10/22

07028950

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Africa Resources Ltd.

*CURRENT ADDRESS Suite 1810 - 1111 West Georgia St.
Vancouver, British Columbia
Canada

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

FILE NO. 82- 35147 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/3/08

RECEIVED
2007 OCT 22 P 7:25

Form 51-102F3

Material Change Report

Item 1: Name and Address of Company

Africo Resources Ltd. ("Africo")
#1108 - 1030 West Georgia Street
Vancouver, B.C. V6E 2Y3

Item 2 Date of Material Change

April 27, 2007.

Item 3 News Release

The news releases were disseminated on April 27, 2007 by way of CCNMatthews.

Item 4 Summary of Material Change

Africo was made aware of a decision rendered by a court in Lubumbashi, Democratic Republic of the Congo in a matter between Akam Mining s.p.r.l. and La Générale des Carrières et des Mines. The latter holds a 25% interest in Swanmines s.p.r.l., the entity that owns the Kalukundi copper/cobalt deposit in the DRC. The Decision is related to the ex parte default judgment obtained by Alejandro Berardone described in Africo's news release of February 23, 2007. Africo has an appeal application to oppose the Berardone Judgment. A preliminary translation of the Decision indicates that it contains a declaration by the court to the effect that it accepts the assertion by Akam that Akam (and thus not Africo through its subsidiaries) is the owner of the remaining 75% of Swanmines.

As a result, Africo and its underwriters mutually agreed to withdraw Africo's offering announced on April 13, 2007.

Item 5 Full Description of Material Change

Africo was made aware of a decision (the "Decision") rendered by a court in Lubumbashi, Democratic Republic of the Congo ("DRC") in a matter between Akam Mining s.p.r.l. ("Akam") and La Générale des Carrières et des Mines ("Gécamines"). The latter holds a 25% interest in Swanmines s.p.r.l. ("Swanmines"), the entity that owns the Kalukundi copper/cobalt deposit in the DRC.

The Decision is related to the ex parte default judgment obtained by Alejandro Berardone (the "Berardone Judgment") described in Africo's news release of February 23, 2007. Africo has an appeal application to oppose the Berardone Judgment.

A preliminary translation of the Decision indicates that it contains a declaration by the court to the effect that it accepts the assertion by Akam that Akam (and thus not Africo through its

subsidiaries) is the owner of the remaining 75% of Swanmines. The Decision appears to accept Akam's claim that it acquired 75% of Swanmines at a sale in execution pursuant to the Berardone Judgment for the sum of US$600,000. Acting pursuant to the Decision, a meeting of Akam and Gecamines was held on April 20, 2007 at which the purported interest of Akam was recognized in the constating documents of Swanmines and other corporate acts were undertaken without the knowledge of Africo.

Africo has been advised by DRC counsel that the purported sale is illegal and not only subject to rescission in conjunction with the Berardone Judgment, but is also null and void because the Swanmines shares in question are owned by H&J Swanepoel Famille Trust s.p.r.l., which is not a party to any of these proceedings.

Africo was not made aware of any threatened or impending legal proceedings involving Akam and Gécamines nor was it given notice of the meeting on April 20. Africo has been advised by DRC counsel that an appeal has been lodged in the proceedings between Akam and Gecamines to have the Decision set aside.

In addition to the pending application for rescission of the Berardone Judgment and further possible legal action against Akam, Africo's DRC counsel has advised that a complaint for judicial misconduct by the Lubumbashi court is also being filed in the Supreme Court of the DRC in Kinshasa. Africo is advised that if this proceeding is successful, all previous judgments and orders pertaining to this subject matter will be null and void. In addition, Africo is pursuing all other available avenues to have the Decision set aside forthwith and the amendments to the constating documents of Swanmines rescinded.

As a result of the developments contained above, Africo and its underwriters mutually agreed to withdraw Africo's offering announced on April 13, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Michael O'Brien, Chief Financial Officer

Business Telephone: (604) 646-3225
Facsimile: (604) 646-3226

Item 9 Date of Report

May 7, 2007.

AFRICO RESOURCES LTD.
(Formerly Copperco Resource Corp.)

Interim Consolidated Financial Statements
(Stated in US Dollars)
Unaudited

First Quarter ended March 31, 2007

NOTICE TO READER
The attached financial statements have been prepared by the management of Africo Resources Ltd and have not been reviewed by the auditors of Africo Resources Ltd.

AFRICO RESOURCES LTD.

Consolidated Balance Sheet
(Stated in US Dollars)
Unaudited

	March 31, 2007	December 31, 2006
ASSETS		
Current		
Cash and cash equivalents	$ 11,191,130	$ 13,231,302
Accounts receivable	197,871	53,977
Total Current Assets	11,389,001	13,285,279
Equity investment	-	998,757
Loans receivable	-	10,363,117
Funds held in trust	-	1,251,293
Mineral properties (note 6)	21,530,873	4,672,223
Total Assets	$ 32,919,874	$ 30,570,669
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 1,402,327	$ 574,200
Total current liabilities	1,402,327	574,200
Future income tax liability	3,466,937	1,868,892
Total Liabilities	4,869,264	2,443,092
Shareholders' equity		
Common Shares (note 7)	30,620,823	29,782,986
Contributed Surplus (note 7)	1,625,315	1,686,342
Warrants	1,163,255	1,163,255
Deficit	(5,462,815)	(4,505,006)
Accumulated other comprehensive income	104,032	-
Total Shareholders' Equity	28,050,610	28,127,577
Total Liabilities and Shareholders' Equity	$ 32,919,874	$ 30,570,669

See accompanying notes to the interim consolidated financial statements

Contingencies and measurement uncertainty (note 2)

Approved by the Board of Directors:

"Tony Harwood"	*"Chris Theodoropoulos"*
Tony Harwood Director	Chris Theodoropoulos Director

AFRICO RESOURCES LTD.

Consolidated Statements of Operations, Deficit, Comprehensive Loss, and Accumulated Other Comprehensive Income

(Stated in US Dollars)

Unaudited

		Three months ended March 31, 2007		Three months ended March 31, 2006
Expenses				
General and administrative costs	$	588,812	$	166,255
Professional fees		75,025		13,139
Stock based compensation (Note 7)		159,953		-
Stock exchange, filing and transfer agents fees		31,452		-
Travel		53,707		23,640
Loss before other items:		(908,949)		(203,034)
Foreign exchange (loss)/gain		(4,262)		6,708
Interest and other income		122,891		29,873
Loss on equity accounted investment (note 4)		(167,489)		(23,146)
Loss for the period		(957,809)		(189,599)
Deficit, beginning of period		(4,505,006)		(1,606,896)
Deficit, end of period	$	(5,462,815)	$	(1,796,495)

Basic and diluted loss per common share	(0.04)	(0.01)
Weighted average number of common shares outstanding	24,850,546	19,559,139

Comprehensive Loss				
Loss for the period before comprehensive income	$	(957,809)	$	(189,599)
Unrealized gain on available for sale investments		104,032		-
Comprehensive Loss for the period	$	(853,777)	$	(189,599)

Accumulated Other Comprehensive Income				
Unrealized gain on available for sale investments	$	104,032	$	-
Balance, end of period	$	104,032	$	-

AFRICO RESOURCES LTD.
Consolidated Statement of Cash Flows
(Stated in US Dollars)
Unaudited

		Three months ended March 31, 2007		Three months ended March 31, 2006
Operating Activities				
Net loss for the period	$	(957,809)	$	(189,599)
Adjustment for items which do not involve cash:				
Stock based compensation		159,953		-
Loss on equity accounted investment		167,489		23,146
		(630,367)		(166,453)
Changes in non-cash working capital components:				
Accounts receivable		(45,812)		(3,710)
Accounts payable and accrued liabilities		(53,397)		(72,533)
Cash used in operating activities		(729,576)		(242,696)
Investing Activities				
Loans receivable		-		(562,792)
Funds held in trust		1,251,293		-
Acquisition of assets of subsidiary:				-
Deferred mineral property costs		(2,352,589)		-
Other assets, net of cash		(930,190)		-
Cash used in investing activities		(2,031,486)		(562,792)
Financing Activities				
Common shares issued for cash		616,858		-
Cash provided by financing activities		616,858		-
Net increase in cash and cash equivalents during the period		(2,144,204)		(805,488)
Cash and cash equivalents, beginning of period		13,231,302		2,640,707
Foreign currency gain included in cash equivalents at period end		104,032		-
Cash and cash equivalents, end of period	$	11,191,130	$	1,835,219

(Stated in US Dollars)

1. NATURE OF OPERATIONS

Nature of operations

Africo Resources Ltd ("the Company" or "Africo") is a mineral resource company engaged in exploring, acquiring and developing precious metal and base metal properties. These activities are conducted principally in the Democratic Republic of the Congo ("DRC").

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the project, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reduction in the carrying amounts of loans receivable, investments and mineral properties.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY

At March 31, 2007 the Company held 100% of the shares of H&J Swanepoel Family Trust s.p.r.l. ("H&J") which holds a 75% interest in Swanmines s.p.r.l. ("Swanmines"), the entity that owns the Kalukundi copper/cobalt deposit in the DRC.

As initially reported in our December 31, 2006 financial statements, one of Africo's former employees in the DRC, Mr. Alessandro Berardone, initiated legal proceedings against the Company before the Court of Grande Instance of Lubumbashi in the DRC on the grounds that he had an employment contract with the Company which provided for a performance based bonus, among other things, which contract was terminated by the Company without payment of such bonus. He also claimed that he was responsible for the Company's acquisition of its interest in the Kalukundi Property as well as certain mining concessions acquired by the Company, for which he was not properly compensated. He claimed the amount of US$30,000,000. Mr. Berardone, without proper notice to the Company, obtained a default judgment against the Company (the "Berardone Judgment") in the amount of US$3,000,400.

Based on legal advice received from senior counsel in the DRC, the Company believed that the judgment obtained is frivolous, illegal and unenforceable and should be set aside. Accordingly, the Company had initiated the appropriate legal steps to have the default judgment obtained by Mr. Berardone set aside and did not make provision for any expense in this regard.

Subsequent to March 31, 2007, Africo was made aware of a decision (the "Decision") rendered by a court in Lubumbashi, DRC in a matter between Akam Mining s.p.r.l. ("Akam") and La Générale des Carrières et des Mines ("Gécamines"). The latter holds a 25% interest in Swanmines.

The Decision contained a declaration by the court to the effect that it accepted the assertion by Akam that Akam (and thus not Africo through its subsidiaries) is the owner of the remaining 75% of Swanmines. The Decision accepted Akam's claim that it acquired 75% of Swanmines at a sale in execution pursuant to the Berardone Judgment for the sum of US$600,000.

(Stated in US Dollars)

2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY *(continued)*

Acting pursuant to the Decision, a meeting of Akam and Gecamines was held on April 20, 2007 at which the purported interest of Akam was recognized in the constating documents of Swanmines and other corporate acts were undertaken without the knowledge of Africo.

Africo has been advised by DRC counsel that the purported sale is illegal and not only subject to rescission in conjunction with the Berardone Judgment, but is also null and void because the Swanmines shares in question were at the time owned by H&J, which is not a party to any of these proceedings.

Africo was not made aware of any threatened or impending legal proceedings involving Akam and Gécamines nor was it given notice of the meeting on April 20, 2007. Swanmines has lodged an appeal in the proceedings between Akam and Gecamines to have the Decision set aside.

H&J, the entity that owns 75% of the shares of Swanmines, has filed a separate application for a court order declaring the sale of the Swanmines shares to Akam Mining null and void.

In addition, a complaint for judicial misconduct by the Lubumbashi court has been being filed in the Supreme Court of the DRC in Kinshasa. Africo is advised that if this proceeding is successful, all previous judgments and orders pertaining to this subject matter will be null and void.

Management believes that the Company will ultimately prevail, and these statements have been prepared in a manner consistent with that assertion. There can, however, be no assurance that the Company will be successful, and should the Company not be successful in asserting its ownership of 75% of Swanmines, then the appropriateness of consolidating Swanmines, the recoverability of loans, and the valuation of the Company's mineral property will have to be reconsidered and amounts potentially restated or written off.

3. BASIS OF PRESENTATION

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting, but do not contain all of the information required for annual financial statements, and should be read in conjunction with the December 31, 2006 financial statements. These statements include the accounts of Africo Resources Ltd and its material wholly owned subsidiaries, Africo Resources (B.C.) Ltd, Kisankala Mining Corp., and H&J Swanepoel Family Trust s.p.r.l.. All significant inter-company transactions are eliminated on consolidation.

Kisankala Mining Corp. was incorporated during the quarter ended March 31, 2007 to hold the additional interest in H&J acquired during the quarter as further described in note 4 below, and which resulted in H&J becoming a wholly owned subsidiary on March 31, 2007.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA guidelines effective for the Company's first quarter commencing January 1, 2007:

a) Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are

(Stated in US Dollars)

3. BASIS OF PRESENTATION *(continued)*

classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company's cash equivalents have been designated as available for sale.

b) Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realised.

c) Transition adjustment to opening balance: The adoption of Sections 1530 and 3855 has not impacted the opening equity and losses of the Company.

4. H&J ACQUISITION

The Company acquired 100% of H&J Swanepoel Family Trust s.p.r.l. in a series of transactions from 2004 until March 2007. The acquisition of a 48% interest was made in prior years through a series of staged cash payments totalling $1,279,530 of which $504,530 was paid in 2006. The investment in H&J was accounted for using the equity method up until March 31, 2007. The Company paid a further $1,250,000 to increase its shareholding in H&J to 100% as at March 31, 2007 and it has been consolidated with effect from that date.

The acquisition of H&J has been accounted for as an asset purchase with the total cost of the acquisition being comprised of:

Cash	$ 2,529,530
Less: Equity loss of H&J recognized previously	(448,262)
Total cost of the acquisition	$ 2,081,268

The preliminary allocation of the purchase price to assets and liabilities is as follows:

Assets	
Cash	$ 319,810
Accounts receivable	98,083
Mineral Property	16,858,650
Liabilities	
Accounts payable and accrued liabilities	(881,524)
Future income tax component	(1,598,045)
Shareholders loan assumed	(12,715,706)
Net assets acquired	$ 2,081,268

The purchase price allocation is preliminary and subject to adjustment over the course of 2007 on completion of the valuation process and analysis of resulting tax effects.

(Stated in US Dollars)

5. RELATED PARTY TRANSACTIONS

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $490,020 (2006 - $48,234) in the three months ended March 31, 2007.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

The total amounts owing to Directors, former Directors, and organizations having common Directors for consulting fees and directors fees amounted to $363,123 (2006 – $43,262) at March 31, 2007.

A shareholder, Rubicon Minerals Corporation ("Rubicon") received management fees amounting to $ nil (2006 - $43,654). The balance owing to Rubicon and included in accounts payable at March 31, 2007 amounted to $ nil (2006 - $61,190).

Other related party transactions are disclosed elsewhere in these financial statements.

6. MINERAL PROPERTIES

For the three months ended March 31, 2007		**Kalukundi (Congo)**
Balance beginning of period	$	4,672,223
Exploration costs		
Arising on acquisition of subsidiary		15,260,605
Future income tax component		1,598,045
Total costs incurred during the period		16,858,650
Balance March 31, 2007	$	21,530,873

For the Year ended December 31, 2006		**Kalukundi (Congo)**
Balance beginning of year	$	4,397,372
Exploration costs		
Stock based compensation (note 7)		164,907
Future income tax component		109,944
Total costs incurred during the year		274,851
Balance December 31, 2006	$	4,672,223

(Stated in US Dollars)

7. EQUITY

Common Shares

Authorised:

Unlimited common shares without par value

Issued:	Number of Shares	Amount
Balance, December 31, 2006	24,500,597	$ 29,782,986
Stock options exercised	420,550	616,858
Transfer on exercise of stock options	-	220,979
Shares issued in terms of plan of arrangement	66,064	-
Balance, March 31, 2007	24,987,211	$ 30,620,823

Contributed Surplus

	March 31, 2007	December 31, 2006
Balance, at beginning of period	$ 1,686,342	$ 784,329
Options granted	159,953	728,277
Placement agent compensation options issued at fair value	-	210,243
Options exercised	(220,979)	(36,507)
Balance, at end of period	$ 1,625,315	$ 1,686,342

During the period ended March 31, 2007 the Company granted 200,000 stock options at an exercise price of CAD$4.00 per share, to an officer. These options have a term of 5 years. Stock based compensation expense of $159,953 has been recorded in operations in respect of the stock options granted. 100,000 options vested immediately with the remaining vesting in March 2008.

The stock based compensation expense for the year was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

Dividend Yield	:	0%
Average risk free interest rate	:	4.0 %
Expected volatility	:	45%
Expected life of option	:	5 years

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate.

AFRICO RESOURCES LTD.

Management's Discussion & Analysis for the three months ended

March 31, 2007

AFRICO RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Set out below is a review of the activities, results of operations and financial condition of Africo Resources Ltd. and its subsidiaries (referred to herein together as "the Company" or "Africo") for the quarter ended March 31, 2007 compared with the same quarter in the previous year. The following information should be read in conjunction with the Company's March 31, 2007 unaudited consolidated financial statements and related notes and with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2006, which were prepared in accordance with Canadian generally accepted accounting principles. The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, "Comprehensive Income" and "Financial Instruments – Recognition and Measurement", respectively, effective for the Company's first quarter commencing January 1, 2007. This analysis is prepared as at May 14, 2007. All dollar amounts, unless otherwise indicated, are in US Dollars.

The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario, and Quebec in Canada and is listed on the TSX in Canada under the symbol ARL.

Additional information related to the Company, including the Company's most recent annual information form (once filed) is available on SEDAR at www.sedar.com.

OVERVIEW

Africo Resources Ltd. is a development stage copper-cobalt company with an operational base in the Democratic Republic of the Congo (DRC) and with corporate offices in Vancouver, Canada. Africo is developing the high-grade Kalukundi copper cobalt deposit near Kolwezi in the DRC.

During the quarter the Company purchased an additional 52% interest in shares of H&J Swanepoel Family Trust s.p.r.l. ("H&J"), bringing its interest in H&J to 100%. Subject to the comments outlined below under the heading "RECENT DEVELOPMENTS REGARDING OWNERSHIP OF THE KALUKUNDI PROJECT", H&J holds a 75% interest in Swanmines s.p.r.l. ("Swanmines"), the entity that owns the Kalukundi copper/cobalt deposit in the DRC. The effective date of the transaction was March 31, 2007 and the investment in H&J was accounted for using the equity method up until March 31, 2007 after which it has been consolidated.

RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT

On April 13, 2007, the Company announced an underwriting for 35,150,000 common shares at CDN$3.70 per common share that would have resulted in gross proceeds of CDN$130,055,000. Due to the developments described below, the Company and its underwriters withdrew the offering on April 27, 2007.

As initially reported in a news release dated February 23, 2007, one of Africo's former employees in the DRC, Mr. Alessandro Berardone, initiated legal proceedings against the Company before the Court of Grande Instance of Lubumbashi in the DRC on the grounds that he had an employment contract with the Company which provided for a performance based bonus, among other things, which contract was terminated by the Company without payment of such bonus. He also claimed that he was responsible for the Company's acquisition of its interest in the Kalukundi Property as well as certain mining concessions acquired by the Company, for which he

was not properly compensated. He claimed the amount of US$30,000,000. Mr. Berardone, without proper notice to the Company, obtained a default judgment against the Company (the "Berardone Judgment") in the amount of US$3,000,400.

We reported that, based on legal advice received from senior counsel in the DRC, the Company believed that the judgment obtained is frivolous, illegal and unenforceable and should be set aside. Accordingly, the Company had initiated the appropriate legal steps to have the Berardone Judgment set aside and did not make provision for any expense in this regard.

There has been a further development, subsequent to March 31, 2007 whereby Africo was made aware of a decision (the "Decision") rendered by a court in Lubumbashi, DRC in a matter between Akam Mining s.p.r.l. ("Akam") and La Générale des Carrières et des Mines ("Gécamines"). The latter holds a 25% interest in Swanmines.

The Decision contained a declaration by the court to the effect that it accepted the assertion by Akam that Akam (and thus not Africo through its subsidiaries) is the owner of the remaining 75% of Swanmines. The Decision accepted Akam's claim that it acquired 75% of Swanmines at a sale in execution pursuant to the Berardone Judgment for the sum of US$600,000.

Acting pursuant to the Decision, a meeting of Akam and Gecamines was held on April 20, 2007 at which the purported interest of Akam was recognized in the constating documents of Swanmines and other corporate acts were undertaken without the knowledge of Africo.

Africo has been advised by DRC counsel that the purported sale is illegal and not only subject to rescission in conjunction with the Berardone Judgment, but is also null and void because the Swanmines shares in question are owned by H&J, which is not a party to any of these proceedings.

Africo was not made aware of any threatened or impending legal proceedings involving Akam and Gécamines nor was it given notice of the meeting on April 20, 2007. Swanmines has lodged an appeal in the proceedings between Akam and Gecamines to have the Decision set aside.

H&J, the entity that owns 75% of the shares of Swanmines, has filed a separate application for a court order declaring the sale of the Swanmines shares to Akam Mining null and void.

In addition, a complaint for judicial misconduct by the Lubumbashi court has been filed in the Supreme Court of the DRC in Kinshasa. Africo is advised that if this proceeding is successful, all previous judgments and orders pertaining to this subject matter will be null and void.

Management believes that the Company will ultimately prevail and its title to the Kalukundi asset will be reasserted through its ownership of H&J, and continues to prepare its financial statements in a manner consistent with that assertion. There can, however, be no assurance that the Company will be successful, and should the Company not be successful in asserting its ownership of 75% of Swanmines, then the appropriateness of consolidating Swanmines, the recoverability of loans, and the valuation of the Kalukundi Property will have to be reconsidered and amounts potentially restated or written off.

The Company is continuing to vigorously pursue all available options to assert H&J's interest in Swanmines. However, in light of the current uncertainty, Management is in the process of evaluating all of its activities to determine those that can successfully be suspended or delayed with respect to the Kalukundi property pending resolution of the above.

EXPLORATION AND DEVELOPMENT ACTIVITIES

Prior to the developments described above, the Company had entered into a number of contracts for exploration and development activity, commitments in respect of which are being monitored closely in the light of continuing legal issues. Progress in the quarter in respect of contracted activities was as follows:

Drilling activity

Since the year end, Africo has secured a number of exploration drill rigs to undertake resource drilling over the next few months in line with the Company's plan to further delineate resources on the Kalukundi property.

The first two drill rigs arrived on site on 6 April and 29 April, respectively, and drilling has already commenced. We are currently assessing drilling at least 18 boreholes (1,300m) on the Kesho and Golf Fragments plus one condemnation hole for the plant site. If good intersections are achieved and continuity of the mineralization can be outlined, then additional holes will be drilled on these fragments. Infill drilling on the Kii Fragment is scheduled for the current calendar quarter.

The Company has also identified abundant underground water resources from wide diameter hydrogeological borehole drilling and this is likely to result in capital cost savings on the project. Four large-diameter (254mm) water bores have intersected major aquifers delivering between 30l/sec and 45l/sec; cumulatively, this amounts to 137 litres/sec or 493m3/hour, more than three times what is needed to meet Kalukundi's planned plant and mining operation needs, currently estimated at 160m3/hour. The Company will thus not have to construct a pipeline to access water from the Lualaba Lake as envisaged in the Kalukundi feasibility study resulting in a potential cost saving of approximately $1 million.

A Superrock percussion drill has been active on site at Kalukundi since early February to determine both water distribution and volumes in close proximity to the proposed open pits. To date, some 1,010m of the estimated 1,700m of drilling has been completed. Further drilling, planned to identify potable water supply is currently in progress and one borehole has intersected sufficient water to supply the proposed new site for the relocation of the Kisankala village (18m3/hour).

Environmental Adjustment Plan

As noted in the Company's news release dated April 27, 2007, the Environmental Adjustment Plan submitted by Swanmines was approved by the Permanent Evaluation Committee of the Ministry of Mines in the DRC on 25 April 2007. This, together with exploitation permit currently held by Swanmines, will enable it to begin development and mining at the Kalukundi project.

RESULTS OF OPERATIONS

The Company continues to fund operating costs in the DRC as operations transition into the development phase. This increase in activity is largely responsible for the increase in the net loss for the period to $957,809 from $189,599 in the prior year. Individual items contributing to this increase are as follows:

- General and administrative costs amounted to $588,812 (2006 - $166,255). The increase results from the appointment of a full time Chief Executive, additional consulting fees paid in connection with the current financing initiatives, and from the general increase in activity during the quarter reflected in the increased cost of conference attendance, telephones, website expenditures and personnel costs.

- Professional fees of $75,025 (2006 – $13,139) were incurred consisting of: legal fees which accounted for the bulk of the increase as a result of the increase in the Company's activities, the TSX listing of the Company, and accounting costs which increased as a result of the increased scope of operations and the need for full time accounting assistance in our corporate head office toward the end of the year.

- Stock based compensation cost amounted to $159,953 (2006 - $nil). The Company granted 200,000 options exercisable at $4.00 per share to an officer which resulted in an expense of $159,953 for the quarter.

- Stock exchange, filing and transfer agent fees totaled $31,452 (2006 - $nil) and results from the listing of the Company on the TSX in December 2006.

- Travel costs amounted to $53,707 (2006 – $23,640). The increase results from the increased travel demands of both raising capital and transitioning the group into a development phase in the DRC.

- The net foreign exchange loss for the period amounted to $4,262 (2006 – gain, $6,708) and results mainly from translation differences arising due to the fact that some of the Company's transactions are conducted in Canadian Dollars whereas the Company's functional currency is US Dollars.

- Interest and other income amounted to $122,891 (2006 $29,873) and is attributable to the increase in cash balances arising from the private placements in December 2006.

- The loss on equity accounted investment was $167,489 in the period (2006 - $23,146) and can be attributed to the increase in activities in the DRC following the completion of the feasibility study and the appointment of a Country Manager and other personnel in the DRC.

LIQUIDITY AND CAPITAL RESOURCES

The Company had net working capital of $9,986,674 at March 31, 2007 (December 31, 2006 - $12,711,079). The decrease in working capital is mainly attributable to the acquisition of the remaining interest in H&J at a cost of $1,250,000, and the funding of operating costs and preliminary development expenditures which were partially offset by $616,858 received on the exercise of employee stock options.

The current working capital is expected to be sufficient to fund the Company's general and administrative expenses as currently budgeted for the remainder of the financial year assuming limited preliminary development costs. As indicated above, the feasibility study for the Kalukundi project estimates capital costs totaling $166.6 million. Taking into account the lead time to build the mine and potential working capital requirements at the start of production, the Company will need to raise approximately $200 million for capital costs, working capital, and additional mining and exploration activities to enable the Company to meet its development plans. Discussions with bankers and advisers are currently underway in this regard, however, there can be no assurance that the Company will be able to raise the capital required to meet its capital costs and working capital requirements.

The ability of the Company to obtaining financing for the project is dependent on economic fundamentals including commodity prices and interest rates remaining at levels that support the project economics contained in the feasibility study described previously as well as the Company successfully taking the necessary steps to secure title to the ownership by H&J of 75% of Swanmines.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Company has entered into consulting arrangements with certain directors who provided assistance with the development of the Kalukundi project, the plan of arrangement, private placement, and listing of the Company.

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $490,020 (2006 - $48,234).

The total amounts owing to Directors, former Directors, and organizations having common Directors for consulting fees and directors fees amounted to $363,123 (2006 – $43,262) at the quarter end.

Rubicon Minerals Corporation ("Rubicon") received management fees amounting to $ nil (2006 - $43,654). The balance owing to Rubicon and included in accounts payable at the quarter-end amounted to $ nil (2006 - $61,190).

OUTSTANDING SHARE DATA

As at May 10, 2007 the Company had the following securities issued and outstanding:

- 24,993,031 common shares;
- 2,530,000 common share purchase options
- 2,688,980 share purchase warrants

The Company also has the obligation under a plan of arrangement with Rubicon, among others which completed on December 8, 2006, to issue 568,666 shares to pre-existing Rubicon option and warrant holders, all consideration in respect of which is payable to Rubicon.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its

mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value. Such events or changes in circumstances involve changes in political risk, economic risk, commodity prices, exchange rates, and interest rates among others.

Stock-based compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events. The assumptions with the greatest impact on fair value are those for estimated stock volatility and for the expected life of the instrument.

CONTROLS AND PROCEDURES

Disclosure controls and procedure as designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Changes in Internal Control over Financial Reporting

The Company is transitioning from an exploration company to the mine construction and operations phase of its life. Consequently, the system of internal controls over financial reporting is also changing and growing in keeping with each stage of evolution of the Company.

SUBSEQUENT EVENTS

There were no subsequent events other than as described above under the heading "RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT".

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. In addition to the uncertainty facing the Company outlined under the heading "RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT", typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form for the year ended December 31, 2006 and dated March 30, 2007, available electronically through the Internet on the Canadian

System for Electronic Document Analysis and Retrieval (SEDAR) under the Company's name, which can be accessed at www.sedar.com.

In order for the Company to be able to raise the required equity and debt capital to fund the advancement and development of the Kalukundi project, the issues regarding the ownership of the 75% interest by H&J in Swanmines will have to be resolved. There can be no assurance that this will be able to be completed in a timely manner.

FORWARD LOOKING STATEMENTS

The Company's interim financial statements for the quarter ended March 31, 2007 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Africo and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Africo's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

AFRICO RESOURCES LTD.

By: *"Antony Harwood"*
PRESIDENT, CEO AND DIRECTOR

May 14, 2007

Form 52-109F2 - Certification of Interim Filings

I, Michael O'Brien, the Chief Financial Officer of Africo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) Africo Resources Ltd. (the "Issuer") for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: May 14, 2007.

"Michael O'Brien"
Michael O'Brien
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Dr. Antony Harwood, the President and Chief Executive Officer of Africo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) Africo Resources Ltd. (the "Issuer") for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: May 14, 2007.

"Antony Harwood"
Dr. Antony Harwood
President and Chief Executive Officer

Code of Ethics

The Company acknowledges it is operating in a challenging environment. Our Code of Ethics is underpinned by our values, instilled into our employees and in the workplace.

The Code of Ethics is the guide for our employees, contractors and consultants to use when making decisions, particularly when they may be confronted by an ethical dilemma. In accepting employment with Africo we accept Africo's ethics and commit to abide by them.

The following constitute the principles of Africo's Code of Ethics and outline the business conduct expected of our employees, contractors and consultants.

- Actively live and promote the Company values
- Promote equal opportunity
- Recognise that discrimination or harassment is not acceptable behaviour
- Abide by the legislation and regulations of the countries in which we operate at all times
- Respect company property as if it were your own.
- Abide by all company policies.
- Never present yourself for work under the influence of illicit drugs or alcohol
- Ensure any personal interests or businesses do not conflict with the interests of the Company.
- Company assets should only be used for Company related business.
- Maintain neutrality in terms of politics and religion.
- Never offer money, gifts or items of value in return for ensuring a desired outcome, illegally influencing Government officials, politicians or police.
- Whilst giving or receiving gifts forms part of some business cultures, never offer or receive a gift in cash or kind, without the prior permission of the Managing Director. In the case of the Managing Director, he or she shall seek the approval of the CEO.
- Be fair in your dealings with all stakeholders
- Protect and keep confidential all Company documents, records and information
- Only employees specifically authorised by the CEO may make comments relating to Africo to the media or release information to the public.

When an employee is faced with a decision where the correct decision to make or the appropriate behaviour is not clear, the employee should seek advice from his immediate manager before acting.

By adhering to our values and code of ethics, we can all be proud of our Company and ourselves.

Dr Tony Harwood
President and CEO
Africo Resources Ltd

Date: 13 November 2006

AFRICO
RESOURCES LTD

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO: All holders of common shares of Africo Resources Ltd.

We will hold an annual and special meeting of our shareholders on **Monday, June 25, 2007** in the **Connaught Room** of the **Metropolitan Hotel** at **645 Howe Street, Vancouver, British Columbia**. The meeting will start at **1:30 p.m.** (Vancouver time). We cordially invite you to attend and encourage you to do so.

At the meeting we will:

(1) present our financial statements for the year ended December 31, 2006, together with the notes thereto and the report of our auditor on those statements;

(2) elect directors;

(3) re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as our auditor;

(4) authorize the Board of Directors to fix the auditor's remuneration;

(5) ask you to consider and, if you think it appropriate to do so, confirm, with or without amendment, By-law No. One, as adopted by the Board of Directors, which contains the by-laws that relate generally to the transaction of the business and affairs of Africo;

(6) ask you to consider and, if you think it appropriate to do so, pass a resolution ratifying and confirming adoption of a shareholders' rights plan on the basis set out in the section of the Information Circular entitled "Part 3 - The Business of the Meeting – Adoption of a Shareholders' Rights Plan", subject to the approval of the regulatory authorities having jurisdiction over the securities of Africo; and

(7) consider any other proper business.

An Information Circular prepared by the management of Africo, together with a form of proxy, accompany this Notice of Meeting and should be read in conjunction with this Notice of Meeting.

May 25, 2007.

AFRICO RESOURCES LTD.

By:

"Chris Theodoropoulos"

Chris Theodoropoulos
Chairman of the Board

If you cannot attend, we encourage you to complete and return the enclosed form of proxy indicating your voting instructions. Please complete, date and sign your form of proxy or voting instruction form and return it by mail in the envelope provided for this purpose, or by facsimile to our transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Canada (facsimile numbers: within North America 1-866-249-7775; outside North America 1-416-263-9524); or by following the procedures for telephone or Internet voting provided in the enclosed form of proxy or voting instruction form. To be valid, a completed form of proxy must be received by our transfer agent by no later than 1:30 p.m. on Thursday, June 21, 2007 or, if the meeting is adjourned, by no later than 48 hours prior to the time of the adjourned meeting.

If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

AFRICO RESOURCES LTD

MANAGEMENT INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of May 25, 2007. In this Circular, unless otherwise specified, all references to "$" or "dollars" are to Canadian dollars.

This Information Circular is being mailed by the management of Africo Resources Ltd. to everyone who was a shareholder of record of our company on May 18, 2007, which is the date that has been fixed by the directors of Africo as the record date to determine the shareholders who are entitled to receive notice of the meeting.

We are mailing this Information Circular in connection with the solicitation of proxies by and on behalf of our management for use at the annual and special meeting of the shareholders of Africo that is to be held on Monday, June 25, 2007, at 1:30 p.m. (Vancouver time) at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia. The solicitation of proxies will be primarily by mail. Certain employees or directors of Africo may also solicit proxies by telephone or in person. The cost of solicitation will be borne by Africo.

Under our by-laws, at least two persons must be present in person or represented by proxy, each being a shareholder entitled to vote at the meeting or a duly appointed proxy for an absent shareholder so entitled, before any action may validly be taken at the meeting. If such a quorum is not present in person or by proxy, we will reschedule the meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

All of the matters that will come to a vote at the meeting as described in the attached Notice of Meeting are ordinary resolutions and can be passed by a simple majority – that is, if more than half of the votes that are cast are in favour, then the resolution is approved.

WHO CAN VOTE?

If you are a registered shareholder of Africo as at May 18, 2007, you are entitled to attend the meeting and cast a vote for each share registered in your name on all resolutions put before the meeting. If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer's authority should be presented at the meeting. If you are a registered shareholder but do not wish to, or cannot, attend the meeting in person you can appoint someone who will attend the meeting and act as your proxyholder to vote in accordance with your instructions (see "Voting by Proxy"). If your shares are registered in the name of a "nominee" (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled "Non-registered Shareholders" set out below.

It is important that your shares be represented at the meeting regardless of the number of shares you hold. If you will not be attending the meeting in person, we invite you to complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

VOTING BY PROXY

If you do not come to the meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder. You can either tell that person how you want to vote or you can let him or her decide for you. You can do this by completing a form of proxy.

In order to be valid, you must return the completed form of proxy by 1:30 p.m. (Vancouver time) on Thursday, June 21, 2007, to our transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Canada (facsimile numbers: within North America 1-866-249-7775; outside North America 1-416-263-9524).

What is a proxy?

A form of proxy is a document that authorizes someone to attend the meeting and cast your votes for you. We have enclosed a form of proxy with this Information Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a proxyholder

You can choose any individual to be your proxyholder. It is not necessary for the person whom you choose to be a shareholder. To make such an appointment, simply fill in the person's name in the blank space provided in the enclosed form of proxy. To vote your shares, your proxyholder must attend the meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder. Those persons are directors and/or officers of Africo.

Instructing your proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the meeting, your proxyholder can vote your shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote your shares at the meeting as follows:

- ✓ **FOR the election of the proposed nominees as directors;**
- ✓ **FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Africo's auditor;**
- ✓ **FOR the resolution authorizing the Board of Directors to fix the auditor's remuneration;**
- ✓ **FOR the resolution to ratify and confirm Africo's by-laws, as adopted by the Board of Directors; and**
- ✓ **FOR the resolution ratifying and confirming adoption of a shareholders' rights plan.**

For more information about these matters, see Part 3 - The Business of the Meeting. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Information Circular, the management of Africo is not aware of any other matter to be presented for action at the meeting. If, however, other matters do properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing your mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by (a) attending the meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the Registered Office of Africo at Suite 1810 – 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3 Canada; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 in the afternoon (Vancouver time) on the last business day before the day of the meeting, or any adjournment thereof, or delivered to the person presiding at the meeting before it (or any adjournment) commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the meeting in person.

NON-REGISTERED SHAREHOLDERS

If your shares are not registered in your own name, they will be held in the name of a "nominee," usually a bank, trust company, securities dealer or other financial institution and, as such, your nominee will be the entity legally entitled to vote your common shares and must seek your instructions as to how to vote your shares.

Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Information Circular from your nominee, together with a form of proxy or a request for voting instruction form. If that is the case, **it is most important that you comply strictly with the instructions that have been given to you by your nominee on the voting instruction form**. If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your shares are not registered in your own name, Africo's transfer agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote. If you wish to vote in person at the meeting, therefore, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee. If you do this, you will be instructing your nominee to appoint you as proxyholder. Please adhere strictly to the signature and return instructions provided by your nominee. It is not necessary to complete the form in any other respect, since you will be voting at the meeting in person. Upon arrival at the meeting, please register with the representative from Computershare Investor Services Inc., our transfer agent, who will be present at the meeting to act as scrutineer.

The Notice of Meeting, this Information Circular and our audited consolidated financial statements for the fiscal year ended December 31, 2006 are being sent to both registered and non-registered owners of common shares in the capital of Africo. If you are a non-registered owner and we have sent these materials to you directly, your name and address and information about your holdings of common shares of Africo have been obtained in accordance with applicable securities regulatory requirements from the nominee holding the securities on your behalf. By choosing to send these materials to you directly, Africo (and not your nominee) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions form.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Africo has authorized capital of unlimited common shares. Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on May 18, 2007, the date fixed by our directors as the record date for determining who is entitled to receive notice of and to vote at the meeting.

At the close of business on May 18, 2007, 24,995,690 common shares in the capital of Africo were outstanding. To the knowledge of Africo's directors and officers, there are no persons or companies who or which beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of our common shares on that date.

PART 3 - THE BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of Africo for the year ended December 31, 2006 will be placed before you at the meeting. These financial statements have been mailed to shareholders together with the Notice of Meeting and this Information Circular.

ELECTION OF DIRECTORS

Directors of Africo are elected for a term of one year. The term of office of each of the nominees proposed for election as a director will expire at the meeting, and each of them, if elected, will serve until the close of the next annual meeting, unless he resigns or otherwise vacates office before that time. Under Africo's Articles and in accordance with the requirements of the *Canada Business Corporations Act*, Africo shall have a minimum of three and a maximum of nine directors, the exact number of directors, within such limits, to be determined from time to time by the Board. Africo currently has six directors and, pursuant to Africo's By-laws, the number of directors to be elected at the meeting has been set by resolution of the Board at five.

Nominees for Election

The following are the nominees proposed for election as directors of Africo together with the number of common shares and stock options that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee. All of the nominees are currently directors. Each of the nominees has agreed to stand for re-election and we are not aware of any intention of any of them not to do so. If, however, one or more of them should become unable to stand for re-election, it is likely that one or more other persons would be nominated at the meeting for election and, in that event, the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name and place of residence	Principal occupation	Director since	Number of shares	Number of options
DAVID W. ADAMSON *Director* British Columbia, Canada	Exploration Geologist; President, CEO and a director of Rubicon Minerals Corporation, a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits (since March 1996).	July 4, 2006	100,207	339,307
JOHN DIXON[(1)] *Director* Tanzania	President of Oryx Mining and Exploration, a Canadian company exploring for viable gold deposits in Africa (since July 2006); Independent Geologist with Bastillion Resources (Pty) Ltd., an independent geological and mining consulting company specialising in Africa (1996 – 2006).	July 4, 2006	Nil	100,000

Name and place of residence	Principal occupation	Director since	Number of shares	Number of options
ANTONY (TONY) HARWOOD[(1)] *President, Chief Executive Officer & Director* England, United Kingdom	President and CEO of Africo Resources (BC) Ltd. (since May 31, 2006); Vice President, Placer Dome Inc., a publicly listed international gold mining company (June 1998 to March 2006).	July 4, 2006	66,905	320,000
LUKAS MARTHINUS (TINUS) MAREE *Director & Secretary* British Columbia, Canada	President, River Capital Partners Ltd., a private investment company (since January 2001); Director, River Group (since January 1998).	July 4, 2006	119,648	240,000
CHRIS THEODOROPOULOS *Director & Chairman of the Board* British Columbia, Canada	Self-employed businessman; Chairman of the Board of Africo (since April 2005) and its now wholly-owned subsidiary, Africo Resources (BC) Ltd. (since July 2006); Associate Counsel, Getz Prince Wells LLP, a law firm in Vancouver (November 2003 to March 2007); independent legal and business consultant (1996 to November 2003).	July 4, 2006	114,029	320,000

(1) Member of the Audit Committee. Peter Tomsett, a current director not standing for re-election at the meeting, is the current Chair of the Audit Committee.

Africo's management recommends that shareholders vote in favour of the nominees for election as directors. **Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees as directors of Africo for the ensuing year.**

APPOINTMENT OF THE AUDITOR

During the financial year ended December 31, 2006, PricewaterhouseCoopers LLP, Chartered Accountants, served as Africo's auditor. PricewaterhouseCoopers LLP was appointed as auditor of Africo BC on June 30, 2005, and became auditor of Africo effective December 8, 2006, upon completion of the Plan of Arrangement among Africo, Africo BC, Rubicon Minerals Corporation, among others. Prior to June 30, 2005, Africo BC, then a privately held company, did not have, and pursuant to applicable corporate law was not required to have, an auditor.

Africo's management recommends that shareholders vote in favour of the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Africo's auditor for the ensuing year and in favour of granting the Board of Directors the authority to determine the remuneration to be paid to the auditor. **Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP to act as our auditor until the close of our next annual meeting and to vote FOR the proposed resolution to authorize the Board of Directors to fix the remuneration to be paid to the auditor.**

RATIFICATION AND CONFIRMATION OF BY-LAWS

On November 14, 2006, Africo's Board of Directors adopted By-law No. One, being a by-law relating generally to the transaction of the business and affairs of Africo. Pursuant to the *Canada Business Corporations Act*, the directors are to submit a by-law made pursuant thereto to the shareholders at the next meeting of shareholders and the shareholders may, by ordinary resolution, confirm reject or amend the by-law. Shareholders will, accordingly, be asked at the meeting to approve an ordinary resolution confirming By-law No. One.

The complete text of By-law No. One has been filed with securities regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and is available for viewing with Africo's other public disclosure documents through the internet at www.sedar.com. A copy of By-law No. One will be provided to any shareholder upon request for same sent to Africo's Chief Financial Officer.

Unless they are instructed otherwise, the persons named in the enclosed form of proxy intend to vote FOR the resolution to confirm By-law No. One.

ADOPTION OF SHAREHOLDERS' RIGHTS PLAN

The shareholders of Africo will be asked at the meeting to consider and, if thought fit, to pass an ordinary resolution (the "Rights Plan Resolution") to ratify and confirm the adoption of a shareholders' rights plan (the "Rights Plan"), with such changes as may be required by the Toronto Stock Exchange (the "TSX") and any other regulatory authority having jurisdiction over Africo's shares and as may be acceptable to Africo. The Rights Plan, adopted by the board of the directors of Africo, is contained in an agreement (the "Rights Plan Agreement") dated May 25, 2007 between Africo and Computershare Investor Services Inc. (the "Rights Agent"). The full text of the agreement containing the Rights Plan is attached to this Information Circular as Appendix "A". The Rights Plan became effective on May 25, 2007 and will continue in effect unless the shareholders of Africo do not pass the Rights Plan Resolution. The Rights Plan is subject to the approval of the TSX and any other regulatory authority having jurisdiction over Africo's shares.

Background

In considering whether to adopt the Rights Plan, the Board of Directors of Africo considered the current legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding shares.

The Rights Plan is designed to address the concern that existing Canadian securities legislation (which requires that a takeover bid remain open for only 35 days) does not provide sufficient time for the shareholders to properly consider and respond to an offer and for the Board of Directors to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for Africo's shares than the offeror. The Rights Plan will provide the Board of Directors and the shareholders with more time to fully consider any unsolicited takeover bid without undue pressure; will allow the directors to pursue, if appropriate, other alternatives to maximize shareholder value; and allow additional time for competing bids to emerge. It also addresses the possibility that control or effective control of Africo may be acquired pursuant to a private agreement in which a small number of shareholders sell their shares at a premium to market price which is not shared with other shareholders; and that a person may slowly accumulate shares through market purchases which may result, over time, in an acquisition of control by way of a "creeping" take over without payment of fair value for control or fair sharing of any control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of common shares over the 20% level.

The Rights Plan uses the mechanism of a "Permitted Bid" (described below) to try to ensure that someone seeking control of Africo gives its shareholders and directors enough time to evaluate the bid, negotiate with the initial bidder and encourage competing bids to emerge. The Rights Plan seeks to protect shareholders by requiring all potential bidders to comply with certain minimum conditions. A bidder who does not satisfy these minimum conditions becomes subject to the dilutive features of the Rights Plan.

Generally, to qualify as a Permitted Bid, a takeover bid must (a) be made to all shareholders and (b) be open for acceptance for at least 60 days after the bid is made. In addition, the bid must contain a condition that, if more than 50% of the common shares held by Independent Shareholders (which means, in large part, the holders of any shares of Africo other than any Acquiring Person, as described below, any offeror for shares of Africo and any persons who are deemed to beneficially own any of these shares) are tendered and not withdrawn, the bidder may take up and pay for those shares but must then extend the bid for a further period of 10 business days on the same terms so as to allow those shareholders who did not initially tender to do so if they choose. As a result, there should be no coercion to tender during the initial 60-day period.

Neither at the time of adoption of the Rights Plan nor as at the date of this Circular was the Board of Directors aware of any specific proposal to acquire control of Africo nor any such effort to do so. It was not the intention of the Board of Directors in adopting the Rights Plan to secure the continuance in office of the existing members of the board or to avoid an acquisition of control of Africo in a transaction that is fair and in the best interest of the shareholders. Adoption of the Rights Plan will not affect the rights of shareholders under existing law to seek a change in Africo's management, nor will its adoption affect the duty of the directors to act honestly and in good faith with a view to the best interests of Africo and its shareholders.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan accompanying this Circular.

Effective Date

The effective date of the Rights Plan is May 25, 2007 (the "Effective Date").

Term

The term of the Rights Plan is ten years from the Effective Date (the "Expiry Time"), subject to reconfirmation by shareholders at the third and sixth annual meeting of the shareholders after the Effective Date. If the Rights Plan is not reconfirmed by the shareholders, it will automatically lapse.

Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each outstanding common share. One Right will also be attached to each subsequently issued common share. The exercise price of the Rights (the "Exercise Price") will be, until the Separation Time (as described herein), five times the market price of Africo's common shares, from time to time, and from and after the Separation Time, five times the market price of Africo's common shares as at the Separation Time. The Exercise Price will be subject to anti-dilution adjustments that are described in the Rights Plan.

Exercise of Rights

The Rights are not initially exercisable. They only become exercisable on the tenth trading day after the earlier of (i) the date of the first public announcement by Africo or an Acquiring Person (as described below) that someone has become an Acquiring Person (the "Stock Acquisition Date"), and (ii) the commencement or announcement date of a takeover bid for the common shares other than (a) under a Permitted Bid or (b) certain other limited circumstances described in the Rights Plan. On that date (the "Separation Time"), the Rights will separate from the common shares to which they are attached and become exercisable.

Under the Rights Plan if a person (an "Acquiring Person"), including others acting jointly or in concert with that person, acquires 20% or more of Africo's common shares otherwise than by way of a Permitted Bid or in certain other limited circumstances, a "Flip-in Event" occurs. Any Rights held by an Acquiring Person on or after the earlier of (a) the Separation Time and (b) the date of the first public announcement by Africo or an Acquiring Person that a person has become an Acquiring Person, will become void upon the occurrence of the Flip-in Event (subject to certain provisions of the Rights Plan relating to waivers).

Ten trading days after the public announcement that a Flip-in Event has occurred, each Right (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a discount of 75% from the market price.

Exemptions for Portfolio Managers and Institutional Investors

The Rights Plan contains provisions that are designed to prevent a Flip-in Event from occurring solely as a result of the customary activities of portfolio managers and institutional investors including trust companies and certain others, a substantial portion of whose ordinary business is the management of funds for unaffiliated investors. The "exemption" thus created only applies, however, so long as the portfolio manager does not propose to make a takeover bid either alone or jointly with others.

Certificates and Transferability

Until the Separation Time, the Rights will be evidenced only by the register maintained by the Rights Agent and by outstanding common share certificates. Under the Rights Plan, until the Separation Time the Rights will only be transferred with the associated common shares. Until the Separation Time, or earlier termination or expiry of the Rights, each new share certificate issued upon transfer of existing common shares or the issuance of additional common shares, will bear a legend incorporating the terms of the Rights Plan by reference. Promptly after the Separation Time, separate certificates evidencing the Rights will be mailed to the holders of record of common shares as of the Separation Time and thereafter these certificates will be the only evidence of the Rights.

Waiver and Redemption

The Board of Directors may, before a Flip-in Event occurs, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event. If it does so, it is deemed to have waived the application of the Rights Plan to any future Flip-in Event prior to the expiry of the takeover bid in respect of which the waiver was granted or deemed to have been granted. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred inadvertently, provided that the Acquiring Person that inadvertently triggered the Flip-in Event reduces its beneficial ownership of Africo shares to below 20% within such period as the Board of Directors determines.

If, before the occurrence of a Flip-in Event, a person acquires outstanding common shares of Africo pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under the Rights Plan, then the Board of Directors shall be deemed to have elected to redeem the Rights at a redemption price of $0.0001 per Right appropriately adjusted in accordance with the Rights Plan.

Amendment to the Rights Plan

The Board of Directors may amend the Rights Plan to correct clerical errors or to make any changes that may be needed to ensure its continuing validity. The Board of Directors, may also, at any time before the Separation Time, amend, vary or rescind any of the provisions of the Rights Plan or the Rights with the prior consent of Africo's Independent Shareholders. At any time after the Separation Time and before the Expiry Time, the Board of Directors may amend, vary or rescind any of the provisions of the Rights Plan with the prior consent of the holders of Rights.

Recommendation of the Board

The Board of Directors has determined that the Rights Plan is in the best interests of Africo and its shareholders. The Board recommends that shareholders vote in favour of the resolution to ratify and confirm the adoption of the Rights Plan, with such changes as may be required by the TSX and any other regulatory authority having jurisdiction over Africo's shares.

Unless they are instructed otherwise, the persons named in the enclosed form of proxy intend to vote FOR ratification and confirmation of adoption of the Rights Plan as described above.

PART 4 – EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

David Adamson served as President of Africo Resources (BC) Ltd. ("Africo BC", now Africo's wholly-owned subsidiary) from its incorporation on January 7, 2004 until May 31, 2006; Chris Theodoropoulos has served as Chairman of the Board of Africo BC since April 7, 2005 and as Chairman of the Board of Africo since July 7, 2006; Antony Harwood was appointed Chief Executive Officer of Africo BC on May 31, 2006 and has served as Chief Executive Officer of Africo since July 7, 2006; Michael Keating served as Chief Operating Officer of Africo BC from June 30, 2005 to October 31, 2006; Victor Song served as Financial and Commercial Manager acting in the capacity of the Chief Financial Officer of Africo BC from July 1, 2005 to October 31, 2006; Grant Pierce has been employed as Africo's Country Manager in the Democratic Republic of the Congo since September 1, 2007; Michael O'Brien served as Acting Chief Financial Officer of Africo from December 1, 2006 to March 9, 2007, when he was appointed Chief Financial Officer (together, the "Named Executive Officers").

The summary compensation table below discloses compensation paid to the Named Executive Officers during the financial years ended December 31, 2006 and 2005 of Africo and Africo BC on a consolidated basis, and for the period from Africo BC's incorporation on January 7, 2004 to December 31, 2004. No other executive officer of Africo or Africo BC was paid more than $150,000 in compensation during the periods reported on in the following table.

Summary Compensation

		Annual Compensation			Long-Term Compensation
Name and principal position	**Fiscal year (period) ended**	**Salary**	**Bonus**	**Other annual compensation**	**Securities under options granted**
Chris Theodoropoulos	2006	Nil	$200,000	$130,000[13]	220,000
Chairman of the Board[1]	2005	Nil	$100,000[9]	$100,000[13]	100,000
	2004[8]	N/A	Nil	N/A	N/A
David Adamson	2006	Nil	$125,000[10]	$30,000[14]	165,000
President[2]	2005	Nil	$100,000[9]	$7,500[14]	200,000
	2004[8]	Nil	Nil	Nil	Nil
Antony Harwood	2006	$167,136[11]	$130,000[12]	Nil	320,000
President & Chief Executive	2005	N/A	N/A	N/A	N/A
Officer[3]	2004[8]	N/A	N/A	N/A	N/A
Michael O'Brien	2006	$104,850	Nil	Nil	Nil
Chief Financial Officer[4]	2005	N/A	N/A	N/A	N/A
	2004[8]	N/A	N/A	N/A	N/A
Grant Pierce	2006	$91,668	Nil	Nil	Nil
Country Manager[5]	2005	N/A	N/A	N/A	N/A
	2004[8]	N/A	N/A	N/A	N/A
Michael Keating	2006	$264,000	Nil	Nil	50,000
Chief Operating Officer[6]	2005	$132,000	Nil	Nil	200,000
	2004[8]	N/A	N/A	N/A	N/A
Victor Song	2006	$162,000	Nil	Nil	Nil
Financial & Commercial Manager	2005	$108,000	Nil	Nil	100,000
(acting in the capacity of CFO)[7]	2004[8]	N/A	N/A	N/A	N/A

(1) Mr. Theodoropoulos has been the Chairman of Africo BC since April 7, 2005 and he has been the Chairman of Africo since July 7, 2006.

(2) Mr. Adamson was the President of Africo BC from February 2, 2004 to May 31, 2006.

(3) Dr. Harwood was appointed President and Chief Executive Officer of Africo BC on May 31, 2006 and has served as President and Chief Executive Officer of Africo since July 7, 2006.

(4) Michael O'Brien served as Acting Chief Financial Officer of Africo from December 1, 2006 to March 9, 2007, when he was appointed Chief Financial Officer.

(5) Grant Pierce has been employed as Africo's Country Manager in the Democratic Republic of the Congo since September 1, 2006.

(6) Michael Keating served as Chief Operating Officer of Africo BC from June 30, 2005 to October 31, 2006.

(7) Victor Song served as Financial and Commercial Manager acting in the capacity of the Chief Financial Officer of Africo BC from July 1, 2005 to October 31, 2006.

(8) Period from incorporation of Africo BC on January 7, 2004 to December 31, 2004.

(9) Awarded and paid subsequent to the end of fiscal 2005 for contributions to Africo achieving several business development milestones during fiscal 2005.

(10) Awarded and paid subsequent to the end of fiscal 2006 for contributions to Africo achieving several business development milestones during fiscal 2006.

(11) $162,500 of this amount was satisfied by issuance of 40,625 common shares in the capital of Africo at a deemed price per share of $4.00 and warrants entitling the holder to purchase 20,312 common shares in the capital of Africo at a per share price of $5.00 (subject to adjustment in certain circumstances) until May 23, 2008.

(12) Accrued in the first quarter of fiscal 2007 for contributions to Africo achieving several business development milestones during fiscal 2006.

(13) Consulting fees paid to 143 Investments Ltd., a private company controlled by Mr. Theodoropoulos. $50,000 of the $130,000 payable during fiscal 2006 was satisfied by issuance of 12,500 common shares in the capital of Africo at a deemed price per share of $4.00 and warrants entitling 143 Investments Ltd. to purchase 6,250 common shares in the capital of Africo at a per share price of $5.00 (subject to adjustment in certain circumstances) until May 23, 2008.

(14) Director's fees.

See "Termination of Employment, Change in Responsibilities and Employment Contracts" below and Part 8 – Other Information – Management Contracts.

Options and Stock Appreciation Rights

The following table sets out all incentive stock options granted to the Named Executive Officers during the most recently completed financial year ended December 31, 2006.

Named Executive Officer	Securities under options granted (#)	% of total options granted to employees in period	Exercise price ($/Security)	Market value of securities underlying options[1] on date of grant ($/Security)	Expiration date
Chris Theodoropoulos	120,000 100,000	9.3% 10.3%	$2.50 $0.75	$300,000 $375,000	April 1, 2011 June 6, 2010
David Adamson	100,000 65,000	7.7% 6.7%	$2.50 $0.75	$250,000 $243,750	April 1, 2011 June 6, 2010
Antony Harwood	250,000 70,000	19.3% 7.2%	$2.50 $0.75	$625,000 $262,500	April 1, 2011 June 6, 2010
Michael O'Brien	Nil	N/A	N/A	N/A	N/A
Grant Pierce	Nil	N/A	N/A	N/A	N/A
Michael Keating	50,000	3.9%	$2.50	$125,000	April 1, 2011
Victor Song	Nil	N/A	N/A	N/A	N/A

(1) The underlying securities are common shares of Africo.

No options held by the Named Executive Officers were downward re-priced or exercised during the financial year ended December 31, 2006. The following table sets out details of the value of unexercised incentive stock options held by the Named Executive Officers, if any, as at December 31, 2006.

Named Executive Officer	Securities acquired on exercise	Aggregate value realized	Unexercised options as at year end December 31, 2006		Value of unexercised in-the-money options at year end December 31, 2006[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Chris Theodoropoulos	Nil	N/A	320,000	Nil	$830,000	N/A
David Adamson	Nil	N/A	365,000	Nil	$1,011,250	N/A
Antony Harwood	Nil	N/A	195,000	125,000	$415,000	$187,500
Michael O'Brien	N/A	N/A	N/A	N/A	N/A	N/A
Grant Pierce	N/A	N/A	N/A	N/A	N/A	N/A
Michael Keating	Nil	N/A	250,000[2]	Nil	$575,000	N/A
Victor Song	Nil	N/A	100,000[2]	Nil	$225,000	N/A

(1) The value of unexercised "in-the-money options" at financial year-end is the difference between the option exercise price and the closing price of the underlying stock on the Toronto Stock Exchange at the end of the fiscal year. The closing price of Africo's common shares on December 29, 2006, the last day of trading in the stock during the fiscal year was $4.00.

(2) These options were exercised in January 2007.

Termination of Employment, Change in Responsibility and Employment Contracts

Dr. Antony Harwood – President & Chief Executive Officer

Pursuant to an offer letter from Africo BC dated May 25, 2006, which was accepted by Dr. Antony (Tony) Harwood on May 31, 2006, Africo entered into an employment contract with Dr. Harwood pursuant to which Dr. Harwood agreed to act as Africo BC's President and Chief Executive Officer, commencing May 31, 2006, at a fixed remuneration of CDN$325,000 per annum, payable monthly, such annual salary to be reviewed by Africo's Board of Directors annually. Under the agreement, Dr. Harwood is entitled to 21 paid vacation days per 12-month period and reimbursement for reasonable expenses incurred by Dr. Harwood in performance of his duties and responsibilities as President and Chief Executive Officer of Africo. In addition, Dr. Harwood is entitled to receive a benefits package which will reimburse him for medical and dental coverage for himself and his dependents, as well as for life, travel and international insurance.

Dr. Harwood has been granted options to purchase up to 250,000 Africo common shares at an exercise price of CDN$2.50 for a term of five years, expiring April 1, 2011, 125,000 of which vested on commencement of employment. The remaining 125,000 options vest on May 31, 2007. An additional 70,000 options exercisable at $0.75 per share were allocated to Dr. Harwood and expire on June 6, 2010.

As a condition of his employment arrangement, Dr. Harwood has agreed to a non-compete arrangement that restricts him, for a period of 12 months from the date of termination of his employment, from being involved in any capacity in a competing business, the principal activities of which are conducted and the principal assets of which are located within the geographical area known as the DRC of mineral deposits, the principal value of which consists of copper and/or cobalt (excluding Oryx Mining and Exploration Ltd., a private company of which Mr. Harwood is a director).

Dr. Harwood may terminate the employment arrangement with Africo by giving at least one calendar month's advance notice in writing to Africo. Africo may waive such notice, in whole or in part, and if it does so, Dr. Harwood's employment with Africo will cease on the date such notice is waived by Africo. Africo may terminate the employment arrangement:

1. without notice, payment in lieu thereof or payment of severance of any kind for just cause; and

2. at its sole discretion for any reason, without cause, upon providing Dr. Harwood six calendar months' notice or, at Africo's option, pay in lieu of notice equal to six months' base salary as at the date of termination, together with all other payments or entitlements to which Dr. Harwood would be entitled

pursuant to applicable employment or employment standards legislation. After the first fully completed year of employment and each fully completed year thereafter, an additional one month's notice or pay in lieu of such notice will be given by Africo to Dr. Harwood in the event of such termination.

Any pay in lieu of notice on termination will be calculated on the basis of Dr. Harwood's annual base salary as of the date of notice of termination and will be provided in regular monthly instalments, subject to all deductions and withholdings required by law. Pay in lieu of notice will also include a pro-rata portion of any bonus or other form of additional compensation for the year in which employment is terminated. In addition, all options granted but not vested as at the date of termination shall vest immediately. Dr. Harwood's rights and entitlements under any performance bonus (except for rights and entitlements, if any, accrued up to the date of termination of employment and unpaid at the date of such termination) shall otherwise terminate effective as of the date of termination, or as at the date notice of termination is given, pay in lieu of notice is provided.

In the event of a change in control of Africo by way of a successful take-over bid, merger, amalgamation or reorganization pursuant to which ownership of more than 51% of the Africo common shares is acquired, if within six months thereafter Dr. Harwood's employment is terminated, or within such six months Dr. Harwood elects to treat his employment as terminated, pay in lieu of notice equal to two years' annual base salary as at the date of termination, together with pro-rated bonus, if any and all options granted but not vested as at the date of termination will vest immediately.

In the event of termination for cause, employment benefits will cease effective as of the date of termination and, in the event of termination without cause, will continue for a period of six months after the date of termination.

The employment agreement is not assignable by Dr. Harwood and the agreement shall not be assigned by Africo except in the event of a merger, consolidation, plan of arrangement, corporate restructuring or sale of substantially all of the assets of Africo, and only if the assignee agrees in writing with Dr. Harwood to perform the obligations of Africo under the agreement.

Grant Pierce – Country Manager, Democratic Republic of the Congo

Africo entered into a Contract of Employment with Grant Pierce pursuant to which Mr. Pierce agreed to full-time employment as Africo's Country Manager in the Democratic Republic of the Congo ("DRC"), based in Lubumbashi, commencing September 1, 2006, at a fixed remuneration of CDN$275,000 per annum, payable in monthly instalments. Mr. Pierce is also entitled to a performance based bonus of 50% to 100% of the annual salary payable under the Contract, based on performance targets to be agreed to by both parties. In addition, Mr. Pierce will be provided by Africo with a suitable, furnished house in Lubumbashi, free of charges including rates, electricity, water and security, reasonable telephone services free of charge and a vehicle for the purpose of carrying out his employment responsibilities in the DRC. Africo is responsible for all costs associated with fuel, maintenance, repairs and insurance for the vehicle. Africo also reimburses Mr. Pierce for reasonable expenses to relocate his personal belongings to and from the DRC. Congolese taxation related to Mr. Pierce's employment is required to be paid by Africo and taxation in the Mr. Pierce's country of origin is required to be paid by Mr. Pierce. The Contract also includes a rest and relaxation component for travel out of the DRC, with various costs related thereto required to be paid for by Africo.

In his capacity as Country Manager, Mr. Pierce is accountable to Africo's Chief Executive Officer for the efficient and safe operation and management of the Kalukundi Project, to achieve budgeted performance objectives and to ensure planning is undertaken to determine future construction and operating strategies. In addition he is accountable for the activities of the Lubumbashi office.

Mr. Pierce is entitled to participate in Africo's Stock Option Plan and, pursuant to the terms of the Contract, Africo has agreed to grant Mr. Pierce options to purchase 200,000 common shares in the capital of Africo, which options have, as of the date of this Circular, not yet been granted. The Contract expires on August 31, 2008, and may be extended for an additional period on agreement by the parties.

In the event of a change of control of Africo by way of a successful takeover, merger, amalgamation or reorganisation pursuant to which ownership of more than 51% of Africo's shares are acquired, if within six months'

thereafter Mr. Pierce's employment is terminated, Africo will pay Mr. Pierce payment in lieu of notice equal to one year's annual salary as at the date of termination together with a prorated bonus.

Mr. Pierce may terminate his employment pursuant to the Contract by giving at least three months' advance notice in writing to Africo or by resignation of his employment for good cause. Africo may waive such notice, in whole or in part, and if it does so, Mr. Pierce's employment with Africo pursuant to the Contract will cease on the date so determined by Africo. Africo may terminate Mr. Pierce's employment pursuant to the Contract without notice, payment in lieu thereof or payment of severance of any kind, for cause by providing Mr. Pierce with written notice of such termination of employment. In addition, Africo may terminate Mr. Pierce's employment pursuant to the Contract at its sole discretion for any reason, without cause, upon providing Mr. Pierce at least three months' advance notice or, at Africo's option, pay in lieu of notice together with all other payments or entitlements to which Mr. Pierce is entitled under applicable employment or employment standards legislation. Any pay in lieu of notice will be calculated on the basis of the annual base salary (not including bonuses and other forms of additional compensation) as of the date Mr. Pierce receives notice of termination and will be provided in regular monthly installments and shall be subject to all deductions and withholdings required by law. Mr. Pierce's rights and entitlements under any performance bonus (except for rights and entitlements, if any, accrued under the Contract up to the date of termination of employment and unpaid at the date of such termination) shall terminate effective as of the date of termination of employment, or as at the date Mr. Pierce receive notice of termination or pay in lieu of notice.

See Part 8 – Other Information – Management Contracts.

COMPOSITION OF THE COMPENSATION COMMITTEE

On July 7, 2006, the Board of Directors of Africo appointed John Dixon, Antony Harwood and Peter Tomsett, each of whom is a director of Africo, as members of its Compensation Committee. Antony Harwood has been the President and Chief Executive Officer of Africo since July 7, 2006, and the Chief Executive Officer of Africo's wholly-owned subsidiary, Africo BC, since May 31, 2006.

REPORT ON EXECUTIVE COMPENSATION

Role of the Compensation Committee

The compensation of Africo's executive officers and the recommendations with respect to Africo's Option Plan (as herein defined) are determined by the Compensation Committee. Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration. The Compensation Committee will, as part of its review and evaluation process, engage independent third party executive compensation consultants and be guided in part on reports prepared by such consultants.

In order to attract and retain key personnel, Africo employs a combination of base compensation and equity participation through its Option Plan. In establishing levels of remuneration and in granting stock options and bonuses, the executive's performance, level of expertise, responsibilities, length of service to Africo and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.

The Option Plan is administered by the Compensation Committee. The Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable Africo to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole. See Part 5 – Securities Authorized for Issuance Under Equity Compensation Plans for a summary of the principal features of Africo's Option Plan.

Base Salary

In the Compensation Committee's view, paying base compensation that is competitive in the markets in which Africo operates is a first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer's responsibilities, performance, a consideration of competitive compensation levels in companies similar to Africo and a review of the performance of Africo as a whole and the role such executive officer played in such company performance.

Bonus

Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or Africo's financial performance. Bonus levels will be, in part, determined by level of position with Africo and by contractual arrangements.

Long-Term Incentive

Africo provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the TSX. Africo's Board has adopted the Option Plan to provide incentive to directors, officers, employees and consultants. The Option Plan replaced the previous option plan of Africo BC, which was implemented by the Board of Africo BC prior to the arrangement which resulted in Africo BC becoming a wholly-owned subsidiary of Africo.

The objective of granting options is to encourage executive officers to acquire an ownership interest in Africo over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of Africo and its shareholders. See Part 5 – Securities Authorized for Issuance under Equity Compensation Plans.

CEO Compensation

The components of the CEO's compensation are the same as those that apply to all of Africo's executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options. The general compensation philosophy of Africo for executive officers is to provide a level of compensation that is competitive within the international marketplace and that will attract and retain individuals with the experience and qualifications necessary for Africo to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of the shareholders of Africo and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of Africo and who have had a material responsibility for long-range strategy development and implementation.

In establishing the CEO's compensation, the Compensation Committee reviews salaries paid to other executive officers in Africo, salaries paid to other CEOs in the industry and the CEO's contribution to the affairs of Africo and makes recommendations to the Board.

See Part 4 - Executive Compensation - Summary Compensation Table above for more information on remuneration of Named Executive Officers.

The foregoing report has been submitted by:

Peter Tomsett (Chair)
Tony Harwood
John Dixon
Members of the Compensation Committee

PERFORMANCE GRAPH

No performance graph is presented in this Circular as Africo's common shares were only publicly listed for a period of 15 days prior to the fiscal year ended December 31, 2006, and any performance trends indicated between the start of trading and the year end are of limited value given the initial volatility of the stock price.

COMPENSATION OF DIRECTORS

Directors who are also officers and receive a salary from Africo do not receive any remuneration from Africo for serving as a director, except for reimbursement of any out-of-pocket expenses incurred in acting as a director and participation in Africo's Option Plan. Directors who are not so employed receive remuneration from Africo in the amount of $2,500 per month. With effect from December 1, 2006, the Chair of the Audit Committee receives an additional $5,000 per annum and the Chair of the Compensation Committee receives $2,000 per annum for their respective services as such and committee members receive $500 per committee meeting attended.

Lukas Marthinus Maree, a director of Africo since its incorporation on July 4, 2006, and a director of Africo BC since February 14, 2005, through River Capital Partners Ltd., a private company that Mr. Maree is a director of, received cash compensation from Africo during the fiscal year ended December 31, 2006, of an aggregate $110,000 (2005 - $100,000) for consulting services and a bonus of $125,000 for his contributions to Africo achieving several business development milestones during fiscal 2006.

During the fiscal year ended December 31, 2006, Chris Theodoropoulos, a director and the Chairman of the Board of both Africo and Africo BC, was associate counsel with the Vancouver law firm Getz Prince Wells LLP, which firm provides legal services to Africo. During the fiscal year ended December 31, 2006, Africo received invoices for an aggregate $308,087 in legal fees for services rendered by Getz Prince Wells LLP.

During the year ended December 31, 2006, Africo's directors were granted options to purchase an aggregate 870,000 common shares of Africo as set out in the following table.

Name	Date of grant	Options granted	Exercise price	Expiry date
David Adamson	April 1, 2006	100,000	$2.50	April 1, 2011
	See Note (1) below	65,000[(1)]	$0.75	June 6, 2010
John Dixon	April 1, 2006	100,000	$2.50	April 1, 2011
Antony Harwood	April 1, 2006	250,000	$2.50	April 1, 2011
	See Note (1) below	70,000[(1)]	$0.75	June 6, 2010
Tinus Maree	April 1, 2006	100,000	$2.50	April 1, 2011
	See Note (1) below	40,000[(1)]	$0.75	June 6, 2010
Chris Theodoropoulos	April 1, 2006	120,000	$2.50	April 1, 2011
	See Note (1) below	100,000[(1)]	$0.75	June 6, 2010
Peter Tomsett	November 7, 2006	200,000	$4.00	November 7, 2011

(1) These options were initially granted on June 6, 2005 and were reallocated during 2006.

See Part 8 – Other Information – Management Contracts.

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2006, Africo's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,470,000	$1.75	2,313,238
Equity compensation plans not approved by securityholders	Not applicable	Not applicable	Not applicable
Total	2,470,000	$1.75	2,313,238

Summary of the Stock Option Plan

On July 7, 2006, the Board of Directors of Africo approved a "fixed number" stock option plan in a form compatible with the rules of the TSX (the "Option Plan"). Under the Option Plan, Africo is authorized to grant options entitling the holders to acquire up to an aggregate 4,783,238 Africo common shares, which represented 20% of the issued and outstanding common share capital of Africo as at the date of the initial listing of Africo's common shares on the TSX.

The principal purposes of the Option Plan are to provide Africo with the advantages of the incentive inherent in share ownership on the part of those persons responsible for the continued success of Africo; to create in those persons a proprietary interest in, and a greater concern for, the welfare and success of Africo; to encourage such persons to remain with Africo; and to attract new talent to Africo. Africo does not intend to provide financial assistance to facilitate the purchase of common shares under the Option Plan.

The Option Plan is administered by the Compensation Committee of the Board. The following is a brief description of the principal terms of the Option Plan, which description is qualified in its entirety by the terms of the Option Plan:

1. The aggregate number of Africo common shares reserved for issuance upon the exercise of options granted under the Option Plan cannot exceed 4,783,238 common shares in the capital of Africo.

2. The exercise price of stock options, as determined by the Compensation Committee, may not be less than the last closing price of the Africo common shares on the TSX immediately prior to the time of the grant of an option.

3. Stock options under the Option Plan may be granted to:

   (a) an executive officer, director or employee of Africo or an affiliate of Africo;

   (b) a consultant (other than an employee or director of Africo) providing consulting, technical, management or other services to Africo, or a consultant company; and

   (c) an employee of a corporation providing management services to Africo, which management services are required for the ongoing successful operation of the business enterprise of Africo but excluding a person engaged in investor relations activities.

4. The term for exercise of the options under the Option Plan is a maximum of ten years from the date of grant. Stock options may only be exercised until the earlier of the expiry date and a period not more than 90 days after the optionee ceases to be an employee, consultant, director, or executive officer of Africo or an affiliate, or such later date determined by the Board of Directors of Africo which can be no later than the original expiry date of such option.

5. The Board of Directors of Africo, taking into account the recommendations of the Compensation Committee, shall have the complete discretion to set the terms of any vesting schedule for each option granted, including the discretion to permit partial vesting in stage or percentage amounts based on the term of such option or to permit full vesting after a state or period of time has passed from the date of grant.

6. All options shall be non-assignable and non-transferable except as to a Qualified Successor or as otherwise permitted by applicable securities laws. "Qualified Successor" means a person who is entitled to ownership of an option upon the death of an optionee, pursuant to a will or the applicable laws of descent and distribution upon death. In the event of death of an optionee, such optionee's options shall be exercisable by the Qualified Successor until the expiry of the term of the option. If an optionee becomes disabled, such optionee's options may be exercised by a guardian until the expiry of the term of the option.

7. If there is any change in the number of Africo common shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Africo common shares, the number of shares available under the Option Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX. If Africo amalgamates, merges or enters into a plan of arrangement with or into another corporation, the shares received on exercise of the options thereafter will reflect the shares that would have been received had the options been exercised immediately prior to the record date for the amalgamation, merger or plan of arrangement and the exercise price will be adjusted proportionately. If a Change of Control (as defined in the Option Plan) occurs, all options will become immediately exercisable. If a bona fide takeover bid (as defined in the British Columbia *Securities Act*) is made for the Africo common shares, optionees will be entitled to exercise any options they hold to permit them to tender the shares received upon exercise of the options to the takeover bid.

8. The Option Plan contains provisions which require shareholder approval or, where required, approval by Africo's disinterested shareholders, to: (i) increase the aggregate number of Africo common shares which may be issued under the Option Plan, (ii) materially modify the requirements as to the eligibility for participation in the Option Plan which would have the potential of broadening or increasing insider participation; and (iii) materially increase the benefits accruing to participants under the Option Plan. However, the Option Plan may be amended by the Board of Directors of Africo without shareholder approval in order to comply with the requirements of any applicable regulatory authority and to make amendments of a housekeeping nature to the Option Plan.

9. Notwithstanding the date of expiration of the term of an option, the date of expiration of the term of an option will be adjusted, without being subject to the Board of Directors of Africo or Compensation Committee's discretion, to take into account any black out period imposed on the optionee by Africo as follows: (i) if the term expiration date falls within a black out period imposed on the optionee by Africo, then the term expiration date is extended to the close of business on the 10th business day after the end of such black out period by Africo (the "Black Out Expiration Term"); or (ii) if the term expiration date falls within two business days after the end of a black out period imposed on the optionee by Africo, then the term expiration date is extended to the date which is the Black Out Expiration Term reduced by the number of business days between the term expiration date and the end of such black out period.

A copy of the Option Plan will be provided to any shareholder upon request for same sent to Africo's Chief Financial Officer.

As at the date of this Circular, stock options have been granted and are outstanding pursuant to the Option Plan entitling the holders thereof to purchase an aggregate 2,230,000 common shares in the capital of Africo, of which options to purchase an aggregate 1,745,000 common shares of Africo are held by Africo's directors and executive officers.

PART 6 – AUDIT COMMITTEE

See "Item 10 – Audit Committee" in Africo's Annual Information Form dated March 30, 2007 for the financial year ended December 31, 2006, which has been filed with regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and is available for viewing with Africo's other public disclosure documents through the internet at www.sedar.com.

PART 7 – CORPORATE GOVERNANCE

Follows is a summary of Africo 's current approach to corporate governance.

Composition of the Board of Directors

The Board of Directors of Africo, at present, is comprised of six directors, two of whom, Messrs. Dixon and Tomsett, are considered to be independent. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management. On this basis, Chris Theodoropoulos, as Chairman of the Board receiving remuneration for his services; David Adamson, an executive officer of Africo's principal operating subsidiary within the last three years; Antony Harwood, the current President and Chief Executive Officer of Africo; and Tinus Maree, who receives remuneration from Africo for consulting services, are not considered to be independent directors.

The Board anticipates that as Africo matures as a business enterprise, it will identify additional qualified candidates that have experience relevant to its needs, are independent of Africo's management and its subsidiaries and are considered independent under applicable corporate governance legislation and guidelines.

Board Mandate

The Board of Directors of Africo has not, as yet, adopted a written mandate. The Board is, however, responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for all material contracts, business transactions and all debt and equity financing proposals.

The Board delegates to management, through the President and Chief Executive Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on Africo's business in the ordinary course, managing Africo's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

The Compensation Committee of the Board of Directors, which is comprised of a majority of independent directors (currently Messrs. Dixon, Harwood and Tomsett), is responsible for approving senior executive compensation and retirement plans (see *Compensation* below and Part 4 – Executive Compensation – Report on Executive Compensation). The Board has also appointed a Corporate Governance Committee, which is also currently comprised of a majority of unrelated, non-management directors and is responsible for making recommendations to the Board as to potential nominees and assessing the performance and contribution of directors. Peter Tomsett, considered to be a director independent of Africo's management, is the chair of each of the three Committees of Africo's Board of Directors (Audit, Compensation and Corporate Governance) and serves in a leadership role for the independent directors. In addition, the Board and its Committees meet independently of management on a regular basis.

Position Descriptions

Africo's Board of Directors has not yet developed written position descriptions for the Chairman of the Board or the Chair of the Board Committees. The role of the Chair of the Audit Committee flows from and is informed and guided by the factors identified in the Audit Committee Charter (see Part 6 – Audit Committee).

The Board has not developed a written position description for the Chief Executive Officer. As Chief Executive Officer, Dr. Harwood is responsible for management of the business and affairs of Africo and its subsidiaries, subject always to Board approval of business plans and decisions relating to major expenditures, financing arrangements and significant acquisitions or divestitures (see *Board Mandate* above).

Attendance

The following table provides a summary of attendance for Board and Committee meetings held from Africo's date of incorporation on July 4, 2006 to December 31, 2006. The Corporate Governance Committee did not hold any meetings during the period from its inception on Africo's incorporation in July 2006 to the end of fiscal 2006.

Name	**Board meetings attended**	**Committee meetings attended**
David Adamson	2 of 2	Not a Committee member
John Dixon	2 of 2	2 of 2 (Audit) 2 of 2 (Compensation)
Antony Harwood	2 of 2	2 of 2 (Audit) 2 of 2 (Compensation)
Lucas Marthinus (Tinus) Maree	2 of 2	Not a Committee member
Chris Theodoropoulos	2 of 2	Not a Committee member
Peter Tomsett	1 of 2	2 of 2 (Audit) 1 of 2 (Compensation)

Directorships

Certain of the current directors of Africo are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name	**Reporting Issuer (or equivalent in a foreign jurisdiction)**
David Adamson	Paragon Minerals Corporation Rubicon Minerals Corporation
Chris Theodoropoulos	Canarc Resource Corp. GoldQuest Mining Corp. Novra Technologies Inc. Pediment Exploration Ltd. Peer 1 Network Enterprises, Inc.
Peter Tomsett	North American Energy Partners Inc. Silver Standard Resources Inc.

Orientation and Continuing Education

Given the relatively static composition of the Board of Directors since its incorporation, the Corporation has not yet developed an official orientation or training program for new directors.

New directors will have the opportunity to become familiar with the Corporation by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

Ethical Business Conduct

The Board of Africo has adopted a Code of Ethics, a copy of which is available for review through the internet on SEDAR at www.sedar.com or on Africo's website at www.africoresources.com.

Africo's Board monitors the ethical conduct of its affairs by its directors, employees and contractors to ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by applicable corporate law, as well as the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of Africo's business and operations, as well as shareholders' interests.

The Board of Directors promotes a culture of ethical business conduct for officers and employees of Africo through its own high standards of ethical business behavior in fulfilling its mandate.

Africo's Board of Directors has adopted a "Whistleblower Policy" which provides employees, management, officers, directors, contractors, consultants and Committee members with the ability to report, on a confidential and anonymous basis, any complaints and concerns regarding accounting, internal controls or auditing matters, including, but not limited to, unethical and unlawful accounting and auditing policies, practices or procedures, fraudulent or misleading financial information and instances of corporate fraud, in addition to other wrong doing. The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within Africo.

The Board has also adopted a Corporate Disclosure Policy to ensure that communications to the investing public about the business and affairs of Africo and its subsidiaries are made in accordance with all applicable legal and regulatory requirements, covering disclosure in documents filed with regulators and written disclosure documents sent to shareholders, presentations by senior management, information contained on Africo's website and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, as well as speeches, industry or press conferences and conference calls.

Further, Africo's Board has adopted an Insider Trading Policy to ensure that persons having knowledge of material information not generally disclosed to the public do not take advantage of such information through trading in securities issued by Africo or in securities of other corporations whose price would be affected by such undisclosed material information. The Policy is intended to ensure that Africo's directors, officers, employees and other insiders, or associates of such persons, act, and are perceived to act, in accordance with applicable laws and the highest standards of ethical and professional behaviour.

Nomination and Assessment of Directors

The Corporate Governance Committee and the Board as a whole intend to annually examine the size of the Board of Directors to ensure that it is optimum for decision making. The current Board comprised of six directors (five nominees being proposed for election at the 2007 annual meeting to which this Circular relates) is small enough for constructive interaction to take place but, at the same time, large enough to encompass a broad representation of relevant skills and competencies. Peter Tomsett, an independent director, is not standing for re-election at the meeting and it is the intention of the Board to appoint a further independent director, once a suitable candidate is identified.

Assessments

As part of its mandate the Corporate Governance Committee, which is comprised of a majority of independent directors (currently Messrs. Dixon, Harwood and Tomsett), is responsible for assessing, at least annually, the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board.

Compensation

See Part 4 – Executive Compensation – Report on Executive Compensation.

Audit Committee

See Part 6 – Audit Committee.

Corporate Governance Committee

Peter Tomsett (Chair), John Dixon and Antony Harwood are members of Africo's Corporate Governance Committee.

The Committee's responsibilities include:

- identifying qualified candidates and making recommendations to the Board regarding nominees for election or appointment as directors;
- conducting annual reviews of committee memberships and periodically reviewing the powers, mandates and performance of the committees of the Board;
- reviewing the composition, compensation and governance of the Board, assessing the effectiveness of the Board as a whole and contribution of the directors individually, and making recommendations for improving effectiveness; and
- ensuring corporate compliance with applicable legislation.

PART 8 – OTHER INFORMATION

DIRECTORS' AND OFFICERS' INSURANCE

Africo recently purchased insurance for the benefit of its directors and officers against liability incurred by them as such, subject to certain limitations contained in the *Canada Business Corporations Act* and as outlined in the insurance policy. The policy provides coverage to directors and officers in the aggregate amount in any policy year (April 23, 2007 to April 22, 2008) of $10.0MM, subject to a deductible of $100,000. The total premium charged for this insurance during the current policy year is $61,275 and is paid by Africo.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the most recently completed financial year ended December 31, 2006 and as at the date of this Circular, no director, executive officer or employee or former director, executive officer or employee of Africo, nor any nominee for election as a director of Africo, nor any associate of any such person, was indebted to Africo or any of its subsidiaries during the most recently completed financial year ended December 31, 2006 for other than "routine indebtedness", as that term is defined by applicable securities law; nor was any indebtedness to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Africo or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

David Adamson, Lukas Marthinus Maree and Chris Theodoropoulos have served as directors of Africo and/or its subsidiaries since the beginning of the consolidated financial year ended December 31, 2006. John Dixon became a director of Africo BC (Africo's wholly-owned subsidiary) on February 17, 2006; Antony Harwood became a director of Africo BC on May 31, 2006; and Peter Tomsett became a director of Africo BC on June 30, 2006. Messrs. Dixon, Harwood and Tomsett all became directors of Africo at the time of its incorporation on July 4, 2006. Michael O'Brien served as Acting Chief Financial Officer of Africo from December 1, 2006 to March 9, 2007, when he was appointed Chief Financial Officer. Bill Cavaluzzo served as a director of Africo BC from February 14, 2005 to June 30, 2006; John Swanepoel served as a director of Africo BC from February 14, 2005 to January 8, 2006; Michael Keating served as Chief Operating Officer of Africo BC from June 30, 2005 to October 31, 2006; and Victor Song served as Financial and Commercial Manager of Africo BC from July 1, 2005 to October 31, 2006.

None of the directors or executive officers of Africo or its subsidiaries, no proposed nominee for election as a director of Africo, none of the persons who have been directors or executive officers of Africo or its

subsidiaries since the commencement of Africo's last completed consolidated financial year, and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of the directors and approval of the shareholders' rights plan (see Part 3 – The Business of the Meeting).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No proposed nominee for election as a director, and no director or executive officer of Africo or any of its subsidiaries who has served in such capacity since the beginning of the last financial year of Africo (as described above), and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of Africo's outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with Africo or in any proposed transaction since the beginning of the last completed financial year that has materially affected Africo or any of its subsidiaries, or is likely to do so.

See Part 4 – Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts and Part 8 – Other Information – Management Contracts.

MANAGEMENT CONTRACTS

The management functions of Africo and its subsidiaries are performed by our directors and executive officers and we have no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of Africo and its subsidiaries, respectively. See Part 4 – Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts and Compensation of Directors.

CEASE TRADE ORDERS AND BANKRUPTCY

Except as described below, as at the date of this Circular, no proposed nominee for election as a director of Africo is, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including Africo) that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Lukas Marthinus (Tinus) Maree was a director of Energem Resources Inc. from July 2005 until May 2006. On March 7, 2006, the British Columbia Securities Commission ordered that all trading by the insiders in the securities of Energem cease until Energem filed comparative financial statements for the fiscal year ended November 30, 2005, related Management Discussion and Analysis, and an Annual Information Form for the fiscal year ended November 30, 2005. This cease trade order was revoked by the British Columbia Securities Commission on May 31, 2006.

PERSONAL BANKRUPTCY

As at the date of this Circular, no proposed nominee for election as a director of Africo has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

OTHER MATTERS

Management of Africo is not aware of any other matters to come before the meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

You may obtain additional financial information about Africo in our audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2006, which are included with this Information Circular. Additional copies may be obtained without charge upon request to us at Suite 1108 – 1030 West Georgia Street, Vancouver, B.C. V6E 2Y3, telephone (604) 646-3225; fax (604) 646-3226. You may also access our disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DIRECTORS' APPROVAL

The Board of Directors of Africo Resources Ltd. has approved the contents of this Information Circular and its distribution to each shareholder entitled to receive notice of the meeting.

Vancouver, British Columbia, May 25, 2007.

"Chris Theodoropoulos"
Chris Theodoropoulos, Chairman of the Board

APPENDIX "A"

SHAREHOLDERS' RIGHTS PLAN

Africo Resources Ltd.

SHAREHOLDER RIGHTS PLAN AGREEMENT

MAY 25, 2007

TABLE OF CONTENTS

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of May 25, 2007 between **Africo Resources Ltd.** a company incorporated under the laws of Canada (the "Issuer") and **Computershare Investor Services Inc.**, a company incorporated under the laws of Canada (the "Rights Agent")

BACKGROUND

To ensure, to the extent possible, that all shareholders of the Issuer are treated fairly in connection with any take-over bid for Common Shares of the Issuer, the Issuer's board of directors has determined that it is in the best interests of the Issuer to adopt a shareholder rights plan.

To implement this determination the Issuer's board of directors has authorized the issuance (i) effective one minute after the Effective Date, of one right (a "Right") in respect of each Common Share outstanding one minute after the Effective Date; and (ii) of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiry Time.

Each Right entitles the holder thereof, after the Separation Time, to purchase Common Shares on the terms and conditions set out in this Agreement.

The Issuer wishes to appoint the Rights Agent to act on its behalf and on behalf of the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

The Issuer's board of directors proposes that this Agreement be in place for a period of ten years, subject to the Agreement being reconfirmed by the Issuer's shareholders every three years.

AGREEMENT

THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

(a) **"Acquiring Person"** means any Person who is the Beneficial owner of more than 20 per cent of the outstanding Common Shares; provided, however, that the term "Acquiring Person" shall not include:

(i) the Issuer or any Subsidiary of the Issuer;

(ii) any Person who becomes the Beneficial owner of more than 20 per cent of the outstanding Common Shares as a result of one or any combination of (A) an acquisition or redemption by the Issuer of Common Shares which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially owned by such Person to more than 20 per cent of the Common Shares then outstanding, (B) Permitted Bid Acquisitions, (C) Pro Rata Acquisitions, or (D) Exempt Acquisitions; provided, however, that if a Person becomes the Beneficial owner of more than 20 per cent of the outstanding Common Shares by reason of (A), (B), (C) or (D) and such Person thereafter becomes the Beneficial owner of more than an additional 1% of the number of outstanding Common Shares (other than pursuant to (A), (B), (C) or (D)), as the case may be, such person becomes an Acquiring Person as of the date such Person becomes the Beneficial owner of such additional Common Shares;

(iii) for a period of 10 calendar days after the Disqualification Date (as defined below), any Person who becomes the Beneficial owner of more than 20 per cent of the outstanding Common Shares as a result of such Person becoming disqualified from relying on Subparagraph 1.2 (ii) solely because such Person is

making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of a public announcement of facts indicating that any Person is making or has a current intention to make a Take-over Bid; or

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial owner of more than 20 per cent of the Common Shares in connection with a distribution of securities of the Issuer; or

(v) a Person (a "Grandfathered Person") who is the Beneficial owner of more than 20 per cent of the outstanding Common Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time, the Grandfathered Person: (1) ceases to own more than 20 per cent of the outstanding Common Shares, or (2) becomes the Beneficial owner of any additional Common Shares that increases its Beneficial ownership of Common Shares by more than 1% of the number of outstanding Common Shares, other than pursuant to the operation of one or more of paragraph (ii) (A), (B), (C) or (D);

(b) **"Affiliate"**, when used to indicate a relationship with a Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that Person;

(c) **"Agreement"** means this shareholder rights plan agreement dated as of May 25, 2007 between the Issuer and the Rights Agent, as it may be amended and/or supplemented from time to time; "hereof, "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) **"annual cash dividend"** means cash dividends paid in any fiscal year of the Issuer, to the extent that such cash dividends do not exceed in the aggregate, the greatest of (i) 200 per cent of the aggregate amount of cash dividends declared payable by the Issuer on its Common Shares in its immediately preceding fiscal year; (ii) 300 per cent of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Issuer on its Common Shares in its three immediately preceding fiscal years; and (iii) 100 per cent of the aggregate consolidated net income of the Issuer, before extraordinary items, for its immediately preceding fiscal year;

(e) **"Associate"**, when used to indicate a relationship with a Person, means a spouse or child of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, or a relative of that Person who has the same residence as that Person;

(f) **"CBCA"** means the *Canada Business Corporations Act*, R.S.C. 1985, c.C-44, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(g) **"Board of Directors"** means the board of directors of the Issuer or any duly constituted and empowered committee thereof;

(h) **"Business Day"** means any day other than a Saturday, Sunday or a day on which banking institutions in British Columbia are authorized or obligated by law to close;

(j) **"Canadian Dollar Equivalent"** of any amount which is expressed in United States Dollars means, on any date, the product of such amount and the U.S. - Canadian Exchange Rate in effect on that date;

(k) **"Canadian-U.S. Exchange Rate"** means, on any date, the inverse of the U.S.-Canadian Exchange Rate in effect on such date;

(l) **"close of business"** on any date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal office in Vancouver of the transfer agent for the Shares of the Issuer (or, after the Separation Time, the principal transfer office in Vancouver of the Rights Agent) is closed to the public;

(m) **"Common Shares"** means the common shares in the capital of the Issuer;

(n) **"Competing Permitted Bid"** means a Take-over Bid that:

(i) is made after another Permitted Bid has been made and prior to the expiry of that other Permitted Bid;

(ii) satisfies each element of the definition of a Permitted Bid other than paragraph (ii)A thereof; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of: (a) 35 days after the date of the Take-over Bid; and (b) the 60th day after the earliest date on which any other Permitted Bid then in existence was made;

(o) **"Co-Rights Agents"** has the meaning ascribed thereto in Subsection 4.1(a);

(p) **"Disposition Date"** has the meaning ascribed thereto in Subsection 5.1(a);

(q) **"Effective Date"** means May 25, 2007.

(r) **"Election to Exercise"** has the meaning ascribed thereto in Subsection 2.2(d);

(s) **"Exempt Acquisition"** means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsections 5.1(a), (b) or (e);

(t) **"Exercise Price"** means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment in accordance with Section 2.3 shall be:

(i) until the Separation Time, an amount, expressed in lawful money of Canada, equal to five times the Market Price per Common Share, from time to time; and

(ii) from and after the Separation Time, an amount, expressed in lawful money of Canada, equal to five times the Market Price per Common Share as at the Separation Time;

(u) **"Expansion Factor"** has the meaning ascribed thereto in Section 2.3(a);

(v) **"Expiry Time"** means the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 5.15 or, if this Agreement is confirmed and subsequently reconfirmed pursuant to Section 5.15 at the third and sixth annual meetings following the Issuer's annual meeting of shareholders in 2007, the close of business on the tenth anniversary of the Effective Date;

(w) **"Flip-in Event"** means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(x) **"holder"** has the meaning ascribed thereto in Section 2.8;

(y) **"Independent Shareholders"** means holders of any Shares, other than (a) any Acquiring Person, (b) any Offeror (other than any Person who pursuant to Section 1.2 is not deemed to Beneficially own the Common Shares held by such Person), (c) any Affiliate or Associate of any Acquiring Person or Offeror, (d) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (e) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Issuer or a Subsidiary of the Issuer, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or withheld from voting or direct whether the Common Shares are to be tendered to a Take-over Bid;

(z) **"Lock-up Agreement"** means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Common Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), provided that:

(i) the agreement:

(A) permits the Locked-up Person to withdraw the Common Shares from the agreement in order to tender or deposit the Common Shares to another Take-over Bid or to support another transaction that contains an offering price for each Common Share that is higher than the offering price contained in or proposed to be contained in the Lock-up Bid; or

(B) (a) permits the Locked-up Person to withdraw the Common Shares from the agreement in order to tender or deposit the Common Shares to another Take-over Bid or to support another transaction that contains an offering price for each Common Share that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Common Share contained in or proposed to be contained in the Lock-up Bid; and (b) does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; and, for greater clarity, an agreement may contain a right of first refusal or require a period of delay to give an Offeror an opportunity to match a higher price in another take- over bid or other similar limitation on a Locked-up Person as long as the Locked-up Person can accept another bid or tender to another transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties or other amounts that exceed in the aggregate one half of the cash equivalent of any amount in excess of the amount offered under the Lock-up Bid and that the Locked-up Person receives pursuant to another Take-over Bid or transaction shall be payable pursuant to the agreement if the Locked-up Person fails to tender Common Shares pursuant thereto in order to accept the other Take-over Bid or support another transaction.

(aa) **"Market Price"** per share of any securities on any date means the average of the daily closing sale prices per share of such class of securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on such date or, if the date is not a Trading Day, on the immediately preceding Trading Day, each such closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing sale price on such date or, if the date is not a Trading Day, on the immediately preceding Trading Day. The closing sale price per share of any securities on any date shall be:

(i) the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the principal United States securities exchange (as determined by volume of trading) on which such securities are listed or admitted for trading;

(ii) if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

provided, however, that if on any such date none of such prices is available, the closing sale price per share of such securities on such date shall mean the fair value per share of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker and provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Place on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately

adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

(bb) **"Nominee"** has the meaning ascribed thereto in Subsection 2.2(c);

(cc) **"Offer to Acquire"** includes:

(i) an offer to purchase or a solicitation of an offer to sell Common Shares of any class or classes, and

(ii) an acceptance of an offer to sell Common Shares of any class or classes, whether or not such offer to sell has been solicited, or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(dd) **"Offeror"** means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(ee) **"Offeror's Securities"** means Common Shares Beneficially owned by an Offeror on the date of the Offer to Acquire;

(ff) **"Permitted Bid"** means a Take-over Bid made by an Offeror that is made by means of a Take-over Bid circular and which:

(i) is made to all holders of Common Shares other than the Offeror;

(ii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Common Shares will be taken up and paid for pursuant thereto (A) prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and (B) unless at such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) contains an irrevocable and unqualified provision that unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant thereto at any time during the period described in paragraph (ii) (A) and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for;

(iv) contains an irrevocable and unqualified provision that if the condition set forth in paragraph (ii) (B) is satisfied the Offeror will make a public announcement of that fact and unless the Take-over Bid is withdrawn it will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement; and

(v) if any holders of Common Shares are registered on the records of the Issuer as residing in the United States or as a U.S. Person, then the Take Over Bid complies with all applicable requirements of the U.S. Securities Act and the U.S. Exchange Act;

(gg) **"Permitted Bid Acquisition"** means an acquisition of Common Shares of any class made pursuant to a Permitted Bid or a Competing Permitted Bid;

(hh) **"Person"** includes an individual, firm, association, trustee, executor, administrator, legal personal representative, body corporate, company, trust, partnership, joint venture syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality, any successor (by merger, statutory amalgamation or otherwise) and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(ii) **"Pro Rata Acquisition"** means an acquisition of Common Shares pursuant to (i) the receipt and/or exercise of rights issued by the Issuer to all the holders of a class of Common Shares to subscribe for or purchase Common Shares, provided that such rights are acquired directly from the Issuer as part of a rights offering and not from any other Person, or (ii) a distribution by the Issuer of Common Shares, or securities convertible into or exchangeable for Common Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or a distribution by way of private placement by the Issuer, provided that the Person does not thereby acquire a greater percentage of such Common Shares, or securities convertible or exchangeable for Common Shares of that class, than the Person's percentage of Common Shares Beneficially owned immediately prior to such acquisition;

(jj) **"Record Time"** means one minute after the Effective Date;

(kk) **"Redemption Price"** has the meaning set forth in Subsection 5.1(c) of this Agreement;

(ll) **"Right"** means a right to purchase a Common Share of the Issuer, upon the terms and subject to the conditions set forth in this Agreement;

(mm) **"Rights Agent"** means Computershare Investor Services Inc., a trust company incorporated under the laws of Canada or any successor Rights Agent appointed pursuant to Section 4.4;

(nn) **"Rights Certificate"** means a Rights Certificate which represents the Rights after the Separation Time, which shall be substantially in the form attached hereto as Exhibit 1;

(oo) **"Rights Holders' Special Meeting"** means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

(pp) **"Rights Register"** and **"Rights Registrar"** have the meanings ascribed thereto in Subsection 2.7(a);

(qq) **"Securities Acts"** means the securities legislation in all the jurisdictions of Canada where the Issuer is a reporting issuer and any comparable or successor laws or regulations or rules thereto;

(rr) **"Separation Time"** means the close of business on the tenth Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Issuer or any Subsidiary of the Issuer) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii) the date upon which a Take-over Bid ceases to be a Permitted Bid or Competing Permitted Bid,

or such later date as may be determined by the Board of Directors, if the Board of Directors acting in good faith determines that a longer period of time is required to satisfy the requirements of the applicable securities laws or comparable legislation in each of the provinces and territories of Canada and of the United States and each of the States thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made;

(ss) **"Special Meeting"** means a special meeting of the holders of Common Shares called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Section 5.4 (b);

(tt) **"Stock Acquisition Date"** means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to early warning provisions contained in the Securities Acts or Section 13 (d) or Section 14 of the U.S. Exchange Act) by the Issuer or an Acquiring Person that an Acquiring Person has become such;

(uu) **"Take-over Bid"** means an Offer to Acquire Common Shares, or securities convertible into Common Shares if, assuming that the Common Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Common Shares (including Common Shares that may be acquired upon conversion of securities convertible into Common Shares) together with the Offeror's Securities constitute in the aggregate 20 per cent or more of either the outstanding Common Shares at the date of the offer to Acquire;

(vv) **"Trading Day"**, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a day on which the principal United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

(ww) **"U.S.-Canadian Exchange Rate"** means, on any date:

(i) the average noon spot rate of exchange set on that date by the Bank of Canada for the conversion of one United States dollar into Canadian dollars; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(xx) **"U.S. Dollar Equivalent"** of any amount which is expressed in Canadian dollars means, on any date, the product of that amount and the Canadian-U.S. Exchange Rate in effect on that date;

(yy) **"U.S. Exchange Act"** means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and

(zz) **"U.S. Securities Act"** means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

1.2 Beneficial Ownership. For the purposes of this Agreement a Person shall be deemed the "Beneficial owner", have "Beneficial ownership" of, and to "Beneficially own", on any date,

(a) any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity on that date;

(b) any securities of which such Person or any of such Person's Affiliates or Associates has the right, exercisable within a period of 60 days of that date, to become the owner at law or in equity, whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business), other than the Rights; and

(c) any securities which are Beneficially owned within the meaning of paragraph (a) or (b) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial owner" of, or to have "Beneficial ownership" of, or to "Beneficially own", any security:

(i) because such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (c), until the earlier of such deposited or tendered security being taken up or paid for;

(ii) because such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (c) holds such security provided that,

A. the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client"), including a non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable law;

B. such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

C. such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

D. such Person (the "Administrator") is the administrator or trustee of one or more pension funds, plans or related trusts (a "Plan") registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof or is a Plan; or

E. such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, or the Crown agent or agency, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid other than an Offer to Acquire Common Shares or other securities by means of a distribution by the Issuer or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(d) because such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Take-over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(e) because such Person is (i) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (ii) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (iii) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(f) where such Person is (i) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (ii) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (iii) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(g) where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depository;

1.3 Control. For the purposes of this Agreement a company is "controlled" by a Person or two or more Persons acting jointly or in concert if:

(a) securities entitled to vote in the election of directors carrying more than 50 per cent of the votes for the election of directors are held, directly or indirectly, by or on behalf of that Person or two or more Persons acting jointly or in concert; and

(b) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such company;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

1.4 Subsidiary. For the purposes of this Agreement a company is a Subsidiary of another company if:

(a) it is controlled by:

(i) that other, or

(ii) that other and one or more companies each of which is controlled by that other, or

(iii) two or more companies each of which is controlled by that other, or

(b) it is a Subsidiary of a company that is that other's Subsidiary;

1.5 Currency. All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.6 Headings. The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.7 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Common Shares. For purposes of this Agreement, the percentage of Common Shares Beneficially owned by any Person shall be determined by the formula:

$$100 \times A/B$$

where:

A = the number of votes for the election of all directors on the Board of Directors generally attaching to the Common Shares Beneficially owned by such Person; and

B = the number of votes for the election of all directors on the Board of Directors generally attaching to all outstanding Common Shares.

Where any Person is deemed to Beneficially own unissued Common Shares, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares owned by such Person.

1.8 Acting Jointly or in Concert. For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, with the first Person, acquires or offers to acquire Common Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

ARTICLE 2 - THE RIGHTS

2.1 Legend on Common Share Certificates. Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiry Time, shall evidence, in addition to such Common Shares, one Right for each Common Share represented thereby and shall bear the following legend:

> Until the Separation Time (as defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated as of May 25, 2007 (the "Shareholder Rights Plan Agreement"), between Africo Resources Ltd. (the "Company") and Computershare Investor Services Inc., the terms of which are incorporated

herein by reference and a copy of which is on file at the principal executive offices of the Issuer. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Issuer will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Share certificates that are issued and outstanding at the Record Time, which as at the Effective Date represent Common Shares, shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiry Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights.

(a) Subject to adjustment in accordance with this Agreement, each Right will entitle the holder thereof from and after the Separation Time and prior to the Expiry Time, to purchase one Common Share for the Exercise Price. Notwithstanding any other provision of this Agreement, any Rights held by the Issuer or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiry Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Issuer will prepare and the Rights Agent will mail to each holder of record of Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1 (b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Issuer (the Issuer hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

A. a Rights Certificate in substantially the form set out in Exhibit 1 hereof appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Issuer may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

B. a description of the Rights,

provided that a Nominee shall be sent the foregoing materials in respect of all Common Shares held of record by it which are not Beneficially owned by an Acquiring Person. The Issuer may require any Person to provide such information as it may require to enable it to determine whether that Person holds Shares Beneficially owned by another Person.

(d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and before the Expiry Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Issuer, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subparagraph 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Subparagraph 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Issuer if the Issuer is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent share certificates representing the number of such Common Shares to be purchased (the Issuer hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii) when appropriate, requisition from the Issuer the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii) after receipt of the share certificates referred to in Subparagraph 2.2(e)(i), deliver them to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv) when appropriate, after receipt, deliver the cash referred to in Subparagraph 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v) tender to the Issuer all payments received on the exercise of the Rights.

(f) If the holder of any Rights does not exercise all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights not exercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Issuer covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates therefor (subject to payment of the Exercise Price), be duly authorized, validly issued and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with the requirements of the CBCA, the Securities Acts, the U.S. Securities Act, the U.S. Exchange Act and other applicable laws, rules or regulations, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) pay when due and payable, if applicable, any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Issuer to withhold tax) which may be payable in respect of the

original issuance or delivery of the Rights Certificates, or certificates for Shares to be issued upon exercise of any Rights, provided that the Issuer shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights. The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) If at any time after the Record Time and prior to the Expiry Time the Issuer:

(i) declares or pays a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares);

(ii) subdivides or changes the number of outstanding Common Shares into a greater number of Common Shares;

(iii) consolidates or changes the outstanding Common Shares into a smaller number of Common Shares; or

(iv) issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor occurs after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs that would require an adjustment under both this Section 2.3 and under Subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Subsection 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

A. the Exercise Price in effect during the 20 consecutive Trading Days following such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

B. each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Common Shares with which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiry Time, the Issuer issues any shares other than Common Shares in a transaction of a type described in Subparagraph 2.3(a)(i) or (iv), such shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Issuer and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If at any time after the Record Time and before the Separation Time the Issuer issues any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b) If at any time after the Record Time and before the Separation Time the Issuer fixes a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and if such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to an employee benefit, stock option or similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Issuer; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) If at any time after the Record Time and before the Separation Time the Issuer fixes a record date for making a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in Subparagraph 2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be equal to the product of the Exercise Price in effect immediately prior to such record date and a fraction:

(i) the numerator of which is the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and if such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Notwithstanding any other provision of this Agreement, no adjustment in the Exercise Price is required unless it would increase or decrease the Exercise Price by at least 1%; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than (i) three years from the date of the transaction which gives rise to such adjustment; or (ii) the Expiration Date, whichever occurs first.

(e) If at any time after the Record Time and before the Separation Time the Issuer issues any securities other than Common Shares in a transaction referred to in Subparagraph 2.3(a)(i) or (iv) above, and the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) above, such adjustments, rather than those contemplated by Subsections 2.3(a), (b) and (c) above, shall be made, subject to the prior consent of the holders of the Common Shares or the Rights as set forth in Subsection 5.4(b) or (c), and the Issuer and the Rights Agent shall have authority upon receiving such consent to amend this Agreement as appropriate to provide for such adjustments.

(f) Each Right originally issued by the Issuer subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided for herein.

(g) Irrespective of any adjustment or change in the Exercise Price or the number of Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Share and the number of Shares which were expressed in the initial Rights Certificates issued hereunder.

(h) In any case in which this Section 2.3 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Issuer may elect to defer until the occurrence of that event the issuance to the holder of any Right exercised after such record date the number of Shares and other securities of the Issuer, if any, issuable upon such exercise over and above the number of Shares and other securities of the Issuer, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Issuer shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i) Notwithstanding anything contained in this Section 2.3 to the contrary, the Issuer shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Shares;

(ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Issuer to holders of its Common Shares,

shall not be taxable to such shareholders.

(j) If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised becomes entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(k) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Issuer shall promptly:

(i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii) file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise Is Effective. Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Issuer are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Issuer are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates.

(a) The Rights Certificates shall be executed on behalf of the Issuer by any two directors or officers of the Issuer. The signature of any of these officers or directors on the Rights Certificates may be manual or facsimile Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers or directors of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b) Promptly after it learns of the Separation Time, the Issuer will notify the Rights Agent thereof and deliver Rights Certificates executed by the Issuer to the Rights Agent for countersignature, and the Rights Agent shall countersign (in a manner satisfactory to the Issuer) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange.

(a) The Issuer will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Issuer will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Issuer and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent ceases to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and before the Expiry Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Issuer will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Issuer, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Issuer or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) the Issuer is not required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates.

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiry Time, the Issuer shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Issuer and the Rights Agent prior to the Expiry Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such surety bond as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Issuer or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Issuer shall execute and upon the Issuer's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Issuer, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners of Rights. The Issuer, the Rights Agent and any agent of the Issuer or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Share).

2.9 Delivery and Cancellation of Certificates. All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Issuer may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the

Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.10, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Issuer.

2.10 Agreement of Rights Holders. Every holder of Rights, by accepting the same, consents and agrees with the Issuer and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that before the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Issuer, the Rights Agent and any agent of the Issuer or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Issuer or the Rights Agent) for all purposes whatsoever, and neither the Issuer nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f) that without the approval of any holder of Rights or Common Shares and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time pursuant to Subsection 5.4(a) and the last sentence of the penultimate paragraph of Subsection 2.3(a); and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Issuer nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder Not Deemed a Shareholder. No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Issuer which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Issuer or any right to vote at any meeting of shareholders of the Issuer whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Issuer at any meeting thereof, or to give or withhold consent to any action of the Issuer, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Issuer except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event.

(a) Subject to Section 5.1, if a Flip-in Event occurs before the Expiry Time, then effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, or such later time as the Board of Directors (or a committee of the Board of Directors so designated by the Board of Directors) may determine if the Board acting in good faith determines that a longer period of time is required to satisfy the requirements of the applicable securities laws or comparable legislation in each of the provinces and territories of Canada and of the United States and each of the States thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement, each Right shall entitle the holder to purchase from the Issuer, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to four times the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 occurs);

(b) Notwithstanding anything in this Agreement to the contrary, when any Flip-in Event occurs, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding clause (i) of this paragraph (b),

shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) From and after the Separation Time, the Issuer shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the CBCA, the Securities Acts, the U.S. Securities Act, the U.S. Exchange Act and other applicable securities or other laws in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d) Any Rights Certificate that would represent Rights Beneficially owned by a Person described in Subparagraph 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Issuer in writing to the Rights Agent or contain the following legend:

> The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Issuer in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

ARTICLE 4 - THE RIGHTS AGENT

4.1 General.

(a) The Issuer hereby appoints the Rights Agent to act as agent for the Issuer and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. The Issuer may from time to time appoint one or more co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable, subject to the approval of the Rights Agent. If the Issuer appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Issuer may determine with the approval of the Rights Agent and the Co-Rights Agents. The Issuer agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Issuer, such approval not to be unreasonably withheld). The Issuer also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Issuer, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons. The Issuer shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Issuer.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent.

(a) Any company into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any company resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any company succeeding to the securityholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such company would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

4.3 Duties of Rights Agent. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Issuer and the holders of certificates for Shares and Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Issuer) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Issuer's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Issuer prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by Persons believed by the Rights Agent to be any two directors or officers of the Issuer and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Issuer only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Issuer of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Section 3.1 (b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) the Issuer agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individuals believed by the Rights Agent to be any two officers or directors of the Issuer (it is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions), and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Issuer or become pecuniarily interested in any transaction in which the Issuer may be interested, or contract with or lend money to the Issuer or otherwise act as

fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Issuer or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Issuer resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent. The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Issuer) in writing mailed to the Issuer and to each transfer agent of Common Shares by registered or certified mail. The Issuer may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Issuer will appoint a successor to the Rights Agent. If the Issuer fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Issuer the resigning Rights Agent (at the Issuer's expense) or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Issuer), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Issuer or by such a court, shall be a company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Issuer will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5 - MISCELLANEOUS

5.1 Redemption and Waiver.

(a) If, after a Stock Acquisition Date and before the Separation Time, the Board of Directors determines that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person, the Board of Directors may waive the application of Section 3.1 in respect of the occurrence of a Flip-in Event and if it does so the Stock Acquisition Date will be deemed not to have occurred. Any such waiver must be on the condition that such Person reduces its Beneficial ownership of Common Shares so that the Person is no longer an Acquiring Person, by such date (the "Disposition Date") as the Board of Directors specifies. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(b) The Board of Directors acting in good faith may, before a Flip-in Event occurs, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of take-over bid circular to all holders of record of Common Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(a)), provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-Over Bid which is made by means of a Take-Over Bid circular to all holders of Common Shares prior to the expiry of any Take-Over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Subsection 5.1(b).

(c) If, before the occurrence of a Flip-in Event, a Person acquires outstanding Common Shares pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(b), then the Board of Directors shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner

analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(d) The Board of Directors may, with the prior approval of the holders of Common Shares or Rights given in accordance with the terms of Section 5.4, at any time prior to the occurrence of a Flip-in Event elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made if an event of the type analogous to any of the events described in Section 2.3 shall have occurred.

(e) The Board of Directors may, prior to the close of business on the tenth Trading Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its beneficial ownership of Common Shares (or has entered into a contractual arrangement with the Issuer, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) so that at the time the waiver becomes effective pursuant to this Subsection 5.1(e) such Person is no longer an Acquiring Person. If such a waiver becomes effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

(f) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time and before the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed all the provisions of this Agreement shall continue to apply as if the Separation time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this agreement the Separation Time shall be deemed not to have occurred and the Issuer shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

(g) If the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsections 5.1(d) or (f) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h) Within 10 calendar days after the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsection 5.1(d) or (f) to redeem the Rights, the Issuer shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(i) The Issuer shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Section 5.1.

5.2 Expiration. No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiry Time, except the Rights Agent as specified in Section 4.1(a) of this Agreement.

5.3 Issuance of New Rights Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Issuer may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments.

(a) The Issuer may make any amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. The Issuer may, prior to the date of the first Special Meeting referred to in Section

5.15, supplement or amend this Agreement without the approval of any holders of Rights or Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Subsection 5.4(a), the Issuer may, with the prior consent of the holders of Common Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Common Shares at a Special Meeting called and held in compliance with applicable laws and regulatory requirements and the requirements of the Issuer's bylaws. Consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Common Shares (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially owned by such Person), represented in person or by proxy at the Special Meeting.

(c) The Issuer may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiry Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holder's Special Meeting called and held in compliance with applicable laws and regulatory requirements and, to the extent possible and with the necessary changes, with the requirements in the bylaws of the Issuer applicable to meetings of holders of Common Shares. Consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at the Rights Holders' Special Meeting.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Issuer's articles and the CBCA with respect to the meetings of holders of Common Shares.

(e) Any amendments made by the Issuer to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

(i) if made before the Separation Time, be submitted to the holders of Common Shares at the next meeting of shareholders and the holders of Common Shares may, by the majority referred to in Subsection 5.4(b) confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Issuer and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5 Fractional Rights and Fractional Shares.

(a) The Issuer shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Issuer shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b) The Issuer shall not be required to issue fractions of Shares upon exercise of Rights or to distribute certificates which evidence fractional Shares. In lieu of issuing fractional Shares, the Issuer shall be entitled to pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Share that the fraction of a Share that would otherwise be issuable upon the exercise of such Right is of one whole Share at the date of such exercise.

5.6 Rights of Action. Subject to the terms of this Agreement, all fights of action in respect of this Agreement, other than fights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Issuer to enforce such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 Regulatory Approvals. Any obligation of the Issuer or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange shall be obtained, such as approvals relating to the issuance of Shares upon the exercise of Rights under Subsection 2.2(d).

5.8 Declaration as to Non-Canadian and non-U.S. Holders. If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Issuer with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Issuer or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9 Notices.

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Issuer shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Africo Resources Ltd.
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6

Attention: **Chief Executive Officer**
Facsimile #: (604) 646-3226

(b) Notices or demands authorized or required by this Agreement to be given or made by the Issuer or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Issuer), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Attention: General Manager, Client Services
Facsimile #: 604-661-9401

(c) Notices or demands authorized or required by this Agreement to be given or made by the Issuer or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Issuer for its Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d) Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).

Each of the Issuer and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10 Costs of Enforcement. The Issuer agrees that if it fails to fulfil any of its obligations pursuant to this Agreement, it will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Issuer or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12 Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Issuer, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of the Issuer, the Rights Agent and the holders of the Rights.

5.13 Governing Law. This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14 Severability. If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 Effective Date. This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date. In the event that this Agreement is not confirmed by a majority of the votes cast by holders of Common Shares who vote in respect of confirmation of this agreement (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially owned by such Person) at the Issuer's annual meeting of shareholders in 2007, then this Agreement and all outstanding Rights shall terminate and shall be void and of no further force and effect from the date that such event occurs. This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially owned by such Person) at the third and sixth annual meeting following the Issuer's annual meeting of shareholders in 2007. If this agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which

has been waived pursuant to Subsection 5.1(a) or (b) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.

5.16 Determinations and Actions by the Board of Directors. Neither the Board of Directors nor any director of the Issuer shall incur any liability to the holders of the Rights in connection with any action, calculation or determination (including any omission with respect to the foregoing) done or made in good faith by the Board for the purposes of this Agreement.

5.17 Time of the Essence. Time shall be of the essence in this Agreement.

5.18 Execution in Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

AFRICO RESOURCES LTD.
By:

____

(Authorized Signatory)

Name: Dr. Antony Harwood
Title: President and CEO

____

(Authorized Signatory)

Name: Chris Theodoropoulos
Title: Chairman of the Board

COMPUTERSHARE INVESTOR SERVICES INC.
By:

____

(Authorized Signatory)

Name: ______________________________
Title: ______________________________

____

(Authorized Signatory)

Name: ______________________________
Title: ______________________________

EXHIBIT 1 – FORM OF RIGHTS CERTIFICATE

AFRICO RESOURCES LTD. SHAREHOLDER RIGHTS PLAN AGREEMENT

Certificate No. Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ______________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of May 25, 2007, as the same may be further amended or supplemented from time to time, (the "Shareholder Rights Plan Agreement"), between Africo Resources Ltd., a company duly incorporated under the laws of Canada, and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from Africo Resources Ltd. at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiry Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid Common Share of Africo Resources Ltd. (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver, British Columbia or any other cities as may be designated by the Issuer from time to time. The Exercise Price shall initially be ten times the Market Price from time to time per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement. The Rights evidenced by this Rights Certificate may not be exercised unless the Common Shares issuable upon such exercise have been registered or are exempt from registration under all applicable securities laws in Canada and the United States.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which are incorporated herein by reference and made a part hereof. Reference is made to the Shareholder Rights Plan Agreement for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, Africo Resources Ltd. and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the principal office of Africo Resources Ltd.

Upon surrender at any of the offices of the Rights Agent designated for such purpose, this Rights Certificate may be exchanged for another Rights Certificate or Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Certificates surrendered. If the Rights represented by this Certificate are exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of Africo Resources Ltd. or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or

to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is not valid or obligatory for any purpose unless it has been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of Africo Resources Ltd.

Date: ____________________

AFRICO RESOURCES LTD.
By:

____
(Authorized Signatory)

____
(Authorized Signatory)

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC..
By:

____
(Authorized Signatory)

Name: ________________________________
Title: ________________________________

FORM OF ASSIGMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED ____

hereby sells, assigns and transfers unto ______________________________________

____

(*Please print name and address of transferee*)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and irrevocably constitute and appoint ____________________________ as attorney, to transfer the within Rights on the books of Africo Resources Ltd., with full power of substitution.

Dated: ___________________

Signature: _________________________________

Signature Guaranteed: _______________________

(*Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever*)

Signature must be guaranteed by a Canadian Chartered Bank, a Canadian trust company, a member firm of a recognized Stock Exchange in Canada, a registered national securities exchange in the United States, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature: ______________________________

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: **Africo Resources Ltd.** and Computershare Investor Services Inc.

The undersigned hereby irrevocably elects to exercise ______________________________ ______________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

Name: ______________________________

Address: ______________________________

City and Province: ______________________________

Social Insurance, Social Security or other taxpayer identification number: ______________________________

If fewer than all the Rights evidenced by this Rights Certificate are exercised hereby, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name: ______________________________

Address: ______________________________

City and Province: ______________________________

Social Insurance, Social Security or other taxpayer identification number: ______________________________

Dated: ____________________

Signature: ______________________________

Signature Guaranteed: ______________________________

(*Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever*)

Signature must be guaranteed by a Canadian Chartered Bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

AFRICO RESOURCES LTD

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on June 25, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:30 pm, Pacific Time, on June 21, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of AFRICO RESOURCES LTD. (the "Corporation") hereby appoint(s): Chris Theodoropoulos, the Chairman of the Board, or failing him, Antony Harwood, the President and Chief Executive Officer, or in the place of the foregoing,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of AFRICO RESOURCES LTD. to be held at the **Connaught Room** of the **Metropolitan Hotel at 645 Howe Street, Vancouver, British Columbia**, on **Monday, June 25, 2007, at 1:30 p.m.** (PDT - Vancouver time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. David W. Adamson	☐	☐
02. John Dixon	☐	☐
03. Antony Harwood	☐	☐
04. Lukas Marthinus Maree	☐	☐
05. Chris Theodoropoulos	☐	☐

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2. Appointment of Auditor

Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year.

For ☐ Withhold ☐

3. Auditor Remuneration

Authorize the directors to fix the remuneration to be paid to the auditor.

For ☐ Against ☐

4. Ratification and Confirmation of By-law No. One

Ratify and confirm By-law No. One, as adopted by the Board of Directors, which contains the by-laws that regulate the business and affairs of Africo Resources Ltd.

For ☐ Against ☐

5. Shareholders' Rights Plan

Ratify and confirm adoption of the Shareholders' Rights Plan as described in the Information Circular.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 2 8 6 6 4 A R 0 A F X Q

Form 51-102F4
Business Acquisition Report

Item 1 Identity of Company

1.1 Name and Address of Company

AFRICO RESOURCES LTD. (the "Company")
#1108 - 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

1.2 Executive Officer

Michael O'Brien, Chief Financial Officer
Business Telephone: (604) 646-3225

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

Pursuant to a Memorandum of Agreement dated March 23, 2004 among Lymnokyknos Holdings Ltd. and Hasita s.a. (together, the "Sellers") and Africo Resources (BC) Ltd. ("Africo BC"), now a wholly-owned subsidiary of the Company, the Sellers agreed to transfer to Africo BC all their right, title and interest in all of the issued and outstanding share capital (the "H&J Shares") of The Enterprise H&J Swanepoel Famille Trust s.p.r.l. (also known as H&J Swanepoel Family Trust s.p.r.l.) ("H&J") owned by the Sellers. Subject to the disclosure outlined in Note 2 to the financial statements of H&J annexed as Schedule "B" to this Report, H&J is the owner of 75% of the shares of Swanmines s.p.r.l., the holder of the exploitation permit for the Kalukundi copper cobalt project (the "Kalukundi Property") located in the Democratic Republic of the Congo (the "DRC").

The Company's only material property is the Kalukundi Property. A technical report on the Kalukundi Property dated June 2006 (the "Kalukundi Report") was written by John Hearne, BEng., MBA, MAusIMM, and Dr. Julian Verbeek, BSc (Honours), PhD (Geol.), MAusIMM. Further details with respect to the Kalukundi Property are available from the Kalukundi Report and from the Company's Annual Information Form dated March 30, 2007 for the fiscal year ended December 31, 2006, which are available on the Internet at the System for Electronic Document Analysis and Retrieval (SEDAR) website: www.sedar.com.

2.2 Date of Acquisition

March 31, 2007.

2.3 Consideration

The purchase price for the H&J Shares was US$2,275,000 (the "Purchase Price"), consisting of a number of staged payments beginning in the 2004 financial year and culminating in the current year with a payment of US$1,250,000 for the remaining 52% of H&J. All payments in respect of this acquisition have been financed by various private equity placements over the period of acquisition. An additional

amount of US$254,530, paid in settlement of a dispute between the prior owners of H&J and Africo, has been allocated to this investment.

2.4 Effect on Financial Position

The effect of the acquisition on the Company's financial position is outlined in the Company's pro-forma consolidated financial statements which are attached to this report as Schedule "A". The acquisition of the final 52% of H&J in the current year is the culmination of the strategy of the Company since it made its initial investment in H&J. During the period from September 2006 to March 2007, the Company put in place a new management team in the DRC, in anticipation of acquiring a controlling interest in the Kalukundi Property, who are responsible for overseeing the construction of a copper/cobalt mine at Kalukundi, and the set-up of appropriate systems, procedures, and controls.

The Company will require additional equity and debt funding to address current working capital requirements and project development costs. The Company is considering its options in this regard including raising funds by way of an equity raising, and project financing in respect of the debt requirement.

The Company and H&J are involved in various court cases in the DRC to protect H&J's interest in Swanmines which has been awarded to a third party under the terms of a ruling of the court in Lubumbashi. This situation is fully described in the Consolidated Annual Financial Statements of H&J, which are attached to this Report as Schedule "B", and until resolved, will have an impact on the ability of the Company to raise the equity and debt funding described above.

2.5 Prior Valuations

Not applicable.

2.6 Parties to Transaction

The Sellers are neither informed persons, nor associates or affiliates (as those terms are defined by applicable securities legislation) of the Company.

2.7 Date of Report

June 12, 2007.

Item 3 Financial Statements

See the following financial statements, which are attached hereto, namely:

- The Company's pro forma consolidated financial statements at December 31, 2006 attached as Schedule "A" hereto.
- H&J Swanepoel Famille Trust s.p.r.l. consolidated financial statements at December 31, 2006 attached as Schedule "B" hereto.

SCHEDULE "A"

Africo Resources Ltd.

Pro Forma Consolidated Financial Statements at December 31, 2006

Africo Resources Ltd.

Pro forma Consolidated Financial Statements
(Unaudited)
December 31, 2006
(expressed in thousands of U.S. dollars)

Africo Resources Ltd.

Pro forma Consolidated Balance Sheet
(Unaudited)
As at December 31, 2006

(expressed in thousands of U.S. dollars)

	Africo $	As reported H&J $	Pro forma adjustments $ (note 2)	Pro forma consolidated Africo $
Assets				
Current assets				
Cash and cash equivalents	13,231,302	187,860	-	13,419,162
Accounts receivable and prepaid expenses	53,977	70,401	-	124,378
Total current assets	13,285,279	258,261	-	13,543,540
Equity investment	998,757	-	(998,757)	-
Loans receivable	10,363,117	-	(10,363,117)	-
Other assets	1,251,293	-	(1,250,000)	1,293
Mineral property	4,672,223	10,827,208	3,888,922	19,388,353
Total assets	30,570,669	11,085,469	(8,722,952)	32,933,186
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	574,200	806,948	-	1,381,148
Loans payable	-	11,405,137	(11,405,137)	-
Future income tax liability	1,868,892	-	1,555,569	3,424,461
Total liabilities	2,443,092	12,212,085	(9,849,568)	4,805,609
Shareholders' Equity				
Capital stock	29,782,986	36	(36)	29,782,986
Contributed surplus	1,686,342	-	-	1,686,342
Warrants	1,163,255	-	-	1,163,255
Deficit	(4,505,006)	(1,126,652)	1,126,652	(4,505,006)
Total shareholders' equity	28,127,577	(1,126,616)	1,126,616	28,127,577
Total liabilities and shareholders' equity	30,570,669	11,085,469	(8,722,952)	32,933,186

The accompanying notes are an integral part of this pro forma consolidated balance sheet.

Africo Resources Ltd.

Pro forma Consolidated Statement of Operations
(Unaudited)
For the year ended December 31, 2006

(expressed in thousands of U.S. dollars)

	As reported		Pro forma adjustments	Pro forma consolidated
	Africo $	H&J $	$ (note 2)	Africo $
Expenses				
General and administrative costs	1,284,459	337,793	-	1,622,252
Professional fees	411,329	78,264	-	489,593
Stock-based compensation	563,370	-	-	563,370
Stock exchange and transfer agent fees	153,998	-	-	153,998
Travel	194,082	50,074	-	244,156
Loss before other items	(2,607,238)	(466,131)	-	(3,073,369)
Foreign exchange loss	(29,668)	-	-	(29,668)
Interest and other income	107,751	-	-	107,751
Loss on equity accounted investment	(174,819)	-	174,819	-
Loss for the year	(2,703,974)	(466,131)	174,819	(2,995,286)

The accompanying notes are an integral part of this pro forma consolidated statement of income.

(expressed in U.S. dollars)

1 Basis of presentation

This unaudited pro forma consolidated financial information has been prepared by the management of Africo Resources Ltd. (Africo), in accordance with Canadian generally accepted accounting principles (Canadian GAAP), for illustrative purposes only, to show the effect of the acquisition of H&J Swanepoel Famille Trust s.p.r.l. (H&J) by Africo.

The unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction will differ from those recorded in the unaudited pro forma consolidated financial information. Any potential synergies that may be realized after the transaction have been excluded from the unaudited pro forma financial information.

The unaudited pro forma consolidated balance sheet as at December 31, 2006 has been prepared from the audited balance sheet of Africo as at December 31, 2006 and the audited balance sheet of H&J as at December 31, 2006.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 has been prepared from the audited statements of operations for Africo and H&J for the year ended December 31, 2006.

The unaudited financial pro forma consolidated financial statement information should be read in conjunction with the historical consolidated financial statements of Africo and H&J.

2 Pro forma assumptions and adjustments

The acquisition by Africo of H&J will be accounted for as a purchase of assets and an assumption of liabilities under Canadian GAAP as H&J does not meet the definition of a business under Emerging Issues Committee (EIC) 124. The results of operations of H&J will be included in the consolidated financial statements of Africo from the date of acquisition. Certain adjustments have been reflected in these unaudited pro forma consolidated financial statements to illustrate the effects of the purchase.

For purposes of preparing the unaudited pro forma consolidated balance sheet, Africo has made certain assumptions which are set out below.

The unaudited pro forma consolidated financial information assumes the cost of acquisition is set out below. The actual purchase consideration may differ as final costs and determinations are made.

	$
Cash consideration	2,529,530
Less: Equity loss of H&J recognized previously	(280,773)
Total cost of the acquisition	2,248,757

(expressed in U.S. dollars)

The allocation of the purchase price, based on management's preliminary estimate, is as follows:

Allocation of purchase price	**$**
Assets	
Cash	187,860
Accounts receivable and prepaid expenses	70,401
Mineral property	14,716,130
	14,974,391
Liabilities	
Accounts payable and accrued liabilities	(806,948)
Future income tax liability	(1,555,569)
Loans payable	(10,363,117)
	(12,725,634)
Net assets purchased	2,248,757

The final fair values of the assets and liabilities will be determined after management has had the opportunity to conduct a detailed assessment of the fair value of the assets and liabilities of H&J.

Pro forma assumptions and adjustments affecting the consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition had occurred on December 31, 2006:

a) a decrease in other assets to reflect the cash payment from trust of $1,250,000 for purchase of the remaining 52% of H&J.

b) an increase in mineral property costs of $3,888,922 as a result of the excess purchase price being allocated to the Kalukundi project.

c) an increase of $1,555,569 in future income taxes to account for the future income tax liability arising on the acquisition.

d) a decrease in capital stock of $36 to eliminate the share capital of H&J.

e) an adjustment of $1,126,652 to eliminate H&J's accumulated deficit.

f) elimination of intercompany loans of $10,363,117 between Africo and H&J.

(expressed in U.S. dollars)

Pro forma basic and diluted earnings per share

Weighted average number of Africo common shares outstanding	19,099,764
Pro forma loss	$ 2,995,286
Pro forma loss per share - basic and diluted	$ 0.16

SCHEDULE "B"

H&J Swanepoel Famille Trust s.p.r.l.

Consolidated Financial Statements at December 31, 2006

H&J Swanepoel Famille Trust s.p.r.l.

Consolidated Financial Statements
December 31, 2006
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Directors of
Africo Resources Ltd.

We have audited the consolidated balance sheet of **H&J Swanepoel Famille Trust s.p.r.l.** as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada
June 8, 2007

H&J Swanepoel Famille Trust s.p.r.l.

Consolidated Balance Sheets

As at December 31, 2006

(expressed in U.S. dollars)

	2006 $	2005 $ (Unaudited)
Assets		
Current assets		
Cash	187,860	166,584
Accounts receivable and prepaid expenses	70,401	219,535
	258,261	386,119
Mineral property (note 4)	10,827,208	6,881,529
	11,085,469	7,267,648
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	806,948	3,200
Loan payable to Africo Resources Ltd. (note 5)	11,405,137	7,924,933
	12,212,085	7,928,133
Shareholders' Deficiency		
Capital stock (note 6)	36	36
Deficit	(1,126,652)	(660,521)
	(1,126,616)	(660,485)
	11,085,469	7,267,648

Nature of operations and going concern (note 1)

Contingencies and measurement uncertainty (note 2)

Approved on behalf of the Board of Directors

"Tony Harwood" Director

See accompanying notes to the consolidated financial statements.

H&J Swanepoel Famille Trust s.p.r.l.

Consolidated Statements of Operations and Deficit

For the year ended December 31, 2006

(expressed in U.S. dollars)

	2006 $	2005 $ (Unaudited)
Expenses		
General and administrative costs	337,793	262,994
Professional fees	78,264	30,616
Travel	50,074	7,607
Loss for the year	(466,131)	(301,217)
Deficit - Beginning of year	(660,521)	(359,304)
Deficit - End of year	(1,126,652)	(660,521)

See accompanying notes to the consolidated financial statements.

H&J Swanepoel Famille Trust s.p.r.l.

Consolidated Statements of Cash Flows

For the year ended December 31, 2006

(expressed in U.S. dollars)

	2006 $	2005 $ (Unaudited)
Cash flows from operating activities		
Loss for the year	(466,131)	(301,217)
Changes in non-cash working capital items		
Accounts receivable and prepaid expenses	149,134	(111,566)
Accounts payable and accrued liabilities	16,818	200
	(300,179)	(412,583)
Cash flows from investing activities		
Deferred mineral property costs	(3,158,749)	(3,721,633)
Cash flows from financing activities		
Loans payable to Africo Resources Ltd.	3,480,204	4,292,600
Increase in cash and cash equivalents	21,276	158,384
Cash and cash equivalents - Beginning of year	166,584	8,200
Cash and cash equivalents - End of year	187,860	166,584

See accompanying notes to the consolidated financial statements.

(expressed in U.S. dollars)

1 Nature of operations and going concern

Nature of operations

H&J Swanepoel Famille Trust s.p.r.l. (the Company) is a mineral resource company engaged in exploring, acquiring and developing precious metal and base metal properties. The Company owns a 75% interest in the Kalukundi copper/cobalt project (the Kalukundi project) in the Democratic Republic of the Congo (DRC) through its 75% ownership of Swanmines s.p.r.l. (Swanmines), a DRC company. The remaining 25% of the Kalukundi project is owned by La Générale des Carrières et des Mines ("Gécamines"), a company owned by the government of DRC. The 25% interest held by Gécamines is a carried interest and Gécamines has no obligation to contribute to the cost of the project.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the project, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could result in material reductions in the carrying amount of mineral properties.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the Kalukundi project.

The balances presented at December 31, 2005 and the transactions for the year then ended have not been audited or reviewed.

Going concern

While these financial statements have been prepared on the going concern basis that assumes continuity of operations and realization and settlement of liabilities in the normal course of business, there are a number of factors that raise significant doubt about the validity of this assumption. As at December 31, 2006, the Company had a working capital deficiency of $548,687 and a shareholder deficit of $1,126,616. The Company has a history of incurring losses and is dependent on support from its parent company, Africo Resources Ltd. ("Africo"), to be able to advance the Kalukundi project and to be able to pay its liabilities as they fall due (see note 5).

If financing is not obtained from Africo, the Company may not be able to meet its obligations as they become due. A different basis of measurement may be necessary if the going concern assumption is not appropriate, and these adjustments could be material.

(expressed in U.S. dollars)

2 Contingencies and measurement uncertainty

During the course of the year, a former employee of Africo, in the DRC, Mr. Alessandro Berardone, with whom Africo is in a labour dispute regarding the termination of his employment, had ex parte and without proper notice, obtained a default judgement (the "Berardone Judgment") against Africo for the payment of damages in the amount of $3,000,400.

Based on legal advice received from senior counsel in the DRC, Africo believed that the judgement obtained is frivolous, illegal and unenforceable and should be set aside. Accordingly, Africo initiated the appropriate legal steps to have the default judgement obtained by Mr. Berardone set aside.

Subsequent to December 31, 2006, the Company has been made aware of a decision (the "Decision") rendered by a court in Lubumbashi, DRC in a matter between Akam Mining s.p.r.l. ("Akam") and Gécamines. The latter holds a 25% interest in Swanmines.

The Decision contains a declaration by the court to the effect that it accepts the assertion by Akam that Akam (and thus not the Company) is the owner of the remaining 75% of Swanmines. The Decision appears to accept Akam's claim that it acquired 75% of Swanmines at a sale in execution pursuant to the Berardone Judgment for the sum of US$600,000.

Acting pursuant to the Decision, a meeting of Akam and Gécamines was held on April 20, 2007 at which the purported interest of Akam was recognized in the constating documents of Swanmines and other corporate acts were undertaken without the knowledge of Africo.

The Company has been advised by DRC counsel that the purported sale is illegal and not only subject to rescission in conjunction with the Berardone Judgment, but is also null and void because the Swanmines shares in question were at the time owned by the Company, which is not a party to any of these proceedings.

Africo was not made aware of any threatened or impending legal proceedings involving Akam and Gécamines nor was it given notice of the meeting on April 20, 2007. Swanmines has lodged an appeal in the proceedings between Akam and Gécamines to have the Decision set aside.

The Company has filed a separate application for a court order declaring the sale of the Swanmines shares to Akam null and void.

In addition, Africo has filed a complaint for judicial misconduct by the Lubumbashi court in the Supreme Court of the DRC in Kinshasa. Africo is advised that if this proceeding is successful, all previous judgments and orders pertaining to this subject matter will be null and void.

Management believes that the Company will ultimately prevail, and these accounts have been prepared in a manner consistent with that assertion. There can, however, be no assurance that the Company will be successful, and should the Company not be successful in asserting its ownership of 75% of Swanmines then the appropriateness of consolidating Swanmines, the recoverability of loans, and the valuation of the Company's mineral property will have to be reconsidered and amounts potentially restated or written off.

(expressed in U.S. dollars)

3 Summary of significant accounting policies

Basis of accounting and consolidation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada. A summary of the significant accounting policies of the Company is set out below.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its 75% owned subsidiary, Swanmines, a DRC company which owns the Kalukundi project. All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. The key management estimate relates to the assessment of impairment of mineral property carrying values. Actual results could differ from those estimates.

Foreign currency translation

The functional currency of the Company is U.S. dollar as the majority of the Company's transactions are conducted in that currency. The Company has limited exposure of fluctuations between the U.S. dollar and other currencies because the majority of its transactions are denominated in U.S. dollars.

Gains and losses on transactions conducted and settled in currencies other than U.S. dollars, primarily Congolese Francs (CF), are charged to income.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term notes and bank deposits with an original maturity of three months or less.

Mineral property expenditures

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned or impaired. Administration costs and general exploration costs are expensed as incurred. When a property reaches commercial production, deferred costs will be depleted using the units-of production method.

(expressed in U.S. dollars)

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Asset retirement obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises. A liability is recognized at the fair value of the asset retirement obligation based on the extent of site disturbance and required reclamation at that time. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time the liability is accreted up to its expected settlement value through periodic charges to earnings.

Income taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no future income tax asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

Financial instruments

The Company's short-term financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

The fair value of the loan payable is not readily determinable.

(expressed in U.S. dollars)

4 Mineral property

	Year ended December 31,	
	2006	**2005** (Unaudited)
Kalukundi (Congo)		
Balance - Beginning of year	6,881,529	3,159,896
Exploration costs incurred during the year	3,945,679	3,721,633
Balance - End of year	10,827,208	6,881,529

The Company's significant mineral property is as follows:

Kalukundi

Swanmines owns a 75% interest in the Kalukundi copper cobalt project in the DRC. Expenditures incurred in 2005 and 2006 relate to prefeasibility work and feasibility study costs. These have been funded principally by a direct loan from Africo to Swanmines.

In respect of the Kalukundi project, Swanmines is subject to a royalty of 2.5% of gross revenues, payable to Gécamines. A further Net Smelter Returns royalty of 2% is payable to the Government under the terms of the Mining Code of the DRC.

5 Loan payable to Africo Resources Ltd.

The amount payable of $11,405,137 (2005 - $7,924,933) comprises a loan from Africo to fund operating expenses and the feasibility study in respect of the Kalukundi project (see note 4). The loan is without interest or fixed terms of repayment.

6 Capital stock

Authorized
100 ordinary shares of CF100

Issued

	Number of shares	Amount $
Balance - December 31, 2005 (unaudited) and 2006	100	36

(expressed in U.S. dollars)

7 Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended December 31,	
	2006	**2005** (Unaudited)
Statutory rate	40%	40%
	$	$
Income tax recovery computed at statutory rate	186,452	120,487
Non-deductible expenses for tax purposes	(186,452)	(120,487)
Income tax expense	-	-

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. There were no items giving rise to future income tax assets and liabilities.

The Company has approximately $10.8 million of resource and other tax pools available to offset future income.

AFRICO RESOURCES LTD.

REPORT OF VOTING RESULTS

This report is being filed pursuant to Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations* and relates to the results of voting at the annual and special meeting of shareholders of Africo Resources Ltd. (the "Corporation") held on June 25, 2007.

The following is a brief description of each of the matters voted upon at the meeting and the outcome of the votes. Voting on all matters was conducted by a show of hands by shareholders present in person or represented by proxyholder.

ITEM OF BUSINESS	OUTCOME OF THE VOTE
Election of directors:	The 5 nominees proposed by management being: David W. Adamson John Dixon Antony Harwood Lukas Marthinus Maree; and Chris Theodoropoulos were elected as directors of the Corporation for the ensuing year.
Re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation's auditor until the next annual meeting (or until a successors is appointed), at a remuneration to be fixed by the directors:	PricewaterhouseCoopers LLP, Chartered Accountants, was appointed as the Corporation's auditor until the next annual meeting (or until a successors is appointed), at a remuneration to be fixed by the directors.
Confirmation of By-law No. One, as adopted by the Board of Directors, which contains the by-laws that relate generally to the transaction of the business and affairs of the Corporation:	By-law No. One, as adopted by the Board of Directors of the Corporation, was confirmed and ratified.
Ratification and confirmation of adoption of a shareholders' rights plan:	The Shareholders' Rights Plan adopted by the Board of Directors of the Corporation, as contained in an agreement dated May 25, 2007, between the Corporation and Computershare Investor Services Inc., was ratified and confirmed.

Dated at Vancouver, British Columbia, this 25th day of June, 2007.

AFRICO RESOURCES INC.

"Chris Theodoropoulos"

Chris Theodoropoulos
Chairman of the Board

Africo Resources Ltd.

SHAREHOLDER RIGHTS PLAN AGREEMENT

MAY 25, 2007

TABLE OF CONTENTS

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of May 25, 2007 between **Africo Resources Ltd.** a company incorporated under the laws of Canada (the "Issuer") and **Computershare Investor Services Inc.**, a company incorporated under the laws of Canada (the "Rights Agent")

BACKGROUND

To ensure, to the extent possible, that all shareholders of the Issuer are treated fairly in connection with any take-over bid for Common Shares of the Issuer, the Issuer's board of directors has determined that it is in the best interests of the Issuer to adopt a shareholder rights plan.

To implement this determination the Issuer's board of directors has authorized the issuance (i) effective one minute after the Effective Date, of one right (a "Right") in respect of each Common Share outstanding one minute after the Effective Date; and (ii) of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiry Time.

Each Right entitles the holder thereof, after the Separation Time, to purchase Common Shares on the terms and conditions set out in this Agreement.

The Issuer wishes to appoint the Rights Agent to act on its behalf and on behalf of the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

The Issuer's board of directors proposes that this Agreement be in place for a period of ten years, subject to the Agreement being reconfirmed by the Issuer's shareholders every three years.

AGREEMENT

THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 **Certain Definitions**. For purposes of this Agreement, the following terms have the meanings indicated:

(a) **"Acquiring Person"** means any Person who is the Beneficial owner of more than 20 per cent of the outstanding Common Shares; provided, however, that the term "Acquiring Person" shall not include:

(i) the Issuer or any Subsidiary of the Issuer;

(ii) any Person who becomes the Beneficial owner of more than 20 per cent of the outstanding Common Shares as a result of one or any combination of (A) an acquisition or redemption by the Issuer of Common Shares which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially owned by such Person to more than 20 per cent of the Common Shares then outstanding, (B) Permitted Bid Acquisitions, (C) Pro Rata Acquisitions, or (D) Exempt Acquisitions; provided, however, that if a Person becomes the Beneficial owner of more than 20 per cent of the outstanding Common Shares by reason of (A), (B), (C) or (D) and such Person thereafter becomes the Beneficial owner of more than an additional 1% of the number of outstanding Common Shares (other than pursuant to (A), (B), (C) or (D)), as the case may be, such person becomes an Acquiring Person as of the date such Person becomes the Beneficial owner of such additional Common Shares;

(iii) for a period of 10 calendar days after the Disqualification Date (as defined below), any Person who becomes the Beneficial owner of more than 20 per cent of the outstanding Common Shares as a result of such Person becoming disqualified from relying on Subparagraph 1.2 (ii) solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of a public announcement of facts indicating that any Person is making or has a current intention to make a Take-over Bid; or

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial owner of more than 20 per cent of the Common Shares in connection with a distribution of securities of the Issuer; or

(v) a Person (a "Grandfathered Person") who is the Beneficial owner of more than 20 per cent of the outstanding Common Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time, the Grandfathered Person: (1) ceases to own more than 20 per cent of the outstanding Common Shares, or (2) becomes the Beneficial owner of any additional Common Shares that increases its Beneficial ownership of Common Shares by more than 1% of the number of outstanding Common Shares, other than pursuant to the operation of one or more of paragraph (ii) (A), (B), (C) or (D);

(b) **"Affiliate"**, when used to indicate a relationship with a Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that Person;

(c) **"Agreement"** means this shareholder rights plan agreement dated as of May 25, 2007 between the Issuer and the Rights Agent, as it may be amended and/or supplemented from time to time; "hereof, "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) **"annual cash dividend"** means cash dividends paid in any fiscal year of the Issuer, to the extent that such cash dividends do not exceed in the aggregate, the greatest of (i) 200 per cent of the aggregate amount of cash dividends declared payable by the Issuer on its Common Shares in its immediately preceding fiscal year; (ii) 300 per cent of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Issuer on its Common Shares in its three immediately preceding fiscal years; and (iii) 100 per cent of the aggregate consolidated net income of the Issuer, before extraordinary items, for its immediately preceding fiscal year;

(e) **"Associate"**, when used to indicate a relationship with a Person, means a spouse or child of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, or a relative of that Person who has the same residence as that Person;

(f) **"CBCA"** means the *Canada Business Corporations Act*, R.S.C. 1985, c.C-44, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(g) **"Board of Directors"** means the board of directors of the Issuer or any duly constituted and empowered committee thereof;

(h) **"Business Day"** means any day other than a Saturday, Sunday or a day on which banking institutions in British Columbia are authorized or obligated by law to close;

(j) **"Canadian Dollar Equivalent"** of any amount which is expressed in United States Dollars means, on any date, the product of such amount and the U.S. - Canadian Exchange Rate in effect on that date;

(k) **"Canadian-U.S. Exchange Rate"** means, on any date, the inverse of the U.S.-Canadian Exchange Rate in effect on such date;

(l) **"close of business"** on any date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal office in Vancouver of the transfer agent for the Shares of the Issuer (or, after the Separation Time, the principal transfer office in Vancouver of the Rights Agent) is closed to the public;

(m) **"Common Shares"** means the common shares in the capital of the Issuer;

(n) **"Competing Permitted Bid"** means a Take-over Bid that:

(i) is made after another Permitted Bid has been made and prior to the expiry of that other Permitted Bid;

(ii) satisfies each element of the definition of a Permitted Bid other than paragraph (ii)A thereof; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Common Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of: (a) 35 days after the date of the Take-over Bid; and (b) the 60th day after the earliest date on which any other Permitted Bid then in existence was made;

(o) **"Co-Rights Agents"** has the meaning ascribed thereto in Subsection 4.1(a);

(p) **"Disposition Date"** has the meaning ascribed thereto in Subsection 5.1(a);

(q) **"Effective Date"** means May 25, 2007.

(r) **"Election to Exercise"** has the meaning ascribed thereto in Subsection 2.2(d);

(s) **"Exempt Acquisition"** means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsections 5.1(a), (b) or (e);

(t) **"Exercise Price"** means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment in accordance with Section 2.3 shall be:

(i) until the Separation Time, an amount, expressed in lawful money of Canada, equal to five times the Market Price per Common Share, from time to time; and

(ii) from and after the Separation Time, an amount, expressed in lawful money of Canada, equal to five times the Market Price per Common Share as at the Separation Time;

(u) **"Expansion Factor"** has the meaning ascribed thereto in Section 2.3(a);

(v) **"Expiry Time"** means the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 5.15 or, if this Agreement is confirmed and subsequently reconfirmed pursuant to Section 5.15 at the third and sixth annual meetings following the Issuer's annual meeting of shareholders in 2007, the close of business on the tenth anniversary of the Effective Date;

(w) **"Flip-in Event"** means a transaction in or pursuant to which any Person becomes an Acquiring Person;

(x) **"holder"** has the meaning ascribed thereto in Section 2.8;

(y) **"Independent Shareholders"** means holders of any Shares, other than (a) any Acquiring Person, (b) any Offeror (other than any Person who pursuant to Section 1.2 is not deemed to Beneficially own the Common Shares held by such Person), (c) any Affiliate or Associate of any Acquiring Person or Offeror, (d) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (e) any employee benefit

plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Issuer or a Subsidiary of the Issuer, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or withheld from voting or direct whether the Common Shares are to be tendered to a Take-over Bid;

(z) **"Lock-up Agreement"** means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Common Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), provided that:

(i) the agreement:

(A) permits the Locked-up Person to withdraw the Common Shares from the agreement in order to tender or deposit the Common Shares to another Take-over Bid or to support another transaction that contains an offering price for each Common Share that is higher than the offering price contained in or proposed to be contained in the Lock-up Bid; or

(B) (a) permits the Locked-up Person to withdraw the Common Shares from the agreement in order to tender or deposit the Common Shares to another Take-over Bid or to support another transaction that contains an offering price for each Common Share that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Common Share contained in or proposed to be contained in the Lock-up Bid; and (b) does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; and, for greater clarity, an agreement may contain a right of first refusal or require a period of delay to give an Offeror an opportunity to match a higher price in another take- over bid or other similar limitation on a Locked-up Person as long as the Locked-up Person can accept another bid or tender to another transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties or other amounts that exceed in the aggregate one half of the cash equivalent of any amount in excess of the amount offered under the Lock-up Bid and that the Locked-up Person receives pursuant to another Take-over Bid or transaction shall be payable pursuant to the agreement if the Locked-up Person fails to tender Common Shares pursuant thereto in order to accept the other Take-over Bid or support another transaction.

(aa) **"Market Price"** per share of any securities on any date means the average of the daily closing sale prices per share of such class of securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on such date or, if the date is not a Trading Day, on the immediately preceding Trading Day, each such closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing sale price on such date or, if the date is not a Trading Day, on the immediately preceding Trading Day. The closing sale price per share of any securities on any date shall be:

(i) the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the principal United States securities exchange (as determined by volume of trading) on which such securities are listed or admitted for trading;

(ii) if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

provided, however, that if on any such date none of such prices is available, the closing sale price per share of such securities on such date shall mean the fair value per share of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker and provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Place on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

(bb) **"Nominee"** has the meaning ascribed thereto in Subsection 2.2(c);

(cc) **"Offer to Acquire"** includes:

(i) an offer to purchase or a solicitation of an offer to sell Common Shares of any class or classes, and

(ii) an acceptance of an offer to sell Common Shares of any class or classes, whether or not such offer to sell has been solicited, or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(dd) **"Offeror"** means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(ee) **"Offeror's Securities"** means Common Shares Beneficially owned by an Offeror on the date of the Offer to Acquire;

(ff) **"Permitted Bid"** means a Take-over Bid made by an Offeror that is made by means of a Take-over Bid circular and which:

(i) is made to all holders of Common Shares other than the Offeror;

(ii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Common Shares will be taken up and paid for pursuant thereto (A) prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and (B) unless at such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) contains an irrevocable and unqualified provision that unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant thereto at any time during the period described in

paragraph (ii) (A) and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for;

(iv) contains an irrevocable and unqualified provision that if the condition set forth in paragraph (ii) (B) is satisfied the Offeror will make a public announcement of that fact and unless the Take-over Bid is withdrawn it will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement; and

(v) if any holders of Common Shares are registered on the records of the Issuer as residing in the United States or as a U.S. Person, then the Take Over Bid complies with all applicable requirements of the U.S. Securities Act and the U.S. Exchange Act;

(gg) **"Permitted Bid Acquisition"** means an acquisition of Common Shares of any class made pursuant to a Permitted Bid or a Competing Permitted Bid;

(hh) **"Person"** includes an individual, firm, association, trustee, executor, administrator, legal personal representative, body corporate, company, trust, partnership, joint venture syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group whether or not having legal personality, any successor (by merger, statutory amalgamation or otherwise) and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(ii) **"Pro Rata Acquisition"** means an acquisition of Common Shares pursuant to (i) the receipt and/or exercise of rights issued by the Issuer to all the holders of a class of Common Shares to subscribe for or purchase Common Shares, provided that such rights are acquired directly from the Issuer as part of a rights offering and not from any other Person, or (ii) a distribution by the Issuer of Common Shares, or securities convertible into or exchangeable for Common Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or a distribution by way of private placement by the Issuer, provided that the Person does not thereby acquire a greater percentage of such Common Shares, or securities convertible or exchangeable for Common Shares of that class, than the Person's percentage of Common Shares Beneficially owned immediately prior to such acquisition;

(jj) **"Record Time"** means one minute after the Effective Date;

(kk) **"Redemption Price"** has the meaning set forth in Subsection 5.1(c) of this Agreement;

(ll) **"Right"** means a right to purchase a Common Share of the Issuer, upon the terms and subject to the conditions set forth in this Agreement;

(mm) **"Rights Agent"** means Computershare Investor Services Inc., a trust company incorporated under the laws of Canada or any successor Rights Agent appointed pursuant to Section 4.4;

(nn) **"Rights Certificate"** means a Rights Certificate which represents the Rights after the Separation Time, which shall be substantially in the form attached hereto as Exhibit 1;

(oo) **"Rights Holders' Special Meeting"** means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

(pp) **"Rights Register"** and **"Rights Registrar"** have the meanings ascribed thereto in Subsection 2.7(a);

(qq) **"Securities Acts"** means the securities legislation in all the jurisdictions of Canada where the Issuer is a reporting issuer and any comparable or successor laws or regulations or rules thereto;

(rr) **"Separation Time"** means the close of business on the tenth Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Issuer or any Subsidiary of the Issuer) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii) the date upon which a Take-over Bid ceases to be a Permitted Bid or Competing Permitted Bid,

or such later date as may be determined by the Board of Directors, if the Board of Directors acting in good faith determines that a longer period of time is required to satisfy the requirements of the applicable securities laws or comparable legislation in each of the provinces and territories of Canada and of the United States and each of the States thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made;

(ss) **"Special Meeting"** means a special meeting of the holders of Common Shares called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Section 5.4 (b);

(tt) **"Stock Acquisition Date"** means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to early warning provisions contained in the Securities Acts or Section 13 (d) or Section 14 of the U.S. Exchange Act) by the Issuer or an Acquiring Person that an Acquiring Person has become such;

(uu) **"Take-over Bid"** means an Offer to Acquire Common Shares, or securities convertible into Common Shares if, assuming that the Common Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Common Shares (including Common Shares that may be acquired upon conversion of securities convertible into Common Shares) together with the Offeror's Securities constitute in the aggregate 20 per cent or more of either the outstanding Common Shares at the date of the offer to Acquire;

(vv) **"Trading Day"**, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a day on which the principal United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

(ww) **"U.S.-Canadian Exchange Rate"** means, on any date:

(i) the average noon spot rate of exchange set on that date by the Bank of Canada for the conversion of one United States dollar into Canadian dollars; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(xx) **"U.S. Dollar Equivalent"** of any amount which is expressed in Canadian dollars means, on any date, the product of that amount and the Canadian-U.S. Exchange Rate in effect on that date;

(yy) **"U.S. Exchange Act"** means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and

(zz) **"U.S. Securities Act"** means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

1.2 Beneficial Ownership. For the purposes of this Agreement a Person shall be deemed the "Beneficial owner", have "Beneficial ownership" of, and to "Beneficially own", on any date,

(a) any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity on that date;

(b) any securities of which such Person or any of such Person's Affiliates or Associates has the right, exercisable within a period of 60 days of that date, to become the owner at law or in equity, whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business), other than the Rights; and

(c) any securities which are Beneficially owned within the meaning of paragraph (a) or (b) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial owner" of, or to have "Beneficial ownership" of, or to "Beneficially own", any security:

(i) because such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (c), until the earlier of such deposited or tendered security being taken up or paid for;

(ii) because such Person, any of such Person's Affiliates or Associates or any other Person referred to in paragraph (c) holds such security provided that,

A. the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client"), including a non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable law;

B. such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

C. such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

D. such Person (the "Administrator") is the administrator or trustee of one or more pension funds, plans or related trusts (a "Plan") registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof or is a Plan; or

E. such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, or the Crown agent or agency, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid other than an Offer to Acquire Common Shares or other securities by means of a distribution by the Issuer or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(d) because such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Take-over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(e) because such Person is (i) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (ii) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (iii) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(f) where such Person is (i) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (ii) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (iii) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(g) where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depository;

1.3 Control. For the purposes of this Agreement a company is "controlled" by a Person or two or more Persons acting jointly or in concert if:

(a) securities entitled to vote in the election of directors carrying more than 50 per cent of the votes for the election of directors are held, directly or indirectly, by or on behalf of that Person or two or more Persons acting jointly or in concert; and

(b) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such company;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

1.4 Subsidiary. For the purposes of this Agreement a company is a Subsidiary of another company if:

(a) it is controlled by:

(i) that other, or

(ii) that other and one or more companies each of which is controlled by that other, or

(iii) two or more companies each of which is controlled by that other, or

(b) it is a Subsidiary of a company that is that other's Subsidiary;

1.5 Currency. All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.6 Headings. The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.7 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Common Shares. For purposes of this Agreement, the percentage of Common Shares Beneficially owned by any Person shall be determined by the formula:

$$100 \times A/B$$

where:

A = the number of votes for the election of all directors on the Board of Directors generally attaching to the Common Shares Beneficially owned by such Person; and

B = the number of votes for the election of all directors on the Board of Directors generally attaching to all outstanding Common Shares.

Where any Person is deemed to Beneficially own unissued Common Shares, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares owned by such Person.

1.8 Acting Jointly or in Concert. For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, with the first Person, acquires or offers to acquire Common Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

ARTICLE 2 - THE RIGHTS

2.1 Legend on Common Share Certificates. Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiry Time, shall evidence, in addition to such Common Shares, one Right for each Common Share represented thereby and shall bear the following legend:

> Until the Separation Time (as defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated as of May 25, 2007 (the "Shareholder Rights Plan Agreement"), between Africo Resources Ltd. (the "Company") and Computershare Investor Services Inc., the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Issuer. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Issuer will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.
>
> Share certificates that are issued and outstanding at the Record Time, which as at the Effective Date represent Common Shares, shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiry Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights.

(a) Subject to adjustment in accordance with this Agreement, each Right will entitle the holder thereof from and after the Separation Time and prior to the Expiry Time, to purchase one Common Share for the Exercise Price. Notwithstanding any other provision of this Agreement, any Rights held by the Issuer or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiry Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Issuer will prepare and the Rights Agent will mail to each holder of record of Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1 (b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Issuer (the Issuer hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

A. a Rights Certificate in substantially the form set out in Exhibit 1 hereof appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Issuer may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

B. a description of the Rights,

provided that a Nominee shall be sent the foregoing materials in respect of all Common Shares held of record by it which are not Beneficially owned by an Acquiring Person. The Issuer may require any Person to provide such information as it may require to enable it to determine whether that Person holds Shares Beneficially owned by another Person.

(d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and before the Expiry Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Issuer, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subparagraph 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Subparagraph 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Issuer if the Issuer is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent share certificates representing the number of such Common Shares to be purchased (the Issuer hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii) when appropriate, requisition from the Issuer the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii) after receipt of the share certificates referred to in Subparagraph 2.2(e)(i), deliver them to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv) when appropriate, after receipt, deliver the cash referred to in Subparagraph 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v) tender to the Issuer all payments received on the exercise of the Rights.

(f) If the holder of any Rights does not exercise all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights not exercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Issuer covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates therefor (subject to payment of the Exercise Price), be duly authorized, validly issued and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with the requirements of the CBCA, the Securities Acts, the U.S. Securities Act, the U.S. Exchange Act and other applicable laws, rules or regulations, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) pay when due and payable, if applicable, any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Issuer to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Shares to be issued upon exercise of any Rights, provided that the Issuer shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights. The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) If at any time after the Record Time and prior to the Expiry Time the Issuer:

(i) declares or pays a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares);

(ii) subdivides or changes the number of outstanding Common Shares into a greater number of Common Shares;

(iii) consolidates or changes the outstanding Common Shares into a smaller number of Common Shares; or

(iv) issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor occurs after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs that would require an adjustment under both this Section 2.3 and under Subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Subsection 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

A. the Exercise Price in effect during the 20 consecutive Trading Days following such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

B. each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Common Shares with which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiry Time, the Issuer issues any shares other than Common Shares in a transaction of a type described in Subparagraph 2.3(a)(i) or (iv), such shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Issuer and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If at any time after the Record Time and before the Separation Time the Issuer issues any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b) If at any time after the Record Time and before the Separation Time the Issuer fixes a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price

per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and if such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to an employee benefit, stock option or similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Issuer; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) If at any time after the Record Time and before the Separation Time the Issuer fixes a record date for making a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend referred to in Subparagraph 2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be equal to the product of the Exercise Price in effect immediately prior to such record date and a fraction:

(i) the numerator of which is the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and if such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Notwithstanding any other provision of this Agreement, no adjustment in the Exercise Price is required unless it would increase or decrease the Exercise Price by at least 1%; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than (i) three years from the date of the transaction which gives rise to such adjustment; or (ii) the Expiration Date, whichever occurs first.

(e) If at any time after the Record Time and before the Separation Time the Issuer issues any securities other than Common Shares in a transaction referred to in Subparagraph 2.3(a)(i) or (iv) above, and the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) above, such adjustments, rather than those contemplated by Subsections 2.3(a), (b) and (c) above, shall be made, subject to the prior consent of the holders of the Common Shares or the Rights as set forth in Subsection 5.4(b) or (c), and the Issuer and the Rights Agent shall have authority upon receiving such consent to amend this Agreement as appropriate to provide for such adjustments.

(f) Each Right originally issued by the Issuer subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided for herein.

(g) Irrespective of any adjustment or change in the Exercise Price or the number of Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Share and the number of Shares which were expressed in the initial Rights Certificates issued hereunder.

(h) In any case in which this Section 2.3 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Issuer may elect to defer until the occurrence of that event the issuance to the holder of any Right exercised after such record date the number of Shares and other securities of the Issuer, if any, issuable upon such exercise over and above the number of Shares and other securities of the Issuer, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Issuer shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i) Notwithstanding anything contained in this Section 2.3 to the contrary, the Issuer shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

  (i) consolidation or subdivision of Shares;

  (ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

  (iii) stock dividends; or

  (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Issuer to holders of its Common Shares,

shall not be taxable to such shareholders.

(j) If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised becomes entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(k) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Issuer shall promptly:

(i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii) file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise Is Effective. Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Issuer are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Issuer are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates.

(a) The Rights Certificates shall be executed on behalf of the Issuer by any two directors or officers of the Issuer. The signature of any of these officers or directors on the Rights Certificates may be manual or facsimile Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers or directors of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b) Promptly after it learns of the Separation Time, the Issuer will notify the Rights Agent thereof and deliver Rights Certificates executed by the Issuer to the Rights Agent for countersignature, and the Rights Agent shall countersign (in a manner satisfactory to the Issuer) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange.

(a) The Issuer will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Issuer will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Issuer and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent ceases to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and before the Expiry Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Issuer will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Issuer, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Issuer or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) the Issuer is not required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates.

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiry Time, the Issuer shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Issuer and the Rights Agent prior to the Expiry Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such surety bond as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Issuer or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Issuer shall execute and upon the Issuer's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Issuer, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners of Rights. The Issuer, the Rights Agent and any agent of the Issuer or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Share).

2.9 Delivery and Cancellation of Certificates. All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Issuer may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.10, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Issuer.

2.10 Agreement of Rights Holders. Every holder of Rights, by accepting the same, consents and agrees with the Issuer and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that before the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Issuer, the Rights Agent and any agent of the Issuer or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Issuer or the Rights Agent) for all purposes whatsoever, and neither the Issuer nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f) that without the approval of any holder of Rights or Common Shares and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time pursuant to Subsection 5.4(a) and the last sentence of the penultimate paragraph of Subsection 2.3(a); and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Issuer nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or

enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder Not Deemed a Shareholder. No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Issuer which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Issuer or any right to vote at any meeting of shareholders of the Issuer whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Issuer at any meeting thereof, or to give or withhold consent to any action of the Issuer, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Issuer except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event.

(a) Subject to Section 5.1, if a Flip-in Event occurs before the Expiry Time, then effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, or such later time as the Board of Directors (or a committee of the Board of Directors so designated by the Board of Directors) may determine if the Board acting in good faith determines that a longer period of time is required to satisfy the requirements of the applicable securities laws or comparable legislation in each of the provinces and territories of Canada and of the United States and each of the States thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement, each Right shall entitle the holder to purchase from the Issuer, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to four times the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 occurs);

(b) Notwithstanding anything in this Agreement to the contrary, when any Flip-in Event occurs, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding clause (i) of this paragraph (b),

shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) From and after the Separation Time, the Issuer shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the CBCA, the Securities Acts, the U.S. Securities Act, the U.S. Exchange Act and other applicable securities or other laws in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d) Any Rights Certificate that would represent Rights Beneficially owned by a Person described in Subparagraph 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Issuer in writing to the Rights Agent or contain the following legend:

> The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Issuer in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

ARTICLE 4 - THE RIGHTS AGENT

4.1 General.

(a) The Issuer hereby appoints the Rights Agent to act as agent for the Issuer and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. The Issuer may from time to time appoint one or more co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable, subject to the approval of the Rights Agent. If the Issuer appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Issuer may determine with the approval of the Rights Agent and the Co-Rights Agents. The Issuer agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Issuer, such approval not to be unreasonably withheld). The Issuer also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Issuer, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons. The Issuer shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the

administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Issuer.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent.

(a) Any company into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any company resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any company succeeding to the securityholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such company would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

4.3 Duties of Rights Agent. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Issuer and the holders of certificates for Shares and Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Issuer) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Issuer's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Issuer prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by Persons believed by the Rights Agent to be any two directors or officers of the Issuer and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Issuer only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate

(except its countersignature thereof); nor will it be responsible for any breach by the Issuer of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Section 3.1 (b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) the Issuer agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individuals believed by the Rights Agent to be any two officers or directors of the Issuer (it is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions), and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Issuer or become pecuniarily interested in any transaction in which the Issuer may be interested, or contract with or lend money to the Issuer or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Issuer or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Issuer resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent. The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Issuer) in writing mailed to the Issuer and to each transfer agent of Common Shares by registered or certified mail. The Issuer may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Issuer will appoint a successor to the Rights Agent. If the Issuer fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Issuer the resigning Rights Agent (at the Issuer's expense) or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Issuer), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Issuer or by such a court, shall be a company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Issuer will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a

notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5 - MISCELLANEOUS

5.1 Redemption and Waiver.

(a) If, after a Stock Acquisition Date and before the Separation Time, the Board of Directors determines that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person, the Board of Directors may waive the application of Section 3.1 in respect of the occurrence of a Flip-in Event and if it does so the Stock Acquisition Date will be deemed not to have occurred. Any such waiver must be on the condition that such Person reduces its Beneficial ownership of Common Shares so that the Person is no longer an Acquiring Person, by such date (the "Disposition Date") as the Board of Directors specifies. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(b) The Board of Directors acting in good faith may, before a Flip-in Event occurs, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of take-over bid circular to all holders of record of Common Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(a)), provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-Over Bid which is made by means of a Take-Over Bid circular to all holders of Common Shares prior to the expiry of any Take-Over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Subsection 5.1(b).

(c) If, before the occurrence of a Flip-in Event, a Person acquires outstanding Common Shares pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(b), then the Board of Directors shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(d) The Board of Directors may, with the prior approval of the holders of Common Shares or Rights given in accordance with the terms of Section 5.4, at any time prior to the occurrence of a Flip-in Event elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made if an event of the type analogous to any of the events described in Section 2.3 shall have occurred.

(e) The Board of Directors may, prior to the close of business on the tenth Trading Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its beneficial ownership of Common Shares (or has entered into a contractual arrangement with the Issuer, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) so that at the time the waiver becomes effective pursuant to this Subsection 5.1(e) such Person is no longer an Acquiring Person. If such a waiver becomes effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

(f) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time and before the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed all the provisions of this Agreement shall continue to apply as if the Separation time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this agreement the Separation Time shall be deemed not to have occurred and the Issuer shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

(g) If the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsections 5.1(d) or (f) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h) Within 10 calendar days after the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsection 5.1(d) or (f) to redeem the Rights, the Issuer shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(i) The Issuer shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Section 5.1.

5.2 Expiration. No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiry Time, except the Rights Agent as specified in Section 4.1(a) of this Agreement.

5.3 Issuance of New Rights Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Issuer may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments.

(a) The Issuer may make any amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. The Issuer may, prior to the date of the first Special Meeting referred to in Section 5.15, supplement or amend this Agreement without the approval of any holders of Rights or Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Subsection 5.4(a), the Issuer may, with the prior consent of the holders of Common Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Common Shares at a Special Meeting called and held in compliance with applicable laws and regulatory requirements and the requirements of the Issuer's bylaws. Consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Common Shares (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially owned by such Person), represented in person or by proxy at the Special Meeting.

(c) The Issuer may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiry Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holder's Special Meeting called and held in compliance with applicable laws and regulatory requirements and, to the extent possible and with the necessary changes, with the requirements in the bylaws of the Issuer applicable to meetings of holders of Common Shares. Consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at the Rights Holders' Special Meeting.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Issuer's articles and the CBCA with respect to the meetings of holders of Common Shares.

(e) Any amendments made by the Issuer to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

(i) if made before the Separation Time, be submitted to the holders of Common Shares at the next meeting of shareholders and the holders of Common Shares may, by the majority referred to in Subsection 5.4(b) confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Issuer and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5 Fractional Rights and Fractional Shares.

(a) The Issuer shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Issuer shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b) The Issuer shall not be required to issue fractions of Shares upon exercise of Rights or to distribute certificates which evidence fractional Shares. In lieu of issuing fractional Shares, the Issuer shall be entitled to pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Share that the fraction of a Share that would otherwise be issuable upon the exercise of such Right is of one whole Share at the date of such exercise.

5.6 Rights of Action. Subject to the terms of this Agreement, all fights of action in respect of this Agreement, other than fights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Issuer to enforce such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 Regulatory Approvals. Any obligation of the Issuer or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange shall be obtained, such as approvals relating to the issuance of Shares upon the exercise of Rights under Subsection 2.2(d).

5.8 Declaration as to Non-Canadian and non-U.S. Holders. If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Issuer with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Issuer or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9 Notices.

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Issuer shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Africo Resources Ltd.
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6

Attention: **Chief Executive Officer**
Facsimile #: (604) 646-3226

(b) Notices or demands authorized or required by this Agreement to be given or made by the Issuer or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Issuer), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Attention: General Manager, Client Services
Facsimile #: 604-661-9401

(c) Notices or demands authorized or required by this Agreement to be given or made by the Issuer or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Issuer for its Shares. Any

notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d) Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).

Each of the Issuer and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10 Costs of Enforcement. The Issuer agrees that if it fails to fulfil any of its obligations pursuant to this Agreement, it will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Issuer or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12 Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Issuer, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of the Issuer, the Rights Agent and the holders of the Rights.

5.13 Governing Law. This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14 Severability. If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 Effective Date. This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date. In the event that this Agreement is not confirmed by a majority of the votes cast by holders of Common Shares who vote in respect of confirmation of this agreement (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially owned by such Person) at the Issuer's annual meeting of shareholders in 2007, then this Agreement and all outstanding Rights shall terminate and shall be void and of no further force and effect from the date that such event occurs. This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially owned by such Person) at the third and sixth annual meeting following the Issuer's annual meeting of shareholders in 2007. If this agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a) or (b) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.

5.16 Determinations and Actions by the Board of Directors. Neither the Board of Directors nor any director of the Issuer shall incur any liability to the holders of the Rights in connection with any action, calculation or determination (including any omission with respect to the foregoing) done or made in good faith by the Board for the purposes of this Agreement.

5.17 Time of the Essence. Time shall be of the essence in this Agreement.

5.18 Execution in Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

AFRICO RESOURCES LTD.

By:

(Authorized Signatory)

Name: Dr. Antony Harwood
Title: President and CEO

(Authorized Signatory)

Name: ~~Chris Theodoropoulos~~ Michael O'Brien
Title: ~~Chairman of the Board~~ Chief Financial Officer

COMPUTERSHARE INVESTOR SERVICES INC.

By:

(Authorized Signatory)

Name: Irene R. Glover
Title: Relationship Mgr

(Authorized Signatory)

Name: Chad Emrace
Title: Relationship Mgr

EXHIBIT 1 – FORM OF RIGHTS CERTIFICATE

AFRICO RESOURCES LTD. SHAREHOLDER RIGHTS PLAN AGREEMENT

Certificate No. Rights

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that ____, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of May 25, 2007, as the same may be further amended or supplemented from time to time, (the "Shareholder Rights Plan Agreement"), between Africo Resources Ltd., a company duly incorporated under the laws of Canada, and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from Africo Resources Ltd. at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiry Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid Common Share of Africo Resources Ltd. (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver, British Columbia or any other cities as may be designated by the Issuer from time to time. The Exercise Price shall initially be ten times the Market Price from time to time per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement. The Rights evidenced by this Rights Certificate may not be exercised unless the Common Shares issuable upon such exercise have been registered or are exempt from registration under all applicable securities laws in Canada and the United States.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which are incorporated herein by reference and made a part hereof. Reference is made to the Shareholder Rights Plan Agreement for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, Africo Resources Ltd. and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the principal office of Africo Resources Ltd.

Upon surrender at any of the offices of the Rights Agent designated for such purpose, this Rights Certificate may be exchanged for another Rights Certificate or Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Certificates surrendered. If the Rights represented by this Certificate are exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of Africo Resources Ltd. or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or

to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is not valid or obligatory for any purpose unless it has been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of Africo Resources Ltd.

Date: ____________________

AFRICO RESOURCES LTD.
By:

____
(Authorized Signatory)

____
(Authorized Signatory)

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC..
By:

____
(Authorized Signatory)

Name: ________________________________
Title: ________________________________

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED ____

hereby sells, assigns and transfers unto ____________________________________

____

(*Please print name and address of transferee*)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and irrevocably constitute and appoint ______________________________ as attorney, to transfer the within Rights on the books of Africo Resources Ltd., with full power of substitution.

Dated: ____________________

Signature: ____________________________________

Signature Guaranteed: _________________________

(*Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever*)

Signature must be guaranteed by a Canadian Chartered Bank, a Canadian trust company, a member firm of a recognized Stock Exchange in Canada, a registered national securities exchange in the United States, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature: ______________________________

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: **Africo Resources Ltd.** and Computershare Investor Services Inc.

The undersigned hereby irrevocably elects to exercise ________________________________ ________________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

Name: ________________________________

Address: ________________________________

City and Province: ________________________________

Social Insurance, Social Security or other taxpayer identification number: ________________________________

If fewer than all the Rights evidenced by this Rights Certificate are exercised hereby, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name: ________________________________

Address: ________________________________

City and Province: ________________________________

Social Insurance, Social Security or other taxpayer identification number: ________________________________

Dated: ________________

Signature: ________________________________

Signature Guaranteed: ________________________

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian Chartered Bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

AFRICO RESOURCES LTD.
(Formerly CopperCo Resource Corp.)

Interim Consolidated Financial Statements
(Stated in US Dollars)
Unaudited

Second Quarter ended June 30, 2007

NOTICE TO READER
The attached financial statements have been prepared by the management of Africo Resources Ltd. and have not been reviewed by the auditors of Africo Resources Ltd.

AFRICO RESOURCES LTD.

Consolidated Balance Sheet
(Stated in US Dollars)
Unaudited

	June 30, 2007	December 31, 2006
ASSETS		
Current		
Cash and cash equivalents	$ 7,909,643	$ 13,231,302
Accounts receivable	264,268	53,977
Total Current Assets	8,173,911	13,285,279
Equity investment	-	998,757
Loans receivable	-	10,363,117
Funds held in trust	-	1,251,293
Mineral properties (note 6)	24,136,762	4,672,223
Total Assets	$ 32,310,673	$ 30,570,669
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 1,435,667	$ 574,200
Total current liabilities	1,435,667	574,200
Future income tax liability	3,546,077	1,868,892
Total Liabilities	4,981,744	2,443,092
Shareholders' equity		
Common Shares (note 7)	30,620,823	29,782,986
Contributed Surplus (note 7)	1,664,700	1,686,342
Warrants	1,163,255	1,163,255
Deficit	(6,632,096)	(4,505,006)
Accumulated other comprehensive income	512,247	-
Total Shareholders' Equity	27,328,929	28,127,577
Total Liabilities and Shareholders' Equity	$ 32,310,673	$ 30,570,669

See accompanying notes to the interim consolidated financial statements

Contingencies and measurement uncertainty (note 2)

Approved by the Board of Directors:

"Tony Harwood"	*"Chris Theodoropoulos"*
Tony Harwood Director	Chris Theodoropoulos Director

AFRICO RESOURCES LTD.

Consolidated Statements of Operations, Deficit, Comprehensive Loss, and Accumulated Other Comprehensive Income
(Stated in US Dollars)
Unaudited

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Expenses				
General and administrative costs	$ 1,173,015	$ 275,435	$ 1,761,827	$ 441,691
Professional fees	204,017	131,173	279,043	144,312
Stock based compensation (note 7)	39,384	492,724	199,336	492,724
Stock exchange, filing, and transfer agents fees	49,202	-	80,654	-
Travel and accommodation	110,966	46,002	164,673	69,642
Loss before other items:	(1,576,584)	(945,334)	(2,485,533)	(1,148,369)
Foreign exchange gain	298,695	43,303	294,433	50,011
Interest and other income	108,608	14,481	231,499	44,354
Loss on equity accounted investment (note 4)	-	(17,728)	(167,489)	(40,873)
Loss for the period	(1,169,281)	(905,278)	(2,127,090)	(1,094,877)
Deficit, beginning of the period	(5,462,815)	(1,796,495)	(4,505,006)	(1,606,896)
Deficit, end of the period	$ (6,632,096)	$ (2,701,773)	$ (6,632,096)	$ (2,701,773)

Basic and diluted loss per common share	$ (0.(	$ (0.(	$ (0.(	$ (0.(
Weighted average number of shares outstanding	25,005,286	19,559,139	24,927,916	19,559,139

Comprehensive Loss

Loss for the period before comprehensive income	$ (1,169,281)	$ (905,278)	$ (2,127,090)	$ (1,094,877)
Unrealised gain on available for sale investments	408,215	-	512,247	-
Comprehensive Loss for the period	$ (761,066)	$ (905,278)	$ (1,614,843)	$ (1,094,877)

Accumulated Other Comprehensive Income

Unrealised gain on available for sale investments	$ 408,215	$ -	$ 512,247	$ -
Balance, beginning of period	104,032	-	-	-
Balance, end of period	$ 512,247	$ -	$ 512,247	$ -

AFRICO RESOURCES LTD.

Consolidated Statement of Cash Flows
(Stated in US Dollars)
Unaudited

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Operating Activities				
Net loss for the period	(1,169,281)	$ (905,278)	$ (2,127,090)	$ (1,094,877)
Adjustment for items which do not involve cash:				
Stock based compensation	39,384	492,724	199,336	492,724
Loss on equity accounted investment	-	17,727	167,489	40,873
	(1,129,897)	(394,827)	(1,760,265)	(561,280)
Changes in non-cash working capital components:				
Accounts receivable	(66,397)	(11,589)	(112,207)	(15,299)
Accounts payable and accrued liabilities	33,338	78,275	(20,058)	5,742
Cash used in operating activities	(1,162,956)	(328,141)	(1,892,530)	(570,837)
Investing Activities				
Loans receivable	-	(913,375)	-	(1,476,167)
Funds held in trust	-	-	1,251,293	-
Deferred mineral property costs	(2,526,749)	(3,967)	(2,526,749)	(3,967)
Purchase of investments	-	(250,000)	-	(250,000)
Acquisition of assets of subsidiary:				
Deferred mineral property costs	-	-	(2,352,589)	-
Other assets, net of cash	-	-	(930,190)	-
Cash used in investing activities	(2,526,749)	(1,167,342)	(4,558,235)	(1,730,134)
Financing Activities				
Common shares issued for cash	-	-	616,859	-
Cash provided by financing activities	-	-	616,859	-
Net decrease in cash during the period	(3,689,702)	(1,495,483)	(5,833,906)	(2,300,971)
Cash and cash equivalents, beginning of the period	11,191,130	1,835,219	13,231,302	2,640,707
Unrealised foreign currency gains included in cash	408,215	-	512,247	-
Cash and cash equivalents, end of the period	$ 7,909,643	$ 339,736	$ 7,909,643	$ 339,736

See accompanying notes to the interim consolidated financial statements

(Stated in US Dollars)

1. NATURE OF OPERATIONS

Nature of operations

Africo Resources Ltd. ("the Company" or "Africo") is a mineral resource company engaged in exploring, acquiring and developing precious metal and base metal properties. These activities are conducted principally in the Democratic Republic of the Congo ("DRC").

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the project, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reduction in the carrying amounts of mineral properties.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY

At June 30, 2007 the Company held 100% of the shares of H&J Swanepoel Family Trust s.p.r.l. ("H&J") which holds a 75% interest in Swanmines s.p.r.l. ("Swanmines"), the entity that owns the Kalukundi copper/cobalt deposit in the DRC.

As initially reported in our December 31, 2006 financial statements, one of Africo's former employees in the DRC, Mr. Alessandro Berardone, initiated legal proceedings against the Company before the Court of Grande Instance of Lubumbashi in the DRC on the grounds that he had an employment contract with the Company which provided for a performance based bonus, among other things, which contract was terminated by the Company without payment of such bonus. He also claimed that he was responsible for the Company's acquisition of its interest in the Kalukundi Property as well as certain mining concessions acquired by the Company, for which he was not properly compensated. He claimed the amount of US$30,000,000. Mr. Berardone, without proper notice to the Company, obtained a default judgment against the Company (the "Berardone Judgment") in the amount of US$3,000,400.

Based on legal advice received from senior counsel in the DRC, the Company believed that the judgement obtained is frivolous, illegal and unenforceable and should be set aside. Accordingly, the Company has initiated the appropriate legal steps to have the default judgement obtained by Mr. Berardone set aside and did not make provision for any expense in this regard.

Africo was subsequently made aware of a decision (the "Decision") rendered by a court in Lubumbashi, DRC in a matter between Akam Mining s.p.r.l. ("Akam") and La Générale des Carrières et des Mines ("Gécamines"). The latter holds a 25% interest in Swanmines.

The Decision contained a declaration by the court to the effect that it accepted the assertion by Akam that Akam (and thus not Africo through its subsidiaries) is the owner of the remaining 75% of Swanmines. The Decision accepted Akam's claim that it acquired 75% of Swanmines at a sale in execution pursuant to the Berardone Judgment for the sum of US$600,000.

(Stated in US Dollars)

2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY *(continued)*

Acting pursuant to the Decision, a meeting of Akam and Gecamines was held on April 20, 2007 at which the purported interest of Akam was recognized in the constating documents of Swanmines and other corporate acts were undertaken without the knowledge of Africo.

Africo has been advised by DRC counsel that the purported sale is illegal and not only subject to rescission in conjunction with the Berardone Judgment, but is also null and void because the Swanmines shares in question were at the time owned by H&J, which is not a party to any of these proceedings.

Africo was not made aware of any threatened or impending legal proceedings involving Akam and Gécamines nor was it given notice of the meeting on April 20, 2007. Swanmines has lodged an appeal in the proceedings between Akam and Gecamines to have the Decision set aside.

H&J, the entity that owns 75% of the shares of Swanmines, has filed a separate application for a court order declaring the sale of the Swanmines shares to Akam Mining null and void.

In respect of a complaint for judicial misconduct by the Lubumbashi court filed by the Company in the Supreme Court of Justice of the DRC in Kinshasa, Africo is advised that the Supreme Court determined that the actions of the judges in certain of the matters could not be examined by it, and has referred Africo back to the lower courts in Lubumbashi.

Management believes that the Company will ultimately prevail, and these statements have been prepared in a manner consistent with that assertion. There can, however, be no assurance that the Company will be successful, and should the Company not be successful in asserting its ownership of 75% of Swanmines, then the appropriateness of consolidating Swanmines and the valuation of the Company's mineral property will have to be reconsidered and amounts potentially restated or written off.

3. BASIS OF PRESENTATION

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting, but do not contain all of the information required for annual financial statements, and should be read in conjunction with the December 31, 2006 financial statements. These statements include the accounts of Africo Resources Ltd and its material wholly owned subsidiaries, Africo Resources (B.C.) Ltd, Kisankala Mining Corp., and H&J Swanepoel Family Trust s.p.r.l.. All significant inter-company transactions are eliminated on consolidation.

Kisankala Mining Corp. was incorporated during the quarter ended March 31, 2007 to hold the additional interest in H&J acquired during the quarter as further described in note 4 below, and which resulted in H&J becoming a wholly owned subsidiary on March 31, 2007.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA guidelines effective for the Company's first and subsequent quarters commencing January 1, 2007:

a) Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are

(Stated in US Dollars)

3. BASIS OF PRESENTATION *(continued)*

classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company's cash equivalents have been designated as available for sale.

b) Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c) Transition adjustment to opening balance: The adoption of Sections 1530 and 3855 has not impacted the opening equity and losses of the Company.

4. H&J ACQUISITION

The Company acquired 100% of H&J Swanepoel Family Trust s.p.r.l. in a series of transactions from 2004 until March 2007. The acquisition of a 48% interest was made in prior years through a series of staged cash payments totalling $1,279,530 of which $504,530 was paid in 2006. The investment in H&J was accounted for using the equity method up until March 31, 2007. The Company paid a further $1,250,000 to increase its shareholding in H&J to 100% as at March 31, 2007 and it has been consolidated with effect from that date.

The acquisition of H&J has been accounted for as an asset purchase with the total cost of the acquisition being comprised of:

Cash	$ 2,529,530
Less: Equity loss of H&J recognized previously	(448,262)
Total cost of the acquisition	$ 2,081,268

The preliminary allocation of the purchase price to assets and liabilities is as follows:

Assets	
Cash	$ 319,810
Accounts receivable	98,083
Mineral Property	16,858,650
Liabilities	
Accounts payable and accrued liabilities	(881,524)
Future income tax component	(1,598,045)
Shareholders loan assumed	(12,715,706)
Net assets acquired	$ 2,081,268

The purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects.

(Stated in US Dollars)

5. RELATED PARTY TRANSACTIONS

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $490,020 (2006 - $98,144) in the three months and $711,352 (2006 - $178,553) in the six months ended June 30, 2007.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

The total amounts owing to Directors, former Directors, and organizations having common Directors for consulting fees and directors fees amounted to $346,505 (2006 – $33,260) at June 30, 2007.

Other related party transactions are disclosed elsewhere in these financial statements.

6. MINERAL PROPERTIES

For the period ended June 30, 2007	Kalukundi (Congo)	Mporokoso (Zambia)	Total
Balance beginning of period	$ 4,672,223	$ -	$ 4,672,223
Development expenditure	2,408,038	-	2,408,038
Exploration costs			
Consulting fees	-	118,711	118,711
Arising on acquisition of subsidiary (net of future income taxes)	15,260,605	-	15,260,605
Future income tax component	1,598,045	79,140	1,677,185
Total costs incurred during the period	19,266,688	197,851	19,464,539
Balance June 30, 2007	$ 23,938,911	$ 197,851	$ 24,136,762

For the Year ended December 31, 2006	Kalukundi (Congo)	Mporokoso (Zambia)	Total
Balance beginning of year	$ 4,397,372	$ -	$ 4,397,372
Exploration costs			
Stock based compensation (note 7)	164,907	-	164,907
Future income tax component	109,944	-	109,944
Total costs incurred during the year	274,851	-	274,851
Balance December 31, 2006	$ 4,672,223	$ -	$ 4,672,223

(Stated in US Dollars)

6. MINERAL PROPERTIES *(continued)*

Mporokoso

The Company acquired an interest in the Mporokoso gold project in Zambia as part of a basket of properties acquired along with the Kalukundi project. Geological work is currently underway to define past work and current geology in order to delineate a future possible exploration program for the property.

7. EQUITY

Common Shares

Authorised:

Unlimited common shares without par value

Issued:	Number of Shares	Amount
Balance, December 31, 2006	24,500,597	$ 29,782,986
Stock options exercised	420,550	616,859
Transfer on exercise of stock options	-	220,978
Shares issued in terms of plan of arrangement	191,625	-
Balance, June 30, 2007	25,112,772	$ 30,620,823

Contributed Surplus

	June 30, 2007	December 31, 2006
Balance, at beginning of period	$ 1,686,342	$ 784,329
Options granted	199,336	728,277
Placement agent compensation options issued at fair value	-	210,243
Options exercised	(220,978)	(36,507)
Balance, at end of period	$ 1,664,700	$ 1,686,342

During the period ended June 30, 2007 the Company granted 200,000 stock options at an exercise price of CAD$4.00 per share, to an officer. These options have a term of 5 years. Stock based compensation expense of $199,336 has been recorded in operations in respect of the stock options granted. 100,000 options vested immediately with the remaining vesting in March 2008.

(Stated in US Dollars)

7. EQUITY *(continued)*

The stock based compensation expense for the year was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

Dividend Yield	:	0%
Average risk free interest rate	:	4.0 %
Expected volatility	:	45%
Expected life of option	:	5 years

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate.

8. SUBSEQUENT EVENTS

On July 20, 2007 the Company accepted a financing proposal from the International Finance Corporation (IFC), the private sector arm of the World Bank Group, to support the development of the Company's Kalukundi project and related infrastructure. The IFC intends to subscribe for approximately 2,877,697 units of the Company at a price per unit of the lower of C$2.78, for gross proceeds of approximately C$8 million (US$7.6 million), and the weighted average market price for the five days prior to a formal subscription agreement being entered into. Each unit is to be comprised of one share and one warrant. Each warrant entitles the holder to acquire an additional share at a price of 125% of the subscription price for a period of 6 years, subject to accelerated exercise or expiry under certain circumstances. The financing is subject to approval by the Board of the IFC and is expected to close on or about September 5, 2007.

IFC's equity investment is also subject to no event having occurred which has or could reasonably be expected to have a material adverse effect on the Company, including an adverse and final judgment (meaning that at that point in time all avenues of judicial appeal will have been exhausted) in the litigation involving Alessandro Berardone and Akam Mining.

IFC has agreed to participate in the Company's planned debt financing arrangements for the project via a loan of approximately US$40 million, subject to a separate IFC appraisal and assessment of the project's debt financing risks. The debt financing arrangements will include the planned appointment of other developmental finance institutions and commercial banks.

On August 13, 2007, the Company announced that a public hearing took place on August 10, 2007 at the Supreme Court of Justice in Kinshasa to consider an action of judicial misconduct against three judges of the Tribunal de Grande Instance de Lubumbashi. A preliminary analysis by the Company's DRC legal counsel indicates that the Supreme Court of Justice determined that the actions of the judges in certain of the matters could not be examined by the Supreme Court. The judgement left intact all the other appropriate recourses against the instruments ordering and carrying out the public sale of the shares of Swanmines, which can thus be initiated before the Lubumbashi courts. In this regard, the Company had previously initiated a number of actions in addition to the judicial misconduct application and will continue to vigorously pursue these.

AFRICO RESOURCES LTD.

Management's Discussion & Analysis

June 30, 2007

Dated August 13, 2007

AFRICO RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Set out below is a review of the activities, results of operations and financial condition of Africo Resources Ltd. and its subsidiaries (referred to herein together as "the Company" or "Africo") for the quarter and six months ended June 30, 2007 compared with the same periods in the previous year. The following information should be read in conjunction with the Company's June 30, 2007 unaudited interim consolidated financial statements and related notes and with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2006, which were prepared in accordance with Canadian generally accepted accounting principles. The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, "Comprehensive Income" and "Financial Instruments – Recognition and Measurement", respectively, effective for the Company's first quarter commencing January 1, 2007. This analysis is prepared as at August 13, 2007. All dollar amounts, unless otherwise indicated, are in US Dollars.

The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario, and Quebec in Canada and is listed on the TSX in Canada under the symbol ARL.

Additional information related to the Company, including the Company's most recent annual information form is available on SEDAR at www.sedar.com.

OVERVIEW

Africo Resources Ltd. is a development stage copper-cobalt company with an operational base in the Democratic Republic of the Congo (DRC) and with corporate offices in Vancouver, Canada. Africo is developing the high-grade Kalukundi copper cobalt deposit near Kolwezi in the DRC.

During the first quarter of 2007 the Company purchased an additional 52% interest in shares of H&J Swanepoel Family Trust s.p.r.l. ("H&J"), bringing its interest in H&J to 100%. Subject to the comments outlined below under the heading "RECENT DEVELOPMENTS REGARDING OWNERSHIP OF THE KALUKUNDI PROJECT", H&J holds a 75% interest in Swanmines s.p.r.l. ("Swanmines"), the entity that owns the Kalukundi copper/cobalt deposit in the DRC. The effective date of the transaction was March 31, 2007 and the investment in H&J was accounted for using the equity method up until March 31, 2007, after which it has been consolidated.

RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT

On April 13, 2007, the Company announced an underwriting for 35,150,000 common shares at CDN$3.70 per common share that would have resulted in gross proceeds of CDN$130,055,000. Due to the developments described below, the Company and its underwriters withdrew the offering on April 27, 2007.

As initially reported in a news release dated February 23, 2007, one of Africo's former employees in the DRC, Mr. Alessandro Berardone, initiated legal proceedings against the Company before the Court of Grande Instance of Lubumbashi in the DRC on the grounds that he had an employment contract with the Company which provided for a performance based bonus, among other things, which contract was terminated by the Company without payment of such bonus. He also claimed that he was responsible for the Company's acquisition of its

interest in the Kalukundi Property as well as certain mining concessions acquired by the Company, for which he was not properly compensated. He claimed the amount of US$30,000,000. Mr. Berardone, without proper notice to the Company, obtained a default judgment against the Company (the "Berardone Judgment") in the amount of US$3,000,400.

We reported that, based on legal advice received from senior counsel in the DRC, the Company believed that the judgement obtained is frivolous, illegal and unenforceable and should be set aside. Accordingly, the Company has initiated the appropriate legal steps to have the Berardone Judgment set aside and did not make provision for any expense in this regard.

There has been a further development, subsequent to March 31, 2007 whereby Africo was made aware of a decision (the "Decision") rendered by a court in Lubumbashi, DRC in a matter between Akam Mining s.p.r.l. ("Akam") and La Générale des Carrières et des Mines ("Gécamines"). The latter holds a 25% interest in Swanmines.

The Decision contained a declaration by the court to the effect that it accepted the assertion by Akam that Akam (and thus not Africo through its subsidiaries) is the owner of the remaining 75% of Swanmines. The Decision accepted Akam's claim that it acquired 75% of Swanmines at a sale in execution pursuant to the Berardone Judgment for the sum of US$600,000.

Acting pursuant to the Decision, a meeting of Akam and Gecamines was held on April 20, 2007 at which the purported interest of Akam was recognized in the constating documents of Swanmines and other corporate acts were undertaken without the knowledge of Africo.

Africo has been advised by DRC counsel that the purported sale is illegal and not only subject to rescission in conjunction with the Berardone Judgment, but is also null and void because the Swanmines shares in question are owned by H&J, which is not a party to any of these proceedings.

Africo was not made aware of any threatened or impending legal proceedings involving Akam and Gécamines nor was it given notice of the meeting on April 20, 2007. Swanmines has lodged an appeal in the proceedings between Akam and Gecamines to have the Decision set aside.

H&J, the entity that owns 75% of the shares of Swanmines, has filed a separate application for a court order declaring the sale of the Swanmines shares to Akam Mining null and void.

In respect of a complaint for judicial misconduct by the Lubumbashi court filed by the Company in the Supreme Court of Justice of the DRC in Kinshasa, Africo is advised that the Supreme Court determined that the actions of the judges in certain of the matters could not be examined by it, and has referred Africo back to the lower courts in Lubumbashi.

Management believes that the Company will ultimately prevail and its title to the Kalukundi asset will be reasserted through its ownership of H&J, and continues to prepare its financial statements in a manner consistent with that assertion. There can, however, be no assurance that the Company will be successful, and should the Company not be successful in asserting its ownership of 75% of Swanmines, then the appropriateness of consolidating Swanmines and the valuation of the Kalukundi Property will have to be reconsidered, and amounts potentially restated or written off.

The Company is continuing to vigorously pursue all available options to assert H&J's interest in Swanmines. However, in light of the current uncertainty, Management is in the process of evaluating all of its activities to determine those that can successfully be suspended or delayed with respect to the Kalukundi property pending resolution of the above.

EXPLORATION AND DEVELOPMENT ACTIVITIES

Prior to the developments described above, the Company had entered into a number of contracts for exploration and development activity, commitments in respect of which are being monitored closely in the light of continuing legal issues. Progress in the quarter in respect of contracted activities was as follows:

Drilling activity

Since the year end, Africo has secured a number of exploration drill rigs to undertake resource drilling in line with the Company's plan to further delineate resources on the Kalukundi property.

A reverse circulation drilling rig commenced drilling activities on 8th April and completed 35 boreholes amounting to 2126m of RC drilling in 5 weeks through to 13th May. This included resource evaluation drilling on two fragments, Golf and Kesho plus a number of condemnation boreholes. Assay results are still awaited.

A further drilling rig was mobilized to site on 27th April. This was followed by two additional rigs soon afterwards. Three boreholes were drilled on the Kii Fragment and additional drill holes are planned to convert inferred resources to measured and indicated.

Geotechnical studies were undertaken during May and June in order to provide data to allow for the pit slope angles to be redefined and steepened. On the Principal fragment, five shallow geotechnical boreholes were drilled for this purpose. Numerous pits were excavated and sampled to define the foundation conditions in the vicinity of the Plant site, the tailings dam site and the Kasankala village relocation site.

Preparations were made for the commencement of a detailed infill drilling programme proposed for the Kalukundi deposit. At the same time surficial exploration activities were carried out to search for new sources of mineralization. This work included soil sampling, trenching and pitting and detailed geological mapping and sampling.

The Company has also identified abundant underground water resources from wide diameter hydrogeological borehole drilling and this is likely to result in capital cost savings on the project. Four large-diameter (254mm) water bores have intersected major aquifers delivering between 30l/sec and 45l/sec; cumulatively, this amounts to 137 litres/sec or 493m3/hour, more than three times than needed to meet Kalukundi's planned plant and mining operation needs, currently estimated at 160m3/hour. The Company will thus not have to construct a pipeline to access water from the Lualaba Lake as envisaged in the Kalukundi feasibility study resulting in a potential cost saving of approximately $1 million.

A Superrock percussion drill has been active on site at Kalukundi since early February to determine both water distribution and volumes in close proximity to the proposed open pits. To date, some 1,010m of the estimated 1,700m of drilling has been completed. Further drilling, planned to identify potable water supply is currently in progress and one borehole has intersected sufficient water to supply the proposed new site for the relocation of the Kisankala village (18m3/hour).

Environmental Adjustment Plan

As noted in the Company's news release dated April 27, 2007, the Environmental Adjustment Plan submitted by Swanmines was approved by the Permanent Evaluation Committee of the Ministry of Mines in the DRC on 25 April 2007. This, together with exploitation permit currently held by Swanmines, will enable it to begin development and mining at the Kalukundi project.

Mporokoso

The Company acquired an interest in the Mporokoso gold project in Zambia as part of a basket of properties acquired along with the Kalukundi project. Geological work is currently underway to define past work and current geology in order to delineate a future possible exploration program for the property.

RESULTS OF OPERATIONS

6 months ended June 30, 2007 compared to the 6 months ended June 30, 2006

The Company continued to fund operating costs in the Kalukundi property in the DRC. This increase in activity is largely responsible for the increase in the net loss for the period to $2,127,090 from $1,094,877 in the prior year. Individual items contributing to this increase are as follows:

- General and administrative costs amounted to $1,761,827 (2006 - $441,691). The increase results mainly from the consolidation of 100% of Swanmines results and the incorporation of its operating results on a line item basis for the first time this quarter. Additional items contributing to the increase include the appointment of a full time Chief Executive and accounting staff, additional consulting fees paid in connection with various financing initiatives, and from the general increase in activity during the period reflected in the increased cost of conference attendance, telephones, website expenditures and personnel costs.

- Professional fees of $279,043 (2006 – $144,312) were incurred consisting of legal fees which accounted for the bulk of the increase as a result of current legal issues being dealt with in the DRC and the overall increase in the Company's activities, the TSX listing of the Company, and accounting costs which increased as a result of the increased scope of operations.

- Stock based compensation costs amounted to $199,336 (2006 - $492,724). The Company granted 200,000 options exercisable at $4.00 per share to an officer which resulted in the current expense.

- Stock exchange, filing and transfer agent fees totaled $80,654 (2006 - $nil) due to the listing of the Company's shares on the TSX in December 2006.

- Travel costs amounted to $164,673 (2006 – $69,642). The increase results from the increased travel demands of both raising capital and transitioning the group into a development phase in the DRC.

- The net foreign exchange gain for the period amounted to $294,433 (2006 – $50,011) and results mainly from translation differences arising due to the fact that some of the Company's transactions are conducted in Canadian Dollars whereas the Company's functional currency is US Dollars.

- Interest and other income amounted to $231,499 (2006 $44,354) and is attributable to the increase in cash balances arising from the private placement in December 2006.

- The loss on equity accounted investment was $167,489 in the period (2006 - $40,873) is in respect of the period to March 31, 2007 and can be attributed to the increase in activities in the DRC following the completion of the feasibility study and the appointment of a Country Manager and other personnel in the DRC.

3 months ended June 30, 2007 compared to the 3 months ended June 30, 2006

The net loss for the quarter increased to $1,169,281 from $905,278 in the prior year. Individual items contributing to this increase are as follows:

- General and administrative costs amounted to $1,173,015 (2006 - $275,435). The increase results mainly from the consolidation of Swanmines and the incorporation of its operating results on a line item basis for the first time this quarter. Additional items contributing to the increase include the appointment of a full time Chief Executive and accounting staff, additional consulting fees paid in connection with the various financing initiatives and from the general increase in activity during the quarter reflected in the increased cost of conference attendance, telephones, website expenditures and personnel costs.

- Professional fees of $204,017 (2006 – $131,173) were incurred consisting of legal fees which accounted for the bulk of the increase as a result of current legal issues being dealt with in the DRC and the overall increase in the Company's activities, the TSX listing of the Company, and accounting costs which increased as a result of the increased scope of operations.

- Stock based compensation costs amounted to $39,384 (2006 - $492,724) reflecting the vesting of options in the period.

- Stock exchange, filing and transfer agent fees totaled $49,202 (2006 - $nil) due to the listing of the Company's shares on the TSX in December 2006.

- Travel costs amounted to $110,966 (2006 – $46,002). The increase results from the increased travel demands of both raising capital and transitioning the group into a development phase in the DRC.

- The net foreign exchange gain for the period amounted to $298,695 (2006 – $43,303) and results mainly from translation differences arising due to the fact that some of the Company's transactions are conducted in Canadian Dollars whereas the Company's functional currency is US Dollars.

- Interest and other income amounted to $108,608 (2006 - $14,481) and is attributable to the increase in cash balances arising from the private placement in December 2006.

- The loss on equity accounted investment was $ nil in the period (2006 - $17,728) which reflects the fact that the operating results of Swanmines are now consolidated and incorporated on a line by line basis rather than as equity earnings.

SUMMARY OF QUARTERLY RESULTS

	2007 Second Quarter	2007 First Quarter	2006 Fourth Quarter
Interest income	108,608	122,891	61,936
Net loss for the quarter	(1,169,281)	(957,809)	(1,088,365)
Loss per share	$0.05	$0.04	$0.05

The major factors that caused significant variation in the net loss were the recording of stock based compensation arising from the issuance of stock options, which have a much higher charge in the period of grant, the granting of bonuses related to the successful completion of financing activities, and foreign exchange differences arising from the translation of the amounts not originally recorded in US Dollars. None of these factors show discernable trends.

LIQUIDITY AND CAPITAL RESOURCES

The Company had net working capital of $6,738,244 at June 30, 2007 (December 31, 2006 - $12,711,079). The decrease in working capital is mainly attributable to the acquisition of the remaining interest in H&J at a cost of $1,250,000, and the funding of operating costs and preliminary development expenditures which were partially offset by $616,859 received on the exercise of employee stock options.

The current working capital is expected to be sufficient to fund the Company's general and administrative expenses as currently budgeted for the remainder of the financial year assuming limited preliminary development costs. As indicated above, the feasibility study for the Kalukundi project estimates capital costs totaling $166.6 million. Taking into account the lead time to build the mine and potential working capital requirements at the start of production, the Company will need to raise approximately $200 million for capital costs, working capital, and additional mining and exploration activities to enable the Company to meet its development plans. Discussions with bankers and advisers are currently underway in this regard, however, there can be no assurance that the Company will be able to raise the capital required to meet its capital costs and working capital requirements.

The ability of the Company to obtain financing for the project is dependent on economic fundamentals including commodity prices and interest rates remaining at levels that support the project economics contained in the feasibility study described previously as well as the Company being successful in its efforts to secure title to the ownership by H&J of 75% of Swanmines in light of the developments described above under the heading "Recent Developments".

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $490,020 (2006 - $98,144) in the three months and $711,352 (2006 - $178,553) in the six months ended June 30, 2007.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

The total amounts owing to Directors, former Directors, and organizations having common Directors for consulting fees and directors fees amounted to $346,505 (2006 – $33,260) at June 30, 2007.

Other related party transactions are also disclosed elsewhere in the Company's financial statements.

OUTSTANDING SHARE DATA

As at August 10, 2007 the Company had the following securities issued and outstanding:

- 25,164,821 common shares;
- 2,530,000 common share purchase options
- 2,688,980 share purchase warrants

The Company also has the obligation under a plan of arrangement with Rubicon, among others which completed on December 8, 2006, to issue shares to pre-existing Rubicon option and warrant holders, all consideration in respect of which is payable to Rubicon. A total of 199,612 shares remain to be issued to these option and warrant holders.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value. Such events or changes in circumstances involve changes in political risk, economic risk, commodity prices, exchange rates, and interest rates among others.

Stock-based compensation

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company

makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events. The assumptions with the greatest impact on fair value are those for estimated stock volatility and for the expected life of the instrument.

CONTROLS AND PROCEDURES

Disclosure controls and procedure as designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Changes in Internal Control over Financial Reporting

The Company is transitioning from an exploration company to the mine construction and operations phase of its life. Consequently, the system of internal controls over financial reporting is also changing and growing in keeping with each stage of evolution of the Company.

SUBSEQUENT EVENTS

On July 20, 2007 the Company accepted a financing proposal from the International Finance Corporation (IFC), the private sector arm of the World Bank Group, to support the development of the Company's Kalukundi project and related infrastructure. The IFC intends to subscribe for approximately 2,877,697 units of the Company at a price per unit of the lower of C$2.78, for gross proceeds of approximately C$8 million (US$7.6 million), and the weighted average market price for the five days prior to a formal subscription agreement being entered into. Each unit is to be comprised of one share and one warrant. Each warrant entitles the holder to acquire an additional share at a price of 125% of the subscription price for a period of 6 years, subject to accelerated exercise or expiry under certain circumstances. The financing is subject to approval by the Board of the IFC and is expected to close on or about September 5, 2007.

IFC's equity investment is also subject to no event having occurred which has or could reasonably be expected to have a material adverse effect on the Company, including an adverse and final judgment (meaning that at that point in time all avenues of judicial appeal will have been exhausted) in the litigation involving Alessandro Berardone and Akam Mining.

IFC has agreed to participate in the Company's planned debt financing arrangements for the project via a loan of approximately US$40 million, subject to a separate IFC appraisal and assessment of the project's debt financing risks. The debt financing arrangements will include the planned appointment of other developmental finance institutions and commercial banks.

On August 13, 2007, the Company announced that a public hearing took place on August 10, 2007 at the Supreme Court of Justice in Kinshasa to consider an action of judicial misconduct against three judges of the Tribunal de Grande Instance de Lubumbashi. A preliminary analysis by the Company's DRC legal counsel

indicates that the Supreme Court of Justice determined that the actions of the judges in certain of the matters could not be examined by the Supreme Court. The judgement left intact all the other appropriate recourses against the instruments ordering and carrying out the public sale of the shares of Swanmines, which can thus be initiated before the Lubumbashi courts. In this regard, the Company had previously initiated a number of actions in addition to the judicial misconduct application and will continue to vigorously pursue these.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. In addition to the uncertainty facing the Company outlined under the heading "RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT", typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form for the year ended December 31, 2006 and dated March 30, 2007, available electronically through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) under the Company's name, which can be accessed at www.sedar.com.

In order for the Company to be able to raise the required equity and debt capital to fund the advancement and development of the Kalukundi project, the issues regarding the ownership of the 75% interest by H&J in Swanmines will have to be resolved. There can be no assurance that this will be able to be completed or achieved in a timely manner.

FORWARD LOOKING STATEMENTS

The Company's interim financial statements for the quarter ended June 30, 2007 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Africo and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Africo's proposed transactions and

exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

AFRICO RESOURCES LTD.

By: *"Antony Harwood"*
PRESIDENT, CEO AND DIRECTOR

August 13, 2007

Form 52-109F2 - Certification of Interim Filings

I, Michael O'Brien, the Chief Financial Officer of Africo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) Africo Resources Ltd. (the "Issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: August 13, 2007.

"Michael O'Brien"
Michael O'Brien
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Dr. Antony Harwood, the President and Chief Executive Officer of Africo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) Africo Resources Ltd. (the "Issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: August 13, 2007.

"Antony Harwood"
Dr. Antony Harwood
President and Chief Executive Officer

Form 51-102F3

Material Change Report

Item 1: Name and Address of Company

Africo Resources Ltd. ("Africo")
#1108 - 1030 West Georgia Street
Vancouver, B.C. V6E 2Y3

Item 2 Date of Material Change

August 10, 2007.

Item 3 News Release

The news release was disseminated on August 13, 2007 by way of CCNMatthews.

Item 4 Summary of Material Change

Africo was advised of the outcome of the public hearing that took place on Friday August 10, 2007, at the Supreme Court of Justice in Kinshasa, at which the judgment in the action against the three judges of the Tribunal de Grande Instance de Lubumbashi for judicial misconduct was considered.

A preliminary analysis by Africo's legal counsel in the Democratic Republic of the Congo indicates that the Supreme Court of Justice determined, for various reasons, that the actions of the judges in certain of the matters could not be examined by the Supreme Court.

The judgment left intact all the other appropriate recourses against the instruments ordering and carrying out the public sale of the shares of Swanmines, which can thus be initiated before the Lubumbashi courts. In this regard, Africo had initiated a number of actions, in addition to the judicial misconduct application, and will continue to vigorously pursue these.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Further to Africo's news release dated August 2, 2007, Africo was advised of the outcome of the public hearing that took place on Friday August 10, 2007, at the Supreme Court of Justice in Kinshasa, at which the judgment in the action against the three judges of the Tribunal de Grande Instance de Lubumbashi for judicial misconduct was considered.

A preliminary analysis by Africo's legal counsel in the Democratic Republic of the Congo indicates that the Supreme Court of Justice determined that the actions of the judges in certain of the matters could not be examined by the Supreme Court as they took the form of orders and not judgments. In addition, the motions brought by Swanmines sprl ("Swanmines") and H&J

Swanepoel Famille Trust sprl ("H&J") were also not considered as these entities were not parties to any of the decisions or orders being contested.

The judgment left intact all the other appropriate recourses against the instruments ordering and carrying out the public sale of the shares of Swanmines, which can thus be initiated before the Lubumbashi courts. In this regard, Africo had initiated a number of actions, in addition to the judicial misconduct application, and will continue to vigorously pursue these. Africo will proceed forthwith to have the hearing in the original action appealing the judgment that awarded the $3 million to Mr. Berardone, which had been postponed pending the outcome in the judicial misconduct application, as well as the application by H&J for a court order declaring the sale of the Swanmines shares to Akam Mining declared null and void.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Michael O'Brien, Chief Financial Officer

Business Telephone: (604) 646-3225
Facsimile: (604) 646-3226

Item 9 Date of Report

August 16, 2007.

Form 51-102F3

Material Change Report

Item 1: Name and Address of Company

Africo Resources Ltd. ("Africo")
#1108 - 1030 West Georgia Street
Vancouver, B.C. V6E 2Y3

Item 2 Date of Material Change

September 18, 2007.

Item 3 News Release

The news release was disseminated on September 19, 2007 by way of CCNMatthews (Marketwire).

Item 4 Summary of Material Change

Africo announces that further advances have been made in its efforts to be reinstated as the rightful owner of the Kalukundi asset in the Democratic Republic of the Congo. An ordinance (ruling) was obtained from the Tribunal de Grande Instance de Kinshasa/Gombe (Kinshasa/Gombe District Court). On a preliminary translation, the ordinance states that Société H & J Swanepoel Sprl ("H&J"), Africo's wholly owned subsidiary, is still a 75% holder of the shares of Swanmines Sprl, which is the owner of the Kalukundi property.

A copy of the ordinance in the French language and the English translation thereof has been posted on Africo's website and is available for viewing at www.africoresources.com.

Africo continues the process of appealing the initial judgment in favour of Mr. Berardone and have appeals pending on the purported sale of the shares in Swanmines Sprl.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Africo announces that further advances have been made in its efforts to be reinstated as the rightful owner of the Kalukundi asset in the Democratic Republic of the Congo. An ordinance (ruling) was obtained from the Tribunal de Grande Instance de Kinshasa/Gombe (Kinshasa/Gombe District Court). On a preliminary translation, the ordinance states that Société H & J Swanepoel Sprl ("H&J"), Africo's wholly owned subsidiary, is still a 75% holder of the shares of Swanmines Sprl, which is the owner of the Kalukundi property. It also states that the shares held by H & J are not those shares which Africo would have held and which AKAM Mining Sprl claims to have purchased at a public sale. Finally, the ordinance states that the founding partners of Swanmines Sprl, namely Gecamines and H & J, are the only partners in

Swanmines and are authorized to carry on the business of Swanmines and in particular, to ensure the exploitation of the mineral rights contributed by Gecamines and authorized and approved by the Ministry of Mines. This ordinance reinforces the statements made in the letter issued by the Minster of Justice dated September 12, 2007 and addressed to the Chairman of Gecamines (see Africo's press release dated September 13, 2007).

A copy of the ordinance in the French language and the English translation thereof has been posted on Africo's website and is available for viewing at www.africoresources.com.

Africo continues the process of appealing the initial judgment in favour of Mr. Berardone and the purported sale of the shares in Swanmines Sprl. These initial judgements/orders were issued by the Tribunal de Grande Instance de Lubumbashi (Lubumbashi District Court) and are discussed in earlier news releases by Africo.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Michael O'Brien, Chief Financial Officer

Business Telephone: (604) 646-3225
Facsimile: (604) 646-3226

Item 9 Date of Report

September 27, 2007.

NEWS RELEASE **AFRICO RESOURCES LTD.**

December 14, 2006

Africo Resources Ltd. Announces Closing of Plan of Arrangement

Africo Resources Ltd., formerly CopperCo Resource Corp., announces that the Plan of Arrangement with Rubicon Minerals Corporation, among others, was completed effective December 8, 2006. By virtue of the arrangement, Africo has become a reporting issuer in Alberta, British Columbia, Ontario and Québec. Trading of Africo's common shares is expected to commence on the TSX on or about December 15, 2006, under the symbol ARL.

As a result of the Arrangement, Africo has also received from escrow net proceeds of $18,716,033 pursuant to its previously announced private placement of 5,000,000 units at a price of $4.00 per unit. Each unit consisted of one common share of Africo and one-half of one warrant, each whole warrant which will entitle the holder to acquire an additional common share at a price of $5.00 until May 23, 2008.

Africo's material property is the Kalukundi Property, a copper/cobalt property located within the Kolwezi District of Katanga Province in the south-east of the Democratic Republic of the Congo. A technical report on the Kalukundi Property dated June 2006 (the "Kalukundi Report") written by John Hearne, BEng., MBA, MAusIMM, and Dr. Julian Verbeek, BSc (Honours), PhD (Geol.), MAusIMM, both principal consultants with RSG Global, who was retained by Africo to prepare a technical report compliant with NI 43-101, has been filed with regulators concurrent with the filing of this news release and is available for viewing through the Internet at the SEDAR website at www.sedar.com under Africo's Issuer Profile.

For further information with respect to the Arrangement, please refer to the news release of Rubicon Minerals Corporation dated December 8, 2006, which is available for viewing through the Internet at the SEDAR website at www.sedar.com under the Rubicon Minerals Corporation Issuer Profile.

AFRICO RESOURCES LTD.

"*Chris Theodoropoulos*"

Chairman of the Board

For more information, contact info@africoresources.com, or contact:

Chris Theodoropoulos, Telephone: 1-866-365-4706; E-mail: chris@africoresources.com

Bill Cavalluzzo, Telephone: 1-866-365-4706; E-mail: bcavalluzzo@rogers.ca

NEWS RELEASE **AFRICO RESOURCES LTD.**

PR06-02 December 21, 2006

Africo Resources Ltd. Commences Trading on The Toronto Stock Exchange

-Drill program and Phase I development underway on high grade Kalukundi copper-cobalt deposit-

Vancouver, British Columbia – December 21, 2006 - Africo Resources Ltd. (TSX:ARL) is pleased to announce that its common shares have commenced trading, effective December 15, 2006, on The Toronto Stock Exchange under the symbol "ARL".

Africo Resources is a development stage copper-cobalt company with an operational base in the DRC and with corporate offices in Vancouver, Canada. Africo is developing the high-grade Kalukundi copper cobalt deposit near Kolwezi in the DRC.

Africo's President and CEO is Dr. Antony Harwood, formerly a vice president of Placer Dome. Tony brings over 20 years of experience in Africa to the Company and has attracted a seasoned mine building and operating team to the Company including Grant Pierce (formerly with Resolute and Barrick in Tanzania) as Country Manager. The development team will be based in the DRC.

Feasibility Study

A feasibility study was carried out on behalf of the Swanmines Joint Venture ("Swanmines") which controls the deposit. Gecamines, the state mining company, is a 25% carried shareholder of Swanmines. Africo has an option to acquire 100% of the shares of the remaining, 75% shareholder, which option is scheduled to be exercised by the end of 2006.

The independent feasibility study, dated May 15th, 2006, was prepared for Africo on behalf of Swanmines by MDM Engineering Ltd. of South Africa and included the following additional independent consultants:

- Mintek (Metallurgy)
- RSG Global Pty (Resource and Mining)
- MDM (Plant and Process)
- Knight Piesold (Geotechnical)
- Golders and Associates (Tailings)
- AMC Ltd. (Environmental)

The following summarizes the key assumptions and results of the study:

- Initial Life of Mine – 10 years
- Capital costs - $166.6 million

- Pre-stripping costs – $6.9 million
- IRR – 28.5%
- Project NPV – $162.9 million
- Profit Margin – 54.4%
- Copper revenue at $1.25 per pound - $452.7 million
- Cobalt revenue at $12 per pound - $1,018.1 million
- Cash per pound copper on a co-product basis - $0.64
- Cash cost per pound copper net of cobalt by-product credit – minus $1.17
- Total copper production - 164,296 tonnes
- Total cobalt production – 38,485 tonnes
- ***With copper revenue based on modeled copper price, cobalt price can decrease by 83% before break-even operating cost is reached.***
- Recoveries to metal (SX-EW) - 88% Copper 71% Cobalt
- Mine operating costs per tonne of ore mined - $56.02 (Mining, Plant and G&A)
- Anticipated start up – mid 2008*.

MINERAL RESERVES AND MINERAL RESOURCES

The 43-101 compliant mineral reserve at Kalukundi is as follows:

Classification	Tonnes	Copper Grade %	Copper Tonnes	Cobalt Grade %	Cobalt Tonnes
Proved	6.6 million	2.44	160,268	0.69	45,119
Probable	1.3 million	2.02	25,773	0.69	8,867
Total	**7.8 million**	**2.37**	**186,041**	**0.69**	**53,986**

The 43-101 compliant Mineral Resources at Kalukundi are as follows:

Classification	Tonnes	Copper Grade %	Copper Tonnes	Cobalt Grade %	Cobalt Tonnes

Measured to 150 m	9.65 million	2.45	236,625	0.61	59,031
Indicated to 150 m	2.46 million	2.31	56,856	0.61	15,088
Inferred to 200 m	15.02 million	2.63	395,044	0.58	87,120

The above resources and reserves are based upon 78 boreholes (9650 m). An additional 30 boreholes were drilled by Africo which were not used in the resource evaluation, for geotechnical, condemnation and exploration purposes. An additional eight mineralized fragments within the concession area have received only preliminary investigation. At least two of these are considered to warrant immediate resource-directed drilling.

The assay laboratory that conducted work for Africo is SGS Lakefield Laboratory in Johannesburg.

MINING

The project involves a conventional open pit selective mining exploitation method using a mining contractor. The Company will operate a multiple pit, multiple cut back method which will require timely pre-stripping and blending of ore to maintain continuity of feed.

Mining is currently modeled using a waste to ore stripping ratio of 4.02:1. Capital and mine operating costs estimates were developed by MDM Engineering Ltd. and RSG Global Pty., respectively. Capital costs of the process plant assume a lump sum, turnkey contract and include a contractors margin and average contingency of 7.6%. A shadow contractor mining cost model was developed by RSG Global to develop first principal costs estimates which provides a comparison against the current and future contract mining tender submissions.

SENSITIVITY

The NPV sensitivity to discount rate and metal price is illustrated below for a range of prices and discount rates which, for comparison purposes, are broadly consistent with those reported in 2006 by competitors in the DRC:

Discount Rate (%)	**Base Model (US$ millions)**	**+10% metal prices***	**+20% metal prices****
10	162.9	211.9	259.8
8	193.7	248.7	302.6
6	230.2	292.3	353.1

* $1.375 per pound copper and $13.20 per pound cobalt

** $1.50 per pound copper and $14.40 per pound cobalt

(Current Prices: $2.95 per pound copper and $23-28 per pound cobalt. Source 3 month LME (Copper) and BHP Billiton Cobalt Open Sales System and Norlisk websites (Cobalt))

The following table also provides valuations for each of the shareholders in Swanmines for the base case and also shows project valuations based on 100% equity financing for the project.

		70% Bank Financing			**100% Equity**	
Cu Price US$	Co Price US$	Africo* US$ millions	IRR %	Gecamines* US$ millions	NPV* US$ millions	IRR %
1.25	12.00	102.7	28.5	60.2	43.6	14.7
	13.20	127.4	32.2	69.5	68.2 ·	17.2
	14.40	152.3	35.7	78.9	93.5	19.6
1.40	12.00	115.5	30.4	65.0	56.2	16.0
	13.20	140.4	34.0	69.5	81.4	18.4
	14.40	164.8	37.3	78.9	106.7	20.8

* 10% discount rate

SOCIAL AND FINANCIAL BENEFITS TO THE DRC

Introduction of new technology and creation of value-added products

The study has demonstrated that metal recoveries can be achieved that are considerably higher than has been reported from past operations in the DRC. The planned introduction of SX-EW technology for both copper and cobalt at Kalukundi will be one of very few such plants planned in the copperbelt. Creation of high value metal products versus lower grade products maximizes the in-country value add for both metals to be produced.

Direct and indirect project benefits

Over the life of mine, income via royalties, income taxes, and witholding taxes is estimated at $207.8 million in 2006 money terms. In addition, the project expects to purchase $35.8 million of power for the operation. This is expected to have a significant positive impact in an immediate region that has little or no industry or employment. The project is expected to create approximately 540 direct jobs, over 80% of which will initially be Congolese, and which is expected to increase through implementation of training programs.

Swanmines anticipates during 2006-7 to be spending $1.6 million on maintenance and improvement of local roads which are currently in poor condition. Swanmines also has allowed for $0.8 million of expenditures in 2006 to provide significant improvements to the local community of Kisinkala. Swanmines will construct permanent housing, establish water supply and adequate sewage facilities, none of which currently exist. Over the life of mine, Swanmines will budget $2 million for social development

programs in local communities. These programs will be developed in conjunction with local stakeholders and will be focused on health and educational initiatives. Swanmines will also commit to $950,000 over the life of mine to training programs to develop skills within the local population.

OPPORTUNITIES

Significant opportunities exist to expand the current reserve base within 3-6 months. These can be summarized as follows:

1) Studies to convert existing Measured and Indicated Resources to reserves. Approximately 1.4 Mt of resource are currently not included in the mining plan as reserves due to the proximity of a powerline. The following is an extract from RSG Global's mining section regarding these resources:

"Some 1.4Mt at 2.29%Cu and 0.43%Co of ore within the optimised pit shell cannot be included in the design. At average recoveries of 90% for copper and 72% for cobalt, this represents 28,400t of recoverable copper and 4,280t of recoverable cobalt. This reduces the potential revenue of the project by approximately US$191.5M."

Africo will carry out a small scale study to examine the feasibility of including these resources in the mine plan.

2) Carrying out drilling on high priority surface mineralized bodies. At least two of these are known to exist on the property. These will be the subject of diamond drilling and associated programs designed to fast-track high quality oxide resources. It is anticipated that each target would require only about 2,500 metres of drilling to achieve this objective.

3) Drilling in the reported resource to convert resources to reserves. Significant resources exist beneath each proposed pit. Africo plans to carry out work designed to improve resource confidence and evaluate conversion to reserves through supplementary studies including metallurgical programs to evaluate mixed oxide-sulphide mineralization at increasing depths. Approximately 3,500 metres of drilling would likely be required to achieve these resource expansion objectives

4) Re-running the pit optimization using recently received gangue acid data (lower operating costs) which has potential to upgrade additional resources into reserves.

In summary, Kalukundi has potential to increase in size within three to six months at which time the feasibility study could be re-examined to evaluate project expansion.

This news release has been prepared under the supervision of Mike Evans, Africo's consulting geologist, who is a Qualified Person under National Instrument 43-101 ("NI 43-101"). The results summarized in this news release were generated by the independent consulting firms listed below, as reported in the NI 43-101 feasibility study technical report relating to the Kalukundi project and available on SEDAR. The individual qualified persons, as defined by NI 43-101 are:

John Hearne, RSG Global, for the Mining section including Mining Opex;

Julian Verbeek, RSG Global, for the Resources section;

Dave Dodd, MDM Engineering Ltd., for the Metallurgy, Process Design, Capex and Process Opex sections; and

Kees Dekker, RSG Global for the Financial Evaluation section.

*According to the feasibility study, the project requires total capital expenditures of US$198.9 million including working capital and pre stripping costs. Thus Africo will require additional capital to complete mine development and meet its targeted production.

AFRICO RESOURCES LTD.

Antony Harwood
President and Chief Executive Officer

For more information, contact info@africoresources.com, or contact:

Dr. Antony Harwood, Telephone: 011-27-114630081; Email: tharwood@africoresources.com

Bill Cavalluzzo, Telephone: 1-866-365-4706; E-mail: bcavalluzzo@rogers.com

---

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Tuesday, 30 January 2007

Africo Resources returns positive surface assay results from the Kalukundi project, DRC

- further drilling planned aimed at delineating additional resources -

Africo Resources Ltd. (TSX: ARL) is pleased to announce further exploration results on two fragments additional to the four fragments comprising the Kalukundi ore reserve as identified in the feasibility study completed in 2006. The deposit is situated within the Katangan Copperbelt, near Kolwezi in the Democratic Republic of the Congo (DRC).

"We are very excited about the progress that we have made at Kalukundi in recent months and we look forward to the commencement of diamond drilling in March to follow up on these results. We have adopted an aggressive plan to convert resources into reserves and to define new resources over the coming months and look forward to reporting back to shareholders in the near future," said Africo Resources' CEO Tony Harwood.

Detailed sampling of trenches and deep artisanal pits has outlined excellent cobalt values and also implies the presence of significant copper mineralization within the Kesho and Golf fragments, which will be followed up with diamond drilling. In addition, initial mapping of the Kinshasa fragment has outlined extensive surface copper mineralization which highlights the excellent potential to further expand resources at Kalukundi (Ref Fig. Kalukundi Project, Geology).

Highlights include:

- Eight trenches on the **Kesho** fragment which returned high average cobalt values over significant widths, with small residual amounts of copper due to surface leaching, including a single 40cm wide hangingwall zone with 12% copper and 0.20% cobalt.
- Comprehensive sampling of pits from the **Golf** fragment returned consistently high cobalt values of up to 7.09% (average 2.01%) with associated copper values.
- Initial mapping of the large **Kinshasa** fragment has also identified extensive copper showings and with further work this may develop into a significant drilling target.
- A drill program of 6000 metres of borehole core drilling to begin in March 2007 designed to define a 43-101 compliant resource.

Kesho Fragment (Ref Fig. Kesho Fragment, Surface trenching): The inferred mineralized zone has a strike length of ±350 metres and a true width varying from 24 metres in the east to an estimated 80 metres near the western end. The trenching focused mainly on the footwall mineralized body, as the central mineralized body is difficult to excavate and the hangingwall mineralized body is inaccessible. The formations dip shallowly to the north east at about 35°, making the geometry of this fragment potentially more amenable to open pit mining. One borehole drilled by Gécamines in 1986 returned significant cobalt values, but relatively poor copper.

Geology: As is the case with existing reserves and resources on the property, the mineralized zone at Kesho consists of the following units:

- a hangingwall mineralized body (SDB - "*Schistes De Base*");
- a central mineralized body (RSC -"*Roches Silicieuses Cellulaires*") unit; and
- a lower mineralized body (RSF – "*Roches Siliceuses Feuilletees*", D.Strat – "*Dolomites Stratifiees*", RAT Grise – "*Roches Argilo-Talcqueuse*" and RAT Breccia).

The RSC is a thick siliceous dolomite which is leached and mineralized in the near surface oxide zone. In the oxidized formations, the mineralized zone consists of all of these units in the fragments evaluated to date and at Kesho. The graded assay results from eight trenches spaced at 50m intervals are listed as follows:

Trench	Copper %	Cobalt %	Apparent width metres	True width metres
Trench 1	0.15	0.57	39.8	25.0
Trench 2	0.05	0.47	59.0	36.0
Trench 3	0.12	0.78	9.8	6.2
Trench 4	0.12	1.16	16.0	10.0
Trench 5	0.08	0.92	8.5	5.5
Trench 6	0.09	0.54	36.0	23.0
Trench 7	0.02	0.29	14.8	9.2
Trench 13	0.07	1.24	5.5	3.5

Note: a grade of 1% cobalt equates to 22.04 lbs cobalt per tonne. Current cobalt prices range from $22/lb (Norilsk) to $25.50/lb (BHP). Source: Norilsk and BHP websites, January 25, 2007.

The eight trenches returned high average cobalt concentrations over broad widths in the lower mineralized body. There are low values of copper in the trenches, largely due to near surface leaching, although significant residual amounts of copper are present, especially in the D.Strat. in the footwall and in the SBD of the hangingwall zone. A sample from a continuous copper bearing zone over a width of 0.40 metres in the SDB returned an assay of 12% Cu and 0.20% Co.

Based on Africo's previous resource drilling on other, similar, targets, it is anticipated that drilling of the Kesho fragment has good potential to yield similar results of copper and cobalt to those found in the other four fragments described in the 2006 feasibility study, and is a top priority for future drill evaluation to define additional resources.

The Golf Fragment (Ref Fig. Golf Fragment, Geology): Although the surface expression of this fragment is relatively small, with an area of about 250m^2, mapping has defined it to be an anticlinal structure at surface which has considerable potential for extensions, both laterally and at depth. Abundant artisanal pitting in the central mineralized zone (RSC and RSF units) has been sampled and has returned high cobalt values. Two types of pit sampling have demonstrated consistent distribution of mineralization:

1. Bulk samples of large pits - the results of the 31 bulk samples confirm the high cobalt concentrations in the near surface environment, up to 7.09% cobalt (average 2.01% cobalt) and the presence of copper mineralization up to 3.4% copper (average 0.24% copper).

2. Vertical channel sampling of pits - the channel sampling of 10 out of 17 pits, mainly within the central mineralized zone, returned the following cobalt values to the base of the pit:

Pit Number	Depth metres	Cobalt %
G53	2.4 – 4.4	0.22
G55	1.8 – 3.8	0.62
G56	0.4 – 3.3	1.21
G57	0.6 – 2.9	1.06
G58	2.7 – 5.8	1.82
G61	1.7 – 3.7	0.64
G62	3.4 – 4.3	2.06
G63	2.5 – 4.0	0.89
G66	1.3 – 3.8	0.70
G67B	0.7 – 4.0	0.55

A program of shallow vertical drilling is initially planned to search for the footwall and hangingwall ore bodies and to define the grade and the lateral and depth extent of this fragment.

Sampling was carried out by Africo personnel under the supervision of the QP and samples were shipped under secure chain of custody to SGS Lakefield Laboratories in Johannesburg, South Africa for analysis by pyrofusion XRF. This is the laboratory and the assay method used for all assays used in the Kalukundi resource evaluation.

Kinshasa Fragment. Mapping, trenching and sampling of a third fragment is currently in progress. It is located in the north-west corner of the concession and has a strike length of over 800 metres. In the past, artisanal workers have extracted cobalt as heterogenite and significant amounts of copper are exposed as malachite in shallow trenches excavated by Gécamines in 1986. Initial work indicates that this fragment has significant tonnage potential and it is anticipated that this will develop into another high priority exploration drilling target.

Planned drilling program

Borehole core drilling

A program of 6 000 metres of core drilling is planned and a contract was concluded with the drill contractor, Sondage Technique, in 2006. Commencement of the program is scheduled for March 2007. An additional drill machine is being sought to start drilling earlier, depending upon suitable access and favorable weather conditions.

Hydrogeological drilling

A part of the contract signed with Sondage Technique included specialized hydrogeological drilling for pit design purposes. This involves drilling of seven wide diameter holes (12" or 300mm) with perforated casing for high yield pump testing (840 metres), five monitoring holes (500 metres) and three potable water boreholes (300 metres). Specialized hydrogeological contractors from Knight Piesold are supervising this drilling program on behalf of Africo.

The drilling and pump testing will define the water volumes and associated pressures in the vicinity of the proposed open pits. This will define the pumping requirements to reduce water levels and hence water pressure on the open pit slopes and enable the final pit slope angles to be evaluated and defined. Currently, without this information, shallower open pit slope angles have been defined in the feasibility study for safety purposes. Should results from the drilling lead to a re-evaluation of pit slopes by allowing steeper pit walls, this would have a positive impact by reducing the strip ratio and hence costs. The five monitoring holes form part of this evaluation program.

Drilling commenced in 2006 and to date four holes have been completed (441 metres) and this program has now recommenced after the Christmas break. The drilling of the next 11 holes and related pump testing will take about six weeks to complete.

This news release has been prepared under the supervision of Michael J. Evans, Africo's Consulting Geologist, who is a Qualified Person under National Instrument 43-101 (NI 43-101).

Africo Resources Limited is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located on the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.


KINSHASA
KII
KALUKUNDI
GOLF
NW PRINCIPAL
KESHO
WEST
ANTICLINE
Proposed Plant Site
PRINCIPAL
SE
Major Powerlines
SW
MASHITU
To Likasi
To Kolwezi
LEGEND
Soil
Saprolite
SDB Upper Body
RSC Central Body
RSF
D.Strat
RAT Grise
RAT Breccia
Lower Body
Mineralized Zone
RAT Lilas
Road
River
Major Powerlines
Kalukundi Concession Area
KALUKUNDI PROJECT
GEOLOGY
0
1000
metres



Tr12
Tr11
Tr10
Tr9
Tr8
0.29%/14.8m
1.24%/5.5m
0.69%/16m
0.45%/18m
0.92%/8.5m
1.16%/16m
0.78%/9.8m
0.62%/19m
0.54%/20m
0.51%/6m
0.57%/39.8m
Tr7
Tr6
Tr5
Tr4
Tr3
Tr2
Tr1
Artisinal Excavation
12.0%Cu
0.2%Co
0.40m
45°
25°
LEGEND
Soil
Saprolite
SDB Upper Body
RSC Central Body
RSF
D.Strat
RAT Grise
RAT Breccia
RAT Lilas
Lower Body
Mineralized Zone
Fault zone
Copper mineralization at surface
Artisinal excavation
Cobalt values in trenches
0.62%/19m
KALUKUNDI PROJECT
KESHO FRAGMENT
SURFACE TRENCHING
0
50
100
metres



LEGEND
Soil
Saprolite
SDB Upper Body
RSC Central Body
RSF
D.Strat
RAT Grise
RAT Breccia
RAT Lilas
Lower Body
Mineralized Zone
Artisinal excavations outline
Pits Sampled
G1-31Bulk samples
G50-69 Vertical channel sampling
Cobalt %
Copper %
Artisinal excavations outline
N
KALUKUNDI PROJECT
GOLF FRAGMENT
GEOLOGY
0
50m
metres

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.africoresources.com, or contact: Dr Tony Harwood, President and CEO, on tel: 27(11)463 0081 or Bill Cavalluzzo (Investor Relations) on tel: 1(416)265-8049.

Vancouver, British Columbia – February 23, 2007 - Africo Resources Ltd. (TSX:ARL) (the "Company") reported today that it has been advised that one of its former employees in the Democratic Republic of Congo (the "DRC"), Mr. Alessandro Berardone, with whom the Company is in a labour dispute regarding the termination of his employment, has ex parte and without proper notice to the Company, obtained a default judgement against the Company for the payment of damages in the amount of US$3,000,400.

Dr. Tony Harwood, President and CEO stated: "Based on legal advice received from senior counsel in the DRC, the Company believes that the judgement obtained is frivolous, illegal and unenforceable and should be set aside." Accordingly, the Company has initiated the appropriate legal steps to have the default judgement obtained by Mr. Berardone set aside.

AFRICO RESOURCES LTD.

"Antony Harwood"

Antony Harwood
President and Chief Executive Officer

For more information, contact info@africoresources.com, or contact:

Dr. Antony Harwood, Telephone: 011-27-114630081; Email: tharwood@africoresources.com

Chris Theodoropoulos, Telephone: 604-605-4298; E-mail: chris@africoresources.com

---

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

AFRICO RESOURCES LTD

News Release


Our People, Our Principles,
Our Platform for Success

For immediate release

Wednesday, 28th February 2007

Africo appoints mine construction team at Kalukundi

Africo Resources Ltd (TSX:ARL) is pleased to announce the following appointments to support the development of its Kalukundi project. This deposit is situated on the Katanga copperbelt in the Democratic Republic of the Congo (DRC).

"The appointment of the team is a major step in strengthening Africo's technical base and places the company in a strong position to progress the development of the Kalukundi mine in 2007," said Africo CEO Tony Harwood.

Darren Taylor has been appointed as Construction Manager for Kalukundi. Darren has 15 years experience in the management of multi-discipline teams and sub-contractors in the mineral processing, power, oil and gas industries. Previously with Lycopodium, he has sound international experience, having worked in Ghana, Tanzania, Thailand and Australia.

Africo is also pleased to announce the appointment of Josephine Sum as Processing Manager for the Kalukundi Project. Josephine graduated from The University of Queensland with a Bachelor of Engineering (Mineral Processing) with Honours and has previously worked for Newmont, Barrick Gold Corporation in Tanzania and most recently, as Senior Process Engineer with Ausenco on the 12 million tonnes per annum Phu Kham Copper / Gold Project located in Laos.

In addition, Marek Krawczyk joins the team as Mining Manager along with David Evans (Finance), Jacqui Raynes (Environment), Dr Evelyne Assenga (OH&S) and John Reeve (Supply and Logistics), all of whom have previous experience working in Africa.

The appointment of the above team will reinforce the expertise and experience already on board, and reflects the importance Africo Resources places on people.

ENDS

Africo Resources Limited is a Canadian mineral company, committed to exploring, acquiring and developing base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located on the Katanga copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company offices located in Vancouver. The company listed on the Toronto Stock Exchange in December 2006.

For further information, please visit our website at www.africoresources.com, or contact:

Dr Tony Harwood, President and CEO, on tel: 27(11)463 0081

Bill Cavalluzzo (Investor Relations) on tel: 1(416)265-8049.

AFRICO RESOURCES LTD.
Suite 1540 - 800 West Pender St.
Vancouver, B C. V6C 2V6

NOT FOR DISTRIBUTION IN THE UNITED STATES OR FOR DISSEMINATION TO U.S. NEWS WIRE SERVICES.
April 13, 2007

Africo Announces C$100 million Financing

Africo Resources Ltd. (TSX: ARL) is pleased to announce that it has entered into a financing agreement (the "Agreement") with an underwriting syndicate led by Paradigm Capital Inc. and including GMP Securities LP (together, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase 27,030,000 common shares (the "Common Shares") of Africo at a price of C$3.70 per Common Share for total gross proceeds of C$100,011,000 (the "Offering"). Africo has granted the Underwriters an over-allotment option which will allow the Underwriters to purchase an additional number of Common Shares equal to up to 15% of the Offering at a price equal to the issue price, for a period of 30 days following closing.

The Common Shares will be offered in the provinces of Canada, other than Quebec, by way of a short-form prospectus and in such other jurisdictions outside of Canada as the Underwriters and Africo may agree upon. The Offering is expected to close on or about May 8, 2007 and is subject to certain conditions, including but not limited to the receipt of all necessary approvals including the approval of the TSX and the securities regulatory authorities.

The net proceeds from the Offering will be primarily used to fund the equity requirements for the development of Africo's Kalukundi project and for general corporate purposes including working capital.

This News Release does not constitute an offer to sell or the solicitation of an offer to buy any common shares within the United States. The common shares have not been offered and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, the common shares may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or exempt therefrom.

Africo is an exploration company, which is focusing on the further exploration and development of the Kalukundi Property which is located in the Democratic Republic of the Congo (the "DRC"). Africo's common shares are listed on the TSX under the symbol "ARL". Africo's principal activities include mineral exploration, development and mining, with a focus on the copper and cobalt sectors in the DRC.

FOR FURTHER INFORMATION PLEASE CONTACT:

Africo Resources Ltd.
Dr. Tony Harwood, President and CEO or
Chris Theodoropoulos, Chairman
(604) 646-3225

Africo Resources Ltd.
Bill Cavalluzzo
Investor Relations
1-866-365-4706 or 416 265 8049; E-mail: bcavalluzzo@rogers.com

AFRICO RESOURCES LTD.

Suite 1540 - 800 West Pender St.
Vancouver, B C. V6C 2V6

NOT FOR DISTRIBUTION IN THE UNITED STATES OR FOR DISSEMINATION TO U.S. NEWS WIRE SERVICES.
Website: www.africoresources.com

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

AFRICO RESOURCES LTD.
Suite 1540 - 800 West Pender St.
Vancouver, B C. V6C 2V6

NOT FOR DISTRIBUTION IN THE UNITED STATES OR FOR DISSEMINATION TO U.S. NEWS WIRE SERVICES.

April 13, 2007

Africo Increases Financing

Africo Resources Ltd. (TSX: ARL) is pleased to announce that further to its news release earlier today and dated April 13, 2007, the financing has been increased to 35,150,000 common shares ("Common Shares") at C$3.70 per Common Share, for gross proceeds of C$130,055,000 (the "Offering"). Africo has granted the Underwriters an over-allotment option which will allow the Underwriters to purchase an additional number of Common Shares equal to up to 15% of the Offering at a price equal to the issue price, for a period of 30 days following closing.

The Common Shares will be offered in the provinces of Canada, other than Quebec, by way of a short-form prospectus. The offering is expected to close on or about May 8, 2007 and is subject to certain conditions, including, but not limited to the receipt of all necessary approvals including the approval of the TSX and the securities regulatory authorities.

The net proceeds from the Offering will be primarily used to fund the equity requirements for the development of Africo's Kalukundi project and for general corporate purposes including working capital.

This News Release does not constitute an offer to sell or the solicitation of an offer to buy any common shares within the United States. The common shares have not been offered and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, the common shares may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or exempt therefrom.

Africo is an exploration company, which is focusing on the further exploration and development of the Kalukundi Property which is located in the Democratic Republic of the Congo (the "DRC"). Africo's common shares are listed on TSX under the symbol "ARL". Africo's principal activities include mineral exploration, development and mining, with a focus on the copper and cobalt sectors in the DRC.

FOR FURTHER INFORMATION PLEASE CONTACT:

Africo Resources Ltd.
Dr. Tony Harwood, President and CEO or
Chris Theodoropoulos, Chairman
(604) 646-3225
or

Africo Resources Ltd.
Bill Cavalluzzo
Investor Relations
1-866-365-4706 or 416 265 8049; E-mail: bcavalluzzo@rogers.com
Website: www.africoresources.com

AFRICO RESOURCES LTD.

Suite 1540 - 800 West Pender St.
Vancouver, B C. V6C 2V6

NOT FOR DISTRIBUTION IN THE UNITED STATES OR FOR DISSEMINATION TO U.S. NEWS WIRE SERVICES.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

AFRICO
RESOURCES LTD

Suite 1540 - 800 West Pender St.
Vancouver, B C. V6C 2V6
Telephone: (604) 646-3225
Facsimile: (604) 646-3226

April 18, 2007

Africo Increases Interest in Kalukundi Property

Africo Resources Ltd. (TSX: ARL) is pleased to announce that it has now acquired the shares of The Enterprise H&J Swanepoel Famille Trust sprl (also known as H&J Swanepoel Family Trust sprl) ("H&J") that it did not previously own, through its wholly owned subsidiaries Africo Resources (BC) Ltd. (which holds 48% of the shares of H&J) and Kisankala Mining Corp. (which holds 52% of the shares of H&J). H&J is the holder of 75% of the shares of Swanmines sprl, which is the holder of the exploitation permit for the Kalukundi Property. As a result of this transaction, Africo Resources holds a 75% interest in the Kalukundi Property.

Africo Resources is an exploration company, which is focusing on the further exploration, development and mining of the high grade copper cobalt Kalukundi Project which is located in the Democratic Republic of the Congo ("DRC").

FOR FURTHER INFORMATION PLEASE CONTACT:

Africo Resources Ltd.
Dr. Tony Harwood, President and CEO or

Chris Theodoropoulos, Chairman
(604) 646-3225
or

Bill Cavalluzzo
Investor Relations
1-866-365-4706; E-mail:
bcavalluzzo@rogers.com
Website: www.africoresources.com

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

COPPERCO RESOURCE CORP.

(name to be changed and to be known as AFRICO RESOURCES LTD. on listing)

Suite 1540 - 800 West Pender Street
Vancouver, BC V6C 2V6
Telephone: (604) 623-3333
Facsimile: (604) 623-3355

DATED: November 23, 2006

Listing Application

Table of Contents

*To the degree possible, all capitalized terms used in this Listing Application and not defined herein have the meaning ascribed to them in the Management Information Circular of Rubicon Minerals Corporation ("**Rubicon**") dated July 7, 2006 (the "**Rubicon Circular**"), a copy of which is included with this Listing Application.*

LISTING APPLICATION

1.0 General Information

1.1 Legal name of Applicant

CopperCo Resource Corp. (referred to herein as the "**Applicant**" and/or "**CopperCo**"). Upon completion of the Arrangement (as defined in the Rubicon Circular), the Applicant will change its name to "**Africo Resources Ltd.**". See "The Arrangement – Details of the Arrangement" (pages 40 to 44) in the Rubicon Circular and "Corporate Structure" in Schedule "K" (page K-1) to the Rubicon Circular.

1.2 Head office and principal office address

Suite 1540 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 623-3333
Facsimile: (604) 623-3355

1.3 Class(es) of securities to be listed

Common shares (the "**CopperCo Common Shares**").

1.4 CUSIP number(s)

008291106 (ISIN: CA 0082911060).

1.5 North American Industrial Classification System (NAICS) Code

NAICS Code 21 – Mining.

1.6 Current markets for all securities of Applicant

None of the Applicant's securities are listed on any market and the Applicant has not applied for listing of its securities on any market other than the TSX.

1.7 Jurisdictions in which the Applicant is a reporting issuer

Upon completion of the proposed plan of arrangement (the "**Arrangement**") as described in detail in the Rubicon Circular, the Applicant will be a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

1.8 History

See Schedule "K" to the Rubicon Circular (pages K-1 to K-4) - "Company Profile and Purpose of the Arrangement" and "Description and General Development of the Business of CopperCo".

1.9 Legal counsel to the Applicant

Getz Prince Wells LLP
Suite 1810 - 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3
Telephone: (604) 685-6367
Facsimile: (604) 685-9798

1.10 Auditors of the Applicant

The Applicant's current auditor is:

De Visser Gray
Chartered Accountants
Suite 401, 905 West Pender Street
Vancouver, British Columbia V6C 1L6
Telephone: (604) 687-5447
Facsimile: (604) 687-6737

Following completion of the Arrangement, it is the intention of the Applicant to appoint as its auditor:

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 700 - 250 Howe Street
Vancouver, British Columbia V6C 3S7
Telephone: (604) 806-7000
Facsimile: (604) 806-7806

2.0 Information about business

2.1 Description of business

Please see "Description and General Development of the Business of CopperCo" in Schedule "K" (pages K-2 to K-4) to the Rubicon Circular.

See "Funds Available" and "Selected Financial Information" in Schedule "K" (pages K-57 to K-58) to the Rubicon Circular.

See "Risk Factors" in Schedule "K" (pages K-72 to K-78) to the Rubicon Circular.

2.2 Date of first public distribution

As at the date of this Listing Application, the Applicant has not made any public distributions. As part of the Arrangement, the Africo Subscription Receipts (as described in section 8.1 (The CopperCo/Africo Financing) of this Listing Application) will be converted into CopperCo Common Shares and Warrants of CopperCo.

2.3 Fiscal year-end

The Applicant's fiscal year-end is December 31st.

2.4 Date of most recent annual meeting

As the Applicant was incorporated on July 4, 2006, it has not yet held an annual meeting. Africo Resources Ltd. ("**Africo**") held its last annual meeting on June 30, 2006.

2.5 Date and type of most recent financial report to security holders

As the Applicant was incorporated on July 4, 2006, it has not yet prepared any financial report. Selected financial information based on and derived from the audited consolidated financial statements and notes thereto of Africo for the fiscal year ended December 31, 2005, and for the period from incorporation on January 7, 2004 to December 31, 2004, as well as unaudited consolidated financial statements for the quarter ended March 31, 2006, are included in Schedule "K" (page K-58) to the Rubicon Circular. See "Schedule "A" – Financial Statements in the Rubicon Circular.

2.6 Dividends and other distributions

The Applicant has not paid any dividends since its incorporation.

2.7 Current policy on paying dividends or distributions

The Applicant currently pays no dividends or distributions nor does it anticipate doing so in the near future. The directors of the Applicant will determine if and when dividends should be declared and paid in the future, based on the Applicant's financial position at the relevant time.

2.8 Officers and directors

Name, Position and Municipality Province & Country of Residence(1)	Principal Occupation for the Past Five Years(1)	Date Appointed as a Director	No. of securities of the Applicant beneficially held or controlled on completion of the Arrangement/fully diluted(1)(2)
DAVID W. ADAMSON *Director* White Rock, British Columbia Canada	Exploration Geologist; President, Chief Executive Officer and a director of Rubicon Minerals Corporation, a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.	July 4, 2006	99,416 CopperCo Common Shares(4) and 404,185 Options(4)
JOHN DIXON(3) *Director* Mwanza, United Republic of Tanzania	Independent Geologist with Bastillion Resources (Pty) Ltd., an independent geological and mining consulting company specialising in Africa.	July 4, 2006	0 CopperCo Common Shares(5) and 100,000 CopperCo Options(6)
ANTONY (TONY) HARWOOD *President, Chief Executive Officer & Director* Witney, Exfordshire England, United Kingdom	President and Chief Executive Officer of Africo Resources Ltd. (since June 2006); Vice President, Placer Dome Inc., a publicly listed international gold mining company (June 1998 to March 2006).	July 4, 2006	1,443 CopperCo Common Shares(7)(8) and 320,000 CopperCo Options(6)(9)
LUKAS MARTHINUS (TINUS) MAREE(3) *Director & Secretary* West Vancouver, British Columbia Canada	President, River Capital Partners Ltd., a private investment company, since January 2001.	July 4, 2006	0 CopperCo Common Shares and 240,000 CopperCo Options(6)

Name, Position and Municipality Province & Country of Residence(1)	Principal Occupation for the Past Five Years(1)	Date Appointed as a Director	No. of securities of the Applicant beneficially held or controlled on completion of the Arrangement/fully diluted(1)(2)
CHRIS THEODOROPOULOS *Director & Chairman of the Board* West Vancouver, British Columbia Canada	Associate Counsel, Getz Prince Wells LLP (law firm) since November 2003; independent legal and business consultant 1996 to November 2003.	July 4, 2006	101,529 CopperCo Common Shares(6)(10) and 320,000 CopperCo Options(6)
PETER TOMSETT(3) *Director* West Vancouver, British Columbia Canada	Consultant (January 2006 to present); an officer in various capacities of Placer Dome Inc. (June 1986 to January 2006) including President and Chief Executive Officer from September 2004 to January 2006, Executive Vice President, Asia Pacific & Africa from March 2004 to September 2004 and Executive Vice President, Asia Pacific from January 2001 to March 2004; director of Placer Dome Inc. (September 2004 to January 2006).	July 4, 2006	0 CopperCo Common Shares(6) and 200,000 CopperCo Options(6)

Notes:

(1) The information as to residency, present principal occupation or employment and the number of securities to be beneficially owned or controlled upon completion of the Arrangement, is not within the knowledge of the management of the Applicant and has been furnished by the respective directors and officers. As of the date of this Listing Application, no securities of the Applicant have been issued or are outstanding.

(2) See Schedule "K" to the Rubicon Circular: "Information Concerning CopperCo After the Arrangement – Description of Securities – Fully Diluted Share Capital" (pages K-59 to K-61) and "Information Concerning CopperCo After the Arrangement – Options to Purchase Securities" (pages K-60 to K-61).

(3) This director is classified as an independent director.

(4) The number of CopperCo Common Shares and CopperCo Options to be held by Mr. Adamson upon completion of the Arrangement is based on Mr. Adamson's current holdings of 1,078,266 Rubicon Common Shares, 425,000 Rubicon Options (to each of which has been applied an assumed Rubicon-CopperCo Exchange Ratio of 0.0922 (see "The Arrangement – Details of the Arrangement" (pages 40 to 44) in the Rubicon Circular and section 8.3 (The assumed Rubicon-CopperCo Exchange Ratio) in this Listing Application); and 300,000 CopperCo Options.

(5) Resource Marketing Services Limited ("RMS") is the registered holder of 1,457,064 common shares of Africo. The beneficial owner of RMS is Dunlevy Limited, a private company that holds these common shares of Africo for the benefit of Mr. Dixon's spouse and daughter.

(6) Represents exchange pursuant to the Arrangement of common shares of Africo and/or Africo Options (see "The Arrangement – Details of the Arrangement" (pages 40 to 44) in the Rubicon Circular).

(7) Dr. Harwood indirectly owns 15,650 Rubicon Common Shares through Harwood International, which were issued as part of an option/joint venture agreement on the Incognita project, Baffin Island between Rubicon and the Meunier Syndicate, of which Harwood International was a member. The number of CopperCo Common Shares to be held indirectly by Dr. Harwood upon completion of the Arrangement is based on the assumed Rubicon-CopperCo Exchange Ratio of 0.0922 (see "The Arrangement – Details of the Arrangement" (pages 40 to 44) in the Rubicon Circular and section 8.3 (The assumed Rubicon-CopperCo Exchange Ratio) in this Listing Application).

(8) Pursuant to the Arrangement, 65,460 CopperCo Common Shares and Warrants to purchase 32,730 CopperCo Common Shares are reserved for issuance to Dr. Harwood on conversion of debt of Africo. See section 8.4 (The Harwood and 143 Investments Debts) of this Listing Application.

(9) Options to purchase a further 750,000 CopperCo Common Shares may be granted to Dr. Harwood (see Schedule "K" to the Rubicon Circular: "Information Concerning CopperCo After the Arrangement – Executive Compensation – Termination of Employment, Changes in Responsibility and Employment Contracts" (pages K-67 to K-68) and "Information Concerning CopperCo After the Arrangement – Options to Purchase Securities" (pages K-60 to K-61).

(10) Pursuant to the Arrangement, 12,500 CopperCo Common Shares and Warrants to purchase 6,250 CopperCo Common Shares are reserved for issuance to 143 Investments Ltd., a private company controlled by Mr. Theodoropoulos, on conversion of debt of Africo. See section 8.4 (The Harwood and 143 Investments Debts) of this Listing Application.

2.8.1 Professional qualifications, designations and memberships in business-related associations

Name of director	Designation
DAVID W. ADAMSON	PhD, University of Aston, United Kingdom (1988)
JOHN DIXON	PhD, University Kwazulu-Natal, South Africa (2004)
ANTONY (TONY) HARWOOD	PhD, Cardiff University, United Kingdom (1984)
LUKAS MARTHINUS (TINUS) MAREE	Attorney of the High Court of South Africa (since 1988)

Name of director	Designation
CHRIS THEODOROPOULOS	Lawyer, Law Societies of British Columbia (since 1983) and Ontario (since 1989)

2.8.2 Positions with other Issuers

The following table sets out the names of other public companies that each of the directors of the Applicant is, or has been, an officer, director or beneficial owner of securities with more than a 10% voting position during the past five years.

Name of director	Other issuer	Position(s)	Duration
DAVID W. ADAMSON	Rubicon Minerals Corporation	Director, President & CEO	March 1996 to present
	Constantine Metal Resources Ltd.	Director	May 2006 to present
ANTONY (TONY) HARWOOD	Placer Dome Inc.	Vice President	October 2000 to March 2006
LUKAS MARTHINUS (TINUS) MAREE	Energem Resources Inc.	Director	July 2005 to May 2006
CHRIS THEODOROPOULOS	Canarc Resource Corp.	Director	May 1993 to present
	Novra Technologies Inc.	Director	July 1998 to present
	Century Gold Corp. (now known as Novra Technologies Inc.)	Chairman	July 1998 to June 2002
	GoldQuest Mining Corp.	Director & Chairman	December 2005 to present
	Peer 1 Network Enterprises, Inc.	Director	December 2005 to present
PETER TOMSETT	Placer Dome Inc.	Director, President & CEO Executive Vice President	September 2004 to January 2006 January 2001 to September 2004

2.9 Committees of the Board of Directors

Dr. Harwood (non-independent) and Messrs. Dixon and Tomsett (both independent) are members of the Applicant's Audit Committee, Compensation Committee and Corporate Governance Committee. Mr. Tomsett is the Chair of all three committees of the Board.

The Board of Directors of the Applicant has adopted a Charter for the Audit Committee of the Board, whose primary function is to assist the Board in its oversight responsibilities relating to the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements, and to recommend, for approval of the Board, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Applicant's Audit Committee are as follows:

- To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Applicant and related matters.
- To oversee the work of the external auditors.
- To provide better communication between directors and external auditors.
- To enhance the external auditor's independence.
- To increase the credibility and objectivity of the Applicant's financial reports.
- To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

2.10 Investor Relations

The Applicant currently has no arrangements in place to provide investor relations services.

3.0 Information about securities

3.1 Securities Issued

3.1.1 Securities to be listed

As at the date of this application, the Applicant has no securities outstanding. The table below shows the number of CopperCo Common Shares anticipated to be issued and outstanding upon completion of the Arrangement (see "The Arrangement" (pages 35 to 53) in the Rubicon Circular).

		A	B	A + B
Class of security	**Total number authorized**	**Total number issued**	**Total authorized to be issued for a specific purpose. (The number of securities should correspond with the number of securities in 3.6.1)**	**Total to be listed**
CopperCo Common Shares	Unlimited	23,916,189(1)(2)	8,949,599	32,865,788

Notes:

(1) Subject to adjustment to account for exercise of Rubicon Options, Rubicon Warrants and Agent's Options between November 20, 2006 and the Share Distribution Report Date (as defined in the Rubicon Circular).

(2) This number is less than the aggregate of the total Africo securities sold for cash (section 3.3) and the total Africo securities issued for consideration other than cash (section 3.4) as it does not include 642,950 CopperCo Common Shares reserved for issuance pursuant to exercise of Rubicon Options, Warrants and Agent's Options (see "The Arrangement – Details of the Arrangement" (pages 40 to 44) of the Rubicon Circular.and section 3.6.1 (Securities authorized for issuance for a specific purpose) in this Listing Application).

3.1.2 Securities not to be listed

The following table sets out details of CopperCo Common Shares (underlying convertible securities) authorized for issuance for a specific purpose and assumes completion of the Arrangement (see section 3.6.1 (Securities authorized for issuance for a specific purpose) in this Listing Application).

Class of security	Total number authorized	Total number issued	Total authorized to be issued for a specific purpose
CopperCo Stock Option Plan(1)	4,783,238	3,270,000	4,783,238
Warrants pursuant to the CopperCo/Africo Financing(2)	2,500,000	2,500,000	2,500,000
Broker Units (CopperCo Common Shares and Warrants) pursuant to the CopperCo/Africo Financing(2)	450,000	450,000	450,000
Convertible Promissory Notes pursuant to the Bridge Loan(3)	456,471	456,471	456,471
Convertible Promissory Notes pursuant to the Harwood and 143 Investments debts(4)	116,940	116,940	116,940
Rubicon Options, Warrants and	642,950	642,950	642,950

Class of security	Total number authorized	Total number issued	Total authorized to be issued for a specific purpose
Agent's Options[5]			
TOTALS	8,949,599	7,436,361	8,949,599

Notes:

(1) The CopperCo Stock Option Plan reserves 20% of the total issued and outstanding CopperCo Common Shares on the date of initial listing of the CopperCo Common Shares on a stock exchange. See "Information Concerning CopperCo After the Arrangement - Options to Purchase Securities" (pages K-60 to K-61) and "Information Concerning CopperCo After the Arrangement – Proposed stock Option Plan of CopperCo" (pages K-69 to K-72) in Schedule "K" to the Rubicon Circular; and see section 3.1.1 (Securities to be listed) in this Listing Application.

(2) See section 8.1 (The CopperCo/Africo Financing) of this Listing Application.

(3) See section 8.2 (The Bridge Loan) of this Listing Application.

(4) See section 8.4 (The Harwood and 143 Investments debts) of this Listing Application.

(5) See "The Arrangement – Details of the Arrangement" (pages 40 to 44) of the Rubicon Circular

3.1.3 Securities acquired

The Applicant has not acquired any of its own securities.

3.2 Securities provisions

As at the date of this Listing Application, the Applicant only has one class of authorized shares, namely the CopperCo Common Shares and the Applicant's authorized capital has not been changed since its incorporation. On completion of the Arrangement, the Applicant will also have options and warrants outstanding entitling the holders thereof to acquire CopperCo Common Shares (see "Information Concerning CopperCo After the Arrangement - Description of Securities" and "Information Concerning CopperCo After the Arrangement - Options to Purchase Securities" in Schedule "K" (pages K59 to K61) to the Rubicon Circular).

3.3 Securities sold for cash

At the time of this application, the Applicant has no securities outstanding.

The table below summarizes the history of Africo's common shares issued for cash.

Class of security: Africo Common Shares

Date	Method of sale	Price per security	Number of securities	Net amount received by Applicant	How proceeds were used	Name of dealer or firm which acted as agent or underwriter, if applicable
February 2, 2004	Incorporating subscriber	$0.01	1	$0.01	N/A	N/A
September 17, 2004	Private Placement	$0.50	7,547,170	$3,773,585.00	See Note (1)	N/A
April 22, 2005	Private Placement	$1.50	3,102,392	$4,653,588.00	See Note (2)	N/A
May 4, 2005	Private Placement	$1.50	355,000	$532,500.00	See Note (2)	N/A
July 21, 2005	Private Placement	$1.50	83,129	$124,693.50	See Note (2)	N/A
August 19, 2005	Private Placement	$1.50	3,001,898	$4,502,847.00	See Note (2)	N/A

Date	Method of sale	Price per security	Number of securities	Net amount received by Applicant	How proceeds were used	Name of dealer or firm which acted as agent or underwriter, if applicable
August 30, 2005	Private Placement	$1.50	235,964	$353,946.00	See Note (2)	N/A
December 9, 2005	Private Placement	$1.75	200,000	$350,000.00	See Note (2)	N/A
CopperCo/Africo Financing[3]		$4.00	5,000,000	$20,000,000.00	See Note (2)	See Note (3)
TOTAL			19,525,554	$34,291,159.51		

Notes:

(1) General working capital purposes.

(2) General working capital, acquisition of H&J (pursuant to the H&J Agreement – see "Description and General Development of the Business of CopperCo – Material Property" of Schedule "K" (page K-3) to the Rubicon Circular) and exploration of the Kalukundi Property as described in the Rubicon Circular (see "Funds Available" in Schedule "K" (pages K-57 to K-58) in the Rubicon Circular.

(3) See section 8.1 (The CopperCo/Africo Financing) in this Listing Application.

3.4 Securities issued for consideration other than cash

At the time of this application, the Applicant has not issued any securities, for cash or otherwise.

The table below summarizes the history of issuances of Africo's common shares for consideration other than cash.

Class of security: Africo Common Shares

Date	Price per security	Number of securities	Value of the Payment	Consideration Received	Recipient of Securities
September 17, 2004	$0.50 (deemed)	3,773,585	$1,886,792.50	Mineral property interests	Hasita S.A.
September 17, 2004	$0.50 (deemed)	1,260,000	$630,000.00	Mineral property interests	Resources Marketing Services Limited
TOTAL		5,033,585	$2,516,792.50		

3.5 Payments to promoters

Rubicon took the initiative in the organization of the Applicant and, accordingly, may be considered to be the promoter of the Applicant within the meaning of applicable securities legislation. Rubicon currently holds 7,747,101 common shares of Africo, which will be distributed as CopperCo Common Shares to the Rubicon Shareholders pursuant to the Arrangement, 642,950 of which will be reserved for issuance on exercise of outstanding Rubicon Options, Warrants and Agent's Options pursuant to the Arrangement. See "The Arrangement" (beginning at page 35) and "Promoters" (page 73) in the Rubicon Circular.

3.6 Future issuances of securities

3.6.1 Securities authorized for issuance for a specific purpose

Class of security	Number authorized	Purpose of authorization	Description of terms and conditions
CopperCo Common Shares	4,783,238 [1]	Issuable on exercise of CopperCo incentive stock options[1]	See Note (2) below
	2,500,000	Issuable on exercise of Warrants issuable pursuant to the CopperCo/Africo Financing[3]	See section 8.1 (The CopperCo/Africo Financing) of this Listing Application

Class of security	Number authorized	Purpose of authorization	Description of terms and conditions
	450,000	Issuable pursuant to the Broker Units (and all underlying securities thereto) pursuant to the CopperCo/Africo Financing[3]	See section 8.1 (The CopperCo/Africo Financing) of this Listing Application
	456,471	Issuable on conversion of the Bridge Loan[4]	See section 8.2 (The Bridge Loan) of this Listing Application
	116,940	Issuable on conversion of the Harwood and 143 Investments debts[5]	See section 8.3 (The Harwood and 143 Investments debts) of this Listing Application
	642,950 [6]	Issuable on exercise of Rubicon Options, Warrants and Agent's Options[6]	See Note 7 below
TOTAL	**4,166,355**		

Notes:

(1) As of the date of this Listing Application, 2,520,000 options to acquire common shares of Africo are outstanding and options to purchase a further 750,000 CopperCo Common Shares may be granted to Dr. Harwood (see Schedule "K" to the Rubicon Circular: "Information Concerning CopperCo After the Arrangement – Executive Compensation – Termination of Employment, Changes in Responsibility and Employment Contracts" (pages K-67 to K-68) and "Information Concerning CopperCo After the Arrangement – Options to Purchase Securities" (pages K-60 to K-61), for an aggregate 3,270,000 CopperCo Options outstanding. See "Information Concerning CopperCo After the Arrangement - Options to Purchase Securities" (pages K-60 to K-61) and "Information Concerning CopperCo After the Arrangement – Proposed stock Option Plan of CopperCo" (pages K-69 to K-72) in Schedule "K" to the Rubicon Circular.

(2) See page K-61 of Schedule "K" to the Rubicon Circular for a description of terms and conditions of outstanding Africo options as of July 2006. In addition, on November 7, 2006, options to purchase 200,000 common shares of Africo at an exercise price of $4.00 per common share until November 7, 2011, were granted by the Board of Directors of Africo to Peter Tomsett, a director of Africo.

(3) See section 8.1 (The CopperCo/Africo Financing) of this Listing Application.

(4) See section 8.2 (The Bridge Loan) of this Listing Application.

(5) See section 8.4 (The Harwood and 143 Investments debts) of this Listing Application.

(6) This is based on the number of Rubicon Options, Warrants and Agent's Options outstanding as at November 20, 2006. See "The Arrangement – Details of the Arrangement" (pages 40 to 44) of the Rubicon Circular.

(7) See Note 7 to the (unaudited) consolidated financial statements of Rubicon for the first quarter ended March 31, 2006, in Schedule "A" to the Rubicon Circular (subject to adjustment as a result of exercise of Rubicon Options, Warrants and Agent's Options between March 31, 2006 and November 20, 2006).

3.6.2 Description of share compensation arrangements

See "Stock Option Plan of CopperCo" (page 34) in the Rubicon Circular and "Information Concerning CopperCo After the Arrangement - Proposed CopperCo Stock Option Plan" (pages K-69 to K-72) and "Information Concerning CopperCo After the Arrangement – Options to Purchase Securities" (pages K-60 to K-61) in Schedule "K" to the Rubicon Circular.

3.6.3 Potential issuances of securities

Not applicable to the Applicant.

3.7 Distribution of securities

3.7.1 Issued capital

Class of Security: CopperCo Common Shares

ASSUMPTIONS:

Information in the table which follows is based on:

(a) completion of the CopperCo/Africo Financing (see section 8.1 of this Listing Application);

(b) all of the subscribers to the CopperCo/Africo Financing are public shareholders; and

(c) assumed completion of the Arrangement and the distribution of certain of the common shares of Africo held by Rubicon to the shareholders of Rubicon at an assumed Rubicon-CopperCo Exchange Ratio of 0.0922, being one CopperCo Common Share for every 10.8460 Rubicon Common Shares held at the distribution date (see section 8.3 (The assumed Rubicon-CopperCo Exchange Ratio) in this Listing Application).

	Number of securities	Percentage of Issued Capital
Freely tradable: Held by public security holders	23,713,801	99.2%
Held by officers or directors of the Applicant, or by persons or companies who beneficially own or control, directly or indirectly, more than a 10% voting position in the Applicant	202,388	0.8%
Total freely tradable (A)	23,916,189	100.0%
Not freely tradable (e.g., escrowed or pooled securities)[(1)]: Held by public security holders	0	0%
Held by officers or directors of the Applicant, or by persons or companies who beneficially own or control, directly or indirectly, more than a 10% voting position in the Applicant	0	0%
Total not freely tradable (B)	0	0%
Total issued capital (A+B)	**23,916,189**	**100.0%**

3.7.2 Registered securityholders

Class of security: CopperCo Common Shares

Information in the table which follows is based on:

A. Africo's Central Securities Register (not including Rubicon's shareholdings) as at November 21, 2006;

B. Rubicon Common Shares held per the Registered List of Rubicon Shareholders dated May 20, 2006 (a copy of which is included with this Listing Application) to which has been applied an assumed Rubicon-CopperCo Exchange Ratio of 0.0922 (see section 8.3 (The assumed Rubicon-CopperCo Exchange Ratio) in this Listing Application) or one CopperCo Common Shares for each 10.8460 Rubicon Common Shares held; and

C. the list of purchasers of Subscription Receipts of Africo (ultimately CopperCo Common Shares) pursuant to the CopperCo/Africo Financing (see section 8.1 of this Listing Application).

	A	B	C	
Size of holding	**Number of Africo shareholders**	**Number of Rubicon shareholders**	**Number of CopperCo shareholders pursuant to the CopperCo/Africo Financing**	**Total number of securities**
1 - 99 securities	0	10	0	664
100 - 499 securities	0	13	0	3,651
500 - 999 securities	0	13	0	9,515
1,000 - 1,999 securities	0	46	0	67,129
2,000 - 2,999 securities	0	8	2	24,316
3,000 - 3,999 securities	0	8	3	38,877
4,000 - 4,999 securities	0	8	0	36,880
5,000 or more securities - Africo	17	--	--	11,812,038
5,000 or more securities - Rubicon	--	21	--	6,769,866
5,000 of more securities – CopperCo	--	--	41	4,985,000
Total	**17**	**127**	**46**	**23,747,936[(1)]**

Notes:

(1) This total does not match the total number of CopperCo Common Shares issued in Column A in section 3.1.1 (Securities to be listed) in this Listing Application as a result of increase in the number of issued Rubicon Common Shares due to exercise of Rubicon Options and Warrants since production of the Registered List on May 20, 2006.

3.7.3 Non-registered securityholders

Class of security: CopperCo Common Shares

As of the date of this Listing Application, neither the Applicant, nor Africo, has any non-registered securityholders. Information in the table which follows is based on Rubicon Common Shares held per the list of Non-Objecting Beneficial Owners (the "**NOBOs**") of Rubicon Shareholders dated May 19, 2006 (a copy of which is included with this Listing Application) to which has been applied an assumed Rubicon-CopperCo Exchange Ratio of 0.0922 (see section 8.3 (The assumed Rubicon-CopperCo Exchange Ratio) in this Listing Application) or one CopperCo Common Share for each 10.8460 Rubicon Common Shares held.

Size of Board Lot: 100 CopperCo Common Shares	**Number of separate, beneficial public board lot holders**
Per attached Rubicon NOBO List	2,495

3.8 Largest registered securityholders

Class of security: Africo Common Shares

The following table lists the 10 largest registered shareholders of Africo as at the date of this Listing Application.

Name and address of securityholder	Beneficial owner(s) *(if not known, state here)*	Number of securities held in escrow	Total number of securities held	Percentage of issued Africo common shares	Percentage of issued CopperCo Common Shares(1)
Hasita S.A. P.O. Box 393 St. Peter Port, Guernsey, GY1 3FN	Hasita S.A. is beneficially owned by family members of John Swanepoel, who was a director of Africo from February 14, 2005 to January 8, 2006	N/A	1,797,654	9.2%	7.5%
Haywood Securities Inc. ITF John Tognetti 2000 – 400 Burrard Street Vancouver, BC V6C 3A6	John Tognetti 1950 Hosmer Avenue Vancouver, BC V6J 2S8	N/A	1,801,528	9.2%	7.5%
Haywood Securities Inc. ITF Anna Clark 2000 – 400 Burrard Street Vancouver, BC V6C 3A6	Anna Clark 11129 – 85A Avenue Delta, BC V4C 7C7	N/A	1,519,817	7.8%	6.4%
Resource Marketing Services Limited Onyx House, 16 Peel Road Douglas, Isle of Man, British Isles	Dunlevy Limited(2) Onyx House, 16 Peel Road Douglas, Isle of Man, British Isles	N/A	1,457,064	7.4%	6.1%
Haywood Securities Inc. ITF Noelle Tognetti ITF Nicolle, Danielle and Gabriella Tognetti 2000 – 400 Burrard Street Vancouver, BC V6C 3A6	Noelle Tognetti In Trust For Nicolle, Danielle and Gabriella Tognetti 1950 Hosmer Avenue Vancouver, BC V6J 2S8	N/A	1,342,723	6.9%	5.6%
Azura Securities Ltd. 4th Floor, 2 Cromwell Place South Kensington London SW7 2J3	Colin Bird 4th Floor, 2 Cromwell Place South Kensington London SW7 2J3	N/A	1,000,000	5.1%	4.2%
Royal Trust Corporation of Canada ITF Account 110-455-152 South Tower, Royal Bank Plaza 200 Bay Street, SL Level Toronto, ON M5J 2J5	Sprott Asset Management Inc. Royal Bank Plaza, South Tower 200 Bay St., Suite 2700, PO Box 27 Toronto, ON M5J 2J1	N/A	809,000	4.1%	3.4%

Name and address of securityholder	Beneficial owner(s) *(if not known, state here)*	Number of securities held in escrow	Total number of securities held	Percentage of issued Africo common shares	Percentage of issued CopperCo Common Shares(1)
6048382 Canada Inc. 337 Evans Avenue Etobicoke, ON M8Z 1K2	Sam Lawrence and Carlos Pavao c/o 337 Evans Avenue Etobicoke, ON M8Z 1K2	N/A	614,401	3.1%	2.6%
Nesbitt Burns ITF A/C 402-20308-21 1 First Canadian Place 36th Floor Toronto, On M5X 1H3	Interward Capital Corporation 161 Bay Street Suite 2510, Box 514 TD Canada Trust Tower BCE Place Toronto, ON M5J 2S1	N/A	328,405	1.7%	1.4%
Haywood Securities Inc. ITF Aton Ventures Fund Limited 2000 – 400 Burrard Street Vancouver, BC V6C 3A6	Aton Ventures Fund Limited 3076 Sir Francis Drake's Highway Roadtown, Tortola	N/A	321,805	1.6%	1.3%

Notes:

(1) Includes issuance of CopperCo Common Shares pursuant to the CopperCo/Africo Financing described in section 8.1 of this Listing Application and assumes completion of the Arrangement (see "The Arrangement" (pages 35 to 53) in the Rubicon Circular). See section 3.1.1 of this Listing Application.

(2) John Dixon is a director of the Applicant and Africo. Dunlevy Limited is a private company that holds 1,457,064 common shares of Africo for the benefit of Mr. Dixon's spouse and daughter. See section 2.8 (Officers and Directors) in this Listing Application.

3.9 Significant Beneficial Securityholders

As of the date of this Listing Application, the Applicant has no securityholders and no persons, to the knowledge of management of the Applicant, own or control, directly or indirectly, securities carrying more than 10% of the votes attaching to all outstanding voting securities of Africo or would acquire a voting position of greater than 10% as a result of exercising or converting options or warrants.

3.10 Securities not freely tradable

As of the date of this Listing Application, the Applicant has no securities outstanding. On completion of the Arrangement, no outstanding securities of the Applicant will be held in escrow, subject to a hold period, or held under a voting trust agreement, syndicate agreement or similar agreement, or otherwise non-transferable.

3.11 Securityholders With A 10% Interest In Pooled Or Escrowed Securities

As of the date of this Listing Application, the Applicant does not, and on completion of the Arrangement the Applicant will not, have pooled or escrowed securities.

4.0 Holdings and Activities

4.1 Subsidiaries

As of the date of this Listing Application, the Applicant does not have any subsidiaries. Upon completion of the Arrangement, Africo will be a wholly-owned subsidiary of the Applicant and will change its name to "Africo Resources (BC) Ltd.". See "The Arrangement" (pages 35 to 37) and, in particular, the chart on page 37 in the Rubicon Circular.

Name and Head Office Address	Jurisdiction of Incorporation or Organization	Percentage Owned	Nature of Business	If Publicly Traded, List the Market(s) Where Traded
Africo Resources (BC) Ltd. Suite 1540 - 800 West Pender Street Vancouver, BC V6C 2V6	British Columbia	100%	Exploration and development of the Kalukundi copper/cobalt deposit, located in the Democratic Republic of the Congo.	Not applicable

4.2 Investments in securities of other companies

The Applicant does not have any investments in securities of other companies, other than in its subsidiary.

4.3 Properties

See "Description and General Development of the Business of CopperCo – Material Property" and "Description of Mineral Property" in Schedule "K" (pages K-3 to K-57) to the Rubicon Circular. In addition, a technical report on the Kalukundi Property dated June 2006 written by John Hearne, BEng., MBA, MAusIMM, and Dr. Julian Verbeek, BSc (Honours), PhD (Geol.), MAusIMM, both principal consultants with RSG Global, who was retained by Africo to prepare a technical report compliant with NI 43-101, has been filed with securities regulators and is available through the internet at the SEDAR website at www.sedar.com under Rubicon's issuer profile.

4.4 Research and development companies

This item is not applicable to the Applicant.

4.5 Mining and oil and gas companies: Properties

4.5.1 All mineral properties

See "Information Concerning CopperCo After the Arrangement - Description of Mineral Property" in Schedule "K" (Pages K-4 to K-57) to the Rubicon Circular.

4.5.2 Significant mineral properties

See "Information Concerning CopperCo After the Arrangement - Description of Mineral Property" in Schedule "K" (Pages K-4 to K-57) to the Rubicon Circular.

4.5.3 Oil and gas properties and assets

This item is not applicable to the Applicant.

5.0 Trading information

5.1 Transfer and registration

5.1.1 Name of transfer agent(s) and registrar(s)

Transfers of the Applicant's shares may be effected at the offices of Computershare Investor Services Inc., the Applicant's Registrar and Transfer Agent, at its offices in Vancouver and Toronto. Registration facilities are maintained by Computershare Investor Services Inc. at its offices in Vancouver and Toronto.

5.1.2 Disclose any transfer fees other than taxes

Computershare Investor Services Inc. charges a transfer fee of $5.00 plus GST for each share certificate issued or cancelled.

5.2 Denial of or unsuccessful application to the TSX or other markets

Prior to this Listing Application, the Applicant has never applied, nor has it been denied application, to have its securities traded on the TSX or another market.

5.3 Trading history

As of the date of this Listing Application, the Applicant's securities have not traded on any market, nor have the securities of Africo.

6.0 Legal considerations

Except as disclosed below, neither the Applicant nor Africo, nor any of Africo's properties or holdings, are subject to any legal or other actions, current or pending, which may materially affect the Applicant's operating results, financial position or property ownership.

With respect to a prior dispute under the H&J Agreement (see "Information Concerning CopperCo After the Arrangement - Legal Proceedings" in Schedule "K" (page K-78) in the Rubicon Circular), on September 16, 2006, Africo entered into a Settlement Agreement with H.A. Swanepoel and Lymnokyknos Holdings Limited (the other parties to the H&J Agreement) resolving any and all claims and disputes that may have existed between the parties. See "Description and General Development of the Business of CopperCo – Material Property" in Schedule "K" (pages K-3 to K-4) to the Rubicon Circular.

The Applicant is aware of a claim against Africo for unlawful retrenchment by Mr. Alex Berardone, Africo's former Country Manager in the Democratic Republic of the Congo (the "**DRC**"), pursuant to DRC employment law. It is the Applicant's understanding, based on information provided by executive officers of Africo, that Mr. Berardone has made a claim against Africo for approximately US$400,000. Africo is taking the necessary steps to have this action settled.

7.0 Material contracts

As of the date of this Listing Application, the following are the material contracts of the Applicant and Africo, other than those entered into in the normal course of business, which the Applicant and/or Africo is a party, directly or indirectly.

1. Third Amended and Restated Arrangement Agreement made as of November 22, 2006, among Rubicon, Paragon Minerals Corporation, Africo and the Applicant (see "The Arrangement" (pages 35 to 53) in the Rubicon Circular).

2. Contract (as amended) for the Establishment of a Company between La Générale des Carrières et des Mines and The Enterprise H&J Swanepoel Famille Trust sprl for the Mining of the Kalukundi Deposits dated February 2001 (see "Description and General Development of the Business of CopperCo – Material Property" in Schedule "K" (pages K-2 to K-4) to the Rubicon Circular).

3. Memorandum of Agreement among Lymnokyknos Holdings Ltd., Hasita S.A. and Africo dated March 23, 2004 (see "Description and General Development of the Business of CopperCo – Material Property" in Schedule "K" (pages K-2 to K-4) to the Rubicon Circular).

4. Settlement Agreement made September 16, 2006 among Africo, H.A. Swanepoel and Lymnokyknos Holdings Limited (see "Legal Proceedings" in Schedule "K" (page K-78) to the Rubicon Circular and section 6.0 (Legal Considerations) in this Listing Application).

5. Agency Agreement dated November 23, 2006, among Canaccord Capital Corporation, TD Securities Inc. and Haywood Securities Inc. (collectively, the "**Agents**"), Africo, the Applicant and Rubicon (see section 8.1 (The CopperCo/Africo Financing) of this Listing Application).

8.0 Other material facts

8.1 The CopperCo/Africo Financing

Pursuant to a letter of engagement dated September 21, 2006, as amended on November 9, 2006, the Applicant and Africo entered into an Agency Agreement dated November 23, 2006 with Canaccord Capital Corporation ("**Canaccord**"), TD Securities Inc. and Haywood Securities Inc. (together, the "**Agents**"), with respect to a private placement (the "**CopperCo/Africo Financing**") of 5,000,000 subscription receipts (the "**Subscription Receipts**") at price of $4.00 per Subscription Receipt for gross proceeds of $20,000,000. Each Subscription Receipt entitles the holder thereof, pursuant to the Arrangement, to receive one CopperCo Common Share (a "**Subscription Receipt Share**") and one-half of one transferable warrant (each whole warrant a "**CopperCo Warrant**") of the Applicant. Each whole CopperCo Warrant will entitle the holder thereof to acquire one CopperCo Common Share at an exercise price of $5.00 until May 23, 2008. In the event that the closing price of the CopperCo Common Shares on any stock exchange or quotation system in Canada on which they are quoted is equal to or greater than $6.15 per CopperCo Common Share for a period of 20 consecutive trading days any time after May 23, 2007, the Applicant may accelerate the expiry date of the CopperCo Warrants by giving notice to the holders thereof and, in such case, the CopperCo Warrants will expire on the 30th day after the date on which such notice is given by the Applicant. All Subscription Receipts will convert into the underlying Subscription Receipt Shares and CopperCo Warrants without any further action by the holders thereof concurrently with the completion of the Arrangement in accordance with the terms of the Arrangement. See "The Arrangement – CopperCo/Africo CopperCo/Africo Financing" in the Rubicon Circular (page 53) and Schedule "K" - "Information Concerning CopperCo after the Arrangement – Funds Available" (pages K-57 to K-58) to the Rubicon Circular and section 3.6.1 (Securities authorized for issuance for a specific purpose) of this Listing Application.

In consideration for providing financial advisory services to Africo pursuant to the CopperCo/Africo Financing, Africo issued to the Agents on November 23, 2006, upon closing of the CopperCo/Africo Financing, compensation options, which shall automatically convert concurrent with the completion of the Arrangement into broker warrants of CopperCo (the "**Broker Warrants**") entitling the Agents to acquire an aggregate 300,000 units of CopperCo (the "**Broker Units**") at a price per Broker Unit of $4.00 until May 23, 2008. Each Broker Unit will be comprised of one CopperCo Common Share and one-half of one CopperCo Warrant.

8.2 The Bridge Loan

Africo owes an aggregate CDN$1,550,000 (the "**Bridge Loan**") to two arm's-length lenders (together, the "**Lenders**"). Pursuant to the terms of two Convertible Promissory Notes securing the Bridge Loan, the Bridge Loan is convertible into an aggregate 455,882 CopperCo Common Shares issuable to the Lenders. It is anticipated that conversion of the Bridge Loan to CopperCo Common Shares will complete after completion of the Arrangement. See Schedule "K" - "Information Concerning CopperCo after the Arrangement – Funds Available" (pages K-57 to K-58) to the Rubicon Circular and section 3.6.1 (Securities authorized for issuance for a specific purpose) of this Listing Application.

8.3 The assumed Rubicon-CopperCo Exchange Ratio

As defined in the Rubicon Circular, the "**Rubicon-CopperCo Exchange Ratio**" means the fraction which is obtained by dividing the number of Africo common shares held by Rubicon on the "**Share Distribution Record**

Date" (as defined in the Rubicon Circular) by the fully diluted number of Rubicon Common Shares outstanding on the Share Distribution Record Date.

For the purposes of various calculations used to satisfy the disclosure requirements in this Listing Application, we used an assumed Rubicon-CopperCo Exchange Ratio of 0.0922, calculated as follows:

No. of Africo common shares held by Rubicon on the Share Distribution Record Date		7,747,101	= 0.0922
Fully diluted number of Rubicon Common Shares outstanding at September 30, 2006 (per financial statements filed with regulators and available through SEDAR):		84,012,067	
• Rubicon Common Shares	76,718,525		
• Rubicon Options	4,140,748		
• Rubicon Warrants and Agent's Options	3,152,794		
	84,012,067		

For the purposes of the above calculation, we have relied on the assumption that Rubicon has not issued since September 30, 2006, and will not issue any further Rubicon Options or Rubicon Warrants or Agent's Options between September 30, 2006 and the Share Distribution Record Date.

8.4 The Harwood and 143 Investments debts

Dr. Harwood, the President, Chief Executive Officer and a director of both the Applicant and Africo, is owed $261,840.78 by Africo for unpaid salary and expenses covering the period June to October 2006, as is evidenced by a promissory note dated November 21, 2006, which is ultimately convertible into an aggregate 65,460 units of CopperCo (the "**Convertible Debt Units**") at a deemed price of $4.00 per Convertible Debt Unit, issuable pursuant to the Arrangement. In addition, 143 Investments Ltd., a private company controlled by Chris Theodoropoulos, the Chairman of the Board and a director of both the Applicant and Africo, is owed $50,000 by Africo for unpaid consulting fees, as is evidenced by a promissory note dated November 21, 2006, which is ultimately convertible into an aggregate 12,500 Convertible Debt Units at a deemed price of $4.00 per Convertible Debt Unit, issuable pursuant to the Arrangement. Each Convertible Debt Unit will consist of one CopperCo Common Share and one-half of one CopperCo Warrant, each whole CopperCo Warrant entitling the holder to acquire one CopperCo Common Share on the same terms as the CopperCo Warrants issuable pursuant to the CopperCo/Africo Financing (see section 8.1 in this Listing Application).

9.0 Sponsorship

Per legal counsel's previous discussions with the Exchange, the Applicant confirms that no sponsor will be required.

- THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK -

10.0 Certificate of Applicant

After having received approval from its Board of Directors, CopperCo Resource Corp. applies to list the securities designated in this Listing Application on the Toronto Stock Exchange.

ACKNOWLEDGEMENT – PERSONAL INFORMATION

"PERSONAL INFORMATION" MEANS ANY INFORMATION ABOUT AN IDENTIFIABLE INDIVIDUAL, AND INCLUDES THE INFORMATION CONTAINED IN SECTIONS 2.0 AND 3.0 OF THIS APPLICATION. THE APPLICANT HEREBY ACKNOWLEDGES AND AGREES THAT IT HAS OBTAINED THE EXPRESS WRITTEN CONSENT OF EACH INDIVIDUAL TO (A) THE DISCLOSURE OF PERSONAL INFORMATION BY APPLICANT TO TSX (AS DEFINED IN EXHIBIT 1) PURSUANT TO THIS APPLICATION; AND (B) THE COLLECTION, USE AND DISCLOSURE OF PERSONAL INFORMATION BY TSX FOR THE PURPOSES DESCRIBED ON EXHIBIT 1 TO THIS APPLICATION OR AS OTHERWISE IDENTIFIED BY TSX, FROM TIME TO TIME.

AUTHORIZATION AND CONSENT:

THE APPLICANT HEREBY AUTHORIZES AND CONSENTS TO THE COLLECTION BY ANY OF TORONTO STOCK EXCHANGE, A DIVISION OF TSX INC., TSX VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS OF ANY INFORMATION WHATSOEVER (WHICH MAY INCLUDE PERSONAL, CREDIT, OR OTHER INFORMATION) FROM ANY SOURCE, INCLUDING WITHOUT LIMITATION FROM AN INVESTIGATIVE AGENCY OR A RETAIL CREDIT AGENCY, AS PERMITTED BY LAW IN ANY JURISDICTION IN CANADA OR ELSEWHERE. THE APPLICANT ACKNOWLEDGES AND AGREES THAT SUCH INFORMATION MAY BE SHARED WITH AND RETAINED BY TORONTO STOCK EXCHANGE, A DIVISION OF TSX INC., TSX VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS INDEFINITELY.

The two officers signing below certify that all of the information in this application and the supporting documentation is accurate as of the date this application is signed.

Date: November 23, 2006

[signature]

Signature of authorized signing officer — Chris Theodoropoulos

Chairman of the Board & Director

[signature]

Signature of authorized signing officer — David Adamson

Director

EXHIBIT 1: Acknowledgement - Personal Information

TSX Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the Toronto Stock Exchange (collectively referred to as "TSX") collect Personal Information in the Listing Application and in other forms that are submitted by the individual and/or by Applicant and use it for the following purpose:

- to conduct background checks,
- to verify the Personal Information that has been provided about each individual,
- to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Applicant,
- to consider the eligibility of the Applicant to list on the Toronto Stock Exchange,
- to detect and prevent fraud,
- to conduct enforcement proceedings, and
- to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Toronto Stock Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, TSX also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information TSX collects may also be disclosed to these agencies and organizations or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above.

TSX may from time to time use third parties to process information and/or provide other administrative services. In this regard, TSX may share the information with such third party service providers.

RUBICON

RUBICON MINERALS CORPORATION

2006	
ANNUAL	Notice of Annual and Special Meeting of Shareholders
AND	Directors' Report to the Shareholders
SPECIAL	Management Information Circular
MEETING	
	Place: The Metropolitan Hotel 645 Howe Street Vancouver, BC CANADA
	Time: 2:00 p.m. (local time)
	Date: Tuesday, August 8, 2006

RUBICON MINERALS CORPORATION

CORPORATE DATA	
	Head Office Suite 1540 - 800 West Pender Street Vancouver, BC V6C 2V6 Telephone: (604) 623-3333 Facsimile: (604) 623-3355 E-mail: rubicon@rubiconminerals.com Web site: www.rubiconminerals.com **Directors & Officers** J. Garfield MacVeigh, Director, Chairman of the Board David W. Adamson, Director, President & CEO William J. Cavalluzzo, VP Investor Relations Robert G. Lewis, Chief Financial Officer David R. Reid, Director Philip S. Martin, Director John R. Brodie, Director Kevin D. Sherkin, Director Christopher J. Bradbrook, Director **Solicitors** Davis & Company LLP Barristers & Solicitors 2800 Park Place 666 Burrard Street Vancouver, BC V6C 2Z7 **Auditors** DeVisser Gray Chartered Accountants 401 – 905 West Pender Street Vancouver, BC V6C 1L6 **Registrar & Transfer Agent** Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street Vancouver, BC V6C 3B9 **Listings** Toronto Stock Exchange: *Trading Symbol: RMX* American Stock Exchange: *U.S. AMEX Trading Symbol: RBY* Registered under Section 20F of U.S. Securities & Exchange Act of 1934

RUBICON MINERALS CORPORATION
Suite 1540 – 800 West Pender Street
Vancouver, BC Canada V6C 2T6

Telephone: (604) 623-3333
Facsimile: (604) 623-3355

July 7, 2006

Dear Rubicon Shareholder:

On November 21, 2005 and March 23, 2006, Rubicon announced its intentions to proceed with a reorganization of Rubicon which will have the result of dividing its present mineral resource assets between three separate public companies: Rubicon, Paragon Minerals Corporation ("**Paragon**") and CopperCo Resource Corp. ("**CopperCo**"). Upon the implementation of the corporate restructuring, Rubicon will continue to hold its current Red Lake, Alaska, Nevada and other interests, Paragon will hold Rubicon's current Newfoundland gold and base metal assets and CopperCo will hold all of the issued and outstanding shares of Africo Resources Ltd. ("**Africo**"), which holds mineral resource assets in Africa. CopperCo will also adopt Africo's existing name. Since the announcements, Rubicon has received independent financial advice and has completed reviews of financial, legal, tax, regulatory and other matters, and is now able to provide you with complete details of the proposed reorganization in the accompanying Management Information Circular (the "Circular").

You are invited to attend Rubicon's Special Meeting of Shareholders, to be held at the Metropolitan Hotel, 643 Howe Street, Vancouver, British Columbia, on Tuesday, the 8th day of August, 2006 at 2:00 p.m., at which time you will be asked to consider and vote upon the proposed reorganization. Rubicon will also hold its Annual Meeting of Shareholders at the same time, thereby avoiding any inconvenience to Shareholders of attending separate meetings which otherwise would have fallen within a short period of time.

In addition to retaining all of your common shares of Rubicon ("**Rubicon Common Shares**") currently held, you will receive shares in the two new companies as follows: the common shares of Paragon ("**Paragon Common Shares**") and CopperCo ("**CopperCo Common Shares**") will be distributed to shareholders of Rubicon in proportion to their present shareholdings in Rubicon on the basis of one Paragon Common Share for every 6 Rubicon Common Shares held and that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Common Shares held by the Rubicon-CopperCo Exchange Ratio (which is currently estimated to be approximately 0.0922, or one CopperCo Common Share for approximately every 10.84 Rubicon Common Shares held). As explained in the Circular, however, that 10.84 number could be reduced, and the entitlement of Shareholders to receive CopperCo Common Shares could be correspondingly increased, in the event that Rubicon acquires and exercises certain conversion rights under a proposed Bridge Loan financing for Africo.

The reorganization is intended to enhance Shareholder value by improving the identification and the value of Rubicon's mineral properties, and by allowing shareholders to hold an interest in only those projects that interest them. The three separate public companies emerging from the reorganization will be owned by the existing Shareholders of Rubicon (and, in the case of CopperCo, also the existing shareholders of Africo), as well any new investors who participate in concurrent financings which are proposed for Paragon and CopperCo. Each resulting company will focus on separate resource locations and assets.

The reorganization of Rubicon will be implemented by a statutory Plan of Arrangement. When Rubicon's Shareholders have approved the Plan of Arrangement and all other conditions to closing have been met, final approval will be sought from the Supreme Court of the Province of British Columbia. Details of the Plan of Arrangement are set out in the accompanying Circular.

A summary of the proposed reorganization is provided on pages 1 to 5 of the accompanying Circular. For information on how you will receive your share certificates in the new companies, please see the sections entitled "Distribution of Share Certificates" in the Summary and in the main body of the Circular. For information regarding the tax consequences of the Arrangement, please see the sections entitled "Income Tax Considerations" in the Summary and in the main body of the Circular.

Rubicon's Board of Directors recommends that you vote in favour of the Arrangement and all other matters to be considered at the Meeting. Your attention is directed to the section entitled "The Arrangement – Reasons for the Arrangement" in the accompanying Circular where the Board of Directors' reasons for recommending the Plan of Arrangement are summarized.

If you are unable to attend the Meeting in person, please complete and return the enclosed form of Proxy so that your shares can be voted at the Meeting in accordance with your instructions.

Yours truly,

"David W. Adamson"

David W. Adamson
President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders (the "**Meeting**") of **RUBICON MINERALS CORPORATION** ("**Rubicon**") will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, on Tuesday, August 8, 2006, at the hour of 2:00 p.m. (local time), for the following purposes:

1. to receive and consider the financial statements of Rubicon for the financial year ended December 31, 2005;
2. to appoint auditors of Rubicon for the ensuing year;
3. to determine the number of Directors at seven;
4. to elect Directors of Rubicon for the ensuing year;
5. to consider, pursuant to an interim order of the Supreme Court of British Columbia dated July 7, 2006 (the "**Interim Order**"), and, if thought fit, to pass, with or without variation, a special resolution (the "**Special Resolution**") to approve an arrangement (the "**Arrangement**") pursuant to section 288-299 of the British Columbia *Business Corporations Act* and certain related matters, the full text of such Special Resolution being set out in Schedule "E" to the Circular;
6. to consider and, if thought fit, to pass, an ordinary resolution to approve the Stock Option Plan of Paragon Minerals Corporation ("**Paragon**"), the full text of such ordinary resolution being set out in Schedule "F" to the Circular;
7. to consider and, if thought fit, to pass, an ordinary resolution to approve the Stock Option Plan of CopperCo Resource Corp. ("**CopperCo**"), the full text of such ordinary resolution being set out in Schedule "G" to the Circular;
8. to consider, and if thought fit, to pass an ordinary resolution to approve the Shareholder Rights Plan of Rubicon, the full text of such ordinary resolution being set out in Schedule "H" to the Management Information Circular dated July 7, 2006 accompanying this Notice of Meeting ("**Circular**"); and
9. to transact such further of other business as may properly come before the Meeting or any adjournment thereof.

TAKE NOTICE that pursuant to the Interim Order and the British Columbia *Business Corporations Act*, holders of common shares of Rubicon ("**shareholders**") may until 2:00 p.m. (Vancouver time) on August 3, 2006, give written notice of dissent to Rubicon by depositing such notice of dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, Attention: The President, with respect to the Special Resolution. As a result of giving a notice of dissent, a Shareholder may, on receiving a notice of intention to act under the Interim Order, require Rubicon to purchase all of its shares. This right is described in the Circular.

Accompanying this Notice of Meeting are the Circular, form of Proxy or Voting Instruction Form ("**VIF**") and Financial Information Request Form. Financial information concerning Rubicon is provided in Rubicon's Audited Consolidated Financial Statements and Management Discussion and Analysis for the financial year ended December 31, 2005, and its Interim Consolidated Financial Statements and Management Discussion and Analysis for the three months ended March 31, 2006, which are set out at Schedule "A" to the Circular.

Shareholders who are unable to attend the Meeting in person are requested to read the instructions on the reverse of the form of proxy or VIF enclosed (as applicable) and then to complete, date, sign and deliver the form of proxy or VIF (as applicable) in accordance with the instructions set out in the proxy of VIF (as applicable) and in the Circular. Please note that the form of proxy and VIF also explain how a Shareholder may, in certain circumstances, vote using the telephone or the internet.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*David W. Adamson*"
President and Chief Executive Officer

Vancouver, BC
July 7, 2006

RUBICON

RUBICON MINERALS CORPORATION

Suite 1540 - 800 West Pender Street
Vancouver, BC
V6C 2V6
Telephone: (604) 623-3333
Facsimile: (604) 623-3355
www.rubiconminerals.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at

July 7, 2006

unless otherwise noted

MANAGEMENT INFORMATION CIRCULAR

(As at July 7, 2006, unless otherwise noted and in Canadian dollars except as indicated)

This Management Information Circular is being furnished in connection with the solicitation of proxies by management of Rubicon for use at the Annual and Special Meeting of Shareholders to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

It is anticipated that this Management Information Circular and the accompanying form of Proxy will be distributed to Shareholders on or about July 12, 2006. Unless otherwise indicated, information in this Management Information Circular is given as at July 7, 2006.

See Schedule "M" – Risk Factors for certain considerations relevant to Shareholders regarding the Arrangement and their investment in the securities referred to in this Management Information Circular.

The date of this Management Information Circular is July 7, 2006.

No person is authorized to give any information or to make any representation not contained in this Management Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Management Information Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

TABLE OF CONTENTS

SCHEDULE L — DISSENT RIGHTS
SCHEDULE M — RISK FACTORS
SCHEDULE N — DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

SUMMARY

The following is a summary of certain information contained in this Management Proxy Circular and the schedules attached hereto. Capitalized words used in this Summary are defined in the Glossary of Terms. This Summary is provided for convenience of reference only. This Summary should be read in conjunction with, and is qualified by, the more detailed information and financial statements contained in the Notice of Meeting and the body of this Management Information Circular and the schedules attached hereto. Shareholders are urged to review this Management Information Circular in its entirety.

The disclosure in this Management Information Circular of a scientific and technical nature in Schedule "I" "Information Concerning Rubicon after the Arrangement", Schedule "J" " Information Concerning Paragon after the Arrangement", and Schedule "K" " Information Concerning CopperCo after the Arrangement" is based on the Technical Reports (as defined herein).

The information concerning Africo (including post-Arrangement CopperCo) contained in this Circular, and in particular in Schedule "K", has been based upon documents, records and information provided by Africo for inclusion in this Circular. Although Rubicon, Paragon and pre-Arrangement CopperCo have no knowledge that would indicate that any statements contained herein provided by Africo are untrue or incomplete, neither Rubicon, Paragon nor pre-Arrangement CopperCo assumes any responsibility for the accuracy of the information relating to Africo which is contained in this Management Information Circular or for any failure by Africo to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Rubicon, Paragon or pre-Arrangement CopperCo.

THE MEETING

Time Date and Place

The Annual and Special General Meeting (the "**Meeting**") of the Shareholders of Rubicon will be held on Tuesday, August 8, 2006, at the Metropolitan Hotel, 645 Howe Street, Vancouver, BC, at 2:00 p.m. (local time).

Purpose of the Meeting

At the Meeting, Shareholders will receive the audited consolidated financial statements of Rubicon for the fiscal year ended December 31, 2005 and will also be asked to consider, and if thought fit, to pass the resolutions approving or confirming the following matters:

- Appointment of Auditors for the ensuing year
- Determine the number of Directors at seven
- Election of Directors for the ensuing year
- Approval of the Rubicon Plan of Arrangement
- Approval of the Paragon Stock Option Plan
- Approval of the CopperCo Stock Option Plan
- Approval of the Rubicon Shareholder Rights Plan

Meeting Record Date

Rubicon has fixed July 4, 2006 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Notwithstanding the foregoing, holders of Rubicon Warrants who exercise their Rubicon Warrants on or before July 18, 2006 will also be entitled to vote Rubicon Common Shares issued on exercise of such warrants at the Meeting.

THE ARRANGEMENT

General

On November 21, 2005, Rubicon announced its intention to proceed with a reorganization of Rubicon by way of a statutory Plan of Arrangement, which will have the result of dividing its current mineral assets between three separate public companies: the currently existing Rubicon, and two newly-created companies, Paragon and CopperCo. On implementation of the corporate restructuring, Rubicon will continue to hold its Red Lake Properties, its Nevada, Alaska and other interests; Paragon will hold the exploration assets which Rubicon currently holds in the Province of Newfoundland and Labrador and the Territory of Nunavut; and CopperCo will hold all of the issued and outstanding Africo Shares (with Africo holding assets located in Africa). Rubicon currently owns 39.6% of the outstanding shares of Africo. CopperCo will also adopt Africo's existing corporate name.

Upon the Arrangement becoming effective, Shareholders of record on the Share Distribution Record Date will become shareholders of three separate companies: Rubicon, Paragon, and CopperCo. Every Shareholder will receive one New Rubicon Common Share for every one (1) Rubicon Common Share held on the Share Distribution Record Date, one (1) Paragon Common Share for every six (6) Rubicon Common Shares held on the Share Distribution Record Date, and that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Common Shares held on the Share Distribution Record Date by the Rubicon-CopperCo Exchange Ratio (which is currently estimated to be approximately 0.0922, or one CopperCo Common Share for approximately every 10.84 Rubicon Common Shares held). However, if Rubicon exercises its conversion rights under the proposed Bridge Loan to Africo prior to the Effective Date, Shareholders would be entitled to receive a greater number of CopperCo Common Shares. The 10.84 number would, in such circumstances, be reduced by an as yet undetermined amount which would depend on the price at which CopperCo or Africo would be able to raise capital. See "The Arrangement – Details of the Arrangement – General" and Schedule "K", "Information Concerning CopperCo after the Arrangement – Funds Available."

Reasons for the Arrangement

The reorganization is intended to enhance Shareholder value by improving the identification and valuation of Rubicon's mineral properties, and by allowing Rubicon to focus on the Red Lake properties, Paragon to focus on the Newfoundland properties, and CopperCo to focus on the African properties through Africo without impact or future dilution on the other Rubicon projects. See "The Arrangement – Reasons for the Arrangement".

Approvals Necessary for the Arrangement

The reorganization will be implemented by the Plan of Arrangement which is subject to a number of approvals which must be obtained prior to implementation, including the following:

Shareholder Approval

Pursuant to the Interim Order and Section 289 of the BCBCA, the Arrangement requires the approval of the Shareholders of Rubicon and the Africo Shareholders. At the Meeting, the Shareholders will be asked to consider, and if thought fit, to pass the Arrangement resolution (the "**Arrangement Resolution**"), the full text of which is set out at Schedule "E" to this Circular. Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be passed by Special Resolution of the Shareholders voting at the Meeting.

Court Approval

The implementation of the Arrangement is subject to approval by the Court. Prior to the mailing of this Circular, Rubicon obtained the Interim Order, a copy of which is attached as Schedule "B" to this Circular. Rubicon intends to apply for the Final Order once the Arrangement has been approved by the Shareholders. As set out in the Notice of Hearing of Petition for the Final Order, the hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) on August 15, 2006 or so soon thereafter as counsel may be heard, or at such other date and time as the Court may direct, at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. A copy of the Notice of Hearing of Petition for the Final Order is attached as Schedule "C" to this Circular. Any person affected

by the Arrangement, including any Shareholder of Rubicon, has the right to appear at such hearing and present evidence or argument, subject to the rules of the Court and any Court Order made. At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Plan of Arrangement and the Shareholders' approval.

Regulatory Approval

The Arrangement is subject to prior approval of the TSX and AMEX. See "The Arrangement – Approval of the Arrangement".

Conditions to the Arrangement Becoming Effective

The implementation of the Arrangement is subject to a number of specified conditions, including completion of related financings and Shareholder, Court and regulatory approval. There can be no assurance that such conditions will be fulfilled. The Arrangement Agreement also provides that it may be terminated in certain circumstances prior to the Effective Date, notwithstanding the approval of the Arrangement by the Shareholders and the Court. See "The Arrangement – Conditions to the Arrangement" and "Termination".

Tax Ruling

The Arrangement is subject to an advance income tax ruling being obtained, prior to the Effective Date, from the Canada Revenue Agency confirming the Canadian federal income tax consequences of certain aspects of the Arrangement. See "The Arrangement – Income Tax Considerations – Tax Ruling."

Effective Date

The Arrangement will become effective once all of the conditions to proceed with the Arrangement have been satisfied or waived and the Board of Directors of Rubicon determines to make the Arrangement effective. If the requisite approvals of the Shareholders are obtained and the Court grants the Final Order, then Rubicon currently anticipates that the Effective Date will be on or about August 17, 2006. See "The Arrangement – Proposed Timetable for the Arrangement".

Distribution of Share Certificates

As soon as practicable following the Share Distribution Record Date (which is expected to be 7 Business Days following the Effective Date), holders of Rubicon Common Shares on the Share Distribution Record Date will receive certificates representing the Paragon Common Shares and CopperCo Common Shares. The Shareholders will not receive new certificates with respect to their New Rubicon Common Shares, so that their existing share certificates will represent their New Rubicon Common Shares. See "The Arrangement – Distribution of Share Certificates".

Recommendations of Board of Directors

The Board of Directors of Rubicon has reviewed the terms and conditions of the Arrangement and has concluded that the terms and conditions of the Arrangement are fair and reasonable and in the best interests of Rubicon and the Shareholders. The Board of Directors of Rubicon recommends that the Shareholders vote in favour of the Arrangement and all other matters to be considered at the Meeting. See "The Arrangement – Recommendation of the Board of Directors".

Stock Exchange Listings

Rubicon

The Rubicon Common Shares are currently listed and traded on the TSX and AMEX. Rubicon will apply to have the New Rubicon Common Shares listed on the TSX and AMEX, subject to Rubicon complying with the continued listing requirements of the TSX and AMEX.

Paragon

Paragon has applied to have its common shares listed for trading on Tier 2 of the TSX-V as soon as possible after the Effective Date. Listing will be subject to Paragon meeting the original listing requirements of the TSX-V. There are no assurances as to if, or when, the Paragon Common Shares will be listed or traded on the TSX-V indicated above, if ever.

CopperCo

CopperCo has applied to have its common shares listed for trading on the TSX as soon as possible after the Effective Date. Listing will be subject to CopperCo meeting the original listing requirements of the TSX. There are no assurances as to if, or when, the CopperCo Common Shares will be listed or traded on the TSX indicated above, if ever.

INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

In general, a Canadian resident holder of Rubicon Common Shares who holds such shares as capital property will not realize a capital gain or capital loss as a result of the Arrangement. The adjusted cost base of the Rubicon Common Shares will generally be allocated between the New Rubicon Common Shares and the Paragon Common Shares and CopperCo Common Shares based upon the relative fair market values of such shares at the time of the Arrangement. Following the Effective Date, Rubicon will advise holders of an appropriate proportionate allocation. See "Canadian Federal Income Tax Considerations".

U.S. Federal Income Tax Considerations

In general, the receipt of Paragon Common Shares and CopperCo Common Shares by a U.S. Holder (as defined below under "Income Tax Considerations – U.S. Federal Income Tax Considerations") should result in taxable income for U.S. federal income tax purposes. See "Income Tax Considerations – U.S. Federal Income Tax Considerations".

RISK FACTORS

In evaluating the Arrangement, the Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors associated with Paragon and CopperCo (see "Risk Factors", "Information Concerning Paragon – Risk Factors", "Information Concerning CopperCo – Risk Factors" and Schedule "M" "Risk Factors"). These risk factors are not a definitive list of all risk factors associated with Paragon and CopperCo and the business to be carried out by these new companies.

There are risk factors associated with the transaction including (i) the fact that market reaction to the Arrangement, the future trading price of the New Rubicon Common Shares and the respective trading prices of the Paragon Common Shares and CopperCo Common Shares, if listed, cannot be predicted; (ii) the fact that the transaction may give rise to significant adverse tax consequences to security holders of Rubicon and therefore each security holder is urged to consult his, her or its own tax advisor; (iii) uncertainty as to whether the Arrangement will have a positive impact on the entities involved in the transactions; (iv) the fact that the completion of the Arrangement will reduce the assets of Rubicon; and (v) the fact that there is no assurance that the required approvals will be received or that the Paragon Common Shares and CopperCo Common Shares will be listed on a stock exchange.

There are also risks associated with the businesses of Rubicon, Paragon and CopperCo that should be considered by investors, including (i) the need for additional capital, principally through equity financing and the risk that such funds may not be raised; (ii) the speculative nature of exploration and early stages of the properties; (iii) the effect of changes in commodity prices; (iv) regulatory risk that development will not be acceptable for social, environmental or other reasons; (v) reliance on the management of the respective companies; (vi) the potential for conflicts of interest, (vii) in the case of CopperCo, the risks of holding assets and conducting business in the DRC;

and (viii) other risks associated with the particular companies as described in greater detail elsewhere in this Circular.

DISSENT RIGHTS

The Interim Order provides that the Shareholders will have the right to dissent from the Plan of Arrangement as provided in the Plan of Arrangement. If a Shareholder dissents and Rubicon proceeds with the Arrangement, such Shareholder will be entitled to be paid in cash the fair value that such Shareholder's Rubicon Common Shares had immediately before the passing of the resolution adopting the Arrangement, provided that such Dissenting Shareholder does not vote any of his, her or its Rubicon Common Shares in favour of the Arrangement Resolution, delivers written objection to the Plan of Arrangement to Rubicon no later than 2:00 p.m. (Pacific time) on August 3, 2006, and otherwise complies with the requirements of the Plan of Arrangement and the Interim Order. See "Rights of Dissent".

INFORMATION CONCERNING RUBICON, PARAGON, AND COPPERCO

See Schedule "I" "Information Concerning Rubicon After the Arrangement" for a summary description of Rubicon assuming completion of the Arrangement.

See Schedule "J" "Information Concerning Paragon After the Arrangement" for a summary description of Paragon assuming completion of the Arrangement.

See Schedule "K" "Information Concerning CopperCo After the Arrangement" for a summary description of CopperCo assuming completion of the Arrangement.

SELECTED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma consolidated financial information for Rubicon is based on the assumptions described in the respective notes to the Rubicon Pro-Forma Balance Sheet as at March 31, 2006 attached to this Circular in Schedule "A".

		March 31, 2006 (unaudited)
Current Assets	$	3,161,558
Investments	$	112,362
Capital Assets	$	49,724
Deferred Property Costs	$	16,706,865
Total Assets		20,030,509
Current Liabilities	$	772,259
Non-controlling interest	$	428,237
Shareholder equity	$	18,830,013
Total Liabilities and shareholders equity		20,030,509

GLOSSARY OF NON-MINING TERMS

Certain terms used in this Circular are defined as follows:

"***1933 Act***" means the *Securities Act of 1933* (United States);

"***Africo***" means Africo Resources Ltd., a corporation incorporated under the BCBCA in which Rubicon currently holds a 39.6% equity interest and whose main asset is its interest in the Kalukundi Copper-Cobalt Project in the DRC;

"***Africo Meeting***" means the special meeting of the Africo Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

"***Africo Options***" means the outstanding stock options of Africo entitling the holders to purchase Africo Shares in accordance with the terms and conditions thereof;

"***Africo Shareholder***" means a holder of Africo Shares;

"***Africo Shares***" means the common shares without par value in the capital of Africo as currently constituted;

"***Aggregate Exchange Trading Price***" means the amount equal to the aggregate of the results obtained when the Trading Price of a New Rubicon Common Share and a Common Share of Paragon or CopperCo is multiplied by the respective Exchange Number for the company issuing the share;

"***AMEX***" means the American Stock Exchange;

"***Arrangement***" means the statutory arrangement involving Rubicon, the Rubicon Shareholders, Paragon, CopperCo, Africo and the Africo Shareholders proposed under the provisions of sections 288 to 299 of the BCBCA, on the terms and conditions set out in this Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

"***Arrangement Agreement***" means the arrangement agreement made as of the 6th day of July, 2006 between Rubicon, Paragon, CopperCo and Africo to which this Plan of Arrangement is attached as Appendix I, as the same may be supplemented or amended from time to time;

"***Assignment and Assumption Agreement***" means the assignment and assumption agreement among Rubicon and Paragon which more particularly describes the Paragon Transferred Assets which are to be transferred from Rubicon to Paragon;

"***Associate***" has the meaning set out in subsection 1(1) of the *Securities Act* (British Columbia);

"***BCBCA***" means the *Business Corporations Act* (British Columbia);

"***Business Day***" means any day, which is not a Saturday, a Sunday, or a statutory holiday in British Columbia;

"***Bridge Loan***" means the bridge loan to be made by certain current Africo Shareholders or other investors to Africo in the principal amount of up to $5 million by way of issuance of convertible promissory notes, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into common shares or such other securities of Africo or CopperCo as are offered pursuant to the Qualifying Financing at a price equal to 85% of the price at which common shares or other securities are offered in a Qualifying Financing;

"***CBCA***" means the *Canada Business Corporations Act*;

"***Circular***" means this management information circular of Rubicon to be prepared and sent to the Shareholders in connection with the Meeting;

"***Compensation Options***" means the compensation options issued by Rubicon on August 16, 2005, with each option entitling the holder to purchase a unit consisting of one Rubicon Common Share and one-half of a warrant to purchase an additional Rubicon Common Share;

"***CopperCo***" means CopperCo Resource Corp., a corporation incorporated under the CBCA in order to facilitate the Arrangement;

"***CopperCo/Africo Financing***" means the equity financing which is proposed to be carried out by CopperCo or Africo, as the case may be, in the amount of $75 million, or such lesser amount as may be determined by the board of directors of Africo or CopperCo, as applicable;

"***CopperCo/Africo Special Warrants***" means special warrants which may be sold by CopperCo or Africo pursuant to the CopperCo/Africo Financing, with each CopperCo/Africo Special Warrant entitling the holder to receive, upon deemed exercise and for no additional consideration, one CopperCo Common Share;

"***CopperCo Commitment***" means the covenant of CopperCo described in section 3.2 of the Plan of Arrangement to issue CopperCo Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

"***CopperCo Common Shares***" means the common shares in the capital of CopperCo which CopperCo is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 2 Special Shares in exchange for such Rubicon Series 2 Special Shares, (ii) to holders of CopperCo/Africo Special Warrants on the deemed exercise of the CopperCo/Africo Special Warrants, and (iii) to the Africo Shareholders other than Rubicon in exchange for the Remaining Africo Shares;

"***CopperCo Net Fair Market Value***" means an amount determined by the board of directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the CopperCo Transferred Assets;

"***CopperCo Note***" means the demand, non-interest bearing promissory note to be issued by CopperCo to Rubicon having a principal amount and aggregate fair market value equal to the CopperCo Net Fair Market Value;

"***CopperCo Options***" means the rights (whether or not vested) to purchase CopperCo Common Shares which will be issued pursuant to the Plan of Arrangement;

"***CopperCo Preferred Shares***" means the special preferred shares of CopperCo which are to be issued under the Arrangement to Rubicon in exchange for the CopperCo Transferred Assets, which will have a value equal to the CopperCo Net Fair Market Value, and having the terms and conditions set out in Schedule "B" to the Plan of Arrangement;

"***CopperCo Stock Option Plan***" means the stock option plan as approved by the board of directors of CopperCo;

"***CopperCo Transferred Assets***" means the Rubicon Africo Shares, which are to be transferred by Rubicon to CopperCo pursuant to the Plan of Arrangement;

"***Court***" means the Supreme Court of the Province of British Columbia;

"***Dissenting Africo Shares***" means Africo Shares held by an Africo Shareholder who has given a written notice of dissent to Africo, indicating that such Africo Shareholder wishes to exercise its rights of dissent in connection with the Arrangement;

"***Dissenting Rubicon Shares***" means Rubicon Common Shares held by a Shareholder who has given a written notice of dissent to Rubicon, indicating that such Shareholder wishes to exercise its rights of dissent in connection with the Arrangement;

"***Dissenting Shares***" means, collectively, Dissenting Rubicon Shares and Dissenting Africo Shares;

"Disinterested Shareholders" means all of the shareholders other than the directors, senior officers and any person or company who beneficially owns, directly or indirectly, voting securities of the issuer or who exercises control or direction over voting securities of the issuer or a combination of both carrying more than 10% of the voting rights attached to all voting securities of the issuer;

"***DRC***" means the Democratic Republic of Congo;

"***Effective Date***" means the date on which the Arrangement becomes effective in accordance with the provisions of the Arrangement Agreement and the provisions of the BCBCA;

"***Effective Time***" means 12:01 am, Vancouver time, on the Effective Date;

"Exchange Number" means the number or fraction, as the case may be, of a New Rubicon, Paragon or CopperCo Common Share to be received by a Rubicon Shareholder in exchange for every Rubicon Common Share pursuant to the General Exchange Ratio;

"***Exercise Price***" means the varying exercise prices of the outstanding Rubicon Options;

"***Final Order***" means the final order of the Court approving the Arrangement pursuant to the BCBCA;

"General Exchange Ratio" means, for each Rubicon Common Share,

- one whole New Rubicon Common Share,
- one-sixth of a Paragon Common Share; and
- a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio;

"Holder" means, when not qualified by the adjective "registered", the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities register of Rubicon, Paragon, CopperCo or Africo, as the case may be;

"***Interim Order***" means the interim order of the Court, which, among other things, provides for the calling and holding of the Meeting, and certain other procedural matters, and caused to be issued a Notice of Hearing of Petition for the Final Order to approve the Arrangement;

"***ITA***" means the *Income Tax Act* (Canada), as amended;

"***Meeting***" means the annual and special meeting of the Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

"***Meetings***" means, collectively, the Meeting and the Africo Meeting;

"***Net Fair Market Value***" means an amount determined by the board of directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of certain assets;

"***New Rubicon Common Shares***" means common shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares;

"***New Rubicon Options***" means the rights (whether or not vested) to purchase New Rubicon Common Shares which will be issued pursuant to the Plan of Arrangement;

"Original Exercise Price" means the original exercise price per share of a Rubicon Option;

"***Paragon***" means Paragon Minerals Corporation, a corporation incorporated under the CBCA in order to facilitate the Arrangement;

"***Paragon Commitment***" means the covenant of Paragon described in section 3.2 of the Plan of Arrangement to issue Paragon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

"***Paragon Common Shares***" means the common shares in the capital of Paragon which Paragon is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 1 Special Shares in exchange for such Rubicon Series 1 Special Shares, and (ii) to holders of Paragon Special Warrants and to holders of Paragon Flow-Through Special Warrants on the deemed exercise of such special warrants;

"***Paragon Contracts***" means all agreements to which Rubicon currently is a party, which pertain to the mineral properties in the Provinces of Newfoundland and Labrador and the Territory of Nunavut and which will be assigned from Rubicon to Paragon pursuant to the Plan of Arrangement, such agreements being more particularly described in the Assignment and Assumption Agreement;

"***Paragon Financing***" means the non-brokered private placement equity financing of Paragon which is to be completed prior to the Effective Date, as more particularly described in Schedule "J" – "Information Concerning Paragon After the Arrangement – Funds Available – Private Placement Financing";

"***Paragon Flow-Through Special Warrants***" means flow-through special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Flow-Through Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share;

"***Paragon Net Fair Market Value***" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the Paragon Transferred Assets;

"***Paragon Note***" means the demand, non-interest bearing promissory note to be issued by Paragon to Rubicon having a principal amount and aggregate fair market value equal to the Paragon Net Fair Market Value;

"***Paragon Options***" means the rights (whether or not vested) to purchase Paragon Common Shares which will be issued pursuant to the Plan of Arrangement;

"***Paragon Preferred Shares***" means the preferred shares of Paragon which are to be issued under the Arrangement to Rubicon in exchange for the Paragon Transferred Assets, which will have a value equal to the Paragon Net Fair Market Value and having the terms and conditions set out in Schedule "B" to the Plan of Arrangement;

"***Paragon Special Warrants***" means special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one Paragon Common Share;

"***Paragon Stock Option Plan***" means the stock option plan as approved by the board of directors of Paragon;

"***Paragon Transferred Assets***" means the Paragon Contracts and certain other related assets more particularly described in the Assignment and Assumption Agreement, all of which will be transferred by Rubicon to Paragon pursuant to the Plan of Arrangement;

"***Paragon Warrants***" means common share purchase warrants of Paragon, each entitling the holder to purchase one Paragon Common Share at a price of $1.00 per share for a term of two years from the date of issuance;

"***Person***" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

"***Plan of Arrangement***" means the plan of arrangement which is attached as Appendix I to the Arrangement Agreement, as such plan may be amended from time to time in accordance with section 6.1 of the Arrangement Agreement;

"***PUC***" means paid-up capital as defined in subsection 89 (1) of the ITA;

"***Qualifying Financing***" means the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of issuance of the promissory notes under the Bridge Loan, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000;

"***Registrar***" means the Registrar of Companies appointed under the BCBCA;

"***Remaining Africo Shares***" means the Africo Shares held by Africo Shareholders other than Rubicon immediately prior to the Effective Date;

"***Rubicon***"or "***the Company***" means Rubicon Minerals Corporation, a company incorporated under the BCBCA;

"***Rubicon Africo Shares***" means the Africo Shares held by Rubicon immediately prior to the Effective Date;

"***Rubicon Commitment***" means the covenant of Rubicon described in section 3.2 of the Plan of Arrangement to issue Rubicon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

"***Rubicon Common Shares***" means the common shares without par value in the capital of Rubicon as currently constituted;

"***Rubicon-CopperCo Exchange Ratio***" means the fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on the Share Distribution Record Date;

"***Rubicon CopperCo Note***" means the demand, non-interest bearing promissory note to be issued by Rubicon to CopperCo having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 2 Special Shares;

"***Rubicon Options***" means the outstanding stock options of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof;

"***Rubicon Paragon Note***" means the demand, non-interest bearing promissory note to be issued by Rubicon to Paragon having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 1 Special Shares;

"***Rubicon Property Share Requirements***" means the maximum number of Rubicon Common Shares, if any, that would be required to be issued by Rubicon to exercise its rights to acquire any of the current mineral properties of Rubicon, where there has been no agreement by the vendor prior to the Effective Date to accept, following completion of the Arrangement, alternative or additional consideration in lieu of the Rubicon Common Shares which such vendor would have been entitled to receive if such agreement were not entered into;

"***Rubicon Series 1 Special Shares***" means the Series 1 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule "A" to the Plan of Arrangement;

"***Rubicon Series 2 Special Shares***" means the Series 2 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule "A" to the Plan of Arrangement;

"***Rubicon Special Shares***" means Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares;

"***Rubicon Stock Option Plan***" means the existing stock option plan of Rubicon;

"***Rubicon Warrants***" means the outstanding common share purchase warrants of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof, and includes the Compensation Options and the warrants which are issuable on exercise of the Compensation Options;

"***Security Holder***" means a holder of Rubicon Common Shares and/or Rubicon Warrants;

"Share Distribution Record Date" means the close of business on a day to be fixed by the TSX and the TSX-V for the purpose of determining the Rubicon Shareholders entitled to receive New Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares under the Arrangement;

"***Shareholder***" means a holder of Rubicon Common Shares and "Shareholders" means more than one Shareholder;

"***Special Resolution***" means a resolution passed by a majority of not less than 2/3 of the votes cast by the Shareholders and by the Africo Shareholders, respectively, who vote in respect of such resolution at the respective Meetings;

"***Tax Proposals***" means all specific proposals to amend the ITA and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

"***Tax Ruling***" means an advance income tax ruling from the Canada Revenue Agency confirming the Canadian federal income tax consequences of certain aspects of the Arrangement;

"***Technical Reports***" means the reports entitled "Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake, Ontario, for the period January 2005 to June 2005, NTS 52N/04" prepared by Marc Prefontaine, M.Sc., P.Geo. dated December 9, 2005; "Technical Report for the Golden Promise Property, Badger and Grand Falls Areas, NTS 12A/16 and 02D/13, Newfoundland and Labrador" prepared by Larry R. Pilgrim, B.Sc., P.Geo. dated January 6, 2006; "Technical Report for the JBP Linear Property, Gander and Gander River Areas, NTS 2D/15 and 2E/02, Newfoundland and Labrador", prepared by Larry R. Pilgrim, B.Sc., P.Geol., dated December 9, 2005; and "Kalukundi Project - Technical Report" prepared by John Hearne, BEng, MAusIMM, Julian Verbeek, B.Sc. (Hon.), PhD. (Geol.), MAusIMM and David Dodd, BSc (Hons), FSAIMM dated June, 2006;

"Trading Price" means the weighted average price of the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, on the TSX or the TSX-V, as the case may be, for the First 5 trading days on which such shares trade on such stock exchange after the Effective Date;

"***Transfer Agent***" means Computershare Investor Services Inc;

"***TSX***" means the Toronto Stock Exchange;

"***TSX-V***" means the TSX Venture Exchange; and

"***Warrant Holder***" means a holder of Rubicon Warrants.

GLOSSARY OF MINING TERMS

The following is a glossary of technical terms and abbreviations used in this Circular:

"***Ag***" means silver;

"***ankerite***" means a carbonate mineral with the chemical formula (Ca, Mg, Fe) CO_3;

"***Archean***" - means geological ages older than 2.4 billion years;

"***arsenopyrite***" means a sulphide of arsenic and iron having the chemical formula FeAsS;

"***Au***" gold;

"***breccia***" means rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material;

"***chert***" means fine-grained or glassy crytocrystalline silica which is very hard and highly variable in colour, usually, but not exclusively sedimentary;

"***chip sample***" means a sample composed of continuous chips of rock collected over a specific surface line and distance;

"***clastic***" means a sedimentary rock composed primarily from fragments of pre-existing rocks or fossils;

"***Cu***" means copper;

"***disseminated***" means mineralization scattered through a volume of host rock;

"***EM***" means electromagnetic (a type of geophysical survey);

"***felsic***" means light-coloured silicate minerals such as quartz, feldspar and feldspathoids;

"***float***" means a rock which has been transported from its bedrock source;

"***flows***" means volcanic rocks which were formed on the surface of the earth;

"***grab sample***" means a selected sample taken from a specific location which is not necessarily representative;

"***hydrothermal alteration***" means alteration of a rock which involves heated or superheated water;

"***Indicated Mineral Resource***" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

"***Inferred Mineral Resource***" means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

"***interflow***" means rocks that occur between flows;

"***intrusive***" means a body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface;

"***IP***" means induced polarization (a type of geophysical survey);

"***komatiite***" means a rock with distinct textural features (e.g. spinifex texture) and chemical composition (i.e. high magnesium oxide, >18% MgO);

"***mafic***" means a term used to describe ferromagnesian-rich minerals and rocks;

"***magnetite***" means an oxide or iron, formula Fe3O4;

"***Measured Mineral Resource***" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

"***Mineral Resource***" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

"***Mineral Reserve***" means a Mineral reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is Mined;

"***net smelter return royalty***" means the gross revenues as a payment realized from the disposition of product after deduction of limited deductions, such as cost incurred for sampling and assaying, transportation, insurance, treatment penalties, taxes on product or its disposition. A net smelter return is a share of the net revenues generated from the sale of metal produced by a mine;

"***NSR***" means net smelter return royalty;

"***Ordovician***" means the geological period commencing 500 million years ago and lasting approximately 75 million years;

"***oz/ton***" means ounces per short ton;

"***patented mining claim***" means a grant from the Crown in fee simple or for a less estate made under the Great Seal, and includes leasehold patents and freehold patents;

"***Preliminary Feasibility Study***" means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective methods of mineral processing has been determined. This Study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonable, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

"***ppm***" means parts per million;

"***pyrite***" means an iron sulphide mineral with the chemical formula FeS2;

"***pyrrhotite***" means an iron bearing sulphide mineral having the chemical formula $Fe_{1-x}S$;

"***quartz-carbonate***" means a mineral containing the carbonyl ion CO^{-3}, as in the mineral calcite $CaCO_3$;

"***shear zone***" means an area of rock which has failed or sheared in response to applied stress;

"***stockwork***" means a small- to large-scale branching and cross-cutting series of fissures filled with mineral matter;

"***stratabound***" means contained within beds or layers of rock;

"***stratigraphic***" means the composition, sequence and correlation of stratified rocks;

"***trench***" means an excavated and/or blasted depression of rock forming a trench;

"***tuff***" means a volcaniclastic rock made up primarily of volcanic ash-size (<2 mm) volcanic material;

"***ultramafic***" means igneous rocks consisting mainly of ferromagnesian minerals to the exclusion of quartz, feldspar and feldspathoids;

"***unpatented mining claim***" means land or mining rights for which a patent, lease, license of occupation or any other form of Crown grant is not in effect;

"***volcanogenic***" means genetically associated with volcanism;

"***VMS***" means volcanogenic massive sulphide; and

"***Zn***" means zinc.

Note to U.S. Readers: All reserve and resource estimates contained in this Circular are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("**NI 43-101**") of the Canadian Securities Administrators and CIM Standards. While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under SEC standards in the United States. As such, information contained in this Circular concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Circular contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the *Securities Exchange Act* of 1934 (United States). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rubicon's actual results, performance or achievements, or developments in Rubicon's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements in this document include statements regarding: Rubicon's proposed Plan of Arrangement, including the proposed transactions involving Africo; the proposed transactions involving Toquima Minerals Corporation; Rubicon's expectations regarding drilling and exploration activities on properties in which

Rubicon has an interest; Rubicon's statements regarding estimates of resources on properties in which Rubicon has an interest; Rubicon's expectations regarding the amount and adequacy of its cash reserves in future periods; and the Rubicon's expectations regarding the amount of expenses in future periods. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from Rubicon's expectations include, among others, risks related to fluctuations in mineral prices; uncertainties related to raising sufficient financing to fund planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of Rubicon's properties; uncertainties involved in the estimation of resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Rubicon's operations; and other risks and uncertainties discussed under the heading "Risk Factors" and elsewhere in this Circular and in other documents which Rubicon files from time to time with the TSX, AMEX, Canadian, United States and other securities regulators. Forward-looking statements are based on the beliefs, estimates and opinions of Rubicon's management on the date the statements are made. Rubicon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of gold, cobalt, copper, and other metals and minerals, the timing of the receipt of regulatory, shareholder and governmental approvals for Rubicon's proposed transactions and exploration and development programs, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms, market competition, the accuracy of Rubicon's resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, the realization of synergies and transaction costs. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Circular is being furnished in connection with the solicitation of proxies by the management of Rubicon for use at the Annual and Special General Meeting of the shareholders of Rubicon to be held on Tuesday, August 8, 2006 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of Rubicon or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made to forward solicitation materials to the beneficial owners of Rubicon Common Shares. All costs of solicitation will be borne by Rubicon.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A Shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be Shareholders to attend and act at the Meeting for the Shareholder and on the Shareholder's behalf.

The individuals named in the enclosed form of proxy are the Chairman of the Board of Directors of Rubicon and the President and Chief Executive Officer of Rubicon (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting. Proxies may be sent to Computershare Investor Services Inc. using one of the following methods:

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:	
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.computershare.com/proxy

Revocation of Proxy

A Shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or

attorney of the corporation, and delivered either to the registered office of Rubicon, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a Shareholder properly completing, executing and depositing another form of proxy bearing a later date at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "Appointment of Proxy" above or by the Shareholder personally attending the Meeting, withdrawing his or her prior proxy and voting the Rubicon Common Shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Rubicon Common Shares represented by a properly completed, executed and deposited proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Rubicon Common Shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE RUBICON COMMON SHARES REPRESENTED BY THE PROXY "FOR" SUCH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of common shares of Rubicon or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Rubicon Common Shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the Rubicon Common Shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer ("**NI-54-101**"), Rubicon will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the "**meeting materials**") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("**Non-Objecting Beneficial Owner**" or "**NOBO**").

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Rubicon or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, Rubicon (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by Rubicon's agent to NOBOs include a scannable Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, Rubicon will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("**Objecting Beneficial Owner**" or "**OBO**").

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as ADP to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc., in the manner set out above under "Appointment of Proxy," with respect to the Rubicon Common Shares beneficially owned by such OBO; or

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The authorized share structure of Rubicon consists of an unlimited number of Rubicon Common Shares without par value. As at July 4, 2006, Rubicon has issued and outstanding 76,152,525 fully paid and non assessable Rubicon Common Shares, each Rubicon Common Share carrying the right to one vote. Rubicon has no other classes of voting securities.

Record Date

Any Shareholder of record at the close of business on July 4, 2006 (the "**Record Date**") who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting. Notwithstanding the foregoing, holders of Rubicon Warrants who exercise their warrants on or before 4:30 p.m. (Vancouver time) on July 18, 2006 will also be entitled to vote the Rubicon Common Shares issued on exercise of such warrants at the Meeting. Upon exercise, such holders of Rubicon Warrants will be mailed a form of proxy which, once duly completed and returned to Computershare Investor Services Inc. in the manner and subject to the provisions described above, will enable them to vote such Rubicon Common Shares at the Meeting.

Principal Holders

To the knowledge of the directors and executive officers of Rubicon, as at July 4, 2006, there were no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Rubicon Common Shares carrying more than 10% of the voting rights attached to all outstanding Rubicon Common Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed below and elsewhere in this Circular, none of the directors or executive officers of Rubicon, no proposed nominee for election as a director of Rubicon, none of the persons who have been directors or executive officers of Rubicon since the commencement of Rubicon's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Proposed Plan of Arrangement

David W. Adamson, director, President and CEO of Rubicon, currently serves on Africo's board of directors as Rubicon's nominee, and was formerly also President and CEO of Africo. William J. Cavalluzzo, Vice-President, Investor Relations of Rubicon, until recently also served on Africo's board of directors as a Rubicon nominee. In those respective capacities Messrs. Adamson and Cavalluzzo were granted Africo Options on March 18, 2005, and accordingly will participate in the Arrangement as Africo optionholders, as well as Rubicon Shareholders and optionholders. Subsequent to the year ended December 31, 2005, Africo also granted Mr. Adamson additional stock options and resolved to pay Mr. Adamson a cash bonus in respect of services rendered to Africo. See Schedule "K", "Information Concerning CopperCo after the Arrangement – Executive Compensation".

Rubicon's Compensation Committee retained an independent executive compensation consultant in order to review the aforementioned compensation from Africo to determine if it was fair and appropriate. The results of this independent advice led Rubicon's Compensation Committee to form the view that the compensation was fair and appropriate, and that subject to no objections being raised regarding the option grants and their pricing by any applicable regulatory authority, Rubicon could support such awards. As at the date of this Circular, Rubicon has not been advised that any applicable regulatory authority has any objections to these grants.

It is expected that certain current members of the Board of Directors of Rubicon and senior management of Rubicon will assume positions with the Board of Directors and senior management of Paragon, and accordingly will be granted stock options and will receive other remuneration for their respective duties. See Schedule "J", "Information Regarding Paragon After the Arrangement – Directors and Officers of Paragon", "Executive Compensation" and "Proposed Executive Compensation".

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

For the purposes of this Circular, the following terms have the following meanings:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**Executive Officer**" means any chairman or Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit, division or function such as sales, finance or production and an officer of the Company or of a subsidiary of the Company who performed a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary of the Company.

(d) "**Named Executive Officer**" means

   (i) each Chief Executive Officer;

   (ii) each Chief Financial Officer;

   (iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

   (iv) any additional individuals who would have been included under paragraph (iii) were it not for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

(e) "**Stock Appreciation Right**" ("**SAR**") means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

(f) "**Long-Term Incentive Plan**" ("**LTIP**") means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

Summary of Compensation

The following table sets forth all compensation paid by the Company and/or its subsidiaries for the financial years ended December 31, 2005, 2004 and 2003, in respect of the individuals who were, at December 31, 2005, the Chief Executive Officer, the Vice-President, Investor Relations and the Chief Financial Officer of the Company, and for an individual who was the Chief Financial Officer of the Company until August 24, 2005 (together the "**Named Executive Officers**").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
Name and Principal Position	Period	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
DAVID W.	2005	195,000(1)	-	-	250,000(5)	-	-	7,500(6)
ADAMSON	2004	130,000(1)	40,000(2)	-	-	-	-	-
President & CEO	2003	78,000(1)	60,000(3)	265,000(4)	-	-	-	-
WILLIAM J.	2005	130,000(7)	-	-	250,000(5)	-	-	7,500(6)-
CAVALLUZZO	2004	60,000(7)	25,000	-	-	-	-	-
Vice-President, Investor Relations	2003	60,000(7)	35,000	274,000(4)	-	-	-	-
PETER G. WONG(8)	2005	80,981(8)	-	-	75,000(5)	-	-	5,333(6)
Former CFO	2004	90,000	10,000(2)	-	-	-	-	-
	2003	3,913	-	-	300,000(9)	-	-	-
ROBERT G.	2005	29,615(10)	-	-	150,000(11)	-	-	-
LEWIS(10)	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
CFO	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Salary paid pursuant to an Employment Agreement dated January 1, 2002. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for particulars.
(2) The bonus was awarded and accrued in 2004 and paid in 2005.
(3) The bonus was awarded and accrued in 2003 and paid in 2004.
(4) Represents the aggregate dollar value of the difference between the exercise price of stock options and the closing market price on the trading day immediately prior to exercise.
(5) Stock options granted on January 6, 2005 exercisable at $1.18 per share until January 6, 2010. The options were terminated on November 24, 2005, 90 days after Mr. Wong cessation of employment.
(6) David W. Adamson and William J. Cavalluzzo received director's fees from Africo Resources Ltd. Mr. Wong received consulting fees from Africo Resources Ltd. after ceasing to be CFO of Rubicon.
(7) Salary paid pursuant to Employment Agreement dated January 1, 2002. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for particulars.
(8) Mr. Wong was the CFO of Rubicon from December 10, 2003 until August 24, 2005. Salary paid pursuant to Employment Agreement dated December 1, 2003. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for particulars.
(9) Stock option granted on December 10, 2003 exercisable at $1.46 per share until December 10, 2013. The options were terminated on November 24, 2005, 90 days after Mr. Wong cessation of employment.
(10) Mr. Lewis was appointed the CFO of the Company on September 22, 2005. Salary paid pursuant to an Employment Agreement dated September 1, 2005. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for particulars.
(11) Stock option granted on September 12, 2005 exercisable at $0.74 per share until September 12, 2010.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options/SAR's

The following table sets forth particulars of stock options granted to the Named Executive Officers during the financial year ended December 31, 2005.

Options/SAR Grants During the Financial Year Ended December 31, 2005

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
DAVID W. ADAMSON *President & CEO*	250,000[(1)]	18.4%	$1.18	$1.18	January 6, 2010
WILLIAM J. CAVALLUZZO *Vice-President, Investor Relations*	250,000[(1)]	18.4%	$1.18	$1.18	January 6, 2006
PETER G. WONG *Former CFO*	75,000[(1)]	5.5%	$1.18	$1.18	January 6, 2010[(2)]
ROBERT G. LEWIS *CFO*	150,000[(3)]	11.0%	$0.74	$0.74	September 12, 2010

Notes:

(1) These stock options were granted on January 6, 2005.
(2) The option was terminated on November 24, 2005, 90 days after Mr. Wong's cessation of employment.
(3) This stock option was granted on September 12, 2005.

The foregoing stock options were granted by the Board of Directors of Rubicon pursuant to the Rubicon Stock Option Plan which was previously approved by the Shareholders. The Board of Directors made the grants based upon the recommendations of the Compensation Committee after review of an independent report on executive compensation commissioned by the Board of Directors. Under the terms of the Rubicon Stock Option Plan, the options will terminate 90 days after the optionee ceases to be a director, senior officer, employee or consultant of the Company or a subsidiary, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth particulars of stock options exercised during the financial year ended December 31, 2005, and the financial year end value of unexercised stock options held by the Named Executive Officers as at December 31, 2005.

Aggregated Option/SAR Exercises During the Financial Year Ended December 31, 2005 And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
DAVID W. ADAMSON *President & CEO*	Nil	N/A	284,375 (exercisable)[(1)] 140,625 (unexercisable)	29,750 (exercisable)[(2)] Nil (unexercisable)
WILLIAM J. CAVALLUZZO *Vice-President, Investor Relations*	Nil	N/A	284,375 (exercisable)[(1)] 140,625 (unexercisable)	29,750 (exercisable)[(2)] Nil (unexercisable)
PETER G. WONG *Former CFO*	Nil	N/A	Nil[(3)]	N/A

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
ROBERT LEWIS *CFO*	Nil	N/A	21,428 (exercisable)(4) 128,572 (unexercisable)	5,571 (exercisable)(2) 30,857 (unexercisable)

Notes:

(1) Stock option granted on August 8, 2002 to purchase 175,000 Rubicon Common Shares at $0.83 per share. Stock option granted on January 6, 2005 to purchase 250,000 Rubicon Common Shares at $1.18 per share (56.25% not vested at December 31, 2005).

(2) Based on the difference between the closing price of $1.00 for the Rubicon Common Shares on the TSX on December 30, 2005 and the exercise price of the stock options.

(3) Peter Wong's stock options were terminated on November 24, 2005, 90 days after his cessation of employment.

(4) Stock option granted on September 12, 2005, to purchase Rubicon Common Shares at $0.74 per share, vesting in stages over a three year period from the date of grant (85.7% not vested at December 31, 2005).

Termination of Employment, Change in Responsibilities and Employment Contracts

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company, under which he received a salary of $78,000 per annum. Mr. Adamson's salary was increased to $130,000 per annum effective January 1, 2004 and to $195,000 effective January 1, 2005. This employment agreement has a term of three years and is automatically renewed for further terms of one year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board of Directors of Rubicon, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's members receive less than 51% of outstanding common shares of the new or continuing corporation ("**Significant Change**"), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of the Significant Change, Mr. Adamson may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect.

By an employment agreement dated January 1, 2002, the Company engaged the services of William J. Cavalluzzo as Vice-President, Investor Relations of the Company, under which he received a salary of $60,000 per annum. Mr. Cavalluzzo's salary was increased to $130,000 per annum effectively January 1, 2005. This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a Significant Change, then at the option of Mr. Cavalluzzo exercisable at any time within 6 months after the date of the Significant Change, Mr. Cavalluzzo may elect to continue to be employed by the Company or give notice of termination, in which event the Company shall pay Mr. Cavalluzzo an amount equal to two times the annual salary then in effect.

By an employment agreement dated December 1, 2003, the Company engaged the services of Peter G. Wong as Chief Financial Officer of the Company under which he received a salary of $90,000 per annum. Mr. Wong's salary was increased to $125,000 per annum effective January 1, 2005. Mr. Wong resigned as Chief Financial Officer and employee of the Company on August 24, 2005.

By an employment agreement dated September 12, 2005, the Company engaged the services of Robert Lewis as Chief Financial Officer of the Company, under which he receives a salary of $100,000 per annum. This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party. This employment agreement provides that in the event of a Significant Change, then at the option of Mr. Lewis exercisable at any time within 6 months after the date of the Significant Change, Mr. Lewis may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Lewis an amount equal to two times the annual salary then in effect.

The aforementioned four individuals have agreed to waive the application of the aforementioned "Significant Change" provision with respect to the Arrangement, to the extent that the Arrangement may constitute a Significant Change.

The criteria used to determine the amount payable to the Named Executive Officers were based on industry standards and the Company's financial circumstances. The employment agreements with the Named Executive Officers and subsequent increases in salaries were accepted by the Board of Directors of Rubicon based on recommendations of the Compensation Committee.

Composition of the Compensation Committee

The Compensation Committee of the Company currently consists of Christopher J. Bradbrook (Chair), Philip S. Martin and John Brodie, FCA, all of whom are independent directors. David R. Reid resigned as Chair of the Compensation Committee on June 14, 2006, at which time Mr. Bradbrook was appointed as Chair. Other than as disclosed in this Circular, no member of the Compensation Committee had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Compensation of Directors

During the fiscal year ended December 31, 2005, the Company paid cash compensation, directly or indirectly, to directors of the Company other than the Named Executive Officers (the "**Other Directors**") as follows:

1. J. Garfield MacVeigh, Chairman of the Board of Directors of Rubicon: $120,000 for services as an officer and for providing geological services to the Company.

2. Michael J. Gray, former Vice-President Exploration and Corporate Secretary: $32,500 for services as an officer and for providing geological services to the Company. Mr. Gray resigned as a director of to the Company on January 27, 2005 and resigned his employment with to the Company effective April 15, 2005. He was paid $45,000 pursuant to a settlement agreement upon his resignation on April 15, 2005.

3. David R. Reid: The Company accrued or paid Davis & Company LLP, the Company's legal counsel $302,000 in legal fees net of a fee reduction to the Company's subsidiary, Toquima Minerals Corporation, for legal services. David R. Reid, a director of the Company, is a senior partner of Davis & Company LLP.

By an employment agreement dated August 1, 1996, the Company engaged the services of J. Garfield MacVeigh to act as President and CEO, and to provide geological services to the Company. Under the employment agreement, Mr. MacVeigh received a salary of $60,000 per annum for a term of three years ending on July 31, 1999, which has been automatically renewed annually on the anniversary date for further terms of one year each and now also applies to Mr. MacVeigh in his capacity as Chairman. Mr. MacVeigh's salary was increased to $85,000 per annum effective January 1, 2004 and to $120,000 effective January 1, 2005. This employment agreement provides that in the event of a Significant Change, then at the option of Mr. MacVeigh exercisable at any time within 6 months after the date of the Significant Change, Mr. MacVeigh may elect to continue to be employed by the Company or give notice of termination in which event, the Company shall pay Mr. MacVeigh an amount equal to two times the annual salary then in effect.

Other than as set out above, the Company has no pension plan and no standard or other arrangement for compensation to the Other Directors except for fees to the independent directors, and the granting of stock options.

The independent directors are paid a quarterly fee, in advance, of $3,000 plus $500 for each directors' meeting or committee meeting attended and an additional quarterly fee of $750 if they hold the position of chair of any committee. For the financial year ended December 31, 2005, the Company paid Philip S. Martin a total of $18,000, John R. Brodie, FCA a total of $18,000 and Kevin D. Sherkin a total of $14,000 in directors' fees.

Stock options were granted to the Other Directors by the Company during the financial year ended December 31, 2005, as follows:

Name	Grant Date	Securities Under Option/SARs Granted	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(2)	Expiration Date
J. Garfield MacVeigh	January 6, 2005	250,000	1.18	1.18	January 6, 2010
Michael J. Gray	January 6, 2005	250,000	1.18	1.18	January 6, 2010
Philip S. Martin	January 6, 2005	150,000	1.18	1.18	January 6, 2010
David R. Reid	January 6, 2005	200,000	1.18	1.18	January 6, 2010
John R. Brodie, FCA	January 27, 2005	200,000	1.18	1.18	January 27, 2010
Kevin D. Sherkin	January 27, 2005	200,000	1.18	1.18	January 27, 2010
Christopher Bradbrook	December 14, 2005	200,000	0.86	0.86	December 14, 2010

Notes:

(1) The exercise price of stock options is determined by the Board of Directors of Rubicon in accordance with the Rubicon Stock Option Plan. The exercise price shall be no less than the Market Price as defined in the Rubicon Stock Option Plan. Market Price means the last closing price of the shares on the TSX before the date of grant.

(2) Closing market price of the Company's shares at the TSX at the date of the grant.

During the year ended December 31, 2005, Philip S. Martin exercised stock options that had a market value that exceeded the exercise price by $48,750.

Report on Executive Compensation

The compensation of Rubicon's executive officers and the recommendations with respect to the Rubicon Stock Option Plan are determined by the Compensation Committee. Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration. The Compensation Committee has, as part of its review and evaluation process, engaged independent third party executive compensation consultants and relied in part on reports prepared by such consultants.

In order to attract and retain key personnel, Rubicon employs a combination of base compensation and equity participation through the Rubicon Stock Option Plan. In establishing levels of remuneration and in granting stock options and bonuses, the executive's performance, level of expertise, responsibilities, length of service to Rubicon and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.

The Rubicon Stock Option Plan is administered by the Compensation Committee. The Rubicon Stock Option Plan is designed to give each option holder an interest in preserving and maximizing Shareholder value in the longer term, to enable Rubicon to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

Base Salary

In the Compensation Committee's view, paying base compensation that is competitive in the markets in which Rubicon operates is a first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer's performance, a consideration of competitive compensation levels in companies similar to Rubicon and a review of the performance of Rubicon as a whole and the role such executive officer played in such company performance.

Bonus

Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or Rubicon financial performance. Bonus levels will be determined by level of position with Rubicon.

Long-Term Incentive

Rubicon provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the TSX. On May 6, 2003, the Board of Directors of Rubicon adopted the Rubicon Stock Option Plan to provide incentive to directors, officers, employees and consultants which was amended on April 19, 2004 to increase the number of shares reserved thereunder. Any options granted permit executive officers to acquire Rubicon Common Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted, less any discounts permitted under the policies of the stock exchange on which the Rubicon Common Shares are listed.

The objective of granting options is to encourage executive officers to acquire an ownership interest in Rubicon over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Company and its shareholders.

CEO Compensation

The components of the CEO's compensation are the same as those that apply to all of Rubicon's executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options. The general compensation philosophy of Rubicon for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for Rubicon to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of Rubicon and who have had a material responsibility for long-range strategy development and implementation.

In establishing the CEO's compensation, the Compensation Committee reviews salaries paid to other executive officers of Rubicon, salaries paid to other CEO's in the industry and the CEO's contribution to the affairs of Rubicon and makes recommendations to the Board of Directors of Rubicon.

See "Executive Compensation – Summary Compensation Table" above for more information on remuneration of Named Executive Officers.

The foregoing report has been submitted by: Christopher J. Bradbrook (Chair),
Philip S. Martin and John Brodie, FCA
Compensation Committee

Performance Graph

The following chart compares the yearly percentage change in the cumulative total Shareholder return on the Rubicon Common Shares against the cumulative total Shareholder return of the S&P/TSX Index (Total Return Index Value) and the TSX Gold and Precious Minerals Sub-Index (Total Return Index Value) for the fiscal periods 2000 through 2005, assuming a $100 initial investment with all dividends reinvested.


Comparison of 5 Year Cumulative total Return*
between Rubicon Minerals Corporation, the S&P/TSX Composite Index and the S&P/TSX Composite - Precious Metals & Minerals Sub-index
Dollar Value
$60
$50
$40
$30
$20
$10
$
200
200
200
200
200
200
Rubicon Minerals Corporation
S&P/TSX Composite Index
S&P/TSX Composite - Precious Metals & Minerals Sub-index

	2000	2001	2002	2003	2004	2005
Rubicon Minerals Corporation	$100.00	$219.23	$434.62	$550.00	$465.38	$384.62
S&P/TSX Composite Index	$100.00	$86.06	$74.04	$92.02	$103.50	$126.18
S&P/TSX Composite – Precious Metals & Minerals Sub-index(1)	$100.00	$103.74	$150.44	$213.24	$177.22	$202.15

Note:

(1) Each Index for years 2000 through 2005 is as at December 31.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of Rubicon's compensation plans under which equity securities of Rubicon are authorized for issuance at December 31, 2005.

Equity Compensation Plan Information as at December 31, 2005

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	4,815,000	$1.10	1,128,415
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	4,815,000		1,128,415

Note:

(1) As at December 31, 2005, of the 7,867,415 options which were reserved for the granting of options under the Rubicon Stock Option Plan, 1,924,000 had been granted and exercised, an additional 4,815,000 had been granted and remained outstanding and a remaining 1,128,415 were available for future grants. See "Rubicon Stock Option Plan - Adoption of Plan."

Rubicon has a stock option plan under which Rubicon Common Shares are authorized for issuance. See "Rubicon Stock Option Plan". Rubicon has no other form of compensation plan under which equity securities of Rubicon are

authorized for issuance to employees or non-employees in exchange for consideration in the form of goods and services.

RUBICON STOCK OPTION PLAN

Adoption of Plan

On May 6, 2003, the Board of Directors of Rubicon established the Rubicon Stock Option Plan which was approved by the Shareholders at the Annual General Meeting held on June 12, 2003 and by the TSX-V. The maximum number of Rubicon Common Shares initially reserved for issuance under the Rubicon Stock Option Plan was 6,120,225, being approximately 15% of the number of issued Rubicon Common Shares on the date of establishment of the Rubicon Stock Option Plan by the Board of Directors of Rubicon, which included Rubicon Common Shares which were reserved for issue for stock options granted before the establishment of the Rubicon Stock Option Plan. On April 19, 2004, the Board of Directors of Rubicon approved an amendment to increase the maximum number of Rubicon Common Shares reserved for the granting of stock options under the Rubicon Stock Option Plan to a total of 7,867,415 (being approximately 15% of the number of issued Rubicon Common Shares at April 19, 2004 and 13% of the number of Rubicon Common Shares issued and outstanding as at the date of this Circular). This amendment was passed by way of disinterested Shareholder vote at the 2004 Annual and Extraordinary General Meeting of Shareholders of Rubicon held on May 25, 2004. This increase in the maximum number of Common shares reserved under the Rubicon Stock Option Plan was effected in order that the Company can continue to provide incentives to its directors, officers, employees and consultants. The amendment was accepted for filing by the TSX on June 30, 2004.

As at July 4, 2006, there are stock options outstanding to purchase an aggregate of 4,206,372 Rubicon Common Shares, representing approximately 53% of the stock options available to be granted under the Rubicon Stock Option Plan and 5.5% of the Rubicon Common Shares issued and outstanding. As at the date of this Circular, there are stock options available for granting under the Rubicon Stock Option Plan which, if granted, would enable the holders to purchase an aggregate of 1,088,415 Rubicon Common Shares, representing approximately 14% of the Rubicon Common Shares reserved for the granting of stock options under the Rubicon Stock Option Plan and 1.4% of the Rubicon Common Shares issued and outstanding.

Purpose of the Plan

The purpose of the Rubicon Stock Option Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new directors, senior officers and employees. The Company does not intend to provide financial assistance to facilitate the purchase of Rubicon Common Shares under the Rubicon Stock Option Plan.

General Description/Exchange Policies

The Rubicon Stock Option Plan is administered by the Compensation Committee. A copy of the Rubicon Stock Option Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Rubicon Stock Option Plan, as amended in 2004, which description is qualified in its entirety by the terms of the Rubicon Stock Option Plan:

1. The maximum number of Rubicon Common Shares that may be reserved for issuance of stock options granted under the Plan shall not exceed 7,867,415 Common shares.

2. The exercise price of the stock options, as determined by the Compensation Committee, may not be less than the market price. Under the rules of the TSX, the "market price" is the closing market price of the Rubicon Common Shares on the TSX at the time of the grant of an option.

3. Stock options under the Rubicon Stock Option Plan may be granted by the Compensation Committee to:

(a) a senior officer, director or employee of the Company or an affiliate of the Company;

(b) a consultant (other than an employee or director of the Company) providing consulting, technical, management or other services to the Company, or a consultant company excluding (unless an exemption from prospectus requirements is available under applicable securities laws) a consultant providing investor relations services; and

(c) an employee of a corporation providing management services to the Company, which management services are required for the ongoing successful operation of the business enterprise of the Company but excluding a person engaged in investor relations activities.

4. The term for exercise of stock options is a maximum of ten years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option.

5. Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be an employee, consultant, director, or senior officer of the Company or any related company or as a management company employee, except in the case of persons providing investor relations activities to the Company where the stock options may be exercised until the earlier of the expiry date and a period of not more than 30 days after the optionee's employment or position terminates. If an optionee's employment with the Company is terminated for just cause, the options terminate on the date of such termination of employment.

6. The Compensation Committee has complete discretion to set the terms of any vesting schedule of any options granted, including the discretion to permit partial vesting in stated percentage amounts based on the term of such options or to permit full vesting after a stated period of time has passed from the date of grant.

7. If there is any change in the number of Rubicon Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Rubicon Common Shares, the number of shares available under the Rubicon Stock Option Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX. If the Company amalgamates, merges, or enters into a plan of arrangement with or into another corporation, the shares received on exercise of the options thereafter will reflect the shares that would have been received had the options been exercised immediately prior to the record date for the amalgamation, merger or plan of arrangement and the exercise price will be adjusted proportionately. If a Change of Control (as defined in the Rubicon Stock Option Plan) of the Company occurs, all options will become immediately exercisable. If a bona fide takeover bid (as defined in the British Columbia *Securities Act*) is made for the Rubicon Common Shares, optionees will be entitled to exercise any options they hold to permit the optionee to tender the shares received upon exercise of the options to the takeover bid.

8. Except in certain limited circumstances, the options are non-assignable and non-transferable. Upon the death of the optionee, the options are transferable to a person entitled to them through a will or the applicable laws of descent and distribution and may be exercised by such person until the earlier of the expiry of the term of the options or one year from the date of death of the optionee. If the optionee becomes disabled, the options may be exercised by any guardian of the optionee for a period of 90 days (30 days for optionees engaged in investor relations activities) from the date of termination of the optionee's employment or services resulting from the disability.

9. If any options are cancelled, surrendered, terminated or have expired without being exercised, new options may be granted under the Rubicon Stock Option Plan covering the shares not purchased under such lapsed options.

10. The decrease in the exercise price or an extension of the term of stock options previously granted to insiders requires approval by a "disinterested Shareholder vote" prior to exercise of such repriced stock options.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended December 31, 2005, no director, executive officer, officer, proposed management nominee for election as a director of Rubicon, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to Rubicon or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by Rubicon.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries (if any).

MATERIAL CONTRACTS

For particulars of the material contracts of the Company, other than those mentioned elsewhere in this Circular, to which the Company is a party, see Schedule "I" "Information Concerning Rubicon After the Arrangement – Material Contracts".

For particulars of the material contracts of Paragon, other than those mentioned elsewhere in this Circular, to which Paragon is a party, see Schedule "J" "Information Concerning Paragon After the Arrangement – Material Contracts".

For particulars of the material contracts of CopperCo, other than those mentioned elsewhere in this Circular, to which CopperCo is a party, see Schedule "K" "Information Concerning CopperCo After the Arrangement – Material Contracts".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out elsewhere in this Circular or in the Management Information Circular of Rubicon dated May 17, 2005 (a copy of which is available online at www.sedar.com), no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Private Placement - August 16, 2005

On August 16, 2005, the Company closed a brokered private placement consisting of 9,232,000 units at $0.65 per unit, each unit consisting of one common share and one-half transferable common share purchase warrant. Each

whole warrant entitles the holder to purchase one common share at $0.85 per share until August 16, 2007. Of the subscribers to the private placement, seven were insiders and participated in the private placement as follows:

Name	Relationship	Number of Units
J. Garfield MacVeigh	Director and Senior Officer	10,000
David W. Adamson	Director and Senior Officer	7,700
William J. Cavalluzzo	Senior Officer	7,700
Ian Russell	Senior Officer	3,100
Tizard Explorations Inc.	Associate of Philip S. Martin, Director	100,000
Kevin Sherkin	Director	24,999

Related Party Transactions

For details of related party transactions during Rubicon's 2005 financial year and for the 3-month period ended March 31, 2006, see note 4 to Rubicon's 2005 Annual Audited Consolidated Financial Statements and note 3 to Rubicon's Interim Unaudited Financial Statements for the 3-month period ended March 31, 2006. Both of the foregoing documents are available online at www.sedar.com, and upon request, Rubicon will promptly provide a copy of such documents free of charge to any securityholder of Rubicon.

See also "Interest of Certain Persons or Companies in Matters to Be Acted Upon."

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("**MI 52-110**") requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors. Such information can be found in Items 6.A, 6.C, and 16.A and the full text of the Company's Audit Committee Charter can be found in Exhibit 16.1 of the Company's Form 20F, Annual Report, for the fiscal year ended December 31, 2005, which is available online at www.sedar.com and a copy will be provided free of charge to any security holder of the Company upon request. See also "Interest of Certain Persons or Companies in Matters to be Acted Upon".

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 ("**Disclosure of Corporate Governance Practices**") ("**NI 58-101**"), was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. A discussion of Rubicon's governance practices within the context of NI 58-101 is set out in Schedule "N" to this Circular.

ANNUAL MEETING MATTERS TO BE ACTED ON

RECEIPT OF FINANCIAL STATEMENTS

The financial statements of Rubicon for the financial year ended December 31, 2005 and the auditor's report thereon will be presented to the meeting.

APPOINTMENT OF AUDITORS

The shareholders of Rubicon will be asked to vote for the re-appointment of DeVisser Gray, Chartered Accountants, as auditors of Rubicon for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Rubicon Common Shares represented by any such proxy in favour of a resolution re-appointing DeVisser Gray, Chartered Accountants, as auditors for Rubicon for the ensuing year**, to hold office until the close of the next annual general meeting of shareholders or until the firm of DeVisser Gray, Chartered Accountants is removed from office or resigns. DeVisser Gray, Chartered Accountants, have been the auditors of Rubicon since June 26, 1996.

DETERMINATION OF NUMBER OF DIRECTORS

The shareholders of Rubicon will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution determining the number of directors at seven. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution to determine the number of directors of Rubicon.**

ELECTION OF DIRECTORS

The Board of Directors of Rubicon presently consists of seven directors and it is intended to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director will hold office until the next annual general meeting of Rubicon or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Rubicon, or with the provisions of the BCBCA.

As at the date hereof, the members of the Audit Committee are John R. Brodie (Chair), Kevin D. Sherkin and Philip S. Martin. The members of the Corporate Governance Committee are Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin. The members of the Compensation Committee are Christopher J. Bradbrook (Chair), Philip S. Martin and John R. Brodie. The members of the Nominating Committee are Kevin D. Sherkin (Chair), Philip S. Martin and John R. Brodie. Rubicon does not have an Executive Committee of its board of directors.

The Board of Directors of Rubicon has determined that, in the interests of corporate governance and compliance, the Company will likely appoint a new independent Chairman in due course although no date for such change has been decided upon. Garfield MacVeigh is expected to remain as a director of the Company in the event this change is made.

The following table sets out the name of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of Rubicon now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of Rubicon, the number of Rubicon Common Shares or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as of July 4, 2006:

Name, Position and Province & Country of Residence[(1)]	Present Principal Occupation or Employment[(1)]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled[(1), (2)]
J. GARFIELD MACVEIGH *Chairman of the Board & Director* *British Columbia, Canada*	Exploration Geologist; Chairman of the Board and Director of Rubicon; President and Director of Rubicon Management Ltd.	March 6, 1996	1,303,095[(3)]
DAVID W. ADAMSON *President, CEO & Director* *British Columbia, Canada*	Exploration Geologist; President, CEO and Director of Rubicon; Director of Rubicon Management Ltd.	March 6, 1996	1,078,266[(3)]
DAVID R. REID *Director* *British Columbia, Canada*	Lawyer; Partner of Davis & Company LLP, Barristers & Solicitors	April 6, 2001	196,500
PHILIP S. MARTIN *Director* *Ontario, Canada*	Principal, P.S. Martin & Associates, Financial Consultants	July 11, 2003	190,000

Name, Position and Province & Country of Residence[(1)]	Present Principal Occupation or Employment[(1)]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled[(1), (2)]
JOHN R. BRODIE, FCA *Director* *British Columbia, Canada*	Fellow Chartered Accountant (FCA), President of John R. Brodie Capital Inc. (private management services company)	January 27, 2005	Nil
KEVIN D. SHERKIN *Director* *Ontario, Canada*	Lawyer, Managing Partner of Levine Sherkin Boussidan	January 27, 2005	99,160
CHRISTOPHER J. BRADBROOK *Director* *Ontario, Canada*	President & CEO, New Gold Inc., October 2004 to present; previously Vice-President, Corporate Development of Goldcorp Inc. (TSX), from January 2001 to May 2004	December 14, 2005	Nil

Notes:

(1) The information as to province and country of residence, present principal occupation or employment and the number of Rubicon Common Shares beneficially owned or controlled, is not within the knowledge of the management of Rubicon and has been furnished by the respective nominees. The information as to present province and country of residence, occupation or employment for Christopher J. Bradbrook is for the past five years.

(2) Does not include stock options held by the directors as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
J. Garfield MacVeigh	250,000	$1.18	January 6, 2010
David W. Adamson	175,000	$0.83	August 8, 2007
	250,000	$1.18	January 6, 2010
David R. Reid	175,000	$0.83	August 8, 2007
	200,000	$1.18	January 6, 2010
Philip S. Martin	225,000	$0.84	July 18, 2007
	150,000	$1.18	January 6, 2010
John R. Brodie	150,000	$1.18	January 27, 2010
Kevin D. Sherkin	200,000	$1.18	January 27, 2010
Christopher J. Bradbrook	200,000	$0.86	December 14, 2010

Does not include warrants held by the directors as follows:

Warrant Holder	Number of Shares	Exercise Price	Expiry Date
J. Garfield MacVeigh	5,000	$0.85	August 16, 2007
David W. Adamson	3,850	$0.85	August 16, 2007
Tizard Explorations Inc. (Philip S. Martin)	50,000	$0.85	August 16, 2007
Kevin D. Sherkin	19,230	$0.85	August 16, 2007

(3) Included in the share positions of J. Garfield MacVeigh and David W. Adamson are those shares held directly and indirectly through personal holding corporations and 1/3 each of the issued shares of Rubicon Management Ltd. ("**RML**"), which owns 2,300,000 Rubicon Common Shares. The sole purpose of RML is to act as a holding company. RML does not actively conduct business, nor does it have a management relationship with Rubicon. The shareholders of RML may carry out a butterfly transaction which would result in the Rubicon Common Shares presently owned by RML being directly or indirectly owned as to 1/3 each by the three principals of RML.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the election of the foregoing nominees of management as directors of the Company for the ensuing year.

Except as disclosed herein, to the best of knowledge of the management of Rubicon, no proposed director of Rubicon is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in Rubicon being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

On August 30, 2005, David R. Reid became a director and officer of Harbour Pacific Minerals Inc. ("**Harbour Pacific**"), which has been subject to a cease trade order issued by the Alberta Securities Commission under the *Securities Act* (Alberta) since August 31, 1995. The cease trade order was imposed after Harbour Pacific failed to file and send to its shareholders its unaudited interim financial statements for the period ended April 30, 1995. The cease trade order against Harbour Pacific is still in effect, however David R. Reid joined the Board of Directors of Harbour Pacific to assist with the reactivation of Harbour Pacific.

No proposed director of Rubicon has, within the 10 years before the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON

STOCK OPTION PLAN OF PARAGON

The Board of Directors of Paragon has adopted a stock option plan as part of Paragon's conversion to a public company. For particulars of the plan, see Schedule "J" "Information Concerning Paragon After the Arrangement" – "Proposed Paragon Stock Option Plan". Accordingly, Rubicon's Disinterested Shareholders will be asked at the Meeting to pass the ordinary resolution set out in Schedule "F" of this Circular approving the Paragon Stock Option Plan. In this regard, a total of 3,104,146 Rubicon Common Shares will be withheld from voting at the Meeting, which include Rubicon Common Shares held by Rubicon's Disinterested Shareholders and the directors, senior officers and their associates of Paragon.

The Board of Directors of Rubicon is of a view that passing the ordinary resolution approving the Paragon Stock Option Plan is in the best interest of Rubicon and recommends that shareholders vote in favour of this ordinary resolution. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution.**

STOCK OPTION PLAN OF COPPERCO

The Board of Directors of CopperCo has adopted a stock option plan, as part of CopperCo's conversion to a public company. For particulars of the plan, see Schedule "K", "Information Concerning CopperCo After the Arrangement" – "Proposed CopperCo Stock Option Plan". Accordingly, Rubicon's Disinterested Shareholders will be asked at the Meeting to pass the ordinary resolution set out in Schedule "G" of this Circular approving the CopperCo Stock Option Plan. In this regard, a total of 3,090,346 Rubicon Common Shares will be withheld from voting at the Meeting, which include Rubicon Common Shares held by Rubicon's Disinterested Shareholders and the directors, senior officers and their associates of CopperCo.

The Board of Directors of Rubicon is of a view that passing the ordinary resolution approving the CopperCo Stock Option Plan is in the best interest of Rubicon and recommends that shareholders vote in favour of this ordinary

resolution. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution.**

THE ARRANGEMENT

General

The purpose of the Arrangement is to reorganize Rubicon and its current assets into three separate public companies: Rubicon, Paragon and CopperCo. Pursuant to the Arrangement, a new company, Paragon will acquire all of Rubicon's Newfoundland and Nunavut exploration assets and another new company, CopperCo will acquire all of the issued and outstanding common shares of Africo (a private company in which Rubicon currently holds a 39.6% equity ownership interest). Rubicon will retain all of its other assets, including its Red Lake assets and its interest in Toquima Minerals Corporation ("**Toquima**"). Rubicon has entered into an agreement with Carlin Gold Corporation to sell Rubicon's interest in Toquima (for particulars, see note 6 to Rubicon's Interim Unaudited Consolidated Financial Statements at Schedule "A" to this Circular).

Each Rubicon Shareholder as at the Share Distribution Record Date will hold, immediately after completion of the Arrangement, one (1) New Rubicon Common Share for each one (1) Rubicon Common Share held prior to the Arrangement, one (1) Paragon Common Share for every six (6) Rubicon Common Shares held prior to the Arrangement and that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Common Shares held on the Share Distribution Record Date by the Rubicon-CopperCo Exchange Ratio. In addition, each Africo Shareholder will hold, immediately after completion of the Arrangement one CopperCo Common Share for every Africo Share held prior to the Arrangement.

The Rubicon-CopperCo Exchange Ratio is a fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on such date. As at the date of this Circular, Rubicon holds 7,747,101 Africo Shares, and the fully diluted number of Rubicon Common Shares is 84,011,690, which results in a Rubicon-CopperCo Exchange Ratio of approximately 0.0922, or one CopperCo Common Share for approximately every 10.84 Rubicon Common Shares held. However, if Rubicon were to exercise its conversion rights under the proposed Bridge Loan to Africo prior to the Effective Date, Shareholders would be entitled to receive a greater number of CopperCo Common Shares under the Arrangement, i.e., the aforementioned 0.0922 number would increase slightly and the aforementioned 10.84 number would decrease slightly, as a result of Rubicon holding a greater number of Africo Shares on the Share Distribution Record Date. These numbers cannot be determined at the date of this Circular, because the conversion terms of the Bridge Loan are based on the pricing of the CopperCo/Africo Financing, which pricing has not occurred at the date of this Circular (nor is there any assurance that the Bridge Loan or the CopperCo/Africo Financing will be completed). See Schedule "K", "Information Concerning CopperCo after the Arrangement – Funds Available."

The Arrangement will become effective on the Effective Date, subject to satisfaction of all applicable conditions. The disclosure of the principal features of the Arrangement as summarized below, is qualified in its entirety by reference to the full text of the Arrangement Agreement.

Rubicon Minerals Corporation

Rubicon was incorporated by registration of its memorandum and Articles under the BCBCA on March 6, 1996 under the name Rubicon Minerals Corporation. The Rubicon Common Shares are currently listed on the TSX under the trading symbol "RMX" and on AMEX under the trading symbol "RBY". Rubicon is a reporting issuer in British Columbia, Alberta, Ontario, Quebec, and the United States and files its annual information form, annual and interim financial statements, management discussion and analysis, and other continuous disclosure documents with the securities commissions or similar regulatory authorities in each such province and the United States Securities and Exchange Commission. These public disclosure documents are available under Rubicon's profile on the SEDAR website at www.sedar.com or on the United States Securities and Exchange Commissions website which can be accessed at www.sec.gov.

The diagram below shows Rubicon and its assets prior to the Arrangement:


Rubicon Shareholders
Rubicon Minerals Corporation
(RMX)
African Assets
Red Lake Assets
Nevada - USA Interests
Newfoundland Assets
Africo Resources Limited (39.6%)
Kalukundi Deposit (75%)
McFinley Surface, Land, and Water (100%)
English Royalty Division (100%)
Exploration Properties (variable %)
Toquima Minerals Corporation. (60.4%)
Exploration Properties (variable %)

Upon completion of the Arrangement, it is proposed that Rubicon will retain its interest in the Red Lake assets and the Nevada assets. It is further proposed that the New Rubicon Common Shares will continue to be listed on the TSX and AMEX, subject to Rubicon complying with the continued listing requirements of the TSX and AMEX. The Arrangement is subject to the prior approval of both the TSX and AMEX. There can, however, be no assurances as to whether Rubicon will be able to maintain its listing on either the TSX or AMEX. **For a further description of the business to be carried on by Rubicon following the completion of the Arrangement see Schedule "I" hereto.**

Paragon Minerals Corporation

Paragon was incorporated under the CBCA on July 4, 2006 for the purpose of carrying out the Arrangement. Upon completion of the Arrangement, it is proposed that Paragon will hold Rubicon's Newfoundland exploration assets, along with its Incognita property in Nunavut. **For a further description of the business to be carried on by Paragon following completion of the Arrangement see Schedule "J" hereto.**

Paragon will seek to have the Paragon Common Shares listed for trading on Tier 2 of the TSX-V as soon as possible after the Effective Date. Listing will be subject to Paragon meeting the original listing requirements of the TSX-V. There can, however, be no assurances as to if, or when, the Paragon Common Shares will be listed on the TSX-V.

CopperCo Resource Corp.

CopperCo was incorporated under the CBCA on July 4, 2006 for the purpose of carrying out the Arrangement. Upon completion of the Arrangement, it is proposed that CopperCo will hold all of the issued and outstanding Africo Shares. **For a further description of the business to be carried on by CopperCo following completion of the Arrangement see Schedule "K" hereto.**

CopperCo will seek to have the CopperCo Common Shares listed for trading on the TSX as soon as possible after the Effective Date. Listing will be subject to CopperCo meeting the original listing requirements of the TSX. If CopperCo is unsuccessful in having its shares listed on the TSX, CopperCo will apply to have the CopperCo Common Shares listed on the Alternative Investment Market ("**AIM**") of the London Stock Exchange. There can, however, be no assurances as to if, or when the CopperCo Common Shares will be listed on the TSX or AIM.

The diagram below shows companies and shareholders on successful completion of the Arrangement:


CopperCo
Shareholders
Africo Resources
Ltd. (formerly
CopperCo
Resources Corp.)
Africo Resources
(B.C.) Ltd.)
(formerly Africo
Resources Ltd.)
(100%)
Kalukundi Deposit
(75%)
Rubicon
Shareholders
Rubicon Minerals
Corporation (RMX)
Red Lake
Assets
Nevada - USA
Interests
McFinley Surface, Land,
and Water (100%)
English Royalty
Division (100%)
Exploration Properties
(variable %)
Toquima Minerals Corp.
(60.4%)
Paragon
Shareholders
Paragon Minerals
Corporation
Newfoundland
Assets
Exploration Properties
(variable %)

Background to the Arrangement

General

In May 2005, the Board of Directors and management of Rubicon began considering ways to realize the value of Rubicon's various assets and exploration properties in order to maximize Shareholder value. It was management's view that despite significant discoveries in the Newfoundland, the value of these assets was not being reflected in the Rubicon Common Share price. Management proposed to the Board of Directors of Rubicon the separation of Rubicon's Newfoundland exploration assets into a new publicly traded company as a means of realizing greater value for its Newfoundland assets.

Following initial approval from the Board of Directors of Rubicon, Rubicon issued a press release on June 8, 2005 announcing its intention to form a new company that would hold Rubicon's interest in its Newfoundland properties. Rubicon announced its intent to distribute its current Newfoundland assets to existing Rubicon Shareholders by way of a Plan of Arrangement.

In September, 2005, in order to properly consider potential value enhancement strategies, Rubicon commissioned an internal analysis by its financial advisor, Roman Friedrich & Company ("**RFC**"), as well as a third party independent analysis by Research Capital Corporation ("**RCC**") acting as independent financial advisor. The RFC and RCC analyses each considered technical, business, and financial data; financial forecasts; trading comparables; and trading history. Presentations of such analyses were completed and made the Board of Directors of Rubicon in early October of 2005. Both RFC and RCC concluded that Rubicon's asset value was not fully reflected in its share price.

RFC's and RCC's presentations were not formal valuations of Rubicon of any of its properties but rather were analyses for the Board of Directors of Rubicon of the potential for shareholder value enhancement through a separation of Rubicon's assets.

The Board of Directors of Rubicon met on October 11, 2005 to review a report prepared by management on the analyses of Rubicon's base and precious metal assets. After consideration of the management report and the analyses of RFC and RCC, the Board of Directors of Rubicon approved in principle a reorganization of Rubicon's

assets in order to seek to realize greater Shareholder value. Rubicon issued a news release on November 21, 2005 outlining the proposed corporate reorganization.

Africo Negotiations and Support Agreement

Since that time, Rubicon has been in discussions and negotiations with Africo regarding the structure and commercial terms of such a reorganization. Rubicon reached agreement with the Board of Directors of Africo on the broad outline and objectives of such a transaction on March 23, 2006. Subsequent discussions and negotiations took place regarding the exact structure, agreements and commercial terms. On May 15, 2006, five major shareholders of Africo (the "**Principal Africo Shareholders**") and Rubicon entered into a support agreement (the "**Africo Support Agreement**") pursuant to which the Principal Africo Shareholders agreed to support the Arrangement, on condition that the Arrangement Agreement be entered into by June 30, 2006. As at July 7, 2006, 4 of the 5 Principal Africo Shareholders have signed an amended and restated version of the Africo Support Agreement to, among other things, extend the termination date of the Africo Support Agreement to September 30, 2006 if the Effective Date of the Arrangement has not occurred by such time. Although Africo currently expects that the remaining Principal Shareholder will execute the amended and restated Africo Support Agreement, there can be no assurance that this will occur. See "Africo Support Agreement".

Engagement of Research Capital Corporation

On May 23, 2006, the Board of Directors of Rubicon retained RCC to provide financial advice and assistance to the Board in evaluating the Arrangement, including the preparation and delivery of an update of the presentation which RCC had given to the Board of Directors of Rubicon in October of 2005, as described above. The engagement agreement between RCC and the Board of Directors of Rubicon provides that RCC will receive a fee of Cdn.$100,000 for its services, will be reimbursed for its reasonable out-of-pocket expenses and will be indemnified by Rubicon against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The fees payable to RCC are not contingent in whole or in part on the outcome of the Arrangement or the related transactions described in the Circular. RCC has represented to the Board of Directors of Rubicon that RCC is independent of all interested parties in the transaction.

Updated RCC Presentation

RCC delivered its updated analysis presentation (the "**Updated Presentation**") to the Board on June 14, 2006.

RCC made estimates of the implied equity values of Rubicon's three relevant asset classes, i.e. Rubicon's interest in Africo, its Red Lake and Nevada assets and its Newfoundland assets. For such purposes, RCC made certain assumptions with respect to Africo's Kalukundi project, and considered two different valuation scenarios. In the "base case" scenario, RCC assumed that 7.8Mt of reserves are brought into production and that no currently identified resources are converted into reserves. RCC also considered an "expanded case" scenario where an additional 5.0Mt of resources are proved-up to the reserve category and added to the existing 7.8Mt of reserves prior to start of production, for a total of 12.8Mt of reserves being mined over the life-of-mine at Kalukundi. RCC's analysis with respect to the Kalukundi project was based in part on the results of the completed feasibility study which Rubicon announced on May 23, 2006.

In its review of Rubicon's properties and related interests for purposes of preparing the Updated Presentation, RCC again considered and reviewed such matters as business and financial data; interviews with Rubicon's management; a review of companies comparable to Rubicon; and trading analysis. RCC undertook the following analysis and methodologies: a discounted cash flow analysis; a comparable companies analysis; an expenditure and market capitalization analysis; a share trading summary; a shareholder summary; a float turn-over analysis; a volume at price analysis; and a volume weighted average price analysis.

The Updated Presentation again concluded that Rubicon's asset value was not reflected in its share price. The Updated Presentation is not a formal valuation of Rubicon or any of its assets, but rather an updated analysis for the Board of Directors of Rubicon of the potential for shareholder value enhancements through a separation of Rubicon's assets (as proposed under the Plan of Arrangement).

Rubicon Support Agreements and Arrangement Agreement

Rubicon has recently been in discussions with certain significant Shareholders ("**Significant Rubicon Shareholders**") in order to obtain their formal support for the Arrangement by way of support agreements. As of the date of this Circular, seven such support agreements have been entered into with Shareholders holding in the aggregate 13,494,685 Rubicon Common Shares, or approximately 17.7% of the currently issued and outstanding Rubicon Common Shares.

On July 6, 2006, after reaching agreement on the remaining business, tax, regulatory and other issues, Rubicon, Africo, Paragon and CopperCo entered into the Arrangement Agreement. See "The Arrangement – Rubicon Support Agreements" and "Arrangement Agreement."

Reasons for the Arrangement

The Board of Directors of Rubicon has concluded that the proposed corporate reorganization pursuant to the Arrangement is in the best interests of Rubicon and its Shareholders, and is designed to enhance Shareholder value, for the following primary reasons:

1. Rubicon believes its current interest in Africo is not reflected in the Rubicon Common Share price and that this asset can be more effectively managed within its own company. Rubicon also believes that the interest in Africo could generate significant Shareholder value provided that Africo achieves its milestones of feasibility, resource expansion and production of the Kalukundi Copper-Cobalt deposit located in the DRC;

2. The formation of CopperCo and the distribution under the Arrangement of CopperCo Common Shares to the Shareholders will give them a direct interest in a company whose primary focus, through Africo, will be to advance the Kalukundi Copper-Cobalt deposit to production;

3. Rubicon believes that it has advanced its Newfoundland assets to the point where they can be more effectively explored within a new company. A new public company will facilitate separate fundraising, exploration and development strategies that will be required to move these properties forward;

4. The formation of Paragon and the distribution under the Arrangement of Paragon Common Shares to the Shareholders will give them a direct interest in a more aggressive exploration company whose primary focus will be to advance and develop gold and base metal projects in Atlantic Canada;

5. The ownership of the Newfoundland exploration assets by Paragon and the African assets by CopperCo, through Africo its wholly-owned subsidiary, will enable them to be more appropriately valued in the public market. The separation of these assets from Rubicon will allow a more accurate valuation of Rubicon, Paragon and CopperCo on a standalone basis against similar mineral exploration and development companies and industry benchmarks. The Board of Directors of Rubicon believes this should enhance the likelihood that each entity will achieve appropriate market recognition, and allow the holders of Paragon Common Shares, CopperCo Common Shares and New Rubicon Common Shares to realize value which should be attributed to the separate companies;

6. As separate public companies, Paragon and CopperCo will have direct access to public and private capital markets and will be able to issue debt and equity to fund exploration of their respective mineral properties;

7. As separate public companies, Paragon and CopperCo will be able to establish equity based compensation programs that should enable them to better attract, motivate and retain key employees; and

8. Rubicon will continue to be a leading exploration company in the Red Lake Gold Camp and will continue its focus on the exploration and development of its Red Lake gold properties.

David W. Adamson is a Director of Africo (as one of Rubicon's two representatives on the Africo board) and in such capacity has received certain compensation described in "Interest of Certain Persons or Companies in Matters to Be Acted Upon." Mr. Adamson declared his interest in such matters to the Board of Directors of Rubicon at the

meeting which was held to consider and approve the Arrangement, and abstained from voting on the Rubicon directors' resolutions approving the Arrangement and all related matters. See also Schedule "K", "Information Concerning CopperCo After the Arrangement – Executive Compensation."

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is annexed as Schedule "D" to this Circular, and the Plan of Arrangement, which forms Appendix I to the Arrangement Agreement. Each of these documents should be read carefully in its entirety.

Pursuant to the Plan of Arrangement, save and except for Dissenting Shares, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(a) Rubicon's authorized share structure shall be amended by:

(i) altering the name of the unlimited number of common shares without par value to be an unlimited number of Class A Common shares without par value;

(ii) creating the following three new classes of shares:

A. an unlimited number of common shares without par value;

B. an unlimited number of series 1 special shares with a par value equal to the net book value of the Paragon Transferred Assets; and

C. an unlimited number of series 2 special shares with a par value equal to the net book value of the Rubicon Africo Shares.

The shares of Rubicon described above shall have the rights and restrictions set out in Rubicon's Articles. Rubicon's Articles shall be amended by adding, as Article 26 of the Articles, the rights and restrictions set out in Schedule "A" of the Plan of Arrangement;

(b) Rubicon's central securities register for the Rubicon Common Shares shall be redesignated as the central securities register for the Class A Common shares;

(c) Paragon's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in Paragon's Articles. Paragon's Articles shall be amended by adding the rights and restrictions set out in Schedule "B" of the Plan of Arrangement;

(d) CopperCo's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in CopperCo's Articles. CopperCo's Articles shall be amended by adding the rights and restrictions set out in Schedule "B" of the Plan of Arrangement;

(e) Each Rubicon Common Share (renamed as Class A Common Shares) issued and outstanding on the Effective Date (other than Dissenting Shares) will be exchanged for one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share. The PUC of the New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Series 2 Special Shares will be determined as follows:

(i) the amount of the PUC of the Rubicon Series 1 Special Shares will be equal to their par value;

(ii) the amount of the PUC of the Rubicon Series 2 Special Shares will be equal to their par value; and

(iii) the amount of the PUC of the New Rubicon Common Shares will be equal to the PUC of the Rubicon Common Shares (renamed as Class A Common Shares) minus the aggregate of the PUC of the Rubicon Series 1 and 2 Special Shares;

Each Rubicon Shareholder shall cease to be the holder of the Rubicon Common Shares (renamed as Class A Common Shares) so exchanged and shall become the holder of the number of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares issued to such Rubicon Shareholder. The name of such Rubicon Shareholder shall be removed from the central securities register for Rubicon Common Shares in respect of the Rubicon Common Shares so exchanged and shall be added to the central securities register of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares respectively, so issued to such Rubicon Shareholder;

(f) Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price of each of the new options received as a result of such exchange will be determined as set out in "Effect of Arrangement on Certain Outstanding Securities of Rubicon – Stock Options";

(g) The Rubicon Common Shares (renamed as Class A Common Shares) exchanged for New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry shall be made in Rubicon's central securities register;

(h) Each holder of Rubicon Series 1 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to Paragon;

(i) Each holder of Rubicon Series 2 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(j) As consideration for the Rubicon Series 1 Special Shares transferred to it, Paragon will issue to the holders of such Rubicon Series 1 Special Shares, Paragon Common Shares on the basis of one Paragon Common Share for every six whole Rubicon Series 1 Special Shares held by a respective holder. The stated capital account maintained in respect of Paragon Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 1 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 1 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 1 Special Shares so sold and transferred and shall become the holder of the number of Paragon Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 1 Special Shares in respect of the Rubicon Series 1 Special Shares so sold and transferred and shall be added to the central securities register of Paragon as the holder of the number of Paragon Common Shares so issued to such holder, and Paragon shall be and shall be deemed to be the transferee of the Rubicon Series 1 Special Shares so transferred and the name of Paragon shall be entered in the central securities register of Rubicon Series 1 Special Shares so sold and transferred to Paragon;

(k) As consideration for the Rubicon Series 2 Special Shares transferred to it, CopperCo will issue to the holders of such Rubicon Series 2 Special Shares, that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Series 2 Special Shares held by a respective holder by the Rubicon-CopperCo Exchange Ratio. The stated capital account maintained in respect of CopperCo Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 2 Special Shares. In connection with such sale and transfer, each

holder of Rubicon Series 2 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 2 Special Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 2 Special Shares in respect of the Rubicon Series 2 Special Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Rubicon Series 2 Special Shares so transferred and the name of CopperCo shall be entered in the central securities register of Rubicon Series 2 Special Shares so sold and transferred to CopperCo;

(l) Rubicon will sell and transfer the Paragon Transferred Assets to Paragon in consideration for the issuance by Paragon of 1,000 Paragon Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the Paragon Transferred Assets to Paragon;

(m) Rubicon will sell and transfer the CopperCo Transferred Assets to CopperCo in consideration for the issuance by CopperCo of 1,000 CopperCo Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the CopperCo Transferred Assets to CopperCo;

(n) Rubicon will purchase for cancellation the Rubicon Series 1 Special Shares held by Paragon in consideration of the issuance by Rubicon of the Rubicon Paragon Note. The repurchased Rubicon Series 1 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 1 Special Shares;

(o) Rubicon will purchase for cancellation the Rubicon Series 2 Special Shares held by CopperCo in consideration of the issuance by Rubicon of the Rubicon CopperCo Note. The repurchased Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 2 Special Shares;

(p) The authorized share structure of Rubicon shall be amended by eliminating the unlimited number of Class A Common Shares without par value, the unlimited number of Series 1 Special Shares and the unlimited number of Series 2 Special Shares, none of which are issued. Rubicon's Articles shall be amended by deleting Article 26 of the Articles (for greater certainty, notwithstanding such deletion of Article 26, the New Rubicon Common Shares shall continue to exist immediately upon completion of the Arrangement, as evidenced by Rubicon's Notice of Articles in effect at such time);

(q) Paragon will purchase for cancellation the 1,000 Paragon Preferred Shares held by Rubicon in consideration for the issuance by Paragon to Rubicon of the Paragon Note having a principal amount and fair market value equal to the aggregate fair market value of the 1,000 Paragon Preferred Shares purchased for cancellation. The repurchased Paragon Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the Paragon Preferred Shares;

(r) The authorized share structure of Paragon shall be amended by eliminating the Paragon Preferred Shares, none of which are issued. Paragon's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the Paragon Preferred Shares;

(s) CopperCo will purchase for cancellation the 1,000 CopperCo Preferred Shares held by Rubicon in consideration for the issuance by CopperCo to Rubicon of the CopperCo Note having a principal amount and fair market value equal to the aggregate fair market value of the 1,000 CopperCo Preferred Shares purchased for cancellation. The repurchased CopperCo Preferred Shares shall be

cancelled and the appropriate entry made on the central securities register for the CopperCo Preferred Shares;

(t) The authorized share structure of CopperCo shall be amended by eliminating the CopperCo Preferred Shares; none of which are issued. CopperCo's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the CopperCo Preferred Shares;

(u) Rubicon will pay the principal amount of the Rubicon Paragon Note by transferring to Paragon the Paragon Note which will be accepted by Paragon as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon Paragon Note and simultaneously Paragon will pay the principal amount of the Paragon Note by transferring to Rubicon the Rubicon Paragon Note which will be accepted by Rubicon as full payment, satisfaction and discharge of Paragon's obligation under the Paragon Note. The Rubicon Paragon Note and the Paragon Note will both thereupon be cancelled;

(v) Rubicon will pay the principal amount of the Rubicon CopperCo Note by transferring to CopperCo the CopperCo Note which will be accepted by CopperCo as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon CopperCo Note and simultaneously CopperCo will pay the principal amount of the CopperCo Note by transferring to Rubicon the Rubicon CopperCo Note which will be accepted by Rubicon as full payment, satisfaction and discharge of CopperCo's obligation under the CopperCo Note. The Rubicon CopperCo Note and the CopperCo Note will both thereupon be cancelled;

(w) the Paragon Flow-Through Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into flow-through Paragon Common Shares on the basis of one flow-though Paragon Common Share for each Paragon Flow-Through Special Warrant exercised, and the names of the holders of the Paragon Flow-Through Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(x) the Paragon Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into Paragon Common Shares and Paragon Warrants, on the basis of one Paragon Common Share and one Paragon Warrant for each Paragon Special Warrant exercised, and the names of the holders of the Paragon Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(y) The CopperCo/Africo Special Warrants issued pursuant to the CopperCo/Africo Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into CopperCo Common Shares, on the basis of one CopperCo Common Share for each CopperCo/Africo Special Warrant exercised, and the names of the holders of the CopperCo/Africo Special Warrants shall be added to the central securities register of CopperCo as the holders of the number of CopperCo Common Shares issued to such holders;

(z) Each holder of the Remaining Africo Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(aa) As consideration for the Remaining Africo Shares transferred to it, CopperCo will issue to the holders of such Remaining Africo Shares, CopperCo Common Shares on the basis of one CopperCo Common Share for every whole Remaining Africo Shares held by a respective holder. The stated capital account maintained in respect of CopperCo Common Shares shall be increased to the maximum amount permitted under the ITA. In connection with such sale and transfer, each holder of Remaining Africo Shares so sold and transferred shall cease to be the holder of the

Remaining Africo Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Africo Shares in respect of the Remaining Africo Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Remaining Africo Shares so transferred and the name of CopperCo shall be entered in the central securities register of Africo Shares so sold and transferred to CopperCo;

(bb) Each outstanding whole Africo Option will be exchanged for one whole CopperCo Option. The exercise price of each of the new CopperCo Options received on such exchange will be identical to the exercise price for the Africo Option which was exchanged for such CopperCo Option;

(cc) The name of Africo will be changed to Africo Resources (B.C.) Ltd.; and

(dd) The name of CopperCo will be changed to Africo Resources Ltd.

Arrangement Agreement

Rubicon has entered into the Arrangement Agreement for the purpose of carrying out the Plan of Arrangement and consummating the transactions contemplated by the Plan of Arrangement. The Arrangement Agreement contains covenants, conditions and termination provisions by which the parties to the Arrangement Agreement are bound. The parties to the Arrangement Agreement have also made certain representations and warranties to each other and have agreed to certain other terms and conditions which are standard in a transaction of the nature embodied by the Arrangement.

In addition, the Arrangement Agreement provides that it may be amended by Rubicon before or after the Meeting without further notice to, or the approval of, the Shareholders. The Board of Directors of Rubicon considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur after the Meeting and prior to the Effective Date which in the opinion of the Board of Directors of Rubicon makes it inappropriate to complete the Arrangement. The full text of the Arrangement Agreement is attached as Schedule "D" to this Circular and the Plan of Arrangement is attached as Appendix I to the Arrangement Agreement.

Shareholders should be aware that by passing the Special Resolution approving the Arrangement, the Shareholders will also be giving authority to the Board of Directors of Rubicon to use its best judgment to proceed with and cause Rubicon to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement and/or the terms and conditions of the Paragon Financing by Rubicon and the Africo Financing by Africo - without any requirement to seek or obtain any further approval of the Shareholders. Any such variation of the terms and conditions of the Arrangement Agreement or the may result in further dilution of Paragon and CopperCo, in excess of the dilution currently assumed and otherwise disclosed in this Circular.

Tax - Related Covenants

In order to realize the tax objectives of the Arrangement, neither CopperCo nor any successor thereof will for a period of two years from the Effective Date initiate a request for approval by its shareholders of a modification of the Articles of CopperCo to remove the Director Election Requirements (as defined below). However, CopperCo (or any successor) will not be in breach of this covenant if (i) a shareholder proposal is made under section 137 of the CBCA for such purpose, (ii) a meeting is requisitioned under section 143 or section 144 of the CBCA to consider such matter, or (iii) there is a genuine risk that a proceeding for an oppression remedy under the CBCA in such regard would be successful. Further, in the event of a shareholder proposal or requisition referred to in (i) or (ii) above, CopperCo (or any successor) will not take any action to encourage a vote in favour of the removal of the Director Election Requirements unless such action is either: (A) required by law, or (B) determined in good faith by the Board of Directors of CopperCo (or the board of directors of any successor) to be consistent with the discharge of such board's fiduciary duties in the circumstances.

Also in furtherance of the tax objectives of the Arrangement, each party has covenanted as follows:

(a) in the event that the condition precedent with respect to the Tax Ruling is satisfied, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Ruling without (i) obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Ruling or the obtaining thereof and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(b) in the event that the condition precedent with respect to the Tax Ruling is waived, but it is agreed by the parties that as a condition of such waiver Rubicon shall obtain an opinion of a nationally recognized accounting firm or law firm, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the opinion without (i) obtaining a supplementary opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the opinion and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(c) to file its tax returns and section 85 elections pursuant to the ITA and to make adjustments to its capital account in accordance with the terms of the Plan of Arrangement following the Effective Date; and

(d) to cooperate in the preparation and filing, in the form and within the time limits prescribed in the ITA, of all elections under the ITA as contemplated in the Plan of Arrangement and the Arrangement Agreement (and any similar elections that may be required under applicable provincial or foreign legislation). Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the ITA (or applicable provincial or foreign legislation) and will be the amount contemplated by the Plan of Arrangement and the Arrangement Agreement, such that the particular transfer will take place on an income tax-deferred basis.

Approval of the Arrangement

The Arrangement is subject to a number of approvals which must be obtained prior to implementation, including Shareholder, Court, and regulatory approvals as follows:

Shareholder Approval

As provided in the Interim Order, in order for the Arrangement to become effective, the Arrangement Resolution must be passed, with or without variation, by the Shareholders by Special Resolution. The full text of the Arrangement Resolution is substantially set out in Schedule "E" of this Management Information Circular under "Arrangement Resolution". The approval of the Arrangement by Special Resolution of the Africo Shareholders is also required.

Court Approval

A statutory arrangement under the BCBCA requires Court approval. Prior to the mailing of this Circular, Rubicon obtained the Interim Order which, among other things, provides for the calling and holding of the Meeting, and certain other procedural matters, and caused to be issued a Notice of Hearing of Petition for the Final Order to approve the Arrangement. The Interim Order does not constitute approval of the Arrangement by the Court. A copy of the Interim Order and the Notice of Hearing of Petition for the Final Order are set forth in Schedules "B" and "C", respectively, to this Circular.

As set out in the Notice of Hearing of Petition, the hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) on August 15, 2006, or so soon thereafter as counsel may be heard, or at such other date and time as the Court may direct at the Law Courts, 800 Smithe Street, Vancouver, British Columbia, subject to approval of the Arrangement by the Shareholders. Any person affected by the Agreement, including any Shareholder, has the right to appear at such hearing and present evidence or argument, subject to the rules of the Court and any Court Order made. The Interim Order provides that any person wishing to appear in opposition to the petition for the Final Order must give Rubicon notice of such person's intention to do so on or before 4:00 p.m. on August 11, 2006.

The authority of the Court is very broad under section 291 of the BCBCA. Rubicon has been advised by its legal counsel that the Court may make any inquiry it considers appropriate and may make any order it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness to the Shareholders of the Arrangement in its entirety. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court considers fit. The Court will be advised, prior to the hearing, that the Court's approval of the Arrangement will form the basis for an exemption from registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof with respect to the New Rubicon Common Shares, the Paragon Common Shares and the CopperCo Common Shares to be distributed pursuant to the Arrangement.

Regulatory Approval

The Arrangement is subject to prior approval of the TSX, TSX-V and AMEX.

Consequences if Approvals Not Obtained

If the Arrangement is not approved by the Shareholders or the Court in the manner described above, the Arrangement will not be completed.

Conditions to the Arrangement

In addition to Shareholder, Court and regulatory approval, the Arrangement Agreement provides that the implementation of the Arrangement is subject to satisfaction of various conditions on or prior to the Effective Date, certain of which are summarized below:

(a) the Interim Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(b) the Arrangement, with or without amendment, shall have been approved at the Meetings by the Rubicon and Africo Shareholders in accordance with the Interim Order;

(c) the Final Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(d) the TSX and AMEX will have conditionally accepted the Arrangement and confirmed that the New Rubicon Common Shares and the Rubicon Series 1 and Series 2 Special Shares have been conditionally approved for listing on the TSX and AMEX, and the TSX will have confirmed that the CopperCo Common Shares have been conditionally approved for listing on the TSX;

(e) the TSX-V will have confirmed that the Paragon Common Shares have been conditionally listed on Tier 1 or Tier 2 of the TSX-V;

(f) all other consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required, necessary or desirable for the Arrangement to become effective shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, in a form acceptable to Rubicon and Africo, acting reasonably;

(g) notices of dissent shall not have been delivered by Rubicon Shareholders holding such number of Rubicon Common Shares that, in Rubicon's opinion, completion of the Arrangement would not be in the best interests of Rubicon;

(h) notices of dissent shall not have been delivered by Africo Shareholders holding such number of Africo Shares that, in Africo's opinion, completion of the Arrangement would not be in the best interests of Africo;

(i) Paragon shall have completed the Paragon Financing, subject only to any requirement under the terms of the Financing to complete the Arrangement;

(j) CopperCo or Africo shall have completed the CopperCo/Africo Financing for gross proceeds of at least $75 million, or such lesser amount as may be determined by the Board of CopperCo or Africo, as the case may be, subject only to any requirement under the terms of the CopperCo/Africo Financing to complete the Arrangement;

(k) any Person who will hold, together with any Associates of such Person, immediately before or immediately after completion of the Arrangement, 10% or more of the outstanding New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares shall have executed a certificate or other document representing that such Person and its Associates will not sell any such shares as part of the same series of transactions comprising the Arrangement;

(l) the Articles of CopperCo shall provide that each director of CopperCo must be elected by a resolution passed by not less than two-thirds of the number of votes attaching to the shares represented in person or by valid proxy at the meeting of CopperCo shareholders at which the resolution is voted upon and carrying the right to vote on the resolution, as determined and certified by the scrutineers for that meeting or signed by all the shareholders entitled to vote on that resolution (the "**Director Election Requirements**");

(m) the Tax Ruling shall have been obtained in form and substance satisfactory to Rubicon, Africo and the auditors of Africo and their counsel and CopperCo, acting reasonably;

(n) there shall not be in force any order or decree restraining or enjoining the consummation of the transaction contemplated by this Agreement; and

(o) the Arrangement Agreement shall not have been terminated.

Except for the conditions set forth at 1.1(a), (b), (c), (k) and (l) above, any of the foregoing conditions may be waived.

If any of the conditions set out in the Arrangement Agreement are not fulfilled or performed, Rubicon may terminate the Arrangement Agreement. As soon as practicable after the fulfillment of the conditions contained in the Arrangement Agreement, the Board of Directors of Rubicon intends to cause a certified copy of the Final Order to be filed with the Registrar under the BCBCA, together with such other material as may be required by the Registrar in order that the Arrangement will become effective.

Management of Rubicon believes that all material consents, orders, rulings, approvals and assurances required to complete the Arrangement will be obtained prior to the Effective Date in the normal course upon application therefor. There can, however, be no assurance that all of the conditions to the Arrangement will be fulfilled prior to the Effective Date. The fulfillment of certain of the conditions may be waived by mutual agreement of Rubicon, Paragon and CopperCo.

Notwithstanding the fulfillment, or waiver, of the foregoing and other conditions, the Board of Directors of Rubicon may decide at any time before or after the Meeting and prior to the Effective Date not to proceed with the Arrangement, in which event the Arrangement Agreement will be terminated without any further action on the part

of the Shareholders or the Court. The Board of Directors of Rubicon considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur prior to the Arrangement becoming effective which in the opinion of the Board of Directors of Rubicon makes it inappropriate to complete the Arrangement. The Arrangement Resolution to be considered and passed by the Shareholders at the Meeting authorizes such action by the Board of Directors of Rubicon. Africo also has similar termination rights – see "Termination".

Fairness of the Arrangement

The Arrangement was determined to be fair to the Shareholders by management and the Board of Directors of Rubicon based upon the following factors, among others:

1. the procedures by which the Arrangement will be approved, including the requirement for sixty-six and two thirds Shareholder approval, approval by the Court after a hearing at which fairness will be considered, and regulatory approval;

2. the proposed listing of the Paragon Common Shares on the TSX-V and the CopperCo Common Shares on the TSX, and the proposed continued listing of the New Rubicon Common Shares on the TSX and AMEX;

3. the opportunity for Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to dissent from the approval of the Arrangement in accordance with the Interim Order, and to be paid fair value for their Rubicon Common Shares;

4. Rubicon commissioned an internal analysis by its financial advisor RFC, as well as the Updated Presentation by RCC, acting as independent financial advisor. In the Updated Presentation, RCC concluded that Rubicon's asset value is not fully reflected in its share price and that Rubicon is currently trading below the combined value of its various assets; and

5. each Shareholder on the Share Distribution Record Date will participate in the Arrangement on a *pro rata* basis and, upon completion of the Arrangement and, except for dilution occurring via the Paragon and CopperCo/Africo Financings, will continue to hold the same *pro rata* interest that the Shareholder held in Rubicon prior to completion of the Arrangement, as a result of the Shareholder's holdings of New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares.

Recommendation of Directors

The Board of Directors of Rubicon approved and recommended and authorized the submission of the Arrangement to its Shareholders and the Court for approval. **The Board of Directors of Rubicon has concluded that the Arrangement is in the best interests of Rubicon and its Shareholders, and recommends that the Shareholders vote in favour of the Special Resolution proposed to be passed at the Meeting as set forth in Schedule "E".** David W. Adamson, a Director and Rubicon's President and CEO, abstained from voting on the foregoing resolutions on account of certain interests which Mr. Adamson has in the proposed transactions – see "The Arrangement – Reasons for the Arrangement".

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the Special Resolution.

In reaching this conclusion, the Board of Directors of Rubicon considered the benefits to Rubicon and its Shareholders as well as the financial position, opportunities and the outlook for the future potential and operating performance of Rubicon, Paragon and CopperCo, respectively.

Proposed Timetable for the Arrangement

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Interim Court Order	Friday, July 7, 2006
Annual General & Special Meeting	Tuesday, August 8, 2006

Final Court Order	Tuesday, August 15, 2006
Effective Date	Thursday, August 17, 2006
Share Distribution Record Date	Monday, August 28, 2006
Mailing of Certificates	Friday, September 1, 2006

Upon receipt of Shareholder, Court and regulatory approvals, and satisfaction of all other conditions set forth in the Arrangement Agreement, the Board of Directors of Rubicon intends to make the Arrangement effective. Making the Arrangement effective will be subject to obtaining the Final Order of the Court. If the Final Order approving the Arrangement is granted on August 15 it is expected that the Effective Date will be on or about August 17, 2006. Rubicon will announce the Effective Date and related matters via news release following receipt of the Final Order. The Boards of Directors of Rubicon, Paragon, CopperCo and Africo will determine the exact Effective Date depending on when all the conditions to the completion of the Arrangement are satisfied. Notice of the actual Share Distribution Record Date and Effective Date will be given to Shareholders through a news release and a TSX Bulletin when all the conditions to the Arrangement have been met or the Court and the Boards of Directors of Rubicon and Africo are of the view that all transactions will be completed.

Relationship between Rubicon, Paragon and CopperCo after the Arrangement

Two of the directors of Paragon, Garfield MacVeigh and David Adamson, are directors of Rubicon and four of the proposed officers of Paragon are also officers or employees of Rubicon: Michael Vande Guchte, President, CEO and a director of Paragon, is currently Manager Corporate Development for Rubicon; Garfield McVeigh, Vice-President Exploration for Paragon is currently Chairman of the Board of Directors of Rubicon; Robert G. Lewis, Chief Financial Officer and Secretary of Paragon, holds the position of Chief Financial Officer at Rubicon; and William J. Cavalluzzo is Vice-President Investor Relations for Paragon and Rubicon. See "Information Concerning Paragon After the Arrangement – Proposed Directors and Officers of Paragon".

One of the directors of CopperCo, David Adamson, is also a director, President and CEO of Rubicon. See "Information Concerning CopperCo After the Arrangement – Proposed Directors and Officers of CopperCo."

Effect of Arrangement on Certain Outstanding Securities of Rubicon

Share Purchase Warrants

After the Effective Date, each whole Rubicon Warrant outstanding on the Effective Date (as well as each whole Rubicon Warrant which is issuable on exercise of the Compensation Options) will entitle the holder thereof to receive, upon exercise on or after the Effective Date, from Rubicon pursuant to the Rubicon Commitment one New Rubicon Common Share, from Paragon pursuant to the Paragon Commitment one-sixth (1/6) of a Paragon Common Share and from CopperCo pursuant to the CopperCo Commitment a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Rubicon Warrant, subject to the terms and conditions contained in such certificate. Holders of Rubicon Warrants will not be permitted to exercise Rubicon Warrants to purchase New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares separately from each other.

Rubicon, acting as agent for Paragon and CopperCo, will distribute the net proceeds from the exercise of any Rubicon Warrants after the Effective Date such that Rubicon will receive 51.2% of the net proceeds per New Rubicon Common Share issued, Paragon will receive 5.8% of the net proceeds per Paragon Common Share issued and CopperCo will receive, on behalf of Rubicon, 43% of the net proceeds per CopperCo Common Share issued (following which CopperCo will remit any such amount received to Rubicon). For the purposes of this provision, Rubicon will not acquire any beneficial ownership in the Paragon Common Shares or the CopperCo Common Shares issued upon the exercise of the Rubicon Warrants.

From the Effective Time, certificates representing Rubicon Warrants which were outstanding on the Effective Date will represent rights to purchase the same number of New Rubicon Common Shares as represented by the certificate, a number of Paragon Common Shares which is one-sixth of the number represented by the certificate

and a number of CopperCo Common Shares which is equal to the number represented by the certificate multiplied by the Rubicon-CopperCo Exchange Ratio. Rubicon, Paragon and CopperCo will not issue new warrant certificates representing such rights.

Stock Options

Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price (the "**Adjusted Exercise Price**") of each of the New Rubicon Options, the Paragon Options and the CopperCo Options issued under the Plan of Arrangement will be determined in accordance with the following formula and rounded up to the nearest whole cent:

$$\text{Adjusted Exercise Price} = \text{Trading Price} \times \frac{\text{Original Exercise Price}}{\text{Aggregate Exchange Trading Price}}$$

With respect to any such CopperCo Options, the funds representing the exercise price shall be delivered to CopperCo, which in turn shall remit such funds to Rubicon. It shall be a condition of issuance of any such Paragon Options and CopperCo Options that, to the extent that the holder is not an employee, consultant, director or senior officer of Paragon or CopperCo, as the case may be, such options shall expire on termination of the holder's position as an employee, consultant, director or senior officer of Rubicon, according to the terms of the grant of such holder's Rubicon Options which existed prior to the Effective Date.

Unexercised New Rubicon Options, Paragon Options or CopperCo Options

Any Rubicon Warrants referred to in section 3.2 of the Plan of Arrangement and any New Rubicon Options, Paragon Options or CopperCo Options referred to in section 3.3 of the Plan of Arrangement which expire according to their terms without being exercised by the holders shall be exercisable by Rubicon, at Rubicon's election, for a period of 30 days following the relevant expiry date. If Rubicon exercises any such Rubicon Warrants, New Rubicon Options, Paragon Options or CopperCo Options during such 30-day period, the consideration paid by Rubicon on exercise shall be delivered, received and remitted, as the case may be, as set out in sections 3.2 and 3.3 of the Plan of Arrangement, *mutatis mutandis*.

Rubicon Property Share Issuances

Under the terms of the property option agreements which Rubicon is assigning to Paragon and which include, as payment or part payment, an obligation to issue Rubicon Common Shares, the agreements specifically provide that upon completion of the Arrangement, the property vendors will be entitled to receive a specified number of Paragon Common Shares instead of the Rubicon Common Shares to which they would have otherwise been entitled. Rubicon has covenanted under the Arrangement Agreement that Rubicon will use all reasonable efforts to ensure that, immediately prior to the Effective Date, Rubicon will not have any Rubicon Property Share Requirements, except as described above.

Distribution of Share Certificates

Pursuant to the Plan of Arrangement, the close of business on that day which is seven Business Days after the Effective Date is expected to be established as the Share Distribution Record Date for purposes of determining Shareholders who will be entitled to receive certificates representing Paragon Common Shares and CopperCo Common Shares. After the Share Distribution Record Date, the share certificates representing, on their face, Rubicon Common Shares will be deemed to represent only New Rubicon Common Shares. Before the Share Distribution Record Date, the share certificates representing, on their face, Rubicon Common Shares will be deemed under the Plan of Arrangement to represent the New Rubicon, Paragon and CopperCo Common Shares. **No new share certificates will be issued for the New Rubicon Common Shares issued pursuant to the Arrangement and therefore holders of Rubicon Common Shares must retain their certificates as evidence of their ownership of New Rubicon Common Shares.** As soon as practicable after the Share Distribution Record Date, new share certificates representing the Paragon Common Shares and CopperCo Common Shares will be sent to all holders of record on the Share Distribution Record Date of Rubicon Common Shares. Certificates representing, on

their face, Rubicon Common Shares will constitute good delivery in connection with the sale of New Rubicon Common Shares completed through the facilities of the TSX after the Share Distribution Record Date.

Treatment of Fractional Shares

Under the Arrangement, no fractional shares will be issued and fractional interests in Rubicon Special Shares (which will be exchanged for Paragon Common Shares and CopperCo Common Shares) will be rounded down to the nearest whole Rubicon Special Share.

Amendment

Subject to any mandatory applicable restrictions under the BCBCA or the Final Order, the Arrangement Agreement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of the Rubicon Shareholders or the Africo Shareholders.

Termination

The Arrangement Agreement and the Plan of Arrangement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the Board of Directors of Rubicon without further notice to, or action on the part of, its Shareholders or Africo Shareholders for whatever reason the Board of Directors of Rubicon may consider appropriate. The Arrangement Agreement and the Plan of Arrangement may also, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the board of directors of Africo without further notice to, or action on the part of, the Africo Shareholders or the Rubicon Shareholders for whatever reasons the board of directors of Africo may consider appropriate. The Arrangement Agreement shall also terminate without any further action by the parties if the Effective Date has not occurred on or before September 30, 2006, unless otherwise agreed by the parties.

Expenses of the Arrangement

Except as may be agreed to separately among the parties or between certain parties, all expenses incurred in connection with the Arrangement will be borne and allocated as follows:

(a) except as otherwise set out below, each party shall be responsible for the fees and disbursements (including taxes) of its professional and other service providers;

(b) Africo (and, after the Effective Date, CopperCo) shall be responsible for paying, or reimbursing Rubicon for, the TSX listing application fee and listing fee for CopperCo (and in this regard, it is acknowledged that Rubicon has paid the listing application fee of $10,700 (including GST) and that Africo (or, after the Effective Date, CopperCo) will pay the listing fee); and

(c) Africo (and, after the Effective Date, CopperCo) shall reimburse Rubicon for all audit, accounting and legal fees and disbursements (including taxes) incurred by Rubicon's legal counsel and auditors in connection with:

   (i) the incorporation and organization of CopperCo and all other legal services provided to CopperCo, including preparing and pursuing the TSX listing application of CopperCo, up to a maximum of $40,000; and

   (ii) preparing financial statements and providing accounting and auditing services for CopperCo, up to a maximum of $10,000,

   it being acknowledged that nothing in this clause (c) shall be interpreted as requiring Africo (or, after the Effective Date, CopperCo) to reimburse Rubicon for any costs incurred by Rubicon for tax advice rendered to Rubicon.

Rubicon Support Agreements

In each of the Rubicon Support Agreements which exists as of the date of this Circular, each Significant Rubicon Shareholder has agreed that he, she or it, as the case may be, will:

- at the Meeting, vote or cause to be voted his, her or its Rubicon Common Shares, in favour of the Arrangement;
- not take any action of any kind that may reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Arrangement; and
- not seek to exercise any right of dissent in connection with the Arrangement.

The Rubicon Support Agreements will terminate on the earlier of (i) a date agreed to by the parties in writing; (ii) the Effective Date; (iii) September 15, 2006, if the Effective Date has not occurred prior to such date; (iv) the date the Rubicon Support Agreement is terminated upon Rubicon receiving a Superior Proposal (as defined below) and the Board of Directors of Rubicon believes, in good faith and after consultation with financial advisors and outside counsel, that the Acquisition Transaction (as defined below) is a Superior Proposal; (v) July 31, 2006, if the Arrangement Agreement has not been executed and delivered by all parties to it prior to such date; and (vi) the date the Arrangement Agreement terminates.

A "**Superior Proposal**" means an offer or proposal for an Acquisition Transaction made to Rubicon in writing:

(a) to purchase or otherwise acquire, directly or indirectly (including by means of a take-over bid, amalgamation, plan of arrangement, business combination, sale of assets or similar transaction), all of the shares in the capital of Rubicon or all or substantially all of the assets of Rubicon;

(b) that to the extent it offers cash consideration, is financed to the extent Rubicon determines in good faith is required to enable completion of the Acquisition Transaction or is from a person (or persons acting jointly or in concert) who Rubicon's Board determines in good faith after reasonable investigation has the financial resources or access thereto sufficient to complete the Acquisition Transaction (subject to usual terms and conditions on the draw down of such financing); and

(c) that Rubicon's Board determines in good faith after consultation with its independent financial advisors would, if consummated in accordance with its terms, result in a transaction more favourable to the shareholders of Rubicon than the Arrangement, having regard to all circumstances.

An "**Acquisition Transaction**" means:

(a) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, issuer bid, recapitalization, consolidation or business combination involving, directly or indirectly, Rubicon or any of its subsidiaries;

(b) any direct or indirect acquisition of assets representing 20% or more of the book value (on a consolidated basis) of the assets of Rubicon and its subsidiaries (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect) in a single transaction or a series of related transactions; or

(c) any direct or indirect acquisition of beneficial ownership of 20% of more of the Rubicon Common Shares in a single transaction or series of related transactions; provided that an Acquisition Transaction will not include the Arrangement.

See "The Arrangement – Background to the Arrangement – Rubicon Support Agreements and Arrangement Agreement."

Africo Support Agreement

As of the date of this Circular, the Principal Africo Shareholders and Rubicon together own approximately 85% of the issued and outstanding shares of Africo. The Principal Africo Shareholder who had not, as at the date of this Circular, executed the amended and restated Africo Support Agreement owns approximately 7.4% of the issued and outstanding shares of Africo.

Assuming that all of the Principal Africo Shareholders sign the amended and restated Africo Support Agreement, each Principal Africo Shareholder and Rubicon will have agreed as follows:

- at the annual and special general meeting of Africo being held to consider the Arrangement (the "**Africo Meeting**") or in any other circumstances upon which a vote or other approval with respect to the Arrangement is sought, to vote or cause to be voted their Africo Shares in favour of the Arrangement;

- not to take any action of any kind that may reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Arrangement;

- to use all reasonable commercial efforts to assist Rubicon to successfully complete the Arrangement;

- to exercise the voting rights attaching to the Africo Shares held by such Principal Africo Shareholder to oppose any action that might reduce the likelihood of success of, or delay or interfere with, the Arrangement; and

- not to seek to exercise any right of dissent provided under any applicable laws or otherwise (including any rights of dissent granted by way of contract or court order) in connection with the Arrangement or any other corporate transaction related to the Arrangement which is approved at the Africo Meeting or the Meeting.

Assuming that all of the Principal Africo Shareholders sign the amended and restated Africo Support Agreement, it shall terminate on the earlier of (i) a date agreed to by the parties in writing, (ii) the Effective Date, (iii) September 30, 2006, if the Effective Date has not occurred prior to such date, and (iv) the date the Arrangement Agreement terminates. See "The Arrangement – Background to the Arrangement – Africo Negotiations and Support Agreement."

CopperCo/Africo Financing

It is one of the conditions to completion of the Arrangement that the CopperCo/Africo Financing be completed. See "The Arrangement – Conditions to the Arrangement." It is expected that the CopperCo/Africo Financing will be structured as a brokered private placement of special warrants of CopperCo, or of Africo, with the special warrants subsequently being automatically exchanged under the Arrangement for CopperCo Common Shares. For further discussion of the CopperCo/Africo Financing, see Schedule "K", "Information Concerning CopperCo after the Arrangement – Funds Available". In consultations with the TSX, Rubicon has agreed that it will issue a news release disclosing the specific terms of the CopperCo/Africo Financing once they are known, and in any event at least 5 business days before the closing of such financing.

SECURITIES LAW CONSIDERATIONS

Canadian Securities Laws

The issuance pursuant to the Arrangement of the New Rubicon Common Shares, the Paragon Common Shares and the CopperCo Common Shares, including the issuance of Paragon Common Shares and CopperCo Common Shares upon the exercise of Rubicon Options and Warrants after the Effective Date, as well as all other issuances, trades and exchanges of securities under the Arrangement, will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable Canadian provincial securities legislation or, where required, exemption orders or rulings from various securities commissions and regulatory authorities in the provinces and territories of Canada where registered Shareholders are resident. Rubicon is currently a "reporting issuer" under the applicable securities legislation in the Provinces of British Columbia, Alberta, Ontario and Quebec. Under Canadian Securities Administrators National Instrument 45-102, "Resale of Securities", the New Rubicon Common

Shares, Paragon Common Shares and CopperCo Common Shares received by Shareholders in connection with the Arrangement may be resold through registered dealers in Canadian provinces or territories without any "hold period" restriction (provided that no unusual effort is made to prepare the market or create a demand for these securities, no extraordinary commission or consideration is paid in respect of the sale and, if the seller is an insider or officer of the issuer, the seller has no reasonable grounds to believe that the issuer is in default of securities legislation). Resales of New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares will, however, be subject to resale restrictions where the sale is made from the holdings of any Person or combination of Persons holding a sufficient number of New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, to affect materially the control of Rubicon, Paragon or CopperCo, respectively.

The forgoing discussion is only a general overview of the requirements of Canadian Securities Laws for the resale of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares. Holders of New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares should seek legal advice prior to any resale of such securities to ensure the resale is made in compliance with the requirements of applicable securities legislation. Resales of securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

United States Securities Laws

The issue of the New Rubicon Common Shares, the Paragon Common Shares and the CopperCo Common Shares in connection with the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States. Section 3(a)(10) of the 1933 Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have a right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute the basis for the exemption from the registration requirements of the 1933 Act with respect to the above-named securities issued in connection with the Arrangement.

The New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares which are issuable upon exercise of the Rubicon Warrants after the Effective Date have not been registered under the 1933 Act or the securities laws of any state of the United States. As a result, such Rubicon Warrants may not be exercised by or on behalf of a U.S. person or in the United States, as these terms are defined in Rule 902 of Regulation S under the 1933 Act, unless the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares issuable upon exercise of such Rubicon Warrants are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration is available. Unless the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares issuable upon exercise of the Rubicon Warrants are registered or exempt under the 1933 Act, holders of the Rubicon Warrants who are U.S. persons or resident in the United States must either resell the Rubicon Warrants to persons outside the United States or permit the Rubicon Warrants to expire.

The New Rubicon Common Shares issuable upon exercise of Rubicon Options after the Effective Date have not been registered under the 1933 Act or the securities laws of any state of the United States. As a result, such Rubicon Options may not be exercised by or on behalf of a U.S. person or in the United States, as these terms are defined in Rule 902 of Regulation S under the 1933 Act, unless the New Rubicon Common Shares issuable upon exercise of such Rubicon Options are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration is available. Unless the New Rubicon Common Shares issuable upon exercise of Rubicon Options are registered or exempt under the 1933 Act, holders of Rubicon Options who are U.S. persons or resident in the United States may not be able to exercise their Rubicon Options and may be required to permit their Rubicon Options to expire.

The New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares received pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption provided by Section 3(a)(10) thereof. The restrictions on resale imposed by the 1933 Act will depend on whether the holder of

Rubicon, Paragon or CopperCo securities, respectively, is or, following the Arrangement, will be an "affiliate" of the issuer of such securities. As defined in Rule 144 under the 1933 Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

Persons who are not, and following the Arrangement will not be, affiliates of Rubicon, Paragon or CopperCo, respectively, may resell their securities of such issuer in the United States without restriction under the 1933 Act and, provided the recognized securities manual exemption or other exemption is available, under the securities laws of the states of the United States.

Persons who are or after the Arrangement will be an affiliate of Rubicon, Paragon or CopperCo respectively, may not resell their securities of such issuer in the absence of registration under the 1933 Act, unless such sales comply with the exemption from registration contained in Rule 145(d) under the 1933 Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the 1933 Act.

In general, under Rule 145(d) as currently in effect, persons who are or after the Arrangement will be affiliates of Rubicon, Paragon or CopperCo, respectively, will be entitled to resell in the United States during any three-month period that number of securities of the issuer that does not exceed the greater of one percent of the then outstanding class of securities or, if such securities are listed on a United States securities exchange or traded on NASDAQ, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, aggregation rules and the availability of public information about the issuer. Affiliates of Rubicon, Paragon or CopperCo, respectively, who are not affiliates of the issuer following the Arrangement, and who hold their securities of such issuer for a period of one year after the Arrangement, may resell such securities without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about the applicable issuer. Affiliates of Rubicon, Paragon or CopperCo, respectively, who are not affiliates of the issuer following the Arrangement, have not been affiliates during the three months preceding the date of sale, and who hold their securities of such issuer for a period of two years after the Arrangement, may resell such securities without any restrictions under the 1933 Act and, provided the recognized securities manual exemption or other exemption is available, under the securities laws of the states of the United States.

Subject to certain limitations, all holders of New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares and Rubicon Warrants outstanding after the Effective Date may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. Generally, subject to certain limitations, holders of Rubicon, Paragon or CopperCo securities following the Arrangement who are not affiliates of the respective issuer, or who are affiliates of such issuer solely by virtue of their status as an officer or director of the issuer may, under the securities laws of the United States, resell their securities of such issuer in an "offshore transaction" (which would include a sale through the TSX or the TSX-V) if neither the seller, an affiliate of the seller, nor any person acting on their behalf engages in any "directed selling efforts" in the United States. For the purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Certain additional restrictions and qualifications are applicable to holders of Rubicon, Paragon or CopperCo securities who are affiliates of such issuer.

The New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares issuable upon exercise of Rubicon Warrants after the Effective Date have not been registered under the 1933 Act or the securities laws of any state of the United States and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

The New Rubicon Common Shares issuable upon exercise of Rubicon Options after the Effective Date have not been registered under the 1933 Act or the securities laws of any state of the United States and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

The foregoing discussion is only a general overview of the requirements of U.S. Securities Laws for the resale of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares. Holders of New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares should seek legal advice prior to any resale of such securities to ensure that the resale is made in compliance with the requirements of applicable securities legislation. Resales of securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

INCOME TAX CONSIDERATIONS

Tax Ruling

The respective obligations of Rubicon, Paragon, CopperCo and Africo to complete the Arrangement are subject to, among other things, the Tax Ruling having been obtained in form and substance satisfactory to Rubicon, Africo and their counsel, and the auditors of Africo and CopperCo, acting reasonably. The purpose of the Tax Ruling would be to provide comfort to the parties that, based on the current provisions of the ITA, the regulations thereunder, and the Tax Proposals, the Arrangement will be treated for purposes of the ITA as a tax-deferred "butterfly" reorganization pursuant to paragraph 55(3)(b) of the ITA with no material Canadian federal income tax payable by any of Rubicon, Africo, Paragon, CopperCo or the Shareholders or Africo Shareholders who hold their Rubicon Common Shares or Africo Shares, as the case may be, as capital property. There can be no assurance that Rubicon will be able to obtain the Tax Ruling. Rubicon has received a favourable opinion from Davis & Company LLP, its Canadian legal counsel, with respect to the aforementioned tax issues. However, Rubicon, the other parties to the Arrangement Agreement and their professional advisors have determined that it would be prudent in the circumstances to apply for and obtain the Tax Ruling.

Canadian Federal Income Tax Considerations

General

In the opinion of Davis & Company LLP, Canadian legal counsel to Rubicon, the following is a summary as of the date hereof of the principal Canadian federal income tax considerations arising as a result of the Arrangement generally applicable to Shareholders and Warrant Holders (collectively, "**Securityholders**") who, at all relevant times and for purposes of the ITA hold Rubicon Common Shares and Rubicon Warrants as capital property and deal at arm's length with, and are not affiliated with, Rubicon.

Rubicon Common Shares and Rubicon Warrants will generally be considered to be held as capital property by a Securityholder provided that the Securityholder does not hold the Rubicon Common Shares or Rubicon Warrants in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders resident in Canada whose Rubicon Common Shares might not otherwise be considered capital property may make an irrevocable election in accordance with subsection 39(4) of the ITA to have the Rubicon Common Shares and every "Canadian security" (as defined in the ITA) owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. A Shareholder who is not resident in Canada cannot elect under subsection 39(4) of the ITA. **Shareholders contemplating making such an election should first consult their own tax advisors as such an election will affect the income tax treatment for other Canadian securities held. The consequences of the Arrangement to Securityholders whose Rubicon Common Shares do not constitute capital property will be significantly different than those described below and such Securityholders should consult their own tax advisors regarding this matter.**

Rubicon Common Shares held by "financial institutions" (as defined for purposes of the mark-to-market rules in section 142.2 of the ITA), including banks, trust companies, credit unions, insurance companies, registered securities dealers and corporations controlled by one or more of the foregoing, will generally not be held as capital property and will be subject to special "mark-to-market rules". This summary does not otherwise take into account the mark-to-market rules and Securityholders that are "financial institutions" for the purposes of these rules should consult their own tax advisors.

This summary is based upon the provisions of the ITA in force on the date hereof and the regulations enacted pursuant thereto, all specific proposals to amend the ITA and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Tax Proposals**"), and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "**CRA**"). No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or actions, or changes in the administrative practices of the CRA, nor does it take into account or consider any provincial, territorial or foreign income tax considerations. Provincial and territorial income tax legislation varies in Canada and in some cases differs from federal income tax legislation.

This summary is of general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any Securityholder, and no representation with respect to the Canadian income tax consequences to any such Securityholder is made. Accordingly, Securityholders should consult their own tax advisors for advice with respect to their particular circumstances.

Securityholders Resident in Canada

The following summary applies to a Securityholder who, at all relevant times, for purposes of the ITA is or is deemed to be resident in Canada (a "**Canadian Resident**").

Exchange of Rubicon Common Shares for New Rubicon Common Shares and Rubicon Special Shares

Under the Arrangement, a Shareholder will receive one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share in exchange for each of the Shareholder's Rubicon Common Shares.

A Shareholder who receives New Rubicon Common Shares and Rubicon Special Shares in exchange for Rubicon Common Shares, will be deemed to have disposed of such Shareholder's Rubicon Common Shares for proceeds of disposition equal to the adjusted cost base of such shares at the time of the exchange. Accordingly, neither a capital gain nor a capital loss will be realized on the exchange.

The cost of the New Rubicon Common Shares and Rubicon Special Shares received by a Shareholder will be equal, in aggregate, to the adjusted cost base of the Rubicon Common Shares exchanged by that Shareholder. If any part of the purchase price of a Shareholder's Rubicon Common Shares was denominated in United States currency, the cost of the New Rubicon Common Shares and Rubicon Special Shares will be determined based on the United States-Canadian dollar exchange rate on the date the Rubicon Common Shares were purchased rather than the exchange rate on the Effective Date.

Under the ITA, each of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares will be treated as a separate class of shares. The aggregate adjusted cost base of the New Rubicon Common Shares and the Rubicon Special Shares will be apportioned among the New Rubicon Common Shares, Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares based on the relative fair market value of each class of shares. Following the Effective Date, Rubicon will advise Shareholders of an appropriate proportionate allocation.

If a Shareholder acquires New Rubicon Common Shares after the Effective Date at a time when the Shareholder owns other New Rubicon Common Shares, the cost of the newly acquired New Rubicon Common Shares will be averaged with the adjusted cost base of any other New Rubicon Common Shares held by the Shareholder at that time for the purpose of determining thereafter the adjusted cost base of each New Rubicon Common Share held by such Shareholder.

Exchange of Rubicon Special Shares for Paragon Common Shares and CopperCo Common Shares

Disposition of Rubicon Special Shares

Under the Arrangement, each Shareholder will:

- transfer such Shareholder's Rubicon Series 1 Special Shares to Paragon in exchange for Paragon Common Shares;
- transfer such Shareholder's Rubicon Series 2 Special Shares to CopperCo in exchange for CopperCo Common Shares; and

As a result of each exchange, a Shareholder will, unless such Shareholder chooses to include any portion of the capital gain or capital loss otherwise determined in respect of a disposition of Rubicon Special Shares in computing the Shareholder's income for the taxation year in which the exchange occurs, be deemed to have:

- disposed of Rubicon Series 1 Special Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange, and to have acquired Paragon Common Shares at a cost equal to such proceeds of disposition;
- disposed of Rubicon Series 2 Special Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange, and to have acquired CopperCo Common Shares at a cost equal to such proceeds of disposition; and

If a Shareholder acquires Paragon Common Shares after the Effective Date at a time when the Shareholder owns other Paragon Common Shares, the cost of the newly acquired Paragon Common Shares will be averaged with the adjusted cost base of any other Paragon Common Shares held by the Shareholder at that time for the purpose of determining thereafter the adjusted cost base of each Paragon Common Share held by such Shareholder. Similarly, the cost of any CopperCo Common Shares acquired after the Effective Date will be averaged with the adjusted cost base of any other CopperCo Common Shares, as the case may be, held by the Shareholder at that time for the purpose of determining thereafter the adjusted cost base of each CopperCo Common Share, as the case may be, held by the Shareholder.

Deferred Income Plans – Eligibility for Investment

The New Rubicon Common Shares will be a qualified investment for a registered retirement savings plan (an "**RRSP**"), a registered retirement income fund (a "**RRIF**"), a registered education savings plan (an "**RESP**") or a deferred profit sharing plan (a "**DPSP**") (collectively, "**Deferred Income Plans**") because a class of shares of Rubicon is listed on a prescribed stock exchange.

Once the CopperCo Common Shares and the Paragon Common Shares are listed on the TSX or the TSX-V, the Paragon Common Shares and CopperCo Common Shares will also be qualified investments for Deferred Income Plans because a condition of the Arrangement is that the Paragon Common Shares and CopperCo Common Shares must be listed on the TSX or Tier 1 or 2 of the TSX-V as soon as possible after the Effective Date.

Holding and Disposing of New Rubicon, Paragon and CopperCo Common Shares

Dividends

Dividends received or deemed to be received by a Shareholder on New Rubicon Common Shares, Paragon Common Shares, or CopperCo Common Shares will be required to be included in computing the Shareholder's income for the purposes of the ITA. Dividends or deemed dividends received by a Shareholder who is an individual will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received by a Canadian Resident individual from taxable Canadian corporations. A Shareholder that is a corporation will generally be entitled to deduct the amount of such dividends in computing its taxable income. Certain corporations will pay a 33-1/3% refundable tax under Part IV of the ITA on such dividends.

Dispositions

A Shareholder who disposes of or is deemed to have disposed of a New Rubicon Common Share, Paragon Common Share or CopperCo Common Share will realize a capital gain, or incur a capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of the applicable common share exceeds or is exceeded by

the aggregate of the adjusted cost base of such common share, respectively, and any reasonable expenses associated with the disposition. One-half of any capital gain (a "taxable capital gain") must be included in income and one-half of any capital loss may be used to offset taxable capital gains incurred in the year, in any of the three prior years or in any subsequent year in the circumstances and to the extent provided in the ITA.

In the case of a Shareholder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition or deemed disposition of a New Rubicon, Paragon Common Shares or CopperCo Common Share may be reduced by the amount of dividends previously received or deemed to have been received thereon in accordance with detailed rules contained in the ITA. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, or where a partnership or trust, of which a corporation is a member or beneficiary, itself is a member of a partnership or a beneficiary of a trust that owns New Rubicon, Paragon Common Shares or CopperCo Common Shares, as the case may be. Shareholders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the ITA.

A Shareholder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains.

Dissenting Shareholders

A dissenting Shareholder who receives a payment from Rubicon equal to the fair market value of such Shareholder's Rubicon Common Shares as a result of the exercise of such Shareholder's dissent rights will be deemed to have received a taxable dividend equal to the amount by which the payment (other than an amount in respect of interest, if any, awarded by a court) exceeds the paid-up capital of such shares, except to the extent that, in the case of a corporation, such deemed dividend is included in the proceeds of disposition of the Rubicon Common Shares pursuant to subsection 55(2) of the ITA.

Deemed dividends received by a Dissenting Shareholder will be included in computing such dissenting Shareholder's income for purposes of the ITA. The gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations will apply to deemed dividends received by individuals. Subject to the potential application of subsection 55(2) of the ITA, deemed dividends received by a corporation will normally be deductible in computing taxable income. Certain corporations may be liable to pay a 33 1/3 % refundable tax under Part IV of the ITA on such deemed dividends.

Subsection 55(2) of the ITA provides that where a corporate Shareholder is deemed to receive a dividend under the circumstances described above, all or part of such deemed dividend may be treated as proceeds of disposition of the Rubicon Common Shares and not as a dividend, for the purposes of computing a dissenting Shareholder's capital gain on the disposition of such shares. Dissenting Shareholders that are corporations should consult their own tax advisors with respect to the potential application of these provisions.

A dissenting Shareholder will also be considered to have disposed of such Shareholder's Rubicon Common Shares for proceeds of disposition equal to the amount paid to such dissenting Shareholder less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend not included in the proceeds of disposition of Rubicon Common Shares pursuant to subsection 55(2) of the ITA, thereby giving rise to a capital gain or capital loss to the dissenting Shareholder calculated in accordance with the provisions of the ITA. The general tax treatment of capital gains and losses is discussed above under "Securityholders Resident in Canada – Holding and Disposing of New Rubicon, Paragon Common Shares and CopperCo Common Shares".

Any interest awarded to a dissenting Shareholder by a court will be included in the dissenting Shareholder's income for purposes of the ITA.

Canadian Resident Warrant Holders

The Rubicon Warrants' current contractual agreements include provisions that adjust the terms of the Rubicon Warrants upon Rubicon completing certain transactions such as the Arrangement. As a result, after the Effective Date, each whole Rubicon Warrant will entitle the holder to receive, upon exercise, one New Rubicon Common Share, one-sixth of a Paragon Common Share and a fraction of a CopperCo Common Share equal to the Rubicon – CopperCo Exchange Ratio.

Provided that the current contractual rights to a Warrant Holder are not disposed of as a consequence of the Arrangement, a Warrant Holder will not realize a gain or loss as a consequence of the Arrangement.

A Warrant Holder will not realize a gain or loss upon the exercise of a Rubicon Warrant. The Warrant Holder's cost of New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares acquired by exercising Rubicon Warrants will be equal to the aggregate of the adjusted cost base of the Rubicon Warrants plus the exercise price paid for the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares. The aggregate cost of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares acquired on the exercise of Rubicon Warrants will be allocated among the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares acquired on the exercise of the Rubicon Warrant. The ITA does not define an appropriate allocation method. Warrant Holders should consult their tax advisors as to an appropriate allocation method. The cost of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares acquired on the exercise of Rubicon Warrants will be averaged with the adjusted cost base of any other New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares, respectively, owned by the Warrant Holder at that time.

In the event of an expiry of an unexercised Rubicon Warrant, the Warrant Holder will realize a capital loss equal to the adjusted cost base of the Rubicon Warrant to the Warrant Holder.

Securityholders Not Resident in Canada

The following portion of the summary applies to a Securityholder who, for purposes of the ITA has not been and will not be resident or deemed to be resident in Canada (a "**Non-Resident**") at any time while such Securityholder has held Rubicon Common Shares or Rubicon Warrants and, except as specifically discussed below, to whom such shares and warrants are not "taxable Canadian property" (as defined in the ITA). In addition, this portion of the summary does not apply to a Non-Resident that is an insurer carrying on business in Canada and elsewhere.

Generally, Rubicon Common Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which exchanges currently include the TSX and the AMEX), the Non-Resident Shareholder does not use or hold, and is not deemed to use or hold, the Rubicon Common Shares in connection with carrying on a business in Canada and the Non-Resident Shareholder, persons with whom such Non-Resident Shareholder does not deal at arm's length, or the Shareholder together with such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Rubicon at any time within five years preceding the particular time. Generally, Rubicon Warrants will be not be taxable Canadian property provided that such Warrant Holder does not and has not owned Rubicon Common Shares which are or were taxable Canadian property to the Warrant Holder.

Non-Resident Securityholders whose Rubicon Common Shares or Rubicon Warrants are taxable Canadian property should consult their own advisors.

Disposition of Rubicon Common Shares under the Arrangement

Generally, a Non-Resident Shareholder will not be subject to income tax under the ITA as a consequence of the Arrangement.

Provided that the Rubicon Common Shares and the Rubicon Special Shares are listed on a prescribed stock exchange (including the TSX and AMEX) at the time of disposition, no clearance certificate will be required under section 116 of the ITA prior to the disposition of any such shares.

If the Rubicon Common Shares were taxable Canadian property to a Non-Resident Shareholder, then the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares will also be taxable Canadian property. Provided that the Rubicon Special Shares are listed on a prescribed stock exchange on or before the time that they are exchanged for Paragon Common Shares and CopperCo Common Shares, the exchange of Rubicon Special Shares for the Paragon Common Shares and CopperCo Common Shares will not result in the Paragon Common Shares and CopperCo Common Shares being deemed to be "taxable Canadian property" as defined in the ITA.

Holding or Disposing of New Rubicon, Paragon Common Shares and CopperCo Common Shares

Dividends

Dividends on New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares that are paid or credited or deemed to be paid or credited to a Non-Resident will be subject to Canadian withholding tax at the rate of 25% of the gross amount of such dividends. This rate may be reduced under an applicable tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the U.S. for the purposes of the Canada-United States Income Tax Convention, as amended (the "**Tax Treaty**"), the rate of Canadian withholding tax generally will be reduced to 15% of the gross amount of such dividends if the recipient of the dividend is the beneficial owner thereof. In addition, under the Tax Treaty, dividends paid or credited or deemed to be paid or credited to certain Non-Resident Shareholders that are U.S. tax exempt organizations generally will not be subject to Canadian withholding tax.

Dispositions

A Non-Resident Shareholder will not be subject to tax under the ITA in respect of any capital gain realized by such Non-Resident Shareholder on a disposition of New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares after the Arrangement, unless at the time of disposition the particular shares are "taxable Canadian property" (as defined in the ITA) to the Non-Resident Shareholder and the Shareholder is not entitled to relief under an applicable income tax treaty or convention. Provided that the New Rubicon, Paragon Common Shares or CopperCo Common Shares are then listed on a prescribed stock exchange (including the TSX, AMEX and Tiers 1 and 2 of the TSX-V), the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares generally will not constitute taxable Canadian property of a Non-Resident Shareholder, unless the Rubicon Common Shares or the Rubicon Special Shares were taxable Canadian property to the Shareholder immediately prior to the Arrangement or unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of New Rubicon, Paragon or CopperCo, as the case may be.

If the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares are taxable Canadian property to a Non-Resident Shareholder that is a resident of the U.S. for the purposes of the Tax Treaty at the time of disposition, any capital gain realized on the disposition or deemed disposition of such common shares will, according to the Tax Treaty, generally not be subject to Canadian federal income tax unless the value of the Rubicon Common Shares at the time of the disposition of such common shares is derived principally from "real property situated in Canada" within the meaning set out in the Tax Treaty.

Provided that the New Rubicon, Paragon and CopperCo Common Shares are listed on a prescribed Stock Exchange (including the TSX, AMEX and Tiers 1 and 2 of the TSX-V) at the time of disposition, no clearance certificate will be required under section 116 of the ITA prior to the disposition of any such shares.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who exercises dissent rights and receives a payment from Rubicon for its Rubicon Common Shares as a result of the exercise of such Shareholder's dissent rights will be deemed to have received a

taxable dividend equal to the amount by which the payment (other than an amount, if any, in respect of interest awarded by a court) exceeds the paid-up capital of such shares.

A dissenting Non-Resident Shareholder will also be considered to have disposed of its Rubicon Common Shares for proceeds of disposition equal to the amount paid to such dissenting Non-Resident Shareholder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend, except that no capital gain or loss will be realized on the disposition of such Shareholder's Rubicon Common Shares for purposes of the ITA provided such Rubicon Common Shares are not "taxable Canadian property" to such Shareholder at the time of disposition.

Dissenting Non-Resident Shareholders will be subject to withholding tax under the ITA in respect of deemed dividends and interest arising from the disposition of such Shareholder's Rubicon Common Shares. The applicable withholding tax rate is 25% in respect of such amounts, although such rate may be reduced under the provisions of an applicable income tax treaty. Under the Tax Treaty, the withholding tax rate generally applicable to interest beneficially owned by residents of the U.S. is 10% and, as discussed above, the withholding tax rate generally applicable to dividends beneficially owned by residents of the U.S. is 15%.

Non-Resident Warrant Holders

A Non-Resident Warrant Holder whose Rubicon Warrants are not considered taxable Canadian property will not be subject to Canadian income tax in respect of the Arrangement. A description of the tax consequences of exercising Rubicon Warrants is discussed above under "Securityholders Resident in Canada – Canadian Resident Warrant Holders".

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "**IRS**") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Notice Pursuant to IRS Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding U.S. federal tax penalties under the Code (as defined below). This summary was written to support the promotion or marketing of the transactions or matters addressed by this Circular (including the Arrangement). Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder's particular circumstances, from an independent tax advisor.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "**Code**"), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Rubicon Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Rubicon Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Rubicon Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Rubicon Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Rubicon Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of Rubicon entitled to vote. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Rubicon Common Shares, the U.S. federal income tax consequences of the Arrangement to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement to U.S. Holders. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local and foreign tax consequences of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any stock option, warrant, or other right to acquire Rubicon Common Shares; (b) any conversion of any note, debenture, or other debt instrument of Rubicon; and (c) any conversion of any stock option, warrant, or other right to acquire Rubicon Common Shares into a stock option, warrant, or other right to acquire Paragon Common Shares or CopperCo Common Shares.

U.S. Federal Income Tax Consequences of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that (a) the renaming and redesignation of the Rubicon Common Shares as Rubicon Class A Common Shares, (b) the exchange by the Shareholders of the Rubicon Class A Common Shares for New Rubicon Common Shares, Rubicon Series 1 Special Shares, and Rubicon Series 2 Special Shares (followed by the cancellation of the Rubicon Class A Common Shares), (c) the transfer by the Shareholders of the Rubicon Series 1 Special Shares to Paragon in exchange for Paragon Common Shares and the Rubicon Series 2 Special Shares to CopperCo in exchange for CopperCo Common Shares, and (d) Rubicon's acquisition of the Rubicon Series 1 Special Shares held by Paragon and the Rubicon Series 2 Special Shares held by CopperCo (followed by the cancellation of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares) will properly be treated, under the step-transaction doctrine or otherwise, as the distribution by Rubicon of the Paragon Common Shares and the CopperCo Common Shares to the Shareholders under Section 301 of the Code.

There can be no assurance that the IRS will not challenge this U.S. federal income tax treatment of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

Distribution of Paragon Common Shares and CopperCo Common Shares

Subject to the "passive foreign investment company" rules discussed below, U.S. Holders will be required to include the fair market value of the Paragon Common Shares and CopperCo Common Shares received pursuant to the Arrangement in gross income as a dividend to the extent of the current or accumulated "earnings and profits" of Rubicon. Rubicon does not expect that any such dividend will qualify for the reduced U.S. federal income tax rates applicable to "qualified dividend income" under Section 1(h)(11) of the Code. In addition, any such dividend generally will not be eligible for the "dividends received deduction" in the case of corporate U.S. Holders. To the extent that the fair market value of the Paragon Common Shares and CopperCo Common Shares exceeds the current and accumulated "earnings and profits" of Rubicon, the distribution of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Rubicon Common Shares and, (b) thereafter, as gain from the sale or exchange of such Rubicon Common Shares. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

A U.S. Holders' initial tax basis in the Paragon Common Shares and CopperCo Common Shares received pursuant to the Arrangement will be equal to the fair market value of such Paragon Common Shares and CopperCo Common Shares on the date of distribution. A U.S. Holder's holding period for the Paragon Common Shares and CopperCo Common Shares received pursuant to the Arrangement will begin on the day after the date of distribution.

Dissenting U.S. Holders

A U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash for all of such U.S. Holder's Rubicon Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Rubicon Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in the Rubicon Common Shares surrendered.

Subject to the "passive foreign investment company" rules discussed below, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Rubicon Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Potential Application of the PFIC Rules to the Arrangement

Qualification of Rubicon, Paragon, and CopperCo as a PFIC

A foreign corporation generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income or (b) on average, 50% or more of the assets held by the foreign corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the foreign corporation is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Rubicon believes that it was a PFIC for one or more prior taxable years. Based on currently available information, Rubicon anticipates that it will be a PFIC for the current taxable year and that Paragon and CopperCo each will be a PFIC for the current taxable year. Whether Rubicon, Paragon, or CopperCo will be a PFIC for the current taxable year depends on the assets and income of Rubicon, Paragon, or CopperCo, respectively, over the course of such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. The determination of whether Rubicon, Paragon, or CopperCo qualifies as a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Rubicon concerning its PFIC status or the PFIC status of Paragon or CopperCo.

Effect of PFIC Rules on the Distribution of Paragon Common Shares and CopperCo Common Shares

If Rubicon is a PFIC or was a PFIC at any time during a U.S. Holder's holding period for the Rubicon Common Shares, the effect of the PFIC rules on a U.S. Holder will depend on whether such U.S. Holder has made a timely and effective election to treat Rubicon as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election"). In this summary, a U.S. Holder that has made a timely and effective QEF Election is referred to as an "Electing Shareholder" and a U.S. Holder that has not made a timely and effective QEF Election is referred to as a "Non-Electing Shareholder."

The QEF Election was not available to U.S. Holders for any prior taxable year for which Rubicon was a PFIC, because Rubicon did not satisfy the record keeping and information disclosure requirements that apply to a QEF. If Rubicon is a PFIC for the current taxable year, Rubicon does not intend to satisfy the record keeping and information disclosure requirements that apply to a QEF in the event that a U.S. Holder wishes to make a QEF Election.

With respect to a Non-Electing Shareholder, the rules under Section 1291 of the Code will apply to gain recognized on the disposition of Rubicon Common Shares and "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period for the Rubicon Common Shares) received on the Rubicon

Common Shares. Any such gain or excess distribution must be rateably allocated to each day in a Non-Electing Shareholder's holding period for the Rubicon Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing Shareholder's holding period for the Rubicon Common Shares (other than years prior to the first taxable year of Rubicon beginning after December 31, 1986 for which Rubicon was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing Shareholder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing Shareholder's holding period for the Rubicon Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the distribution of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement constitutes an "excess distribution" with respect to a Non-Electing Shareholder, such Non-Electing Shareholder will be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the Paragon Common Shares and CopperCo Common Shares. In addition, the distribution of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the "indirect disposition" by a Non-Electing Shareholder of such Non-Electing Shareholder's indirect interest in Paragon and CopperCo, which generally would be subject to the rules of Section 1291 of the Code discussed above.

Electing Shareholders generally will not be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement. In addition, if a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") is made by a U.S. Holder, such U.S. Holder generally will not be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement. However, if a U.S. Holder makes a Mark-to-Market election after the beginning of such U.S. Holder's holding period for the Rubicon Common Shares and such U.S. Holder has not made a timely and effective QEF Election, the rules of Section 1291 of the Code discussed above may apply to the distribution of Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement. In particular, each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election or a Mark-to-Market Election.

Information Reporting; Backup Withholding Tax

The distribution within the U.S., or by a U.S. payor or U.S. middleman, of the Paragon Common Shares and CopperCo Common Shares pursuant to the Arrangement generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

RIGHTS OF DISSENT

Pursuant to the terms of the Interim Order and the Plan of Arrangement, Rubicon has granted the Shareholders who object to the Arrangement Resolution the right to dissent (the "**Dissent Right**") in respect of the Arrangement. The Dissent Right is granted and set out in full in Article 5 of the Plan of Arrangement and is summarized in

Schedule "L" hereto, "Dissent Rights". **Schedule "L" is only a summary and Shareholders are referred to the full text of Article 5 of the Plan of Arrangement.**

In the event that a Shareholder fails to perfect or effectively withdraws that Shareholder's claim under the Dissent Right or forfeits that Shareholder's right to make a claim under the Dissent Right or his or her rights as a Shareholder are otherwise reinstated, each Rubicon Common Share held by that Shareholder will thereupon be deemed to have been exchanged in accordance with the terms of the Arrangement as of the Effective Date.

Shareholders who wish to exercise Dissent Rights should review the dissent procedures summarized in Schedule "L" and set out in full in Article 5 of the Plan of Arrangement and seek legal advice, as failure to adhere strictly to the Dissent Right requirements may result in the loss or unavailability of any right to dissent.

The obligation of Rubicon to complete the Arrangement is subject to the condition that notices of dissent shall not have been delivered by Shareholders holding such number of Rubicon Common Shares that, in Rubicon's opinion, completion of the Arrangement would not be in the best interests of Rubicon.

RISK FACTORS

In evaluating the Arrangement, Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to Rubicon, and which will apply to Paragon and CopperCo as appropriate after the Effective Date. **See Schedule "M" – Risk Factors for certain considerations relevant to Shareholders regarding the Arrangement and their investment in the securities referred to in this Circular.** These risk factors are not a definitive list of all risk factors associated with the respective businesses to be carried out by Rubicon, Paragon and CopperCo.

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

At the Meeting, the shareholders will be asked to approve, ratify and confirm, with or without variation, the adoption of an amended and restated shareholder rights plan (the "**Rights Plan**"), which is intended to replace and update the Shareholder Rights Plan originally adopted by Rubicon on February 11, 2002. The terms and conditions of the Rights Plan are set out in the Amended and Restated Shareholder Rights Plan Agreement (the "**Rights Agreement**") made as of June 14, 2006, between the Company and Computershare Investor Services Inc. (the "**Rights Agent**"). The Rights Agreement can be viewed online at www.sedar.com, as Schedule "A" to the Company's Material Change Report dated June 16, 2006 filed with respect to the adoption of the Rights Plan. The Company will also deliver a copy of the Rights Agreement to any Shareholder who requests one, at no charge to the Shareholder.

Confirmation by Shareholders

While the Rights Plan became effective upon the entering into of the Rights Agreement on June 14, 2006, the Rights will terminate if the Rights Agreement is not approved, with or without variation, at the Meeting by a majority of the votes cast by "independent" holders of Rubicon Common Shares who vote in respect of approval of the Rights Agreement at the Meeting. In effect, all Shareholders will be considered "independent" provided that they are not, at the relevant time, making a takeover bid for the Rubicon Common Shares.

Recommendation of the Board of Directors

In adopting the Rights Plan, the Board of Directors of Rubicon considered the appropriateness of establishing a shareholders' rights plan and concluded that it was in the best interests of the Company and its Shareholders to adopt such a plan. Accordingly, the Board of Directors of Rubicon recommends that Shareholders approve the Rights Agreement by voting in favour of the resolution set out below.

Purpose of the Rights Plan

The Board of Directors of Rubicon has adopted the Rights Plan in recognition that takeover bids may not always result in shareholders receiving equal treatment or fair and full value for their common shares. The Rights Plan was adopted to provide the Board of Directors of Rubicon with sufficient time to consider any takeover bid made for the Rubicon Common Shares and, if appropriate, to explore and develop alternatives to maximize Shareholder value and to ensure that any such offer would be made to all shareholders and treat all shareholders equally. Neither at the date of the adoption of the Rights Plan nor at the date of this Circular was the Board of Directors of Rubicon aware of any pending or threatened takeover bid or offer for the Rubicon Common Shares. It was not the intention of the Board of Directors of Rubicon in adopting the Rights Plan to secure the continuance in office of the existing members of the Board of Directors of Rubicon or to avoid an acquisition of control of the Company in a transaction that is considered to be fair and in the best interests of the shareholders.

The Board of Directors of Rubicon believes that under the rules relating to takeover bids in Canada, there may be insufficient time allowed for directors to fully assess offers and develop alternatives for shareholders such as possible higher offers or corporate restructurings. The result may be that shareholders fail, in the absence of a Shareholder rights plan, to realize the maximum value for their common shares. Although amendments to the takeover bid legislation which were adopted in all Canadian provinces except Quebec in 2001, and in Quebec in 2003 (the "**Zimmerman Amendments**"), extended the minimum period for which a takeover bid must remain open to thirty-five (35) days, the Board of Directors of Rubicon believes that this time period may not be sufficient in all circumstances. This view is supported by the fact that rights plans have continued to be implemented by Canadian public companies since the time that the Zimmerman Amendments came into force. In addition, the Board of Directors of Rubicon is concerned that, while securities legislation has addressed many concerns relating to unequal treatment of shareholders, there remains the possibility that control or effective control of the Company may be acquired pursuant to a private agreement in which a small number of shareholders dispose of common shares at a premium to market price which is not shared with the other shareholders. Also, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or fair sharing of any control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of 20% or more of the common shares of the Company. The Board of Directors of Rubicon is of the view that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public takeover bid or offer available to all shareholders of the Company for all of the outstanding common shares. The Board of Directors of Rubicon believes that the Rights Plan will likely deter unfair, coercive bid tactics and strategies that do not treat all shareholders of the Company equally. The leading decisions of Canadian securities regulatory authorities and courts indicate that a shareholder rights plan can be appropriately used for these purposes.

The objective of enhancing Shareholder value in the context of an unsolicited takeover bid requires that the board of directors has reasonable time to make the necessary assessments both of the bid which is on the table and of the other available alternatives. In responding to a *bona fide* takeover bid, the directors, as the representatives of the Company, have the responsibility to assess the takeover bid and to consider the bid in light of the best interests of the Company and its shareholders. The Board of Directors of Rubicon's access to all material information regarding the Company and familiarity with the Company's corporate strategies and alternatives ensures that the Board of Directors of Rubicon is well positioned to assess any takeover bid and the availability of higher value alternative transactions. This may result in the Rights Plan remaining in place for a period of time while the Board of Directors of Rubicon develops or assesses higher value alternatives, even if a majority of the outstanding common shares of the Company have been tendered to a bid.

Over the past few years, unsolicited takeover bids have been made for the shares of a number of Canadian public corporations. Many of these corporations had a shareholder rights plan in place which was used by the board of directors of the target corporation to gain time to seek alternatives to the bid, with the objective of enhancing Shareholder value. In most cases, a change of control ultimately occurred at a price in excess of the original bid price (e.g., in the Chapters Inc., Second Cup Ltd. and Placer Dome Inc. transactions); accordingly, the existence of a shareholder rights plan should not prevent, and is not intended to prevent, unsolicited takeover bids for the Company's common shares.

Canadian securities regulators have concluded in decisions relating to shareholder rights plans that in the face of a takeover bid, a target corporation's board of directors will not be permitted to keep a shareholder rights plan in place solely to prevent a bid. However, the Board of Directors of Rubicon will be allowed to keep a plan in place if the Board of Directors of Rubicon is actively seeking alternatives to a takeover bid, and if there is a real and substantial possibility that the Board of Directors of Rubicon can increase Shareholder choice and maximize Shareholder value.

The Rights Plan does not affect in any way the financial condition of the Company or interfere with its business plans. The initial issuance of the Rights (as defined below) is not dilutive and will not affect reported earnings or cash flow per common share until and unless the Rights separate from the underlying common shares and become exercisable (however, the Company considers the likelihood of such an event occurring to be remote). The adoption of the Rights Plan will not lessen or affect the duty of the Board of Directors of Rubicon to act honestly and in good faith and in the best interests of the Company.

Summary Description of the Rights Plan

The following is a summary description of the operation of the Rights Plan. This summary is qualified in its entirety by reference to the text of the Rights Agreement. Capitalized terms used but not defined below have the meanings ascribed to them in the Rights Agreement.

The Rights

The Rights were issued pursuant to the Rights Agreement. Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one Rubicon Common Share at the price of CDN$30 per share, subject to adjustment (the "**Exercise Price**"). However, if a Flip-in Event (as defined below) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of Rubicon Common Shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time (as defined below).

Overview of the Rights Plan

The Rights Plan utilizes the mechanism of the Permitted Bid (as defined below) to ensure that a person seeking control of the Company provides both the Company's shareholders and the Board of Directors of Rubicon with sufficient time to evaluate the bid. The purpose of the Permitted Bid mechanism is to allow a potential bidder to avoid the dilutive features of a Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a takeover bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect.

The Rights Plan should not deter a person seeking to acquire control of the Company if that person is prepared to make a takeover bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board of Directors of Rubicon. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Rubicon Common Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board of Directors of Rubicon. When a person or group or their transferees become an Acquiring Person, the Rights Beneficially Owned by those persons become void, thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board of Directors of Rubicon the terms of an offer which is fair to all shareholders.

The Rights Plan will not prevent shareholders from disposing of their Rubicon Common Shares through any takeover bid for the Company. The directors will continue to be bound to consider fully and fairly any *bona fide* takeover bid or offer for the Rubicon Common Shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Shareholder rights plans have been adopted by a large number of publicly held companies in Canada and the United States. The terms of the Rights Plan are similar to those adopted in recent years by other Canadian public companies.

Trading of Rights

Until the Separation Time (as defined below), the Rights will be evidenced only by the register maintained by the Rights Agent and outstanding share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred with and only with the associated common shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued after the Record Time, upon transfer of existing common shares or the issuance of additional common shares, will display a legend incorporating the terms of the Rights Agreement by reference. As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("**Rights Certificates**") will be mailed to the holders of common shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the Rights.

Acquiring Person and Flip-in Event

An Acquiring Person is, generally, a person who beneficially owns 20% or more of the outstanding common shares of the Company. The Rights Agreement provides certain exceptions to that rule, including a person who acquires 20% or more of the outstanding common shares through a Permitted Bid Acquisition, an Exempt Acquisition or in its capacity as Investment Manager, Trust Company, Crown Agency, Statutory Body or Plan Administrator, provided in these latter instances that the person is not making or proposing to make a take-over bid. The term Acquiring Person does not include the Company or any subsidiary of the Company. If a person becomes an Acquiring Person (a "**Flip-in Event**"), each Right will generally convert into the right to purchase from the Company, upon exercise, a number of common shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Separation Time

The "Separation Time" is the close of business on the tenth day after the earlier of (i) the "Stock Acquisition Date", which is generally the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date on which a Take-over Bid ceases to be a Permitted Bid or Competing Permitted Bid. In any of the above cases, the Separation Time can be such later time as may from time to time be determined by the Board of Directors of Rubicon acting in good faith. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed never to have been made.

Permitted Bid

A Flip-in Event does not occur if a take-over bid is a Permitted Bid. A Permitted Bid is a Take-over Bid, made by means of a take-over bid circular, which, among other things:

(a) is made for any and all voting shares to all holders of record of common shares as registered on the books of the Company (other than the Offeror);

(b) contains, and the take-up and payment for common shares tendered or deposited is subject to, an irrevocable and unqualified condition that no common shares will be taken up or paid for pursuant to the Take-over Bid:

   (i) prior to the close of business on the 60th day following the date of the Takeover Bid; and

   (ii) unless at such date more than 50% of the then outstanding common shares held by Independent Shareholders have been deposited under the bid and not withdrawn;

(c) contains irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, all common shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for common shares under the bid and that all

common shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date; and

(d) contains an irrevocable and unqualified provision that, if the condition referred to in clause (b) (ii) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of common shares for a period of not less than 10 business days from the date of such public announcement.

The Rights Plan also provides for a "Competing Permitted Bid", which is a Take-over Bid made while another Permitted Bid is outstanding, that satisfies all of the requirements of a Permitted Bid other than the requirements of clause (b) (i). The Competing Permitted Bid must expire no earlier than the later of: (i) the date on which common shares may be taken up under the Permitted Bid which preceded the Competing Permitted Bid; and (ii) 35 days following the date of commencement of the Competing Permitted Bid.

Take-over Bid

A "Take-over Bid" is defined in the Rights Plan as an offer to acquire common shares or other securities convertible into common shares, where the common shares subject to the offer to acquire, together with the common shares into which the securities subject to the offer to acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding common shares at the date of the offer.

Waiver

If a potential Offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board of Directors of Rubicon to make a bid pursuant to a take-over bid circular on terms which the Board of Directors of Rubicon considers fair to all shareholders. In such circumstances, the Board of Directors of Rubicon may waive the application of the Rights Plan to the transaction, thereby allowing such bid to proceed without dilution to the Offeror, and the Board of Directors of Rubicon will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made by way of take-over bid circular. Waivers relating to take-over bids made otherwise than pursuant to a take-over bid circular delivered to all holders of Rubicon Common Shares require approval of the shareholders, except in the case of inadvertent triggering of the application of the Rights Plan.

Amendments

The Company may from time to time make amendments to the Rights Agreement which are required in order to correct any clerical or typographical error or which are required to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. The Company may also, prior to approval of the Rights Plan by the shareholders at the Meeting, supplement or amend the Rights Agreement without the approval of any holders of Rights or common shares to make any changes which the Board of Directors of Rubicon may deem necessary or desirable, provided that no such supplement or amendment shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. Any supplement, amendment or variance made after the date of approval of the Rights Plan but prior to the Separation Time may only be made with the prior consent of the Independent Shareholders, provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. Any supplement or amendment made on or after the Separation Time may only be made with the prior consent of the holders of Rights, provided that no such supplement, amendment or variance shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. In addition, any amendment to the Rights Agreement is subject to the prior written consent of the TSX.

Term

The Rights Plan became effective on June 14, 2006, and will terminate if not ratified by a resolution passed by a majority of greater than 50 per cent of the votes cast by independent holders of Rubicon Common Shares who vote in respect of approval of the Rights Agreement at the Meeting. A Shareholder will be considered "**independent**" and considered eligible to vote for this purpose as long as the Shareholder has not commenced, or announced an

intention to commence, a take-over bid for Rubicon Common Shares and is not an associate or affiliate of, or acting jointly or in concert with, any other person who has done so. Unless earlier redeemed by the Board of Directors of Rubicon, the Rights expire on the close of the Company's 2011 annual meeting, unless reconfirmed at such meeting. If reconfirmed at the Company's 2011 annual meeting, unless earlier redeemed by the Board of Directors of Rubicon, the Rights Plan will expire at the close of the 2016 annual meeting.

2006 Amendments

The amendments to the Rights Agreement approved by the Board of Directors of Rubicon on June 14, 2006 are limited in number and effect. The amendments include (i) replacing references to *Company Act* (British Columbia) with references to the *Business Corporations Act* (British Columbia), reflecting British Columbia's adoption in 2004 of the *Business Corporations Act* (British Columbia) to replace the *Company Act* (British Columbia); (ii) amendments of a technical nature designed to bring the Rights Plan up-to-date with respect to prevailing current practice; and (iii) the correction of certain typographical and similar errors; and (iv) inserting a clause under the "adjustment" provisions of the Rights Agreement to the effect that no special adjustments and no additional issuances of securities will be triggered under the Rights Plan as a result of the Plan of Arrangement.

Shareholder Approval

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve, adopt and ratify an ordinary resolution in substantially the form set out in Schedule "H" hereto approving the Rights Plan.

The Board of Directors of Rubicon is of the view that passing the ordinary resolution approving the Rights Plan is in the best interests of Rubicon and recommends that Shareholders vote in favour of this ordinary resolution. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution.**

EXPERTS

Davis & Company LLP, Canadian counsel to Rubicon, and Dorsey & Whitney LLP, U.S. counsel to Rubicon have prepared the respective summaries of the Canadian and United States Federal Income Tax considerations generally applicable to the holders of Rubicon Common Shares disclosed under the heading "Income Tax Considerations" of this Circular.

The summary of the McFinley Property disclosed in Schedule "I" of this Circular under the heading "Information Concerning Rubicon After the Arrangement – Principal Properties" was taken from a NI 43-101 report entitled "An Update on Exploration Activities of Rubicon Minerals Corporation on the McFinley Property" dated December 9, 2005 and prepared for Rubicon by Marc Prefontaine, M.Sc. P. Geo, an independent consulting geologist and member of the Association of Engineers and Geoscientists of British Columbia.

The summary of the JBP Linear Property disclosed in Schedule "J" of this Circular under "Information Concerning Paragon After the Arrangement – Principal Properties" was taken from a NI 43-101 report entitled "Technical Report for the JBP Linear Property" dated December 9, 2005 and prepared for Rubicon by Larry Pilgrim, P. Geol, an independent consulting geologist and member of the Association of Engineers, Geologists of Newfoundland and Labrador.

The summary of the Golden Promise Property disclosed in Schedule "J" of this Circular under "Information Concerning Paragon After the Arrangement – Principal Properties" was taken from a NI 43-101 report entitled "Technical Report for the Golden Promise Property" dated December 9, 2005 and prepared for Rubicon by Larry Pilgrim, P. Geol, an independent consulting geologist and member of the Association of Engineers, Geologists of Newfoundland and Labrador.

The summary of the Kalukundi project disclosed in Schedule "K" to this Circular under "Information Concerning CopperCo After the Arrangement – Principal Properties" was taken from a NI 43-101 report entitled "Kalukundi Project – Technical Report" dated June, 2006 and prepared for Africo by John Hearne, an independent consulting mining engineer registered with the AUSIMM, Julian Verbeek, an independent consulting geologist registered with

the AUSIMM and SACNASP, and David Dodd, an independent consulting extractive metallurgist registered with the SAIMM.

Except as noted below, none of the aforementioned experts has received a direct or indirect interest in the property of Rubicon or any associate or affiliate of Rubicon. Copies of the four technical reports described above may be viewed on written request to Rubicon or on SEDAR at www.sedar.com.

As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned entities beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of Rubicon.

David R. Reid is a Director of Rubicon and a partner at Davis & Company LLP, Canadian legal counsel to Rubicon. Other than Mr. Reid, neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned entities is currently expected to be elected, appointed or employed as a director, officer or employee of Rubicon or of any associate or affiliate of Rubicon.

PROMOTERS

Rubicon is the promoter of Paragon and CopperCo. Rubicon took the initiative in the organization of Paragon and CopperCo and accordingly, may be considered to be the promoter of the two new companies within the meaning of applicable securities legislation. Rubicon may hold Paragon Common Shares immediately following the Arrangement if Rubicon exercises its right to participate in the Paragon Financing. See Schedule "J", "Information Concerning Paragon after the Arrangement – Funds Available – Private Placement Financing." Although Rubicon intends to exercise its conversion right under the Bridge Loan prior to the Effective Date (in which case the securities received on such exercise would be distributed to the Shareholders pursuant to the Arrangement), if Rubicon does not exercise its conversion right prior to the Effective Date, Rubicon could hold CopperCo Common Shares, or the right to receive CopperCo Common Shares, immediately following the Arrangement. See Schedule "K", "Information Concerning CopperCo after the Arrangement – Funds Available."

LEGAL PROCEEDINGS

Neither Rubicon, Paragon, nor CopperCo is party to any material legal proceedings, and each company is not aware of any such proceedings known to be contemplated.

OTHER BUSINESS

Management of Rubicon knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.

SHAREHOLDER PROPOSALS

ANY SHAREHOLDER WHO INTENDS TO PRESENT A PROPOSAL AT RUBICON'S 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS MUST SEND THE PROPOSAL TO RUBICON'S CORPORATE SECRETARY AT THE REGISTERED OFFICE OF RUBICON, 2800 – 666 BURRARD STREET, VANCOUVER, BC V6C 2Z7. IN ORDER FOR THE PROPOSAL TO BE INCLUDED IN RUBICON'S PROXY MATERIALS SENT TO THE SHAREHOLDERS, IT MUST BE RECEIVED BY RUBICON NO LATER THAN MARCH 29, 2007 AND MUST COMPLY WITH THE REQUIREMENTS OF SECTION 188 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA). RUBICON IS NOT OBLIGATED TO INCLUDE ANY SHAREHOLDER PROPOSAL IN ITS PROXY MATERIALS FOR THE 2007 ANNUAL AND GENERAL MEETING IF THE PROPOSAL IS RECEIVED AFTER THE MARCH 29, 2007 DEADLINE.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast in favour at the Meeting by the holders of Rubicon Common Shares. All special resolutions require, for its passing of the same, a two-thirds majority of the votes cast in favour at the Meeting by the holders of Rubicon Common Shares.

ADDITIONAL INFORMATION

Additional information concerning Rubicon is available on SEDAR at www.sedar.com. Financial information concerning Rubicon is provided in Rubicon's comparative financial statements and Management Discussion and Analysis for the financial year ended December 31, 2005.

Shareholders wishing to obtain a copy of Rubicon's financial statements and Management's Discussion and Analysis may contact the Company as follows:

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, BC
V6C 2V6
Telephone: (604) 623-3333
Facsimile: (604) 623-3355
Website: www.rubiconminerals.com

DIRECTORS APPROVAL

The content and sending of this Circular have been approved by the Board of Directors of Rubicon. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*David W. Adamson*"

President & CEO

Vancouver, BC
July 7, 2006

AUDITORS CONSENT

Re: Rubicon Minerals Corporation ("the Company")

We have read the Management Information Circular of the Company dated July 7, 2006 relating to the Company's proposed spin-off of interests in certain exploration assets located in Newfoundland and the Democratic Republic of Congo, and related transactions. We confirm that we have complied with Canadian generally accepted standards for an auditor's involvement with Management Information Circulars.

We consent to the use in the above-mentioned Management Information Circular of our report to the shareholders of the Company in respect to the Company's balance sheets as at December 31, 2005 and 2004, and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2005. Our report was dated March 24, 2006.

Yours truly,

(signed) DeVisser Gray

Chartered Accountants

Vancouver, British Columbia

July 7, 2006

AUDITORS CONSENT

Re: CopperCo Resources Corp. ("the Company")

We have read the Management Information Circular of Rubicon Minerals Corporation ("Rubicon") dated July 7, 2006 relating to Rubicon's proposed spin-off of interests in certain exploration assets located in Newfoundland and the Democratic Republic of Congo, and related transactions. We confirm that we have complied with Canadian generally accepted standards for an auditor's involvement with Management Information Circulars.

We consent to the use in the above-mentioned Management Information Circular of our report to the directors of the Company in respect to the Company's balance sheet as at July 4, 2006. Our report was dated July 7, 2006.

Yours truly,

(signed) DeVisser Gray

Chartered Accountants

Vancouver, British Columbia

July 7, 2006

AUDITORS' CONSENT

Re: Paragon Minerals Corporation ("the Company")

We have read the Management Information Circular of Rubicon Minerals Corporation ("Rubicon") dated July 7, 2006 relating to Rubicon's proposed spin-off of interests in certain exploration assets located in Newfoundland and the Democratic Republic of Congo, and related transactions. We confirm that we have complied with Canadian generally accepted standards for an auditor's involvement Management Information Circulars.

We consent to the use in the above-mentioned Management Information Circular of our report to the directors of the Company in respect to the Company's balance sheet as at July 4, 2006. Our report was dated July 7, 2006.

Yours truly,

(signed) DeVisser Gray

Chartered Accountants

Vancouver, British Columbia

July 7, 2006

AUDITORS' CONSENT

We have read the Management Information Circular (the "Circular") of Rubicon Minerals Corporation ("Rubicon") dated July 7, 2006 relating to the proposed plan of arrangement involving Rubicon, Paragon Minerals Corporation, CopperCo Resource Corp. and Africo Resources Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above-mentioned Circular, of our report dated May 29, 2006 to the shareholders of Africo Resources Ltd. ("Africo") on the following financial statements:

- Consolidated balance sheets of Africo as at December 31, 2005 and 2004.
- Consolidated statements of operations, deficit and cash flows for the periods ended December 31, 2004 and 2005

(signed) Pricewaterhouse Coopers LLP

Chartered Accountants

Vancouver, British Columbia

July 7, 2006

INDEX TO SCHEDULES

TABLE OF CONTENTS

SCHEDULE "A"

(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

FINANCIAL STATEMENTS

- Audited Consolidated Financial Statements of Rubicon for the financial years ended December 31, 2005, 2004 and 2003 and the auditor's report thereon
- Interim Unaudited Consolidated Financial Statements of Rubicon for the three months ended March 31, 2006
- Management's Discussion and Analysis of Rubicon for the fiscal year ended December 31, 2005
- Management's Discussion and Analysis of Rubicon for the three months ended March 31, 2006
- Pro-forma Consolidated Balance Sheets of Rubicon as at March 31, 2006
- Pro-forma Balance Sheet of Paragon as at March 31, 2006
- Pro-forma Balance Sheet of CopperCo as at March 31, 2006
- Audited Financial Statements of Africo for the financial years ended December 31, 2005 and 2004
- Interim Financial Statements of Africo for the three months ended March 31, 2006
- Audited Balance Sheet of Paragon as at July 4, 2006
- Audited Balance Sheet of CopperCo as at July 4, 2006

RUBICON MINERALS CORPORATION

Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005
and
December 31, 2004

RUBICON MINERALS CORPORATION

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 13, and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Company's independent auditors, Devisser Gray, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

"*David Adamson*"	"*Robert Lewis*"
David Adamson	Robert Lewis
President	Chief Financial Officer

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Rubicon Minerals Corporation

We have audited the consolidated balance sheets and consolidated statements of mineral property costs of Rubicon Minerals Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of materials misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flow for each of the years in the three year period ended December 31, 2005 in accordance with generally accepted accounting principles in Canada.

"De Visser Gray"
CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 24, 2006, except as at note 14, which is as at March 29, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 24, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

"De Visser Gray"
CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 24, 2006, except as at note 14, which is as at March 29, 2006

RUBICON MINERALS CORPORATION

Consolidated Balance Sheets

(Stated in Canadian Dollars)

	As at December 31	
	2005	**2004**
Assets		
Current assets		
Cash and cash equivalents	$ 2,810,503	$ 6,941,848
Amounts receivable	927,210	263,731
Prepaid expenses	23,373	64,202
	3,761,086	7,269,781
Investments (note 5)	6,546,411	3,177,783
Equipment (note 6)	51,228	56,604
Mineral property costs (note 7)	22,961,644	19,815,494
	$ 33,320,369	$ 30,319,662
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 519,961	$ 897,397
Non-controlling interest	407,479	474,340
Shareholders' equity		
Share capital (note 8(a))	45,610,692	39,184,721
Contributed surplus (note 8(b))	2,623,780	1,960,463
Deficit	(15,841,543)	(12,197,259)
	32,392,929	28,947,925
	$ 33,320,369	$ 30,319,662

See accompanying notes to the consolidated financial statements

Continuance of Operations (note 1)
Commitments (Note 10)
Subsequent events (Note 14)

Approved by the Board of Directors:

"David Adamson" — David Adamson, Director

"John Brodie" — John R. Brodie, FCA, Director

RUBICON MINERALS CORPORATION

Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

	For the years ended December 31		
	2005	**2004**	**2003**
Expenses			
Amortization	$ 17,412	$ 19,130	$ 12,543
Consulting	138,847	187,032	124,726
General mineral exploration	283,391	214,962	201,527
Investor relations	496,172	354,539	413,911
Office	200,922	220,635	119,189
Professional fees	304,741	238,463	186,221
Rent	84,418	59,127	68,634
Salaries	629,701	528,836	335,142
Stock-based compensation (notes 3 and 8(b))	683,671	983,380	556,046
Telephone	17,946	15,121	7,910
IPO costs of subsidiary	2,913	411,188	-
Re-organization costs (note 2)	129,210	-	-
Transfer agent and regulatory filing fees	112,797	130,095	153,341
Travel and accommodation	28,804	35,225	28,417
Write-off of mineral property costs	1,715,674	1,713,144	231,388
Loss before other items	(4,846,619)	(5,110,877)	(2,438,995)
Corporate capital tax expense	-	-	(47,012)
Interest and miscellaneous income	82,232	150,018	153,910
Option and administration fees in excess of property costs	119,606	-	-
Gain on sale of investments	76,765	694,769	19,703
Gain on settlement of debt	101,251	-	-
Loss on equity investment	(288,323)	(25,000)	-
Future income tax recovery (note 8(a))	1,043,943	-	-
Allocation of subsidiary's loss to minority interest	66,861	208,254	-
Net loss for the year	(3,644,284)	(4,082,836)	(2,312,394)
Deficit, beginning of year	(12,197,259)	(8,114,423)	(5,802,029)
Deficit, end of year	$ (15,841,543)	$ (12,197,259)	$ (8,114,423)
Basic and diluted loss per common share	$ (0.06)	$ (0.08)	$ (0.05)
Weighted average number of common shares outstanding	60,223,727	52,919,912	43,240,383

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

	For the years ended December 31		
	2005	2004	2003
Cash Provided by (Used for):			
Operating Activities			
Net loss for the year	$ (3,644,284)	$ (4,082,836)	$ (2,312,394)
Adjustment for items which do not involve cash:			
Amortization	17,412	19,130	12,543
Stock-based compensation	683,671	1,100,980	556,046
Write-off of mineral property costs	1,715,674	1,713,144	231,388
Gain on sale of investments	(76,765)	(694,769)	(19,703)
Loss on equity investment	288,323	25,000	-
Future income tax recovery	(1,043,943)	-	-
Allocation of subsidiary's loss to minority interest	(66,861)	(208,254)	-
	(2,126,773)	(2,127,605)	(1,532,120)
Changes in non-cash working capital components:			
Prepaid expenses	40,829	(43,798)	(14,948)
Amounts receivable	(663,479)	689,334	(768,668)
Accounts payable and accrued liabilities	(525,011)	(46,049)	(85,553)
	(3,274,434)	(1,528,118)	(2,401,289)
Investing Activities*			
Mineral property costs	(6,354,538)	(8,599,220)	(9,317,324)
Purchase of equipment	(12,036)	(31,631)	(17,692)
Purchase of investments	(4,151,793)	(4,004,193)	(300,000)
Proceeds on sales of investments	804,233	2,489,294	33,737
Cash acquired in capital transaction	-	-	714,031
	(9,714,134)	(10,145,750)	(8,887,248)
Financing Activities*			
Common shares issued for cash	8,200,368	3,628,330	17,700,909
Share issue costs	(902,328)	(413,658)	(1,238,338)
Recovery of property costs incurred	1,495,182	3,857,365	4,677,732
Management and administration fees received	64,001	241,605	290,342
	8,857,223	7,313,642	21,430,645
Net cash (used) provided during the year	(4,131,345)	(4,360,226)	10,142,108
Cash and cash equivalents, beginning of year	6,941,848	11,302,074	1,159,966
Cash and cash equivalents, end of year	$ 2,810,503	$ 6,941,848	$ 11,302,074

During the year, the Company paid and received interest as follows:

Interest received	$ 69,128	$ 157,149	$ 134,626
Interest paid	$ 26,249	$ 1,137	$ 2,874

****Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 11.***

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Mineral Property Costs

(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
CANADA							
ONTARIO							
RED LAKE MINING DIVISION							
McFinley Property							
Acquisition and option payments	$ 2,766,606	$ 360,092	$ -	$ 3,126,698	$ 265,742	$ -	$ 3,392,440
Exploration costs							
Geological and geochemical	1,188,210	80,818	-	1,269,028	141,655	-	1,410,683
Drilling	1,876,454	1,731,442	-	3,607,896	2,067,733	-	5,675,629
Geophysical	99,802	1,345	-	101,147	-	-	101,147
Travel and accommodation	96,221	40,529	-	136,750	46,291	-	183,041
Other	29,659	1,637	-	31,296	760	-	32,056
	6,056,952	2,215,863	-	8,272,815	2,522,181	-	10,794,996
Other Red Lake Properties							
Acquisition and option payments	595,957	73,768	(230,862)	438,863	112,564	(77,750)	473,677
Exploration costs							
Geological and geochemical	614,503	289,371	(167,157)	736,717	360,778	(142,682)	954,813
Drilling	548,862	676,490	(628,929)	596,423	593,823	(567,127)	623,119
Geophysical	297,088	78,641	(95,419)	280,310	-	-	280,310
Travel and accommodation	40,783	47,339	(18,652)	69,470	24,083	(13,890)	79,663
Other	3,118	-	(137)	2,981	32,511	(18)	35,474
Administration fees (earned)	(370,962)	-	(65,082)	(436,044)	-	(23,650)	(459,694)
	1,729,349	1,165,609	(1,206,238)	1,688,720	1,123,759	(825,117)	1,987,362
McCuaig JV Project							
Acquisition and option payments	79,940	24,000	-	103,940	6,000	-	109,940
Exploration costs							
Geological and geochemical	414,334	57,552	(32,385)	439,501	12,438	(2,569)	449,370
Drilling	992,186	252,436	(100,975)	1,143,647	582	-	1,144,229
Geophysical	27,682	-	(257)	27,425	-	-	27,425
Travel and accommodation	27,192	7,904	(2,904)	32,192	-	-	32,192
Other	1,400	1,000	(400)	2,000	-	-	2,000
Administration fees (earned)	(16,886)	-	(10,492)	(27,378)	-	(257)	(27,635)
	1,525,848	342,892	(147,413)	1,721,327	19,020	(2,826)	1,737,521
English Royalty Division							
Acquisition and option payments	525,438	249,952	(604,058)	171,332	44,575	(140,907)	75,000
Exploration costs							
Geological and geochemical	86,420	158,449	-	244,869	113,879	-	358,748
Travel and accommodation	2,328	3,201	-	5,529	3,590	-	9,119
Other	23	84	-	107	-	-	107
	614,209	411,686	(604,058)	421,837	162,044	(140,907)	442,974

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
ONTARIO *(continued)*							
Other Ontario Properties							
Acquisition and option payments	$ 41,310	$ -	$ (41,310)	$ -	$ -	$ -	$ -
Exploration costs		-		-	-	-	-
Geological and geochemical	22,722	-	(22,722)	-	-	-	-
Geophysical	56,362	-	(56,362)	-	-	-	-
Travel and accommodation	1,322	-	(1,322)	-	-	-	-
	121,716	-	(121,716)	-	-	-	-
NEWFOUNDLAND GOLD PROPERTIES							
StarTrack Trend Properties							
Acquisition and option payments	308,578	86,408	(150,744)	244,242	-	-	244,242
Exploration costs							
Geological and geochemical	429,479	90,306	(72,340)	447,445	41,030	-	488,475
Drilling	-	224,058	(100,000)	124,058	-	-	124,058
Geophysical	57,197	-	(56,715)	482	-	-	482
Travel and accommodation	10,026	1,277	(734)	10,569	231	(38)	10,762
Other	450	3,130	-	3,580	-	-	3,580
	805,730	405,179	(380,533)	830,376	41,261	(38)	871,599
Golden Promise Trend Properties							
Acquisition and option payments	289,611	219,495	(360,680)	148,426	141,912	(87,000)	203,338
Exploration costs							
Geological and geochemical	238,642	622,733	(608,021)	253,354	292,631	(141,209)	404,776
Drilling	108,505	392,168	(328,608)	172,065	16,218	(9,824)	178,459
Geophysical	117,321	-	(62,742)	54,579	750	-	55,329
Travel and accommodation	6,355	16,188	(14,807)	7,736	7,402	(4,389)	10,749
Other	-	296	(296)	-	71	(71)	-
Administration fees (earned)	(74,203)	-	(104,641)	(178,844)	-	(11,857)	(190,701)
	686,231	1,250,880	(1,479,795)	457,316	458,984	(254,350)	661,950
Avalon Trend Properties							
Acquisition and option payments	102,566	109,725	(52,508)	159,783	30,044	(120,889)	68,938
Exploration costs							
Geological and geochemical	296,213	339,711	(380,247)	255,677	49,427	(109,299)	195,805
Drilling	-	263,443	(263,443)	-	7,163	(7,163)	-
Travel and accommodation	4,497	2,115	(2,433)	4,179	437	(561)	4,055
Other	-	1,366	(641)	725	418	(1,143)	-
Administration fees (earned)	-	-	(42,671)	(42,671)		26,220	(16,451)
	403,276	716,360	(741,943)	377,693	87,489	(212,835)	252,347
Glenwood-Botwood Trend Properties							
Acquisition and option payments	323,842	246,707	(168,199)	402,350	306,750	(33,568)	675,532
Exploration costs							
Geological and geochemical	581,843	502,002	(68,856)	1,014,989	767,521	(241,759)	1,540,751
Drilling		395,568	(104,467)	291,101	374,997	-	666,098
Geophysical	236,806	39,279	(20,056)	256,029	34,158	(31,158)	259,029
Travel and accommodation	5,849	5,534	(1,357)	10,026	5,215	-	15,241
Administration fees (earned)	(39,887)	-	(3,026)	(42,913)	-	(24,811)	(67,724)
	1,108,453	1,189,090	(365,961)	1,931,582	1,488,641	(331,296)	3,088,927

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Mineral Property Costs

(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
NEWFOUNDLAND GOLD PROPERTIES *(continued)*							
New World Trend Property							
Acquisition and option payments	$ 16,090	$ 53,600	$ -	$ 69,690	$ 37,850	$ -	$ 107,540
Exploration costs							
Geological and geochemical	233,879	69,566	-	303,445	27,013	-	330,458
		567	-	567	1,583	-	2,150
Travel and accommodation	1,817	43	-	1,860	14	-	1,874
	251,786	123,776	-	375,562	66,460	-	442,022
GNP Trend Property							
Acquisition and option payments	34,171	-	(34,171)	-	-	-	-
Exploration costs							
Geological and geochemical	27,257	-	(27,257)	-	-	-	-
Travel and accommodation	3,373	-	(3,373)	-	-	-	-
	64,801	-	(64,801)	-	-	-	-
Base Metal Properties							
Acquisition and option payments	284,891	44,599	(239,798)	89,692	36,790	(76,493)	49,989
Exploration costs							
Geological and geochemical	390,408	8,994	(150,631)	248,771	125,460	(4,500)	369,731
Drilling	516,168	66,542	(290,976)	291,734	193,164	-	484,898
Geophysical	169,902	-	(87,265)	82,637	-	-	82,637
Travel and accommodation	33,270	1,193	(12,476)	21,987	-	-	21,987
Other	9,094	-	(8,869)	225	-	-	225
Administration fees (earned)	(84,947)	-	84,947	-	-	-	-
	1,318,786	121,328	(705,068)	735,046	355,414	(80,993)	1,009,467
BRITISH COLUMBIA							
Axelgold and Thumb Peak							
Acquisition and option payments	435,838	-	(435,838)	-	-	-	-
Exploration costs							
Geological and geochemical	58,715	601	(59,316)	-	-	-	-
Drilling	1,099	151	(1,250)	-	-	-	-
Travel and accommodation	2,943	-	(2,943)	-	-	-	-
Administration fees (earned)	(63,860)	-	63,860	-	-	-	-
	434,735	752	(435,487)	-	-	-	-
NUNAVUT, BAFFIN ISLAND							
Incognita Joint Venture Property							
Acquisition and option payments	84,048	65,000	(149,048)	-	-	-	-
Exploration costs							
Geological and geochemical	87,097	(66,677)	(20,420)	-	-	-	-
Drilling	32,758	97,050	(129,808)	-	-	-	-
Geophysical	14,151	-	(14,151)	-	-	-	-
Travel and accommodation	4,294	8,000	(12,294)	-	-	-	-
Other	354	22,178	(22,532)	-	-	-	-
Administration fees (earned)	(197,608)	-	197,608	-	-	-	-
	25,094	125,551	(150,645)	-	-	-	-

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
UNITED STATES OF AMERICA							
ALASKA							
Palmer Property							
Acquisition and option payments	$ 908,389	$ 136,566	$ -	$ 1,044,955	$ 105,480	$ (941,020)	$ 209,415
Exploration costs							
Geological and geochemical	209,932	161,300	-	371,232	3,609	-	374,841
Drilling	682,215	-	-	682,215	-	-	682,215
Travel and accommodation	18,003	-	-	18,003	-	-	18,003
Other	18,013	-	-	18,013	-	-	18,013
Administration fees (earned)	(76,483)	-	-	(76,483)	-	-	(76,483)
	1,760,069	297,866	-	2,057,935	109,089	(941,020)	1,226,004
ARIZONA							
Yuma King Property							
Acquisition and option payments	-	54,202	-	54,202	6,340	(60,542)	-
Exploration costs							
Geological and geochemical	-	16,484	-	16,484	23	(16,507)	-
Travel and accommodation	-	1,188	-	1,188	210	(1,398)	-
	-	71,874	-	71,874	6,573	(78,447)	-
NEVADA							
Other Properties							
Acquisition and option payments	369,783	419,572	(23,505)	765,850	140,110	(614,317)	291,643
Exploration costs							
Geological and geochemical	-	118,794	(11,233)	107,561	72,608	(25,337)	154,832
	369,783	538,366	(34,738)	873,411	212,718	(639,654)	446,475
Mineral Property Costs	$ 17,276,818	$ 8,977,072	$ (6,438,396)	$ 19,815,494	$ 6,653,633	$(3,507,483)	$ 22,961,644

Property Costs Written-off

The composition of the write-off figures by property classification is as follows:

	2005	2004	2003
Other Red Lake Properties	$ -	$ 226,527	$ 6,457
Other Ontario	-	121,716	-
Avalon Trend Properties	195,554	-	-
Golden Promise Trend Properties	6,186	-	-
Newfoundland Base Metal Properties	-	231,980	196,841
Other Newfoundland Properties	38	493,817	26,695
Nunavut Properties	-	150,645	-
British Columbia Properties	-	435,487	-
Other Properties	1,513,896	52,972	1,395
Total costs written-off	1,715,674	1,713,144	231,388
Aggregate cost recoveries and administration fees received	1,791,809	4,725,252	4,968,074
Gross write-offs and recoveries	$ 3,507,483	$6,438,396	$ 5,199,462

See accompanying notes to the consolidated financial statements

(Stated in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is primarily involved in the acquisition and exploration of mineral property interests in Canada, in the United States and in the Democratic Republic of Congo. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $15.8 million at December 31, 2005 (2004 - $12.2 million). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going-concern, the net realizable values of its assets may be materially less than the amounts recorded on the balance sheets.

2. PROPOSED RE-ORGANIZATION

On November 21, 2005, the Company announced that it intended to complete a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring the Company is to continue to hold its Ontario properties and USA properties (subsequently superceded by the proposed disposition of the USA properties under the agreement with Carlin Gold Corp. and related Plan of Arrangement announced subsequent to the year end – refer to note 14). One of the newly-created companies is to hold all of the Company's Newfoundland properties. The other newly created company is to hold all of the Company's investment in Africo Resources Ltd. The proposed reorganization of the Company will be accomplished by way of a statutory Plan of Arrangement and is subject to shareholder, regulatory and court approvals.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. As described in note 13, these principles differ in certain respects from principles and practices generally accepted in the United States ("US") and requirements promulgated by the Securities and Exchange Commission. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its 60.4%-owned subsidiary, Toquima Minerals Corporation ("Toquima"). The investment in Africo Resources Ltd. is accounted for on the equity basis.

All intercompany balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time. Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests and the determination of stock-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.

. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investments

The Company's investments are carried at cost and considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is a loss in value that is other than temporary, the investments are written-down to their estimated market values.

Equipment

Equipment is recorded and amortized over their estimated useful economic lives using declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 50% for software.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2005, the Company does not have any asset retirement obligations.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company's operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date. Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures. The Company accounts for its interests in joint ventures using the proportionate consolidation method.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial Instruments and Financial Risk

The Company's financial instruments consists of cash, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the Toronto Stock Exchange on the date of the agreement to issue the shares or the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

Except for flow-through share issues, the Company's accounting policy for future income taxes currently had no effect on the financial statements of any of the fiscal years presented.

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

(Stated in Canadian Dollars)

. RELATED PARTY TRANSACTIONS

During 2005, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $379,857 (2004 - $664,277; 2003 - $291,791), including amounts paid or accrued by the Company's subsidiary, Toquima, amounting to $28,807 (2004 - $254,471). The fees are recorded within professional expenses, IPO costs of subsidiary (Toquima), mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2005, this law firm is owed $9,884 (2004 - $277,521; 2003 - $62,569). These amounts are included in accounts payable and accrued liabilities and represent the unpaid portion of the legal fees as of the respective dates. In addition, during 2005, this law firm also billed nil (2004 - $53,920) in legal fees to Africo Resources Ltd., a long-term investment of the Company, accounted for by the equity method. During 2005, this firm agreed to settle debts of Toquima resulting in a reduction of fees payable of $77,234. All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

During 2004, the Company completed an option agreement with TLC Ventures Corp. ("TLC"), whereby TLC can acquire a 100% interest in the Point Leamington Property located on the island of Newfoundland in exchange for a total of 300,000 common shares of TLC and $250,000 in cash, both payable over 3 years. The Company and TLC had a common director at the time the Company entered into this option agreement. The option agreement was incurred in the normal course of business and all payments are recorded at their fair value amounts.

. INVESTMENTS

The Company owns common shares in public and private companies as follows:

	2005		2004	
	Aggregate Cost	Market Value	Aggregate Cost	Market Value
	$	$	$	$
Public companies	361,978	351,416	814,414	611,927
Private company (a)	6,184,433	- *	2,363,369	- *
	6,546,411	351,416	3,177,783	611,927

** - The fair value of each outstanding common share of this private company is not readily determinable*

(a) Investment in Africo Resources Ltd. ("Africo")

During 2004, the Company acquired a 60% interest in Africo, a British Columbia private company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. During 2004, the Company resold part of its investment for a gain of $684,174. As at December 31, 2005, the Company owned 37.4% of Africo (2004 – 35.6%).

Changes in the investment are summarized as follows:

	2005	2004
Balance, beginning of the year	$ 2,363,369	$ -
Changes during the year:		
Net participation in Africo equity financings	4,109,387	3,748,585
Partial sale of investment	-	(1,533,332)
Other investment costs	-	173,116
Equity interest in losses of Africo	(288,323)	(25,000)
Balance, end of the year	$ 6,184,433	$ 2,363,369

(Stated in Canadian Dollars)

6. EQUIPMENT

			December 31 2005			December 31 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 52,570	$ 37,332	$ 15,238	$ 52,570	$ 33,523	$ 19,047
Computer equipment	108,558	74,251	34,307	97,238	61,975	35,263
Software	5,731	4,048	1,683	5,016	2,722	2,294
	$ 166,859	$ 115,631	$ 51,228	$ 154,824	$ 98,220	$ 56,604

7. PROPERTY INTERESTS

The following is a summary of the Company's principal property interests, segregated by geographical location. It is not a comprehensive listing of all past or present property interests.

CANADA
ONTARIO
RED LAKE MINING DIVISION

McFinley Gold Property

Pursuant to the terms of two separate agreements in fiscal 2002, the Company acquired an aggregate of 16 patented claims, 25 licences of occupation, and one mineral lease.

Water Claims Agreement ("Water Claims")

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation ("DGC") by agreeing to pay $800,000, issue 260,000 shares and complete US$1,300,000 of exploration prior to March 31, 2006. During 2004 the Company completed its acquisition of the Water Claims after meeting all the required payments and expenditures. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).

The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as certain of the maximum US$1,000,000 in advance royalty payments described above.

Land Claims Agreement ("Land Claims")

The Company purchased the Land Claims (16 patented claims) from DGC in July 2002 for Cdn$500,000 and the issuance of 500,000 common shares. The Company also issued to the vendor 100,000 stock options (exercise price of $1.15 per common share, expiring July 2007). The Land Claims are subject to a sliding NSR royalty of 2-3%, for which advance royalties of Cdn$75,000 are due annually (to a maximum of Cdn$1,500,000 prior to commercial production). The Company has the option to acquire a 0.5% NSR royalty for Cdn$1,000,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of Cdn$1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum Cdn$1,500,000 in advance royalty payments described above.

Other Red Lake Properties

Manitou Property

During the year, the Company optioned the Manitou Property, consisting of 301 unpatented mining claims located in the Harper Lake and Lower Manitou Lake Townships, Kenora Mining Division, Ontario. The Company has the right to acquire a 100% interest in the property by making payments of $210,000 ($15,000 paid) cash and 70,000 shares over three years.

(Stated in Canadian Dollars)

7. **PROPERTY INTERESTS** *(continued)*

Option Agreement with Goldcorp Inc.

During 2003, the Company granted an option to Goldcorp Inc. ("Goldcorp") to earn up to a 70% interest the Sidace Lake, Red Lake North and Adams Lake Properties, whereby Goldcorp must spend $5,000,000 in exploration expenditures. Goldcorp did not fulfill the expenditure requirement for 2005 and so the option terminated at December 31, 2005.

The Sidace Lake and Red Lake North Properties are comprised of 45 unpatented claims (319 units) (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski Lake areas. The Planet claims are subject to a sliding scale NSR of 2.0% to 2.5% depending on the price of gold.

The Adams Lake Property optioned to Goldcorp Inc. is comprised of 34 unpatented claims (224 units) in the Balmer and Bateman townships (consisting of staked claims and a portion of the Red Lake East Agreement). The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

DMC Properties

Meunier Property

The Company has a 100% interest in 118 unpatented claims (222 units), which it acquired by spending $350,000 on exploration expenditures and making option payments of $75,000. The property is subject to NSR royalty of 2.5% on 38 claims (the Company can purchase a 1.5% NSR royalty for $1.5 million), a 2% NSR royalty on 54 claims (the Company can purchase a 1% NSR royalty for $1.0 million), and a 1% NSR royalty on 27 claims. Annual advance royalty payments of $25,000 are due by April 15th of each year.

Red Lake West Property

The Company acquired a 100% interest in 16 unpatented claims (90 units) in Dome and McDonough townships. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Red Lake East Property

The Company acquired a 100% interest in 95 unpatented claims (454 units) in the McDonough, Balmer and Bateman townships. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Option agreement with Agnico-Eagle Mines Ltd.

On September 23, 2005, the Company signed a letter agreement with Agnico-Eagle Mines Ltd. ("Agnico-Eagle") whereby Agnico-Eagle has the right to earn a 51% interest in a portion of the DMC properties (totaling 130 claims, 263 units) by incurring exploration expenditures of $2.25 million over 3 years including $500,000 in year one and making cash payments to the Company of $110,000 including $25,000 in year one. Upon vesting, Agnico-Eagle can increase its interest up to 65% by incurring $1 million of exploration expenditures for each 1%.

Slate Bay Property

The Company acquired a 100% interest in 28 unpatented claims (146 units) located in Todd township. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Option Agreement with Kings' Bay Gold Corp. ("Kings Bay")

During 2005, the Company optioned the property to King's Bay whereby King's Bay could earn a 51% interest in the property by spending $2.75 million in exploration costs, issuing 25,000, and $90,000 worth, of King Bay shares and paying $100,000 cash. Subsequent to the year end, Kings Bay terminated the option. Refer to note 14.

(Stated in Canadian Dollars)

7. PROPERTY INTERESTS *(continued)*

Humlin Property

The Company acquired a 100% interest in 9 unpatented claims (216 units) located in Fairlie Township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell agreement.

East Bay Property

The Company has two option agreements to acquire a 100% interest in 83 unpatented mining claim units as follows:

Herbert Option

The Company acquired a 40% interest in 23 unpatented claims (42 units) located in the Bateman and Blackbear townships. The Company has the option to acquire the remaining 60% interest by making cash payments of $87,000 ($39,000 paid) and issuing 60,000 common shares (60,000 issued). The property is subject to a 2% NSR royalty, of which the Company may purchase 50% for $1.0 million.

Seargeant Property

The Company has an option to acquire a 100% interest in 2 unpatented claims (2 units) located in the Blackbear township by making cash payments of $55,000 ($35,000 paid) by October 20, 2006. The property is subject to a 2% NSR royalty of which the Company may purchase 50% for $750,000.

McCuaig JV Property

The Company earned a 60% interest in 3 unpatented claims (10 units) in Dome Township for which the Company paid $25,000 and incurred total exploration expenditures of $972,000. The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003. The Company may, with its joint venture partner, purchase 50% of the NSR royalty for $200,000 and also retains a right of first refusal on the remaining NSR royalty.

Option Agreement with Redstar Resources Corporation ("Redstar")

During 2002, the Company granted Redstar the right to earn up to a 70% interest in several of Rubicon's properties (a total of 221 claim units) at the western end of the Red Lake gold camp. The optioned properties included Pipestone North, Pipestone South, Pipestone East and Wolf Bay properties in which the Company has a 100% interest.

Pursuant to the terms of this agreement, during 2004, Redstar issued 250,000 shares to the Company and completed $450,000 worth of exploration expenditures.

During 2005, the Company renegotiated the option agreement with Redstar, whereby under the new agreement Redstar made an initial cash and share payment of $9,000 and 250,000 Redstar shares. Redstar was then required to make additional cash payments of $84,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in exploration expenditures over a four year period to earn a 51% interest in the properties.

Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding a bankable feasibility study and arranging project financing for a mine. Redstar is also responsible for making all cash payments to the underlying property vendors.

(Stated in Canadian Dollars)

7. **PROPERTY INTERESTS** *(continued)*

English Royalty Division ("ERD")

During 2003, the Company acquired the underlying interests in 74 mineral properties for cash consideration of $500,000 and share consideration of 25,000 shares valued at $287,500. Most of the properties had option agreements with third parties, including 14 with the Company. Accordingly, this agreement reduced the Company's aggregate property payments due under these pre-existing options by $414,000.

Properties included in the ERD are not explored by the Company but are held for the purpose of earning option and royalty income and deriving potential increases in value from successful exploration by optionees. The Company continues to add properties to the ERD with new option agreements and drop properties that it is unable to option after reasonable efforts. At December 31, 2005, the ERD included 33 (2004 – 51) properties with option agreements.

During 2003, 2004 and 2005, the Company recorded cash and share receipts (before costs) of $1,140,273 in connection with third party option payments received pursuant to the ERD.

NEWFOUNDLAND

Golden Promise Trend Properties

The Company has a 100% interest in approximately 2,353 claims acquired by staking. In addition, the Company has entered into four option agreements to earn a 100% interest in 489 claims by making cumulative cash payments of $382,000 ($297,000 paid) and common share issuances of 170,000 (170,000 issued or cash in lieu paid). The properties are subject to 2.0% – 2.5% NSR royalties on the optioned claims and the Company has the right to buy back 1.0% - 1.5% of the NSR royalties for $1 million - $1.5 million at any time.

Option Agreement with Placer Dome (CLA) Limited ("Placer")

In August 2003, the Company optioned a 70% interest in 23 mineral licenses known as the Golden Promise, Mercer, Three Angle Pond, Badger and Tom Joe Properties to Placer. During 2005, Placer terminated the agreement after incurring $1.8 million of exploration expenditures.

Option Agreement with Crosshair Exploration and Mining Corp. ("Crosshair")

The Company has optioned a 60% interest in eleven mineral licenses known as the Victoria Lake Option (South Golden Promise, Barren Lake and Victoria Lake properties) to Crosshair in consideration for Crosshair incurring $1.75 million in exploration expenditures and issuing 400,000 common shares (300,000 issued) to the Company.

Glenwood-Botwood Gold Trend

The Company has a 100% interest in 1187 claims (reduced from 1912) acquired by staking. In addition, the Company has entered into ten option agreements to earn a 100% interest in a total of 680 claims (reduced from 879) for aggregate consideration of $973,360 in cash ($533,860 paid) and the issuance of 422,000 common shares, (251,000 issued or cash in lieu paid). The properties are subject to NSR royalties varying from 2-3% of which 50%- 60% can be purchased for varying amounts between $1 million to $3.0 million at any time. Annual advanced royalty payments that vary from $7,500 to $25,000 must be made on several properties starting in 2007. Claims subject to option agreements with third parties are as follows:

Huxter Lane Joint Venture Agreement with Meridian Gold Inc. ("Meridian")

During the year ended December 31, 2004, the Company optioned four mineral licenses known as the Huxter Lane Property to Meridian. Under the terms of the agreement, Meridian can earn a 55% interest in this 1350 hectare property by spending $1,000,000 over a period of three years, make the underlying cash payments to the vendor and by paying the Company approximately $61,400. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision.

(Stated in Canadian Dollars)

7. PROPERTY INTERESTS *(continued)*

Wings Point and Glenwood Option Agreements with Crosshair Exploration Mining Corp. ("Crosshair")

The Company optioned a 60% interest in the Wings Point Property and the Glenwood Break Property to Crosshair. During 2005, Crosshair terminated its option on the project.

Avalon Gold Trend – Berg Property

The Company acquired a 100% interest in 271 claims (6775 hectares) for aggregate cash consideration of $75,000. The property is subject to a 2% NSR royalty, of which the Company may purchase 50% for $1.5million. Annual advance royalty payments of $15,000 per year begin in November 2007.

Avalon Option Agreement with IAMGold Corporation ("IAMGOLD")

In February 2004, the Company entered into an agreement with IAMGold Corporation ("IAMGold"), whereby IAMGold could earn an initial 55% interest in the Avalon claims. During 2005, IAMGold terminated its option on the project after incurring a total of approximately $600,000 of exploration expenditures and making $42,750 of underlying property payments.

New World Gold Trend

The Company acquired a 100% interest in 231 claims (reduced from 455) for aggregate cash consideration of $57,000 (paid) and the issuance of an aggregate of 45,000 common shares (issued). The property is subject to a 2.0% NSR royalty, of which the Company may purchase 50% for $1 million. Annual advanced royalty payments of $15,000 are required starting on April 19, 2007.

Star Track Gold Trend

The Company has an option to acquire a 100% interest in 158 claims (3950 hectares). Cash payments of $62,000 and share payments of 150,000 have been issued. An amending agreement allows for a postponed final payment later in 2006. The property is subject to a 2% NSR of which 50% can be purchased for $1,000,000. No work was conducted on the property in 2005.

Base Metal Properties

Point Leamington Property

The Company acquired a 100% interest in a mining lease in the Point Leamington area for which the Company paid an aggregate of $33,532 and issued 100,000 common shares. The property is subject to a 2% NSR royalty, of which the Company may purchase 25% for $500,000.

Option Agreement with TLC Ventures Corp. ("TLC")

During 2004, the Company completed an option agreement with TLC, whereby TLC can acquire a 100% interest in the Point Leamington Property in exchange for a total of 225,000 common shares of TLC and $200,000 in cash, both payable over 3 years. As at December 31, 2005, the Company had received 225,000 common shares and $175,000 in cash. If TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds in excess of consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty.

Seal Bay Property

The Company has completed exploration expenditures of $205,000 in 2005 (total $700,000) to earn a 51% interest according to an amended agreement dated July 15, 2002 and is in the process of formalizing a joint venture with the optionor.

West Cleary Property

The Company holds a 51% interest in one mineral license.

(Stated in Canadian Dollars)

. **PROPERTY INTERESTS** *(continued)*

Victoria Lake 10188M Property

The Company can earn 100% interest in the property (2 mineral licenses, 139 claims) by making cash payments totaling $60,000 ($15,000 paid) and 40,000 Company shares (5,000 paid). The agreement is subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1.0%.

Harpoon Property

The Company can acquire a 100% interest in the 5 mineral licences (225 claims) by completing option payments totaling $95,000 ($25,000 paid) and 10,000 common shares (10,000 paid) over 3 years. The property is subject to a 2.0% NSR of which 1.0% can be purchased by the Company for $1.0 million with a right of first refusal on the remaining 1.0%.

UNITED STATES OF AMERICA

Alaska - Palmer Property

The Company's controlled subsidiary, Toquima, has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska.

To maintain the lease, Toquima is required to make annual advance royalty payments of US$42,500 and pay annual assessment fees to the Federal Bureau of Land Management of US$34,000. The Company was also required to issue a total of 200,000 common shares (issued). The lease is subject to a 2.5% net smelter return ("NSR") royalty of which Toquima may purchase portions up to a maximum of 1.5% as follows: 0.5% for US$1 million at any time before the sixth anniversary of the date of the mineral lease; 0.5% for US$2 million before the seventh anniversary; and 0.5% for US$3 million before the tenth anniversary. Toquima has a right of first refusal to purchase the NSR or any portion thereof at any time during the term of the lease.

Nevada Properties

Toquima has option agreements to acquire 100% interests in 9 properties in Nevada, USA for various payments of cash and shares of its subsidiary Toquima. During 2005, Toquima granted the following options: to Newmont Mining Corp., the option to earn a 60% interest in the LHT property, to Romarco Minerals Inc., the option to earn a 60% interest in the Pine Grove property, and to Piedmont Mining Corp., the option to earn a 51% interest in the Dome/HiHo property .

Subsequent to December 31, 2005, Toquima announced an agreement with Carlin Gold Corporation ("Carlin"), whereby Carlin will issue 6,772,226 common shares to Toquima's shareholders on a pro-rata basis in respect to the acquisition of Toquima's mineral property interests in Nevada. Concurrently, pursuant to a Plan of Arrangement, Toquima's current shareholders will receive 5,540,913 special warrants exchangeable to acquire an equal number of common shares of a new company, Constantine Metal Resources Ltd. ("Constantine"), in the event of Constantine completing an Initial Public Offering ("IPO") under certain specified conditions. Constantine will, prior to this transaction, acquire Toquima's interest in the Alaskan Palmer property. Should the IPO not complete under the conditions specified, the special warrants will become exercisable to acquire common shares of Carlin and Constantine will become a subsidiary of Carlin through Carlin's ownership of the common shares of Toquima.

These transactions remain subject to the approval of Toquima's shareholders and regulatory consents.

Refer also to note 14(d).

At December 31, 2005, the Company has adjusted downward on a pro-rata basis the carrying amounts of the Palmer and Nevada properties in its accounts to reflect the Constantine and/or Carlin shares that will ultimately be received in exchange for these interests, plus the current $407,479 non-controlling interest in the net assets of Toquima, which will also be eliminated upon the disposition of that company. The adjusted $1,265,000 net carrying amount reflects approximately 7.9 million shares at $0.16 per share based on the trading price of Carlin shares on January 12, 2006, which was the date that the managements of Toquima and Carlin signed a Letter of Understanding in respect to the Plan of Arrangement.

(Stated in Canadian Dollars)

8. SHARE CAPITAL

a) Authorized share capital consists of an unlimited number of common shares without par value.

	2005		2004		2003	
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Balance, beginning of year	55,006,031	39,184,721	52,184,631	35,911,629	34,032,251	18,737,677
Private placements (1) and (2)	10,232,000	6,420,989	2,093,412	2,398,702	13,979,329	14,389,958
Mineral properties	159,000	151,520	123,827	164,372	602,811	711,381
Stock options exercised (3)	300,000	338,087	79,000	80,685	1,547,500	583,125
Warrants exercised	482,493	559,318	525,161	629,333	2,022,740	1,489,488
Flow-through renunciation (4)	-	(1,043,943)	-	-	-	-
Balance, end of year	66,179,524	45,610,692	55,006,031	39,184,721	52,184,631	35,911,629

(1) 1,000,000 (2004 - 2,093,412; 2003 - 2,000,000) shares were issued under flow-through share purchase agreements.
(2) Net of issue costs of$979,811 (2004 - $532,075; 2003 – 1,238,338).
(3) Inclusive of the original $97,837 (2004 - $12,465; 2003 – nil) fair value of these options re-allocated from contributed surplus to share capital on exercise.
(4) The Company renounced $2,930,777 in flow through expenditures in February 2005 to investors with an effective date of December 31, 2004. Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $1,043,943 was based on a tax rate of 35.62% applied to the temporary difference of $2,930,777. See Note 3.

b) Stock Options

The Company has an incentive stock option plan authorizing the Company to issue up to 7,877,415 incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The term of each grant shall be no greater than 10 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

The following is a summary of the changes in the Company's outstanding stock options for 2005, 2004 and 2003.

	2005		2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Balance at beginning of year (1)	3,486,625	1.11	2,440,000	1.00	3,117,500	0.67
Granted	2,310,000	1.10	1,435,000	1.35	895,000	1.06
Exercised	(300,000)	0.79	(79,000)	0.86	(1,547,500)	0.38
Expired/Cancelled	(681,625)	1.29	(309,375)	1.31	(25,000)	0.46
Outstanding at end of fiscal year (1) and (2)	4,815,000	1.10	3,486,625	1.11	2,440,000	1.00
Exercisable at end of fiscal year	3,349,288	1.10	3,486,625	1.11	2,440,000	1.00

(1) *125,000 options granted to a director in 2003 were incorrectly cancelled in 2003. These options are now shown as outstanding as at* December 31, 2003 and 2004.
(2) *At December 31, 2005, the weighted-average remaining contractual life of stock options outstanding is 3.0 years (2004 – 3.88).*

The Company has recorded stock-based compensation included with financial statement line items, as follows:

	2005	2004	2003
Balance at beginning of year	$ 1,960,463	$ 753,531	$ 197,485
Stock-based compensation	683,671	1,100,980	556,046
Share issuance costs	77,483	118,417	-
Fair value of stock options allocated to shares issued on exercise	(97,837)	(12,465)	-
Balance at end of year	$ 2,623,780	$ 1,960,463	$ 753,531

(Stated in Canadian Dollars)

. SHARE CAPITAL *(continued)*

The fair value of employee options, agents options and agents warrants included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate (%)	3.6%	4.5% - 5%	5%
Expected life (years)	4.6 years	2 – 5 years	2 – 10 years
Expected volatility (%)	40%	65% -80%	50%
Expected dividend yield (%)	0%	0%	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants

c) Summary of stock options and warrants outstanding:

December 31, 2005				
Type of Issue		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
Stock Options		100,000	0.67	4.67
		150,000	0.74	4.70
		1,000,000	0.83	1.48
		225,000	0.84	1.55
		200,000	0.86	4.96
		20,000	0.99	1.48
		100,000	1.15	1.52
		200,000	1.16	1.44
		20,000	1.17	7.81
		1,750,000	1.18	3.58
		370,000	1.21	4.00
		680,000	1.48	3.08
Total Stock Options	(1)	4,815,000	1.10	3.00
Warrants and Agent Options		298,634	1.40	1.01
	(3)	244,648	0.693	1.62
		4,616,000	0.85	1.62
Total Warrants and Agent Options	(1)(2)	5,159,282	0.87	1.59

(1) Subsequent to December 31, 2005, additional options were granted and options and warrants were exercised, cancelled or expired. See note 13.
(2) Warrants include compensation options and warrants paid to financing agents.
(3) Agent compensation options include options for 244,648 units exercisable for $0.693 consisting of 1 share and ½ share purchase warrant with an expiry of 1.62 years from year end.

. COMPARATIVE FIGURES

Certain of the prior years' figures have been reclassified to conform with the current year's financial statement presentation.

(Stated in Canadian Dollars)

10. COMMITMENTS

a) At December 31, 2005, the Company has $383,418 in remaining lease payments for the use of its Vancouver office to September, 2010.

b) At December 31, 2005, the Company is committed to incur $112,497 (2004 – 2,930,777; 2003 - $1,174,832) in eligible exploration expenditures prior to December 31, 2006 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

c) The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing (Note 7). These payments and costs are at the Company's discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

11. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the fiscal year ended December 31, 2005, the Company issued 159,000 (2004 – 123,827; 2003 - 602,811) of its common shares at a value of $151,520 (2004 - $164,372; 2003 - $711,381) for mineral properties, and received common shares of other companies valued at $232,626 (2004 - $626,282; 2003 - $340,748) pursuant to the terms of property and joint venture agreements. Included in accounts payable and accrued liabilities at December 31, 2005 is $147,575 (2004 - $213,480; 2003 - $210,011) of mineral property costs.

12. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2005	2004
	$	$
Net loss for the year	(3,644,284)	(4,082,836)
Expected income recovery	(1,290,219)	(1,445,373)
Net adjustment for amortization, deductible and non-deductible amounts	684,483	784,755
Unrecognized benefit of current non-capital loss	605,736	660,618
Total income taxes	-	-

The significant components of the Company's future income tax assets are as follows:

	2005	2004
	$	$
Future income tax assets:		
Net mineral property carrying amounts in excess of tax pools	(7,782,757)	(5,195,884)
Equipment tax pool in excess of carrying value	116,922	99,510
Non-capital loss carryforwards	8,155,257	5,365,934
	489,422	269,560
Valuation allowance	(489,422)	(269,560)
Net future tax assets	-	-

The Company has non-capital losses of approximately $8 million (2004 - $5.4 million), which are available to reduce future taxable income in Canada and the United States and which expire between 2006 and 2025. Subject to certain restrictions the Company also has mineral property expenditures of approximately $17 million (2004 - $15.1 million) available to reduce taxable income in future years. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

(Stated in Canadian Dollars)

13. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)**

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (g) provide a summary of the impact on line items in these financial statements that would result from the application of US accounting principles to mineral property costs, and also the impact of flow-through share issuances as described at note 13 h) ii).

	December 31		
	2005	2004	2003
a) **Assets**			
Mineral Property Costs			
Mineral property costs following Canadian GAAP	$ 22,961,644	$ 19,815,494	$ 17,276,818
Less balance of deferred mineral property costs	(22,961,644)	(19,815,494)	(17,276,818)
Mineral property costs following US GAAP	$ -	$ -	$ -
b) **Operations**			
Net loss following Canadian GAAP	$ (3,644,284)	$ (4,082,836)	$ (2,312,394)
Mineral property costs expensed under US GAAP	(4,861,824)	(4,251,820)	(5,250,093)
Mineral property costs written-off under Canadian GAAP	1,715,674	1,713,144	231,388
Income from sale of tax benefits under US GAAP	140,000	367,665	480,000
Future income tax recovery under Canadian GAAP	(1,043,943)	-	-
Net loss under US GAAP	$ (7,694,377)	$ (6,253847)	$ (6,851,099)
c) **Loss Per Share**			
Loss per share and diluted loss per share under U.S. GAAP	$ (0.11)	$ (0.12)	$ (0.16)
d) **Deficit**			
Closing deficit following Canadian GAAP	$ (15,841,543)	$ (12,197,259)	$ (8,114,423)
Adjustment to deficit for accumulated costs expensed under US GAAP, net of historical income and other items	(22,859,486)	(18,809,393)	(16,638,382)
Closing deficit under US GAAP	$ (38,701,029)	$ (31,006,652)	$ (24,752,805)
e) **Cash Flows – Operating Activities**			
Cash applied to operations under Canadian GAAP	$ (3,274,434)	$ (1,528,118)	$ (2,401,289)
Add net loss following Canadian GAAP	3,644,284	4,082,836	2,312,394
Less net loss following US GAAP	(7,694,377)	(6,253,847)	(6,851,099)
Less write downs taken under Canadian GAAP	(1,715,674)	(1,713,144)	(231,388)
Add non-cash property expenditures (recoveries) expensed under US GAAP	66,469	(248,430)	900,843
Cash applied to operations under US GAAP	$ (8,973,732)	$ (5,660,703)	$ (6,270,539)
f) **Cash Flows – Investing Activities**			
Cash applied to investments under Canadian GAAP	$ (9,714,134)	$ (10,145,750)	$ (8,887,248)
Add cash property costs expensed under US GAAP – net	6,354,538	8,599,220	9,317,324
Cash applied to investments under US GAAP	$ (3,359,596)	$ (1,546,530)	$ 430,076
g) **Cash Flows – Financing Activities**			
Cash received from financing activities under Canadian GAAP	$ 8,857,223	$ 7,313,642	$ 21,430,645
Add income tax recovery recorded as share issue costs under Canadian GAAP	1,043,943	-	-
Less exploration recoveries included in income under US GAAP	(1,559,183)	(4,098,970)	(4,968,074)
Less premiums on flow-through share issuances included in income	(140,000)	(367,665)	(480,000)
Cash received from financing activities under US GAAP	$ 8,201,983	$ 2,847,007	$ 15,982,571

(Stated in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

OTHER DIFFERENCES BETWEEN CANADIAN AND US GAAP

h) Stockholders' Equity

i) Accumulated Other Comprehensive Income

Under SFAS 130, the Company is required to record certain gains and losses as a component of Stockholder's Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note. The only item in the Company's financial statements impacting Comprehensive Income is the unrealized gains and losses on the Company's non-current investments.

The following provides the continuity of Accumulated Other Comprehensive Income or Loss under US GAAP:

Accumulated Other Comprehensive Income – December 31, 2002	$	(313)
Other Comprehensive Income – 2003*		36,491
Accumulated Other Comprehensive Income – December 31, 2003		36,178
Other Comprehensive Loss – 2004*		(238,665)
Accumulated Other Comprehensive Loss – December 31, 2004		(202,487)
Other Comprehensive Loss – 2005*		191,925
Accumulated Other Comprehensive Loss – December 31, 2005	$	(10,562)

** - figures are inclusive of any amounts previously recognized in comprehensive income that are included in operations currently*

ii) Flow-Through Shares

Under US GAAP, a liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance. Under Canadian GAAP, no such premium is recognized. Upon renunciation of the flow-through share proceeds to investors, the liability under US GAAP is reversed and the Company recognizes a deferred tax benefit for this amount. The Company follows the policy of renouncing fully to investors the proceeds of all flow-through financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada. Accordingly, the Company under a pro-forma application of US GAAP would have recognized the following amounts of deferred tax benefits, amounts included in current operations, in connection with issuances of flow-through shares:

	2005	2004	2003
Deferred tax benefit	$ 140,000	$ 367,665	$ 480,000

Refer also to note 13(b).

Inclusive of the reversal of the Canadian GAAP treatment of flow through shares, the Company's share capital balance under Canadian GAAP would be impacted as follows by the pro-forma application of this US GAAP standard:

	2005	2004	2003
Share capital under Canadian GAAP	$ 45,610,692	$ 39,184,721	$ 35,911,629
Previous years' amounts included in income under US GAAP	(1,006,101)	(638,436)	(158,436)
Deferred tax benefit included in income under US GAAP	(140,000)	(367,665)	(480,000)
Future tax recovery under Canadian GAAP relating to flow through shares	1,043,943	-	-
Share capital under US GAAP	$ 45,508,534	$ 38,178,620	$ 35,273,193

(Stated in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

OTHER DIFFERENCES BETWEEN CANADIAN AND US GAAP *(continued)*

iii) Investments

Under Canadian GAAP, no write-down to market values is required if an investment is considered by management to be held for the long-term, unless there has been an other-than-temporary decline in the value of that investment. Under US SFAS 115, the investments held by the Company are considered to be "available for sale securities" and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Stockholder's Equity.

The following provides reconciliation to US GAAP of a pro-forma application of SFAS 115 to these financial statements:

	2005	2004	2003
Investments under Canadian GAAP	$ 6,546,411	$ 3,177,783	$ 366,833
Net other Comprehensive Income adjustments under US GAAP – 1999 – 2002*	(313)	(313)	(313)
Other Comprehensive Income under US GAAP – 2003*	36,491	36,491	36,491
Other Comprehensive Loss under US GAAP – 2004*	(238,665)	(238,665)	-
Other Comprehensive Income under US GAAP – 2005*	191,925	-	-
Investments under US GAAP	$ 6,535,849	$ 2,975,296	$ 403,011

** - figures are inclusive of any amounts previously recognized in comprehensive income that are included in operations currently*

14. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2005:

a) On March 3, 2006, Kings Bay Gold Corp. terminated its option on the Slate Bay, Ontario property. Refer to note 7.

b) On January 18, 2006, the Company entered into an option agreement on the Lake Douglas West property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $50,000 over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

c) On January 18, 2006, the Company entered into an option agreement on the Lake Douglas East property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $470,000 over 5 years and share payments of 175,000 shares of the Company over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

d) The Company's loans to its controlled subsidiary Toquima were settled by the receipt of 1,903,977 common shares at $0.35 per share, in anticipation of the transactions disclosed in note 7.

e) The Company issued 120,960 common shares on exercise of warrants at prices ranging from $0.693 to $0.85 per share for cash proceeds of $101,639, issued 70,000 common shares on exercise of stock options at $0.83 per share for cash proceeds of $58,100 and issued 55,000 common shares pursuant to mineral property agreements, at prices ranging from $1.19 to $1.21 per share.

f) Subject to regulatory consent, the Company entered into an agreement whereby an underwriting syndicate has agreed to purchase, by private placement, 6,800,000 common shares of the Company at $1.48 per share for aggregate proceeds of approximately $10 million. The underwriters have the right to purchase up to an additional 1.0 million shares at $1.48 until one business day prior to Closing, and the Company will pay a cash commission of 6% of the aggregate proceeds raised.

RUBICON

RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

First Quarter Ended March 31, 2006

(Unaudited)

The Company's auditor has not performed a review of these Interim Consolidated Financial Statements

Amended July 6th, 2006, to reflect adjustment to loss on equity investment in Africo Resources Ltd.

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION

Interim Consolidated Balance Sheets

(Stated in Canadian Dollars)

	March 31 Unaudited 2006	December 31 Audited 2005
Assets		
Current assets		
Cash and cash equivalents	$ 2,598,036	$ 2,810,503
Amounts receivable	886,807	927,210
Prepaid expenses	93,769	23,373
	3,578,612	3,761,086
Investments (note 4)	6,102,904	6,546,411
Equipment (note 5)	49,724	51,228
Mineral property costs (note 6)	23,361,761	22,961,644
	$ 33,093,001	$ 33,320,369
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 772,258	$ 519,961
Non-controlling interest	428,237	407,479
Shareholders' equity		
Share capital (note 7(a))	45,840,598	45,610,692
Contributed surplus (note 7(b))	2,631,400	2,623,780
Deficit	(16,579,493)	(15,841,543)
	31,892,505	32,392,929
	$ 33,093,001	$ 33,320,369

See accompanying notes to the consolidated financial statements

Continuance of Operations (note 1)

Commitments (Note 9)

Subsequent events (Note 11)

Approved by the Board of Directors:

"David Adamson"

David Adamson
Director

"John R. Brodie"

John R. Brodie, FCA
Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31 2006	2005
Expenses		
Amortization	$ 3,499	$ 3,922
Consulting	28,290	41,881
Foreign exchange (gain) loss	(55,144)	13,426
General mineral exploration	70,428	10,010
Investor relations	79,499	73,410
Office	42,437	26,599
Professional fees	94,904	43,640
Rent	20,844	19,389
Salaries	172,922	149,303
Stock-based compensation (notes 3 and 7(b))	88,358	983,525
Telephone	4,719	2,751
Re-organization costs (note 2)	61,471	-
Transfer agent and regulatory filing fees	21,856	68,128
Travel and accommodation	4,497	10,048
Write-off of mineral property costs	-	36,315
Loss before other items	(638,580)	(1,482,347)
Interest and miscellaneous income	19,576	34,416
Gain on sale of investments	99,589	116,434
Gain on settlement of debt	14,559	-
Loss on equity investment	(689,736)	(25,000)
Future income tax recovery (note 7(a))	477,400	1,043,943
Allocation of subsidiary's (income) loss to minority interest	(20,758)	13,090
Net loss for the period	(737,950)	(299,464)
Deficit, beginning of the period	(15,841,543)	(12,197,259)
Deficit, end of the period	$ (16,579,493)	$ (12,496,723)
Basic and diluted loss per common share	$ (0.011)	$ (0.005)
Weighted average number of common shares outstanding	66,385,705	56,275,401

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31	
	2006	2005
Cash Provided by (Used for):		
Operating Activities		
Net loss for the period	$ (737,950)	$ (299,464)
Adjustment for items which do not involve cash:		
Amortization	3,499	3,922
Stock-based compensation	88,358	983,525
Write-off of mineral property costs	-	46,325
Gain on sale of investments	(99,589)	(116,434)
Gain on settlement of debt	(14,559)	-
Loss on equity investment	689,736	25,000
Future income tax recovery	(477,400)	(1,043,943)
Allocation of subsidiary's loss to minority interest	20,758	(13,090)
	(527,147)	(414,159)
Changes in non-cash working capital components:		
Prepaid expenses	(70,396)	(48,344)
Amounts receivable	40,403	(409,112)
Accounts payable and accrued liabilities	(44,593)	132,161
	(601,733)	(739,454)
Investing Activities*		
Mineral property costs	(788,002)	(3,329,688)
Purchase of equipment	(5,221)	(610)
Purchase of investments	(495,844)	(1,179,025)
Proceeds on sales of investments	362,931	200,558
	(926,136)	(4,308,765)
Financing Activities*		
Common shares issued for cash	559,687	2,199,568
Share issue costs	(2,469)	(126,898)
Recovery of property costs incurred	715,503	525,261
Management and administration fees received	42,681	37,467
	1,315,402	2,635,398
Net cash (used) provided during the period	(212,467)	(2,412,821)
Cash and cash equivalents, beginning of the period	2,810,503	6,941,848
Cash and cash equivalents, end of the period	$ 2,598,036	$ 4,529,027

During the period, the Company paid and received interest as follows:

Interest received	$ 13,122	$ 25,705
Interest paid	$ -	$ -

***Supplemental Disclosure of Non-Cash Investing and Financing Activities** – Refer to Note 10.

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance March 31 2006
CANADA				
ONTARIO				
RED LAKE MINING DIVISION				
McFinley Property				
Acquisition and option payments	$ 3,392,440	$ -	$ -	$ 3,392,440
Exploration costs				
Geological and geochemical	1,410,683	9,252	-	1,419,935
Drilling	5,675,629	-	-	5,675,629
Geophysical	101,147	-	-	101,147
Travel and accommodation	183,041	-	-	183,041
Other	32,056	-	-	32,056
	10,794,996	9,252	-	10,804,248
Other Red Lake Properties				
Acquisition and option payments	473,677	45,750	(34,000)	485,427
Exploration costs				
Geological and geochemical	954,813	36,407	(824)	990,396
Drilling	623,119	577,063	(588,087)	612,095
Geophysical	280,310	-	-	280,310
Travel and accommodation	79,663	9,457	-	89,120
Other	35,474	1,237	(8,202)	28,509
Administration fees (earned)	(459,694)	-	(38,225)	(497,919)
	1,987,362	669,914	(669,338)	1,987,938
McCuaig JV Project				
Acquisition and option payments	109,940	-	-	109,940
Exploration costs				
Geological and geochemical	449,370	-	-	449,370
Drilling	1,144,229	-	-	1,144,229
Geophysical	27,425	-	-	27,425
Travel and accommodation	32,192	-	-	32,192
Other	2,000	3,949	-	5,949
Administration fees (earned)	(27,635)	-	-	(27,635)
	1,737,521	3,949	-	1,741,470
English Royalty Division				
Acquisition and option payments	75,000	21,428	(41,226)	55,202
Exploration costs				
Geological and geochemical	358,748	-	-	358,748
Travel and accommodation	9,119	-	-	9,119
Other	107	-	-	107
	442,974	21,428	(41,226)	423,176

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance March 31 2006
NEWFOUNDLAND GOLD PROPERTIES				
Star Track Trend Properties				
Acquisition and option payments	$ 244,242	$ -	$ -	$ 244,242
Exploration costs				
Geological and geochemical	488,475	11,102	-	499,577
Drilling	124,058	-	-	124,058
Geophysical	482	-	-	482
Travel and accommodation	10,762	29	-	10,791
Other	3,580	-	-	3,580
	871,599	11,131	-	882,730
Golden Promise Trend Properties				
Acquisition and option payments	203,338	(2,100)	-	201,238
Exploration costs				
Geological and geochemical	404,776	20,386	-	425,162
Drilling	178,459	-	-	178,459
Geophysical	55,329	-	-	55,329
Travel and accommodation	10,749	-	-	10,749
Administration fees (earned)	(190,701)	-	-	(190,701)
	661,950	18,286	-	680,236
Avalon Trend Properties				
Acquisition and option payments	68,938	-	-	68,938
Exploration costs				
Geological and geochemical	195,805	2,047	(2,080)	195,772
Drilling	-	-	-	-
Travel and accommodation	4,055	-	-	4,055
Administration fees (earned)	(16,451)		-	(16,451)
	252,347	2,047	(2,080)	252,314
Glenwood-Botwood Trend Properties				
Acquisition and option payments	675,532	20,260	-	695,792
Exploration costs				
Geological and geochemical	1,540,751	114,995	(34,309)	1,621,437
Drilling	666,098	10,097	-	676,195
Geophysical	259,029	6,384	(6,384)	259,029
Travel and accommodation	15,241	2,515	-	17,756
Other	-	3,925	(1,000)	2,925
Administration fees (earned)	(67,724)	-	(2,803)	(70,527)
	3,088,927	158,176	(44,496)	3,202,607
New World Trend Property				
Acquisition and option payments	107,540	-	-	107,540
Exploration costs				
Geological and geochemical	330,458	3,297	-	333,755
Drilling	2,150	-	-	2,150
Geophysical	-	21,974	-	21,974
Travel and accommodation	1,874	-	-	1,874
	442,022	25,271	-	467,293

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2005	Gross Expenditures 2006	Write-off or Recovery 2006	Balance March 31 2006
NEWFOUNDLAND (continued)				
Base Metal Properties				
Acquisition and option payments	$ 49,989	$ 74,423	$ -	$ 124,412
Exploration costs				
Geological and geochemical	369,731	24,198	-	393,929
Drilling	484,898	61,628	-	546,526
Geophysical	82,637	-	-	82,637
Travel and accommodation	21,987	-	-	21,987
Other	225	-	-	225
	1,009,467	160,249	-	1,169,716
UNITED STATES OF AMERICA				
ALASKA				
Palmer Property				
Acquisition and option payments	209,415	12,266	-	221,681
Exploration costs				
Geological and geochemical	374,841	-	-	374,841
Drilling	682,215	-	-	682,215
Travel and accommodation	18,003	-	-	18,003
Other	18,013	-	-	18,013
Administration fees (earned)	(76,483)		-	(76,483)
	1,226,004	12,266	-	1,238,270
NEVADA				
Other Properties				
Acquisition and option payments	291,643	46,518	(11,545)	326,616
Exploration costs				
Geological and geochemical	154,832	12,076	-	166,908
Other	-	18,239	-	18,239
	446,475	76,833	(11,545)	511,763
Mineral Property Costs	$ 22,961,644	$ 1,168,802	$ (768,685)	$ 23,361,761

Property Costs Written-off or Recovered

The composition of the write-off figures by property classification is as follows:

	2006
Total costs written-off	$ -
Aggregate cost recoveries and administration fees received	(768,685)
Gross write-offs and recoveries	$ (768,685)

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements – Unaudited
March 31, 2006
(Stated in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is primarily involved in the acquisition and exploration of mineral property interests in Canada, in the United States and in the Democratic Republic of Congo. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $16 million at March 31, 2006. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

PROPOSED RE-ORGANIZATION

On November 21, 2005, the Company announced that it intended to complete a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring the Company is to continue to hold its Ontario properties and USA properties (subsequently superceded by the proposed disposition of the USA properties under the agreement with Carlin Gold Corp. and related plan of arrangement announced on February 9, 2006 – refer to note 6). One of the newly-created companies is to hold all of the Company's Newfoundland properties. The other newly created company is to hold all of the Company's investment in Africo Resources Ltd. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2005. References to the Company included herein are inclusive of the accounts of the parent company and its 60.4% owned subsidiary - Toquima Minerals Corporation. The investment in Africo Resources Ltd. is accounted for on the equity basis. All inter-company balances have been eliminated.

3. RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2006, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $102,550 (2004 - $40,000). As at March 31, 2006, this law firm is owed $114,067 (2005 - $107,373). All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

(Stated in Canadian Dollars)

4. INVESTMENTS

The Company owns common shares in public and private companies as follows:

	March 31, 2006		December 31, 2005	
	Aggregate Cost	Market Value	Aggregate Cost	Market Value
	$	$	$	$
Public companies	112,362	146,545	361,978	351,416
Private company (a)	5,990,542	- *	6,184,433	- *
	6,102,904	146,545	6,546,411	351,416

* - *The fair value of each outstanding common share of this private company is not readily determinable*

Investment in Africo Resources Ltd. ("Africo")

The Company has acquired a 38.8% interest in Africo (39.61% subsequent to period end), a British Columbia private company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.

Changes in the investment are summarized as follows:

	3 Months Ended March 31, 2006	Year ended December 31 2005
Balance, beginning of the period	$ 6,184,433	$ 2,363,369
Changes during the period:		
Net participation in Africo equity financings	-	4,109,387
Purchase of shares	495,845	-
Equity interest in losses of Africo	(689,736)	(288,323)
Balance, end of the period	$ 5,990,542	$ 6,184,433

5. EQUIPMENT

			March 31 2006	December 31 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and fixtures	$ 52,570	$ 38,095	$ 14,475	$ 15,238
Computer equipment	109,985	76,209	33,776	34,307
Software	5,731	4,258	1,473	1,683
	$ 168,286	$ 118,562	$ 49,724	$ 51,228

(Stated in Canadian Dollars)

5. PROPERTY INTERESTS

The following changes occurred in the Company's principal property interests during the 3 months ended March 31, 2006.

Slate Bay Property, Ontario

On March 3, 2006, Kings Bay Gold Corp. terminated its option on the Slate Bay, Ontario property.

Lake Douglas Properties, Newfoundland

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas West property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $50,000 over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

On January 18, 2006, the Company entered into an option agreement on the Lake Douglas East property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $470,000 over 5 years and share payments of 175,000 shares of the Company over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

Palmer Property, Alaska and Nevada Properties (Carlin Gold Plan of Arrangement)

On February 15, 2006 Toquima announced an agreement with Carlin Gold Corporation ("Carlin"), whereby Carlin will issue 6,772,226 common shares to Toquima's shareholders on a pro-rata basis in respect to the acquisition of Toquima's mineral property interests in Nevada. Concurrently, pursuant to a plan of arrangement, Toquima's current shareholders will receive 5,540,913 special warrants exchangeable to acquire an equal number of common shares of a new company, Constantine Metal Resources Ltd. ("Constantine"), in the event of Constantine completing an Initial Public Offering ("IPO") under certain specified conditions. Constantine will, prior to this transaction, acquire Toquima's interest in the Alaskan Palmer property. At that time, the Company will own approximately 13% of Carlin and 26% of Constantine. Should the IPO not complete under the conditions specified, the special warrants will become exercisable to acquire common shares of Carlin and Constantine will become a subsidiary of Carlin through Carlin's ownership of the common shares of Toquima. In this case, Rubicon will own approximately 20% of Carlin.

(Stated in Canadian Dollars)

7. SHARE CAPITAL

a) Authorized share capital consists of an unlimited number of common shares without par value.

	3 Months Ended March 31, 2006		Year Ended December 31, 2005	
	Number of Shares	$	Number of Shares	$
Balance, beginning of period	66,179,524	45,610,692	55,006,031	39,184,721
Private placements (1) and (2)	-	-	10,232,000	6,420,989
Mineral properties	55,000	66,881	159,000	151,520
Stock options exercised (3)	114,376	146,176	300,000	338,087
Warrants, and agents options exercised (4)	573,943	494,249	482,493	559,318
Flow-through renunciation (5)	-	(477,400)	-	(1,043,943)
Balance, end of period	66,922,843	45,840,598	66,179,524	45,610,692

1. *Nil (2005 full year - 1,000,000) shares were issued under flow-through share purchase agreements.*
2. *Net of issue costs of nil (2005 full year - $979,811).*
3. *Inclusive of the original $43,906 (2005 full year - $97,837) fair value of these options re-allocated from contributed surplus to share capital on exercise.*
4. *Inclusive of the original $36,832 (2005 full year - nil) fair value of agents options and warrants re-allocated from contributed surplus to share capital on exercise.*
5. *The Company renounced $1.4 million in flow through expenditures in March 2006 to investors with an effective date of December 31, 2005. Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $477,400 was based on a tax rate of 34.1% applied to the temporary difference of $1.4 million. See Note 3.*

b) Stock Options

The following is a summary of the changes in the Company's outstanding stock options.

	3 Months Ended March 31, 2006		Year Ended December 31, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of period (1)	4,815,000	1.10	3,486,625	1.11
Granted	-	-	2,310,000	1.10
Exercised	(114,376)	0.89	(300,000)	0.79
Expired/Cancelled	-	-	(681,625)	1.29
Outstanding at end of period (1)	4,700,624	1.10	4,815,000	1.10

(1) *At March 31, 2006, the weighted-average remaining contractual life of stock options outstanding is 2.79 years (December 31 2005 –3.0).*

(Stated in Canadian Dollars)

. **SHARE CAPITAL** *(continued)*

The following is a summary of changes in contributed surplus which consists entirely of stock based compensation transactions.

	3 Months Ended March 31,2006	Year Ended December 31, 2005
Balance at beginning of period	$ 2,623,780	$ 1,960,463
Stock-based compensation	88,358	683,671
Share issuance costs	-	77,483
Fair value of stock options allocated to shares issued on exercise	(80,738)	(97,837)
Balance at end of period	$ 2,631,400	$ 2,623,780

The fair value of employee options, agents options and agents warrants granted during the period has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	3 Months Ended March 31,2006	Year Ended December 31, 2005
Risk-free interest rate (%)	-	3.6%
Expected life (years)	-	4.6 years
Expected volatility (%)	-	40%
Expected dividend yield (%)	-	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

c) Summary of stock options outstanding:

March 31, 2006			
Type of Issue	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
Stock Options	100,000	0.67	4.42
	150,000	0.74	4.45
	910,000	0.83	1.26
	225,000	0.84	1.30
	200,000	0.86	4.71
	11,250	0.99	1.23
	100,000	1.15	1.27
	200,000	1.16	1.19
	20,000	1.17	7.56
	1,750,000	1.18	3.34
	354,374	1.21	3.76
	680,000	1.48	2.83
Total Stock Options	4,700,624	1.10	2.79

(Stated in Canadian Dollars)

7. **SHARE CAPITAL** *(continued)*

d) Summary of warrants outstanding:

March 31, 2006				
Type of Issue		Number Outstanding	Weighted Average Price	Weighted Average Life
Warrants and				0.77
Agent Options		298,634	1.40	
	(1)	50,795	0.693	1.38
		4,332,837	0.85	1.38
Total Warrants and Agent Options		4,682,266	0.87	1.34

1) Agent compensation options include options for 50,795 units exercisable for $0.693 consisting of 1 share and ½ share purchase warrant with an expiry of 1.38 years from the period end.

8. COMPARATIVE FIGURES

Certain of the prior years' figures have been reclassified to conform with the current year's financial statement presentation.

9. COMMITMENTS

At March 31, 2005, the Company has $363,553 in remaining lease payments for the use of its Vancouver office to September, 2010.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company's discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

10. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the period ended March 31, 2006, the Company issued 55,000 (2005 full year – 159,000) of its common shares at a value of $69,350 (2005 full year - $151,520) for mineral properties, and received common shares of other companies valued at $10,500 (2005 full year - $232,626) pursuant to the terms of property agreements. Included in accounts payable and accrued liabilities at March 31, 2006 is $311,499 (December 31, 2005 - $147,575) of mineral property costs.

11. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to March 31, 2006:

Private Placement

On April 12, 2006, the Company closed a brokered private placement, issuing 7,640,560 common shares at $1.48 per share for gross proceeds of $11,308,028. The underwriters were paid a cash commission of $678,481 (6% of gross proceeds).

(Stated in Canadian Dollars)

11. SUBSEQUENT EVENTS *(continued)*

Red Lake North Property

On April 18, 2006 the Company signed an option agreement with Solitaire Minerals Corporation "Solitaire" whereby Solitaire has the option to acquire a 55% interest in the Company's Red Lake North Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company. The agreement is subject to regulatory approval.

Humlin Property

On April 18, 2006, the Company signed an option agreement with Solitaire Minerals Corporation, whereby Solitaire has the option to acquire a 55% interest in the Company's Humlin Property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $250,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the Company. The agreement is subject to regulatory approval.

Golden Promise Property

On May 01, 2006 the Company signed an option agreement with Crosshair Exploration and Mining Corporation ("Crosshair") whereby Crosshair can earn a 60% interest in the Company's Golden Promise project in Newfoundland by issuing 80,000 Crosshair common shares, incurring $4 million in exploration expenditures and by paying all underlying property payments, all over a 4 year period. The agreement is subject to regulatory approval.

RUBICON

RUBICON MINERALS CORPORATION

FISCAL YEAR ENDED DECEMBER 31, 2005

Management's Discussion & Analysis

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A December 31, 2005

INTRODUCTION

This Management Discussion and Analysis ("MD&A") dated March 26, 2005 (except in regard to the March 29th announcement of a financing – see Liquidity below) includes financial information from, and should be read in conjunction with, the audited annual financial statements for the fiscal year ended December 31, 2005. Please refer to the cautionary notices at the end of this MD&A. Rubicon Minerals Corporation (the "Company") reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. Please see note 10 of the audited consolidated financial statements of the Company for a reconciliation between Canadian and United States GAAP.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company's key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company also has a 60.4% investment in a subsidiary named Toquima Minerals Corporation ("Toquima") that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company also has a 38.8% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States. The Company's common shares trade on the TSX in Canada under the symbol 'RMX' and on the American Stock Exchange in the United States under the symbol 'RBY'.

HIGHLIGHTS

Re-organization

On November 21, 2005, the Company announced a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring, the Company will continue to hold the Ontario properties and USA properties (subject to the Carlin Gold – Toquima agreement – see below under Toquima). One of the newly created companies will hold all of the Company's Newfoundland properties. The other newly created company will hold all of the Company's investment in Africo Resources Ltd. Management expects that the Africo shares will only be held temporarily in this company and will further be distributed to the shareholders of Rubicon as described in the following paragraph. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

In March of 2006 the board of directors of Africo informed Rubicon that Africo intends to expeditiously carry out a public offering of its securities. In conjunction with this, Africo will undertake, on a best efforts basis, to raise sufficient funds to allow it to commence development of the Kalukundi deposit, pursuant to and contingent upon, completion of a bankable feasibility study. As part of the public offering process, Africo has agreed to assist Rubicon in the distribution of its Africo shareholdings to Rubicon's shareholders. Upon completion of these transactions, Rubicon's shareholders will hold their interest in Africo directly which Rubicon's management feels will maximize the investment's value.

Red Lake exploration

McFinley Property

The Company spent $2.5 million on its 100% owned McFinley property during the fiscal year ended December 31, 2005. A 43-101 technical report was completed on the property in December 2005 and is available on www.sedar,com

During the first quarter of 2005, the Company completed a 7,491 metre diamond drilling program on the McFinley property. Drilling doubled the extent of the Phoenix Zone. Mineralization within the main lens (PZ-1) now extends for 500 metres in strike length and to a depth of more than 200 metres below surface. Significant intercepts include:

- 17.24 g/t gold over 2.15 metres (PZ-59)
- 34.17 g/t gold over 1.20 metres (included in PZ-58)
- 8.89 g/t gold over 2.40 metres (PZ-77)

- 12.55 g/t gold over 1.15 metres (PZ-80)

Several new zones/lenses are identified in both the hanging wall and footwall to the main lens of mineralization. Highlight drill intersections include:

- 53.27 g/t gold over 1.60 metres (PZ-81)
- 20.18 g/t gold over 1.30 metres (PZ-76)
- 11.04 g/t gold over 2.00 metres (PZ-75)

During the 2005 winter exploration program, a previously unknown, gold bearing, carbonate, ankerite replacement zone (CARZ) was discovered. This new zone of mineralization is located 75 metres structurally above the main Phoenix Zone. It is a complex, 20 to 30 metre thick zone of carbonate, ankerite replacement, containing numerous colloform banded 'snowbank' veins up to 5 metres thick. These veins are variably silicified and mineralized over thicknesses up to 14 metres, with fine grained, needle arsenopyrite. The structural control on the CARZ is not clear, however a flat lying (30°- 40 °), west-dipping fault, located at the base of the zone may play a significant role. Intersections include:

- 5.16 g/t gold over 8.95 metres (incl. 29.50 g/t over 0.45 metres) (PZ-82)
- 6.00 g/t gold over 7.70 metres (PZ-83)
- 5.22 g/t gold over 6.50 metres (PZ-84)
- 1.93 g/t gold over 14.0 metres (PZ-92)

Alteration and mineralization associated with the newly discovered zone, located 75 metres structurally above the main Phoenix lens, now extends over a 120 metre strike length, 60 metres down dip and remains open. Chemically reactive massive colloform-crustiform ankerite veins are an important host of ore in Goldcorp's High-Grade Zone, and the identification of this style of mineralization in the Phoenix Zone area further confirms the similarities between the two gold systems.

Please see the Company's press releases dated May 4, 2005 and the Company's website for additional details.

The Company plans to continue exploration on the project in the summer of 2006. Exploration will focus on expanding the current limits of mineralization and to investigate potential for development of multiple gold zones similar to those found at Goldcorp's high-grade zone.

Other Red Lake properties

The Company spent $1.1 million in exploration which was primarily funded by partners who optioned into the Company's properties.

DMC Property

In November, 2005, the Company signed an option agreement on its DMC property whereby Agnico-Eagle Mines Ltd. has the option to acquire a 51% interest in the property by spending $2.25 million in exploration costs over a three year period, including a firm commitment to spend $500,000 in exploration in the first year of the agreement (completed). Agnico-Eagle Mines Ltd. is required to make cash payments totaling $110,000 including a $25,000 firm commitment in the first year (completed). Upon vesting, Agnico Eagle will have a further option to increase its interest up to 65%.

Slate Bay Property

The Company optioned its Slate Bay project in Red Lake whereby King's Bay Gold had the option to acquire a 51% interest in the property by spending $2.75 million in exploration costs over a four year period, commencing March 1, 2005 and including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement. Kings Bay Gold made an initial payment of 25,000 of its common shares to the Company. Subsequent to the year end, Kings Bay terminated the option.

King's Bay Gold Corporation funded a five hole (1498 m) drill program that commenced in August of 2005 on the Slate Bay property. Drilling confirmed the presence of ultramafic stratigraphy in the western portion of the property and returned anomalous sub-economic gold values. Further drilling is recommended.

Red Lake North Property

In the first quarter of 2005, Goldcorp Inc. funded drill program consisting of three holes (738 metres) on the Red Lake North Property. The program was reconnaissance in nature, consisting of widely spaced holes, ranging in length from 167 metres to 288 metres. Drillholes confirmed the southwest strike continuation of Sidace Lake area stratigraphy along the northern margin of the Blackbear Intrusion now know to track the length of the Red Lake North property for a distance of >10 km. Moderate potassium alteration up to 190 m thick with variable development of quartz-sericite, quartz-sericite-biotite, and sericite-biotite-amphibole schist alteration compares favourably with that observed in the main Sidace Lake gold zones, albeit somewhat weaker in intensity. In March, 2006, Planet Exploration Inc. announced further encouraging results from its Sidace Lake Property which is immediately adjacent to the Red Lake north property. Further close-spaced detailed drilling is required to define the alteration within the stratigraphy.

Adams Lake Property

Goldcorp Inc. funded a drill program consisting of two holes (612 metres) in late March 2005 on the northern portion of the Adams Lake property, Balmer and Bateman Townships, within the Red Lake Mining Division, Ontario. Drilling confirmed the presence of the Pindar Creek ultramafic rocks of the Balmer stratigraphy. Anomalous sub-economic gold values were returned.

In August 2005, Goldcorp Inc. funded a drill program consisting of a further five holes (1,346.8 metres) on the property. The program was shut down early due to swampy ground conditions preventing access to planned targets and it is recommended that they be drilled during the winter.

Goldcorp failed to meet their expenditure commitment in 2005 and thus their option at Adams Lake and Red Lake North was terminated. Rubicon retains a 100% interest and considers both projects to be strategically located in the camp. The company will review plans for both properties and will consider new partnerships to advance them

West Red Lake Property

The Company and Redstar Resources Corp. renegotiated a previous option agreement on this property. Under the new agreement, Redstar is required to make a $25,000 cash payment in total to Rubicon and to a third party, issue 250,000 of its common shares to Rubicon by February 28, 2005. Over a four year period, Redstar must make additional cash payments of $175,000 and issue an additional $75,000 in common shares and complete $1.1 million in work expenditures to earn a 51% interest in the property. Redstar can elect to earn an additional 9% by spending an additional $3 million. Redstar is currently operating the exploration programs on the properties. Ongoing exploration is currently taking place.

Manitou Property

The Company optioned the Manitou Property consisting of 301 unpatented mining claims located in the Harper Lake and Lower Manitou Lake Townships, Kenora Mining Division, Ontario on June 30, 2005. The Company has the right to acquire 100% interest in the property by making $210,000 ($15,000 paid) cash payments and 70,000 shares over three years. The property was optioned based on 2004 channel sampling performed on the Dryden-Red Lake showing that returned assays of 54 g/t Au over 30cm, 16 g/t Au over 50cm and 17 g/t over 22cm and were followed up by grab samples by Rubicon geologists that returned values of 233 g/t Au, 36 g/t Ag and 0.6% Zn and 120 Au, 14 g/t Ag and 0.25% Zn.

Gold mineralization is observed in shear zone hosted quartz veins and the surrounding wall rock within the shear zones. Associated sulphides include chalcopyrite, pyrite, sphalerite and galena. During the summer and late fall of 2005, $104,000 of work conducted on the property included initial prospecting, geological mapping, soil sampling and local trenching. Based on anomalous results returned, the Company feels that further work is warranted at the Dryden/Red Lake showings.

English Royalty Division ("ERD")

During 2003, the Company acquired rights to cash and share option payments and contractual interests in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English, in exchange for $500,000 and 250,000 of the Company's shares. A yearly bonus is currently paid to Mr. English amounting to 20% of cash option receipts and 15% of the value of share option receipts. The Company continues to engage Mr. English to acquire additional mineral properties of merit for optioning to third parties. In addition, the initial portfolio of mineral properties in the ERD included 14 mineral properties previously optioned to the Company which it now owns through the ERD. As a result, the Company has saved $231,000 in option payments to the end of 2005.

As at December 31, 2004, the Company had spent a total of $1.4 million on acquisition and maintenance costs and recovered $1.0 million from option receipts, leaving a net carrying cost of $0.41 million (excluding saved option payments).

During 2005, the company spent $162,000 on acquisition and maintenance costs and recovered $141,000. As at December 31, 2005, the English Royalty Division properties had a carrying cost of $0.44 million (excluding saved option payments which Rubicon would otherwise have to have made).

Due to the acquisition of several new properties in late 2005, the expected payback of ERD costs in 2005 is now anticipated to occur during 2006. Since year-end, 9 new property agreements have been entered into, which offset these costs.

Newfoundland exploration

Overall, the Company spent $2.4 million in acquisition and exploration in Newfoundland, of which $435,000 was funded by partners Placer Dome and Meridian Gold. Highlights from the significant properties are as follows:

Golden Promise Trend Properties

Golden Promise project

During the 1st quarter of 2005, Placer Dome (Canada) Inc. ("Placer") funded a $0.2 million geochemical program (1,650 samples) on the Golden Promise gold project. This program has defined several new targets throughout the property that require follow-up testing via trenching. Placer notified the Company in March 2005 that it has elected to withdraw from the exploration agreement covering the Golden Promise gold project. The property now reverts 100% back to the Company.

Since 2003, Placer has spent in excess of $1.7 million on exploration of the Golden Promise gold project and the project has greatly benefited from Placer's involvement. The exploration programs included diamond drilling at Jaclyn and a preliminary evaluation of the approximately 580 square km including regional prospecting, geological mapping, soil geochemistry and a high resolution airborne magnetic and electromagnetic survey that identified numerous new gold targets.

During the 3rd quarter of 2005, a trenching program was completed that was designed to follow-up on elevated Au values from soils collected on the Rushy Pond grid on the eastern part of the Golden Promise Property. In total 7 trenches were excavated each encountering bedrock. One trench exposed minor quartz veining and sulphides while the others exposed no significant mineralization or alteration. Assays have been returned for channel samples collected during the program and no significant values were obtained. No further work is planned for the Rushy Pond grid. The Company continues to complete prospecting and soil sampling over various parts of the Golden Promise Property.

The Company completed a 43-101 technical report on the Golden Promise property in December, 2005 which is available on the Sedar website at www.sedar.com. The Company is evaluating options including expressions of interest from third parties to further expand the area of known mineralization within the Jacklyn-Christopher area.

South Golden Promise Property

The property comprises 8 map-staked licences (1072 claims) that are currently registered to Crosshair Exploration and Mining Corporation ("Crosshair") who are earning a 60% interest in the claims. A 2005 trenching program at the Snow White prospect was successful in exposing a composite quartz vein system over a strike length of 170 m, locally up to 5 m wide and open in all directions. The trenching returned grades of up to 232.0 g/t Au in grab samples and up to 29.7 g/t Au over 0.5 metre in channel samples. Crosshair is planning a diamond drill program to test the Snow White occurrence during the first half of 2006.

Glenwood-Botwood Trend Properties

H-Pond Project

In 2004, the Company's exploration program on its 100% controlled H-Pond project, located 10 kilometres from the town of Gander, led to the discovery of multiple, thick, extensively veined and altered, gold-bearing zones interpreted to extend over a minimum distance of four kilometres based on diamond drilling, trenching, gold bearing float and gold in-soil anomalies. The Company considers H-Pond to represent a significant early stage gold discovery that merits additional drilling.

During 2005, the Company completed a 20 hole, 3,552 metre diamond drilling program that intersected additional high grade gold. The 2005 drilling extended the mineralized zone over a strike length to 450 metres and to a vertical depth of 250 metres. Twelve of the twenty holes that have tested the H-Pond prospect contained visible gold. Significant intercepts include:

- Hole HP-05-09 - 9.02 g/t Au over 0.8 m (including 15.02 g/t over 0.4 m)
- Hole HP-05-11 - 6.91 g/t Au over 1.85 m (including 31.75 g/t over 0.35 m)
- Hole HP-05-15 - 9.79 g/t Au over 1.15 m (including 14.40 g/t over 0.5 m)

At the Pocket Pond Prospect, located 3 km south of the H-Pond prospect, a single drill hole intersected a visible gold bearing quartz vein that correlates with gold bearing quartz veining exposed by surface trenching. Significant results include 5.27 g/t gold over 1.55 metre (including 13.90 g/t gold over 0.55 metre) and 0.50 g/t gold over 3.2 metres

Additional activities on the H-Pond project in 2005 included:

- Continued prospecting on the property in 2005 led to the discovery of a new gold float occurrence located 2.7 kilometres north-northwest of the previously drilled H-Pond prospect. Samples of the large (80 cm by 75 cm by 65 cm) angular gold bearing boulder collected by Rubicon prospectors assayed 25.68 oz/t gold (798.87 g/t), 18.39 oz/t gold (572.03 g/t), 16.38 oz/t gold (509.40 g/t), 17.12 oz/t gold, (532.60 g/t) and 8.00 oz/t gold (248.68 g/t).

- Channel sampling and geological mapping of 2004 trenches in the Lachlan area (~6 kilometres south of the H-Pond discovery). A total of 140 channel samples were collected. The highest gold value were 962 ppb Au over 1.0 m, 790 ppb Au over 1.0 m, 715 ppb Au over 0.5 m, and 645 ppb Au over 0.5 m. There are no immediate plans for follow-up work at the Lachlan area, which comprises a small portion of the H-Pond project.

- A 2-week geological mapping program completed on the H-Pond trend focused on gathering more structural information and characterizing the morphology and nature of mineralized quartz veins and the host bedrock.

- The Company completed a 43-101 technical report on the H-Pond project (JBP Linear property) in December 2005 and it is available on the Sedar website at www.sedar.com

This new gold float occurrence is a further indication that the H-Pond system is extensively developed on Rubicon claims. Rubicon controls approximately 35 kilometres of strike potential along this prospective belt. Drilling and trenching is planned for H-Pond prospect and the new discovery area in 2006.

<u>Huxter Lane project</u>

In December 2004, the Company optioned four mineral licenses known as the Huxter Lane Property to Meridian Gold Company. Under the terms of the agreement, Meridian can earn a 55% interest in this 1350 hectare property by spending $1,000,000 over a period of three years, make the underlying cash payments to the vendor and by paying the Company approximately $61,400. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. The target is an intrusive-related gold deposit.

During 2005, Meridian Gold funded and Rubicon operated a systematic program of soil sampling, prospecting, trenching and IP ground geophysical surveying on the Huxter Lane Property. Highlights of sampling to date include several soil samples >100 ppb gold. Samples from prospecting have returned values up to 4 g/t gold. Trenching and channel sampling programs carried out in the fall of 2005 by Rubicon has uncovered widespread mineralization in trenches over an area of approximately 550 metres in the porphyry as well as contact zones between the porphyry and ultramafic. Highlights of channel sampling to date include: 6.87 g/t Au over 2.6 m, 6.08 g/t Au over 2.9 m and 4.19 g/t Au over 3.2 m. Two channel samples from the Mosquito Hill Occurrence returned 15.3 g/t over 0.8 metres and 12.6 g/t over 0.45 meters.

Proposed work during 2006 includes flying of a high-resolution airborne magnetic/electromagnetic survey over the entire property and completion of a diamond drill program targeting the mineralization discovered through trenching at Mosquito Hill.

Avalon Trend properties - Berg Project

In January 2005, IAMGold notified the Company of its decision to terminate its option on this project. The Company is seeking a new partner to advance this project.

Base Metal Properties - Seal Bay Property

The Company completed a 4 hole, 1124 metre diamond drill program in November-December 2005. Highlights include:

Drill hole SB05-10ext:- 101 ppm Cu, 363 ppm Pb, 2162 ppm Zn, 111 ppb Au, 10.7 g/t Ag over 10.5 metres.
Drill hole SB05-16ext - 188 ppm Cu, 3.5 ppm Pb, 199 ppm Zn, 5 ppb Au and 0.2 g/t Ag over 16.5 metres.

The Company has earned a 51% interest in the property as required by an amended Seal Bay agreement dated July 15th, 2002. A Joint Venture is currently being formalized.

Investments

Africo Resources Ltd.

At December 31, 2005, the Company held a 37.4% interest in Africo Resources Ltd. ("Africo"), a private B.C. company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo (the Kalukundi deposit). The Company accounts for this investment on an equity basis.

During the year, Rubicon invested a further $4.2 million through Africo private placements to bring its ownership in Africo to 7.3 million shares or 37.4%. An additional 284,401 shares were purchased in January 2006 to bring the investment to 7.6 million shares, 38.8% with an average investment cost per share of $0.92.

In February, 2006, the Company received a new 43-101 compliant mineral resource statement from Africo Resources Ltd. prepared by RSG Global Ltd. of Perth, Australia, for the Kalukundi deposit (see Sedar filings for technical report). The new estimate, which updates the previously released Inferred Resource, is based on incorporation of 61 additional drill holes which comprise part of the ongoing feasibility study.

Highlights of report

Measured & Indicated category: 12.15 million tonnes grading 2.45% copper and 0.61% cobalt between surface and 200 metres below surface. Of these combined categories, 79.4% of the resources are classified as Measured Resources.

Inferred Category: 15.02 million tonnes grading 2.63% copper and 0.58% cobalt between surface and 200 metres below surface.

Independent consultant, RSG Global, indicates there is exploration potential for approximately 16 million tonnes of additional resources by carrying out further drilling below 200 metres.

In addition to the reported resources, there exists a number of other areas of surface oxide mineralization on the property, not yet evaluated. These are considered to be high priority drill targets by Africo and are thought to hold potential for additional resources. Thus, Africo is planning to undertake additional drilling to further assess the resource base below 200 metres.

The resource statement contained herein was prepared by Dr. Julian Verbeek MAusIMM, Principal Consultant for RSG Global of Perth, Australia, in accordance with National Instrument 43-101. Rubicon Minerals' qualified person, as defined by National Instrument 43-101, is David Adamson, PhD, President and CEO of Rubicon Minerals Corporation. See the news release dated February 8, 2006, filed on Sedar and our web-site for additional information on this report.

The resource reported above forms part of an ongoing feasibility study on the Kalukundi deposit which is expected to be delivered before the end of April, 2006.

Toquima Minerals Corporation (60.4% owned subsidiary)

Palmer Property, Alaska

Due to lack of funding, no exploration was carried out on the Palmer property in 2005.

Nevada properties

Accomplishments in 2005

- Signed joint venture agreement with Newmont Mining Company for the LHS property, Pershing County. Newmont completed a 22-hole, 12,285 foot reverse circulation drill program on the property.
- Signed joint venture agreement with Romarco Minerals Corporation for the Pine Grove property, Lyon County.
- Signed joint venture agreement with Piedmont Mining Company for the Dome-HiHo property, Lander County. Piedmont completed a 14 hole, 5,315 ft drill program on the HiHo portion of the property in November 2005.
- Completed a 505 sample soil geochemistry program at Willow-Currant property, Elko County.
- Completed a 194 sample stream sediment geochemistry program on the Swales Mountain property, Elko County.

Subsequent to December 31, 2005

- Newmont returned the LHS property in February 2006.
- Romarco completed a Phase I drill program at Pine Grove in February 2006

Plan of Arrangement

On February 8, 2006 the Rubicon agreed to a plan of arrangement whereby all of the Company's shares of Toquima Minerals Inc. will be acquired by Carlin Gold Corp. ("Carlin"). Consideration to Rubicon will consist of 4.3 million shares of Carlin (approximately 13% of outstanding Carlin shares after the arrangement) and 3.5 million shares (26%) of a new company ("Newco") that will own Toquima's Palmer, Alaska project. Should "Newco" be unable to complete an initial public offering, Rubicon will receive 3.5 million more Carlin shares (7%) of Carlin, instead of the "Newco" shares and the Palmer property will remain a property of Carlin through its subsidiaries. The plan of arrangement is subject to court and regulatory approval.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com

SELECTED ANNUAL INFORMATION (based on Canadian GAAP)

Fiscal Year ended	2005	2004	2003
Interest and miscellaneous income	$82,232	$150,018	$153,910
Gain on sale of investments	$76,765	$694,769	$19,703
Net loss	$3,644,284	$4,082,836	$2,312,394
Basic and diluted net loss per share	$0.06	$0.08	$0.05
Total assets	$33,320,369	$30,319,662	$29,963,297
Total long-term financial Liabilities (Non-controlling interest)	$407,479	$474,340	$682,594
Cash dividends	Nil	Nil	Nil

The major factors that caused significant variations in net loss were the recording of stock-based compensation when stocks options were granted, the write-down of properties based on a periodic review of such properties, gains on sales of investments and tax recoveries recorded on the renunciation of exploration expenditures to flow-through share holders. The flow-through share tax recovery was recorded for the first time in 2005 due to pronouncement EIC-146 issued by the CICA in 2004 and adopted by the Company in 2005. None of these factors have identifiable trends.

OPERATING RESULTS

Fiscal year ended December 31, 2005 compared to Fiscal year ended December 31, 2004

For the fiscal year 2005, the Company incurred a net loss of $3.6 million ($0.06 per share) compared to a net loss of $4.1 million ($0.07 per share) incurred in fiscal year 2004, a decrease in net loss of $.5 million.

Significant items making up this decrease were as follows:

- Investor relations expense increased by $140,000 due to a combination of the engagement of Renmark Financial for investor relations services, salary increases for the Vice President Investor Relations and increased travel and conference costs.
- Salary expense was higher by $100,000 due to a combination of a payment, pursuant to a settlement agreement, to Michael Gray, the former Vice-President Exploration, new director's fees for independent directors and hiring fees for the new CFO and accountant.
- Stock based compensation was down by 300,000 due to lower fair values and later vesting in current agreements.
- Re-organization costs represent the costs associated with the planned split up of the company as discussed below under re-organization.
- Property write-offs were unchanged.
- Option receipts and administration fees in excess of property costs represent amounts received from optionees of the Company's properties, in excess of costs incurred to date by Rubicon.
- Gain on sale of investments was down by $600,000. In the current year this represented sale of junior mining stocks received from optionees of the Companies properties including ERD properties. In the prior year the gain was from the sale of Africo shares only.
- Gain on settlement of debt of $100,000 was a consequence of a reduction of legal fees charged to the subsidiary, Toquima Minerals Corp. for its IPO that was not completed.
- Increase in loss on equity investment of $263,000 represents the Company's percent interest in the estimated losses of Africo Resources Ltd.
- The $1million, non-cash, future income tax recovery item recorded in 2005 reflects the reinstatement of unrecorded prior tax loss benefits, due to the renunciation, in February 2005, of flow-through share expenditures.

Fiscal year ended December 31, 2004 compared to Fiscal year ended December 31, 2003

For the fiscal year 2004, the Company incurred a net loss of $4.1 million ($0.07 per share) compared to a net loss of $2.3 million ($0.05 per share) incurred in fiscal year 2003, an increase in net loss of $1.8 million.

Significant items making up this increased loss were as follows:

- The Company wrote off $1.7 million in deferred property costs during fiscal year 2004 compared to $0.2 million in fiscal 2003, an increase of $1.5 million. Write-offs are taken, of the costs of particular properties, whenever the company concludes, based on results of exploration or other economic factors, that further work is not warranted.
- Salary expense increased in fiscal year 2004 by $0.2 million with the hiring of additional staff and salary increases. The Company notes that, due to the competitive market driven by high commodity prices and demands, that incentives for key employees forms an important element in maintaining its competitive advantage. In making these determinations, the board of Directors has relied, in part, on external third party recommendations.
- Office expense increased in fiscal year 2004 by $0.1 million due primarily to new Director and Officer's insurance costs.
- Stock based compensation increased in fiscal year 2004 by $0.4 million partly with the granting of a higher number of employee options (1,435,000 share options in fiscal year 2004 versus 895,000 share options in fiscal year 2003) and partly due to a higher fair value of the options granted. The increase in consulting fees was primarily due to the stock based compensation for options granted to a consultant.
- The higher operating expenses were partly offset by an increase in gain on the sale of investments. The Company recorded a gain of $0.7 million in fiscal year 2004 compared to $19,703 in fiscal year 2003, an increase of $0.7 million. Most of the gain was generated from the resale of part of its initial investment in shares of Africo Resources Ltd.
- The Toquima IPO costs included a substantial amount of legal, professional fees and other costs associated with the proposed listing of Toquima on the TSX Venture Exchange. The listing was not completed.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2005 Fourth	2005 Third	2005 Second	2005 First	2004 Fourth	2004 Third	2004 Second	2004 First
Interest and miscellaneous income	$ 26,202	$ 6,637	$ 14,977	$ 34,416	$ 32,033	$ 27,484	$ 41,140	$ 49,361
Gain (loss) on sale of investments	$ (20,592)	$(19,077)	$ -	$116,434	$ 14,747	$682,161	$ (2,139)	$ -
Net loss	$ 1,637,596	$ 647,715	$657,611	$299,464	$2,043,399	$377,943	$675,878	$985,616
Basic and fully diluted net loss per share	$ .01	$ 0.01	$ 0.01	$ 0.01	$ 0.03	$ 0.01	$ 0.01	$ 0.02

(see Selected Annual Information, above, for factors causing variations)

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – Fiscal year ended December 31, 2005

The Company had working capital of $3.2 million as at December 31, 2005 compared to $6.4 million as at December 31, 2004.

During fiscal year 2005, the Company issued 10,232,000 common shares raising $6.5 million (net of cash costs of $.9 million), issued 482,493 common shares from the exercise of warrants for cash proceeds of $0.6 million and issued 300,000 common shares from the exercise of options for cash proceeds of $0.3 million for total net cash proceeds of $7.3 million ($3.2 million – fiscal year 2004).

Included in the above are 1 million flow-through shares issued for gross proceeds of $1.4. All these funds were restricted to expenditures on exploration. At year end, the amount of $112,500 remained restricted for this purpose.

Other sources of funds included recovery of exploration costs from optionees of the Company's properties and option payments - $1.4 million and the sale of junior mining stocks that the Company had received as option payments - $0.8 million.

On March 29, 2006, the Company announced that it had entered into an agreement with underwriters to issue 6.8 million commons shares at $1.48 per share on a bought deal basis for gross proceeds of approximately $10 million (Note 14(f)), subject to regulatory approvals. When this financing closes, the Company will have sufficient funds to meet its working capital requirements for the next 12 months and to continue exploring its properties, further invest in Africo Resources and fund the re-organization of the Company as discussed below.

Liquidity and Capital Resources – Fiscal year ended December 31, 2004

The Company had a working capital position (excluding minority interest amount of $0.5 million) of $6.4 million as at December 31, 2004 compared to $11.6 million (excluding minority interest amount of $0.7 million) as at December 31, 2003. The working capital position also does not include $3.2 million (at cost) in investments in a number of publicly listed and private companies ($0.4 million – December 31, 2003) and the final tranche of a flow-through financing of $1.2 million (net of costs) completed in January 2005.

During fiscal year 2004, the Company issued 2,093,412 flow through common shares raising $2.5 million (net of cash costs of $0.4 million), issued 525,161 common shares from the exercise of warrants for cash proceeds of $0.6 million and issued 79,000 common shares from the exercise of options for cash proceeds of $0.1 million for total net cash proceeds of $3.2 million ($16.5 million – fiscal year 2003).

The Company also disposed of part of its investments, including part of its initial purchase of Africo Resources Ltd. ("Africo") shares for proceeds of $2.5 million.

Investing Activities – Fiscal year ended December 31, 2005

For the fiscal year 2005, the Company spent $6 million on mineral property acquisition and exploration. Of that amount the Company recovered $1.4 million of exploration expenditures and option payment from optionees of the Company's properties. In addition, the Company issued 159,000 common shares valued at $152,000 and paid $.5 million cash both as option payments to vendors.

The Company invested an additional $4.0 million to acquire common shares in Africo to maintain its equity percent interest in Africo at close to 38%.

Investing Activities – Fiscal year ended December 31, 2004

For the fiscal year 2004, the Company spent $9.1 million in exploration costs and cash option payments (including $0.8 million spent by Toquima). The Company used $5.0 million from its working capital reserve, recovered $3.9 million (45% of total exploration costs, excluding Toquima) from joint venture partners and other parties and received $0.2 million in management fees. In addition, the Company issued 123,827 common shares valued at $0.2 million to pay property share option payments to vendors and received $0.6 million in common shares from option holders.

The Company invested $4.0 million (including due diligence costs) to acquire common shares in Africo and subsequently sold part of its investment in Africo for cash proceeds of $2.3 million with a net gain of $0.7 million. The Company as at December 31, 2004 held 35.6% of Africo at a carried cost of $2.4 million.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 9 of the consolidated financial statements of the Company.

TRANSACTIONS WITH RELATED PARTIES

Legal services

David Reid is a director of the Company and a partner at the law firm Davis & Company. For the fiscal year ended December 31, 2005, Davis & Company invoiced the Company $302,000 net of a fee reduction granted to the Company's subsidiary Toquima, in relation to the planned IPO that was not completed.

Point Leamington property

During 2004, the Company completed an option agreement with TLC Ventures Corp. ("TLC") whereby TLC can acquire a 100% interest in the Company's Point Leamington Property. At the time of the transaction, the Company and TLC had one common director. The Company and TLC negotiated the agreement based on commercial terms.

Transactions with Africo Resources Ltd., an equity accounted investment, consisted of share purchases mentioned previously and reimbursement by Africo of $101,000 in administrative service costs and feasibility costs.

See note 4, "Related Party Transactions", in the consolidated financial statements for additional information on related party transactions with the Company for 2005.

FOURTH QUARTER

The Company incurred a net loss of $1.6 million for the quarter ended December 31, 2005 compared to a loss of $2.0 million in the comparative quarter. Both last quarters had unusually high write-offs of mineral property costs (see Note 7 to the financial statements under USA properties).

The Company had working capital of $3.2 million as at December 31, 2005 compared to $4.5 million as at September 30, 2005. The Company issued no shares during the fourth quarter, recovered $250,000 of property costs through option receipts and joint venture invoices, received $119,000 from sales of investments and spent $900,000 on exploration costs, primarily on its Seal Bay, Golden Promise, McFinley and DMC projects.

CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in Note 2 of the consolidated financial statements for the year ended December 31, 2005. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Under US GAAP, all exploration costs are expensed.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of stock options is calculated and expensed or recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Section 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 – Financial Instruments – Recognition and Measurement.

The expected effect of this new accounting policy on the Company's financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company's business.

Equity, CICA Handbook Section 3251

Section 3251 replaces Section 3250 – Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3151 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 – Financial Instruments – Recognition and Measurement, Section 3865 – Hedges and Section 1530 – Comprehensive Income.

The expected effect of this new accounting policy on the Company's financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company's business.

Flow-through share renunciations, CICA Emerging Issues Committee - 146

In March of 2004, the CICA Emerging Issues Committee issued its recommendation for accounting treatment of the renunciation of flow-through shares. The recommendations were to take immediate effect and the Company adopted them at that time.

The consensus reached was that a future income tax liability should be recognized upon the renunciation of flow-through shares and shareholder equity should be reduced. In the case where a company has written-down future tax assets arising from loss carryforwards or deductible temporary differences, then those write-downs should be reversed in the amount of the future tax liability arising from the renunciation. The credit side of the entry is recorded on the income statement.

Pursuant to this new policy, the Company recorded a $1 million future income tax recovery upon renouncing exploration expenditures in February of 2005.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at March 26, 2006, the Company had the following common shares, stock options, warrants and agent warrants outstanding:

Common shares	66,571,837
Stock options	4,745,000
Warrants	4,898,101
Agent's options for units (1)	50,795
Warrants embedded in agent's options (1)	25,398
Fully diluted shares outstanding	76,291,130

(1) Agents options include 1 common share and 1/2 share purchase warrant

CAUTIONARY NOTICES

The Company's audited consolidated financial statements for the fiscal year ended December 31, 2005 and this accompanying MD&A include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States. Other than statements of historical fact, all statements in these documents, including without limitation, statements regarding potential mineralization and resources, future plans and objectives of the Company, are forward looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from the Company's expectations include among ,other others, the ongoing results of current exploration activities, feasibility studies, on-going engineering work, changes in project parameters, and future metal prices, as well as those factors discussed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

Work on the Projects was carried out or reviewed under the supervision of the following Qualified Persons as defined under NI 43-101: David Adamson, Ph.D. for Africo Resources Ltd., Marc Prefontaine., P.Geo., for the McFinley Project, Terry Bursey, B.Sc.Hons., P.Geol., for the Adams Lake, Red Lake North, DMC and Manitou Projects and David Copeland, M.Sc., P.Geol., for the Newfoundland projects.

RUBICON

RUBICON MINERALS CORPORATION

Management's Discussion & Analysis

First Quarter Ended March 31, 2006

Amended July 6th, 2006, to reflect adjustment to loss on equity investment in Africo Resources Ltd.

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

INTRODUCTION

This Management Discussion and Analysis ("MD&A") dated May 9, 2006 includes financial information from, and should be read in conjunction with, the amended interim consolidated financial statements for the 3 months ended March 31, 2006. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2005 and the MD&A for the year ended December 31, 2005. Please refer to the cautionary notices at the end of this MD&A especially in regard to forward looking statements. Rubicon Minerals Corporation (the "Company") reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. In addition, the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company's key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company also has a 60.4% investment in a subsidiary named Toquima Minerals Corporation ("Toquima") that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company also has a 39.6% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States. The Company's common shares trade on the TSX in Canada under the symbol 'RMX' and on the American Stock Exchange in the United States under the symbol 'RBY'.

HIGHLIGHTS

Re-organization

On November 21, 2005, the Company announced a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring, the Company will continue to hold the Ontario properties and USA properties (subject to the Carlin Gold – Toquima agreement – see below under Toquima). One of the newly created companies will hold all of the Company's Newfoundland properties. The other newly created company will hold all of the Company's investment in Africo Resources Ltd. Management expects that the Africo shares will only be held temporarily in this company and will further be distributed to the shareholders of Rubicon as described in the following paragraph. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

In March of 2006 the board of directors of Africo informed Rubicon that Africo intends to expeditiously carry out a public offering of its securities. In conjunction with this, Africo will undertake, on a best efforts basis, to raise sufficient funds to allow it to commence development of the Kalukundi deposit, pursuant to and contingent upon, completion of a bankable feasibility study. As part of the public offering process, Africo has agreed to assist Rubicon in the distribution of its Africo shareholdings to Rubicon's shareholders. Upon completion of these transactions, Rubicon's shareholders will hold their interest in Africo directly which Rubicon's management feels will maximize the investment's value.

Red Lake Exploration

McFinley Property

The 100% owned McFinley Property was on care and maintenance during the first quarter of 2006. The company is formulating plans for a summer exploration program to follow up on the discovery of the Carbonate Altered Zone

("CARZ") made during the 2005 winter exploration program. Exploration plans include surface trenching and drilling to define the extent of the CARZ.

Other Red Lake properties

The Company spent $674,000 on exploration primarily partner funded on optioned properties.

DMC Property

Agnico-Eagle Mines Ltd. funded an 11 hole (3832m) drill program that commenced in February of 2006 on the DMC property. Agnico has fulfilled their first year commitment by spending in excess of $500,000 during the winter drill program.

Drilling identified gold mineralization in conjunction with biotite, fuchsite, arsenopyrite, pyrite alteration plus carbonate and quartz veining within host mafic/ultramafic rocks of the Balmer Assemblage indicative of a widespread gold bearing system. Intercepts include 2.41 g/t gold over 9.0 metres (including 5.27 g/t gold over 1 metre and 3.32 g/t gold over 3.5 metres), 3.41 g/t gold over 3.5 metres and 4.60 g/t gold over 1 metre. The dominant control on the mineralization and alteration appear to be associated with the intersection between northeast-trending and west-northwest-trending structures. Currently an ongoing program of data analysis (3D lithogeochemical and structural modeling) is taking place to formulate plans for a follow-up drill program in the winter of 2007.

Slate Bay Property

No work was conducted on the 100% owned Slate Bay Property in the first quarter of 2006.

Red Lake North Property

The company signed an option agreement on its Red Lake North Property on April 18, 2006 whereby Solitaire Minerals Corporation has the option to acquire a 55% interest in the property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company. Exploration programs are planned for late summer / early fall and will be drill focused.

Humlin Property

The company signed an option agreement on its Humlin Property on April 18, 2006 whereby Solitaire Minerals Corporation has the option to acquire a 55% interest in the property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $250,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company. Exploration programs will include summer surface exploration and a winter 2007 drill program.

Adams Lake Property

No work was conducted on the 100% owned Adams Lake Property in the first quarter of 2006.

West Red Lake Property

Redstar fulfilled it's second year option agreement requirements on the West Red Lake Properties by making a $25,000 cash payment in total to Rubicon and to a third party and issuing 250,000 of its common shares to Rubicon in February 2006. Over the final two years of the option agreement (prior to February 28, 2008), Redstar must make additional cash payments totaling $150,000 and issue an additional $50,000 in common shares and complete $1.1 million in work expenditures by February 28, 2009 to earn a 51% interest in the property. Redstar can elect to earn an additional 9% by spending an additional $3 million. Redstar is currently operating the exploration programs on the properties. Ongoing exploration is currently taking place.

Manitou Property

No work was conducted on the 100% owned Manitou Property in the first quarter of 2006.

English Royalty Division ("ERD")

During 2003, the Company acquired rights to cash and share option payments and contractual interests in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English, in exchange for $500,000 and 250,000 of the Company's shares. A yearly bonus is currently paid to Mr. English calculated using a sliding scale based on receipts, equaling 10% to 20% of cash option receipts and 7.5% to 15% of the value of share option receipts. The Company continues to engage Mr. English to acquire additional mineral properties of merit for optioning to third parties. In addition, the initial portfolio of mineral properties in the ERD included 14 mineral properties previously optioned to the Company which it now owns through the ERD. As a result, the Company has saved $247,000 in option payments to the end of Q1 2006.

Since inception of the ERD, the Company has spent approximately $1.63 million, in cash and shares, including the initial purchase price, on prospecting, acquisition and marketing of properties. Up to March 31, 2006 the Company had received approximately $1.18 million in cash and shares pursuant to ERD options leaving a net carrying cost of $420,000 after expensing $30,000 of costs. These totals exclude the previously mentioned $247,000 saved by Rubicon from cancelled option payments.

Since year-end, 9 new property agreements have been entered into.

Newfoundland Exploration

NEW PROPERTIES

Lake Douglas Property

During January 2006, the Company acquired the right to earn a 100% interest in the Lake Douglas property. The Company can earn a 100% interest in two property agreements (Lake Douglas West and Lake Douglas East) by making cash payments totaling to $520,000 and issuing 175,000 common shares, all over 5 years.

The Lake Douglas property was optioned following the discovery of moderate-sized (30 cm by 20 cm by 15 cm), angular, massive sulphide boulders (float) west of Lake Douglas. The angularity, nature and distribution of the float is interpreted by Rubicon to indicate that the float is locally derived. In total, two boulders of massive galena and sphalerite (samples LD-05-01 and 02) and one boulder of massive pyrite (sample LD-05-03) were collected. Assays include:

Sample No.	Zinc %	Lead %	Gold g/t	Silver g/t	Copper %
LD-05-01	19.60	15.70	1.57	157.5	0.49
LD-05-02	11.80	23.80	0.07	253.4	-
LD-05-03	0.43	0.04	1.11	42.5	0.25

Work completed on the property during the first quarter of 2006 comprised compilation of historic exploration data with no field activities having taken place. Exploration plans for 2006 are being finalized by the company.

CROSSHAIR OPTION (Golden Promise Property)

On May 1 2006 the Company signed an option agreement with Crosshair Exploration and Mining Corporation ("Crosshair") whereby Crosshair can earn a 60% interest in the Company's Golden Promise project by issuing 80,000 Crosshair common shares, incurring $4 million in exploration expenditures and by paying all underlying property payments, all over a 4 year period. This funding will significantly accelerate the exploration of this property.

EXPLORATION

JBP Linear Property (H-Pond Project- Glenwood-Botwood Gold Trend)

During the quarter, the Company collected 959 soil samples in the area of the new high grade float discovery located approximately 2.7 kilometres north-northeast of the H-Pond prospect. Assays for the soil samples are pending. Exploration plans are to locate the bedrock source of the high grade float with follow-up trenching in 2006. Rubicon controls approximately 35 kilometres of strike potential along H-Pond system and plans further trenching and drilling on the property in 2006.

Linear Property (Glenwood-Botwood Gold Trend)

The Company completed a due diligence exploration program on the property which consisted of grid re-establishment and positioning, collecting 159 soil samples, re-logging of all historic diamond drill core. The work was designed to assist in defining and confirming historical exploration work on the property. The company has negotiated an option agreement with the vendors delaying payments until August 2006, based on the anticipated "spin-off" of the Newfoundland assets into a new company.

West Cleary Property (Base Metals Group)

During the quarter the Company completed two diamond drill holes targeting IP chargeability anomalies. The first hole encountered only minor mineralization. The second hole intersected a veined zone with a semi-massive to massive section of sulphides. Assays up to 6.21 % Zn, 1.02% Cu, 1.42% Pb and 12.2 ppm Ag over 0.22 m (32.68 to 32.90 m) were obtained from the second hole. The company has earned a 51% interest in the property and the property is now subject to a joint venture agreement with Falconbridge Ltd.

Huxter Lane Property (Glenwood-Botwood Gold Trend - 55-70% optioned to Meridian Gold Corp.)

Proposed work for 2006 includes a high-resolution airborne magnetic/electromagnetic survey over the property and a minimum 1000 meter diamond drill program targeting the Mosquito Hill mineralization. The work will be funded by option partner, Meridian Gold.

New World Gold Trend

The Company plans to complete a ~770 line kilometre combined magnetic and electromagnetic airborne geophysical survey over the property early in the second quarter of 2006. The survey will cover the New World Trend and Dunnage-Coaker Corridor Trend of gold mineralization located by previous prospecting. It is hoped that the airborne survey will help define the stratigraphic and structural setting of gold mineralization at New World and help with drill target selection. An 800 metre program of diamond drilling is planned for the New World Property in the 3rd quarter of 2006. No work was conducted on the property during the first quarter of 2006.

The Company has built an extensive portfolio of gold and base metal mineral properties in Newfoundland, and is actively seeking exploration partners to advance the projects to a discovery.

<u>Investments</u>

<u>Africo Resources Ltd.</u>

At March 31, 2006, the Company held a 38.8% interest in Africo Resources Ltd. ("Africo"), a private B.C. company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo (the Kalukundi deposit). The Company accounts for this investment on an equity basis.

Amendments due to change in estimate of losses of Africo

In accordance with the equity method, the Company records its proportionate share of the losses of Africo Resources. In previously filed statements, the Company had used unaudited, management prepared, draft financial statements of Africo to estimate the Company's share of Africo's losses. Africo recently completed audits of its 2004 and 2005 years and a review of its first quarter in 2006. As a result, Rubicon's cumulative equity interest in the losses of Africo to March 31, 2006 increased by CAD$431,000. Significant items, that had not been included in previous Africo statements, included charges for stock based compensation and a write-off of mineral properties (not Kalukundi).

Other activity in the quarter

During the quarter, Rubicon made a further share purchase for $496 thousand to bring its ownership in Africo to 7.6 million shares or 38.8%. An additional 150,000 shares were purchased in April 2006 to bring the investment to 7.75 million shares or 39.6% with an average investment cost per share of $0.95.

In February, 2006, the Company received a new 43-101 compliant mineral resource statement from Africo Resources Ltd. prepared by RSG Global Ltd. of Perth, Australia, for the Kalukundi deposit. The new estimate, which updates the previously released Inferred Resource, is based on incorporation of 61 additional drill holes which comprise part of the ongoing feasibility study.

Highlights of report

Measured & Indicated category: 12.15 million tonnes grading 2.45% copper and 0.61% cobalt between surface and 200 metres below surface. Of these combined categories, 79.4% of the resources are classified as Measured Resources.

Inferred Category: 15.02 million tonnes grading 2.63% copper and 0.58% cobalt between surface and 200 metres below surface.

Independent consultant, RSG Global, indicates there is exploration potential for approximately 16 million tonnes of additional resources by carrying out further drilling below 200 metres.

In addition to the reported resources, there exists a number of other areas of surface oxide mineralization on the property, not yet evaluated. These are considered to be high priority drill targets by Africo and are thought to hold potential for additional resources. Thus, Africo is planning to undertake additional drilling to further assess the resource base below 200 metres.

The resource statement contained herein was prepared by Dr. Julian Verbeek MAusIMM, Principal Consultant for RSG Global of Perth, Australia, in accordance with National Instrument 43-101. Rubicon Minerals' qualified person, as defined by National Instrument 43-101, is David Adamson, PhD, President and CEO of Rubicon Minerals Corporation. See the news release dated February 8, 2006, filed on Sedar and our web-site for additional information on this report.

The resource reported above forms part of an ongoing feasibility study on the Kalukundi deposit which is required to be delivered to the government of the DRC on or before May 18, 2006.

Toquima Minerals Corporation (60.4% owned subsidiary)

Plan of Arrangement

On February 16, 2006, Toquima announced agreement to a plan of arrangement whereby all of the Company's shares of Toquima Minerals Inc. will be acquired by Carlin Gold Corp. ("Carlin"). Consideration to Rubicon will consist of 4.3 million shares of Carlin (approximately 13% of outstanding Carlin shares after the arrangement) and 3.5 million shares (26%) of Constantine Metal Resources Ltd. "Constantine" that will own Toquima's Palmer, Alaska project. Should Constantine be unable to complete an initial public offering, Rubicon will receive 3.5 million

more Carlin shares (7%) of Carlin, instead of the Constantine shares and the Palmer property will remain a property of Carlin through its subsidiaries. The plan of arrangement is subject to court and regulatory approval.

Toquima Share for Debt

Toquima's debt to Rubicon Minerals Corporation will be extinguished in exchange for 1,903,977 common shares at a deemed price of Cdn$0.35 per share for a total value of Cdn$666,392. It has also settled a portion of the debt to the president of Toquima, by issuing 129,163 common shares at a deemed price of Cdn$0.35 per share for a total value of Cdn$45,207.

Toquima's directors resolved to issue a total of 335,000 common shares at a deemed price of Cdn$0.35 per share, in respect to accrued obligations contained in four Nevada property agreements

Palmer Property, Alaska

No exploration was carried out on the Palmer property in the first quarter but upon successful completion of the plan of arrangement, and IPO of Constantine, further exploration and drilling is planned for the summer and fall of 2006.

Nevada properties

Pine Grove Property, Lyon County, Nevada

Toquima's joint venture partner Romarco Minerals Inc completed a 4 hole, 5,425 foot Phase 1 drill program in early 2006, to test two vein targets on the east side of the property. Early assay results from PG-32 include the following:

10 feet (965-975) @ 5.025 g/t Au
360 feet (1080-1440ft) @ 0.959 g/t Au

Romarco is awaiting final results for all holes. Phase II drilling is currently scheduled for the third quarter of 2006 and will follow up on Phase I drill results and test the area in and around the Rockland Mine.

LHS Property, Pershing County, Nevada

Newmont returned the LHS property in February 2006, thereby terminating the joint venture. Toquima is currently evaluating its options as to how to proceed at LHS.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com

OPERATING RESULTS

3 Months Ended March 31, 2006 compared to the 3 Months Ended March 31, 2005

For the 3 months ended March 31, 2006, the Company incurred a net loss of $738 thousand ($0.011 per share) compared to a net loss of $299 thousand ($0.005 per share) incurred in the 3 months ended March 31, 2005, an increase in net loss of $7 thousand.

Significant items making up this increase were as follows:

- Consulting costs were lower by $13,000 due to a compensation review done in the prior year.
- Professional fees increased by $51,000 due to higher legal fees due to work on new corporate governance rules, revisions to the shareholder rights plan and general tax planning advice. Audit costs were higher due to a catch up in audit fees that were under accrued in the prior year and the commensurate additional increase in the current quarter's audit accrual.
- Salary expense was higher by $22,000 due to increased salaries and a hiring fee for junior staff.
- Stock based compensation was down by $895,000 as no stock options were granted in the current quarter.
- Re-organization costs represent the costs associated with the planned split up of the Company as discussed below under re-organization.
- Transfer agents and filing fees were down by $46,000 due to prior years transfer agent costs associated with the January 2005 financing and deferral in the current year of part of AMEX annual fee.
- No mineral property amounts were written off in the current quarter whereas $36,000 was written off in the prior year.
- Debt settlement gain in the current quarter represents accounting fees forgiven Toquima in relation to its failed IPO of the prior year.
- Loss on equity investment was higher by $665,000 due mostly to adjustments to the Company's proportion of cumulative losses of Africo Resources Ltd. as discussed above under Investments – Africo Resources Ltd.
- Future income tax recovery decreased by $567,000 due to the smaller amount renounced to investors in the current year.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2006 First	2005 Fourth	2005 Third	2005 Second	2005 First	2004 Fourth	2004 Third	2004 Second
	$	$	$	$	$	$	$	$
Interest and miscellaneous income	19,567	26,202	6,637	14,977	34,416	32,033	27,484	41,140
Gain (loss) on sale of investments	99,589	(20,592)	(19,077)	-	116,434	14,747	682,161	(2,139)
Net loss	739,950	1,637,596	647,715	657,611	299,464	2,043,399	377,943	675,878
Basic and fully diluted net loss per share	0.011	0.03	0.01	0.01	0.005	0.03	0.01	0.01

The major factors that caused significant variations in net loss were the recording of stock-based compensation when stocks options were granted, the write-down of properties based on a periodic review of such properties, gains on sales of investments and tax recoveries recorded on the renunciation of exploration expenditures to flow-through shareholders. None of these factors have identifiable trends.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The Company had working capital of $2.9 million as at March 31, 2006 compared to $3.24 million as at December 31, 2005.

During the first quarter, the Company issued 573,946 common shares from the exercise of warrants and agents options for cash proceeds of $457,416 and issued 114,376 common shares from the exercise of options for cash proceeds of $102,270 for total net cash proceeds of $559,686 ($2.2 million – Q1 – 2005 which included a $1.4 million financing).

Other sources of funds included recovery of exploration costs from optionees of the Company's properties and option payments - $768,000 in the first quarter and the sale of junior mining stocks that the Company had received as option payments for proceeds of $363,000.

Cash outflows in the comparative period of the prior year were significantly higher ($2.2 million) due to $2.2 million spent in the prior year on a drill program on the McFinley property, $1 million on other exploration

programs and $1.1 million invested in Africo Resources Ltd. shares. This was partially offset by a flow-through financing in January of 2005 for $1.4 million.

On April 12, 2006, the Company closed a brokered private placement for 7,640,560 common shares at $1.48 per share for net proceeds of $10.6 million net of a 6% commission to the underwriters. Proceeds of the financing will be used to fund ongoing exploration on the Company's Red Lake properties, costs associated with the plan of arrangement and general working capital. The Company has sufficient funds to meet its working capital requirements and other requirements for the next 12 to 24 months.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 9 of the interim consolidated financial statements of the Company.

TRANSACTIONS WITH RELATED PARTIES

David Reid is a director of the Company and a partner at the law firm Davis & Company. For the three months ended March 31, 2006, the company recorded or accrued legal fees to Davis and Company amounting to $125,000.

Africo Resources Ltd. is an investment of the Company accounted for as an equity investment. At March 31, 2006, the Company is owed $30,000 by Africo for reimbursable administrative expenditures made on Africo's behalf. See note 3, "Related Party Transactions", in the interim consolidated financial statements for additional information on related party transactions with the Company for the first quarter.

CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in Note 2 of the interim consolidated financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Under US GAAP, all exploration costs are expensed.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of stock options is

calculated and expensed or recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Section 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 – Financial Instruments – Recognition and Measurement.

The expected effect of this new accounting policy on the Company's financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company's business.

Equity, CICA Handbook Section 3251

Section 3251 replaces Section 3250 – Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3151 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 – Financial Instruments – Recognition and Measurement, Section 3865 – Hedges and Section 1530 – Comprehensive Income.

The expected effect of this new accounting policy on the Company's financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company's business.

Flow-through share renunciations, CICA Emerging Issues Committee - 146

In March of 2004, the CICA Emerging Issues Committee issued its recommendation for accounting treatment of the renunciation of flow-through shares. The recommendations were to take immediate effect and the Company adopted them at that time.

The consensus reached was that a future income tax liability should be recognized upon the renunciation of flow-through shares and shareholder equity should be reduced. In the case where a company has written-down future tax assets arising from loss carryforwards or deductible temporary differences, then those write-downs should be reversed in the amount of the future tax liability arising from the renunciation. The credit side of the entry is recorded on the income statement.

Pursuant to this new policy, the Company recorded a $477,400 (2005 - $1 million) future income tax recovery upon renouncing exploration expenditures in March of 2006.

OUTSTANDING SHARE DATA

As at May 9, 2006, the Company had the following common shares, stock options, warrants and agent warrants outstanding:

Common shares	67,112,219
Stock options	4,651,248
Warrants	4,491,471
Agent's options for units (1)	50,795
Warrants embedded in agent's options (1)	25,398
Fully diluted shares outstanding	76,331,131

(1) Agents options include 1 common share and 1/2 share purchase warrant

CAUTIONARY NOTICES

The Company's MD&A contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements in this document include statements regarding: the Company's proposed reorganization; the proposed transactions involving Africo; the proposed transactions involving Toquima; the Company's expectations regarding drilling and exploration activities on properties in which the Company has an interest; the Company's statements regarding estimates of resources on properties in which the Company has an interest; the Company's expectations regarding the amount and adequacy of its cash reserves in future periods; and the Company's expectations regarding the amount of expenses in future periods . There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from the Company's expectations include among others, risks related to fluctuations in mineral prices; uncertainties related to raising sufficient financing to fund planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the estimation of resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Company's operations; and other risks and uncertainties discussed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company

undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

This MD&A uses the terms "inferred resources", "indicated resources", "measured resources", and "mineral resources". The Company advises readers that although these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 "Standards of Disclosure for Mineral Projects"), the US Securities and Exchange Commission does not recognize these terms. Readers are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an Indicated or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Rubicon Minerals Corporation
Pro-forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - see Compilation Report)

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

COMPILATION REPORT

TO THE DIRECTORS OF RUBICON MINERALS CORPORATION

We have read the accompanying unaudited pro-forma consolidated balance sheet of Rubicon Minerals Corporation ("Rubicon") as at March 31, 2006, and have performed the following procedures.

1. Compared the figures in the column captioned "Rubicon Minerals Corporation"to the unaudited financial statements of Rubicon as at March 31, 2006 and found them to be in agreement.

2. Made enquiries of certain officials who have responsibility for financial and accounting matters about the basis for determination of the pro-forma adjustments. The officials described to us the basis for determination of the pro-forma adjustments.

3. Read the notes to the pro-forma statement, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments,

4. Recalculated the application of the pro-forma adjustments to the amounts in the column captioned "Rubicon Minerals Corporation Pro-forma" and found the amounts to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statement, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, Canada
July 7, 2006

Rubicon Minerals Corporation
Pro-Forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - See Compilation Report)

	Rubicon Minerals Corporation	Pro-forma adjustments Note 2		Rubicon Minerals Corporation
ASSETS				
Current Assets				
Cash and cash equivalents	2,598,036	(400,000)	(j)	2,198,036
Amounts receivable	886,807	(17,054)	(c)	869,753
Prepaid expenses	93,769			93,769
	3,578,612			3,161,558
Investments	6,102,904	(5,990,542)	(c)	112,362
Notes receivable - CopperCo		5,990,542	(g)	
		(5,990,542)	(i)	
Notes receivable - Paragon		6,671,950	(f)	
		(6,671,950)	(h)	
Preferred shares - CopperCo		5,990,542	(c)	
		(5,990,542)	(g)	
Preferred shares - Paragon		6,671,950	(c)	
		(6,671,950)	(f)	
Equipment	49,724			49,724
Mineral property costs	23,361,761	(6,654,896)	(c)	16,706,865
TOTAL ASSETS	33,093,001			20,030,509

See notes to pro-forma financial statement

Rubicon Minerals Corporation
Pro-Forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - See Compilation Report)

LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	772,259			772,259
Note payable - CopperCo		5,990,542	(g)	
		(5,990,542)	(i)	
Note payable - Paragon		6,654,896	(f)	
		(6,654,896)	(h)	
Non-controlling interest	428,237			428,237
SHAREHOLDER'S EQUITY				
Share Capital	45,840,598	(45,840,598)	(a)	
New common shares		33,178,106	(a)	33,178,106
Special common shares - Paragon		6,671,950	(a)	
		(6,671,950)	(f)	
Special common shares - CopperCo		5,990,542	(a)	
		(5,990,542)	(g)	
Contributed surplus	2,631,400			2,631,400
Deficit	(16,579,493)	(400,000)	(j)	(16,979,493)
	31,892,505			18,830,013
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	33,093,001			20,030,509

See notes to pro-forma financial statement

Rubicon Minerals Corporation
Notes to Pro-Forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - See Compilation Report)

1. Basis of presentation

This unaudited pro-forma consolidated balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Rubicon Minerals Corporation ("Rubicon" or "the Company") dated July 7, 2006 relating to the reorganization of certain existing mineral property interests into separate corporate entities. A pro-forma presentation of operations for the period ending March 31, 2006 is not considered practicable in this circumstance nor would it provide any meaningful information to a financial statement reader.

This pro-forma consolidated balance sheet has been derived from the unaudited consolidated balance sheet of Rubicon as at March 31, 2006 and gives effect to the Company's proposed Plan of Arrangement ("the Arrangement") under the Business Corporations Act (British Columbia),as described herein. As a preliminary step in the completion of the Arrangement, on July 4, 2006 the directors of the Rubicon and Africo Resources Ltd. ("Africo") incorporated two controlled subsidiaries, Paragon Minerals Corporation ("Paragon") and CopperCo Resource Corp. ("CopperCo"), respectively. Upon completion of the Arrangement, Rubicon's existing mineral property interests will be owned by the three companies as follows:

- CopperCo will own the Company's current interest in Africo, a private British Columbia company which controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.
- Paragon will own the Company's mineral exploration rights and interests in Newfoundland and Nunavut, and
- Rubicon will retain all other assets and its current name.

The pro-forma consolidated balance sheet has been prepared as if the reorganization of Rubicon into three separate entities occurred on March 31, 2006 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma consolidated balance sheet include all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3.

This pro-forma consolidated balance sheet is not intended to reflect the financial position that would have resulted if the events reflected herein had occurred on the dates indicated. Further, this pro-forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future. This pro-forma financial statement should be read in conjunction with Rubicon's audited December 31, 2005 annual and unaudited March 31, 2006 interim financial statements included elsewhere in this Management Information Circular.

2. Pro-forma adjustments

The pro-forma consolidated balance sheet give effect to the following transactions as if they had occurred at March 31, 2006:

(a) Rubicon reorganizes its share capital such that all existing shareholders surrender their shares for cancellation and receive in exchange for each common share three shares, comprised of one New common share of Rubicon and two special shares, each having an assigned par value allocated pro-rata based on the fair value of the assets that are to be transferred from Rubicon to CopperCo and Paragon, respectively.

2. **Pro-forma adjustments** *(continued)*

(b) CopperCo and Paragon are reorganized such that a special class of preferred shares are created in each company.

(c) Rubicon sells certain assets, described further in note 3, to each of CopperCo and Paragon and takes back as consideration 1000 of the preferred shares described in (b) above in each of CopperCo and Paragon.

(d) All Rubicon shareholders transfer to Paragon all of their special shares of Rubicon relating to the Paragon assets and take back as consideration, for every 6 such special shares of Rubicon, one common share of Paragon.

(e) All Rubicon shareholders transfer to CopperCo all of their special shares of Rubicon relating to the CopperCo assets and take back as consideration, for every one special share of Rubicon, common shares of CopperCo on the basis of the percentage derived from dividing the common shares of Africo owned by Rubicon by the number of Rubicon new common shares outstanding. The non-Rubicon shareholders of Africo then transfer their shares of Africo to CopperCo and take back shares of CopperCo as consideration on a one-for-one basis.

(f) Rubicon redeems the special shares relating to the Paragon assets, now held by Paragon, and issues a note to Paragon equal to the aggregate par value of these shares. Paragon redeems the 1000 preferred share issued to Rubicon in (c) above and issues a note to Rubicon for the redemption value of these shares, which is equal to the fair value of the investment in Africo

(g) Rubicon redeems the special shares relating to the investment in Africo, now held by CopperCo, and issues a note to CopperCo equal to the aggregate par value of these shares. CopperCo redeems the 1000 preferred share issued to Rubicon in (c) above and issues a note to Rubicon for the redemption value of these shares, which is equal to the fair value of Rubicon's investment in Africo.

(h) Both Paragon and Rubicon agree to cancel the outstanding notes due to each other in full settlement of the (offsetting) amounts to each company.

(i) Both CopperCo and Rubicon agree to cancel the outstanding notes due to each other in full settlement of the (offsetting) amounts to each company.

(j) Estimated costs to complete the Arrangement of $450,000 are to be incurred by Rubicon and CopperCo jointly, with CopperCo agreeing to reimburse Rubicon for up to $50,000 of this amount.

3. **Pro-forma assumptions**

- Pursuant to the Arrangement, the assets to be transferred to the new public entities are presented as follows in the accounts of Rubicon at March 31, 2006:

	$
Assets transferred to Paragon:	17,054
Amounts receivable - security deposits	6,654,896
Carrying cost of Newfoundland/Nunavut exploration rights	6,671,950
Assets transferred to CopperCo:	
Cash and cash equivalents	
7,747,101 common shares of Africo Resources Ltd.	5,990,542

3. **Pro-forma assumptions** (continued)

- As there had been no substantive change in the beneficial ownership of these assets at the time that they are vended to the new corporate entities, the transactions are recorded using the historical carrying values of the assets in the accounts of Rubicon.

Paragon Minerals Corporation
Pro-forma Balance Sheet
March 31, 2006
(Unaudited - see Compilation Report)

// DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

COMPILATION REPORT

TO THE DIRECTORS OF PARAGON MINERALS CORPORATION

We have read the accompanying unaudited pro-forma consolidated balance sheet of Paragon Minerals Corporation ("Paragon") as at March 31, 2006, and have performed the following procedures.

1. Compared the figures in the column captioned "Paragon Minerals Corporation"to the audited balance sheet of Paragon as at July 4, 2006 and found them to be in agreement.

2. Made enquiries of certain officials who have responsibility for financial and accounting matters about the basis for determination of the pro-forma adjustments. The officials described to us the basis for determination of the pro-forma adjustments.

3. Read the notes to the pro-forma statements, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments,

4. Recalculated the application of the pro-forma adjustments to the amounts in the column captioned "Paragon Minerals Corporation Pro-forma" and found the amounts to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statement, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such a statement.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, Canada
July 7, 2006

Paragon Minerals Corporation
Pro-Forma Balance Sheet
March 31, 2006 *
(Unaudited - See Compilation Report)

	Paragon Minerals Corporation $	Pro-forma adjustments Note 2 (a) $		Paragon Minerals Corporation Pro-forma $
ASSETS				
Cash		3,000,000	(f)	
		(150,000)	(h)	2,850,000
Amounts receivable		17,054	(b)	17,054
Mineral property rights		6,654,896	(b)	
		125,000	(g)	6,779,896
Due from Rubicon Minerals Corporation		6,671,950	(d)	
		(6,671,950)	(e)	
Investment in Rubicon Minerals Corporation		6,671,950	(c)	
		(6,671,950)	(d)	-
Total Assets	-			9,646,950
LIABILITIES AND SHAREHOLDERS' EQUITY				
Note payable - Rubicon Minerals Corporation		6,671,950	(d)	
		(6,671,950)	(e)	
Share Capital				
Common		6,671,950	(c)	
		3,000,000	(f)	
		125,000	(g)	
		(150,000)	(h)	9,646,950
Preferred		6,671,950	(b)	
		(6,671,950)	(d)	-
Total liabilities and shareholders' equity	-			9,646,950

*** - *note the Company was not incorporated until July 4, 2006***

1. Basis of presentation

The unaudited pro-forma consolidated balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Rubicon Minerals Corporation ("Rubicon") dated July 7, 2006 relating to the reorganization of certain existing mineral property interests into separate corporate entities by a Plan of Arrangement ("the Arrangement"). Paragon Minerals Corporation ("Paragon"or "the Company") has been incorporated under the Canada Business Corporations Act on July 4, 2006 with no currently-issued share capital and will own all of Rubicon's mineral exploration rights and interests in Newfoundland and Nunavut.

This pro-forma consolidated balance sheet has been prepared as if the reorganization of Rubicon into three separate entities occurred on March 31, 2006 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma consolidated balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3. A pro-forma presentation of operations for the period ending March 31, 2006 is not considered practicable in this circumstance nor would it provide any meaningful information to a financial statement reader.

This pro-forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events described herein under the Arrangement had occurred on March 31, 2006, but rather expresses the pro-forma results of specific transactions currently proposed. Further, this pro-forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.

2. Pro-forma adjustments

The pro-forma consolidated balance sheet give effect to the following transactions as if they had occurred at March 31, 2006:

(a) Paragon share capital is reorganized such that a special class of preferred shares is created.

(b) Rubicon sells certain assets, described further in note 3, to Paragon and takes back as consideration 1000 of the preferred shares described in (a) above.

(c) All Rubicon shareholders transfer to Paragon all of their special shares of Rubicon relating to the Paragon assets and take back as consideration, for every 6 such special shares of Rubicon, one common share of Paragon.

(d) Rubicon redeems the special shares relating to the Paragon assets, now held by Paragon, and issues a note to Paragon equal to the aggregate par value of these shares. Paragon redeems the 1000 preferred share issued to Rubicon in (b) above and issues a note to Rubicon for the redemption value of these shares, which is equal to the fair value of the Paragon assets.

(e) Both Paragon and Rubicon agree to cancel the outstanding notes due to each other in full settlement of the (offsetting) amounts to each company.

(f) Paragon completes a non-brokered private placement financing to raise $3.0 million by the issuance of an aggregate of 5,333,333 common shares.

(g) Paragon issues to Altius Resources Inc. 250,000 common shares in connection with the South Tally Pond property acquisition, as more fully described at Note 4.

(h) Estimated total costs to complete these transactions of $150,000.

3. Pro-forma assumptions

- Pursuant to the Arrangement, the assets to be transferred to Paragon are as follows:

	$
Amounts receivable - security deposits	17,054
Carrying cost of rights	6,654,896
	6,671,950

- As there had been no substantive change in the beneficial ownership of these assets at the time that they are vended to the new corporate entities, the transactions are recorded using the historical carrying values of the assets in the accounts of Rubicon.

Paragon will assume the position of Rubicon in various property acquisition agreements in respect to these Newfoundland property interests. To maintain these assets, Paragon will be obligated to complete the terms of various property agreements, comprised generally of making future cash payments, completing exploration work obligations, and issuing common shares to property optioners. Readers should refer to the December 31, 2005 annual and March 31, 2006 interim financial statements of Rubicon, as well as Rubicon's current Management Information Circular, for further details of the various Newfoundland and Nunavut property interests being transferred to Paragon.

- The pro-forma financialstatement reflects the assumption that Paragon will acquire, by election, a tax basis in its property interests acquired equai to their aggregate carrying amount for accounting purposes, and that accordingly no liability for future income taxes is applicable.

4. Share Capital

	Number of Shares	$
Issued on exchange of Rubicon shares (note 2-c)	12,692,087	6,671,950
Completion of concurrent private placement financing *	5,333,333	3,000,000
Acquisition option payment *	250,000	125,000
Estimated total costs to complete the Arrangement	-	(150,000)
Pro-forma issued and outstanding, March 31, 2006	18,275,420	9,646,950

* The Company proposes to complete a non-brokered private placement financing to raise a minimum of $3.0 million by the issuance of a minimum of 3,333,333 flow-through common shares at a price of $0.60 per share and 2,000,000 non-flow through units at a price of $0.50 per share. Each unit is to consist of a non-flow through common share and one share purchase warrant, exercisable to acquire an additional non-flow through common share for $1.00 for a period of two years. In consideration for the participation of Altius Resources Inc. ("Altius") in this financing Paragon has agreed to acquire from Altius a 100% interest in the South Tally Pond property, located in Newfoundland, in consideration for 1,000,000 common shares, of which the initial tranche of 250,000 shares is due on the effective date of the transactions comprising the Arrangement.

CopperCo Resource Corp.
Pro-forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - see Compilation Report)

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

COMPILATION REPORT

TO THE DIRECTORS OF COPPERCO RESOURCE CORP.

We have read the accompanying unaudited pro-forma consolidated balance sheet of CopperCo Resource Corp. ("CopperCo") as at March 31, 2006, and have performed the following procedures.

1. Compared the figures in the column captioned "CopperCo" to the audited financial statements of CopperCo as at May 18, 2006 and found them to be in agreement.

2. Compared the figures in the column captioned "Africo Resources Ltd." to the unaudited financial statements of that company at that date and found them to be in agreement.

3. Made enquiries of certain officials who have responsibility for financial and accounting matters about the basis for determination of the pro-forma adjustments. The officials described to us the basis for determination of the pro-forma adjustments.

4. Read the notes to the pro-forma statements, and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

5. Recalculated the application of the pro-forma adjustments to the amounts in the column captioned "CopperCo Pro-forma" and found the amounts to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statement, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such a statement.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, Canada
July 7, 2006

CopperCo Resource Corp.
Pro-Forma Consolidated Balance Sheet
March 31, 2006 *
(Unaudited - See Compilation Report)

	CopperCo U.S. $	Africo Resources Ltd. U.S. $	Pro-forma adjustments Note 2 U.S. $		CopperCo Pro-forma U.S. $
ASSETS					
Cash	-	1,835,219			1,835,219
Accounts receivable	-	49,245			49,245
Mineral property rights	-	4,397,372			4,397,372
Due from Rubicon Minerals Corporation	-	-	5,128,889	(d)	
			(5,128,889)	(e)	
Loans Receivable	-	7,444,841			7,444,841
Investment	-	645,900			645,900
Investment in Africo Resources Ltd.	-	-	5,128,889	(b)	
			8,178,295	(c)	
			(13,307,184	(f)	-
Investment in Rubicon Minerals Corporation	-	-	5,128,889	(c)	
			(5,128,889)	(d)	-
Total Assets	-	14,372,577			14,372,577
LIABILITIES AND SHAREHOLDERS' EQUITY					
Accounts payable and accrued liabilities	-	257,434			257,434
Note payable - Rubicon Minerals	-	-	5,128,889	(d)	
			(5,128,889)	(e)	-
Future income tax liabiltiy	-	1,758,949			1,758,949
Share Capital					
Common	-	13,307,184	5,128,889	(c)	
			8,178,295	(c)	
			(13,307,184	(f)	13,307,184
Preferred	-	-	5,128,889	(b)	
			(5,128,889)	(d)	-
Contributed surplus	-	784,329			784,329
Deficit	-	(1,735,319)			(1,735,319)
Total liabilities and shareholders' equity	-	14,372,577			14,372,577

** - note the Company was not incorporated until July 4, 2006*

CopperCo ResourcesCorp.
Notes to Pro-Forma Consolidated Balance Sheet
March 31, 2006
(Unaudited - See Compilation Report)

1. Basis of presentation

This unaudited pro-forma consolidated balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Rubicon Minerals Corporation ("Rubicon") dated July 7, 2006 relating to the reorganization of certain existing mineral property interests into separate corporate entities. CopperCo was incorporated in on July 4, 2006 under the Canada Business Corporations Act with no currently-issued share capital, and will own Rubicon's mineral exploration rights and interests in the Democratic Republic of Congo by acquiring a 100% interest in the outstanding common shares of Africo Resources Ltd ("Africo"). Rubicon and the other current shareholders of Africo are thereafter to own the common shares of CopperCo in the same proportions as their current respective interests in the outstanding common shares of Africo.

This pro-forma consolidated balance sheet has been prepared as if the reorganization of Rubicon into three separate entities has occurred on March 31, 2006 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma consolidated balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3.

This pro-forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events described herein under the Arrangement had occurred on March 31, 2006, but rather expresses the pro-forma results of specific transactions currently proposed. Further, this pro-forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.

The pro-forma financial statement should be read in conjunction with the audited financial statements of Africo as at and for the periods ended December 31, 2004 and 2005 and also the unaudited financial statements of that company as at and for the three month period ended March 31, 2006, all of which are included elsewhere in this Management Information Circular. The pro-forma balance sheet presented here is representative of Africo's March 31, 2006 balance sheet but does not include the important financial statement note disclosures found in these separate-entity financial statements of Africo, all of which would be applicable to CopperCo on a pro-forma basis.

2. Pro-forma adjustments

The pro-forma consolidated balancesheet gives effect to the following transactions as if they had occurred at March 31, 2006:

(a) The share capital of CopperCo is reorganized such that a special class of preferred shares is created.

(b) Rubicon sells certain assets, described further in note 3, to CopperCo and takes back as consideration 1000 of the preferred shares described in (a) above.

(c) All Rubicon shareholders transfer to CopperCo all of their special shares of Rubicon relating to the value of Rubicon's investment in Africo and take back as consideration, for every one special share of Rubicon, common shares of CopperCo on the basis of the percentage derived from dividing the common shares of Africo owned by Rubicon by the number of Rubicon new common shares outstanding. The non-Rubicon shareholders of Africo then transfer their shares of Africo to CopperCo and take back shares of CopperCo as consideration on a one-for-one basis.

2. **Pro-forma adjustments** *(continued)*

(d) Rubicon redeems the special shares relating to the CopperCo assets (the investment in, or common shares of, Africo, now held by CopperCo) and issues a note to CopperCo equal to the aggregate par value of these shares. CopperCo redeems the 1000 preferred share issued to Rubicon in (b) above and issues a note to Rubicon for the redemption value of these shares, which is equal to the fair value of Rubicon's previous investment in Africo.

(e) Both CopperCo and Rubicon agree to cancel the outstanding notes due to each other in full settlement of the (offsetting) amounts due to each company.

(f) CopperCo's investment in Africo and share capital issued in this connection is eliminated on the consolidation of Africo and CopperCo; principles applicable to reverse-take-over accounting are applied and for accounting purposes Africo is considered to have acquired CopperCo, a company having only nominal net assets, in a capital transaction.

3. **Pro-forma assumptions**

- Pursuant to the Arrangement, the assets to be transferred by Rubicon to CopperCo are as follows:

7,747,101 Common shares of Africo Resources Ltd.	CDN$5,990,542 or U.S.$5,128,889 *

- The assets transferred are recorded herein using carrying amounts as there has been no change in their beneficial ownership.

  ** representative of the Canadian dollar carrying value of Rubicon's investment in Africo subject to a 'translation of convenience' to U.S. dollars at March 31, 2006*

- At the date of the Management Information Circular terms of proposed 'bridge' convertible debt financing from certain current shareholders of Africo of up to CDN $5 million and additional brokered private placement financing of up to CDN $75 million, to be completed in conjunction with the Arrangement had not been finalized, particularly in respect to price per unit or number of common shares to be issued. Accordingly, and consistent with the requirement that a fair and meaningful pro-forma presentation include issued share capital figures, no provisions for any such financing have been reflected herein. Further, estimated costs to complete the Arrangement of approximately CDN$450,000 are to be incurred by CopperCo and Rubicon jointly, with CopperCo agreeing to reimburse Rubicon for up to CDN$50,000 of this amount. CopperCo is also expected to separately incur an additional CDN$125,000 in costs in connection with the completion of the Arrangement. As the costs to be incurred by CopperCo are likely, for accounting purposes, to be offset against the still-undetermined financing amount, no provision for such costs has been included in this pro-forma financial statement.

AFRICO RESOURCES LTD.

Consolidated Financial Statements
(Stated in US Dollars)

December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Africo Resources Ltd.

We have audited the consolidated balance sheet of Africo Resources Ltd. as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the period from January 7, 2004 (date of incorporation) until December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and cash flows for the period from January 7, 2004 until December 31, 2004 in accordance with generally accepted accounting principles in Canada.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia, Canada
May 26, 2006

AFRICO RESOURCES LTD.

Consolidated Balance Sheet

(Stated in US Dollars)

		December 31, 2004
ASSETS		
Current		
Cash and cash equivalents	$	143,407
Accounts receivable		54,202
Total Current Assets		197,609
Investment (note 4)		487,882
Loan receivable (note 5)		2,598,813
Mineral properties (note 6)		3,255,707
Total Assets	$	6,540,011
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$	385,766
Notes payable		40,917
Total current liabilities		426,683
Future income tax liability (note 8)		1,302,283
Total liabilities		1,728,966
Shareholders' equity		
Share capital (note 7)		4,882,316
Deficit		(71,271)
Total shareholders' equity		4,811,045
Total liabilities and shareholders' equity	$	6,540,011

See accompanying notes to the consolidated financial statements

Nature of operations and going concern (note 1)

Subsequent events (note 9)

Approved by the Board of Directors:

David Adamson
Director

Chris Theodropoulos,
Director

AFRICO RESOURCES LTD.

Consolidated Statements of Operations and Deficit
(Stated in US Dollars)

		Year ended December 31, 2004
Expenses		
Management and consulting fees	$	41,168
General and administrative		3,189
Professional fees		113,111
Telephone		2,589
Loss before other items:		(160,057)
Foreign Exchange gain		125,904
Loss on equity accounted investment (note 4)		(37,118)
Loss for the year		(71,271)
Deficit, beginning of year		-
Deficit, end of year	$	(71,271)

See accompanying notes to the consolidated financial statements

AFRICO RESOURCES LTD.

Consolidated Statement of Cash Flows

(Stated in US Dollars)

	Year ended December 31, 2004
Operating Activities	
Net loss for the year	$ (71,271)
Adjustment for items which do not involve cash:	
Loss on equity accounted investment	37,118
Unrealised foreign exchange gains	(5,997)
	(40,150)
Changes in non-cash working capital components:	
Accounts receivable	(34,202)
Accounts payable and accrued liabilities	97,861
Notes payable	40,917
Cash received from operating activities	64,426
Investing Activities	
Loan receivable	(2,330,908)
Purchase of investments	(525,000)
Cash used in investing activities	(2,855,908)
Financing Activities	
Common shares issued for cash	2,928,892
Cash provided by financing activities	2,928,892
Net increase in cash during the year	137,410
Cash and cash equivalents, beginning of year	-
Unrealised foreign currency gains included in cash at year end	5,997
Cash and cash equivalents, end of year	$ 143,407

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Investing and financing activities	
Common shares issued for mineral property acquisition	$ 1,953,424

See accompanying notes to the consolidated financial statements

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on January 7, 2004 under the laws of the province of British Columbia, Canada, and is engaged in exploring, acquiring and developing precious metal and base metal properties. The Company holds a 24% interest in H&J Swanepoel Family Trust s.p.r.l. (H&J), which in turn holds the right to earn a 75% interest in the Kalukundi copper / cobalt project in the Democratic Republic of the Congo (the Kalukundi project) through its 75% ownership of Swanmines s.p.r.l. (Swanmines). The Company can increase its interest in H&J to 100% subject to certain obligations described in note 6 below.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the company to obtain necessary financing to complete the project, and future profitable production or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reduction in the carrying amounts of the loan receivable, investments, mineral properties and related fixed assets.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

The viability of the Kalukundi project and the ability for the company to continue as a going concern are dependent on future financing. The company is committed to making certain payments related to Kalukundi (see note 6) and may elect to make certain other payments regarding Kamanasi (see note 9). Based on studies to date, discussions with equity partners and potential debt providers, management believes that a viable financing strategy can be concluded to fund the feasibility study for Kalukundi and its initial development.

If financing is not achieved, the Company may not be able to meet its obligations as they become due. These financial statements have been prepared on the going concern basis that assumes continuity of operations and realization and settlement of liabilities in the normal course of business. A different basis of measurement may be appropriate if the going concern assumption does not prevail.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada. A summary of the Company's significant accounting policies is set out below:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, Seven Season Trading 146 (Pty) Ltd, a South African company providing operating services to the group. All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Key estimates relate to the recoverability of loans receivable, investments, mineral property carrying values and to future income taxes. Actual results could differ from those estimates

Foreign Currency Translation

The functional currency of the company is US dollars and for its subsidiary, South African Rands. The company has limited exposure to fluctuations between the US dollar and other currencies because the majority of its transactions and inter-company balances are designated in US dollars.

The Company follows the temporal method of accounting for the translation of integrated foreign currency denominated amounts into US dollars. Under this method monetary assets and liabilities are translated into US dollars at the exchange rate in effect at balance sheet date; non-monetary assets and liabilities are recorded at historical rates; and revenues and expenses are translated at approximate exchange rates prevailing on the dates of the respective transactions, except for amortization which is recorded at historical rates.

Gains or losses on translation are included in the consolidated statement of operations in the period to which they relate.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term notes and bank deposits with an original maturity of three months or less.

Investments

The Company's investment in H&J is accounted for using the equity method. Under this method the investment is initially recorded at cost and the carrying value is adjusted to reflect the company's pro rata share of earnings or losses. Investments also reflect any amount written off for an impairment in value that is considered to be other than temporary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Mineral Properties and Related Expenditures

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued in connection with the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable operations from the property or from the sale of the property. Management's assessment of a property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Share Capital

Common shares issued for non-monetary consideration are recorded at management's estimate of fair market value.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net future income asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

Financial Instruments

The Company's financial instruments consist of a loan receivable, accounts receivables, accounts payables, and notes payable, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

3. RELATED PARTY TRANSACTIONS

A shareholder, Rubicon Minerals Corp., received management fees amounting to $64,281, which included $25,493 in respect of rights granted to the Company for certain legal and due diligence documents. The balance owing to Rubicon Minerals Corp. and included in accounts payable at the year end amounted to $68,781. Other related party transactions are disclosed elsewhere in these financial statements.

(Stated in US Dollars)

4. INVESTMENTS

		December 31, 2004
H&J Swanepoel Family Trust s.p.r.l.		
Shares at cost	$	525,000
Equity loss of investment		(37,118)
Total investment	$	487,882

During 2004 the company acquired a 24% interest in H&J Swanepoel Family Trust s.p.r.l. (H&J), a Democratic Republic of the Congo (DRC) corporate entity. H&J holds the right to earn a 75% interest in the Kalukundi copper / cobalt project in the Democratic Republic of the Congo (the Kalukundi project) through its 75% ownership of Swanmines. The remaining interest in Swanmines is held by Gecamines, which is the government controlled mining entity in the DRC. The purchase of the interest in H&J was made through a series of staged cash payments totaling $525,000.

The company can increase its holding in H&J to 100% by making the following payments:

a) $250,000 by May 2005 (12% interest) – paid in May 2005.

b) $250,000 by May 2006 (12% interest) – paid in May 2006.

c) $1,250,000 by May 2007, subject to completion by the Company of a feasibility study with an estimated cost of $6 million which is required in fulfillment of H&J's obligations under Swanmines' exploration license.

The company has accounted for this investment on the equity basis since inception on the basis that it is considered to have exercised significant influence over H&J from the date of its initial investment.

5. LOAN RECEIVABLE

The loan receivable comprises a loan to Swanmines, to fund operating expenses and the feasibility study in respect of the Kalukundi project (see note 6). The loan is without interest or fixed terms of repayment and recoverability is wholly dependent on the viability of the Kalukundi project.

6. MINERAL PROPERTIES

	Kalukundi DRC
Acquisition costs and option payments (note 7)	1,953,424
Future income tax component	1,302,283
Balance, 31 December 2004	3,255,707

During the year ended December 31, 2004 the company issued 5,033,585 shares with a fair value of CAD $2,516,793 for services rendered in introducing, among other things, the H&J transaction to the company.

6. MINERAL PROPERTIES *(continued)*

In addition to the services provided in introducing the company to the H&J transaction, the consideration paid above also entitles the company to the following:

i) A 100% interest in the Mporokoso gold project in Zambia together with the exclusive right and option to purchase up to an undivided 100% interest in three additional exploration license applications, all of which are subject to existing joint venture agreements.

ii) A 100% interest in the exclusive prospecting order covering the Snake's Head PGE project in Zimbabwe.

iii) A 100% interest in the mining claims covering the Electra gold project in Zimbabwe.

iv) A 100% interest in three exclusive prospecting orders related to gold projects in Northern Zimbabwe.

No portion of the acquisition costs has been allocated to these additional properties.

Royalties:

The Company's mineral properties are subject to the following royalties:

In respect of the Kalukundi project, Swanmines is subject to a royalty of 2.5% of gross revenues, payable to Gecamines. A further Net Smelter Returns royalty of 2% is payable to the Government in terms of the Mining Code of the Democratic Republic of the Congo.

In respect all of the properties acquired as part of the H&J transaction:

A 0.5% Net Smelter Returns royalty is payable to Resource Marketing Services Ltd (RMS), which may be payable in shares of the company.

A 0.5% Net Smelter Returns royalty payable to Rubicon Minerals Corp. (Rubicon), or right of first refusal on any interests in the above properties, rights, assets, and opportunities which the Company wishes to sell.

(Stated in US Dollars)

7. SHARE CAPITAL

Authorised:

Unlimited common shares without par value

Issued:	**Number of Shares**	**Amount**
Private placements	7,547,171	2,928,892
For mineral properties (note 6)	5,033,585	1,953,424
Balance, December 31, 2004	12,580,756	4,882,316

During the year the company issued 12,580,756 common shares at CAD$0.50 (average USD$0.39) per common share for aggregate gross proceeds of $4,882,316 comprising cash of $2,928,892 and mineral properties valued at $1,953,424. Cash proceeds were primarily used to finance operations and the initial stages of a $6 million feasibility study on the Kalukundi project in the DRC.

8. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended December 31, 2004
Statutory rate	35.62%
Income tax recovery computed at statutory rate	(25,387)
Non-deductible expenses for tax purposes	29,103
Foreign income subject to different tax rates	352
Other	(9,777)
Change in valuation allowance	5,709
Income tax expense	-

(Stated in US Dollars)

8. INCOME TAXES *(continued)*

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of the future income tax assets and liabilities are as follows:

	Year ended December 31, 2004
Future income tax assets	
Tax losses	5,709
Less valuation allowance	(5,709)
Net future income tax assets	-
Future income tax liabilities	
Mineral Properties	(1,302,283)
Net future income tax liabilities	(1,302,283)

At December 31, 2004, the Company had non-capital losses of approximately $17,015 available to reduce future taxable income. Of this amount, $10,754 will expire in seven years.

9. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2004 and up until May 26, 2006:

Share Capital

Shares issued

During 2005 the company completed two private placements resulting in the issuance of 6,778,383 common shares at a price of CAD$1.50 (average USD$1.21) per share for aggregate gross proceeds of $8,321,622. In addition the company issued 200,000 shares to a director at an estimated fair market value of CAD$1.75 (USD$1.51) per share for services rendered that resulted in the company securing greater rights in the Kalukundi project than had originally been anticipated.

Proceeds from the share placements in 2005 will be used to finance operations and the ongoing $6 million feasibility study on the Kalukundi project in the DRC.

Options

During the 2005 the Company adopted an incentive plan in which common shares totalling up to 20% of the issued shares of the Company have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company.

(Stated in US Dollars)

9. SUBSEQUENT EVENTS *(continued)*

During 2005 the Company granted 1,025,000 stock options, at a price of CAD$0.75, and 200,000 options at a price of CAD$1.50 per share, to officers, employees and consultants.

During 2006 the Company granted / ratified a further 325,000 options at a price of CAD$1.75 and 770,000 options at a price of CAD$2.50 per share to officers, employees and consultants.

Mineral properties

H&J Investment

In May 2005 the Company increased its holding in H&J from 24% to 36% by making a further $250,000 payment as described in note 4. In May 2006 the Company increased its holding in the H&J from 36% to 48% by making a further $250,000 payment as described in note 4.

On May 18, 2006 the Company completed the feasibility study for the Kalukundi project thereby fulfilling H&J's obligation in respect of the project and earned its interest in the project. The Company is required to submit a production decision and financing plan by November 18, 2006.

Kamanasi

In June 2005 the company entered into an due diligence-option agreement with La Congolaises des mines et de developpement s.p.r.l. (COMIDE) to form a Joint Venture to explore for, and exploit viable deposits of Copper and Cobalt and other base or precious metals and minerals on the Kamasani Properties.

At the date of finalization of this report the Company has not been able to establish certain matters in respect of title and has not finalized negotiations concerning the property. Costs associated with the property of $683,403 were written off during 2005.

AFRICO RESOURCES LTD.

Consolidated Financial Statements
(Stated in US Dollars)

December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Africo Resources Ltd.

We have audited the consolidated balance sheet of Africo Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the periods then ended in accordance with generally accepted accounting principles in Canada.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia, Canada
May 29, 2006

AFRICO RESOURCES LTD.

Consolidated Balance Sheet

(Stated in US Dollars)

		December 31, 2005		December 31, 2004
ASSETS				
Current				
Cash and cash equivalents	$	2,640,707	$	143,407
Accounts receivable		45,535		54,202
Total Current Assets		2,686,242		197,609
Investment (note 4)		669,046		487,882
Loans receivable (note 5)		6,928,716		2,598,813
Mineral properties (note 6)		4,397,372		3,255,707
Total Assets	$	14,681,376	$	6,540,011
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	437,810	$	385,766
Notes payable		-		40,917
Total current liabilities		437,810		426,683
Future income tax liability (note 8)		1,758,949		1,302,283
Total Liabilities		2,196,759		1,782,966
Shareholders' equity				
Share capital (note 7)		13,307,184		4,882,316
Contributed Surplus (note 7)		784,329		-
Deficit		(1,606,896)		(71,271)
Total Shareholders' Equity		12,484,617		4,811,045
Total Liabilities and Shareholders' Equity	$	14,681,376	$	6,540,011

See accompanying notes to the consolidated financial statements

Nature of operations and going concern (note 1)

Subsequent events (note 9)

Approved by the Board of Directors:

David Adamson
Director

Chris Theodropoulos,
Director

AFRICO RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Stated in US Dollars)

	Year ended December 31, 2005	Year ended December 31, 2004
Expenses		
Management and consulting fees	$ 351,057	$ 41,168
General and administrative costs	19,992	3,189
Professional fees	128,059	113,111
Stock based compensation (Note 7)	401,575	-
Telephone	803	2,589
Travel and accommodation	53,755	-
Loss before other items:	(955,241)	(160,057)
Write-down of mineral properties	(683,403)	-
Foreign exchange gain	168,821	125,904
Interest and other income	3,034	-
Loss on equity accounted investment (note 4)	(68,836)	(37,118)
Loss for the year	(1,535,625)	(71,271)
Deficit, beginning of year	(71,271)	-
Deficit, end of year	$ (1,606,896)	$ (71,271)

See accompanying notes to the consolidated financial statements

AFRICO RESOURCES LTD.

Consolidated Statement of Cash Flows

(Stated in US Dollars)

	Year ended December 31, 2005	Year ended December 31, 2004
Operating Activities		
Net loss for the year	$ (1,535,625)	$ (71,271)
Adjustment for items which do not involve cash:		
Stock based compensation	401,575	-
Loss on equity accounted investment	68,836	37,118
Unrealised foreign exchange gains	(95,298)	(5,997)
Write-off of mineral properties	683,403	-
	(477,109)	(40,150)
Changes in non-cash working capital components:		
Accounts receivable	8,667	(34,202)
Accounts payable and accrued liabilities	(171,251)	97,861
Notes payable	(40,917)	40,917
Cash used in operating activities	(680,610)	64,426
Investing Activities		
Deferred mineral property costs	(653,883)	-
Purchase of investments	(250,000)	(525,000)
Loans receivable	(4,193,926)	(2,330,908)
Cash used in investing activities	(5,097,809)	(2,855,908)
Financing Activities		
Common shares issued for cash – net of share issue expenses	8,180,421	2,928,892
Cash provided by financing activities	8,180,421	2,928,892
Net increase in cash and cash equivalents during the year	2,402,002	137,410
Cash and cash equivalents, beginning of year	143,407	-
Unrealised foreign currency gains included in cash at year end	95,298	5,997
Cash and cash equivalents, end of year	$ 2,640,707	$ 143,407

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Investing and financing activities		
Common shares issued for mineral property acquisition	$ 302,245	$ 1,953,424

See accompanying notes to the consolidated financial statements

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is incorporated under the laws of the province of British Columbia, Canada, and is a mineral resource company engaged in exploring, acquiring and developing precious metal and base metal properties. The Company holds a 36% (2004 - 24%) interest in H&J Swanepoel Family Trust s.p.r.l. (H&J), which in turn holds the right to earn a 75% interest in the Kalukundi copper / cobalt project (the Kalukundi project) in the Democratic Republic of the Congo (DRC) through its 75% ownership of Swanmines s.p.r.l. (Swanmines). The Company can increase its interest in H&J to 100% subject to certain obligations described in note 6 below. During the year the company acquired an option to earn a 70% interest in the Kamasani copper / cobalt joint venture in the Democratic Republic of the Congo, in an area adjacent to the Kalukundi project, subject to certain obligations as described in note 6 below. At the date of these financial statements the Company was still in negotiations concerning this property.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the company to obtain necessary financing to complete the project, and future profitable production or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reduction in the carrying amounts of loan receivable, investments, mineral properties and related fixed assets.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

The viability of the Kalukundi project and the ability for the company to continue as a going concern are dependent on future financing. The company is committed to making certain payments related to Kalukundi and may elect to make certain other payments regarding Kamanasi (see note 6). Based on studies to date, discussions with equity partners and potential debt providers, management believes that a viable financing strategy can be concluded to fund the feasibility study for Kalukundi and its initial development.

If financing is not achieved, the Company may not be able to meet its obligations as they become due. These financial statements have been prepared on the going concern basis that assumes continuity of operations and realization and settlement of liabilities in the normal course of business. A different basis of measurement may be appropriate if the going concern assumption does not prevail.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada. A summary of the Company's significant accounting policies is set out below:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, Seven Season Trading 146 (Pty) Ltd, a South African company providing operating services to the group. All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Key estimates relate to the recoverability of loans receivable, investments, mineral property carrying values and future income taxes. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of the company is US dollars and for its subsidiary, South African Rands. The company has limited exposure to fluctuations between the US dollar and other currencies because the majority of its transactions and inter-company balances are designated in US dollars.

The Company follows the temporal method of accounting for the translation of integrated foreign currency denominated amounts into US dollars. Under this method monetary assets and liabilities are translated into US dollars at the exchange rate in effect at balance sheet date; non-monetary assets and liabilities are recorded at historical rates; and revenues and expenses are translated at approximate exchange rates prevailing on the dates of the respective transactions, except for amortization which is recorded at historical rates.

Gains or losses on translation are included in the consolidated statement of operations in the period to which they relate.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term notes and bank deposits with an original maturity of three months or less.

Investment

The Company's investment in H&J Swanepoel family trust s.p.r.l is accounted for using the equity method. Under this method the investment is initially recorded at cost and the carrying value is adjusted to reflect the company's pro rata share of earnings or losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Mineral Properties and Related Expenditures

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable operations from the property or from the sale of the property. Management's assessment of a property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Share Capital

Common shares issued for non-monetary consideration are recorded at management's estimate of fair market value.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no future income net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

Financial Instruments

The Company's financial instruments consist of a loan receivable, accounts receivables, accounts payables, and notes payable, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Stock-based Compensation

All stock option-based awards made to consultants and employees are recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Variable interest entities (VIE's)

The company has adopted the new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIEs expected losses, expected residual returns, or both. A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. The adoption of the new accounting guideline relating to VIEs did not have a material effect on the Company.

3. RELATED PARTY TRANSACTIONS

The following consulting fees were paid to Directors and organizations having common Directors for services rendered to the company:

D Adamson	$6,435
B Cavalluzzo	$6,435
River Capital Partners Ltd (L M Maree)	$92,920
J Swanepoel	$85,345
143 Investments Ltd (C Theodropoulos)	$83,571

J Swanepoel owed the company a net amount of $22,079 at the year-end. The company owed D Adamson $6,435, and B Cavlluzzo $6,435 at the year end.

A shareholder, Rubicon Minerals Corp. received management fees amounting to $62,138. The balance owing to Rubicon Minerals Corp. and included in accounts payable at the year-end amounted to $17,536.

A bonus share issue of 200,000 shares with an estimated fair value of CAD$1.75 each was made to a Director, J Swanepoel in December 2005 in respect of services rendered that resulted in the company securing greater rights to the Kalukundi project than had originally been anticipated.

Other related party transactions are disclosed elsewhere in these financial statements.

4. INVESTMENT

At the year end the company held a 36% (2004 – 24%) interest in H&J Swanepoel Family Trust s.p.r.l. (H&J) This investment has been accounted for using the equity basis of accounting.

	2005	2004
H&J Swanepoel Family Trust s.p.r.l.		
Shares at cost	$ 775,000	$ 525,000
Cumulative equity losses of investment	(105,954)	(37,118)
Total investment	$ 669,046	$ 487,882

During the year the year ended December 31, 2005 the company paid $250,000 to increase its share from 24% to 36% of H&J. H&J holds the right to earn a 75% interest in the Kalukundi copper / cobalt project in the Democratic Republic of the Congo (the Kalukundi project) through its 75% ownership of Swanmines. The remaining interest in Swanmines is held by Gecamines, which is the government controlled mining entity in the DRC.

(Stated in US Dollars)

4. INVESTMENT, *(continued)*

The acquisition of the Company's initial interest was made in the prior year through a series of staged cash payments totalling $525,000.

The company can increase its holding in H&J to 100% by making the following payments:

a) $250,000 by May 2006 (12% interest) – paid May 2006.

b) $1,250,000 by May 2007, subject to completion by the Company of a feasibility study with an estimated cost of $6 million, which is required in fulfillment of H&J's obligations under Swanmines exploration license.

5. LOANS RECEIVABLE

Included in loans receivable is a loan to Swanmines, of $6,882,931 to fund operating expenses and the feasibility study in respect of the Kalukundi project (see note 6). The loan is without interest or fixed terms of repayment and recoverability of this loan is dependent on the viability of the Kalukundi project.

6. MINERAL PROPERTIES

For the Year ended 31 December 2004	Kalukundi Congo		Total
Balance beginning of year	-		-
Acquisition costs and option payments	1,953,424	$	1,953,424
Future income tax component	1,302,283		1,302,283
Total costs incurred during the year	3,255,707		3,255,707
Balance 31 December 2004	3,255,707	$	3,255,707

For the Year ended 31 December 2005	Kamasani Congo	Kalukundi Congo		Total
Balance beginning of year	-	3,255,707		3,255,707
Acquisition costs and option payments	502,909	302,245	$	805,154
Exploration costs				
Feasibility Costs	150,974	-		150,974
Consulting fees	29,520	-		29,520
Stock based compensation (note 7)	-	382,754		382,754
Future income tax component	-	456,666		456,666
Total costs incurred during the year	683,403	1,141,665		1,825,068
Property write-offs	(683,403)	-		(683,403)
Balance 31 December 2005	-	4,397,372	$	4,397,372

(Stated in US Dollars)

6. MINERAL PROPERTIES *(continued)*

The Company's significant mineral properties are as follows:

Kalukundi

During the year ended December 31, 2004 the company issued 5,033,585 shares with a fair value of CAD $2,516,793 for services rendered in introducing, among other things, the H&J transaction to the company.

During 2005 the company issued an additional 200,000 shares with a book value of $302,245 to a Director in respect of services rendered that resulted in the company securing greater rights in the project that had originally been anticipated.

In addition to the services provided in introducing the company to the H&J transaction, the consideration paid above also entitles the company to the following:

i) A 100% interest in the Mporokoso gold project in Zambia together with the exclusive right and option to purchase up to an undivided 100% interest in three additional exploration license applications, all of which are subject to existing joint venture agreements between Placer Dome and an entity controlled by the seller.

ii) A 100% interest in the exclusive prospecting order covering the Snake's Head PGE project in Zimbabwe.

iii) A 100% interest in the mining claims covering the Electra gold project in Zimbabwe.

iv) A 100% interest in three exclusive prospecting orders related to gold projects in Northern Zimbabwe.

No portion of the acquisition costs has been allocated to these additional properties.

Kamasani

In June 2005 the company entered into an due diligence-option agreement with La Congolaises des mines et de developpement s.p.r.l. (COMIDE) to form a Joint Venture to explore for, and exploit viable deposits of Copper and Cobalt and other base or precious metals and minerals on the Kamasani Properties.

As of the date of these financial statements, the Company has not been able to establish matters in respect of title and has not finalized negotiations concerning the property. Costs associated with this property of $683,403 were written off during the period.

(Stated in US Dollars)

6. MINERAL PROPERTIES *(continued)*

Royalties

The Company's mineral properties are subject to the following royalties:

In respect of the Kalukundi project, Swanmines is subject to a royalty of 2.5% of gross revenues, payable to Gecamines. A further Net Smelter Returns royalty of 2% is payable to the Government in terms of the Mining Code of the Democratic Republic of the Congo.

In respect all of the properties acquired as part of the H&J transaction:

- A 0.5% Net Smelter Returns royalty is payable to Resource Marketing Services Ltd (RMS) which may be payable in shares of the company.
- A 0.5% Net Smelter Returns royalty payable to Rubicon Minerals Corp. (Rubicon), or right of first refusal on any interests in the above properties, rights, assets, and opportunities which the Company wishes to sell.

7. SHARE CAPITAL

Authorised:

Unlimited common shares without par value

Issued:	**Number of Shares**	**Amount**
Private placements	7,547,171	$ 2,928,892
For mineral properties (note 6)	5,033,585	1,953,424
Balance, December 31, 2004	12,580,756	4,882,316
Private placements	6,778,383	8,231,622
For mineral properties (note 6)	200,000	302,245
Share issuance costs	-	(108,999)
Balance, December 31, 2005	19,559,139	$ 13,307,184

During the year ended December 31, 2005 the company completed two private placements resulting in the issuance of 6,778,383 common shares at CAD$1.50 (average of USD$1.21) per share for aggregate gross proceeds of $8,231,622. In addition the company issued 200,000 shares to a director at an estimated fair market value of CAD$1.75 (USD$1.51) per share for services rendered that resulted in the company securing greater rights in the Kalukundi project than had originally been anticipated.

Proceeds from the share placements in 2005 will be used to finance operations and the ongoing $6 million feasibility study on the Kalukundi project in the DRC.

(Stated in US Dollars)

7. SHARE CAPITAL, *(continued)*

Options outstanding

During the year the Company adopted an incentive plan in which common shares totalling up to 20% of the issued shares of the Company have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company.

A summary of changes to stock options during the period are as follows:

Options	2005	
	Number of shares	Weighted-average exercise price
Outstanding at beginning of year	-	-
Granted	1,225,000	CAD$ 0.87
Outstanding and exercisable at end of year	1,225,000	CAD$ 0.87

Stock options outstanding and exercisable at December 31, 2005 were as follows:

Number outstanding	Weighted average remaining useful life (years)	Weighted average exercise price
1,025,000	4.3	CAD$ 0.75
200,000	4.5	CAD$ 1.50
1,225,000	4.3	CAD$ 0.87

During 2005 the Company granted 1,225,000 stock options, at a price of CAD$0.75, and CAD$1.50 per share, to officers, employees and consultants. Stock based compensation expense of $401,575 has been recorded in operations in respect of the stock options granted to officers and employees and $382,754 has been recorded in mineral properties in respect of the stock options granted to consultants involved in the Kalukundi project. The total amount credited to contributed surplus during the year in respect of stock options awarded amounted to $784,329. The options vest immediately.

The stock based compensation expense was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

Dividend Yield	:	0%
Average risk free interest rate	:	4.1%
Expected volatility	:	0%
Expected life of option	:	5 years

(Stated in US Dollars)

8. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004
Statutory rate	34.87%	35.62%
Income tax recovery computed at statutory rate	(535,472)	(25,387)
Non-deductible expenses for tax purposes	156,725	29,103
Foreign income subject to different tax rates	438	352
Other	31,934	(9,777)
Change in valuation allowance	346,375	5,709
Income tax expense	-	-

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of the future income tax assets and liabilities are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004
Future income tax assets		
Tax losses	112,917	5,709
Other temporary differences	281,989	-
Less valuation allowance	(394,906)	(5,709)
Net future income tax assets	-	-
Future income tax liabilities		
Mineral properties	(1,758,949)	(1,302,283)
Net future income tax liabilities	(1,758,949)	(1,302,283)

At December 31, 2005, the Company had non-capital losses of approximately $332,999 (2004 - $17,015) available to reduce future taxable income. Of this amount, $319,423 (2004 - $10,754) will expire in periods ranging from nine to ten years. In addition the company has approximately $700,958 of resource and other tax pools available to offset future income.

(Stated in US Dollars)

9. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2005 and up to May 29, 2006:

Options

During 2006 the Company granted / ratified 325,000 options at a price of CAD$1.75 and 770,000 options at a price of CAD$2.50 per share to officers, employees and consultants.

Mineral properties

H&J Investment

In May 2006 the Company increased its holding in H&J from 36% to 48% by making a further $250,000 payment as described in note 4.

On May 18, 2006 the Company completed the feasibility study for the Kalukundi project thereby fulfilling H&J's obligation in respect of the project and earned its interest in the project. The Company is required to submit a production decision and financing plan by November 18, 2006.

AFRICO RESOURCES LTD.

Interim Consolidated Financial Statements
(Stated in US Dollars)
Unaudited

First quarter ended March 31, 2006

AFRICO RESOURCES LTD.

Interim Consolidated Balance Sheet
(Stated in US Dollars)
Unaudited

		March 31, 2006		December 31, 2005
ASSETS				
Current				
Cash and cash equivalents	$	1,835,219	$	2,640,707
Accounts receivable		49,245		45,535
Total Current Assets		1,884,464		2,686,242
Loans receivable (note 3)		7,491,508		6,928,716
Investment (note 4)		645,900		669,046
Mineral properties		4,397,372		4,397,372
Total Assets	$	14,419,244	$	14,681,376
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	365,277	$	437,810
Total current liabilities		365,277		437,810
Future income tax liability		1,758,949		1,758,949
Total Liabilities		2,124,226		2,196,759
Shareholders' equity				
Share capital		13,307,184		13,307,184
Contributed Surplus		784,329		784,329
Deficit		(1,796,495)		(1,606,896)
Total Shareholders' Equity		12,295,018		12,484,617
Total Liabilities and Shareholders' Equity	$	14,419,244	$	14,681,376

See accompanying notes to the interim consolidated financial statements

Subsequent events (note 5)

Approved by the Board of Directors:

David Adamson
Director

Chris Theodoropoulos
Director

AFRICO RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit
(Stated in US Dollars)
Unaudited

	Three months ended March 31, 2006	Three months ended March 31, 2005
Expenses		
Management and consulting fees	$ 151,028	$ 57,030
General and administrative costs	15,227	11,072
Professional fees	13,139	2,094
Stock based compensation	-	401,575
Travel and accommodation	23,640	-
Loss before other items:	(203,034)	(471,771)
Foreign exchange gain	6,708	12,163
Interest and other income	29,873	4
Loss on equity accounted investment (note 4)	(23,146)	(21,540)
Loss for the period	(189,599)	(481,144)
Deficit, beginning of the period	(1,606,896)	(71,272)
Deficit, end of the period	$ (1,796,495)	$ (552,416)

See accompanying notes to the interim consolidated financial statements

AFRICO RESOURCES LTD.

Interim Consolidated Statement of Cash Flows

(Stated in US Dollars)

Unaudited

	Three months ended March 31, 2006	Three months ended March 31, 2005
Operating Activities		
Net loss for the period	$ (189,599)	$ (481,144)
Adjustment for items which do not involve cash:		
Stock based compensation	-	401,575
Loss on equity accounted investment	23,146	21,540
Unrealised foreign exchange gains	(11,694)	(21,076)
	(178,147)	(79,105)
Changes in non-cash working capital components:		
Accounts receivable	(3,710)	(172,221)
Accounts payable and accrued liabilities	(72,533)	38,102
Notes payable	-	(40,917)
Cash used in operating activities	(254,390)	(254,141)
Investing Activities		
Loans receivable	(562,792)	(960,171)
Cash used in investing activities	(562,792)	(960,171)
Financing Activities		
Common shares issued for cash	-	1,314,852
Cash provided by financing activities	-	1,314,852
Net increase in cash during the period	(817,182)	100,540
Cash and cash equivalents, beginning of the period	2,640,707	143,407
Unrealised foreign currency gains included in cash	11,694	21,076
Cash and cash equivalents, end of the period	$ 1,835,219	$ 265,023

See accompanying notes to the interim consolidated financial statements

(Stated in US Dollars)

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2005.

These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2005.

2. RELATED PARTY TRANSACTIONS

The following consulting fees were paid to Directors and organisations with common Directors during the three months ended March 31,2006 for services rendered to the company:

River Capital Partners Ltd (L M Maree)	$26,283 (2005 - $23,230)
J Swanepoel	$14,953 (2005 - $21,336)
143 Investments Ltd (C Theodoropoulos)	$26,303 (2005 - $20,892)
W Cavalluzzo	$6,435 (2005 - $Nil)
D Adamson	$6,435 (2005 - $Nil)

J Swanepoel owed the company a net amount of $15,644 at March 31, 2006 (December 2005 - $22,079), which is included in loans receivable. The company owed River Capital Partners Ltd $8,761, 143 Investments Ltd $8,761, D Adamson $12,870, and W Cavalluzzo $12,870 at March 31, 2006.

Rubicon Minerals Corp., which owns 39.6% of the company, received management fees during the period amounting to $43,654 (2005 - $15,534)

3. LOANS RECEIVABLE

Included in loans receivable is a loan to a related party, Swanmines s.p.r.l., of $7,445,741 (December 2005 – $6,882,931) to fund operating expenses and the feasibility study in respect of the Kalukundi project. The loan is without interest or fixed terms of repayment and recoverability of this loan is dependent on the viability of the Kalukundi project.

(Stated in US Dollars)

4. INVESTMENT

At the period end the company held a 36% (2005 – 36%) interest in H&J Swanepoel Family Trust s.p.r.l. (H&J) This investment has been accounted for using the equity basis of accounting.

	March 31, 2006	December 31, 2005
H&J Swanepoel Family Trust s.p.r.l.		
Shares at cost	$ 775,000	$ 775,000
Cumulative equity losses on investment recognized	(129,100)	(105,954)
Total investment	$ 645,900	$ 669,046

5. SUBSEQUENT EVENTS

The following occurred during the period subsequent March 31, 2005 and up to June 16, 2006:

Options

The Company granted 325,000 options at a price of CAD$1.75 and 770,000 options at a price of CAD$2.50 per share to officers, employees and consultants.

<u>Mineral properties</u>

H&J Investment

In May 2006 the Company increased its holding in H&J from 36% to 48% by making a further $250,000 payment as described in note 4 to the Company's consolidated financial statements for the year ended December 31 2005.

On May 18, 2006 the Company completed the feasibility study for the Kalukundi project thereby fulfilling H&J's obligation in respect of the project and earned its interest in the project. The Company is required to submit a production decision and financing plan by November 18, 2006.

Paragon Minerals Corporation

Balance Sheet

As at the date of incorporation on July 4, 2006

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the directors of Paragon Minerals Corporation

We have audited the balance sheet of Paragon Minerals Corporation as at July 4, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as at July 4, 2006 in accordance with generally accepted accounting principles in Canada.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 7, 2006

Paragon Minerals Corporation
Balance Sheet
As at July 4, 2006

	$
ASSETS	Nil
LIABILITIES	Nil
SHAREHOLDERS' EQUITY (note 3)	Nil

Refer to notes 1 and 2

Paragon Minerals Corporation
Notes to Balance Sheet
July 4, 2006

1. Incorporation and continuance of operations

The Company (or "Paragon") was incorporated with no currently-issued share capital under the Canada Business Corporations Act on July 4, 2006 as a controlled subsidiary of Rubicon Minerals Corporation. ("Rubicon"), and is to become a public company controlled by the shareholders of Rubicon upon completion of a Plan of Arrangement ("the Arrangement") involving Rubicon, Paragon, CopperCo Resource Corp. and Africo Resources Ltd. ("Africo").

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company is recently incorporated, has no source of operating revenues and its capacity to operate as a going concern in the near-term will depend on the completion of the Arrangement and its continuing ability to raise equity financing thereafter on terms which are acceptable to the Company.

2. Nature of operations

The Company has been incorporated for the purpose of acquiring Rubicon's interest in various mineral property rights located in Newfoundland and Nunavut, Canada in consideration for the distribution, pursuant to the terms of the Arrangement, of common shares to the current shareholders of Rubicon on the basis of one common share of Paragon issued in exchange for each six common shares of Rubicon that are currently outstanding. The result of this exchange will be that these shareholders will own shares of Paragon in identical proportion to their current shareholdings of Rubicon. The Company also proposes to complete a non-brokered private placement financing to raise a minimum of $3.0 million by the issuance of a minimum of 3,333,333 flow-through common shares at a price of $0.60 per share and 2,000,000 non-flow through units at a price of $0.50 per share. Each unit is to consist of a non-flow through common share and one share purchase warrant, exercisable to acquire an additional non-flow through common share for $1.00 for a period of two years. In consideration for the participation of Altius Resources Inc. ("Altius") in this financing Paragon has agreed to acquire from Altius a 100% interest in the South Tally Pond property, located in Newfoundland, in consideration for 1,000,000 common shares, of which the initial tranche of 250,000 shares is due on the effective date of the transactions comprising the Arrangement.

Paragon intends to obtain from the TSX Venture Exchange approval for its common shares to list for trading on that exchange upon the completion of the Arrangement, which is dependent upon the approval of the shareholders of Rubicon and Africo.

The Company's principal business activity upon the successful completion of the Arrangement will be the exploration of the Newfoundland and Nunavut mineral property interests acquired from Rubicon.

3. Share Capital

(a) Authorized:

Unlimited number of common shares without nominal or par value.

(b) Issued at July 4, 2006:

Nil

CopperCo Resource Corp.

Balance Sheet

As at the date of incorporation on July 4, 2006

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the directors of CopperCo Resource Corp.

We have audited the balance sheet of CopperCo Resource Corp. as at July 4, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as at July 4, 2006 in accordance with generally accepted accounting principles in Canada.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 7, 2006

CopperCo Resource Corp.
Balance Sheet
As at July 4, 2006

	$
ASSETS	Nil
LIABILITIES	Nil
SHAREHOLDERS' EQUITY (note 3)	Nil

Refer to notes 1 and 2

CopperCo Resource Corp.
Notes to Balance Sheet
July 4, 2006

1. Incorporation and continuance of operations

The Company (or "CopperCo") was incorporated with no currently-issued share capital under the Canada Business Corporations Act on July 4, 2006 controlled by the current directors of Africo Resources Ltd. ("Africo") and is to become a public company controlled initially by the current shareholders of Africo upon completion of a Plan of Arrangement ("the Arrangement") involving CopperCo, Africo, Paragon Minerals Corporation and Rubicon Minerals Corporation, a Canadian public company. As further described in note 2 below, Africo will become the wholly-owned subsidiary of the Company pursuant to the Arrangement.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company is recently incorporated and neither it nor Africo has any source of operating revenues, and its capacity to operate as a going concern in the near-term will depend on the completion of the Arrangement and its ability thereafter to raise equity financing on terms that are acceptable to the Company.

2. Nature of operations

CopperCo has been incorporated for the purpose of issuing, to the current shareholders of Rubicon, common shares such that the shareholders of Rubicon with collectively hold the same percentage equity interest in CopperCo as Rubicon currently holds in Africo. The current shareholders of Africo, other than Rubicon, are to similarly exchange their shareholdings of Africo for common shares of CopperCo such that their current interest in the net assets of Africo is maintained. CopperCo will in this manner acquire all of the common shares of Africo, which will constitute a reverse take-over and result in Africo being considered the acquirer and continuing entity for accounting purposes. This financial statement should therefore be read in conjunction with the December 31, 2004 and 2005 annual audited and March 31, 2006 interim financial statements of Africo, as well as the pro-forma March 31, 2006 balance sheet of CopperCo and the details of the Arrangement, all of which are included elsewhere in Rubicon's Management Information Circular.

CopperCo intends to obtain from the TSX Venture Exchange approval for its common shares to list for trading on that exchange upon completion of the Arrangement, which is dependent upon the approval of the shareholders of Rubicon and Africo and upon receipt of convertible debt and other private placement financing adequate, in the judgement of CopperCo's management, to fund CopperCo's business objectives.

The Company's principal business activity upon the successful completion of the Arrangement is to be the exploration of the mineral property rights and interests controlled by Africo and located in the Democratic Republic of Congo.

3. Share capital

(a) Authorized:

Unlimited number of common shares without nominal or par value.

(b) Issued at July 4, 2006:

Nil

SCHEDULE "B"
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

INTERIM ORDER

S-064371

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT,
S.B.C. 2002, c.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP., AND AFRICO RESOURCES LTD.
AND THEIR RESPECTIVE SHAREHOLDERS

RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION AND
COPPERCO RESOURCE CORP.

PETITIONERS

AFRICO RESOURCES LTD.

RESPONDENT

INTERIM ORDER

BEFORE THE HONOURABLE MADAM JUSTICE LOO	FRIDAY, THE 7TH DAY OF JULY, 2006

THIS APPLICATION of the Petitioners coming on for hearing without notice at Vancouver, British Columbia, on the 7th day of July, 2006, and on hearing J. Brent MacLean, counsel for the Petitioners; and upon reading the Petition herein dated the 7th day of July, 2006 and filed and the Affidavit of David W. Adamson, sworn on the 7th day of July, 2006 and filed; and upon being advised that the Respondent Africo Resources Ltd. is aware of the terms of the Interim Order being sought and does not object to this application:

THIS COURT ORDERS THAT:

MEETING OF THE SHAREHOLDERS OF THE RUBICON MINERALS CORPORATION

1. The Petitioner, Rubicon Minerals Corporation ("**Rubicon**"), is directed to convene an annual and special meeting (the "**Rubicon Special Meeting**") of its shareholders to be held on Tuesday, the 8th day of August, 2006 at 2:00 p.m. at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, to be held for the purpose, inter alia, of considering and, if deemed advisable, approving with or without modification a plan of arrangement (the "**Arrangement**") substantially in the form attached as Exhibit "I" to the arrangement agreement (the "**Arrangement Agreement**") attached as Exhibit "B " to the Affidavit of David W. Adamson , which Arrangement is proposed to be made among the Petitioners, Africo Resources Ltd. ("**Africo**") and their respective shareholders.

RECORD DATE

2. The record date for determination of the shareholders of Rubicon, entitled to receive notice of and attend and vote at the Rubicon Special Meeting is 5:00 p.m. on the 4th day of July, 2006 (the "**Rubicon Record Date**").

NOTICE OF RUBICON SPECIAL MEETING

3. Good and sufficient notice of the Rubicon Special Meeting, for all purposes, will be given by Rubicon by mailing, by prepaid first class mail, not less than 21 days before the day appointed for the Rubicon Special Meeting:

(a) a Notice calling the Rubicon Special Meeting;

(b) an instrument of proxy; and,

(c) the Management Information Circular, appending, *inter alia*, the Notice of Hearing of Petition herein (the "**Notice of Hearing**") and this Interim Order (the "**Management Information Circular**"),

(collectively, the "**Rubicon Mailed Materials**"),

in substantially the form attached as Exhibits "C", "D" and "E" respectively to the Affidavit of David W. Adamson, with such amendments thereto as counsel for the Petitioners may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of this Interim Order.

4. The Rubicon Mailed Materials will be mailed by prepaid first class mail addressed to the following persons:

(a) the shareholders of Rubicon at their registered addresses, as they appear on the Central Securities Register of Rubicon on the Rubicon Record Date; and

(b) the directors and auditors of Rubicon.

5. Delivery of the Rubicon Mailed Materials as ordered herein shall constitute compliance with the requirements of section 290(1)(a) of the *Business Corporations Act*.

6. The accidental omission to give notice of the Rubicon Special Meeting to, or the non-receipt of such notice by one or more of the persons entitled thereof, will not invalidate any resolution passed or proceedings taken at the Rubicon Special Meeting.

PROCEEDINGS OF THE RUBICON SPECIAL MEETING

7. The Chair of the Rubicon Special Meeting will be an officer or director of Rubicon, who will be appointed by the directors of Rubicon for that purpose.

8. The Chair of the Rubicon Special Meeting is at liberty to call on the assistance of legal counsel to Rubicon at any time and from time to time, as the Chair of the Rubicon Special Meeting may deem necessary or appropriate, during the Rubicon Special Meeting, and such legal counsel is entitled to attend the Rubicon Special Meeting for this purpose.

9. The Rubicon Special Meeting shall otherwise be conducted in accordance with the provisions of the *Business Corporations Act* and the Articles of Rubicon, subject to the terms of this Interim Order.

QUORUM AND VOTING

10. The quorum for the transaction of business by shareholders of Rubicon at the Rubicon Special Meeting will be the quorum of shareholders required by the Articles of Rubicon.

11. The vote of the shareholders of Rubicon required to adopt the resolution in respect of the Arrangement (the "**Arrangement Resolution**") at the Rubicon Special Meeting will be the affirmative vote of not less than two-thirds of the votes cast by shareholders of Rubicon who vote in person or by proxy on the Arrangement Resolution.

ADJOURNMENT OF RUBICON SPECIAL MEETING

12. The Rubicon Special Meeting may be adjourned for any reason upon the approval of the Chair of the Rubicon Special Meeting, and if the Rubicon Special Meeting is adjourned, it will be reconvened at a place and time to be designated by the Chair of the Rubicon Special Meeting to a date which is not more than 30 days thereafter.

RUBICON DISSENT RIGHTS

13. Each registered shareholder of Rubicon is granted the right of dissent in respect of the Arrangement set out in Article 5 of the Arrangement Agreement appended hereto as Schedule "I".

MEETING OF THE SHAREHOLDERS OF AFRICO

14. The Respondent Africo is directed to convene a special meeting (the "**Africo Special Meeting**") of its shareholders to be held on Friday, the 11th day of August, 2006 at 1:30 p.m., or such other date as Africo may appoint, at Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia, to be held for the purpose of considering and, if deemed advisable, approving with or without modification the Arrangement.

RECORD DATE

15. The record date for determination of shareholders of Africo entitled to receive notice of and attend and vote at the Africo Special Meeting is 5:00 p.m. on the 4th day of July, 2006 (the "**Africo Record Date**").

NOTICE OF AFRICO SPECIAL MEETING

16. Good and sufficient notice of the Africo Special Meeting for all purposes will be given by Africo by mailing by pre-paid first class mail, not less than 21 days before the day appointed for the Africo Special Meeting:

(a) a notice calling the Africo Special Meeting which shall comply with the requirements of the *Business Corporation Act*; and

(b) the Management Information Circular.

(collectively, the "Africo Mailed Materials").

17. The Africo Mailed Materials will be mailed by pre-paid first class mail addressed to the following persons:

(a) the shareholders of Africo at their registered addresses, as they appear on the Central Securities Register of Africo on the Africo Record Date; and,

(b) the directors and auditors of Africo.

18. Delivery of the Africo Mailed Materials as ordered herein shall constitute compliance with the requirements of 290(1)(a) of the *Business Corporations Act*.

19. The accidental omission to give notice of the Africo Special Meeting to, or the non-receipt of such notice by one or more of the persons entitled thereof, will not invalidate any resolution passed or proceedings taken at the Africo Special Meeting.

PROCEEDINGS OF THE AFRICO SPECIAL MEETING

20. The Chair of the Africo Special Meeting will be an officer or director of Africo, who will be appointed by the directors of Africo for that purpose.

21. The Chair of the Africo Special Meeting is at liberty to call on the assistance of legal counsel to Africo at any time and from time to time, as the Chair of the Africo Special Meeting may deem necessary or appropriate, during the Africo Special Meeting, and such legal counsel is entitled to attend the Africo Special Meeting for this purpose.

22. The Africo Special Meeting shall otherwise be conducted in accordance with the provisions of the *Business Corporations Act* and the Articles of Africo, subject to the terms of this Interim Order.

QUORUM AND VOTING

23. The quorum for the transaction of business by shareholders of Africo at the Africo Special Meeting will be the quorum of shareholders required by the Articles of Africo.

24. The vote of the shareholders of Africo required to adopt the resolution in respect of the Arrangement (the "**Arrangement Resolution**") at the Africo Special Meeting will be the affirmative vote of not less than two-thirds of the votes cast by shareholders of Africo who vote in person or by proxy on the Arrangement Resolution.

ADJOURNMENT OF AFRICO SPECIAL MEETING

25. The Africo Special Meeting may be adjourned for any reason upon the approval of the Chair of the Africo Special Meeting, and if the Africo Special Meeting is adjourned, it will be reconvened at a place and time to be designated by the Chair of the Africo Special Meeting to a date which is not more than 30 days thereafter.

AFRICO DISSENT RIGHTS

26. Each registered shareholder of Africo is granted the right of dissent in respect of the Arrangement set out in Article 6 of the Arrangement Agreement appended hereto as Schedule "II".

SERVICE OF NOTICE OF HEARING

27. Delivery of the Notice of Hearing as herein set out will be good and sufficient service of the Notice of Hearing upon all those shareholders of Rubicon and Africo who may wish to appear in these proceedings and no other form of service need be made. Service of the Rubicon Mailed Materials on the shareholders of Rubicon shall be deemed to be effected on the second day following the day on which the Rubicon Mailed Materials are mailed to the shareholders of Rubicon. Service of the Africo Mailed Materials on the shareholders of Africo shall be deemed to be effected on the second day following the day on which the Africo Mailed Materials are mailed to the shareholders of Africo.

28. Service of the Notice of Hearing herein upon the option holders and warrant holders of Rubicon and the auction holders of Africo shall be made by the Petitioner Rubicon posting the Management Information Circular on the System for Electronic Document Analysis and Retrieval ("SEDAR") website maintained by the Canadian Securities Administrators. Service of the Notice of Hearing on the option holders and warrant holders of Rubicon and the option holders of Africo shall be deemed to be effected on the second day following the day on which the management information circular is posted on the SEDAR website.

29. The Petitioners are not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Petitioners, including affidavits filed in support of such motions, or any orders made on application by the Petitioners, including this Interim Order, on any shareholder, option holder or warrant holder of the Petitioners or Africo except on written request.

30. The Petitioners and Africo are at liberty to serve the Notice of Hearing on persons outside the jurisdiction of this Honourable Court in the manner specified in this Interim Order.

FINAL APPLICATION

31. Upon the approval, by special resolution, of the shareholders of Rubicon of the Arrangement, the Petitioners may apply (the "Application") for the Final Order and declaration of fairness sought in the Petition herein on Tuesday, August 15, 2006 at 9:45 a.m. or so soon thereafter as the Application may be heard or at such other date and time as this Honourable Court may direct.

32. In the event that the hearing of the Application is adjourned, only those persons who filed and delivered an Appearance in accordance with this Interim Order need be served and provided with notice of the adjourned hearing date.

33. Any shareholder of a Petitioner or the Respondent Africo and any holder of options, warrants or other securities of a Petitioner or the Respondent Africo may appear and make representations at the hearing of the Petition herein (the "**Hearing**"), provided that such shareholder or other security holder shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Honourable Court and deliver a copy of the filed Appearance, together with a copy of all material on which such applicant intends to rely at the Hearing, including an outline of such applicant's proposed submissions, to the solicitors for the Petitioners at their address for delivery set out in the Petition, on or before 4:00 p.m. on Friday, the 11th day of August, 2006, subject to the direction of this Honourable Court.

34. If the Hearing is adjourned, only those persons who have filed and delivered an Appearance, in accordance with the immediately foregoing paragraph, need be served with notice of the adjourned date.

35. The Petitioners, the Respondent Africo or any other person or entity affected, are entitled, at any time, to seek leave to vary this Interim Order.

36. Rules 44 and 51A will not apply for any further applications in respect of this proceeding including the Application and any application to vary this Interim Order.

BY THE COURT

REGISTRAR

APPROVED AS TO FORM:

Counsel for the Petitioners
(J. Brent MacLean)

ENTERED
JUL 0 7 2006
VANCOUVER REGISTRY
VOL S1392 FOL 80

fractional shares warrants or options, including shares issuable or transferable upon the exercise of any Rubicon Warrants or Options after the Effective Date, will be issued, and no cash will be paid in lieu thereof, by Rubicon, Paragon or CopperCo. Any fractions resulting (including, but not limited to, fractions resulting after the application of the Rubicon-CopperCo Exchange Ratio) will be rounded down to the nearest whole number. No subscription for a fraction of a Paragon or CopperCo Common Share will be accepted with respect to the exercise of Rubicon Warrants and Rubicon Options as set out in paragraph 3.2 and 3.3, respectively above.

4.6 Interim Period

From the Share Distribution Record Date to the Effective Date, share certificates representing Rubicon Common Shares issued and outstanding on the Share Distribution Record Date and not subject to Article 5 hereof, shall also be deemed for all purposes to represent New Rubicon Shares, Paragon Common Shares and CopperCo Common Shares issued in connection with the Arrangement.

ARTICLE 5 - RIGHTS OF DISSENT AND APPRAISAL FOR RUBICON SHAREHOLDERS

5.1 Rubicon Dissent Right

Notwithstanding section 3.1 hereof, Rubicon Shareholders may exercise rights of dissent (the "Rubicon Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 5.

5.2 Rubicon Notice of Dissent

A Shareholder who wishes to exercise a Rubicon Dissent Right must give written notice of dissent ("Notice of Dissent") to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, not later than 2:00 p.m. (local time) on August 3, 2006. A Rubicon Shareholder who has given a Notice of Dissent in accordance with this section 5.2 is herein referred to as a "Rubicon Dissenting Shareholder". A Rubicon Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Rubicon Shareholder, if the Rubicon Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Rubicon Shareholder's name and on whose behalf the Rubicon Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Rubicon Common Shares in respect of which the Rubicon Shareholder is exercising the Rubicon Dissent Right (the "Notice Shares"), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Rubicon Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered owner and beneficial owner and the Rubicon Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered and beneficial owner but the Rubicon Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Rubicon Dissenting Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Rubicon Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Rubicon Dissenting Shareholder's name.

5.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive a Rubicon Shareholder of his or her right to vote at the Rubicon Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

5.4 When Rubicon Dissent Right Not Available

A Rubicon Shareholder is not entitled to exercise a Rubicon Dissent Right with respect to any Rubicon Common Shares if a Rubicon Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, a Rubicon Shareholder may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Rubicon Dissent Right in respect of the Rubicon Common Shares of which he or she is the registered holder.

5.5 Notice to Proceed

If Rubicon intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Rubicon Dissenting Shareholder promptly after the later of:

(a) the date on which Rubicon forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Rubicon has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Rubicon Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the authority of the Special Resolution and advise the Rubicon Dissenting Shareholder of the manner in which dissent is to be completed under section 5.7 hereof.

5.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 5.5 hereof, the Rubicon Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.

5.7 Demand for Payment of Fair Value

A Rubicon Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:

(a) a written statement that the Rubicon Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Rubicon Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.

5.8 Payment for Notice Shares

Rubicon and the Rubicon Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their share as Rubicon is insolvent or if the payment would render Rubicon insolvent.

5.9 Application to Court to Fix Payout Value

If Rubicon and the Rubicon Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Rubicon Dissenting Shareholder or Rubicon may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Rubicon Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Rubicon Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Rubicon Dissenting Shareholders for their shares the Rubicon Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Rubicon Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

5.10 Deemed Notice

Any notice required to be given by Rubicon or a Rubicon Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

5.11 Consequences of Exercising Rubicon Dissent Rights

A Rubicon Shareholder who:

(a) properly exercises the Rubicon Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by a Rubicon Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 5;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Rubicon in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Rubicon Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Rubicon Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder. Rubicon may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 5 in order to give effect to a shareholder's Rubicon Dissent Rights.

5.12 Abandonment of Dissent

A Rubicon Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon. A Rubicon Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Rubicon Dissenting Shareholder of the full amount of money to which the Rubicon Dissenting shareholder is entitled under this Article 5, abandon such Rubicon Dissenting Shareholder's dissent to the Arrangement by giving written notice to Rubicon withdrawing the Notice of Dissent by depositing such notice with Rubicon or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive such number of New Rubicon, Paragon and CopperCo Common Shares to which he or she is entitled.

5.13 Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent Procedures as set out in subsection 5.11(a), then Rubicon shall retain the portion of the New Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the "Non-Distributed New Rubicon, Paragon and CopperCo Shares"), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6 - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1 Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the "Africo Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2 Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent ("Notice of Dissent") to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006. An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an "Africo Dissenting Shareholder". An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the "Notice Shares"), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

5.13 Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent Procedures as set out in subsection 5.11(a), then Rubicon shall retain the portion of the New Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the "Non-Distributed New Rubicon, Paragon and CopperCo Shares"), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6 - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1 Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the "Africo Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2 Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent ("Notice of Dissent") to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006. An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an "Africo Dissenting Shareholder". An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the "Notice Shares"), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered owner and beneficial owner and the Africo Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered and beneficial owner but the Africo Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Africo Dissenting Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Dissenting Africo Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Africo Shareholder's name.

6.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive an Africo Shareholder of his or her right to vote at the Africo Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

6.4 When Africo Dissent Right Not Available

An Africo Shareholder is not entitled to exercise an Africo Dissent Right with respect to any Africo Common Shares if an Africo Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, an Africo Shareholder may vote as a proxy for an Africo Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Africo Dissent Right in respect of the Africo Common Shares of which he or she is the registered holder.

6.5 Notice to Proceed

If Africo intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Africo Dissenting Shareholder promptly after the later of:

(a) the date on which Africo forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Africo has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Africo Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Africo intends to act or has acted on the authority of the Special Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under section 6.7 hereof.

6.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 6.5 hereof, the Africo Dissenting Shareholder is entitled to require Africo to purchase all of the Africo Common Shares in respect of which the Notice of Dissent was given.

6.7 Demand for Payment of Fair Value

An Africo Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Africo Common Shares to Africo and must send to Africo within one month after the date of the Notice to Proceed:

(a) a written statement that the Africo Dissenting Shareholder requires Africo to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Africo Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Africo and if so, setting out:

   (i) the names of the registered owners of those other shares,

   (ii) the number of those other shares that are held by each of those registered owners, and

   (iii) that dissent is being exercised in respect of all of those other shares, whereupon Africo is bound to purchase them in accordance with the Notice of Dissent.

6.8 Payment for Notice Shares

Africo and the Africo Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Africo must either promptly pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Africo is unable lawfully to pay Africo Dissenting Shareholders for their share as Africo is insolvent or if the payment would render Africo insolvent.

6.9 Application to Court to Fix Payout Value

If Africo and the Africo Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Africo Dissenting Shareholder or Africo may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Africo Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Rubicon is unable lawfully to pay Africo Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Africo Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Africo Dissenting Shareholders for their shares the Africo Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

6.10 Deemed Notice

Any notice required to be given by Rubicon or an Africo Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

6.13 Reservation of CopperCo Common Shares

If an Africo Shareholder exercises the Dissent Right, Africo shall on the Effective Date set aside and not distribute that portion of the CopperCo Common Shares which is attributable to the Africo Common Shares for which Dissent Rights have been exercised. If an Africo Shareholder exercises the Dissent Right, but, as set out in subsection 6.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Africo shall distribute to such Africo Shareholder his or her pro rata portion of the CopperCo Common Shares. If an Africo Shareholder duly complies with the Dissent Procedures as set out in subsection 6.11(a), then Africo shall retain the portion of the CopperCo Common Shares attributable to such Africo Shareholder (the "Non-Distributed CopperCo Shares"), and the Non-Distributed CopperCo Shares will be dealt with as determined by the Board of Directors of Africo in its discretion.

SCHEDULE "C"
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

S-064371

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT,
S.B.C. 2002, c.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP., AND AFRICO RESOURCES LTD.
AND THEIR RESPECTIVE SHAREHOLDERS

RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION AND
COPPERCO RESOURCE CORP.

PETITIONERS

AFRICO RESOURCES LTD.

RESPONDENT

NOTICE OF HEARING OF PETITION

TO: The Respondent, Africo Resources Ltd.

TAKE NOTICE that the application of the Petitioners dated Friday, July 7, 2006 will be heard in chambers at the courthouse at 800 Smithe Street, in the Province of British Columbia, on Tuesday, August 15, 2006 at the hour of 9:45 a.m.

1. This matter is unopposed.

2. The hearing will take 30 minutes.

3. This matter is not within the jurisdiction of a Master because the application may require exercise of the inherent jurisdiction of a Justice of this Honourable Court.

July 7, 2006
Dated

Davis & Company LLP (J. Brent MacLean)
Solicitor for the Petitioners

This Notice of Hearing was prepared by J. Brent MacLean of the law firm of Davis & Company LLP whose place of business is 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7.

No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT,
S.B.C. 2002, c.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
RUBICON MINERALS CORPORATION, PARAGON MINERALS
CORPORATION,
COPPERCO RESOURCE CORP., AND AFRICO RESOURCES LTD.
AND THEIR RESPECTIVE SHAREHOLDERS

RUBICON MINERALS CORPORATION, PARAGON MINERALS
CORPORATION AND COPPERCO RESOURCE CORP.

PETITIONERS

AFRICO RESOURCES LTD.

RESPONDENT

NOTICE OF HEARING

DAVIS & COMPANY LLP
Barristers & Solicitors
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7

Tel. No. 604.687.9444
Fax No. 604.687.1612

File No. 50233-00001 BZM/kat

SCHEDULE "D"
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 6th day of July, 2006.

AMONG:

RUBICON MINERALS CORPORATION, a company incorporated under the laws of the Province of British Columbia and having a head office at 1540, 800 West Pender Street Vancouver, BC V6C 2V6

(hereinafter referred to as "**Rubicon**")

AND:

PARAGON MINERALS CORPORATION, a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

(hereinafter referred to as "**Paragon**")

AND:

COPPERCO RESOURCE CORP., a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

(hereinafter referred to as "**CopperCo**")

AND:

AFRICO RESOURCES LTD., a company incorporated under the laws of the Province of British Columbia and having its registered and records offices at 2800 Park Place, 666 Burrard Street Vancouver, BC V6C 2Z7

(hereinafter referred to as "**Africo**")

WHEREAS:

A. Rubicon, Paragon, CopperCo and Africo have agreed to proceed with a proposed transaction by way of a plan of arrangement whereby Rubicon will reorganize its share capital, certain assets of Rubicon will be transferred to Paragon and CopperCo, and a series of exchanges of securities will take place with the result that the current shareholders of Rubicon will retain their current shareholdings in Rubicon and will acquire shares in Paragon and CopperCo, and the current shareholders of Africo will acquire shares in CopperCo, all pursuant to certain specified share exchange ratios, and all as more particularly set out herein;

B. Rubicon proposes to convene a meeting of its shareholders to consider the Arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), on the terms and conditions set forth in the Plan of Arrangement attached as Appendix I hereto;

C. Africo proposes to convene a meeting of its shareholders to consider the Arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), on the terms and conditions set forth in the Plan of Arrangement attached as Appendix I hereto; and

D. Each of the parties to this Agreement has agreed to participate in and support the Arrangement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "**1933 Act**" means the United States Securities Act of 1933, as amended;

(b) "**Affiliate**" in respect of any person means any other person that, directly or through one or more intermediaries, controls or is controlled by or is under common control with such person and, for the purpose of this definition, "control" means the direct or indirect possession of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise. When used in relation to a business, "Affiliate" means, for periods both before and after the Effective Date, Affiliates as determined after giving effect to the Arrangement;

(c) "**Arrangement Agreement**" or "**this Agreement**" means this arrangement agreement, including all appendices, schedules and exhibits hereto, as the same may be supplemented or amended from time to time;

(d) "**Associate**" has the meaning set out in subsection 1(1) of the *Securities Act* (British Columbia);

(e) "**Final Order**" means the final order of the Court contemplated by section 4.6 hereof;

(f) "**the Hearing**" means the Court hearing at which the Final Order will be sought;

(g) "**Indemnified Person**" means each person entitled to indemnification under Article 6;

(h) "**Indemnity Payment**" means any amount required to be paid by an Indemnifier pursuant to Article 6;

(i) "**Indemnifier**" means any party who is obligated to provide indemnification under Article 6;

(j) "**Interim Order**" means the interim order of the Court made pursuant to the application contemplated by section 4.6 hereof;

(k) "**Loss**" means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment of whatever nature or kind, including Taxes, the reasonable out-of-pocket costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto, fines and penalties and reasonable legal fees (on a solicitor and its own client basis) and expenses incurred in connection therewith, excluding loss of profits and consequential damages;

(l) "**Person**" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(m) "**Plan of Arrangement**" means the plan of arrangement which is attached as Appendix I hereto and any amendment or variation thereto made in accordance with section 7.1 hereof;

(n) "**Representatives**" means, collectively, the directors, officers, employees and agents of a party at any time and their respective heirs, executors, administrators and other legal representatives;

(o) "**Rubicon Property Share Requirements**" means the maximum number of Rubicon Common Shares, if any, that would be required to be issued by Rubicon to exercise its rights to acquire any of the current mineral properties of Rubicon, where there has been no agreement by the vendor prior to the Effective Date to accept, following completion of the Arrangement, alternative or additional consideration in lieu of the Rubicon Common Shares which such vendor would have been entitled to receive if such agreement were not entered into;

(p) "**Securityholder**" means a holder of securities of one of the parties to this Agreement, as the context requires;

(q) "**Special Resolution**" means a resolution passed by a majority of not less than two thirds of the votes cast by the Rubicon Shareholders and by the Africo

Shareholders, respectively, who vote in respect of such resolution at the respective Meetings;

(r) "**Subsidiary**" means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

(s) "**Tax Gross-Up**" means, with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Person in the same after tax position as it would have been in had such Indemnity Payment been received tax free. The Tax Gross-Up amount will be calculated by using the applicable combined federal and provincial income tax rate and/or the foreign tax rate applicable to the Indemnified Person and, except as provided in Section 6.5 "Tax Effect", without regard to any losses, credits, refunds or deductions that the Indemnified Person may have that could affect the amount of tax payable on any such Indemnity Payment;

(t) "**Tax Proposals**" means all specific proposals to amend the ITA and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Agreement; and

(u) "**Tax Ruling**" means the advance income tax ruling from the Canada Revenue Agency confirming the Canadian federal income tax consequences of certain aspects of the Arrangement; and

(v) "**Taxes**" includes all applicable present and future income taxes, capital taxes, stamp taxes, charges to tax, withholdings, sales and use taxes, value added taxes and goods and services taxes and all penalties, interest and other payments on or in respect thereof.

All capitalized words used in this Agreement and not otherwise defined herein shall have the meanings set forth in the Plan of Arrangement.

1.2 Headings

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof" and "hereunder" and similar expressions refer to this Agreement (including the appendices hereto) as a whole and not to any particular article, section or other portion hereof and includes any agreement, document or instrument supplementary or ancillary hereto.

1.3 Construction

In this Agreement, unless something in the context is inconsistent therewith:

(a) the words "include" or "including" when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(b) a reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation;

(c) a reference to time or date is to the local time or date in Vancouver, British Columbia, unless specifically indicated otherwise;

(d) reference to a particular corporation includes the corporation derived from the amalgamation of the particular corporation, or of a corporation to which such reference is extended by this paragraph (d), with one or more other corporations;

(e) a word importing the masculine gender includes the feminine or neuter and a word importing the singular includes the plural and vice versa; and

(f) a reference to "approval", "authorization", "consent", "designation" or "notice" means written approval, authorization, consent, designation or notice unless specifically indicated otherwise.

1.4 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

1.5 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.6 Accounting Principles

Whenever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor thereto, applicable as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.

1.7 Appendix

The attached Appendix I, entitled "Plan of Arrangement", shall be deemed to be incorporated into and form part of this Agreement.

1.8 Entire Agreement

This Agreement, together with the appendices, agreements and other documents herein or therein referred to, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

ARTICLE 2 - EFFECTIVE DATE OF ARRANGEMENT

2.1 Arrangement

Rubicon, Paragon, CopperCo and Africo agree to effect the Arrangement pursuant to the provisions of sections 288 to 299 of the BCBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Effective Time of Arrangement

The Arrangement shall become effective at 12:01 a.m. on the Effective Date.

2.3 Commitment to Effect Arrangement

Subject to satisfaction of the terms and conditions of this Agreement and termination pursuant to Article 7, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective on the Effective Date and, in conjunction therewith, to cause the transactions contemplated by the Plan of Arrangement to be completed on or prior to the Effective Date. Without limiting the generality of the foregoing, the Applicants (as defined in Section 4.6) shall proceed forthwith to apply for the Interim Order and, upon obtainment thereof, Rubicon shall call the Rubicon Meeting and mail the Circular to the Rubicon Shareholders and Africo shall call the Africo Meeting.

2.4 Filing of Final Order

Subject to the rights of termination contained in Article 7 hereof, upon the Rubicon Shareholders and the Africo Shareholders each approving the Arrangement by Special Resolution in accordance with the provisions of the Interim Order and the BCBCA, the Applicants obtaining the Final Order and the other conditions contained in Article 5 hereof being satisfied or waived, Rubicon, Paragon, CopperCo and Africo shall send a copy of the Final Order together with such other documents as may be required by the Registrar to be filed pursuant to sections 288 to 299 of the BCBCA in order to make the Arrangement effective on the Effective Date. Upon the Arrangement becoming effective, Rubicon, Paragon, CopperCo and Africo shall exchange such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by this Agreement and the Plan of Arrangement.

2.5 United States Section 3(a)(10) Exemption

The parties agree that the Arrangement will be carried out with the intention that all securities issued on completion of the Arrangement to Securityholders of Rubicon, Africo, CopperCo or Paragon who are residents of the United States will be issued by Rubicon, Paragon and CopperCo in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the "**Section 3(a)(10) Exemption**"). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis;

(a) the Arrangement will be subject to the approval of the Court;

(b) the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the Hearing;

(c) the Court will be required to satisfy itself as to the fairness of the Arrangement;

(d) the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Rubicon Securityholders and the Africo Securityholders to whom securities will be issued;

(e) Rubicon and Africo will ensure that each Securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the Hearing and providing them with sufficient information necessary for them to exercise that right;

(f) the Rubicon Shareholders and the Africo Shareholders will be advised that the securities issued in the Plan of Arrangement have not been registered under the 1933 Act and will be issued by Rubicon, Paragon and CopperCo in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act and may be subject to restrictions on resale under the securities laws of the United States, including, as applicable, Rules 144 and 145 under the 1933 Act with respect to affiliates;

(g) the Interim Order approving the Meetings to approve the Arrangement will specify that each Securityholder will have the right to appear before the Court at the Hearing so long as such Securityholder enters an appearance within a reasonable time; and

(h) the Final Order shall include a statement to the following effect:

> "This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the *United States Securities Act of 1933* from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Rubicon, Paragon and CopperCo, pursuant to the Plan of Arrangement."

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Rubicon, Paragon, CopperCo and Africo

Each of the parties represents and warrants to each other as follows:

(a) in the case of Rubicon and Africo, it is a corporation duly incorporated or continued and validly subsisting under the laws of the Province of British Columbia and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b) in the case of Paragon and CopperCo, it is a corporation duly incorporated and validly subsisting under the federal laws of Canada and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement, and this Agreement has been duly authorized by it;

(d) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of:

   (i) any provision of its constating documents or governing documents;

   (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it; or

   (iii) any agreement or instrument to which it is a party or by which it is bound;

(e) no dissolution, winding-up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it;

(f) it has the requisite organizational power and authority and all necessary governmental approvals to own, lease and operate the properties and assets it currently owns, operates or holds under lease and to carry on its business as it is now being conducted;

(g) its current and fully diluted share capital are as described in the Circular;

(h) it does not have any liabilities or obligations other than such liabilities or obligations disclosed in the Circular, including the financial statements included therein;

(i) other than as disclosed in the Circular, there is no claim, action, proceeding or investigation pending or, to its knowledge, threatened against it, any of its Subsidiaries, or any of its properties or assets before any court, arbitrator or

governmental authority, which, if adversely determined, could result in, individually or in the aggregate, a material adverse change or prevent or materially delay the consummation of the Arrangement; and

(j) none of the information supplied by it for inclusion in the Circular contains any untrue statement of a material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE 4 - COVENANTS

4.1 Covenants of Rubicon

Rubicon hereby covenants and agrees with Paragon, CopperCo and Africo as follows:

(a) until the Effective Date, Rubicon and each of its Subsidiaries shall carry on their business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, except for transactions which have already been publicly disclosed and except as contemplated in this Agreement;

(b) except for transactions which have already been publicly disclosed and except as contemplated in this Agreement, until the Effective Date, Rubicon shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(c) Rubicon shall, in a timely and expeditious manner, file the Circular in all jurisdictions where the Circular is required to be filed by Rubicon and mail or cause to be mailed the Circular to the Shareholders, the directors of Rubicon and the auditors of Rubicon and any other person who is entitled to receive the Circular, all in accordance with the terms of the Interim Order and applicable law;

(d) Rubicon shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Rubicon shall seek:

(i) the approval of the Rubicon Shareholders required for the implementation of the Arrangement;

(ii) the Interim Order and the Final Order as provided for in section 4.6; and

(iii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e) Rubicon will convene the Rubicon Meeting as soon as practicable and will solicit proxies to be voted at the Rubicon Meeting in favour of the Arrangement and all other resolutions referred to in the Circular;

(f) Rubicon will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date; and

(g) Rubicon will use all reasonable efforts to ensure that immediately prior to the Effective Date, Rubicon will not have any Rubicon Property Share Requirements.

4.2 Covenants of Africo

Africo hereby covenants and agrees with Rubicon, Paragon and CopperCo as follows:

(a) until the Effective Date, Africo and each of its Subsidiaries shall carry on their business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, (i) except for transactions which have already been publicly disclosed; (ii) except as contemplated in this Agreement; and (iii) except for:

(A) the exercise by Africo of its right to acquire the remaining shares of H & J Swanepoel Famille Trust s.p.r.l.;

(B) the issuance by Africo of promissory or convertible notes up to an aggregate principal amount of $5 million in order to carry out the Bridge Loan;

(C) such other additional equity financing that the Africo Board of Directors may approve; and

(D) such other transactions as may unanimously be agreed upon by the Africo Board of Directors (including Rubicon's representative on such Board);

(b) except for transactions which have already been publicly disclosed and except as contemplated in this Agreement, until the Effective Date, Africo shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(c) Africo shall, in a timely and expeditious manner, mail, deliver or cause to be mailed or delivered the Circular and all proxy and meeting materials required by the BCBCA to the Africo Shareholders (and any other person to whom Africo may be required to deliver the Circular) all in accordance with the terms of the Interim Order and applicable law;

(d) Africo shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Africo shall seek:

(i) the approval of the Africo Shareholders required for the implementation of the Arrangement; and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e) Africo will convene the Africo Meeting as soon as practicable; and

(f) Africo will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.3 Covenants of Paragon

Paragon hereby covenants and agrees with Rubicon, CopperCo and Africo as follows:

(a) except as otherwise contemplated in this Agreement, until the Effective Date, Paragon shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with, any other corporation or Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(b) Paragon shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Paragon shall seek and cooperate with Rubicon, CopperCo and Africo in seeking:

(i) the Interim Order and the Final Order as provided for in section 4.6, and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1; and

(c) Paragon will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.4 Covenants of CopperCo

CopperCo hereby covenants and agrees with Rubicon, Paragon and Africo as follows:

(a) except as otherwise contemplated in this Agreement or as may be reasonably required to carry out the spirit and intent of the Agreement, until the Effective Date, CopperCo shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with, any other corporation or Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(b) CopperCo shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, CopperCo shall seek and cooperate with Rubicon, Paragon and Africo in seeking:

(i) the Interim Order and the Final Order as provided for in section 4.6, and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(c) CopperCo will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date;

(d) in connection with the condition precedent set out at subsection 5.1(l) (the "Director Election Requirements") and in order to realize the related tax objectives of the Arrangement, neither CopperCo nor any successor thereof will for a period of two years from the Effective Date initiate a request for approval by its shareholders of a modification of the Articles of CopperCo to remove the Director Election Requirements, it being understood, however, that CopperCo (or any successor) will not be in breach of this covenant if (i) a shareholder proposal is made under Section 137 of the CBCA for such purpose, (ii) a meeting is requisitioned under Section 143 or Section 144 of the CBCA to consider such

matter, or (iii) there is a genuine risk that a proceeding for an oppression remedy under the CBCA in such regard would be successful. Further, in the event of a shareholder proposal or requisition referred to in (i) or (ii) above, CopperCo (or any successor) will not take any action to encourage a vote in favour of the removal of the Director Election Requirements unless such action is either: (A) required by law, or (B) determined in good faith by the CopperCo Board of Directors (or the Board of Directors of any successor) to be consistent with the discharge of such board's fiduciary duties in the circumstances; and

(e) the Board of Directors of CopperCo existing immediately upon completion of the Arrangement shall consist of the directors of Africo who are elected at Africo's 2006 Annual General Meeting, plus such other directors of Africo as may be appointed following such annual general meeting and prior to the Effective Date.

4.5 Mutual Tax-Related Covenants

Each party covenants and agrees with each other party as follows:

(a) in the event that the condition precedent in Section 5.1(m) is satisfied, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Ruling without (i) obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Ruling or the obtaining thereof and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(b) in the event that the condition precedent in Section 5.1(m) is waived, but it is agreed by the parties that as a condition of such waiver Rubicon shall obtain an opinion of a nationally recognized accounting firm or law firm, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the opinion without (i) obtaining a supplementary opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the opinion and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(c) to file its tax returns and section 85 elections pursuant to the ITA and to make adjustments to its capital account in accordance with the terms of the Plan of Arrangement following the Effective Date; and

(d) to cooperate in the preparation and filing, in the form and within the time limits prescribed in the ITA, of all elections under the ITA as contemplated in the Plan

of Arrangement and this Agreement (and any similar elections that may be required under applicable provincial or foreign legislation). Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the ITA (or applicable provincial or foreign legislation) and will be the amount contemplated by the Plan of Arrangement and this Agreement, such that the particular transfer will take place on an income tax-deferred basis.

4.6 Interim Order and Final Order

Rubicon, Paragon and CopperCo (collectively the "Applicants") covenant and agree that they will, as soon as reasonably practicable, apply to the Court pursuant to section 291 of the BCBCA for the Interim Order. Africo covenants and agrees that it shall support the Applicants at the application for the Interim Order and the Hearing as a respondent. The Interim Order shall provide for, among other things, the calling and holding of the Meetings for the purpose of, among other matters, considering and, if deemed advisable, approving the Arrangement. The Applicants covenant and agree that, if the approval of the Arrangement by the Rubicon and Africo Shareholders as set forth in the Interim Order is obtained by Rubicon and Africo, as soon as practicable thereafter the Applicants will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct.

ARTICLE 5 - CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of each party hereto to complete the transactions contemplated by this Agreement, and the obligation of Rubicon and Africo to file a copy of the Final Order and other documents (if any) required to give effect to the Arrangement with the Registrar, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions:

(a) the Interim Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(b) the Arrangement, with or without amendment, shall have been approved at the Meetings by the Rubicon and Africo Shareholders in accordance with the Interim Order;

(c) the Final Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(d) the TSX and AMEX will have conditionally accepted the Arrangement and confirmed that the New Rubicon Common Shares and the Rubicon Series 1 and Series 2 Special Shares have been conditionally listed on the TSX and AMEX, and the TSX will have confirmed that the CopperCo Common Shares have been conditionally listed on the TSX;

(e) the TSX-V will have confirmed that the Paragon Common Shares have been conditionally listed on Tier 1 or Tier 2 of the TSX-V;

(f) all other consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required, necessary or desirable for the Arrangement to become effective shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, in a form acceptable to Rubicon and Africo, acting reasonably;

(g) notices of dissent shall not have been delivered by Rubicon Shareholders holding such number of Rubicon Common Shares that, in Rubicon's opinion, completion of the Arrangement would not be in the best interests of Rubicon;

(h) notices of dissent shall not have been delivered by Africo Shareholders holding such number of Africo Shares that, in Africo's opinion, completion of the Arrangement would not be in the best interests of Africo;

(i) Paragon shall have completed the Paragon Financing, subject only to any requirement under the terms of the Financing to complete the Arrangement;

(j) CopperCo or Africo shall have completed the CopperCo/Africo Financing for gross proceeds of at least $75 million, or such lesser amount as may be determined by the Board of CopperCo or Africo, as the case may be, subject only to any requirement under the terms of the CopperCo/Africo Financing to complete the Arrangement;

(k) any Person who will hold, together with any Associates of such Person, immediately before or immediately after completion of the Arrangement, 10% or more of the outstanding New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares shall have executed a certificate or other document representing that such Person and its Associates will not sell any such shares as part of the same series of transactions comprising the Arrangement;

(l) the Articles of CopperCo shall provide that each director of CopperCo must be elected by a resolution passed by not less than two-thirds of the number of votes attaching to the shares represented in person or by valid proxy at the meeting of CopperCo shareholders at which the resolution is voted upon and carrying the right to vote on the resolution, as determined and certified by the scrutineers for that meeting or signed by all the shareholders entitled to vote on that resolution;

(m) the Tax Ruling shall have been obtained, in form and substance satisfactory to Rubicon, Africo and their counsel and the auditors of Africo and CopperCo, acting reasonably;

(n) there shall not be in force any order or decree restraining or enjoining the consummation of the transaction contemplated by this Agreement; and

(o) this Agreement shall not have been terminated under Article 7.

Except for the conditions set forth in subsections 5.1(a), (b), (c), (k) and (l) any of the foregoing conditions may be waived.

5.2 Conditions and Obligations of Each Party

The obligation of each of Rubicon, Paragon, CopperCo and Africo to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in favour of such party, that each and every one of the covenants of the other party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by such party and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other party hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at and as of such time.

ARTICLE 6 - INDEMNITIES

6.1 Indemnity by Rubicon

Rubicon will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Rubicon as if made without any qualification as to the knowledge of Rubicon; and

(b) a breach of a covenant herein or pursuant hereto by Rubicon.

6.2 Indemnity by Paragon

Paragon will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Paragon as if made without any qualification as to the knowledge of Paragon; and

(b) a breach of a covenant herein or pursuant hereto by Paragon.

6.3 Indemnity by CopperCo

CopperCo will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by CopperCo as if made without any qualification as to the knowledge of CopperCo; and

(b) a breach of a covenant herein or pursuant hereto by CopperCo.

6.4 Indemnity by Africo

Africo will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Africo as if made without any qualification as to the knowledge of Africo; and

(b) a breach of a covenant herein or pursuant hereto by Africo.

6.5 Tax Effect

If any Indemnity Payment received by an Indemnified Person would constitute income for tax purposes to such Indemnified Person, the Indemnifier will pay a Tax Gross-Up to the Indemnified Person at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. The amount of any Loss for which indemnification is provided will be adjusted to take into account any tax benefit realizable by the Indemnified Person or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For purposes of this Section, any tax benefit will be taken into account at such time as it is received by the Indemnified Person or its Affiliate. Notwithstanding the foregoing provisions of this Section, if an Indemnity Payment would otherwise be included in the Indemnified Person's income, the Indemnified Person covenants and agrees to make all such elections and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

ARTICLE 7 - AMENDMENT AND TERMINATION

7.1 Amendment

Subject to any mandatory applicable restrictions under the BCBCA or the Final Order, this Agreement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Rubicon Shareholders or the Africo Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties; or

(d) make such alterations in this Agreement as the parties may consider necessary or desirable in connection with the Interim Order or in order to ensure the tax efficacy of the Arrangement.

7.2 Termination by Rubicon

Notwithstanding any other provision to the contrary herein, this Agreement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the Board of Directors of Rubicon without further notice to, or action on the part of, the Rubicon Shareholders or the Africo Shareholders for whatever reasons the Board of Directors of Rubicon may consider appropriate, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Board of Directors of Rubicon to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

7.3 Termination by Africo

Notwithstanding any other provision to the contrary herein, this Agreement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the Board of Directors of Africo without further notice to, or action on the part of, the Africo Shareholders or the Rubicon Shareholders for whatever reasons the Board of Directors of Africo may consider appropriate, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Board of Directors of Africo to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

7.4 Termination on Non-Occurrence of Effective Date

This Agreement shall terminate without any further action by the parties if the Effective Date shall not have occurred on or before September 30, 2006, unless otherwise agreed by the parties.

7.5 Effect of Termination

Upon the termination of this Agreement pursuant to sections 7.2, 7.3 or 7.4 hereof, except for the obligations set out at section 11.6, no party shall have any liability or further obligation to any other party hereunder.

ARTICLE 8 - PARAGON FINANCING

The parties hereby acknowledge and agree that Paragon proposes to carry out a non-brokered private placement financing (the "Paragon Financing") in connection with the Arrangement, and that certain securities to be issued by Paragon under the Paragon Financing will be exchanged for Paragon Common Shares under the Arrangement, all as more particularly described in the Plan of Arrangement. The parties further acknowledge and agree that the final terms and conditions of the Paragon Financing may be negotiated by Paragon, subject to acceptance by the TSX or the TSX - V as applicable.

ARTICLE 9 - COPPERCO/AFRICO FINANCING

The parties hereby acknowledge and agree that CopperCo, or alternatively Africo, proposes to carry out a brokered private placement financing (the "CopperCo/Africo Financing") in

connection with the Arrangement, and that certain securities to be issued by CopperCo under the CopperCo/Africo Financing will be exchanged for CopperCo Common Shares under the Arrangement, all as more particularly described in the Plan of Arrangement. The parties further acknowledge and agree that the final terms and conditions of the CopperCo/Africo Financing may be negotiated by CopperCo, subject to acceptance by the TSX.

ARTICLE 10 - MERGER

10.1 Merger of Conditions

The conditions set out in sections 5.1 and 5.2 shall be conclusively deemed to have been satisfied, waived or released on the Effective Date.

10.2 Merger of Representations, Warranties and Covenants

The provisions of sections 3.1, 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6 shall be conclusively deemed to have been satisfied in all respects on the Effective Date and shall accordingly merge in and not survive the effectuation of the Arrangement.

ARTICLE 11 - GENERAL

11.1 Notices

All notices which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to Rubicon:

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: David W. Adamson, President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Paragon:

Paragon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Africo or CopperCo:

Africo Resources Ltd./CopperCo Resource Corp. (as applicable)
c/o Getz Prince Wells
1810 - 1111 West Georgia Street
Vancouver, BC V6E 4M3
Attention: Chris Theodoropoulos, Chairman
Facsimile: (604) 685-9798

With a copy to:

Getz Prince Wells
1810 - 1111 West Georgia Street
Vancouver, BC V6E 4M3
Attention: Drew Wells
Facsimile: (604) 685-9798

Any notice that is delivered shall be deemed to be delivered on the date of delivery to such address if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day. Any notice delivered by facsimile transmission shall be deemed to be delivered on the date of transmission if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or the next Business Day if delivered after 5:00 p.m. or on a non-Business Day.

11.2 Assignment

No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other parties hereto.

11.3 Binding Effect

This Agreement and the Plan of Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.4 Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party or parties granting the same.

11.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

11.6 Expenses

Except as may be agreed to separately among the parties or between certain parties, all expenses incurred in connection with the transactions described and contemplated by this Agreement shall be borne and allocated as follows:

(a) except as otherwise set out below, each party shall be responsible for the fees and disbursements (including taxes) of its professional and other service providers;

(b) Africo (and, after the Effective Date, CopperCo) shall be responsible for paying, or reimbursing Rubicon for, the TSX listing application fee and listing fee for CopperCo (and in this regard, it is acknowledged that Rubicon has paid the listing application fee of $10,700 (including GST) and that Africo (or, after the Effective Date, CopperCo) will pay the listing fee); and

(c) Africo (and, after the Effective Date, CopperCo) shall reimburse Rubicon for all audit, accounting and legal fees and disbursements (including taxes) incurred by Rubicon's legal counsel and auditors in connection with:

  (i) the incorporation and organization of CopperCo and all other legal services provided to CopperCo, including preparing and pursuing the TSX listing application of CopperCo, up to a maximum of $40,000; and

  (ii) preparing financial statements and providing accounting and auditing services for CopperCo, up to a maximum of $10,000,

it being acknowledged that nothing in this clause (c) shall be interpreted as requiring Africo (or, after the Effective Date, CopperCo) to reimburse Rubicon for any costs incurred by Rubicon for tax advice rendered to Rubicon.

11.7 Counterparts

This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

RUBICON MINERALS CORPORATION

Per: *"David Adamson"* (signed)
Authorized Signatory

PARAGON MINERALS CORPORATION

Per: *"David Adamson"* (signed)
Authorized Signatory

COPPERCO RESOURCE CORP.

Per: *"Chris Theodoropoulos"* (signed)
Authorized Signatory

AFRICO RESOURCES LTD.

Per: *"Chris Theodoropoulos"* (signed)
Authorized Signatory

Appendix I to Arrangement Agreement made as of the 6th day of July, 2006, among Rubicon Minerals Corporation, Paragon Minerals Corporation, CopperCo Resource Corp. and Africo Resources Ltd.

PLAN OF ARRANGEMENT UNDER SECTIONS 288 - 299

OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "**Africo**" means Africo Resources Ltd., a corporation incorporated under the BCBCA;

(b) "**Africo Meeting**" means the special meeting of the Africo Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(c) "**Africo Options**" means the outstanding stock options of Africo entitling the holders to purchase Africo Shares in accordance with the terms and conditions thereof;

(d) "**Africo Shareholder**" means a holder of Africo Shares;

(e) "**Africo Shares**" means the common shares without par value in the capital of Africo as currently constituted;

(f) "**Aggregate Exchange Trading Price**" means the amount equal to the aggregate of the results obtained when the Trading Price of a New Rubicon Common Share and a Common Share of Paragon or CopperCo is multiplied by the respective Exchange Number for the company issuing the share;

(g) "**AMEX**" means the American Stock Exchange;

(h) "**Arrangement**" means the statutory arrangement involving Rubicon, the Rubicon Shareholders, Paragon, CopperCo, Africo and the Africo Shareholders proposed under the provisions of sections 288 to 299 of the BCBCA, on the terms and conditions set out in this Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

(i) "**Arrangement Agreement**" means the arrangement agreement made as of the 6th day of July 2006 between Rubicon, Paragon, CopperCo and Africo to which this

Plan of Arrangement is attached as Appendix I, as the same may be supplemented or amended from time to time;

(j) "**Assignment and Assumption Agreement**" means the assignment and assumption agreement among Rubicon and Paragon which more particularly describes the Paragon Transferred Assets which are to be transferred from Rubicon to Paragon;

(k) "**BCBCA**" means the *Business Corporations Act* (British Columbia);

(l) "**Business Day**" means any day, which is not a Saturday or a Sunday, or a statutory holiday in British Columbia;

(m) "**Bridge Loan**" means the bridge loan to be made by certain current Africo Shareholders and other investors to Africo in the principal amount of up to $5 million by way of issuance of convertible promissory notes, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into common shares or such other securities of Africo or CopperCo as are offered pursuant to the Qualifying Financing at a price equal to 85% of the price at which common shares or other securities are offered in a Qualifying Financing;

(n) "**CBCA**" means the *Canada Business Corporation Act*;

(o) "**Circular**" means the definitive form, together with any amendments thereto, of the management proxy circular of Rubicon to be prepared and sent to the Rubicon Shareholders in connection with the Rubicon Meeting;

(p) "**Compensation Options**" means the compensation options issued by Rubicon on August 16, 2005, with each option entitling the holder to purchase a unit consisting of one Rubicon Common Share and one-half of a warrant to purchase an additional Rubicon Common Share;

(q) "**CopperCo**" means CopperCo Resource Corp., a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(r) "**CopperCo Commitment**" means the covenant of CopperCo described in section 3.2 to issue CopperCo Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(s) "**CopperCo Common Shares**" means the common shares in the capital of CopperCo which CopperCo is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 2 Special Shares in exchange for such Rubicon Series 2 Special Shares, (ii) to holders of CopperCo/Africo Special Warrants on the deemed

exercise of the CopperCo/Africo Special Warrants, and (iii) to the Africo Shareholders other than Rubicon in exchange for the Remaining Africo Shares;

(t) **"CopperCo Net Fair Market Value"** means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the CopperCo Transferred Assets;

(u) **"CopperCo Note"** means the demand, non-interest bearing promissory note to be issued by CopperCo to Rubicon having a principal amount and aggregate fair market value equal to the CopperCo Net Fair Market Value;

(v) **"CopperCo Options"** means the rights (whether or not vested) to purchase CopperCo Common Shares which will be issued pursuant to the Plan of Arrangement;

(w) **"CopperCo Preferred Shares"** means the special preferred shares of CopperCo which are to be issued under the Arrangement to Rubicon in exchange for the CopperCo Transferred Assets, which will have a value equal to the CopperCo Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(x) **"CopperCo/Africo Special Warrants"** means special warrants which may be sold by CopperCo or Africo pursuant to the CopperCo/Africo Financing, with each CopperCo/Africo Special Warrant entitling the holder to receive, upon deemed exercise and for no additional consideration, one CopperCo Common Share;

(y) **"CopperCo Transferred Assets"** means the Rubicon Africo Shares, which are to be transferred by Rubicon to CopperCo pursuant to the Plan of Arrangement;

(z) **"Court"** means the Supreme Court of the Province of British Columbia;

(aa) **"Dissenting Africo Shares"** means Africo Shares held by an Africo Dissenting Shareholder, as described in Article 6;

(bb) **"Dissenting Rubicon Shares"** means Rubicon Common Shares held by a Rubicon Dissenting Shareholder, as described in Article 5;

(cc) **"Dissenting Shares"** means, collectively, Dissenting Rubicon Shares and Dissenting Africo Shares;

(dd) **"Effective Date"** means the date on which the Arrangement becomes effective in accordance with the provisions of the Arrangement Agreement and the provisions of the BCBCA;

(ee) **"Effective Time"** means 12:01 am, Vancouver time, on the Effective Date;

(ff) **"Exchange Number"** means the number or fraction, as the case may be, of a New Rubicon, Paragon or CopperCo Common Share to be received by a Rubicon Shareholder in exchange for every Rubicon Common Share pursuant to the General Exchange Ratio;

(gg) **"Exercise Price"** means the varying exercise prices of the outstanding Rubicon Options;

(hh) **"Final Order"** means the final order of the Court approving the Arrangement pursuant to the BCBCA;

(ii) **"General Exchange Ratio"** means, for each Rubicon Common Share,

- one whole New Rubicon Common Share,
- one-sixth of a Paragon Common Share; and
- a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio;

(jj) **"holder"** means, when not qualified by the adjective "registered", the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities register of Rubicon, Paragon, CopperCo or Africo, as the case may be;

(kk) **"ITA"** means the *Income Tax Act* (Canada), as amended;

(ll) **"Meetings"** means, collectively, the Africo Meeting and the Rubicon Meeting;

(mm) **"Net Fair Market Value"** means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of certain assets;

(nn) **"New Rubicon Common Shares"** means common shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares;

(oo) **"New Rubicon Options"** means the rights (whether or not vested) to purchase New Rubicon Common Shares which will be issued pursuant to the Plan of Arrangement;

(pp) **"Original Exercise Price"** means the original exercise price per share of a Rubicon Option;

(qq) **"Paragon"** means Paragon Minerals Corporation, a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(rr) "**Paragon Commitment**" means the covenant of Paragon described in section 3.2 to issue Paragon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(ss) "**Paragon Common Shares**" means the common shares in the capital of Paragon which Paragon is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 1 Special Shares in exchange for such Rubicon Series 1 Special Shares, and (ii) to holders of Paragon Special Warrants and to holders of Paragon Flow-Through Special Warrants on the deemed exercise of such special warrants;

(tt) "**Paragon Contracts**" means all agreements to which Rubicon currently is a party, which pertain to the mineral properties in the Provinces of Newfoundland and Labrador and the Territory of Nunavut and which will be assigned from Rubicon to Paragon pursuant to the Plan of Arrangement, such agreements being more particularly described in the Assignment and Assumption Agreement;

(uu) "**Paragon Flow-Through Special Warrants**" means flow-through special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Flow-Through Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share;

(vv) "**Paragon Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the Paragon Transferred Assets;

(ww) "**Paragon Note**" means the demand, non-interest bearing promissory note to be issued by Paragon to Rubicon having a principal amount and aggregate fair market value equal to the Paragon Net Fair Market Value;

(xx) "**Paragon Options**" means the rights (whether or not vested) to purchase Paragon Common Shares which will be issued pursuant to the Plan of Arrangement;

(yy) "**Paragon Preferred Shares**" means the preferred shares of Paragon which are to be issued under the Arrangement to Rubicon in exchange for the Paragon Transferred Assets, which will have a value equal to the Paragon Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(zz) "**Paragon Special Warrants**" means special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one Paragon Common Share and one Paragon Warrant;

(aaa) "**Paragon Transferred Assets**" means the Paragon Contracts and certain other related assets more particularly described in the Assignment and Assumption Agreement, all of which will be transferred by Rubicon to Paragon pursuant to the Plan of Arrangement;

(bbb) "**Paragon Warrants**" means common share purchase warrants of Paragon, each entitling the holder to purchase one Paragon Common Share at a price of $1.00 per share for a term of two years from the date of issuance;

(ccc) "**Plan of Arrangement**" means this plan of arrangement, as it may be amended from time to time in accordance with section 7.1 of the Arrangement Agreement;

(ddd) "**PUC**" means paid-up capital as defined in subsection 89 (1) of the ITA;

(eee) "**Qualifying Financing**" means the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of issuance of the promissory notes under the Bridge Loan, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000;

(fff) "**Registrar**" means the Registrar of Companies appointed under the BCBCA;

(ggg) "**Remaining Africo Shares**" means the Africo shares held by Africo Shareholders other than Rubicon immediately prior to the Effective Date;

(hhh) "**Rubicon**" means Rubicon Minerals Corporation, a company incorporated under the BCBCA;

(iii) "**Rubicon Africo Shares**" means the Africo Shares held by Rubicon immediately prior to the Effective Date;

(jjj) "**Rubicon Commitment**" means the covenant of Rubicon described in section 3.2 to issue Rubicon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(kkk) "**Rubicon Common Shares**" means the common shares without par value in the capital of Rubicon as currently constituted;

(lll) "**Rubicon-CopperCo Exchange Ratio**" means the fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on the Share Distribution Record Date;

(mmm) "**Rubicon CopperCo Note**" means the demand, non-interest bearing promissory note to be issued by Rubicon to CopperCo having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 2 Special Shares;

(nnn) "**Rubicon Meeting**" means the annual and special meeting of the Rubicon Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(ooo) "**Rubicon Options**" means the outstanding stock options of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof;

(ppp) "**Rubicon Paragon Note**" means the demand, non-interest bearing promissory note to be issued by Rubicon to Paragon having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 1 Special Shares;

(qqq) "**Rubicon Series 1 Special Shares**" means the Series 1 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(rrr) "**Rubicon Series 2 Special Shares**" means the Series 2 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(sss) "**Rubicon Shareholder**" means a holder of Rubicon Common Shares;

(ttt) "**Rubicon Stock Option Plan**" means the existing stock option plan of Rubicon;

(uuu) "**Rubicon Warrants**" means the outstanding common share purchase warrants of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof, and includes the Compensation Options and the warrants which are issuable on exercise of the Compensation Options;

(vvv) "**Share Distribution Record Date**" means the close of business on a day to be fixed by the TSX for the purpose of determining the Rubicon Shareholders entitled to receive New Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares under the Arrangement;

(www) "**Trading Price**" means the weighted average price of the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, on the TSX or the TSX-V, as the case may be, for the First 5 trading days on which such shares trade on such stock exchange after the Effective Date;

(xxx) "**Transfer Agent**" means Computershare Investor Services Inc;

(yyy) "**TSX**" means the Toronto Stock Exchange; and

(zzz) **"TSX-V"** means the TSX Venture Exchange.

1.2 Interpretation Not Affected By Headings

The division of this Plan of Arrangement into articles, sections, and other portions, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections and other portions are to articles, sections and other portions to this Plan of Arrangement.

1.3 Number and Gender

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4 Statutes

A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.

1.5 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

1.6 Undefined Terms

Any undefined capitalized terms in this Plan of Arrangement shall have the meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 - ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 - THE ARRANGEMENT

3.1 The Arrangement

On the Effective Date, save and except for Dissenting Shares, the following shall occur and be deemed to occur in the following chronological order, unless otherwise noted, without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a) Rubicon's authorized share structure shall be amended by:

(i) altering the name of the unlimited number of common shares without par value to be an unlimited number of Class A Common shares without par value;

(ii) creating the following three new classes of shares:

A. an unlimited number of common shares without par value;

B. an unlimited number of series 1 special shares with a par value equal to the net book value of the Paragon Transferred Assets; and

C. an unlimited number of series 2 special shares with a par value equal to the net book value of the Rubicon Africo Shares.

The shares of Rubicon described above shall have the rights and restrictions set out in Rubicon's Articles. Rubicon's Articles shall be amended by adding, as Article 26 of the Articles, the rights and restrictions set out in Schedule A hereto;

(b) Rubicon's central securities register for the Rubicon Common Shares shall be redesignated as the central securities register for the Class A Common shares;

(c) Paragon's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in Paragon's Articles. Paragon's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(d) CopperCo's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in CopperCo's Articles. CopperCo's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(e) Each Rubicon Common Share (renamed as Class A Common Shares) issued and outstanding on the Effective Date (other than Dissenting Shares) will be exchanged for one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share. The PUC of the New Rubicon

Common Shares, the Rubicon Series 1 Special Shares and the Series 2 Special Shares will be determined as follows:

(i) the amount of the PUC of the Rubicon Series 1 Special Shares will be equal to their par value;

(ii) the amount of the PUC of the Rubicon Series 2 Special Shares will be equal to their par value; and

(iii) the amount of the PUC of the New Rubicon Common Shares will be equal to the PUC of the Rubicon Common Shares (renamed as Class A Common Shares) minus the aggregate of the PUC of the Rubicon Series 1 and 2 Special Shares;

Each Rubicon Shareholder shall cease to be the holder of the Rubicon Common Shares (renamed as Class A Common Shares) so exchanged and shall become the holder of the number of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares issued to such Rubicon Shareholder. The name of such Rubicon Shareholder shall be removed from the central securities register for Rubicon Common Shares in respect of the Rubicon Common Shares so exchanged and shall be added to the central securities register of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares respectively, so issued to such Rubicon Shareholder;

(f) Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price of each of the new options received as a result of such exchange will be determined as set out in section 3.3 below;

(g) The Rubicon Common Shares (renamed as Class A Common Shares) exchanged for New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry shall be made in Rubicon's central securities register;

(h) Each holder of Rubicon Series 1 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to Paragon;

(i) Each holder of Rubicon Series 2 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(j) As consideration for the Rubicon Series 1 Special Shares transferred to it, Paragon will issue to the holders of such Rubicon Series 1 Special Shares, Paragon Common Shares on the basis of one Paragon Common Share for every six whole Rubicon Series 1 Special Shares held by a respective holder. The stated capital account maintained in respect of Paragon Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 1

Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 1 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 1 Special Shares so sold and transferred and shall become the holder of the number of Paragon Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 1 Special Shares in respect of the Rubicon Series 1 Special Shares so sold and transferred and shall be added to the central securities register of Paragon as the holder of the number of Paragon Common Shares so issued to such holder, and Paragon shall be and shall be deemed to be the transferee of the Rubicon Series 1 Special Shares so transferred and the name of Paragon shall be entered in the central securities register of Rubicon Series 1 Special Shares so sold and transferred to Paragon;

(k) As consideration for the Rubicon Series 2 Special Shares transferred to it, CopperCo will issue to the holders of such Rubicon Series 2 Special Shares, that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Series 2 Special Shares held by a respective holder by the Rubicon-CopperCo Exchange Ratio. The stated capital account maintained in respect of CopperCo Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 2 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 2 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 2 Special Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 2 Special Shares in respect of the Rubicon Series 2 Special Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Rubicon Series 2 Special Shares so transferred and the name of CopperCo shall be entered in the central securities register of Rubicon Series 2 Special Shares so sold and transferred to CopperCo;

(l) Rubicon will sell and transfer the Paragon Transferred Assets to Paragon in consideration for the issuance by Paragon of 1,000 Paragon Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the Paragon Transferred Assets to Paragon;

(m) Rubicon will sell and transfer the CopperCo Transferred Assets to CopperCo in consideration for the issuance by CopperCo of 1,000 CopperCo Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the CopperCo Transferred Assets to CopperCo;

(n) Rubicon will purchase for cancellation the Rubicon Series 1 Special Shares held by Paragon in consideration of the issuance by Rubicon of the Rubicon Paragon Note. The repurchased Rubicon Series 1 Special Shares shall be cancelled and

the appropriate entry made on the central securities register for the Series 1 Special Shares;

(o) Rubicon will purchase for cancellation the Rubicon Series 2 Special Shares held by CopperCo in consideration of the issuance by Rubicon of the Rubicon CopperCo Note. The repurchased Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 2 Special Shares;

(p) The authorized share structure of Rubicon shall be amended by eliminating the unlimited number of Class A Common Shares without par value, the unlimited number of Series 1 Special Shares and the unlimited number of Series 2 Special Shares, none of which are issued. Rubicon's Articles shall be amended by deleting Article 26 of the Articles (for greater certainty, notwithstanding such deletion of Article 26, the New Rubicon Common Shares shall continue to exist immediately upon completion of the Arrangement, as evidenced by Rubicon's Notice of Articles in effect at such time);

(q) Paragon will purchase for cancellation the 1,000 Paragon Preferred Shares held by Rubicon in consideration for the issuance by Paragon to Rubicon of the Paragon Note having a principal amount and fair market value equal to the aggregate fair market value of the 1,000 Paragon Preferred Shares purchased for cancellation. The repurchased Paragon Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the Paragon Preferred Shares;

(r) The authorized share structure of Paragon shall be amended by eliminating the Paragon Preferred Shares, none of which are issued. Paragon's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the Paragon Preferred Shares;

(s) CopperCo will purchase for cancellation the 1,000 CopperCo Preferred Shares held by Rubicon in consideration for the issuance by CopperCo to Rubicon of the CopperCo Note having a principal amount and fair market value equal to the aggregate fair market value of the 1,000 CopperCo Preferred Shares purchased for cancellation. The repurchased CopperCo Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the CopperCo Preferred Shares;

(t) The authorized share structure of CopperCo shall be amended by eliminating the CopperCo Preferred Shares; none of which are issued. CopperCo's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the CopperCo Preferred Shares;

(u) Rubicon will pay the principal amount of the Rubicon Paragon Note by transferring to Paragon the Paragon Note which will be accepted by Paragon as full payment, satisfaction and discharge of Rubicon's obligation under the

Rubicon Paragon Note and simultaneously Paragon will pay the principal amount of the Paragon Note by transferring to Rubicon the Rubicon Paragon Note which will be accepted by Rubicon as full payment, satisfaction and discharge of Paragon's obligation under the Paragon Note. The Rubicon Paragon Note and the Paragon Note will both thereupon be cancelled;

(v) Rubicon will pay the principal amount of the Rubicon CopperCo Note by transferring to CopperCo the CopperCo Note which will be accepted by CopperCo as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon CopperCo Note and simultaneously CopperCo will pay the principal amount of the CopperCo Note by transferring to Rubicon the Rubicon CopperCo Note which will be accepted by Rubicon as full payment, satisfaction and discharge of CopperCo's obligation under the CopperCo Note. The Rubicon CopperCo Note and the CopperCo Note will both thereupon be cancelled;

(w) the Paragon Flow-Through Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into flow-through Paragon Common Shares on the basis of one flow-though Paragon Common Share for each Paragon Flow-Through Special Warrant exercised, and the names of the holders of the Paragon Flow-Through Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(x) the Paragon Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into Paragon Common Shares and Paragon Warrants, on the basis of one Paragon Common Share and one Paragon Warrant for each Paragon Special Warrant exercised, and the names of the holders of the Paragon Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(y) The CopperCo/Africo Special Warrants issued pursuant to the CopperCo/Africo Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into CopperCo Common Shares, on the basis of one CopperCo Common Share for each CopperCo/Africo Special Warrant exercised, and the names of the holders of the CopperCo/Africo Special Warrants shall be added to the central securities register of CopperCo as the holders of the number of CopperCo Common Shares issued to such holders;

(z) Each holder of the Remaining Africo Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(aa) As consideration for the Remaining Africo Shares transferred to it, CopperCo will issue to the holders of such Remaining Africo Shares, CopperCo Common Shares on the basis of one CopperCo Common Share for every whole Remaining Africo

Shares held by a respective holder. The stated capital account maintained in respect of CopperCo Common Shares shall be increased to the maximum amount permitted under the ITA. In connection with such sale and transfer, each holder of Remaining Africo Shares so sold and transferred shall cease to be the holder of the Remaining Africo Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Africo Shares in respect of the Remaining Africo Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Remaining Africo Shares so transferred and the name of CopperCo shall be entered in the central securities register of Africo Shares so sold and transferred to CopperCo;

(bb) Each outstanding whole Africo Option will be exchanged for one whole CopperCo Option. The exercise price of each of the new CopperCo Options received on such exchange will be identical to the exercise price for the Africo Option which was exchanged for such CopperCo Option;

(cc) The name of Africo will be changed to Africo Resources (B.C.) Ltd.; and

(dd) The name of CopperCo will be changed to Africo Resources Ltd.

3.2 Treatment of Rubicon Warrants

After the Effective Date, each whole Rubicon Warrant outstanding on the Effective Date (as well as each whole Rubicon Warrant which is issuable on exercise of the Compensation Options) will entitle the holder thereof to receive, upon exercise on or after the Effective Date, from Rubicon pursuant to the Rubicon Commitment one New Rubicon Common Share, from Paragon pursuant to the Paragon Commitment one-sixth (1/6) of a Paragon Common Share and from CopperCo pursuant to the CopperCo Commitment a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Rubicon Warrant, subject to the terms and conditions contained in such certificate. Holders of Rubicon Warrants will not be permitted to exercise Rubicon Warrants to purchase New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares separately from each other.

Rubicon, acting as agent for Paragon and CopperCo, will distribute the net proceeds from the exercise of any Rubicon Warrants after the Effective Date such that Rubicon will receive 51.2% of the net proceeds per New Rubicon Common Share issued, Paragon will receive 5.8% of the net proceeds per Paragon Common Share issued and CopperCo will receive, on behalf of Rubicon, 43% of the net proceeds per CopperCo Common Share issued (following which CopperCo will remit any such amount received to Rubicon). For the purposes of this section 3.2, Rubicon will not acquire any beneficial ownership in the Paragon Common Shares or the CopperCo Common Shares issued upon the exercise of the Rubicon Warrants.

From the Effective Time, certificates representing Rubicon Warrants which were outstanding on the Effective Date will represent rights to purchase the same number of New Rubicon Common Shares as represented by the certificate, a number of Paragon Common Shares which is one - sixth of the number represented by the certificate and a number of CopperCo Common Shares which is equal to the number represented by the certificate multiplied by the Rubicon-CopperCo Exchange Ratio. Rubicon, Paragon and CopperCo will not issue new warrant certificates representing such rights.

3.3 Treatment of Rubicon Options

The exercise price (the "**Adjusted Exercise Price**") of each of the New Rubicon Options, the Paragon Options and the CopperCo Options issued under the exchange at step 3.1(f) above will be determined in accordance with the following formula and rounded up to the nearest whole cent:

$$\text{Adjusted Exercise Price} = \text{Trading Price} \times \frac{\text{Original Exercise Price}}{\text{Aggregate Exchange Trading Price}}$$

With respect to any such CopperCo Options, the funds representing the exercise price shall be delivered to CopperCo, which in turn shall remit such funds to Rubicon. It shall be a condition of issuance of any such Paragon Options and CopperCo Options that, to the extent that the holder is not an employee, consultant, director or senior officer of Paragon or CopperCo, as the case may be, such options shall expire on termination of the holder's position as an employee, consultant, director or senior officer of Rubicon, according to the terms of the grant of such holder's Rubicon Options which existed prior to the Effective Date.

3.4 Unexercised Warrants and Options

Any Rubicon Warrants referred to in section 3.2 and any New Rubicon Options, Paragon Options or CopperCo Options referred to in section 3.3 which expire according to their terms without being exercised by the holders shall be exercisable by Rubicon, at Rubicon's election, for a period of 30 days following the relevant expiry date. If Rubicon exercises any such Rubicon Warrants, New Rubicon Options, Paragon Options or CopperCo Options during such 30-day period, the consideration paid by Rubicon on exercise shall be delivered, received and remitted, as the case may be, as set out in sections 3.2 and 3.3, *mutatis mutandis*.

3.5 Fees , Etc.

Rubicon agrees to pay any reasonable fee (including the fees of CopperCo's Registrar and Transfer Agent) in connection with the issuance of CopperCo Common Shares pursuant to the exercise of the Rubicon Warrants or Rubicon Options, as the case may be, pursuant to sections 3.2 and 3.3 above.

3.6 Deemed Fully Paid and Non-Assessable Shares

All New Rubicon Common Shares, Rubicon Class A Shares, Rubicon Series 1 Special Shares, Rubicon Series 2 Special Shares, Paragon Common Shares and CopperCo Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA or the CBCA, as the case may be.

3.7 Arrangement Effectiveness

On the Effective Date, the Arrangement shall become finally and conclusively binding on the Shareholders and each of Rubicon, Paragon and CopperCo.

3.8 Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of Rubicon, Paragon and CopperCo shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any promissory notes and receipts therefore and any necessary additions to or deletions from share registers.

3.9 Share Distribution Record Date

In subsections 3.1(e), (j) and (k) above, the references to Rubicon Shareholders (including references to holders of Rubicon Series 1 and Series 2 Special Shares) shall mean the Rubicon Shareholders on the Share Distribution Record Date, subject to the provisions of Article 5.

3.10 Deemed Time for Redemption

In addition to the chronological order in which the transactions and events set out in section 3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Rubicon Series 1 and 2 Special Shares set out in subsections 3.1(a), (n) and (o) shall occur and shall be deemed to occur immediately after the listing of the Rubicon Series 1 and 2 Special Shares on the TSX or the TSX-V, as the case may be, on the Effective Date.

3.11 Section 85 Elections

The parties shall make, and do all such further acts and things to assist in making, elections under section 85 of the ITA in connection with the transfers of the Paragon Transferred Assets and the CopperCo Transferred Assets described in subsections 3.1(l) and (m) respectively. In addition, CopperCo will offer to holders of the Remaining Africo Shares the option of making elections under section 85 of the ITA in connection with the transfer of the Remaining Africo Shares to CopperCo in return for CopperCo Common Shares as described in sections 3.1(z) and (aa). On acceptance of CopperCo's offer by a particular Remaining Africo Shareholder,

CopperCo will do all such further acts and things to make, and assist in making, the election under section 85 of the ITA.

3.12 Assignment and Assumption of Promissory Notes under Bridge Loan

To the extent that any promissory notes issued by Africo under the Bridge Loan have not been converted prior to the Effective Date and remain outstanding after the Effective Date, such promissory notes shall be deemed to be assigned by Africo to CopperCo under the Arrangement and CopperCo shall accordingly assume any share issuance obligations under such promissory notes.

ARTICLE 4 - CERTIFICATES AND DOCUMENTATION

4.1 Rubicon Common Share Certificates

From and after the Effective Time, share certificates representing Rubicon Common Shares shall for all purposes be deemed to be share certificates representing New Rubicon Common Shares, and no new share certificates shall be issued with respect to the New Rubicon Common Shares issued in connection with the Arrangement.

4.2 Rubicon Special Share Certificates

Recognizing that all of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares issued to the Shareholders will immediately be transferred to Paragon and CopperCo in exchange for Paragon and CopperCo Common Shares, Rubicon will not issue certificates representing the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares.

4.3 Paragon and CopperCo Preferred Share Certificates

Recognizing that all of the Paragon and CopperCo Preferred Shares issued to Rubicon will immediately be repurchased for cancellation, each of Paragon and CopperCo will not issue certificates representing their respective Paragon and CopperCo Preferred Shares.

4.4 Paragon and CopperCo Common Share Certificates

As soon as practicable after the Effective Time, Paragon and CopperCo shall cause to be issued to the registered holders of Paragon and CopperCo Common Shares at the close of business on the Share Distribution Record Date, share certificates representing in the aggregate number of the Paragon and CopperCo Common Shares to which such holders are entitled as at the Share Distribution Record Date and shall cause such certificates to be delivered or mailed to such holder in accordance with the terms hereof.

4.5 Fractional Shares, Warrants and Options

No fractional Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares will be issued and the number of Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares to which each Shareholder will be entitled shall be rounded down to the next whole number. No fractional shares warrants or options, including shares issuable or transferable upon the exercise

of any Rubicon Warrants or Options after the Effective Date, will be issued, and no cash will be paid in lieu thereof, by Rubicon, Paragon or CopperCo. Any fractions resulting (including, but not limited to, fractions resulting after the application of the Rubicon-CopperCo Exchange Ratio) will be rounded down to the nearest whole number. No subscription for a fraction of a Paragon or CopperCo Common Share will be accepted with respect to the exercise of Rubicon Warrants and Rubicon Options as set out in paragraph 3.2 and 3.3, respectively above.

4.6 Interim Period

From the Share Distribution Record Date to the Effective Date, share certificates representing Rubicon Common Shares issued and outstanding on the Share Distribution Record Date and not subject to Article 5 hereof, shall also be deemed for all purposes to represent New Rubicon Shares, Paragon Common Shares and CopperCo Common Shares issued in connection with the Arrangement.

ARTICLE 5 - RIGHTS OF DISSENT AND APPRAISAL FOR RUBICON SHAREHOLDERS

5.1 Rubicon Dissent Right

Notwithstanding section 3.1 hereof, Rubicon Shareholders may exercise rights of dissent (the "Rubicon Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 5.

5.2 Rubicon Notice of Dissent

A Shareholder who wishes to exercise a Rubicon Dissent Right must give written notice of dissent ("Notice of Dissent") to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, not later than 2:00 p.m. (local time) on August 3, 2006. A Rubicon Shareholder who has given a Notice of Dissent in accordance with this section 5.2 is herein referred to as a "Rubicon Dissenting Shareholder". A Rubicon Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Rubicon Shareholder, if the Rubicon Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Rubicon Shareholder's name and on whose behalf the Rubicon Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Rubicon Common Shares in respect of which the Rubicon Shareholder is exercising the Rubicon Dissent Right (the "Notice Shares"), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Rubicon Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered owner and beneficial owner and the Rubicon

Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered and beneficial owner but the Rubicon Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Rubicon Dissenting Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Rubicon Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Rubicon Dissenting Shareholder's name.

5.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive a Rubicon Shareholder of his or her right to vote at the Rubicon Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

5.4 When Rubicon Dissent Right Not Available

A Rubicon Shareholder is not entitled to exercise a Rubicon Dissent Right with respect to any Rubicon Common Shares if a Rubicon Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, a Rubicon Shareholder may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Rubicon Dissent Right in respect of the Rubicon Common Shares of which he or she is the registered holder.

5.5 Notice to Proceed

If Rubicon intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Rubicon Dissenting Shareholder promptly after the later of:

(a) the date on which Rubicon forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Rubicon has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Rubicon Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the authority of the Special Resolution and advise the Rubicon Dissenting Shareholder of the manner in which dissent is to be completed under section 5.7 hereof.

5.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 5.5 hereof, the Rubicon Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.

5.7 Demand for Payment of Fair Value

A Rubicon Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:

(a) a written statement that the Rubicon Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Rubicon Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.

5.8 Payment for Notice Shares

Rubicon and the Rubicon Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their share as Rubicon is insolvent or if the payment would render Rubicon insolvent.

5.9 Application to Court to Fix Payout Value

If Rubicon and the Rubicon Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Rubicon Dissenting Shareholder or Rubicon may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Rubicon Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Rubicon Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Rubicon Dissenting Shareholders for their shares the Rubicon Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Rubicon Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

5.10 Deemed Notice

Any notice required to be given by Rubicon or a Rubicon Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

5.11 Consequences of Exercising Rubicon Dissent Rights

A Rubicon Shareholder who:

(a) properly exercises the Rubicon Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by a Rubicon Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 5;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Rubicon in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Rubicon Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Rubicon Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder. Rubicon may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 5 in order to give effect to a shareholder's Rubicon Dissent Rights.

5.12 Abandonment of Dissent

A Rubicon Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon. A Rubicon Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Rubicon Dissenting Shareholder of the full amount of money to which the Rubicon Dissenting shareholder is entitled under this Article 5, abandon such Rubicon Dissenting Shareholder's dissent to the Arrangement by giving written notice to Rubicon withdrawing the Notice of Dissent by depositing such notice with Rubicon or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive such number of New Rubicon, Paragon and CopperCo Common Shares to which he or she is entitled.

5.13 Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent Procedures as set out in subsection 5.11(a), then Rubicon shall retain the portion of the New

Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the "Non-Distributed New Rubicon, Paragon and CopperCo Shares"), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6 - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1 Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the "Africo Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2 Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent ("Notice of Dissent") to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006. An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an "Africo Dissenting Shareholder". An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the "Notice Shares"), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered owner and beneficial owner and the Africo Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered and beneficial owner but the Africo Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Africo Dissenting Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Dissenting Africo Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Africo Shareholder's name.

6.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive an Africo Shareholder of his or her right to vote at the Africo Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

6.4 When Africo Dissent Right Not Available

An Africo Shareholder is not entitled to exercise an Africo Dissent Right with respect to any Africo Common Shares if an Africo Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, an Africo Shareholder may vote as a proxy for an Africo Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Africo Dissent Right in respect of the Africo Common Shares of which he or she is the registered holder.

6.5 Notice to Proceed

If Africo intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Africo Dissenting Shareholder promptly after the later of:

(a) the date on which Africo forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Africo has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Africo Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Africo intends to act or has acted on the authority of the Special Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under section 6.7 hereof.

6.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 6.5 hereof, the Africo Dissenting Shareholder is entitled to require Africo to purchase all of the Africo Common Shares in respect of which the Notice of Dissent was given.

6.7 Demand for Payment of Fair Value

An Africo Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Africo Common Shares to Africo and must send to Africo within one month after the date of the Notice to Proceed:

(a) a written statement that the Africo Dissenting Shareholder requires Africo to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Africo Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Africo and if so, setting out:

  (i) the names of the registered owners of those other shares,

  (ii) the number of those other shares that are held by each of those registered owners, and

  (iii) that dissent is being exercised in respect of all of those other shares, whereupon Africo is bound to purchase them in accordance with the Notice of Dissent.

6.8 Payment for Notice Shares

Africo and the Africo Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Africo must either promptly pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Africo is unable lawfully to pay Africo Dissenting Shareholders for their share as Africo is insolvent or if the payment would render Africo insolvent.

6.9 Application to Court to Fix Payout Value

If Africo and the Africo Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Africo Dissenting Shareholder or Africo may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Africo Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Rubicon is unable lawfully to pay Africo Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Africo Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Africo Dissenting Shareholders for their shares the Africo Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

6.10 Deemed Notice

Any notice required to be given by Rubicon or an Africo Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

6.11 Consequences of Exercising Africo Dissent Rights

An Africo Shareholder who:

(a) properly exercises the Africo Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by an Africo Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 6;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Africo in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Africo Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by an Africo Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the CopperCo Common Shares based upon the number of Africo Common Shares of which such Dissenting Shareholder is the registered holder. Africo may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 6 in order to give effect to a shareholder's Africo Dissent Rights.

6.12 Abandonment of Dissent

An Africo Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Africo. An Africo Dissenting Shareholder may, with the written consent of Africo, at any time prior to the payment to the Africo Dissenting Shareholder of the full amount of money to which the Dissenting shareholder is entitled under this Article 6, abandon such Africo Dissenting Shareholder's dissent to the Arrangement by giving written notice to Africo withdrawing the Notice of Dissent by depositing such notice with Africo or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting shareholder and will receive such number of CopperCo Common Shares to which he or she is entitled.

6.13 Reservation of CopperCo Common Shares

If an Africo Shareholder exercises the Dissent Right, Africo shall on the Effective Date set aside and not distribute that portion of the CopperCo Common Shares which is attributable to the Africo Common Shares for which Dissent Rights have been exercised. If an Africo Shareholder exercises the Dissent Right, but, as set out in subsection 6.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Africo shall distribute to such Africo Shareholder his or her pro rata portion of the CopperCo Common Shares. If an Africo Shareholder duly complies with the Dissent Procedures as set out in subsection 6.11(a), then Africo shall retain the portion of the CopperCo Common Shares attributable to such Africo Shareholder (the "Non-Distributed CopperCo Shares"), and the Non-Distributed CopperCo Shares will be dealt with as determined by the Board of Directors of Africo in its discretion.

SCHEDULE A
TO PLAN OF ARRANGEMENT BEING APPENDIX I
TO THE ARRANGEMENT AGREEMENT

MADE AS OF THE 6th DAY OF JULY, 2006,
AMONG
RUBICON MINERALS CORPORATION,
PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP.
AND AFRICO RESOURCES LTD.
(Paragraph 3.1 (a) Plan of Arrangement)

ARTICLE 26 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE NEW RUBICON COMMON SHARES, RUBICON CLASS A COMMON SHARES, SERIES 1 SPECIAL SHARES AND SERIES 2 SPECIAL SHARES

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE COMMON SHARES

The common shares (the "Common Shares") shall have attached thereto the following special rights and restrictions:

26.1.1 Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.1.2 Dividends

Subject to the prior rights of the holders of any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys property applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

26.1.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the

purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE CLASS A COMMON SHARES

The class A common shares (the "Class A Shares") shall have attached thereto the following special rights and restrictions:

26.2.1 Voting

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Class A Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.2.2 Dividends

Subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the payment of dividends, the holders of Class A Shares shall before dividends are paid on the Common Shares be entitled to receive dividends in the aggregate amount of one hundred dollars ($100.00) and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies property applicable to the payment of dividends, and after such dividends have been paid, the holders of the Class A Shares shall be entitled to receive dividends in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Class A Shares shall be declared and paid in equal amounts per share on all Class A Shares at the time outstanding.

26.2.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE SERIES 1 SPECIAL SHARES

The series 1 special shares (the "Series 1 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to Paragon Minerals Corporation shall have attached thereto the following special rights and restrictions:

26.3.1 Voting

The holders of Series 1 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 1 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.3.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 1 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 2 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 1 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 1 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 1 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.3.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 1 Special Shares by payment in cash, promissory note or property of $♦ for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to Paragon Minerals Corporation under the Plan of Arrangement divided by the number of Series 1 Special Shares issued by the Company under the Plan of Arrangement **(Note: the dollar amount to be inserted in this**

Clause 26.3.3 will be determined and inserted in these share provisions immediately prior to making the required filing with the British Columbia Registrar of Companies to effect the Plan of Arrangement); plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 1 Special Shares under the provisions of sub-clause 26.3.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 1 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 1 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 1 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 1 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 1 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 1 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 1 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 1 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 1 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares

represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 1 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.3.4 Retraction

Any holder of Series 1 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 1 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 1 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 1 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 1 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 1 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 1 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Special Shares in respect thereof unless payment

of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 1 Special Shares shall remain unaffected.

26.3.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 1 Special Shares shall rank *pari passu* with the Series 2 Special Shares and Common Shares of the Company.

26.3.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 1 Special Share is $♦. **(Note: this amount will be the same as the amount in Clause 26.3.3 above.)**

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE SERIES 2 SPECIAL SHARES

The series 2 special shares (the "Series 2 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to CopperCo Resource Corp. shall have attached thereto the following special rights and restrictions:

26.4.1 Voting

The holders of Series 2 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 2 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.4.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 2 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 1 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 2 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 2 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 2 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.4.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 2 Special Shares by payment in cash, promissory note or property of $♦ for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to CopperCo Resource Corp. under the Plan of Arrangement divided by the number of Series 2 Special Shares issued by the Company under the Plan of Arrangement **(Note: the dollar amount to be inserted in this Clause 26.4.3 will be determined and inserted in these share provisions immediately prior to making the required filing with the British Columbia Registrar of Companies to effect the Plan of Arrangement)**; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 2 Special Shares under the provisions of sub-clause 26.4.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 2 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 2 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 2 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 2 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 2 Special

Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 2 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 2 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 2 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 2 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 2 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.4.4 Retraction

Any holder of Series 2 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 2 Special Shares registered in the name of such holder on the books

of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 2 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 2 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 2 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 2 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 2 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 2 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 2 Special Shares shall remain unaffected.

26.4.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 2 Special Shares shall rank *pari passu* with the Series 1 Special Shares and the Common Shares of the Company.

26.4.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 2 Special Share is $♦. **(Note: this amount will be the same as the amount in Clause 26.4.3 above.)**

SCHEDULE B TO PLAN OF ARRANGEMENT BEING APPENDIX I TO THE ARRANGEMENT AGREEMENT MADE AS OF THE 6TH DAY OF JULY, 2006, AMONG RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION, COPPERCO RESOURCE CORP. AND AFRICO RESOURCES LTD.

(Paragraphs 3.1 (c) and (d) of Plan of Arrangement)

PROVISIONS ATTACHING TO THE SPECIAL PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Special Preferred Shares are as follows:

1.1 Voting

The holders of the Special Preferred Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Special Preferred Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

1.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Special Preferred Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors and to receive on an equal basis share for share with the holders of the Common Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Special Preferred Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Special Preferred Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Special Preferred Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to *5%,* in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the

Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

1.3 Redemption

(a) The Company may, subject to the requirements of the *Canada Business Corporations Act*, upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Special Preferred Shares by payment in cash, promissory note or property of $• for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the property first received by the Company in consideration for issuing the Special Preferred Shares; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon, divided by the number of Special Preferred Shares first issued for such property.

(b) In the case of redemption of Special Preferred Shares under the provisions of sub-clause 3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Special Preferred Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Special Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Special Preferred Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Special Preferred Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Special Preferred Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Special Preferred Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Special Preferred Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed the

holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Special Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected, the Company shall have the right at any time after the mailing of notice of its intention to redeem any Special Preferred Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Special Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Special Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Special Preferred Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

1.4 Retraction

Any holder of Special Preferred Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Canada Business Corporations Act*, at any time or times all or any of the Special Preferred Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Special Preferred Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Special Preferred Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Special Preferred Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the special Preferred Shares which the registered holder desires to have the

Company redeem together with such notice, the Company shall on the Retraction Date redeem such Special Preferred Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate or certificates which are not redeemed. The said Special Preferred Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Special Preferred Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Special Preferred Shares shall remain unaffected.

1.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Special Preferred Shares shall rank ahead of and in priority to the Common Shares of the Company.

1.6 Amount Specified

For the purpose of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Special Preferred Share is $•. **(Note: this amount will be the same as the amount in Clause 1.3(a) above.)**

SCHEDULE "E"

(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

ARRANGEMENT RESOLUTION

Arrangement Under Sections 288-299 of the *Business Corporations Act* (British Columbia)

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the arrangement (the "Arrangement") under sections 288-299 of the *Business Corporations Act* (British Columbia) substantially as set forth in the Plan of Arrangement attached as Appendix I to Schedule "E" to the Management Information Circular dated July 7, 2006 of Rubicon Minerals Corporation dated effective July 6, 2006 (the "Circular") is hereby approved and authorized;

2. the Arrangement Agreement made as of the 6th day of July, 2006 among Rubicon Minerals Corporation, Paragon Minerals Corporation, CopperCo Resource Corp. and Africo Resources Ltd. attached as Schedule "E" to the Circular is hereby confirmed, ratified and approved;

3. the board of directors of Rubicon Minerals Corporation be and is hereby granted the authority to use its best judgment to proceed with and cause Rubicon Minerals Corporation to complete the Arrangement in the event of any variation of, or amendments to the Arrangement Agreement, without further approval by the shareholders of Rubicon Minerals Corporation, provided that any variation or amendments are accepted by the Toronto Stock Exchange and the American Stock Exchange in conjunction with the listing of the shares of Paragon Minerals Corporation on the TSX Venture Exchange and CopperCo Resource Corp. on the TSX (or in the alternative the Alternative Investment Market (AIM) of the London Stock Exchange);

4. notwithstanding that this special resolution has been passed by the shareholders of Rubicon Minerals Corporation or has received the approval of the Supreme Court of British Columbia, the board of directors of Rubicon Minerals Corporation may amend or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the filing of the certified copy of the court order approving the Arrangement with the Registrar of Companies for British Columbia without further approval of the shareholders of Rubicon Minerals Corporation; and

5. any one director or officer of Rubicon Minerals Corporation is hereby authorized, for and on behalf of Rubicon Minerals Corporation to execute and deliver all documents and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

SCHEDULE "F"

(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

PARAGON STOCK OPTION PLAN RESOLUTION

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the "fixed numbered" Stock Option Plan (the "**Plan**") of Paragon Minerals Corporation (the "**Company**") adopted by the Board of Directors of the Company on July 5, 2006 be and is hereby approved, ratified and confirmed;

2. the Company be and is hereby authorized to grant stock options up to a maximum of common shares of the Company which is equal to 20% of the issued and outstanding Capital of the Company on the date of the initial listing of the Common Shares of the Company on a stock exchange, which is to include all common shares of the Company then reserved for issue for stock options granted by the Company prior to such initial listing date;

3. the granting of stock options to insiders of the Company under the Plan be and is hereby approved;

4. the Board of Directors of the Company is hereby authorized to make such amendments to the Plan as it may, in its sole discretion, determine are necessary, desirable or useful, as may be required by the stock exchange on which the shares of the Company are listed or as relate to matters of a housekeeping nature from time to time without the further approval of or further authority from the shareholders of the Company; and

5. any director or senior officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or senior officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions".

SCHEDULE "G"

(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

COPPERCO STOCK OPTION PLAN RESOLUTION

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the "fixed number" Stock Option Plan (the "**Plan**") of CopperCo Resource Corp. (the "**Company**") adopted by the Board of Directors of the Company on July 5, 2006 be and is hereby approved, ratified and confirmed;

2. the Company be and is hereby authorized to grant stock options up to a maximum of common shares of the Company which is equal to 20% of the issued and outstanding capital of the Company on the date of the initial listing of the Common shares of the Company on a stock exchange, which is to include all Common shares of the Company then reserved for issue for stock options granted by the Company prior to such initial listing date;

3. the granting of stock options to insiders of the Company be and is hereby approved;

4. the Board of Directors of the Company is hereby authorized to make such amendments to the Plan as it may, in its sole discretion, determine are necessary, desirable or useful, as may be required by the stock exchange on which the shares of the Company are listed or as relate to matters of a housekeeping nature from time to time without the further approval of or further authority from the shareholders of the Company; and

5. any director or senior officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or senior officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions".

SCHEDULE "H"

(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

SHAREHOLDER RIGHTS PLAN RESOLUTION

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Amended and Restated Shareholder Rights Plan, upon the terms and conditions set forth in the Amended and Restated Shareholder Rights Plan Agreement (the "**Agreement**") dated June 14, 2006, between Rubicon Minerals Corporation (the "**Company**") and Computershare Investor Services Inc., as Rights Agent, as the same may be amended prior to the date of the Annual and Special Meeting, is hereby approved, ratified and confirmed; and

2. any director or officer of the Company be and is hereby authorized to execute and deliver in the name of and on behalf of the Corporation all such certificates, instruments, agreements, notices and other documents and to do all such other acts and things as in the opinion of such person may be necessary or desirable in connection with the Agreement and the performance by the Company of its obligations thereunder."

SCHEDULE "I"

(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

INFORMATION CONCERNING RUBICON AFTER THE ARRANGEMENT

NOTICE TO READER

The following is a summary of the business of Rubicon after the Arrangement and should be read together with the more detailed information and financial data and statements contained elsewhere in this schedule and in the Circular. Except where otherwise indicated herein, all of the disclosure in this schedule is made on the basis that the Arrangement has been completed as described in the Circular.

INCORPORATION BY REFERENCE

Information concerning Rubicon may be found in this Circular and in Rubicon's Annual Report on Form 20F (the "Annual Report") for the year ended December 31, 2005, which is dated March 30, 2006. The Annual Report may be viewed on the SEDAR website at www.sedar.com and upon request. Rubicon will promptly provide a copy of such Annual Report free of charge to any Rubicon securityholder. The Annual Report, as well as the following additional documents, are incorporated herein by reference and form an integral part of this Circular:

(a) material change report, dated April 18, 2006, announcing the closing of a brokered private placement financing to raise gross proceeds of $11,308,208;

(b) news release, dated May 2, 2006, announcing an option agreement with Crosshair Exploration & Mining Corporation on the Golden Promise Project;

(c) news release, dated May 23, 2006, announcing the results of the Kalukundi feasibility study;

(d) material change report, dated June 2, 2006, announcing the results of the Kalukundi feasibility study;

(e) news release, dated June 7, 2006, announcing the board of directors of Africo has appointed Dr. Anthony Harwood as new Chief Executive Officer of Africo and that Africo has entered into a support agreement with a number of its major shareholders in which they agree to vote in favour of the Plan of Arrangement;

(f) news release, dated June 15, 2006, announcing that the board of directors of Rubicon has adopted an amended and restated Shareholder Rights Plan;

(g) material change report, dated June 16, 2006. announcing that the board of directors of Rubicon has adopted an amended and restated Shareholder Rights Plan;

(h) material change report, dated June 16, 2006 announcing that Africo appointed Dr. Antony Harwood as President and Chief Executive Officer and that a number of significant shareholders of Africo have entered into an agreement to vote in support of Rubicon's proposed plan of arrangement;

(i) material change report, dated June 19, 2006. announcing that the board of directors of Africo has appointed Dr. Anthony Harwood as new Chief Executive Officer of Africo and that Africo has entered into a support agreement with a number of its major shareholders in which they agree to vote in favour of the Plan of Arrangement;

(j) news release, dated June 22, 2006, announcing that Paragon has entered into an agreement with Altius Resources Inc. under which Altius Resources Inc. will subscribe for 2.5 million flow through special warrants as part of a non-brokered private placement financing to raise a minimum of $3 million and a maximum of $3.7 million; and

(k) material change report, dated June 27, 2006, announcing that that Paragon has entered into an agreement with Altius Resources Inc. under which Altius Resources Inc. will subscribe for 2.5 million flow through special warrants as part of a non-brokered private placement financing to raise a minimum of $3 million and a maximum of $3.7 million.

COMPANY PROFILE

Rubicon is considering changing the focus of its business to concentrate on the development of its Red Lake assets in Ontario its assets in Nevada and Alaska. Rubicon's business previously conducted was the acquisition and development of gold and base metal projects in other Canadian Provinces and in a number of countries. Pursuant to the Plan of Arrangement, Rubicon will dispose of all of its mining interests other than the Red Lake, Nevada and Alaska assets. See "The Arrangement" in the Circular.

Rubicon's ongoing business objective will be the continuing development of its Red Lake properties. The Rubicon Common Shares will continue to be listed and traded on the TSX and AMEX, subject to Rubicon complying with the listing requirements of the TSX and AMEX.

CORPORATE STRUCTURE & DESCRIPTION OF BUSINESS

See "History and Development of the Company" and "Business Overview" at pages 19-20 of the Annual Report.

SELECTED YEAR-END AUDITED FINANCIAL INFORMATION

Rubicon's consolidated audited financial statements for the years ended December 31, 2005 and 2004 are attached to this Circular as Schedule A.

DESCRIPTION OF MINERAL PROPERTIES

Following completion of the Arrangement, Rubicon will continue to hold the following mineral properties:

Red Lake Assets

- 100% interest in the McFinley Property located in the Red Lake Mining Division;
- 100% interest in the McFinley Water Claims Agreement;
- 100% interest in the DMC Property under option (up to 65%) to Agnico-Eagle Mines Ltd. located in the Red Lake Mining Division;
- 60% interest in the McCuaig Red Lake Joint Venture Property with 40% partner Golden Tag Resources located in the Red Lake Mining Division;
- 100% interest in the Red Lake North property currently under option (up to 55%) to Solitaire Minerals Corp. located in the Red Lake Mining Division;
- 100% interest in the Adams Lake property located in the Red Lake Mining Division;
- 100% interest the Slate Bay project located in the Red Lake Mining Division;
- 100% interest in the 79 claim units and an option to earn 100% in 44 claim units in the East Bay property located in the Red Lake Mining Division;
- 100% interest in the Humlin project currently under option (up to 55%) to Solitaire Minerals Corp. located in the Red Lake Mining Division;
- 100% interest in the Red Lake West End properties currently under option to Redstar Resources Corp;
- variable interests in over 60 mineral properties collectively known as the ERD properties located mainly in the Red Lake and Birch/Uchi Greenstone Belts, of Northwestern Ontario; and
- an option to earn 100% interest in the Manitou property located in the Kenora Mining Division.

The above properties are subject to underlying agreements, the terms and conditions of which are disclosed under each separate property description under this section.

Nevada-USA Interests

- 60 % interest in Nevada-based Toquima Minerals Corporation. Rubicon has entered into an agreement with Carlin Gold Corporation to sell Rubicon's interest in Toquima. See note 6 to Rubicon's Interim Unaudited Consolidated Financial Statements at Schedule A to this Circular.

Principal Property: McFinley Property

The McFinley Property is considered to be material to Rubicon. Accordingly, technical reports relating to the McFinley property have been filed with the TSX and applicable securities regulatory authorities pursuant to Canadian Securities Administrators NI 43-101.

Property Description and Ownership

The McFinley Property is located in the southwestern part of Bateman Township within the Red Lake Mining Division of northwestern Ontario. The McFinley shaft is located at 51° 07' 26'' N and 45° 44' 26'' W. The McFinley Property is subject to option agreements that have allowed Rubicon to earn a 100% interest in an area that covers approximately 505.43 Ha. The property was acquired in two separate agreements during 2002: 1) the water covered areas, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation ("**DGC**") in January 2002 and 2) land portions of the property, held as nine patented claims, were later optioned by agreement in June 2002. The mining rights of patent claims were optioned from DGC and the surface rights of the same patent claims were optioned from DGC's subsidiary 1519369 Ontario Ltd. Collectively, all of these titles are now referred to as the McFinley Property (in this section the "**Property**"). The various licenses of occupation, mining lease and patents claims comprising the Property are contiguous, surveyed and in good standing.

Rubicon Obligations on Licenses of Occupation and Mining Lease

Rubicon optioned 25 licenses of occupation and one mineral lease ("Water Portion") in January 2002 from DGC by agreeing to pay $800,000, issue 260,000 shares and complete U.S. $1,300,000 of exploration prior to March 31, 2006. During 2004, Rubicon completed its acquisition of these water claims after meeting all the required payments and expenditures. These claims are subject to a NSR royalty of 2%, for which advance royalties of U.S. $50,000 are due annually (to a maximum of U.S. $1,000,000 prior to commercial production). Rubicon has the option to acquire a 0.5% NSR royalty for U.S. $675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of U.S. $675,000, which would be deductible from commercial production royalties as well as certain of the maximum U.S. $1,000,000 in advance royalty payments described above.

Rubicon Obligations on Patented Claims

Rubicon purchased 16 patented claims ("Land Claims") from DGC in July 2002 for $500,000 ($425,000 paid as of December 31, 2002 and $75,000 paid prior to June 2003) and issued 500,000 Rubicon Common Shares. The Company also issued to the vendor 100,000 stock options. The Land Claims are subject to a NSR royalty of 2-3%, for which advance royalties of $75,000 are due annually (to a maximum of $1,500,000 prior to commercial production). Rubicon has the option to acquire a 0.5% NSR royalty for $1,000,000 at any time. Upon a positive production decision Rubicon would be required to make an additional advance royalty payment of $1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum $1,500,000 in advance royalty payments described above.

The following is a tabular summary of the mineral tenures comprising the Property:

Mining Lease

License	Description	Township	Hectares
104721	KRL503297 - 503299, 526262	Bateman	56.033
			56.033

Licenses of Occupation

License	Description	Township	Hectares
3186	KRL2155	Bateman	9.9153
3187	KRL2156	Bateman	13.678
3289	K1498	Bateman	11.048
3290	K1499	Bateman	2.428
3370	K1493	Bateman	5.018
3371	K1494	Bateman	18.737
3372	K1495	Bateman	10.117

License	Description	Township	Hectares
3380	K1497	Bateman	6.111
3381	KRL246	Bateman	4.330
3382	KRL247	Bateman	4.532
10830	KRL11038-39	Bateman	28.672
10499	K11487	Bateman	5.738
10834	KRL11031	Bateman	17.887
10835	K954 (rec. as KRL18152)	Bateman	9.267
10836	K955 (rec. as KRL18515)	Bateman	9.955
10952	KRL18514	Bateman	17.478
11111	KRL18735	Bateman	12.226
11112	KRL18457	Bateman	10.967
11114	KRL18373	Bateman	7.734
11115	KRL18374	Bateman	19.688
11116	KRL18375	Bateman	22.869
11117	KRL18376	Bateman	15.018
10495	KRL11483	Bateman	6.718
10496	K11482	Bateman	5.637
10497	K11481	Bateman	14.148
			289.916

Patented Claims

Claim No.	Parcel	Township	Hectares
K1498	992	Bateman	11.048
K1499	993	Bateman	2.428
K1493	994	Bateman	5.018
K1494	995	Bateman	18.738
K1495	996	Bateman	10.117
KRL246	997	Bateman	4.33
KRL247	998	Bateman	4.532
K1497	999	Bateman	6.111
KRL11481	1446	Bateman	14.148
KRL11482	1447	Bateman	5.637
KRL11483	1448	Bateman	6.718
KRL11487	1452	Bateman	5.738
K954 (Recorded as KRL 18152)	1977	Bateman	9.268
K955 (Recorded as KRL 18515)	1978	Bateman	9.955
KRL18457	2449	Bateman	10.967
KRL18735	2450	Bateman	12.226
			136.979

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property is an area of subdued topography of less than 15 metres elevation above lake elevation. Land areas are largely covered with spruce, poplar and birch trees with minor swamp. A portion of the property is covered by the East Bay of Red Lake with McFinley Island, directly to the north of McFinley Peninsula, representing the largest Island on the Property. The property is covered by 2 to 10 metres of glacial overburden with bedrock outcrop mostly restricted to shoreline exposures. Lakes are relatively shallow with water depths rarely greater than 5 to 15 metres. Recent seismic surveys of lake areas indicate average accumulations of 10 to 20 metres of lake

sediments and overburden beneath lake bottom, with troughs up to 80 - 100 metres deep along the structural trend underlying East Bay.

Annual mean precipitation for the region is 640 millimetres which includes mean average snowfall of 378 millimetres. Mean average temperature is 0.9 degrees Celsius with mean winter temperatures (October to April) of -9 degrees and mean summer temperatures of +14 degrees. Temperatures can reach summer highs of 35 degrees and winter lows of -40 degrees. Weather conditions allow drilling from the ice of Red Lake during January to early April. Municipal winter snow clearance extends to the end of paved roads near Cochenour and the site access road can be easily maintained by local road contractors.

The Property is accessible via an eight-kilometre gravel road from paved roads servicing the village of Cochenour and the surrounding communities of Balmertown and Red Lake. Situated on East Bay, the Property is also easily accessible via the waters of Red Lake. The region is serviced by Highway 105 which connects with TransCanada Highway #17 in Vermillion Bay. The area has daily scheduled Bus Services and daily scheduled flights from Winnipeg, Kenora and Thunder Bay.

The Red Lake District has a long mining history and there are currently two major mines in operation in Balmertown, Barrick Gold Corporation's ("Barrick") Campbell Mine and Goldcorp Inc.'s ("Goldcorp") Red Lake Mine. The District can support year-round mineral exploration and mining operations.

Electrical power on the McFinley Peninsula is currently supplied by a diesel generator. An electric power transmission line extends to the Abino Property of Goldcorp which adjoins the Property to the south, a distance of about 2 kilometres from the McFinley shaft. Water is pumped from the nearby East Bay of Red Lake and potable water is trucked to site.

Geology and Mineralization

The McFinley Property is underlain by rocks of the Archean Red Lake greenstone belt, part of the Uchi Subprovince, Superior Province, Canadian Shield. Many previous workers including Horwood (1945), Pirie (1981), Andrews and Wallace (1983), Hugon et. al. (1986) and Sanborne-Barrie et. al. (2001) have described the geology of the area. The geology is summarized below and updated with respect to the Property.

The Red Lake greenstone belt ("**RLGB**") is an accumulation of Archean-age metavolcanic, meta-sedimentary and intrusive rocks that record a volcanic history that spans 300 Ma, and is represented by seven volcano-sedimentary assemblages (Sanborn-Barrie et al., 2001). The Property lies in the lowermost Balmer assemblage. The Balmer assemblage consists of tholeiitic and komatiitic flows and Ultramafic intrusive rocks intercalated with 2.98 – 2.96 billion year old (Ga) felsic volcanic, clastic, and chemical sedimentary rocks. It is host to largest of the Red Lake District current and past-producing gold mines. Six successive, younger stratigraphic assemblages have been documented:

- The Ball assemblage (2.94 – 2.92 Ga) consisting of crustally contaminated komatiite, tholeiitic basalt, calc-alkaline felsic volcanic rocks, and stromatolitic carbonate.

- The Slate Bay assemblage (less than 2.91 Ga.), composed of quartz-rich wacke and conglomerate.

- The Bruce Channel assemblage (2.89 Ga.), composed of intermediate pyroclastic volcanic and sedimentary rocks.

- The newly recognized, ca. 2.85 Ga Trout Bay assemblage (Sanborn-Barrie et al., 2001) consisting of basalt overlain by clastic rocks, intermediate tuff and chert-magnetite iron-formation.

- The Huston assemblage (<2.89 Ga. and >2.74 Ga.) consisting of a regionally extensive unit of polymictic conglomerate, locally associated with wacke and argillite, that marks an angular unconformity between Mesoarchean and Neoarchean strata.

- The uppermost stratigraphic package, the Confederation assemblage (2.75 – 2.73 Ga.), consisting of calk-alkaline and tholeiitic felsic, intermediate, and mafic volcanic rocks, which locally exhibit volcanogenic-massive-sulphide-style alteration and mineralization.

Felsic plutons that are synvolcanic with Confederation volcanic rocks intrude all the major assemblages. The weakly to moderately foliated Dome stock (2.72 Ga.), which occupies the core of RLGB, provides a minimum age for timing of the last penetrative deformation event (Corfu and Andrews, 1987; Sanborn-Barrie et al., 2000). The Felsic Intrusion on the Abino property to the south of McFinley also records a date of 2.72 Ga. Post-tectonic batholiths were intruded along the margins of the RLGB ca 2.70 Ga.

Regional metamorphism varies from greenschist grade in the core of the RLGB to amphibolite grade near batholith margins. Polyphase deformation of the RLGB involved an early non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2), reflected in folds and fabrics of low to moderate finite strain (Sanborn-Barrie et al., 2000). Overall, strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization. Previous workers identified five major shear or deformation zones within which major gold deposits of the camp occur. Recent work (Sanborn-Barrie et al., 2000) has questioned the validity and usefulness of the deformation zone concept in the camp.

The "East Bay Trend" can be traced to the southwest to the Cochenour Willans mine area where it meets the north-northwest trending "Mine Trend" of the Goldcorp-Campbell-Cochenour Mines. The East Bay Deformation Zone (EBDZ) constitutes a continuous and highly disturbed "break" or "structural domain". Very significant changes occur in structural fabrics across the EBDZ while within the EBDZ fabrics are dominantly NNE trending representative of fabric development during both D1 and D2. The EBDZ trend may have also influenced early basin development (D0) in the RLGB.

Significant gold mineralization on the Property is found in many diverse geological settings, including:

- Sulphidized and quartz-veined, banded iron formation;

- Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type);

- Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;

- Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy;

- Silicified and biotite altered ± sulphide mineralized zones in basalt;

- Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the East Bay Serpentinite (MAC3);

- D2 conjugate shear structures which crosscut the trend of the EBDZ (MAC4);

- Thick gold-bearing silicified, carbonate-ankerite replacement zones, with delicate, colloform banded snowbank veins, and fine-needle arsenopyrite (CARZ Zone);

- Sheared biotized veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone).

Surface exploration on the McFinley Property commenced in the 1920's and continued intermittently up to 1980. Initial underground exploration was conducted in 1956 on McFinley Peninsula and this area was the focus of continued underground development work during the period 1982 -1989 by McFinley Mines Limited. The 1982-

1989 program of exploration included over 200,000 feet of diamond drilling, the refurbishment of a 428-foot vertical shaft and underground development on the 150-, 275- and 400-foot levels. Test-stoping was commenced and a test milling facility capable of processing 150 tons per day was constructed. A bulk sampling operation was in progress on closure of the operation in early 1989. Only limited tonnage was ever milled. Surface stockpiles from underground mining development and test-stoping remain on site. The mine workings are currently flooded; however, the head frame, hoist and camp infrastructure remain in place.

The 1982-1989 exploration program resulted in the estimation of an Inferred Mineral Resource of 334,007 tons at a grade of 0.20 Au opt to a depth of 400 feet (Technical Report NI 43-101, prepared by Mr. Hogg dated October 2002). Deeper drilling encountered similar mineralization with locally interesting gold grades to depths of at least 1,700 feet below surface. The deeper area is considered an area of geological and exploration interest. Additional auriferous mineralization was encountered at the contact of, and within, the talc chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings. These remained to be further explored upon closure of the mine.

Following acquisition in 2002, Rubicon has aggressively explored the Property. Exploration during the period 2002 - 2005 has included 75,000 square feet of trenching and stripping, 42,104 metres (185 holes) of surface diamond drilling, airborne geophysics, ground magnetometer and seismic surveys, and compilation and interpretation of historical information. Selected holes from the over 60,000 metres of previously drilled core have been relogged. A more detailed description of this early exploration work can be found in previous 43-101 Technical Reports prepared by Marc Prefontaine (2005), Darwin Green (2005), I.R. Cunningham-Dunlop (2004), and D.M. Rigg and G. Hogg (2003) and G. Hogg (2002).

Phoenix Zone

Exploration by Rubicon has steadily advanced the Property, culminating with the early stage discovery in 2004 of a significant new zone of classic Red Lake style high-grade gold mineralization – the Phoenix Zone. The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 500 metres and a depth extent of 200 metres below surface. The higher grade core of the Phoenix Zone is currently drilled on 15- to 30-metre centres over a strike length of 300 metres and over a depth extent of 150 metres and plunges gently to the southwest. The zone is situated at the north end of McFinley Island 2 km north of the existing mine site. To date, a total of 97 holes (17,005 metres), have been drilled in the Phoenix Zone area. A NI 43-101 compliant Mineral Resource has not been calculated for the Phoenix Zone.

The Phoenix Zone is located in the immediate hanging wall section to the west-dipping contact of the East Bay Serpentinite, and is hosted by highly deformed and veined biotitic basalts with a strong D2 shear fabric. The zone typically lies between two northwest dipping faults, the 'Phoenix Fault' and the 'Footwall Fault' and appears to be related to a NNW trending, Northeast dipping Fault zone.

Within the zone, strongly biotite altered basalt displays a dense network of narrow white, foliation-parallel quartz-carbonate veins, followed by late quartz-carbonate-ankerite-chlorite-amphibole breccia veins that are flooded with grey replacement quartz, and occasional late cross-cutting white to smokey grey quartz veins (often bearing visible gold). Mineralization consists of 3-5% aspy as fine acicular needles and coarser foliation parallel stringers/masses throughout the biotized host rock, accompanied by 3-5% po (locally 10%) and trace amounts of gal/sph/cpy.

Current ideas are that mineralization is controlled and/or modified by shallow west dipping faults and that the highest grade lenses or shoots lie near the intersection of the Northwest dipping Phoenix Fault, Footwall Fault and the ultramafic contact. Based on recent interpretations, the NNW trending, northeast dipping fault zone, north of the Phoenix Zone may play an important role in controlling the overall plunge of mineralization.

The overall thickness of the deformed biotized basalt halo varies up to 40 metres and can be highly anomalous in gold, while the narrower aspy-rich veined zone is confined to 2-10 metres. Within this, individual veins attain a thickness of 0.5 to 2.5 metres. The late gold bearing quartz veins often display fine pinheads of gold with occasional smears and clots to 3 mm across. This is accompanied locally by fracture-controlled aspy/gal/sph/cpy.

The visible gold appears to be related to the portions of the vein with the strongest quartz flooding/replacement and has not been observed within the enclosing basalt to date.

A sericitic quartz porphyry dike and a porphyritic diorite dike also appear to be intimately associated with the zones and may be following the same conduit as the mineralizing fluids. The quartz porphyry occasionally appears mineralized itself, whereas diorite clearly post-dates mineralization. The large quartz porphyry dike observed in the drill holes on Section 0+50S and also present in the new surface trench appears to be running perpendicular to stratigraphy and may be related to the NNW structural zone, north of the main Phoenix Zone mineralization. The table below presents some of the highlights from drilling within the Phoenix Zone.

Hole No.	From (m)	To (m)	Au g/t	Core Length (m)
PZ-02	45.10	52.30	**6.76**	**7.20**
Incl.	45.10	47.90	**14.99**	**2.80**
PZ-03	55.10	59.90	**15.46**	**4.80**
Incl.	58.00	59.90	**33.31**	**1.90**
PZ-08	52.17	55.20	**5.37**	**3.03**
PZ-09	68.85	72.10	**8.87**	**3.25**
PZ-10	91.75	109.15	**1.96**	**17.40**
Incl.	108.15	109.15	**10.40**	**1.00**
PZ-12	136.46	137.86	**28.66**	**1.40**
PZ-21	48.46	50.75	**11.06**	**2.29**
	69.85	71.90	**13.95**	**2.05**
PZ-23	74.95	78.05	**70.10**	**3.10**
PZ-25	112.35	120.35	**8.42**	**8.00**
Incl.	116.30	119.80	**15.81**	**3.50**
PZ-26	109.82	113.00	**8.55**	**3.18**
PZ-30	79.55	81.30	**10.06**	**1.75**
PZ-34	118.10	119.30	**20.54**	**1.20**
PZ-43	124.40	125.80	**15.16**	**1.40**
PZ-47	119.00	124.30	**9.01**	**4.50**
Incl.	122.60	124.30	**22.24**	**1.70**
PZ-48	61.00	90.45	**2.21**	**29.45**
Incl.	88.09	89.56	**33.22**	**1.47**
PZ-51	66.30	71.60	**2.86**	**5.30**
Incl.	66.30	67.90	**6.82**	**1.60**
PZ-57	50.00	56.05	**2.65**	**6.05**
Incl.	54.98	56.05	**11.47**	**1.07**
PZ-58	73.50	73.80	**136.50**	**0.30**
PZ-59	44.10	52.60	**6.02**	**8.50**
Incl.	47.60	49.75	**17.24**	**2.15**
PZ-60	83.70	91.30	**2.21**	**7.60**
Incl.	89.65	91.30	**6.24**	**1.65**
PZ-66	136.80	137.30	**37.50**	**0.50**
PZ-69	134.55	136.40	**9.50**	**1.85**
PZ-75	39.00	41.00	**11.04**	**2.00**
PZ-76	73.30	75.60	**12.64**	**2.30**
Incl.	73.60	74.90	**20.18**	**1.30**
PZ-77	28.95	31.35	**8.89**	**2.40**
PZ-80	54.20	55.35	**12.55**	**1.15**
PZ-81	121.40	123.00	**53.27**	**1.60**
PZ-82	8.65	17.60	**5.16**	**8.95**
Incl	8.65	9.10	**29.50**	**0.45**

Hole No.	From (m)	To (m)	Au g/t	Core Length (m)
PZ-83	7.90	19.00	**4.51**	**11.10**
Incl.	10.20	17.90	**6.00**	**7.70**
And	15.80	17.90	**8.72**	**2.10**
PZ-84	10.85	17.35	**5.22**	**6.50**
PZ-92	21.65	35.65	**1.93**	**14.00**

CARZ (Carbonate Altered Zone)

During the 2005 winter exploration program a previously unknown, gold bearing, Carbonate, Ankerite replacement zone ("CARZ") was discovered. This new zone of mineralization is located 75 metres structurally above the main Phoenix Zone. It is a complex, 20 to 30 metre thick zone of carbonate, ankerite replacement, containing numerous colloform banded 'snowbank' veins up to 5 metres thick. These veins are variably silicified and mineralized over thicknesses up to 14 metres, with fine grained, needle arsenopyrite. The structural control on the CARZ is not clear, however a flat lying (30°- 40 °), west dipping fault, located at the base of the zone may play a significant role.

Mineralization within the CARZ, is currently defined over a 120 metre strike length and 60 metres down dip and remains open. The table below presents some of the highlights from drilling within the CARZ.

Hole No.	From (m)	To (m)	Au g/t	Core Length (m)
PZ-82	8.65	17.60	5.16	8.95
Incl	8.65	9.10	29.50	0.45
PZ-83	7.90	19.00	4.51	11.10
Incl.	10.20	17.90	6.00	7.70
And	15.80	17.90	8.72	2.10
PZ-84	10.85	17.35	5.22	6.50
PZ-92	21.65	35.65	1.93	14.00

Both the Phoenix Zone and CARZ show striking similarities to the ore zones present at the neighbouring Campbell and Red Lake mines in terms of geologic setting (Balmer formation near mafic/ultramafic contact with cross-cutting 340 degree structures), style of alteration, veining, and mineralization (aspy mineralization within sheared biotized veined basalts, silicified Carbonate/Ankerite Zones), and the size and orientation of lenses (short dip length, very long plunge length).

Recommendations

It has been recommended that further exploration on the Property be carried out in a three phase approach.

<u>Phase 1</u>

It has been recommended that trenching takes place on the CARZ. A detailed trenching, mapping and sampling program has been recommended to better understand the structural controls and distribution of gold mineralization within the CARZ. Currently the CARZ is defined over a strike length of 120 metres and 60 metres down dip. Based on current information, the CARZ is still open at depth and along strike.

<u>Phase 2</u>

A Phase 2 drilling program has been recommended to follow up on the Phase 1 trenching results. The program would focus specifically on expanding the known limits of the CARZ. Based on the location of the CARZ, further delineation can be carried out from McFinley Island and can be completed during the summer months.

Phase 3

A 2007 winter drilling program has been recommended to test for the extension of the Phoenix Zone, the CARZ, and other regional analogs to the Phoenix Zone. A number of holes have been recommended to follow up on a deeper extension of the main Phoenix Zone to the southwest. It has also been recommended that a number of holes target some of the deeper gold intercepts encountered directly down-dip of the main Phoenix Zone. This is an area that has the potential to host gold mineralization that may occur parallel to the main Phoenix Zone. Other targets include drilling to the northeast of the Phoenix Zone at depth. Based on current thinking, the north-northwest trending, northeast dipping structure that occurs to the north of the Phoenix zone may actually be the major structure controlling mineralization. Individual gold zones may have plunges to the southwest; however, the enveloping surface of the gold zones may dip to the northeast, stepping down in a 'ladder-like' fashion. Drilling from the ice will be required to follow up on the potential down plunge of the CARZ. This will be contingent on the summer results from this target.

Proposed Budget

A total budget of CAN$1,500,000 has been recommended for this phased exploration program. It has been recommended that CAN$75,000 be allocated for the Phase 1 trenching program. A total of 2800 metres of drilling, totalling CAN$425,000 has been recommended for the Phase 2 CARZ drilling. 6700 metres of drilling, totalling CAN$1,000,000 has been recommended for the Phoenix Zone, CARZ and regional targets during the Phase 3 winter program. Drilling costs are based on an all-in cost of CAN$150 per metre. This estimate is based on previous drilling costs in the area.

Phase I	CARZ Trenching		
	Backhoe	$40,000	
	Geologist	$7,500	
	Geologist	$7,500	**Phase I Total Cost $75,000**
	Washing/Sampling	$10,000	
	Assays	$5,000	
	Field Costs	$5,000	
	Total -	**$75,000**	

Phase II	CARZ Drilling		
	Drilling (2800m)	$340,000	
	Geologist	$15,000	
	Geologist	$15,000	**Phase II Total Cost $425,000**
	Assays	$25,000	
	Field Costs	$30,000	
		$425,000	

Phase III	Phoenix Zone/CARZ/Regional Drilling		
	Drilling (6700m)	$750,000	
	Geologist	$25,000	
	Geologist	$20,000	**Phase III Total Cost $1,000,000**
	Geologist	$20,000	
	Assays	$85,000	
	Field Costs	$100,000	
		$1,000,000	
			Grand Total $1,500,000

The Company plans to carry out the proposed Phase 1 and Phase 2 exploration programs during 2006.

Other Properties

DMC Property

The Company has optioned up to a 65% interest in its 263 claim units known as the DMC property to Agnico-Eagle Mines Ltd. ("Agnico"). An option agreement was signed on January 20, 2006 pursuant to which Agnico must spend $2,250,000 in exploration expenditures and make $110,000 in cash payments over 3 years to earn an initial 51% interest. The first year includes a firm committed $500,000 expenditure and $25,000 cash payment. Thereafter it may elect within one year of vesting, to increase its interest by earning one additional percent for each one million dollars expended, up to a maximum of $14 million (65% interest in the property). Underlying property obligations on 136 of the 263 claim units (Meunier claims) include an advance royalty of $25K, paid annually to David Meunier, a NSR royalty of 1% on 44 units and a 2% NSR with a 1% buy-down for $1M on the remaining 92 claim units and a 0.5% NSR with a buyout for $500K on 38 claim units. An additional sliding scale NSR royalty, of 1.75% at a gold price less than $450 per ounce and 2% at a gold price equal to or greater than $450 per ounce, is held by AngloGold (Canada) Exploration Company on the entire property.

Access to the property is by boat and logging roads in the summer and ice roads in the winter. The DMC area is underlain by Balmer assemblage rocks consisting of mafic to ultramafic flows and intrusions, and minor sediments that are unconformably overlain by huston and confederation assemblage conglomerate, felsic crystal tuff, argillite and wacke. A number of blind granodiorite intrusive rocks are present. Stratigraphy youngs from east to west across the DMC area, with the base of the section marked by a package of variolitic, tholeiitic pillow basalt of unknown stratigraphic thickness that is discontinuously overlain by chert-magnetite iron formation. These, in turn, are overlain in apparent stratigraphic sequence by a package of dominantly massive to locally pillowed and flow brecciated basaltic komatiite to komatiite flows (and possible sills) with locally preserved spinifex textures, and minor tholeiitic basalt. The contact between the two volcanic packages is occupied by a thick (~ 150 metres), variably talc and Fe-carbonate altered peridotite sill (or serpentinite). Chert-rich conglomerate and breccia occur discontinuously along an angular unconformity that separates Balmer volcanic rocks from massive to poorly bedded quartz-crystal tuff of the confederation assemblage. Felsic tuff is stratigraphically overlain by pyrrhotite-rich well-bedded argillite and wacke.

The DMC property occurs in the same structural and stratigraphic setting as the Campbell, Red Lake and Cochenour-Willans mines, and contains widespread and locally high-grade gold mineralization (e.g. 90 g/t Au over 0.15 metre and 15.8 g/t over 1.1 metre in drill core). New 'blind' gold occurrences were discovered in 2002 (namely at the B and C zones), which were followed up and expanded on in 2003. Previously unmapped ultramafic bodies, recognized by Rubicon, within Balmer age mafic volcanic strata, occur in a folded, heterogeneously sheared environment, associated with broad zones of Fe-carbonate alteration, potassium addition (fuchsite, biotite and muscovite), silicification and arsenic and antimony enrichment. Gold mineralization at the DMC occurs in: a) mafic to ultramafic hosted structurally controlled vein/stockwork, b) chert-magnetite iron formation and cherty breccia, and c) felsic to intermediate intrusive hosted vein/stockwork. There is potential for DMC to host a Campbell-Red Lake type deposit and is supported by high-grade gold mineralization over mineable widths (e.g. 22.83 g/t over 3.10 metres, including 75.91 g/t over 0.70 metre; true width unknown) identified by Rubicon roughly 50 metres from the DMC Property boundary on the adjacent McCuaig JV property (60% interest owned by Rubicon; see below) in 2002.

Work conducted by the Company includes: geological mapping, rock and soil sampling, 109 line-kilometres detailed ground magnetic survey and 29 line-kilometre IP survey in 1996 and 1997; 11 hole (2476 metres) drill program in 1998; Anglogold funded regional airborne SPECTREM Magnetic/EM survey, mechanical stripping and channel sampling, gradient helimag, lake bottom seismic profiling, 12-line IP survey and 16 holes (5421 M) drill program in 2000 to 2002; and Anglogold funded 14 hole (3873 metres) drill program in 2003.

During the first quarter of 2006, Agnico funded a $635,000 3832 metre drill program on the core of the DMC property. Drilling identified gold mineralization in conjunction with biotite, fuchsite, arsenopyrite, pyrite alteration plus carbonate and quartze veining within host mafic/ultramafic rocks of the Balmer Assemblage indicative of a widespread gold bearing system. Intercepts include 2.41 g/t gold over 9.0 metres (including 5.27 g/t gold over 1 metre and 3.32 g/t gold over 3.5 metres), 3.41 g/t gold over 3.5 metres and 4.60 g/t gold over 1 metre. The dominant control on the mineralization and alteration appear to be associated with the intersection between northeast-trending and west-northwest-trending structures. Currently an ongoing program of data analysis (3D lithogeochemical and structural modeling) is taking place to formulate plans for a follow-up drill program in the winter of 2007.

McCuaig JV Property

The Company has earned a 60% interest in the McCuaig Property from Golden Tag Resources Ltd. for which the Company paid $25,000 and incurred total exploration expenditures of $972,000 by May 31, 2003. The property consists of 3 unpatented mining claims (10 claim units) located in Dome Township, Red Lake Mining Division, Ontario. The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD (as defined below) acquisition in March 2003. The Company may with its 40% partner purchase 50% of the remaining 1% NSR royalty for $200,000 and also retains a right of first refusal on the remaining NSR royalty.

The property is located West-Northwest of the town of Cochenour. Access to the property is by boat in the summer and ice roads in the winter. The property is underlain by Balmer age mafic/ultramafic rocks which are

unconformably overlain by confederation age sediments. Structurally, the McCuaig property is on the western end of the main Red Lake Mine trend. An intense penetrative cleavage, trending west-northwest and dipping steeply to the south, is pervasive across the property. Gold Mineralization is associated with intensely altered Ultramafic rocks, chert breccia units and rare, dark grey quartz veins.

In 1998, the Company drilled two holes (total of 575 metres) and intersected potentially important altered Ultramafic rocks. Low gold values were returned from assays. The Company carried out a program of extensive soil sampling, mechanized trenching and ground magnetics at the end of 1999 on the McCuaig Property. In the northwest portion of the McCuaig JV Property, the Company has exposed the contact of an altered and deformed ultramafic body. Alteration is associated with the development of intense quartz-carbonate accompanied by strongly elevated arsenic, antimony, mercury and locally gold. Magnetic data are interpreted to suggest that this contact extends southwestwards beneath Red Lake for a minimum additional 800 metres. Soil surveys have detected the areas of known mineralization referred to, above, and have detected new targets that warrant follow-up. In 2000, the Company conducted detailed mapping of Mackenzie Island with the goal of generating drill targets by incorporating details of soil sampling and trenching conducted in October – November 1999. A new gold-bearing structure was intersected at the McCuaig JV Property in March 2001. In January through April 2002, the Company carried out a diamond drill program at the McCuaig JV Property. The Company completed 20,824 feet (6347 metres) in 26 diamond drill holes on the project.

During 2004, the Company carried out a drill program on its McCuaig JV Property with partner Golden Tag Resources Ltd. No significant results were reported. At this point in time, the Company has no immediate plans for exploration on this property. The Company is reviewing exploration plans for this property.

Red Lake North Property

The Red Lake North Property is comprised of 329 claim units: 295 contiguous claim units (staked claims and portions of underlying Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski Lake areas and 34 non-contiguous claims units (northeastern portion of the property known as the Sidace Lake area) in Coli Lake, Sobeski Lake areas (consisting of staked claims and parts of the Coli Lake Agreement). The Company has optioned up to a 65% interest is the property to Solitaire Minerals Corp., with a third party controlling a sliding scale NSR of 1.75% to 2.5% depending on the price of gold. Under the terms of the Agreement, signed April 18, 2006, Solitaire Minerals Corporation has the option to acquire a 55% interest in the property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $275,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company (completed). Exploration programs are planned for late summer / early fall and will be drill focused.

The Red Lake North property is located north northwest of Red Lake and can be accessed year round by well maintained logging roads and ATV trails. The property encompasses the northwestern arm of the Red Lake greenstone belt, where it bifurcates around the Black Bear Intrusive. The property is underlain by variably altered tholeiitic volcanic and metasedimentary rocks of the Balmer Assemblage, thin units of ultramafic rocks and volcaniclastic sediments of intermediate composition and a package of unconformably overlying rocks of the confederation assemblage. Structurally, this property is characterized by an intense penetrative fabric that trends north-south at the southern end of the property and northeast-southwest at the northern end of the property. The overall dip to these units is to the northwest. The northeastern property straddles the 'Sidace Gold Zone', both updip and downdip of the currently defined horizon. Intense aluminosilicate alteration is observed on the downdip extension of the Sidace Gold Zone. Mineralization includes pyrite, pyrrhotite, chalcopyrite and rare telurides. The gold observed on the property is typically associated the sericite altered zones. No previous exploration, prior to the Company's work, has taken place on this property.

Previous, historical exploration drilling on this 12 km long main block of the property is limited to 10 holes. Mineralization observed on this portion of the property is typically disseminated and dominated by pyrite and chalcopyrite. Previous exploration has been focused on VMS style mineralization and has not been a historical gold target.

In the fall of 2004 and winter of 2005, the Company carried out work that included geological mapping, prospecting, mobile metal ion ("**MMI**") sampling and a 1150 metres drill program. The focus of this exploration program was the southwestern extension of sericite schist hosted, ("Sidace Gold Zone"). Although the prospective sericite schist was located on the property, no significant results were returned. Considerable strike length on this property remains to be explored.

In the first half of 2004, the Company completed a regional mapping program, ground IP geophysics, and a 3,000 metre drill program in the Sidace Lake area. The majority of the drilling was directed at confirming the presence of the down-dip extension of the Sidace Gold Zone, a Hemlo-style, gold bearing, sericite schist horizon which has seen extensive drilling on the adjacent property. Broad zones of prospective sericite schist were intersected which contained anomalous gold-bearing intervals.

Adams Lake Property

The Adams Lake property is comprised of 235 claim units in Balmer and Bateman townships (consisting of staked claims and a portion of the underlying Red Lake East Agreement). The Company has a 100% interest in the property, with a third party controlling a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

The Adams Lake property is located east-northeast of the currently operating Campbell and Red Lake Mines, in Balmertown and can be accessed year round by well maintained logging roads and ATV trails. The property is underlain by Balmer age tholeiitic volcanic rocks, ultramafic rocks and volcaniclastic sediments of intermediate composition. Structurally, the southern portion of the property is on the mirror image of the regional fold observed at the Red Lake Mine, but located farther to the northeast. The central and northern portions of the property have a moderate penetrative fabric, arcuate in shape, trending north-northeast. Historical exploration has involved regional grid mapping, sampling, trenching and over 100 drill holes. The majority of the drill holes have been relatively shallow, with the majority less than 250 metres in length. From 2002-2004 the company completed a regional airborne magnetic survey, ground geophysics (TITAN24 and CSAMT), a gold in till sampling survey, detailed ground mapping and a 1983 metre drill program. Although results from this drill program were encouraging, there were no significant gold results reported. In 2005 work on the Adams Lake property included a total of 1960 metres of drilling targeting mafic/ultramafic Balmer stratigraphy. Anomalous gold results were returned. At this point in time, the Company has no immediate plans for exploration on this property.

Slate Bay Property

The Company acquired a 100% interest in 146 claim units located in the McDonough, Graves, and Dome townships of the Red Lake Mining Division, Ontario. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold. There is an additional 1% NSR on 4 claims.

The majority of the Slate Bay property can be accessed by boat during the summer months and year round by logging roads and ATV trails. The Slate Bay property is underlain to the southeast by a stratigraphic sequence of Balmer assemblage mafic to ultramafic volcanic flows and intrusive rocks unconformably beneath a veneer of clastically derived conglomerates and sandstones and felsic to intermediate tuffaceous volcaic rocks. The northwest portion of the property is dominated by the Slate Bay Stock, an intrusive quartz diorite porphyry.

Exploration between 2001 and 2003 included initial property scale mapping, prospecting and trenching, regional SPECTREM airborne magnetic/EM survey, 418 line-kilometre airborne 3D gradient magnetic survey, 35 line-kilometre IP ground survey and 2670 metres of drilling. A large mineralizing system measuring several kilometres across has been identified in the Slate Bay area, which includes vein and possible disseminated gold drilled in 2001, and porphyry style copper-gold mineralization discovered in 2003. Highlight assay results include: 3.44 g/t Au over 21.85 metres, including 5.60 g/t Au over 6.1 metres and 0.21% Cu, 1.1 g/t Ag, and 0.14 g/t Au over 72.9 metres, including 9.00 metres of 0.48% Cu, 1.9 g/t Ag and 0.41 g/t Au. In the fall of 2005 a 1500 metre drill program was funded by King's Bay gold with no significant results. The Company has no immediate plans for exploration on this property.

East Bay Property

The East Bay property consists of 123 claim units located in the Bateman, Black Bear Lake, Shaver and Bateman Townships, Red Lake Mining Division, Ontario. The Company owns a 100% interest in 79 of the claim units and has an option to earn 100% interest in the remaining 44 claim units through two separate option agreements: The "Herbert" option, comprising 42 claim units and the Seargeant option comprising 2 claim units. Under the Herbert option (signed December 21, 2002) the Company owns a 40% interest in the claims and has the option to acquire the remaining 60% interest by making cash payments of $87,000 ($27,000 paid) and issuing 60,000 common shares (45,000 issued). The Herbert optioned claims are subject to a 1.2% NSR with a 0.6% buydown for $600,000. Under the "Seargeant" option, the Company can earn 100% by making cash payments of $55,000 ($20,000 paid) by October 20, 2006. The property is subject to a 2% NSR of which the Company may purchase 1% of the NSR royalty for $750,000. The entire property is subject to an additional sliding scale NSR royalty of 1.75-2.0%.

The East Bay property is located north northwest of Red Lake and can be accessed year round by well maintained logging roads and ATV trails. The East Bay property is underlain by Balmer assemblage rocks consisting of mafic to Ultramafic flows and intrusions and minor intercalated iron formation. Two major, over 100 metre thick, ultramafic bodies, the East Bay Serpentinite and the Pindar Creek Serpentinite trend northeast across the center of the property for a combined strike length of 6 km. The mafic to Ultramafic sequence dips moderately to steeply to the northwest, and is flanked by large granodiorite bodies to the north and southeast (the Blackbear Pluton and Walsh Lake Pluton respectively).

Structure on the property is dominated by a regional D2 fabric, with only minor evidence of early D1 structures. Rocks are moderately to strongly foliated (subparallel to bedding), and are variable flattened as is well exemplified in pillowed mafic units. In the east half of the property, similarity between the two main ultramafic bodies (East Bay and Pindar Creek serpentinites) suggests possible repetition about a tight to isoclinal, shallowly plunging fold. This interpretation is consistent with larger scale regional magnetic and geologic patterns.

The East Bay Deformation Zone ("**EBDZ**"), which follows the length of the East Bay Serpentinite, cuts through the core of the property. It consists of a several hundred metres wide zone of heterogeneous strain, with discrete narrow ductile shear structures interwoven with lesser deformed rocks. A similar parallel deformation zone, the Post Narrows Deformation Zone, projects through the western edge of the property with cross-cutting west and northwest trending structures interpreted from magnetic data.

Exploration to date by the company includes regional SPECTREM magnetic/EM survey, gradient Helimag survey and 6257 metres of drilling. In 2004, Wolfden Resources Inc. optioned 4 claims and funded 5163 metres of the diamond drilling targeting the downdip potential of GAZ (Green Altered Zone) mineralization intersected on the adjacent property immediately to the south (inferred resource is 1.4M tones grading 8.0 g/t Au for a contained 326,407 ounces Au (Wolfden NR Feb 23, 2005)). Broad intersections of low grade gold anomalies associated with silicified intrusives (0.74 g/t Au over 28.2m and 0.59 g/t Au over 40.5m) and anomalous gold marginal to the intrusives within mafic and ultramafic rocks (4.57 g/t Au over .9m, 3.53 g/t Au over 3.5m, 3.17 g/t Au over 2.5m). Results are indicative of a sizeable gold-bearing system. Elsewhere single gold hits of 7.83g/t Au over 0.4m within the biotite-carbonate altered mafic rocks and 8.75g/t Au over 0.54 metres within an arsenopyrite bearing quartz feldspar porphyry were returned.

Humlin Property

The Company has optioned a 55% interest in its 294 claim units known as the Humlin property to Solitaire Minerals Corp. ("Solitaire") located in Fairlie and Baird Township, Red Lake Mining Division, Ontario. The company signed an option agreement on its Humlin Property on April 18, 2006 whereby Solitaire Minerals Corporation has the option to acquire a 55% interest in the property by spending $2.5 million in exploration costs over a four year period, including a firm commitment to spend $250,000 in exploration in the first year of the agreement. Solitaire is required to make a $5000 cash payment (completed) and issue 50,000 of its common shares to the company. Underlying property obligations include a third party NSR of 1.75% to 2.0% depending on the price of gold.

The Company acquired a 100% interest in 294 claim units located in Fairlie and Baird Township, Red Lake Mining Division, Ontario. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

The southern and northern portions of the Humlin property can be accessed year round by well maintained logging roads and ATV trails. The central portion of the property is accessed by boat in the summer months and ice roads in the winter. The property covers the central portion of the Red Lake Greenstone Belt, and is transected by a broad over 1 km wide, 'Mine Trend' parallel, regional-scale, northwest-trending structure referred to as the Pipestone Bay – St. Paul Bay deformation zone. The area is underlain by tholeiitic to komatiitic flows and ultramafic intrusions of the 2.98 to 2.96 Ga Balmer assemblage, and lesser felsic tuff and siliciclastic rocks of the 2.74 to 2.73 Ga confederation assemblage, which overlies the Balmer assemblage on a regional unconformity. The western margin of the Dome stock (2.72 Ga) underlies the southeast corner of the claim group, whereas the Killala-Baird batholith (2704 Ma) underlies the southwest corner. Minor gold occurrences (1-5 g/t Au) are found throughout the property.

Rubicon completed approximately $350,000 of work during 2001, 2002 and 2003 including reconnaissance-scale mapping and sampling, 1200 line-kilometres of high-resolution airborne magnetic survey, regional SPECTREM airborne magnetic/EM survey and 1593 metres of drilling. Exploration programs will include summer surface exploration and a winter 2007 drill program.

Redstar Option Agreement

During 2002, the Company granted Redstar Resources Corporation ("Redstar") the right to earn up to a 70% interest in several of the Company's properties (a total of 226 claim units) at the western end of the Red Lake gold camp. The optioned properties included the Baird, Pipestone North, Pipestone South and Wolf Bay properties.

Redstar can earn an initial 51% interest in the properties by making cash payments to the Company totalling $135,000, issuing 500,000 post-consolidation shares (250,000 received) to the Company and expending $2.75 million in exploration work over four years, including a firm commitment of $450,000 for the first year (completed). During the comparative year, the Company amended the agreement in which Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding and bankable feasibility study and arranging project financing for a mine. Redstar is also responsible for making all cash payments to the underlying property vendors and the issuance of 150,000 common shares to the Company (paid). Subsequent to December 31, 2004, the Company renegotiated this option agreement with Redstar whereby under the new agreement, Redstar agreed to make an initial cash and share payment of $25,000 and 250,000 common shares. Redstar is then required to make additional cash payments of $175,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in work expenditures over a four year period to earn a 51% interest in the properties covered under the Redstar option agreement.

Redstar is currently operating the exploration programs on the properties. Ongoing exploration is currently taking place

*English Royalty Division ("**ERD**")*

The Company acquired rights to cash and share option payments and contractual interests (Letter Agreement signed January 23, 2003) in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English in exchange for $500,000 and 250,000 Rubicon Common Shares. As part of the agreement, the Company engaged Perry English as a consultant for a period of two years at an annual rate of $75,000, renewable for another two years at Perry English's option, to acquire additional mineral properties of merit for optioning to third parties. Subsequent to 2004, Perry English elected to extend the consultancy agreement for one additional year. Mr. English is also entitled to a bonus on cash and share option payments received from the mineral properties in the ERD in excess of $150,000, payable as follows: 10% on receipts between $150,000 and $300,000, 15% on the next, $50,000, 17.5% on the next $100,000 and 20% on the next $400,000.

In addition, the initial portfolio of mineral properties in the ERD included 14 mineral properties optioned to the Company which it now owns through the ERD. As a result, the Company has saved $231,000 in option payments to the end of 2005.

During 2005, the company spent $162,000 on acquisition and maintenance costs and recovered $141,000. As at December 31, 2005, the English Royalty Division properties had a carrying cost of $0.44 million (excluding saved option payments which Rubicon would otherwise have to have made).

Combined with the savings in option and advance royalty payments, the Company expects to recover all its initial and subsequent costs included to date during 2006 at which point it will have acquired rights to cash and share option payments and royalty interests in a substantial number of mineral properties for little or no cost. The Company however expects to continue to acquire additional mineral properties of merit for optioning to third parties.

Future cash and option payments are dependent on third parties maintaining the mineral properties optioned from the ERD and the value of its contractual interests in its ERD properties is dependent on the exploration results carried out by optionees.

Manitou Property

The Company has the option to earn a 100% interest in 301 claim units from the Bjorkmans located in the Lower Manitou Lake and Harper Lake Townships in the Kenora Mining Division of Ontario known as the Manitou Property. Under terms of the Due Diligence Letter Agreement signed April 6, 2005 and executed on June 30, 2005, the Company is required to make a total of $210,000 cash payments ($15,000 paid in 2005) and issue $70,000 share payments (10,000 issued in 2005) over 3 years to earn 100% interest. Pursuant to an amendment to the option agreement, dated June 14, 2006, if the Arrangement is completed, the remaining share issue requirements are changed to a total of 120,000 Rubicon Common Shares payable over 2 years to June 30, 2008.

Commencing on the fifth anniversary of the agreement (June 30, 2010) the owners are entitled to an annual advance royalty of $15,000 and the property is subject to a 2% NSR with a 50% buydown for $1,000,000.

The Manitou West Limb Gold property is approximately 80km south of Dryden, Ontario. The property can be accessed year round by well maintained logging roads and ATV trails. The property is located on the western limb of a major, belt-scale, northeast plunging antiform, on the western margin of the Manitou Greenstone Belt. The Manitou greenstone belt is dominated by metavolcanic and metasedimentary rocks of Archean age. The property is underlain by rocks of the Blanchard Lake Basalt group. The metamorphic grade is upper greenschist to amphibolite. A large intrusive, the Atikwa Batholith, occurs approximately 2 km to the northwest of the property. The Carlton Lake Stock and the Scattergood stock occur to the southeast of the property. Outcrop exposure on the property is very good, with upwards of 50-60% exposure. The property was optioned based on 2004 channel sampling performed on the Dryden-Red Lake showing that returned assays of 54 g/t Au over 30cm, 16 g/t Au over 50cm and 17 g/t over 22cm and were followed up by grab samples by Rubicon geologists that returned values of 233 g/t Au, 36 g/t Ag and 0.6% Zn and 120 Au, 14 g/t Ag and 0.25% Zn.

Gold mineralization is observed in shear zone hosted quartz veins and the surrounding wall rock within the shear zones. Associated sulphides include chalcopyrite, pyrite, sphalerite and galena.

During the summer and late fall of 2005 work conducted on the property included initial prospecting, geological mapping, soil sampling and local trenching. At this point in time, the company is planning a 2006 summer field exploration program including regional mapping, sampling and trenching.

MARKET FOR SECURITIES

An application has been made to continue the listing of the Rubicon Common Shares on the TSX. An application has also been made to continue the listing of the Rubicon Common Shares on AMEX.

DIRECTORS AND OFFICERS

For details of Rubicon's Directors and Officers, see "Annual Meeting Matters to be Acted Upon – Election of Directors" and "Directors, Senior Management and Employees" at pages 42-50 of the Annual Report.

PRIOR SALES

During the 12 months preceding the date of this Circular, Rubicon has issued the following Rubicon Common Shares at the following prices:

Date	Number of Shares	Issue Price per Share	Total Issue Price	Nature of Consideration Received
June 29, 2006	888,500	$0.85	$737,455	Cash
June 23, 2006	6,000	$0.83	$4,980	Cash
June 20, 2006	22,000	$0.83	$18,266	Cash
May 26, 2006	9,376	$1.21	$11,344.96	Cash
May 2, 2006	20,000	$1.48	$29,600	Cash
May 2, 2006	25,650	$0.85	$21,802.50	Cash
April 28, 2006	175,000	$0.83	$145,250	Cash
April 28, 2006	50,000	$1.18	$59,000	Cash
April 21, 2006	18,750	$1.21	$96,687.50	Cash
April 21, 2006	50,000	$1.48	$74,000	Cash
April 20, 2006	720	$1.40	$1,008	Cash
April 20, 2006	95,000	$1.48	$140,600	Cash
April 19, 2006	20,000	$1.48	$29,600	Cash
April 19, 2006	18,750	$1.21	$22,687.50	Cash
April 13, 2006	20,000	$0.85	$17,000	Cash
April 13, 2006	10,000	$0.83	$8,300	Cash
April 12, 2006	7,640,560	$1.48	$11,308,028.80	Cash
April 10, 2006	50,000	$0.85	$42,500	Cash
April 7, 2006	20,000	$0.85	$17,000	Cash
April 3, 2006	265,880	$0.85	$225,998	Cash
April 3, 2006	9,376	$1.21	$11,344.96	Cash
April 3, 2006	30,000	$1.48	$44,400	Cash
March 31, 2006	50,750	$0.85	$43,137.50	Cash
March 31, 2006	8,750	$0.99	$8,662.50	Cash
March 31, 2006	15,626	$1.21	$18,907.46	Cash
March 30, 2006	20,000	$0.83	$16,600	Cash
March 21, 2006	40,000	$1.19	$47,600	Property
March 6, 2006	15,000	$0.83	$12,450	Cash
February 23, 2006	186,353	$0.693	$129,142.63	Cash
February 21, 2006	25,000	$0.85	$21,250	Cash
February 15, 2006	19,230	$0.85	$16,345.50	Cash
February 9, 2006	15,000	$1.45	$21,750	Cash
February 6, 2006	55,000	$0.83	$45,650	Cash
February 1, 2006	7,500	$0.693	$5,197.50	Cash
January 20, 2006	69,230	$0.85	$58,845.50	Cash
September 29, 2005	5,000	$0.68	$3,400	Property
September 22, 2005	50,000	$0.90	$45,000	Property
August 18, 2005	10,000	$0.88	$8,800	Property
August 16, 2005	1,967,300	$0.65	$1,278,745	Cash
August 15, 2005	7,264,700	$0.65	$4,722,055	Cash

STOCK EXCHANGE PRICE

The following table shows the range in the trading price and the volume of the Rubicon Common Shares on the TSX for the current and preceding quarter on a monthly basis and the seven preceding quarters on a quarterly basis:

	Price Range	Volume
July 2006	$1.30-$1.46	451,000
June 2006	$1.11-$1.52	3,855,100
May 2006	$1.30-$1.72	5,883,500
April 2006	$1.42-$1.85	7,136,500
1st Quarter 2006	$1.00-$1.71	21,705,500
4th Quarter 2005	$0.68-$1.01	9,439,400
3rd Quarter 2005	$0.64-$0.94	12,701,800
2nd Quarter 2005	$0.76-$1.22	7,962,400
1st. Quarter 2005	$1.07-$1.42	5,916,000
4th Quarter 2004	$1.15-$1.57	4,534,600
3rd Quarter 2004	$1.01-$1.71	7,219,400

Note:

(1) The month of July 2006 includes the price range and volume of trade of the Rubicon Common Shares from July 4, 2006 until July 6, 2006.

OUTSTANDING OPTIONS

As at July 4, 2006, Rubicon has granted persons options to purchase or acquire an aggregate of 4,206,372 Rubicon Common Shares as described below.

Date of Grant	Number of Options	Exercise Price	Market Price at the Date of Grant[1]	Expiry Date
Executive Officers and former Executive Officers of Rubicon (9 persons)				
August 8, 2002	525,000	$0.83	$1.04	August 8, 2007
July 18, 2003	225,000	$0.84	$0.84	July 18, 2007
January 6, 2005	1,100,000	$1.18	$1.18	January 6, 2010
January 28, 2005	350,000	$1.18	$1.18	January 28, 2010
September 12, 2005	150,000	$0.74	$0.74	September 12, 2010
December 14, 2005	200,000	$0.86	$0.86	December 14, 2010

Date of Grant	Number of Options	Exercise Price	Market Price at the Date of Grant[1]	Expiry Date
Consultants and Former Consultants of Rubicon (4 persons)				
July 9, 2002	100,000	$1.15	$1.44	July 9, 2007
January 27, 2004	50,000	$1.48	$1.48	January 27, 2009
June 8, 2004	200,000	$1.16	$1.16	June 8, 2007
August 22, 2005[2]	92,000	$0.83	$1.52	November 15, 2006
August 22, 2005[2]	250,000	$1.18	$1.52	November 15, 2006

Date of Grant	Number of Options	Exercise Price	Market Price at the Date of Grant[1]	Expiry Date
Employees and former Employees of Rubicon (19 persons)				
August 8, 2002	80,000	$0.83	$1.04	August 8, 2007
October 20, 2003	20,000	$1.17	$1.18	October 20, 2013
January 27, 2004	415,000	$1.48	$1.48	January 27, 2009
December 31, 2004	298,122	$1.21	$1.21	December 31, 2009
June 23, 2005	11,250	$0.99	$0.99	June 23, 2007

September 1, 2005	100,000	$0.67	$0.67	September 1, 2010
April 21, 2006	40,000	$1.70	$1.70	April 21, 2011

Notes:

(1) The market price at the date of grant is the closing price at the TSX at the date of grant.
(2) These options were originally granted to a director who subsequently ceased being a director and was engaged as a consultants after which the expiration date was shortened. The original grant date market price for theses options were $.83 and $1.18, respectively.

CONSOLIDATED CAPITALIZATION

Except as disclosed in this Circular (including documents incorporated by reference), there has not been any material change in the share capital of Rubicon on a consolidated basis since December 31, 2005.

Share Capital

Common Shares

Rubicon is authorized to issue an unlimited number of Rubicon Common Shares. All of the authorized Rubicon Common Shares rank equally as to dividends, voting powers (one vote per common share) and participation in assets upon dissolution or winding-up. No Rubicon Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attached to the Rubicon Common Shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds, or provisions permitting or restricting the issuance of additional securities, or requiring a securityholder to contribute additional capital. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the BCBCA and Rubicon's Articles. Generally, substantive changes to the share capital require the approval of the Shareholders by special resolution (at least two-thirds of the votes cast by Shareholders present in person or by proxy).

Rubicon does not have, and will not have immediately following the Arrangement, any classes of preferred shares authorized or issued.

Loan Capital

Rubicon does not have any debt obligations outstanding.

STOCK OPTION PLAN

For details of Rubicon's stock option plan, see the Circular under the heading "Rubicon Stock Option Plan".

RISK FACTORS

In evaluating the Arrangement, Rubicon Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to Rubicon. **See Schedule "M" – Risk Factors for certain considerations relevant to Shareholders regarding the Arrangement and their investment in the securities referred to in this Circular.** These risk factors are not a definitive list of all risk factors associated with the business to be carried out by Rubicon.

AUDITOR, REGISTRAR AND TRANSFER AGENT

Rubicon's Auditor after the Arrangement will continue to be DeVisser Gray, Chartered Accountants, 401-905 West Pender Street, Vancouver, BC V6C 1L6.

The Registrar and Transfer Agent for Rubicon after the Arrangement will continue to be Computershare Investor Services Inc., 3rd Floor - 510 Burrard Street, Vancouver, BC, Canada V6C 3B9.

MATERIAL CONTRACTS

The following are the material contracts of Rubicon, other than those entered onto in the ordinary courses of business that have been entered into within two years before the date of this Circular.

1. Employment Agreement between Rubicon and Robert G. Lewis dated August 29, 2005 pursuant to which Mr. Lewis agreed to act as chief financial officer of Rubicon in exchange of $100,000 per annum for a term of three years.

2. Amended and Restated Shareholder Rights Plan Agreement between Rubicon and Computershare Investor Services Inc. dated June 14, 2006.

3. Support Agreement between Rubicon and certain significant shareholders dated as of June 30, 2006.

4. Amended and Restated Support Agreement between Hasita S.A., Resource Marketing Services Ltd., John Tognetti, Noelle Tognetti in trust for Nicolle, Danielle and Gabriela Tognetti, Anna Clark and Rubicon dated July 5, 2006.

5. Arrangement Agreement between Rubicon, Africo, Paragon and CopperCo dated July 6, 2006.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

SCHEDULE "J"

(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

INFORMATION CONCERNING PARAGON AFTER THE ARRANGEMENT

NOTICE TO READER

The following is a summary of the business of Paragon after the Arrangement and should be read together with the more detailed information and financial data and statements contained elsewhere in this schedule and in the Circular. Except where otherwise indicated herein, all of the disclosure in this schedule is made on the basis that the Arrangement has been completed as described in the Circular.

COMPANY PROFILE

Paragon was incorporated in order to take part in the Arrangement. Paragon has applied to be listed on the TSX-V, however, there are no assurances as to if, or when, Paragon will be listed on the TSX-V, if ever. Pursuant to the Arrangement, Paragon will acquire certain assets previously owned by Rubicon which consisted of gold and base metal exploration properties in Newfoundland and Labrador. See "The Arrangement". The focus of Paragon will be the acquisition and advancement of its principal gold exploration properties in Newfoundland and Labrador and other exploration properties in Newfoundland and Labrador.

CORPORATE STRUCTURE

Name and Incorporation

Paragon was incorporated as "Paragon Minerals Corporation" under the CBCA on July 4, 2006. Paragon's head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2Z7.

Intercorporate Relationships

Paragon has no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

On September 30, 2003, Rubicon graduated to the TSX. In September, 2004, the Rubicon Common Shares began trading on AMEX.

On November 21, 2005, Rubicon announced that the Board of Directors of Rubicon had approved a corporate reorganization in order to maximize shareholder value. The reorganization would result in each of the three major asset groups, currently owned by Rubicon, forming the basis of its own clearly focused public company.

As part of the reorganization of Rubicon, Rubicon would transfer to Paragon the exploration properties in the Province of Newfoundland and Labrador and the Territory of Nunavut (the "**Newfoundland Assets**"), in exchange for shares that would be distributed to the Shareholders in accordance with the terms of the Arrangement.

Trends

Paragon will be a mineral exploration company. Accordingly, Paragon's financial success will be dependent upon the extent to which is can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Paragon has no mineral reserves and to date has not produced revenues. The sales value of any mineralization that may be discovered by Paragon is largely dependent on factors beyond Paragon's control, such as the market value of the metals produced. See "Risk Factors" and Schedule "M" – Risk Factors.

Paragon proposes to carry out the Phase I and II exploration programs discussed in this Schedule "J". See Schedule "J", "Information Concerning Paragon After the Arrangement – Description of Mineral Properties – Principal Properties, and Schedule "N" – Risk Factors". The implementation of any Phase II exploration program is independent of the results of the Phase I exploration programs but will depend on the availability of sufficient exploration funds. In addition, Paragon intends to seek and acquire additional properties worthy of exploration and development.

Prior to the completion of the Arrangement and the proposed listing of the Paragon Common Shares on the TSX-V, Paragon proposes to carry out an offering of additional securities by way of a non-brokered private placement of special warrants, to raise gross proceeds of a minimum of $3,000,000 and a maximum of $3,700,000. See Schedule "J", "Information Concerning Paragon After the Arrangement – Funds Available - Private Placement Financing".

Other than disclosed herein, Paragon is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on Paragon's business, financial condition, or results of operations as at the date of the Circular.

DESCRIPTION OF THE BUSINESS OF PARAGON

Business Objectives

Paragon's primary objective upon completion of the Arrangement is to carry out the exploration programs recommended in the "Technical Report for the JBP Linear property, Gander and Gander River Areas, NTS 2D/15 & 2E/02, Newfoundland and Labrador" dated December 9, 2005 and prepared in accordance with NI 43-101 by Larry Pilgrim, a Registered Professional Geologist and Independent Qualified Person (the "**JBP Linear Report**") and the "Technical Report for the Golden Promise Property, Badger and Grand Falls Map Sheets, NTS 12A16 & 2D/13, Newfoundland and Labrador" dated January 6, 2006 and prepared in accordance with NI 43-101 by Larry Pilgrim (the "**Golden Promise Report**") with respect to the Newfoundland Assets. See Schedule "J", "Information Concerning Paragon after the Arrangements - Principal Properties – JBP Linear Property and Golden Promise Property", respectively. If the results of the initial phases of exploration prove to be encouraging, Paragon will require additional capital prior to embarking on additional exploration work. The additional capital may come from future financings or through joint ventures or option agreements with one or more third parties. There can be no assurance that Paragon will be able to raise such additional capital if and when required. See "Risk Factors", Schedule "J", "Information Concerning Paragon After the Arrangement – Risk Factors and Schedule "N" – Risk Factors.

On May 1, 2006, the Golden Promise Property was optioned to Crosshair Exploration & Mining Corporation ("**Crosshair Exploration**"), whereby Crosshair Exploration can earn a 60% interest in the property. See Schedule "J", "Information Concerning Paragon after the Arrangements - Principal Properties – Golden Promise Property"

Competitive Conditions

The precious metal minerals exploration industry and mining business is a competitive business. Paragon will be competing with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mining properties. The ability of Paragon to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

DESCRIPTION OF MINERAL PROPERTIES

The principal and other properties of Paragon are defined into five distinct trends (or gold belts) and as base metal properties. The properties are briefly summarized below and further described in the following sections (see Principal Properties and Other properties).

Glenwood – Botwood Trend Properties, Newfoundland

1. **JBP Linear property (Principal property)** – 100% interest
2. Glenwood property – 100% interest
3. Jonathans Pond property – 100% interest
4. Wings Point property – 100% interest
5. Golden Bullet property – option to earn 100% interest
6. Appleton property – option to earn 100% interest
7. Bowater property – option to earn 100% interest

8. Linear Property – option to earn 100% interest
9. Mt. Peyton Linear property – 100% interest
10. TCH property – 100% interest
11. Huxter Lane property –100% interest, optioned to Meridian Gold Company ("Meridian") for up to 70% interest

Golden Promise Trend Properties, Newfoundland

1. **Golden Promise property (Principal property)** – 100% interest, optioned to Crosshair Exploration to earn 60% interest
2. South Golden Promise property - 100% interest, optioned to Crosshair Exploration for 60% interest
3. Barren Lake property – 100% interest; optioned to Crosshair Exploration for 60% interest
4. Victoria Lake property – 100% interest; optioned to Crosshair Exploration for 60% interest
5. Victoria Lake 10188M property – option to earn 100% interest optioned to Crosshair Exploration for 60% interest

New World Trend Properties, Newfoundland

1. New World property –100% interest

Star Track Trend Properties, Newfoundland

1. Star Track property –option to earn 100% interest

Avalon Trend Properties, Newfoundland

1. Bergs property –100% interest

Base Metal Properties, Newfoundland

1. Seal Bay property – Rubicon 51% - Falconbridge Limited 49% joint venture (not formalized)
2. West Cleary property – Rubicon 51% - Falconbridge Limited 49% joint venture (not formalized)
3. Pt. Leamington Mining Lease – NSR interest (TLC Ventures has a 100% earned interest)
4. Harpoon property – option to earn 100% interest
5. Lake Douglas East and West properties –option to earn 100% interest

Maritec Property, Baie Verte, Newfoundland

1. Maritec property– 100% interest

Incognita Property, Baffin Island, Nunavut

1. Incognita property – 100% interest

PRINCIPAL PROPERTIES

JBP Linear Property

Introduction and Terms of Reference

The following information concerning the JBP Linear property is summarized from the JBP Linear Report.

Property Description and Agreements

The JBP Linear property is located 15 kilometres west of Gander, Newfoundland, and is covered by NTS mapsheet 2D/15 and 2E/02. Access to the property is excellent with the Trans-Canada Highway crossing through the southern portion of the property. Well-maintained logging roads from the highway provide good access to various points on the property.

The JBP Linear property consists of 6 mineral licences (426 claims) covering a total area of 10,850 hectares. In April 2006, Rubicon increased the size of the JBP Linear property by regrouping existing licenses. Regrouped licences 12071M and 12073M include former mineral licences that are subject to the JBP property agreement as outlined below.

Licence	Claims	Area (ha)	Comments
6821M	2	50	Lush Property Agreement
7179M	8	200	B Property Agreement
9713M	30	750	Lush Property Agreement (former mineral license 6812)
12071M	144	5,700	Includes former mineral license 8613M and 10965M
12073M	147	1,775	
10966M	95	2,375	Includes former mineral licenses 8344M, 8415M and 8572M
	426	**10,850**	

Five of the six mineral licenses are subject to property option agreements from local prospectors and two mineral licenses were map staked by Rubicon. With the exception of the Lush property (1 payment remaining), Rubicon has a 100% interest into the optioned and staked properties. The three property option agreements covering the optioned properties are registered with the Government of Newfoundland and Labrador and summarized below.

JBP Linear Property – B Property Agreement - The B Property Agreement is an option agreement with local prospectors Gary Lewis, Cyril Reid and Paul Chafe and consists of five non-contiguous mineral licenses in the Glenwood-Gander area. One licence (7179M and associated area of influence) is included in the JBP Linear property group. Under the B Property Agreement, the mineral license(s) are subject to cash and share option payments over a 3 year period and a sliding-scale NSR relative to the price of gold payable to the vendors as follows: <US $300/oz = 2.0% NSR; >US $300-400 = 2.5% NSR; and >US$400 = 3.0% NSR. Rubicon has completed its option payments obligations and has earned a 100% interest in the mining and mineral rights to the five mineral licenses under the B Property Agreement. Rubicon must begin making advance royalty payments of $10,000 per year on December 23, 2006.

JBP Linear Property– Lush Property Agreement - The Lush Property Agreement is an option agreement with local prospector Tom Lush and consists of 3 non-contiguous mineral licenses in the Glenwood-Gander area. Two mineral licences (6821M and 9713M) are included in the JBP Linear property group. Rubicon can earn a 100% interest in the Lush property by making cash payments over 3 years ($15,000 remaining). The property is subject to a 2% NSR payable to the vendor of which Rubicon can purchase 1% for $1 million and Rubicon holds a right of first refusal on the remaining 1% NSR.

JBP Linear Property– JBP Property Agreement - The JBP property was optioned from prospectors Allan Keats, Kevin Keats and Peter Dimmell. The four optioned licenses have been regrouped into two mineral licenses 10966M and 12071M. Under the agreement Rubicon has earned a 100% interest in the optioned mineral licenses. The licenses are subject to a 2.5% NSR payable to the vendor of which Rubicon can purchase 1.5% for $5.5 million. Rubicon may purchase 0.5% portions of the remaining NSR for $500,000 each. Rubicon holds a right of first refusal on the remaining 1% NSR.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is excellent with the Trans-Canada Highway crossing through the southern portion of the property. A forestry trunk road from the highway provides access to various points on the property. The climate is typical for an Atlantic province, with pleasant summers, cool wet springs and autumns, and snowy, often windy winters. The town of Gander, the main service and transportation centre for central Newfoundland, is a modern community with all the amenities for a population of approximately 9,600 (2001 census). Rubicon maintains a field office and warehouse facility in Gander. Hydroelectricity is available from the provincial grid that cuts through the southern portion of the property.

Topography in the area is dominated by fairly broad, northeast trending ridges with intervening lower ground often occupied by linear bogs, brooks, and some larger ponds (H Pond Brook, Joe Batt's Pond, H Pond). Maximum elevation is close to 125 metres above sea level.

History

The Gander area experienced extensive gold exploration activity during the mid 1980's and early 1990's on several properties northeast and immediately west of the JBP Linear property, resulting in the discovery of several gold prospects (Knob, Bullet, Westfield, Linear). Despite this activity, little detailed work was conducted on the area now comprising the current JBP Linear property.

From 1987-1989 Noranda Exploration Company, Limited ("**Noranda**") conducted reconnaissance soil and till sampling at 500 metre intervals along three widely spaced lines (2.2 to 2.8 km) running diagonally across the H Pond-Pocket Pond area. Numerous highly anomalous gold values (up to 975 ppb gold) were obtained in the H Pond area, along the H Pond Brook and east of H Pond. No follow up work is recorded.

In 1990, Gander River Minerals carried out geological reconnaissance on the Joe Batt's Brook property that includes the northern part of former JBP Linear licence 8613M. Geochemical sampling included 12 rock samples, 147 soil samples, 30 stream silt samples and 18 panned stream silt sample. One anomalous soil area and an anomalous stream silt area (up to 1020 ppb gold) were identified. No bedrock source was found.

Between 1999 and 2000, Larry and Roland Quinlan staked two mineral licences that include the area of former JBP Linear licence 8415M and the northern part of former licence 8344M. The Quinlan's report documents prospecting and sampling by Noranda that reported high grade float (54 g/t and 55 g/t gold), plus some quartz veins in outcrop that assayed 6 g/t gold. Noranda apparently carried out geophysical (magnetic/VLF) surveys and soil geochemical work that identified a small number of soil anomalies. Information on this work is currently not available. In 1999, the Quinlan's collected 24 rock samples and 9 soil samples. Twenty-two of the rock samples were angular quartz float of which 8 samples assayed greater 1 g/t gold and one quartz float sample with heavy arsenopyrite mineralization returned 20.5 g/t gold. Two soil samples northeast of the mineralized float returned 487 and 1489 ppb gold.

In 2001, Rubicon began acquiring the JBP Linear property by optioning mineral licenses from local prospectors and map-staking selected ground. Exploration work completed by Rubicon is summarized in this report.

Regional Geology

The JBP Linear property is located within the exploits subzone near the Eastern edge of the Dunnage zone. Rocks of the Dunnage zone consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean. Evolution of the Dunnage is divided into three phases including a pre-accretionary phase, syn-accretionary phase and post-accretionary phase. The initial Cambrian to Mid-Ordovician pre-accretionary phase is marked by periods of volcanism and sedimentation in island-arc and back-arc basins. The syn-accretionary phase (or initial closure of Iapetus Ocean) resulted in the structural emplacement of Notre Dame subzone rocks over the continent of Laurentia (Taconic Orogeny) and the exploits subzone rocks over the Gondwana continental margin (Penobscot Orogeny). Continued closure of Iapetus Ocean during the Late Ordovician-Early Silurian corresponds to a period of sedimentation in fault bound basins. Post-accretion activation and reactivation of large strike-slip faults led to deposition of Silurian fluvial sedimentary and terrestrial volcanic rocks. Siluro-Devonian deformation (Salinic orogeny) resulted in crustal thickening that caused regional greenschist and amphibolite grade metamorphism and crustal melting that resulted in widespread plutonism. Subsequent faulting (possibly Alleghenian Carboniferous age) produced shallow pull-apart basins in which continental and shallow water sediments were deposited.

Williams et al. coined the term Indian Islands Belt to include four major units between the Dog Bay Line and the Gander River Ultrabasic Belt ("**GRUB**") Line. Ophiolitic volcanic and sedimentary rocks of the Gander River Complex, the Davidsville group, the Hamilton Sound group, and the Indian Islands group represent the major units

of the Indian Island Belt. The JBP Linear property is underlain by the Davidsville group rocks, which are interpreted to conformably overlie the Gander River complex.

Property Geology – Stratigraphy, Structure and Alteration

The property area is underlain by sedimentary rocks of the Davidsville group, and consists of a monotonous sequence of north-northeast trending grey to black slate and siltstone with minor red slate and sandstone units. The sedimentary rocks metamorphosed to lower greenschist facies and are variably folded and faulted. The finer grained thinner bedded sediments usually display a strong, penetrative cleavage.

Geological mapping by Rubicon indicates that the strong penetrative cleavage ("**S1**") overprints bedding ("**S0**") within the sedimentary rocks. The S1 cleavage is a consistent axial planar structure on the steep east limb of a large anticline ("**F1**"), whose axis is located farther to the west of the H Pond mineralization. Variably plunging S0/S1 intersection lineations reflect the doubly plunging nature of the regional F1 folding with the average plunge of the F1 folds being 38o towards 028o.

Graded bedding from coarse- to fine-grained siltstone indicates that most of the beds are upright, although, locally bedding is overturned by the steep forelimb of the F1 fold system. The S1 cleavage is often strongly refracted and is also deformed by a weak kinking of the layers ("**F2**"). The scale of F2 kink folds varies from centimetre to metre wavelengths. Typically, the larger scale F2 folds are proximal to significant, late faults that crosscut fabrics of the F1 fold system. F2 folds have near vertical northwest striking axial surfaces with average plunges of 56o towards 349o.

Quartz veins crosscut the S1 foliation and are folded by the F1 fold system. This relationship is interpreted to indicate that development of quartz vein systems is a late syn-tectonic structural feature. Textures in the more deformed veins are heavily modified, but vugs with drusy quartz crystals and remnants of quartz crystals formed perpendicular to the vein margin suggest that these veins formed as extensional veins. The presence of folded extensional veins and lesser deformed veins is interpreted to indicate that the development of tension vein arrays were a common occurrence during the late stages of the F1 fold systems and are possibly points of initiation of the brittle fault systems controlling the distribution of mineralized veins.

Sericite and iron carbonate alteration of the fine-grained sediments is widespread, and most intensely developed within 10's of metres to the main auriferous quartz veined zones. The iron carbonate occurs as pinprick to 3 mm granules peppered throughout the sediments with the coarser carbonate spots associated with well mineralized quartz veining. Associated with this alteration is finely disseminated to coarse granular pyrite and arsenopyrite porphyroblasts (up to 3 cm), which often propagate along bedding planes. Chlorite is developed in late fractures and veinlets with weak pervasive to fracture-controlled calcite found in local chloritic nodules. Minor gypsum or dickite veinlets and fracture coatings are present.

Deposit Types

The current exploration model is a turbidite hosted, mesothermal gold type deposit similar to the Bendigo-Ballarat goldfield deposits of central Victoria, Australia. The Bendigo-Ballarat gold deposits are found in a similar aged orogenic belt (Lachlan Fold Belt) made up of predominately quartz-rich turbidites of sandstone, slate, and siltstone. The sedimentary rocks are tightly folded and variably faulted and is interpreted to strongly controlled the location of the mineralization. Key features and exploration guides for these deposit types include:

1) Veins occur in "fields", hosted by short strike-extent faults (<1 km) in areas of 1 kilometre by 8 to 12 kilometres and parallel the structural grain.
2) Veins are hosted by large antiformal culminations.
3) The largest tonnage deposits generally occur within permeable turbidites, immediately beneath or within carbonaceous shale cap rock.
4) Gold occurs chiefly as free, coarse native gold.

5) Gold occurs within laminated fault fill quartz veins (bedding parallel thrusts), and large tonnage saddle quartz stockworks and veins, and extension veins.

6) "Ore" chutes occur along the fold hinges, and parallel to fold hinges within the laminated veins.

7) White mica (sericite), quartz, carbonate, sulphides (pyrite, arsenopyrite, and pyrrhotite) and occasional albite characterize wallrock alteration envelopes.

8) Visible alteration extends 10 metres from the auriferous veins.

According to Dominy et al. these types of coarse gold-bearing veins are characterized by high grades that are localized and erratic. Effective sampling of these veins is difficult and grade distribution can only reliably be obtained from underground development; including close-spaced sampling, bulk sampling, and trial mining. Diamond drilling is still an effective measure of geological continuity, but it is unlikely that anything above an Inferred Mineral Resource category can be estimated from surface drilling alone.

Mineralization

Significant gold-bearing quartz veins have been discovered at three main sites on the property, specifically the H Pond prospect, Pocket Ponds prospect, and Lachlan prospect.

<u>H-Pond Prospect</u>

The H Pond prospect is located along the trace of H Pond Brook in close proximity to the H-Pond Brook quartz boulder train. Twenty-three diamond drill holes (4,009 metres) at 50-metres spacing have successfully tested the mineralized quartz veins over a strike length of 450 metres and to a depth of 250 metres. Initial interpretation indicates a "main" sub-vertical multiple quartz veined zone linked to a shallower dipping "western spur", and flanked by a sub-parallel "eastern reef" zone.

The host to the quartz veining is a folded, variably altered, fine- to very fine-grained mudstone/shale with slightly grittier siltstone sections. Cutting these deformed and altered sediments are numerous, up to 16 metres wide quartz veined zones (average 5 metres) consisting of 10 to 90% (average 25%) weakly vuggy, often stylolitic, locally inclusion-rich, quartz-iron carbonate veins from <1 to 190 cm thick. Approximately 50% of the veined zones contain individual veins greater than 20 cm thick, while 7% have veins more than 100 cm thick. The zones with the thicker veins also contain the majority of the higher gold grades. The veins have several orientations though the majority trend northeast (040°) with a wide spectrum of dips from flat to vertical. Many of the veins appear folded.

Much of the quartz veining is enveloped in a 50 to 75 metres wide, steep northwest dipping package of dark grey, strong sericite-iron carbonate speckled alteration, flanked on the western (hangingwall) side by strong to intense creamy-yellow sericite alteration with iron carbonate granules peppered throughout. Locally these granules are rimmed or totally replaced by chlorite.

Accompanying the veining is finely disseminated and coarse granular pyrite and arsenopyrite porphyroblasts (up to 3 cm), which often propagate along bedding planes. The porphyroblasts are locally zoned, with pyrite overgrowths around cores of arsenopyrite, and often have quartz filled pressure fringes. Some of the finer pyrite appears to replace the iron carbonate granules. Sulphide contents reach a maximum of 15 to 20% marginal to the veins though rarely is there >1 to 2% combined in the veins themselves. Accessory minerals in the veins include iron carbonate, chlorite, sericite, dickite, talc, along with honey yellow to purple-grey sphalerite, chalcopyrite, galena, boulangerite, and visible gold. The iron carbonate usually occurs along the vein margins. The visible gold also was found near the vein margins or just in the adjacent wallrock.

Pocket Ponds Prospect

The Pocket Ponds prospect is located under and to the west of East Pocket Pond, approximately 2.5 kilometres southwest of the H Pond prospect. Three diamond drill holes (639 metres) and two trenches have been completed on the Pocket Pond prospect. Two significant quartz veined zones, including one with visible gold, have been traced over approximately 50 metres by coring and trenching. The steep west-dipping (60° to 70°), sub parallel quartz veined zones are approximately 8 to 16 metres wide, are comprised of 10 to 35% vein material, and are about 200 metres apart. The easternmost veined zone was traced 150 metres below surface.

Lachlan Prospect

The Lachlan prospect is exposed in a series of trenches approximately 400 metres south of the Trans Canada Highway. Detailed mapping and channel sampling by Rubicon in 2004 and 2005 has outlined two sub-parallel, steep dipping, northeast striking, 2 to 10 metre wide, 40+ metre long multiple quartz veined zones carrying significant gold values of up to 8.5 g/t gold over 0.5 metres. Individual veins vary in width from 5 to 80 centimetres. Alteration of the folded, fine-grained metasedimentary host rocks consists of iron carbonate spotting and sericite; similar to the other prospects described above.

Exploration

Since 2002, Rubicon has completed extensive prospecting, geological mapping, soil sampling, trenching, airborne and ground geophysical surveys and diamond drilling on the JBP Linear property. This has included 4,947.5 metres of diamond drilling in 28 holes, 603 line kilometres of airborne magnetic and electromagnetic surveys, 8.4 kilometres of induced polarization (IP) geophysical survey, 9.3 kilometres of linecutting, excavated 15 trenches, collected 5,346 B-Horizon soil or humus samples, 7 lake sediment samples, 854 grab/float rock samples, 172 channel samples. Property reports by Moore and MacVeigh (2004a, 2004b, and 2005) cover exploration work by Rubicon since 2002. This work is summarized below.

Prospecting and Rock Sampling

In June 2002, Rubicon prospectors Suley and Al Keats discovered visible gold in quartz float along the shore of Gander Lake, as well as panning gold at the Gander Lakeshore showing and near the current Lachlan prospect. During the summer of 2003, Rubicon's prospecting crew of Sandy Stares and Rick Crocker located abundant quartz float over a 3 kilometre trend between H Pond and Pocket Ponds, including a major, 800 metres long, quartz boulder train exposed along H Pond Brook. One sample of quartz vein float from along the brook assayed 159 g/t gold, while 19 of 53 samples averaged better than 3 g/t gold. Visible gold was reported from seven of these samples. The abundance, size, and angularity of the quartz float suggested a very local bedrock source.

Trenching carried out in January 2004 exposed a mineralized quartz vein system at Pocket Ponds. Grab samples returned up to 22.6 g/t gold. Subsequent diamond drilling by Rubicon in August and September 2004 discovered the H Pond prospect along H Pond Brook and the Pocket Ponds prospect near East Pocket Pond. Continued prospecting by Rubicon personnel has encountered several mineralized quartz boulder trains and quartz veins in bedrock, notably at Pocket Ponds prospect, Lachlan prospect, and the "Blondie-Marilyn" area.

Since work began in 2002, approximately 584 float and bedrock samples have been submitted for gold and geochemical analysis. Additionally, another 172 channel samples were obtained from trenches at the Lachlan prospect.

Soil Sampling

A total of 5,346 B-horizon soil and humus samples have been collected on the JBP Linear Property since 2003. The field sampling protocol specified the collection of the B-horizon, and if that was not possible,

then a humus sample was collected. The sampling was initially undertaken in areas of anomalous gold bearing quartz boulders at a sample spacing of 25 metres and line spacing of 100 to 200 metres as part of an orientation survey. Positive results prompted the expansion of the program whereby sample coverage now encompasses a 2 to 2.5 kilometre wide corridor from Gander Lake on the south to 1.5 kilometres north of H Pond on the north; a distance of 14 kilometre at a line spacing of 100 to 400 metres.

Northeast to north-northeast trending gold soil anomalies of up to 541 ppb gold have been outlined on the property. Approximately 7% of the samples analyzed returned anomalous gold. Arsenic values in the soils typically show a poor correlation with individual elevated gold values, but higher arsenic analyses do generally occur within the broader zones of elevated gold. Many of the elevated gold values occur in areas of gold-bearing quartz float which suggests the float is locally derived.

Trenching

Fifteen trenches were excavated during 2004 in three areas of the property where quartz float trains or bedrock quartz veining were located. The three areas are: 1) Pocket Ponds prospect; 2) Lachlan prospect; and 3) "Blondie-Marilyn" Area.

At Pocket Ponds prospect, five trenches in three areas were completed. Rubicon's first trench on the JBP Linear Property was excavated along the shoulder of a new woods road, approximately 2 kilometres north of the Trans-Canada Highway. Grab samples returned a high of 22.6 g/t gold while very limited channel sampling assayed 1.5 g/t gold across 0.6 metres. Four more trenches examined areas immediately to the west of East Pocket Pond where auriferous quartz float and/or gold-in-soil anomalies were outlined. However, bedrock was only reached in two. A north-northeast striking, 10 to 50 cm wide, arsenopyrite-bearing quartz vein system was intermittently exposed in two trenches with individual grab samples assaying as high as 25.5 g/t gold, including six samples with greater than 5 g/t gold, and eleven greater than 1 g/t gold.

Five trenches were excavated at the Lachlan prospect located approximately 400 metres south of the Trans-Canada Highway. One trench uncovered a quartz-veined zone that was initially discovered by prospecting (up to 15.8 g/t gold in grabs). Subsequent mapping outlined a north-northeast trending, 10 metres wide and 45 metres long zone comprised of several 10 to 80 cm wide quartz and quartz-ankerite veins. The veins are hosted by variably altered, foliated, and folded fine-grained metasediments and generally trend parallel to the foliation. Sulphide content of the veins rarely exceeds 5% and consists primarily of arsenopyrite with lesser amounts of pyrite and chalcopyrite. Alteration of the host sediments consists of iron carbonate spotting, sericite, and porphyroblastic pyrite; which all intensify towards the veining. The best channel sample from this veined zone returned 0.96 g/t gold over 1.0 metre.

A second, sub-parallel quartz veined zone at Lachlan was exposed in another trench located 75 metres to the east-northeast. Here, two narrow, 2 to 10 cm wide, arsenopyrite-bearing quartz veins are traceable for approximately 40 metres along a north-northeasterly strike. Two of the better channel samples across the zone returned 6.8 g/t gold and 8.5 g/t gold, both across 0.5 metres.

The third trenched area ("Blondie-Marilyn" Area) included five individual trenches located approximately 500 metres southeast of the H Pond prospect. The trenching was following up on two quartz float trains discovered by prospecting and several multi-station gold-in-soil anomalies. Minor bedrock was encountered in only two of the trenches and no quartz veining was found.

Airborne Geophysical Survey

Fugro Airborne Surveys of Mississauga Ontario completed a DIGHEMV-DSP airborne geophysical survey over a portion of the JBP Liner Property between June 18 and June 24, 2003. A total of 1,671 line kilometres were flown as part of a helicopter-supported, multi-frequency electromagnetic and horizontal gradient magnetic survey utilizing east-west oriented lines spaced at 75 metres intervals. Of this total, 603 kilometres are on the JBP portion of the block.

Results reveal a series of north-northeast and northeast striking structures/breaks as resistivity lows which segment domains of contrasting magnetic susceptibility and resistivity roughly coincident with what has been mapped as being underlain by Davidsville Group sediments. East of this, an area of higher magnetic relief is defined that appears to correspond with the portion of the area mapped as being underlain by rocks of the GRUB. The magnetic data also detect a series of north-northeast and northwest-striking linear magnetic features extending over distances of 2 to 10 kilometres that may in part correlate with small, fine to medium grained, intrusive gabbroic bodies interpreted to be Siluro-Devonian in age and probably related to the Mount Peyton batholith to the south. Based on crosscutting relationships defined by the magnetic data it appears that the dyke swarms are of two ages: an older northeast striking set and a younger northwest striking set. Neither set of dykes appears to cross cut the Mount Peyton plutonic suite suggesting correlation with the Mount Peyton batholith is possible. Diamond drilling at the H Pond Prospect has intersected a narrow, strongly magnetic ultramafic dyke that correlates directly with one of the northwest trending magnetic highs.

Diamond Drilling

A total of 4947.5 metres of diamond drilling in 28 holes have been completed at the JBP Linear Property since August 2004. The drilling has focussed on the H Pond and Pocket Ponds Prospects plus some nearby float and soil anomalies. It was carried out in two campaigns: August to September 2004 and January to March 2005. Petro Drilling of Springdale, NL carried out the work using a Boyles Brothers 37 drill rig equipped to drill NQ sized core. Drill samples from the program were sent to Eastern Analytical Labs in Springdale, Newfoundland for gold analysis while the other half was returned to the core tray and stored in metal racks set up at the logging facility. Gold analyses were carried out using a combination of metallic screening and 30-gram (1 A.T.) fire assay techniques. Quality control was monitored by inserting a blank at regular intervals (every 20th sample) and by analyzing two different known standards with each sample batch. After the gold analyses were complete, the remaining pulps were shipped to ALS Chemex Labs in Vancouver, BC for 27-element multi-acid digestion ICP analysis as well as some check assaying for gold.

2004 Drilling

A diamond drill program comprising 1395.5 metres in 8 holes was completed on the JBP Linear Property between August 7th and September 3rd, 2004. Six of the holes (HP-04-01 to HP-04-06) tested the H Pond Prospect (1045.3 metres) while the remaining two holes (HP-04-07, HP-04-08) were collared at the Pocket Ponds prospect (350.2 metres). The program was successful in identifying gold-bearing quartz vein systems beneath H Pond Brook and under East Pocket Pond.

Significant intersections from the H Pond prospect include 8.08 g/t gold over 1.1 metre and 12.39 g/t gold over 0.5 metre, both within a broader interval of 0.75 g/t gold over 44.45 metres from HP-04-01; 2.25 g/t gold over 4.8 metre from HP-04-02; 11.70 g/t gold over 3.4 metre, including 124.5 g/t gold over 0.3 metre from HP-04-03; and 8.73 g/t gold over 2.1 metre including 15.69 g/t gold and 17.85 g/t gold over 0.5 metre and 0.4 metre respectively from HP-04-04. Drillhole HP-04-07 intersected 6.63 g/t gold over 1.7 metres including 25.25 g/t gold over 0.4 metres at the Pocket Ponds prospect.

2005 Drilling

A diamond drill program comprising 3552 metres in 20 holes was completed on the JBP Linear Property between January 13th and March 19th, 2005. This diamond drill program evaluated the H Pond and Pocket Ponds prospects discovered by diamond drilling in 2004 as well as testing two areas with coincident gold-in-soil ± quartz float + weak IP chargeability anomalies to the east and west of H Pond Brook. Seventeen of the holes tested the H Pond prospect (HP-05-09 to HP-05-23 inclusive, HP-05-25, HP-05-26: 2964.3 metres) while one hole each was collared 350 metres west of H Pond Brook (HP-05-24: 154.2 metres) and 300 metres east of the brook (HP-05-27: 145.1 metres) respectively. The final hole of the winter campaign was collared near East Pocket Pond (HP-05-28: 288.3 metres), 2.6 kilometres along strike to the southwest of the H Pond prospect.

Some of the better intersections from the H Pond prospect are 9.79 g/t gold over 1.15 metres including 14.40 g/t gold over 0.5 metres (HP-05-15), 6.91 g/t gold over 1.85 metres including 31.75 g/t gold over 0.35 metres (HP-05-11), and 9.02 g/t gold over 0.8 metres including 15.02 g/t gold over 0.4 metres (HP-05-09). At East Pocket Pond, the best values returned from HP-05-28 are 5.37 g/t gold over 1.55 metres including 13.99 g/t gold over 0.4 metres.

The H Pond prospect is defined over a 450-metre strike length and vertical depth of almost 250 metres. The prospect is open in all directions, most notably to the northeast. Visible gold has been observed along 400 metres of its length in 12 of 20 holes specifically drilled into the prospect. Preliminary interpretation indicates a steep west dipping, northeasterly striking multiple quartz veined "Main Zone", linked to a shallower dipping "Western Spur", and flanked by a sub-parallel "Eastern Reef" zone. Although data is limited, a shallow southeasterly plunge of higher-grade mineralization is suggested.

At the Pocket Ponds prospect, two 8 to 16 metre wide, pyrite-arsenopyrite bearing quartz veined zones, comprised of 10 to 35% vein material, were cored in HP-05-28. One zone contained the first occurrence of visible gold at this prospect. Both zones can be traced a minimum of 50 metres along strike, while the best mineralized zone from HP-04-07 (25.23 g/t Au across 0.4 metres) was also extended 100 metres down dip to 150 metres below surface.

Although only weakly auriferous (1.04 g/t gold over 0.30 metres), a quartz vein system with similar alteration characteristics as the above prospects was intersected in HP-05-27, 500 metres to the southeast of the H Pond Prospect ("Blondie-Marilyn" area). Because the single drill hole collared into quartz veining, the overall width and gold tenor of the zone have yet to be established.

Drilling to the west of H Pond Brook (HP-05-24) intersected minor quartz veining within weakly altered rocks with sparse sulphide and gold mineralization.

Recommendations

Based on the encouraging results of exploration conducted to date, a two-phase program on the JBP Linear Property is envisaged. The Phase 1 program, consisting of 1350 metres of diamond drilling and continued trenching at Pocket Ponds is recommended for 2006. The projected budgeted cost of this program is $200,000. The recommended Phase 2 program comprises diamond drilling (2000 metres) and trenching at the H Pond Prospect, and diamond drilling (up to 1500 metres) of several new prospects discovered through ongoing prospecting and geochemical surveys. Anticipated costs are estimated to be $500,000.

The Phase 1 exploration program is recommended to consist of continued evaluation of the Pocket Ponds prospect by diamond drilling and trenching and some follow-up drilling in the "Blondie-Marilyn" area. The two existing trenches near drill hole HP-05-28 at Pocket Ponds should be expanded to fully expose a robust gold-bearing quartz veined zone, especially on higher ground to the south-southwest. The resulting exposure should be mapped and channel sampled as only grab samples have been collected to date. Continued diamond drilling (9 holes, 850 metres) is recommended to delineate this exposed Pocket Ponds zone at 50 metre step outs over a 200 metre strike length. An additional two holes (350 metres) are warranted to test a coincident quartz float/Au-As soil anomaly roughly 200 metres to the north. One hole totalling 150 metres should be drilled in the "Blondie-Marilyn" area, grid west of HP-05-27 to fully assess the altered, weakly auriferous quartz veined zone into which HP-05-27 collared.

The Phase 2 program is recommended to comprise continued evaluation of the H Pond prospect where both infill and step out drilling along with trenching is required to further assess the continuity and extent of the gold mineralization. A minimum of 14 holes, totalling 2000 metres is necessary to intersect the known zones at 50 metres centres to approximately 100 metres below surface. The proximity of the surface projection of the H Pond prospect to H Pond Brook and its boggy flood plain limits trenching possibilities. However, one area that would be amenable to excavation is located on higher ground between L13500N and L13600N around 9950E. Continued ground exploration work on the JBP Linear Property (prospecting, mapping, soil sampling) will dictate where additional drilling and/or trenching are required. Based on the multiple gold discoveries made to date, at least 1500 metres of drilling, in addition to the 2000 metres already allocated for the H Pond prospect, is envisaged. One target already

defined is a strong Au-As soil anomaly located 500 metres to the southwest of the H Pond Prospect. A budget of $500,000 is necessary to complete all the components of the Phase 2 campaign.

Phase 1 Budget	
Diamond Drilling (1350m)	$108,000
Trenching (10 days)	$ 15,000
Assays	$ 25,000
Wages (incl. drilling/trenching)	$ 24,000
Vehicles (Trucks/ATV/gas etc)	$ 4,000
Field Office/Core Shack & Supplies	$ 2,500
Accommodation/Food etc.	$ 3,000
Contingences (10%)	$ 18,500
Total	**$200,000**

Phase 2 Budget	
Diamond Drilling (3500 metres)	$280,000
Trenching (15 days)	$ 22,500
Assays	$ 60,000
Wages (incl. drilling/trenching/mapping etc)	$ 65,000
Vehicles (Trucks/ATV/gas etc)	$ 12,500
Field Office/Core Shack & Supplies	$ 6,000
Accommodation/Food etc.	$ 9,000
Contingences (10%)	$ 45,000
Total	**$500,000**

References

Dominy, S.C., Johansen, G.F., Cuffley, B.W., Platten, I.A., and Annels, A.E. (2000): Estimation and Reporting of Mineral Resources for Coarse Gold-bearing Veins; Exploration and Mining Geology, Volume 9, No. 1, pp.13-42, (**"Doming, et al."**)

MacVeigh, J.G. (2004a): Assessment Report on Soil Sampling on Part of JBP (Joe Batt's Pond Linear) Property, Licence 8572M (2nd Year), NTS 2D/15, Newfoundland and Labrabor, 9p. (**"MacVeigh(2004a)"**)

MacVeigh, J.G. (2004b): Assessment Report on Soil Sampling on Part of Glenwood Break Property (Joe Batt's Linear Project Area), Licence 8607M (2nd Year), NTS 2D/15, 2E/02, Newfoundland and Labrador, 9p. (**"MacVeigh(2004b)"**)

MacVeigh, J.G. (2005): Report on Prospecting, Rock Sampling, Soil Sampling, Trenching, Linecutting, and IP Survey on part of the Glenwood Break Property, Licences 6821M (6th Year), 8344M (3rd Year), 8415M (3rd Year), 8572M (3rd Year), 8607M, 8613M, 8616M, 8617M, & 9684M (2nd Year), NTS 2E/02 & 2D/15, Newfoundland, 16p. (**"MacVeigh(2005)"**)

Moore, P.J. (2003): Report on Work, Airborne Geophysical Surveys, Prospecting and Rock Sampling on the Glenwood Break Property; Licences 6821M, 6823M, 7182M, 8414M, 8473M, 8572M, 8687M, 8607M, 8613M, 8614M, 8615M, 8616M, 8617M, & 9684M, 8 p. (**"Moore"**)

Williams, H., Currie, K. L., and Piasecki, M.A.J. (1993): The Dog Bay Line: A major Silurian tectonic boundary in northeastern Newfoundland. Canadian Journal of Earth Sciences, Volume 30, p. 2481-2494, (**"Williams et al"**)

Golden Promise Property

Introduction and Terms of Reference

The following information concerning the Golden Promise property has been summarized from the technical report entitled "NI 43-101F1 Technical Report for the Golden Promise property, Badger and Grand Falls Map Sheets, NTS 12A16 & 2D/13, Newfoundland and Labrador" dated January 6, 2006 and prepared in accordance with National Instrument 43-101 by Larry Pilgrim, a Registered Professional Geologist and Independent Qualified Person.

Property Description and Agreements

The property consists of 10 mineral licenses (1,424 claims) covering an area of 35,600 ha. The size of the property has changed since the writing of the NI 43-101 report dated January 6, 2006 with two mineral licences (11016M and 11018M) allowed to lapse and the Goldstream option (8897M) returned to the property vendor. The aggregate land position consists of both optioned and staked property 100% owned by Rubicon. A total of 198 claims are subject to underlying option agreements.

Licence	Claims	Area (ha)	Comments
8904M	6	150	Otter Brook Property Agreement
8947M	22	550	
11033M	256	6400	Includes parts of former licenses 8859M, 8864M and 8868M
11034M	217	5425	Includes parts of former licences 8859M and 8868M
11017M	112	2800	
11028M	256	6400	Includes parts of former licences 8864M and 8868M
11029M	256	6400	Includes parts of former licences 8859M, 8864M and 8868M.
11057M	42	1050	
11062M	147	3675	
11347M	110	2750	
8897M	0	0	Goldstream Agreement terminated
11016M	0	0	Licence lapsed (157 claims, 3925 ha)
11018M	0	0	Licence lapsed (55 claims, 1375 ha)
	1,424	**35,600**	

Golden Promise – Mercer Option - A portion of the property immediately surrounding the Jaclyn Zone (192 claims; 4,800 ha) is subject to an option agreement with Mr. Bill Mercer with payments totalling $230,000 of which $155,000 has been paid and 100,000 Rubicon Common Shares which has all been issued. There is an underlying 2% NSR to Mr. Mercer of which Rubicon can purchase 1% NSR for $1 million at any time. Annual advance royalty payments of $20,000 are due to the vendor beginning in June 2007. The property was regrouped in May 2005 and licences of the Golden Promise agreement with Mr. Mercer (8859M, 8864M and 8868M) now form parts of licences 11028M, 11029M, 11033M and 11034M as outlined above.

Otter Brook Option - The Otter Brook (OB) Property is a single mineral license (8904M) of 6 claims covering an area of 150 hectares. The OB property is under option from prospector Stephen Courtney and Newfoundland and Labrador Minerals Ltd. whereby Rubicon can earn a 100% interest by making cash payments totalling $35,000 over 3 years. A 2% NSR is payable to the vendors of which 1% NSR can be purchased by Rubicon for $1 million.

On May 1, 2006, the Golden Promise Property was optioned to Crosshair Exploration. Under the terms of the agreement, Crosshair Exploration must spend $4.0 million over four years, including $750,000 firm in the first year, make share payment payments totalling 80,000 common shares in the Capital of Crosshair Exploration including 20,000 common shares firm in the first year and make underlying property payments, to earn a 60% interest in the project. See Schedule "J", "Information concerning Paragon after the Arrangement - Material Contracts".

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is located immediately west of the town of Grand Falls-Windsor and encompasses the town of Badger and occurs entirely within NTS sheets 12A/16 and 02D/13. Access to the property is excellent along several logging and skidder roads and by the Trans-Canada and Buchans highways, which transect the property. Northeast trending topographic features, which consist of low, northeast trending ridges and valleys, parallel the many ponds and rivers occurring on the property. Glacial features on the property suggest a dominant episode of north-eastward ice flow as exemplified by striations with an average orientation of 58°, although locally striations vary from 30o/210o to 90o/270o throughout the property, indicative of various ice flow events.

History

Few mineral exploration companies targeted the Badger area prior to Rubicon initial work in 2002, and interest in the region has traditionally been focused on base metal volcanogenic massive sulphides (e.g. Buchans, Duck Pond) within volcanic belts located west and south of the property. Although the area of Golden Promise diamond drilling has periodically been staked prior to 2002, there is no record of any prior gold focused ground exploration in the area surrounding the Jaclyn Zone, however limited ground work has been completed over portions of the property including the Tom Joe Option and the Three Angle Pond Area.

In the spring of 2002, local prospector Mr. William Mercer collected samples from quartz float exposed following a major forest fire that swept through the area in 1999. One composite sample from approximately ten boulders assayed 30 g/t Au. Based on this occurrence, Rubicon optioned the property from Mr. Mercer in May 2002.

Regional Geology

The property is located within the Exploits subzone near the western edge of the Dunnage Zone. Rocks of the Dunnage Zone consist of volcanic, volcaniclastic and sedimentary rocks of island-arc and back-arc affinity interpreted to represent vestiges of the Iapetus Ocean. Evolution of the Dunnage is divided into pre to syn-accretionary and post-accretionary phases. The initial Cambrian to Mid-Ordovician pre to syn-accretionary phase is marked by periods of volcanism and sedimentation in island-arc and back-arc basins. The syn-accretionary phase (initial closure of Iapetus Ocean) resulted in the structural emplacement of Notre Dame subzone rocks over the continent of Laurentia (Taconic Orogeny) and the Exploits subzone rocks over the Gondwana continental margin (Penobscot Orogeny). Continued closure of Iapetus during the Late Ordovician to Early Silurian corresponds to a period of sedimentation in fault bound basins. Post-accretion activation and reactivation of large strike-slip faults led to deposition of Silurian fluviatile sedimentary and terrestrial volcanic rocks. Siluro-Devonian deformation (Salinic orogeny) resulted in crustal thickening that caused regional greenschist and amphibolite grade metamorphism and crustal melting that resulted in widespread plutonism. Subsequent, possibly Alleghenian, Carboniferous faulting produced shallow pull-apart basins in which continental and shallow water sediments were deposited. The Dunnage Zone is divided into the Notre Dame and Exploits subzones, separated by the Red Indian Line. The line is an extensive fault system interpreted to separate rocks originating from opposing sides of the Iapetus Ocean that were not linked until the late Llanvirn to early Llandeilo.

Kean et al. divide the Badger map area (NTS 12A/16) into numerous lithostratigraphic units, many of which have been further separated on the basis of lithology. These units range in age from Middle Ordovician and older to Devonian, and comprise sedimentary, extrusive and intrusive rock types. Rocks of the Victoria Lake Supergroup are stratigraphically overlain by a regionally extensive sequence of Carodocian black shale which separates rocks of the Victoria Lake Supergroup to the south from overlying Ordovician to Silurian siliciclastic sediments of the Badger Group to the north. The Badger Group sediments are comprised of a flyschoid sequence of argillite, greywacke and conglomerate that ranges in age from Middle Ordovician to Early Silurian age.

Property Geology – Stratigraphy, Structure and Alteration

The property is mapped as being underlain by Badger Group sediments located north of, and presumably up sequence of a conformable contact with Carodocian black shales, which in turn overlie Middle Ordovician epiclastic and sedimentary rocks of the Victoria Lake Supergroup. Stratigraphy in the area is mapped as being upright and

moderately to steeply dipping (50° to 90°) with attitudes influenced by open to sub-isoclinal upright folds that plunge moderately towards the northeast. Mafic dykes are observed to intrude the local stratigraphy and occupy the same structure as gold bearing quartz veins of the Jaclyn Zone. The Siluro-Devonian Skull Hill Intrusive Complex and Hodges Hill granite batholith intrude the property to the north and north-northeast, respectively.

The Victoria Lake, Caradoc and Badger stratigraphy has been deformed about tight to isoclinal, upright, northeast plunging folds. F1 folds appear to be cut by the 411±6 Ma Hodges Hill granite stock in the north. This supports a late Taconic to early Salinic age (445-411 Ma) for the earliest deformation ("D1"), related to the juxtaposition of the Exploits Subzone with Laurentian overlap rocks, across the Red Indian Line. Quartz veins and major fault zones throughout the area trend northeast and are related to deformation during formation of F1 folds. The F1 folds are cut by brittle fault zones that strike NE (045o) sub-parallel to the axial trace of the F1 folds (070o and 110o to 120o). The 070o orientation is correlative to that which hosts the Jaclyn Zone vein system. These structures likely developed due to late-stage brittle accommodation following "locking-up" of tightly appressed F1 folds. These structures tend to be multiply reactivated over time and regionally have been shown to act as conduits for mineralized fluids and mafic to felsic intrusives. Narrow (50 to 100 metre) and continuous, magnetic mafic and felsic dykes occupy structures oriented in similar (120o and 070o and 045o) ways as the brittle fault zones discussed above. These are most obvious in the northern part of the property and share a similar distribution to the brittle structures. At the Jaclyn Zone, a mafic dyke pervades the same structure (070o) as the gold bearing vein.

Alteration on the Golden Promise property associated with the veining generally extends to 10 to 15 metres either side of the zone, but varies somewhat from rock type to rock type. The most pronounced alteration is developed in fine-grained mudstone where light green 1 to 10 mm clots, splotches, and bladed textured entities of silica-sericite-carbonate often coalesce into massive alteration sections. Locally, a yellowy green, more pervasive looking, sericite-iron carbonate alteration has developed. Superimposed on both above types of alteration, and most strongly developed immediately adjacent to the main vein, is a granular, black, carbonaceous, fracture-controlled "spider-web" to patchy textured, locally bedding replacement alteration. Scattered grains of mostly arsenopyrite with lesser pyrite and pyrrhotite, occur within the altered zones, but are most abundant immediately adjacent to the main vein. Some hairline pyrite fractures develop within 1 metre of the vein margin. A carbonatized, buff coloured, 0.5 to 1.2 metre thick steeply dipping, though laterally restricted mafic dyke with chilled contacts cuts all rock types including the mineralized quartz vein.

Deposit Types

Gold bearing quartz veins at Golden Promise are hosted within Lower Ordovician to Silurian metasedimentary rocks of the Victoria Lake Group and the Caradocian shale. The style of veining, mineralization, alteration, host rock and tectonism most closely resembles other turbidite-hosted (or slate belt) gold deposits throughout the world. Examples are the turbidite-hosted gold deposits of the Lachlan Fold Belt in central Victoria, Australia. These deposit types are characterized by the following geologic elements as described by Johansen (2001):

1) Veins occur in "fields", hosted by short strike-extent faults (<1 km) in areas of 1 km by 8 to 12 km and parallel the structural grain.
2) Veins are hosted by large antiformal culminations.
3) The largest tonnage deposits generally occur within permeable turbidites, immediately beneath or within carbonaceous shale caprock.
4) Gold occurs chiefly as free, coarse native gold.
5) Gold occurs within laminated fault fill quartz veins (bedding parallel thrusts), and large tonnage saddle quartz stockworks and veins, and extension veins.
6) "Ore" chutes occur along the fold hinges, and parallel to fold hinges within the laminated veins.
7) White mica, quartz, carbonate, sulphides (pyrite, arsenopyrite and pyrrhotite) and occasional albite characterize wallrock alteration envelopes.
8) Visible alteration extends approximately 10 metres from the auriferous veins.

According to Dominy et al. these types of coarse gold-bearing veins are characterized by high grades that are localized and erratic. Effective sampling of these veins is difficult and grade distribution can only reliably be obtained from underground development; including close-spaced sampling, bulk sampling, and trial mining. Diamond drilling is still an effective measure of geological continuity, but it is unlikely that anything above an "Inferred Resource" category can be estimated from surface drilling alone.

Mineralization

The gold-bearing quartz veins at Golden Promise are milky white to grey in colour, comb-textured to locally vuggy, often stylolitic to banded, and inclusion rich. Visible gold distribution within a vein is generally restricted to 10-20 cm thick zones, often close to vein margins. Gold occurs as: i) specks (0.1 mm) to coarser 3 mm flakes along short fractures oriented perpendicular to the vein margin (comb quartz crystal boundaries); ii) along stylolitic seams with fine-grained arsenopyrite; iii) as scattered specks along rusty fractures parallel to the vein boundary; and, iv) and less commonly as isolated grains in massive quartz.

Accessory minerals include calcite, chlorite, sericite, iron carbonate, arsenopyrite, pyrite, galena, sphalerite, and chalcopyrite. Wall rock inclusions locally contain abundant arsenopyrite with lesser pyrite. Hosting the veins are predominantly very fine grained, weakly to well bedded mudstone/greywacke intercalated with more granular arkosic greywacke, and massive arkoses with mudstone clasts to 2 cm. Very well preserved sedimentary structures such as load casts, flame structures, scours, and graded bedding suggest an upright facing, relatively shallow north northeast dipping sequence. Alteration associated with the veining extends for several metres to 15 metres either side of the zone, but varies somewhat according to rock type. The most pronounced alteration is developed in fine-grained mudstone where light-green 1 to 10 mm spots and fracture alteration consisting of silica-sericite-carbonate locally coalesce into massive alteration sections. A thick (up to 1.2 metres) steeply dipping mafic dyke with chilled contacts cuts all rock types including the mineralized quartz vein.

Known gold zones on the Golden Promise property include the Jaclyn, Jaclyn South and Jaclyn North zones, the Christopher Zone and the Shawn's Shot Occurrence.

<u>Jaclyn, Jaclyn South and Jaclyn North Zones</u>

The Jaclyn Zone is sub-vertical (80 to 85°) dipping mainly steeply to the southeast though to the east it dips steeply to the northwest, while its strike varies from 070° to 090° (true). The Jaclyn Zone vein system attains an estimated true thickness of close to 4 metres, with individual veins up to 2.7 metres thick. The Jaclyn Zone is currently defined, by drilling, over a strike length of 375 metres and to a vertical depth of 192 metres.

The Jaclyn South Zone comprises three quartz vein zones, as follows:

- The first with a thickness of 3.4 metres with no arsenopyrite or visible gold noted within the vein with only minor (1%) pyrite and few (5%) wall rock inclusions;
- The second vein is 30 cm quartz vein is laminated and contains up to 2% arsenopyrite and 1% pyrite and at least 25 specks of visible gold.
- A third, 40 cm wide quartz vein is milky white in colour, brecciated and contains trace arsenopyrite. No visible gold was noted.

The Jaclyn South Zone is indicated at surface by abundant quartz vein float that contains occasional visible gold and arsenopyrite. The lateral extent of the Jaclyn South Zone is uncertain, as it has only been tested with 2 diamond drill holes spaced 100 metres apart. The Jaclyn South Zone is not exposed at surface. Core axis angles of quartz veins in diamond drill core along with the trend of the quartz boulder train that overlies the Jaclyn South Zone, indicate that the vein Zone has a likely strike of 070o and dips south east at ~80o, a similar orientation as the Jaclyn Zone.

The Jaclyn North Zone comprises three sub-parallel (strike 070° with north-westerly dips of 55° to 60°) mineralized quartz vein zones, as follows:

- Zone one is a 35 cm thick (15 cm estimated true thickness) laminated quartz vein containing 1 to 2% arsenopyrite and pyrite, trace chalcopyrite, galena and sphalerite. 20 grains of visible gold were noted within the vein;
- Zone two is a single narrow (2 cm) quartz vein containing 4 specks of visible gold;
- Zone three is a 2.8 metre thick (1 metre estimated true thickness) quartz vein. The vein contains significant arsenopyrite (2 to 3%) and pyrite (1%) with a minimum of 9 specks of visible gold.

The Jaclyn North Zone is indicated at surface by abundant quartz vein float that contains occasional visible gold and arsenopyrite. The lateral extents of the Jaclyn North Zone are uncertain as it has only been tested with one diamond drill hole and is not exposed at surface.

Christopher Zone

The Christopher Zone is a 2-metre wide composite vein zone with a main central quartz vein measuring 0.4 to 1.8 metres wide. The exposed vein zone has a known strike length of 35 metres and has been intersected by diamond drilling at a vertical depth of 28 metres. The central portion of the vein is comprised of massive, milky-white quartz with the margins being characterized by laminated and stylolitic textures. Arsenopyrite (trace to 2%) occurs mainly as disseminated anhedral masses within massive quartz in areas of angular wallrock inclusions, and as disseminated euhedral grains within, and proximal to, stylolitic laminae. Visible gold has been noted at surface in one place at the Christopher Zone and assays up to 3.8 g/t Au have been obtained from grab samples. The quartz veining exposed at the Christopher Zone, and the quartz float train aligned with the Jaclyn Zone both exhibit textures similar to the Jaclyn Zone, and thus, dramatically increases the possible extent of mineralization within the Jaclyn Area.

Shawn's Shot Occurrence

Gold-bearing quartz veins in bedrock also exist at Shawn's Shot (7 km west-southwest of Jaclyn) where a 35 cm quartz vein assayed 100.5 g/t gold. The vein outcrops along the bank of the Exploits River and is exposed over a strike length of 2 metres before proceeding beneath the river. The vein strikes SE (120o) and dips sub-vertically.

Exploration

Exploration since June 2002 on the Golden Promise property comprises a total of 5,736.31 metres of diamond drilling in 46 holes, 8,250 line kilometres of airborne magnetic and electromagnetic surveys, ground geophysical surveys on 20 line kilometres of grid, excavation of 16 trenches, collection of 5,624 B-horizon soil samples, 226 MMI (Mobile Metal Ion) soil samples over the Jaclyn West area and the Shawn's Shot and Branden gold occurrences, 2,334 rock float, grab and channel samples and regional (1:50,000 scale) and detailed geological mapping (1:500 scale). The majority of the work, including 30 diamond drill holes has focused on the Jaclyn Zone, however regional exploration work has identified at least 6 areas of significant gold mineralization. Drilling programs during August 2002, Fall 2003 and Spring 2004 along with the airborne survey were completed with financial support (~$412,000) from the Newfoundland and Labrador Government's Junior Company Exploration Assistance Program (JCEAP).

Prospecting

Since June 2002, a total of 2,334 rock samples have been collected from the Golden Promise property. Since that time prospecting has been completed over most of the easily accessible areas, particularly roads and trails that are amenable to truck or ATV travel. At its peak, up to five teams of two prospectors and/or geologists completed geological mapping and ground follow-up prospecting of airborne structures and anomalous lake, soil, and rock samples. An extensive network of logging roads provided access to the majority of the property by truck and ATV, while power lines and rivers were traversed on foot. Key target areas were 045o, 070o, 110o trending structures such as faults and magnetic dykes visible on the airborne geophysical maps, as these orientations are also known gold-bearing structures at the Jaclyn Zone and the Shawn's Shot occurrence. Also a priority was follow-up prospecting of existing anomalous soil and rock

samples. Overall prospecting has defined the highest potential for gold mineralization to exist within and stratigraphically beneath the trace of the Caradocian black shale with very little indication of economic grades of gold mineralization within the Badger Group stratigraphy. This is not exclusive however as well mineralized float has been discovered in areas underlain by Badger Group rocks.

Soil Sampling

Since June 2002, a total of 5,624 B-horizon and humus soil samples have been collected from the Golden Promise property. Soil sampling focused on the Jaclyn Area, Jaclyn West Area and the Justin's Hope gold occurrence (~2,500 samples). A small soil grid (167 samples) is located over the Branden Occurrence. Other soil grids were completed on a reconnaissance basis and were designed to follow up on favourable stratigraphic and structural environments as outlined by the airborne geophysical survey and regional geological mapping; that is areas of folded (generally regional to local scale anticlinal closures) Victoria Lake Group sedimentary rocks with overlying Caradocian shale sequences. In general, areas of known mineralized bedrock or float were covered with soil samples at a line spacing of 100 to 200 metres and a sample spacing of 25 metres. Areas of reconnaissance soil sampling had soil sample lines spaced at 200 to 400 metres with line spacing at 25 metres.

Airborne Geophysical Survey

From October 21 to November 19, 2003 a total of 8,250 line kilometres of high resolution, helicopter-borne electromagnetic/magnetic surveys were completed on the Golden Promise property. The airborne survey covered the entire Golden Promise property following the trace of the Caradocian shale horizon throughout the property. The survey (traverse) flight lines were generally flown in a north-south orientation.

Total field magnetic data along with three frequencies of electromagnetic data (900Hz, 7,200Hz and 56,000Hz) were collected during the survey. All frequencies of resistivity and magnetic data show strong contrast in the underlying lithologies and reveal regional and local-scale folded and faulted stratigraphy, both potentially of critical significance for formation of gold bearing quartz veins. Abrupt transitions from high resistivity to low resistivity units marks the transition from siliciclastic rocks of the Victoria Lake and Badger siliciclastic metasediments to the Carodocian shale marker unit.

Trenching

Since July 2002, a total of 21 trenches have been excavated over targets on the Golden Promise property. The majority of the trenches have targeted exposing mineralized quartz vein systems within the Jaclyn Area, with additional trenches testing mineralized quartz vein float or anomalous B-horizon soils at the Jaclyn West Area (including the Christopher Zone), the Justin's Hope Gold Occurrence, and the Branden Float Occurrence. Trenching overall has proven a cost effective means of testing for underlying mineralized quartz vein systems in an area of extensive, but generally thin, overburden cover. Trenching has been successful in exposing the Jaclyn Vein Zone at surface in one location as well the Christopher Zone.

Diamond Drilling

Since August 2002, Rubicon has completed 5,736.31 metres of diamond drilling in 46 holes on the Golden Promise property, with the majority (33) of the drillholes being completed on the Jaclyn (30 holes), Jaclyn North (1 hole) and Jaclyn South (2 holes) Zones. Highlights of the 2002 and 2003 diamond drilling programs at the Jaclyn Zone include intersections of up to 16.57 g/t Au over an estimated true thickness of 1.64 metres (GP02-01); 23.14 g/t Au over an estimated true thickness of 0.67 metres (GP02-14); 68.95 g/t Au over an estimated true thickness of 0.21 metres (GP02-21); 11.16 g/t Au over 1.6 metres (GP03-24); 18.18 g/t Au over 0.6 metres (GP03-25); 44.59 g/t Au over 0.3 metres (GP03-31), and 12.13 g/t over 0.35 metres (GP03-32).

The 2002 and 2003 drilling programs were successful in defining gold bearing mineralization at the Jaclyn zone. Drilling defined the Jaclyn Zone over a 375-metre strike length and a vertical depth of 192 metres. Drill holes GP03-31, 32 and 33 have shown that the north (Jaclyn North Zone) and south (Jaclyn South Zone) boulder trains are underlain by highly altered sedimentary stratigraphy that also hosts visible gold bearing quartz veins, similar in style to that encountered within the Jaclyn zone. These new discoveries emphasize the potential of Jaclyn North and South Zones to host gold bearing quartz veins similar in extent to the Jaclyn Zone.

Other drillholes on the property targeted quartz vein float or B-horizon soil anomalies in the Jaclyn East, Jaclyn West and Justin's Hope occurrence areas. Two drill holes targeted the Christopher Vein Zone in the Jaclyn West area, one drill hole targeted a soil anomaly 600 metres to the west of the Jaclyn North Zone, and two drill holes (GP-4-35 and 36) targeted the Shawn's Shot Occurrence. Drilling in 2004 was successful in intersecting the Christopher vein at a vertical depth of 28 metres and defining two new zones of arsenopyrite-bearing quartz veining in drillhole GP04-41 with assays as high as 3.4 g/t Au over 0.4 metres (western extension of the Jaclyn North Zone). Drillhole GP04-42 was successful at intersecting a zone of mafic dykes and quartz veining that shows similar relationships to the Jaclyn Vein Zone as well as those veins intersected in drillhole GP04-41.

Recommendations

Exploration at Golden Promise has been successful in extending the area of known mineralization within the Jaclyn Area and is ready for an aggressive, systematic drilling program in 2006. Approximately 600 metres and 775 metres of strike length at the Jaclyn North Zone and the Jaclyn Zone need to be drill tested, respectively. Based on the encouraging results to date, a two-phase program on the Golden Promise property is recommended.

A Phase 1 drill program consisting of 2000 metres of diamond drilling is recommended for the Jaclyn North Zone. This drill program should focus on extending the area of known gold mineralization along strike from the current drill holes (GP03-32 and GP04-41) and to depths of 75 to 200 metres. The projected cost of this program is $242,000 (including contingency)

A Phase 2 drill program consisting of 5000 metres of diamond drilling is recommended at the Jaclyn Zone or Jaclyn North Zone (depending on results of the Phase 1 drilling). Drilling at the Jaclyn Zone should consist of a series of deeper drill holes on the east portion of the known Jaclyn mineralization and a tier of shallower holes along the east and west extents of the known zone. The projected costs are estimated to be $583,000 (including contingency).

Phase 1 Budget	
Diamond Drilling (2000m)	$150,000
Assays	$ 20,000
Wages (drilling)	$ 30,000
Vehicles (Trucks/ATV/gas etc)	$ 7,500
Field Office/Core Shack & Supplies	$ 2,500
Accommodation/Food etc.	$ 10,000
Contingency (10%)	$ 22,000
Total	**$242,000**

Phase 2 Budget	
Diamond Drilling (5000 metres)	$375,000
Assays	$ 37,500
Wages (drilling)	$ 75,000
Vehicles (Trucks/ATV/gas etc)	$ 15,000
Field Office/Core Shack & Supplies	$ 6,500
Accommodation/Food etc.	$ 21,000
Contingency (10%)	$ 53,000
Total	**$583,000**

References

Johansen, G.F. (2001): An Exploration Strategy for the Redevelopment of the Bendigo Goldfield. Internal Company report prepared for Bendigo Mining N.L. 97p. ("**Johansen**")

Kean, B.F. and Jayasinghe, N.R. (1982): Badger, Grand Falls District, Newfoundland. Map 80-281. Scale: 1:50 000. In Geology of the Badger map area (12A/16), Newfoundland. Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 81-02, 42 pages, enclosures (map, cross-section). GS# 012A/16/0283. ("**Kean et al**")

OTHER PROPERTIES

Glenwood-Botwood Gold Trend Properties, Newfoundland

The Glenwood-Botwood Trend properties are located in the Gander area of central Newfoundland. The majority of the properties are located in the eastern half of a northwest trending orogenic belt of volcanic, volcaniclastic and sedimentary rocks known as the Exploits Subzone. Exploration on these properties is focused on the turbidite-hosted auriferous quartz veins that show similar elements to the world class Bendigo-Ballarat goldfield deposits currently being mined in Victoria, Australia and intrusive hosted gold mineralization at Huxter Lane (optioned by Meridian) and the Mt. Peyton Linear property.

Glenwood Gold Property (Au)

The 100% Rubicon-owned Glenwood property is located approximately 20 kilometres northwest and west-northwest of the town of Gander in central Newfoundland. Numerous logging roads and ATV trails provide access to most points on the property from the north side of the Trans Canada Highway, west of Gander.

Ownership

The Glenwood property is comprised of a group of 4 mineral licences (109 claims) covering a total of 2725 hectares owned 100% by Rubicon. Three mineral licences 7180M, 7181M and 7912M (22 claims) form part the B-Property Option agreement (now 100% Rubicon) that includes advanced royalty payments ($10,000/year) and a sliding scale NSR that varies from 2-3%. Crosshair Exploration optioned the property in February 2003 and then relinquished the option in September 2005 after spending approximately $350,000

Geology and Exploration

The eastern part of the property area on the east side of the Dog Bay Line is underlain by turbiditic sedimentary rocks of the Davidsville Group (similar to the JBP Linear) with similar potential for Bendigo-Ballarat type gold deposits. The western part of the property (west of the Dog Bay Line), underlying licence 12068M, hosts the Clydesdale and T-Rex gold showings within an area mapped as a fault bounded block of mélange.

At the Clydesdale gold showing, a five meter channel sample returned an average grade of 6.34 g/t Au over 5.0 metres and includes a higher grade section assaying 12.22 g/t gold over 2.5 metres. Gold values in grab samples have returned values of up to 50.23 g/t gold, 44.46 g/t gold and 39.69 g/t gold. The mineralization in the trench is open for follow-up and currently the subject of detail mapping and additional channel sampling.

Trenching at the T-Rex gold showing, located 1.5 km west of the Clydesdale prospect, has exposed a zone at least 3 metres wide and at least 50 metres long (limit of trenching). Channel sampling to date (42 samples, each 0.5 metre in length) has returned highly anomalous values of 2.17, 2.26, and 1.04 g/t gold

over 0.5 metre and wider with an average grade of 1.20 g/t gold over 2.0 metres and 6.0 metres of 0.52 g/t gold. The mineralized zone consists of moderate to strongly sericitized, silicified porphyry with 2-5% generally finely disseminated pyrite, arsenopyrite and locally sphalerite.

A drill program (5 drill holes, 642.6 metres) completed by Crosshair Exploration in 2005, tested approximately 75 metres of the Clydesdale linear. All five drill hole intersected multiple zones of brecciated, quartz veined sedimentary and intrusive rock variably mineralized with pyrite and arsenopyrite and carrying weakly to strongly anomalous gold values to a maximum of 5.15 g/t gold over 0.55 metres. Drill holes CD-05-3 and 4, undercuts of the high grade channel sample reported from the 2004 channel sampling (6.34 g/t gold over 5.0 metres), intersected the target zone of which CD-05-3 intersected 1.31 g/t gold over 0.80 metres (including 2 specks of visible gold) while CD-05-4 (undercut of CD-05-3) intersected the Clydesdale horizon and returned 1.92 g/t gold over 1.60 metres including 5.17 g/t gold over 0.55 metres indicating that the Clydesdale horizon remains open to depth.

Rubicon is reviewing the project data and formulating plans for continued exploration at Clydesdale and T-Rex showings and to evaluate the potential for extensions of the Bendigo-Ballarat type gold environment established at the JBP Linear, H-Pond discovery, on trend to the south. Rubicon is seeking partners to advance the Glenwood property.

Jonathans Pond Gold Property (Au)

The Jonathans Pond Property is located approximately 15 kilometres north-northeast of Gander, Newfoundland and is easily accessed by paved highway and a network of logging roads, north of Gander.

Ownership

The Jonathans Pond Property group is comprised of 4 mineral licences consisting of 320 claims. Rubicon owns a 100% interest in 314 claims and has an option to earn a 100% interest in an additional 6 claims. Fifty-four (54) claims are subject to a 2.5% NSR payable to vendors of which 1.5% can be purchased for $1.5 million. Advanced royalty payments of $7,500 per year begin in April 2007. One mineral licence (6 claims) is subject to advanced royalty payments of $10,000/year and a sliding scale NSR of 2-3% of which 50% can be purchased for $250,000 per 0.25%. One mineral license (6 claims) is part of a current option agreement with Tom Lush (see Principal Property - JBP Linear - Property Description and Agreements). Rubicon is currently earning in on this agreement with one remaining option payment to earn 100% interest.

Geology and Exploration

The Gander River Complex (informally referred to as the GRUB Line) that consists of ultramafic rocks, gabbros, mafic volcanic rocks, quartz-feldspar porphyrys and shales underlies the property. These rocks are structurally interleaved with and unconformably overlain by Davidsville group rocks that host the high grade H-Pond prospect (JBP Linear property). The main historic gold occurrence is the "Westfield" showing that was originally discovered by Blackwood (1982) and staked by Westfield Minerals. Gold values up to 12.8 g/t gold in grab samples and 8.9 g/t gold in bulk samples were returned from quartz vein zones cutting sheared gabbros with associated pyrite and arsenopyrite mineralization. Follow-up work in the area (mainly by Noranda) outlined several areas of weakly anomalous gold showings, particularly as a result of trenching (i.e. 5.8 g/t Au over 1 metre).

The greater potential of the area is highlighted by a large number of highly anomalous gold in heavy mineral concentrate (HMC) till samples (> 1000 ppb gold) to extremely highly anomalous HMC gold-in-tills (up to 410,000 ppb Au) over an area of about 1.0 by 1.5 kilometres in the area north of the Jonathan's Brook fault. Detailed work of the glacial geology and gold grain morphology indicate at least two ice-flow directions (south to north and west to east) and probably two sources for the gold grains. In 2004, Rubicon prospectors discovered 3 visible gold bearing floats with one very large quartz float that assayed 54 g/t gold, that lie within and on the western edge of the HMC gold in till anomaly, thereby documenting the

veracity of the till anomaly. A follow-up trenching program in the fall of 2004 exposed two large quartz vein systems (200m long by 15m wide) that remain open on strike. The veins were mineralized, mainly along the margins and returned up to 2.8 g/t Au in a grab sample. Extensions to these veins or similar veins may represent the source of the high-grade gold float and gold in till anomaly. Rubicon is seeking a partner to advance this project.

Wing's Point Property (Au)

The Wing's Point property is located 40 km north of the community of Gander on NTS sheets 2E/07 and 2E/08. Access to the property is excellent via a series of paved roads and gravel roads from Gander

Ownership

The Wings Point property consists of 5 mineral licences comprising 108 claims (2,700 hectares) and was optioned from local prospectors Roland, Larry and Eddie Quinlan in 2002. Rubicon has earned a 100% interest in the Property by completing all option payments. Under the agreement, the claims are subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. Rubicon must make annual advance royalty payments of $10,000 beginning May 14, 2007.

In 2003, Rubicon optioned the property to Crosshair Exploration. Crosshair Exploration returned the property to Rubicon in September 2005 with Crosshair Exploration earning no interest.

Geology and Exploration

The Wing's Point property is underlain by Ordovician to Silurian sedimentary rocks that are divided into Indian Islands Group to the northwest separated by a central zone of Main Point formation (Caradoc black shales) and Hamilton Sound Group mélange, with Davidsville Group shales, siltstones and sandstones on the southeast side of the property. Felsic dykes and mafic dykes, sills and plugs have variably intruded the sedimentary rocks. There are 4 significant gold occurrences on the property referred to gold prospect, Tibbey's Point prospect, Bussey's Point showing and the Ledrew-Gold Quarry prospect

Roland and Larry Quinlan discovered the Tibbey Point gold prospect in 1997-98 within rocks mapped as Hamilton Sound Group mélange with associated deformed felsic dykes. Grab samples returned gold values up to 47.4 g/t gold. The property was subsequently optioned to Fort Knox Gold Resources in 1999, who completed prospecting, mapping and diamond drilling (6 holes, 647 metres). Drilling by Fort Knox outlined a steeply dipping quartz-arsenopyrite+/-stibnite gold-bearing zone with significant intercepts of 9.98 g/t gold over 1.15 metres, 6.33 g/t gold over 1.30 metres and 5.45 g/t gold over 1.20 metres.

The Titan Gold prospect discovered by Rubicon in 2003 is hosted by intensely quartz-carbonate veined and altered gabbros that intrude the Indian Islands Group sedimentary rocks. The new prospect is located approximately 9 kilometres inland from the Tibbey Point gold prospect. Widely spaced trenching of the Titan showing area has exposed a large, northeast trending zone of altered gabbros and associated quartz-carbonate veining containing visible gold over approximately a 500 metre strike length. Significant trenching results include 12.6 g/t gold over 1.8 metres (including 47.2 g/t Au over 0.40 metre), 9.41 g/t gold over 4.25 metres and 15.25 g/t Au over 3.00 metres. In 2004-05, Crosshair Exploration completed 20 diamond drillholes for 1559 metres. The drilling outlined a gold mineralized zone hosted in highly altered gabbros and sedimentary rocks. Significant intercepts include 10.22 g/t gold over 3.35 metres, 3.65 g/t gold over 2.32 metres, 4.45 g/t gold over 2.50 metres and 5.22 g/t gold over 1.20 metres. The mineralization is open to depth and along strike.

Bussey's Point showing and the Ledrew-Gold Quarry prospects are located in Davidsville Group shales, siltstones and sandstones and are characterized by similar sericite-carbonate alteration and arsenopyrite mineralization that suggests a minimum 2 kilometre northeast trend. The Bussey's Point showing is exposed on the coast over a strike-length of 225 metres and is up to 15 metres wide and consists of

mineralized and quartz-carbonate veined siltstones, sandstones and shales. Disseminated arsenopyrite is extensively developed in the coarser sandstone units. Results from channel sampling include 573 ppb gold over 13.2 metres including 1.3 g/t gold over 2.0 metres. At the Ledrew-Gold Quarry prospect located 1.9 kilometres inland and on trend with Bussey's Point, gold bearing mineralization has been exposed in an active rock quarry as well as by trenching at the Ledrew showing that yielded 962 ppb gold over 1.6 metres with grab samples up to 11.6 g/t gold.

The Company is currently seeking a partner to advance this project.

The following properties: Golden Bullet, Appleton, Bowater and Linear are contiguous properties located approximately 12-18 kilometres west of Gander, Newfoundland. The properties have recently been acquired by Rubicon to cover a broad mineralized gold trend termed the Appleton Linear. Significant gold showings have been traced over approximately 7 kilometres along the Appleton Linear gold trend.

Golden Bullet Property (Au)

The Golden Bullet property is located approximately 16 kilometres west of Gander, Newfoundland, near the village of Appleton. The property is covered by NTS mapsheet 02D/15. The Trans Canada Highway cuts through the northern portion of the property with a local quarry access road providing access to the central portion of the property.

Ownership

The Golden Bullet property consists of 1 mineral licence (46 claims, 1150 hectares) and is under option from local prospectors Roland, Larry and Eddie Quinlan. Under the agreement, the claims are subject to option payments totalling \$197,000 (\$145,000 paid) and 78,000 Rubicon Common Shares over 4 years, which have been. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for \$2.25 million. Rubicon has the right of first refusal on the remaining 1.0%. Rubicon must make annual advance royalty payments of \$25,000 beginning May 14, 2007.

Geology and Exploration

Middle Ordovician fine-grained, clastic sedimentary rocks of the Davidsville Group underlie the property. Two significant gold mineral occurrences, the Bullet and Knob gold showings were discovered on the property in 1987 and 1989, respectively. The auriferous quartz vein showings are hosted within a variably deformed northeast-trending greywacke unit in fault contact with an unmineralized and visibly unaltered sequence of shale. The shale is overturned and dips steeply to the northwest and forms the structural footwall to the mineralized package. Faulting appears to have offset the mineralized veins.

Knob showing - consists of two types of quartz veins including: 1) pyrite-arsenopyrite rich veins with low gold values; and 2) milky-white massive and smaller sheeted quartz veins that contain coarse free gold and minor amounts of pyrite, chalcopyrite and boulangerite. Both vein types are shear controlled and are hosted by structures that crosscut the greywacke at a high angle.

Bullet showing - located approximately 0.75 kilometres north-northeast of the Knob showing and within 25 metres of a 540 ppb Au-in-soil anomaly. This gold occurrence is characterized by narrow fault/shear zone cutting friable shale and contains multiple sub-parallel quartz veins with high amounts of visible gold. Channel samples from the surface trenches have assayed up to 91.60 g/t gold over 1.10 metres and grab samples have assayed up to 702.00 g/t gold.

Gander River Minerals optioned the property in 1992 and completed prospecting, trenching and diamond drilling. Gander River Minerals reported grades of 329.0 g/t gold over 0.5 metres from a trench channel sample and 8.98 g/t gold over 14.33 metres from drill core. Other significant channel sample results from the Knob showing include 6.26 g/t gold over 13.0 metres, 81.53 g/t gold over 0.81 metres, 12.08 g/t gold

over 2.78 metres and 631.34 g/t gold over 0.60 metres. Drilling results include 38.53 g/t gold Au over 6.45 metres, 105.99 g/t gold over 2.30 metres and 411.87 g/t gold over 0.58 metres.

Rubicon began a program of extensive prospecting, geological mapping and trenching in 2002, resulting in the discovery of several new gold occurrences on the property. The Letha and Grouse gold showings are located approximately 350 and 750 metres, south-southwest of the Knob gold showing. Several significant grab samples (106.3 g/t gold, 136.5 g/t gold, and 225.6 g/t gold) were collected from quartz-veins with visible gold at the Letha showing and samples with up to 19.4 g/t gold at the Grouse showing. Geological mapping around the Knob showing has identified three separate mineralized structures, each containing visible gold in quartz veins at surface. Rubicon completed fifteen diamond drill holes (2,162 metres) on the property in 2004. The drilling focused on the Knob gold showing (7 holes) the Letha gold showing (2 holes) and the Grouse gold showing (6 holes). Assay results from the drilling returned up to 2.72 g/t gold over 1.2 metres at the Knob Prospect, up to 3.79 g/t gold over 0.5 metres at the Letha showing and up to 7.49 g/t gold over 0.5 metres at the Grouse.

Results indicate a complex mineralized quartz vein system with highly anomalous gold values over significant widths. Rubicon is currently compiling and evaluating the results of the Appleton Linear land package (Golden Bullet, Appleton, Bowater, Linear properties) and with plans to drill in 2006/2007.

Appleton Property (Au)

The Appleton property is located 13 kilometres west of the town of Gander, Newfoundland and approximately 5 kilometres east of the village of Appleton. The property is covered by NTS mapsheet 2D/15 and 02E/02. The Trans Canada cuts through the southern portion of the property, with access to most points on the property by a network of logging roads from the Highway.

Ownership

The Appleton property consists of 1 mineral licence (21 claims, 3150 hectares) that was optioned from local prospectors Tom Gosine and Alec Turpin. Under the agreement, the claims are subject to option payments totalling $59,360 ($23,360 paid) over 3 years. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. Rubicon must make annual advance royalty payments of $20,000 beginning March 10, 2009.

Geology and Exploration

Middle Ordovician fine-grained, clastic sedimentary rocks of the Davidsville Group underlie the Appleton property. The property is located between and contiguous with the Linear and Golden Bullet property to the west (Appleton linear gold trend) and the JBP Linear property to the east (H-Pond linear gold trend), covering topographic linear features that may reflect gold bearing structures.

In May 2005, Rubicon completed a program of rock sampling and prospecting on the Appleton property in order to begin assessing the gold potential of the property. Twenty-five rock samples outlined a weakly mineralized quartz vein system assaying up to 80 ppb gold. The prospecting program indicated that abundant quartz veining exists within the moderately carbonate-sericite altered sedimentary rocks. The quartz veins typically contain significant (1-3%) pyrite and arsenopyrite – a key component in the mineralized, high grade gold bearing quartz vein zones found in the adjacent Appleton and H-Pond gold trends.

Exploration work planned for 2006 consists of prospecting and additional soil sampling on the property.

Bowater Property (Au)

The Bowater property is located approximately 17 kilometres west of Gander, Newfoundland near the village of Appleton. The property is adjacent to the west boundary of the Golden Bullet and Linear property and covered by NTS mapsheet 02D/15. The Trans Canada Highway cuts through the northern portion of the property and a quarry access road from the highway provides good access to the central portion of the property.

Ownership

The Bowater Property consists of 1 mineral licence (6 claims, 150 hectares) that was optioned from local prospectors Gary Lewis and Paul Chafe. Under the agreement, Rubicon must make option payments totalling $195,000 ($15,000 paid) over 5 years. The property is subject to a sliding scale NSR payable to the vendors (<US $300/oz - 2.0% NSR; >US $300-400 - 2.5% NSR; US$400 - 3.0% NSR). Fifty percent of the NSR is purchasable by Rubicon at anytime for $250,000 for each 0.25% NSR. Rubicon has a right of first refusal on the remaining NSR.

Geology and Exploration

The property is underlain by middle Ordovician fine grained, clastic sedimentary rocks of the Davidsville Group and covers the strike and dip extension of the Knob prospect quartz vein system (Golden Bullet property). The auriferous quartz veins on the property occur within a variably deformed northeast-trending greywacke unit that is in fault contact with an unmineralized and visibly unaltered sequence of shale. The shale dips steeply to the northwest and forms the structural footwall to the mineralized package. Faulting appears to have offset the mineralized veins.

Prior too the company acquiring the property, VVC Exploration Corporation completed 18 diamond drillholes (1,485.8 metres) in 2002 and 2003. The drilling targeted seven discrete gold soil anomalies that VVC had discovered from a soil geochemical survey. Significant results of the drilling program include 1.13 g/t gold over 0.42 metres and 3.79 g/t gold over 1.52 metres from a quartz vein with up to 15% sulphides. Other drill holes reportedly intersected 0.194 g/t gold over 22.86 metres in a sericite, carbonate altered sediments with quartz veinlets hosting pyrite-arsenopyrite, and 0.466 g/t gold over 23.17 metres in a wide zone of carbonaceous shale and siltstone with abundant quartz-calcite veining and variable pyrite, arsenopyrite and chalcopyrite mineralization.

Rubicon is completing additional sampling and compilation of the Bowater data prior to conducting follow-up drilling.

Linear Property (Au)

The Linear property is located 18 kilometres west of Gander, Newfoundland and approximately 3 kilometres east of Appleton. The property is covered by map sheets 2D/15 and 2E/02. Access to the property is excellent with the Trans-Canada Highway cutting through the southern portion of the property. A network of forestry roads provides access to most points on the property.

Ownership

The Linear Property consists of 1 mineral licence (50 claims, 1250 hectares) and is subject to an option agreement with ASK Prospecting and Guiding Ltd. and Krinor Resources Ltd. Under the agreement Rubicon can earn a 100% interest in the property by making option payments totalling $160,000 and 150,000 Rubicon Common Shares over 5 years. The property is subject to a 3.0% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon may purchase an additional 0.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0% NSR. The Company must make annual advance royalty payments of $24,000 beginning September 15, 2010.

Geology and Exploration

Middle Ordovician fine-grained, clastic sedimentary rocks of the Davidsville Group underlie the Linear Property. Auriferous quartz veins are developed within variably deformed northeast-trending greywacke units that are in fault contact with a visibly unaltered, unmineralized sequence of shales. Previous owners that include Noranda, United Carina Corporation and Candente Resources Corporation have recognized five significant mineralized gold zones on the property. The showings are located along a north-northeast trending zone measuring roughly 4 kilometres in length. The previous companies have reported the following significant drill results at the various showings:

- **Dome Showing** - 18.46 g/t gold over 8.6 metres and 304.8 g/t gold over 0.6 metres;
- **Keats Zone** – 0.36 g/t gold over 30.1 metres with visible gold occurring in narrow band, 2-3 mm thick;
- **Baseline Showing** - 8.8 g/t gold over 4.3 metres (including 61.3 g/t gold over 0.6 metres) and 9.23 g/t gold over 1.6 metres (including 35.4 g/t gold over 0.3 metres);
- **Road Showing** - 15.36 g/t gold over 2.7 metres; and
- **Lotto Showing** - 2.15 g/t gold over 6.6 metres (including 76.7 g/t gold over 0.3 metres).

Noranda carried out prospecting on the property in 1990. Visible gold in float boulders was located in the southern portion of the claim group with one boulder assaying 54.5 oz/t gold. Noranda completed a reconnaissance soil geochemical survey over the property between the Trans-Canada Highway and the Gander River. Gridlines were paced and flagged at 400 metres intervals over a 4.7 kilometres strike length with samples taken at 50 metres intervals. Values up to 590 ppb gold with many samples in the 50 ppb gold plus range were located with good continuity between the widely spaced grid lines. Noranda completed no follow-up prospecting or drilling.

United Carina Corporation optioned the property in 1999 and completed line cutting, soil geochemistry surveys (gold, arsenic), ground geophysics (VLF-EM, magnetic, and IP), trenching and diamond drilling leading to the discovery of many of the currently known gold occurrences. United Carina completed 38 drillholes (3647.5 metres) on the property in 1999 and 2000. No systematic geological mapping or structural mapping was carried out, except for the mapping of the trenches carried out in conjunction with the sampling.

Candente Resource Corporation optioned the property in 2002 and completed grid reclamation work, prospecting and geological mapping on the property. Candente completed 5 diamond drill holes (665 metres) that focused on follow-up drilling of the Dome, Little, Cokes and Keats South gold showings. Significant results included 3.36 g/t gold over 3.9 metres, 4.45 g/t gold over 1.4 metres and 2.89 g/t gold over 7.4 metres. Results from the Keats South Zone include 2.6 g/t gold over 2.0 metres and 7.2 g/t gold over 0.4 metres.

Prior to formalizing the option agreement, Rubicon completed a due diligence program of limited soil sampling and the relogging of 42 drill holes. Results from the due diligence work support the presence of a significant auriferous quartz vein system on the property and confirmed the results of previous surveys. Exploration plans for 2006 would initially consist of continued soil sampling, trenching and geological mapping with follow-up diamond drilling.

Mt. Peyton Linear Property (Au)

The Mt. Peyton property is located 25 kilometres west of Gander, Newfoundland and is covered by NTS mapsheet 02E/03, O2D/14 and 02D/15. The property is located approximately 2 kilometres from Trans-Canada Highway from which several logging roads and ATV trails provide access to most points on the claim block.

Ownership

The property consists of 9 mineral licences (115 claims. 2875 hectares) that Rubicon optioned from local prospectors Gary Lewis, Cyril Reid and Paul Chafe in 2002 Rubicon has earned a 100% interest in the property which remains subject to annual advance royalty payments of $10,000 beginning in December, 2006.

Geology and Exploration

The Mt. Peyton property is underlain by fine to medium grained granitic to gabbroic rocks of the Mount Peyton Intrusive Suite. Granitic, apilitic and tonalitic dykes occur locally and are related to granitic rocks that outcrop further to the south. Noranda originally staked the property based on government reports outlining anomalous arsenic values (up to 1190 ppm As) from government lakes sediment surveys.

Noranda identified five significant gold prospects in the central portion of the property that include the Corsair, Hurricane, Apache, Comanche and Saber gold showings. The Corsair is a 3 to 4 metres wide sericitic zone containing pyrite and arsenopyrite with minor quartz veining that assayed up to 3.2 g/t gold in grab samples and 3.63 g/t gold over 1.0 metres in drill core. The Hurricane zone is an approximately 2 metre thick sericitized zone in diorite with pyrite-arsenopyrite bearing quartz veins assaying up to 166 g/t gold and 11.4 g/t silver in grab samples. The Apache, Saber and Comanche are smaller zones of alteration and mineralization with one sample from the Saber showing assayed up to 2.1 g/t Au and 47.6 oz/t Ag.

Noranda completed prospecting, rock/soil sampling and geophysical surveys (IP and airborne 3-D gradient magnetics), trenching and diamond drilling in 1989. The drilling tested the southern extension of the Hurricane and Peyton trends both intersected zones of similar mineralization that include 8.4 g/t gold over 0.4 metres, 7.9 g/t gold over 1.0 metre and 7.5 g/t gold over 1.0 metre.

Prospecting activities carried out along the shorelines of the lakes to the north-northwest of the Noranda gold showings resulted in the discovery of numerous float occurrences of auriferous sulphide bearing float (grab samples up to 44 g/t gold). The auriferous float samples extend the known gold mineralization over about 12 kilometres to the north-northwest and is referred to as the Mt Peyton Gold Linear. Rubicon recognized the potential of this area to host significant structurally controlled gold mineralization. A systematic program of prospecting, soil sampling and trenching in areas of significant auriferous float occurrences is recommended for 2006. Rubicon is currently seeking a partner to advance this project.

TCH Property (Au)

The TCH Property is located 35 kilometres northwest of Gander and covered by NTS mapsheet 02E/03. The property is interpreted to cover the northern extension of the Mt Peyton Gold Linear (see Mt. Peyton Linear Property). The Trans-Canada Highway cuts through the center of the property from which a numerous logging roads and ATV trails provide access to most points on the claim block.

Ownership

The 100% Rubicon owned TCH property consists of 1 mineral licence (6 claims, 150 hectares). Rubicon optioned the property from Roland and Larry Quinlan in May 2002. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. Annual advance royalty payments of $10,000 begin on May 14, 2007.

Geology and Exploration

The property is underlain by fine to medium grained granitic to gabbroic rocks of the Mount Peyton Intrusive Suite and locally by sediments of the Botwood and Badger Groups. Gold mineralization is hosted by a strongly carbonate altered granitic dyke which exhibits a strong miarolitic texture (Slip

showing). The intrusive body measures up to 10 metres in width and is well exposed in the rock quarry wall. The gold-bearing intrusion crosscuts the gabbroic-dioritic phase of the Mt Peyton Intrusive. Grab samples from the showing have returned gold values of up to 28.6 g/t gold with associated silver-copper-lead-zinc values.

Prospecting by Rubicon has discovered additional gold showings to the west of the rock quarry that consist of narrow stibnite rich quartz veins in gabbroic rocks. Grab samples from the quartz veins grade up to 12.9 g/t gold. Rubicon is seeking a partner to advance this project in conjunction with the Mt Peyton property

Huxter Lane Property.(Au)

The Huxter Lane property is located approximately 50 kilometres south of the community of Grand Falls-Windsor, Newfoundland. Access to the property area via paved highway (Hwy 360) from the community of Grand Falls-Windsor. Logging roads that originate from the highway provide good access to most points on the property.

Ownership

The Huxter Lane property consists of 4 mineral licenses (54 claims, 1,350 hectares) optioned from Roland and Larry Quinlan in May 2002. Rubicon has earned a 100% interest in the property by completing all option payments. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. Annual advance royalty payments of $10,000 begin on May 14, 2007.

In 2004, Rubicon optioned the property to Meridian Gold Company ("Meridian"). Under the terms of the agreement, Meridian can earn a 55% interest in property by spending $1,000,000 over a period of three years; make underlying cash payments to the vendor, and paying Rubicon approximately $61,400. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision.

Geology and Exploration

The Huxter Lane property is situated in the Dunnage tectonostratigraphic zone of the Newfoundland Appalachians, at the eastern margin of a large elliptical structure informally referred to as the Tim Horton complex. The property straddles the contact between the Coy Pond Complex ultramafic-mafic rocks and the felsic volcanic rocks and marine siliciclastic rocks of the Baie d'Espoir Group. The exploration target is an intrusive-related gold deposit.

Prospectors who staked the Huxter Lane property discovered gold float in 1998. Rubicon acquired the right to earn a 100% interest in the property through an option deal with the prospectors in early 2002. Rubicon completed prospecting and trenching that resulted in bedrock discovery of gold mineralization in altered quartz-feldspar-hornblende porphyry.

In 2005, Meridian funded a systematic program of soil geochemical sampling; prospecting; IP ground geophysical surveys and trenching. The trench and channel sampling programs uncovered widespread mineralization in trenches over an area of about 550 metres in the porphyry and along the contact zones between the porphyry and ultramafic rocks. Highlights of sampling to date include: 6.87 g/t gold over 2.6 metres, 6.08 g/t gold over 2.9 metres and 4.19 g/t gold over 3.2 metres. Two channel samples from the Mosquito Hill Occurrence returned 15.3 g/t gold over 0.8 meters and 12.6 g/t gold over 0.45 meters.

Proposed work for 2006 includes a high-resolution airborne magnetic/electromagnetic survey over the property and a minimum 1000 metre diamond drill program targeting the Mosquito Hill mineralization.

Golden Promise Trend Properties, Newfoundland

The Golden Promise Trend properties are located in the Grand Falls-Windsor to Millertown area of central Newfoundland. The majority of the properties are located along the Cambro-Ordovician Victoria Lake Group: a belt of volcanic, volcaniclastic and sedimentary rocks within the Exploits Subzone. Exploration on these properties is focused on the turbidite-hosted auriferous quartz veins (Golden Promise and South Golden Promise properties) that show similar elements to the world class Bendigo-Ballarat goldfield deposits currently being mined in Victoria, Australia. Properties further to the southwest are hosted within volcanic dominated stratigraphy of the Tulks and Tally Pond Volcanic belts and these properties (Barren Lake, Victoria Lake) are the focus of exploration for precious-metal rich base metal mineralization.

In February 2003, Rubicon signed an option agreement with International Lima Resources Corporation, now Crosshair Exploration whereby Crosshair Exploration can earn a 60% interest in the Victoria Lake Option. Under the terms of the agreement, Crosshair Exploration must spend $1.75 million over a four-year period and issue a total of 400,000 shares to Rubicon (100,000 per year). The agreement covers and incorporates the underlying 100% Rubicon owned Southern Golden Promise Property, Victoria Lake Property and Barren Lake Property properties. On June 6 2006, the 100% owned Victoria Lake 10188M Property was incorporated into the Victoria Lake Agreement. See Schedule "J", "Information Concerning Paragon after the Agreement" - "Material Contracts".

Southern Golden Promise Property (Au)

The South Golden Promise property is centered approximately 40 kilometres southwest of the town of Badger in central Newfoundland The property is covered by NTS mapsheet 12A/09, 10, 15, and 16 and is contiguous with the southern boundary of the Golden Promise property. The Buchans Highway is located along the northern property boundary from which logging roads and ATV trails provide access to most of the claim block.

Ownership

The property consists of 8 mineral licences (1072 claims) that cover an area of 26,800 hectares. The property is 100% Rubicon owned and subject to the Victoria Lake Option agreement with Crosshair Exploration. The licences are currently registered to Crosshair Exploration. In April 2006, Crosshair Exploration returned part of the optioned claim block (208 claims) to Rubicon as permitted under the agreement

Geology and Exploration

The property is underlain by sedimentary rocks (mudstone, greywacke) and lesser volcanic rocks (mafic, rhyolite tuff) of the Victoria Lake Group. These rocks are stratigraphically overlain by the Carodocian black shale sequence, which separates rocks of the Victoria Lake Group to the south from overlying Ordovician to Silurian siliciclastic sediments of the Badger Group to the north. Younger felsic plutonic rocks of the Hodges Hill granite and the Skull Hill intrusion locally intrude all rocks. Several minor gabbroic dykes and sills also cut the stratigraphy.

Rubicon completed prospecting and geological mapping on the property in 2002 and 2003. Highlights of the work include anomalous gold mineralization in bedrock of up to 3.5 g/t gold at Wigwam Brook and heavy metal concentrate gold panned samples of up to 178 g/t gold.

On optioning the property, Crosshair Exploration completed a high-resolution magnetic-EM helicopter airborne survey over approximately 60% of the property. In 2004, Crosshair Exploration completed a soil geochemistry survey collecting a total of 4077 soil samples. Thirty-five anomalous samples were returned from the soil survey with assays as high as 252 ppb gold. Follow-up prospecting led to the discovery of the Snow White prospect, an area of mineralized float with initial grab samples up to 10 g/t gold. Trenching by Crosshair Exploration at the Snow White prospect was successful in exposing a composite quartz vein system over a strike length of approximately 170 metres and up to 5 metres in width.

Highlights of the sampling include up to 29.7 g/t gold over 0.5 metres channel samples and grab samples of up to 232 g/t gold.

Crosshair Exploration plans to begin diamond drilling on the Snow White prospect in the summer of 2006.

Barren Lake Property (Au and base metals)

The Barren Lake property is located in central Newfoundland, approximately 90 kilometres southwest of Badger and 35 kilometres south of Buchans. The property is covered by NTS mapsheet 12A/10 and 12A/07 and is accessible by well maintained logging roads south of Millertown and a network of ATV accessible trails on the property.

Ownership

The 100% Rubicon owned Barren Lake property consists of 3 mineral licenses (95 claims) covering 2,375 hectares. Rubicon optioned the property from local prospectors Al Keats, Kevin Keats and Peter Dimmell in 2002 and has earned a 100% interest in the property. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. The property was optioned to Crosshair Exploration in 2003 as part of the Victoria Lake Option agreement.

Geology and Exploration

The northeast–southwest trending volcanic and sedimentary rocks of the Cambro-Ordovician Victoria Lake Group underlie the Barren Lake property. The Victoria Lake Group is well known to host significant volcanogenic massive sulphide deposits including the Duck Pond deposit (Aur Resources) and Boomerang deposit (Messina Minerals). The Victoria Lake - Tally Pond volcanic belt extends along the southeast portion of the claim block, consisting of mafic and felsic volcanic rocks that include felsic tuffs/breccias and mafic tuffs, agglomerates and pillow lavas. Sedimentary rocks occur along the northwest portion of the claim block and consist of interbedded volcanic tuffs and epiclastic sediments including sandstones, siltstones, shales and greywackes.

Prospecting by Rubicon in 2003 for gold and base metal targets on the property identified disseminated base metal (lead-zinc) mineralization in outcrop and float. Felsic volcanic rocks including quartz eye rhyolites and interbedded sedimentary units were identified on the property. A total of 74 rocks samples were collected. No significant gold values were located with one sample returning up to 1.1% zinc. Crosshair Exploration has completed reconnaissance-style prospecting on the property.

Victoria Lake Property (Base metals and Au)

The Victoria Lake property is located in central Newfoundland, approximately 120 kilometres southwest of the town of Badger and 65 kilometres southwest of Buchans. The property is covered by NTS map sheet 12A/06. The property is accessed via the Buchans Highway to Millertown and then via a network of well maintained logging roads to within 10 kilometres of the claims. Rough, non-maintained logging roads provide 4-wheel drive and ATV access to most parts of the property.

Ownership

The 100% owned Victoria Lake property consists of 1 mineral licence (166 claims) covering an area of 4150 hectares. Rubicon has earned a 100% interest in the property, which was optioned, from prospectors Allan Keats and Kevin Keats in 2002. The property is subject to a 2.5% NSR payable to the vendors of which Rubicon can purchase 1.5% for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%. The property was optioned to Crosshair Exploration in 2003 as part of the Victoria Lake Option agreement.

Geology and Exploration

The northeast–southwest trending volcanic and sedimentary rocks of the Cambro-Ordovician Victoria Lake Group underlie the Victoria Lake property. The Victoria Lake Group is well known to host significant volcanogenic massive sulphide deposits including the Duck Pond deposit (Aur Resources) and Boomerang and Long Lake deposits (Messina Minerals). On the property, the Victoria Lake Tulks Hill volcanic belt underlies a majority of the property and consists of mafic and felsic volcanic rocks that include felsic flows, tuffs and breccias and lesser mafic tuffs, agglomerates and pillow lavas. Sedimentary rocks occur along the southeast margins of the claim block and consist of interbedded volcanic tuffs and epiclastic sediments including sandstones, siltstones, shales and greywackes.

Historical exploration by Noranda (1980's to early 1990's) highlighted the presence of at least three distinct zones of altered (sericite-silica-pyrite) felsic volcanic rocks exhibiting volcanogenic massive sulphide indicators including strongly depleted sodium (0.13% to 0.33% Na_2O), enriched potassium (up to 12% K_2O) and enriched barium (4,940 ppm Ba) whole rock signatures. There are also unsourced, sulphide rich boulders assaying 6.5% zinc, 4.1% lead, 0.37% copper, 33.9 g/t Ag and 1.02 g/t gold. Boulders of massive barite have also been located immediately northeast of the property boundary.

Soil sampling completed by Noranda and more recently by Rubicon has outlined significant copper, zinc, lead and silver anomalies that locally correspond with alteration zones and geophysical targets, most of which are untested by diamond drilling. After optioning the property, Crosshair Exploration refurbished approximately 62 kilometres of gridlines on three separate grids in addition to cutting one new grid (DPS grid). Crosshair Exploration completed ground gravity surveys on the new and refurbished grids and outlined several significant gravity targets. Crosshair Exploration is proposing follow-up drilling of these targets in 2006.

Victoria Lake 10188M Property (Base metals and Au)

The Victoria Lake 10188M property is located central Newfoundland approximately 110 kilometres southwest of the town of Badger and 65 kilometres southwest of Buchans. The property is covered by NTS Mapsheet 12A/06 and is located immediately northeast of the Victoria Lake property (described previously). The property is accessed from the Buchans Highway to Millertown and then via a network of well maintained logging roads to within 10 kilometres of the claims. Rough, non-maintained logging roads provide 4-wheel drive and ATV access to most parts of the property.

Ownership

The Victoria Lake 10188M property consists of 2 licences (90.75 claims, 2268.75 hectares) and is contiguous with the Victory Lake property. The property is under option from prospectors Al Keats and Kevin Keats. Under the agreement the claims are subject to option payments totalling $60,000 ($15,000 paid) and 40,000 Rubicon shares (5,000 paid) over 2 years. A 2.5% NSR is payable to the vendors of which Rubicon can purchase 1.5% can be purchased by Rubicon for $1.5 million. Rubicon has the right of first refusal on the remaining 1.0%.

The property is under option to Crosshair Exploration and is subject to the Victoria Lake Option Agreement. Of the 90.75 claims that make up the property, forty-nine (49) claims occur within the 2 km Area of Influence (AOI) of the Victoria Lake Property as defined in the Victoria Lake agreement. Crosshair Exploration has accepted these claims into the Victoria Lake Option agreement. The remaining 41.75 claims that occur outside of the above mentioned Area of Influence were incorporated into the Victoria Lake Option on June 6, 2006. See Schedule "J", "Information Concerning Paragon After the Agreement" - "Material Contracts".

Geology and Exploration

The property is underlain by Cambro-Ordovician volcanic and sedimentary rocks of the Victoria Lake Group similar to that described for the Victoria Lake property. Rubicon completed a limited program of prospecting and geological mapping on the property. A total of 41 rock samples were collected in 2005 and analyzed for base and precious metals.

Highlights of the prospecting include a small float sample of massive sulphide (pyrite-chalcopyrite) with values of up to 3.62% Copper, 262 ppm zinc, 212 ppm lead, 363 ppb gold, 6.5 ppm silver and 490 ppm arsenic. Other samples include a large angular, rhyolitic tuff sample containing semi-massive to massive bands of pyrite-sphalerite-galena (0.88% Zn, 0.58% lead, 46.8 ppm Ag and 37 ppb Au) and silica altered, quartz porphyry bearing float sample containing massive bands of pyritic sulphide and assaying 916 ppb gold, 650 ppm arsenic and 310 ppm lead. The angular nature of the mineralized float samples is interpreted to be near source.

New World Trend Properties, Newfoundland

New World Property (Au)

The New World property is located near New World Island in north central Newfoundland approximately 75 kilometres north of the town of Gander and 2 kilometres west of the town of Parkview. The property is covered by NTS mapsheet 2E/07 and 2E/10. Paved highway from Gander to Twillingate provides ready access to the property with coastal parts of the property being reached by boat from Parkview or Boyd's Cove. The majority of the property consists of coastal exposures along small islands, which can only be accessed by boat.

Ownership

The New World property consists of 4 licences (231 claims) for a total area of 5775 hectares. Rubicon has earned a 100% interest in the property since optioning it from local prospectors Roland, Larry and Eddie Quinlan in 2002. The property is subject to a 2.0% NSR payable to the vendors of which Rubicon can purchase 1.0% for $1.0 million. Rubicon has the right of first refusal on the remaining 1.0%. Rubicon must make annual advance royalty payments of $15,000 beginning April 19, 2007.

Geology and Exploration

The New World property is underlain by the Middle Ordovician Dunnage Mélange, which occurs stratigraphically below the black shales of the Caradocian Dark Hole Formation. Coarse-grained siliciclastic rocks of the Milliners Arm Formation conformably overlie the Dark Hole Formation. The Dunnage Mélange is comprised of large heterolithic clasts/blocks and mega-boudins of felsic volcanics, gabbro, pillowed mafic volcanic, siliciclastic and calcareous sedimentary rocks within a shale/siltstone/volcaniclastic matrix. The Dunnage Mélange has been intruded by the Coaker Porphyry, which underlies the southern part of the property.

Exploration by Rubicon and the property vendors has defined two east-west trending gold mineralized zones; the New World Trend in the north property area and the Dunnage-Coaker Trend in the south property area. Eleven gold occurrences have been discovered along the New World Trend (7 with visible gold) and three along the Dunnage-Coaker Trend.

The New World Trend is a 15 kilometre long structural-stratigraphic contact zone between siliciclastic turbidites (Caradocian and Badger Group) and the Dunnage Mélange. Mineralization is exposed along the southern shore of New World Island and on small islands within the waterway of Dildo Run. Pyrite, arsenopyrite, and gold mineralization are typically associated with moderate to strong, crosscutting quartz carbonate veining within the variably altered sedimentary and mafic rocks and felsic intrusive units.

Highlight from channel samples collected from various gold showings along the New World Trend are summarized below.

- Dark Hole showing – 44.3 g/t gold over 0.5 metres and 6.1 g/t gold over 1.2 metres
- Little Island showing – 10.7 g/t gold over 1.4 metres and 13.2 g/t gold over 1.1 metres
- Gina showing – 49.0 g/t gold over 0.3 metres and 18.8 g/t gold over 0.3 metres
- Big Island showing – 18.1 g/t gold over 2.3 metres and 50.2 g/t gold over 1.1 metres
- Big Oz showing – 87.0 g/t gold over 0.8 metres

The Dunnage-Coaker Trend is exposed over a 2-kilometre strike length between Coaker and Dunnage Islands. Gold mineralization occurs in pervasively altered and variably quartz-carbonate veined porphyry and as higher-grade mineralization at the contact of Coaker porphyry and adjacent Dunnage Mélange. Highlight assays from channel samples collected from occurrences along the DCC are outlined in the table below.

- Hi-grade showing – 7.3 g/t gold over 2.05 metres, 4.73 g/t gold over 1.6 metres, 8.3 g/t gold over 1.9 metres, 6.2 g/t gold over 1.2 metres and 7.1 g/t gold over 1.2 metres
- Mispickel showing – 1.03 g/t gold over 25.9 metres
- Quinlan showing – 0.68 g/t gold over 12.8 metres

Planned exploration work for 2006 includes a high-resolution airborne magnetic and electromagnetic survey and follow-up diamond drilling (~1000 metres) targeting the gold mineralization at the Big Oz Zone.

Star Track Trend Properties, Newfoundland

Star Track Property (Au)

The Star Track property is located approximately 16 kilometres east of Gander, Newfoundland near the town of Benton. The property is covered by NTS mapsheet 02D/16. Access to the property is excellent with the Trans Canada Highway transecting the western-most portion of the property. Existing logging roads and an abandoned railroad bed provide good access to most areas of the property.

Ownership

The Star Track property consists of 1 mineral licence (158 claims) and covers 3950 hectares. Rubicon optioned the property from local prospectors Robert and Alexander Stares in November 2001. Under the terms of the agreement, Rubicon can earn 100% interest in the property by making cash and share payments over a five-year period. The claims are subject to a 2% NSR of which Rubicon can purchase 50% of the NSR for $1,000,000. See Schedule "J", "Information Concerning Paragon After the Arrangement" - "Material Contracts".

Geology and Exploration

The property is underlain by rocks of the Gander Group that are further divided into early to middle Ordovician Indian Bay Big Pond Formation, Cambrian to Early Ordovician Jonathan's Pond Formation, and the Square Pond Gneiss. Black politic rocks characterize the Indian Bay Big Pond Formation and quartz-rich psammitic rocks characterize the Jonathan's Pond Formation. The Square Pond Gneiss located to the east of the property is a 10 kilometres wide belt of rocks that underlie and are considered to be metamorphosed equivalents of Gander Group rocks. A regional gravity-magnetic high correlates with a discontinuous belt of mafic-ultramafic of rocks that appear to be associated with a zone of west dipping thrusting that underlies the Startrack property at depth. The correlation of arsenic, antimony and gold lake sediment anomalies along this gravity-magnetic boundary points to a potential new gold belt that has had little previous exploration

A government geologist initially discovered gold in the area in 1986. Since that time, various companies including Noranda, Corona Corporation, Celtic Minerals and Terra Nova Exploration have conducted early stage exploration in the region. Exploration by these companies consisted of reconnaissance prospecting, soil sampling, lake sediment sampling, geological mapping and sampling and limited geophysical surveys. Reported results indicate anomalous to locally highly anomalous gold values and associated arsenic and antimony.

Beginning in 2001, Rubicon conducted extensive prospecting, geological mapping, trenching and airborne geophysical programs that have resulted in discovery of numerous new gold occurrences. A total of 2000 rock, soil and trench channel samples have been collected from the Star Track property. High grade gold values from grab samples occur in highly deformed quartz-arsenopyrite vein zones referred to as the "Star Track Trend" and "Stallion Trend". Grab samples from the Jobs Pond Gold showing found within the Star Track Trend contained up to 256.1 g/t gold with trench channel samples retuning up to 20.7 g/t gold over 0.60 metres. In 2004, Rubicon completed seven diamond drill holes (2,162 metres) that were designed to test gold showings along the two mineralized trends. The drilling intersected highly deformed quartz-arsenopyrite vein zones with sample results returning up to 1.34 g/t gold over 0.6 metres over an interval located about 100 metres down dip from the Jobs Pond showing.

Rubicon's exploration work confirms the presence of a prospective vein-hosted gold system characterized by broad zones (trends) of alteration and silicification with associated pyrite, arsenopyrite, stibnite and gold mineralization. The Startrack Trend is thought to represent a structural culmination in the hanging wall to a major crustal shear with possibilities of an "extensive saddle reef system at depth". The mineralization style is interpreted to be analogous to Bendigo-Ballarat gold deposits located in central Victoria, Australia. The Stallion Trend forms a second gold environment, and consists of fault controlled, vuggy quartz-sediment breccias and silicified-sericitic zones with arsenopyrite, stibnite and elevated gold values (up to 9 g/t Au in grabs). The structurally controlled stibnite-rich veins are the subject of Chris Buchanan's Ph.D. thesis at Memorial University.

Drilling is recommended at the Jobs Pond occurrence and additional soil sampling is warranted to outline near surface veins and vein extensions

Avalon Trend Properties, Newfoundland

Bergs Property (Au, Ag)

The Bergs property is located approximately 12 kilometres west of St. John, Newfoundland and surrounds the community of Conception Bay South. Access to the property is excellent from Route 1 west of St. John and Route 60 to the Conception Bay South area. Routes 10 and 13 provide access to the south end of the property.

Ownership

The property consists of one mineral licence (255 claims) covering a total area of 6375 hectares. Rubicon optioned the property from local prospectors Mark Osmond, Alex Turpin, Tom Gosine and Greg Peddle in November 2002 and has since earned a 100% interest. The property is subject to a 2% NSR payable to the vendors of which Rubicon can purchase 1% for $1.5 million. Rubicon has the first right of refusal on the remaining 1%. Annual advance royalty payments of $15,000 per year begin in November 2007.

Geology and Exploration

The Bergs property lies within the eastern Avalon high-alumina belt ("EAHAB"), an extensive zone of epithermal-style hydrothermal alteration located along the eastern margin of the late Neoproterozoic (590-570 Ma) volcano-plutonic core of the Avalon Peninsula. The host rocks are part of a thick sub-aerial succession of welded and variously flattened, rhyolitic to dacitic, pumice-rich ash-flow tuffs,

stratigraphically associated with dome-facies flows, plugs and breccias of broadly similar composition. These rocks are favourable hosts to low sulphidation, high-grade gold-silver vein systems.

Historically, the area has seen very little exploration for this type of low sulphidation gold target, with the exception of a short period of exploration by Fort Knox Gold Resources in 1998-1999. Fort Knox completed geological mapping and six diamond drill holes – no results available. In April 2002, prospector Greg Peddle completed a single reconnaissance drill hole at the Bergs prospect. The drill hole intersected three significant mineralized veins and/or vein-breccia zones including 0.535 g/t gold over 2.2 metres, 0.327 g/t gold over 2.5 metres, and 0.570 g/t gold over 3.8 metres. Additional veins assaying from 0.10 to 0.40 g/t gold were intersected to depths of 75 metres down the hole. Results from the drill core indicate multiple veins and breccia zones to be present, and may form part of a significantly larger, complex and composite vein-stockwork-breccia system.

Geological mapping and prospecting by Rubicon between 2003 and 2005 outlined multidirectional, crustiform-banded silica-hematite veins and vein-breccias that intrude silica-altered rhyolite and rhyolite breccias in an outcrop on the central portion of the Bergs prospect. Grab samples yielded the high-grade gold assays of 54.30 g/t gold, 26.50 g/t gold, and 23.60 g/t gold. Other veins in the same outcrop assayed 4.9 g/t gold, 1.65 g/t gold, 0.34 g/t gold, 0.27 g/t gold, and 0.14 g/t gold. Four grab samples of banded vein fragments collected from sub-cropping angular breccias located approximately 85 metres to the northwest of the high-grade gold veins contain anomalous gold of up to 7.75 g/t gold.

Bonanza grade gold values coupled with favourable host rocks support a low suphidation epithermal gold environment and the potential for the Bergs property to host economic gold deposits. Rubicon is currently seeking a partner to advance this project.

Base Metal Properties, Newfoundland

Point Leamington Property

The Point Leamington massive sulphide deposit is located in north-central Newfoundland, approximately 70 kilometres northwest of Gander and 37 kilometres north of the town of Grand Falls. The property sits in a low-lying swampy area accessible via an 8-kilometre logging road connecting to Highway #1.

The Point Leamington property consists of one mining lease and two mineral licences, covering a total area of approximately 638 hectares. In February 2004, Rubicon entered into a cash and shares purchase agreement with TLC Ventures Corp ("TLC"), whereby TLC can acquire 100% of the Point Leamington property. In May 2006, TLC earned a 100% interest in the property by completing the terms of the purchase agreement. The property is subject to a 2% NSR royalty, of which Rubicon may purchase 0.5% for $500,000.

Seal Bay Property

The Seal Bay property is located on the western side of Seal Bay, 90 kilometres northwest of the town of Gander and 50 kilometres north of the town of Grand Falls-Windsor, Newfoundland. The property area is accessible by boat from Leading Tickles, a fishing community connected to the Trans-Canada Highway via Highway 350. Food supplies and small hardware items can be obtained from the communities of Leading Tickles or Triton. The closest service and supply centre for advanced exploration projects would be the seaport town of Botwood, located 30 kilometres southeast of Seal Bay.

<u>Ownership</u>

The Seal Bay property is subject to an earn-in option to the Joint Venture agreement with Falconbridge Limited ("Falconbridge") whereby Rubicon can earn a 51% interest by spending $700,000. Rubicon made additional expenditures of more than $205,000 in 2005 to earn its 51% interest as required by an amended Seal Bay agreement dated July 15, 2002. A joint venture is currently being formalized.

Geology and Exploration

The Seal Bay area is situated within the Dunnage Tectonostratigraphic zone of the Newfoundland Appalachians and is largely underlain by supracrustal sequences of volcanic, sub volcanic and epiclastic rocks of the Ordovician Wild Bight Group. The lithologies, geochemistry, and variety of proximal fragmental rhyolitic rocks underlying the property are analogous to those commonly associated with Paleozoic volcanogenic massive sulphide deposits. The proximal nature of the felsic volcanic rocks, coupled with two phases of folding, faulting and a penetrative N-S foliation has complicated efforts to fully understand the stratigraphy. A re-interpretation by Falconbridge geologists in 1990-91 and Rubicon geologists in 1996 in the area of the Camp and Main Zone sulphides occurrences, suggests that the overall trend of the felsic sequence is about N70o-80oE, as opposed to foliation parallel N10o-15oE.

Texasgulf and Falconbridge drilled a total of 3885 metres in 20 holes between 1974 and 1991, to test several copper-zinc base metal occurrences. The best results to date are 9.1 metres of 1.0% copper, 0.82% zinc, 36 g/t silver; 9.0 metres of 0.75% copper; and 89.1 metres of 0.80% zinc.

Rubicon completed two drill programs in June-July 1998 and November-December 2005 for a total of 3148 metres of drilling. The 1998 program (2034 metres in 5 holes) tested the re-interpretation of the rock trend and intersected significant base metal mineralization in several holes including 9.0 metres of 0.75% copper in SB-98-13 and 89.1 metres of 0.80% zinc and 0.16 g/t gold in SB-98-14. A total of 1,114 metres were drilled in 4 drillholes in 2005. Highlights include 10.5 metres of 111 ppb gold, 101 ppm copper, 363 ppm lead, 2162 ppm zinc and 10.7 g/t silver in drillhole SB05-10ext.

Downhole EM should be completed on the most recent drill holes and a resurvey of some of the old holes is warranted prior to more drilling. The two Rubicon drill programs have limited the plunge of Main Zone mineralization to steep north or northeast and this concept should be tested. Stratigraphy to the south of the Main zone indicates a rapid facies change to altered rhyolite tuffs that are not exposed on surface and are interpreted to have a moderate west-northwest dip. The facies change may represent a more favourable environment for massive sulphide deposition relative to the massive proximal host rhyolites that are exposed on surface. This idea warrants drill testing. The Camp zone was not adequately tested by SB-05-18 because of extreme drill hole deviation and requires more testing. Two additional surface showings, the North Zone and Eagle Head need to be drill tested.

West Cleary Property

The West Cleary property is located 2 kilometres east of the town of Robert's Arm in north central Newfoundland. The property consists of a single mineral license (16 claims) covering 400 hectares. Highway 380 to Robert's Arm cuts through the south part of the property. Numerous winter roads/trails provide access to the northern parts of the property.

Ownership

Rubicon optioned the West Cleary property from Falconbridge in March 1996. Rubicon has since earned a 51% interest in the mineral license from Falconbridge. by incurring exploration expenditures of more than $81,387. A joint venture with Falconbridge is currently being formalized.

Geology and Exploration

Lower Ordovician volcanic rocks of the Robert's Arm Group underlie the property. The Roberts Arm Group is a lower Ordovician, spilitized island arc assemblage of mafic and felsic volcanic rocks. The area is regionally referred to as the Buchans-Roberts Arm Belt, and is a prolific host of volcanogenic massive sulfide deposits, including the former producer, Buchans Cu-Pb-Zn deposit. The rocks are separated to the north from tholeiitic basalts of the Lush's Bight Group by the Lobster Cove fault. The Robert's Arm Group is faulted to the west against the Mansfield Cove tonalite, a complex of older formed plutonic rocks,

and to the southeast (Red Indian Line) against the Crescent Lake Formation. Intruding the Roberts Arm volcanics are a series of small, possibly coeval gabbroic to dioritic intrusive bodies

The property saw limited systematic exploration until 1989, when Falconbridge completed soil, stream, and rock sampling programs, detailed trench mapping and VLF/Magnetics geophysics on the property from 1989 to 1990. Significant results include a sample from the shaft vein with 4.56% copper, 2.5% lead, 1.1% zinc over 3.0 metres; and angular float sample of 0.36% copper, 11.2% lead, 21.0% zinc, 19.2 g/t gold, 30.2 g/t silver and up to 8.8% zinc from altered basalt fragmental rocks in trench #5. The work showed indications of a large zoned hydrothermal system.

Since acquiring the property in March 1996, Rubicon has completed soil sampling, prospecting, rock sampling and geophysical surveys on the property. A single drillhole completed in 1998 intersected two stockwork zones with weakly anomalous base and precious metals.

Two diamond drill holes were completed on the property targeting chargeability IP anomalies and surface veining and alteration during January 2006. In the first hole, minor mineralization was encountered throughout the host intrusive with locally up to 5-7% combined pyrite, chalcopyrite, galena and sphalerite. In the second hole, a veined zone with semi-massive to a massive section of sulphides was encountered between 32.68 metres to 32.90 metres. It contained mainly pyrite with up to 5 to 10% sphalerite, chalcopyrite, and galena. Assays up to 3.7 g/t gold, 5.6 ppm silver, 2730 ppm lead, 791 ppm copper and 1.1% zinc over 0.3 metres (52.45 metres to 52.75 metres) were obtained from the first hole. Assays up to 6.21 % zinc, 1.02% copper, 1.42% lead and 12.2 ppm silver over 0.22 metres (32.68 to 32.90 metres) were obtained from the second hole.

Harpoon Brook Property

The Harpoon Brook property is located in central Newfoundland approximately 80 kilometres southeast of Grand Falls-Windsor and 17 kilometres south of the community of Millertown. The property is easily accessed via well-maintained logging roads originating from Millertown. A number of secondary logging roads and logging trails provide very good access to various parts of the interior of the property. The new Duck Pond Mine development (located 2.4 kilometres east of the property) provides additional year-round road access to the northeastern part of the claim and construction of a power line.

Ownership

The Harpoon property consists of 5 mineral licences (225 claims) and covers a total area of 5625 hectares. The Harpoon property is under option from prospectors Al and Kevin Keats. Under the agreement the claims are subject to option payments totalling $95,000 ($25,000 paid) and 10,000 Rubicon Common Shares (10,000 paid) over 3 years with the property subject to a 2.0% NSR payable to the vendors of which Rubicon can purchase 1.0% for $1.0 million. Rubicon has the right of first refusal on the remaining 1.0% NSR.

Geology and Exploration

The Harpoon Lake Project covers a significant strike length of the Victoria Lake Group, a very prospective volcanic package hosting significant VMS deposits and prospects (Duck Pond, Burnt Lake, Boomerang deposit, Long Lake and others). These deposits are hosted within two belts of felsic volcanic-sedimentary sequences: the Tulks Hill and Tally Pond belts. The Harpoon Lake property covers approximately 20 kilometres of the Tally Pond that includes a package of chloritized felsic volcanic rocks assumed to be the extension of the Duck Pond Horizon (host to the Duck Pond and Boundary massive sulphide deposits). Numerous EM anomalies are present on the property; many are associated with graphitic sedimentary horizons ("formational"). Coincidentally, the Duck Pond deposit is intimately associated with graphitic sediments as well as the Boomerang Deposit currently being explored by Messina Minerals.

The Duck West area on the Harpoon property is situated approximately 2.8 km west of the Duck Pond Deposit in an area interpreted to contain the western projection of the favourable Duck Pond Horizon. Access is good to the grid area along abandoned logging roads branching from the Duck Pond Mine Road. Deep stratigraphic drilling (hole HP-90-1) intersected the interpreted "Duck Pond Thrust" but the hole was terminated in pyrite-mineralized volcaniclastic sediments just below the fault zone.

Rubicon has completed limited exploration work since acquiring the project in 2005. Recommended work for 2006 includes expanded prospecting, soil and till sampling, trenching of geochemical targets and a high-resolution airborne magnetic and electromagnetic survey.

Lake Douglas East & West Property

The Lake Douglas property is located approximately 40 kilometres south-southwest of Millertown with Lake Douglas located in the northeast part of the property. The property is covered by NTS mapsheet sheet 12A/7. Access is excellent via a series of well-maintained logging roads extending south from Millertown. Several outfitters camps are located in the area as well as boarding houses in Millertown and provide suitable accommodations.

Ownership

The Lake Douglas property consists of 13 minerals licenses (298 claims) covering 7,450 hectares. The property was optioned from local prospectors whereby Rubicon can earn a 100% interest in two agreements (Lake Douglas West and Lake Douglas East) by spending an aggregate $500,000 and issuing 175,000 Rubicon Common Shares over a 5-year period (2006 to 2011). The property vendors retain 2.0% NSR, of which Rubicon may purchase 1.0% NSR for $1,000,000, with a right of first refusal on the remaining 1.0%NSR.

Geology and Exploration

The Lake Douglas property covers a 20 kilometre strike length of the prospective Victoria Lake Group, a volcanic-sedimentary rock sequence hosting several significant VMS deposits and prospects (Aur Resources - Duck Pond Deposit, Messina Minerals – Boomerang Deposit and Long Lake prospect, Celtic Minerals - Great Burnt Lake & South Pond deposits). The Victoria Lake Group VMS deposits are historically hosted within two felsic volcanic-sedimentary sequences: the Tulks Hill and Tally Pond belts. The Lake Douglas property is hosted within an adjacent Cambro-Ordovician volcanic-sedimentary belt known as the Lake Douglas-Carter Lake Volcanics; a belt that Rubicon believes has potential to host significant base-metal deposits similar to that in the Tulks Hill and Tally Pond Belts.

The volcanic-sedimentary belt consists of three main lithologies: 1) interbedded siltstones, arkoses and black shale. 2) Crystal-lithic and siliceous felsic tuffs, rhyolitic flows, breccias and/or sub volcanic intrusive rocks, and 3) Mafic volcanic rocks which are generally massive or pillowed and locally vesicular. Both felsic and mafic intrusive rocks of Silurian-Devonian age occur in the southern part of the property. Gander Zone metasedimentary rocks occur to the southeast of the property, and are separated from the volcanic-sedimentary rocks by the Noel Paul's Line.

Angular, massive sulphide float was discovered on the property by the vendors in December 2005. The massive sulphide boulders contain sphalerite, galena, pyrite, chalcopyrite, and jamesonite-boulangerite and graphite. Assay results indicate of up to 20% zinc, 16.6% lead, 1.57 g/t gold and 157.5 g/t silver, and 0.5% copper in one sample (LD-05-01) and 12.5% zinc, 24.5% lead, 0.07 g/t gold and 253.4 g/t silver in a second sample (LD-05-02). A massive pyrite boulder found in the same area assayed 0.43% zinc, 0.04% lead, 1.11 g/t gold and 42.5 g/t silver, 0.25% copper (LD-05-03). The mineralized boulders contain elevated concentrations of indium (to 21.1 ppm) and antimony (to 5.9%), mercury and tellurium.

Compilation of historic Noranda, Falconbridge and Loydex Resources Inc. data include several float and bedrock base metal and precious metal occurrences, anomalous soils, stream sediment and lake sediment

geochemistry, anomalous rock litho-geochemistry and several AEM conductors on the property. Noranda occurrences include a banded sulphides sample (subcrop) containing 7% zinc; an outcrop sample with 1.3% lead, 1% zinc and 60 ppm silver and an anomalous float sample containing 3% zinc, 1.7% lead, 4.3 g/t gold and 627 ppm silver. Collins (1993) commented, "This area represents one of the most geochemically anomalous zones in the entire former Tally Pond joint venture area with multi-element lake sediment, stream silt, and subsequent soil geochemistry anomalies". Collins (1993) also reported whole rock geochemistry results whereby a sample from a mineralized showing plotted within the favourable "Duck Pond Field" on the lithogeochemical discrimination diagram.

The Haven Steady prospect, located 2.5 kilometres northeast of the property's northern boundary, appears to share striking similarities to the Lake Douglas geology and mineralization. The Haven Steady prospect consists of surface and drill intersections consisting of broad stringer-disseminated-stockwork zones and narrower massive sulphides intervals. Up to three significant mineralized horizons have been reported from previous drilling. Typical results include stringer-stockwork mineralization ranging from 2 to 13 metres thick and massive sulphide intersections ranging from 1.5 to 3 metres thick. Values from the massive sulphide intersections include 22.2 % zinc, 6.13% lead, 0.14% copper, 62 ppm silver and 0.93 g/t gold over 1.5 metres. Stringer-stockwork zones are thicker and include 2.94% zinc, 1.01% lead, 0.26% copper, 18.25 ppm silver and 0.51 g/t gold over 15 metres.

Since acquiring the property in January 2006, Rubicon has started a comprehensive digital compilation of previous work and results. A comprehensive exploration program of prospecting, geological mapping, soil and till sampling, lithogeochemical sampling, trenching, high-resolution airborne magnetic and electromagnetic survey is recommended with follow-up drilling where warranted. A key goal of the initial exploration is to locate the bedrock source of the angular, massive sulphide discovery float.

Maritec Property, Baie Verte

The Maritec Property is located in north-central Newfoundland approximately 16 kilometres northeast of the town of Baie Verte in the Mings Bight area of the Baie Verte Peninsula. The property is accessed via secondary paved highways and a network of logging roads. Anaconda's Pine Cove Deposit (currently in feasibility) is located 5 kilometres to the southwest of the property and is hosted in the same rocks as those that underlie the Maritec property.

The Maritec Property consists of 3 mineral licences (43 claims) for 1075 hectares and is owned 100% by Rubicon. The exploration target is structurally controlled gold. Highlights from property are 61.8 g/t gold over 1 metre in historic channel sample, and 10.06 oz/t gold in historic grab sample. This property is currently being marketed to third parties.

Incognita Property, Baffin Island, Nunavut

The Incognita property is located approximately 160 kilometres west of Iqaluit and 90 kilometres northwest of the town of Kimmirut on south Baffin Island, Nunavut. The claims are covered by NTS maps sheets 025M/03, 04, 05 and 06. Access to the property is by helicopter from Iqaluit from which daily scheduled domestic air service is available from south and western Canada.

Rubicon has a 100% interest in the 5 mineral claims that covers approximately 2,118 hectares. The property is subject to a 1.5% NSR royalty payable to a third party. Rubicon may purchase its portion of the NSR royalty, at the option of the third party, by either issuing 150,000 Rubicon Common Shares or paying $1.0 million, at the election of the royalty holder. There are no current exploration plans for the property.

FUNDS AVAILABLE

Private Placement Financing

Prior to the completion of the Arrangement, Paragon intends to carry out a non-brokered private placement of special warrants (the "**Paragon Financing**") to raise gross proceeds of a minimum of $3.0 million and a maximum of $3.7 million by way of the sale of a combination of flow-through special warrants ("**Paragon Flow-Through Special Warrants**") and non flow-through special warrants ("**Paragon Unit Special Warrants**") (collectively, the "**Offered Securities**"), such that the total number of Paragon Flow-Through Special Warrants and Paragon Unit Special Warrants issued will comprise of approximately 62% and 38%, respectively, of the total number of Offered Securities.

Under the Paragon Financing and subject to completion of the Arrangement, Paragon will sell:

1) a minimum of 3,333,333 and a maximum of 4,166,666 Paragon Flow-Through Special Warrants at the price of $0.60 per special warrant. Each Paragon Flow-Through Special Warrant entitles the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share; and

2) a minimum of 2,000,000 and a maximum of 2,400,000 Paragon Unit Special Warrants at the price of $0.50 per special warrant. Each Paragon Unit Special Warrant entitles the holder to receive, upon exercise and for no additional consideration, one non-flow-through Paragon Common Share and a one whole non-flow-through share purchase warrant (the "**Paragon Series A Warrant**"), with each whole Paragon Series A Warrant entitling the holder to purchase one additional non-flow-through Paragon Common Share at the price of $1.00 per share for a term of two years following the closing of the Paragon Financing.

Pursuant to an agreement (the "**Altius Agreement**") entered into on June 21, 2006 with Altius Resources Inc. ("**Altius**"), a wholly-owned subsidiary of Altius Minerals Corporation, Altius will subscribe under the Paragon Financing for 2,500,000 Paragon Flow-Through Special Warrants and will subscribe for or place with eligible investors 800,000 Paragon Unit Special Warrants. Under the Altius Agreement, Rubicon and Altius have agreed to work together to place the remaining Offered Securities to eligible investors in British Columbia, Alberta, Ontario and Newfoundland and Labrador and such other jurisdictions as may be agreed to (the "**Offering Jurisdictions**") pursuant to exemptions from the registration and prospectus requirements of the securities legislation of the Offering Jurisdictions. Rubicon has reserved the right to purchase up to 1,000,000 Paragon Unit Special Warrants under the Paragon Financing.

If market conditions require it, Paragon may, subject to agreement with Rubicon and the Altius, vary or amend the terms and conditions of the Paragon Financing which may result in reducing the purchase price per security, increasing the number of securities to be sold pursuant thereto and/or varying or modifying the number and price of the Offered Securities and, accordingly, in certain circumstances, increasing the gross proceeds from the sale of the Paragon Flow-Through Special Warrants from the currently contemplated 62%, up to a maximum of 70%, of the total gross proceeds raised from the sale of all of the Offered Securities, subject to acceptance by the TSX-V. Any such variation of the terms and conditions of the Paragon Financing may result in further dilution of the Paragon shareholders, in excess of the dilution currently assumed and otherwise disclosed in this Circular.

The TSX-V has required, as a condition of granting final approval to the Arrangement and to the listing of the Paragon Common Shares on the TSX-V that Paragon raise at least $3 million from the Paragon Financing.

Rubicon is a "Principal" of Paragon and any Paragon Common Shares and Paragon Series A Warrants will be subject to a TSX-V-approved form of escrow agreement. See Schedule "J" "Escrowed Securities". In addition, pursuant to the Altius Agreement, Altius will be required to acknowledge that in order for Rubicon to implement its tax plan for the Arrangement, if Altius, together with any associates, holds 10% or more of the of Paragon Common Shares on completion of the Arrangement, Altius will not be able to sell any of the Paragon Common Shares as part

of the same "series of transactions" as the Arrangement and Altius will be required to give a representation to that effect to Rubicon.

Under the Altius Agreement, Altius has agreed that, upon expiry of the hold period on the Offered Securities, it will, on a best efforts basis, maintain orderly market conditions if it proposes to sell any or all of the Paragon Common Shares acquired through the Paragon Financing. Altius has also agreed not to increase its ownership position in Paragon to 20% or greater of the Paragon Common Shares. In addition, Altius was granted the right to participate in future financings equal to or less than the percentage of Paragon Common Shares held at the time of such financing. The Altius Agreement provides that Altius's right to pro rata participation in future financings will lapse if Altius does not to participate in two subsequent financings.

Paragon has agreed under the Altius Agreement to enter into an option agreement with Altius with respect to the South Tally Pond property to acquire a 100% undivided ownership interest in the South Tally Pond property by making the following share payments: (i) 250,000 Paragon Common Shares immediately after the Effective Date of the Arrangement (ii) 250,000 Paragon Common Shares on or before the 1st anniversary of the Effective Date and (iii) 500,000 Paragon Common Shares on or before the 8th anniversary date of the Effective Date or upon completion of a feasibility study on the property.

The closing of the Paragon Financing will occur on to the Effective Date following completion of the Arrangement. An escrow agent ("**Escrow Agent**") will be appointed by Paragon to hold all of the subscription proceeds under the Paragon Financing in escrow until closing of the Paragon Financing.

Under the Arrangement, the Paragon Flow-Through Special Warrants and Paragon Unit Special Warrants will be automatically exercised on the Effective Date without any further action on the part of the subscribers, and the Paragon Common Shares and Paragon Series A Warrants will be issued accordingly. Upon closing of the Paragon Financing, the Escrow Agent will release the subscription proceeds to Paragon. The subscribers will receive certificates representing the Paragon Common Shares and the Paragon Series A Warrants.

If the Plan of Arrangement does not complete, the subscription proceeds of the Paragon Financing will be returned to the subscribers.

The price of the Offered Securities was determined by negotiation between Rubicon, Paragon and Altius, and in accordance with the policies of the TSX-V.

Canadian Exploration Expense

Subject to certain detailed conditions and restrictions under the *Income Tax Act* (Canada) (the "**ITA**"), the initial holders of Paragon Flow-Through Special Warrants who receive flow-through Paragon Common Shares pursuant to the Arrangement ("**Flow-Through Investors**") will be entitled to claim certain deductions for income tax purposes in respect of any Canadian Exploration Expense ("**CEE**") (as defined in subsection 66.1(6) of the ITA), other than expenses that are prescribed Canadian exploration and development overhead expense for the purpose of subsection 66 (12.6) of the ITA, incurred by Paragon and renounced in favour of such holder. Flow-Through Investors who are individuals will also be entitled to claim an investment tax credit on the CEE renounced to such Flow-Through Investors. Under the terms of the subscription agreements to be entered into with the prospective subscribers under the Paragon Financing, Paragon will agree to incur CEE in an aggregate amount which will enable it to renounce CEE in an amount that is not less than 95% of the gross proceeds from the sale of the Paragon Flow-Through Special Warrants (the "Initial Flow-Through Funds"). Paragon will expend as much of the Initial Flow-Through Funds as is commercially reasonable between the closing date of the Paragon Financing and the last day of the year after the year in which the Initial Flow-Through Funds are received, and to renounce on or before March 31, 2007 the amount of the Initial Flow-Through Funds so incurred to purchasers with an effective date of renunciation of no later than December 31, 2006.

Funds Available

As at July 7, 2006, Paragon had no working capital. Upon completion of the Paragon Financing and the Arrangement, the available working capital of Paragon will be approximately $3,000,000, assuming completion of the minimum Paragon Financing, and approximately $3,700,000, assuming completion of the maximum Paragon Financing (the "**Available Funds**").

Principal Purpose of Available Funds

Assuming completion of the Arrangement, Paragon will use the Available Funds as follows:

Use of Proceeds	Minimum Financing	Maximum Financing
To pay for the exploration activities on Paragon's Principal properties as follows:		
Joe Batt's Pond Linear Property (1)	$700,000	$700,000
To pay outstanding property commitments on Paragon's Principal Properties:		
Joe Batt's Pond Linear Property (1)	$50,000	$50,000
To fund exploration activities and maintenance on Paragon's other properties (2)	$1,200,000	$1,200,000
To fund ongoing operations and administration costs	$690,000	$690,000
To provide working capital (unallocated)	$360,000	$1,060,000
TOTAL FUNDS AVAILABLE	$3,000,000	$3,700,000

Notes:

(1) See Schedule "J", "Information Concerning Paragon After the Arrangement – Principal properties – JBP Linear property"

(2) Other than the Golden Promise Property, which is solely funded by Crosshair Exploration (see Schedule "J", "Information Concerning Paragon After the Arrangement - Principal Properties - Golden Promise Property"). See Schedule "J", "Information Concerning Paragon after the Arrangement – Other Properties".

The funds available for ongoing operations will be sufficient to meet Paragon's administration costs for the next twelve months. See Schedule "J", "Information Concerning Paragon After the Arrangement – Administration Expenses". Paragon will spend the Available Funds as set out above. There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary. Paragon will only redirect funds to other properties on the basis of a recommendation from a professional geologist or engineer.

Administration Expenses

The following table discloses the estimate aggregate monthly and yearly administration costs that will be incurred by Paragon:

TYPE OF ADMINISTRATIVE EXPENSE	Estimated Monthly Expenditure	Estimated 12-Month Expenditure
Salaries and Consulting (1)	$ 27,500	$ 330,000
Professional Fees (2)	$ 10,000	$ 120,000
Rent and Office Services (3)	$ 8,000	$ 96,000
Regulatory Filing Fees	$ 4,000	$ 48,000
Investor Relations	$ 8,000	$ 96,000
TOTAL	**$ 57,500**	**$ 690,000**

Notes:

(1) This includes expenses related to salaries of officers and employees (not otherwise allocated to exploration projects) and required travel.

(2) This includes expenses related to legal fees, audit fees, and accounting fees.

(3) This includes the expenses related to the Vancouver office, utilities, insurance and supplies

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The section entitled "Selected Proforma Financial Information" at page 5 of the Circular is a summary of pro-forma financial information for Paragon as at March 31, 2006 derived from the financial statements of Rubicon at such date. As well, at Schedule "A" to the Circular is the unaudited pro-forma consolidated balance sheet for Paragon as at March 31, 2006. The unaudited pro-forma consolidated balance sheet was prepared as if the Arrangement had occurred on March 31, 2006.

DESCRIPTION OF SECURITIES

CAPITALIZATION

The following table sets forth Paragon's capitalization as of the dates indicated taking the completion of the Paragon Financing into account:

Designation	Authorized	Outstanding as at July 7, 2006	Outstanding Following Completion of the Arrangement Assuming Minimum Financing	Outstanding Following Completion of the Arrangement Assuming Maximum Financing
Paragon Common Shares	Unlimited	Nil	18,275,420(1)(2)	19,508,753(1)(3)
Long Term Debt	N/A	Nil	Nil	Nil

Notes:

(1) This number is based on 76,152,525 Rubicon Common Shares being issued and outstanding at the Effective Date and the exchange of one Paragon Common Share for every 6 Rubicon Common Shares for a total of 12,692.087 Paragon Common Shares.

(2) Based on a minimum Paragon Financing of $3 million through the issuance of 5,333,333 Paragon Common Shares of which 3,333,333 are flow through Paragon Common Shares; and the issuance of 250,000 Paragon Common Shares to Altius on the Effective Date pursuant to the option agreement with Altius with respect to the Tally Pond property. See Schedule "J", "Information Concerning Paragon After the Arrangement - Funds Available - Private Placement Financing".

(3) Based on a maximum Paragon Financing of $3.7 million through the issuance of 6,566,666 Paragon Common Shares of which 4,166,666 are flow through Paragon Common Shares; and the issuance of 250,000 Paragon Common Shares to Altius on the Effective Date pursuant to the option agreement with Altius with respect to the Tally Pond property. See Schedule "J", "Information Concerning Paragon After the Arrangement - Funds Available - Private Placement Financing".

Share Capital

Common Shares

Paragon is authorized to issue an unlimited number of Paragon Common Shares. Once issued, all of the authorized Paragon Common Shares will rank equally as to dividends, voting powers (one vote per Paragon Common Share) and participation in assets upon dissolution or winding-up. No Paragon Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attached to the Paragon Common Shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds, or provision permitting or restricting the issuance of additional securities, or requiring a securityholder to contribute additional capital. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the CBCA and Paragon's Articles. Generally, substantive changes to the share capital require the approval of the shareholders by special resolution (at least two-thirds of the votes cast by shareholders present in person or by proxy).

Paragon does not have and will not have immediately following the Arrangement, any classes of preferred shares authorized or issued.

Loan Capital

Paragon does not have any debt obligations outstanding.

Fully Diluted Share Capital

The following table represents the share capitalization of Paragon on completion of the minimum financing, as at the Effective Date and assuming completion of the Arrangement.

SHARE CAPITALIZATION	Number of Shares	Percentage Of Total
Paragon Common Shares issued pursuant to the Arrangement Agreement(1)	12,692,087	59%
Paragon Common Shares issued in connection with Paragon Financing(2)	5,333,333	25%
Paragon Common Shares issued in connection with the South Tally Pond property acquisition	250,000	1%
SUB-TOTAL	**18,275,420**	**85%**
FULLY DILUTED		
Paragon Common Shares on exercise of existing Rubicon Warrants and Rubicon Options(3)	1,309,861	6%
Paragon Common Shares on exercise of Warrants issued in connection with the Paragon Financing(4)	2,000,000	9%
SUB-TOTAL	**3,309,861**	**15%**
TOTAL	**21,585,281**	**100%**

Notes:

(1) Based on 76,152,525 Rubicon Common Shares being issued and outstanding at the Effective Date and the exchange of one Paragon Common Share for every six Rubicon Common Shares held at the Share Distribution Date.

(2) Based on raising the minimum amount of $3 million under the Paragon Financing.

(3) Based on 3,627,396 Rubicon Warrants; 4,206,372 Rubicon Options and 25,398 additional warrants available on exercise of Compensation Options being outstanding as at Effective Date, which entitles the Holder to purchase 1/6 of a Paragon Common Share per Rubicon Warrant, 1/6 of a Paragon Common Share per Rubicon Option and 1/6 of a Paragon Common Share per Compensation Option.

(4) Based on raising the minimum amount of $3 million under the Paragon Financing, which includes 2,000,000 Paragon Unit Special Warrants, which on the Effective Date converts into 2,000,000 Paragon Common Shares and 2,000,000 Share Purchase Warrants.

CONSOLIDATED CAPITALIZATION

Paragon has not completed a financial year. Except as disclosed in his Circular, there has not been and it is not proposed there be any material change in the share capital of Paragon on a consolidated basis since the date of incorporation.

OPTIONS TO PURCHASE SECURITIES

Rubicon's shareholders will be asked at the Meeting to approve the stock option plan of Paragon adopted by the directors of Paragon on July 5, 2006. See Schedule "J", "Information Concerning Paragon After the Agreement – Proposed Stock Option Plan of Paragon" below. The Paragon Common Shares reserved for incentive stock options to be granted under the Paragon Stock Option Plan are not to exceed 20% of the total issued and outstanding Paragon Common Shares at the date of the initial listing of the Paragon Common Shares on a stock exchange.

As of the date of this Circular, Paragon has not granted any incentive stock options under the Paragon Stock Option Plan. As at July 4, 2006, 4,206,372 Rubicon Options are reserved under the Rubicon Stock Option Plan. Upon completion of the Arrangement, the holders of the Rubicon Options will receive 1/6 Paragon Option for each Rubicon Option for a total of 701,062 Paragon Options. Upon completion of the Arrangement, Paragon expects to grant options to directors and officers of Paragon and to former optionholders of Rubicon, as set out below.

Name and Position of Optionee	Securities under Option	Date of Grant	Exercise Price (1)	Market Value of Securities underlying the Options	Expiration Date
David W. Adamson Chairman of the Board, Director	150,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date

Name and Position of Optionee	Securities under Option	Date of Grant	Exercise Price (1)	Market Value of Securities underlying the Options	Expiration Date
Michael J. Vande Guchte President & CEO, Director	250,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date
J. Garfield MacVeigh VP Exploration, Director	250,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date
William Cavalluzzo VP Investor Relations	150,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date
Robert Lewis Secretary & CFO	150,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date
Gordon J. Soneff Director	150,000	Effective Date	Market Price	N/A	5th Anniversary of Listing Date

Note:

(1) The exercise price will be the closing price on the TSX-V on the first day of trading on TSX-V, subject to any discount pursuant to the TSX-V.

All options will be granted as incentive options to directors, officers, employees and consultants of Paragon. The Board of Directors of Paragon may grant additional options in an amount not to exceed the number of options available under the Paragon Stock Option Plan. See Schedule "J", "Information Concerning Paragon after the Arrangements - Proposed Paragon Stock Option Plan".

PRIOR SALES

Prior to the date of this Circular, Paragon has not issued any shares.

ESCROWED SECURITIES

Other than disclosed herein, upon completion of the Arrangement, it is expected that there will not be any Paragon securities held in Escrow.

Pursuant to the Altius Agreement, Rubicon has reserved the right to purchase up to 1,000,000 Paragon Unit Special Warrants under the Paragon Financing. See Schedule "J", "Funds Available - Private Placement Financing".

If Rubicon participates in the Paragon Financing, Rubicon will be considered a "Principal" of Paragon under the policies of the TSX-V and, as a result, Rubicon's Paragon Common Shares and Paragon Series A Warrants will be subject to a TSX-V-approved form of escrow agreement.

At the time of this Circular, TSX-V has not indicated if Altius's Paragon Common Shares purchased pursuant to the Paragon Financing would be required to be escrowed by the TSX-V. See Schedule "J", "Funds Available - Private Placement Financing".

The term and release provisions of the escrow will depend upon which tier (Tier 1 or Tier 2) the TSX-V classifies Paragon, and whether the securities issued are considered to be "Value" or "Surplus". "Value" securities are securities that are issued at a price that equals or exceeds their value whereas "Surplus" securities are issued at a price less than their value. Value securities of a Tier 1 company are subject to an 18 month escrow term, with ¼ of the securities being released from escrow upon receipt of the TSX-V Bulletin accepting listing of the company's shares (the "Bulletin") and ¼ being released on each of 6, 12 and 18 months from the date of the Bulletin. Value securities of a Tier 2 company are released over three years, with 10% being released on the date of the Bulletin, and 15% being released on each of 6, 12, 18, 24, 30 and 36 months following the date of the Bulletin. Surplus securities issued by a Tier 1 company are released over three years, with 10% being released on the date of the Bulletin, and 15% being released on each of 6, 12, 18, 24, 30 and 36 months following the date of the Bulletin. Surplus securities issued by a Tier 2 company are released over a six year period, with 5% of the securities being

released on each of 6, 12, 18 and 24 months following the date of the Bulletin, and 10% being released on each of 30, 36, 42, 48, 54, 60, 66 and 72 months following the date of the Bulletin.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Paragon, no person upon completion of the Arrangement will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to each class of then outstanding voting securities of Paragon; except as follows:

Name	Paragon Common Shares prior to the Effective Date	Paragon Common Shares Upon Completion of the Arrangement	Percentage of Paragon Common Shares on Completion of the Arrangement assuming Completion of the minimum Paragon Financing	Percentage of Paragon Common Shares on Completion of the Arrangement assuming Completion of the maximum Paragon Financing
Altius Resources Inc.[1]	Nil	2,500,000 Paragon Common Shares	13.68%	12.81%

Note:

(1) Altius will subscribe for or place with eligible investors an additional 800,000 Paragon Common Shares pursuant to the Paragon Financing. See Schedule "J", "Funds Available - Private Placement Financing". If Altius subscribes for the full 800,000 Paragon Common Shares, Altius will hold 18.06% or 16.92% of the Paragon Common Shares upon completion of the Arrangement assuming completion of the minimum or maximum Paragon Financing, respectively.

DIRECTORS AND OFFICERS OF PARAGON

The following table provides the names, municipalities of residence, position, principal occupations and the number of voting securities of Paragon that each of the current and proposed directors and executive officers of Paragon are expected to beneficially own, directly or indirectly, or exercise control over, all of whom, except Michael J. Vande Guchte and Gordon Soneff, are existing directors and officers of Rubicon:

Name, Position and Province & Country of Residence[1]	Principal Occupation for the Past Five Years[1]	Date First Appointed as a Director[2]	No. of Common Shares Beneficially Held or Controlled on Completion of the Arrangement [1],[3]
Michael J. Vande Guchte President, CEO & Director Vancouver, British Columbia, Canada	Professional Geoscientist; Manager Corporate Development of Rubicon September 2005 to present; System Consultant with Accenture Business Services from August 2000 to August 2005	July 5, 2006	2,300[4]
J. Garfield MacVeigh Vice-President, Exploration & Director Delta, British Columbia, Canada	Exploration Geologist; Chairman of the Board and Director of Rubicon; President and Director of Rubicon Management Ltd., over five years	July 5, 2006	217,182[4]
Robert G. Lewis Chief Financial Officer Vancouver, British Columbia, Canada	Certified General Accountant, LLB; Chief Financial Officer, Rubicon September 2005 to present; Controller, International KRL Resources Corp. and Logan Resources Ltd. May 2004 to September 2005. Controller, Northwest Mettech Corp. September 1997 to May 2004.	N/A	Nil
David W. Adamson Director White Rock, British Columbia, Canada	Exploration Geologist; President, CEO and Director of Rubicon; Director of Rubicon Management Ltd., over five years	July 5, 2006	179,711[5]
Gordon J. Soneff Director Edmonton, Alberta, Canada	MBA, Investor, Self-employed, over five years	July 5, 2006	Nil

Notes:

(1) The information as to municipality, province and country of residence, present principal occupation or employment and the number of Paragon Common Shares beneficially owned or controlled pursuant to the Arrangement, is not within the knowledge of the management of Paragon and has been furnished by the respective nominees.

(2) All directors of Paragon will hold office until the next annual general meeting of Paragon or until their successors are duly elected or appointed, unless their office is earlier vacated.

(3) This number is based on 76,152,525 Rubicon Common Shares being issued and outstanding at the Effective Date and the exchange of one Paragon Common Share for 6 Rubicon Common Shares. This number does not include Paragon Options held by the directors - See Schedule "J", "Information Concerning Paragon after the Arrangement – Options to Purchase Securities".

(4) This number does not include the Paragon Common Shares, which Mr. MacVeigh and Mr. Vande Guchte expects to purchase pursuant to the Paragon Financing.

(5) This number also includes 1/3 of the Paragon Common Shares to be received under the Arrangement by Rubicon Management Ltd.

David W. Adamson, Gordon J. Soneff and Michael J. Vande Guchte are members of the audit committee.

David W. Adamson and Gordon J. Soneff are members of the compensation committee.

Management of Paragon

The following are brief descriptions of the individuals who will be directors and officers of Paragon on completion of the Arrangement.

David W. Adamson, Chairman of the Board of Directors of Paragon, Director, age 46. Mr Adamson received his B.Sc. (Hons.) at the University of Southampton, U.K. in 1980, an M.Sc. (1984) at the University of Regina, Saskatchewan and Ph.D. (1988) at the University of Aston in Birmingham, U.K. David has been associated with the mineral exploration industry for 20 years with experience in gold and base metal exploration in Canada, U.S.A. and Europe. Mr. Adamson has been President and CEO, and a Director of Rubicon from January 2001 to present and was the Vice-President Exploration and Director of Rubicon from March 1996 to January 2001. Prior to co-founding Rubicon, Mr. Adamson was Senior Geologist with Lac Minerals Ltd, where he was instrumental in the discovery process on several major projects. Mr. Adamson will provide services to Paragon as required by the Board of Directors of Paragon. Mr. Adamson has not entered into a non-competition or non-disclosure agreement with Paragon.

Michael J. Vande Guchte, President and CEO, Director, age 44. Mr Vande Guchte is a graduate of the University of Alberta (BSc. Geology 1986) and received a Diploma of Technology from BCIT in 2000. He is a member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Geo since 1993) and member of the Project Management Institute (PMP since 2002). Mr. Vande Guchte has been Manager Corporate Development for Rubicon from September 2005 to present. Michael has 13 years of base and precious exploration experience in Canada, USA, Central and South America as a project manager and geologist with Rubicon (1996-1999), Catherdral Gold Corporation (1994-1996), MineQuest Consulting (1993-1994), and Falconbridge Ltd (1987-1993). Prior to rejoining Rubicon, Mr. Vande Guchte was a system consultant for Accenture Business Services from 2000 to 2005. Mr Vande Guchte will commit a minimum of 40 hours a week to the affairs of Paragon. Mr. Vande Guchte has not entered into a non-competition or non-disclosure agreement with Paragon.

J. Garfield MacVeigh, Vice President Exploration, Director, age 57. Mr. MacVeigh received his B.Sc. from Queen's University at Kingston in 1972. Mr. MacVeigh has 34 years of experience in gold and base metal exploration in Canada, U.S.A. and Central America. He was a participant in the discovery of the Hoyle Pond Gold Deposit in Timmins, Ontario, and contributed to the exploration and discovery of HW Deposit and several new zones at Westmin Resources Ltd. Buttle Lake massive sulphide ore deposits on Vancouver Island, British Columbia. Mr. MacVeigh was the President & CEO and a Director of Rubicon from March 1996 to January 2001 and has been Chairman of the Board and a Director of Rubicon Minerals from January 2001 to present. Prior to co-founding Rubicon, Mr. MacVeigh was District Manager for Lac Minerals Ltd. in western Canada and Alaska from 1991 to 1995, and involved in the exploration of the Red Mountain gold deposit near Stewart, B.C., Canada. Mr. MacVeigh will provide services to Paragon as required by the Board of Directors of Paragon. Mr. MacVeigh has not entered into a non-competition or non-disclosure agreement with Paragon.

William J. Cavalluzzo, Vice-President, Investor Relations, age 63. Mr Cavalluzzo received his Bachelor of Arts degree (Geography) from Pennsylvania State University in 1969. He has over 32 years of experience in mineral land management and investor relations in the mineral industry with both major mining companies and junior exploration companies. Mr. Cavalluzzo has been the Vice-President Investor Relations for Rubicon from January 2002 to present. Prior to joining Rubicon, Mr. Cavalluzzo was the Manager-Investor Relations with Pangea Goldfields Limited which was acquired by Barrick Gold Corporation in June 2000. Mr. Cavalluzzo will provide services to Paragon as required by the Board of Directors of Paragon. Mr. Cavalluzzo has not entered into a non-competition or non-disclosure agreement with Paragon.

Robert G. Lewis, Secretary and CFO, age 54. Mr. Lewis received his Bachelor of Law degree from the University of British Columbia in 1977 and earned a Certified General Accounting degree designation in 1984. Robert has over 22 years of accounting experience as a Controller for mineral exploration companies and geological consultants as well as several years in the manufacturing industry. Mr. Lewis has been Chief Financial Officer for Rubicon from September 2005 to present. Prior to joining Rubicon, he was Controller for International KRL Resources Corp/Logan Resources Ltd (May 2004 – Sept 2005), Northwest Mettech Corporation (Sept 1997 – May 2004) and OreQuest Consultants Ltd. (May 1984 – Sept 1997). Mr. Lewis will provide services to Paragon as required by the Board of Directors of Paragon. Mr. Lewis has not entered into a non-competition or non-disclosure agreement with Paragon.

Gordon J. Soneff, Director, age 45. Mr. Soneff is a graduate of the University of Western Australia, Perth, Western Australia (MBA Finance, 1999) and the University of Calgary, Calgary Alberta (Bachelor of Arts, Economics, 1988). Mr. Soneff also has formal training in the Master of Accounting program at Edith Cowan University, Perth, Western Australia (1999). Gordon has been self-employed as an investor since 1999. Mr. Soneff received extensive training and experience in finance and accounting during his 8 years with Ford Credit Canada Ltd. (1989 to 1997). Mr. Soneff will commit to such number of hours as may be necessary to manage the affairs of Paragon. Mr. Soneff has not entered into a non-competition or non-disclosure agreement with Paragon.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed herein, to the best of Paragon's knowledge, no existing or proposed director, officer of Paragon, nor any shareholder holding sufficient securities of Paragon to affect materially the control of Paragon is, or within the ten years prior to the date hereof has been, a director or officer of any other corporation that, while that person was acting in the capacity of director or officer of that other corporation:

(a) was the subject of a cease trade order or similar order or an order that denied the corporation access to any statutory exemptions for a period of more than 30 consecutive days, or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that other corporation.

Penalties or Sanctions

Other than as disclosed herein, to the best of the Paragon's knowledge, no proposed director or officer of Paragon, nor any shareholder holding sufficient securities of Paragon to materially affect control of Paragon has:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

To the Paragon's knowledge, no proposed director or officer of Paragon, nor any shareholder holding sufficient securities of Paragon to affect materially the control of Paragon, nor any personal holding company of any such person has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

Except as disclosed in this Circular, to the best of Paragon's knowledge, there are no known existing or potential conflicts of interest among Paragon and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

Directorships, Officers or Promoters

During the past five years, the current or proposed directors, officers or promoters of Paragon have been directors, officers or promoters of the following reporting issuers:

Name	Name of Reporting Issuer and Market	Start and Ending Date
J. Garfield MacVeigh[(1)]	Rubicon Minerals Corporation (TSX, AMEX)	March 1996 – present
	Toquima Minerals Corporation (not listed)	June 17 2003 – present
	Constantine Metal Resources Ltd. (not listed)	May 11, 2006 - present
David W. Adamson[(2)]	Rubicon Minerals Corporation (TSX, AMEX)	March 1996 - present
	Toquima Minerals Corporation	June 17, 2003 – present
William J. Cavalluzzo[(3)]	Rubicon Minerals Corporation (TSX, AMEX)	January 1, 2002 – present
Robert G. Lewis[(4)]	Rubicon Minerals Corporation (TSX, AMEX)	September 12, 2005 – present
	International KRL Resources Corp. (TSX-V)	April 2004 to September 2005
	Logan Resources Ltd. (TSX-V)	September 2004 to September 2005

Notes:

(1) J. Garfield MacVeigh is currently a director, officer or promoter of a total of five companies (including Paragon).
(2) David W. Adamson is currently a director, officer or promoter of a total of seven companies (including Paragon).
(3) William J. Cavalluzzo is currently an officer of three companies (including Paragon).
(4) Robert G. Lewis is currently a director, officer or promoter of two companies (including Paragon).

No one of the directors, officers or promoters of Paragon was a director, officer or promoter of any issuer during the period he was a director, officer or promoter of Paragon, struck from the applicable corporate registry, or whose securities were the subject of a cease trade or suspension order for a period of more than thirty consecutive days.

EXECUTIVE COMPENSATION

For the purposes of this Schedule, "**Executive Officer**" of Paragon means an individual who at any time during the year was the Chair or a Vice-Chair of Paragon; the President; the Chief Executive Officer, any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any officer of Paragon or any other individual who performed a policy-making function in respect of Paragon.

Summary Compensation Table

Paragon has not paid any compensation to any Executive Officers of Paragon since its incorporation.

Long Term Incentive Plan (LTIP) Awards

Paragon does not have LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of Paragon's securities) was paid or distributed to the Executive Officer of Paragon during the most recently completed financial year.

Option Grants During the Most Recently Completed Financial Year

Paragon not granted any options since its date of incorporation to an Executive Officers of Paragon.

Termination of Employment, Change in Responsibility and Employment Contracts

Paragon has no compensatory plan, contract or arrangement whereby any Executive Officer of Paragon may be compensated in an amount exceeding $100,000, other than as disclosed herein, in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of Paragon or a subsidiary or a change in the Executive Officers' responsibilities following such a change of control.

Compensation of Directors

Paragon has no arrangements, standard or otherwise, pursuant to which directors are compensated by Paragon for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments.

PROPOSED EXECUTIVE COMPENSATION

The Executive Officers of Paragon currently are:

Michael Vande Guchte:	President & CEO
William J. Cavalluzzo	Vice President Investor Relations
J. Garfield MacVeigh:	Vice President Exploration
Robert G. Lewis:	Secretary & Chief Financial Officer

Each of the Executive Officers is either an employee of Rubicon or employee of Paragon. Upon completion of the Arrangement, Rubicon will invoice Paragon for time spent by the Rubicon executive officers on Paragon matters at a rate equal to Rubicon's cost. The costs are estimated at $300,000 for the first year from the completion of the Arrangement. See Schedule "J", "Information Concerning Paragon After the Arrangement – Administration Expenses".

PROPOSED PARAGON STOCK OPTION PLAN

On July 5, 2006, the directors of Paragon established, subject to approval by the Rubicon Shareholders and acceptance by the TSX-V, Paragon's Stock Option Plan (the "**Paragon Plan**"). The maximum number of Paragon Common Shares reserved for issuance under the Paragon Plan is 20% of the issued and outstanding Paragon Common Shares as at the date of the initial listing of the Paragon Common Shares on the TSX-V. Rubicon is seeking shareholder approval of the Paragon Plan from Disinterested Shareholders of Rubicon at the Meeting pursuant to the policies of the TSX-V.

According to the TSX-V policies, shareholders must approve any stock option plan that could result at any time the number of shares reserved for issuance under stock options exceeding 10% of the issued Shares. An issuer must obtain disinterested shareholder approval of stock options if: (i) a stock option plan, together with all of the issuer's previously established and outstanding stock option plans or grants, could result at any time in: (A) the number of shares reserved for issuance under the stock options granted to insiders exceeding 10% of the issued shares; (B) the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares; or (C) in the case of a Tier 1 issuer only, the issuance to any one optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares (Tier 2 Issuers may not grant more than 5% of the issued shares to any one optionee in a 12 month period); or (ii) the issuer is decreasing the exercise price of stock options previously granted to insiders. For the purposes of the policies of the TSX-V, an "Insider" is (i) a director or senior officer of Paragon, (ii) a director or senior officer of a company that is an insider or subsidiary of Paragon, (iii) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of Paragon, and (iv) Paragon itself, if it holds any of its own voting shares.

Outstanding Options

Upon completion of the Arrangement, it is expected that there will be stock options outstanding to purchase an aggregate of 1,801,062 Paragon Common Shares representing approximately 49.28% of the stock options available to be granted under the Paragon Plan and 9.86% of the issued and outstanding Paragon Common Shares based on the minimum Paragon Financing. This number of options includes Paragon Common Shares to be issued upon the exercise of the options granted by Rubicon which will be exchanged for Paragon Options under the Arrangement and rolled into the Paragon Plan and options granted to the directors, and officers of Paragon upon completion of the Arrangement. As of the date of this Circular, there are stock options available for granting which, if granted, would enable the holders to purchase an aggregate of 701,062 Paragon Common Shares, representing approximately 19.18% of the Paragon Common Shares reserved for the granting of stock options and 3.84% of the issued and outstanding Paragon Common Shares based on the minimum Paragon Financing.

Purpose of Plan

The purpose of the Paragon Plan is to provide an incentive to Paragon's directors, senior officers, employees and consultants to continue their involvement with Paragon, to increase their efforts on Paragon's behalf and to attract new employees. Paragon has also decided to implement the Paragon Plan at this time to provide additional incentive for any persons who becomes new directors, officers or employees as a result of the Arrangement.

General Description /Exchange Policies

The Paragon Plan will be administered by the Board of Directors of Paragon (in this section, the "**Board**") or, if applicable, a committee (in this section, the "**Committee**") appointed for such purpose by the Board. A full copy of the proposed form of Paragon Plan is available to Rubicon Shareholders upon request and will be available at the Meeting.

The following is a brief description of the principal terms of the Paragon Plan, which description is qualified in its entirety by the terms of the Paragon Plan:

1. The maximum number of Paragon Common Shares that may be reserved for issuance of stock options granted under the Paragon Plan shall not exceed 20% of the issued capital of Paragon as at the date of the initial listing of the Paragon Common Shares on the TSX-V, which is to include all Paragon Common Shares which is reserved for issue for Paragon Options granted by Paragon prior to such date and the number of Paragon Common Shares reserved for issue pursuant to the exchange of Rubicon Option for Paragon Options. See "the Arrangement - Effect of Arrangement on Certain Outstanding Securities".

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the TSX-V. The current policies of the TSX-V provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Paragon Common Shares before the date of grant, less a maximum discount of

25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. Stock options under the Paragon Plan may be granted by the Board or the Committee to:

   (a) a senior officer, director or employee of Paragon or an affiliate of Paragon;

   (b) a consultant (other than an employee or director of Paragon) providing consulting, technical, management or other services to Paragon, or a consultant company excluding (unless an exemption from prospectus requirements is available under applicable securities laws) a consultant providing investor relations services; and

   (c) an employee of a corporation providing management services to Paragon, which management services are required for the ongoing successful operation of the business enterprise of Paragon but excluding a person engaged in investor relations activities.

4. The aggregate number of Paragon Common Shares that may be reserved for issuance under the Paragon Plan is restricted as follows:

   (a) the aggregate number of Paragon Common Shares that may be reserved for issuance for a stock option to any one individual in a 12 month period must not exceed 5% of the issued shares of Paragon at the time of grant of the stock option;

   (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued shares of Paragon at the time of grant of the stock option; and

   (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued shares of Paragon in any 12 month period, at the time of grant of the stock option.

5. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the TSX-V is a maximum of five years from the date of grant (or a maximum of ten years from the date of grant if the issuer is a Tier 1 issuer) provided that in the event of the optionee's death and the expiry date of the stock option. In addition, if Paragon is classified as a Tier 2 issuer by the TSX-V, stock options may only be exercised until the earlier of the expiry date and a period of not more than 30 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to Paragon where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

6. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the TSX-V.

7. Any decrease in the exercise price of stock options previously granted to insiders requires approval by a "disinterested shareholder vote" prior to exercise of such re-priced stock options.

8. Notwithstanding the date of expiration of the term of an option, the date of expiration of the term of an option will be adjusted, to take into account any black out period imposed on the optionee by Paragon as follows: (i) if the term expiration date falls within a black out period imposed on the optionee by Paragon, then the term expiration date is extended to the close of business on the tenth business day after the end of such black out period by Paragon (in this section, the "**Black Out Expiration Term**"); or (ii) if the term expiration date falls within two business days after the end of a black out period imposed on the optionee by Paragon, then the term expiration date is extended to the date which is the Black Out Expiration Term reduced by the number of business days between the term expiration date and the end of such black out period.

The Disinterested Shareholders of Rubicon will be asked at the Meeting to approve the Paragon Stock Option Plan Resolution in substantially the form set out on Schedule "F" attached to this Circular. In this regard, a total of 3,104,146 Rubicon Common will be withheld from voting at the Meeting, which include Rubicon Common Shares held by Rubicon's Disinterested Shareholders and the Rubicon Common Shares held by the directors, senior officers and their associates of Paragon. If the Plan is not approved by the Disinterested Shareholders of Rubicon, Paragon will not be in a position to offer increased incentives to its current or future directors, officers, employees and independent consultants.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF PARAGON

No director or senior officer of Paragon, proposed nominee for election as a director, or associate or affiliate of any such director or senior officer or proposed nominee, is or has been indebted to Paragon during the period from Paragon's incorporation to the date of this Circular.

LISTING APPLICATION

An application has been made to have the Paragon Common Shares listed for trading on the TSX-V as a Tier 2 issuer as soon as possible after the Effective Date. Listing will be subject Paragon fulfilling all of the original listing requirements of the TSX-V. There are no assurances as to if, or when, the Paragon Common Shares will be listed or traded on the TSX-V indicated above, if ever.

RISK FACTORS

In evaluating the Arrangement, Paragon Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to Paragon after the Effective Date. **See Schedule "M" – Risk Factors for certain considerations relevant to Shareholders regarding the Arrangement and their investment in the securities referred to in this Circular.** These risk factors are not a definitive list of all risk factors associated with the business to be carried out by Paragon.

PROMOTERS

Rubicon is a promoter of Paragon within the meaning of applicable securities legislation, by virtue of having taken the initiative in founding Paragon. Rubicon currently owns the single issued and outstanding Paragon Common share. Upon completion of the Arrangement, it is not expected that Rubicon will hold any Paragon Common Shares, other than the Paragon Common Shares and the Paragon Series A Warrant that Rubicon may acquire pursuant to the Paragon Financing. See Schedule "J", "Information Concerning Paragon After the Arrangement - Funds Available - Private Placement".

LEGAL PROCEEDINGS

Paragon is not a party to any material legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described elsewhere in this Circular, no current or proposed director, officer, principal shareholder or associate or affiliate of them, has any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction that has materially affected or will materially affect Paragon.

AUDITOR, REGISTRAR AND TRANSFER AGENT

Paragon's Auditors are DeVisser Gray, Chartered Accountants of Suite 401, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

Paragon's registrar and transfer agent is Computershare Investor Services Inc. of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. The registers of the Paragon Common Shares are located in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following will be the material contracts of Paragon following the Effective Date, other than those entered into in the ordinary courses of business that have been entered into within two years before the date of this Circular.

1. Golden Promise Property Agreement between Rubicon and Crosshair Exploration dated May 1, 2006 (Golden Promise Property);

2. Letter Agreement between William Mercer and Rubicon on the Golden Promise Property dated May 22, 2002 (Golden Promise Property);

3. Purchase and Royalty Letter Agreement between Al Keats, Kevin Keats & Peter Dimmel and Rubicon on the Tom Joe Property, NL dated August 4, 2003 (Golden Promise Property);

4. Purchase and Royalty Letter Agreement between Stephen Courtenay and Newfoundland & Labrador Minerals Ltd. and Rubicon on the OB Property, NL dated June 14, 2004 (Golden Promise Property);

5. Letter Agreement between Gary E. Lewis, Cyril M. Reid & Paul Chaffe and Rubicon Minerals Corporation and the B Property dated December 24, 2001 (JBP Linear Property);

6. Letter Agreement between Al Keats, Kevin Keats & Peter Dimmel and Rubicon Minerals Corporation on the JBP Property, NL dated April 10, 2002 (JBP Linear Property);

7. Purchase and Royalty Letter Agreement between Tom Lush and Rubicon Minerals Corporation on the Lush Property, NL dated August 11, 2003 (JBP Linear Property);

8. Purchase and Royalty Letter Agreement between A.S.K Prospecting & Guiding Inc. and Rubicon Minerals Corporation on the Lake Douglas East Property, NL dated January 17, 2006;

9. Purchase and Royalty Letter Agreement between A.S.K Prospecting & Guiding Inc. and Rubicon Minerals Corporation on the Lake Douglas West Property, NL dated January 17, 2006;

10. Due Diligence Purchase and Royalty Letter Agreement on the Linear Property dated Sept. 30, 2005 as amended on April 10, 2006 between Rubicon, A.S.K. Prospecting & Guiding Inc. and Krinor Resources Inc.;

11. Purchase and Royalty Letter Agreement on the Appleton Property dated March 10, 2005 between Rubicon, Tom Gosine and Alec Turpin;

12. Amended Due Diligence Purchase and Royalty Letter Agreement on the Bowater Property dated September 26, 2005 between Rubicon, Gary Lewis and Paul Chafe;

13. Victoria Lake Property Agreement dated February 14, 2003 as amended April 29, 2004 and November 16, 2004 between Rubicon and International Lima Resources Corp. (now Crosshair Exploration & Mining Corporation);

14. Letter Agreement on the Victoria Lake 10188M Property dated May 18, 2005 between Rubicon, Al Keats and Kevin Keats;

15. Victoria Lake 10188M Property – Land Offering – License 11060M dated April 24, 2006 between Rubicon and Crosshair Exploration & Mining Corporation.

16. Letter Agreement on the Stares Property dated November 9, 2001 as amended on October 14, 2004, November 11, 2005 and June 15, 2006 between Rubicon, Robert Stares and Alex Stares; and

17. Due Diligence Purchase and Royalty Letter Agreement on the Harpoon Property dated November 23, 2004 between Rubicon, Al Keats and Kevin Keats.

The material contracts described above may be inspected at the head office of Paragon at Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, during normal business hours prior to the meeting and for a period of 60 days thereafter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

SCHEDULE "K"
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

INFORMATION CONCERNING COPPERCO AFTER THE ARRANGEMENT

NOTICE TO READER

The following is a summary of the business of CopperCo, which will be renamed "Africo Resources Ltd." after the Arrangement, and should be read together with the more detailed information and financial data and statements contained elsewhere in this Schedule and in the Circular. Except where otherwise indicated herein, all of the disclosure in this Schedule is made on the basis that the Arrangement has been completed as described in the Circular. All capitalized terms used in this Schedule and not defined herein have the meaning ascribed to them in the Circular.

Completion of the Arrangement is conditional upon Africo or CopperCo raising sufficient funds pursuant to the CopperCo/Africo Financing (as defined in the Circular) in order to meet its business objectives.

COMPANY PROFILE AND PURPOSE OF THE ARRANGEMENT

CopperCo was incorporated under the CBCA on July 4, 2006, in order to take part in the Arrangement. CopperCo has applied to be listed on the TSX. Listing will be subject to CopperCo fulfilling all the original listing requirements of the TSX and there can be no assurance as to if, or when, CopperCo will be listed on the TSX. Pursuant to the Arrangement, CopperCo will acquire the Rubicon Africo Shares and subsequently enter into a share exchange with the holders of the Remaining Africo Shares (see "The Arrangement"). Upon completion of the Arrangement, Africo will be a wholly-owned subsidiary of CopperCo. The focus of Africo will remain the continued exploration and development of the Kalukundi copper/cobalt deposit, located in the Democratic Republic of the Congo (the "**DRC**"). See "Information Concerning CopperCo After the Arrangement - Description of Mineral Property".

Upon the implementation of the Arrangement, Rubicon will continue to hold its current Red Lake, Alaska and Nevada interests and Paragon will hold Rubicon's current Newfoundland and Labrador and Nunavut gold and base metal assets. CopperCo will be the sole shareholder of Africo and will indirectly hold the assets currently held by Africo. As a result of the Arrangement, but prior to completion of the CopperCo/Africo Financing, the Rubicon Shareholders will directly hold 39.6% of the CopperCo Common Shares and the rest of the Africo Shareholders will own the remaining equity. Except for the distribution pursuant to the CopperCo/Africo Financing, on a share-for-share basis, the Africo Shareholders will own the same number of shares and percentage interest in CopperCo that they currently own in Africo.

CORPORATE STRUCTURE

Name and Incorporation

CopperCo was incorporated under the CBCA on July 4, 2006. Upon completion of the Arrangement, CopperCo will change its name to "Africo Resources Ltd." and the current Africo will change its name to "Africo Resources (BC) Ltd.". CopperCo's head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 and the registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

Intercorporate Relationships

CopperCo currently has no subsidiaries. Upon completion of the Arrangement, Africo will be a wholly-owned subsidiary of CopperCo and CopperCo will indirectly own the assets presently held by Africo.

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS OF COPPERCO

Three Year History

Rubicon

On September 17, 2003, Rubicon graduated to the TSX from the TSX-V. In September 2004, the Rubicon Common Shares began trading on the AMEX. On November 21, 2005, Rubicon announced that its directors approved a corporate reorganization in order to maximize shareholder value. The reorganization would result in each of the three major asset groups currently owned by Rubicon forming the basis of its own public company. Accordingly, CopperCo was incorporated on July 4, 2006. As part of the reorganization, Rubicon will transfer to CopperCo the Rubicon Africo shares, in exchange for shares that will be distributed to the Rubicon Shareholders in accordance with the terms of the Arrangement. CopperCo will also carry out a share exchange with the holders of the Remaining Africo Shares, as a result of which all existing Africo Shareholders will become shareholders of CopperCo immediately upon completion of the Arrangement. **Completion of the Arrangement is conditional upon Africo or CopperCo raising sufficient funds pursuant to the CopperCo/Africo Financing in order to meet its business objectives.**

Africo

Africo was incorporated as "684657 B.C. Ltd." under the British Columbia *Company Act* on January 7, 2004 and filed a Transition Application and Notice of Articles under the BCBCA on April 14, 2004. It changed its name to "Africo Resources Ltd." effective April 16, 2004. Africo's head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6 and the registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

On March 23, 2004, Africo entered into the H&J Agreement whereby Africo agreed to purchase all of the right, title and interest of the Sellers in all of the issued and outstanding H&J Shares owned by the Sellers (all as defined and more fully described below under "Material Property"), subsequent to which Africo has continued exploration and development work on the Kalukundi Property (see "Information Concerning CopperCo After the Arrangement - General Development" and "Description of Mineral Property").

To date, Africo's operations have been funded by the sale of Africo Shares to the current Africo Shareholders.

General Development

Upon completion of the Arrangement, CopperCo's only material property will be the Kalukundi Property (hereinafter referred to as the "**Kalukundi Property**" or the "**Kalukundi Project**" - see "Information Concerning CopperCo After the Arrangement - Description of Mineral Property"). There is no assurance that the Kalukundi Property will prove to be economic, or that CopperCo's other properties will or will not prove to be economic, in the fullness of time. CopperCo's primary objective upon completion of the Arrangement will be to carry out the exploration and development programs recommended by the Kalukundi Report (as defined below). In order for CopperCo to continue with the exploration and development programs and for Africo to fully exercise its option to acquire 100% of the H&J Shares as described below, CopperCo will be required to raise additional capital. The additional capital may come from future financings or through joint ventures or option agreements with one or more third parties. There can be no assurance that CopperCo will be able to raise such additional capital if and when required. See "Information Concerning CopperCo After the Arrangement - Risk Factors" and Schedule "M" – Risk Factors.

Material Property

Upon completion of the Arrangement, the following agreements will govern CopperCo's business and interests in the Kalukundi Property:

Contract (as amended) for the Establishment of a Company between La Générale des Carrières et des Mines ("GCM") and The Enterprise H&J Swanepoel Famille Trust sprl ("H&J") for the Mining of the Kalukundi Deposits dated February 2001 (the "Swanmines Agreement")

GCM was the exclusive holder of the rights relating to the Kalukundi Property as more particularly described below. Pursuant to the Swanmines Agreement, GCM and H&J set up a private limited liability company called Société d'exploitation des gisements de Kalukundi (hereinafter referred to as "**Swanmines**"), of which GCM was to own 45% of the outstanding share capital and H&J was to own 55% of such outstanding share capital.

GCM covenanted to transfer to Swanmines all its right, title and interest in the Kalukundi Property and to provide to Swanmines all data, information, registers and reports on the Kalukundi Property in its possession. GCM also committed to obtain all regulatory approvals in connection with the mining operations on the Kalukundi Property.

H&J covenanted to provide all necessary financing to Swanmines in connection with its exploitation and development of the Kalukundi Property, to finance a feasibility study on the Kalukundi Property, to commit all necessary funds to commence commercial production on the Kalukundi Property and to finance the building of a metallurgical processing plant following the recommendations of the feasibility study.

Swanmines covenanted to carry out all mining and exploration activities on the Kalukundi Property, undertake a feasibility study, mine the Kalukundi deposits and process the ore in plants according to the recommendations of the Feasibility Study (as herein defined) on condition that these recommendations are accepted by both parties to the Swanmines Agreement, and comply with technical mining standards. Further, Swanmines also covenanted to provide the parties to the Swanmines Agreement with a feasibility study within 24 months of the date of its establishment. The feasibility study (the "**Feasibility Study**") was completed by Africo and delivered to the parties pursuant to the Swanmines Agreement on May 18, 2006. Africo has had prepared a technical report in accordance with NI 43-101 in respect of the Feasibility Study. See "Information Concerning CopperCo After the Arrangement – Description of Mineral Property" below.

The Swanmines Agreement provides that the net profits from the Kalukundi Project will be allocated as to 60% to repay all loans incurred by Swanmines, and 40% to GCM and H&J according to their proportionate interests in Swanmines. The Swanmines Agreement is in effect until the Kalukundi Property can no longer be mined or is terminated by mutual agreement of the parties.

The Swanmines Agreement was amended by subsequent amendments, the total effect of which was to reduce the interest of GCM in Swanmines to 25% and increase the interest of H&J to 75%. The amendments also extended the time for Swanmines to present the Feasibility Study to the parties to 24 months from the last amendment dated May 18, 2004, and provided that Swanmines would pay a royalty of 2.5% on its gross turnover to GCM (a portion of which GCM could require to be paid in advance).

Memorandum of Agreement among Lymnokyknos Holdings Ltd. and Hasita s.a. (together, the "Sellers") and Africo dated March 23, 2004 (the "H&J Agreement")

The H&J Agreement provides that the Sellers will transfer all their right, title and interest in all of the issued and outstanding share capital of H&J (the "**H&J Shares**") owned by the Sellers. The purchase price for the H&J Shares is US$2,275,000, of which US$1,025,000 has been advanced as at the date hereof.

As at the date of the Circular to which this Schedule is annexed, Africo has made the necessary payments under the H&J Agreement to earn a 48% interest in H&J (subject to the resolution of the dispute with Lymnokyknos Holdings Ltd., see "Information Concerning CopperCo after the Arrangement – Risk Factors" and "Legal Proceedings"), which in turn has a 75% interest in the shares of Swanmines, the holder of the exploitation permits for the Kalukundi Property. Africo is in the process of raising funds and intends to make the remaining payments under the H&J Agreement in order to earn a 100% interest in H&J as soon as practicable.

DESCRIPTION OF MINERAL PROPERTY

Upon completion of the Arrangement, the only material property of CopperCo will be the Kalukundi Property. The following description with respect to the Kalukundi Property is derived from a technical report on the Kalukundi Property dated June 2006 (the "**Kalukundi Report**") written by John Hearne, BEng., MBA, MAusIMM, and Dr. Julian Verbeek, BSc (Honours), PhD (Geol.), MAusIMM, both principal consultants with RSG Global, who was retained by Africo to prepare a technical report compliant with NI 43-101. Both Mr. Hearne and Dr. Verbeek are a "Qualified Person" and considered "independent" as both those terms are defined in NI 43-101. Mr. Hearne, the primary author of the Kalukundi Report, was responsible for the preparation of sections 1 to 5, 17.8, 18, 19, 20, 21 and 23 of the Kalukundi Report and, in addition to supervising the preparation of the Kalukundi Report, directed the work pertaining to the mineral reserve estimates. Mr. Hearne has not visited the Kalukundi Property. Dr. Verbeek was the Qualified Person responsible for the preparation of sections 6 to 15 and 17 (17.1 to 17.7) of the Kalukundi Report and has visited the Kalukundi Property on a number of separate visits throughout 2004, 2005 and 2006. Preparation of the Kalukundi Report relied on additional Qualified Person support from five other individuals, as identified in Section 2.2 of the Kalukundi Report. The full text of the Kalukundi Report is available for review at Africo's or Rubicon's office at Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, and may also be accessed by the reader of this Circular on the SEDAR website at www.sedar.com under Rubicon's issuer profile.

Property Description and Location

Project Location

The Kalukundi Project is located within the Kolwezi District of Katanga Province in the south-east of the DRC, 60km to the east of Kolwezi and just 4km to the north of the road between Likasi and Kolwezi (see Figures 4.1_1 & 4.1_2 of the Kalukundi Report). The distance by road to the capital of the Katanga Province, Lubumbashi, is 270km. The project is only 15km by road from the Tenke Project and 25km from Fungurume. The mining centre of Likasi is 160km from Kalukundi.

The Kalukundi Project area is located just to the north of the main road between Likasi and Kolwezi. The village of Kisankala is situated close to the Principal and North Fragments of the Kalukundi deposit. Until November 2004, this village housed approximately 3,000 informal or artisan miners and their dependants. Most of these workers left once Swanmines stopped all illegal artisan mining on the property. It appears that although limited artisan mining continues in the surrounding areas, the issue of tenure with regards to these miners has been resolved.

Tenements

The Kalukundi Project is secured under an Exploitation or Mining License, PE591, which was issued on 11 October 2001 for a term of 20 years. The tenement is 19.5km^2 in extent, consisting of 23 carrés or blocks. The boundaries of the project have been surveyed and are marked with six boundary beacons.

The beacons were surveyed by Robert John McGaw, a qualified surveyor from Zimbabwe, using differential GPS-based survey instrument. The six mining lease corner beacons were correlated to first

order government topographic survey beacons. The corner beacons were concreted in and certified as being correct by the Mining Dept (Kolwezi) and the Topographic Dept (Kinshasa).

Ownership

The exploitation permit, Permis d'exploitation, No 591 (Mining License) for Kalukundi is held by the Swanmines Joint Venture (Swanmines) and the ownership of Swanmines is shared between H & J Family trust (75%) and Gécamines (25%). Africo currently holds a 48% interest in H & J Family Trust and has the option to increase this holding to 100%. Rubicon holds a 39.6% interest in Africo. The ownership of the Kalukundi Project is shown in Figure 4.3_1 of the Kalukundi Report.

Tenement Status

The Kalukundi permit was originally issued on 11 October 2002 as permit C242 with an approximate area of 15.5km^2 inside a five point polygon. With the implementation of the new Mining Code, the boundaries were moved in 2003 to coincide with the co-ordinates of the national topographic cadastral grid. This resulted in the concession area being increased to 19.5km^2 within a six pointed polygon. The Certificat d'exploitation for the revised area was signed on January 28 2004. Annual rental fees of $5.00/hectare are payable to the Government of the DRC amounting to $9.769.64/year. The rental payable in terms of the Mining Code has been fully paid to date. The payment for 2006 was due by the end of March 2006 and has been paid.

Thus far, over $9M has been committed to the project. This permit entitles the company to commence mining activities, subject to relevant DRC mining legislation.

Royalties and Agreements

Once production begins, the owners will be required to pay royalties to the DRC Government in accordance with current mining legislation which imposes a royalty tax payable on the sale of minerals at the rate of 0.5% for ferrous metals, 2% for non-ferrous metals and 2.5% for precious metals. Thus Africo will be committed to payment of a 2% royalty on gross sales to the government.

In accordance with an agreement with Gécamines, a 2.5% royalty on gross sales is payable by the owners of Swanmines to Gécamines.

Environmental Liabilities

The proposed mine will be developed in an area covered largely by natural forest. There are extensive trenches and artisan workings covering the area, but most will likely be removed by mining.

Provisional costs for mine reclamation and post-closure environmental monitoring have been included in the Project financial modeling.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Project Access

Access to the project is either by road through Zambia, via Lumbumbashi (270km) and Likasi, or from Kolwezi (60km).

The road between the Zambian/DRC border post at Kasumbula and Lubumbashi is tarred and has recently been rehabilitated but experiences heavy trucking traffic and unless it is appropriately maintained will deteriorate rapidly over the next few years. The road from Lubumbashi to Likasi is good by DRC standards, but potholes are numerous. The road was repaired during the second half of 2005 and this

improved its condition substantially. The contract to reconstruct this road completely has been awarded and work has commenced on the section nearest to Lubumbashi. The road between Likasi and Kolwezi is in extremely poor condition. The trip from the Project to Lubumbashi takes about six hours of hard driving in small four wheel drive vehicles. Transporting heavy equipment can take a number of days.

An electrified railway line passes some 4km south of the project, linking Lubumbashi and Kolwezi. The line is currently poorly maintained and a limited goods and passenger service operates on trains running intermittently in either direction and the Luilu plant at Kolwezi is serviced on a twice weekly basis. There is an international airport at Lumbumbashi, and a local airport at Kolwezi.

Physiography

The north-central DRC is a large plateau at about 300m amsl (above mean sea level) and is drained by the Congo River. The country becomes more mountainous in the east in the vicinity of the East African Rift Valley.

The area surrounding the project is relatively flat to undulating, with occasional low ridges of resistant rock. The concession area slopes gently towards the Kisankala Spring situated in the centre of the Kalukundi Property. Outcrops of silicified Katangan stratigraphy form conspicuous low hills, which rise about 20m to 30m above the surrounding plains. These hills are characterised by the lack of large trees, which results from copper toxicity in the soils (copper clearings). The silicified nature of some lithologies further inhibits growth of large trees. These low ridges often represent prospective stratigraphy. Most of the area between the mineralised fragments consists of flat-lying terrain underlain by shales and conglomerates belonging to the Lower Kundelungu Group, covered by a few meters of soil and/or saprolite. Some patchy laterite pavements occur along the banks of the Kisankala River and near the eastern property boundary.

Four ridges in the Kalukundi area are underlain by fragments of mineralised stratigraphy and are the focus of the Kalukundi Report. From southwest to northeast these are:-

- Principal: Largely continuous stratigraphy with a steep north-easterly dip. Offset on steeply dipping north-easterly striking cross faults.
- Anticline: Isoclinally folded zone of generally steeply dipping stratigraphy with a north-westerly verging and steeply plunging closure.
- Kalukundi: Largely continuous south-easterly dipping footwall zone with discontinuous structural repetition in the hangingwall.
- Kii: Largely continuous but structurally overturned south-easterly dipping stratigraphy.

There are other mineralised fragments within the Kalukundi project area. It is likely that these will be evaluated at some stage, and surface portions of some of these fragments have already been exploited by local artisan workers. Only the above mentioned four fragments are incorporated in the Kalukundi Report.

The area is generally forested by natural forest, known as Miombo Woodland with occasional clearings for largely subsistence agriculture. This woodland extends from Angola in the west to Zambia in the south and Tanzania in the east. The ecology is characterised by broadleaf deciduous woodland (10 to 20m in height) and savannas interspersed with grassland over the mineralised fragments.

Deforestation close to the roads and towns is advanced and charcoal burning is common.

Groundwater level has been measured at approximately 40m below the surface at Kalukundi. There are two perennial springs at Kisankala and Kii, fed by fracture-borne water from the dolomitic formations.

Climate

Congo has a mild climate throughout the year, with typically heavy summer rains. During the rainy season, water-logging contributes significantly to the rapid degradation of roads. The climate is tropical. It is typically hot and humid in the equatorial river basin, cooler and drier in southern highlands and cooler and wetter in eastern highlands. South of Equator, the wet season is November to March and the dry season is April to October.

There are three main weather stations with reliable historical meteorological data located around the Kalukundi project area. In the southern parts of the DRC the annual average rainfall varies between 1,220 and 1,320mm with double maxima in December and March. Between December and April most field work is restricted to areas served by good roads, effectively limiting exploration. The temperature for summer is between 18°C and 32°C and in winter varies between and 4°C and 25°C. The prevailing wind direction during most of the year is from the east-southeast. Average wind speeds vary from a low of 1.6m/sec in February to a high of 3.4m/sec in September. Maximum gusts range from about 22m/sec in the dry winter months up to 30m/sec in the wet summer months. Thunderstorms during the summer are generally associated with west-north-westerly winds.

In the immediate vicinity of the Kalukundi project area, Miombo woodland dominates and there are no dambos (small wetlands in shallow depressions), but a few small areas along the Kisankala stream become waterlogged in the wet season. Local subsistence agriculture utilises these limited areas for cultivation. The Kalukundi license is located on gently undulating topography with a mean elevation of 1400m amsl.

Malaria is endemic to the area.

Local Infrastructure and Services

Relatively undisturbed Miombo woodland covers the permit with little agricultural activities undertaken. Main crops grown are maize and cassava.

The closest town is Kolwezi, and although there are numerous villages surrounding the project, these have extremely poor or no infrastructure.

Kisankala Village is located at the centre of the permit. Kisanfu is the nearest village to Kisankala and is located 7km to the south with more permanent housing and infrastructure. A census was carried out in January 2005 and the population of Kisankala Village was 1,064 people. The census was updated in January 2006 and there were 2,361 people living in Kisankala Village. Most of the housing in the village comprises temporary wood structures.

There is a clinic in Kisanfu (7km) and hospitals can be found in Kolwezi (50km) and Likasi (100km). There are three primary schools in Kisanfu. The disused railway station is the location of the third school. Secondary and tertiary education facilities can be accessed in Kolwezi, Likasi or Lubumbashi.

The electrified SNCC Kolwezi-Likasi railway passes 2km south of the southern boundary of PE 591. The nearest station is Kisanfu. The railway line is in use and is currently in good condition. Trains for a passenger service run intermittently and the Luilu plant at Kolwezi is serviced on a twice weekly basis.

Telephonic communication to the site was initially via satellite telephone, but recently the cellular telephone network was extended in March 2005 such that intermittent coverage could be obtained on elevated portions of the site. Currently, fair coverage is obtained over much of the site and along the main road as well.

Although there is no current connection, the national power grid carrying hydroelectric power from the Congo River scheme passes close to the south of the project.

Despite having high rainfall, the country experiences water shortages in towns due to poorly maintained infrastructure. The main local water resources within the Kalukundi concession area consist of two small springs, called Kii and Kisankala. Additional water for mining purposes could be obtained from the Lualaba River dam, 24km to the west. It is anticipated that pit de-watering boreholes will contribute to mining and process water requirements.

Because of the state of the access roads, rail and power links and although the mining lease is not far from established towns in terms of distance, it is essentially a remote site in terms of infrastructure.

History

General

The Zambian and Congolese copper belts host some of the world's most continuous, largest and richest sediment hosted copper and cobalt deposits known. The oxide zones of many of the deposits currently being mined and explored were exploited by indigenous artisan workers long before the first wave of explorers and colonisation reached the southcentral African interior in the 1880's. Early copper mining started in the Belgian Congo soon after the turn of the century. A rail link was constructed from Victoria Falls through Zambia to Lubumbashi in late 1910. A smelter was built at Lubumbashi under the management of Union Miniere and copper production from Kolwezi, Kakanda and Kambove started to increase. Kansanshi, Bwana Mukuba and Nkana are good examples of copper deposits with an ancient history of exploitation in Zambia.

Modern mining has been focused on exploiting these deposits for over the last 100 years. The DRC copper belt saw the steady increase in copper and cobalt production through to the copper boom of the late 1980's. However, a period of political turbulence followed the independence of the Congo from Belgium in 1967 and the destructive reign of Mobutu Sese Seko. The operations of Union Miniere continued through to independence, but then fell under the new para-statal organisation called Gécamines. At this stage, production had reached a peak of 500,000t of copper metal and 30,000t of cobalt metal. For a while, production continued at a steady pace, but soon began to decline and by the early 1990's.

The large pits and tailings facilities bear witness to the fact that this area was once an important force in global copper and cobalt production. Since independence however, a steady decline in mining activities has occurred. Following the rise of African Nationalism in the DRC and Zambia, and subsequent independence from colonial powers, mining operations in Zambia were nationalised in 1970. After nationalisation and leading up to the late 20th century, the mines in the sub-region declined in profitability, and exploration was sidelined. Around the end of this period, privatisation was initiated, and revitalisation of the industry ensued.

In the DRC, informal mining is still largely carried out by artisan workers or semi formal mining operations for cobalt and processing occurs in basic washing plants and other decaying infrastructure.

Most formal mining activities in the DRC have, until recently, been undertaken by Stateowned Gécamines in the copper belt and OKIMO (gold mining operations). Recently however, mining has suffered from a lack of capital investment, particularly after the security situation deteriorated in 1990, and most operations have ceased or are operating at restricted capacity. Currently, metal production is estimated at less than 10% of previous levels. It is estimated that Gécamines produced approximately 500Ktpa of copper during the mid 1980's. Copper production in 1996 was approximately 30Kt, and this level of production has been maintained and only slightly exceeded in recent years.

Gécamines have been actively attempting to improve rapidly declining copper and cobalt production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms. Political change in January 2001 has led to increasing levels of confidence in the return of political stability to the region. This in turn has led to increased interest from international mining companies that have started to acquire mining interests in the Copperbelt. These include Phelps

Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi Tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda Tailings) and American Mineral Fields (Kolwezi Tailings). Only the Anvil operations, at Dikulushi have flourished and constitute the first significant new mining and processing operation in the DRC in recent times. Operations at Lonshi are restricted to mining activities only, with the ore being trucked across the border to a processing facility at Bwana Makubwa. Similarly a barge is used to transport Dikulushi ore across Lake Bengwelu.

The President of the DRC, Joseph Kabila, is widely supported by the international community, and financial assistance from the World Bank and the IMF has been recently forthcoming for the first time in over a decade. The DRC is currently more stable than it has been for many years, and it is hoped that stability will bring development and general prosperity to the country. Infrastructure rehabilitation is underway, and large investments have been made in telecommunications development. Renewed interest in mining investments is also evident, especially in the south-eastern portion of Katanga where the province has been relatively unaffected by various armed conflicts that have plagued the north-eastern border region, where mining and exploration for gold is still expanding.

The existence of mineralised fragments of Roan stratigraphy in the Kalukundi area has been known since 1916. The focus during that time, however, was on the huge tonnages available in the larger deposits of the Zambian and DRC copper belts.

Exploration by Previous Owners

The southern portion of the DRC was first prospected on a systematic basis by Tanganyika Concessions Limited just prior to the end of the 19th Century. As exploration moved into active production of copper (and minor tin) a new company, Union Miniere du Haut Katanga (UMHK) was formed in July 1906 to oversee the development and operation of the mines. In addition to the early exploration for copper, cobalt and gold, exploration also focussed on iron and pyrite in the Kasonta area, and graphite and pyrite in the Mwashia units that surround the "mega-breccia" zone. As a result of their systematic evaluation work most of the major and many minor copper occurrences had been discovered by 1916.

UMHK also prospected the low lying ground between the topographically obvious, and outcropping Lower Roan rafts. This prospecting was carried out mainly through pitting and some "electrical" ground geophysics.

Exploration work in the vicinity of Kalukundi between 1927 and 1987 consisted largely of detailed surface mapping and excavation, mapping and sampling of pits and trenches and the 'manual' drilling of shallow exploratory holes for mapping purposes.

Active exploration has been carried out by three main companies, Gécamines, JCI and Swanmines since about 1986 which has resulted in the definition of stratigraphy and mineralised areas.

Gécamines completed eight diamond drillholes between 1986 and 1987, along with extensive trenching and pitting and geological mapping. These were intermediate to deep holes to 600m, focused on determining the continuity of the copper ore geology at depth.

In late 2001 and early 2002, Geo-Consult, on behalf of JCI drilled twelve boreholes totaling 1,440m, along with further geological mapping and interpretation. Geo-Consult assayed all their drillholes for Cu and Co. In addition they analysed 1/3 of the drillholes for Au, Ag, Ca, Mg, Ni, Fe, Mn, S, Si and P, and determined bulk densities for the mineralised zones. The JCI exploration work is detailed in a report by Geo-Consult in July 2002.

In August 2002, a metallurgical assessment was carried out by Mr. M.J. Boylett to evaluate the possibility of using local plant facilities to process Kalukundi oxide ores and thereby reduce the burden of capital

costs. Numerous options were considered for leaching and flotation of the ores to produce various products.

In September 2002, a preliminary financial analysis was done by JCI investigating alternative production rates and processing routes.

At this stage, Swanmines negotiated the rights to the Kalukundi property thus taking over from JCI. The *permis de research* was converted to a *permis de exploitation*, and funds were secured to commence a resource evaluation and feasibility study in May 2004.

Historical Resources

Drillhole sampling by JCI/Geo-Consult and Gécamines correlated well. Average total Co grades of 0.66% Co (JCI) compared well with the 0.6% Co quoted by Gécamines. Gécamines also reported a mean Cu grade of approximately 4% Cu for their Upper and Lower Ore Zones. This corresponded to the JCI average of 3.03% Cu. The JCI figure, however, includes low grade material that was excluded by Gécamines.

Mineral 'reserves' reported by Gécamines in January 1998 are reproduced in Table 6.3_1 of the Kalukundi Report. Gécamines reported the 'reserve' as 'Probables' and 'Possibles' which JCI (2001) correlated to Indicated and Inferred Resources in terms of JORC and SAMREC. The details of the above resource are however uncertain. Tonnage and grade from which the resource was derived were not reported, only total contained metal.

RSG Global believes that these estimates could have been considered inferred if JORC/SAMREC codes had been appropriately applied and grade and tonnage had been tabulated, based on the limited data available and deficiencies in the data quality, particularly the core recovery achieved during drilling. Furthermore, there is no documentation regarding the calculation of the estimate. Although not 43-101 compliant, these historical resource figures have been provided for background information purposes.

In an attempt to obtain a better estimate, JCI (2001) estimated the mineral resource based on width and grade data, strike and a nominal 100m depth, a sectional polygonal type estimate. The estimate was constrained by a basic spreadsheet type optimisation process to produce a 'reserve' as reproduced in Table 6.3_2 of the Kalukundi Report. A 5% geological loss and 5% dilution at zero grade is incorporated in the JCI estimate. This is a mixture of resource and reserve terminology, but JCI (2001) made no attempt to classify their estimate in terms of JORC or SAMREC.

In February 2004, SRK undertook a limited due diligence assessment of the JCI geological and ore resource reports, and recommended an Inferred Resource classification. RSG Global concurs with this classification.

Table 6.3_4 of the Kalukundi Report provides a summary of the Geo-Consult resources in a comparable format to the current resources, reported in Section 17, 0% internal Cu and Co cutoff, but based on a nominal external cutoff of 0.5% total Cu.

Historical Production

Historical production from the Kalukundi deposit occurred during two phases:-

- Informal mining by artisan workers.
- Limited surface mining by Swanmines on fragments not included in this review.

Production records from the former can at best be estimated, but largely constitute Heterogenite or cobalt mined manually from relatively narrow excavations to depths of up to about 20m below surface. The

artisan excavations were never surveyed and are not safe to work in. Some of these workings have since been backfilled.

An attempt was made to produce heterogenite from the Kesho Fragment, formerly known as C5 East. A washing plant was established on the site, but washing of a limited amount of material was unsuccessful and the operation was abandoned. No production records for the latter were retained due to the small amount of material used in the plant as testwork. The plant has since been dismantled and removed from the site. The Kesho Fragment does not form part of this ITR.

An estimate of material extracted from these fragments is about 200,000t comprising:-

- Principal 127,500t;
- Anticline 40,000t;
- Kalukundi 9,500t,
- Kii 14,500t; and
- Kesho 9,000t.

Rough wireframes have been built of the depletion zones and these have been depleted from current models for Principal, Kalukundi and Kii. The depletion at Anticline is negligible.

Geological Setting

Regional Setting

Base metal mineralisation in the Zambian and DRC copper belt provinces is hosted by sedimentary rocks of the Neo-Proterozoic Katangan Sequence, developed within the Lufilian Arc. This copper belt extends over 600km from Luanshya (Zambia) in the southeast and to Kolwezi in the Democratic Republic of the Congo (DRC) in the northwest.

The Katangan Supergroup rocks are up to 7,000m thick and are underlain by basement granite, intermediate metavolcanic and metasedimentary rocks dated at ~1,800Ma to 2,000Ma. The sediments represent a facies continuum of proximal to intermediate and distal dolomitic mudstones, sandstones and algal reef fragments.

The Katangan Supergroup is subdivided into Roan, Lower and Upper Kundelungu Groups, separated respectively by the *Grand* and the *Petit Conglomerat* diamictite marker units. Mineralisation at Kalukundi occurs within the Mines Sequence (or *Series des Mines*) which is correlated to Lower Roan rocks elsewhere in the Lufilian arc.

The Lufilian Arc forms part of a network of supracrustal belts in Africa (Pan-African) and South America that are host to important metallogenic provinces e.g. Katangan (DRC), Zambian copper belt, Kabwe Zn/Pb/Ag terrane (Zambia), Otavi Mountain Land Cu/Zn/Pb (Namibia), Gariep Belt Zn/Pb (Namibia) and the São Francisco craton Zn/Pb deposits (Brazil).

Generalised stratigraphy for the copper belts is shown in Figure 7.1_1 of the Kalukundi Report. The maximum age of the Katangan sedimentation is constrained by U-Pb dates on zircons from the Nchanga granite at 877+/-11Ma. Extensive rifting occurred at around this time. It is generally accepted that the deposition of the supracrustals occurred during the rift phase of the Katangan Sequence in Zambia and DRC.

The development of isolated, structurally bounded basins comprising half grabens/graben structures controlled initial sedimentation in the lowermost portion of the Katangan Sequence, the Roan Group. The configuration of the basin margin is especially important and controlled the development of thick wedges

of clastic sediments in the basal sequences. Growth faults controlled prolonged and variable sedimentation into the basins. This resulted in the development of predominantly arenaceous and argillaceous rocks, with relatively thin interbeds of rudaceous material. Facies change occurs between the Zambian and DRC Roan group rocks, with argillaceous and carbonaceous rocks predominating in the DRC.

The development of the 'ore shale' unit marks the first major marine transgression in the Zambian copper belt, and in the DRC this transgression also resulted in laterally extensive shallow marine sedimentation in the *Series Des Mines*. This provides an important marker that can be traced throughout the copper belts.

The extensive flat-lying plains surrounding the Roan ridges in the DRC are ubiquitously underlain by Lower Kundelungu rocks although these are not exposed on surface at Kalukundi because of deep soils and thick vegetation. Lower Kundelungu sequence rocks were also not intersected by boreholes drilled on the Kalukundi project, but were intersected by condemnation boreholes drilled below potential waste dump and plant areas. These confirm the presence of Kundulungu stratigraphy as shown on maps compiled by Gécamines and other regional studies. The Lower Kundelungu stratigraphy consists of a basal conglomerate overlain by sandstones and shales.

While the Katangan Supergroup sediments in Zambia are deformed by a series of open folds, in the DRC the Katangan Supergroup is preserved both as tightly folded, but relatively intact sequences and as complexly deformed, locally continuous but structurally dismembered 'rafts' of lower Roan strata (*Series Des Mines*) within a 'mega breccia' or melange that contains abundant evaporite minerals. The mega-breccia forms a kiteshaped wedge elongated parallel and adjacent to a major northwest trending lineament. Interpretations based on Landsat and aerial photographs suggest that this structure may represent an original Katanga basin edge fault.

The structure of the Katangan Sequence in Zambia is considered to be the result of compression during basin closure, however in the DRC it is probably the result of decoullement at the northern margin of the basin and northward thrusting of the Katangan Supergroup over basement lithologies (granites and gneisses) and other, higher, Katangan Supergroup stratigraphy. The mega breccia is probably of tectonic origin, but focussed on incompetent chemical sediments.

Metamorphic grade increases southwards but within the Kalukundi area very low-grade chlorite facies metamorphism is evident.

Local Geology

The Roan stratigraphy preserved in the Kalukundi area belongs to the *Series Des Mines* (correlated to Lower Roan in Zambia) and occurs as isolated allochthonous outliers (klippe or "ecailles", referred to henceforth simply as fragments) bounded by large shear and fault zones. These outliers are exposed over several hundreds of meters of strike length and also exhibit significant dip extents. The *Series Des Mines*, in particular the RSC, is more resistant than the adjacent stratigraphy and the mega-breccia. As a result, the RSC forms outcrops and low ridges that are prominent in the otherwise flat terrain.

Of the twelve fragments identified in the Kalukundi concession area, only four are the subject of the Kalukundi Report. These are the Principal, Anticline, Kalukundi and Kii Fragments (Figure 7.2_1 of the Kalukundi Report). Limited exploration and evaluation work has been undertaken on the other fragments, but only the Kalukundi East fragment (Kesho) contains known mineralisation, identified in outcrops, trenches and larger excavations. One vertical borehole by Gécamines intersected the ore-bearing stratigraphy and returned some excellent cobalt values, but poor copper results. As copper was the main target at the time, no further work was focussed on this fragment. The Kesho fragment (and possibly other fragments) represent upside to the existing Kalukundi resources.

Stratigraphy for the Series des Mines in the Kalukundi area is summarised below. The term "Ore Zone" is both historical and local terminology. The term Ore is restricted under the JORC and SAMREC codes to

mineralised material proven to be economic. The use of the term Ore Zone here should not be taken to imply that economic studies have been carried out and found to be feasible.

- **CMN** – *"Calcaire a Minerais Noirs"*, comprises dolomite and limestone and is the uppermost sequence of the *Series Des Mines*. The lower portion of this unit is made up of dolomitic shales and chert-rich zones. Mineralisation, when present, may constitute a Third Ore Zone characterised by high gangue acid consumption ("GAC") in fresh rock but with lower GAC in the weathered/oxidised zone.
- **SDS** - *"Shales Dolomitiques Superieurs"* (Upper Dolomitic Shales) composed of bedded and laminated dolomitic siltstone and fine-grained sandstone. Sporadic, poor (sub-economic) copper mineralization occurs throughout this horizon. In some fragments, there are significant intersections of "hangingwall ore" in this material. The hangingwall ore is, however, difficult to correlate between drill sections and has not been modelled or estimated, but it could represent upside potential for the Kalukundi project.
- **SDB** - *"Schistes De Base"* (Basal Schists) silty dolomite to siltstone containing some nodules. This (Upper Orebody) is also one of the main ore bearing horizons with high grade copper and cobalt, which has been extensively mined by artisan workers.
- **RSC** - *"Roches Silicieuses Cellulaires"* (Siliceous Rocks with Cavities, Cellular) comprises massive to stromatolitic, silicified dolomite. It forms conspicuous ridges and is generally poorly mineralised. The hydrothermally altered stromatolites are occasionally enriched with black heterogenite (cobalt) oxides.
- **RSF** - *Roches Siliceuses Feuilletees* or "Foliated" (Laminated) and Silicified (dolomitic) Rocks. It is made up of silicified bedded dolomitic shales. This unit hosts the "Lower Ore Zone" which is developed close to the contact with the overlying RSC.
- **DStrat.** - *Dolomites Stratifiees* or "Stratified Dolomite" is similar to the overlying RSF. It is comprised of well-bedded argillaceous dolomites. Near the top of the unit, a nodular chert-rich horizon is characteristic. This unit may also form part of the Lower Ore Zone.
- **RAT** - *Roches Argilo-Talcqueuse* is the lowest member of the Series des Mines stratigraphy and comprises a sequence of dolomitic and talcose argillaceous units. Both RAT Griese (Grey) and RAT Lilas (purple) occur in the Kalukundi area.
- **Breche Heterogene** - This unit occurs at the base of the sequence and the fragments in the breccia are derived from all rock types of the Roan Mines Series. The fragments are generally angular but occasionally well rounded, ranging from a few millimetres to several centimetres in size. The matrix consists of finer-grained particles with the same composition as the larger fragments. The breccia is generally accepted as having a tectonic origin.

Higher, Lower Roan stratigraphy is absent at Kalukundi. The sequence reflects a facies continuum of proximal to intermediate and distal dolomitic mudstones, sandstones and algal reef fragments.

The whole sequence has been silicified and remobilisation of silica and copper-cobalt mineralisation has played a major role in the present appearance of the rocks, for example the formation of vugs in and silicification of the RSC Unit.

The dimensions of the four fragments evaluated in detail during this programme are as follows (strike length & drilled width);-

- Principal 630m x 36.70m.
- Anticline 150m x 80.25m.
- Kalukundi 430m x 44.18m.
- Kii 330m x 40.84m.

The Principal fragment has a NW-SE strike and north-easterly dips varying from 75° in the SE, flattening to about 55° towards the northern end. The north-western half is displaced by four NE-SW striking faults with displacements up to about 15m. Drilling results suggest that the down-dip extension flattens to almost 45° and deep Gécamines drilling suggests that it may terminate down-dip against a sub horizontal fault.

The Anticline Fragment has a north-westerly trending fold axis with both fold limbs dipping about 045° north-easterly. The axial trace also plunges steeply NNE. Both limbs have a strike length of 150m and a width of about 80m. The tight folding has resulted in numerous cross-cutting faults.

The Kalukundi Fragment has a strike length of 430m heading 053° and dips southeastwards at 78°. Deep exploration holes drilled by Gécamines suggest that the dip reverses, dipping northwards with depth. This suggests a synformal relationship with the Kii Fragment. A NE-SW trending (dextral) fault with an approximate displacement of 45m intersects the orebody near its south-western end. The projected extension of this fault may possibly intersect the north-eastern limit of the Kii Fragment.

The Kii Fragment strikes 045° with a length of 330m and dips at 65°. Deep drilling results from Gécamines (KDI 102) suggest that the down-dip extension may be cutoff against a fault.

A fifth fragment, Kesho, is located close to the proposed plant site. No detailed drilling has been undertaken here, but this fragment is well mineralised and could add significant resources to the Kalukundi Project. One diamond drill (KDI 4) was drilled by Gécamines, which intersected mineralised material below 120m vertical depth. The dimensions of the Kesho fragment are inferred to be 350m (strike) x 41.40m (thickness).

In general, the zone of weathering and oxidisation reaches between 70 and 130m below surface. The depth of the weathered zone appears to be greater in the Principal, Anticline and Kii fragments than in the Kalukundi fragment. Below the weathered oxide zone, a mixed zone containing oxide and sulphide mineralisation occurs. No boreholes have intersected pure sulphide ore the deepest drillhole intersects mineralisation at 490 m below the surface. Weathering is severe and the silty and shaly parts of the succession are completely decomposed down to depths of approximately 40m and are still friable and crumbly to 100 metres below surface. Weathering and oxidation penetrate down selective lithologies such as the D Strat to an inclined depth of 350m (BH KDI2) drilled by Gécamines on the Principal fragment.

Structural Geology

The fragments are folded, forming tight, steeply dipping synclinal and anticlinal structures. The vergence of the folds is variable on a regional scale; this is consistent with the interpretation of chaotic fragments within a mega-breccia (*Breche Heterogene*). The dip of the limbs is between 45° and 85°. Similar styles of deformation have been interpreted for the Kolwezi ore bodies.

Individual fragments are terminated by faults on their lateral extents, and crosscutting brittle faults offset stratigraphy, especially in the Principal fragment. Fault displacements vary between 15m (Principal) and 45m (Kalukundi). These shears and faults may have provided passageways for siliceous fluids and fluids responsible for the remobilisation of copper and cobalt.

All the mineralised zones have been faulted and/or folded to varying degrees of intensity, but gross continuity of the lithological units can nevertheless be demonstrated.

In the southern portion of the Kalukundi deposit, both the northern and southern limb of a faulted and folded sequence of Roan rocks is exposed. The northern limb (Anticline fragment) has an antiformal geometry and a north-westerly plunging fold axis and terminates at depth against a brecciated footwall zone, possibly a thrust fault. The southern limb (Principal fragment) dips at between 60° and 85° towards the northeast and is also truncated against the breccia at depth.

In the north-eastern portion of the Kalukundi deposit, the Kalukundi fragment is exposed as two subparallel/*en echelon* outcrops. These represent the limbs of an overturned isoclinal synform, dipping at 45° and 70° to the southeast for the southern (Kalukundi fragment) and northern (Kii) fragments. Two deep boreholes were drilled by Gécamines to depths of 475m and 600m to investigate the continuity of these two fragments in depth. The deeper borehole, KDI 101 intersected the Kalukundi fragment at a vertical depth of 490m, confirming considerable depth continuity. BH KDI 102 intersected the *Breche Heterogene* at the point where the Kii fragment was anticipated, thus some displacement of this zone may be anticipated here.

Deposit Types

The Lufilian Arc forms part of a network of supracrustal Pan African belts (Neoproterozoic age) in Africa and South America that are host to important base metal provinces e.g. Katangan (DRC and Zambian copper belts), Kabwe Zn/Pb/Ag terrane, Otavi Mountain Land Cu/Zn/Pb (Namibia), Gariep Belt Zn/Pb (Namibia) and the São Francisco craton Zn/Pb deposits of Brazil.

There are two main deposit types developed in the DRC copper belt where Cu and Co mineralisation occurs:-

- Continuous, stratabound, sediment hosted Cu-Co deposits with significant strike extent (e.g. Tenke-Fungarume). These are similar to the Cu-Co deposits developed in the Zambian Copperbelt but may also be terminated at depth against breccia zones representing thrust faults. This is in contrast to the Zambian copper belt deposits which are generally continuous at depth.
- Discontinuous, raft-style stratabound sediment hosted Cu-Co deposits such as Kalukundi. The raft-style deposits are interpreted to be generally small allochtonous fragments of Lower Roan stratigraphy thrust northwards from the main Lufilian arc. Mineralisation and host lithology is broadly similar to the more continuous deposits.

The relationship between the DRC carbonate-shale hosted deposits and the Zambian shale-arenite deposits is controversial, but there is no reason to propose widely differing origins. The main differences are the characteristics of the Lower Roan Formation facies, and the tectonic disruption of the DRC stratigraphy.

Mineralisation

General

The Kalukundi deposit represents hypogene remobilisation of primary sulphide mineralisation. The primary mineralisation was probably typical of other Lower Roan mineralisation in copper belt deposits in Zambia and the DRC. Some of the deeper drillholes at Kalukundi have intersected partially weathered sulphide mineralisation as far down as 270m below the surface.

The principal sulphide zone copper bearing minerals are chalcocite, chalcopyrite and bornite. Cobalt is present in carrollite. Within the oxidised zone copper occurs as malachite and cobaltiferous malachite with subordinate kolwezite and chrysocolla, and cobalt occurs as heterogenite. Spherocobaltite occurs within the RSC in small amounts.

Within the Kalukundi fragment significant amounts of chalcocite are developed below the depth of 40 metres below surface, whilst elsewhere, malachite persists well below this depth. Chalcocite is, however, often developed in a supergene zone near surface and does not necessarily reflect true unoxidised sulphide ore. Heterogenite appears to be enriched near surface, especially in the subsurface from 4m down to about 40m depth.

Mineralisation in the Mines Series in the sulphide zone on the Katanga Copperbelt is well developed and shows continuity within the upper and lower ore bodies both along strike and down dip, while the

stromatolitic dolomite unit separating these ore bodies, the RSC, carries some cobalt mineralisation and only minor copper mineralisation. In the oxide zone, remobilisation of copper and cobalt into the RSC results in this central zone being quite well mineralised in places.

Mineralisation at Kalukundi is best developed within the lower 'ore' body (RAT Grise/D Strat/RSF) and to a slightly lesser degree in the upper (SDB/RSC) 'ore' zone. The two mineralised horizons may have been distinct within the sulphide zone with lower grade mineralisation between the two. In the oxide zone mineralisation is largely continuous from the DStrat to the SDB with significant remobilisation of metal into the RSC. Nevertheless, the highest grades usually remain in the lower and upper 'ore' zones.

In certain parts of the fragments, the upper 'ore' body is poorly mineralised to barren and the adjacent RSC is often poorly mineralised adjacent to this zone. This is evident in the SE Principal fragment, both near surface and in depth and in the Kalukundi fragment near surface.

The distribution of mineralisation is variable, reflecting changes in both the original distribution and the subsequent weathering regimes. Within the oxidised zone very high grades of both copper and cobalt may be encountered due to supergene enrichment.

Contrarily, certain zones may be poorly mineralised. Differential leaching in the porous RSC unit near surface results in this unit and closely adjacent lithologies being locally barren.

The relationship between the thrusting and faulting responsible for the present distribution of the Lower Roan at Kalukundi and the primary mineralisation is uncertain, but the lateral bounding faults and breccias in the sole thrusts have contributed to increased permeability for hypogene fluids and the deep weathering at the Kalukundi deposit.

Oxide and Sulphide Mineralogy

The main oxide minerals in the Kalukundi fragments are Malachite, Kolwezite and Chrysocolla in the case of copper and heterogenite in the case of cobalt. These and the less common minerals are listed as follows:-

- Malachite — $Cu_2Co_3(OH)_2$
- Chalcanthite — $CuSO_4.5H_2O$
- Kolwezite — $(Cu,Co)_2CO_3(OH)_2$
- Libenthinite — $(Cu_2(PO_4)(OH))$
- Chrysocolla — $Cu_2H_2(Si_2O_5)(OH)_4$
- Cuprite — Cu_2O
- Native Copper
- Heterogenite — $Co^{+3}O(OH)$
- Mg-Spherocobaltite — $Mg.CoCO_3$

The main sulphide minerals are chalcocite, bornite and chalcopyrite in the case of copper, and carrollite in the case of cobalt. The chemical compositions are as follows:-

- Chalcocite — Cu_2S
- Digenite — Cu_2S
- Bornite — Cu_5FeS_4
- Covellite — CuS

- Chalcopyrite $CuFeS_2$
- Carrolite $Cu(Co)_2S_4$
- Linaeite (Siegenite) $Ni(Co)_2S_4$
- Cobaltite CoAsS

In addition, haematite (Fe_2O_3), specular hematite (Fe_2O_3), "*sel rose cobalt*" a bright pink cobaltiferous-$CaCO_3$ (above), and siderite ($FeCO_3$) were reported by JCI and Gécamines also described the presence of tenorite (CuO). Pyrite is present in small amounts.

Uranium is present at Kalukundi in very small amounts. Weak radioactivity has been detected in the SDB and the RAT Grise units. The uranium silicate, coffinite U (SiO_4) $(OH)_4$ was detected in trace amounts within goethite in a sample from the RAT Grise.

Exploration

Topographical Survey

The original survey and the topographic maps produced by Gécamines reflected survey points, drillhole collars, trenches and other details. Check surveys conducted during the Geo-Consult exploration program corresponded to the previous data. Geo-Consult also established 4 baselines with red painted corner beacons parallel and adjacent to the strikes of the main outcrop at Kalukundi and Principle fragments.

Subsequent surveys have been carried out over more than 90% of the property by a contract surveyor. Traditional surveying techniques were employed using a (laser) theodolite and prismatic staff and a local Gauss Conform (LO26), Clark 1866 datum coordinate system utilised by Gécamines. This survey data was used to produce a topographic map with 1m contour intervals. All the borehole collars were also accurately surveyed. The local LO26 co-ordinate system was used in all the 3-D resource modelling.

Some data manipulation has been necessary to convert data from the local coordinate system to the "Triangulation Du Katanga, issued by Comité Special Du Katanga (CSK), Service Geographique et Geologique" on which regional topographical survey beacons are based. Conversion from local to standard grid coordinates (Universal Transform Mercator (UTM) World Global System of 1984 (WGS84)) will ultimately be necessary. Any resultant conversion errors are likely to be small and not material.

Geological Mapping

Gécamines and its predecessors explored the deposits within the Kalukundi and surrounding areas between 1927 and 1987. The work consisted mainly of extensive pitting (up to 16m), trenching, mapping and sampling. The pitting data was extensively used for creating geological maps in areas with almost no outcrop. Virtually all of these pits are still open and can be located in the field.

Mapping and presentation of geological data by Gécamines was done to a high standard and Geo-Consult and Africo geologists have made only minor changes to the original Gécamines and Geo Consult maps based on new data secured from the drilling and from more detailed surface mapping and trench data, e.g. at Kalukundi where the width of the RSC was overstated as a result of thick scree cover and soil creep.

Most of the maps were hand drawn 1:2000 scale geological and assay plans. Ammonia prints of these maps are still available from Gécamines.

Trenches

A number of trenches and pits were excavated by Gécamines (total length >2000m) in order to assist with mapping in areas obscured by overburden and scree, and also to provide sampling of near-surface material.

Trenches on some fragments were excavated aligned to local grid north (30 to 40° to the strike direction), others were excavated perpendicular to strike.

JCI/Geo-Consult cleaned out those trenches positioned on drillhole sections and remapped and re-sampled them. They also extended the trenches and sampled sections (especially within the RSC) that had not been sampled by Gécamines. Samples were taken as continuous lines of rock chips. JCI/Geo-Consult considered the quality of the Gécamines logging and mapping to be good, and commented on the high incidence of black oxides as veins and nodules indicative of high heterogenite in the near-surface zone. They also noted that Cu grades in the trenches were generally lower than for shallow boreholes, concluding that there had been significant surface leaching. For the purposes of orebody modelling, JCI assumed the leaching zone to extend to 10 metres below surface. Subsequent interpretations by Africo geologists confirm that there is considerable or complete leaching of the RSC outcrops in the uppermost 2m to 3m. Below this cobalt is enriched in open spaces and fractures, but copper mineralisation remains depleted down to a depth at least 10m and possibly slightly deeper.

Some of these original Gécamines trenches were again mapped and sampled by Africo geologists. The assay results from these trenches have been included in the geological models prepared jointly by Africo and RSG Global.

Exploration Data Collection

Maps have been digitised and incorporated into a GIS System (TNTmips and ArcView). Other geological information (borehole logs, assay and survey data) is maintained in a series of Microsoft Excel spreadsheets for import into GIS and geological modeling software (Gemcom and Datamine). Drafted (Microstation) drillhole cross-sections have also been produced. Original handwritten logs are archived and maintained on site.

Interpretation and Discussion

Exploration data is consistent with the interpretation of the Kalukundi deposit as a hypogene, oxide facies, raft-type, carbonate-shale, stratabound, sediment hosted Cu-Co deposit.

RSG Global has reviewed the exploration data available and considers the data quality and interpretations to be good, and the model to be well understood. The data confirms excellent continuity of the mineralised horizons both along strike and down dip.

Trench coverage, however, is poor over some of the fragments. Almost no trenching was done across the RSC horizon due to its poor mineralisation and hard, silicified nature of the RSC unit. The focus of Gécamines geologists was the higher-grade mineralisation along the SDB-RSC contact (Upper Ore Zone) and on the RSC-RSF-D Strat contacts (Lower Ore Zone). In most cases the intervening silicified and vuggy RSC dolomites were not sampled. The artisan trenches have not been mapped as they are dangerous to work in, particularly following heavy seasonal rains.

Consequently there remains considerable uncertainty regarding the surface distribution of remobilised Cu and Co oxides, both along strike and down dip. Africo has attempted to address this uncertainty by drilling shallow diamond drillholes in the near surface region and by carrying out additional trenching. This has been only partially successful due to limitations on access to the surface zones resulting from, amongst other things, artisan workings.

RSG Global has not applied adjustments to their estimates for leaching, enrichment or depletion, but has classified the surface zones as Inferred where sampling density is poor.

Drilling

Drilling conditions were difficult, especially in weathered rock and core recoveries were low for all three phases of drilling, especially in friable zones where oxide mineralisation occurs along foliation planes and as open space fillings in veins. Core losses often occurred where rock hardness changed rapidly between soft, weathered shale/dolomite and hard silicified rock. Karstic cavities have been identified in the RSC and where the material is friable, grinding was experienced. RSG Global has experience in drilling similar material in the DRC and Zambian copper belts and accepts that obtaining high core recoveries is problematic. Discussion of the relationship between core recoveries and grades is presented in Section 17, Mineral Resource and Mineral Reserve Estimates of the Kalukundi Report.

Drilling by Previous Owners

Although RSG Global has not audited the Gécamines core, Geo-Consult has indicated that the boreholes drilled by Gécamines were well logged and suitable for integration into the database. They also state that sampling and recording of assays on the logs appear to have been diligently done, but that no QA/QC information is available to verify this statement. Gécamines did not sample sections of core outside the 'conventional' extent of the 'ore' zones even though they were sometimes mineralised.

JCI drilled twelve boreholes (1,440m), largely as a due diligence exercise confirming the geological interpretations initially made by Gécamines. JCI achieved an average drill rate of 24m/day. Water loss in the RSC was common, resulting in the overlying mudstones running dry and clogging onto the rods until it became impossible to turn the drill string. This was overcome by casing off this section and then drilling with water loss and thick muds to hole completion.

The boreholes from both the above campaigns were relogged in detail by Africo geologists. This confirmed the excellent standard of previous work and brought the logs into line with the format used for the Africo evaluation. Limited re-sampling was also undertaken.

Drilling by Current Owners

Africo/Swanmines completed a comprehensive core drilling programme which may be summarised as follows:-

• Resource boreholes	50	4,561.67m
• Infill drilling boreholes	11	595.96m
• Geotechnical boreholes	17	2,256.55m
• Exploration boreholes	5	261.60m
• Condemnation boreholes	5	317.25m
• **Total**	**88**	**7,993.03m**

Of these 88 boreholes drilled by Africo, 58 were used directly in the geological model for resource definition purposes and the remainder for geological and geotechnical purposes.

Drilling for resource evaluation purposes was carried out in three campaigns. Seventy eight boreholes (9,650m) were used in the geological model to define the resource. Of the remainder, selected boreholes were used to define geological extensions and limits to continuity.

• Gécamines in 1986/87	8 holes	2,809m	10% of the drillholes
• JCI/Geo-Consult in 2001/02	12 holes	1,440m	15% of the drillholes

- Africo/Swanmines 2004/05 58 holes 5,401m 75% of the drillholes
- **Totals** **78 holes** **9,650m**

Similar core recovery problems to those experienced in previous drilling programs were also encountered in the current drilling. However, improved core recoveries were achieved during drilling by Africo with the average overall borehole core recovery for the resource holes being 77.66% (74.24% for the ore zones). This is a significant improvement on the 70.45% (65% for the ore zones) achieved for the JCI programme in 2002.

The contractor was Geosearch International Ltd. All drillholes have been drilled using wireline diamond drilling with a triple tube recovery, typically collared and cased in PQ size (83mm). The majority of the drilling was carried out using HQ size core (61mm) once competent rock was encountered, usually around 15m, but sometimes as deep as 40m.

Reduction to NQ sized core (45mm) only occurred rarely under exceptionally poor ground conditions where severe brecciation was encountered in siliceous lithologies. Drilling was conducted perpendicular to the strike at a dip of 45°. Drilling muds were used throughout the programme to improve core recovery and reduce collapse in the holes.

RSG Global observed core drilling during a site visit to the Kalukundi project, and believes that appropriate techniques were employed to maximise core recovery. Some holes were re-drilled at the contractor's expense when client supervision indicated that unacceptable core losses had been the result of poor drilling practice. Nevertheless, core recovery remained poor through some sections of stratigraphy.

Drillhole collars were set up using handheld GPS, but were subsequently surveyed by a registered surveyor before incorporation into the database.

Downhole surveys were undertaken by Geosearch using a digital single shot REFLEX down-the-hole survey instrument at collar and end of hole and between 45 and 100m down the hole, generally providing at least two survey points between the collar and end of hole.

Sample Method and Approach

Trenches

Geo-Consult resampled the Gécamines trenches after clearing all loose rubble and soil from the trench by cutting a channel into the sidewall about 15-20cm above the trench floor. The channel was about 5cm wide and deep and the sample was collected directly into a plastic sample bag. The geology of the trench sidewall was mapped and the sample positions indicated thereon.

Care was taken during the resampling of the trenches to ensure that the samples were not contaminated by waste and other material redistributed from the small artisan workings in the vicinity of the trenches.

As Geo-Consult had undertaken an evaluation of the trenches, Africo did not repeat this work. A detailed study was made of the surface exposures. Where artisan workers had created a significant disturbance at surface, systematic sampling across the exposed lithologies was concluded to be impractical and in places, dangerous. The main limitation was thick scree in places (Kalukundi and Kii fragments).

Diamond Drilling

Core from the Africo drilling was packed into 1.5m long, galvanised steel trays and the end of drill runs indicated by means of a yellow plastic tag. Accurate depths were determined from stick-up measurements that were regularly checked by the geologist.

The borehole core was sampled by cutting longitudinally along the core axis, perpendicular to the core-bedding angle. Cutting was done mainly by diamond saw but some core was also split using a cold chisel. Where the core was very soft and broken it was split longitudinally with a machete before sampling. Where mineralisation was observed in very soft muddy core, it was halved with a machete while still wet on the drill site.

The samples were taken to honour geology and also to separate high or low grade zones. Minimum size was limited to 30cm and maximum to 2.0m. In zones where recovery was especially poor, samples were taken over the whole drill run to ensure that the depths were accurate.

Sample Preparation, Analysis and Security

Sample Preparation and Analysis

Gécamines

Analyses carried out by Gécamines were carried out by atomic absorption (AA) at in-house laboratories at Kolwezi. Details of the sample preparation and analysis are not recorded.

JCI/GeoConsult

JCI/GeoConsult samples were sent to Set Point Laboratories in Johannesburg for analyses (copper and cobalt) by pressed pellet XRF (x-ray fluorescence). The "ore" zones of four boreholes (i.e. 1/3 of the current boreholes) were analysed for a variety of other elements (Au, Ag, Ca, Mg, Ni, Fe-total, Mn, S, Si, and P) to aid with metallurgical assessments by the same method. Bulk densities were determined for the major ore zones.

Africo

The drill core samples were placed into plastic bags at the on-site core yard. Eight to ten bags were placed in a durable, woven plastic bag and firmly tied with plastic strapping to restrict movement of the sample bags and limiting breakages in transit. All the sample bags were numbered and weighed on site. These weights were recorded on the dispatch notes.

The samples were then sent to Lubumbashi by road and subsequently to Johannesburg by airfreight. All the bags were weighed again in Lubumbashi by the air freighting company. Here they were collected and delivery to SGS Lakefields Laboratory in southern Johannesburg was personally supervised.

Sample preparation and analysis of the borehole core and trench samples was carried out at SGS Lakefield Laboratories. This involved crushing, drying and milling followed by XRF analysis by pyrosulphate fusion for Cu, Co, Pb, Zn, Ni, Fe and Mn. Reject samples and pulps were retained for repeat analysis and further analysis.

Selected composite samples were also analysed for acid soluble Cu, Co, acid consumption gangue acid consumption. In addition some composite samples were also analysed by ICP-OES using a multi acid Leach for Al, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Li, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sn, Sr, Ti, V, Zn, Zr.

Quality Control Procedures

Gécamines

No QA/QC data is available for the eight Gécamines boreholes or trench samples. Both JCI/Geo-Consult and Africo however have expressed confidence in the quality of the Gécamines sampling and assay work, based on discussions with Gécamines geologists and the generally high level of other geological work done by Gécamines.

RSG Global considers that the results of the Gécamines drilling are broadly consistent with the results of current drilling, consequently all Gécamines data have been incorporated into the estimation database. This data represents about 10% of the boreholes.

JCI/Geo-Consult

Quality control plots for the Geoconsult/JCI program have been presented in their report, and are not reproduced in the Kalukundi Report. Initial analyses were carried out at Set Point Laboratories in Johannesburg, with umpire assays being submitted Lakefields Laboratories, also in Johannesburg. Initial variances between the laboratories were resolved though recalibration and re-reading of the powder pellets.

A selection of duplicate samples was submitted as laboratory controls. Blank samples were also inserted into the sample stream to assess possible contamination. All the blank assays returned extremely low copper and cobalt background values.

Some 10% of the core samples were sent for check analyses to a second laboratory and standard reference samples were also included. Original and repeat samples exhibit correlation coefficients of 0.97 for copper and 0.98 for cobalt. Both the original and repeat analyses were carried out using XRF techniques. AA analyses were also carried out on some repeat samples; correlation between AA and XRF analyses was greater than 0.99 for both Cu and Co. Certified reference standards (Mintek) were also inserted into the sample stream, showing acceptable accuracy.

No discussion of standards and blanks was included in the Geoconsult/JCI report except for the statement: "*In order to ascertain the accuracy of the analyses standards, blanks and duplicates were routinely included in the sample stream. These proved that the results are reliable and not contaminated and accordingly provide confidence in the averages grades defined for the resources*". No raw QA/QC data are available to validate this statement.

This data represents about 15% of the boreholes.

Africo Resources

All samples analysed in the current program have been analysed at SGS Lakefields Laboratories, Johannesburg. This data represents about 75% of the boreholes.

Blanks were inserted into all sample batches. All returned grades below detection limit indicating that there is no contamination in the sample prep and laboratory procedures.

Internal standards were made up by milling and homogenising a large sample of oxide ore from the surface exposures on the Principal Fragment and inserted into the sample stream. This large sample was initially analysed 9 times by two laboratories, and then inserted into batches after every 10th sample. RSG Global has used the average of all the 'standard' analyses to define the mean of the control sample rather than the average of the initial nine analyses. The use of an uncertified reference standard means that the variability of the expected results is not defined, and RSG Global has used a 10% variance for reference. As a large percentage of the reference samples was analysed by the same laboratory as the actual samples, this

'standard' does not serve to identify possible bias in the results or the accuracy of the results. They do however serve to confirm that no problems have been experienced with sample numbering or switching.

RSG Global recommends that certified reference samples should be obtained and used for any future drilling.

A number of repeat assays have been carried out on quartered portions of the Kalukundi core from the current drilling program. While there are some significant variations between original and repeat assays, especially for higher grade samples, these are to be expected as there is significant heterogeneity in the core, resulting largely from the presence of malachite veins and heterogenite nodules.

Notwithstanding the inadequacies of quality control, RSG Global has integrated data from all three operations in order to estimate the deposit.

Twinning: KM1 and KM1B are drilled close to K2, effectively twinning it. KM1 was collared with the intention of obtaining PQ core for metallurgical studies, but drilling difficulties resulted in this PQ being curtailed although HQ drilling continued. Poor core recoveries in the 'ore' zone resulted in a redrill as KM1B at HQ size. Core recoveries were vastly improved to 85.4%. Comparison of the results of the three holes is inconclusive due to differences in the drilling methods and recoveries.

RSG Global Statistical Analysis of Africo QA/QC Data

The data used for the Kalukundi Report was supplied in three Excel files; 'ORIGI~46.XLS', 'CA03123SEP05 + Original values (checked + variances).XLS' and 'QC value comparison Table K13-K55 & % Variations.xls'. The supplied data falls into three QAQC regimes; standards data (internal and laboratory), core-resample (1/4 core) and Umpire Laboratory repeats (pulps).

The precision and accuracy of the copper and cobalt assay data for the Kalukundi drillhole samples has been assessed based on routine quality control samples submitted during the 2005 drilling campaigns, and by samples submitted by internal laboratory quality control procedures. The reliability of the assay data from the primary laboratories has also been assessed by comparison of the original assay results with umpire assays completed by SGS Lakefield Johannesburg and SGS Lakefield Toronto.

The quality control data has been assessed statistically to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analysis are presented as summary plots in Appendixes I and II of the Kalukundi Report, which includes the following:

- Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.
- Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.
- Mean vs. % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range. Mean vs. %HRD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean % HRD).

- Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used.

- Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.

- Standard Control Plot shows the assay results of a particular reference standard over time. The results can be compared to the expected value, and the ±10% precision lines are also plotted, providing a good indication of both precision and accuracy over time.

Assay Accuracy – Standards and Blanks

The accuracy of the copper and cobalt assay data and the potential for cross contamination of samples during sample preparation has been assessed based on the assay results for the laboratory internal blanks and from company standards submitted by Africo.

The values for the Africo standard sample assays were taken from the spreadsheet '*QC value comparison table K13-K55 & % Variations.xls*'. The Africo standard was based upon crushed mineralised material supplied from Kalukundi. The company blank was created using 'internal waste rock'. No expected value (EV) was stated for this blank.

As no expected range was stated for the blanks and standards, consequently a value of +/- 10% was used based on the EV.

Company Standards and Blanks

A total of 100 company standards were identified; the use of this standard commenced from the drilling of drillhole K19 onwards. The standards were analysed using XRF by pyrosulphate fusion. A summary of the standards statistics are shown in Table 13.3.2_1 of the Kalukundi Report. Appendix I of the Kalukundi Report shows summary charts for the standard data.

Two different company blanks were identified:

- Blank 'B' - 23 samples described as a 'Blank' in the excel spreadsheet; and

- Blank 'IW' - 18 samples described as 'Internal waste rock' in the excel spreadsheet.

The result from the company blanks are summarised in Table 13.3.2_2 of the Kalukundi Report. Appendix I of the Kalukundi Report shows summary charts for the blanks data.

The results of the company standards and blanks can be summarised as follows:

- The majority of the standards are within +/- 10% of the stated mean EV of the standard. There is a lower grade spike in both the Cu and Co readings on the 24/1/05 which could be due to analytical instrument calibration;

- Both of the blank samples display low grade variability indicating no cross contamination or mishandling during laboratory preparation; and

- The company standard and blank values exhibit industry acceptable levels of accuracy.

Laboratory Blanks

A total of 14 blank samples from SGS Lakefield Johannesburg were identified. A summary of the data statistics are shown in Table 13.3.3_1 of the Kalukundi Report. The blanks were analysed using XRF by pyrosulphate fusion. Appendix I of the Kalukundi Report shows summary charts for the blanks data.

The results of the SGS blanks can be summarised as follows:

- The blank samples display low grade variability indicating no cross contamination or mishandling during laboratory preparation; and
- The SGS blank values exhibit industry acceptable levels of accuracy.

Assay Precision

The precision of the copper and cobalt assay data has been statistically assessed based upon the following sample and data types:

- Duplicate diamond core (1/4 core) samples – these are termed field duplicates (FD). These results reflect the total combined sampling and analytical errors (field and laboratory);
- Primary versus umpire laboratory analyses of duplicate pulp splits – allows assessment of inter-laboratory precision inclusive of sampling and analytical errors after sample pulverisation.

The order of the comparative data types listed above reflects the successive removal of sampling error thus allowing the precision associated with each stage in the sampling process (field and laboratory), and finally the sample analyses, to be assessed. Details of the available datasets and results of the statistical analyses are summarised below, while a full compilation of statistical plots of the comparative datasets, by laboratory, accompanies the Kalukundi Report in Appendix II of the Kalukundi Report.

Duplicate Core Data

The precision of the copper and cobalt analysis completed by SGS Lakefield Johannesburg has been assessed on 82 field duplicate repeats of ¼ core. Standard control plots are shown in Appendix II of the Kalukundi Report. The result of the statistical analysis of the field duplicates data are displayed in Table 13.3.5_1 of the Kalukundi Report.

The results of the statistical analysis of the duplicate data can be summarised as follows:

- The precision of the duplicate data is moderate to high, with 62% of the Cu data within a 10% mean HARD range, 85% of the data is within a 15% mean HARD range;
- There is a good linear (Pearson C.C.) and rank (Spearman C.C) correlation between the original and duplicate results;
- The original Cu results exhibit a small positive bias (3.9% HRD) with respect to the duplicate results; and
- Industry acceptable levels of precision are met.

Umpire Laboratory

The inter-laboratory precision and relative accuracy between the SGS Lakefield Johannesburg and Toronto laboratories was based upon a comparison of pulp duplicate data which his summarised in Table 13.3.6_1 of the Kalukundi Report. Standard control plots are shown in Appendix II of the Kalukundi Report.

The results of the statistical analysis of the duplicate data can be summarised as follows:

- The inter-laboratory precision is high with 93% of the Cu data and 80% of the Co data with a 10% mean HARD range;
- There is a high linear (Pearson C.C.) and rank (Spearman C.C) correlation between the original and duplicate results;
- There is no apparent bias between the data sets; and
- Industry acceptable levels of inter-laboratory precision and accuracy are met.

Discussion and Conclusion

The QAQC data presented to RSG Global met industry standard levels of precision and accuracy. The internal company standards and blanks showed good levels of accuracy, as did the SGS Lakefield Johannesburg blanks samples. The core duplicate and interlaboratory pulp-duplicate data showed high levels of precision.

- The QAQC results would benefit in the future from the addition of coarse duplicate samples (1:20 first crush of the core before pulverisation) and the submission of lab aware (1:20 pulps at the laboratory) and lab blind (1:2- pulps sent from site) pulp duplicate sampling at the primary laboratory.
- Certified reference standards should be obtained and used.

This data represents 73.7% of the resource boreholes.

Data Validation

Borehole Validation and Logging Procedures

While on site between 6th and 13th December 2004, RSG Global validated the logging of boreholes K14, K18, K22 and K26, roughly 10% of the boreholes drilled at that time. Particular attention was paid to validation of lithology, sample lengths and core measurements. The following comments apply to logging procedures used over the 3 periods of drilling at Kalukundi and have also been addressed by SRK in their September 2004 report.

- Lithological logging and core measurements are of a high standard for those boreholes audited. In some cases detail in the core logs is limited, but main units are correctly identified and measured.
- Sampling for laboratory analysis has been done in a number of different ways, with early (Gécamines) boreholes being sampled at variable lengths usually about 2m but occasionally as high as 3m. The early borehole samples did not honour core (at end of core run) or lithologic breaks. Later boreholes (Africo) were sampled so as to honour lithological boundaries, but commonly did not honour core breaks. Current sampling practice is to honour both core breaks and lithological breaks.
- Core recoveries can be particularly bad for all phases of drilling and core recovery measurements are absent for the Gécamines drillholes. This is due at least in part to poor drilling control and slow reactions to changes in the hardness of the rock being cored, but also to inherently friable nature of the mineralised material. RSG Global accepts that achieving adequate core recovery is a problem in most areas of the copper belt, but feels that the extent of core losses (up to 60% in places) reflects poor drilling control. It is estimated that in the worst case, variance between sampled and true grades may be up to 50%, mitigated by the fact that these cases are subordinate. Furthermore, as sampling practice has not always honoured lithological boundaries and core breaks (even, in some cases e.g. K18 37-38m, straddling core size breaks, PQ to HQ at 37.88), there is considerable uncertainty regarding the positioning of those samples and consequently the measured core recoveries over the sample length as opposed to the core run. The positioning could be out by up to 2m for areas of particularly poor core recovery. Notwithstanding these

problems, and comments made in Section 17, Mineral Resource and Mineral Reserve Estimates of the Kalukundi Report, RSG Global has largely accepted the poor core recoveries without adjusting grades or classification, because there is limited evidence that the poor recoveries have resulted in significant biases in the sample assays. Where there is evidence of bias (upgrading of samples), this has been dealt with by cutting a limited number of samples with high grades and low recoveries.

- The importance of achieving adequate core recovery was addressed in the Geoconsult report and in the SRK review. The importance of core recovery in ore evaluation was clearly understood by the Africo exploration team at the outset of the drilling programme. This was also followed up with close supervision of the drilling crews. Given the severe drilling conditions, the core recoveries achieved by Africo are, in general, reasonable. The overall average for the 50 resource boreholes is 75%. This is a considerable improvement on the GeoConsult program and presumably on the Gécamines holes. Core recoveries of up to 97.89% were achieved in competent rocks for the entire hole, but in the more leached, porous and friable zones, losses were severe and in an isolated case was as high as 78%.
- Bulk density measurements taken in the current drilling program are numerous (36 samples in K18), but do not adequately represent zones with very friable or vuggy material, e.g. within the RSC. Furthermore, density measurements have been taken as 'point' measurements, and not as intervals. Records of the From and To measurements of the density samples should also be recorded.

Assessment of Project Database

Africo provided phased delivery of the drillhole and assay data between January 2005 and November 2005.

The drillhole and trench database was provided to RSG Global in the form of comma separated variable text files (*.csv) by the Kalukundi team. These files contained assay data for Total Copper (Cu), Total Cobalt (Co) and bulk density (BD).

Extensive manual validation of the database was carried out by Africo against original assay certificates. Africo also carried out electronic validation on import into GEMCOM software. In addition, RSG Global validated data electronically to track changes between versions and to check for structural deficiencies (overlapping samples, duplicate entries etc) and checked 10% of the data at random against the assay certificates. Agreement between checked assay certificates and logs was 100%.

A number of codes were inserted into the database for below detection, insufficient sample and no assay returned. Below detection values were replaced with values for half detection limit (0.05% Cu and 0.025% Co). Insufficient sample and no sample values were generally replaced with null values, but in some cases were replaced by half detection limit on an individual basis to prevent the spreading of high grades. Voids were treated as null values throughout.

Adjacent Properties

Africo has had in depth communication with Comide, the owners of the ground surrounding the Kalukundi concession (EP's 2606 and 2607). The negotiations with Comide representatives were designed to secure an option to carry out exploration activities on their concessions. To date, these negotiations have been inconclusive.

Mineral Processing and Metallurgical Testing

Metallurgical Testwork

As part of the Feasibility Study, a number of metallurgical tests have been undertaken at the Mintek labs in Johannesburg, South Africa. These included bench scale acid leach tests, comminution test work and a pilot plant campaign to confirm the recovery process selection and metal recoveries for both copper and cobalt.

During the first phase of test work, samples produced from drill core at Kalukundi were tested to determine the comminution and leaching characteristics of the ore. During the second phase of testwork, the plant design was confirmed during a pilot plant campaign.

Ore Samples

Bulk Sample Selection

The testwork samples were taken from surface exposures at the Kalukundi Project. The ability to secure representative material from trenches and from excavations opened up by artisan workings was evaluated in detail and material was taken from three of the five fragments. The Kalukundi fragment was not sampled due to poor exposure of representative ore material for all lithologies.

Excavations within the open workings or trenches were selected and each geological ore horizon was channel sampled on a proportional basis. On the Principal fragment, the sampling was undertaken in two areas, the more cobalt-rich zone in the NW and the more copper-rich area to the SE. On the Anticline fragment, the trenches and to a lesser degree the artisan workings provided good exposures of the ore lithologies. On the Kii fragment, exposures were found on the SW side to sample each of the ore lithologies. Ideal sampling points were chosen where the unit could be channel sampled across its entire width. The surface was then chipped clean before taking a broad channel sample.

The proportions of the bulk sample are representative of the average thickness of the 5 ore horizons within the fragments overall. Every effort was made to take high grade, medium grade and low grade samples representative of the different lithologies in the different locations.

Two composite samples were prepared from borehole core fines to derive an intermediate depth sample and a deeper sample representative of the ore material from the 4 fragments under evaluation. Bench scale hydrometallurgical leach testwork was carried out on both of these samples. The residence time was twelve hours at ambient temperature of 25°C.

The results returned from these leaches proved that the recoveries were very similar to those achieved from the surface samples.

Hydrometallurgical testwork on the Bulk Sample material.

The assay results from the 27 composite samples were studied and 22 of the 27 samples were selected for bench scale metallurgical testwork. Five samples were omitted due to too low grade or suitability. The tests were carried out on 500g samples which were leached for four hours at 25°C.

The preliminary results of this testwork raised further concerns about the recovery of cobalt using the current leaching conditions. Half of the samples returned cobalt recoveries lower than 68%, with the lowest being only 33.76% Co recovery from a sample grading 1.49% Co. Consequently, using this leaching method, a very high proportion of the cobalt in the Kalukundi ore body would be lost.

Based on these results and following in-depth discussions with MDM and Mintek, three sets of tests were proposed:

- To undertake very fine grinding of a sample with very low cobalt recoveries and then undertake the leaching testwork
- To undertake additional mineralogical testwork.
- To repeat the bench scale leaching testwork on at least two samples from which the worst cobalt recoveries were experienced. For these samples, the leaching was to be extended over 24 hours and to be carried out at ambient temperature of 25°C and at 40°C.

The results returned for the fine grinding testwork were excellent, with 95% of the cobalt being leached. This confirmed that most of the cobalt is susceptible to leaching under standard conditions.

The mineralogical testwork confirmed that the cobalt mineral present in the samples is heterogenite. It also identified the existence of two types of heterogenite, a Co-rich phase, as seen before in the tails and another phase which is Co-poor and also contains varying amounts of other minerals of which the major components are Cu, Mn, Fe, and Al. The latter mineral, which may be referred to as "amorphous" in texture, has a completely different appearance to the former and is more susceptible to leaching, as this material is not detected in the tailings samples.

The repeat bench scale results were very positive with around 86% of the cobalt being leached after twelve hours. It was clearly apparent from this kinetic testwork that the original leach times had been too short, hence the more compact or crystalline heterogenite was not being taken into solution

Ore Comminution

Seven samples were tested at Mintek. These samples represented material from different mining areas.

The testwork covered included Bond Ball Work Indices, Bond Rod Work Indices, Bond Crushability Indices, Bond Abrasion Indices and Unconfined Compressive Strength tests. Testwork was conducted on each individual sample as well as a composite sample prepared by taking a proportionate amount of material from each individual sample.

The test programme was successful in identifying the variability of the deposit in terms of identifying ore characteristics and potential processing difficulties based on standard laboratory comminution testwork.

Pilot Leach Testwork Campaign

After the preceding bench testwork programmes, the guidelines were provided to Mintek to prepare a bulk sample representative of the overall orebody, encompassing defined percentages of each lithology.

The main objective of the batch leach pilot-scale testwork was as follows:

- Confirm data regarding the leaching efficiency of the bulk sample.
- Establish H_2SO_4 and SO_2 (g) consumptions at steady state operation, which would include the effect of the recycle of raffinate to the leach.
- Determine steady state levels of impurities (Al, Fe, Mn, Mg, Ni, Zn, Si, Cr, Ca and Pb) in the leach filtrate.
- To generate steady state leach liquor which ultimately would result in a constant raffinate bleed stream with the required cobalt tenor for the second phase of piloting.

The laboratory leach testwork employing SMBS achieved ~80% Co leaching, where as in Leach 1, an efficiency of greater than 94% was achieved using SO_2 gas. Co and Cu leaching efficiencies of greater than 94% and 97% respectively were achieved consistently for all the pilot-scale leaches.

Leach kinetics showed that once the SO_2 gas was heated, then greater than 94% Co dissolution occurred within six hours of leaching. This however doubled the SO_2 consumption.

Steady state Cu and Co tenors of 14g/l and 11g/l were achieved respectively from Leach 7 to 12. Steady state impurities were also achieved after Leach 6 except for a small increase in Fe concentration. This occurred when the SO_2 gas was heated resulting in more leaching of Fe.

Acid consumption decreased from Leach 1 to Leach 2 as a result of raffinate being recycled for slurring of the feed solids. The average raffinate contribution to the total acid requirement for Leaches 7 to 12 was 82%. The average total acid (including raffinate) and $SO_2(g)$ consumption at steady state (Batches 4 to 9) was 48kg acid/t solid feed and 23.8kg SO_2/t solid feed. This equates to an average sulphur consumption of 28kg S/t solid feed.

As a result of the improved recoveries achieved with SO_2, it was decided to use it rather than SMBS in the process and the acid plant required for the plant would be sized to have enough capacity to produce H_2SO_4 as well as SO_2 with the SO_2 being kept in storage as a buffer.

Primary Copper Solvent Extraction

Copper solvent extraction (SX) is a well-established technology for the recovery of copper from a sulphate medium. This was employed for the selective removal of Cu from the Cu/Co leach liquor.

The Cu SX was operated in a closed loop with the Cu/Co leaching and Cu electrowinning (EW) steps during a twelve day continuous pilot-plant campaign. The organic phase used comprised of LIX 984N (Cognis reagent), a 50/50 aldoxime/ketoxime mixture, in an aliphatic hydrocarbon diluent, SSX210 (Sasol Schumman reagent).

Copper Electrowinning

EW, used in conjunction with Cu SX, is an established technology and has found application across the world for the production of high-grade copper metal. During the Kalukundi pilot plant campaign, a pilot scale copper cell, holding approximately 300l of solution inventory, was run. The cell was initially filled with a synthetic feed solution. The aim of running the Cu EW was to provide strip liquor for the copper solvent extraction circuit, to determine any build up of impurities in the electrolyte over time, and to establish the deportment of metals between the electrolyte and copper metal.

Iron Removal

The Fe removal circuit is the first of seven purification and refining steps in the production of high purity Co metal from a bleed stream of the primary Cu circuit. The feed for the Fe removal circuit originates from a bleed of the primary Cu SX raffinate.

The pilot plant trail demonstrated that Fe2+ could be effectively oxidised using air/SO2 with an average pH of 2.5. Precipitation of the resultant Fe3+ at this concentration resulted in Fe concentration of <100mg/l. The residual ferric was completely removed during the Al removal stage at a higher pH. Co-precipitated Co losses of less than 0.5% were reported.

Secondary Copper solvent extraction

The secondary copper solvent extraction (Cu SX2) circuit followed the iron removal stage and functioned as a polishing stage to reduce the Cu content in the Co electrolyte.

An average Cu extraction efficiency of 95% was obtained over the duration of the campaign.

Aluminium Removal

The aluminium removal stage follows the Cu SX2. The raffinate from Cu SX2 feeds the Al removal stage where Al and residual Fe is precipitated to produce a barren solution containing less than 2mg/l of Fe and Al.

Results showed that an average of 94% of the Al (< 15mg/l for most batches) was removed from the feed stream in two stages of Al removal (residence time of 1 hour per stage) at ambient temperature.

Zinc/Manganese Solvent Extraction

The Zn/Mn SX circuit followed the aluminium removal stage. This stage functioned to remove Zn, Mn, Fe, Al, Ca and a portion of Cu from the Co electrolyte by solvent extraction using di-2-ethyl hexylphosphoric acid (DEHPA).

Copper Ion Exchange

Ion exchange is often recommended when low concentrations of impurities have to be removed from metal electrolytes to improve its quality. For the Kalukundi Project, Cu was removed from the Co electrolyte to limit the contamination of the Co cathode. Mn was also removed upfront in the circuit by means of solvent extraction to limit MnO2 sludge formation in the electrowinning circuit. The Cu ion exchange (IX) unit operation was situated after Mn SX.

Cobalt Solvent Extraction

The Co SX circuit followed the Cu IX stage. This stage functioned to remove Co from the Co electrolyte by solvent extraction using Cyanex 272.

Co Electrowinning

During the Kalukundi pilot plant campaign, undivided Co EW technology, in a deep cell, was employed in order to recover cobalt metal from the Co SX loaded strip liquor (advance electrolyte). The cell was initially filled with synthetic solution, prepared to represent a typical Co spent electrolyte using this technology.

The aim of Co EW was to produce high purity cobalt cathodes, to determine the build up of impurities in the electrolyte over time, and to establish the deportment of elements between the electrolyte and cobalt metal.

Acid consumption

Leach testwork carried out on selected core samples returned very positive results for acid and gangue acid consumption (GAC). In fact, the average GAC for the deposit, based on data from four boreholes, one from each fragment, was 36.6kg/t. It was on the basis of this information and the improved metal recoveries and consequently the excellent financial returns that could be obtained that the decision was made to select the leach process as being the optimum process to recover both copper and cobalt from the Kalukundi oxide deposit.

As soon as assay results were being returned from the drilling programme, SGS Lakefield was approached to re-establish the acid leach analytical method by which the analyses were undertaken to derive the above GAC value. This method measures leachable copper and cobalt as well as the acid consumption and from this, the GAC can be calculated.

Over a period of 20 months as the drilling programme was undertaken and results received, individual borehole core samples were analysed by this method. By the end of the programme, a comprehensive database of these values had been received and processed. From this database, it was possible to define the

acid consumptions and GAC for a full representative cross section of each of the four fragments evaluated at Kalukundi. This is summarised as follows:

Principal Fragment	29kg/tonne
Anticline Fragment	39kg/tonne
Kii Fragment	33kg/tonne
Kalukundi Fragment	29kg/tonne (between surface and 40 to 60m depth)
Average	32kg/tonne

The figures above are based on a total of 1,120 samples from 33 boreholes. An additional 410 samples from nine boreholes were used to define GAC (average 354kg/tonne) within the sulphide zone of the Kalukundi fragment below 40-60 metres.

From this data, it may be concluded that the GAC for the majority of the deposit is relatively low. Consequently, the oxide ores from all four fragments are amenable to the leaching and SX/EW process which has been selected for the Kalukundi Report.

Performance and Recovery Predictions

The pilot plant testwork returned average leach recovery figures of Cu 98.04% and Co 95.43%.

Leach recoveries from bench scale testwork returned the comparative values as outlined in Table 16.5_1 of the Kalukundi Report.

These results confirmed that similar leach recoveries could be expected in depth as was found at surface. Interrogation of the data led to the following observations:

- The intermediate sample has an amount of about 5% of refractory copper mineralization which has reduced the copper recoveries by about 3% relative to the surface bulk sample. Cobalt recoveries are closely comparable.
- The deep sample is a composite of material from six boreholes. Borehole K22 drilled into the Kalukundi Fragment intersected mainly sulphide ore material. This hole returned leach recoveries of about 15% Cu and it makes up about 13% of the composite sample. Thus if this material were excluded, copper recoveries of up to 93% could be expected in the Deep oxide zone of the other three fragments.

It is interesting to note that the cobalt recoveries in the deep sample are not similarly depressed. This is possibly because in BH K22, a significant proportion of the carrollite has been converted to sphaerocobaltite (Co-carbonate) which leaches readily.

Mineral Resource and Mineral Reserve Estimates

Geological Interpretation and Modelling

There are several orebody fragments exposed at the surface at Kalukundi. Four of the fragments will be mined, these being the:

- Principal;
- Anticline, located 300m northeast of the Principal fragment;
- Kalukundi, located 2.7km north north-east of the Anticline fragment; and
- Kii, located 400m north of the Kalukundi Fragment.

Geological interpretations were carried out by Africo staff and provided to RSG Global as string files and wireframe files (* dxf) from original work in GEMCOM software. RSG Global imported this data and built Datamine wireframes based on the files provided.

Interpretations are based on surface mapping and projections to drillhole intercepts at depth. Projections of the units below the deepest drillhole intercepts were made based on reasonable geological extrapolation. While the paucity of sampling at shallow depths remains, recent infill drilling has improved confidence in the grade of this zone. Confidence in the continuity of the units however, is considered excellent.

Wireframes reflect geology and continuity of lithology rather than mineralisation above a particular cutoff. Care was taken, however to incorporate natural cutoffs within the sequence, for instance the footwall in the RATG is generally a grade footwall rather than a stratigraphic one, as is the hangingwall in the SDB.

RSG Global believes that the interpretations adequately reflect the continuity of the units. Wireframes have been clipped to borehole intersections. Establishing continuity is complicated in some cases by structural discontinuities. This is particularly true in the Kalukundi fragment where units are repeated in the south-western portion of the fragment. In cases where the extent of the repetition is uncertain, the affected portion of the model has been classified as inferred. Although in other portions of the project area cross cutting faults cause offsets in the lithologies, these are not considered to be material to the confidence in the broader continuity of the units.

Significant opportunity exists to increase measured and indicated tonnages in the repeated portions of the stratigraphy. Furthermore there is hangingwall and footwall mineralization that cannot be estimated due to uncertainty in its continuity. This and other 'out of sequence' intersections represent potential upside for the resource. Preliminary pit optimisation work suggests that these zones will fall within the pit limits and RSG Global considers it likely that they will be defined at a grade control stage and mined.

RSG Global is aware of a Cu-leached, Co-enriched surface profile, but this is still not quantified by sampling. JCI/GeoConsult applied an arbitrary depletion/enrichment to the upper 10m of the mineralised zone. Africo has obtained some samples within the depletion/enrichment zone, and these suggest that the depletions and enrichments are not uniform over the fragments. RSG Global has consequently not applied a depletion zone to their grade model.

Mining Depletion

There has been extensive artisan mining in the upper 20m of the Principal fragment in particular. This has been focussed on the highest cobalt grades. The extent of this depletion has been estimated and represented by wireframe solids which have been used to deplete the resource for Principal, Kalukundi and Kii fragments. Depletion in the Anticline fragment is considered to be minor and not material.

Statistical Analysis

<u>Compositing</u>

Downhole composites were calculated for all boreholes, within the modelled lithologies, resulting in a nominal composite length of 2m. Composite residuals were retained 'as is' rather than incorporated into previous composites or discarding them. The residuals were not utilised for variogram calculation, but were used for interpolation.

<u>Recovery vs Grade</u>

Recoveries have been measured on core runs and not for individual assay samples although there may be six or more meter samples per core run. Consequently, it is sometimes difficult to discern which assay sample has suffered from bad recovery. In a few cases, however, it is clear that there has been upgrading of samples with poor recovery. These samples usually have recoveries of < 50% and show Cu and Co values

that are amongst the highest for that unit. Other intervals with low recovery and relatively low grade may also have been enriched due to core loss, some intervals may be depleted by core loss. However, unless enrichment or depletion can be clearly demonstrated, no remedial action has been taken. The database for Kalukundi does not include recoveries for the older holes (Gécamines) consequently; no adjustment can be made for recovery and grade for these holes.

Statistical analysis of the main RATG unit for the Kalukundi Fragment indicates that there is generally no correlation between grade and recovery (Figure 17.3.2_1 of the Kalukundi Report). The poorest recovery for this unit was 22%, corresponding to the highest grade of 23.9% Cu. It is likely that this sample was upgraded by the loss of lower grade material, but also possible that the poor recovery was the result of high grade mineralisation causing the core to be especially friable, or a combination of both. In this case, the grade was downgraded to the preceding down-the hole grade of 7.27% Cu prior to compositing. There is also evidence of upgrading of the Co grade for this interval and this has also been cut to the previous interval of 0.08% Co.

Samples considered to be enriched through core loss are listed in Table 17.3.2_1 of the Kalukundi Report. Remedial action is also listed in this table.

Distributions

RSG Global studied distributions for each unit, within each fragment, for Cu, Co and bulk density. Due to the numerous permutations descriptive statistics and histograms for each are not presented here, but the following general comments are considered relevant.

- The distributions of both Cu and Co are generally negatively skewed. Cu grades are in the range between 0 and 30%. Cobalt is between 0 and 12.4% before compositing. After compositing to 2m and adjustment for recovery copper grades range between 0 and 16% and cobalt grades range between 0 and 6.8%. The distributions are not considered to be strongly skewed, and no cutting of samples has been applied.
- The distribution for bulk density approximates a symmetrical distribution, with a very slight negative skew. The low side of the density tail extends to 1.63t/m3 as a result of the reduction in density during weathering and the presence of vugs in silicified material.
- The separation of lithologies within fragments and the use of hard boundaries for hanging and footwalls simplify the estimation process as it reduces the range of Cu and Co values used to estimate each unit, but reduces the number of samples available to estimate each particular unit.

Block Modelling

RSG Global constructed two block models for each fragment, first an orthogonal model with blocks aligned to the Cartesian co-ordinates and second a rotated block model with coordinates aligned to the dip of the deposit. Although RSG Global considered the rotated model to be superior in terms of volumetric interpretation and interpolation, the orthogonal model was very similar in terms of interpolated grade and modelled tonnage, and was more practical to use because the models had a common block prototype and could be added to form a deposit wide model. Furthermore, the orthogonal model was useful for conversion to other software formats (e.g. GEMCOM). Consequently, reporting and mine planning was carried out using the orthogonal block models.

RSG Global used the following parent block sizes:

- Rotated, 25m x 10m x 5m in the rotated X, Y, Z directions, i.e. along strike, down dip, across dip respectively.
- Orthogonal, 20m x 20m x 10m in the X, Y, Z Cartesian directions.

Sub-celling was allowed to provide for good volumetric representation.

Only orthogonal models are tabulated in the resource statement.

Grade Estimation

Variograms

RSG Global calculated and modelled variograms for Cu, Co and BD at the end of July 2005. Since then, some additional drillholes have been added to the data set, specifically drillholes in the shallow portions of the mineralisation. The current estimation is based on variography defined before the infill drilling results were available. While the variography may have changed slightly with the new data, RSG Global does not believe that this will materially change the interpolated grades.

RSG Global calculated variograms for each unit, within each fragment, and separately for structural repetitions within the fragments. Due to the numerous permutations, plots of experimental and modelled variograms are not reproduced here.

Due to limited availability of drillholes, directional variograms are generally poorly defined. Consequently, most variograms were modelled based on omnidirectional experimental variograms. Some of the variograms in the Anticline fragment showed sufficient structure to support the use of anisotropy. Notwithstanding the use of omnidirectional variograms, there are still insufficient samples to clearly define structured variography in many cases. RSG Global believes that this is due to paucity of sample pairs rather than the result of inherently unstructured variography, and has interpreted model variograms in spite of variogram noise. In cases where confidence in the structure of the variography is extremely low, a 100% nugget variogram was applied. Variograms used are listed in Table 17.5.1_1 of the Kalukundi Report.

Search Parameters

Stepped search parameters were used with a base search of 90m (rotated X axis, along strike) x 50m (rotated Y axis, down dip) x 30m (rotated Z axis, thickness). For most blocks the use of hard stratigraphic boundaries negates the Z search restriction. This initial search was aligned to the strata dip and designed largely on the sample pattern rather than variography. An octant search was applied with a minimum of two octants and two samples per octant and a maximum of 20 samples per block. This basic search was used for Cu, Co and BD.

A second pass search was designed using a search distance of approximately 90% of the total variance (sill), isotropic searches were doubled for a second search and tripled for a third. Blocks estimated in the second or third pass were generally classified as inferred. Bulk density values that remained unestimated were assigned average density values.

GAC searches were set at 50m x 50m x 50m, increasing to 450m to ensure that all blocks are informed. A minimum of one sample per block was set.

Search and sample selection parameters are listed in Table 17.5.2_1 of the Kalukundi Report.

Estimation Strategy

Grade and bulk density interpolation was carried out using ordinary kriging with variogram parameters as defined in Table 17.5.1_1 of the Kalukundi Report and search parameters as defined in Table 17.5.2_1 of the Kalukundi Report. GAC was estimated using inverse distance squared.

Classification

Classification of the mineral resource at Kalukundi was carried out in a subjective/objective manner, based on RSG Global's experience in estimating and exploiting stratigraphic Cu-Co deposits in the Lufilian Arc. Due consideration was applied to continuity of the units, number of drillholes intersecting units and

especially tectonic fragments of units, and continuity of grades. Where the continuity of tectonic fragments was uncertain, the zones were classified as Inferred Resource.

RSG Global considered confidence in the grade estimates to be good, even though drillhole density was limited down dip. Confidence was supported by low grade variability and low skewness parameters.

Consequently all material falling between adjacent boreholes at a nominal spacing of 50m was initially classified as Measured Resource. A thin rim of Measured Resource was projected beyond the last boreholes on each section, and a further rim of Indicated Resource was interpreted beyond that. Cognisance was taken of the rapid increase in kriging variance beyond the last borehole on each section in defining the limits of Measured and Indicated Resources.

There remains a deficiency of sampling in the near-surface zone, which has consequently been classified as inferred. The extent of the inferred has, however been significantly reduced since infill drilling results became available in November 2005.

Some of the mineralised intercepts exhibit poor core recovery. This factor inherently reduces confidence in the grade estimate. Where appropriate, RSG Global adjusted grades from zones of very poor core recovery, but in most cases did not believe that the poor core recoveries materially affected confidence in the resource estimate. RSG Global further recognises that obtaining good core recovery in oxidised and friable material is not practical in many cases and that most of the samples obtained are probably the best possible. Nevertheless, RSG Global recommends that for future resource delineation drilling, emphasis should remain focussed on employing suitable methods and experienced contractors in order to provide the best practical core recoveries.

Resource Reporting

Resources for the Kalukundi Deposit are tabulated in Tables 17.7_1 to 17.7_4 of the Kalukundi Report. Figures are shown at a 1.5% Cu equivalent cutoff. The Cu equivalent cutoff has been calculated on the basis of a 12:1 Co:Cu revenue basis which in turn is based largely on price ratios. As metallurgical and other economic factors are still under evaluation in the Feasibility Study, factors such as net smelter return have not been incorporated.

For the purpose of this exercise, only resources above 200m below surface have been considered "potentially economically extractable". Inferred Resource models exist below this, but they would most likely have to be extracted using underground methods. No evaluations of underground parameters have yet been carried out and hence no resources have been quoted below this level. Furthermore these resources are predicated on very limited drilling information. Significant exploration potential is suggested by these models.

Reserve Estimates

The Project mineral Reserve estimate as of May 2006 is reported in Table 17.8_2 of the Kalukundi Report. All stated Reserves are completely included within the quoted Resources. The input parameters used in Reserve estimate are described in Section 23 of the Kalukundi Report. For ease of reference, however, a summary of the most pertinent input parameters is provided in Table 17.8_1 of the Kalukundi Report.

The reported reserves have been compiled by Mr John Hearne. John Hearne is a Member of the Australian Institute of Mining and Metallurgy (AusIMM) and an employee of RSG Global. He has sufficient experience, relevant to the style of mineralization and type of deposit under consideration and to the activity he is undertaking, to qualify as a Competent Person as defined by the JORC code.

Other Relevant Data and Information

All monetary amounts expressed in the Kalukundi Report are in United States of America dollars (US$) unless otherwise stated.

The term "ore" is used for convenience throughout the Kalukundi Report to denote that portion of the Measured and Indicated mineral resources that have been converted to Proven and Probable mineral reserves.

The reserve estimate has been determined and reported in accordance to the CIM definitions referred to in NI 43-101. Furthermore, the reserve classifications are also consistent with the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves' of December 2004 ("JORC Code"). The reserve classifications for both reporting systems are essentially the same, with only minor semantic differences in the naming conventions. Reserves are called "Ore Reserves" under the JORC Code and "Mineral Reserves" under the CIM standards. "Proved Reserves" under the JORC code are called "Proven Reserves" under the CIM Standards. The reserve naming convention for both systems is summarised in Table 18_1 of the Kalukundi Report for the sake of completeness.

A full listing of abbreviations used in the Kalukundi Report is provided in Table 18_2 of the Kalukundi Report.

Interpretations and Conclusions

The Kalukundi project in the DRC represents a high grade Cu-Co deposit developed in the Mines Series of the Lower Roan Sequence preserved in a number of tectonic fragments within a melange or breccia zone. Resource models have been developed which meet international industry standards. Co is dominant in the value of the mineralisation, while copper still makes a very significant contribution to the overall metal value.

The previous inferred resource has been improved through close spaced drilling and converted to 12.2Mt of Measured and Indicated Resources plus 9.3Mt of Inferred Resources to a comparable vertical depth of 150m. Additional Inferred Resources of 5.8Mt have been delineated to a depth of 200m below surface.

The study demonstrates that an economically viable mining operation can be developed at Kalukundi with production possible in late 2008.

The current financial models are based on the scenario of 100% equity financing for the project. This, coupled with a conservatively projected base price of copper and cobalt gives a project IRR of 14.7%. The anticipated project payback time is less than four years.

Recommendations

Geology

Shallow infill drilling using RC methods for grade control purposes should be commenced prior to start up mining operations. Preliminary surface evaluation work will be commenced well in advance to guide this work.

An evaluation of the hangingwall oxide ore copper mineralisation must be undertaken to establish the continuity of this material along strike.

Surface exploration of the Kesho fragment must be undertaken and drilling planned to define the oxide resources on this fragment. This work should be undertaken prior to commencement of mining operations. The same should be done for the Kinshasa fragment, but will be dependent on the results of preliminary surface evaluation work.

A programme of deeper drilling should be planned for the Principal, Anticline and Kii fragments to establish the depth of the exploitable oxides and the nature of the oxide sulphide transition zone at depth. Timing for this drilling is not urgent, but information gained would allow for mining operations to take account of transition mining from open pit to underground operations. Thus commencement of this programme should not commence later than two years after production commences.

Future analytical programmes should include the use of certified reference standards.

Mining

The Kalukundi Report recommends that Africo proceeds with:

- Development of a detailed mine implementation program.
- Compilation of tender documents for mine contracting and subsequent tender process.
- Consideration and evaluation of Africo supplying some major mining consumables (e.g. fuel and explosives) to share some risk and reduce contract mining costs.
- Geotechnical evaluation of the blasting and 'diggability' of the rock.
- Bench height optimisation for mining dilution and recovery control.
- Risk based geotechnical and geohydrological evaluation, which may lead to steepening of wall angles.
- Personnel recruitment, policies and procedures and training.
- More detailed or updates to mine design, scheduling and budgeting.
- Design and implementation of a number of technical and production systems and procedures.
- Source local earthworks and civil contractors and machinery.

Opportunities exist in most areas of the project to be more rigorously investigated during the detailed engineering phase and to firm up certain assumptions, thereby mitigating and or removing some of the risks that have been identified during the FS.

Additional Requirements for Technical Reports on Development Properties and Production Properties

Mining

Mining Approach

It has been assumed that the Kalukundi Project will involve a conventional open pit, selective mining exploitation method, employing a mining contractor.

Drilling and blasting will be performed on 5m high benches, with blasted material excavated in two discrete flitches, each nominally of 2.5m height.

The mining equipment that is considered to be suitable for Kalukundi would depend on the final mining contractor fleet but include up to 100t back hoe excavators for mining and haul trucks with a payload capacity of between 20t and 35t.

Recommended Slope Design Parameters

Ground conditions influencing open pit wall stability and excavation requirements for the various pits were assessed by Knight Piésold.

It is estimated that the zone of oxidation related to weathering extends down approximately 40 to 60m below surface for the Kalukundi fragment and to between100 to 130m below surface for the other fragments. The deeper pits will have a significant effect on the stability of pit slopes as well as drill and blast requirements for the project.

Recommendations for batter height, batter angle and berm width have been provided for each domain. The shape of the wall has been blended in the different weathering horizons requiring different batter heights.

The recommended slope design parameters are based on an assessment of deeper seated failure. However, the potential occurrence of smaller-scale, near surface instability due to blasting and/or mining induced stress damage behind pit limit faces cannot be discounted. Areas of potential rockfall hazard in terms of recommended slope design parameters have therefore been assessed in terms of potential trajectories of blocks of rock rolling/falling down the recommended pit slope geometries. The importance of mining clean bench faces and removing potentially unstable blocks of rock is emphasised.

Knight Piésold has concluded that the level of naturally induced seismic hazard at the Kalukundi site is sufficiently low, to the extent that the use of slope design methods with seismic loading included is not considered necessary.

The slope stability assessment and design was developed assuming that the pit dewatering system will comprise a pit sump dewatering system with appropriate stormwater control only. Should further study show that slope depressurisation by means of a network of vertical drainage wells is feasible, slope designs presented in the Kalukundi Report can be reassessed with a view of steepening some of the pit slope geometry proposed accordingly.

Contract Mining

It was assumed that contract mining would be employed to carry out all mining related work. An owner mining cost model was developed based on first principles to provide a comparison against this and future contract mining tender submissions.

Requests for Quotations (RFQ) on the project were sent to a number of mining contractors that had been identified as having current work or the ability to work in the DRC.

The RFQ documentation was based on a preliminary mine production schedule that was developed in July 2005 for the project. The schedule was predicated on a preliminary pit optimizations and pit designs.

Two contracting groups informed RSG Global that they intended to form a joint venture company for operations in the DRC and one contractor provided a quotation on behalf of the joint venture.

This contractor quote and the first principals mining cost estimate are within 5% of each other and indicate that the single contractor quote received forms a reasonable cost basis for the mining section of the FS.

The contractor equipment requirements and mining costs that were submitted are budget estimates only, based on a preliminary mining schedule. It will be necessary to obtain final contract estimates in an open mining tender, based on the final mining schedule.

Pit Optimisation

Pit optimization studies have been undertaken for all four deposits. Pit optimizations were carried out using the Whittle Four-X pit optimization software package.

The small size of the proposed primary load and haul equipment lends itself to highly selective mining practices. Mining dilution was set to 3% at zero grade and a mining loss of 2% has been assumed.

The input parameters adopted for the pit optimization cover a wide range of disciplines and as a result, a number of specialists have been involved in determining these parameters. The principal input parameters used in the pit optimization and the specialists responsible for determining these parameters are listed in Table 23.2.4_1 of the Kalukundi Report.

The revenue parameters supplied are as outlined in Table 23.1.4_2 of the Kalukundi Report.

A summary of the principal costs associated with mining are shown in Table 23.1.4_3 of the Kalukundi Report.

The processing costs for the Leach & SX/EW plant have been estimated by MDM. These take into consideration the low GAC figures for the near surface ore and the increasing GAC values with depth.

The processing costs vary by depth as shown in Table 23.1.4_4 of the Kalukundi Report.

The recoveries for each fragment were supplied by MDM and are variable, dependent on grade, depth and material type.

The project general and administration cost was supplied by MDM at $7.2M/year.

Once production begins, the owners will be required to pay royalties to the DRC government in accordance with current mining legislation which imposes a royalty tax payable on the sale of minerals at the rate of 0.5% for ferrous metals, 2% for non-ferrous metals and 2.5% for precious metals. Thus Africo will be committed to payment of a 2% royalty on net sales to the government.

In accordance with an agreement with Gécamines, a 2.5% royalty on gross sales is payable to the JV partners.

The Whittle Four-X financial analysis was carried out using the following base assumptions and parameters:

- Mill throughput: 0.72 Mtpa.
- Mill limiting – i.e. sufficient waste is removed each period to enable the required milling rate to be maintained.
- Discount rate – 10%.

Three cashflows were produced for each analysis:

- Undiscounted Operating Cashflow.
- Best Case Discounted Operating Cashflow – Each incremental pit is removed prior to advancing to the next adjacent incremental pit. The cashflow schedule is the equivalent of multiple pushbacks.
- Worst Case Discounted Operating Cashflow – Each bench is mined out prior to moving to the next bench, using the optimization block height as the default bench height. The cashflow schedule is the equivalent of top down 'flat' mining.

An actual mining schedule will most likely lie between the two extremes of Worst Case and Best Case as described above.

The cashflows, as described above, are exclusive of any capital expenditure or Project start-up costs and should be used for pit optimization comparison purposes only. No Net Present Value (NPV) can be derived from these cashflows.

Pit Optimisation Results

Based on the highest average discounted cash flow, Whittle pit shell 16 gives the optimum result, i.e., the optimal four pits for the four fragments. Pit shell 16 contains some 8.6Mt of mill feed at 2.49% Cu and 0.69% Co. Some 32Mt of waste are contained within the pit with a stripping ratio of 3.7:1. The undiscounted operating cash flow, exclusive of capital and start up costs, is $821M.

The optimum pit shell based on the maximum undiscounted cash flow is pit shell 21. Pit shell 21 contains some 8.8Mt of mill feed at 2.49% Cu and 0.69% Co. Some 34.2Mt of waste are contained within the pit with a stripping ratio of 3.9:1. The undiscounted operating cash flow, exclusive of capital and start up costs, is $823M.

The pit optimisation results are shown in Figure 23.1.5_1 of the Kalukundi Report

Mine Design

Detailed pit design work for both deposits was carried out based on the optimum pit shells as described above.

The pit slope parameters as provided by Knight Piesold were used for the detailed pit design work. A 15 m wide dual access ramp was selected for the detailed mine design work, which allows for a safe operating width of three truck widths plus a windrow in the case of a 35 t dump truck. The ramp gradient is set at 1 in 10. The pit haul road designs have been orientated to exit the pit to minimise the ore haulage profile to the process plant.

Due to the small scale of the individual pits, staged development has not been undertaken.

The main electrical power line into the Democratic Republic of the Congo runs over the southern end of the Principal fragment. MDM have directed that this power line will not be realigned to allow the mining of the entire Principal fragment. The Principal pit has been designed to have a standoff distance of 50m from the pit crest to the power line. This allows for a 30m wide service corridor to be maintained along the power line and an additional 20m accommodating surface drainage, bunding and access along the pit crest.

Table 23.1.6_1 of the Kalukundi Report provides a summary of the material breakdown as contained within the final pit designs

Figure 23.1.6_1 of the Kalukundi Report shows the final design for the Kii and Kalukundi pits, located to the north of

the process plant, and Figure 23.1.6_2 of the Kalukundi Report shows the final design for the Principal and Anticline pits, located to the west of the process plant.

Waste Dumps

The waste dumps have been designed to Western Australian standards and the parameters used are:

- Face slope 20°
- Bench height 20m
- Berm width 10m
- Overall slope 18°

Furthermore, the waste dump capacities have been based on a swell factor of 20%. No allowance for any in-pit or exhausted pit backfilling has been made.

The waste dump positions have been determined by taking into account geologically prospective ground, the existing drainage patterns, waste haulage profiles and the space and infrastructure issues required for the planned operations. A condemnation evaluation programme was undertaken to establish, with as high a degree of confidence as possible, that areas delineated for development of mine infrastructure and waste dumps would be positioned such as to avoid sterilisation of currently hidden or unexplored mineralization that could in the future become exploitable ore resources.

As the pit is developed, temporary haulage ramps will be used to minimise waste haul distances for ROM pad and waste dump development.

Mine Production Schedule

Following a number of plant reviews during the study, the process plant throughput was increased from the 720,000t/year used in the optimisation to the 800,000t/year used as the basis for the final mine schedule.

The mine production schedule was developed using Microsoft Excel.

Scheduling was carried out on a bench by bench basis for all the pit designs.

The schedule was required to achieve the following criteria:

- Maximum Cu grade of 3.03% to achieve 800,000tpa throughput
- Maximum Co grade of 0.66% to achieve 800,000tpa throughput
- Maximise the value of the project
- Copper and Cobalt metal production to remain as constant as possible over the life of mine
- Maximum annual vertical mining advance of 40m

In order to reduce pre-production capital cost, it was assumed that only part of the ROM pad will be built, ready for plant commissioning and that the ROM pad will be extended with suitable waste during ongoing mining after plant commissioning.

After the prestrip period of six months, mining is scheduled at a rate of 7.3Mtpa for the first year then 6.3Mtpa for the second year. After Year 2 and until the end of mining in Year 11, the mining rate steadily decreases in line with the decreasing strip ratio of the pits.

The timing of the pit development is as follows:

- Pre-production commences in Quarter 2, Year 0 from the Principal and Kii pits.
- Kalukundi Pit commences in Quarter 4, Year 2.
- Anticline Pit commences in Quarter 4, Year 2.

The summary schedule is shown in Table 23.1.8_1 of the Kalukundi Report.

Total material movement and the individual pit contribution is shown in Figure 23.1.8_1 of the Kalukundi Report.

Recoverability

There are four fragments which contribute to the currently defined ore resources at Kalukundi. The shape of each of the fragments is different and as may be expected the chemical characteristics of each of the fragments are slightly different. There are more similarities than differences. The features common to each of the fragments are as follows:

- Same or similar lithologies
- Similar bulk densities.
- Each has been subjected to deep oxidation processes which have resulted in the conversion of sulphide Cu & Co ores to a suite of oxide minerals.
- Similar ore mineralogy
- The leachable characteristics of the oxide ore mineral suite is the same or very similar for each fragment.

Pervasive oxidation of the original sulphide ores has taken place to different depths in each of the fragments. This is a very important issue to understand and to define. Definition of the changeover to sulphides comes from studying the borehole core and leachable copper assays. The best drill coverage occurs in the zone from near surface down to 100m.

Processing costs have been evaluated in detail by MDM on the basis of the Pilot plant testwork results and associated bench scale leach test data. The main variable factor in these costs is the sulphuric acid and the SO_2. consumption.

The amount of acid and SO_2 used and hence the processing costs will be influenced by the gangue acid consumption of the ore and the cobalt content. These figures have been closely scrutinized by Mintek and MDM to arrive at acid and SO_2 consumptions for the deposit based on the current testwork as shown in Table 23.2_1 of the Kalukundi Report.

From interrogation of the results achieved by Mintek and from discussions with MDM, a table of copper and cobalt recoveries (Table 23.2_2 of the Kalukundi Report) was compiled using the above recovery figures and by applying the following assumptions:

To convert the leach recoveries to metal recoveries, the following process losses derived from the pilot plant testwork have been applied:

- -1.93% for copper.
- -14.29% for cobalt.
- -3% to allow for losses incurred from up-scaling from pilot plant stage to full operating plant status. This would apply to all depths.
- -2% - This is to allow for lower plant recovery efficiency in the first year of start up operations.

For the zone between 10m to 30m, an average of the Bulk and Intermediate recoveries is applied.

For the Deep zone, the same copper and cobalt recoveries are applied as for the intermediate zone.

All of the figures in italics in Table 23.2_2 of the Kalukundi Report are assumed to lie within an oxide sulphide transition zone. Here the leach recoveries to metal are estimated from the SGS leach assay figures.

No estimations of recoveries are warranted for the potential ore below 150m vertical depth at this stage due to the paucity of data at those depths. Also this ore would fall essentially into the category of sulphides, which can only be recovered via a concentrator. Deeper drilling will be needed to define the depth extent of the oxide/sulphide interface.

Sulphides have not been quantified by testwork.

The processing costs have therefore been calculated from a component of fixed costs of US$29.54/tonne to which the costs of sulphur have been added in proportion to the progressively increasing consumption of sulphur projected in depth from the testwork.

Bench and pilot plant scale testwork carried out on the three main composite samples returned differing acid consumption figures for each of these samples. The leach recoveries were found to be similar, but the GAC values increased significantly in depth.

This data is set out in table 23.2_3 of the Kalukundi Report

The fact that the GAC increases in depth has been taken into account by MDM in the estimation of processing costs for the three zones, bulk, intermediate and deep. From the pilot plant testwork it was established that the SO_2 consumption is higher near surface and decreases in depth.

From the above figures, it can be seen that the costs of both acid and SO_2 make up a very significant component of the process operating costs.

Process Flowsheet

The testwork indicated that the Kalukundi ore could be processed using a single stage crushing circuit followed by a conventional SAG / ball milling circuit with the ball mill in closed circuit with a cyclone.

The ore requires leaching for twelve hours at 25oC and 30% solids, using 150g/l sulphuric acid and sulphur dioxide as leaching agents. Co and Cu leaching efficiencies of greater than 94% and 97% respectively were consistently achieved. Overall recovery after losses in processing was between 93% and 89% for Cu and between 78 and 70% for Co.

The leach product is then washed in a 6 stage counter current decantation plant to ensure a clarified liquor is sent to the copper recovery circuit whilst keeping losses due to entrainment below 1%. The copper recovery circuit consists of copper solvent extraction step where the copper is moved to an organic phase before being stripped to produce an advance liquor that is treated in the copper tank house. The copper tank house produces cathode plate that will be sold. A bleed stream from the copper circuit is sent to the cobalt recovery circuit.

The cobalt circuit consists of several purifying steps where impurities like iron, aluminium, manganese, zinc and finally copper are removed before the purified cobalt liquor is sent to solvent extraction circuit where cobalt is loaded onto an organic phase before being stripped to produce the advance solution that is treated in the cobalt tank house. The cobalt tank house produces cobalt cathode that will be binned and sold.

Plant Design

The Kalukundi plant is designed to recover Cu and Co from a copper/cobalt ore body consisting of four fragments, namely Principle, Anticline, Kalukundi and Kii, at a total treatment rate of 800,000tpa, at an average feed grade of 2.37% Cu and 0.69% Co over the life of mine. The proposed Kalukundi plant design is based on conventional, well understood, tested and proven technology.

Ore from the pits is delivered to the ROM pad where blending will take place to ensure equalised feed to the plant. Ore from the ROM pad is sent to a single stage crushing circuit to generate a crushed product that passes 160mm. The crushed product is stockpiled before being fed to milling plant. The crushing plant is designed to have 85% operating utilisation out of an eight hour shift basis. The remaining time each day will be available for maintenance, offering up to 16 hours/day for scheduled maintenance purposes.

The stockpiled ore is reclaimed using apron feeders and fed to the milling plant at a steady rate of 95tph. MDM examined a number of alternative milling and leach size scenarios to determine an optimum power

consumption solution for the plant. The optimum power consumption was achieved utilising an open circuit SAG mill followed by a closed circuit ball mill to grind ore down to 75% passing 75µm. Testwork conducted by MINTEK has confirmed the ore to be amenable to SAG milling and the circuit has been designed accordingly. The milling plant is designed to operate at 95tph and have 91% operating utilisation, which includes eight hours per week for scheduled maintenance purposes.

The milled ore feeds the thickener where excess water is removed before thickener underflow is fed to a belt filter. The dewatering steps are used to reduce the water consumption in the plant and also to prepare the leach feed with raffinate used in the leach circuit. The leach circuit consists of four leach tanks per stage for a total residence time of twelve hours. Most of the copper is leached during the time in the first two tanks where Sulphuric Acid (H_2SO_4) is added, while the cobalt is leached in the latter tanks. Sulphur Dioxide (SO_2) is added to the last two tanks to help the cobalt leach process. The leach product flows to the first of six counter current decantation (CCD) thickeners.

Raffinate from the Cobalt Solvent Extraction area is added to the last CCD thickener as a washing liquor. The overall wash ratio in the CCD area is approximately 1.3. This ratio minimises the entrained losses during washing while still achieving the required pregnant liquor solution (PLS) grades for Copper and Cobalt. In the CCD thickener circuit the slurry is pumped downstream from CCD1 whilst the liquor is pumped upstream from CCD6. The PLS from CCD1 is pumped to the Pinned Bed Clarifier whilst the Underflow is pumped from CCD6 to the tailings treatment tank. The pinned bed clarifier is utilised to ensure no solids enter the solvent extraction (SX) phase of the process.

The pinned bed clarifier overflow is pumped to the primary copper SX where copper is extracted from the PLS and loaded onto an organic LIX984N before being stripped of the organic by a 200g/l H2SO4 strip solution. The stripped organic is re-used whilst the loaded aqueous stream or advance electrolyte is pumped to the copper electrowinning plant. The cobalt rich, copper stripped, raffinate is pumped to the raffinate storage tank from where it is pumped to the filtration and leach areas as make-up solution whilst a bleed stream is sent to the cobalt recovery section of the plant.

In the cobalt recovery section, it is imperative that the electrolyte sent to cobalt electrowinning is cleaned of all metals that could co-deposit and reduce the grade of cobalt metal. The first metal removed is iron, which is oxidised to the ferric form and precipitated out using lime.

The clarified Iron removal thickener overflow PLS flows to the secondary copper SX where the PLS is scavenged to remove any remaining copper using the stripped organic from the primary copper SX area. The clarified PLS is sent to the aluminium removal section whilst the copper loaded organic is returned to the primary copper SX area.

The secondary copper SX PLS is further purified by precipitating out aluminium using lime. The first stage thickener underflow is pumped to the tailings treatment tank whilst the overflow flows to second stage where some more lime is added to purify the PLS further. The second stage product is sent to the second stage thickener from where the purified PLS overflow flows to the manganese and zinc (Mn/Zn) SX plant. The underflow from the second stage thickener is returned to the iron precipitation section.

In the Mn/Zn SX plant, the manganese and zinc is extracted from the PLS using di-2-ethyl hexylphosphoric acid (DEHPA). The manganese and zinc is then stripped from the DEPHA using a 150g/l H2SO4 strip solution. The manganese and zinc rich aqueous phase is then pumped to tailings and effluent treatment. The clarified PLS is pumped to the copper ion exchange (IX) plant.

The PLS is pumped to the IX columns where the remaining copper is loaded onto the resin. The copper barren solution is pumped to the cobalt SX plant. A two molar H2SO4 eluant is used to strip the copper from the resin before returning the eluate solution to the copper leach circuit to recover the eluted copper. The resin is regenerated using sodium hydroxide.

In the cobalt SX plant, cobalt is extracted in five extraction stages using Cyanex 272 as the organic phase. The raffinate from the cobalt SX extraction phase is returned to the CCD area. The loaded organic is pumped to the cobalt SX scrubbing and stripping where the cobalt is stripped from the organic. The stripped organic is returned to the extraction phase whilst the cobalt rich advance solution is pumped to the cobalt electrowinning section.

In both the copper and cobalt electrowinning areas, the advance liquor is heated through heat exchangers. Guar is added to the pregnant electrolyte as a smoothing agent for the cathodes. Copper electrolyte is pumped to the copper tank house which consists of 100 cells each with 43 anodes and 42 cathodes of 1.1m by 1.0m in size. Copper is plated on the cathode and the cathodes are periodically removed for stripping before the cathodes are baled for transport. Cobalt electrolyte is pumped to 36 cells consisting of 43 anodes and 42 cathodes of 0.75m by 1.0m in size. Cobalt is plated on the cathodes and the cathodes are periodically removed for stripping. The cobalt metal plate is brittle and will be shipped in drums.

All the discard streams in the plant are pumped to the tailings and effluent treatment tank where lime is added to neutralise the slurry before it is pumped to the tailings dam some 3.5 km from the metallurgical site. Return water from the tailings dam is pumped back to the plant and is used as part of the plant water requirements. In order to best utilise the limited water available in the area, water is re-circulated and retained in process where possible. The only water leaving the process will be in the tailings stream.

To ensure the quality of the copper cathode and cobalt final product, the final product bin and storage area will be housed in a roofed area. In addition the design provides for all the required offices, warehouses, service buildings etc.

Tailings Management

Golder Associates Africa Pty Ltd (Golders) established that the project requires a tailings disposal facility that can accommodate 12Mt of tailings at a deposition rate of 60,000tpm over the life of the project. The life of the current project is currently 10 years. Allowance (in concept only) has been made for future expansion of the facility to 17 years capacity at present rates.

A spigot deposition method has been adopted for optimised water return and creating a safe and stable tailings dam. Storm water diversion trenches, upstream of the facility, will prevent clean storm water from the external catchment flowing onto the tailings disposal facility. Catchment paddocks will contain eroded solids and surface runoff from the side slopes during the operational stage of the facility.

A gravity penstock system will return supernatant to the return water dam. The return water dam pump station will return water to the plant for re-use in the process. The water balance indicates that approximately 40% (average) of the operations water will be returned to the plant.

Infrastructure

Knight Piésold provided the geotechnical services for the plant site foundations. Investigations included test pitting, laboratory testing of selected samples and borehole drilling and logging to depths of 30 metres at the plant site.

All buildings are either concrete with brick infill or structural steel framed with brick infill, all with galvanised steel roofing. All buildings are suitably furnished and electrically fitted for purpose. The construction will be done using the main contractors' supervisory personnel and local labour. Raw materials i.e. sand, stone and blocks will be sourced locally with cement and all hardware being imported.

Raw water usage requirements for the project are estimated at 1,387,400m3/year. A water pumping station has been planned to pump the full requirement of water from Lake Nzilo, on the Lualaba River, 22km to the site in a buried steel pipeline into the plant raw water storage dam. Water will be drawn from the storage dam water for plant make-up, fire and potable water. The fire water is pumped to a fire water ring

main by a dedicated electrical and standby diesel pumping system. The raw water will be treated through a chlorination plant for the production of potable water prior to storage in two separate storage tanks. The plant and camp sewerage will be treated in two bio-filter plants with the grey water being discharged to the environment.

The plant access road will be rehabilitated prior to the rainy season to allow delivery of the materials and equipment required for the early start program. The roads will receive ongoing maintenance during the life of mine. All in-plant and camp roads will be HD interlocking blocks laid on a suitably prepared sub base and will be kerbed.

A provisional sum has been allowed for in the capital cost build up for a rail spur from Kisanfu rail siding to site of approximately 4.8km long. This rail spur allows for all incoming raw materials and consumables to be delivered from source directly to site as well as the export of copper and cobalt to a port for export.

Power at 110kV will be supplied to the plant from the existing National Grid overhead power lines which pass 100m from the plant boundary. Two plant power transformers at 15MVA each, will be situated in the plant main switchyard. Power distribution on site will be at 11kV. Plant power will be distributed from the main plant switchgear room. Based on the total installed kW and the relevant power correction factors applied to the absorbed kW ratings the plant will have a 100% redundancy factor based on the above transformers.

The entire concession area will be fenced with a 1.2m high four strand barbed wire fence. The process plant lay down and camp areas will be fenced with a 2.4m high fence with razor wire top resulting in a total height of 2.6m. Double gate access will be provided at all security access points.

All combustible solid waste will be removed off site to a waste disposal site for incineration. All used spares, scrap, used oil and redundant neutralized products will be removed from site by the various contractors for disposal in one of the closest towns where these products would be sold as scrap.

Markets

Copper

Copper is a mature commodity from the point of applications. No single new application is likely much to alter the rate of growth in copper consumption. The major use is in wire rod for electric conductor applications. Semi-fabricated mill products - tubes, rods, bars, sections, sheet, strip and plate - are collectively significant although no one product group has a dominant influence on total consumption.

Electrical engineering and construction are directly or indirectly responsible for much of the growth in copper demand. Wire rod is used in electricity transmission cables of all types and overlaps the two sectors. The two main applications for copper tubes are plumbing and air conditioning, both of which are correlated with construction. Sheet, strip and plate are used for ammunition, coinage, building products and coinage.

In the short term, high prices for copper have induced substitution in applications where such substitution is possible. To some extent, aluminium can be used in place of copper in some electrical and electronic applications, such as magnet wire and power cables, both of which use wire rod. Plastic plumbing tubes are an increasingly strong threat to the use of copper in residential construction. In the short term, too, physical shortages of material may sometimes constrain consumption, especially when fabricators find it difficult to obtain their full cathode requirements. In the first half of 2006, cathode availability has become a factor restraining consumption in some markets.

Forecasts for copper demand are largely based on top-down analysis using macroeconomic indicators including industrial production and GDP.

The medium-term outlook for GDP is fairly robust. Global GDP is expected to remain in the 3-4% annual range for the entire 2006-2010 period. China, which is by far the leading consumer of refined copper, is expected to lead the world in GDP growth. Chinese GDP growth is forecast to accelerate from 9.3% in 2006 to 9.9% in 2008, but should slow after the 2008 Olympics and should manage just 6.4% by 2010.

The outlook for industrial production is stronger still. Global industrial production is expected to fall to 3.6% in 2010, but it should exceed 4% per year in 2006-2009 and even 5% in two of the four years. Chinese industrial production is forecast to decline from 14.0% in 2006 to just 9.1% in 2010.

Cobalt

Cobalt has a wide variety of uses, of which chemicals are the most important. In 2005, the chemical industry consumed 52% of total demand. The other large sector of cobalt demand is superalloys, which are non-ferrous alloys used in specific heat- or corrosion-sensitive applications. The remaining cobalt is used in a variety of material-cutting applications and in magnets. The most important of these applications is the category of cemented carbide and diamond tools.

By far the most important single use for Co is in rechargeable batteries. In 2005, Li-ion batteries consumed 11,000t of cobalt in cobalt oxide while Ni-Cd and NiMH batteries consumed a further 2,000t of cobalt in cobalt hydroxide. Batteries are not only the most important application, but have also been the fastest growing. Li-ion cells dominate the market for batteries in mobile phones and portable personal computers.

Both of these applications have enjoyed explosive growth in recent years. The market is expected to mature, and, moreover, battery manufacturers have been working on new formulations of battery cathode materials that use less cobalt per cell.

From 2010 onwards, there may be additional demand for cobalt in Li-ion batteries to come from hybrid electric vehicles (HEVs). These vehicles, which are powered by both batteries and conventional engines, are produced in small volumes at present, around 200,000 units per year. Encouraged by high oil prices, motor vehicle manufacturers are accelerating the development of HEVs. At present, HEV batteries are powered exclusively by NiMH batteries, but carmakers and battery manufacturers are working on solutions that would permit the use of Li-ion batteries.

The other sectors of expected rapid growth from a significant base are cobalt acetate catalysts and superalloys.

The growth of demand for cobalt acetate is linked to substitution in beverage packaging. Various packaging materials - glass, steel, aluminium, laminated cardboard and PET – are used as beverage containers. Of these, PET has been growing the fastest, taking advantage of rising demand for non-alcoholic and non-carbonated beverages. World PET resin consumption for beverage containers increased by around 12% per year between 1999 and 2005, while total consumption of cobalt acetate increased by 8.2% per year.

Aircraft rotating parts and heat-and corrosion-resistant industrial applications are the major uses of cobalt in superalloys. Around 4,000t of cobalt were consumed in each of these sub-sectors in 2005, out of total cobalt demand in superalloys of 11,000t. The production of aircraft rotating parts (for jet engines) is expected to increase in line with the demand for aircraft. Aircraft deliveries started to recover in 2004 following a long period of erratic growth, and aircraft and jet engine manufacturers alike predict that the recovery will be sustainable. The continued expansion in demand for commercial air travel, especially in Asia, is expected to help underpin the growth in aircraft deliveries. Industrial applications for superalloys have shown strong growth historically and this is expected to continue.

The overall outlook for supply and demand is close to balance out to 2010. This balance is extremely dependent upon the continuing trade in crude cobalt units from the DRC and the refining in China. After

2010, the future supply demand balance is going to be very dependent upon the timing of new probable and possible projects. The demand for cobalt in batteries will also be extremely important.

Contracts

Total cost of transporting the metal, insurance, wharfage and other harbour charges up to FOB status as estimated by MDM.

The marketing cost and commissions have been estimated as 2% of the gross revenue. This also covers the administration charges of 1% levied by agencies in the DRC on facilitating exports.

Environmental

Objectives

Swanmines is committed to pollution prevention and responsible environmental stewardship in their sphere of operations at all stages of the Kalukundi Project. This commitment will be strictly followed during initial development and design through construction, operation, commissioning, decommissioning and post-closure environmental and safety monitoring.

To achieve these commitments, Swanmines will:

- Ensure compliance with Congolese mining and environmental regulations;
- Integrate environmental protection into all exploration activities;
- Identify, assess and manage environmental performance;
- Work with Government and relevant authorities to develop effective, efficient and equitable measures to minimise the environmental effect of Company activities;
- Require contractors and suppliers to embrace and comply with the Company's Environmental Policy;
- Ensure all employees understand and are given the opportunity to meet their environmental responsibilities; and
- Communicate openly with stakeholders on matters of environmental concern in all areas within which the company is active.

Environmental Assessment

An assessment of baseline environmental conditions was carried out between October 2004 and April 2006. The Kii River and the Kisankala Stream control the topography of the permit. The source of the Kisankala Stream is located in the permit and flows northwesterly into the Kii River. The undulating topography is punctuated by rocky outcrops vegetated with Miombo woodland.

The Kisankala Stream provides the water source for Kisankala Village and sampling of this stream and the Kii River indicated that the water quality was generally good, however small concentrations of bacterial coliform and lead do not comply with World Health Organisation (WHO) Drinking Water Guidelines. Aluminium levels do not comply with DRC final effluent standards of 0.05-0.2mg/l.

Groundwater quality was sampled from the springs feeding the Kii and Kisankala watercourses and the quality is generally good, however aluminium and lead concentrations exceed WHO Drinking Water Quality Standards.

Public consultation has been initiated and carried out throughout the development of the Kalukundi Project. Opinions gained through discussions with the local population and villagers of Kisankala Village are positive towards the project and a Public Consultation Meeting will be carried out by Swanmines/Africo prior to proceeding with the Kalukundi Project. A report will be developed and submitted to the Department for the Protection of the Mining Environment (DPME).

Environmental Impacts and Mitigates

The major potential environmental impacts and mitigates that are anticipated are as follows:

- The mining of four open pits and the consequent waste rock dumps will have a large visual impact on the landscape. The topography and Miombo woodland will mitigate this impact. The open pits will provide new sources of water for irrigation, consumption and sustainable economic developments;
- The locations of the open pits may potentially induce a wide sphere of influence on the groundwater through dewatering. The relatively shallow pits will minimise the depth of drawdown of the water table but pit locations in the northeast and southwest of the permit will mean that water will be lowered over a wider area. The groundwater levels will return to baseline conditions after the stoppage of dewatering activities;
- Impacts on the surface & groundwater from spillages of process water, tailings supernatant, oils, greases and untreated mine effluent. These may occur in the process plant, the TSF, the light and heavy vehicle workshops and from water storage dams. Swanmines will construct perimeter drains and install oil traps to minimise impacts. Surfacing with concrete and impervious layers in the plant and workshop areas will prevent groundwater contamination;
- Contamination of surface water and safety impacts from the TSF. Swanmines has consulted Golder to design a TSF which will be done according to best industrial practices. Regular inspections will be carried out by a specialist to ensure stability and the tailings slurry pumped to the TSF will be neutralized before pumping from the process plant;
- Dust blow may be generated from the TSF during the dry season. The prevalent wind direction is from the east and dust will be deposited on the vegetation downwind. The scale of this impact will be monitored visually and the exposure of the tailings surface will be limited by maintaining a wetted surface on the facility;
- Relocation of Kisankala Village will require clearance of Miombo vegetation in the south of PE 591. Swanmines will carry out a Resettlement Action Plan that will follow World Bank Guidelines on Involuntary Relocation and will document all proceedings with respect to relocation. Villagers will be compensated at 150% of their present assets. Swanmines will provide a school and small clinic to the relocated village;
- The mine will provide a source of development for Kisanfu, Kolwezi, Likasi and the Mutshatsha Territory as a whole, through economic investment from Swanmines into the Project. Swanmines will aim to aid small scale social projects focusing on sustainable development of education, health and agriculture in the area;
- The provision of jobs and the demand for services will create economic expansion. The use of local contractors will develop the skills in the area; and
- General improvement in the health of the local population will be achieved through the provision of health facilities on the mine for mine workers and their families and the clinic in the relocated Kisankala Village. HIV/AIDS awareness programs and malaria rollback campaigns will be developed.

Environmental Plans

A Mitigation and Rehabilitation Plan (MRP) was carried out in 2004, by African Mining Consultants (AMC) and submitted to the DPEM in May 2006. AMC Consultants completed an Environmental Impact Statement (EIS) and an Environmental Management Plan (EMP), which was carried out between October 2004 and April 2006.

The EMP is structured as follows:

- Environmental Management and Monitoring;
- Occupational Health and Safety;
- Social Management;
- Mine Site Decommissioning and Rehabilitation; and
- Mine Reclamation Costs.

Implementation of the EMP will be the responsibility of the Environmental Manager. A Social Liaison Officer will communicate Swanmines' environmental policies to the local community through an ongoing public consultation process.

EMPs for all the identified positive and negative impacts of the Kalukundi Project have been developed. These plans are based on the social/environmental policies of Swanmines/Africo, DRC Environmental Regulations (Mine Code 2003), and other relevant international guidelines.

An Environmental Monitoring Plan will be implemented by Swanmines and will focus on the monitoring of air, surface water, groundwater and soil. The monitoring plan will be initiated during the construction phase and will be used to assess the mine compliance with DRC Environmental Regulations (Mine Code 2003) and other relevant guidelines.

Internationally accepted standards for occupational health and safety will be implemented by Swanmines to ensure a safe working environment and the prevention of illness and accidents.

Swanmines will implement a Sustainable Development Plan (SDP) that will focus on the local employment of employees and contractors and social development of the region through education and health improvement. Swanmines will aim to provide aid for commercial enterprises and increase the skills levels of the surrounding population through provision of training and literacy classes. The SDP will also focus on public safety, through regular consultation of mine activities with the local population, and responsible environmental management. The SDP will be carried out once the Project is generating revenue from metal sales.

The Mine Reclamation Plan will be implemented by Swanmines and aims to return the land affected by mine activities to its former land use or other sustainable use and prevent adverse impacts on the surrounding watercourses (Kisankala Stream). The management actions proposed to mitigate the project impacts are based on industrial best practice and adapted, where appropriate, to the DRC conditions.

The activities that will be carried out during the closure phase will be completion of processing of the ROM stockpiles, decommissioning of the ROM pad, removal of buildings and all foundations (unless otherwise specified to Swanmines by the local population), cleanup of any contaminated soils and leveling and re-vegetation of the site. Provisional costs for mine reclamation and post-closure environmental monitoring have been included. The total mine reclamation cost is $1.0M. The total cost of post-closure environmental monitoring and reporting is $43,700.

Taxes

Government

The DRC has a host of different taxes, but mining companies are exempt of many and most are negligible in terms of amount imposed. Only the following taxes have been included in the analysis:

- Additional tax on expatriate salaries — 10% of remuneration
- Import Duties — 2% pre-production and 5% during production
- Income Tax — 30% of taxable income
- Withholding Taxes - repatriation of dividends 10% of dividend paid

The additional tax on expatriate salaries, which may not be deducted from remuneration, has been included in the working cost, whereas the import duties have been included in the capital equipment estimates and consumables portion of working cost.

Taxes that have been ignored as having a negligible effect on working cost are:

- Tax on Land owned outside the concession area – not applicable
- Tax on rental income – not applicable
- Turnover Tax - on imports – mining is exonerated on exports – mining is exonerated on internal transactions – 5% with rate of 3% applicable to local goods, assumed to be included in cost of sales.
- Road Circulation Tax – on road usage, levied per vehicle – deemed negligible.
- Tax on vehicles – not payable for vehicles used exclusively for mining, deemed negligible for other project vehicles.

Royalties and Agreements

Once production begins, the owners will be required to pay royalties to the DRC Government in accordance with current mining legislation which imposes a royalty tax payable on the sale of minerals at the rate of 0.5% for ferrous metals, 2% for non-ferrous metals and 2.5% for precious metals. Thus Africo will be committed to payment of a 2% royalty on gross sales to the DRC Government.

In accordance with an agreement with Gécamines, a 2.5% royalty on gross sales is payable by the owners of Swanmines to Gecamines.

Overall Operating Cost Estimate

The overall operating costs for the plant and mining operation per tonne of ore mined are shown in Table 23.12_1 of the Kalukundi Report.

Mine Operating Costs

Based on an 800,00t/year ore production schedule and a contractor mining scenario, the total mine operating cost, including pre-production, is $159.5M.

Table 23.13_1 of the Kalukundi Report details the annual unit costs for the main activities undertaken in the mining operation and Table 23.13_2 of the Kalukundi Report shows the annual unit cost per tonne of material mined for both the contractor and the owner.

The unit mining costs for contract mining increase over time, which is a function of the increasing depth of mining. Year 4 exhibits a reduction in unit mining costs, which is a function of full scale mining operations commencing in the Anticline pit.

The owners unit mining costs exhibit a marked increase from Year 6, which is a function of the decreased strip ratio resulting in proportionately higher unit fixed costs (such as mine supervision).

Process Plant Operating Costs Estimate

The basis for the operating costs is for a milling rate of 801,000tpa or 2,225 tonnes per day. The average operating costs for the process plant (Life of Mine), as detailed in this section are summarised in Table 23.14_1 of the Kalukundi Report.

The process plant operating costs were estimated by MDM on the following basis:

- Power costs are based on grid power at US$0.03 /kWh.
- Labour rates provided by Africo were applied to a staffing plan based on prevailing industry norms for a plant with an appropriate degree of automation. The labour compliment is based on provision for shift operating 8-hours. The labour costing also includes all employee overheads in the total cost. This includes holidays based on the applicable shift regime, and where applicable; allowances, social security payments, overtime, and travel costs.
- A production-based bonus is also included for all employees to ensure that all are motivated to ensure maximum production.
- Reagent consumptions have been determined on the basis of laboratory test work and industry experience. Requests for quotations were made to local and international vendors for current reagent pricing.
- Media consumption rates were provided by major equipment vendors based on test work data, and on industry experience, where required. Costing was based on current vendor pricing. No reagent contingencies have been included in the operating cost estimates, on the basis that consumptions of these have been determined from test work and costs are quoted costs.
- Import duties of 2% on capital cost items and first fill and 5% for on-going consumables has been allowed for.

Accuracy of the estimates is ±10%.

Capital Cost

Summary

The total capital expenditure of $166.6M in June 2006 terms is forecast to be spent as set out in Table 23.15.1_1 below, with outlays on plant and infrastructure as per a schedule provided by MDM Engineering Ltd.:

Table 23.15.1_1

Kalukundi Project

Summary Capital Expenditure Schedule
US$'000

Capital Item	**Period**						
	Q-6	**Q-5**	**Q-4**	**Q-3**	**Q-2**	**Q-1**	**Q1**
Computers	60	60			60	60	

Table 23.15.1_1 Kalukundi Project Summary Capital Expenditure Schedule US$'000							
Capital Item	**Period**						
	Q-6	**Q-5**	**Q-4**	**Q-3**	**Q-2**	**Q-1**	**Q1**
Studies	250	250					
Mining	1,405	85					
Plant & Infrastructure	31,816	62,353	19,042	21,007	22,685	6,639	324
TOTAL	**33,531**	**62,748**	**19,042**	**21,007**	**22,685**	**6,639**	**324**

In addition, an amount of $6.85M is provided for pre-stripping during the 6 months preceding start of metal production.

Process Plant Capital Cost Estimate

The capital cost of the process plant is summarised in Table 23.15.2_1 of the Kalukundi Report. This assumes that a lump sum turnkey contract is signed, and as a result of this includes an allowance for 'contractor's margin' (mark-up).

Economic Analysis

Introduction

The economic evaluation of the Kalukundi Project presented in the Kalukundi Report and prepared by RSG Global, assumes the project will be 100% equity financed.

For the purposes of the study, the evaluation is based on 100% of the project cashflows before distribution of profits to the equity owners.

All monetary amounts are in United States of America dollars (US$).

Assumptions

The financial base case has the following capital assumptions as of June 2006:

- Capital costs $166.6M
- Pre-stripping costs $6.85M
- Capitalised working capital $25.4M
- Annual Sustaining capital costs $0.05M
- Life of Mine 10 years

The basis of the revenue assumptions was the long term forecast prices for copper (US$1.25/lb) and cobalt (US$12.50/lb), in lieu of the current high market spot prices. Using the current high metal prices as basis for the valuation would be not representative of the future market conditions at the time of presumed metal sales.

Financial Outcomes

The Base Case 100%-equity financed scenario, using a constant Cu price of $1.25/lb and a constant Co price of $12/lb, indicates a before-tax internal rate of return (IRR) of 14.7%.

No allowance has been made in the model for the effects and levels of debt financing available or required. When using the maximum allowed level of outside funding in terms of the agreement with Gecamines, the return on investment increases to 28.5%.

Cumulative before-tax cashflows are $580.6M over a ten year mine life. RSG Global has prepared the model based on the current best information in terms of the taxation provisions in the DRC.

Direct operating costs, without credits for by-products, average $1.52/lb Cu and $6.51/lb Co produced over the mine life. The DRC Government benefits by $247M (15.1% of gross revenue) in terms of royalties, income taxes and withholding taxes. Not specifically calculated are additional benefits such as taxes on remuneration and import duties which are part of the cost of sales.

A summary of the Base Case cashflow model is provided in Table 23.16.3_1 of the Kalukundi Report.

The present mine life of the Kalukundi Project is ten years. The initial capital investment of $167M is paid back in under four years.

Other key outcomes of the financial analysis include:

•	Copper (Cu) revenue at $1.25 per pound Gross - $452.8M	At-Mine - $383.2M
•	Cobalt (Co) revenue at $12 per pound Gross - $1,018.3M	At-Mine - $958.0M
•	Cash cost per pound Cu based on percentage of total revenue	$0.62/lb
•	Cash cost per pound of Co based on percentage of total revenue, net of by-product revenue	$0.62/lb
•	Cash cost per pound of Co based on percentage of total revenue, net of by-product revenue	$6.64/lb
•	Cash cost per pound Cu net of Co by product credit	-$1.12/lb [(1)]
•	Cash cost per pound Co net of Cu by product credit	$1.99/lb
•	Total copper production	164,296 tonnes (362.1 million lbs)
•	Total cobalt production	38,485 tonnes (84.8 million lbs)

Note:

(1) This amount has been changed to -$1.12/lb, as opposed to $1.12/lb as indicated in the Kalukundi Report, in order to be consistent with the Feasibility Study.

Sensitivity Analysis

Several cashflow projections were calculated whereby certain of the Base Case parameters were varied. In particular, each of the metal prices, capital costs, operating costs, grade and recovery were varied by +10% and -10%.

The results of the sensitivity analyses are summarized in Figures 23.16.4_1, 23.16.4_2 and 23.16.4_3 of the Kalukundi Report in which the sensitivity of the project to each of the varied parameters is quantified in terms of change in the Project cashflow calculated at a 10% discount rate and change in the Project Internal Rate of Return (IRR).

The project is very sensitive to metal prices and is generally insensitive to working cost and capital expenditure.

Mine Life

The present life of the Project, based on the current Reserves, is ten years.

There is considerable scope to increase the current Reserve of 7.8Mt by proving up existing Resources, by carrying out follow up studies and through drilling of other mineralized bodies on the property, as follows;

- Approximately 1.4Mt of Resource are currently not included in the mining plan as Reserves due to the proximity of a powerline. Africo will carry out a small scale study to examine the feasibility of including these resources in the mine plan.
- Within the Kalukundi concession area, twelve fragments have been identified, of which four are the subject of the Kalukundi Report. An additional eight mineralized fragments within the concession area have received only preliminary investigation. Limited drilling has been undertaken on selected fragments and the results returned to date indicate that at least two of these fragments, the Kesho fragment, to the east of the Anticline and the Kinshasa fragment in the North West corner area, have significant mineralisation and warrant detailed evaluation.
- Significant resources exist beneath each proposed pit. Additional Resources amounting to 19.3Mt down to a depth of 200m have not been included in the current life of mine plan. Potential further resources are indicated by three boreholes and depths deeper than 200m, providing blue-sky potential for Africo.

Project Implementation Plan

The Kalukundi Project implementation schedule is sensitive to the timing of key activities relative to the rainy season from early November to late March each year. In order to bring the Kalukundi project on line in the first quarter of 2008, a fast track approach to the project programming was evaluated. The main consideration in the planning process was to try to minimise the effects of the wet season. It is apparent that the programme is most adversely affected by the wet season at the end of 2007.

To minimise this seasonal impact, all major civil, structural and mechanical activities must be completed by the end of October 2007. This approach means that the only activities to be completed during November would be the finishing of plant piping and electrical activities. The months of December and January would then be used for plant commissioning and the completion of punch list items.

It is imperative that an early start is made on the road rehabilitation, therefore making the section of the road from Likasi to site accessible for mobilisation of construction equipment and materials. It is envisaged that the mobilisation of equipment to site will take approximately thirty days if contractors have to be mobilised from South Africa, which is the most reliable source. Investigations will however be undertaken in the DRC to source the road rehabilitation and bush clearing contractors, thus reducing the mobilisation periods.

If this approach is adopted and properly managed throughout the duration of the project the time delaying wet season effect can be minimised and Africo can expect the production of the first Cu and Co metal in February of 2008.

The following key dates are extracted from the project schedule:

01 to 30 June 2006	Tender and adjudicate key site contractors
01 to 31 July 2006	Negotiate key design/supply contracts

01 to 31 July 2006	Tender long lead items
01 July 2006 to 28 February 2007	Detailed design
15 July 2006 to 31 October 2006	Bulk earthworks, construction camp, road rehabilitation, commence civils
18 November 2007	Commence dry commissioning
20 December 2007	Commence wet commissioning
05 January 2008	Commence ore commissioning
31 January 2008	First Cu cathode production
28 February 2008	First Co cathode production

There can be no assurance that Africo or CopperCo will raise sufficient funds to meet the capital costs contemplated in the Kalukundi Report or that the economic and mining projections or prices will be achieved. There can also be no assurance that Africo or CopperCo will be able to meet the project implementation or production schedule outlined in the Kalukundi Report. See "Information Concerning CopperCo After the Arrangement – Risk Factors".

FUNDS AVAILABLE

As at the date of this Circular, Africo is in the process of arranging a bridge loan (the "**Bridge Loan**") of up to CDN$5 million with certain lenders, some of which are its current shareholders, including Rubicon, (together, the "**Lenders**") by way of convertible promissory notes (the "**Notes**"). It is anticipated that Rubicon will lend to Africo the sum of CDN$1.5 million, but there can be no assurance that this will in fact occur. The Notes are repayable on or before December 31, 2006 (the "**Repayment Date**"). The amounts outstanding under the Notes are convertible, at the Lenders' option within 30 days following completion of a Qualifying Financing (as defined below) and not less than 15 days prior to the Repayment Date into common shares or such other securities of Africo or CopperCo offered pursuant to the Qualifying Financing at a price equal to 85% of the price at which common shares or other securities are offered in a Qualifying Financing.

"**Qualifying Financing**" is defined as the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of the Notes, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000.

In addition, the Notes are convertible at Africo's option, in the event the Qualifying Financing does not complete by the Repayment Date, into Africo Shares at a price of $3.50 per Africo Share. There can be no assurance that the Bridge Loan or the CopperCo/Africo Financing will be completed in part, or at all.

In addition, Africo or CopperCo will endeavour to complete the CopperCo/Africo Financing by issuing the CopperCo/Africo Special Warrants in order to meet its business objectives, have adequate working capital and carry out additional exploration work on the Kalukundi Property contemplated by the Kalukundi Report. As at the date of this Circular, Africo has engaged in discussions with various underwriters as to the offering price of the securities comprising, and the total amount of, the CopperCo/Africo Financing. Africo contemplates that the CopperCo/Africo Financing will be in the amount of CDN$75,000,000, or such lesser amount as may be determined by its Board of Directors. Africo will seek shareholder approval of the CopperCo/Africo Financing by way of a consent resolution or at a special meeting of its shareholders. No current shareholders or insiders of Africo are expected to participate in the

CopperCo/Africo Financing. In addition, Rubicon will issue a news release announcing the terms of the CopperCo/Africo Financing at least five business days prior to the closing of the CopperCo/Africo Financing.

Completion of the Arrangement is conditional upon Africo or CopperCo raising sufficient funds pursuant to the CopperCo/Africo Financing in order to meet its business objectives. See "Information Concerning CopperCo After the Arrangement - Risk Factors" and Schedule "M" – Risk Factors.

Current Funds Available

As at July 6, 2006, Africo had estimated working capital of approximately US$200,000. Upon completion of the Arrangement, the available consolidated working capital of CopperCo will increase based on the size of the CopperCo/Africo Financing and the Bridge Loan, both as described above.

Principal Purpose of Available Funds

Assuming completion of the Arrangement, CopperCo will use its available funds to fund exploration and development activities on the Kalukundi Property, to fund its general and administration costs and for general working capital, as outlined under Capital Cost Summary (see "Information Concerning CopperCo After the Arrangement – Description of Mineral Property – Additional Requirements for Technical Reports on Development Properties and Production Properties – Capital Cost").

CopperCo expects that the funds available from the CopperCo/Africo Financing will be sufficient to meet CopperCo's administration costs for the next twelve months. There may be circumstances, however, where for sound business reasons a reallocation of funds may be necessary. CopperCo will only redirect funds to other properties on the basis of a recommendation from a professional geologist or engineer.

SELECTED FINANCIAL INFORMATION

CopperCo was only recently incorporated and has not yet completed a financial year. The following selected financial information is based on and derived from the audited consolidated financial statements of Africo and notes thereto.

Annual Information

Operating Data:	**3 months ended March 31, 2006 (unaudited)**	**Year ended December 31, 2005 (audited)**	**From incorporation January 7, 2004 to December 31, 2004 (audited)**
Revenue	Nil	Nil	Nil
Expenses	$203,034	$955,241	$160,057
Loss for the period	$189,599	$1,535,625	$71,271
Balance Sheet Data:	**As at March 31, 2006 (unaudited)**	**As at December 31, 2005 (audited)**	**As at December 31, 2004 (audited)**
Total assets	$14,419,244	$14,681,376	$6,540,011
Total current liabilities	$365,277	$437,810	$426,683
Future income tax liability	$1,758,949	$1,758,949	$1,302,283

DESCRIPTION OF SECURITIES

Capitalization

The following table sets forth CopperCo's capitalization as of the dates indicated, excluding securities to be issued pursuant to the CopperCo/Africo Financing:

Designation	Authorized	Outstanding as at July 6, 2006	Outstanding Following Completion of the Arrangement (excluding securities to be issued pursuant to the CopperCo/Africo Financing)
CopperCo Common Shares	Unlimited	Nil	19,559,139[(1)]
Long Term Debt	N/A	Nil	Nil

Note:

(1) Prior to the exercise of outstanding stock options. See "Information Concerning CopperCo After the Arrangement - Options to Purchase Securities".

Share Capital

Common Shares

CopperCo is authorized to issue an unlimited number of CopperCo Common Shares. Once issued, all of the authorized CopperCo Common Shares will rank equally as to dividends, voting powers (one vote per CopperCo Common Share) and participation in assets upon dissolution or winding-up. No CopperCo Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attached to the CopperCo Common Shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds, or provision permitting or restricting the issuance of additional securities, or requiring a securityholder to contribute additional capital. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the CBCA and CopperCo's Bylaws. Generally, substantive changes to the share capital require the approval of the CopperCo Shareholders by special resolution (at least two-thirds of the votes cast by shareholders present in person or by proxy).

As of the date of the Circular, CopperCo does not have, and will not have immediately following the Arrangement, any classes of preferred shares authorized or issued.

Loan Capital

CopperCo does not or will not have any debt obligations outstanding, with the exception of the Bridge Loan described under "Information Concerning CopperCo After the Arrangement - Funds Available".

Fully Diluted Share Capital

The following table represents the share capitalization of CopperCo, excluding securities to be issued pursuant to the CopperCo/Africo Financing, as at the Effective Date and assuming completion of the Arrangement.

SHARE CAPITALIZATION	Number of Shares	Percentage Of Total
CopperCo Common Shares issued pursuant to the Arrangement Agreement	19,559,139	86.4%
SUB-TOTAL	**19,559,139**	**86.4%**
FULLY DILUTED(1)		
CopperCo Common Shares on exercise of existing Rubicon Warrants, Rubicon Options and Africo Options(2)	2,320,000(2)	10.3%
CopperCo Common Shares on exercise of CopperCo Options to be issued to Dr. Harwood in connection with the CopperCo/Africo Financing(3)	750,000(3)	3.3%
SUB-TOTAL	**3,070,000**	**13.6%**
TOTAL	**22,629,139**	**100%**

Notes:

(1) See "Information Concerning CopperCo After the Arrangement - Options to Purchase Securities".

(2) Upon completion of the Arrangement, the holders of Rubicon Warrants and Rubicon Options will receive such number of CopperCo Warrants and CopperCo Options as is equal to the number of Rubicon Warrants and Rubicon Options, respectively, multiplied by the Rubicon-CopperCo Exchange Ratio. As at the date of this Circular, Rubicon holds 7,747,101 Africo Shares, and the fully diluted number of Rubicon Common Shares is 84,011,690, which results in a Rubicon-CopperCo Exchange Ratio of approximately 0.0922, or one CopperCo Common Share for approximately every 10.84 Rubicon Common Shares held. Accordingly, no additional CopperCo Common Shares will be issued to Rubicon or the Rubicon Shareholders other than the Africo Shares held by Rubicon on the Share Distribution Record Date. However, if Rubicon were to exercise its conversion rights under the proposed Bridge Loan to Africo prior to the Effective Date, Shareholders would be entitled to receive a greater number of CopperCo Common Shares under the Arrangement, i.e., the aforementioned 0.0922 number would increase slightly and the aforementioned 10.84 number would decrease slightly, as a result of Rubicon holding a greater number of Africo Shares on the Share Distribution Record Date. These numbers cannot be determined at the date of this Circular, because the conversion terms of the Bridge Loan are based on the pricing of the CopperCo/Africo Financing, which pricing has not occurred at the date of this Circular (nor is there any assurance that the Bridge Loan or the CopperCo/Africo Financing will be completed).

(3) If CopperCo completes the CopperCo/Africo Financing in an amount not less than CDN$75,000,000, Dr. Harwood will receive an additional 750,000 CopperCo Options. This grant of options to Dr. Harwood will be effective as of the date of commencement of trading of the CopperCo Common Shares on the TSX, for a term of five years, with an exercise price determined according to the CopperCo Stock Option Plan. See "Information Concerning CopperCo After the Arrangement - Executive Compensation - Termination of Employment, Change in Responsibility and Employment Contracts".

CONSOLIDATED CAPITALIZATION

CopperCo has not completed a financial year. There has been no change in the share capital of CopperCo since the date of incorporation.

DIVIDEND RECORD AND POLICY

Neither Africo or CopperCo has paid any dividends since their respective incorporations and neither has plans to pay dividends in the near future. The directors of CopperCo will determine if and when dividends should be declared and paid in the future based on CopperCo's financial position at the relevant time.

OPTIONS TO PURCHASE SECURITIES

Rubicon's Shareholders will be asked at the Meeting to approve the CopperCo Stock Option Plan adopted by the directors of CopperCo on July 7, 2006. See "Information Concerning CopperCo After the Arrangement - Proposed Stock Option Plan of CopperCo". CopperCo Common Shares reserved for incentive stock options to be granted under the CopperCo Stock Option Plan are not to exceed 20% of the

total issued and outstanding CopperCo Common Shares on the date of the initial listing of the CopperCo Common Shares on a stock exchange.

As of the date of this Circular, CopperCo has not granted any incentive stock options under the CopperCo Stock Option Plan. As at July 4, 2006, 4,206,372 Rubicon Options were granted and outstanding under the Rubicon Plan. Upon completion of the Arrangement, the holders of the Rubicon Options will receive such number of CopperCo Options as is equal to the number of Rubicon Options multiplied by the Rubicon-CopperCo Exchange Ratio. As the Rubicon-CopperCo Exchange Ratio is not yet known, for the purposes of these calculations the Rubicon-CopperCo Exchange Ratio is assumed to be approximately one CopperCo Option for every 10.84 Rubicon Options (or approximately 420,637 CopperCo Options).

Upon completion of the Arrangement, the following option holders of Africo will receive options of CopperCo, as set out below.

Name and Position of Optionee	Securities[1] under Option	Date of Grant	Exercise Price[2]	Market Value[2] of Securities underlying the Options	Expiration Date
Options held by all executive officers and past executive officers of Africo as a group (3 individuals in the aggregate)	200,000 200,000 400,000	June 6, 2005 June 6, 2005 April 1, 2006	$0.75 $1.50 $2.50	N/A – See Note 2 below	June 6, 2010 June 6, 2010 April 1, 2011
Options held by all directors and past directors of Africo who are not also executive officers (5 individuals in the aggregate)	500,000[3] 370,000[4]	June 6, 2005 April 1, 2006	$0.75 $2.50	N/A – See Note 2 below	June 6, 2010 April 1, 2011
Options held by other employees and past employees of Africo as a group	75,000 325,000	June 6, 2005 Nov 16, 2005	$0.75 $1.75	N/A – See Note 2 below	June 6, 2010 Nov 16, 2010
Options held by consultants to Africo	250,000	June 6, 2005	$0.75	N/A – See Note 2 below	June 6, 2010
TOTAL	**2,320,000[5]**				

Notes:

(1) The underlying securities are Africo Shares.

(2) As the Africo Shares are not listed on a stock exchange, the market value of the securities underlying the options on the date of grant is not readily available. The exercise price was determined by the Board of Directors of Africo.

(3) 300,000 of these options were granted to William J. Cavalluzzo (100,000) and John Swanepoel (200,000), past directors of Africo.

(4) 50,000 of these options were granted to William J. Cavalluzzo, a past director of Africo.

(5) If CopperCo completes the CopperCo/Africo Financing in an amount not less than CDN$75,000,000, Dr. Harwood will receive an additional 750,000 CopperCo Options. This grant of options to Dr. Harwood will be effective as of the date of commencement of trading of the CopperCo Common Shares on the TSX, for a term of five years, with an exercise price determined according to the CopperCo Stock Option Plan. See "Information Concerning CopperCo After the Arrangement - Executive Compensation - Termination of Employment, Change in Responsibility and Employment Contracts".

All Options will be granted as incentive options to directors, officers, employees and consultants of CopperCo. The Board of Directors of CopperCo may grant additional Options in an amount not to exceed the number of options available under the CopperCo Stock Option Plan. See "Information Concerning CopperCo After the Arrangement - Proposed Stock Option Plan of CopperCo".

PRIOR SALES

As at the date of this Circular, CopperCo has issued no CopperCo Common Shares. Africo currently has 19,559,139 Africo Shares issued and outstanding. The following Africo Shares have been issued by Africo during the 12 months preceding the date of this Circular:

Date of issue	Common shares issued	Price per common share	Purpose of issue
July 21, 2005	83,129	$1.50	Seed capital subscriptions
August 19, 2005	3,001,898	$1.50	Private placement
August 30, 2005	235,964	$1.50	Private placement
December 9, 2005	200,000	$1.75	Private placement

ESCROWED SECURITIES

Upon completion of the Arrangement, it is expected that there will not be any CopperCo securities held in escrow.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of CopperCo, upon completion of the Arrangement no person will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to each class of the then outstanding voting securities of CopperCo except as following:

Name	Africo Shares prior to the Effective Date	CopperCo Common Shares Upon Completion of the Arrangement	Percentage of CopperCo Common Shares on Completion of the Arrangement (excluding securities to be issued pursuant to the CopperCo/Africo Financing)(3)
Hasita S.A.(1)	2,797,654 Africo Shares	2,797,654 CopperCo Common Shares	14.3%
Rubicon Minerals Corporation	7,747,101 Africo Shares	Nil(2)	Nil(2)

Notes:

(1) Hasita S.A. is beneficially owned by family members of John Swanepoel, who was a director of Africo from February 14, 2005 to January 8, 2006.

(2) As a result of the Arrangement and not including any securities to be issued pursuant to the CopperCo/Africo Financing, the Rubicon Shareholders will directly hold 39.6% of the CopperCo Common Shares, the Africo Shareholders other than Rubicon will own the remaining CopperCo Common Shares, and Rubicon will hold no CopperCo Common Shares.

(3) As at the date of this Circular, on a fully diluted basis, Hasita S.A. holds 12.8% and Rubicon holds 35.4% of the Africo Shares. Upon completion of the Arrangement, on a fully diluted basis (not including any securities to be issued pursuant to the CopperCo/Africo Financing), Hasita S.A. will hold 12.8% and the Rubicon Shareholders will hold 35.4% of the issued and outstanding CopperCo Common Shares.

DIRECTORS AND OFFICERS OF COPPERCO

The following table provides the names, municipalities of residence, position, principal occupations and the number of voting securities of CopperCo that each of the current directors and executive officers of CopperCo are expected to beneficially own, directly or indirectly, or exercise control or direction over on

completion of the Arrangement. Mr. Adamson is an existing director and executive officer. Messrs. Adamson, Tomsett, Dixon, Harwood, Maree and Theodoropoulos are existing directors of Africo; and Dr. Harwood is an existing executive officer of Africo. See "Information Concerning CopperCo After the Arrangement - Management of CopperCo".

Name, Position and Province & Country of Residence[(1)]	**Principal Occupation for the Past Five Years**[(1)]	**Date Appointed as a Director**[(2)]	**No. of CopperCo Common Shares Beneficially Held or Controlled on Completion of the Arrangement** [(1)(3)]
DAVID W. ADAMSON *Director* British Columbia, Canada	Exploration Geologist; President, CEO and Director of Rubicon Minerals Corporation, Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.	July 4, 2006	1,078,266 Rubicon Common Shares and 425,000 Rubicon Options[(4)]
JOHN DIXON *Director* Tanzania	Independent Geologist with Bastillion Resources (Pty) Ltd., an independent geological and mining consulting company specialising in Africa.	July 4, 2006	Nil
ANTONY (TONY) HARWOOD *President, Chief Executive Officer & Director* England, United Kingdom	President and CEO of Africo (since May 31, 2006); Vice President, Placer Dome Inc., a publicly listed international gold mining company (June 1998 to March 2006).	July 4, 2006	15,650 Rubicon Shares[(5)]
LUKAS MARTHINUS (TINUS) MAREE *Director* British Columbia, Canada	President, River Capital Partners Ltd., a private investment company, since January 2001; Director, River Group (January 1998 to January 2001).	July 4, 2006	Nil
CHRIS THEODOROPOULOS *Director & Chairman of the Board* British Columbia, Canada	Associate Counsel, Getz Prince Wells LLP (law firm) since November 2003; independent legal and business consultant 1996 to November 2003.	July 4, 2006	101,529
PETER W. TOMSETT *Director* British Columbia, Canada	Consultant (January 2006 to present); an officer in various capacities (President and Chief Executive Officer) from September 2004 to January 2006; Executive Vice-President, Asia Pacific and Africa from March 2004 to September 2004; Executive Vice-President, Asia Pacific from January 2001 to March 2004; and a director (September 2004 to January 2006) of Placer Dome Inc.	July 4, 2006	Nil

Notes:

(1) The information as to residency, present principal occupation or employment and the number of CopperCo Common Shares to be beneficially owned or controlled pursuant to the Arrangement, is not within the knowledge of the management of CopperCo and has been furnished by the respective directors.

(2) All directors of CopperCo will hold office until the next annual general meeting of CopperCo or until their successors are duly elected or appointed, unless their office is earlier vacated.

(3) Does not include Stock Options held by the directors - See "Information Concerning CopperCo after the Arrangement – Options to Purchase Securities" and does not include any securities to be issued pursuant to the CopperCo/Africo Financing.

(4) The number of CopperCo Common Shares to be held by Mr. Adamson upon completion of the Arrangement will be based on the Rubicon-CopperCo Exchange Ratio. See "The Arrangement – Details of the Arrangement" in the Circular.

(5) Dr. Harwood indirectly owns these Rubicon Shares through Harwood International, which were issued as part of an option/joint venture agreement on the Incognita project, Baffin Island between Rubicon and the Meunier Syndicate, of which Harwood International was a member. The number of CopperCo Common Shares to be held indirectly by Dr. Harwood upon completion of the Arrangement will be based on the Rubicon-CopperCo Exchange Ratio. See "The Arrangement – Details of the Arrangement" in the Circular.

Dr. Harwood (non-independent) and Messrs. Dixon and Tomsett (both independent) are members of CopperCo's Audit Committee, Compensation Committee and Corporate Governance Committee. Mr. Tomsett is the Chair of all three Committees of the Board.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed herein, to the best of CopperCo's knowledge, no director or officer of CopperCo, nor any shareholder holding sufficient securities of CopperCo to affect materially the control of CopperCo is, or within the ten years prior to the date hereof has been, a director or officer of any other corporation that, while that person was acting in the capacity of director or officer of that other corporation:

(a) was the subject of a cease trade order or similar order or an order that denied the corporation access to any statutory exemptions for a period of more than 30 consecutive days, or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that other corporation.

Lukas Marthinus (Tinus) Maree was a director of Energem Resources Inc. from July 2005 until May 2006. On March 7, 2006, the BC Securities Commission ordered that all trading by the insiders in the securities of Energem cease until Energem filed comparative financial statements for the fiscal year ended November 30, 2005, related Management Discussion and Analysis, and an Annual Information Form for the fiscal year ended November 30, 2005. This cease trade order was revoked by the BC Securities Commission on May 31, 2006.

Penalties or Sanctions

Other than as disclosed herein, to the best of CopperCo's knowledge, no director or officer of CopperCo, nor any shareholder holding sufficient securities of CopperCo to materially affect control of CopperCo has:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

To CopperCo's knowledge, no director or officer of CopperCo, nor any shareholder holding sufficient securities of CopperCo to affect materially the control of CopperCo, nor any personal holding company of any such person has, within the ten years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

Certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies involved in the resource sector, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or

member of management of such other companies. See "Information Concerning CopperCo after the Arrangement - Risk Factors".

Management of CopperCo

The following is a brief description of the individual who will be responsible for the management of CopperCo on completion of the Arrangement. By or before the Effective Date of the Arrangement, it is the intention of the Board of Directors of CopperCo to augment its management team with the appointment of a Chief Financial Officer, Corporate Secretary and a Chief Operating Officer.

ANTONY HARWOOD, BSc. (Hon.), PhD. – President & Chief Executive Officer (Age: 51)

Dr. Harwood obtained his Bachelor of Science and PhD from Cardiff University in the United Kingdom. He was the managing director of Harwood International, a geological consulting company, from September 1993 to June 1998 and was a Vice-President of Placer Dome Inc., a publicly listed international gold mining company, from June 1998 to March 2006. At Placer Dome Inc., he was responsible for global generative and Africa Eurasia exploration. Dr. Harwood was appointed President and Chief Executive Officer of Africo on May 31, 2006. As President and Chief Executive Officer of CopperCo and Africo, Dr. Harwood will have overall responsibility for the management of CopperCo and its assets, subsidiaries, business and affairs, reporting directly to the Board of Directors and intends to devote 100% of his working time to the affairs of CopperCo and Africo, subject to certain exceptions. Dr. Harwood's employment arrangement with Africo includes a covenant not to compete with Africo and its business and operations, as well as confidentiality and non-disclosure provisions (see "Information Concerning CopperCo After the Arrangement - Executive Compensation - Termination of Employment, Change in Responsibility and Employment Contracts" below for further details).

EXECUTIVE COMPENSATION

CopperCo was only recently incorporated, has not yet completed a financial year and has not, as of the date of the Circular to which this Schedule is annexed, paid any compensation to any executive officer, or otherwise, nor has it granted any options or other rights to acquire its equity securities. The summary compensation table below discloses compensation paid to the following individuals of Africo during its financial year ended December 31, 2005 and the period from its incorporation on January 7, 2004 to December 31, 2004:

(a) each individual who served as CEO of Africo;

(b) each individual who served as CFO of Africo;

(c) each of Africo's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 per year; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of Africo at the end of the most recently completed financial year;

(each, a "**Named Executive Officer**" or "**NEO**"). Mr. Adamson is a current director of Africo and CopperCo.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and principal position	Fiscal period/year ended Dec 31	Salary	Bonus	Other annual compensation	Securities under options granted
David W. Adamson[1] *President & Chief Executive Officer*	2005 2004	Nil Nil	Nil Nil	US$6,435[2] Nil	200,000 Nil
Michael Keating[3] *Chief Operating Officer*	2005 2004	CDN$132,000 N/A	Nil N/A	Nil N/A	200,000 N/A
Victor Song[4] *Financial and Commercial Manager (acting in the capacity of Chief Financial Officer)*	2005 2004	CDN$108,000 N/A	Nil N/A	Nil N/A	100,000 N/A

Notes:

(1) Mr. Adamson was the President and Chief Executive Officer of Africo from February 2, 2004 to May 31, 2006.
(2) Consulting fees accrued by Africo and payable to Mr. Adamson for his services as the President and CEO of Africo.
(3) Mr. Keating was appointed Chief Operating Officer and became an employee of Africo on June 30, 2005.
(4) Mr. Song was appointed Financial and Commercial Manager and became an employee of Africo on July 1, 2005.

In addition, the Board of Directors has resolved to pay to Mr. Adamson a cash bonus of CDN$100,000, subject to completion of the CopperCo/Africo Financing.

Option Grants During the Most Recently Completed Financial Year

The following table sets out all incentive stock option grants to the Named Executive Officers during Africo's most recently completed financial year ended December 31, 2005.

Named Executive Officer	Securities[1] under options granted (#)	% of total options granted in period	Exercise price[2] ($/Security)	Market value[2] of securities underlying options on date of grant ($/Security)	Expiration date
David W. Adamson	200,000	12.9%	$0.75	N/A – see Note 2	June 6, 2010
Michael Keating	200,000	12.9%	$1.50	N/A – see Note 2	June 6, 2010
Victor Song	100,000	6.5%	$1.75	N/A – see Note 2	November 16, 2010

Notes:

(1) The underlying securities are Africo Shares.
(2) As the Africo Shares are not listed on a stock exchange, the market value of the securities underlying the options on the date of grant is not readily available. The exercise price was determined by the Board of Directors of Africo.

Subsequent to the year ended December 31, 2005, Mr. Adamson was granted 100,000 incentive stock options at an exercise price of $2.50 per share for a period of 5 years from the date of grant.

Termination of Employment, Change in Responsibility and Employment Contracts

CopperCo has, as yet, no compensatory plan, contract or arrangement whereby any NEO may be compensated in an amount exceeding $100,000, other than as disclosed herein, in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of CopperCo or a subsidiary or a change in the NEO's responsibilities following such a change of control.

ANTONY HARWOOD, BSc. (Honours), PhD. – President & Chief Executive Officer

Pursuant to an offer letter from Africo dated May 25, 2006, which was accepted by Antony (Tony) Harwood on May 31, 2006, Africo entered into an employment contract with Dr. Harwood pursuant to which Dr. Harwood agreed to act as Africo's President and Chief Executive Officer, commencing May 31, 2006, with a 60-day probationary period, at a fixed remuneration of CDN$325,000 per annum, payable in monthly instalments, such annual salary to be reviewed by Africo's Board of Directors annually. Under the agreement, Dr. Harwood is entitled to 21 paid vacation days per 12-month period and reimbursement for reasonable expenses incurred by Dr. Harwood in performance of his duties and responsibilities as President and Chief Executive Officer of Africo. In addition, Dr. Harwood is entitled to receive a benefits package which will reimburse him for medical and dental coverage for himself and his dependents, as well as for life, travel and international insurance.

Dr. Harwood has been granted options to purchase up to 250,000 Africo Shares at an exercise price of CDN$2.50, 125,000 of which vested on commencement of employment (and notwithstanding whether employment continues beyond the probationary period). The remaining 125,000 options vest on May 31, 2007. All options granted to Dr. Harwood terminate on April 1, 2011. In addition, options to purchase a further 750,000 CopperCo Common Shares are to be granted to Dr. Harwood should the CopperCo/Africo Financing complete in an amount of not less than CDN$75,000,000. This grant of options to Dr. Harwood will be effective as of the date of commencement of trading of the CopperCo Common Shares on the TSX, for a term of five years, with an exercise price determined in accordance with the CopperCo Stock Option Plan. 375,000 of such options vest on the date of commencement of trading of the CopperCo Common Shares on the TSX and the remaining 375,000 will vest on the first anniversary thereof. A cash bonus of CDN$200,000 will be paid to Dr. Harwood upon completion of the CopperCo/Africo Financing.

As a condition of his employment arrangement, Dr. Harwood has agreed to a non-compete arrangement that restricts him, for a period of 12 months from the date of termination of his employment, from being involved in any capacity in a competing business, the principal activities of which are conducted and the principal assets of which are located within the geographical area known as the DRC of mineral deposits, the principal value of which consists of copper and/or cobalt (excluding Oryx Mining and Exploration Ltd., a private company of which Mr. Harwood is a director).

Dr. Harwood may terminate the employment arrangement with Africo by giving at least one calendar month's advance notice in writing to Africo. Africo may waive such notice, in whole or in part, and if it does so, Dr. Harwood's employment with Africo will cease on the date such notice is waived by Africo. Africo may terminate the employment arrangement:

1. at its sole discretion without notice or pay in lieu of notice and without cause during the 60-day probationary period from May 31, 2006;

2. without notice, payment in lieu thereof or payment of severance of any kind for just cause; and

3. after the probationary period, at its sole discretion for any reason, without cause, upon providing Dr. Harwood six calendar months' notice or, at Africo's option, pay in lieu of notice equal to six months' base salary as at the date of termination, together with all other payments or entitlements to which Dr. Harwood would be entitled pursuant to applicable employment or employment standards legislation. After the first fully completed year of employment and each fully

completed year thereafter, an additional one month's notice or pay in lieu of such notice will be given by Africo to Dr. Harwood in the event of such termination.

Any pay in lieu of notice on termination will be calculated on the basis of Dr. Harwood's annual base salary as of the date of notice of termination and will be provided in regular monthly instalments, subject to all deductions and withholdings required by law. Pay in lieu of notice will also include a pro-rata portion of any bonus or other form of additional compensation for the year in which employment is terminated. In addition, all options granted but not vested as at the date of termination shall vest immediately. Dr. Harwood's rights and entitlements under any performance bonus (except for rights and entitlements, if any, accrued up to the date of termination of employment and unpaid at the date of such termination) shall otherwise terminate effective as of the date of termination, or as at the date notice of termination is given, pay in lieu of notice is provided.

In the event of a change in control of Africo by way of a successful take-over bid, merger, amalgamation or reorganization pursuant to which ownership of more than 51% of the Africo Shares is acquired, if within six months thereafter Dr. Harwood's employment is terminated, or within such six months Dr. Harwood elects to treat his employment as terminated, pay in lieu of notice equal to two years' annual base salary as at the date of termination, together with pro-rated bonus, if any and all options granted but not vested as at the date of termination will vest immediately. These change of control provisions do not apply to a change of control resulting from an initial public offering of Africo Shares or the implementation of the proposed Plan of Arrangement with Rubicon.

In the event of termination for cause, employment benefits will cease effective as of the date of termination and, in the event of termination without cause, will continue for a period of six months after the date of termination.

The employment agreement is not assignable by Dr. Harwood and the agreement shall not be assigned by Africo except in the event of a merger, consolidation, plan of arrangement, corporate restructuring or sale of substantially all of the assets of Africo, and only if the assignee agrees in writing with Dr. Harwood to perform the obligations of Africo under the agreement.

Compensation of Directors

CopperCo has no arrangements, standard or otherwise, pursuant to which directors are compensated by CopperCo for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments.

Directors who are also officers and receive a salary from Africo do not receive any remuneration from Africo for serving as a director, except for reimbursement of any out-of-pocket expenses incurred in acting as a director and participation in Africo's stock option plan. Directors who are not so employed receive remuneration from Africo in the amount of $2,500 per month. Committee members do not receive any additional compensation per year for acting in their respective capacities as such.

For the year ended December 31, 2005, certain of the directors of Africo received aggregate cash compensation of $22,500 and were granted options to purchase an aggregate of 700,000 Africo Shares, at a price of $0.75 per share, for their services as directors of Africo. The following table sets out details of incentive stock options granted by Africo to the directors during the fiscal year ended December 31, 2005.

Name	Number of Options Granted	Exercise Price	Expiry Date
David W. Adamson[3]	200,000	$0.75	June 6, 2010
William J. Cavalluzzo[1]	100,000	$0.75	June 6, 2010
Lukas Marthinus (Tinus) Maree[3]	100,000	$0.75	June 6, 2010

Name	Number of Options Granted	Exercise Price	Expiry Date
John Hendrik Swanepoel[2]	200,000[1]	$0.75	June 6, 2010
Chris Theodoropoulos[3]	100,000	$0.75	June 6, 2010

Notes:

(1) Mr. Cavalluzzo ceased to be a director of Africo on June 30, 2006.

(2) Mr. Swanepoel resigned as a director of Africo on January 8, 2006 and continues, as required, to consult to and on behalf of Africo.

(3) Subsequent to year end, a further 100,000 options were granted to each of Messrs. Adamson, Maree and Theodoropoulos exercisable at a price of $2.50 per share for a five year period.

In addition:

1. John Swanepoel, a director of Africo from February 14, 2005 to January 8, 2006, was paid US$37,559 for services as a consultant during Africo's most recently completed financial year ended December 31, 2005;

2. Africo has accrued an amount of US$6,435, payable to William J. Cavalluzzo, a former director of Africo, for services as a consultant to Africo during its 2005 fiscal year;

3. US$92,920 in consulting fees was paid by Africo to River Capital Partners Ltd., a private company of which Mr. Maree, a current director of Africo and CopperCo, is a shareholder and a director, for services rendered by Mr. Maree to Africo; and

4. US$83,571 in consulting fees was paid by Africo to 143 Investments Ltd., a private company controlled by Mr. Theodoropoulos, a current director of Africo and CopperCo, for services rendered by Mr. Theodoropoulos to Africo.

PROPOSED COPPERCO STOCK OPTION PLAN

General Description

On July 7, 2006, the Board of Directors of CopperCo and the Board of Directors of Rubicon approved a new "fixed number" stock option plan in a form compatible with the rules of the TSX (the "**CopperCo Plan**"), which is subject to acceptance by the TSX and approval by the Rubicon Disinterested Shareholders at the Meeting. Under the CopperCo Plan, CopperCo is authorized to grant options entitling the holders to acquire such number of CopperCo Common Shares as is equal to 20% of the issued and outstanding capital of CopperCo as at the date of the initial listing of the CopperCo Common shares on a stock exchange. Under the rules of the TSX, "fixed number" stock option plans are required, upon institution and when amended, to be approved by a majority of a listed issuer's directors and, where required, the listed issuer's Disinterested Shareholders. Accordingly, Rubicon is requesting shareholder approval of the CopperCo Plan at the Meeting by its Disinterested Shareholders. A copy of the CopperCo Plan may be requested from Rubicon by any Shareholder.

Outstanding Options

Upon completion of the Arrangement and assuming completion of the CopperCo/Africo Financing, it is expected that there will be stock options outstanding to purchase an aggregate of approximately 3,070,000 CopperCo Common Shares. This number of options includes CopperCo Common Shares to be issued upon the exercise of the options granted by Africo and Rubicon, which will be exchanged for CopperCo Options under the Arrangement and rolled into the CopperCo Plan, including 750,000 CopperCo Options which CopperCo may grant to Dr. Harwood upon completion of the CopperCo/Africo Financing. See "Information Concerning CopperCo After the Arrangement – Capitalization – Fully Diluted Share Capital" and "Information Concerning CopperCo After the Arrangement – Options to Purchase Securities".

Purpose of the CopperCo Plan

The principal purposes of the CopperCo Plan are to provide CopperCo with the advantages of the incentive inherent in share ownership on the part of those persons responsible for the continued success of CopperCo; to create in those persons a proprietary interest in, and a greater concern for, the welfare and success of CopperCo; to encourage such persons to remain with CopperCo; and to attract new talent to CopperCo. CopperCo does not intend to provide financial assistance to facilitate the purchase of common shares under the CopperCo Plan.

TSX Policies

The CopperCo Plan will be, administered by the Compensation Committee of the Board (the "**CopperCo Committee**"). The following is a brief description of the principal terms of the CopperCo Plan, which description is qualified in its entirety by the terms of the CopperCo Plan:

1. The aggregate number of CopperCo Common Shares reserved for issuance upon the exercise of options granted under the CopperCo Plan cannot exceed the number which is equal to 20% of the issued and outstanding CopperCo Common Shares at the time the CopperCo Common shares are listed on a stock exchange.

2. The exercise price of stock options, as determined by the CopperCo Committee, may not be less than the last closing price of the CopperCo Common Shares on the TSX immediately prior to the time of the grant of an option.

3. Stock options under the CopperCo Plan may be granted to:

   (a) an executive officer, director or employee of CopperCo or an affiliate of CopperCo;

   (b) a consultant (other than an employee or director of CopperCo) providing consulting, technical, management or other services to CopperCo, or a consultant company; and

   (c) an employee of a corporation providing management services to CopperCo, which management services are required for the ongoing successful operation of the business enterprise of CopperCo but excluding a person engaged in investor relations activities.

4. The term for exercise of the options under the CopperCo Plan is a maximum of ten years from the date of grant. Stock options may only be exercised until the earlier of the expiry date and a period not more than 90 days after the optionee ceases to be an employee, consultant, director, or executive officer of CopperCo or an affiliate, or such later date determined by the Board of Directors of CopperCo which can be no later than the original expiry date of such option.

5. The Board of Directors of CopperCo taking into account the recommendations of the CopperCo Committee, shall have the complete discretion to set the terms of any vesting schedule for each option granted, including the discretion to permit partial vesting in stage or percentage amounts based on the term of such option or to permit full vesting after a state or period of time has passed from the date of grant.

6. All options shall be non assignable and non transferable except as to a Qualified Successor or as otherwise permitted by applicable securities laws. "Qualified Successor" means a person who is entitled to ownership of an option upon the death of an optionee, pursuant to a will or the applicable laws of descent and distribution upon death. In the event of death of an optionee, such optionee's options shall be exercisable by the Qualified Successor until the expiry of the term of the option. If an optionee becomes disabled, such optionee's options may be exercised by a guardian until the expiry of the term of the option.

7. If there is any change in the number of CopperCo Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the CopperCo Common Shares, the number of shares available under the CopperCo Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX. If CopperCo amalgamates, merges or enters into a plan of arrangement with or into another corporation, the shares received on exercise of the options thereafter will reflect the shares that would have been received had the options been exercised immediately prior to the record date for the amalgamation, merger or plan of arrangement and the exercise price will be adjusted proportionately. If a Change of Control (as defined in the CopperCo Plan) occurs, other than pursuant to the Arrangement, all options will become immediately exercisable. If a bona fide takeover bid (as defined in the British Columbia Securities Act) is made for the CopperCo Common Shares, optionees will be entitled to exercise any options they hold to permit them to tender the shares received upon exercise of the options to the takeover bid.

8. The CopperCo Plan contains provisions which require shareholder approval or, where required, approval by CopperCo's Disinterested Shareholders, to: (i) increase the aggregate number of CopperCo Common Shares which may be issued under the CopperCo Plan, (ii) materially modify the requirements as to the eligibility for participation in the CopperCo Plan which would have the potential of broadening or increasing insider participation; and (iii) materially increase the benefits accruing to participants under the CopperCo Plan. However, the CopperCo Plan may be amended by the Board of Directors of CopperCo without shareholder approval in order to comply with the requirements of any applicable regulatory authority and to make amendments of a housekeeping nature to the CopperCo Plan.

9. Notwithstanding the date of expiration of the term of an option, the date of expiration of the term of an option will be adjusted, without being subject to the Board of Directors of CopperCo or CopperCo Committee's discretion, to take into account any black out period imposed on the optionee by CopperCo as follows: (i) if the term expiration date falls within a black out period imposed on the optionee by CopperCo, then the term expiration date is extended to the close of business on the 10th business day after the end of such black out period by CopperCo (the "**Black Out Expiration Term**"); or (ii) if the term expiration date falls within two business days after the end of a black out period imposed on the optionee by CopperCo, then the term expiration date is extended to the date which is the Black Out Expiration Term reduced by the number of business days between the term expiration date and the end of such black out period.

The Disinterested Shareholders of Rubicon will be asked at the Meeting to approve the CopperCo Plan Resolution in substantially the form set out on Schedule G attached to this Circular. In this regard, a total of 3,105,996 Rubicon Common Shares will be withheld from voting at the Meeting, which include Rubicon Common Shares held by Rubicon's Disinterested Shareholders and the directors, senior officers and their associates of CopperCo. If the Plan is not approved by the Disinterested Shareholders of Rubicon, CopperCo will not be in a position to offer increased incentives to its current or future directors, officers, employees and independent consultants.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF COPPERCO

No director or executive officer of CopperCo or associate or affiliate of any such director or executive officer, is or has been indebted to CopperCo during the period from incorporation to the date of this Circular.

LISTING APPLICATION

An application has been be made to have the CopperCo Common Shares listed for trading on the TSX as soon as possible after the Effective Date. Listing will be subject CopperCo fulfilling all the original listing

requirements of the TSX. **There are no assurances as to if, or when, the CopperCo Common Shares will be listed or traded on the TSX indicated above.** See "Information Concerning CopperCo After the Arrangement - Risk Factors" below and Schedule "M" – Risk Factors.

RISK FACTORS

In evaluating the Arrangement, shareholders and investors should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to CopperCo after the Effective Date. **See Schedule "M" – Risk Factors for certain considerations relevant to Shareholders regarding the Arrangement and their investment in the securities referred to in this Circular.** In addition, the following risk factors associated with the business to be carried out by CopperCo should be reviewed. These risk factors assume the completion of the Arrangement, which is conditional upon completion of the CopperCo/Africo Financing, and that Africo will be a wholly-owned subsidiary of CopperCo.

Exploration, Development and Operating Risk

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. There is no certainty that the expenditures to be made by CopperCo or Africo towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; currency exchange rates, which are volatile; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in CopperCo not receiving an adequate return on invested capital.

CopperCo's activities will be primarily directed towards the exploration for and development of mineral deposits. Exploration programs entail risks relating to the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals, and the timely completion of capital projects, including the construction of mining and processing facilities at mining sites. Major expenses will be required to establish reserves by drilling and to construct mining and processing facilities at a particular site.

Mining operations generally involve a high degree of risk. Although Africo does not yet operate a mine on the Kalukundi Property, it or CopperCo intends to develop a mine as indicated in the Kalukundi Report. Such operations are subject to all the hazards and risks normally encountered in the exploration, development and production of copper, zinc, gold and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Mining and Development Plan

Although Africo has received the Feasibility Study from its consultants, Africo's Board of Directors has made no positive production decision in regards to this Feasibility Study or with respect to the Kalukundi Project and may elect to modify, expand or otherwise embark on a different course of action regarding the

Kalukundi Project depending, among other things, the amount of capital it raises and the development plan that it ultimately undertakes.

Capital Requirements and Potential Dilution

CopperCo will require significant equity capital and debt financing in order to fund its operating costs, to service future indebtedness that may be incurred and to carry out plans to develop its existing and future projects. **There is no assurance that the contemplated CopperCo/Africo Financing will be completed, in part or at all.** CopperCo currently has no revenues and, until production begins on the Kalukundi Property, is wholly reliant upon external financing to fund all of its capital requirements. In addition to the contemplated CopperCo/Africo Financing, CopperCo will require additional equity and debt financing from external sources to meet such requirements. There can be no assurance that such additional financing will be available to CopperCo or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of CopperCo, the interests of shareholders in the net assets of CopperCo may be significantly diluted. Any failure of CopperCo to obtain required financing on acceptable terms could have a material adverse effect on CopperCo's financial condition, results of operations and liquidity and may require CopperCo to cancel or postpone planned capital investments.

Tax Consequences

The completion of the Arrangement is subject to, among other things, Rubicon obtaining the Tax Ruling from the Canada Revenue Agency (the "**CRA**") in form and substance satisfactory to Rubicon and Africo, with respect to certain income tax consequences of the Arrangement. There may be disagreements with the CRA with respect to certain tax consequences associated with the Arrangement. There can be no assurance that the Tax Ruling will be obtained or that it will be satisfactory to Africo. **Africo Shareholders should consult their own tax and legal advisors for advice with respect to the income tax and other consequences associated with their acquisition of securities under the Arrangement.**

Insurance and Uninsured Risks

CopperCo's business will be subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to CopperCo's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability. Although CopperCo will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. In addition, CopperCo may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against political risk, and risks such as environmental pollution or other hazards as a result of exploration and production, is not generally available to CopperCo or to other companies in the mining industry on acceptable terms. Losses from these events may cause CopperCo to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of CopperCo's operations will be subject to environmental regulation in the various jurisdictions in which it intends to operate. These regulations will mandate, among other things, the maintenance of air and water quality standards and land reclamation and relocation of people. They will also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments

of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect CopperCo's operations. There is also no assurance that CopperCo will be able to effect any required relocation of people in order to develop the Kalukundi Property.

Environmental hazards may exist on the properties on which CopperCo holds interests, which are unknown to CopperCo at present and which have been caused by previous or existing owners or operators of the properties. There can be no assurance that these hazards, if any exist, will not be CopperCo's responsibility and, consequently, may adversely affect CopperCo's operations.

Government Regulation

CopperCo's mineral exploration and planned development activities will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Government approvals and permits are currently, and may in the future be, required in connection with CopperCo's operations. To the extent such approvals are required and not obtained, CopperCo may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on CopperCo and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Commodity Prices

The development and success of CopperCo's projects will be primarily dependent on the future price of base and precious metals and for copper and cobalt in particular. Commodity prices are subject to significant fluctuation and are affected by a number of factors that are beyond the control of CopperCo. Such factors include, but are not limited to, the sale or purchase of base or precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar (the currency in which resource prices generally are quoted) and other currencies, global and regional supply and demand, speculative trading, the overall level of forward commodity sales, international or regional political and economic events or trends and the political and economic conditions of major producing countries throughout the world. The price of base and precious metals has fluctuated widely in recent years, and future serious price declines could cause the continued development of and commercial production from CopperCo's properties to be impracticable. Depending on the price of base and precious metals, projected cash flows from planned mining operations may not be sufficient and CopperCo could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from CopperCo's mining properties is dependent on commodity prices that are adequate to make these properties economic.

In addition to adversely affecting CopperCo's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the Kalukundi Property is ultimately

determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

No Assurance of Titles, Boundaries or Water Rights

Title to the Kalukundi Property in the name of Swanmines may be challenged or impugned and may be subject to prior unregistered agreements, transfers or claims. In addition, CopperCo may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. CopperCo will take reasonable steps to attempt to ensure that proper title to the Kalukundi Property held by Swanmines has been obtained and that all grants of mineral rights for its properties have been registered in the appropriate deeds offices. There is no guarantee that title to such mineral project and permits held by Swanmines will not be challenged or impugned. Despite the due diligence conducted by CopperCo, the records in the DRC are incomplete and there can be no assurance that Swanmines', and therefore Africo's, interest in such mineral project and permits will not be subject to challenge. There are risks associated with enforceability of various agreements made with entities controlled by the government of the DRC government, such as the Swanmines Agreement.

CopperCo and Africo require licences and permits in order to access each of its mineral projects and anticipate that they will need the ready availability of water if any of its mineral projects become operational. Management believes that Africo's current surface rights and water rights are sufficient to carry on the activities of Africo's current work program. However, the need may arise for CopperCo to purchase or lease additional surface rights or obtain additional water rights in order to further explore and develop a particular mineral property, and its ability to further explore or develop such property may be dependent upon CopperCo's ability to secure such additional surface or water rights that may be required.

Competition

The mining industry is competitive in all of its phases. CopperCo will face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than CopperCo. As a result of this competition, CopperCo may be unable to maintain or acquire additional attractive mining properties on terms it considers acceptable or at all. Consequently, CopperCo's revenues, operations and financial condition could be materially adversely affected.

Foreign Investments and Operations

Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment. There can be no assurance that the government of the DRC will not institute regulatory policies that adversely affect the exploration and development on the Kalukundi Property. Any changes in regulations or shifts in political conditions in these countries are beyond the control of CopperCo and may adversely affect its business. Investors should assess the political and regulatory risks related to CopperCo's foreign country investments. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Currency Risks

The proceeds from the CopperCo/Africo Financing may be received in Canadian dollars, while a significant portion of its operating expenses will be incurred in Congolese francs, United States dollars and other foreign currencies. From time to time, CopperCo may borrow funds and will incur capital expenditures that are denominated in foreign currency. In addition, any revenue generated from operations may be in United States dollars. Accordingly, foreign currency fluctuations may adversely affect CopperCo's financial position and operating results.

Dependence on Qualified Personnel

CopperCo's success will depend to a significant degree upon the contributions of qualified technical personnel and its ability to attract and retain highly skilled personnel in the DRC and elsewhere. Competition for such personnel in the mining industry is intense, and CopperCo may not be successful in attracting and retaining qualified personnel locally or in obtaining the necessary work permits to hire qualified expatriates. Its inability to do so in the future may seriously harm its business and results of operations. Additionally, CopperCo will depend on its key management for the operation of its day-to-day activities and personal connections and relationships of its key management are important to the conduct of its business. If CopperCo were to lose a member of its key management, its business and results of operations might be adversely affected.

Increased Labour Costs

Wages and related labour and consulting costs account for a large portion of CopperCo's costs. Accordingly, CopperCo's costs may be materially affected by increases in wages and related labour and consulting costs.

Conflicts of Interest

The directors and officers of CopperCo will not be devoting all of their time to the affairs of CopperCo. The directors and officers of CopperCo are directors and officers of other companies, some of which are in the same business as CopperCo. The directors and officers of CopperCo are required by law to act in the best interests of CopperCo. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to CopperCo may result in a breach of their obligations to the other companies, and in certain circumstances this could expose CopperCo to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of CopperCo. Such conflicting legal obligations may expose CopperCo to liability to others and impair its ability to achieve its business objectives.

Requirement for Permits and Licences

The operations of CopperCo will require licences, permits and in some cases renewals of existing licences and permits from various governmental authorities. Management believes that Africo currently holds or has applied for certain of the necessary licences and permits to carry on the activities that it is currently conducting under applicable laws and regulations in respect of its properties, and also believes that Africo is complying in all material respects with the terms of such licences and permits. However, CopperCo's ability to obtain, sustain or renew such licences and permits or obtain all other required licences or permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable governmental authorities.

Risk of Expropriation and Enforceability of Contracts with Government, Parastatal Organizations or Joint Venture Partners

It is possible that the current system of exploration and mine permitting in the DRC may change, resulting in expropriation of CopperCo's properties without adequate compensation. In addition, there is a possibility that CopperCo's agreements with governments, parastatal organizations or joint venture partners may be unenforceable against these parties. While the risk may appear remote at this time, this risk should not be discounted.

Future Mining Operations

There is no assurance that CopperCo will produce revenue, operate profitably or provide a return on investment in the future from mining operations.

Lack of Infrastructure in the DRC

Transportation and service infrastructure in the DRC are sub-standard due largely to the recent civil war. The transportation of equipment and supplies into the DRC and the transportation of resources out of the DRC may be subject to delays that adversely affect the ability of CopperCo to proceed with the Kalukundi Project in the country in a timely manner. Failure in electrical power and shortages of the supply of diesel, mechanical parts and other items required for CopperCo's operations occur frequently in the country. Extended periods without electricity or other necessary elements required to support its operations could have an adverse effect on CopperCo's business, operating results and financial condition. Administrative delays with government agencies in the DRC could also further delay the progress of the Kalukundi Property. CopperCo's interests in the DRC will be accessed over lands that may be subject to the interests of third parties. CopperCo's business and operations may be materially adversely affected in the event that it is unable to access its mineral interests, is delayed in accessing these interests or is in any way inhibited in carrying out its operational activities. Favourable prospects for the national economy now depend upon the maintenance of domestic peace and the continued receipt of substantial foreign aid to supplement government revenues.

Political Stability

CopperCo's projects in the DRC may be subject to the effects of political changes, war and civil conflict, changes in government policy, illegal mining activities, lack of law enforcement and labour unrest and the creation of new laws. These changes (which may include new or modified taxes or other government levies as well as other legislation) may impact the profitability and viability of its properties. The DRC is an impoverished country with physical and institutional infrastructure that is in a debilitated condition. It is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for CopperCo and its operations. Moreover, the northeast region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. The effect of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the exploration, development and mining operations at those projects. Any such changes are beyond the control of CopperCo and may adversely affect its business.

Effects of Inflation on Results of Operations

The DRC has historically experienced relatively high rates of inflation.

Health Risks

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa. HIV/AIDS, malaria and other diseases are a major healthcare challenge faced by CopperCo's operations in the DRC. There can be no assurance that CopperCo will not lose members of its workforce or workforce man-hours or incur increased medical costs as a result of these high health risks, which may have a material adverse effect on CopperCo's operations.

Limited Business History

Africo has only recently commenced operations and CopperCo was only recently incorporated and neither has a history of any operating earnings. The likelihood of success of CopperCo and Africo must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. As of the date of this Circular, CopperCo and Africo have limited financial resources and there is no assurance that additional funding will be available for further operations or to fulfil obligations under applicable agreements. There is no assurance that

CopperCo and/or Africo can generate revenues, operate profitably, or provide a return on investment, or that they will successfully implement their plans.

Option to Acquire H&J

Although Africo has an option to acquire the remaining shares in H&J that it does not presently own, there can be no assurance that Africo will be able to raise the requisite funds to acquire the remaining H&J Shares. In addition, even if Africo pays the remainder of the funds required to the Sellers under the H&J Agreement, there is the possibility that such Sellers may withhold or delay transferring title to the remaining H&J Shares to Africo. See "Information Concerning CopperCo After the Arrangement – Legal Proceedings".

Fluctuation in Market Value of the CopperCo Common Shares

There is currently no market for the CopperCo Common Shares and there can be no assurance that an active market will develop or be sustained after the Effective Date of the Arrangement. The lack of an active public market could have a material adverse effect on the price of the CopperCo Common Shares.

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the future market price of the CopperCo Common Shares on any stock exchange cannot be predicted.

PROMOTERS

Rubicon is the promoter of CopperCo within the meaning of applicable securities legislation, by virtue of having taken the initiative in founding CopperCo.

LEGAL PROCEEDINGS

Except as disclosed below, CopperCo and Africo are not parties to any material legal proceedings and are not aware of any such proceedings known to be contemplated.

Pursuant to the H&J Agreement described under "Description and General Development of the Business of CopperCo – Material Property", Africo has made the necessary payments under the H&J Agreement to earn a 48% interest in H&J. Due to an internal dispute between the Sellers under the H&J Agreement, one of the Sellers, Lymnokyknos Holdings Ltd. ("**LHL**"), has refused to transfer to Africo 6% of the H&J Shares registered in its name (the "**LHL Shares**"). Africo obtained a judgement in the High Court of Lubumbashi in the DRC on June 17, 2006, which ordered that Africo is entitled to have the LHL Shares transferred to it pursuant to the H&J Agreement. LHL has provided notice that it disputes the judgement. Africo believes this notice is without merit and will continue its efforts to enforce the judgement. Africo intends to use the proceeds of the Bridge Loan or the CopperCo/Africo Financing to make all further payments under the H&J Agreement to acquire a 100% interest in H&J. See also "Information Concerning CopperCo After the Arrangement - Risk Factors".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described elsewhere in this Circular, no current or proposed director, officer, principal shareholder or associate or affiliate of them, has any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction that has materially affected or will materially affect CopperCo.

AUDITOR, REGISTRAR AND TRANSFER AGENT

CopperCo's auditor is De Visser Gray, Chartered Accountants, of Suite 401, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6. Following the Arrangement, CopperCo intends to appoint PriceWaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia V6C 3S7 as its auditor.

The registrar and transfer agent for CopperCo is Computershare Investor Services Inc. of 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9. The register of transfers of the CopperCo Common Shares is located in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following are the material contracts of CopperCo and Africo other than those entered into in the ordinary course of business, that have been entered into within two years before the date of the Circular, which CopperCo or Africo is a party, directly or indirectly.

1. The Arrangement Agreement. See "The Arrangement" in the Circular.

2. The Swanmines Agreement and the various amendments. See "Description and General Development of the Business of CopperCo – Material Property".

3. The H&J Agreement. See "Description and General Development of the Business of CopperCo – Material Property".

The material contracts described above may be inspected at the head office of CopperCo at Suite 1540 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, during normal business hours prior to the Meeting and for a period of 60 days thereafter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

SCHEDULE "L"

(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006

RIGHTS OF DISSENT

The BCBCA does not contain a provision requiring Rubicon to purchase Rubicon Common Shares from Shareholders who dissent from the Arrangement. However, pursuant to the terms of the Interim Order and the Plan of Arrangement, Rubicon has granted the Shareholders who object to the Special Resolution the right to dissent (the "Dissent Right") in respect of the Arrangement. The Dissent Right is granted in Article 6 of the Plan of Arrangement and is summarized below. The terms of such Dissent Right are similar to the dissenting shareholder provisions of the BCBCA. The following is a summary only and Shareholders are referred to Article 6 of the Plan of Arrangement for the complete Dissent Rights.

A Shareholder who wishes to exercise his or her Dissent Right (a "Dissenting Shareholder") must give written notice of his or her dissent (a "Notice of Dissent") to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, marked to the attention of the President, not later than 2pm, Thursday August 3, 2006. A Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Rubicon Common Shares in respect of which the Shareholder is exercising the Dissent Right (the "Notice Shares"), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Dissenting Shareholder is both the registered owner and beneficial owner and the Dissenting Shareholder owns no other Rubicon Common Shares as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns other Rubicon Common Shares as beneficial owner, a statement to that effect, and

    (i) the names of the registered owners of those other shares,

    (ii) the number of those other shares that are held by each of those registered owners, and

    (iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares;

(e) if dissent is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement to that effect, and

    (i) the name and address of the beneficial owner, and

    (ii) a statement that the Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Shareholder's name.

The giving of a Notice of Dissent does not deprive a Dissenting Shareholder of his or her right to vote at the Meeting on the Special Resolution. A vote against the Special Resolution or the execution or exercise of a proxy does not constitute a Notice of Dissent. A Shareholder is not entitled to exercise a Dissent Right with respect to any Rubicon Common Shares if the Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Arrangement Resolution. A Dissenting Shareholder, however, may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Dissent Right.

If Rubicon intends to act on the authority of the Arrangement Resolution, it must send a notice (the "Notice to Proceed") to the Dissenting Shareholder promptly after the later of:

(a) the date on which Rubicon forms the intention to proceed, and

(b) the date on which Rubicon forms the intention to proceed.

If Rubicon has acted on the Arrangement Resolution it must promptly send a Notice to Proceed to the Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the authority of the Arrangement Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed.

On receiving a Notice to Proceed, the Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.

A Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:

(a) a written statement that the Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares; and

(c) if dissent is being exercised by the Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:

    (i) the names of the registered owners of those other shares,

    (ii) the number of those other share that are held by each of those registered owners, and

    (iii) that dissent is being exercised in respect of all of those other shares,

    whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.

Rubicon and the Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that Rubicon is unable lawfully to pay Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent.

If Rubicon and the Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares, the Dissenting Shareholder or Rubicon may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that Rubicon is unable lawfully to pay Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Dissenting Shareholders for their shares the Dissenting Shareholder may within 30 days after receipt, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

Any notice required to be given by Rubicon or a Dissenting Shareholder to the other in connection with the exercise of the Dissent Right will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

A Shareholder who:

(a) properly exercises the Dissent Right by strictly complying with all of the procedures ("Dissent Procedures") required to be complied with by a Dissenting Shareholder, will

  (i) be bound by the Dissent Rights set forth in Article 6 of the Plan of Arrangement,

  (ii) be deemed not to have participated in the Arrangement, and cease to have any rights as a Shareholder other than the right to be paid the fair value of the Rubicon Common Shares by Rubicon in accordance with the Dissent Procedures and deemed to have transferred his shares on the Effective Date, or

(b) seeks to exercise the Dissent Right, but

  (i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Dissenting Shareholder, or

  (ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent,

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder. Rubicon may in its sole discretion, waive any non-compliance by a Shareholder with any of the provisions of Article 6 of the Plan of Arrangement in order to give effect to a Shareholders' Dissent Rights.

Except as described above a Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon. A Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Dissenting Shareholder of the full amount of money to which the Dissenting Shareholder is entitled under Article 6 of the Plan of Arrangement, abandon such Dissenting Shareholder's dissent to the Arrangement by giving written notice to Rubicon, withdrawing the Notice of Dissent, by depositing such notice with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Rubicon Shareholder and will receive such number of New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares, to which he or she is entitled.

If a Shareholder exercises the Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Dissent Right, but does not properly comply with the Dissent Procedures as set out above, or subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares. If a Shareholder duly complies with the Dissent Procedures, then Rubicon shall retain the portion of the New Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares attributable to such Shareholder (the "Non- Distributed New Rubicon, Paragon and CopperCo Common Shares"), and the Non-Distributed New Rubicon, Paragon and CopperCo Common Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

SCHEDULE "M"

(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006

RISK FACTORS

In evaluating the Arrangement, Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to Rubicon, and will apply to Paragon and CopperCo as appropriate after the Effective Date. These risk factors are not a definitive list of all risk factors associated with the business to be carried out by Rubicon and the new companies Paragon and CopperCo.

No known Reserve or Resources

Rubicon properties are in the exploration stage and are without a known body of commercial ore.

Rubicon has no mineral producing properties at this time. Only those mineral deposits that Rubicon can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered "resources" or "reserves." Rubicon has not defined or delineated any proven or probable reserves or resources on any of its properties. Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by Rubicon, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver, copper, cobalt or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.

Development of any of Rubicon's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Rubicon's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which Rubicon has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

Rubicon currently conducts exploration activities in the Canadian Provinces of Ontario, Newfoundland, British Columbia and in the Nunavut Territory and through its majority owned subsidiary, Toquima Minerals Corporation, the States of Alaska and Nevada. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of Rubicon's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Rubicon's operations.

The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

Rubicon is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by Rubicon in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping.

Environmental hazards may exist on Rubicon's properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

On the McFinley property, there are a number of mine structures (head frame, bulk sample process plant) and mine features (unused tailings and settling ponds, rock dumps) which were used by the previous owners to gain underground access and stockpile mill feed. The mill was never operational and the stockpiled feed was never processed. Rubicon conducts on-going general rehabilitation activities to ensure the site is safe and secure. There are no immediate and material environmental concerns or liabilities based on consulting reports from URS Corporation and AMEC Engineering. Relatively minor environmental issues exist that can readily be addressed on final closure of the site. Water quality in the receiving environment meets prevailing norms.

Additional Financing and Agreements with Other Parties

Rubicon has to-date been able to raise sufficient equity financing to undertake and carry out a certain amount of exploration on its principal and other properties. Rubicon also relies on corporate partners to fund a number of its properties in Ontario and Newfoundland. Additional future exploration of Rubicon's properties depends on Rubicon's ability to obtain additional required equity or partner financing.

As of December 31, 2005, Rubicon had cash and cash equivalents of approximately $2.8 million. Working capital at December 31, 2005 was CDN$3.2 million. In 2006, up to June 6, 2006, the Company had raised an additional $12.2 Million from a private placement and the exercise of options and warrants. Rubicon will continue to incur exploration and assessment costs and intends to fund its operations from working capital. Rubicon anticipates that it will incur approximately CDN$4 million in exploration and assessment costs and administrative and other expenditures during the year ending December 31, 2006. Rubicon's ability to continue its future exploration, assessment, and development activities depends in part on Rubicon's ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.

There is no assurance that additional funding will be available to allow Rubicon to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of Rubicon's interest in its mineral properties.

Competition

The resource industry is intensively competitive in all of its phases, and Rubicon competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect Rubicon's ability to acquire suitable producing properties or prospects for exploration in the future.

Title

There is no guarantee that title to properties in which Rubicon has a material interest will not be challenged or impugned. Rubicon's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which Rubicon has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Rubicon's name, the underlying title holder has to assign title to Rubicon once Rubicon satisfies its option agreement obligations. There

are no assurances that the underlying title holder will assign title. As at the date of this Circular, approximately 36% of claims have yet to be recorded in the Rubicon's name.

Governmental Regulation

Exploration activities on the Rubicon's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect Rubicon's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Rubicon is at the exploration stage on all of its properties. Exploration on the Rubicon's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. Rubicon is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, Rubicon is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of Rubicon's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Ontario

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the Province of Ontario where Rubicon holds some of its mineral claims. Rubicon can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing. Rubicon is not required to obtain a work permit for exploration activities on its Ontario properties.

The acts and regulations which guide exploration activity in Ontario are: the Mining Act, the Public Lands Act, the Forest Fire Prevention Act, Lakes and Rivers Improvement Act, Crown Timber Act, Fisheries Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protections Act, and Gasoline Handling Act.

Newfoundland/Paragon

Legislation and regulations implemented by the Newfoundland Department of Mines and Energy directly affect the mining industry in the Province of Newfoundland and Labrador where Rubicon currently holds some of its mineral claims and where Paragon will hold nearly all of its mineral properties. In particular, Rubicon must currently provide prior notice and a description of the planned exploration work and receive written approval before the commencement of the exploration work.

Exploration work which involves mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the work plan has been reviewed by the Department of Mines and Energy and a written exploration approval notice issued, outlining such terms and conditions deemed necessary and prescribed by the Minister.

A License of Occupation under the Newfoundland Lands Act is required for a camp location where use or occupation of the camp is proposed to involve long term, seasonal or permanent use and occupation of the camp, or involves ground disturbance. Any clearing of areas in order to construct camps must comply with the Newfoundland Forestry Act and Regulations, and Rubicon must currently comply with the reclamation requirements pursuant to the Mineral Act.

Pursuant to the Newfoundland Historic Resources Act, if drilling is planned for an area with known archaeological sites, Rubicon may be required to hire an archaeologist to ensure the work does not disturb any sites. No such sites are known to exist on any of Rubicon's existing claims.

The acts and regulations which guide exploration activity in Newfoundland are: the Mineral Act, the Quarry Materials Act, the Mineral Holding Impost Act, the Crown Lands Act, the Forestry Act, the Forestry and Agricultural Act, the Occupational Health and Safety Act and the First Aid Regulations, the Waste Material (Disposal) Act, the Department of Health Act, the Food and Drug Act, the Wildlife Act, the Provincial Parks Act, the Dangerous Goods Transportation Act and the Municipalities Act.

International Risks/CopperCo

See Schedule "K", "Information Concerning CopperCo After the Arrangement - Risk Factors"

Management

Rubicon is dependent upon a number of key directors, officers and employees: J. Garfield MacVeigh, Chairman of the Board; David W. Adamson, President and CEO; Robert G. Lewis, CFO, and, William J. Cavalluzzo, Vice-President —Investor Relations. The loss of any one or more of the named directors, officers and employees could have an adverse effect on Rubicon. Rubicon has entered into management contracts with Mssrs. MacVeigh, Adamson, Lewis and Cavalluzzo. Rubicon does not maintain key person insurance on any of its management. It is expected that Paragon and CopperCo will be similarly dependent on a limited number of key directors, officers and employees.

Conflicts of Interest

Certain directors of Rubicon are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place Rubicon in a worse position than if no conflict existed. The officers and directors of Rubicon are required by law to act honestly and in good faith with a view to the best interests of Rubicon and its Shareholders and to disclose any interest which they may have in any project or opportunity of Rubicon, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director. The directors and officers of Paragon and CopperCo will face similar conflicts.

Foreign Incorporation

Rubicon, Paragon and CopperCo are incorporated under the laws of the Province of British Columbia, Canada and the federal laws of Canada, and all of Rubicon's seven directors and all of its officers and all of Paragon's four directors and all of its officers are residents of Canada, and all of CopperCo's six directors and all of its officers are residents of Canada, United Kingdom or Tanzania. Consequently, it may be difficult for United States investors to effect service of process within the United States upon Rubicon, Paragon or CopperCo or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original lawsuit could be brought successfully in Canada, United Kingdom or Tanzania against any of such persons or Rubicon, Paragon or CopperCo predicated solely upon such civil liabilities.

"Penny Stock" Rules

The Rubicon Common Shares are "penny stock" as defined by the Securities and Exchange Commission, which might affect the trading market for the Rubicon Common Shares. Penny stocks are generally equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges, including AMEX or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Rubicon Common Shares which are considered "penny stock", and therefore make it more difficult to sell those Rubicon Common Shares.

Limited Operating History: Losses

Rubicon has limited experience in mining or processing of metals. Rubicon has experienced, on a consolidated basis, losses in all years of its operations, including losses of $3,644,284, $4,082,836 and $2,312,394 in the years ended December 31, 2005, 2004 and 2003, respectively. Rubicon has no mineral properties in development or production and has no revenues from operations. Rubicon does not anticipate it will earn any revenue in 2006 and anticipates it will incur losses for the foreseeable future. There can be no assurance that Rubicon will operate profitably in the future, if at all. As at December 31, 2005, Rubicon's deficit was $15,841,543.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Rubicon Common Shares fluctuated from a high of $1.66 CAD to a low of $0.64 CAD per share within the twelve month period preceding the date of this Circular. There can be no assurance that the continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at December 31, 2005 and March 27, 2006, there were respectively 4,815,000 (weighted average exercise price of $l.10 per share) and 4,475,000 stock options (average exercise price of $1.10 per share) and 4,815,000 (average exercise price of $1.10 per share) and 4,948,896 warrants (average exercise price of $0.88 per share) outstanding pursuant to which shares may be issued in the future, which will result in further dilution to Rubicon's shareholders and pose a dilutive risk to potential investors.

Risk Associated with the Issuance of Flow-Through Shares

The Company has financed its past exploration activities and operations primarily through the issuance of equity, including flow-through shares and Paragon is proposing to issue flow-through shares as pert of the Paragon Financing. Under the ITA, exploration companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement and to flow-through or "renounce" the related tax deduction to the investor. The

proceeds from the issuance of flow-through shares must be expended on "qualifying expenditures," which are related to mineral exploration.

In general, in such circumstances Rubicon agrees to incur certain qualifying expenditures and to renounce the related tax deduction to the investor within the time frame specified in the given agreement. In the event that Rubicon is unable to make the renunciation or fails to expend the funds on qualifying expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and Rubicon could be liable to the investor for damages in an action for breach of contract. However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance. The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of Rubicon to renounce the contracted qualifying expenditures. In addition, Rubicon could be required to pay a penalty and interest to Canada Revenue Agency for failure to make and renounce such qualifying expenditures.

Although Rubicon and Paragon believe they will make the qualifying expenditures based on its current operating plan and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that Rubicon or Paragon will make the qualifying expenditures or renounce such deductions in a timely manner. The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Rubicon's or Paragon's business or its ability to raise additional financing through the issuance of flow-through shares.

Dividend Record Policy

Rubicon has not paid any dividends since incorporation and neither it, Paragon nor CopperCo has any present intention of paying dividends on their Shares as they anticipate that all available funds will be invested to finance the growth of their businesses. The directors of Rubicon, Paragon and CopperCo will determine if and when dividends should be declared and paid in the future based on the their respective financial positions at the relevant time. All of the Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares are entitled to an equal share of any dividends declared and paid.

Tax consequences based on valuations obtained by Rubicon

The anticipated tax consequences of the proposed transaction to Rubicon and its shareholders are based on estimates of the fair market value of Rubicon's assets which were obtained by Rubicon from and independent third party valuator. The valuation obtained from the valuator are not binding on the Canada Revenue Agency and if the Canada Revenue Agency disagrees with these valuations, the tax consequences to both Rubicon and its Shareholders may differ from those set out herein.

Potential adverse tax consequences to annuitas of RRSP's and RRIF's and to DPSP's and RESP's which acquire Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares

In the event Paragon and/or CopperCo does not obtain a listing on either the TSX or the TSX-V or the Rubicon Common Shares are not listed on the TSX or AMEX, its shares may not be qualified investment of a registered retirement savings plan ("**RRSP**"), a registered retirement income fund ("**RRIF**'), a deferred profit sharing plan ("**DPSP**") or a registered education savings plan ("**RESP**") and adverse tax consequences will arise.

Failure to obtain Advance Tax Ruling

The completion of the Arrangement is subject to, among other things, Rubicon obtaining the Tax Ruling from the Canada Revenue Agency (the "**CRA**") in form and substance satisfactory to Rubicon and Africo, with respect to certain income tax consequences of the Arrangement. There may be disagreements with the CRA with respect to certain tax consequences associated with the Arrangement. There can be no assurance that the Tax Ruling will be obtained or that it will be satisfactory to Rubicon or Africo. **Shareholders should consult their own tax and legal advisors for advice with respect to the income tax and other consequences associated with their acquisition of securities under the Arrangement.**

Dissenting Shareholders

If Rubicon receives Notice of Dissent from Shareholders holding greater than 1% of the outstanding Rubicon Common Shares management of Rubicon may at their option not implement the Plan of Arrangement.

Failure to obtain Court, Shareholder, TSX and/or AMEX approval to the Plan of Arrangement

The Plan of Arrangement is subject to the approval of the Shareholders, TSX, AMEX and the Supreme Court of the Province of British Columbia. There is no assurance that the Shareholders, TSX, AMEX and the Supreme Court of British Columbia will approve the Plan of Arrangement. If Rubicon does not receive approval from all parties Rubicon will not proceed with the Plan of Arrangement.

The Plan of Arrangement may not produce the anticipated benefits

Notwithstanding that Rubicon completes the Plan of Arrangement the reasons for the Plan of Arrangement and the anticipated benefits may not materialize.

SCHEDULE "N"

(to the Management Information Circular of Rubicon Minerals Corporation, dated July 7, 2006)

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Comments

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1. Board of Directors	
(a) Disclose the identity of directors who are independent.	(a) Rubicon has four independent directors, namely: Philip S. Martin, John R. Brodie, Kevin D. Sherkin and Chris Bradbrook. These directors are considered independent under AMEX Rule 121(b).
(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	(b) Rubicon has three non-independent directors, namely: J. Garfield MacVeigh, Chairman, David W. Adamson, President & CEO, both employed full time by Rubicon and David R. Reid, legal counsel to Rubicon.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.	(c) The board of directors consists of a majority of directors who are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	(d) The following directors are presently also directors of other reporting issuers as listed: • J. Garfield MacVeigh: Toquima Minerals Corporation (not listed) and Constantine Metal Resources Ltd. (not listed) • David W. Adamson: Toquima Minerals Corporation (not listed) • David R. Reid: Far West Mining Ltd. (TSX); Western Prospector Group Ltd. (TSX-V); Ross River Minerals Inc. (TSX-V) and Harbour Pacific Minerals Inc. (not listed) • John R. Brodie: Far West Mining Ltd. (TSX); Copper Belt Resources Ltd. (CNQ); Pacific Safety Products Ltd. (TSX-V); Silver Standard Resources Inc. (TSX) and trustee, AgGrowth Income Fund (TSX), Western Canadian Coal Corp. (TSX) • Philip S. Martin: Asia Now Resources Corp. (TSX-V); Aura Gold Inc. (not listed); Beta Minerals Inc. (TSX-V); High Plains Uranium, Inc. (TSX); Maximus Ventures Ltd. (TSX-V); Southern Era Diamonds Inc. (TSX) • Chris Bradbrook: New Gold Inc. (TSX, AMEX)

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of Rubicon's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	e) The independent directors of the board hold at least one meeting per year in which non-independent directors and members of management are not in attendance and as many more such meetings as are deemed necessary. The independent directors have held 2 meetings since the beginning of the 2005 fiscal year. Those two meeting were on June 14 and June 28, 2006.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	(f) The Chairman of the Board, J. Garfield MacVeigh, is not an independent director. As Chair, J. Garfield MacVeigh is responsible for chairing all meetings of the board of directors for which he is present.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of Rubicon's most recently completed financial year.	(g) The board of directors of Rubicon has held 8 meetings since the beginning of Rubicon's most recently completed financial year. The attendance record for its seven directors is: • J. Garfield MacVeigh: 8 • David W. Adamson: 8 • David R. Reid: 6 • John R. Brodie: 6 (appointed as a director on January 27, 2006 and has attended all meetings since his appointment) • Philip S. Martin: 7 • Kevin D. Sherkin: 6 (appointed as a director on January 27, 2006 and has attended all meetings since his appointment) • Chris Bradbrook: 3 (appointed as a director on December 14, 2005 and has attended all meetings since his appointment)
2. Board Mandate	
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board has a written mandate as set out in its Corporate Governance Policy attached hereto as Exhibit A.
3. Position Descriptions	
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written positions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	(a) Because of the small size of the board, the board has not developed written position descriptions for the chair and the chair of each board committee. While Rubicon has not created written position descriptions, the role and responsibilities of the chair of the board and the chair or each board committee are delineated in Rubicon's Corporate Governance Guidelines.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	(b) The board and CEO have not developed a written position description for the CEO. However, the directors are kept fully informed of management actions that have a material impact on the operation and performance of Rubicon. All material contracts and agreements are put before the directors for approval and/or ratification. The board has charged the CEO with the responsibilities for the day to day running of Rubicon and to propose strategic direction, policies and financial goals for the review, consideration and approval of the board.
4. Orientation and Continuing Education	
(a) Briefly describe what measures the board takes to orient new directors regarding: (i.) the role of the board, committees and its directors; and (ii) the nature and operation of Rubicon's business.	(a) The Chief Financial Officer is responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with Rubicon's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors. Each director is encouraged to visit one of Rubicon's significant properties at least once every two years.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	(b) The Chief Financial Officer is responsible for periodically providing materials for all directors on subjects relevant to their duties as directors of Rubicon.
5. Ethical Business Conduct	
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the written code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and (iii) provide cross-reference to any material change report filed since the beginning of Rubicon's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	(a) Rubicon has a written code of ethical business conduct for its directors, officers and employees.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreement in respect of which a director or executive officer has a material interest.	(b) Under Rubicon's Corporate Governance Guidelines, the directors are required to disclose to the board (and to any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the board or committee for approval. The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter. Disclosed conflicts of interest will be documented in the minutes of the meeting.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	(c) The board of directors has instructed Rubicon to circulate Rubicon's Code of Business Conduct and Ethics, Corporate Disclosure Policy, Insider Trading Policy and Whistleblower Policy to all officers and employees of Rubicon and, where appropriate, to third parties with a connection to Rubicon.
6. Nomination of Directors	
(a) Describe the process by which the board identifies new candidates for board nomination.	(a) The process by which the board identifies new candidates for board nomination is provided in Rubicon's Corporate Governance Guidelines and the Nominating Committee Charter. When a board vacancy occurs or is contemplated, the Nominating Committee will recommend qualified individuals for nomination to the board.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	(b) The Board has appointed a Nominating Committee composed of John R. Brodie, Kevin D. Sherkin and Philip S. Martin, each of whom is an independent director.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	(c) The Nominating Committee Charter provides that: • the Nominating Committee's responsibilities are to review on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs. In addition, on an annual basis, the Committee will assess the Board's compliance with laws and policies relating to the independence of certain Board members. • The Board has delegated to the Nominating Committee the authority set out in the Nominating Committee Charter which includes the Committee forming and delegating authority to sub-committees and the Nominating Committee retaining persons having special competencies to assist the Committee in fulfilling its responsibilities. • The process to be taken by the Nominating Committee for nomination of candidates for election to the Board include the Nominating Committee identifying the need to add new Board members, with careful consideration of the mix of qualifications, skills and experiences represented on the Board; the chair of the Nominating Committee coordinates the search for qualified candidates with input from management and other Board members; the Nominating Committee may engage a search firm to assist in identifying potential nominees; prospective candidates are interviewed; the Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate based on its judgment as to which candidate will best serve the interest of the Company's shareholders.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
7. Compensation	
(a) Describe the process by which the board determines the compensation for Rubicon's directors and officers.	(a) Rubicon's Compensation Committee assesses performance and determines the remuneration of senior officers. The Compensation Committee also administers Rubicon's stock option plan. The Compensation Committee may recommend to the board the granting of stock options to directors of Rubicon as well as determine directors fees, if any, from time to time. Directors may also be compensated in cash and/or equity for their expert advice and contribution towards the success of Rubicon. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to Rubicon; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	(b) Rubicon's Compensation Committee is comprised of Chris Bradbrook (Chair), Philip S. Martin and John R. Brodie, each of whom is considered "independent" as that term is defined in MI 52-110 and under AMEX Rule 805.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c) The role of the Compensation Committee is primarily to administer Rubicon's stock option plan and to determine the remuneration of senior officers of Rubicon.
(d) If a compensation consultant or advisor has, at any time since the beginning of Rubicon's most recently completed financial year, been retained to assist in determining compensation for any of Rubicon's director's and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	(d) Roger Gurr & Associates was retained to review executive and outside director compensation and to report to the Compensation Committee to assist in the development of an appropriate compensation strategy for executives and outside directors. The report to the Compensation Committee was dated March 8, 2005.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The board also has a committee called the Corporate Governance Committee. The primary functions of this committee are to review the Corporate Governance Guidelines on an annual basis and if considered appropriate by the committee, to suggest changes to the Board of Directors; to review whether any director who has a change of employer or primary occupation or whose occupational responsibilities are substantially changed from when the director was elected to the board (excluding retirement) should resign as a director and make the appropriate recommendations to the board considering whether or not the new occupation of the director is consistent with the specific rationale for originally selecting that individual as a director of Rubicon; to review critically each director's continuation on the board every year, to establish a process for the evaluation of the performance of the board and each of its committees and such other tasks as may be assigned to the committee by the board from time to time.
9. Assessments Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly assessed with respect to their effectiveness and contribution. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Corporate Governance Committee Charter provides that the committee shall review critically each director's continuation on the board every year considering among other things, a director's service on other boards and the time involved in such other service, and establish a process for the evaluation of the performance of the board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the board and the results of this evaluation.

CORPORATE GOVERNANCE GUIDELINES

The following Corporate Governance Guidelines have been approved by the Board of Directors (the "**Board**") of Rubicon Minerals Corporation (the "**Company**"), and along with the charters and key practices of the committees of the Board, provide the framework for the governance of the Company.

1. MISSION AND PRIMARY RESPONSIBILITIES OF THE BOARD

The mission of the Board is to oversee the business affairs of the Company in order to ensure the long-term financial strength of the Company and the creation of enduring shareholder value. The Board must also maintain a sense of responsibility to the Company's customers, employees, suppliers and the communities in which it operates.

The primary responsibilities of the Board are to:

i. develop, monitor and, where appropriate, modify the Company's strategic plan;

ii. review and, where appropriate, approve the financial and business goals and objectives, major corporate actions and internal controls of the Company;

iii. regularly monitor the effectiveness of management policies and decisions;

iv. select, evaluate and compensate the Chief Executive Officer (the "**CEO**") and other senior officers and review management succession planning;

v. assess major risks facing the Company and review options for their mitigation;

vi. ensure that the Company's business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations;

vii. review, with input from the Audit Committee, the financial performance and financial reporting of the Company and assesses the scope, implementation and integrity of the Company's internal control systems;

viii. appoint the officers of the Company, ensuring that they are of the calibre required for their roles and planning their succession as appropriate from time to time; and

ix. establish and oversee committees of the Board as appropriate, approve their mandates and approve any compensation of their members.

2. DIRECTOR QUALIFICATIONS AND SELECTION

2.1 Board and Director Requirements

The directors will be elected each year by the shareholders at the annual meeting of shareholders. The Board will propose a slate of nominees to the shareholders for election to the Board at such meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next such meeting.

Each director should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interest of the shareholders; (c) relevant business or professional experience; and (d) sufficient time to effectively fulfill duties as a Board member. The Nominating Committee will endeavour to recommend qualified individuals to the Board who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

The Board will have a majority of directors who meet the criteria for independence as defined in National Instrument 58-201, *Corporate Governance Guidelines* and by the rules of the American Stock Exchange, each as may be amended or replaced from time to time, and any other applicable laws, rules and regulations that may apply to the Company from time to time. The rules of the American Stock Exchange presently require that at least three of the independent directors satisfy its audit committee independence requirements.

3. BOARD LEADERSHIP AND TERM

3.1 Board Leadership

The Board selects the Chairman of the Board ("Chairman") in the manner and based on the criteria that it deems best for the Company at the time of selection. The role of the Chairman and Chief Executive Officer should be separate, where possible. Unless the Chairman is an independent director, or if there is no Chairman appointed, the Board will have a designated lead director of the Board, who will meet the Company's independence criteria. The lead director will (a) preside over all meetings of the Board at which the Chairman, if any, is not present, including non-management directors meetings; (b) serve as liaison with the other independent directors; (c) consult with the CEO regarding meeting agendas and information sent to the Board; and (d) notify other members of the Board regarding any legitimate shareholder concerns of which he or she becomes aware.

3.2 Directors' Tenure Policy

The Board believes that it is in the best interests of the Company that any management director whose employment at the Company terminates for any reason (including normal retirement) is expected to promptly resign from the Board, unless expressly agreed otherwise in advance.

3.3 Term Limits and Re-election

The Board does not believe it is appropriate or necessary to limit the number of terms a director may serve because of the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, the Corporate Governance Committee will review critically each director's continuation on the Board every year.

3.4 Changes to the Board

Changes to the Board will be announced by press release.

4. DUTIES OF BOARD MEMBERS

4.1 Director Responsibilities

All directors must exercise their business judgment to act in a manner they reasonably believe to be in the best interest of the Company and its shareholders. Directors must be willing to devote sufficient time and effort to learn the business of the Company, and must ensure that other commitments do not materially interfere with service as a director. In discharging their obligations, directors are entitled to rely on management and the advice of the Company's outside advisors and auditors, but must at all times have a reasonable basis for such reliance. Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

The directors are entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by law, the Company's charter documents and any indemnification agreements.

4.2 Service on Other Boards

The Company recognizes that its directors benefit from service on boards of other companies, so long as such service does not significantly conflict with the interests of the Company. The Nominating Committee will take into account the nature of and time involved in a director's service on other boards in evaluating the suitability of individual directors for election (or re-election).

Directors should advise the Chairman, if any, or the designated lead director, and the chairman of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another company which is a potential competitor of the Company.

4.3 Conflicts of Interest

Directors are required to disclose to the Board (and any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval. The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter. Disclosed conflicts of interest will be documented in the minutes of the meeting.

If a director has any significant conflict of interest with the Company that cannot be resolved, the director will promptly resign.

4.4 Company Loans and Corporate Opportunities

The Company will not make any personal loans or extensions of credit to directors or executive officers of the Company.

A director that possesses a business opportunity related to the Company's business shall make such business opportunity available to the Company. The director may pursue the business opportunity for the director's own account or on the account of another if the Company informs the director in writing that the Company will not pursue the opportunity.

4.5 Director Orientation and Continuing Education

The Chief Financial Officer will be responsible for providing an orientation for new directors, and for periodically providing materials for all directors on subjects relevant to their duties as directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its internal and independent auditors.

Each director is encouraged to visit one of the Company's significant properties at least once every two years.

4.6 Share Ownership Guidelines

All directors are encouraged to have a significant long-term financial interest in the Company, but no director is required to be a shareholder of the Company.

5. BOARD COMPENSATION

5.1 Directors' Fees

Directors are entitled to receive reasonable directors' fees and other compensation for their services as directors and committee members as may be determined from time to time by the Compensation Committee and the Board, as well as reimbursement of expenses incurred on Company business or in attending Board or committee meetings.

5.2 Additional Compensation

In addition to directors' fees, directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

6. BOARD MEETINGS AND COMMUNICATIONS

6.1 Attendance at Meetings

The number of scheduled Board meetings will vary with the circumstances, but the Board will meet at least once every financial quarter including following the annual meeting of shareholders held each year. In addition, special Board meetings will be called as necessary. Directors should make reasonable efforts to attend all meetings of the Board and of all Board committees upon which they serve. Any director candidate nominated for election at the annual meeting of shareholders is expected to attend such shareholders' meeting.

6.2 Board Agendas

The Chairman, if any, or the designated lead director, will establish the agenda for each Board meeting in advance. Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting. The Board will review the Company's long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year.

6.3 Board Material Distribution

Meeting agendas and other materials for review, discussion and/or action of the Board should, to the extent practicable, be distributed sufficiently in advance of meetings to allow time for review prior to the meeting. Directors are required to review such materials before Board meetings to enable a full discussion at the meetings.

Presentations to the Board may rely on directors having reviewed information set forth in the briefing materials, thus allowing more time for discussion, clarification and feedback.

6.4 Access to Management and Independent Advisors

Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.

The Board has the power to hire independent legal, financial or other advisors as it may deem necessary.

6.5 Executive Sessions of Non-Management Directors

Non-management directors will meet in executive session at a scheduled Board meeting at least once per year and special meetings can be called as often as necessary. The Board will designate a lead independent director to lead such sessions. Minutes of each meeting must be prepared.

6.6 Communications with Interested Parties

Any interested party that is not an employee, officer or director of the Company, who desires to contact the Company's lead director or the other members of the Board may do so by writing to the Corporate Secretary, Rubicon Minerals Corporation, Suite 1540 – 800 West Pender Street, Vancouver, BC V6C 2V6. Any such communication should state the number of shares of the Company beneficially owned by the party making the communication, if such interested party owns shares. The Corporate Secretary will forward to the lead director any such communication addressed to him or to the Board generally, and will forward such communication to other directors (including all non-management directors), as appropriate, provided that such communication addresses a legitimate business issue. For any communication relating to accounting, auditing or fraud, such communication will be forwarded immediately to the chairman of the Audit Committee.

7. EVALUATION AND SUCCESSION

7.1 Annual Performance Evaluation

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Corporate Governance Committee will establish a process for the evaluation of the performance of the Board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the Board on the results of this evaluation.

7.2 CEO Evaluation

The Compensation Committee will conduct an annual review of the CEO's performance. The Board will review the Compensation Committee's report in order to ensure that the CEO is providing the best leadership for the Company. The evaluation should be based on criteria including performance of the business, accomplishment of long-term strategic objectives, the handling of extraordinary events and development of management. The criteria should ensure that the CEO's interests are aligned with the long-term interests of the Company's shareholders. The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the CEO. In the absence of a Compensation Committee, the Board (excluding the CEO, if he or she is a director), will conduct the review of the CEO's performance.

7.3 Management Succession

The Compensation Committee should make an annual report to the Board on succession planning which should include policies and principles for CEO selection and performance review as well as policies regarding succession

in the event of an emergency or the retirement of the CEO. The entire Board will work with the Compensation Committee to evaluate and nominate potential successors to the CEO. In the absence of a Compensation Committee, the Board should perform these functions.

8. BOARD COMMITTEES

8.1 Committee Structure

The Board will have at all times an Audit Committee, a Corporate Governance Committee and a Compensation Committee unless the Board otherwise determines. The Board may from time to time establish additional committees as necessary or appropriate, such as a Nominating Committee, delegating to such committees all or part of the Board's powers. Such additional committees will have a number of independent members as is required to meet the requirements of any applicable laws, rules and regulations and this Corporate Governance Guidelines. In general, committees of the Board are utilized to focus on issues that may require in-depth scrutiny. All significant findings of a committee are presented to the full Board for discussion and review.

8.2 Corporate Governance Committee

The Corporate Governance Committee should be composed of at least a majority of independent directors, and the remaining members may be non-management directors. The Corporate Governance Committee should review these Guidelines on an annual basis or as otherwise needed, and make recommendations to the Board of any suggested changes. The Corporate Governance Committee is responsible for administering the Company's Code of Business Conduct and Ethics, and will perform such other tasks as indicated in this Policy, or as assigned by the Board from time to time. In the event the Board determines to discontinue the Corporate Governance Committee, functions described herein as functions of the Corporate Governance Committee shall be performed by the non-management directors of the Company or a committee composed of such directors, as directed by the Board.

8.3 Compensation Committee

The Compensation Committee should be composed entirely of independent directors. In the event the Board determines to discontinue the Compensation Committee, functions described herein as functions of the Compensation Committee shall be performed by the disinterested directors of the Company, unless otherwise stated herein.

8.4 Nominating Committee

If the Board appoints a Nominating Committee, such committee should be composed entirely of independent directors. The Nominating Committee should review with the Board, on an annual basis, the appropriate skills and characteristics required by Board members in the context of the current make-up of the Board, and the Nominating Committee will endeavour to recommend qualified individuals who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

8.5 Committee Charters and Responsibilities

Each key committee will have its own charter. The charters will establish the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each committee will annually evaluate its performance.

8.6 Committee Agendas

The chairman of each committee, in consultation with the committee members will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The chairman of each committee, in consultation with the appropriate members of the committee and management, will develop the committee's agenda.

8.7 Compensation of Committee Members

The members of committees are entitled to receive such fees as the Board determines.

8.8 Advisors

The Audit Committee, the Corporate Governance Committee and the Compensation Committee each have the power to hire independent legal, financial or other advisors as they may deem necessary upon approval by the Board of a budget for such services. Any other committee has the power to hire independent legal, financial or other advisors as they deem necessary, with approval of the Board.

9. CODE OF BUSINESS CONDUCT AND ETHICS

All directors, officers and employees will comply with the Company's Code of Business Conduct and Ethics, which reaffirms with Company's high standards of business conduct. The Code of Business Conduct and Ethics is part of the Company's continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity. In the unlikely event of a waiver, any such waivers of this Code for directors or officers will be approved by the Corporate Governance Committee and such waiver will be properly disclosed by shareholders as required by law.

10. MISCELLANEOUS

These guidelines are not intended to modify, extinguish or in any other manner limit the indemnification, exculpation and similar rights available to the directors of the Company under applicable law and/or the Company's articles and/or its charter documents. Although these Corporate Governance Guidelines have been approved by the Board, it is expected that these guidelines will evolve over time as customary practice and legal requirements change. In particular, guidelines that encompass legal, regulatory or exchange requirements, as they currently exist will be deemed to be modified as and to the extent such legal, regulatory or exchange requirements are modified. In addition, the guidelines may also be amended by the Board at any time as it deems appropriate.

Nothing in these guidelines should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws. Conversely, nothing in these guidelines should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.

Approved and Adopted by the Board Effective December 30, 2005.

Industry Canada | Industrie Canada

Restated Certificate of Incorporation

Certificat de constitution à jour

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

AFRICO RESOURCES LTD.

Name of corporation-Dénomination de la société

435867-8

Corporation number-Numéro de la société

I hereby certify that the articles of incorporation of the above-named corporation were restated under section 180 of the *Canada Business Corporations Act* as set out in the attached restated articles of incorporation.

Je certifie que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de l'article 180 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les statuts mis à jour ci-joints.

Richard G. Shaw
Director - Directeur

December 8, 2006 / le 8 décembre 2006

Effective Date of Restatement -
Date d'entrée en vigueur de la mise à jour

Canada

Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 7
RESTATED ARTICLES OF INCORPORATION
(SECTION 180)

FORMULAIRE 7
STATUTS CONSTITUTIFS MIS À JOUR
(ARTICLE 180)

1 — Name of the Corporation - Dénomination sociale de la société	Corporation No - N° de la société
Africo Resources Ltd.	435867-8

2 — The province or territory in Canada where the registered office is situated / La province ou le territoire au Canada où est situé le siège social

British Columbia - Colombie Britannique

3 — The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

An unlimited number of Common shares

4 — Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

5 — Number (or minimum and maximum number) of directors / Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum 1; Maximum 9

6 — Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 — Other provisions, if any / Autres dispositions, s'il y a lieu

(a) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors will not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

(b) A meeting of shareholders may be held outside Canada at any location to be determined by the directors.

These restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation.

Cette mise à jour des statuts constitutifs démontre exactement, sans changement substantiel, les dispositions correspondantes des statuts constitutifs modifiés qui remplacent les statuts constitutifs originaux.

Signature	Printed Name - Nom en lettres moulées	8 — Capacity of - En qualité de	9 — Tel. No. - N° de tél.
[signature]	Christopher Theodoropoulos	Senior Officer	604-605-4298

FOR DEPARTMENTAL USE ONLY / À L'USAGE DU MINISTÈRE SEULEMENT

DEC 08 2006

Canada

Industry Canada Industrie Canada

Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) LCSA concernée(s)	Corporation number - Numéro de la société
Paragon Minerals Corporation	**435868-6**
CopperCo Resource Corp.	**435867-8**

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the *Canada Business Corporations Act*.

Je certifie que l'arrangement mentionné dans les clauses d'arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*

Richard G. Shaw
Director - Directeur

December 8, 2006 / le 8 décembre 2006

Date of Arrangement - Date de l'arrangement

Canada

Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 14.1 ARTICLES OF ARRANGEMENT (SECTION 192)

FORMULAIRE 14.1 CLAUSES D'ARRANGEMENT (ARTICLE 192)

1 -- Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s)	2 -- Corporation No.(s) - N°(s) de la(des) société(s)
PARAGON MINERALS CORPORATION COPPERCO RESOURCE CORP.	435868-6 435867-8
3 -- Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la(des) société(s) dont les statuts sont modifiés le cas échéant	4 -- Corporation No.(s) - N°(s) de la(des) société(s)
PARAGON MINERALS CORPORATION COPPERCO RESOURCE CORP.	435868-6 435867-8
5 -- Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant	6 -- Corporation No.(s) - N°(s) de la(des) société(s)
N/A	
7 -- Name of the dissolved corporation(s), if applicable Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant	8 -- Corporation No.(s) - N°(s) de la(des) société(s)
N/A	
9 -- Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant	10 -- Corporation No.(s) or Jurisdiction of Incorporation N°(s) de la(des) société(s) ou loi sous le régime de laquelle elle est constituée
See attached Schedule A	See attached Schedule A

11 -- In accordance with the order approving the arrangement - Conformément aux termes de l'ordonnance approuvant l'arrangement

a ☑ The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d arrangement ci-joint

The name of COPPERCO RESOURCE CORP. is changed to AFRICO RESOURCES LTD.

La dénomination sociale de ______ est modifiée pour ______

b ☐ The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d'arrangement ci-joint

c ☐ The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d'arrangement ci-joint

d ☑ The plan of arrangement attached hereto, involving the above named body(ies) corporate is hereby effected
Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

Signature	Printed Name - Nom en lettres moulées	12 -- Capacity of - En qualité de	13 -- Tel. No. - N° de tél.
	See attached Schedule B		

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

DEC 08 2006

IC 3189 (2003/06)

Canada

Schedule A

9 Name of other corporations involved, if applicable	10 Corporation No (s) of Jurisdiction of Incorporation
Rubicon Minerals Corporation Africo Resources Ltd.	Province of British Columbia Province of British Columbia

Schedule B

Signature	Printed Name-Nom en lettres moulees	12. Capacity of - En qualite de	13. Tel No -No. de tel
	Michael Vande Guchte	President, Paragon	604-623-3333
✓	Christopher Theodoropoulos	Chairman, CopperCo	604-605-4298

DEC 08 2006

Schedule B

Signature	Printed Name-Nom en lettres moulees	12. Capacity of - En qualite de	13 Tel No -No de tel
	Michael Vande Guchte	President, Paragon	604-623-3333
	Christopher Theodoropoulos	Chairman, CopperCo	604-605-4298

DEC 08 2006

Appendix I to the Arrangement Agreement made as of the 6th day of July, 2006, amended and restated as of the 8th day of August, 2006, and further amended and restated as of the 29th day of September, 2006, and the 22nd day of November, 2006 among Rubicon Minerals Corporation, Paragon Minerals Corporation, CopperCo Resource Corp. and Africo Resources Ltd.

PLAN OF ARRANGEMENT UNDER SECTIONS 288 - 299

OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

AND UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "**Africo**" means Africo Resources Ltd., a corporation incorporated under the BCBCA;

(b) "**Africo Compensation Option**" means a compensation option or options to be granted by Africo and CopperCo to the agent or agents under the CopperCo/Africo Financing, which compensation option shall automatically convert, under this Plan of Arrangement, into the CopperCo Broker Warrants;

(c) "**Africo Convertible Notes**" means, collectively, the Africo Convertible Share Notes and the Africo Convertible Unit Notes;

(d) "**Africo Convertible Share Notes**" means convertible promissory notes issued by Africo pursuant to the Bridge Loan, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into common shares of Africo or CopperCo at a price equal to 85% of the price at which such common shares are offered in a Qualifying Financing;

(e) "**Africo Convertible Unit Notes**" means convertible promissory notes issued by Africo, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units of CopperCo as are offered pursuant to the Qualifying Financing at a price of $4 00 per unit, each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(f) **"Africo Meeting"** means the special meeting of the Africo Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(g) **"Africo Options"** means the outstanding stock options of Africo entitling the holders to purchase Africo Shares in accordance with the terms and conditions thereof;

(h) **"Africo Shareholder"** means a holder of Africo Shares;

(i) **"Africo Shares"** means the common shares without par value in the capital of Africo as currently constituted;

(j) **"Africo Subscription Receipts"** means subscription receipts which may be sold by Africo and CopperCo pursuant to the CopperCo/Africo Financing, with each Africo Subscription Receipt entitling the holder to receive, upon deemed exercise and for no additional consideration, one CopperCo Common Share and one-half of one CopperCo Warrant;

(k) **"Aggregate Exchange Trading Price"** means the amount equal to the aggregate of the results obtained when the Trading Price of a New Rubicon Common Share and a Common Share of Paragon or CopperCo is multiplied by the respective Exchange Number for the company issuing the share;

(l) **"AMEX"** means the American Stock Exchange;

(m) **"Arrangement"** means the statutory arrangement involving Rubicon, the Rubicon Shareholders, Paragon, CopperCo, Africo and the Africo Shareholders proposed under the provisions of sections 288 to 299 of the BCBCA and section 192 of the CBCA, on the terms and conditions set out in this Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

(n) **"Arrangement Agreement"** means the arrangement agreement made as of the 6th day of July 2006 between Rubicon, Paragon, CopperCo and Africo to which this Plan of Arrangement is attached as Appendix I, as the same may be supplemented or amended from time to time;

(o) **"Assignment and Assumption Agreement"** means the assignment and assumption agreement among Rubicon and Paragon which more particularly describes the Paragon Transferred Assets which are to be transferred from Rubicon to Paragon;

(p) **"BCBCA"** means the *Business Corporations Act* (British Columbia);

(q) **"Business Day"** means any day, which is not a Saturday or a Sunday, or a statutory holiday in British Columbia;

(r) "**Bridge Loan**" means the bridge loan made by certain current Africo Shareholders and other investors to Africo in the principal amount of up to $5 million by way of issuance of Africo Convertible Notes;

(s) "**CBCA**" means the *Canada Business Corporations Act*;

(t) "**Circular**" means the definitive form, together with any amendments thereto, of the management proxy circular of Rubicon to be prepared and sent to the Rubicon Shareholders in connection with the Rubicon Meeting;

(u) "**Compensation Options**" means the compensation options issued by Rubicon on August 16, 2005, with each option entitling the holder to purchase a unit consisting of one Rubicon Common Share and one-half of a warrant to purchase an additional Rubicon Common Share;

(v) "**CopperCo**" means CopperCo Resource Corp., a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(w) "**CopperCo Broker Units**" means units issuable on exercise of the CopperCo Broker Warrants, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Broker Unit Warrant;

(x) "**CopperCo Broker Unit Warrants**" means warrants of CopperCo which shall be exercisable to purchase one CopperCo Common Share at an exercise price of $5.00 for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Broker Unit Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Unit Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(y) "**CopperCo Broker Warrants**" means the non-transferable broker warrants of CopperCo which shall be issued on the automatic conversion of the Africo Compensation Option and which shall be exercisable to purchase that number of CopperCo Broker Units which is equal to 6% of the number of Africo Subscription Receipts sold under the CopperCo/Africo Financing at an exercise price of $4.00 per unit for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo

Financing, CopperCo may accelerate the expiry date of the CopperCo Broker Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(z) "**CopperCo Commitment**" means the covenant of CopperCo described in section 3.2 to issue CopperCo Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(aa) "**CopperCo Common Shares**" means the common shares in the capital of CopperCo which CopperCo is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 2 Special Shares in exchange for such Rubicon Series 2 Special Shares, (ii) to holders of Africo Subscription Receipts on the deemed exercise of the Africo Subscription Receipts, and (iii) to the Africo Shareholders other than Rubicon in exchange for the Remaining Africo Shares;

(bb) "**CopperCo Convertible Notes**" means, collectively, the CopperCo Convertible Share Notes and the CopperCo Convertible Unit Notes;

(cc) "**CopperCo Convertible Share Notes**" means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Share Notes in exchange for the Africo Convertible Share Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Share Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into CopperCo Common Shares at a price of $3.40 per share;

(dd) **CopperCo Convertible Unit Notes**" means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Unit Notes in exchange for the Africo Convertible Unit Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Unit Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units at a price of $4.00 per unit, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(ee) "**CopperCo Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the CopperCo Transferred Assets;

(ff) "**CopperCo Note**" means the demand, non-interest bearing promissory note to be issued by CopperCo to Rubicon having a principal amount and aggregate fair market value equal to the CopperCo Net Fair Market Value;

(gg) **"CopperCo Options"** means the rights (whether or not vested) to purchase CopperCo Common Shares which will be issued pursuant to the Plan of Arrangement;

(hh) **"CopperCo Preferred Shares"** means the special preferred shares of CopperCo which are to be issued under the Arrangement to Rubicon in exchange for the CopperCo Transferred Assets, which will have a value equal to the CopperCo Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(ii) **"CopperCo Transferred Assets"** means the Rubicon Africo Shares, which are to be transferred by Rubicon to CopperCo pursuant to the Plan of Arrangement;

(jj) **"CopperCo Warrants"** means common share purchase warrants of CopperCo, each entitling the holder to purchase one CopperCo Common Share at a price of $5.00 per share for a term of 18 months from the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of the closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Warrants by giving notice to the holders thereof, and in such case the CopperCo Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(kk) **"Court"** means the Supreme Court of the Province of British Columbia;

(ll) **"Dissenting Africo Shares"** means Africo Shares held by an Africo Dissenting Shareholder, as described in Article 6;

(mm) **"Dissenting Rubicon Shares"** means Rubicon Common Shares held by a Rubicon Dissenting Shareholder, as described in Article 5;

(nn) **"Dissenting Shares"** means, collectively, Dissenting Rubicon Shares and Dissenting Africo Shares;

(oo) **"Effective Date"** means the date on which the Arrangement becomes effective in accordance with the provisions of the Arrangement Agreement and the provisions of the BCBCA and the CBCA;

(pp) **"Effective Time"** means 12:01 am, Vancouver time, on the Effective Date;

(qq) **"Exchange Number"** means the number or fraction, as the case may be, of a New Rubicon, Paragon or CopperCo Common Share to be received by a Rubicon Shareholder in exchange for every Rubicon Common Share pursuant to the General Exchange Ratio;

(rr) "**Exercise Price**" means the varying exercise prices of the outstanding Rubicon Options;

(ss) "**Final Order**" means the final order of the Court approving the Arrangement pursuant to the BCBCA and the CBCA;

(tt) "**General Exchange Ratio**" means, for each Rubicon Common Share,

- one whole New Rubicon Common Share,
- one-sixth of a Paragon Common Share; and
- a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio;

(uu) "**holder**" means, when not qualified by the adjective "registered", the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities register of Rubicon, Paragon, CopperCo or Africo, as the case may be;

(vv) "**ITA**" means the *Income Tax Act* (Canada), as amended;

(ww) "**Meetings**" means, collectively, the Africo Meeting and the Rubicon Meeting;

(xx) "**Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of certain assets;

(yy) "**New Rubicon Common Shares**" means common shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares;

(zz) "**New Rubicon Options**" means the rights (whether or not vested) to purchase New Rubicon Common Shares which will be issued pursuant to the Plan of Arrangement;

(aaa) "**Original Exercise Price**" means the original exercise price per share of a Rubicon Option;

(bbb) "**Paragon**" means Paragon Minerals Corporation, a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(ccc) "**Paragon Commitment**" means the covenant of Paragon described in section 3.2 to issue Paragon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(ddd) "**Paragon Common Shares**" means the common shares in the capital of Paragon which Paragon is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 1 Special Shares in exchange for such Rubicon Series 1 Special Shares, and (ii) to holders of Paragon Special Warrants and to holders of Paragon Flow-Through Special Warrants on the deemed exercise of such special warrants;

(eee) "**Paragon Contracts**" means all agreements to which Rubicon currently is a party, which pertain to the mineral properties in the Provinces of Newfoundland and Labrador and the Territory of Nunavut and which will be assigned from Rubicon to Paragon pursuant to the Plan of Arrangement, such agreements being more particularly described in the Assignment and Assumption Agreement;

(fff) "**Paragon Flow-Through Special Warrants**" means flow-through special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Flow-Through Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share;

(ggg) "**Paragon Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the Paragon Transferred Assets;

(hhh) "**Paragon Note**" means the demand, non-interest bearing promissory note to be issued by Paragon to Rubicon having a principal amount and aggregate fair market value equal to the Paragon Net Fair Market Value;

(iii) "**Paragon Options**" means the rights (whether or not vested) to purchase Paragon Common Shares which will be issued pursuant to the Plan of Arrangement;

(jjj) "**Paragon Preferred Shares**" means the preferred shares of Paragon which are to be issued under the Arrangement to Rubicon in exchange for the Paragon Transferred Assets, which will have a value equal to the Paragon Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(kkk) "**Paragon Special Warrants**" means special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one Paragon Common Share and one Paragon Warrant;

(lll) "**Paragon Transferred Assets**" means the Paragon Contracts and certain other related assets more particularly described in the Assignment and Assumption Agreement, all of which will be transferred by Rubicon to Paragon pursuant to the Plan of Arrangement;

(mmm) "**Paragon Warrants**" means common share purchase warrants of Paragon, each entitling the holder to purchase one Paragon Common Share at a price of $1.00 per share for a term of two years from the date of issuance;

(nnn) "**Plan of Arrangement**" means this plan of arrangement, as it may be amended from time to time in accordance with section 7.1 of the Arrangement Agreement;

(ooo) "**PUC**" means paid-up capital as defined in subsection 89 (1) of the ITA;

(ppp) "**Qualifying Financing**" means the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of issuance of the Africo Convertible Notes under the Bridge Loan, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000;

(qqq) "**Registrar**" means the Registrar of Companies appointed under the BCBCA;

(rrr) "**Remaining Africo Shares**" means the Africo shares held by Africo Shareholders other than Rubicon immediately prior to the Effective Date;

(sss) "**Rubicon**" means Rubicon Minerals Corporation, a company incorporated under the BCBCA;

(ttt) "**Rubicon Africo Shares**" means the Africo Shares held by Rubicon immediately prior to the Effective Date;

(uuu) "**Rubicon Commitment**" means the covenant of Rubicon described in section 3.2 to issue Rubicon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(vvv) "**Rubicon Common Shares**" means the common shares without par value in the capital of Rubicon as currently constituted;

(www) "**Rubicon-CopperCo Exchange Ratio**" means the fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on the Share Distribution Record Date;

(xxx) "**Rubicon CopperCo Note**" means the demand, non-interest bearing promissory note to be issued by Rubicon to CopperCo having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 2 Special Shares;

(yyy) "**Rubicon Meeting**" means the annual and special meeting of the Rubicon Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(zzz) **"Rubicon Options"** means the outstanding stock options of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof;

(aaaa) **"Rubicon Paragon Note"** means the demand, non-interest bearing promissory note to be issued by Rubicon to Paragon having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 1 Special Shares;

(bbbb) **"Rubicon Series 1 Special Shares"** means the Series 1 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(cccc) **"Rubicon Series 2 Special Shares"** means the Series 2 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(dddd) **"Rubicon Shareholder"** means a holder of Rubicon Common Shares;

(eeee) **"Rubicon Stock Option Plan"** means the existing stock option plan of Rubicon;

(ffff) **"Rubicon Warrants"** means the outstanding common share purchase warrants of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof, and includes the Compensation Options and the warrants which are issuable on exercise of the Compensation Options;

(gggg) **"Share Distribution Record Date"** means the close of business on a day to be fixed by the TSX for the purpose of determining the Rubicon Shareholders entitled to receive New Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares under the Arrangement;

(hhhh) **"Trading Price"** means the weighted average price of the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, on the TSX or the TSX-V, as the case may be, for the First 5 trading days on which such shares trade on such stock exchange after the Effective Date;

(iiii) **"Transfer Agent"** means Computershare Investor Services Inc;

(jjjj) **"TSX"** means the Toronto Stock Exchange; and

(kkkk) **"TSX-V"** means the TSX Venture Exchange.

1.2 Interpretation Not Affected By Headings

The division of this Plan of Arrangement into articles, sections, and other portions, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections and other portions are to articles, sections and other portions to this Plan of Arrangement

1.3 Number and Gender

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4 Statutes

A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.

1.5 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

1.6 Undefined Terms

Any undefined capitalized terms in this Plan of Arrangement shall have the meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 - ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 - THE ARRANGEMENT

3.1 The Arrangement

On the Effective Date, save and except for Dissenting Shares, the following shall occur and be deemed to occur in the following chronological order, unless otherwise noted, without further act

or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a) Rubicon's authorized share structure shall be amended by:

(i) altering the name of the unlimited number of common shares without par value to be an unlimited number of Class A Common shares without par value;

(ii) creating the following three new classes of shares:

A. an unlimited number of common shares without par value;

B. an unlimited number of series 1 special shares with a par value equal to the net book value of the Paragon Transferred Assets; and

C. an unlimited number of series 2 special shares with a par value equal to the net book value of the Rubicon Africo Shares.

The shares of Rubicon described above shall have the rights and restrictions set out in Rubicon's Articles. Rubicon's Articles shall be amended by adding, as Article 26 of the Articles, the rights and restrictions set out in Schedule A hereto;

(b) Rubicon's central securities register for the Rubicon Common Shares shall be redesignated as the central securities register for the Class A Common shares;

(c) Paragon's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in Paragon's Articles. Paragon's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(d) CopperCo's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in CopperCo's Articles. CopperCo's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(e) Each Rubicon Common Share (renamed as Class A Common Shares) issued and outstanding on the Effective Date (other than Dissenting Shares) will be exchanged for one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share. The PUC of the New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Series 2 Special Shares will be determined as follows:

(i) the amount of the PUC of the Rubicon Series 1 Special Shares will be equal to their par value;

(ii) the amount of the PUC of the Rubicon Series 2 Special Shares will be equal to their par value; and

(iii) the amount of the PUC of the New Rubicon Common Shares will be equal to the PUC of the Rubicon Common Shares (renamed as Class A Common Shares) minus the aggregate of the PUC of the Rubicon Series 1 and 2 Special Shares;

Each Rubicon Shareholder shall cease to be the holder of the Rubicon Common Shares (renamed as Class A Common Shares) so exchanged and shall become the holder of the number of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares issued to such Rubicon Shareholder. The name of such Rubicon Shareholder shall be removed from the central securities register for Rubicon Common Shares in respect of the Rubicon Common Shares so exchanged and shall be added to the central securities register of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares respectively, so issued to such Rubicon Shareholder;

(f) Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price of each of the new options received as a result of such exchange will be determined as set out in section 3.3 below;

(g) The Rubicon Common Shares (renamed as Class A Common Shares) exchanged for New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry shall be made in Rubicon's central securities register;

(h) Each holder of Rubicon Series 1 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to Paragon;

(i) Each holder of Rubicon Series 2 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(j) As consideration for the Rubicon Series 1 Special Shares transferred to it, Paragon will issue to the holders of such Rubicon Series 1 Special Shares, Paragon Common Shares on the basis of one Paragon Common Share for every six whole Rubicon Series 1 Special Shares held by a respective holder. The stated capital account maintained in respect of Paragon Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 1 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 1 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 1 Special Shares so sold and transferred and shall become the holder of the number of Paragon Common Shares issued to such holder The name of such holder shall be removed from the central securities register of Rubicon Series 1 Special Shares

in respect of the Rubicon Series 1 Special Shares so sold and transferred and shall be added to the central securities register of Paragon as the holder of the number of Paragon Common Shares so issued to such holder, and Paragon shall be and shall be deemed to be the transferee of the Rubicon Series 1 Special Shares so transferred and the name of Paragon shall be entered in the central securities register of Rubicon Series 1 Special Shares so sold and transferred to Paragon;

(k) As consideration for the Rubicon Series 2 Special Shares transferred to it, CopperCo will issue to the holders of such Rubicon Series 2 Special Shares, that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Series 2 Special Shares held by a respective holder by the Rubicon-CopperCo Exchange Ratio. The stated capital account maintained in respect of CopperCo Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 2 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 2 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 2 Special Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder The name of such holder shall be removed from the central securities register of Rubicon Series 2 Special Shares in respect of the Rubicon Series 2 Special Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Rubicon Series 2 Special Shares so transferred and the name of CopperCo shall be entered in the central securities register of Rubicon Series 2 Special Shares so sold and transferred to CopperCo;

(l) Rubicon will sell and transfer the Paragon Transferred Assets to Paragon in consideration for the issuance by Paragon of 100,000,000 Paragon Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the Paragon Transferred Assets to Paragon;

(m) Rubicon will sell and transfer the CopperCo Transferred Assets to CopperCo in consideration for the issuance by CopperCo of 100,000,000 CopperCo Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the CopperCo Transferred Assets to CopperCo;

(n) Rubicon will purchase for cancellation the Rubicon Series 1 Special Shares held by Paragon in consideration of the issuance by Rubicon of the Rubicon Paragon Note. The repurchased Rubicon Series 1 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 1 Special Shares;

(o) Rubicon will purchase for cancellation the Rubicon Series 2 Special Shares held by CopperCo in consideration of the issuance by Rubicon of the Rubicon CopperCo Note. The repurchased Rubicon Series 2 Special Shares shall be

cancelled and the appropriate entry made on the central securities register for the Series 2 Special Shares;

(p) The authorized share structure of Rubicon shall be amended by eliminating the unlimited number of Class A Common Shares without par value, the unlimited number of Series 1 Special Shares and the unlimited number of Series 2 Special Shares, none of which are issued. Rubicon's Articles shall be amended by deleting Article 26 of the Articles (for greater certainty, notwithstanding such deletion of Article 26, the New Rubicon Common Shares shall continue to exist immediately upon completion of the Arrangement, as evidenced by Rubicon's Notice of Articles in effect at such time);

(q) Paragon will purchase for cancellation the 100,000,000 Paragon Preferred Shares held by Rubicon in consideration for the issuance by Paragon to Rubicon of the Paragon Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 Paragon Preferred Shares purchased for cancellation. The repurchased Paragon Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the Paragon Preferred Shares;

(r) The authorized share structure of Paragon shall be amended by eliminating the Paragon Preferred Shares, none of which are issued. Paragon's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the Paragon Preferred Shares;

(s) CopperCo will purchase for cancellation the 100,000,000 CopperCo Preferred Shares held by Rubicon in consideration for the issuance by CopperCo to Rubicon of the CopperCo Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 CopperCo Preferred Shares purchased for cancellation. The repurchased CopperCo Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the CopperCo Preferred Shares;

(t) The authorized share structure of CopperCo shall be amended by eliminating the CopperCo Preferred Shares; none of which are issued. CopperCo's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the CopperCo Preferred Shares;

(u) Rubicon will pay the principal amount of the Rubicon Paragon Note by transferring to Paragon the Paragon Note which will be accepted by Paragon as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon Paragon Note and simultaneously Paragon will pay the principal amount of the Paragon Note by transferring to Rubicon the Rubicon Paragon Note which will be accepted by Rubicon as full payment, satisfaction and discharge of Paragon's obligation under the Paragon Note. The Rubicon Paragon Note and the Paragon Note will both thereupon be cancelled;

(v) Rubicon will pay the principal amount of the Rubicon CopperCo Note by transferring to CopperCo the CopperCo Note which will be accepted by CopperCo as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon CopperCo Note and simultaneously CopperCo will pay the principal amount of the CopperCo Note by transferring to Rubicon the Rubicon CopperCo Note which will be accepted by Rubicon as full payment, satisfaction and discharge of CopperCo's obligation under the CopperCo Note. The Rubicon CopperCo Note and the CopperCo Note will both thereupon be cancelled;

(w) the Paragon Flow-Through Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into flow-through Paragon Common Shares on the basis of one flow-though Paragon Common Share for each Paragon Flow-Through Special Warrant exercised, and the names of the holders of the Paragon Flow-Through Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(x) the Paragon Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into Paragon Common Shares and Paragon Warrants, on the basis of one Paragon Common Share and one Paragon Warrant for each Paragon Special Warrant exercised, and the names of the holders of the Paragon Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(y) The Africo Subscription Receipts issued pursuant to the CopperCo/Africo Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into CopperCo Common Shares and CopperCo Warrants, on the basis of one CopperCo Common Share and one-half of one CopperCo Warrant for each Africo Subscription Receipt exercised, and the names of the holders of the Africo Subscription Receipts shall be added to the central securities register of CopperCo as the holders of the number of CopperCo Common Shares issued to such holders;

(z) The Africo Compensation Option issued pursuant to the CopperCo/Africo Financing shall be automatically converted, through no further action on the part of the holder and for no additional consideration, into the CopperCo Broker Warrants;

(aa) Each holder of the Remaining Africo Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(bb) As consideration for the Remaining Africo Shares transferred to it, CopperCo will issue to the holders of such Remaining Africo Shares, CopperCo Common Shares on the basis of one CopperCo Common Share for every whole Remaining Africo

Shares held by a respective holder. The stated capital account maintained in respect of CopperCo Common Shares shall be increased to the maximum amount permitted under the ITA. In connection with such sale and transfer, each holder of Remaining Africo Shares so sold and transferred shall cease to be the holder of the Remaining Africo Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Africo Shares in respect of the Remaining Africo Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Remaining Africo Shares so transferred and the name of CopperCo shall be entered in the central securities register of Africo Shares so sold and transferred to CopperCo;

(cc) Each outstanding whole Africo Option will be exchanged for one whole CopperCo Option. The exercise price of each of the new CopperCo Options received on such exchange will be identical to the exercise price for the Africo Option which was exchanged for such CopperCo Option;

(dd) Each outstanding Africo Convertible Note will be exchanged for a CopperCo Convertible Note representing a principal amount which is equal to the principal amount set out in the Africo Convertible Note which is exchanged for such CopperCo Convertible Note;

(ee) The name of Africo will be changed to Africo Resources (B.C.) Ltd.; and

(ff) The name of CopperCo will be changed to Africo Resources Ltd.

3.2 Treatment of Rubicon Warrants

After the Effective Date, each whole Rubicon Warrant outstanding on the Effective Date (as well as each whole Rubicon Warrant which is issuable on exercise of the Compensation Options) will entitle the holder thereof to receive, upon exercise on or after the Effective Date, from Rubicon pursuant to the Rubicon Commitment one New Rubicon Common Share, from Paragon pursuant to the Paragon Commitment one-sixth (1/6) of a Paragon Common Share and from CopperCo pursuant to the CopperCo Commitment a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Rubicon Warrant, subject to the terms and conditions contained in such certificate Holders of Rubicon Warrants will not be permitted to exercise Rubicon Warrants to purchase New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares separately from each other.

Rubicon, acting as agent for Paragon and CopperCo, will distribute the net proceeds from the exercise of any Rubicon Warrants after the Effective Date such that Rubicon will receive 51.2% of the net proceeds per New Rubicon Common Share issued, Paragon will receive 5.8% of the net proceeds per Paragon Common Share issued and CopperCo will receive, on behalf of

Rubicon, 43% of the net proceeds per CopperCo Common Share issued (following which CopperCo will remit any such amount received to Rubicon). For the purposes of this section 3.2, Rubicon will not acquire any beneficial ownership in the Paragon Common Shares or the CopperCo Common Shares issued upon the exercise of the Rubicon Warrants.

From the Effective Time, certificates representing Rubicon Warrants which were outstanding on the Effective Date will represent rights to purchase the same number of New Rubicon Common Shares as represented by the certificate, a number of Paragon Common Shares which is one - sixth of the number represented by the certificate and a number of CopperCo Common Shares which is equal to the number represented by the certificate multiplied by the Rubicon-CopperCo Exchange Ratio. Rubicon, Paragon and CopperCo will not issue new warrant certificates representing such rights.

3.3 Treatment of Rubicon Options

The exercise price (the "**Adjusted Exercise Price**") of each of the New Rubicon Options, the Paragon Options and the CopperCo Options issued under the exchange at step 3.1(f) above will be determined in accordance with the following formula and rounded up to the nearest whole cent:

$$\text{Adjusted Exercise Price} = \text{Trading Price} \times \frac{\text{Original Exercise Price}}{\text{Aggregate Exchange Trading Price}}$$

With respect to any such CopperCo Options, the funds representing the exercise price shall be delivered to CopperCo, which in turn shall remit such funds to Rubicon It shall be a condition of issuance of any such Paragon Options and CopperCo Options that, to the extent that the holder is not an employee, consultant, director or senior officer of Paragon or CopperCo, as the case may be, such options shall expire on termination of the holder's position as an employee, consultant, director or senior officer of Rubicon, according to the terms of the grant of such holder's Rubicon Options which existed prior to the Effective Date.

3.4 Unexercised Warrants and Options

Any Rubicon Warrants referred to in section 3.2 and any New Rubicon Options, Paragon Options or CopperCo Options referred to in section 3.3 which expire according to their terms without being exercised by the holders shall be exercisable by Rubicon, at Rubicon's election, for a period of 30 days following the relevant expiry date. If Rubicon exercises any such Rubicon Warrants, New Rubicon Options, Paragon Options or CopperCo Options during such 30-day period, the consideration paid by Rubicon on exercise shall be delivered, received and remitted, as the case may be, as set out in sections 3 2 and 3.3, *mutatis mutandis*.

3.5 Fees, Etc.

Rubicon agrees to pay any reasonable fee (including the fees of CopperCo's Registrar and Transfer Agent) in connection with the issuance of CopperCo Common Shares pursuant to the

exercise of the Rubicon Warrants or Rubicon Options, as the case may be, pursuant to sections 3.2 and 3.3 above.

3.6 Deemed Fully Paid and Non-Assessable Shares

All New Rubicon Common Shares, Rubicon Class A Shares, Rubicon Series 1 Special Shares, Rubicon Series 2 Special Shares, Paragon Common Shares and CopperCo Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA or the CBCA, as the case may be.

3.7 Arrangement Effectiveness

On the Effective Date, the Arrangement shall become finally and conclusively binding on the Shareholders and each of Rubicon, Paragon and CopperCo.

3.8 Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of Rubicon, Paragon and CopperCo shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefore and any necessary additions to or deletions from share registers.

3.9 Share Distribution Record Date

In subsections 3.1(e), (j) and (k) above, the references to Rubicon Shareholders (including references to holders of Rubicon Series 1 and Series 2 Special Shares) shall mean the Rubicon Shareholders on the Share Distribution Record Date, subject to the provisions of Article 5.

3.10 Deemed Time for Redemption

In addition to the chronological order in which the transactions and events set out in section 3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Rubicon Series 1 and 2 Special Shares set out in subsections 3.1(a), (n) and (o) shall occur and shall be deemed to occur immediately after the listing of the Rubicon Series 1 and 2 Special Shares on the TSX or the TSX-V, as the case may be, on the Effective Date.

3.11 Section 85 Elections

The parties shall make, and do all such further acts and things to assist in making, elections under section 85 of the ITA in connection with the transfers of the Paragon Transferred Assets and the CopperCo Transferred Assets described in subsections 3.1(l) and (m) respectively. In addition, CopperCo will offer to holders of the Remaining Africo Shares the option of making elections

under section 85 of the ITA in connection with the transfer of the Remaining Africo Shares to CopperCo in return for CopperCo Common Shares as described in sections 3.1(aa) and (bb). On acceptance of CopperCo's offer by a particular Remaining Africo Shareholder, CopperCo will do all such further acts and things to make, and assist in making, the election under section 85 of the ITA.

ARTICLE 4 - CERTIFICATES AND DOCUMENTATION

4.1 Rubicon Common Share Certificates

From and after the Effective Time, share certificates representing Rubicon Common Shares shall for all purposes be deemed to be share certificates representing New Rubicon Common Shares, and no new share certificates shall be issued with respect to the New Rubicon Common Shares issued in connection with the Arrangement.

4.2 Rubicon Special Share Certificates

Recognizing that all of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares issued to the Shareholders will immediately be transferred to Paragon and CopperCo in exchange for Paragon and CopperCo Common Shares, Rubicon will not issue certificates representing the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares.

4.3 Paragon and CopperCo Preferred Share Certificates

Recognizing that all of the Paragon and CopperCo Preferred Shares issued to Rubicon will immediately be repurchased for cancellation, each of Paragon and CopperCo will not issue certificates representing their respective Paragon and CopperCo Preferred Shares.

4.4 Paragon and CopperCo Common Share Certificates

As soon as practicable after the Effective Time, Paragon and CopperCo shall cause to be issued to the registered holders of Paragon and CopperCo Common Shares at the close of business on the Share Distribution Record Date, share certificates representing in the aggregate number of the Paragon and CopperCo Common Shares to which such holders are entitled as at the Share Distribution Record Date and shall cause such certificates to be delivered or mailed to such holder in accordance with the terms hereof.

4.5 Fractional Shares, Warrants and Options

No fractional Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares will be issued and the number of Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares to which each Shareholder will be entitled shall be rounded down to the next whole number. No fractional shares warrants or options, including shares issuable or transferable upon the exercise of any Rubicon Warrants or Options after the Effective Date, will be issued, and no cash will be paid in lieu thereof, by Rubicon, Paragon or CopperCo. Any fractions resulting (including, but not limited to, fractions resulting after the application of the Rubicon-CopperCo Exchange Ratio) will be rounded down to the nearest whole number. No subscription for a fraction of a Paragon

or CopperCo Common Share will be accepted with respect to the exercise of Rubicon Warrants and Rubicon Options as set out in paragraph 3.2 and 3.3, respectively above.

4.6 Interim Period

From the Share Distribution Record Date to the Effective Date, share certificates representing Rubicon Common Shares issued and outstanding on the Share Distribution Record Date and not subject to Article 5 hereof, shall also be deemed for all purposes to represent New Rubicon Shares, Paragon Common Shares and CopperCo Common Shares issued in connection with the Arrangement.

ARTICLE 5 - RIGHTS OF DISSENT AND APPRAISAL FOR RUBICON SHAREHOLDERS

5.1 Rubicon Dissent Right

Notwithstanding section 3.1 hereof, Rubicon Shareholders may exercise rights of dissent (the "Rubicon Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 5.

5.2 Rubicon Notice of Dissent

A Shareholder who wishes to exercise a Rubicon Dissent Right must give written notice of dissent ("Notice of Dissent") to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, not later than 2:00 p.m. (local time) on August 3, 2006. A Rubicon Shareholder who has given a Notice of Dissent in accordance with this section 5.2 is herein referred to as a "Rubicon Dissenting Shareholder". A Rubicon Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Rubicon Shareholder, if the Rubicon Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Rubicon Shareholder's name and on whose behalf the Rubicon Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Rubicon Common Shares in respect of which the Rubicon Shareholder is exercising the Rubicon Dissent Right (the "Notice Shares"), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Rubicon Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered owner and beneficial owner and the Rubicon Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered and beneficial owner but the Rubicon Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Rubicon Dissenting Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Rubicon Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Rubicon Dissenting Shareholder's name.

5.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive a Rubicon Shareholder of his or her right to vote at the Rubicon Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

5.4 When Rubicon Dissent Right Not Available

A Rubicon Shareholder is not entitled to exercise a Rubicon Dissent Right with respect to any Rubicon Common Shares if a Rubicon Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, a Rubicon Shareholder may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Rubicon Dissent Right in respect of the Rubicon Common Shares of which he or she is the registered holder.

5.5 Notice to Proceed

If Rubicon intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Rubicon Dissenting Shareholder promptly after the later of:

(a) the date on which Rubicon forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Rubicon has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Rubicon Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the authority of the Special Resolution and advise the Rubicon Dissenting Shareholder of the manner in which dissent is to be completed under section 5.7 hereof.

5.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 5.5 hereof, the Rubicon Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.

5.7 Demand for Payment of Fair Value

A Rubicon Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:

(a) a written statement that the Rubicon Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Rubicon Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.

5.8 Payment for Notice Shares

Rubicon and the Rubicon Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their share as Rubicon is insolvent or if the payment would render Rubicon insolvent.

5.9 Application to Court to Fix Payout Value

If Rubicon and the Rubicon Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Rubicon Dissenting Shareholder or Rubicon may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Rubicon Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent If the Rubicon Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Rubicon Dissenting Shareholders for their shares the Rubicon Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Rubicon Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

5.10 Deemed Notice

Any notice required to be given by Rubicon or a Rubicon Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

5.11 Consequences of Exercising Rubicon Dissent Rights

A Rubicon Shareholder who:

(a) properly exercises the Rubicon Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by a Rubicon Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 5;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Rubicon in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Rubicon Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Rubicon Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder. Rubicon may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 5 in order to give effect to a shareholder's Rubicon Dissent Rights.

5.12 Abandonment of Dissent

A Rubicon Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon A Rubicon Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Rubicon Dissenting Shareholder of the full amount of money to which the Rubicon Dissenting shareholder is entitled under this Article 5, abandon such Rubicon Dissenting Shareholder's dissent to the Arrangement by giving written notice to Rubicon withdrawing the Notice of Dissent by depositing such notice with Rubicon or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive such number of New Rubicon, Paragon and CopperCo Common Shares to which he or she is entitled.

5.13 Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent

Procedures as set out in subsection 5 11(a), then Rubicon shall retain the portion of the New Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the "Non-Distributed New Rubicon, Paragon and CopperCo Shares"), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6 - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1 Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the "Africo Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2 Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent ("Notice of Dissent") to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006 An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an "Africo Dissenting Shareholder". An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the "Notice Shares"), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered owner and beneficial owner and the Africo Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered and beneficial owner but the Africo Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

    (i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Africo Dissenting Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Dissenting Africo Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Africo Shareholder's name.

6.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive an Africo Shareholder of his or her right to vote at the Africo Meeting on the Special Resolution approving the Arrangement A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

6.4 When Africo Dissent Right Not Available

An Africo Shareholder is not entitled to exercise an Africo Dissent Right with respect to any Africo Common Shares if an Africo Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, an Africo Shareholder may vote as a proxy for an Africo Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Africo Dissent Right in respect of the Africo Common Shares of which he or she is the registered holder.

6.5 Notice to Proceed

If Africo intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Africo Dissenting Shareholder promptly after the later of:

(a) the date on which Africo forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Africo has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Africo Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Africo intends to act or has acted on the authority

of the Special Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under section 6.7 hereof.

6.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 6.5 hereof, the Africo Dissenting Shareholder is entitled to require Africo to purchase all of the Africo Common Shares in respect of which the Notice of Dissent was given.

6.7 Demand for Payment of Fair Value

An Africo Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Africo Common Shares to Africo and must send to Africo within one month after the date of the Notice to Proceed:

(a) a written statement that the Africo Dissenting Shareholder requires Africo to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Africo Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Africo and if so, setting out:

  (i) the names of the registered owners of those other shares,

  (ii) the number of those other shares that are held by each of those registered owners, and

  (iii) that dissent is being exercised in respect of all of those other shares, whereupon Africo is bound to purchase them in accordance with the Notice of Dissent.

6.8 Payment for Notice Shares

Africo and the Africo Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Africo must either promptly pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Africo is unable lawfully to pay Africo Dissenting Shareholders for their share as Africo is insolvent or if the payment would render Africo insolvent.

6.9 Application to Court to Fix Payout Value

If Africo and the Africo Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Africo Dissenting Shareholder or Africo may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Africo Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Rubicon is unable lawfully to pay Africo Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Africo Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Africo Dissenting Shareholders for their shares the Africo Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

6.10 Deemed Notice

Any notice required to be given by Rubicon or an Africo Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal

6.11 Consequences of Exercising Africo Dissent Rights

An Africo Shareholder who:

(a) properly exercises the Africo Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by an Africo Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 6;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Africo in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Africo Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by an Africo Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the CopperCo Common Shares based upon the number of Africo Common Shares of which such Dissenting Shareholder is the registered holder. Africo may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 6 in order to give effect to a shareholder's Africo Dissent Rights.

6.12 Abandonment of Dissent.

An Africo Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Africo. An Africo Dissenting Shareholder may, with the written consent of Africo, at any time prior to the payment to the Africo Dissenting Shareholder of the full amount of money to which the Dissenting shareholder is entitled under this Article 6, abandon such Africo Dissenting Shareholder's dissent to the Arrangement by giving written notice to Africo withdrawing the Notice of Dissent by depositing such notice with Africo or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting shareholder and will receive such number of CopperCo Common Shares to which he or she is entitled.

6.13 Reservation of CopperCo Common Shares

If an Africo Shareholder exercises the Dissent Right, Africo shall on the Effective Date set aside and not distribute that portion of the CopperCo Common Shares which is attributable to the Africo Common Shares for which Dissent Rights have been exercised. If an Africo Shareholder exercises the Dissent Right, but, as set out in subsection 6.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Africo shall distribute to such Africo Shareholder his or her pro rata portion of the CopperCo Common Shares. If an Africo Shareholder duly complies with the Dissent Procedures as set out in subsection 6.11(a), then Africo shall retain the portion of the CopperCo Common Shares attributable to such Africo Shareholder (the "Non-Distributed CopperCo Shares"), and the Non-Distributed CopperCo Shares will be dealt with as determined by the Board of Directors of Africo in its discretion.

SCHEDULE A
TO PLAN OF ARRANGEMENT BEING APPENDIX I
TO THE ARRANGEMENT AGREEMENT

MADE AS OF THE 6th DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006 AND FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006 AND THE 22ND DAY OF NOVEMBER, 2006
AMONG
RUBICON MINERALS CORPORATION,
PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP.
AND AFRICO RESOURCES LTD.
(Paragraph 3.1 (a) Plan of Arrangement)

ARTICLE 26 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE NEW RUBICON COMMON SHARES, RUBICON CLASS A COMMON SHARES, SERIES 1 SPECIAL SHARES AND SERIES 2 SPECIAL SHARES

26.1 Special Rights and Restrictions Attaching to the Common Shares

The common shares (the "Common Shares") shall have attached thereto the following special rights and restrictions:

26.1.1 Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.1.2 Dividends

Subject to the prior rights of the holders of any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

26.1.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

26.2 Special Rights and Restrictions Attaching to the Class A Common Shares

The class A common shares (the "Class A Shares") shall have attached thereto the following special rights and restrictions:

26.2.1 Voting

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Class A Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series

26.2.2 Dividends

Subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the payment of dividends, the holders of Class A Shares shall before dividends are paid on the Common Shares be entitled to receive dividends in the aggregate amount of one hundred dollars ($100.00) and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies property applicable to the payment of dividends, and after such dividends have been paid, the holders of the Class A Shares shall be entitled to receive dividends in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Class A Shares shall be declared and paid in equal amounts per share on all Class A Shares at the time outstanding.

26.2.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Shares shall be entitled to receive the remaining property and assets of the Company

26.3 Special Rights and Restrictions Attaching to the Series 1 Special Shares

The series 1 special shares (the "Series 1 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to Paragon Minerals Corporation shall have attached thereto the following special rights and restrictions:

26.3.1 Voting

The holders of Series 1 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 1 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.3.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 1 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 2 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 1 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 1 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 1 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.3.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 1 Special Shares by payment in cash, promissory note or

property of $0.09373715 for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to Paragon Minerals Corporation under the Plan of Arrangement divided by the number of Series 1 Special Shares issued by the Company under the Plan of Arrangement; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 1 Special Shares under the provisions of sub-clause 26.3.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 1 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 1 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 1 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 1 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 1 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 1 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 1 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate which are not redeemed From and after the date specified for redemption in any such notice the holders of the Series 1 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall

have the right at any time after the mailing of notice of its intention to redeem any Series 1 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 1 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.3.4 Retraction

Any holder of Series 1 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 1 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 1 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 1 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 1 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 1 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate or certificates which are not redeemed The said Series 1 Special Shares shall be

redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 1 Special Shares shall remain unaffected

26.3.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 1 Special Shares shall rank *pari passu* with the Series 2 Special Shares and Common Shares of the Company.

26.3.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 1 Special Share is $0.09373715.

26.4 Special Rights and Restrictions Attaching to the Series 2 Special Shares

The series 2 special shares (the "Series 2 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to CopperCo Resource Corp. shall have attached thereto the following special rights and restrictions:

26.4.1 Voting

The holders of Series 2 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 2 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.4.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 2 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 1 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 2 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 2 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not)

value the Series 2 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.4.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 2 Special Shares by payment in cash, promissory note or property of $0.40343956 for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to CopperCo Resource Corp. under the Plan of Arrangement divided by the number of Series 2 Special Shares issued by the Company under the Plan of Arrangement; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 2 Special Shares under the provisions of sub-clause 26.4.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 2 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 2 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 2 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 2 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 2 Special

Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 2 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 2 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 2 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 2 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 2 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.4.4 Retraction

Any holder of Series 2 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 2 Special Shares registered in the name of such holder on the books of the

Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 2 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 2 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 2 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 2 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 2 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 2 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 2 Special Shares shall remain unaffected.

26.4.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 2 Special Shares shall rank *pari passu* with the Series 1 Special Shares and the Common Shares of the Company.

26.4.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 2 Special Share is $0.40343956.

SCHEDULE B TO PLAN OF ARRANGEMENT BEING APPENDIX I TO THE ARRANGEMENT AGREEMENT MADE AS OF THE 6TH DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006 AND FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006, AND THE 22ND DAY OF NOVEMBER, 2006 AMONG RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION, COPPERCO RESOURCE CORP. AND AFRICO RESOURCES LTD.
(Paragraphs 3.1 (c) and (d) of Plan of Arrangement)

PROVISIONS ATTACHING TO THE SPECIAL PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Special Preferred Shares are as follows:

1.1 Voting

The holders of the Special Preferred Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Special Preferred Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

1.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Special Preferred Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors and to receive on an equal basis share for share with the holders of the Common Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Special Preferred Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Special Preferred Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Special Preferred Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to *5%*, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

1.3 Redemption

(a) The Company may, subject to the requirements of the *Canada Business Corporations Act*, upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Special Preferred Shares by payment in cash, promissory note or property of [$0.30988404 in the case of CopperCo Resource Corp.; $0.072 in the case of Paragon Minerals Corporation] for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the property first received by the Company in consideration for issuing the Special Preferred Shares; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon, divided by the number of Special Preferred Shares first issued for such property.

(b) In the case of redemption of Special Preferred Shares under the provisions of sub-clause 3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Special Preferred Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Special Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Special Preferred Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Special Preferred Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Special Preferred Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Special Preferred Shares to be redeemed the Redemption Amount thereof on

redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Special Preferred Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company Upon receipt of a share certificate or certificates representing the special Preferred Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Special Preferred Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate or certificates which are not redeemed. The said Special Preferred Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Special Preferred Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Special Preferred Shares shall remain unaffected.

1.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Special Preferred Shares shall rank ahead of and in priority to the Common Shares of the Company.

1.6 Amount Specified

For the purpose of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Special Preferred Share is [$0.30988404 in the case of CopperCo Resource Corp.; $0 072 in the case of Paragon Minerals Corporation].

BY-LAW NO. ONE

OF

COPPERCO RESOURCE CORP.
(the "Corporation")

being a by-law relating
generally to the transaction
of the business and affairs
of the Corporation

SECTION 1: INTERPRETATION

SECTION 1.1 DEFINITIONS

In the by-laws of the Corporation, unless the context otherwise requires:

(a) the following words have the following meanings:

(i) "Act" means the Canada Business Corporations Act, and any statute that may be substituted therefor, as from time to time amended;

(ii) "appoint" includes "elect" and vice versa;

(iii) "articles" means the articles of incorporation of the Corporation attached to the certificate of incorporation, or the articles of amalgamation, articles of continuance, articles of reorganization, or articles of arrangement of the Corporation as from time to time amended or restated;

(iv) "board" means the board of directors of the Corporation;

(v) "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(vi) "Corporation" means the corporation incorporated by certificate of incorporation or continued under the Act and having the name shown above;

(vii) "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders;

(viii) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

(ix) "recorded address" means in the case of a shareholder his latest address as recorded in the securities register; and in the case of joint shareholders the

address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as shown in the records of the Corporation;

(x) "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.4, or by a resolution passed pursuant thereto;

(b) save as aforesaid, words and expressions defined in the Act have the same meanings when used herein or in any other by-law; and

(c) words importing the singular number include the plural and vice versa and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations; and a reference to a Section means that Section in the by-laws in which such Section appears.

In the case of any conflict between the articles and the provisions of this or any other by-law, the provisions of the articles shall prevail.

SECTION 2: BUSINESS OF THE CORPORATION

SECTION 2.1 REGISTERED OFFICE

Until changed in accordance with the Act, the registered office of the Corporation shall be in Vancouver, British Columbia.

SECTION 2.2 CORPORATE SEAL

Until changed by the board the corporate seal of the Corporation shall be in the form impressed.

SECTION 2.3 FINANCIAL YEAR

The financial year of the Corporation shall end on a date to be determined by the board from time to time.

SECTION 2.4 EXECUTION OF INSTRUMENTS

Deeds, documents, bonds, debentures, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by the chairman of the board, president, vice-chair, vice-president, secretary, treasurer, assistant-secretary or assistant-treasurer or any other office created by by-law or by resolution of the board or by any two directors. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to

any instrument requiring the same but any such instrument is not invalid merely because the corporate seal is not affixed thereto.

SECTION 2.5 BANKING AND FINANCIAL ARRANGEMENTS

The banking and financial business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking and financial business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

SECTION 2.6 VOTING RIGHTS IN OTHER BODIES CORPORATE

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION 2.7 WITHHOLDING INFORMATION FROM SHAREHOLDERS

Subject to the provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the board, it would be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the board or by resolution passed at a general meeting of shareholders.

SECTION 2.8 DECLARATIONS

Any officer of the Corporation or any other person appointed for the purpose by resolution of the board is authorized and empowered to appear and make answer for, on behalf and in the name of the Corporation, to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for, on behalf and in the name of the Corporation, any answer to writs of attachment by way of garnishment or otherwise and to make all affidavits and sworn declarations in connection therewith or in connection with any and all judicial proceedings. Such officers and persons may make demands of abandonment or petitions for winding-up or bankruptcy orders upon any

debtor of the Corporation, may attend and vote at all meetings of creditors of the Corporation's debtors and grant proxies in connection therewith, and may generally do all such things in respect thereof as they deem to be in the best interests of the Corporation.

SECTION 3: BORROWING AND SECURITIES

SECTION 3.1 BORROWING POWER

Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time:

(a) borrow money upon the credit of the Corporation;

(b) limit or increase the amount to be borrowed;

(c) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness, guarantees or securities of the Corporation, whether secured or unsecured;

(d) mortgage, hypothecate, pledge or otherwise create an interest in or charge upon all or any property (including the undertaking and rights) of the Corporation, owned or subsequently acquired, by way of mortgage, hypothec, pledge or otherwise, to secure payment of any such bond, debenture, note or other evidence of indebtedness, guarantee or security of the Corporation; and

(e) secure any such debentures, or other securities, or any other present or future borrowing or liability of the Corporation by mortgage, hypothec, charge or pledge of all or any currently owned or subsequently acquired real and personal, moveable and immovable, property of the Corporation, and the undertaking and rights of the Corporation.

Nothing in this Section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes and accepted or endorsed by or on behalf of the Corporation.

SECTION 3.2 DELEGATION

The board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board by Section 3.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

SECTION 4: DIRECTORS

SECTION 4.1 NUMBER OF DIRECTORS

Until changed in accordance with the Act, there shall be a board consisting of such fixed number of directors as is set out in the articles of the Corporation. Where there is a minimum and maximum number, the number of directors shall be not fewer than the minimum number and not more than the maximum number of directors provided for in the articles of the Corporation, the exact number of directors, within such limits, shall be determined from time to time by the board.

SECTION 4.2 Quorum

The directors may, from to time to time, fix by resolution the quorum for meetings of directors, but until otherwise fixed, a majority of the directors in office from time to time shall constitute a quorum. Subject to the provisions of Section 4.9 hereof, any meeting of directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the by-laws of the Corporation for the time being vested in or exercisable by the directors generally.

SECTION 4.3 QUALIFICATION

No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. At least 25% of the directors shall be resident Canadians or, if the Corporation has less than four directors, at least one director must be a resident Canadian, unless the Act permits otherwise.

SECTION 4.4 ELECTION AND TERM

The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders at which time all the directors then in office shall cease to hold office but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. The election shall be by resolution. If an election of directors is not held at any such meeting of shareholders, the incumbent directors shall continue in office until their successors are elected.

SECTION 4.5 REMOVAL OF DIRECTORS

Subject to the provisions of the Act, the shareholders may by resolution passed at a special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

SECTION 4.6 VACATION OF OFFICE

A director ceases to hold office when such director dies, is removed from office by the shareholders, ceases to be qualified for election as a director, or when his written resignation is sent to the Corporation or, if a time is specified in such resignation, at the time so specified, whichever is later.

SECTION 4.7 VACANCIES

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure of the shareholders to elect the number or minimum number of directors. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number or minimum number of directors, the board shall forthwith call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

SECTION 4.8 ACTION BY THE BOARD

Subject to any unanimous shareholder agreement, the board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to Sections 4.9 and 4.10, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

SECTION 4.9 CANADIAN RESIDENCY

The board shall not transact business at a meeting, other than filling a vacancy in the board arising otherwise than by an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles, unless at least 25% of the directors present are resident Canadians or, if a Corporation has less than four directors, at least one director is a resident Canadian, except where:

(a) (a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility the business transacted at the meeting; and

(b) (b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

SECTION 4.10 MEETINGS BY TELEPHONE

If all the directors consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

SECTION 4.11 PLACE OF MEETINGS

Meetings of the board may be held at any place in or outside Canada.

SECTION 4.12 CALLING OF MEETINGS

Meetings of the board shall be held from time to time and at such place as the board, the chairman of the board, the vice-chair, the president or any two directors may determine.

SECTION 4.13 NOTICE OF MEETING

Notice of the time and place of each meeting of the board shall be given in the manner provided in Section 12.1 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor or appoint additional directors;

(c) issue securities or issue shares of a series in accordance with the provisions of the Act except as authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission for the purchase of shares of the Corporation except as authorized by the directors;

(g) approve a management proxy circular;

(h) approve a take-over bid circular or directors' circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

A director may in any manner waive notice of or otherwise consent to a meeting of the board.

SECTION 4.14 FIRST MEETING OF NEW BOARD

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

SECTION 4.15 ADJOURNED MEETING

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

SECTION 4.16 REGULAR MEETINGS

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

SECTION 4.17 CHAIRMAN

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, vice-chair, president or a vice-president, who is a director. If no such officer is present, the directors present shall choose one of their number to be chairman.

SECTION 4.18 VOTES TO GOVERN

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

SECTION 4.19 CONFLICT OF INTEREST

A director or officer who is a party to, or who is a director or officer or an individual acting in a similar capacity of, or has a material interest in, any person who is a party to, a material contract or material transaction, whether made or proposed, with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the

ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director interested in a contract or transaction so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

SECTION 4.20 REMUNERATION AND EXPENSES

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION 5: COMMITTEES

SECTION 5.1 COMMITTEE OF DIRECTORS

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.

SECTION 5.2 TRANSACTION OF BUSINESS

Subject to the provisions of Section 4.10, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

SECTION 5.3 PROCEDURE

Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION 6: OFFICERS

SECTION 6.1 APPOINTMENT

Subject to any unanimous shareholder agreement, the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and/or such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Sections 6.2 and 6.3 an officer may but need not be a director and one person may hold more than one office.

SECTION 6.2 CHAIRMAN OF THE BOARD

The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the vice-chair or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised firstly by the vice-chair, if any, or secondly by the president.

SECTION 6.3 VICE-CHAIR

The board may from time to time appoint a vice-chair who shall be a resident Canadian and a director. During the absence or disability of the chairman of the board and/or the president, or if no chairman of the board and/or president has been appointed, the vice chair shall also have the powers and duties of the chairman of the board and/or the president.

SECTION 6.4 PRESIDENT

If appointed, the president subject to the authority of the board, shall have general supervision of the business of the corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board and/or vice-chair, or if no chairman of the board and/or vice-chair has been appointed, the president shall also have the powers and duties of the chairman of the board and/or the vice-chair.

SECTION 6.5 VICE-PRESIDENT OR VICE-PRESIDENTS

The vice-president or vice-presidents shall have such powers and duties as the board may specify during the absence or disability of the chairman of the board and/or the vice-chair and/or the president. Subject to Sections 6.3 and 6.4, one of the vice-presidents (being a shareholder and/or director, as the case may be, where required by the Act or these by-laws) may exercise the powers and perform the duties of the chairman of the board and/or the vice chair and/or the president.

SECTION 6.6 SECRETARY

Except as may be otherwise determined from time to time by the directors, the secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, the auditor and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some

other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer may specify.

SECTION 6.7 TREASURER

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board or the chief executive officer may specify.

SECTION 6.8 POWERS AND DUTIES OF OTHER OFFICERS

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

SECTION 6.9 VARIATION OF POWERS AND DUTIES

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

SECTION 6.10 TERM OF OFFICE

The board, in its discretion, may remove and discharge any or all the officers of the Corporation either with or without cause at any meeting called for that purpose and may elect or appoint others in their place or places. Any officer or employee of the Corporation, not being a member of the board, may also be removed and discharged, either with or without cause, by the chairman, vice-chair or president. If, however, there be a contract with an officer or employee derogating from the provisions of this Section such removal or discharge shall be subject to the provisions of such contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed.

SECTION 6.11 TERMS OF EMPLOYMENT AND REMUNERATION

The terms of employment and the remuneration of officers appointed by the board shall be settled by it from time to time.

SECTION 6.12 CONFLICT OF INTEREST

An officer shall disclose his interest in any material contract or material transaction or proposed material contract or transaction with the Corporation in accordance with Section 4.19.

SECTION 6.13 AGENTS AND ATTORNEYS

The board, the chief executive officer or the president or any person delegated by any of them shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

SECTION 6.14 FIDELITY BONDS

The board, the chief executive officer or the president or any person delegated by any of them may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION 7: PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

SECTION 7.1 LIMITATION OF LIABILITY

No director or officer shall be liable for the acts, receipts, neglects or defaults of any other person including any director or officer or employee; or for joining in any receipt or acts for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency delictual, quasi-delictual or tortious acts of any person with whom any of the moneys, securities or other property of the Corporation shall be an error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which may arise out of the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the mandatory provisions of the Act and the regulations thereunder or from liability for any breach thereof.

SECTION 7.2 INDEMNITY

Without in any manner derogating from or limiting the mandatory provisions of the Act but subject to the conditions contained therein, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate), and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if the individual:

(a) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he acted as director or officer or in a similar capacity at the Corporation's request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

SECTION 7.3 INSURANCE

Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers, as the board may from time to time determine.

SECTION 8: SHARES

SECTION 8.1 ALLOTMENT

The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided in the Act.

SECTION 8.2 COMMISSIONS

Subject to the provisions of the Act, the board may from time to time authorize the Corporation to pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

SECTION 8.3 REGISTRATION OF TRANSFER

Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, indemnification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer if any as are authorized by the articles and upon satisfaction of any lien referred to in Section 8.5.

SECTION 8.4 TRANSFER AGENTS AND REGISTRARS

The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer

agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

SECTION 8.5 LIEN FOR INDEBTEDNESS

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

SECTION 8.6 NON-RECOGNITION OF TRUSTS

Subject to the provisions of the Act, the Corporation shall treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise a right of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

SECTION 8.7 SHARE CERTIFICATES

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgment of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgments of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Section 2.4 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

SECTION 8.8 REPLACEMENT OF SHARE CERTIFICATES

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken upon payment of a reasonable fee, and on such

terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

SECTION 8.9 JOINT SHAREHOLDERS

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

SECTION 8.10 DECEASED SHAREHOLDERS

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon or other distributions in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION 9: DIVIDENDS AND RIGHTS

SECTION 9.1 DIVIDENDS

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

SECTION 9.2 DIVIDEND CHEQUES

A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

SECTION 9.3 NON-RECEIPT OF CHEQUES

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like

amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

SECTION 9.4 RECORD DATE FOR DIVIDENDS AND RIGHTS

The board may fix in advance a date, preceding by not more than 60 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that notice of any such record date is given, not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

SECTION 9.5 UNCLAIMED DIVIDENDS

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION 10: MEETINGS OF SHAREHOLDERS

SECTION 10.1 ANNUAL MEETINGS

The annual meeting of shareholders shall be held at such time in each year and, subject to Section 10.3, at such place as the board or failing it, the chairman of the board, the vice-chair or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing the auditor and for the transaction of such other business as may properly be brought before the meeting.

SECTION 10.2 SPECIAL MEETINGS

The board, the chairman of the board, the vice-chair or the president shall have power to call a special meeting of shareholders at any time.

SECTION 10.3 PLACE OF MEETINGS

Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situated or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

SECTION 10.4 NOTICE OF MEETINGS

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 12.1 not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date, if any, for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner either before, during or after a meeting of shareholders waive notice of or otherwise consent to a meeting of shareholders.

SECTION 10.5 LIST OF SHAREHOLDERS ENTITLED TO NOTICE

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder. If a record date for the meeting is fixed pursuant to Section 10.6, the list of shareholders shall be prepared not later than 10 days after such record date and the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is kept and at the place where the meeting is held.

SECTION 10.6 RECORD DATE FOR NOTICE

The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given, not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

SECTION 10.7 MEETINGS WITHOUT NOTICE

A meeting of shareholders may be held without notice at any time and place permitted by the Act if (a) all the shareholders entitled to vote thereat are present in person or represented by proxy and who do not attend the meeting for the express purpose of

objecting to the transaction of any business on the grounds that the meeting is not lawfully called or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and if (b) the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

SECTION 10.8 CHAIRMAN, SECRETARY AND SCRUTINEERS

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, vice-chairman, deputy-chairman, president, vice-chair, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary and each assistant-secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

SECTION 10.9 PERSONS ENTITLED TO BE PRESENT

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at any meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

SECTION 10.10 PARTICIPATION

Any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting by such a means is deemed to be present at the meeting.

SECTION 10.11 MEETINGS HELD BY ELECTRONIC MEANS

A meeting of the shareholders may be held entirely by a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting by such means is deemed to be present at the meeting.

SECTION 10.12 QUORUM

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled. No business shall be transacted at any meeting unless the requisite quorum be present at the time of the transaction of such business.

Should a quorum not be present at any meeting of shareholder, those present in person and entitled to be counted for the purpose of forming a quorum shall have power to adjourn the meeting from time to time without notice, other than announcement at the meeting, until a quorum shall be present, subject to the provisions of the Act. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned.

SECTION 10.13 RIGHT TO VOTE

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in Section 10.5, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except, where the Corporation has fixed a record date in respect of such meeting pursuant to Section 10.6, to the extent that such person has transferred any of his shares after such record date and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than 10 days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

SECTION 10.14 PROXIES

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

SECTION 10.15 TIME FOR DEPOSIT OF PROXIES

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in

such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

SECTION 10.16 JOINT SHAREHOLDERS

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

SECTION 10.17 VOTES TO GOVERN

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

SECTION 10.18 SHOW OF HANDS

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

SECTION 10.19 BALLOTS

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such a manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

SECTION 10.20 ADJOURNMENT

If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting

that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

SECTION 10.21 RESOLUTION IN WRITING

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

SECTION 11: DIVISIONS AND DEPARTMENTS

SECTION 11.1 CREATION AND CONSOLIDATION OF DIVISIONS

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

SECTION 11.2 NAME OF DIVISIONS

Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation as if it had been entered into or signed in the name of the Corporation.

SECTION 11.3 OFFICERS OF DIVISIONS

From time to time the board or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the chief executive officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract. Officers of divisions of their sub-units shall not, as such, be officers of the Corporation.

SECTION 12: NOTICES

SECTION 12.1 METHOD OF GIVING NOTICES

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member

of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary or assistant-secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

SECTION 12.2 NOTICE TO JOINT SHAREHOLDERS

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

SECTION 12.3 COMPUTATION OF TIME

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

SECTION 12.4 UNDELIVERED NOTICES

If any notice given to a shareholder pursuant to Section 12.1 is returned on two consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

SECTION 12.5 OMISSIONS AND ERRORS

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

SECTION 12.6 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon

SECTION 13: EFFECTIVE DATE

SECTION 13.1 EFFECTIVE DATE

This by-law is effective from the date of the resolution of the directors adopting same and shall continue to be effective unless amended by the directors until the first meeting of shareholders of the Corporation, whereat if same is confirmed or confirmed as amended, this by-law shall continue in effect in the form in which it was so confirmed.

ENACTED by the board of directors of the Corporation on the 14th day of November, 2006.

CONFIRMED by the shareholders of the Corporation on ___________________________

THIRD AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT, amended and restated as of the 22 day of November, 2006 and effective as of the 6th day of July, 2006.

AMONG:

RUBICON MINERALS CORPORATION, a company incorporated under the laws of the Province of British Columbia and having a head office at 1540, 800 West Pender Street Vancouver, BC V6C 2V6

(hereinafter referred to as "**Rubicon**")

AND:

PARAGON MINERALS CORPORATION, a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

(hereinafter referred to as "**Paragon**")

AND:

COPPERCO RESOURCE CORP., a company incorporated under the federal laws of Canada and having its registered office at 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

(hereinafter referred to as "**CopperCo**")

AND:

AFRICO RESOURCES LTD., a company incorporated under the laws of the Province of British Columbia and having its registered and records offices at 2800 Park Place, 666 Burrard Street Vancouver, BC V6C 2Z7

(hereinafter referred to as "**Africo**")

WHEREAS:

A. Rubicon, Paragon, CopperCo and Africo have agreed to proceed with a proposed transaction by way of a plan of arrangement whereby Rubicon will reorganize its share capital, certain assets of Rubicon will be transferred to Paragon and CopperCo, and a series of exchanges of securities will take place with the result that the current shareholders of Rubicon will retain their current shareholdings in Rubicon and will acquire shares in Paragon and CopperCo, and the

current shareholders of Africo will acquire shares in CopperCo, all pursuant to certain specified share exchange ratios, and all as more particularly set out herein;

B. Rubicon proposes to convene a meeting of its shareholders to consider the Arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), on the terms and conditions set forth in the Plan of Arrangement attached as Appendix I hereto;

C. Africo proposes to convene a meeting of its shareholders to consider the Arrangement under Division 5 of Part 9 of the *Business Corporations Act* (British Columbia), on the terms and conditions set forth in the Plan of Arrangement attached as Appendix I hereto;

D. Each of the parties to this Agreement has agreed to participate in and support the Arrangement; and

E. The parties previously determined that it was advisable to amend and restate the Arrangement Agreement as of August 8 and September 29, 2006, respectively, and have now determined that it is advisable to further amend and restate the Arrangement Agreement as of November 22, 2006.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "**1933 Act**" means the United States Securities Act of 1933, as amended;

(b) "**Affiliate**" in respect of any person means any other person that, directly or through one or more intermediaries, controls or is controlled by or is under common control with such person and, for the purpose of this definition, "control" means the direct or indirect possession of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise. When used in relation to a business, "Affiliate" means, for periods both before and after the Effective Date, Affiliates as determined after giving effect to the Arrangement;

(c) "**Arrangement Agreement**" or "**this Agreement**" means this arrangement agreement, including all appendices, schedules and exhibits hereto, as the same may be supplemented or amended from time to time;

(d) **"Associate"** has the meaning set out in subsection 1(1) of the *Securities Act* (British Columbia);

(e) **"Final Order"** means the final order of the Court contemplated by section 4.6 hereof;

(f) **"the Hearing"** means the Court hearing at which the Final Order will be sought;

(g) **"Indemnified Person"** means each person entitled to indemnification under Article 6;

(h) **"Indemnity Payment"** means any amount required to be paid by an Indemnifier pursuant to Article 6;

(i) **"Indemnifier"** means any party who is obligated to provide indemnification under Article 6;

(j) **"Interim Order"** means the interim order of the Court made pursuant to the application contemplated by section 4.6 hereof;

(k) **"Loss"** means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment of whatever nature or kind, including Taxes, the reasonable out-of-pocket costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto, fines and penalties and reasonable legal fees (on a solicitor and its own client basis) and expenses incurred in connection therewith, excluding loss of profits and consequential damages;

(l) **"Person"** means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(m) **"Plan of Arrangement"** means the plan of arrangement which is attached as Appendix I hereto and any amendment or variation thereto made in accordance with section 7.1 hereof;

(n) **"Representatives"** means, collectively, the directors, officers, employees and agents of a party at any time and their respective heirs, executors, administrators and other legal representatives;

(o) **"Rubicon Property Share Requirements"** means the maximum number of Rubicon Common Shares, if any, that would be required to be issued by Rubicon to exercise its rights to acquire any of the current mineral properties of Rubicon, where there has been no agreement by the vendor prior to the Effective Date to accept, following completion of the Arrangement, alternative or additional

consideration in lieu of the Rubicon Common Shares which such vendor would have been entitled to receive if such agreement were not entered into;

(p) "**Securityholder**" means a holder of securities of one of the parties to this Agreement, as the context requires;

(q) "**Special Resolution**" means a resolution passed by a majority of not less than two thirds of the votes cast by the Rubicon Shareholders and by the Africo Shareholders, respectively, who vote in respect of such resolution at the respective Meetings;

(r) "**Subsidiary**" means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

(s) "**Tax Gross-Up**" means, with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Person in the same after tax position as it would have been in had such Indemnity Payment been received tax free. The Tax Gross-Up amount will be calculated by using the applicable combined federal and provincial income tax rate and/or the foreign tax rate applicable to the Indemnified Person and, except as provided in Section 6.5 "Tax Effect", without regard to any losses, credits, refunds or deductions that the Indemnified Person may have that could affect the amount of tax payable on any such Indemnity Payment;

(t) "**Tax Proposals**" means all specific proposals to amend the ITA and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Agreement; and

(u) "**Tax Ruling**" means the advance income tax ruling from the Canada Revenue Agency confirming the Canadian federal income tax consequences of certain aspects of the Arrangement; and

(v) "**Taxes**" includes all applicable present and future income taxes, capital taxes, stamp taxes, charges to tax, withholdings, sales and use taxes, value added taxes and goods and services taxes and all penalties, interest and other payments on or in respect thereof.

All capitalized words used in this Agreement and not otherwise defined herein shall have the meanings set forth in the Plan of Arrangement.

1.2 Headings

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof" and "hereunder" and similar expressions refer to this Agreement (including the appendices hereto) as a whole and not to any particular article, section or other portion hereof and includes any agreement, document or instrument supplementary or ancillary hereto.

1.3 Construction

In this Agreement, unless something in the context is inconsistent therewith:

(a) the words "include" or "including" when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(b) a reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation;

(c) a reference to time or date is to the local time or date in Vancouver, British Columbia, unless specifically indicated otherwise;

(d) reference to a particular corporation includes the corporation derived from the amalgamation of the particular corporation, or of a corporation to which such reference is extended by this paragraph (d), with one or more other corporations;

(e) a word importing the masculine gender includes the feminine or neuter and a word importing the singular includes the plural and vice versa; and

(f) a reference to "approval", "authorization", "consent", "designation" or "notice" means written approval, authorization, consent, designation or notice unless specifically indicated otherwise.

1.4 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to.

1.5 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.6 Accounting Principles

Whenever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor thereto, applicable as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.

1.7 Appendix

The attached Appendix I, entitled "Plan of Arrangement", shall be deemed to be incorporated into and form part of this Agreement.

1.8 Entire Agreement

This Agreement, together with the appendices, agreements and other documents herein or therein referred to, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

ARTICLE 2 - EFFECTIVE DATE OF ARRANGEMENT

2.1 Arrangement

Rubicon, Paragon, CopperCo and Africo agree to effect the Arrangement pursuant to the provisions of sections 288 to 299 of the BCBCA and section 192 of the CBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Effective Time of Arrangement

The Arrangement shall become effective at 12:01 a.m. on the Effective Date.

2.3 Commitment to Effect Arrangement

Subject to satisfaction of the terms and conditions of this Agreement and termination pursuant to Article 7, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective on the Effective Date and, in conjunction therewith, to cause the transactions contemplated by the Plan of Arrangement to be completed on or prior to the Effective Date. Without limiting the generality of the foregoing, the Applicants (as defined in Section 4.6) shall proceed forthwith to apply for the Interim Order and, upon obtainment thereof, Rubicon shall call the Rubicon Meeting and mail the Circular to the Rubicon Shareholders and Africo shall call the Africo Meeting.

2.4 Filing of Final Order

Subject to the rights of termination contained in Article 7 hereof, upon the Rubicon Shareholders and the Africo Shareholders each approving the Arrangement by Special Resolution in accordance with the provisions of the Interim Order and the BCBCA, the Applicants obtaining the Final Order and the other conditions contained in Article 5 hereof being satisfied or waived, Rubicon, Paragon, CopperCo and Africo shall file a copy of the Final Order together with such other documents as may be required to be filed pursuant to sections 288 to 299 of the BCBCA and section 192 of the CBCA in order to make the Arrangement effective on the Effective Date. Upon the Arrangement becoming effective, Rubicon, Paragon, CopperCo and Africo shall exchange such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by this Agreement and the Plan of Arrangement.

2.5 United States Section 3(a)(10) Exemption

The parties agree that the Arrangement will be carried out with the intention that all securities issued on completion of the Arrangement to Securityholders of Rubicon, Africo, CopperCo or Paragon who are residents of the United States will be issued by Rubicon, Paragon and CopperCo in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the "**Section 3(a)(10) Exemption**"). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis;

(a) the Arrangement will be subject to the approval of the Court;

(b) the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the Hearing;

(c) the Court will be required to satisfy itself as to the fairness of the Arrangement;

(d) the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Rubicon Securityholders and the Africo Securityholders to whom securities will be issued;

(e) Rubicon and Africo will ensure that each Securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the Hearing and providing them with sufficient information necessary for them to exercise that right;

(f) the Rubicon Shareholders and the Africo Shareholders will be advised that the securities issued in the Plan of Arrangement have not been registered under the 1933 Act and will be issued by Rubicon, Paragon and CopperCo in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act and may be subject to restrictions on resale under the securities laws of the United States, including, as applicable, Rules 144 and 145 under the 1933 Act with respect to affiliates;

(g) the Interim Order approving the Meetings to approve the Arrangement will specify that each Securityholder will have the right to appear before the Court at the Hearing so long as such Securityholder enters an appearance within a reasonable time; and

(h) the Final Order shall include a statement to the following effect:

> "This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the *United States Securities Act of 1933* from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Rubicon, Paragon and CopperCo, pursuant to the Plan of Arrangement."

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Rubicon, Paragon, CopperCo and Africo

Each of the parties represents and warrants to each other as follows:

(a) in the case of Rubicon and Africo, it is a corporation duly incorporated or continued and validly subsisting under the laws of the Province of British Columbia and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b) in the case of Paragon and CopperCo, it is a corporation duly incorporated and validly subsisting under the federal laws of Canada and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(c) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement, and this Agreement has been duly authorized by it;

(d) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of:

   (i) any provision of its constating documents or governing documents;

   (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it; or

   (iii) any agreement or instrument to which it is a party or by which it is bound;

(e) no dissolution, winding-up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it;

(f) it has the requisite organizational power and authority and all necessary governmental approvals to own, lease and operate the properties and assets it currently owns, operates or holds under lease and to carry on its business as it is now being conducted;

(g) its current and fully diluted share capital are as described in the Circular;

(h) it does not have any liabilities or obligations other than such liabilities or obligations disclosed in the Circular, including the financial statements included therein;

(i) other than as disclosed in the Circular, there is no claim, action, proceeding or investigation pending or, to its knowledge, threatened against it, any of its Subsidiaries, or any of its properties or assets before any court, arbitrator or governmental authority, which, if adversely determined, could result in, individually or in the aggregate, a material adverse change or prevent or materially delay the consummation of the Arrangement; and

(j) none of the information supplied by it for inclusion in the Circular contains any untrue statement of a material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE 4 - COVENANTS

4.1 Covenants of Rubicon

Rubicon hereby covenants and agrees with Paragon, CopperCo and Africo as follows:

(a) until the Effective Date, Rubicon and each of its Subsidiaries shall carry on their business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, except for transactions which have already been publicly disclosed and except as contemplated in this Agreement;

(b) except for transactions which have already been publicly disclosed and except as contemplated in this Agreement, until the Effective Date, Rubicon shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(c) Rubicon shall, in a timely and expeditious manner, file the Circular in all jurisdictions where the Circular is required to be filed by Rubicon and mail or cause to be mailed the Circular to the Shareholders, the directors of Rubicon and

the auditors of Rubicon and any other person who is entitled to receive the Circular, all in accordance with the terms of the Interim Order and applicable law;

(d) Rubicon shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Rubicon shall seek:

(i) the approval of the Rubicon Shareholders required for the implementation of the Arrangement;

(ii) the Interim Order and the Final Order as provided for in section 4.6; and

(iii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e) Rubicon will convene the Rubicon Meeting as soon as practicable and will solicit proxies to be voted at the Rubicon Meeting in favour of the Arrangement and all other resolutions referred to in the Circular;

(f) Rubicon will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date; and

(g) Rubicon will use all reasonable efforts to ensure that immediately prior to the Effective Date, Rubicon will not have any Rubicon Property Share Requirements.

4.2 Covenants of Africo

Africo hereby covenants and agrees with Rubicon, Paragon and CopperCo as follows:

(a) until the Effective Date, Africo and each of its Subsidiaries shall carry on their business in the ordinary course and shall not enter into any transaction or incur any obligation or liability out of the ordinary course of its business, (i) except for transactions which have already been publicly disclosed; (ii) except as contemplated in this Agreement; and (iii) except for:

(A) the exercise by Africo of its right to acquire the remaining shares of H & J Swanepoel Famille Trust s.p.r.l.;

(B) the issuance by Africo of Africo Convertible Notes up to an aggregate principal amount of $5 million in order to carry out the Bridge Loan;

(C) such other additional equity financing that the Africo Board of Directors may approve; and

(D) such other transactions as may unanimously be agreed upon by the Africo Board of Directors (including Rubicon's representative on such Board);

(b) except for transactions which have already been publicly disclosed and except as contemplated in this Agreement, until the Effective Date, Africo shall not, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate, consolidate or enter into any other corporate reorganization with, any other corporation or Person or perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(c) Africo shall, in a timely and expeditious manner, mail, deliver or cause to be mailed or delivered the Circular and all proxy and meeting materials required by the BCBCA to the Africo Shareholders (and any other person to whom Africo may be required to deliver the Circular) all in accordance with the terms of the Interim Order and applicable law;

(d) Africo shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Africo shall seek:

(i) the approval of the Africo Shareholders required for the implementation of the Arrangement; and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(e) Africo will convene the Africo Meeting as soon as practicable; and

(f) Africo will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.3 Covenants of Paragon

Paragon hereby covenants and agrees with Rubicon, CopperCo and Africo as follows:

(a) except as otherwise contemplated in this Agreement, until the Effective Date, Paragon shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with, any other corporation or Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to,

directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(b) Paragon shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, Paragon shall seek and cooperate with Rubicon, CopperCo and Africo in seeking:

(i) the Interim Order and the Final Order as provided for in section 4.6, and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1; and

(c) Paragon will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date.

4.4 Covenants of CopperCo

CopperCo hereby covenants and agrees with Rubicon, Paragon and Africo as follows:

(a) except as otherwise contemplated in this Agreement or as may be reasonably required to carry out the spirit and intent of the Agreement, until the Effective Date, CopperCo shall not merge, and shall not suffer or permit any of its Subsidiaries to, merge into or with, or amalgamate or consolidate, or enter into any other corporate reorganization with, any other corporation or Person, perform any act or enter into any transaction or negotiation which reasonably could be expected to, directly or indirectly, interfere or be inconsistent with the completion of the Arrangement or other transactions contemplated by this Agreement;

(b) CopperCo shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, CopperCo shall seek and cooperate with Rubicon, Paragon and Africo in seeking:

(i) the Interim Order and the Final Order as provided for in section 4.6, and

(ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in section 5.1;

(c) CopperCo will use all reasonable efforts to cause each of the conditions precedent set out in sections 5.1 and 5.2 to be complied with on or before the Effective Date; and

(d) the Board of Directors of CopperCo existing immediately upon completion of the Arrangement shall consist of the directors of Africo who are elected at Africo's 2006 Annual General Meeting, plus such other directors of Africo as may be appointed following such annual general meeting and prior to the Effective Date.

4.5 Mutual Tax-Related Covenants

Each party covenants and agrees with each other party as follows:

(a) in the event that the condition precedent in Section 5.1(l) is satisfied, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Ruling without (i) obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Ruling or the obtaining thereof and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(b) in the event that the condition precedent in Section 5.1(l) is waived, but it is agreed by the parties that as a condition of such waiver Rubicon shall obtain an opinion of a nationally recognized accounting firm or law firm, that such party will not take any action, omit to take any action or enter into any transaction that could cause the Plan of Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the opinion without (i) obtaining a supplementary opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the opinion and (ii) for a period of three years after the Effective Date, obtaining the consent of each of Rubicon, CopperCo, Paragon and Africo, such consent not to be unreasonably withheld or delayed;

(c) to file its tax returns and section 85 elections pursuant to the ITA and to make adjustments to its capital account in accordance with the terms of the Plan of Arrangement following the Effective Date; and

(d) to cooperate in the preparation and filing, in the form and within the time limits prescribed in the ITA, of all elections under the ITA as contemplated in the Plan of Arrangement and this Agreement (and any similar elections that may be required under applicable provincial or foreign legislation). Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the ITA (or applicable provincial or foreign legislation) and will be the amount contemplated by the Plan of Arrangement and this

Agreement, such that the particular transfer will take place on an income tax-deferred basis.

4.6 Interim Order and Final Order

Rubicon, Paragon and CopperCo (collectively the "Applicants") covenant and agree that they will, as soon as reasonably practicable, apply to the Court pursuant to section 291 of the BCBCA for the Interim Order. Africo covenants and agrees that it shall support the Applicants at the application for the Interim Order and the Hearing as a respondent. The Interim Order shall provide for, among other things, the calling and holding of the Meetings for the purpose of, among other matters, considering and, if deemed advisable, approving the Arrangement. The Applicants covenant and agree that, if the approval of the Arrangement by the Rubicon and Africo Shareholders as set forth in the Interim Order is obtained by Rubicon and Africo, as soon as practicable thereafter the Applicants will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct.

ARTICLE 5 - CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of each party hereto to complete the transactions contemplated by this Agreement, and the obligation of the parties to file a copy of the Final Order and such other documents as may be required to be filed pursuant to sections 288 to 299 of the BCBCA and section 192 of the CBCA in order to give effect to the Arrangement, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions:

(a) the Interim Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(b) the Arrangement, with or without amendment, shall have been approved at the Meetings by the Rubicon and Africo Shareholders in accordance with the Interim Order;

(c) the Final Order shall have been granted in form and substance satisfactory to Rubicon and Africo, acting reasonably;

(d) the TSX and AMEX will have conditionally accepted the Arrangement and confirmed that the New Rubicon Common Shares have been conditionally listed on the TSX and AMEX, and the TSX will have confirmed that the CopperCo Common Shares and the Rubicon Series 2 Special Shares have been conditionally listed on the TSX;

(e) the TSX-V will have confirmed that the Paragon Common Shares and the Rubicon Series 1 Special Shares have been conditionally listed on Tier 1 or Tier 2 of the TSX-V;

(f) all other consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required, necessary or desirable for the Arrangement to become effective shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, in a form acceptable to Rubicon and Africo, acting reasonably;

(g) notices of dissent shall not have been delivered by Rubicon Shareholders holding such number of Rubicon Common Shares that, in Rubicon's opinion, completion of the Arrangement would not be in the best interests of Rubicon;

(h) notices of dissent shall not have been delivered by Africo Shareholders holding such number of Africo Shares that, in Africo's opinion, completion of the Arrangement would not be in the best interests of Africo;

(i) Paragon shall have completed the Paragon Financing, subject only to any requirement under the terms of the Financing to complete the Arrangement;

(j) CopperCo or Africo shall have completed the CopperCo/Africo Financing for gross proceeds of at least $75 million, or such lesser amount as may be determined by the Board of CopperCo or Africo, as the case may be, subject only to any requirement under the terms of the CopperCo/Africo Financing to complete the Arrangement;

(k) any Person who will hold, together with any Associates of such Person, immediately before or immediately after completion of the Arrangement, 10% or more of the outstanding New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares shall have executed a certificate or other document representing that such Person and its Associates will not sell any such shares as part of the same series of transactions comprising the Arrangement;

(l) the Tax Ruling shall have been obtained, in form and substance satisfactory to Rubicon, Africo and their counsel and the auditors of Africo and CopperCo, acting reasonably;

(m) there shall not be in force any order or decree restraining or enjoining the consummation of the transaction contemplated by this Agreement; and

(n) this Agreement shall not have been terminated under Article 7.

Except for the conditions set forth in subsections 5.1(a), (b), (c) and (k), any of the foregoing conditions may be waived.

5.2 Conditions and Obligations of Each Party

The obligation of each of Rubicon, Paragon, CopperCo and Africo to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by any such party without prejudice to its right to rely on any other condition in favour of such party,

that each and every one of the covenants of the other party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by such party and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other party hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at and as of such time.

ARTICLE 6 - INDEMNITIES

6.1 Indemnity by Rubicon

Rubicon will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Rubicon as if made without any qualification as to the knowledge of Rubicon; and

(b) a breach of a covenant herein or pursuant hereto by Rubicon.

6.2 Indemnity by Paragon

Paragon will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Paragon as if made without any qualification as to the knowledge of Paragon; and

(b) a breach of a covenant herein or pursuant hereto by Paragon.

6.3 Indemnity by CopperCo

CopperCo will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by CopperCo as if made without any qualification as to the knowledge of CopperCo; and

(b) a breach of a covenant herein or pursuant hereto by CopperCo.

6.4 Indemnity by Africo

Africo will indemnify and hold harmless each other party and its Representatives against any Loss suffered or incurred by any such Indemnified Person resulting from:

(a) a breach of a representation or warranty herein or pursuant hereto by Africo as if made without any qualification as to the knowledge of Africo; and

(b) a breach of a covenant herein or pursuant hereto by Africo.

6.5 Tax Effect

If any Indemnity Payment received by an Indemnified Person would constitute income for tax purposes to such Indemnified Person, the Indemnifier will pay a Tax Gross-Up to the Indemnified Person at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. The amount of any Loss for which indemnification is provided will be adjusted to take into account any tax benefit realizable by the Indemnified Person or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For purposes of this Section, any tax benefit will be taken into account at such time as it is received by the Indemnified Person or its Affiliate. Notwithstanding the foregoing provisions of this Section, if an Indemnity Payment would otherwise be included in the Indemnified Person's income, the Indemnified Person covenants and agrees to make all such elections and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

ARTICLE 7 - AMENDMENT AND TERMINATION

7.1 Amendment

Subject to any mandatory applicable restrictions under the BCBCA, the CBCA or the Final Order, this Agreement may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Rubicon Shareholders or the Africo Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties; or

(d) make such alterations in this Agreement as the parties may consider necessary or desirable in connection with the Interim Order or in order to ensure the tax efficacy of the Arrangement.

7.2 Termination by Rubicon

Notwithstanding any other provision to the contrary herein, this Agreement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the Board of Directors of Rubicon without further notice to, or action on the part of, the Rubicon Shareholders or the Africo Shareholders for whatever reasons the Board of Directors of Rubicon may consider appropriate, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Board of

Directors of Rubicon to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

7.3 Termination by Africo

Notwithstanding any other provision to the contrary herein, this Agreement may, at any time before or after the holding of the Meetings but prior to the Effective Date, be unilaterally terminated by the Board of Directors of Africo without further notice to, or action on the part of, the Africo Shareholders or the Rubicon Shareholders for whatever reasons the Board of Directors of Africo may consider appropriate, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Board of Directors of Africo to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

7.4 Termination on Non-Occurrence of Effective Date

This Agreement shall terminate without any further action by the parties if the Effective Date shall not have occurred on or before December 15, 2006, unless otherwise agreed by the parties.

7.5 Effect of Termination

Upon the termination of this Agreement pursuant to sections 7.2, 7.3 or 7.4 hereof, except for the obligations set out at section 11.6, no party shall have any liability or further obligation to any other party hereunder.

ARTICLE 8 - PARAGON FINANCING

The parties hereby acknowledge and agree that Paragon proposes to carry out a non-brokered private placement financing (the "Paragon Financing") in connection with the Arrangement, and that certain securities to be issued by Paragon under the Paragon Financing will be exchanged for Paragon Common Shares under the Arrangement, all as more particularly described in the Plan of Arrangement. The parties further acknowledge and agree that the final terms and conditions of the Paragon Financing may be negotiated by Paragon, subject to acceptance by the TSX or the TSX - V as applicable.

ARTICLE 9 - COPPERCO/AFRICO FINANCING

The parties hereby acknowledge and agree that CopperCo, or alternatively Africo, proposes to carry out a brokered private placement financing (the "CopperCo/Africo Financing") in connection with the Arrangement, and that certain securities to be issued by Africo or CopperCo under the CopperCo/Africo Financing will be exchanged for CopperCo Common Shares under the Arrangement, all as more particularly described in the Plan of Arrangement. The parties further acknowledge and agree that the final terms and conditions of the CopperCo/Africo Financing may be negotiated by Africo or CopperCo, subject to acceptance by the TSX.

ARTICLE 10 - MERGER

10.1 Merger of Conditions

The conditions set out in sections 5.1 and 5.2 shall be conclusively deemed to have been satisfied, waived or released on the Effective Date.

10.2 Merger of Representations, Warranties and Covenants

The provisions of sections 3.1, 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6 shall be conclusively deemed to have been satisfied in all respects on the Effective Date and shall accordingly merge in and not survive the effectuation of the Arrangement.

ARTICLE 11 - GENERAL

11.1 Notices

All notices which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other addresses as shall be specified by the parties by like notice:

If to Rubicon:

Rubicon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: David W. Adamson, President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Paragon:

Paragon Minerals Corporation
Suite 1540, 800 West Pender Street
Vancouver, BC V6C 2V6
Attention: President
Facsimile: (604) 623-3355

with a copy to:

Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7
Attention: David R. Reid
Facsimile: (604) 687-1612

If to Africo or CopperCo:

Africo Resources Ltd./CopperCo Resource Corp. (as applicable)
c/o Getz Prince Wells
1810 - 1111 West Georgia Street
Vancouver, BC V6E 4M3
Attention: Chris Theodoropoulos, Chairman
Facsimile: (604) 685-9798

With a copy to:

Getz Prince Wells
1810 - 1111 West Georgia Street
Vancouver, BC V6E 4M3
Attention: Drew Wells
Facsimile: (604) 685-9798

Any notice that is delivered shall be deemed to be delivered on the date of delivery to such address if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day. Any notice delivered by facsimile transmission shall be deemed to be delivered on the date of transmission if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or the next Business Day if delivered after 5:00 p.m. or on a non-Business Day.

11.2 Assignment

No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other parties hereto.

11.3 Binding Effect

This Agreement and the Plan of Arrangement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.4 Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party or parties granting the same.

11.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

11.6 Expenses

Except as may be agreed to separately among the parties or between certain parties, all expenses incurred in connection with the transactions described and contemplated by this Agreement shall be borne and allocated as follows:

(a) except as otherwise set out below, each party shall be responsible for the fees and disbursements (including taxes) of its professional and other service providers;

(b) Africo (and, after the Effective Date, CopperCo) shall be responsible for paying, or reimbursing Rubicon for, the TSX listing application fee and listing fee for CopperCo (and in this regard, it is acknowledged that Rubicon has paid the listing application fee of $10,700 (including GST) and that Africo (or, after the Effective Date, CopperCo) will pay the listing fee); and

(c) Africo (and, after the Effective Date, CopperCo) shall reimburse Rubicon for all audit, accounting and legal fees and disbursements (including taxes) incurred by Rubicon's legal counsel and auditors in connection with:

(i) the incorporation and organization of CopperCo and all other legal services provided to CopperCo, including preparing and pursuing the TSX listing application of CopperCo, up to a maximum of $40,000; and

(ii) preparing financial statements and providing accounting and auditing services for CopperCo, up to a maximum of $10,000,

it being acknowledged that nothing in this clause (c) shall be interpreted as requiring Africo (or, after the Effective Date, CopperCo) to reimburse Rubicon for any costs incurred by Rubicon for tax advice rendered to Rubicon.

- THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK -

11.7 Counterparts

This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

RUBICON MINERALS CORPORATION

Per: *"ORIGINAL SIGNED"*
Authorized Signatory

PARAGON MINERALS CORPORATION

Per: *"ORIGINAL SIGNED"*
Authorized Signatory

COPPERCO RESOURCE CORP.

Per: *"ORIGINAL SIGNED"*
Authorized Signatory

AFRICO RESOURCES LTD.

Per: *"ORIGINAL SIGNED"*
Authorized Signatory

Appendix I to the Arrangement Agreement made as of the 6th day of July, 2006, amended and restated as of the 8th day of August, 2006, and further amended and restated as of the 29th day of September among Rubicon Minerals Corporation, Paragon Minerals Corporation, CopperCo Resource Corp. and Africo Resources Ltd.

PLAN OF ARRANGEMENT UNDER SECTIONS 288 - 299

OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

AND UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a) "**Africo**" means Africo Resources Ltd., a corporation incorporated under the BCBCA;

(b) "**Africo Compensation Option**" means a compensation option or options to be granted by Africo and CopperCo to the agent or agents under the CopperCo/Africo Financing, which compensation option shall automatically convert, under this Plan of Arrangement, into the CopperCo Broker Warrants;

(c) "**Africo Convertible Notes**" means, collectively, the Africo Convertible Share Notes and the Africo Convertible Unit Notes;

(d) "**Africo Convertible Share Notes**" means convertible promissory notes issued by Africo pursuant to the Bridge Loan, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into common shares of Africo or CopperCo at a price equal to 85% of the price at which such common shares are offered in a Qualifying Financing;

(e) "**Africo Convertible Unit Notes**" means convertible promissory notes issued by Africo, with such notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units of CopperCo as are offered pursuant to the Qualifying Financing at a price of $4.00 per unit, each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(f) "**Africo Meeting**" means the special meeting of the Africo Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(g) "**Africo Options**" means the outstanding stock options of Africo entitling the holders to purchase Africo Shares in accordance with the terms and conditions thereof;

(h) "**Africo Shareholder**" means a holder of Africo Shares;

(i) "**Africo Shares**" means the common shares without par value in the capital of Africo as currently constituted;

(j) "**Africo Subscription Receipts**" means subscription receipts which may be sold by Africo and CopperCo pursuant to the CopperCo/Africo Financing, with each Africo Subscription Receipt entitling the holder to receive, upon deemed exercise and for no additional consideration, one CopperCo Common Share and one-half of one CopperCo Warrant;

(k) "**Aggregate Exchange Trading Price**" means the amount equal to the aggregate of the results obtained when the Trading Price of a New Rubicon Common Share and a Common Share of Paragon or CopperCo is multiplied by the respective Exchange Number for the company issuing the share;

(l) "**AMEX**" means the American Stock Exchange;

(m) "**Arrangement**" means the statutory arrangement involving Rubicon, the Rubicon Shareholders, Paragon, CopperCo, Africo and the Africo Shareholders proposed under the provisions of sections 288 to 299 of the BCBCA and section 192 of the CBCA, on the terms and conditions set out in this Plan of Arrangement or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement;

(n) "**Arrangement Agreement**" means the arrangement agreement made as of the 6th day of July 2006 between Rubicon, Paragon, CopperCo and Africo to which this Plan of Arrangement is attached as Appendix I, as the same may be supplemented or amended from time to time;

(o) "**Assignment and Assumption Agreement**" means the assignment and assumption agreement among Rubicon and Paragon which more particularly describes the Paragon Transferred Assets which are to be transferred from Rubicon to Paragon;

(p) "**BCBCA**" means the *Business Corporations Act* (British Columbia);

(q) "**Business Day**" means any day, which is not a Saturday or a Sunday, or a statutory holiday in British Columbia;

(r) "**Bridge Loan**" means the bridge loan made by certain current Africo Shareholders and other investors to Africo in the principal amount of up to $5 million by way of issuance of Africo Convertible Notes;

(s) "**CBCA**" means the *Canada Business Corporations Act*;

(t) "**Circular**" means the definitive form, together with any amendments thereto, of the management proxy circular of Rubicon to be prepared and sent to the Rubicon Shareholders in connection with the Rubicon Meeting;

(u) "**Compensation Options**" means the compensation options issued by Rubicon on August 16, 2005, with each option entitling the holder to purchase a unit consisting of one Rubicon Common Share and one-half of a warrant to purchase an additional Rubicon Common Share;

(v) "**CopperCo**" means CopperCo Resource Corp., a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(w) "**CopperCo Broker Units**" means units issuable on exercise of the CopperCo Broker Warrants, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Broker Unit Warrant;

(x) "**CopperCo Broker Unit Warrants**" means warrants of CopperCo which shall be exercisable to purchase one CopperCo Common Share at an exercise price of $5.00 for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Broker Unit Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Unit Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(y) "**CopperCo Broker Warrants**" means the non-transferable broker warrants of CopperCo which shall be issued on the automatic conversion of the Africo Compensation Option and which shall be exercisable to purchase that number of CopperCo Broker Units which is equal to 6% of the number of Africo Subscription Receipts sold under the CopperCo/Africo Financing at an exercise price of $4.00 per unit for a period of 18 months after the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Broker

Warrants by giving notice to the holders thereof and in such case, the CopperCo Broker Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(z) **"CopperCo Commitment"** means the covenant of CopperCo described in section 3.2 to issue CopperCo Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(aa) **"CopperCo Common Shares"** means the common shares in the capital of CopperCo which CopperCo is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 2 Special Shares in exchange for such Rubicon Series 2 Special Shares, (ii) to holders of Africo Subscription Receipts on the deemed exercise of the Africo Subscription Receipts, and (iii) to the Africo Shareholders other than Rubicon in exchange for the Remaining Africo Shares;

(bb) **"CopperCo Convertible Notes"** means, collectively, the CopperCo Convertible Share Notes and the CopperCo Convertible Unit Notes;

(cc) **"CopperCo Convertible Share Notes"** means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Share Notes in exchange for the Africo Convertible Share Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Share Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into CopperCo Common Shares at a price of $3.40 per share;

(dd) **CopperCo Convertible Unit Notes"** means convertible promissory notes of CopperCo which will be issued to the holders of the Africo Convertible Unit Notes in exchange for the Africo Convertible Unit Notes pursuant to the Plan of Arrangement, with such CopperCo Convertible Unit Notes being payable on or before December 31, 2006, and the amounts outstanding under the notes being convertible at the lender's option, and in accordance with their terms, into units at a price of $4.00 per unit, with each unit consisting of one CopperCo Common Share and one-half of one CopperCo Warrant;

(ee) **"CopperCo Net Fair Market Value"** means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the CopperCo Transferred Assets;

(ff) **"CopperCo Note"** means the demand, non-interest bearing promissory note to be issued by CopperCo to Rubicon having a principal amount and aggregate fair market value equal to the CopperCo Net Fair Market Value;

(gg) "**CopperCo Options**" means the rights (whether or not vested) to purchase CopperCo Common Shares which will be issued pursuant to the Plan of Arrangement;

(hh) "**CopperCo Preferred Shares**" means the special preferred shares of CopperCo which are to be issued under the Arrangement to Rubicon in exchange for the CopperCo Transferred Assets, which will have a value equal to the CopperCo Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(ii) "**CopperCo Transferred Assets**" means the Rubicon Africo Shares, which are to be transferred by Rubicon to CopperCo pursuant to the Plan of Arrangement;

(jj) "**CopperCo Warrants**" means common share purchase warrants of CopperCo, each entitling the holder to purchase one CopperCo Common Share at a price of $5.00 per share for a term of 18 months from the date of closing of the CopperCo/Africo Financing, provided that if the closing price of the CopperCo Common Shares on the TSX is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the CopperCo Common Shares have traded on a given day within such 20 day period) any time after the date which is 6 months after the date of the closing of the CopperCo/Africo Financing, CopperCo may accelerate the expiry date of the CopperCo Warrants by giving notice to the holders thereof, and in such case the CopperCo Warrants will expire on the 30th day after the date on which such notice is given by CopperCo;

(kk) "**Court**" means the Supreme Court of the Province of British Columbia;

(ll) "**Dissenting Africo Shares**" means Africo Shares held by an Africo Dissenting Shareholder, as described in Article 6;

(mm) "**Dissenting Rubicon Shares**" means Rubicon Common Shares held by a Rubicon Dissenting Shareholder, as described in Article 5;

(nn) "**Dissenting Shares**" means, collectively, Dissenting Rubicon Shares and Dissenting Africo Shares;

(oo) "**Effective Date**" means the date on which the Arrangement becomes effective in accordance with the provisions of the Arrangement Agreement and the provisions of the BCBCA and the CBCA;

(pp) "**Effective Time**" means 12:01 am, Vancouver time, on the Effective Date;

(qq) "**Exchange Number**" means the number or fraction, as the case may be, of a New Rubicon, Paragon or CopperCo Common Share to be received by a Rubicon Shareholder in exchange for every Rubicon Common Share pursuant to the General Exchange Ratio;

(rr) "**Exercise Price**" means the varying exercise prices of the outstanding Rubicon Options;

(ss) "**Final Order**" means the final order of the Court approving the Arrangement pursuant to the BCBCA and the CBCA;

(tt) "**General Exchange Ratio**" means, for each Rubicon Common Share,

- one whole New Rubicon Common Share,
- one-sixth of a Paragon Common Share; and
- a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio;

(uu) "**holder**" means, when not qualified by the adjective "registered", the person entitled to a share hereunder whether or not registered or entitled to be registered in respect thereof in the central securities register of Rubicon, Paragon, CopperCo or Africo, as the case may be;

(vv) "**ITA**" means the *Income Tax Act* (Canada), as amended;

(ww) "**Meetings**" means, collectively, the Africo Meeting and the Rubicon Meeting;

(xx) "**Net Fair Market Value**" means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of certain assets;

(yy) "**New Rubicon Common Shares**" means common shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares;

(zz) "**New Rubicon Options**" means the rights (whether or not vested) to purchase New Rubicon Common Shares which will be issued pursuant to the Plan of Arrangement;

(aaa) "**Original Exercise Price**" means the original exercise price per share of a Rubicon Option;

(bbb) "**Paragon**" means Paragon Minerals Corporation, a corporation incorporated under the CBCA in order to facilitate the Arrangement;

(ccc) "**Paragon Commitment**" means the covenant of Paragon described in section 3.2 to issue Paragon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(ddd) **"Paragon Common Shares"** means the common shares in the capital of Paragon which Paragon is authorized to issue as the same are constituted on the date hereof and which are to be issued under the Arrangement (i) to holders of Rubicon Series 1 Special Shares in exchange for such Rubicon Series 1 Special Shares, and (ii) to holders of Paragon Special Warrants and to holders of Paragon Flow-Through Special Warrants on the deemed exercise of such special warrants;

(eee) **"Paragon Contracts"** means all agreements to which Rubicon currently is a party, which pertain to the mineral properties in the Provinces of Newfoundland and Labrador and the Territory of Nunavut and which will be assigned from Rubicon to Paragon pursuant to the Plan of Arrangement, such agreements being more particularly described in the Assignment and Assumption Agreement;

(fff) **"Paragon Flow-Through Special Warrants"** means flow-through special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Flow-Through Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one flow-through Paragon Common Share;

(ggg) **"Paragon Net Fair Market Value"** means an amount determined by the Board of Directors of Rubicon as of the Effective Date, as being an amount equal to the fair market value of the Paragon Transferred Assets;

(hhh) **"Paragon Note"** means the demand, non-interest bearing promissory note to be issued by Paragon to Rubicon having a principal amount and aggregate fair market value equal to the Paragon Net Fair Market Value;

(iii) **"Paragon Options"** means the rights (whether or not vested) to purchase Paragon Common Shares which will be issued pursuant to the Plan of Arrangement;

(jjj) **"Paragon Preferred Shares"** means the preferred shares of Paragon which are to be issued under the Arrangement to Rubicon in exchange for the Paragon Transferred Assets, which will have a value equal to the Paragon Net Fair Market Value and having the terms and conditions set out in Schedule B to this Plan of Arrangement;

(kkk) **"Paragon Special Warrants"** means special warrants which may be sold by Paragon pursuant to the Paragon Financing, with each Paragon Special Warrant entitling the holder to receive, upon exercise and for no additional consideration, one Paragon Common Share and one Paragon Warrant;

(lll) **"Paragon Transferred Assets"** means the Paragon Contracts and certain other related assets more particularly described in the Assignment and Assumption Agreement, all of which will be transferred by Rubicon to Paragon pursuant to the Plan of Arrangement;

(mmm) "**Paragon Warrants**" means common share purchase warrants of Paragon, each entitling the holder to purchase one Paragon Common Share at a price of $1.00 per share for a term of two years from the date of issuance;

(nnn) "**Plan of Arrangement**" means this plan of arrangement, as it may be amended from time to time in accordance with section 7.1 of the Arrangement Agreement;

(ooo) "**PUC**" means paid-up capital as defined in subsection 89 (1) of the ITA;

(ppp) "**Qualifying Financing**" means the first issuance or issuances of common shares or other securities in Africo or CopperCo after the date of issuance of the Africo Convertible Notes under the Bridge Loan, on a single day or multiple days in any 90 day period, resulting in gross proceeds of not less than $10,000,000;

(qqq) "**Registrar**" means the Registrar of Companies appointed under the BCBCA;

(rrr) "**Remaining Africo Shares**" means the Africo shares held by Africo Shareholders other than Rubicon immediately prior to the Effective Date;

(sss) "**Rubicon**" means Rubicon Minerals Corporation, a company incorporated under the BCBCA;

(ttt) "**Rubicon Africo Shares**" means the Africo Shares held by Rubicon immediately prior to the Effective Date;

(uuu) "**Rubicon Commitment**" means the covenant of Rubicon described in section 3.2 to issue Rubicon Common Shares to the holders of Rubicon Warrants who exercise their rights thereunder after the Effective Date to receive Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares;

(vvv) "**Rubicon Common Shares**" means the common shares without par value in the capital of Rubicon as currently constituted;

(www) "**Rubicon-CopperCo Exchange Ratio**" means the fraction which is obtained by dividing the number of Africo Shares held by Rubicon on the Share Distribution Record Date by the fully diluted number of Rubicon Common Shares outstanding on the Share Distribution Record Date;

(xxx) "**Rubicon CopperCo Note**" means the demand, non-interest bearing promissory note to be issued by Rubicon to CopperCo having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 2 Special Shares;

(yyy) "**Rubicon Meeting**" means the annual and special meeting of the Rubicon Shareholders to be held to consider, among other matters, the Arrangement, and any postponement or adjournment thereof;

(zzz) **"Rubicon Options"** means the outstanding stock options of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof;

(aaaa) **"Rubicon Paragon Note"** means the demand, non-interest bearing promissory note to be issued by Rubicon to Paragon having a principal amount and fair market value equal to the aggregate fair market value of the Rubicon Series 1 Special Shares;

(bbbb) **"Rubicon Series 1 Special Shares"** means the Series 1 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(cccc) **"Rubicon Series 2 Special Shares"** means the Series 2 special shares of Rubicon which Rubicon will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Rubicon Common Shares in exchange for such Rubicon Common Shares, and having the terms and conditions set out in Schedule A to this Plan of Arrangement;

(dddd) **"Rubicon Shareholder"** means a holder of Rubicon Common Shares;

(eeee) **"Rubicon Stock Option Plan"** means the existing stock option plan of Rubicon;

(ffff) **"Rubicon Warrants"** means the outstanding common share purchase warrants of Rubicon entitling the holders to purchase Rubicon Common Shares in accordance with the terms and conditions thereof, and includes the Compensation Options and the warrants which are issuable on exercise of the Compensation Options;

(gggg) **"Share Distribution Record Date"** means the close of business on a day to be fixed by the TSX for the purpose of determining the Rubicon Shareholders entitled to receive New Rubicon Common Shares, CopperCo Common Shares and Paragon Common Shares under the Arrangement;

(hhhh) **"Trading Price"** means the weighted average price of the New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares, as the case may be, on the TSX or the TSX-V, as the case may be, for the First 5 trading days on which such shares trade on such stock exchange after the Effective Date;

(iiii) **"Transfer Agent"** means Computershare Investor Services Inc;

(jjjj) **"TSX"** means the Toronto Stock Exchange; and

(kkkk) **"TSX-V"** means the TSX Venture Exchange.

1.2 Interpretation Not Affected By Headings

The division of this Plan of Arrangement into articles, sections, and other portions, and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections and other portions are to articles, sections and other portions to this Plan of Arrangement.

1.3 Number and Gender

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4 Statutes

A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.

1.5 Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

1.6 Undefined Terms

Any undefined capitalized terms in this Plan of Arrangement shall have the meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2 - ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 - THE ARRANGEMENT

3.1 The Arrangement

On the Effective Date, save and except for Dissenting Shares, the following shall occur and be deemed to occur in the following chronological order, unless otherwise noted, without further act

or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(a) Rubicon's authorized share structure shall be amended by:

(i) altering the name of the unlimited number of common shares without par value to be an unlimited number of Class A Common shares without par value;

(ii) creating the following three new classes of shares:

A. an unlimited number of common shares without par value;

B. an unlimited number of series 1 special shares with a par value equal to the net book value of the Paragon Transferred Assets; and

C. an unlimited number of series 2 special shares with a par value equal to the net book value of the Rubicon Africo Shares.

The shares of Rubicon described above shall have the rights and restrictions set out in Rubicon's Articles. Rubicon's Articles shall be amended by adding, as Article 26 of the Articles, the rights and restrictions set out in Schedule A hereto;

(b) Rubicon's central securities register for the Rubicon Common Shares shall be redesignated as the central securities register for the Class A Common shares;

(c) Paragon's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in Paragon's Articles. Paragon's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(d) CopperCo's authorized share structure shall be amended by creating a new class of shares consisting of an unlimited number of special preferred shares and having the rights and restrictions set out in CopperCo's Articles. CopperCo's Articles shall be amended by adding the rights and restrictions set out in Schedule B hereto;

(e) Each Rubicon Common Share (renamed as Class A Common Shares) issued and outstanding on the Effective Date (other than Dissenting Shares) will be exchanged for one New Rubicon Common Share, one Rubicon Series 1 Special Share and one Rubicon Series 2 Special Share. The PUC of the New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Series 2 Special Shares will be determined as follows:

(i) the amount of the PUC of the Rubicon Series 1 Special Shares will be equal to their par value;

(ii) the amount of the PUC of the Rubicon Series 2 Special Shares will be equal to their par value; and

(iii) the amount of the PUC of the New Rubicon Common Shares will be equal to the PUC of the Rubicon Common Shares (renamed as Class A Common Shares) minus the aggregate of the PUC of the Rubicon Series 1 and 2 Special Shares;

Each Rubicon Shareholder shall cease to be the holder of the Rubicon Common Shares (renamed as Class A Common Shares) so exchanged and shall become the holder of the number of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares issued to such Rubicon Shareholder. The name of such Rubicon Shareholder shall be removed from the central securities register for Rubicon Common Shares in respect of the Rubicon Common Shares so exchanged and shall be added to the central securities register of New Rubicon Common Shares, Rubicon Series 1 Special Shares and Series 2 Special Shares respectively, so issued to such Rubicon Shareholder;

(f) Each outstanding whole Rubicon Option will be exchanged for one whole New Rubicon Option, one sixth of a Paragon Option and a fraction of a CopperCo Option equal to the Rubicon-CopperCo Exchange Ratio. The exercise price of each of the new options received as a result of such exchange will be determined as set out in section 3.3 below;

(g) The Rubicon Common Shares (renamed as Class A Common Shares) exchanged for New Rubicon Common Shares, the Rubicon Series 1 Special Shares and the Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry shall be made in Rubicon's central securities register;

(h) Each holder of Rubicon Series 1 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to Paragon;

(i) Each holder of Rubicon Series 2 Special Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(j) As consideration for the Rubicon Series 1 Special Shares transferred to it, Paragon will issue to the holders of such Rubicon Series 1 Special Shares, Paragon Common Shares on the basis of one Paragon Common Share for every six whole Rubicon Series 1 Special Shares held by a respective holder. The stated capital account maintained in respect of Paragon Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 1 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 1 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 1 Special Shares so sold and transferred and shall become the holder of the number of Paragon Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 1 Special Shares in respect of the Rubicon Series 1 Special Shares

so sold and transferred and shall be added to the central securities register of Paragon as the holder of the number of Paragon Common Shares so issued to such holder, and Paragon shall be and shall be deemed to be the transferee of the Rubicon Series 1 Special Shares so transferred and the name of Paragon shall be entered in the central securities register of Rubicon Series 1 Special Shares so sold and transferred to Paragon;

(k) As consideration for the Rubicon Series 2 Special Shares transferred to it, CopperCo will issue to the holders of such Rubicon Series 2 Special Shares, that number of CopperCo Common Shares obtained by multiplying the number of Rubicon Series 2 Special Shares held by a respective holder by the Rubicon-CopperCo Exchange Ratio. The stated capital account maintained in respect of CopperCo Common Shares shall be increased by an amount equal to the PUC of the transferred Rubicon Series 2 Special Shares. In connection with such sale and transfer, each holder of Rubicon Series 2 Special Shares so sold and transferred shall cease to be the holder of the Rubicon Series 2 Special Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Rubicon Series 2 Special Shares in respect of the Rubicon Series 2 Special Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Rubicon Series 2 Special Shares so transferred and the name of CopperCo shall be entered in the central securities register of Rubicon Series 2 Special Shares so sold and transferred to CopperCo;

(l) Rubicon will sell and transfer the Paragon Transferred Assets to Paragon in consideration for the issuance by Paragon of 100,000,000 Paragon Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the Paragon Transferred Assets to Paragon;

(m) Rubicon will sell and transfer the CopperCo Transferred Assets to CopperCo in consideration for the issuance by CopperCo of 100,000,000 CopperCo Preferred Shares. Rubicon shall take all such actions and deliver all such documents as may be required to convey title to the CopperCo Transferred Assets to CopperCo;

(n) Rubicon will purchase for cancellation the Rubicon Series 1 Special Shares held by Paragon in consideration of the issuance by Rubicon of the Rubicon Paragon Note. The repurchased Rubicon Series 1 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 1 Special Shares;

(o) Rubicon will purchase for cancellation the Rubicon Series 2 Special Shares held by CopperCo in consideration of the issuance by Rubicon of the Rubicon CopperCo Note. The repurchased Rubicon Series 2 Special Shares shall be cancelled and the appropriate entry made on the central securities register for the Series 2 Special Shares;

(p) The authorized share structure of Rubicon shall be amended by eliminating the unlimited number of Class A Common Shares without par value, the unlimited number of Series 1 Special Shares and the unlimited number of Series 2 Special Shares, none of which are issued. Rubicon's Articles shall be amended by deleting Article 26 of the Articles (for greater certainty, notwithstanding such deletion of Article 26, the New Rubicon Common Shares shall continue to exist immediately upon completion of the Arrangement, as evidenced by Rubicon's Notice of Articles in effect at such time);

(q) Paragon will purchase for cancellation the 100,000,000 Paragon Preferred Shares held by Rubicon in consideration for the issuance by Paragon to Rubicon of the Paragon Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 Paragon Preferred Shares purchased for cancellation. The repurchased Paragon Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the Paragon Preferred Shares;

(r) The authorized share structure of Paragon shall be amended by eliminating the Paragon Preferred Shares, none of which are issued. Paragon's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the Paragon Preferred Shares;

(s) CopperCo will purchase for cancellation the 100,000,000 CopperCo Preferred Shares held by Rubicon in consideration for the issuance by CopperCo to Rubicon of the CopperCo Note having a principal amount and fair market value equal to the aggregate fair market value of the 100,000,000 CopperCo Preferred Shares purchased for cancellation. The repurchased CopperCo Preferred Shares shall be cancelled and the appropriate entry made on the central securities register for the CopperCo Preferred Shares;

(t) The authorized share structure of CopperCo shall be amended by eliminating the CopperCo Preferred Shares; none of which are issued. CopperCo's Articles shall be amended by deleting sections 1.1 to 1.5 of the Articles which contain the rights and restrictions attached to the CopperCo Preferred Shares;

(u) Rubicon will pay the principal amount of the Rubicon Paragon Note by transferring to Paragon the Paragon Note which will be accepted by Paragon as full payment, satisfaction and discharge of Rubicon's obligation under the Rubicon Paragon Note and simultaneously Paragon will pay the principal amount of the Paragon Note by transferring to Rubicon the Rubicon Paragon Note which will be accepted by Rubicon as full payment, satisfaction and discharge of Paragon's obligation under the Paragon Note. The Rubicon Paragon Note and the Paragon Note will both thereupon be cancelled;

(v) Rubicon will pay the principal amount of the Rubicon CopperCo Note by transferring to CopperCo the CopperCo Note which will be accepted by CopperCo as full payment, satisfaction and discharge of Rubicon's obligation

under the Rubicon CopperCo Note and simultaneously CopperCo will pay the principal amount of the CopperCo Note by transferring to Rubicon the Rubicon CopperCo Note which will be accepted by Rubicon as full payment, satisfaction and discharge of CopperCo's obligation under the CopperCo Note. The Rubicon CopperCo Note and the CopperCo Note will both thereupon be cancelled;

(w) the Paragon Flow-Through Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into flow-through Paragon Common Shares on the basis of one flow-though Paragon Common Share for each Paragon Flow-Through Special Warrant exercised, and the names of the holders of the Paragon Flow-Through Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(x) the Paragon Special Warrants issued pursuant to the Paragon Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into Paragon Common Shares and Paragon Warrants, on the basis of one Paragon Common Share and one Paragon Warrant for each Paragon Special Warrant exercised, and the names of the holders of the Paragon Special Warrants shall be added to the central securities register of Paragon as the holders of the number of Paragon Common Shares issued to such holders;

(y) The Africo Subscription Receipts issued pursuant to the CopperCo/Africo Financing shall be automatically exercised, through no further action on the part of the holder and for no additional consideration, into CopperCo Common Shares and CopperCo Warrants, on the basis of one CopperCo Common Share and one-half of one CopperCo Warrant for each Africo Subscription Receipt exercised, and the names of the holders of the Africo Subscription Receipts shall be added to the central securities register of CopperCo as the holders of the number of CopperCo Common Shares issued to such holders;

(z) The Africo Compensation Option issued pursuant to the CopperCo/Africo Financing shall be automatically converted, through no further action on the part of the holder and for no additional consideration, into the CopperCo Broker Warrants;

(aa) Each holder of the Remaining Africo Shares will transfer, with good and marketable title free and clear of all encumbrances, such shares to CopperCo;

(bb) As consideration for the Remaining Africo Shares transferred to it, CopperCo will issue to the holders of such Remaining Africo Shares, CopperCo Common Shares on the basis of one CopperCo Common Share for every whole Remaining Africo Shares held by a respective holder. The stated capital account maintained in respect of CopperCo Common Shares shall be increased to the maximum amount permitted under the ITA. In connection with such sale and transfer, each holder

of Remaining Africo Shares so sold and transferred shall cease to be the holder of the Remaining Africo Shares so sold and transferred and become the holder of the number of CopperCo Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of Africo Shares in respect of the Remaining Africo Shares so sold and transferred and shall be added to the central securities register of CopperCo as the holder of the number of CopperCo Common Shares so issued to such holder and CopperCo shall be and shall be deemed to be the transferee of the Remaining Africo Shares so transferred and the name of CopperCo shall be entered in the central securities register of Africo Shares so sold and transferred to CopperCo;

(cc) Each outstanding whole Africo Option will be exchanged for one whole CopperCo Option. The exercise price of each of the new CopperCo Options received on such exchange will be identical to the exercise price for the Africo Option which was exchanged for such CopperCo Option;

(dd) Each outstanding Africo Convertible Note will be exchanged for a CopperCo Convertible Note representing a principal amount which is equal to the principal amount set out in the Africo Convertible Note which is exchanged for such CopperCo Convertible Note;

(ee) The name of Africo will be changed to Africo Resources (B.C.) Ltd.; and

(ff) The name of CopperCo will be changed to Africo Resources Ltd.

3.2 Treatment of Rubicon Warrants

After the Effective Date, each whole Rubicon Warrant outstanding on the Effective Date (as well as each whole Rubicon Warrant which is issuable on exercise of the Compensation Options) will entitle the holder thereof to receive, upon exercise on or after the Effective Date, from Rubicon pursuant to the Rubicon Commitment one New Rubicon Common Share, from Paragon pursuant to the Paragon Commitment one-sixth (1/6) of a Paragon Common Share and from CopperCo pursuant to the CopperCo Commitment a fraction of a CopperCo Common Share equal to the Rubicon-CopperCo Exchange Ratio at an aggregate exercise price equal to the exercise price provided for in the certificate representing such Rubicon Warrant, subject to the terms and conditions contained in such certificate. Holders of Rubicon Warrants will not be permitted to exercise Rubicon Warrants to purchase New Rubicon Common Shares, Paragon Common Shares or CopperCo Common Shares separately from each other.

Rubicon, acting as agent for Paragon and CopperCo, will distribute the net proceeds from the exercise of any Rubicon Warrants after the Effective Date such that Rubicon will receive 51.2% of the net proceeds per New Rubicon Common Share issued, Paragon will receive 5.8% of the net proceeds per Paragon Common Share issued and CopperCo will receive, on behalf of Rubicon, 43% of the net proceeds per CopperCo Common Share issued (following which CopperCo will remit any such amount received to Rubicon). For the purposes of this section 3.2, Rubicon will not acquire any beneficial ownership in the Paragon Common Shares or the CopperCo Common Shares issued upon the exercise of the Rubicon Warrants.

From the Effective Time, certificates representing Rubicon Warrants which were outstanding on the Effective Date will represent rights to purchase the same number of New Rubicon Common Shares as represented by the certificate, a number of Paragon Common Shares which is one - sixth of the number represented by the certificate and a number of CopperCo Common Shares which is equal to the number represented by the certificate multiplied by the Rubicon-CopperCo Exchange Ratio. Rubicon, Paragon and CopperCo will not issue new warrant certificates representing such rights.

3.3 Treatment of Rubicon Options

The exercise price (the "**Adjusted Exercise Price**") of each of the New Rubicon Options, the Paragon Options and the CopperCo Options issued under the exchange at step 3.1(f) above will be determined in accordance with the following formula and rounded up to the nearest whole cent:

$$\text{Adjusted Exercise Price} = \text{Trading Price} \times \frac{\text{Original Exercise Price}}{\text{Aggregate Exchange Trading Price}}$$

With respect to any such CopperCo Options, the funds representing the exercise price shall be delivered to CopperCo, which in turn shall remit such funds to Rubicon. It shall be a condition of issuance of any such Paragon Options and CopperCo Options that, to the extent that the holder is not an employee, consultant, director or senior officer of Paragon or CopperCo, as the case may be, such options shall expire on termination of the holder's position as an employee, consultant, director or senior officer of Rubicon, according to the terms of the grant of such holder's Rubicon Options which existed prior to the Effective Date.

3.4 Unexercised Warrants and Options

Any Rubicon Warrants referred to in section 3.2 and any New Rubicon Options, Paragon Options or CopperCo Options referred to in section 3.3 which expire according to their terms without being exercised by the holders shall be exercisable by Rubicon, at Rubicon's election, for a period of 30 days following the relevant expiry date. If Rubicon exercises any such Rubicon Warrants, New Rubicon Options, Paragon Options or CopperCo Options during such 30-day period, the consideration paid by Rubicon on exercise shall be delivered, received and remitted, as the case may be, as set out in sections 3.2 and 3.3, *mutatis mutandis*.

3.5 Fees , Etc.

Rubicon agrees to pay any reasonable fee (including the fees of CopperCo's Registrar and Transfer Agent) in connection with the issuance of CopperCo Common Shares pursuant to the exercise of the Rubicon Warrants or Rubicon Options, as the case may be, pursuant to sections 3.2 and 3.3 above.

3.6 Deemed Fully Paid and Non-Assessable Shares

All New Rubicon Common Shares, Rubicon Class A Shares, Rubicon Series 1 Special Shares, Rubicon Series 2 Special Shares, Paragon Common Shares and CopperCo Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA or the CBCA, as the case may be.

3.7 Arrangement Effectiveness

On the Effective Date, the Arrangement shall become finally and conclusively binding on the Shareholders and each of Rubicon, Paragon and CopperCo.

3.8 Supplementary Actions

Notwithstanding that the transaction and events set out in section 3.1 shall occur and shall be deemed to occur in the order therein set out without any act or formality, each of Rubicon, Paragon and CopperCo shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in section 3.1, including without limitation, any resolutions of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, any promissory notes and receipts therefore and any necessary additions to or deletions from share registers.

3.9 Share Distribution Record Date

In subsections 3.1(e), (j) and (k) above, the references to Rubicon Shareholders (including references to holders of Rubicon Series 1 and Series 2 Special Shares) shall mean the Rubicon Shareholders on the Share Distribution Record Date, subject to the provisions of Article 5.

3.10 Deemed Time for Redemption

In addition to the chronological order in which the transactions and events set out in section 3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Rubicon Series 1 and 2 Special Shares set out in subsections 3.1(a), (n) and (o) shall occur and shall be deemed to occur immediately after the listing of the Rubicon Series 1 and 2 Special Shares on the TSX or the TSX-V, as the case may be, on the Effective Date.

3.11 Section 85 Elections

The parties shall make, and do all such further acts and things to assist in making, elections under section 85 of the ITA in connection with the transfers of the Paragon Transferred Assets and the CopperCo Transferred Assets described in subsections 3.1(l) and (m) respectively. In addition, CopperCo will offer to holders of the Remaining Africo Shares the option of making elections under section 85 of the ITA in connection with the transfer of the Remaining Africo Shares to CopperCo in return for CopperCo Common Shares as described in sections 3.1(aa) and (bb). On acceptance of CopperCo's offer by a particular Remaining Africo Shareholder,

CopperCo will do all such further acts and things to make, and assist in making, the election under section 85 of the ITA.

ARTICLE 4 - CERTIFICATES AND DOCUMENTATION

4.1 Rubicon Common Share Certificates

From and after the Effective Time, share certificates representing Rubicon Common Shares shall for all purposes be deemed to be share certificates representing New Rubicon Common Shares, and no new share certificates shall be issued with respect to the New Rubicon Common Shares issued in connection with the Arrangement.

4.2 Rubicon Special Share Certificates

Recognizing that all of the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares issued to the Shareholders will immediately be transferred to Paragon and CopperCo in exchange for Paragon and CopperCo Common Shares, Rubicon will not issue certificates representing the Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares.

4.3 Paragon and CopperCo Preferred Share Certificates

Recognizing that all of the Paragon and CopperCo Preferred Shares issued to Rubicon will immediately be repurchased for cancellation, each of Paragon and CopperCo will not issue certificates representing their respective Paragon and CopperCo Preferred Shares.

4.4 Paragon and CopperCo Common Share Certificates

As soon as practicable after the Effective Time, Paragon and CopperCo shall cause to be issued to the registered holders of Paragon and CopperCo Common Shares at the close of business on the Share Distribution Record Date, share certificates representing in the aggregate number of the Paragon and CopperCo Common Shares to which such holders are entitled as at the Share Distribution Record Date and shall cause such certificates to be delivered or mailed to such holder in accordance with the terms hereof.

4.5 Fractional Shares, Warrants and Options

No fractional Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares will be issued and the number of Rubicon Series 1 Special Shares and Rubicon Series 2 Special Shares to which each Shareholder will be entitled shall be rounded down to the next whole number. No fractional shares warrants or options, including shares issuable or transferable upon the exercise of any Rubicon Warrants or Options after the Effective Date, will be issued, and no cash will be paid in lieu thereof, by Rubicon, Paragon or CopperCo. Any fractions resulting (including, but not limited to, fractions resulting after the application of the Rubicon-CopperCo Exchange Ratio) will be rounded down to the nearest whole number. No subscription for a fraction of a Paragon or CopperCo Common Share will be accepted with respect to the exercise of Rubicon Warrants and Rubicon Options as set out in paragraph 3.2 and 3.3, respectively above.

4.6 Interim Period

From the Share Distribution Record Date to the Effective Date, share certificates representing Rubicon Common Shares issued and outstanding on the Share Distribution Record Date and not subject to Article 5 hereof, shall also be deemed for all purposes to represent New Rubicon Shares, Paragon Common Shares and CopperCo Common Shares issued in connection with the Arrangement.

ARTICLE 5 - RIGHTS OF DISSENT AND APPRAISAL FOR RUBICON SHAREHOLDERS

5.1 Rubicon Dissent Right

Notwithstanding section 3.1 hereof, Rubicon Shareholders may exercise rights of dissent (the "Rubicon Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 5.

5.2 Rubicon Notice of Dissent

A Shareholder who wishes to exercise a Rubicon Dissent Right must give written notice of dissent ("Notice of Dissent") to Rubicon by depositing such Notice of Dissent with Rubicon, or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, not later than 2:00 p.m. (local time) on August 3, 2006. A Rubicon Shareholder who has given a Notice of Dissent in accordance with this section 5.2 is herein referred to as a "Rubicon Dissenting Shareholder". A Rubicon Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Rubicon Shareholder, if the Rubicon Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Rubicon Shareholder's name and on whose behalf the Rubicon Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Rubicon Common Shares in respect of which the Rubicon Shareholder is exercising the Rubicon Dissent Right (the "Notice Shares"), which number cannot be less than all of the Rubicon Common Shares held by the beneficial holder on whose behalf the Rubicon Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered owner and beneficial owner and the Rubicon Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Rubicon Dissenting Shareholder is both the registered and beneficial owner but the Rubicon Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Rubicon Dissenting Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Rubicon Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Rubicon Dissenting Shareholder's name.

5.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive a Rubicon Shareholder of his or her right to vote at the Rubicon Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

5.4 When Rubicon Dissent Right Not Available

A Rubicon Shareholder is not entitled to exercise a Rubicon Dissent Right with respect to any Rubicon Common Shares if a Rubicon Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, a Rubicon Shareholder may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Rubicon Dissent Right in respect of the Rubicon Common Shares of which he or she is the registered holder.

5.5 Notice to Proceed

If Rubicon intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Rubicon Dissenting Shareholder promptly after the later of:

(a) the date on which Rubicon forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Rubicon has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Rubicon Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Rubicon intends to act or has acted on the

authority of the Special Resolution and advise the Rubicon Dissenting Shareholder of the manner in which dissent is to be completed under section 5.7 hereof.

5.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 5.5 hereof, the Rubicon Dissenting Shareholder is entitled to require Rubicon to purchase all of the Rubicon Common Shares in respect of which the Notice of Dissent was given.

5.7 Demand for Payment of Fair Value

A Rubicon Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Rubicon Common Shares to Rubicon and must send to Rubicon within one month after the date of the Notice to Proceed:

(a) a written statement that the Rubicon Dissenting Shareholder requires Rubicon to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Rubicon Shareholder on behalf of a beneficial owner who is not the Rubicon Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Rubicon and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon Rubicon is bound to purchase them in accordance with the Notice of Dissent.

5.8 Payment for Notice Shares

Rubicon and the Rubicon Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Rubicon must either promptly pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their share as Rubicon is insolvent or if the payment would render Rubicon insolvent.

5.9 Application to Court to Fix Payout Value

If Rubicon and the Rubicon Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Rubicon Dissenting Shareholder or Rubicon may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Rubicon Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Rubicon Dissenting Shareholder or send a notice to the Rubicon Dissenting Shareholder that Rubicon is unable lawfully to pay Rubicon Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Rubicon Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Rubicon Dissenting Shareholders for their shares the Rubicon Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Rubicon Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

5.10 Deemed Notice

Any notice required to be given by Rubicon or a Rubicon Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

5.11 Consequences of Exercising Rubicon Dissent Rights

A Rubicon Shareholder who:

(a) properly exercises the Rubicon Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by a Rubicon Dissenting Shareholder, will:

(i) be bound by the provisions of this Article 5;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Rubicon in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Rubicon Dissent Right, but:

(i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Rubicon Dissenting Shareholder, or

(ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares based upon the number of Rubicon Common Shares of which such Dissenting Shareholder is the registered holder. Rubicon may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 5 in order to give effect to a shareholder's Rubicon Dissent Rights.

5.12 Abandonment of Dissent

A Rubicon Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Rubicon. A Rubicon Dissenting Shareholder may, with the written consent of Rubicon, at any time prior to the payment to the Rubicon Dissenting Shareholder of the full amount of money to which the Rubicon Dissenting shareholder is entitled under this Article 5, abandon such Rubicon Dissenting Shareholder's dissent to the Arrangement by giving written notice to Rubicon withdrawing the Notice of Dissent by depositing such notice with Rubicon or mailing it to Rubicon by registered mail, at its head office at Suite 1540, 800 Pender Street, Vancouver, British Columbia, V6C 2V6, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive such number of New Rubicon, Paragon and CopperCo Common Shares to which he or she is entitled.

5.13 Reservation of New Rubicon, Paragon and CopperCo Common Shares

If a Rubicon Shareholder exercises the Rubicon Dissent Right, Rubicon shall on the Effective Date set aside and not distribute that portion of the New Rubicon, Paragon and CopperCo Common Shares which is attributable to the Rubicon Common Shares for which Dissent Rights have been exercised. If a Rubicon Shareholder exercises the Rubicon Dissent Right, but, as set out in subsection 5.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Rubicon shall distribute to such Shareholder his or her pro rata portion of the New Rubicon, Paragon and CopperCo Common Shares. If a Rubicon Shareholder duly complies with the Dissent Procedures as set out in subsection 5.11(a), then Rubicon shall retain the portion of the New Rubicon, Paragon and CopperCo Common Shares attributable to such Rubicon Shareholder (the "Non-Distributed New Rubicon, Paragon and CopperCo Shares"), and the Non-Distributed New Rubicon, Paragon and CopperCo Shares will be dealt with as determined by the Board of Directors of Rubicon in its discretion.

ARTICLE 6 - RIGHTS OF DISSENT AND APPRAISAL FOR AFRICO SHAREHOLDERS

6.1 Africo Dissent Right

Notwithstanding section 3.1 hereof, Africo Shareholders may exercise rights of dissent (the "Africo Dissent Right") in connection with the Arrangement pursuant to the Interim Order and this Article 6.

6.2 Africo Notice of Dissent

A Shareholder who wishes to exercise an Africo Dissent Right must give written notice of dissent ("Notice of Dissent") to Africo by depositing such Notice of Dissent with Africo, or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, not later than 5:00 p.m. (local time), August 8, 2006. An Africo Shareholder who has given a Notice of Dissent in accordance with this section 6.2 is herein referred to as an "Africo Dissenting Shareholder". An Africo Shareholder who wishes to dissent must prepare a separate notice of dissent for (i) the Africo Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Africo Shareholder's name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Africo Common Shares in respect of which the Africo Shareholder is exercising the Africo Dissent Right (the "Notice Shares"), which number cannot be less than all of the Africo Common Shares held by the beneficial holder on whose behalf the Africo Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered owner and beneficial owner and the Africo Dissenting Shareholder owns no other shares of Rubicon as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Africo Dissenting Shareholder is both the registered and beneficial owner but the Africo Dissenting Shareholder owns other shares of Rubicon as beneficial owner, a statement to that effect, and

  (i) the names of the registered owners of those other shares,

  (ii) the number of those other shares that are held by each of those registered owners, and

  (iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares; and

(e) if dissent is being exercised by the Africo Dissenting Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the beneficial owner, and

(ii) a statement that the Dissenting Africo Shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the Dissenting Africo Shareholder's name.

6.3 Right of Dissenting Shareholder

The giving of a Notice of Dissent does not deprive an Africo Shareholder of his or her right to vote at the Africo Meeting on the Special Resolution approving the Arrangement. A vote against the Special Resolution or the execution or exercise of a proxy with instructions to vote against the Special Resolution does not constitute a Notice of Dissent.

6.4 When Africo Dissent Right Not Available

An Africo Shareholder is not entitled to exercise an Africo Dissent Right with respect to any Africo Common Shares if an Africo Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Special Resolution approving the Arrangement. However, an Africo Shareholder may vote as a proxy for an Africo Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Africo Dissent Right in respect of the Africo Common Shares of which he or she is the registered holder.

6.5 Notice to Proceed

If Africo intends to act on the authority of the Special Resolution approving the Arrangement, it must send a notice (the "Notice to Proceed") to the Africo Dissenting Shareholder promptly after the later of:

(a) the date on which Africo forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If Africo has acted on the authority of that Special Resolution it must promptly send a Notice to Proceed to the Africo Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that Africo intends to act or has acted on the authority of the Special Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under section 6.7 hereof.

6.6 Entitlement to Payment of Fair Value

On receiving a Notice to Proceed in accordance with section 6.5 hereof, the Africo Dissenting Shareholder is entitled to require Africo to purchase all of the Africo Common Shares in respect of which the Notice of Dissent was given.

6.7 Demand for Payment of Fair Value

An Africo Dissenting Shareholder who receives a Notice to Proceed is bound to sell its Africo Common Shares to Africo and must send to Africo within one month after the date of the Notice to Proceed:

(a) a written statement that the Africo Dissenting Shareholder requires Africo to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares, and

(c) if dissent is being exercised by the Africo Shareholder on behalf of a beneficial owner who is not the Africo Dissenting Shareholder, a written statement signed by the beneficial owner setting out whether the beneficial owner is the beneficial owner of other shares of Africo and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon Africo is bound to purchase them in accordance with the Notice of Dissent.

6.8 Payment for Notice Shares

Africo and the Africo Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, Africo must either promptly pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Africo is unable lawfully to pay Africo Dissenting Shareholders for their share as Africo is insolvent or if the payment would render Africo insolvent.

6.9 Application to Court to Fix Payout Value

If Africo and the Africo Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares the Africo Dissenting Shareholder or Africo may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Africo Dissenting Shareholder who has not agreed with Rubicon on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, Rubicon must either pay that amount to the Africo Dissenting Shareholder or send a notice to the Africo Dissenting Shareholder that Rubicon is unable lawfully to pay Africo Dissenting Shareholders for their shares as Rubicon is insolvent or if the payment would render Rubicon insolvent. If the Africo Dissenting Shareholder receives a notice that Rubicon is unable to lawfully pay Africo Dissenting Shareholders for their shares the Africo Dissenting Shareholder may within 30 days after receipt of the notice, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn the Dissenting Shareholder remains a claimant against Rubicon to be paid as soon as Rubicon is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Rubicon but in priority to its shareholders.

6.10 Deemed Notice

Any notice required to be given by Rubicon or an Africo Dissenting Shareholder to the other in connection with the exercise of the Dissent Right, will be deemed to have been given and received, if delivered, on the day of delivery, if mailed, on the earlier of the date of receipt or the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

6.11 Consequences of Exercising Africo Dissent Rights

An Africo Shareholder who:

(a) properly exercises the Africo Dissent Right by complying with all of the procedures (the "Dissent Procedures") required to be complied with by an Africo Dissenting Shareholder, will:

   (i) be bound by the provisions of this Article 6;

   (ii) be deemed not to have participated in the Arrangement; and

   (iii) cease to have any rights as a Shareholder other than the right to be paid the payout value of the Notice Shares by Africo in accordance with the Dissent Procedures and is deemed to have disposed of his shares immediately prior to the Effective Date; or

(b) seeks to exercise the Africo Dissent Right, but:

   (i) who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by an Africo Dissenting Shareholder, or

   (ii) subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will receive his or her pro rata portion of the CopperCo Common Shares based upon the number of Africo Common Shares of

which such Dissenting Shareholder is the registered holder. Africo may in its sole discretion waive any non-compliance by a shareholder with any of the provisions of this Article 6 in order to give effect to a shareholder's Africo Dissent Rights.

6.12 Abandonment of Dissent

An Africo Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of Africo. An Africo Dissenting Shareholder may, with the written consent of Africo, at any time prior to the payment to the Africo Dissenting Shareholder of the full amount of money to which the Dissenting shareholder is entitled under this Article 6, abandon such Africo Dissenting Shareholder's dissent to the Arrangement by giving written notice to Africo withdrawing the Notice of Dissent by depositing such notice with Africo or mailing it to Africo by registered mail, at its registered office at 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, marked to the attention of the President, and will then be deemed to have participated in the Arrangement on the same basis as each non-dissenting shareholder and will receive such number of CopperCo Common Shares to which he or she is entitled.

6.13 Reservation of CopperCo Common Shares

If an Africo Shareholder exercises the Dissent Right, Africo shall on the Effective Date set aside and not distribute that portion of the CopperCo Common Shares which is attributable to the Africo Common Shares for which Dissent Rights have been exercised. If an Africo Shareholder exercises the Dissent Right, but, as set out in subsection 6.11(b), does not properly comply with the Dissent Procedures or, subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent, then Africo shall distribute to such Africo Shareholder his or her pro rata portion of the CopperCo Common Shares. If an Africo Shareholder duly complies with the Dissent Procedures as set out in subsection 6.11(a), then Africo shall retain the portion of the CopperCo Common Shares attributable to such Africo Shareholder (the "Non-Distributed CopperCo Shares"), and the Non-Distributed CopperCo Shares will be dealt with as determined by the Board of Directors of Africo in its discretion.

SCHEDULE A
TO PLAN OF ARRANGEMENT BEING APPENDIX I
TO THE ARRANGEMENT AGREEMENT

MADE AS OF THE 6th DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006 AND FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006,
AMONG
RUBICON MINERALS CORPORATION,
PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP.
AND AFRICO RESOURCES LTD.
(Paragraph 3.1 (a) Plan of Arrangement)

ARTICLE 26 - SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE NEW RUBICON COMMON SHARES, RUBICON CLASS A COMMON SHARES, SERIES 1 SPECIAL SHARES AND SERIES 2 SPECIAL SHARES

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE COMMON SHARES

The common shares (the "Common Shares") shall have attached thereto the following special rights and restrictions:

26.1.1 Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.1.2 Dividends

Subject to the prior rights of the holders of any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of moneys property applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

26.1.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE CLASS A COMMON SHARES

The class A common shares (the "Class A Shares") shall have attached thereto the following special rights and restrictions:

26.2.1 Voting

The holders of the Class A Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Class A Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.2.2 Dividends

Subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the payment of dividends, the holders of Class A Shares shall before dividends are paid on the Common Shares be entitled to receive dividends in the aggregate amount of one hundred dollars ($100.00) and the Company shall pay dividends thereon, as and when declared by the Board of Directors of the Company out of monies property applicable to the payment of dividends, and after such dividends have been paid, the holders of the Class A Shares shall be entitled to receive dividends in such amount and in such form as the Board of Directors of the Company may from time to time determine and all dividends which the Board of Directors of the Company may declare on the Class A Shares shall be declared and paid in equal amounts per share on all Class A Shares at the time outstanding.

26.2.3 Liquidation, Dissolution or Winding-Up

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other shares ranking senior to the Class A Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Shares shall be entitled to receive the remaining property and assets of the Company.

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE SERIES 1 SPECIAL SHARES

The series 1 special shares (the "Series 1 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to Paragon Minerals Corporation shall have attached thereto the following special rights and restrictions:

26.3.1 Voting

The holders of Series 1 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 1 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.3.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 1 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 2 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 1 Special Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 1 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 1 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.3.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 1 Special Shares by payment in cash, promissory note or

property of $♦ for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to Paragon Minerals Corporation under the Plan of Arrangement divided by the number of Series 1 Special Shares issued by the Company under the Plan of Arrangement **(Note: the dollar amount to be inserted in this Clause 26.3.3 will be determined and inserted in these share provisions immediately prior to making the required filing with the British Columbia Registrar of Companies to effect the Plan of Arrangement)**; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 1 Special Shares under the provisions of sub-clause 26.3.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 1 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 1 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 1 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 1 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 1 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 1 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 1 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 1 Special Shares called for redemption shall cease to be entitled to

dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 1 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 1 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.3.4 Retraction

Any holder of Series 1 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 1 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 1 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 1 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 1 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 1 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note

or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 1 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 1 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 1 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 1 Special Shares shall remain unaffected.

26.3.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 1 Special Shares shall rank *pari passu* with the Series 2 Special Shares and Common Shares of the Company.

26.3.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 1 Special Share is $♦. **(Note: this amount will be the same as the amount in Clause 26.3.3 above.)**

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO THE SERIES 2 SPECIAL SHARES

The series 2 special shares (the "Series 2 Special Shares") with a par value equal to the net book value of certain assets transferred by the Company to CopperCo Resource Corp. shall have attached thereto the following special rights and restrictions:

26.4.1 Voting

The holders of Series 2 Special Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Series 2 Special Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

26.4.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Series 2 Special Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors, and to receive on an equal basis share for share with the holders of the Common Shares and the Series 1 Special Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Series 2 Special Shares of the Company that such dividend

shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Series 2 Special Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Series 2 Special Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

26.4.3 Redemption

(a) The Company may, subject to the requirements of the *Business Corporations Act* (British Columbia), upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series 2 Special Shares by payment in cash, promissory note or property of $♦ for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the assets to be transferred by the Company to CopperCo Resource Corp. under the Plan of Arrangement divided by the number of Series 2 Special Shares issued by the Company under the Plan of Arrangement **(Note: the dollar amount to be inserted in this Clause 26.4.3 will be determined and inserted in these share provisions immediately prior to making the required filing with the British Columbia Registrar of Companies to effect the Plan of Arrangement)**; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon.

(b) In the case of redemption of Series 2 Special Shares under the provisions of sub-clause 26.4.3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Series 2 Special Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Series 2 Special Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 2 Special Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of

such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Series 2 Special Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Series 2 Special Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Special Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series 2 Special Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada or by promissory note. If less than all of the Series 2 Special Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Series 2 Special Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series 2 Special Shares to deposit the Redemption Amount of the shares, either in cash or promissory note, so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Special Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Special Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Series 2 Special Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the

rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

26.4.4 Retraction

Any holder of Series 2 Special Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Business Corporations Act* (British Columbia), at any time or times all or any of the Series 2 Special Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Series 2 Special Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Series 2 Special Shares. The Retraction Date shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the Series 2 Special Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Series 2 Special Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a promissory note or a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Series 2 Special Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Series 2 Special Shares represented by the original certificate or certificates which are not redeemed. The said Series 2 Special Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 2 Special Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Series 2 Special Shares shall remain unaffected.

26.4.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Series 2 Special Shares shall rank *pari passu* with the Series 1 Special Shares and the Common Shares of the Company.

26.4.6 Amount Specified

For the purposes of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Series 2 Special Share is $♦. **(Note: this amount will be the same as the amount in Clause 26.4.3 above.)**

SCHEDULE B TO PLAN OF ARRANGEMENT BEING APPENDIX I TO THE ARRANGEMENT AGREEMENT MADE AS OF THE 6TH DAY OF JULY, 2006, AMENDED AND RESTATED AS OF THE 8TH DAY OF AUGUST, 2006 AND FURTHER AMENDED AND RESTATED AS OF THE 29TH DAY OF SEPTEMBER, 2006, AMONG RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION, COPPERCO RESOURCE CORP. AND AFRICO RESOURCES LTD.
(Paragraphs 3.1 (c) and (d) of Plan of Arrangement)

PROVISIONS ATTACHING TO THE SPECIAL PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Special Preferred Shares are as follows:

1.1 Voting

The holders of the Special Preferred Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Special Preferred Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

1.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to shares of any class of the Company ranking prior to the Special Preferred Shares, the holders thereof are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Company, as may be declared by the Board of Directors and to receive on an equal basis share for share with the holders of the Common Shares the remaining property of the Company upon the liquidation or winding up thereof.

The Directors of the Company may determine at any time and from time to time, with respect to all or portion of any dividend on the Special Preferred Shares of the Company that such dividend shall be payable in money or, in the case of electing holders whose addresses on the books of the Company are in Canada, and in jurisdictions specified by the Directors outside Canada, by the issue of fully paid Special Preferred Shares of the Company having a value, as determined by the Directors, that is substantially equivalent, as of the date or period of days determined by the Directors, to the cash amount of such dividend, provided that the Directors may (but need not) value the Special Preferred Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to *5%,* in either case.

With respect to fractional shares that may result from any such stock dividend the Company shall issue to an agent for shareholders appointed by the Company a number of whole shares representing in the aggregate the fractional shares of all electing shareholders, unless the Directors of the Company otherwise determine, for instance by the payment of cash in lieu of fractional share interests that may result from any such stock dividend. In any event, no certificates representing fractional share interests will be issued by the Company.

1.3 Redemption

(a) The Company may, subject to the requirements of the *Canada Business Corporations Act*, upon giving notice in the manner as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Special Preferred Shares by payment in cash, promissory note or property of $• for each share of any amount (the "Redemption Amount") calculated as:

(i) the fair market value of the property first received by the Company in consideration for issuing the Special Preferred Shares; plus

(ii) all declared and unpaid non-cumulative cash dividends thereon, divided by the number of Special Preferred Shares first issued for such property.

(b) In the case of redemption of Special Preferred Shares under the provisions of sub-clause 3(a) hereof, the Company shall, unless waived in writing by the holders of all of the Special Preferred Shares, at least 14 days before the date specified for redemption deliver or mail to each person who at the date of mailing is a registered holder of Special Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Special Preferred Shares. Such notice shall be delivered or mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder or if delivered, delivered to each such shareholder at such address; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof to be so redeemed; provided, however, that if a part only of the Special Preferred Shares for the time being outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or if the directors so determine may be redeemed pro rata (disregarding fractions) unless otherwise agreed in writing by the holders of all of the Special Preferred Shares. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Special Preferred Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Special

Preferred Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate which are not redeemed. From and after the date specified for redemption in any such notice the holders of the Special Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of shareholders shall remain unaffected, the Company shall have the right at any time after the mailing of notice of its intention to redeem any Special Preferred Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Special Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Special Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest on the amount so deposited shall be for the account of the Company. If any part of the total Redemption Amount so deposited has not been paid to or to the order of the respective holders of the Special Preferred Shares which were called for redemption within two years after the date upon which such deposit was made or the date specified for redemption in the said notice, whichever is the later such balance remaining in the said special account shall be returned to the Company without prejudice to the rights of the holders of the shares being redeemed to claim the Redemption Amount without interest from the Company.

1.4 Retraction

Any holder of Special Preferred Shares shall be entitled to require the Company to redeem, subject to the requirements of the *Canada Business Corporations Act*, at any time or times all or any of the Special Preferred Shares registered in the name of such holder on the books of the Company by tendering to the Company at the registered office of the Company a share certificate or certificates representing the Special Preferred Shares which the registered holder desires to have the Company redeem together with a notice in writing specifying (i) that the registered holder desires to have the Special Preferred Shares represented by such certificate or certificates redeemed by the Company and (ii) the business day ("Retraction Date") on which the holder desires to have the Company redeem such Special Preferred Shares. The Retraction Date

shall not be less than 30 days after the day on which the notice in writing is given to the Company without the consent of the Company. Upon receipt of a share certificate or certificates representing the special Preferred Shares which the registered holder desires to have the Company redeem together with such notice, the Company shall on the Retraction Date redeem such Special Preferred Shares, by paying to such registered holder the Redemption Amount for each such Special Preferred Share being redeemed. Such payment shall be made by a cheque payable at par at any branch of the Company's bankers for the time being in Canada. If less than all of the Special Preferred Shares represented by any certificate are redeemed, the holder shall be entitled to receive a new certificate for that number of Special Preferred Shares represented by the original certificate or certificates which are not redeemed. The said Special Preferred Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Special Preferred Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the Special Preferred Shares shall remain unaffected.

1.5 Liquidation, Dissolution or Winding-Up

In respect of the declaration and payment of dividends and upon the liquidation, dissolution or winding up of the Company the Special Preferred Shares shall rank ahead of and in priority to the Common Shares of the Company.

1.6 Amount Specified

For the purpose of subsection 191(4) of the *Income Tax Act (Canada)*, the amount specified in respect of each Special Preferred Share is $•. **(Note: this amount will be the same as the amount in Clause 1.3(a) above.)**

KALUKUNDI PROJECT

Technical Report

Prepared by RSG Global on behalf of:

Africo Resources Limited

KALUKUNDI PROJECT
Democratic Republic of the Congo

Technical Report

Prepared by RSG Global on behalf of:

Africo Resources Limited

Author(s):

John Hearne	Principal Consultant - Mining Engineering	BEng, MBA, MAusIMM
Julian Verbeek	Principal Consultant - Resources	BSc.(Hon), PhD. (Geol.), MAusIMM

Additional Qualified Persons, not affiliated with RSG Global:

MDM Engineering Ltd David Dodd	BSc Hons (Chem), FSAIMM
Africo Resources Ltd Michael Evans	BSc (Geo/Chem), MSc (Geo), MGSSA, MSEG
Golder Associates Africa (Pty) Ltd Guillaume Louw de Swardt	BSc (Eng), MSc(Eng), MECSA
Knight Piésold (Pty) Limited Douglas Dorren	BSc (Eng), MSc(Eng), MAICE
African Mining Consultants Limited Martin Broome	BSc Hons (Geo), MSc(Eng), FUKIMMM

Date: June 2006

Job Number: JKAL03

Copies:

Africo Resources Limited (2)
RSG Global – Perth (1)

Primary Author
John Hearne

Supervising Principal
Linton Kirk

The Reader is advised to read the Disclaimer (Section 3 of this document)

Table of Contents

List of Tables

List of Figures

List of Appendices

1 SUMMARY

1.1 Introduction

RSG Global Pty Ltd (RSG Global) has been commissioned by Africo Resources Limited (Africo) to compile a technical report on the Kalukundi copper cobalt Project located in the copper belt of the Democratic Republic of the Congo (DRC). This report is to comply with disclosure and reporting requirements set forth in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Report").

This report pertains to the four main deposits that comprise the Project, namely the Principal, Anticline, Kalukundi and Kii Fragments.

1.2 Location

The Kalukundi Project is located within the Kolwezi District of Katanga Province in the south-east of the DRC. The Kalukundi Project area is located 60km to the east of Kolwezi and just 4km to the north of the main road between Likasi and Kolwezi. The village of Kisankala is situated close to the Principal and North Fragments of the Kalukundi deposit.

The Kalukundi Project is secured under an Exploitation or Mining License, PE591, which was issued on 11 October 2001 for a term of 20 years. The tenement is $19.5km^2$ in extent, consisting of 23 carres or blocks.

1.3 Ownership

The exploitation permit for Kalukundi is held by Swanmines and the ownership of Swanmines is shared between H & J Family trust (75%) and Gécamines (25%). Africo currently holds a 48% interest in H & J Family Trust and has the option to increase this holding to 100%. Rubicon Minerals Corporation (Rubicon), a publicly listed Canadian company (TSX and AMEX) holds a 39.6% interest in Africo.

Africo is a private Canadian registered company and has secured funding through Rubicon and independent shareholders to provide funding for the exploration programme and feasibility study on the project. Thus far, over $9M has been committed to the project.

1.4 Project Geology

Base metal mineralisation in the world class Zambian and DRC Copperbelt provinces is hosted by sedimentary rocks of the Neo-Proterozoic Katangan Sequence, developed within the Lufilian Arc. This Copperbelt extends over 600km from Luanshya (Zambia) in the southeast and to Kolwezi in the Democratic Republic of the Congo (DRC) in the northwest. Even with sustained production over almost 100 years, there are still huge resources of Cu and Co in this extensive mineral province.

The Katangan Supergroup rocks are up to 7,000m thick and are underlain by basement granite, intermediate metavolcanic and metasedimentary rocks dated at between 1,800Ma to 2,000Ma.

The Katangan Supergroup is subdivided into Roan, Lower and Upper Kundelungu Groups. Mineralisation at Kalukundi occurs within the Mines Sequence (or *Series des Mines*) which is correlated with the Lower Roan rocks within the SE part of the Lufilian arc in Zambia. The sediments represent a facies continuum of proximal to intermediate and distal dolomitic mudstones, siltstones, sandstones and algal reef fragments.

The Katangan Supergroup sediments in Zambia are deformed by a series of open folds, whereas in the DRC the Katangan Supergroup is preserved both as tightly folded, but relatively intact sequences and as complexly deformed, locally continuous but structurally dismembered 'rafts' of lower Roan strata (*Series Des Mines*) within a 'mega breccia' or melange that contains abundant evaporite minerals. The mega breccia is probably the result of decoullement at the northern margin of the basin and northward thrusting of the Katangan Supergroup over basement lithologies (granites and gneisses) and other, higher, Katangan Supergroup stratigraphy. The mega breccia is probably of tectonic origin, focussed on incompetent chemical sediments.

Metamorphic grade increases southwards but within the Kalukundi area very low-grade chlorite facies metamorphism is evident.

Of the twelve fragments identified in the Kalukundi concession area, only four are the subject of this report. These are the Principal, Anticline, Kalukundi and Kii Fragments.

The Mines series rocks in particular have undergone deep weathering and hypogene alteration, assisted possibly by the acids formed by the breakdown of sulphides. The core units have been silicified and the remobilisation processes have resulted in redistribution of the copper-cobalt mineralisation into open spaces within the Mines Series rocks.

1.5 Resource Drilling

The dimensions of the four fragments discussed in this report, expressed as strike length and drilled width, are:-

- Principal 630m x 36.70m
- Anticline 150m x 80.25m
- Kalukundi 430m x 44.18m
- Kii 330m x 40.84m

Exploration work in the vicinity of Kalukundi between 1927 and 1987 consisted largely of detailed surface mapping and excavation, mapping and sampling of pits and trenches and the 'manual' drilling of shallow exploratory holes for mapping purposes.

Active exploration has been carried out by three main companies, Gécamines, JCI and Swanmines since about 1986.

Drilling for resource evaluation purposes has been carried out in three campaigns:-

Gécamines in 1986/87	8 holes	2,809m	10% of the resource drillholes
JCI/Geo-Consult in 2001/02	12 holes	1,440m	15% of the resource drillholes
Africo/Swanmines 2004/05	58 holes	5,401m	5% of the resource drillholes
Totals	**78 holes**	**9,650m**	

In addition to the above, 58 holes drilled by Africo, a further 30 boreholes, not used directly in the resource evaluation, were drilled for geotechnical, condemnation and exploration purposes.

1.6 Data Quality

QAQC data provided by Africo meets industry standard levels of precision and accuracy. The standards and blanks show good levels of accuracy, core duplicate and inter-laboratory pulp-duplicate data showed high levels of precision.

1.7 Mineral Resources

Classification of the mineral resource at Kalukundi was based on data quality, drill spacing, confidence in continuity and various kriging efficiency measures. RSG Global considers confidence in the grade estimates to be good, even though drillhole density is limited down dip. Confidence is supported by low grade variability and low skewness parameters.

Only resources above 200m below surface have been considered "potentially economically extractable". Resource models exist below this, but extraction of this material would most likely be by underground methods. No evaluations of underground parameters have yet been carried out and hence no resources have been quoted below this level. Furthermore these resources are predicated on very limited drilling information. Significant exploration potential is suggested by these models.

Mineral Resources are tabulated below, based on a 1.5% copper-equivalent cutoff at a 12:1 copper to cobalt equivalence ratio.

Table 1.7_1
Kalukundi Project
Resources Between Surface and 200 Metres Below Surface

	Resource Tonnes	% Copper Grade	% Cobalt Grade	Copper (Mlbs)	Cobalt (Mlbs)
Measured	9,648,484	2.45	0.61	521.5	130.1
Indicated	2,505,924	2.29	0.61	126.6	33.7
Total Measured + Indicated	**12,154,408**	**2.42**	**0.61**	**648.1**	**163.8**
Inferred	**15,020,674**	**2.63**	**0.58**	**871.5**	**192.6**

Resources with the highest confidence levels of continuity and grade occur from surface down to 150m where the density of drilling is greatest. The Resource from 150m to 200m falls almost entirely into the inferred category. Modelling below 200m suggests exploration potential for approximately 16Mt of mineralised material.

1.8 Mineral Reserves

The Project mineral Reserve estimate as of May 2006 is reported in Table 1.8_2. All stated Reserves are completely included within the quoted Resources. The input parameters used in the Reserve estimate are described in Section 17. For ease of reference, however, a summary of the most pertinent input parameters is provided in Table 1.8_1.

Table 1.8_1
Kalukundi Project
Summary of Input Parameters used for Reserve Estimation

Item			Value
Cu Price		$/lb	1.25
Co Price		$/lb	12.00
Diesel fuel price		$/l	1.29
Mining cost	Ore	$/t	3.12
	Waste	$/t	4.01
Processing Costs	0-10m	$/t	35.35
	10-20m	$/t	36.96
	20-30m	$/t	39.02
	30-40m	$/t	41.53
	40-50m	$/t	44.50
	50-60m	$/t	47.93
	60-70m	$/t	51.80
	70-80m	$/t	56.14
	80-90m	$/t	60.92
	90-100	$/t	66.16
	100-110m	$/t	71.86
	110-120m	$/t	78.01
Processing Recoveries		%	Variable
G&A		M$/yr	7.2
Mine supervision		M$/yr	1.27
Grade control		$/t	0.06
De-watering		M$/yr	0.5
Stockpile rehandle		$/t ore	1.16
Mining dilution		%	2
Mining recovery		%	97
Inter ramp slope angle		Degrees	Variable
Royalty	Government	%	2.0
	Gecamines	%	2.5
Metal Transport	Cu	$/t	300
	Co	$/t	377

Table 1.8_2

Kalukundi Project

Reserve Summary by Fragment

Fragment	Reserves														
	Proven					Probable					Total				
	MTonnes [Mt]	Grade		Insitu Metal		MTonnes [Mt]	Grade		Insitu Metal		MTonnes [Mt]	Grade		Insitu Metal	
		Cu [%]	Co [%]	Cu [t]	Co [t]		Cu [%]	Co [%]	Cu [t]	Co [t]		Cu [%]	Co [%]	Cu [t]	Co [t]
Principal	2.3	2.22%	1.00%	50,238	22,611	0.4	2.29%	1.10%	8,689	4,182	2.6	2.23%	1.01%	58,927	26,793
Anticline	1.4	2.59%	0.54%	35,550	7,358	0.2	1.60%	0.65%	2,984	1,223	1.6	2.47%	0.55%	38,534	8,581
Kalukundi	1.1	2.55%	0.42%	28,471	4,730	0.4	1.40%	0.47%	5,214	1,764	1.5	2.26%	0.44%	33,685	6,493
Kii	1.8	2.55%	0.58%	46,010	10,420	0.3	2.62%	0.50%	8,886	1,699	2.1	2.56%	0.56%	54,896	12,119
Total	**6.6**	**2.44%**	**0.69%**	**160,268**	**45,119**	**1.3**	**2.02%**	**0.69%**	**25,773**	**8,867**	**7.8**	**2.37%**	**0.69%**	**186,041**	**53,986**

1.9 Development and Operations

It is envisaged that the project could mine and process 0.80Mt per annum ("Mtpa") over approximately ten years. The plant is designed to produce 21,100t of Cu per year and 4,200t of Co per year at an average process cost of $44.42/t of ore treated.

All ore and waste will be mined via conventional, open pit mining methods, using a mining contractor. The operation is planned to utilise selective mining techniques to separate ore and waste. The mining equipment that is considered to be suitable for the Project would include 80t backhoe configured, hydraulic excavators and off-highway haul trucks with a payload capacity of 35t.

The treatment plant flowsheet is based on processing 0.8Mtpa of mill feed. The testwork indicated that the Kalukundi ore could be processed using a single stage crushing circuit followed by a conventional SAG / ball milling circuit with the ball mill in closed circuit with a cyclone. Overall recovery after losses in processing was between 89% and 93% for Cu and between 70% and 78% for Co.

The leach product is then washed in a six stage counter current decantation plant to ensure a clarified liquor is sent to the copper recovery circuit whilst keeping losses due to entrainment below 1%. The copper recovery circuit consists of copper solvent extraction step where the copper is moved to an organic phase before being stripped to produce a advance liquor that is treated in the copper tank house. The copper tank house produces cathode plate that will be sold. A bleed stream from the copper circuit is sent to the cobalt recovery circuit.

The cobalt circuit consists of several purifying steps where impurities like iron, aluminium, manganese, zinc and finally copper are removed before the purified cobalt liquor is sent to solvent extraction circuit where cobalt is loaded onto an organic phase before being stripped to produce the advance solution that is treated in the cobalt tank house. The cobalt tank house produces cobalt cathode that will be binned and sold.

Africo and its contractors will employ approximately 524 people throughout the operating phase of the project. Initially selected posts requiring specific skills or experience will be filled by expatriates. In addition to performing their job function, expatriate personnel will be expected to transfer knowledge and expertise in order to develop the capabilities of the national staff. In the longer term, it is anticipated that nationals of the DRC will fill most operating and management positions within the company.

A water pumping station has been planned to pump the full requirement of water from Lake Nzilo, on the Lualaba River, 22km to the site in a buried steel pipeline into the plant raw water storage dam. Water will be drawn from the storage dam water for plant make-up, fire and potable water. The fire water will be pumped to a fire water ring main by a dedicated electrical and standby diesel pumping system. The raw water will be treated through a chlorination plant for the production of potable water prior to storage in two separate storage tanks. The plant and camp sewerage will be treated in two bio-filter plants with the grey water being discharged to the environment.

Power at 110kV will be supplied to the plant from the existing National Grid overhead power lines which pass 100m from the plant boundary. Plant power transformers will be situated in the plant main switchyard. Power distribution on site will be at 11kV.

1.10 Project Implementation

Production is assumed to commence after a pre-production period of 18 months, commencing 1 July 2006.

The development capital cost of the project has been estimated at $166M and is based on an EPCM (engineering, procurement, construction and management) implementation strategy. The estimate includes owner's costs, working capital, and a contingency, totalling approximately $12.23M.

1.11 Financial Summary

The overall operating costs for the plant and mining operation per tonne of ore mined are shown in Table 1.11_1.

Table 1.11_1

Kalukundi Project

Overall Operating Costs – Average over Life of Mine
(Annualised at 801,000tpa)

Description	US$/t of ore
Mining	4.32
Process Plant and Infrastructure	44.42
General & Administration	7.28
Total Operating Costs/t of ore	**US$56.02**

The investment in working capital and pre-production capital expenditure is $166.6M plus pre-production stripping of $6.85M.

The results of sensitivity analysis show that the project is relatively insensitive to changes in working cost and capital expenditure. Only metal price changes have a substantial effect.

1.12 Conclusions

The results of the economic analysis indicate that exploitation of the Kalukundi deposits is economically viable and should proceed. Opportunities exist in most areas of the project that will be more rigorously investigated during the detailed engineering phase and where appropriate will be incorporated into the project.

The current financial models are based on the scenario of 100% equity financing for the project. This, coupled with a conservatively projected base price of Copper and Cobalt gives a before tax IRR of 14.7%. No allowance has been made in the model for the effects and levels of debt financing available or required. When using the maximum allowed level of outside funding in terms of the agreement with Gecamines, the return on investment increases to 28.5%.

The anticipated project payback time is less than four years.

Opportunities exist in most areas of the project to be more rigorously investigated during the detailed engineering phase and to firm up certain assumptions, thereby mitigating and or removing some of the risks that have been identified during the FS.

1.13 Recommendations

It is recommended that Africo proceeds with:-

- Development of a detailed mine implementation program.
- Compilation of tender documents for mine contracting and subsequent tender process.
- Consideration and evaluation of Africo supplying some major mining consumables (e.g. fuel and explosives) to share some risk and reduce contract mining costs.
- Geotechnical evaluation of the blasting and 'diggability' of the rock.
- Bench height optimisation for mining dilution and recovery control.
- Risk based geotechnical and geohydrological evaluation, which may lead to steepening of wall angles.
- Personnel recruitment, policies and procedures and training.
- More detailed or updates to mine design, scheduling and budgeting.
- Design and implementation of a number of technical and production systems and procedures.
- Continue the exploration on the satellite deposits to increase the life of the plant.
- Source local earthworks and civil contractors and machinery.

There is considerable scope to increase the Project Reserve of 7.8Mt by proving up existing Resources, by carrying out follow up studies and also through drilling of other mineralized surface bodies on the property, all of which will be aggressively pursued by Africo in 2006.

2 INTRODUCTION AND TERMS OF REFERENCE

2.1 Terms of Reference

Africo Resources Limited (Africo) commissioned RSG Global Pty Ltd. (RSG Global) to provide an independent Technical Report on the Kalukundi Copper Cobalt Project located in the copper belt of the Democratic Republic of the Congo (DRC). The work entailed the preparation of a Technical Report as defined in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Report").

The authors have relied extensively on information compiled as a result of the Feasibility Study (FS) on the Kalukundi Project which was completed in May 2006.

The resource drilling was carried by Africo staff and the FS was prepared for Africo in conjunction with various specialist consultants required to complete all aspects of the study. Those retained directly for the project were:-

▪ RSG Global	Resource and Mining; Financial Modelling
▪ MDM Engineering Ltd (MDM)	Process Engineering;
▪ African Mining Consulting (AMC)	Environmental studies;
▪ Knight Piesold Pty Limited	Geotechnical Evaluation;
▪ Mintek	Metallurgical testwork & pilot plant studies
▪ Golder Associates Africa Pty Ltd	Tailings Dam design

Remaining portions of the BFS were prepared by Africo.

2.2 Qualifications and Experience

RSG Global is an integrated Australian-based consulting firm, which has been providing services and advice to the international mineral industry and financial institutions since 1987.

The primary author of this report is Mr John Hearne, who is a professional mining engineer with 22 years experience in the exploration and evaluation of mineral properties. Mr Hearne is Principal Engineer of RSG Global, a Member of the Australasian Institute of Mining and Metallurgy (AusIMM), and has the appropriate relevant qualifications, experience and independence to be considered a Qualified Person as defined in Canadian National Instrument 43-101.

Mr. John Hearne, was responsible for the preparation of Sections 1 to 5, 17.8, 18, 19, 20, 21 and 23. Mr Hearne, in addition to supervising the preparation of the Technical Report, directed the work pertaining to the mineral reserve estimates. Mr Hearne has not visited the project site. Other RSG Global mining professional have made a number of site visits to Kalukundi over the last two years.

Dr. Julian Verbeek, a Principal Consultant of RSG Global and a Member of the AusIMM, served as the Qualified Person responsible for preparing this technical report. Dr Verbeek is the Qualified Person responsible for the preparation of Sections 6 to 15 and 17 (17.1 to 17.7) of this technical report. Dr. Verbeek has visited site on a number of separate visits throughout 2004, 2005 and 2006.

Preparation of the Technical Report relied on additional Qualified Person support from the following:-

Mr David Dodd, who is a process engineer with 30 years experience as an extractive metallurgist. Mr Dodd is the Technical Director for MDM Engineering Ltd and has the appropriate relevant qualifications, experience and independence to be considered a Qualified Person as defined in Canadian National Instrument 43-101.

Mr Michael Evans, who is a geologist with 20 years experience as a senior manager. Mr Evans is the Project Manager for Africo Resources Limited and has the appropriate relevant qualifications, experience and independence to be considered a Qualified Person as defined in Canadian National Instrument 43-101.

Mr Douglas Dorren, who is a civil/mining engineer with 31 years experience. Mr Dorren is the Specialist Geotechnical Engineer for Knight Piésold Pty Limited and has the appropriate relevant qualifications, experience and independence to be considered a Qualified Person as defined in Canadian National Instrument 43-101

Mr Guillaume Louw de Swardt, who is a civil engineer with 15 years experience. Mr de Swardt is the Tailings Dam Design Engineer for Golder Associates Africa Pty Ltd and has the appropriate relevant qualifications, experience and independence to be considered a Qualified Person as defined in Canadian National Instrument 43-101.

Mr Martin Broome, who is a mining industry professional with 32 years experience. Mr Broome is the Principal and Managing Director for African Mining Consultants Limited and has the appropriate relevant qualifications, experience and independence to be considered a Qualified Person as defined in Canadian National Instrument 43-101.

2.3 Independence

Neither RSG Global, nor the other authors of this report, apart from Mr Evans, have or have had previously any material interest in Africo or related entities or interests. The relationship with Africo is solely one of professional association between client and independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

3 DISCLAIMER

This report is based on information contained in the Kalukundi FS and information from additional consultants as listed below in support of that study. RSG Global has relied on this information for this technical report under the assumption that the estimates, concepts, designs and conclusions supplied by other consultants has been prepared by Qualified Persons.

MDM Engineering Limited

- Supervision of metallurgical testwork.
- Preparation of process design criteria.
- Process operating cost estimates.
- Capital cost estimates (plant and infrastructure design costing).

Knight Piésold

- Geotechnical engineering to support open pit mine design.
- Site geotechnical assessment for proposed plant site and tailings impoundment areas.

Golder Associates Africa (Pty) Ltd

- Tailings impoundment area design and management.

African Mining Consultants

- Preparation of the project Environmental Impact Assessment.

Remaining portions of the study were prepared by Africo.

Neither RSG Global, nor the author of this report, are qualified to provide extensive comment on legal facets associated with ownership and other rights pertaining to the Africo mineral property. RSG Global has not carried out any legal due diligence confirming the legal title of Africo to the properties, nor investigated the mineral rights holding issues in detail, and has not viewed the permit documents. In preparing this report, RSG Global has assumed that the properties are lawfully accessible for evaluation and mineral production.

4 PROPERTY DESCRIPTION AND LOCATION

4.1 Project Location

The Kalukundi Project is located within the Kolwezi District of Katanga Province in the south-east of the DRC, 60km to the east of Kolwezi and just 4km to the north of the road between Likasi and Kolwezi (Figures 4.1_1 & 4.1_2). The distance by road to the capital of the Katanga Province, Lubumbashi, is 270km. The project is only 15km by road from the Tenke Project and 25km from Fungurume. The mining centre of Likasi is 160km from Kalukundi.

The Kalukundi Project area is located just to the north of the main road between Likasi and Kolwezi. The village of Kisankala is situated close to the Principal and North Fragments of the Kalukundi deposit. Until November 2004, this village housed approximately 3,000 informal or artisan miners and their dependants. Most of these workers left once Swanmines stopped all illegal artisan mining on the property. It appears that although limited artisan mining continues in the surrounding areas, the issue of tenure with regards to these miners has been resolved.

4.2 Tenements

The Kalukundi Project is secured under an Exploitation or Mining License, PE591, which was issued on 11 October 2001 for a term of 20 years. The tenement is 19.5km^2 in extent, consisting of 23 carrés or blocks. The boundaries of the project have been surveyed and are marked with six boundary beacons.

Table 4.2_1
Kalukundi Project
Plan of Concession Carrés, Area No. 591

	Deg	Min	Sec	E 25 54 0	E 25 54 30	E 25 55 0	E 25 55 30	E 25 56 0	E 25 56 30	E 25 57 0
S	10	37	30	B					C	
S	10	38	0		1	2	3	4		
S	10	38	30		5	6	7	8	D	E
S	10	39	0		9	10	11	12	13	
S	10	39	30		14	15	16	17	18	
S	10	40	0		19	20	21	22	23	
S	10	40	30	A						F
S	10	41	0		Concession 591			23 Carrés		

License No	Map Ref.	Corner Points	Longitude	Latitude
591	S11 / 25	A	25° 54' 30"	10° 40' 00"
		B	25° 54' 30"	10° 37' 30"
		C	25° 56' 30"	10° 37' 30"
		D	25° 56' 30"	10° 38' 30"
		E	25° 57' 00"	10° 38' 30"
		F	25° 57' 00"	10° 40' 00"
Date of issue: 11th October 2001				

The beacons were surveyed by Robert John McGaw, a qualified surveyor from Zimbabwe, using differential GPS-based survey instrument. The six mining lease corner beacons were correlated to first order government topographic survey beacons. The corner beacons were concreted in and certified as being correct by the Mining Dept (Kolwezi) and the Topographic Dept (Kinshasa).

4.3 Ownership

The exploitation permit, Permis D'Exploitation, No 591 (Mining License) for Kalukundi is held by the Swanmines Joint Venture (Swanmines) and the ownership of Swanmines is shared between H & J Family trust (75%) and Gécamines (25%). Africo currently holds a 48% interest in H & J Family Trust and has the option to increase this holding to 100%. Rubicon Minerals Corporation (Rubicon), a publicly listed Canadian company (TSX and AMEX) holds a 39.6% interest in Africo. Africo is a private British Columbia incorporated company and has secured funding from its shareholders for the exploration programme and feasibility study on the project. The ownership of the Kalukundi Project is shown in Figure 4.3_1.

4.4 Tenement Status

The Kalukundi permit was originally issued in 11 October 2002 as permit C242 with an approximate area of 15.5km^2 inside a five point polygon. With the implementation of the new Mining Code, the boundaries were moved in 2003 to coincide with the co-ordinates of the national topographic cadastral grid. This resulted in the concession area being increased to 19.5km^2 within a six pointed polygon. The Certificate D'Exploitation for the revised area was signed on January 28 2004. Annual rental fees of $5.00/hectare are payable to the Government of the DRC amounting to $9.769.64/year. The rental payable in terms of the Mining Code has been fully paid to date. The payment for 2006 was due by the end of March 2006 and has been paid.

Thus far, over $9M has been committed to the project. This permit entitles the company to commence mining activities, subject to relevant DRC mining legislation.

4.5 Royalties and Agreements

Once production begins, the owners will be required to pay royalties to the DRC Government in accordance with current mining legislation which imposes a royalty tax payable on the sale of minerals at the rate of 0.5% for ferrous metals, 2% for non-ferrous metals and 2.5% for precious metals. Thus Africo will be committed to payment of a 2% royalty on gross sales to the government.

In accordance with an agreement with Gécamines, a 2.5% royalty on gross sales is payable by the owners of Swanmines to Gecamines.

4.6 Environmental Liabilities

The proposed mine will be developed in an area covered largely by natural forest. There are extensive trenches and artisan workings covering the area, but most will likely be removed by mining.

Provisional costs for mine reclamation and post-closure environmental monitoring have been included in the Project financial modeling.

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Project Access

Access to the project is either by road through Zambia, via Lumbumbashi (270km) and Likasi, or from Kolwezi (60km).

The road between the Zambian/DRC border post at Kasumbula and Lubumbashi is tarred and has recently been rehabilitated but experiences heavy trucking traffic and unless it is appropriately maintained will deteriorate rapidly over the next few years. The road from Lubumbashi to Likasi is good by DRC standards, but potholes are numerous. The road was repaired during the second half of 2005 and this improved its condition substantially. The contract to reconstruct this road completely has been awarded and work has commenced on the section nearest to Lubumbashi. The road between Likasi and Kolwezi is in extremely poor condition. The trip from the Project to Lubumbashi takes about six hours of hard driving in small four wheel drive vehicles. Transporting heavy equipment can take a number of days.

An electrified railway line passes some 4km south of the project, linking Lubumbashi and Kolwezi. The line is currently poorly maintained and a limited goods and passenger service operates on trains running intermittently in either direction and the Luilu plant at Kolwezi is serviced on a twice weekly basis.

There is an international airport at Lumbumbashi, and a local airport at Kolwezi.

5.2 Physiography

The north-central DRC is a large plateau at about 300m amsl (above mean sea level) and is drained by the Congo River. The country becomes more mountainous in the east in the vicinity of the East African Rift Valley.

The area surrounding the project is relatively flat to undulating, with occasional low ridges of resistant rock. The concession area slopes gently towards the Kisankala Spring situated in the centre of the Kalukundi property. Outcrops of silicified Katangan stratigraphy form conspicuous low hills, which rise about 20m to 30m above the surrounding plains. These hills are characterised by the lack of large trees, which results from copper toxicity in the soils (copper clearings). The silicified nature of some lithologies further inhibits growth of large trees. These low ridges often represent prospective stratigraphy.

Most of the area between the mineralised fragments consists of flat-lying terrain underlain by shales and conglomerates belonging to the Lower Kundelungu Group, covered by a few meters of soil and/or saprolite. Some patchy laterite pavements occur along the banks of the Kisankala River and near the eastern property boundary.

Four ridges in the Kalukundi area are underlain by fragments of mineralised stratigraphy and are the focus of this report. From southwest to northeast these are:-

- Principal: Largely continuous stratigraphy with a steep north-easterly dip. Offset on steeply dipping north-easterly striking cross faults.
- Anticline: Isoclinally folded zone of generally steeply dipping stratigraphy with a north-westerly verging and steeply plunging closure.
- Kalukundi: Largely continuous south-easterly dipping footwall zone with discontinuous structural repetition in the hangingwall.
- Kii: Largely continuous but structurally overturned south-easterly dipping stratigraphy.

There are other mineralised fragments within the Kalukundi project area. It is likely that these will be evaluated at some stage, and surface portions of some of these fragments have already been exploited by local artisan workers. Only the above mentioned four fragments are incorporated in this review.

The area is generally forested by natural forest, known as Miombo Woodland with occasional clearings for largely subsistence agriculture. This woodland extends from Angola in the west to Zambia in the south and Tanzania in the east. The ecology is characterised by broadleaf deciduous woodland (10 to 20m in height) and savannas interspersed with grassland over the mineralised fragments.

Deforestation close to the roads and towns is advanced and charcoal burning is common.

Groundwater level has been measured at approximately 40m below the surface at Kalukundi. There are, two perennial springs at Kisankala and Kii, fed by fracture-borne water from the dolomitic formations.

5.3 Climate

Congo has a mild climate throughout the year, with typically heavy summer rains. During the rainy season, water-logging contributes significantly to the rapid degradation of roads.

The climate is tropical. It is typically hot and humid in the equatorial river basin, cooler and drier in southern highlands and cooler and wetter in eastern highlands. South of Equator, the wet season is November to March and the dry season is April to October.

There are three main weather stations with reliable historical meteorological data located around the Kalukundi project area. In the southern parts of the DRC the annual average rainfall varies between 1,220 and 1,320mm with double maxima in December and March. Between December and April most field work is restricted to areas served by good roads, effectively limiting exploration. The temperature for summer is between 18°C and 32°C and in winter varies between and 4°C and 25°C. The prevailing wind direction during most of the year is from the east-southeast. Average wind speeds vary from a low of 1.6m/sec in February to a high of 3.4m/sec in September. Maximum gusts range from about 22m/sec in the dry winter months up to 30m/sec in the wet summer months. Thunderstorms during the summer are generally associated with west-north-westerly winds.

In the immediate vicinity of the Kalukundi project area, Miombo woodland dominates and there are no dambos (small wetlands in shallow depressions), but a few small areas along the Kisankala stream become waterlogged in the wet season. Local subsistence agriculture utilises these limited areas for cultivation. The Kalukundi license is located on gently undulating topography with a mean elevation of 1400m amsl.

Malaria is endemic to the area.

5.4 Local Infrastructure and Services

Relatively undisturbed Miombo woodland covers the permit with little agricultural activities undertaken. Main crops grown are maize and cassava.

The closest town is Kolwezi, and although there are numerous villages surrounding the project, these have extremely poor or no infrastructure. There are numerous Police/Military roadblocks on access roads, but this presence does little to enhance security or prevent theft. Small 'donations' are expected by passing traffic.

Kisankala Village is located at the centre of the permit. Kisanfu is the nearest village to Kisankala and is located 7km to the south with more permanent housing and infrastructure. A census was carried out in January 2005 and the population of Kisankala Village was 1,064 people. The census was updated in January 2006 and there were 2,361 people living in Kisankala Village. Most of the housing in the village comprises temporary wood structures.

There is a clinic in Kisanfu (7km) and hospitals can be found in Kolwezi (50km) and Likasi (100km). There are three primary schools in Kisanfu. The disused railway station is the location of the third school. Secondary and tertiary education facilities can be accessed in Kolwezi, Likasi or Lubumbashi.

The electrified SNCC Kolwezi-Likasi railway passes 2km south of the southern boundary of PE 591. The nearest station is Kisanfu. The railway line is in use and is currently in good condition. Trains for a passenger service run intermittently and the Luilu plant at Kolwezi is serviced on a twice weekly basis.

Telephonic communication to the site was initially via satellite telephone, but recently the cellular telephone network was extended in March 2005 such that intermittent coverage could be obtained on elevated portions of the site. Currently, fair coverage is obtained over much of the site and along the main road as well.

Although there is no current connection, the national power grid carrying hydroelectric power from the Congo River scheme passes close to the south of the project.

Despite having high rainfall, the country experiences water shortages in towns due to poorly maintained infrastructure. The main local water resources within the Kalukundi concession area consist of two small springs, called Kii and Kisankala. Additional water for mining purposes could be obtained from the Lualaba River dam, 24km to the west. It is anticipated that pit de-watering boreholes will contribute to mining and process water requirements.

Because of the state of the access roads, rail and power links and although the mining lease is not far from established towns in terms of distance, it is essentially a remote site in terms of infrastructure.

6 HISTORY

6.1 General

The Zambian and Congolese copper belts host some of the worlds most continuous, largest and richest sediment hosted copper and cobalt deposits known. The oxide zones of many of the deposits currently being mined and explored were exploited by indigenous artisan workers long before the first wave of explorers and colonisation reached the south-central African interior in the 1880's. Early copper mining started in the Belgian Congo soon after the turn of the century. A rail link was constructed from Victoria Falls through Zambia to Lubumbashi in late 1910. A smelter was built at Lubumbashi under the management of Union Miniere and copper production from Kolwezi, Kakanda and Kambove started to increase. Kansanshi, Bwana Mukuba and Nkana are good examples of copper deposits with an ancient history of exploitation in Zambia.

Modern mining has been focused on exploiting these deposits for over the last 100 years. The DRC copper belt saw the steady increase in copper and cobalt production through to the copper boom of the late 1980's. However, a period of political turbulence followed the independence of the Congo from Belgium in 1967 and the destructive reign of Mobutu Sese Seko. The operations of Union Miniere continued through to independence, but then fell under the new para-statal organisation called Gécamines. At this stage, production had reached a peak of 500,000t of copper metal and 30,000t of cobalt metal. For a while, production continued at a steady pace, but soon began to decline and by the early 1990's.

The large pits and tailings facilities bear witness to the fact that this area was once an important force in global copper and cobalt production. Since independence however, a steady decline in mining activities has occurred. Following the rise of African Nationalism in the DRC and Zambia, and subsequent independence from colonial powers, mining operations in Zambia were nationalised in 1970. After nationalisation and leading up to the late 20th century, the mines in the sub-region declined in profitability, and exploration was sidelined. Around the end of this period, privatisation was initiated, and revitalisation of the industry ensued.

In the DRC, informal mining is still largely carried out by artisan workers or semi formal mining operations for cobalt and processing occurs in basic washing plants and other decaying infrastructure.

Most formal mining activities in the DRC have, until recently, been undertaken by State-owned Gécamines in the copper belt and OKIMO (gold mining operations). Recently however, mining has suffered from a lack of capital investment, particularly after the security situation deteriorated in 1990, and most operations have ceased or are operating at restricted capacity. Currently, metal production is estimated at less than 10% of previous levels. It is estimated that Gécamines produced approximately 500Ktpa of copper during the mid 1980's. Copper production in 1996 was approximately 30Kt, and this level of production has been maintained and only slightly exceeded in recent years.

Gécamines have been actively attempting to improve rapidly declining copper and cobalt production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms. Political change in January 2001 has led to increasing levels of confidence in the return of political stability to the region. This in turn has led to increased interest from international mining companies that have started to acquire mining interests in the Copperbelt. These include Phelps Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi Tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda Tailings) and American Mineral Fields (Kolwezi Tailings). Only the Anvil operations, at Dikulushi have flourished and constitute the first significant new mining and processing operation in the DRC in recent times. Operations at Lonshi are restricted to mining activities only, with the ore being trucked across the border to a processing facility at Bwana Makubwa. Similarly a barge is used to transport Dikulushi ore across Lake Bengwelu.

The President of the DRC, Joseph Kabila, is widely supported by the international community, and financial assistance from the World Bank and the IMF has been recently forthcoming for the first time in over a decade. The DRC is currently more stable than it has been for many years, and it is hoped that stability will bring development and general prosperity to the country. Infrastructure rehabilitation is underway, and large investments have been made in telecommunications development. Renewed interest in mining investments is also evident, especially in the south-eastern portion of Katanga where the province has been relatively unaffected by various armed conflicts that have plagued the north-eastern border region, where mining and exploration for gold is still expanding.

The existence of mineralised fragments of Roan stratigraphy in the Kalukundi area has been known since 1916. The focus during that time, however, was on the huge tonnages available in the larger deposits of the Zambian and DRC copper belts.

6.2 Exploration by Previous Owners

The southern portion of the DRC was first prospected on a systematic basis by Tanganyika Concessions Limited just prior to the end of the 19th Century. As exploration moved into active production of copper (and minor tin) a new company, Union Miniere du Haut Katanga (UMHK) was formed In July 1906 to oversee the development and operation of the mines. In addition to the early exploration for copper, cobalt and gold, exploration also focussed on iron and pyrite in the Kasonta area, and graphite and pyrite in the Mwashia units that surround the "mega-breccia" zone. As a result of their systematic evaluation work most of the major and many minor copper occurrences had been discovered by 1916.

UMHK also prospected the low lying ground between the topographically obvious, and outcropping Lower Roan rafts. This prospecting was carried out mainly through pitting and some "electrical" ground geophysics.

Exploration work in the vicinity of Kalukundi between 1927 and 1987 consisted largely of detailed surface mapping and excavation, mapping and sampling of pits and trenches and the 'manual' drilling of shallow exploratory holes for mapping purposes.

Active exploration has been carried out by three main companies, Gécamines, JCI and Swanmines since about 1986 which has resulted in the definition of stratigraphy and mineralised areas.

Gécamines completed eight diamond drillholes between 1986 and 1987, along with extensive trenching and pitting and geological mapping. These were intermediate to deep holes to 600m, focused on determining the continuity of the copper ore geology at depth.

In late 2001 and early 2002, Geo-Consult, on behalf of JCI drilled twelve boreholes totalling 1,440m, along with further geological mapping and interpretation. Geo-Consult assayed all their drillholes for Cu and Co. In addition they analysed 1/3 of the drillholes for Au, Ag, Ca, Mg, Ni, Fe, Mn, S, Si and P, and determined bulk densities for the mineralised zones. The JCI exploration work is detailed in a report by Geo-Consult in July 2002.

In August 2002, a metallurgical assessment was carried out by Mr. M.J. Boylett to evaluate the possibility of using local plant facilities to process Kalukundi oxide ores and thereby reduce the burden of capital costs. Numerous options were considered for leaching and flotation of the ores to produce various products.

In September 2002, a preliminary financial analysis was done by JCI investigating alternative production rates and processing routes.

At this stage, Swanmines negotiated the rights to the Kalukundi property thus taking over from JCI. The *permis de research* was converted to a *permis de exploitation*, and funds were secured to commence a resource evaluation and feasibility study in May 2004.

6.3 Historical Resources

Drillhole sampling by JCI/Geo-Consult and Gécamines correlated well. Average total Co grades of 0.66% Co (JCI) compared well with the 0.6% Co quoted by Gécamines. Gécamines also reported a mean Cu grade of approximately 4% Cu for their Upper and Lower Ore Zones. This corresponded to the JCI average of 3.03% Cu. The JCI figure, however, includes low grade material that was excluded by Gécamines.

Mineral 'reserves' reported by Gécamines in January 1998 are reproduced in the table below (Table 6.3_1). Gécamines reported the 'reserve' as 'Probables' and 'Possibles' which JCI (2001) correlated to Indicated and Inferred Resources in terms of JORC and SAMREC. The details of the above resource are however uncertain. Tonnage and grade from which the resource was derived were not reported, only total contained metal.

RSG Global believes that these estimates could have been considered inferred if JORC/SAMREC codes had been appropriately applied and grade and tonnage had been tabulated, based on the limited data available and deficiencies in the data quality, particularly the core recovery achieved during drilling. Furthermore, there is no documentation regarding the calculation of the estimate. Although not 43-101 compliant, these historical resource figures have been provided for background information purposes.

Table 6.3_1 Kalukundi Project Mineral "Reserve" (Gécamines 1998)				
	Total Copper Content (tonnes)		Total Cobalt Content (tonnes)	
	Probables	Possibles	Probables	Possibles
Kalukundi C-5 Principal (now referred to as Principal and Anticline)		562,000		94,000
Kalukundi North (now referred to as Kalukundi and Kii)	196,500	59 500		43,000
Total	**196,500**	**621,500**		**137,000**

In an attempt to obtain a better estimate, JCI (2001) estimated the mineral resource based on width and grade data, strike and a nominal 100m depth, a sectional polygonal type estimate. The estimate was constrained by a basic spreadsheet type optimisation process to produce a 'reserve' as reproduced in Table 6.3_2. A 5% geological loss and 5% dilution at zero grade is incorporated in the JCI estimate. This is a mixture of resource and reserve terminology, but JCI (2001) made no attempt to classify their estimate in terms of JORC or SAMREC.

Table 6.3_2 Kalukundi Project Estimated Resource Amenable to Open Cut Mining (JCI 2001)								
	Block	In Situ Tonnage		Strip Ratio	Grade %		Metal	
		Ore	Waste		TCu	TCo	TCu	TCo
C-5 Principal	A to D	4,289,990	15,485,921	3.61	4.39	0.62	188,331	26,598
C-5 Principal	E	2,532,885	9,301,686	3.67	4.39	0.62	111,194	15,704
Kalukundi North	F to H	7,220,320	12,642,159	1.75	3.63	0.65	262,098	46,932
Total (80m depth)		**14,043,195**	**37,429,766**	**2.67**	**4.00**	**0.64**	**561,622**	**89,234**
C-5 Principal	A to D	5,362,488	20,700,997	3.86	4.39	0.62	235,413	33,247
C-5 Principal	E	3,166,107	12,496,765	3.95	4.39	0.62	138,992	19,630
Kalukundi North	F to H	9,025,399	18,273,171	2.02	3.63	0.65	327,622	58,665
Total (100m Depth)		**17,553,994**	**51,470,933**	**2.93**	**4.00**	**0.64**	**702,027**	**111,542**

C-5 Principal is referred to in this study as Principal and Anticline and Kalukundi North is referred to as Kalukundi and Kii.

Table 6.3_3 Kalukundi Project Resources after Geo-Consult/JCI 2002				
In situ Indicated Resources at the Kalukundi Project				
Area		Tonnage (t)	TCu %	TCo %
C5 Principal	Southern Limb	6,399,875	2.77	0.76
	Anticline	4,527,766	3.89	0.69
Kalukundi Nord	Southern Limb	3,327,049	2.46	0.49
	Northern Limb	2,687,582	2.89	0.58
Total / Average		**16,942,272**	**3.03**	**0.66**

C-5 Principal Southern Limb corresponds to the now-termed Principal fragment, and Kalukundi Southern Limb simply as Kalukundi and Kalukundi Northern Limb as the Kii fragment. Anticline is unchanged.

In February 2004, SRK undertook a limited due diligence assessment of the JCI geological and ore resource reports, and recommended an Inferred Resource classification. RSG Global concurs with this classification.

Table 6.3_4 provides a summary of the Geo-Consult resources in a comparable format to the current resources, reported in Section 17, 0% internal Cu and Co cutoff, but based on a nominal external cutoff of 0.5% total Cu.

Table 6.3_4
Kalukundi Project
Inferred Resources
(Geo Consult International data - 2002)

Fragment	Tonnage	Cu (t)	Co (t)	Cu %	Co %
Principal					
0 - 10m	454,585	2,637	4,046	0.58	0.89
10 – 80m	3,603,977	102,713	27,030	2.85	0.75
80 – 100m	998,020	30,639	7,086	3.07	0.71
Tonnage to 100m	**5,056,582**	**135,989**	**38,162**	**2.59**	**0.77**
100 – 150m	1,343,295	41,239	10,075	3.07	0.75
Tonnage to 150m	**6,399,877**	**177,228**	**48,236**	**2.77**	**0.75**
Anticline					
0 - 10m	116,164	1,045	790	0.90	0.68
10 – 80m	1,528,081	66,013	8,099	4.32	0.53
80 – 100m	560,152	22,854	3,361	4.08	0.60
Tonnage to 100m	**2,204,397**	**89,913**	**12,250**	**4.08**	**0.54**
100 – 150m	2,323,369	86,429	19,284	3.72	0.83
Tonnage to 150m	**4,527,766**	**176,342**	**31,534**	**3.89**	**0.69**
KII					
0 - 10m	303,710	2,126	2,035	0.70	0.67
10 – 80m	1,869,764	60,767	10,471	3.25	0.56
80 – 100m	333,678	9,977	1,869	2.99	0.56
Tonnage to 100m	**2,507,152**	**72,870**	**14,374**	**2.89**	**0.58**
100 – 150m	180,431	4,998	1,119	2.77	0.62
Tonnage to 150m	**2,687,583**	**77,868**	**15,493**	**2.89**	**0.58**
Kalukundi					
0 - 10m	416,306	2,498	2,206	0.60	0.53
10 – 80m	2,499,522	68,737	11,748	2.75	0.47
80 – 100m	356,961	8,960	1,785	2.51	0.50
Tonnage to 100m	**3,272,789**	**80,194**	**15,739**	**2.45**	**0.48**
100 – 150m	54,260	1,449	293	2.67	0.54
Tonnage to 150m	**3,327,049**	**81,643**	**16,032**	**2.46**	**0.49**
TOTALS					
Total to 100m	**13,040,920**	**378,967**	**80,524**	**2.91**	**0.62**
Total to 150m	**16,942,275**	**513,082**	**111,295**	**3.03**	**0.66**

6.4 Historical Production

Historical production from the Kalukundi deposit occurred during two phases:-

- Informal mining by artisan workers.
- Limited surface mining by Swanmines on fragments not included in this review.

Production records from the former can at best be estimated, but largely constitute Heterogenite or cobalt mined manually from relatively narrow excavations to depths of up to about 20m below surface. The artisan excavations were never surveyed and are not safe to work in. Some of these workings have since been backfilled.

An attempt was made to produce heterogenite from the Kesho Fragment, formerly known as C5 East. A washing plant was established on the site, but washing of a limited amount of material was unsuccessful and the operation was abandoned. No production records for the latter were retained due to the small amount of material used in the plant as testwork. The plant has since been dismantled and removed from the site. The Kesho Fragment does not form part of this ITR.

An estimate of material extracted from these fragments is about 200,000t comprising:-

- Principal 127,500t;
- Anticline 40,000t;
- Kalukundi 9,500t,
- Kii 14,500t; and
- Kesho 9,000t.

Rough wireframes have been built of the depletion zones and these have been depleted from current models for Principal, Kalukundi and Kii. The depletion at Anticline is negligible.

7 GEOLOGICAL SETTING

7.1 Regional Setting

Base metal mineralisation in the Zambian and DRC copper belt provinces is hosted by sedimentary rocks of the Neo-Proterozoic Katangan Sequence, developed within the Lufilian Arc. This copper belt extends over 600km from Luanshya (Zambia) in the southeast and to Kolwezi in the Democratic Republic of the Congo (DRC) in the northwest.

The Katangan Supergroup rocks are up to 7,000m thick and are underlain by basement granite, intermediate metavolcanic and metasedimentary rocks dated at ~1,800Ma to 2,000Ma. The sediments represent a facies continuum of proximal to intermediate and distal dolomitic mudstones, sandstones and algal reef fragments.

The Katangan Supergroup is subdivided into Roan, Lower and Upper Kundelungu Groups, separated respectively by the *Grand* and the *Petit Conglomerat* diamictite marker units. Mineralisation at Kalukundi occurs within the Mines Sequence (or *Series des Mines*) which is correlated to Lower Roan rocks elsewhere in the Lufilian arc.

The Lufilian Arc forms part of a network of supracrustal belts in Africa (Pan-African) and South America that are host to important metallogenic provinces e.g. Katangan (DRC), Zambian copper belt, Kabwe Zn/Pb/Ag terrane (Zambia), Otavi Mountain Land Cu/Zn/Pb (Namibia), Gariep Belt Zn/Pb (Namibia) and the São Francisco craton Zn/Pb deposits (Brazil).

Generalised stratigraphy for the copper belts is shown in Figure 7.1_1.The maximum age of the Katangan sedimentation is constrained by U-Pb dates on zircons from the Nchanga granite at 877+/-11Ma. Extensive rifting occurred at around this time. It is generally accepted that the deposition of the supracrustals occurred during the rift phase of the Katangan Sequence in Zambia and DRC.

The development of isolated, structurally bounded basins comprising half grabens/graben structures controlled initial sedimentation in the lowermost portion of the Katangan Sequence, the Roan Group. The configuration of the basin margin is especially important and controlled the development of thick wedges of clastic sediments in the basal sequences. Growth faults controlled prolonged and variable sedimentation into the basins. This resulted in the development of predominantly arenaceous and argillaceous rocks, with relatively thin interbeds of rudaceous material. Facies change occurs between the Zambian and DRC Roan group rocks, with argillaceous and carbonaceous rocks predominating in the DRC.

The development of the 'ore shale' unit marks the first major marine transgression in the Zambian copper belt, and in the DRC this transgression also resulted in laterally extensive shallow marine sedimentation in the *Series Des Mines*. This provides an important marker that can be traced throughout the copper belts.

The extensive flat-lying plains surrounding the Roan ridges in the DRC are ubiquitously underlain by Lower Kundelungu rocks although these are not exposed on surface at Kalukundi because of deep soils and thick vegetation. Lower Kundelungu sequence rocks were also not intersected by boreholes drilled on the Kalukundi project, but were intersected by condemnation boreholes drilled below potential waste dump and plant areas. These confirm the presence of Kundulungu stratigraphy as shown on maps compiled by Gécamines and other regional studies. The Lower Kundelungu stratigraphy consists of a basal conglomerate overlain by sandstones and shales.

While the Katangan Supergroup sediments in Zambia are deformed by a series of open folds, in the DRC the Katangan Supergroup is preserved both as tightly folded, but relatively intact sequences and as complexly deformed, locally continuous but structurally dismembered 'rafts' of lower Roan strata (*Series Des Mines*) within a 'mega breccia' or melange that contains abundant evaporite minerals. The mega-breccia forms a kite-shaped wedge elongated parallel and adjacent to a major northwest trending lineament. Interpretations based on Landsat and aerial photographs suggest that this structure may represent an original Katanga basin edge fault.

The structure of the Katangan Sequence in Zambia is considered to be the result of compression during basin closure, however in the DRC it is probably the result of decoullement at the northern margin of the basin and northward thrusting of the Katangan Supergroup over basement lithologies (granites and gneisses) and other, higher, Katangan Supergroup stratigraphy. The mega breccia is probably of tectonic origin, but focussed on incompetent chemical sediments.

Metamorphic grade increases southwards but within the Kalukundi area very low-grade chlorite facies metamorphism is evident.

7.2 Local Geology

The Roan stratigraphy preserved in the Kalukundi area belongs to the *Series Des Mines* (correlated to Lower Roan in Zambia) and occurs as isolated allochthonous outliers (klippe or "ecailles", referred to henceforth simply as fragments) bounded by large shear and fault zones. These outliers are exposed over several hundreds of meters of strike length and also exhibit significant dip extents. The *Series Des Mines*, in particular the RSC, is more resistant than the adjacent stratigraphy and the mega-breccia. As a result, the RSC forms outcrops and low ridges that are prominent in the otherwise flat terrain.

Of the twelve fragments identified in the Kalukundi concession area, only four are the subject of this report. These are the Principal, Anticline, Kalukundi and Kii Fragments (Figure 7.2_1). Limited exploration and evaluation work has been undertaken on the other fragments, but only the Kalukundi East fragment (Kesho) contains known mineralisation, identified in outcrops, trenches and larger excavations. One vertical borehole by Gécamines intersected the ore-bearing stratigraphy and returned some excellent cobalt values, but poor copper results. As copper was the main target at the time, no further work was focussed on this fragment. The Kesho fragment (and possibly other fragments) represent upside to the existing Kalukundi resources.

Stratigraphy for the Series des Mines in the Kalukundi area is summarised below. The term "Ore Zone" is both historical and local terminology. The term Ore is restricted under the JORC and SAMREC codes to mineralised material proven to be economic. The use of the term Ore Zone here should not be taken to imply that economic studies have been carried out and found to be feasible.

- **CMN** – "*Calcaire a Minerais Noirs*", comprises dolomite and limestone and is the uppermost sequence of the *Series Des Mines*. The lower portion of this unit is made up of dolomitic shales and chert-rich zones. Mineralisation, when present, may constitute a Third Ore Zone characterised by high gangue acid consumption ("GAC") in fresh rock but with lower GAC in the weathered/oxidised zone.
- **SDS** - "*Shales Dolomitiques Superieurs*" (Upper Dolomitic Shales) composed of bedded and laminated dolomitic siltstone and fine-grained sandstone. Sporadic, poor (sub-economic) copper mineralization occurs throughout this horizon. In some fragments, there are significant intersections of "hangingwall ore" in this material. The hangingwall ore is, however, difficult to correlate between drill sections and has not been modelled or estimated, but it could represent upside potential for the Kalukundi project.
- **SDB** - "*Schistes De Base*" (Basal Schists) silty dolomite to siltstone containing some nodules. This (Upper Orebody) is also one of the main ore bearing horizons with high grade copper and cobalt, which has been extensively mined by artisan workers.
- **RSC** - "*Roches Silicieuses Cellulaires*" (Siliceous Rocks with Cavities, Cellular) comprises massive to stromatolitic, silicified dolomite. It forms conspicuous ridges and is generally poorly mineralised. The hydrothermally altered stromatolites are occasionally enriched with black heterogenite (cobalt) oxides.
- **RSF** - *Roches Siliceuses Feuilletees* or "Foliated" (Laminated) and Silicified (dolomitic) Rocks. It is made up of silicified bedded dolomitic shales. This unit hosts the "Lower Ore Zone" which is developed close to the contact with the overlying RSC.
- **DStrat.** - *Dolomites Stratifiees* or "Stratified Dolomite" is similar to the overlying RSF. It is comprised of well-bedded argillaceous dolomites. Near the top of the unit, a nodular chert-rich horizon is characteristic. This unit may also form part of the Lower Ore Zone.
- **RAT** *Roches Argilo-Talcqueuse* is the lowest member of the Series des Mines stratigraphy and comprises a sequence of dolomitic and talcose argillaceous units. Both RAT Griese (Grey) and RAT Lilas (purple) occur in the Kalukundi area.
- **Breche Heterogene** - This unit occurs at the base of the sequence and the fragments in the breccia are derived from all rock types of the Roan Mines Series. The fragments are generally angular but occasionally well rounded, ranging from a few millimetres to several centimetres in size. The matrix consists of finer-grained particles with the same composition as the larger fragments. The breccia is generally accepted as having a tectonic origin.

Higher, Lower Roan stratigraphy is absent at Kalukundi. The sequence reflects a facies continuum of proximal to intermediate and distal dolomitic mudstones, sandstones and algal reef fragments.

The whole sequence has been silicified and remobilisation of silica and copper-cobalt mineralisation has played a major role in the present appearance of the rocks, for example the formation of vugs in and silicification of the RSC Unit.

The dimensions of the four fragments evaluated in detail during this programme are as follows (strike length & drilled width):-

- Principal 630m x 36.70m.
- Anticline 150m x 80.25m.
- Kalukundi 430m x 44.18m.
- Kii 330m x 40.84m.

The Principal fragment has a NW-SE strike and north-easterly dips varying from 75° in the SE, flattening to about 55° towards the northern end. The north-western half is displaced by four NE-SW striking faults with displacements up to about 15m. Drilling results suggest that the down-dip extension flattens to almost 45° and deep Gécamines drilling suggests that it may terminate down-dip against a sub horizontal fault.

The Anticline Fragment has a north-westerly trending fold axis with both fold limbs dipping about 045° north-easterly. The axial trace also plunges steeply NNE. Both limbs have a strike length of 150m and a width of about 80m. The tight folding has resulted in numerous cross-cutting faults.

The Kalukundi Fragment has a strike length of 430m heading 053° and dips south-eastwards at 78°. Deep exploration holes drilled by Gécamines suggest that the dip reverses, dipping northwards with depth. This suggests a synformal relationship with the Kii Fragment. A NE-SW trending (dextral) fault with an approximate displacement of 45m intersects the orebody near its south-western end. The projected extension of this fault may possibly intersect the north-eastern limit of the Kii Fragment.

The Kii Fragment strikes 045° with a length of 330m and dips at 65°. Deep drilling results from Gécamines (KDI 102) suggest that the down-dip extension may be cutoff against a fault.

A fifth fragment, Kesho, is located close to the proposed plant site. No detailed drilling has been undertaken here, but this fragment is well mineralised and could add significant resources to the Kalukundi Project. One diamond drill (KDI 4) was drilled by Gécamines, which intersected mineralised material below 120m vertical depth. The dimensions of the Kesho fragment are inferred to be 350m (strike) x 41.40m (thickness).

In general, the zone of weathering and oxidisation reaches between 70 and 130m below surface. The depth of the weathered zone appears to be greater in the Principal, Anticline and Kii fragments than in the Kalukundi fragment. Below the weathered oxide zone, a mixed zone containing oxide and sulphide mineralisation occurs. No boreholes have intersected pure sulphide ore the deepest drillhole intersects mineralisation at 490 m below the surface. Weathering is severe and the silty and shaly parts of the succession are completely decomposed down to depths of approximately 40m and are still friable and crumbly to 100 metres below surface. Weathering and oxidation penetrate down selective lithologies such as the D Strat to an inclined depth of 350m (BH KDI2) drilled by Gécamines on the Principal fragment.

7.3 Structural Geology

The fragments are folded, forming tight, steeply dipping synclinal and anticlinal structures. The vergence of the folds is variable on a regional scale; this is consistent with the interpretation of chaotic fragments within a mega-breccia (*Breche Heterogene*). The dip of the limbs is between 45° and 85°. Similar styles of deformation have been interpreted for the Kolwezi ore bodies.

Individual fragments are terminated by faults on their lateral extents, and crosscutting brittle faults offset stratigraphy, especially in the Principal fragment. Fault displacements vary between 15m (Principal) and 45m (Kalukundi). These shears and faults may have provided passageways for siliceous fluids and fluids responsible for the remobilisation of copper and cobalt.

All the mineralised zones have been faulted and/or folded to varying degrees of intensity, but gross continuity of the lithological units can nevertheless be demonstrated.

In the southern portion of the Kalukundi deposit, both the northern and southern limb of a faulted and folded sequence of Roan rocks is exposed. The northern limb (Anticline fragment) has an antiformal geometry and a north-westerly plunging fold axis and terminates at depth against a brecciated footwall zone, possibly a thrust fault. The southern limb (Principal fragment) dips at between 60° and 85° towards the northeast and is also truncated against the breccia at depth.

In the north-eastern portion of the Kalukundi deposit, the Kalukundi fragment is exposed as two subparallel/*en echelon* outcrops. These represent the limbs of an overturned isoclinal synform, dipping at 45° and 70° to the southeast for the southern (Kalukundi fragment) and northern (Kii) fragments. Two deep boreholes were drilled by Gécamines to depths of 475m and 600m to investigate the continuity of these two fragments in depth. The deeper borehole, KDI 101 intersected the Kalukundi fragment at a vertical depth of 490m, confirming considerable depth continuity. BH KDI 102 intersected the *Breche Heterogene* at the point where the Kii fragment was anticipated, thus some displacement of this zone may be anticipated here.

8 DEPOSIT TYPES

The Lufilian Arc forms part of a network of supracrustal Pan African belts (Neoproterozoic age) in Africa and South America that are host to important base metal provinces e.g. Katangan (DRC and Zambian copper belts), Kabwe Zn/Pb/Ag terrane, Otavi Mountain Land Cu/Zn/Pb (Namibia), Gariep Belt Zn/Pb (Namibia) and the São Francisco craton Zn/Pb deposits of Brazil.

There are two main deposit types developed in the DRC copper belt where Cu and Co mineralisation occurs:-

- Continuous, stratabound, sediment hosted Cu-Co deposits with significant strike extent (e.g. Tenke-Fungarume). These are similar to the Cu-Co deposits developed in the Zambian Copperbelt but may also be terminated at depth against breccia zones representing thrust faults. This is in contrast to the Zambian copper belt deposits which are generally continuous at depth.
- Discontinuous, raft-style stratabound sediment hosted Cu-Co deposits such as Kalukundi. The raft-style deposits are interpreted to be generally small allochtonous fragments of Lower Roan stratigraphy thrust northwards from the main Lufilian arc. Mineralisation and host lithology is broadly similar to the more continuous deposits.

The relationship between the DRC carbonate-shale hosted deposits and the Zambian shale-arenite deposits is controversial, but there is no reason to propose widely differing origins. The main differences are the characteristics of the Lower Roan Formation facies, and the tectonic disruption of the DRC stratigraphy.

9 MINERALISATION

9.1 General

The Kalukundi deposit represents hypogene remobilisation of primary sulphide mineralisation. The primary mineralisation was probably typical of other Lower Roan mineralisation in copper belt deposits in Zambia and the DRC. Some of the deeper drillholes at Kalukundi have intersected partially weathered sulphide mineralisation as far down as 270m below the surface.

The principal sulphide zone copper bearing minerals are chalcocite, chalcopyrite and bornite. Cobalt is present in carrollite. Within the oxidised zone copper occurs as malachite and cobaltiferous malachite with subordinate kolwezite and chrysocolla, and cobalt occurs as heterogenite. Spherocobaltite occurs within the RSC in small amounts.

Within the Kalukundi fragment significant amounts of chalcocite are developed below the depth of 40 metres below surface, whilst elsewhere, malachite persists well below this depth. Chalcocite is, however, often developed in a supergene zone near surface and does not necessarily reflect true unoxidised sulphide ore.

Heterogenite appears to be enriched near surface, especially in the subsurface from 4m down to about 40m depth.

Mineralisation in the Mines Series in the sulphide zone on the Katanga Copperbelt is well developed and shows continuity within the upper and lower ore bodies both along strike and down dip, while the stromatolitic dolomite unit separating these ore bodies, the RSC, carries some cobalt mineralisation and only minor copper mineralisation. In the oxide zone, remobilisation of copper and cobalt into the RSC results in this central zone being quite well mineralised in places.

Mineralisation at Kalukundi is best developed within the lower 'ore' body (RAT Grise/D Strat/RSF) and to a slightly lesser degree in the upper (SDB/RSC) 'ore' zone. The two mineralised horizons may have been distinct within the sulphide zone with lower grade mineralisation between the two. In the oxide zone mineralisation is largely continuous from the DStrat to the SDB with significant remobilisation of metal into the RSC. Nevertheless, the highest grades usually remain in the lower and upper 'ore' zones.

In certain parts of the fragments, the upper 'ore' body is poorly mineralised to barren and the adjacent RSC is often poorly mineralised adjacent to this zone. This is evident in the SE Principal fragment, both near surface and in depth and in the Kalukundi fragment near surface.

The distribution of mineralisation is variable, reflecting changes in both the original distribution and the subsequent weathering regimes. Within the oxidised zone very high grades of both copper and cobalt may be encountered due to supergene enrichment. Contrarily, certain zones may be poorly mineralised. Differential leaching in the porous RSC unit near surface results in this unit and closely adjacent lithologies being locally barren.

The relationship between the thrusting and faulting responsible for the present distribution of the Lower Roan at Kalukundi and the primary mineralisation is uncertain, but the lateral bounding faults and breccias in the sole thrusts have contributed to increased permeability for hypogene fluids and the deep weathering at the Kalukundi deposit.

9.2 Oxide and Sulphide Mineralogy

The main oxide minerals in the Kalukundi fragments are Malachite, Kolwezite and Chrysocolla in the case of copper and heterogenite in the case of cobalt. These and the less common minerals are listed as follows:-

- Malachite $Cu_2Co_3(OH)_2$
- Chalcanthite $CuSO_4.5H_2O$
- Kolwezite $(Cu,Co)_2CO_3(OH)_2$
- Libenthinite $(Cu_2(PO_4)(OH))$
- Chrysocolla $Cu_2H_2(Si_2O_5)(OH)_4$
- Cuprite Cu_2O
- Native Copper
- Heterogenite $Co^{+3}O(OH)$
- Mg-Spherocobaltite $Mg.CoCO_3$

The main sulphide minerals are chalcocite, bornite and chalcopyrite in the case of copper, and carrollite in the case of cobalt. The chemical compositions are as follows:-

- Chalcocite Cu_2S
- Digenite Cu_2S
- Bornite Cu_5FeS_4
- Covellite CuS
- Chalcopyrite $CuFeS_2$
- Carrolite $Cu(Co)_2S_4$
- Linaeite (Siegenite) $Ni(Co)_2S_4$
- Cobaltite $CoAsS$

In addition, haematite (Fe_2O_3), specular hematite (Fe_2O_3), "*sel rose cobalt*" a bright pink cobaltiferous-$CaCO_3$ (above), and siderite ($FeCO_3$) were reported by JCI and Gécamines also described the presence of tenorite (CuO). Pyrite is present in small amounts.

Uranium is present at Kalukundi in very small amounts. Weak radioactivity has been detected in the SDB and the RAT Grise units. The uranium silicate, coffinite U (SiO_4) $(OH)_4$ was detected in trace amounts within goethite in a sample from the RAT Grise.

10 EXPLORATION

10.1 Topographical Survey

The original survey and the topographic maps produced by Gécamines reflected survey points, drillhole collars, trenches and other details. Check surveys conducted during the Geo-Consult exploration program corresponded to the previous data. Geo-Consult also established 4 baselines with red painted corner beacons parallel and adjacent to the strikes of the main outcrop at Kalukundi and Principle fragments.

Subsequent surveys have been carried out over more than 90% of the property by a contract surveyor. Traditional surveying techniques were employed using a (laser) theodolite and prismatic staff and a local Gauss Conform (LO26), Clark 1866 datum co-ordinate system utilised by Gécamines. This survey data was used to produce a topographic map with 1m contour intervals. All the borehole collars were also accurately surveyed. The local LO26 co-ordinate system was used in all the 3-D resource modelling.

Some data manipulation has been necessary to convert data from the local coordinate system to the "Triangulation Du Katanga, issued by Comité Special Du Katanga (CSK), Service Geographique et Geologique" on which regional topographical survey beacons are based. Conversion from local to standard grid coordinates (Universal Transform Mercator (UTM) World Global System of 1984 (WGS84)) will ultimately be necessary. Any resultant conversion errors are likely to be small and not material.

10.2 Geological Mapping

Gécamines and its predecessors explored the deposits within the Kalukundi and surrounding areas between 1927 and 1987. The work consisted mainly of extensive pitting (up to 16m), trenching, mapping and sampling. The pitting data was extensively used for creating geological maps in areas with almost no outcrop. Virtually all of these pits are still open and can be located in the field.

Mapping and presentation of geological data by Gécamines was done to a high standard and Geo-Consult and Africo Geologists have made only minor changes to the original Gécamines and Geo Consult maps based on new data secured from the drilling and from more detailed surface mapping and trench data, e.g. at Kalukundi where the width of the RSC was overstated as a result of thick scree cover and soil creep.

Most of the maps were hand drawn 1:2000 scale geological and assay plans. Ammonia prints of these maps are still available from Gécamines.

10.3 Trenches

A number of trenches and pits were excavated by Gécamines (total length >2000m) in order to assist with mapping in areas obscured by overburden and scree, and also to provide sampling of near-surface material. Trenches on some fragments were excavated aligned to local grid north (30 to 40° to the strike direction), others were excavated perpendicular to strike.

JCI/Geo-Consult cleaned out those trenches positioned on drillhole sections and re-mapped and re-sampled them. They also extended the trenches and sampled sections (especially within the RSC) that had not been sampled by Gécamines. Samples were taken as continuous lines of rock chips. JCI/Geo-Consult considered the quality of the Gécamines logging and mapping to be good, and commented on the high incidence of black oxides as veins and nodules indicative of high heterogenite in the near-surface zone. They also noted that Cu grades in the trenches were generally lower than for shallow boreholes, concluding that there had been significant surface leaching. For the purposes of orebody modelling, JCI assumed the leaching zone to extend to 10 metres below surface. Subsequent interpretations by Africo geologists confirm that there is considerable or complete leaching of the RSC outcrops in the uppermost 2m to 3m. Below this cobalt is enriched in open spaces and fractures, but copper mineralisation remains depleted down to a depth at least 10m and possibly slightly deeper.

Some of these original Gécamines trenches were again mapped and sampled by Africo geologists. The assay results from these trenches have been included in the geological models prepared jointly by Africo and RSG Global.

10.4 Exploration Data Collection

Maps have been digitised and incorporated into a GIS System (TNTmips and ArcView). Other geological information (borehole logs, assay and survey data) is maintained in a series of Microsoft Excel spreadsheets for import into GIS and geological modelling software (Gemcom and Datamine). Drafted (Microstation) drillhole cross-sections have also been produced.

Original handwritten logs are archived and maintained on site.

10.5 Interpretation and Discussion

Exploration data is consistent with the interpretation of the Kalukundi deposit as a hypogene, oxide facies, raft-type, carbonate-shale, stratabound, sediment hosted Cu-Co deposit.

RSG Global has reviewed the exploration data available and considers the data quality and interpretations to be good, and the model to be well understood. The data confirms excellent continuity of the mineralised horizons both along strike and down dip.

Trench coverage, however, is poor over some of the fragments. Almost no trenching was done across the RSC horizon due to its poor mineralisation and hard, silicified nature of the RSC unit. The focus of Gécamines geologists was the higher-grade mineralisation along the SDB-RSC contact (Upper Ore Zone) and on the RSC-RSF-D Strat contacts (Lower Ore Zone). In most cases the intervening silicified and vuggy RSC dolomites were not sampled. The artisan trenches have not been mapped as they are dangerous to work in, particularly following heavy seasonal rains.

Consequently there remains considerable uncertainty regarding the surface distribution of remobilised Cu and Co oxides, both along strike and down dip. Africo has attempted to address this uncertainty by drilling shallow diamond drillholes in the near surface region and by carrying out additional trenching. This has been only partially successful due to limitations on access to the surface zones resulting from, amongst other things, artisan workings.

RSG Global has not applied adjustments to their estimates for leaching, enrichment or depletion, but has classified the surface zones as Inferred where sampling density is poor.

11 DRILLING

Drilling conditions were difficult, especially in weathered rock and core recoveries were low for all three phases of drilling, especially in friable zones where oxide mineralisation occurs along foliation planes and as open space fillings in veins. Core losses often occurred where rock hardness changed rapidly between soft, weathered shale/dolomite and hard silicified rock. Karstic cavities have been identified in the RSC and where the material is friable, grinding was experienced. RSG Global has experience in drilling similar material in the DRC and Zambian copper belts and accepts that obtaining high core recoveries is problematic. Discussion of the relationship between core recoveries and grades is presented in Section 17, Mineral Resource and Mineral Reserve Estimates.

11.1 Drilling by Previous Owners

Although RSG Global has not audited the Gécamines core, Geo-Consult has indicated that the boreholes drilled by Gécamines were well logged and suitable for integration into the database. They also state that sampling and recording of assays on the logs appear to have been diligently done, but that no QA/QC information is available to verify this statement. Gécamines did not sample sections of core outside the 'conventional' extent of the 'ore' zones even though they were sometimes mineralised.

JCI drilled twelve boreholes (1,440m), largely as a due diligence exercise confirming the geological interpretations initially made by Gécamines. JCI achieved an average drill rate of 24m/day. Water loss in the RSC was common, resulting in the overlying mudstones running dry and clogging onto the rods until it became impossible to turn the drill string. This was overcome by casing off this section and then drilling with water loss and thick muds to hole completion.

The boreholes from both the above campaigns were relogged in detail by Africo geologists. This confirmed the excellent standard of previous work and brought the logs into line with the format used for the Africo evaluation. Limited re-sampling was also undertaken.

11.2 Drilling by Current Owners

Africo/Swanmines completed a comprehensive core drilling programme which may be summarised as follows:-

▪	Resource boreholes	50	4,561.67m
▪	Infill drilling boreholes	11	595.96m
▪	Geotechnical boreholes	17	2,256.55m
▪	Exploration boreholes	5	261.60m
▪	Condemnation boreholes	5	317.25m
▪	**Total**	**88**	**7,993.03m**

Of these 88 boreholes drilled by Africo, 58 were used directly in the geological model for resource definition purposes and the remainder for geological and geotechnical purposes.

Drilling for resource evaluation purposes was carried out in three campaigns. Seventy eight boreholes (9,650m) were used in the geological model to define the resource. Of the remainder, selected boreholes were used to define geological extensions and limits to continuity.

▪	Gécamines in 1986/87	8 holes	2,809m	10% of the drillholes
▪	JCI/Geo-Consult in 2001/02	12 holes	1,440m	15% of the drillholes
▪	Africo/Swanmines 2004/05	58 holes	5,401m	75% of the drillholes
▪	**Totals**	**78 holes**	**9,650m**	

Similar core recovery problems to those experienced in previous drilling programs were also encountered in the current drilling. However, improved core recoveries were achieved during drilling by Africo with the average overall borehole core recovery for the resource holes being 77.66% (74.24% for the ore zones). This is a significant improvement on the 70.45% (65% for the ore zones) achieved for the JCI programme in 2002.

The contractor was Geosearch International Ltd. All drillholes have been drilled using wireline diamond drilling with a triple tube recovery, typically collared and cased in PQ size (83mm). The majority of the drilling was carried out using HQ size core (61mm) once competent rock was encountered, usually around 15m, but sometimes as deep as 40m. Reduction to NQ sized core (45mm) only occurred rarely under exceptionally poor ground conditions where severe brecciation was encountered in siliceous lithologies. Drilling was conducted perpendicular to the strike at a dip of 45°. Drilling muds were used throughout the programme to improve core recovery and reduce collapse in the holes.

RSG Global observed core drilling during a site visit to the Kalukundi project, and believes that appropriate techniques were employed to maximise core recovery. Some holes were re-drilled at the contractor's expense when client supervision indicated that unacceptable core losses had been the result of poor drilling practice. Nevertheless, core recovery remained poor through some sections of stratigraphy.

Drillhole collars were set up using handheld GPS, but were subsequently surveyed by a registered surveyor before incorporation into the database.

Downhole surveys were undertaken by Geosearch using a digital single shot REFLEX down-the-hole survey instrument at collar and end of hole and between 45 and 100m down the hole, generally providing at least two survey points between the collar and end of hole.

12 SAMPLING METHOD AND APPROACH

12.1 Trenches

Geo-Consult resampled the Gécamines trenches after clearing all loose rubble and soil from the trench by cutting a channel into the sidewall about 15-20cm above the trench floor. The channel was about 5cm wide and deep and the sample was collected directly into a plastic sample bag. The geology of the trench sidewall was mapped and the sample positions indicated thereon.

Care was taken during the resampling of the trenches to ensure that the samples were not contaminated by waste and other material redistributed from the small artisan workings in the vicinity of the trenches.

As Geo Consult had undertaken an evaluation of the trenches, Africo did not repeat this work. A detailed study was made of the surface exposures. Where artisan workers had created a significant disturbance at surface, systematic sampling across the exposed lithologies was concluded to be impractical and in places, dangerous. The main limitation was thick scree in places (Kalukundi and Kii fragments).

12.2 Diamond Drilling

Core from the Africo drilling was packed into 1.5m long, galvanised steel trays and the end of drill runs indicated by means of a yellow plastic tag. Accurate depths were determined from stick-up measurements that were regularly checked by the geologist.

The borehole core was sampled by cutting longitudinally along the core axis, perpendicular to the core-bedding angle. Cutting was done mainly by diamond saw but some core was also split using a cold chisel. Where the core was very soft and broken it was split longitudinally with a machete before sampling. Where mineralisation was observed in very soft muddy core, it was halved with a machete while still wet on the drill site.

The samples were taken to honour geology and also to separate high or low grade zones. Minimum size was limited to 30cm and maximum to 2.0m. In zones where recovery was especially poor, samples were taken over the whole drill run to ensure that the depths were accurate.

13 SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.1 Sample Preparation and Analysis

13.1.1 Gécamines

Analyses carried out by Gécamines were carried out by atomic absorption (AA) at in-house laboratories at Kolwezi. Details of the sample preparation and analysis are not recorded.

13.1.2 JCI/GeoConsult

JCI/GeoConsult samples were sent to Set Point Laboratories in Johannesburg for analyses (copper and cobalt) by pressed pellet XRF (x-ray fluorescence). The "ore" zones of four boreholes (i.e. $^1/_3$ of the current boreholes) were analysed for a variety of other elements (Au, Ag, Ca, Mg, Ni, Fe-total, Mn, S, Si, and P) to aid with metallurgical assessments by the same method. Bulk densities were determined for the major ore zones.

13.1.3 Africo

The drill core samples were placed into plastic bags at the on-site core yard. Eight to ten bags were placed in a durable, woven plastic bag and firmly tied with plastic strapping to restrict movement of the sample bags and limiting breakages in transit. All the sample bags were numbered and weighed on site. These weights were recorded on the dispatch notes.

The samples were then sent to Lubumbashi by road and subsequently to Johannesburg by airfreight. All the bags were weighed again in Lubumbashi by the air freighting company. Here they were collected and delivery to SGS Lakefields Laboratory in southern Johannesburg was personally supervised.

Sample preparation and analysis of the borehole core and trench samples was carried out at SGS Lakefield Laboratories. This involved crushing, drying and milling followed by XRF analysis by pyrosulphate fusion for Cu, Co, Pb, Zn, Ni, Fe and Mn. Reject samples and pulps were retained for repeat analysis and further analysis.

Selected composite samples were also analysed for acid soluble Cu, Co, acid consumption gangue acid consumption. In addition some composite samples were also analysed by ICP-OES using a multi acid Leach for Al, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, K, Li, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sn, Sr, Ti, V, Zn, Zr.

13.2 Quality Control Procedures

13.2.1 Gécamines

No QA/QC data is available for the eight Gécamines boreholes or trench samples. Both JCI/Geo-Consult and Africo however have expressed confidence in the quality of the Gécamines sampling and assay work, based on discussions with Gécamines geologists and the generally high level of other geological work done by Gécamines.

RSG Global considers that the results of the Gécamines drilling are broadly consistent with the results of current drilling, consequently all Gécamines data have been incorporated into the estimation database. This data represents about 10% of the boreholes.

13.2.2 JCI/Geo-Consult

Quality control plots for the Geoconsult/JCI program have been presented in their report, and are not reproduced here. Initial analyses were carried out at Set Point Laboratories in Johannesburg, with umpire assays being submitted Lakefields Laboratories, also in Johannesburg. Initial variances between the laboratories were resolved though recalibration and re-reading of the powder pellets.

A selection of duplicate samples was submitted as laboratory controls. Blank samples were also inserted into the sample stream to assess possible contamination. All the blank assays returned extremely low copper and cobalt background values.

Some 10% of the core samples were sent for check analyses to a second laboratory and standard reference samples were also included. Original and repeat samples exhibit correlation coefficients of 0.97 for copper and 0.98 for cobalt. Both the original and repeat analyses were carried out using XRF techniques. AA analyses were also carried out on some repeat samples; correlation between AA and XRF analyses was greater than 0.99 for both Cu and Co. Certified reference standards (Mintek) were also inserted into the sample stream, showing acceptable accuracy.

No discussion of standards and blanks was included in the Geoconsult/JCI report except for the statement: "*In order to ascertain the accuracy of the analyses standards, blanks and duplicates were routinely included in the sample stream. These proved that the results are reliable and not contaminated and accordingly provide confidence in the averages grades defined for the resources*". No raw QA/QC data are available to validate this statement.

This data represents about 15% of the boreholes.

13.2.3 Africo Resources

All samples analysed in the current program have been analysed at SGS Lakefields Laboratories, Johannesburg. This data represents about 75% of the boreholes.

Blanks were inserted into all sample batches. All returned grades below detection limit indicating that there is no contamination in the sample prep and laboratory procedures.

Internal standards were made up by milling and homogenising a large sample of oxide ore from the surface exposures on the Principal Fragment and inserted into the sample stream. This large sample was initially analysed 9 times by two laboratories, and then inserted into batches after every 10th sample. RSG Global has used the average of all the 'standard' analyses to define the mean of the control sample rather than the average of the initial nine analyses. The use of an uncertified reference standard means that the variability of the expected results is not defined, and RSG Global has used a 10% variance for reference. As a large percentage of the reference samples was analysed by the same laboratory as the actual samples, this 'standard' does not serve to identify possible bias in the results or the accuracy of the results. They do however serve to confirm that no problems have been experienced with sample numbering or switching.

RSG Global recommends that certified reference samples should be obtained and used for any future drilling.

A number of repeat assays have been carried out on quartered portions of the Kalukundi core from the current drilling program. While there are some significant variations between original and repeat assays, especially for higher grade samples, these are to be expected as there is significant heterogeneity in the core, resulting largely from the presence of malachite veins and heterogenite nodules.

Notwithstanding the inadequacies of quality control, RSG Global has integrated data from all three operations in order to estimate the deposit.

Twinning: KM1 and KM1B are drilled close to K2, effectively twinning it. KM1 was collared with the intention of obtaining PQ core for metallurgical studies, but drilling difficulties resulted in this PQ being curtailed although HQ drilling continued. Poor core recoveries in the 'ore' zone resulted in a redrill as KM1B at HQ size. Core recoveries were vastly improved to 85.4%. Comparison of the results of the three holes is inconclusive due to differences in the drilling methods and recoveries.

13.3 RSG Global Statistical Analysis of Africo QA/QC Data

The data used for this report was supplied in three Excel files; 'ORIGI~46.XLS', 'CA03123-SEP05 + Original values (checked + variances).XLS' and 'QC value comparison Table K13-K55 & % Variations.xls'. The supplied data falls into three QAQC regimes; standards data (internal and laboratory), core-resample (1/4 core) and Umpire Laboratory repeats (pulps).

The precision and accuracy of the copper and cobalt assay data for the Kalukundi drillhole samples has been assessed based on routine quality control samples submitted during the 2005 drilling campaigns, and by samples submitted by internal laboratory quality control procedures. The reliability of the assay data from the primary laboratories has also been assessed by comparison of the original assay results with umpire assays completed by SGS Lakefield Johannesburg and SGS Lakefield Toronto.

The quality control data has been assessed statistically to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error. The results of the statistical analysis are presented as summary plots in Appendixes I and II, which includes the following:-

- Thompson and Howarth Plot showing the mean relative percentage error of grouped assay pairs across the entire grade range, used to visualise precision levels by comparing against given control lines.
- Rank % HARD Plot, which ranks all assay pairs in terms of precision levels measured as half of the absolute relative difference from the mean of the assay pairs (% HARD), used to visualise relative precision levels and to determine the percentage of the assay pairs population occurring at a certain precision level.
- Mean vs. % HARD Plot, used as another way of illustrating relative precision levels by showing the range of % HARD over the grade range. Mean vs. %HRD Plot is similar to the above, but the sign is retained, thus allowing negative or positive differences to be computed. This plot gives an overall impression of precision and also shows whether or not there is significant bias between the assay pairs by illustrating the mean percent half relative difference between the assay pairs (mean % HRD).

- Correlation Plot is a simple plot of the value of assay 1 against assay 2. This plot allows an overall visualisation of precision and bias over selected grade ranges. Correlation coefficients are also used.
- Quantile-Quantile (Q-Q) Plot is a means where the marginal distributions of two datasets can be compared. Similar distributions should be noted if the data is unbiased.
- Standard Control Plot shows the assay results of a particular reference standard over time. The results can be compared to the expected value, and the ±10% precision lines are also plotted, providing a good indication of both precision and accuracy over time.

13.3.1 Assay Accuracy – Standards and Blanks

The accuracy of the copper and cobalt assay data and the potential for cross contamination of samples during sample preparation has been assessed based on the assay results for the laboratory internal blanks and from company standards submitted by Africo.

The values for the Africo standard sample assays were taken from the spreadsheet '*QC value comparison table K13-K55 & % Variations.xls*'. The Africo standard was based upon crushed mineralised material supplied from Kalukundi. The company blank was created using 'internal waste rock'. No expected value (EV) was stated for this blank.

As no expected range was stated for the blanks and standards, consequently a value of +/- 10% was used based on the EV.

13.3.2 Company Standards and Blanks

A total of 100 company standards were identified; the use of this standard commenced from the drilling of drillhole K19 onwards. The standards were analysed using XRF by pyrosulphate fusion. A summary of the standards statistics are shown in Table 13.3.2_1. Appendix I shows summary charts for the standard data.

Table 13.3.2_1
Kalukundi Project
Statistical Summary of Company Standard (A) at SGS Lakefield Johannesburg

Element	Cu	Co
Units	%	%
Expected Value	4.05	1.28
Expected Value Range	3.65 to 4.46	1.15 to 1.41
Count	100	100
Minimum	3.65	1.09
Maximum	4.15	1.33
Mean	3.99	1.26
Std Deviation	0.07	0.04
% in Tolerance	100.00%	98.00%
% Bias	-1.54%	-1.99%
% RSD	1.80%	3.06%

Two different company blanks were identified:-

- Blank 'B' - 23 samples described as a 'Blank' in the excel spreadsheet; and
- Blank 'IW' - 18 samples described as 'Internal waste rock' in the excel spreadsheet.

The result from the company blanks are summarised in Table 13.3.2_2. Appendix I shows summary charts for the blanks data.

Table 13.3.2_2
Kalukundi Project
Statistical Summary of Company Blanks (B and IW)

Standard	B	B	IW	IW
Element	Cu %	Co %	Cu %	Co %
Expected Value	0.02	0.03	0.01	0.01
Expected Value Range	0.02 to 0.02	0.02 to 0.03	0.01 to 0.01	0.01 to 0.01
Count	23	23	18	18
Minimum	0	0	0	0
Maximum	0.03	0.03	0.03	0.06
Mean	0.02	0.02	0.01	0.02
Std Deviation	0.01	0.01	0.01	0.03
% in Tolerance	0.00%	95.65%	0.00%	0.00%
% Bias	19.57%	-4.35%	11.11%	122.22%
% RSD	21.32%	21.32%	111.80%	112.81%

The results of the company standards and blanks can be summarised as follows:-

- The majority of the standards are within +/- 10% of the stated mean EV of the standard. There is a lower grade spike in both the Cu and Co readings on the 24/1/05 which could be due to analytical instrument calibration;
- Both of the blank samples display low grade variability indicating no cross contamination or mishandling during laboratory preparation; and
- The company standard and blank values exhibit industry acceptable levels of accuracy.

13.3.3 Laboratory Blanks

A total of 14 blank samples from SGS Lakefield Johannesburg were identified. A summary of the data statistics are shown in Table 13.3.3_1. The blanks were analysed using XRF by pyrosulphate fusion. Appendix I shows summary charts for the blanks data.

The results of the SGS blanks can be summarised as follows:-

- The blank samples display low grade variability indicating no cross contamination or mishandling during laboratory preparation; and
- The SGS blank values exhibit industry acceptable levels of accuracy.

Table 13.3.3_1 Kalukundi Project Statistical Summary of SGS Lakefield Johannesburg Blanks (SGSWASTE)		
Item	Cu %	Co %
Standard	0.03	0.03
Element	0.03 to 0.03	0.03 to 0.03
Expected Value	14	14
Expected Value Range	0.03	0.01
Count	3.00%	0.05
Minimum	3.00%	3.00%
Maximum	0.00%	2.00%
Mean	0.00%	14.29%
Std Deviation	-16.67%	-14.29%
% in Tolerance	0.00%	60.09%
% Bias	Cu %	Co %
% RSD	0.03	0.03

13.3.4 Assay Precision

The precision of the copper and cobalt assay data has been statistically assessed based upon the following sample and data types:-

- Duplicate diamond core (1/4 core) samples – these are termed field duplicates (FD). These results reflect the total combined sampling and analytical errors (field and laboratory);
- Primary versus umpire laboratory analyses of duplicate pulp splits – allows assessment of inter-laboratory precision inclusive of sampling and analytical errors after sample pulverisation.

The order of the comparative data types listed above reflects the successive removal of sampling error thus allowing the precision associated with each stage in the sampling process (field and laboratory), and finally the sample analyses, to be assessed. Details of the available datasets and results of the statistical analyses are summarised below, while a full compilation of statistical plots of the comparative datasets, by laboratory, accompanies the report in Appendices II.

13.3.5 Duplicate Core Data

The precision of the copper and cobalt analysis completed by SGS Lakefield Johannesburg has been assessed on 82 field duplicate repeats of ¼ core. Standard control plots are shown in Appendix II. The result of the statistical analysis of the field duplicates data are displayed in Table 13.3.5_1.

The results of the statistical analysis of the duplicate data can be summarised as follows:-

- The precision of the duplicate data is moderate to high, with 62% of the Cu data within a 10% mean HARD range, 85% of the data is within a 15% mean HARD range;
- There is a good linear (Pearson C.C.) and rank (Spearman C.C) correlation between the original and duplicate results;
- The original Cu results exhibit a small positive bias (3.9% HRD) with respect to the duplicate results; and
- Industry acceptable levels of precision are met.

Table 13.3.5_1 Kalukundi Project Summary of Laboratory Precision Data – Kalukundi SGS Lakefield Johannesburg - 2001				
Item	**Original_Cu**	**Repeat_Cu**	**Original_Co**	**Repeat_Co**
Samples	82	82	82	82
Minimum	0.38	0.32	0.02	0.02
Maximum	28	32.6	5.44	4.41
Mean	8.2	7.68	0.86	0.82
Median	6.05	6.46	0.47	0.43
Standard Deviation	6.33	5.98	0.95	0.9
Variance	40.1	35.81	0.9	0.81
Coefficient of Variation	0.77	0.78	1.11	1.1
Pearson C.C.	0.95		0.93	
Pearson Best Fit	y = 0.90x + 0.34		y = 0.88x + 0.06	
Spearman C.C.	0.96		0.97	
Spearman Best Fit	y = 0.96x + 1.65		y = 0.97x + 1.29	
Mean HRD	3.86		2.66	
Median HRD	3.92		2.84	
Mean HARD	10.4		10.84	
Median HARD	7.67		8.8	

13.3.6 Umpire Laboratory

The inter-laboratory precision and relative accuracy between the SGS Lakefield Johannesburg and Toronto laboratories was based upon a comparison of pulp duplicate data which his summarised in Table 13.3.6_1. Standard control plots are shown in Appendix II.

Table 13.3.6_1 Kalukundi Project Summary of Laboratory Precision Data – Kalukundi SGS Lakefield Johannesburg versus SGS Lakefield Toronto – 2001				
Item	**SGS JHB Cu**	**SGS Tor Cu**	**SGS JHB Co**	**SGS Tor Co**
Samples	256	256	266	266
Minimum	0	0	0	0
Maximum	30.3	30.6	8.89	8.58
Mean	3.87	3.85	0.71	0.67
Median	2	2.08	0.4	0.38
Standard Deviation	4.96	4.91	1	0.97
Variance	24.59	24.12	1	0.93
Coefficient of Variation	1.28	1.27	1.4	1.43
Pearson C.C.	1		1	
Pearson Best Fit	y = 0.99x + 0.02		y = 0.97x -0.01	
Spearman C.C.	1		1	
Spearman Best Fit	y = 1.00x + 0.16		y = 1.00x + 0.34	
Mean HRD	-1.61		8.09	
Median HRD	0		3.12	
Mean HARD	3.67		9.54	
Median HARD	1.24		3.54	

The results of the statistical analysis of the duplicate data can be summarised as follows:-

- The inter-laboratory precision is high with 93% of the Cu data and 80% of the Co data with a 10% mean HARD range;
- There is a high linear (Pearson C.C.) and rank (Spearman C.C) correlation between the original and duplicate results;
- There is no apparent bias between the data sets; and
- Industry acceptable levels of inter-laboratory precision and accuracy are met.

13.3.7 Discussion and Conclusion

The QAQC data presented to RSG Global met industry standard levels of precision and accuracy. The internal company standards and blanks showed good levels of accuracy, as did the SGS Lakefield Johannesburg blanks samples. The core duplicate and inter-laboratory pulp-duplicate data showed high levels of precision.

- The QAQC results would benefit in the future from the addition of coarse duplicate samples (1:20 first crush of the core before pulverisation) and the submission of lab aware (1:20 pulps at the laboratory) and lab blind (1:2- pulps sent from site) pulp duplicate sampling at the primary laboratory.
- Certified reference standards should be obtained and used.

This data represents 73.7% of the resource boreholes.

14 DATA VALIDATION

14.1 Borehole Validation and Logging Procedures

While on site between 6th and 13th December 2004, RSG Global validated the logging of boreholes K14, K18, K22 and K26, roughly 10% of the boreholes drilled at that time. Particular attention was paid to validation of lithology, sample lengths and core measurements. The following comments apply to logging procedures used over the 3 periods of drilling at Kalukundi and have also been addressed by SRK in their September 2004 report.

- Lithological logging and core measurements are of a high standard for those boreholes audited. In some cases detail in the core logs is limited, but main units are correctly identified and measured.
- Sampling for laboratory analysis has been done in a number of different ways, with early (Gécamines) boreholes being sampled at variable lengths usually about 2m but occasionally as high as 3m. The early borehole samples did not honour core (at end of core run) or lithologic breaks. Later boreholes (Africo) were sampled so as to honour lithological boundaries, but commonly did not honour core breaks. Current sampling practice is to honour both core breaks and lithological breaks.
- Core recoveries can be particularly bad for all phases of drilling and core recovery measurements are absent for the Gécamines drillholes. This is due at least in part to poor drilling control and slow reactions to changes in the hardness of the rock being cored, but also to inherently friable nature of the mineralised material. RSG Global accepts that achieving adequate core recovery is a problem in most areas of the copper belt, but feels that the extent of core losses (up to 60% in places) reflects poor drilling control. It is estimated that in the worst case, variance between sampled and true grades may be up to 50%, mitigated by the fact that these cases are subordinate. Furthermore, as sampling practice has not always honoured lithological boundaries and core breaks (even, in some cases e.g. K18 37-38m, straddling core size breaks, PQ to HQ at 37.88), there is considerable uncertainty regarding the positioning of those samples and consequently the measured core recoveries over the sample length as opposed to the core run. The positioning could be out by up to 2m for areas of particularly poor core recovery. Notwithstanding these problems, and comments made in Section 17, Mineral Resource and Mineral Reserve Estimates, RSG Global has largely accepted the poor core recoveries without adjusting grades or classification, because there is limited evidence that the poor recoveries have resulted in significant biases in the sample assays. Where there is evidence of bias (upgrading of samples), this has been dealt with by cutting a limited number of samples with high grades and low recoveries.

- The importance of achieving adequate core recovery was addressed in the Geoconsult report and in the SRK review. The importance of core recovery in ore evaluation was clearly understood by the Africo exploration team at the outset of the drilling programme. This was also followed up with close supervision of the drilling crews. Given the severe drilling conditions, the core recoveries achieved by Africo are, in general, reasonable. The overall average for the 50 resource boreholes is 75%. This is a considerable improvement on the GeoConsult program and presumably on the Gécamines holes. Core recoveries of up to 97.89% were achieved in competent rocks for the entire hole, but in the more leached, porous and friable zones, losses were severe and in an isolated case was as high as 78%.
- Bulk density measurements taken in the current drilling program are numerous (36 samples in K18), but do not adequately represent zones with very friable or vuggy material, e.g. within the RSC. Furthermore, density measurements have been taken as 'point' measurements, and not as intervals. Records of the From and To measurements of the density samples should also be recorded.

14.2 Assessment of Project Database

Africo provided phased delivery of the drillhole and assay data between January 2005 and November 2005.

The drillhole and trench database was provided to RSG Global in the form of comma separated variable text files (*.csv) by the Kalukundi team. These files contained assay data for Total Copper (Cu), Total Cobalt (Co) and bulk density (BD).

Extensive manual validation of the database was carried out by Africo against original assay certificates. Africo also carried out electronic validation on import into GEMCOM software. In addition, RSG Global validated data electronically to track changes between versions and to check for structural deficiencies (overlapping samples, duplicate entries etc) and checked 10% of the data at random against the assay certificates. Agreement between checked assay certificates and logs was 100%.

A number of codes were inserted into the database for below detection, insufficient sample and no assay returned. Below detection values were replaced with values for half detection limit (0.05% Cu and 0.025% Co). Insufficient sample and no sample values were generally replaced with null values, but in some cases were replaced by half detection limit on an individual basis to prevent the spreading of high grades. Voids were treated as null values throughout.

15 ADJACENT PROPERTIES

Africo has had in depth communication with Comide, the owners of the ground surrounding the Kalukundi concession (EP's 2606 and 2607). The negotiations with Comide representatives were designed to secure an option to carry out exploration activities on their concessions. To date, these negotiations have been inconclusive.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 Metallurgical Testwork

As part of the feasibility study, a number of metallurgical tests have been undertaken at the Mintek labs in Johannesburg, South Africa. These included bench scale acid leach tests, comminution test work and a pilot plant campaign to confirm the recovery process selection and metal recoveries for both copper and cobalt.

During the first phase of test work, samples produced from drill core at Kalukundi were tested to determine the comminution and leaching characteristics of the ore. During the second phase of testwork, the plant design was confirmed during a pilot plant campaign.

16.2 Ore Samples

16.2.1 Bulk Sample Selection

The testwork samples were taken from surface exposures at the Project. The ability to secure representative material from trenches and from excavations opened up by artisan workings was evaluated in detail and material was taken from three of the five fragments. The Kalukundi fragment was not sampled due to poor exposure of representative ore material for all lithologies.

Excavations within the open workings or trenches were selected and each geological ore horizon was channel sampled on a proportional basis. On the Principal fragment, the sampling was undertaken in two areas, the more cobalt-rich zone in the NW and the more copper-rich area to the SE. On the Anticline fragment, the trenches and to a lesser degree the artisan workings provided good exposures of the ore lithologies. On the Kii fragment, exposures were found on the SW side to sample each of the ore lithologies. Ideal sampling points were chosen where the unit could be channel sampled across its entire width. The surface was then chipped clean before taking a broad channel sample.

The proportions of the bulk sample are representative of the average thickness of the 5 ore horizons within the fragments overall. Every effort was made to take high grade, medium grade and low grade samples representative of the different lithologies in the different locations.

Two composite samples were prepared from borehole core fines to derive an intermediate depth sample and a deeper sample representative of the ore material from the 4 fragments under evaluation. Bench scale hydrometallurgical leach testwork was carried out on both of these samples. The residence time was twelve hours at ambient temperature of 25°C. The results returned from these leaches proved that the recoveries were very similar to those achieved from the surface samples.

16.2.2 Hydrometallurgical testwork on the Bulk Sample material.

The assay results from the 27 composite samples were studied and 22 of the 27 samples were selected for bench scale metallurgical testwork. Five samples were omitted due to too low grade or suitability. The tests were carried out on 500g samples which were leached for four hours at 25°C.

The preliminary results of this testwork raised further concerns about the recovery of cobalt using the current leaching conditions. Half of the samples returned cobalt recoveries lower than 68%, with the lowest being only 33.76% Co recovery from a sample grading 1.49% Co. Consequently, using this leaching method, a very high proportion of the cobalt in the Kalukundi ore body would be lost.

Based on these results and following in-depth discussions with MDM and Mintek, three sets of tests were proposed:-

- To undertake very fine grinding of a sample with very low cobalt recoveries and then undertake the leaching testwork
- To undertake additional mineralogical testwork.
- To repeat the bench scale leaching testwork on at least two samples from which the worst cobalt recoveries were experienced. For these samples, the leaching was to be extended over 24 hours and to be carried out at ambient temperature of 25°C and at 40°C.

The results returned for the fine grinding testwork were excellent, with 95% of the cobalt being leached. This confirmed that most of the cobalt is susceptible to leaching under standard conditions. .

The mineralogical testwork confirmed that the cobalt mineral present in the samples is heterogenite. It also identified the existence of two types of heterogenite, a Co-rich phase, as seen before in the tails and another phase which is Co-poor and also contains varying amounts of other minerals of which the major components are Cu, Mn, Fe, and Al. The latter mineral, which may be referred to as "amorphous" in texture, has a completely different appearance to the former and is more susceptible to leaching, as this material is not detected in the tailings samples.

The repeat bench scale results were very positive with around 86% of the cobalt being leached after twelve hours. It was clearly apparent from this kinetic testwork that the original leach times had been too short, hence the more compact or crystalline heterogenite was not being taken into solution

16.3 Ore Comminution

Seven samples were tested at Mintek. These samples represented material from different mining areas.

The testwork covered included Bond Ball Work Indices, Bond Rod Work Indices, Bond Crushability Indices, Bond Abrasion Indices and Unconfined Compressive Strength tests. Testwork was conducted on each individual sample as well as a composite sample prepared by taking a proportionate amount of material from each individual sample.

The test programme was successful in identifying the variability of the deposit in terms of identifying ore characteristics and potential processing difficulties based on standard laboratory comminution testwork.

16.4 Pilot Leach Testwork Campaign

After the preceding bench testwork programmes, the guidelines were provided to Mintek to prepare a bulk sample representative of the overall orebody, encompassing defined percentages of each lithology.

The main objective of the batch leach pilot-scale testwork was as follows:-

- Confirm data regarding the leaching efficiency of the bulk sample.
- Establish H_2SO_4 and SO_2 (g) consumptions at steady state operation, which would include the effect of the recycle of raffinate to the leach.
- Determine steady state levels of impurities (Al, Fe, Mn, Mg, Ni, Zn, Si, Cr, Ca and Pb) in the leach filtrate.
- To generate steady state leach liquor which ultimately would result in a constant raffinate bleed stream with the required cobalt tenor for the second phase of piloting.

The laboratory leach testwork employing SMBS achieved ~80% Co leaching, where as in Leach 1, an efficiency of greater than 94% was achieved using SO_2 gas. Co and Cu leaching efficiencies of greater than 94% and 97% respectively were achieved consistently for all the pilot-scale leaches.

Leach kinetics showed that once the SO_2 gas was heated, then greater than 94% Co dissolution occurred within six hours of leaching. This however doubled the SO_2 consumption.

Steady state Cu and Co tenors of 14g/l and 11g/l were achieved respectively from Leach 7 to 12. Steady state impurities were also achieved after Leach 6 except for a small increase in Fe concentration. This occurred when the SO_2 gas was heated resulting in more leaching of Fe.

Acid consumption decreased from Leach 1 to Leach 2 as a result of raffinate being recycled for slurring of the feed solids. The average raffinate contribution to the total acid requirement for Leaches 7 to 12 was 82%. The average total acid (including raffinate) and SO_2(g) consumption at steady state (Batches 4 to 9) was 48kg acid/t solid feed and 23.8kg SO_2/t solid feed. This equates to an average sulphur consumption of 28kg S/t solid feed.

As a result of the improved recoveries achieved with SO_2, it was decided to use it rather than SMBS in the process and the acid plant required for the plant would be sized to have enough capacity to produce H_2SO_4 as well as SO_2 with the SO_2 being kept in storage as a buffer.

16.4.1 Primary Copper Solvent Extraction

Copper solvent extraction (SX) is a well-established technology for the recovery of copper from a sulphate medium. This was employed for the selective removal of Cu from the Cu/Co leach liquor.

The Cu SX was operated in a closed loop with the Cu/Co leaching and Cu electrowinning (EW) steps during a twelve day continuous pilot-plant campaign. The organic phase used comprised of LIX 984N (Cognis reagent), a 50/50 aldoxime/ketoxime mixture, in an aliphatic hydrocarbon diluent, SSX210 (Sasol Schumman reagent).

16.4.2 Copper Electrowinning

EW, used in conjunction with Cu SX, is an established technology and has found application across the world for the production of high-grade copper metal. During the Kalukundi pilot plant campaign, a pilot scale copper cell, holding approximately 300l of solution inventory, was run. The cell was initially filled with a synthetic feed solution. The aim of running the Cu EW was to provide strip liquor for the copper solvent extraction circuit, to determine any build up of impurities in the electrolyte over time, and to establish the deportment of metals between the electrolyte and copper metal.

16.4.3 Iron Removal

The Fe removal circuit is the first of seven purification and refining steps in the production of high purity Co metal from a bleed stream of the primary Cu circuit. The feed for the Fe removal circuit originates from a bleed of the primary Cu SX raffinate.

The pilot plant trail demonstrated that Fe^{2+} could be effectively oxidised using air/SO_2 with an average pH of 2.5. Precipitation of the resultant Fe^{3+} at this concentration resulted in Fe concentration of <100mg/l. The residual ferric was completely removed during the Al removal stage at a higher pH. Co-precipitated Co losses of less than 0.5% were reported.

16.4.4 Secondary Copper solvent extraction

The secondary copper solvent extraction (Cu SX2) circuit followed the iron removal stage and functioned as a polishing stage to reduce the Cu content in the Co electrolyte.

An average Cu extraction efficiency of 95% was obtained over the duration of the campaign.

16.4.5 Aluminium Removal

The aluminium removal stage follows the Cu SX2. The raffinate from Cu SX2 feeds the Al removal stage where Al and residual Fe is precipitated to produce a barren solution containing less than 2mg/l of Fe and Al.

Results showed that an average of 94% of the Al (< 15mg/l for most batches) was removed from the feed stream in two stages of Al removal (residence time of 1 hour per stage) at ambient temperature.

16.4.6 Zinc/Manganese Solvent Extraction

The Zn/Mn SX circuit followed the aluminium removal stage. This stage functioned to remove Zn, Mn, Fe, Al, Ca and a portion of Cu from the Co electrolyte by solvent extraction using di-2-ethyl hexylphosphoric acid (DEHPA).

16.4.7 Copper Ion Exchange

Ion exchange is often recommended when low concentrations of impurities have to be removed from metal electrolytes to improve its quality. For the Kalukundi project, Cu was removed from the Co electrolyte to limit the contamination of the Co cathode. Mn was also removed upfront in the circuit by means of solvent extraction to limit MnO_2 sludge formation in the electrowinning circuit. The Cu ion exchange (IX) unit operation was situated after Mn SX.

16.4.8 Cobalt Solvent Extraction

The Co SX circuit followed the Cu IX stage. This stage functioned to remove Co from the Co electrolyte by solvent extraction using Cyanex 272.

16.4.9 Co Electrowinning

During the Kalukundi pilot plant campaign, undivided Co EW technology, in a deep cell, was employed in order to recover cobalt metal from the Co SX loaded strip liquor (advance electrolyte). The cell was initially filled with synthetic solution, prepared to represent a typical Co spent electrolyte using this technology.

The aim of Co EW was to produce high purity cobalt cathodes, to determine the build up of impurities in the electrolyte over time, and to establish the deportment of elements between the electrolyte and cobalt metal.

16.4.10 Acid consumption

Leach testwork carried out on selected core samples returned very positive results for acid and gangue acid consumption (GAC). In fact, the average GAC for the deposit, based on data from four boreholes, one from each fragment, was 36.6kg/t. It was on the basis of this information and the improved metal recoveries and consequently the excellent financial returns that could be obtained that the decision was made to select the leach process as being the optimum process to recover both copper and cobalt from the Kalukundi oxide deposit.

As soon as assay results were being returned from the drilling programme, SGS Lakefield was approached to re-establish the acid leach analytical method by which the analyses were undertaken to derive the above GAC value. This method measures leachable copper and cobalt as well as the acid consumption and from this, the GAC can be calculated.

Over a period of 20 months as the drilling programme was undertaken and results received, individual borehole core samples were analysed by this method. By the end of the programme, a comprehensive database of these values had been received and processed. From this database, it was possible to define the acid consumptions and GAC for a full representative cross section of each of the four fragments evaluated at Kalukundi. This is summarised as follows:-

Principal Fragment	29kg/tonne
Anticline Fragment	39kg/tonne
Kii Fragment	33kg/tonne
Kalukundi Fragment	29kg/tonne (between surface and 40 to 60m depth)
Average	32kg/tonne

The figures above are based on a total of 1,120 samples from 33 boreholes. An additional 410 samples from nine boreholes were used to define GAC (average 354kg/tonne) within the sulphide zone of the Kalukundi fragment below 40-60 metres.

From this data, it may be concluded that the GAC for the majority of the deposit is relatively low. Consequently, the oxide ores from all four fragments are amenable to the leaching and SX/EW process which has been selected for this study.

16.5 Performance and Recovery Predictions

The pilot plant testwork returned average leach recovery figures of Cu 98.04% and Co 95.43%.

Leach recoveries from bench scale testwork returned the comparative values as outlined in Table 16.5_1.

Table 16.5_1
Kalukundi Project
Leach Recoveries from Bench Scale Testwork

Sulphur Consumption	Depth	Cu	Co
Bulk	0m – 10m	96.29%	85.96%
Intermediate	35m – 65m	93.44%	87.46%
Deep	55m – 95m	83.33%	87.05%

These results confirmed that similar leach recoveries could be expected in depth as was found at surface. Interrogation of the data led to the following observations:-

- The intermediate sample has an amount of about 5% of refractory copper mineralization which has reduced the copper recoveries by about 3% relative to the surface bulk sample. Cobalt recoveries are closely comparable.
- The deep sample is a composite of material from six boreholes. Borehole K22 drilled into the Kalukundi Fragment intersected mainly sulphide ore material. This hole returned leach recoveries of about 15% Cu and it makes up about 13% of the composite sample. Thus if this material were excluded, copper recoveries of up to 93% could be expected in the Deep oxide zone of the other three fragments.

It is interesting to note that the cobalt recoveries in the deep sample are not similarly depressed. This is possibly because in BH K22, a significant proportion of the carrollite has been converted to sphaerocobaltite (Co-carbonate) which leaches readily.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 Geological Interpretation and Modelling

There are several orebody fragments exposed at the surface at Kalukundi. Four of the fragments will be mined, these being the:-

- Principal;
- Anticline, located 300m northeast of the Principal fragment;
- Kalukundi, located 2.7km north north-east of the Anticline fragment; and
- Kii, located 400m north of the Kalukundi Fragment.

Geological interpretations were carried out by Africo staff and provided to RSG Global as string files and wireframe files (* dxf) from original work in GEMCOM software. RSG Global imported this data and built Datamine wireframes based on the files provided.

Interpretations are based on surface mapping and projections to drillhole intercepts at depth. Projections of the units below the deepest drillhole intercepts were made based on reasonable geological extrapolation. While the paucity of sampling at shallow depths remains, recent infill drilling has improved confidence in the grade of this zone. Confidence in the continuity of the units however, is considered excellent.

Wireframes reflect geology and continuity of lithology rather than mineralisation above a particular cutoff. Care was taken, however to incorporate natural cutoffs within the sequence, for instance the footwall in the RATG is generally a grade footwall rather than a stratigraphic one, as is the hangingwall in the SDB.

RSG Global believes that the interpretations adequately reflect the continuity of the units. Wireframes have been clipped to borehole intersections. Establishing continuity is complicated in some cases by structural discontinuities. This is particularly true in the Kalukundi fragment where units are repeated in the south-western portion of the fragment. In cases where the extent of the repetition is uncertain, the affected portion of the model has been classified as inferred. Although in other portions of the project area cross cutting faults cause offsets in the lithologies, these are not considered to be material to the confidence in the broader continuity of the units.

Significant opportunity exists to increase measured and indicated tonnages in the repeated portions of the stratigraphy. Furthermore there is hangingwall and footwall mineralisation that cannot be estimated due to uncertainty in its continuity. This and other 'out of sequence' intersections represent potential upside for the resource. Preliminary pit optimisation work suggests that these zones will fall within the pit limits and RSG Global considers it likely that they will be defined at a grade control stage and mined.

RSG Global is aware of a Cu-leached, Co-enriched surface profile, but this is still not quantified by sampling. JCI/GeoConsult applied an arbitrary depletion/enrichment to the upper 10m of the mineralised zone. Africo has obtained some samples within the depletion/enrichment zone, and these suggest that the depletions and enrichments are not uniform over the fragments. RSG Global has consequently not applied a depletion zone to their grade model.

17.2 Mining Depletion

There has been extensive artisan mining in the upper 20m of the Principal fragment in particular. This has been focussed on the highest cobalt grades. The extent of this depletion has been estimated and represented by wireframe solids which have been used to deplete the resource for Principal, Kalukundi and Kii fragments. Depletion in the Anticline fragment is considered to be minor and not material.

17.3 Statistical Analysis

17.3.1 Compositing

Downhole composites were calculated for all boreholes, within the modelled lithologies, resulting in a nominal composite length of 2m. Composite residuals were retained 'as is' rather than incorporated into previous composites or discarding them. The residuals were not utilised for variogram calculation, but were used for interpolation.

17.3.2 Recovery vs Grade

Recoveries have been measured on core runs and not for individual assay samples although there may be six or more meter samples per core run. Consequently, it is sometimes difficult to discern which assay sample has suffered from bad recovery. In a few cases, however, it is clear that there has been upgrading of samples with poor recovery. These samples usually have recoveries of < 50% and show Cu and Co values that are amongst the highest for that unit. Other intervals with low recovery and relatively low grade may also have been enriched due to core loss, some intervals may be depleted by core loss. However, unless enrichment or depletion can be clearly demonstrated, no remedial action has been taken. The database for Kalukundi does not include recoveries for the older holes (Gécamines) consequently; no adjustment can be made for recovery and grade for these holes.

Statistical analysis of the main RATG unit for the Kalukundi Fragment indicates that there is generally no correlation between grade and recovery (Figure 17.3.2_1). The poorest recovery for this unit was 22%, corresponding to the highest grade of 23.9% Cu. It is likely that this sample was upgraded by the loss of lower grade material, but also possible that the poor recovery was the result of high grade mineralisation causing the core to be especially friable, or a combination of both. In this case, the grade was downgraded to the preceding down-the hole grade of 7.27% Cu prior to compositing. There is also evidence of upgrading of the Co grade for this interval and this has also been cut to the previous interval of 0.08% Co.

Samples considered to be enriched through core loss are listed in Table 17.3.2_1 below. Remedial action is also listed in this table.

Table 17.3.2_1
Kalukundi Project
Database Adjustments for Core Loss

	BHID	From	To	Lithology	Recovery%	Original Value Cu %	Original Value Co %	Adjusted Value Cu %	Adjusted Value Co%
Kalukundi	K24	44.2	44.5	RATG	22.0	23.9	0.16	7.3	0.08
Kalukundi	K24	44.5	45.57	DSTRAT	22.6	17.2	0.30	5.5	0.30
Kalukundi	K27	54.5	54.87	Fault/SDB	31.5	20.1	1.44	8.3	0.20

17.3.3 Distributions

RSG Global studied distributions for each unit, within each fragment, for Cu, Co and bulk density. Due to the numerous permutations descriptive statistics and histograms for each are not presented here, but the following general comments are considered relevant.

- The distributions of both Cu and Co are generally negatively skewed. Cu grades are in the range between 0 and 30%. Cobalt is between 0 and 12.4% before compositing. After compositing to 2m and adjustment for recovery copper grades range between 0 and 16% and cobalt grades range between 0 and 6.8%. The distributions are not considered to be strongly skewed, and no cutting of samples has been applied.
- The distribution for bulk density approximates a symmetrical distribution, with a very slight negative skew. The low side of the density tail extends to $1.63t/m^3$ as a result of the reduction in density during weathering and the presence of vugs in silicified material.
- The separation of lithologies within fragments and the use of hard boundaries for hanging and footwalls simplify the estimation process as it reduces the range of Cu and Co values used to estimate each unit, but reduces the number of samples available to estimate each particular unit.

17.4 Block Modelling

RSG Global constructed two block models for each fragment, first an orthogonal model with blocks aligned to the Cartesian co-ordinates and second a rotated block model with co-ordinates aligned to the dip of the deposit. Although RSG Global considered the rotated model to be superior in terms of volumetric interpretation and interpolation, the orthogonal model was very similar in terms of interpolated grade and modelled tonnage, and was more practical to use because the models had a common block prototype and could be added to form a deposit wide model. Furthermore, the orthogonal model was useful for conversion to other software formats (e.g. GEMCOM). Consequently, reporting and mine planning was carried out using the orthogonal block models.

RSG Global used the following parent block sizes:-

- Rotated, 25m x 10m x 5m in the rotated X, Y, Z directions, i.e. along strike, down dip, across dip respectively.
- Orthogonal, 20m x 20m x 10m in the X, Y, Z Cartesian directions.

Sub-celling was allowed to provide for good volumetric representation.

Only orthogonal models are tabulated in the resource statement.

17.5 Grade Estimation

17.5.1 Variograms

RSG Global calculated and modelled variograms for Cu, Co and BD at the end of July 2005. Since then, some additional drillholes have been added to the data set, specifically drillholes in the shallow portions of the mineralisation. The current estimation is based on variography defined before the infill drilling results were available. While the variography may have changed slightly with the new data, RSG Global does not believe that this will materially change the interpolated grades.

RSG Global calculated variograms for each unit, within each fragment, and separately for structural repetitions within the fragments. Due to the numerous permutations, plots of experimental and modelled variograms are not reproduced here.

Due to limited availability of drillholes, directional variograms are generally poorly defined. Consequently, most variograms were modelled based on omnidirectional experimental variograms. Some of the variograms in the Anticline fragment showed sufficient structure to support the use of anisotropy. Notwithstanding the use of omnidirectional variograms, there are still insufficient samples to clearly define structured variography in many cases. RSG Global believes that this is due to paucity of sample pairs rather than the result of inherently unstructured variography, and has interpreted model variograms in spite of variogram noise. In cases where confidence in the structure of the variography is extremely low, a 100% nugget variogram was applied.

Variograms used are listed in Table 17.5.1_1.

17.5.2 Search Parameters

Stepped search parameters were used with a base search of 90m (rotated X axis, along strike) x 50m (rotated Y axis, down dip) x 30m (rotated Z axis, thickness). For most blocks the use of hard stratigraphic boundaries negates the Z search restriction. This initial search was aligned to the strata dip and designed largely on the sample pattern rather than variography. An octant search was applied with a minimum of two octants and two samples per octant and a maximum of 20 samples per block. This basic search was used for Cu, Co and BD.

A second pass search was designed using a search distance of approximately 90% of the total variance (sill), isotropic searches were doubled for a second search and tripled for a third. Blocks estimated in the second or third pass were generally classified as inferred. Bulk density values that remained unestimated were assigned average density values.

GAC searches were set at 50m x 50m x 50m, increasing to 450m to ensure that all blocks are informed. A minimum of one sample per block was set.

Search and sample selection parameters are listed in Table 17.5.2_1.

Table 17.5.1_1
Kalukundi Project
Variogram Parameters

	Nugget	Range Ax	Range Ay	Range Az	Sill1	Range 2 Ax	Range 2 Ay	Range 2 Az	Sill2	Total Sill
Kii										
RATG Cu	2.38	33.00	33.00	33.00	4.94					7.32
RATG Co	0.01	42.97	42.97	42.97	0.10					0.11
Dstrat Cu	0.61	44.00	44.00	44.00	5.46					6.07
Dstrat Co	0.01	27.00	27.00	27.00	0.12					0.13
Dstrat BD	0.01	42.90	42.90	42.90	0.01	164.54	164.54	164.54	0.02	0.04
RSF Cu	0.58	198.00	198.00	198.00	5.22					5.80
RSF Co	0.03	130.00	130.00	130.00	0.27					0.30
RSF BD	0.00	44.67	44.67	44.67	0.03					0.03
RSC Cu	0.83	56.75	56.75	56.75	2.93					3.76
RSC Co	0.01	45.00	45.00	45.00	0.03	97.00	97.00	97.00	0.07	0.11
RSC BD	0.01	54.25	54.25	54.25	0.03					0.04
SDB Cu	0.72	139.00	139.00	139.00	3.25	250.00	250.00	250.00	3.25	7.22
SDB Co	0.10	144.00	144.00	144.00	0.23					0.33
Nugget	0.99	0.10	0.10	0.10	0.01					1.00
Kalukundi										
RATG Cu	2.38	33.00	33.00	33.00	4.94					7.32
RATG Co	0.01	42.97	42.97	42.97	0.10					0.11
RATG BD	0.01	75.00	75.00	75.00	0.05					0.06
Dstrat Cu	0.61	44.00	44.00	44.00	5.46					6.07
Dstrat Co	0.01	27.00	27.00	27.00	0.12					0.13
Dstrat BD	0.01	22.79	22.79	22.79	0.12					0.13
RSF Cu	0.58	198.00	198.00	198.00	5.22					5.80
RSF Co	0.03	130.00	130.00	130.00	0.27					0.30
RSF BD	0.01	1.97	1.97	1.97	0.04	37.30	37.30	37.30	0.02	0.07
RSC Cu	0.83	56.75	56.75	56.75	2.93					3.76
RSC Co	0.01	45.00	45.00	45.00	0.03	97.00	97.00	97.00	0.07	0.11
RSC BD	0.01	75.00	75.00	75.00	0.05					0.06
SDB Cu	0.72	139.00	139.00	139.00	3.25	250.00	250.00	250.00	3.25	7.22
SDB BD	0.01	6.08	6.08	6.08	0.02	65.24	65.24	65.24	0.05	0.07
SDB Co	0.10	144.00	144.00	144.00	0.23					0.33
SDS BD	0.01	43.06	43.06	43.06	0.13					0.14
Principal										
RATG Cu	0.49	168.28	168.28	168.28	4.44					4.93
RATG Co	0.06	222.52	222.52	222.52	0.17					0.22
RATG Density	0.00	262.85	262.85	262.85	0.05					0.05
Dstrat Cu	1.61	133.48	133.48	133.48	18.54					20.16
Dstrat Co	0.05	231.28	231.28	231.28	0.48					0.53
Dstrat BD	0.04	122.10	122.10	122.10	0.04					0.07
RSF Cu	1.31	39.50	39.50	39.50	4.14	73.73	73.73	73.73	5.28	10.73
RSF Co	0.31	10.74	10.74	10.74	1.06	55.66	55.66	55.66	0.57	1.95
RSC Cu	0.52	131.58	131.58	131.58	4.67					5.19
RSC Co	0.07	11.54	11.54	11.54	0.63					0.70
RSC BD	0.03	9.37	9.37	9.37	0.01	135.91	135.91	135.91	0.01	0.05
SDB Cu	0.86	76.25	76.25	76.25	7.72					8.58
SDB Co	0.10	91.54	91.54	91.54	0.58					0.68
Anticline (anisotropic variograms rotated 220/Z and 130/Y)										
RATG Cu	1.00	66.12	66.12	7.08	8.98					9.98
RATG Co	0.01	9.69	9.69	9.69	0.06	62.38	62.38	62.38	0.05	0.13
RATG BD	0.01	7.95	7.95	7.95	0.04	107.87	107.87	107.87	0.07	0.13
Dstrat Cu	5.63	38.11	38.11	38.11	26.25					31.88
Dstrat Co	0.06	15.31	15.31	15.31	0.55					0.61
RSF Cu	1.69	5.96	5.96	5.96	5.54	67.74	67.74	67.74	9.63	16.86
RSF Co	0.07	88.98	88.98	88.98	0.66					0.73
RSF BD	0.01	7.83	7.83	7.83	0.05					0.06
RSC Cu	0.42	4.64	4.64	3.04	0.92	73.18	73.18	27.17	2.88	4.22
RSC Co	0.03	109.96	109.96	11.13	0.13	108.77	108.77	76.36	0.13	0.29
RSC BD	0.01	96.64	96.64	11.43	0.03					0.04
SDB Cu	0.18	44.73	44.73	44.73	1.65					1.83
SDB Co	0.02	90.00	90.00	90.00	0.18					0.20
SDB BD	0.02	129.45	129.45	129.45	0.19					0.22
100% Nugget	1.00	1.00	1.00	1.00	0.00					1.00

Table 17.5.2_1
Kalukundi Project
Search and Sample Selection Parameters

Search Variable	Range in x	Range in y	Range in z	rot z	rot x	Search Type	min octants	minperoct	maxperoct	min	max	search fact 2	min 2	max 2	search fact 3	min3	max3	Max per BH
Pass 1 Principal																		
Cu, Co & BD	90	50	30	43	77	octant	2	2	4	4	20							
Pass 2 Principal																		
RSC Cu	90	50	30			no octant				4	50	2	4	50	3	1	20	0
Dstrat Cu	100	100	100			no octant				4	50	2	4	50	3	1	20	0
RSF Cu	90	50	30			no octant				4	50	2	4	50	3	1	20	0
RATG Cu	120	120	120			no octant				4	50	2	4	50	3	1	20	0
SDB Cu	90	50	30			no octant				4	50	2	4	50	3	1	20	0
RSC Co	95	50	30			no octant				4	50	2	4	50	3	1	20	0
Dstrat Co	150	150	150			no octant				4	50	2	4	50	3	1	20	0
RSF Co	90	50	30			no octant				4	50	2	4	50	3	1	20	0
RATG Co	150	150	150			no octant				4	50	2	4	50	3	1	20	0
SDB Co	90	50	30			no octant				4	50	2	4	50	3	1	20	0
Pass 1 Kalukundi																		
Cu, Co & BD	90	50	30	143	75	octant	2	2	4	4	20							
Pass 2 Kalukundi																		
RSC Cu	60	60	60			no octant				4	50	2	4	50	3	1	20	0
Dstrat Cu	40	40	40			no octant				4	50	2	4	50	3	1	20	0
RSF Cu	150	150	150			no octant				4	50	2	4	50	3	1	20	0
RATG Cu	50	50	50			no octant				4	50	2	4	50	3	1	20	0
SDB Cu	150	150	150			no octant				4	50	2	4	50	3	1	20	0
RSC Co	45	45	45			no octant				4	50	2	4	50	3	1	20	0
Dstrat Co	80	80	80			no octant				4	50	2	4	50	3	1	20	0
RSF Co	75	75	75			no octant				4	50	2	4	50	3	1	20	0
RATG Co	50	50	50			no octant				4	50	2	4	50	3	1	20	0
SDB Co	100	100	100			no octant				4	50	2	4	50	3	1	20	0
Nugget	50	50	50			no octant				4	50	2	4	50	3	1	20	0
Pass 1 KII																		
Cu, Co & BD	90	50	30	135	62	octant	2	2	4	4	20							
Pass 2 KII																		
RSC Cu	50	50	50			no octant				4	50	2	4	50	3	1	20	0
Dstrat Cu	100	100	100			no octant				4	50	2	4	50	3	1	20	0
RSF Cu	40	40	40			no octant				4	50	2	4	50	3	1	20	0
RATG Cu	50	50	50			no octant				4	50	2	4	50	3	1	20	0
SDB Cu	90	90	90			no octant				4	50	2	4	50	3	1	20	0
RSC Co	50	50	50			no octant				4	50	2	4	50	3	1	20	0
Dstrat Co	50	50	50			no octant				4	50	2	4	50	3	1	20	0
RSF Co	40	40	40			no octant				4	50	2	4	50	3	1	20	0
RATG Co	50	50	50			no octant				4	50	2	4	50	3	1	20	0
SDB Co	55	55	55			no octant				4	50	2	4	50	3	1	20	0
Nugget	50	50	50			no octant				4	50	2	4	50	3	1	20	0

Search Variable	Range in x	Range in y	Range in z	rot z	rot y	Search Type	min octants	minperoct	maxperoct	min	max	search fact 2	min 2	max 2	search fact 3	min3	max3	Max per BH
Pass 1 Anticline																		
Cu Co BD	50	90	20	310	-50	octant	2	2	4	4	20							
Pass 2 Anticline																		
CMN	100	100	20	310	-50	no octant				1	20	2	1	20	3	1	20	6
RSC BD	70	70	20	310	-50	no octant				1	20	2	1	20	3	1	20	6
Dstrat BD	100	100	20	310	-50	no octant				1	20	2	1	20	3	1	20	6
RSF BD	10	10	10	310	-50	no octant				1	20	5	1	20	10	1	20	6
RATG BD	80	80	20	310	-50	no octant				1	20	2	1	20	3	1	20	6
SDB BD	100	100	20	310	-50	no octant				1	20	2	1	20	3	1	20	6
RSC Co	80	80	20	310	-50	no octant				4	20	2	4	20	3	2	20	6
Dstrat Co	15	15	15	310	-50	no octant				4	20	4	4	20	8	2	20	6
RSF Co	60	60	20	310	-50	no octant				4	20	2	4	20	3	2	20	6
RATG Co	50	50		310	-50	no octant				4	20	2	4	20	3	2	20	6
SDB Co	70	50	20	310	-50	no octant				4	20	2	4	20	3	2	20	6
RSC Cu	50	70	20	310	-50	no octant				4	20	2	4	20	3	2	20	6
Dstrat Cu	30	50	20	310	-50	no octant				4	20	3	4	20	4	2	20	6
RSF Cu	50	30	20	310	-50	no octant				4	20	2	4	20	3	2	20	6
RATG Cu	50	50	50	310	-50	no octant				4	20	4	4	20	8	2	20	6
SDB Cu	40	40	20	310	-50	no octant				4	20	2	4	20	3	2	20	6

17.5.3 Estimation Strategy

Grade and bulk density interpolation was carried out using ordinary kriging with variogram parameters as defined in Table 17.5.1_1 and search parameters as defined in Table 17.5.2_1. GAC was estimated using inverse distance squared.

17.6 Classification

Classification of the mineral resource at Kalukundi was carried out in a subjective/objective manner, based on RSG Global's experience in estimating and exploiting stratigraphic Cu-Co deposits in the Lufilian Arc. Due consideration was applied to continuity of the units, number of drillholes intersecting units and especially tectonic fragments of units, and continuity of grades. Where the continuity of tectonic fragments was uncertain, the zones were classified as Inferred Resource.

RSG Global considered confidence in the grade estimates to be good, even though drillhole density was limited down dip. Confidence was supported by low grade variability and low skewness parameters.

Consequently all material falling between adjacent boreholes at a nominal spacing of 50m was initially classified as Measured Resource. A thin rim of Measured Resource was projected beyond the last boreholes on each section, and a further rim of Indicated Resource was interpreted beyond that. Cognisance was taken of the rapid increase in kriging variance beyond the last borehole on each section in defining the limits of Measured and Indicated Resources.

There remains a deficiency of sampling in the near-surface zone, which has consequently been classified as inferred. The extent of the inferred has, however been significantly reduced since infill drilling results became available in November 2005.

Some of the mineralised intercepts exhibit poor core recovery. This factor inherently reduces confidence in the grade estimate. Where appropriate, RSG Global adjusted grades from zones of very poor core recovery, but in most cases did not believe that the poor core recoveries materially affected confidence in the resource estimate. RSG Global further recognises that obtaining good core recovery in oxidised and friable material is not practical in many cases and that most of the samples obtained are probably the best possible. Nevertheless, RSG Global recommends that for future resource delineation drilling, emphasis should remain focussed on employing suitable methods and experienced contractors in order to provide the best practical core recoveries.

17.7 Resource Reporting

Resources for the Kalukundi Deposit are tabulated in Tables 17.7_1 to 17.7_4. Figures are shown at a 1.5% Cu equivalent cutoff. The Cu equivalent cutoff has been calculated on the basis of a 12:1 Co:Cu revenue basis which in turn is based largely on price ratios. As metallurgical and other economic factors are still under evaluation in the feasibility study, factors such as net smelter return have not been incorporated.

Table 17.7_1

Kalukundi Project

Resource Statement for Kalukundi at 1.5% Cu Equivalent Cutoff, based on a 12:1 Cu:Co value equivalence ratio

Measured Resources
(RSG Global Evaluation - January 2006)

Fragment	Tonnage	Cu (t)	Co (t)	Cu %	Co %
Principal					
1400-1450m	1,479,330	25,860	12,226	1.75	0.83
1350-1400m	1,743,834	48,426	14,282	2.78	0.82
Tonnage to 100m	**3,223,164**	**74,286**	**26,508**	**2.30**	**0.82**
1300-1350m	285,264	9,734	2,690	3.41	0.94
Tonnage to 150m	**3,508,428**	**84,020**	**29,198**	**2.39**	**0.83**
1250-1300m	2	0	0	3.43	0.51
Tonnage to 200m	**3,508,430**	**84,020**	**29,198**	**2.39**	**0.83**
Anticline					
1400-1450m	1,159,896	25,593	6,330	2.21	0.55
1350-1400m	306,635	12,188	1,440	3.97	0.47
Tonnage to 100m	**1,466,531**	**37,781**	**7,770**	**2.58**	**0.53**
1300-1350m	0	0	0	0.00	0.00
Tonnage to 150m	**1,466,531**	**37,781**	**7,770**	**2.58**	**0.53**
1250-1300m	0	0	0	0.00	0.00
Tonnage to 200m	**1,466,531**	**37,781**	**7,770**	**2.58**	**0.53**
Kii					
1400-1450m	526,643	13,429	2,408	2.55	0.46
1350-1400m	1,217,678	31,464	7,353	2.58	0.60
Tonnage to 100m	**1,744,321**	**44,893**	**9,761**	**2.57**	**0.56**
1300-1350m	237,769	5,548	1,460	2.33	0.61
Tonnage to 150m	**1,982,090**	**50,440**	**11,221**	**2.54**	**0.57**
1250-1300m	133	3	0	2.03	0.33
Tonnage to 200m	**1,982,222**	**50,443**	**11,222**	**2.54**	**0.57**
Kalukundi					
1400-1450m	784,184	19,751	3,382	2.52	0.43
1350-1400m	1,625,277	41,039	6,424	2.53	0.40
Tonnage to 100m	**2,409,461**	**60,789**	**9,807**	**2.52**	**0.41**
1300-1350m	281,700	3,595	1,036	1.28	0.37
Tonnage to 150m	**2,691,161**	**64,384**	**10,843**	**2.39**	**0.40**
1250-1300m	140	2	1	1.39	0.72
Tonnage to 200m	**2,691,301**	**64,386**	**10,844**	**2.39**	**0.40**
TOTALS					
Total to 100m	**8,843,476**	**217,749**	**53,846**	**2.46**	**0.61**
Total to 150m	**9,648,209**	**236,625**	**59,031**	**2.45**	**0.61**
Total To 200m	**9,648,484**	**236,630**	**59,033**	**2.45**	**0.61**

Table 17.7_2

Kalukundi Project

Resource Statement for Kalukundi at 1.5% Cu Equivalent Cutoff, based on a 12:1 Cu:Co value equivalence ratio

Indicated Resources (RSG Global Evaluation - January 2006)

Fragment	Tonnage	Cu (t)	Co (t)	Cu %	Co %
Principal					
1400-1450m	313,857	5,986	2,975	1.91	0.95
1350-1400m	234,485	5,547	1,909	2.37	0.81
Tonnage to 100m	**548,341**	**11,533**	**4,884**	**2.10**	**0.89**
1300-1350m	179,376	6,152	1,528	3.43	0.85
Tonnage to 150m	**727,718**	**17,685**	**6,412**	**2.43**	**0.88**
1250-1300m	1,496	79	14	5.29	0.97
Tonnage to 200m	**729,214**	**17,764**	**6,427**	**2.44**	**0.88**
Anticline					
1400-1450m	155,224	1,329	1,033	0.86	0.67
1350-1400m	93,764	2,852	493	3.04	0.53
Tonnage to 100m	**248,988**	**4,181**	**1,526**	**1.68**	**0.61**
1300-1350m	29,496	753	196	2.55	0.67
Tonnage to 150m	**278,484**	**4,934**	**1,722**	**1.77**	**0.62**
1250-1300m	4,126	121	40	2.94	0.96
Tonnage to 200m	**282,610**	**5,056**	**1,762**	**1.79**	**0.62**
Kii					
1400-1450m	220,708	5,986	953	2.71	0.43
1350-1400m	50,700	1,351	260	2.66	0.51
Tonnage to 100m	**271,408**	**7,337**	**1,212**	**2.70**	**0.45**
1300-1350m	312,444	7,117	1,942	2.28	0.62
Tonnage to 150m	**583,852**	**14,454**	**3,154**	**2.48**	**0.54**
1250-1300m	1,686	43	7	2.55	0.40
Tonnage to 200m	**585,538**	**14,497**	**3,161**	**2.48**	**0.54**
Kalukundi					
1400-1450m	304,080	4,868	1,770	1.60	0.58
1350-1400m	215,298	7,417	702	3.44	0.33
Tonnage to 100m	**519,378**	**12,285**	**2,472**	**2.37**	**0.48**
1300-1350m	351,802	7,497	1,328	2.13	0.38
Tonnage to 150m	**871,180**	**19,782**	**3,799**	**2.27**	**0.44**
1250-1300m	37,383	352	142	0.94	0.38
Tonnage to 200m	**908,562**	**20,135**	**3,941**	**2.22**	**0.43**
TOTALS					
Total to 100m	**1,588,115**	**35,336**	**10,094**	**2.23**	**0.64**
Total to 150m	**2,461,234**	**56,856**	**15,088**	**2.31**	**0.61**
Total To 200m	**2,505,924**	**57,452**	**15,291**	**2.29**	**0.61**

Table 17.7_3

Kalukundi Project

Resource Statement for Kalukundi at 1.5% Cu Equivalent Cutoff, based on a 12:1 Cu:Co value equivalence ratio

Inferred Resources
(RSG Global Evaluation - January 2006)

Fragment	Tonnage	Cu (t)	Co (t)	Cu %	Co %
Principal					
1400-1450m	149,499	3,454	1,399	2.31	0.94
1350-1400m	396,806	8,741	2,939	2.20	0.74
Tonnage to 100m	**546,305**	**12,195**	**4,337**	**2.23**	**0.79**
1300-1350m	2,082,967	61,016	15,141	2.93	0.73
Tonnage to 150m	**2,629,272**	**73,211**	**19,479**	**2.78**	**0.74**
1250-1300m	2,852,396	90,865	21,318	3.19	0.75
Tonnage to 200m	**5,481,668**	**164,077**	**40,797**	**2.99**	**0.74**
Below 200m (exploration potential)	8,660,883				
Anticline					
1400-1450m	279,009	3,719	1,587	1.33	0.57
1350-1400m	1,245,804	31,456	7,398	2.52	0.59
Tonnage to 100m	**1,524,813**	**35,175**	**8,985**	**2.31**	**0.59**
1300-1350m	1,264,097	32,675	7,644	2.58	0.60
Tonnage to 150m	**2,788,910**	**67,849**	**16,630**	**2.43**	**0.60**
1250-1300m	147,762	2,496	841	1.69	0.57
Tonnage to 200m	**2,936,672**	**70,346**	**17,471**	**2.40**	**0.59**
Kii					
1400-1450m	425,879	12,198	1,741	2.86	0.41
1350-1400m	42,596	908	167	2.13	0.39
Tonnage to 100m	**468,475**	**13,105**	**1,908**	**2.80**	**0.41**
1300-1350m	553,694	13,227	3,600	2.39	0.65
Tonnage to 150m	**1,022,169**	**26,332**	**5,508**	**2.58**	**0.54**
1250-1300m	902,366	20,812	5,999	2.31	0.66
Tonnage to 200m	**1,924,535**	**47,145**	**11,507**	**2.45**	**0.60**
Below 200m (exploration potential)	792,899				
Kalukundi					
1400-1450m	950,395	7,080	4,877	0.74	0.51
1350-1400m	409,346	11,264	1,152	2.75	0.28
Tonnage to 100m	**1,359,741**	**18,344**	**6,028**	**1.35**	**0.44**
1300-1350m	1,498,821	43,530	4,804	2.90	0.32
Tonnage to 150m	**2,858,562**	**61,874**	**10,833**	**2.16**	**0.38**
1250-1300m	1,819,236	51,968	6,787	2.86	0.37
Tonnage to 200m	**4,677,798**	**113,842**	**17,620**	**2.43**	**0.38**
Below 200m (exploration potential)	7,196,559				
TOTALS					
Total to 100m	**3,899,335**	78,819	**21,259**	2.02	**0.55**
Total to 150m	**9,298,914**	**229,267**	**52,450**	**2.47**	**0.56**
Total To 200m	**15,020,674**	395,409	**87,395**	2.63	**0.58**
Below 200m (exploration potential)	**16,650,340**				

Table 17.7_4

Kalukundi Project

Resource Statement for Kalukundi at 1.5% Cu Equivalent Cutoff, based on a 12:1 Cu:Co value equivalence ratio

Measured and Indicated Resources (RSG Global Evaluation - January 2006)

Fragment	Tonnage	Cu (t)	Co (t)	Cu %	Co %
		Principal			
1400-1450m	1,793,187	31,845	15,202	1.78	0.85
1350-1400m	1,978,319	53,974	16,191	2.73	0.82
Tonnage to 100m	**3,771,505**	**85,819**	**31,392**	**2.28**	**0.83**
1300-1350m	464,640	15,886	4,218	3.42	0.91
Tonnage to 150m	**4,236,146**	**101,705**	**35,610**	**2.40**	**0.84**
1250-1300m	1,498	79	14	5.29	0.97
Tonnage to 200m	**4,237,644**	**101,784**	**35,625**	**2.40**	**0.84**
		Anticline			
1400-1450m	**1,315,120**	**26,921**	**7,363**	2.05	0.56
1350-1400m	**400,399**	**15,040**	**1,933**	3.76	0.48
Tonnage to 100m	**1,715,519**	**41,961**	**9,296**	**2.45**	**0.54**
1300-1350m	29,496	753	196	2.55	0.67
Tonnage to 150m	**1,745,015**	**42,715**	**9,492**	**2.45**	**0.54**
1250-1300m	4,126	121	40	2.94	0.96
Tonnage to 200m	**1,749,140**	**42,836**	**9,532**	**2.45**	**0.54**
		KII			
1400-1450m	747,351	19,415	3,361	2.60	0.45
1350-1400m	1,268,378	32,815	7,613	2.59	0.60
Tonnage to 100m	**2,015,729**	**52,230**	**10,974**	**2.59**	**0.54**
1300-1350m	550,213	12,665	3,402	2.30	0.62
Tonnage to 150m	**2,565,942**	**64,895**	**14,375**	**2.53**	**0.56**
1250-1300m	1,818	46	7	2.51	0.39
Tonnage to 200m	**2,567,760**	**64,940**	**14,383**	**2.53**	**0.56**
		Kalukundi			
1400-1450m	1,088,264	24,619	5,152	2.26	0.47
1350-1400m	1,840,575	48,455	7,126	2.63	0.39
Tonnage to 100m	**2,928,839**	**73,074**	**12,278**	**2.49**	**0.42**
1300-1350m	633,502	11,092	2,364	1.75	0.37
Tonnage to 150m	**3,562,341**	**84,166**	**14,642**	**2.36**	**0.41**
1250-1300m	37,523	95,259	17,006	253.87	45.32
Tonnage to 200m	**3,599,864**	**179,425**	**31,648**	**4.98**	**0.88**
		TOTALS			
Total to 100m	**10,431,592**	**253,085**	**63,940**	**2.43**	**0.61**
Total to 150m	**12,109,443**	**293,481**	**74,120**	**2.42**	**0.61**
Total To 200m	**12,154,408**	**388,986**	**91,187**	**3.20**	**0.75**

For the purpose of this exercise, only resources above 200m below surface have been considered "potentially economically extractable". Inferred Resource models exist below this, but they would most likely have to be extracted using underground methods. No evaluations of underground parameters have yet been carried out and hence no resources have been quoted below this level. Furthermore these resources are predicated on very limited drilling information. Significant exploration potential is suggested by these models.

17.8 Reserve Estimates

The Project mineral Reserve estimate as of May 2006 is reported in Table 17.8_2. All stated Reserves are completely included within the quoted Resources. The input parameters used in Reserve estimate are described in Section 23. For ease of reference, however, a summary of the most pertinent input parameters is provided in Table 17.8_1.

Table 17.8_1
Kalukundi Project
Summary of Input Parameters used for Reserve Estimation

Item			Value
Cu Price		$/lb	1.25
Co Price		$/lb	12.00
Diesel fuel price		$/l	1.29
Mining cost	Ore	$/t	3.12
	Waste	$/t	4.01
Processing Costs	0-10m	$/t	35.35
	10-20m	$/t	36.96
	20-30m	$/t	39.02
	30-40m	$/t	41.53
	40-50m	$/t	44.50
	50-60m	$/t	47.93
	60-70m	$/t	51.80
	70-80m	$/t	56.14
	80-90m	$/t	60.92
	90-100	$/t	66.16
	100-110m	$/t	71.86
	110-120m	$/t	78.01
Processing Recoveries		%	Variable·
G&A		M$/yr	7.2
Mine supervision		M$/yr	1.27
Grade control		$/t	0.06
De-watering		M$/yr	0.5
Stockpile rehandle		$/t ore	1.16
Mining dilution		%	2
Mining recovery		%	97
Inter ramp slope angle		Degrees	Variable·
Royalty	Government	%	2.0
	Gecamines	%	2.5
Metal Transport	Cu	$/t	300
	Co	$/t	377

The reported reserves have been compiled by Mr John Hearne. John Hearne is a Member of the Australian Institute of Mining and Metallurgy (AusIMM) and an employee of RSG Global. He has sufficient experience, relevant to the style of mineralization and type of deposit under consideration and to the activity he is undertaking, to qualify as a Competent Person as defined by the JORC code.

Table 17.8_2

Kalukundi Project

Reserve Summary by Fragment

Fragment	Reserves														
	Proven					Probable					Total				
	MTonnes [Mt]	Grade		Insitu Metal		MTonnes [Mt]	Grade		Insitu Metal		MTonnes [Mt]	Grade		Insitu Metal	
		Cu [%]	Co [%]	Cu [t]	Co [t]		Cu [%]	Co [%]	Cu [t]	Co [t]		Cu [%]	Co [%]	Cu [t]	Co [t]
Principal	2.3	2.22%	1.00%	50,238	22,611	0.4	2.29%	1.10%	8,689	4,182	2.6	2.23%	1.01%	58,927	26,793
Anticline	1.4	2.59%	0.54%	35,550	7,358	0.2	1.60%	0.65%	2,984	1,223	1.6	2.47%	0.55%	38,534	8,581
Kalukundi	1.1	2.55%	0.42%	28,471	4,730	0.4	1.40%	0.47%	5,214	1,764	1.5	2.26%	0.44%	33,685	6,493
Kii	1.8	2.55%	0.58%	46,010	10,420	0.3	2.62%	0.50%	8,886	1,699	2.1	2.56%	0.56%	54,896	12,119
Total	**6.6**	**2.44%**	**0.69%**	**160,268**	**45,119**	**1.3**	**2.02%**	**0.69%**	**25,773**	**8,867**	**7.8**	**2.37%**	**0.69%**	**186,041**	**53,986**

18 OTHER RELEVANT DATA AND INFORMATION

All monetary amounts expressed in this report are in United States of America dollars (US$) unless otherwise stated.

The term "ore" is used for convenience throughout this report to denote that portion of the Measured and Indicated mineral resources that have been converted to Proven and Probable mineral reserves.

The reserve estimate has been determined and reported in accordance to the CIM definitions referred to in NI 43-101. Furthermore, the reserve classifications are also consistent with the 'Australasian Code for Reporting of Mineral Resources and Ore Reserves' of December 2004 ("JORC Code"). The reserve classifications for both reporting systems are essentially the same, with only minor semantic differences in the naming conventions. Reserves are called "Ore Reserves" under the JORC Code and "Mineral Reserves" under the CIM standards. "Proved Reserves" under the JORC code are called "Proven Reserves" under the CIM Standards. The reserve naming convention for both systems is summarised in Table 18_1 below for the sake of completeness.

Table 18_1
Kalukundi Project
Reserve Classification Comparison

Resource Classification	**Reserve Classification**	
	JORC Code	CIM Standard
Measured	Proved	Proven
Indicated	Probable	Probable

A full listing of abbreviations used in this report is provided in Table 18_2 below.

Table 18_2

Kalukundi Project

List of Abbreviations

	Description		Description
$	United States of America dollars	kWhr/t	kilowatt hours per tonne
"	Inches	Ktpa	Thousand tonnes per annum
μ	Microns	l	Litres
3D	three dimensional	l/hr/m^2	Litres per hour per square metre
AAS	atomic absorption spectrometry	LM2	Labtechnics 2kg (nominal) pulverising mill
Ag	Silver	M	Million
AMC	African Mining Consultants	m	Metres
amsl	Above mean sea level	Ma	thousand years
Au	Gold	Mg	Magnesium
AUSIMM	Australasian Institute of Mining and Metallurgy	MIK	Multiple Indicator Kriging
bcm	bank cubic metres	Ml	Millilitre
Ca	Calcium	mm	Millimetres
CC	correlation coefficient	MMI	mobile metal ion
cfm	cubic feet per minute	Mn	Manganese
CIC	carbon in column	Moz	million ounces
CIL	carbon-in-leach	m/sec	Metres/second
cm	Centimetre	Mtpa	million tonnes per annum
Co	Cobalt	N (Y)	Northing
Cu	Copper	NaCN	sodium cyanide
cusum	cumulative sum of the deviations	NATA	National Association of Testing Authorities
CV	coefficient of variation	Ni	Nickel
DEHPA	di-2-ethyl hexylphosphoric acid	NPV	net present value
DTM	digital terrain model	NQ$_2$	size of diamond drill rod/bit/core
DRC	Democratic Republic of Congo	°C	degrees centigrade
E (X)	Easting	OK	Ordinary Kriging
EDM	electronic distance measuring	oz	troy ounce
EV	expected value	P80 -75μ	80% passing 75 microns
EW	Electro Winning	PAL	pulverise and leach
Fe	Iron	Pb	Lead
FS	Feasibility Study	ppb	parts per billion
g	Gram	ppm	parts per million
g/m^3	grams per cubic metre	psi	pounds per square inch
GAC	Gangue acid consumption	PVC	poly vinyl chloride
g/t	grams per tonne	QAQC	Quality Assurance, Quality control
HARD	Half the absolute relative difference	Q-Q	quantile-quantile
HDPE	high density poly ethylene	RAB	Rotary air blast
HQ$_2$	Size of diamond drill rod/bit/core	RC	reverse circulation
hr	Hours	RL (Z)	reduced level
HRD	Half relative difference	ROM	run of mine
ICP-MS	inductivity coupled plasma mass spectroscopy	RQD	rock quality designation
ID	Inverse Distance weighting	S	Sulphur
ID^2	Inverse Distance Squared	SD	standard deviation
IPS	integrated pressure stripping	SG	Specific gravity
IRR	internal rate of return	SGS	Société Générale de Surveillance
ISO	International Standards Organisation	Si	Silicon
ITS	Inchcape Testing Services	SMU	simulated mining unit
kg	Kilogram	SX	Solvent extraction
IX	Ion Exchange	t	Tonnes
kg/t	kilogram per tonne	t/m^3	tonnes per cubic metre
km	Kilometres	tpa	tonnes per annum
km^2	square kilometres	U	Uranium
KP	Knight Piésold Pty Ltd	w:o	waste to ore ratio
kW	Kilowatts	XRF	X ray florescence

19 INTERPRETATIONS AND CONCLUSIONS

The Kalukundi project in the DRC represents a high grade Cu-Co deposit developed in the Mines Series of the Lower Roan Sequence preserved in a number of tectonic fragments within a melange or breccia zone. Resource models have been developed which meet international industry standards. Co is dominant in the value of the mineralisation, while copper still makes a very significant contribution to the overall metal value.

The previous inferred resource has been improved through close spaced drilling and converted to 12.2Mt of Measured and Indicated Resources plus 9.3Mt of Inferred Resources to a comparable vertical depth of 150m. Additional Inferred Resources of 5.8Mt have been delineated to a depth of 200m below surface.

The study demonstrates that an economically viable mining operation can be developed at Kalukundi with production possible in late 2008.

The current financial models are based on the scenario of 100% equity financing for the project. This, coupled with a conservatively projected base price of copper and cobalt gives a project IRR of 14.7%. The anticipated project payback time is less than four years.

20 RECOMMENDATIONS

20.1 Geology

Shallow infill drilling using RC methods for grade control purposes should be commenced prior to start up mining operations. Preliminary surface evaluation work will be commenced well in advance to guide this work.

An evaluation of the hangingwall oxide ore copper mineralisation must be undertaken to establish the continuity of this material along strike.

Surface exploration of the Kesho fragment must be undertaken and drilling planned to define the oxide resources on this fragment. This work should be undertaken prior to commencement of mining operations. The same should be done for the Kinshasa fragment, but will be dependent on the results of preliminary surface evaluation work.

A programme of deeper drilling should be planned for the Principal, Anticline and Kii fragments to establish the depth of the exploitable oxides and the nature of the oxide sulphide transition zone at depth. Timing for this drilling is not urgent, but information gained would allow for mining operations to take account of transition mining from open pit to underground operations. Thus commencement of this programme should not commence later than two years after production commences.

Future analytical programmes should include the use of certified reference standards.

20.2 Mining

It is recommended that Africo proceeds with:-

- Development of a detailed mine implementation program.
- Compilation of tender documents for mine contracting and subsequent tender process.
- Consideration and evaluation of Africo supplying some major mining consumables (e.g. fuel and explosives) to share some risk and reduce contract mining costs.
- Geotechnical evaluation of the blasting and 'diggability' of the rock.
- Bench height optimisation for mining dilution and recovery control.
- Risk based geotechnical and geohydrological evaluation, which may lead to steepening of wall angles.
- Personnel recruitment, policies and procedures and training.
- More detailed or updates to mine design, scheduling and budgeting.
- Design and implementation of a number of technical and production systems and procedures.
- Source local earthworks and civil contractors and machinery.

Opportunities exist in most areas of the project to be more rigorously investigated during the detailed engineering phase and to firm up certain assumptions, thereby mitigating and or removing some of the risks that have been identified during the FS.

21 REFERENCES

Geo-Consult International (Pty) Ltd, 2002. Report on the exploration and evaluation of the Kalukundi Project in the Democratic Republic of the Congo, prepared by on behalf of JCI.

JCI, 2001. A review of the Copper-Cobalt Potential of the Kalukundi Property, Katanga Province, Democratic Republic of the Congo.

MDM Engineering (Johannesburg) 2006. Kalukundi Project, Democratic Republic of Congo, Feasibility Study.

RSG Global (J A Verbeek, July 2005). Memo titled "Kalukundi Resource Estimation".

Steffan Robertson and Kirsten (Johannesburg), 2004. Kalukundi Project, Democratic Republic of Congo, Independent Technical Review of Feasibility Study; Stage 1: Review of Proposed Study Work Scopes.

22 CERTIFICATES

RSG Global Pty. Ltd.

Certificate of Qualified Person

As an author of the report entitled "Technical Report" dated June 2006, on the Kalukundi Property of Africo Resources (the "Study"), I hereby state:-

1. My name is Julian Verbeek and I am a Principal Consultant, Resources, with the firm of RSG Global of 1162 Hay Street, West Perth, 6005. My residential address is 5/7 Delhi Street, West Perth, 6005, Western Australia.

2. I am a practising Geologist and Geostatistician registered with the AUSIMM and SACNASP.

3. I am a graduate of Natal University and hold a PhD degree (1991)

4. I have practiced my profession continuously since 1988.

5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").

6. I have personally visited the Kalukundi Property, in addition two other members of the RSG Global Feasibility Study team have also visited the property. I have performed consulting services during and reviewed files and data supplied by Africo Resources between December 2004 and May 2006.

7. I prepared Sections 6 to 15 and 17 (17.1 to 17.7) of this technical report. .

8. To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9. I am independent of Africo Resources pursuant to Section 1.4 of the Instrument.

10. I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.

11. I do not have nor do I expect to receive a direct or indirect interest in the Kalukundi property of Africo Resources, and I do not beneficially own, directly or indirectly, any securities of Africo Resources or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 20 June, 2006.

J Verbeek

Julian Verbeek B.Sc.(Honours), Geology, PhD
Principal Consultant Resources

RSG Global Pty. Ltd.

Certificate of Qualified Person

As an author of the report entitled "Technical Report" dated June, 2006, on the Kalukundi Property of Africo Resources (the "Study"), I hereby state:-

1. My name is John Hearne. I am a Principal Consultant, Mining Engineering, with the firm of RSG Global of 1162 Hay Street, West Perth, 6005.

2. I graduated with a degree from the University of Sydney, Sydney, NSW, Australia and hold a Bachelor of Engineering degree in mining engineering (1984).

3. I am a member of the Australasian Institute of Mining and Metallurgy (AusIMM).

4. I have worked as a mining engineer for a total of 22 years since my graduation from university.

3. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").

4. I have not personally visited the Kalukundi Property. Other RSG Global mining professional have made a number of site visits to Kalukundi over the last two years.

5. I have prepared Sections 1 to 5, 17.8, 18, 19, 20, 21 and 23. In addition to supervising the preparation of the Technical Report, I directed the work pertaining to the mineral reserve estimates and the financial analysis.

6. To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

7. I am independent of Africo Resources pursuant to Section 1.4 of the Instrument.

8. I have read the National Instrument and Form 43-101F1 (the "Form") and the Study has been prepared in compliance with the Instrument and the Form.

9. I do not have nor do I expect to receive a direct or indirect interest in the Kalukundi property of Africo Resources, and I do not beneficially own, directly or indirectly, any securities of Africo Resources or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 20 June 2006.

John Hearne B.Eng.(Mining), MBA, GradDip AF&I
Principal Consultant - Mining Engineering

MDM

David Sidney Dodd
MDM ENGINEERING LTD
MDM House, Corner Hendrik Verwoerd & Will Scarlet Rd,
Randburg, RSA
Telephone: (+27 11) 886-7980
Fax: (+21 11) 886-7987
Email: DaveD@mdm-eng.co.za

CERTIFICATE OF QUALIFIED PERSON

I, David Sidney Dodd, do hereby certify that:

1. I am Technical Director of:

   MDM ENGINEERING LTD
   MDM House, Corner Hendrik Verwoerd & Will Scarlet Rd,
   Randburg, South Africa

2. I graduated with a B.Sc (Hons) in Chemical Engineering from the University of Manchester in 1974.

3. I am a Fellow of the South African Institute of Mining and Metallurgy.

4. I have worked as an extractive metallurgist for a total of 30 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report entitled "Definitive Feasibility Study" and dated 2nd May 2006 (the "Technical Report") relating to the "Kalukundi Project, Republic of Congo" property.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 2nd day of May, 2006.

David Sidney Dodd

[Seal or Stamp of qualified person]

MDM ENGINEERING LTD
MDM House, Corner Hendrik Verwoerd & Will Scarlet Rd, Randburg, RSA
PO Box 3038, Cresta, 2118
TEL: +27 11 886-7980 FAX: +27 11 886-5306

Michael James Evans
C/o Africo Resources Limited
10 The Admiral, Admiralty Way,
Summerstrand, Port Elizabeth. RSA
Telephone/Fax: (+2741) 583 5637
Email: mjevans@icon.co.za

CERTIFICATE OF QUALIFIED PERSON

I, Michael James Evans, do hereby certify that:

1. I am Project Manager of:

   Africo Resources Limited
   Block D (Ground floor),
   La Rocca Office Park,
   321 Main Road, crn. Petunia Avenue
   Bryanston
   Johannesburg,
   South Africa

2. I graduated with a B.Sc in Geology and Chemistry from the Rhodes University in Grahamstown in 1966 and with an M.Sc in Geology from the University of Natal in Durban in 1984.

3. I am a member of the Geological Society of South Africa (GSSA) and of the Society of Economic Geologists (SEG).

4. I am a registered Professional Natural Scientist, Reg. No. 400034/02 (Geological Science).

5. I have worked as a mining industry professional for a total of 36 years since my graduation from university and in a senior management capacity from 1998 to 2000 (12 years). Thereafter I have worked as a senior consultant and Project Manger for the past 6 years to the present.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the contributions to Sections 1, 2, 3, 5. 7 and 21 of the technical report entitled "Definitive Feasibility Study. Kalukundi Project, Katanga Province, Democratic Republic of Congo", dated June 2006. I commenced the study in May 2004 and I have visited the Kalukundi property on 9 occasions over the two year period of the study for a combined total of 76 days.

8. I have not had prior involvement with the property that is the subject of the Technical Report.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of June 2006.

(Signed)
Michael James Evans

Golder Associates Africa (Pty) Ltd
Thandanani Park, Matuka Close,
Midrand, SA
Telephone: (+2711) 254-4800
Fax: (+2711) 315-0317
Email: gdeswardt@golder.co.za

CERTIFICATE OF QUALIFIED PERSON – KALUKUNDI PROJECT, DRC

I, Guillaume Louw de Swardt, do hereby certify that:

13. I am a Tailings Dam Design Engineer for:
Golder Associates Africa (Pty) Ltd
Thandanani Park, Matuka Close,
Midrand, SA

14. I graduated with a B.Sc (Eng) in Civil Engineering from the University of Johannesburg in 1989 and with an M.Sc (Eng) in Civil Engineering from the University of the Witwatersrand in 1991.

15. I am a Professional Engineer registered with the Engineering Council of South Africa.

16. I have worked as a civil engineering and mining industry professional for a total of 15 years since my graduation from university.

17. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

18. I am responsible for the preparation of Section 23.5 (Tailings Management) of the Technical Report entitled "Definitive Feasibility Study. Kalukundi Project, DRC.

19. I have not had prior involvement with the property that is the subject of the Technical Report.

20. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report (Section 23.5 - Tailings Management) that is not reflected in the Technical Report (Section 23.5 - Tailings Management), the omission to disclose which makes the Technical Report misleading.

21. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

22. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report (Section 23.5 - Tailings Management) has been prepared in compliance with that instrument and form.

23. I consent to the filing of the Technical Report (Section 23.5 - Tailings Management) with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 10th day of June 2006.

(Signed)
Guillaume Louw de Swardt

Douglas I Dorren
Knight Piésold (Pty) Limited
TC Watermeyer Centre
Corner Rivonia Boulevard and 10th Avenue
Rivonia 2128 South Africa
Telephone : +27 11 806 7111
Fax : +27 11 806 7100
Email : Douglasd@kprsa.co.za

CERTIFICATE OF QUALIFIED PERSON

I, DOUGLAS I DORREN, do hereby certify that :

1. I am Specialist : Geotechnical Engineer of

   Knight Piésold (Pty) Limited
   Corner Rivonia Boulevard and 10th Avenue
   Rivonia 2128, South Africa

2. I graduated with a BSc Engineering from the Heriot-Watt University, Edinburgh, Scotland, in 1975 and with an MSc Eng from the University of the Witwatersrand, Johannesburg, South Africa in 1986.

3. I am a Professional Engineer in South Africa (PrEng # 860448)

4. I am a member of the Institution of Civil Engineers in South Africa (SAICE).

5. I have worked as a civil/mining professional for a total of 31 years since my graduation from university.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the supervision and preparation of the Geotechnical Study, Section 5 – Geology and Resources, of the technical report entitled Kalakundi Feasibilty Study dated June 2006.

8. I have not had prior involvement with the property that is the subject of the Technical Report.

9. I am not aware of any material face or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10. I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of June 2006

D DORREN PrEng : Specialist : Geotechnical Engineer
For KNIGHT PIÉSOLD (PTY) LIMITED

D GRANT-STUART PrEng : DIRECTOR
For KNIGHT PIÉSOLD (PTY) LIMITED

Martin Thomas Broome
African Mining Consultants Limited
1564/5 Miseshi Road,
Kitwe, ZAMBIA
Telephone/Fax: (+260)2-211108
Email: mbroome@microlink.zm

CERTIFICATE OF QUALIFIED PERSON

I, Martin Thomas Broome, do hereby certify that:

1. I am a Principal and Managing Director of:

   African Mining Consultants Limited
   1564/5 Miseshi Road,
   Kitwe, ZAMBIAK

2. I graduated with a B.Sc (Hons) in Geology from the University of Wales in 1973 and with an M.Sc in Engineering Rock Mechanics from the University of London in 1978.

3. I am a Fellow of the U.K Institute of Materials, Minerals and Mining.

4. I am a Chartered Professional (Mining).

5. I have worked as a mining industry professional for a total of 32 years since my graduation from university and as an environmental auditor for the past 10 years.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of the environmental Impact Assessment and Environmental Management Plan (EIA) for the Bankable Feasibility Study on the Kalukundi Copper-Cobalt Project in The Democratic Republic of the Congo (DRC). AMC engineers and scientists have made numerous site visits to Kalukundi over the period November 2004 to May 2006.

8. I have not had prior involvement with the property that is the subject of the EIA.

9. I am not aware of any material fact or material change with respect to the subject matter of the EIA that is not reflected in the EIA, the omission to disclose which makes the Report misleading.

10. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and the EIA Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the EIA Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the EIA Report.

Dated this 5th day of June 2006.

(Signed)
Martin Thomas Broome

23 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

23.1 Mining

23.1.1 Mining Approach

It has been assumed that the Project will involve a conventional open pit, selective mining exploitation method, employing a mining contractor.

Drilling and blasting will be performed on 5m high benches, with blasted material excavated in two discrete flitches, each nominally of 2.5m height.

The mining equipment that is considered to be suitable for Kalukundi would depend on the final mining contractor fleet but include up to 100t back hoe excavators for mining and haul trucks with a payload capacity of between 20t and 35t.

23.1.2 Recommended Slope Design Parameters

Ground conditions influencing open pit wall stability and excavation requirements for the various pits were assessed by Knight Piésold.

It is estimated that the zone of oxidation related to weathering extends down approximately 40 to 60m below surface for the Kalukundi fragment and to between100 to 130m below surface for the other fragments. The deeper pits will have a significant effect on the stability of pit slopes as well as drill and blast requirements for the project.

Recommendations for batter height, batter angle and berm width have been provided for each domain. The shape of the wall has been blended in the different weathering horizons requiring different batter heights.

The recommended slope design parameters are based on an assessment of deeper seated failure. However, the potential occurrence of smaller-scale, near surface instability due to blasting and/or mining induced stress damage behind pit limit faces cannot be discounted. Areas of potential rockfall hazard in terms of recommended slope design parameters have therefore been assessed in terms of potential trajectories of blocks of rock rolling/falling down the recommended pit slope geometries. The importance of mining clean bench faces and removing potentially unstable blocks of rock is emphasised.

Knight Piésold has concluded that the level of naturally induced seismic hazard at the Kalukundi site is sufficiently low, to the extent that the use of slope design methods with seismic loading included is not considered necessary.

The slope stability assessment and design was developed assuming that the pit dewatering system will comprise a pit sump dewatering system with appropriate stormwater control only. Should further study show that slope depressurisation by means of a network of vertical drainage wells is feasible, slope designs presented in this report can be re-assessed with a view of steepening some of the pit slope geometry proposed accordingly.

23.1.3 Contract Mining

It was assumed that contract mining would be employed to carry out all mining related work. An owner mining cost model was developed based on first principles to provide a comparison against this and future contract mining tender submissions.

Requests for Quotations (RFQ) on the project were sent to a number of mining contractors that had been identified as having current work or the ability to work in the DRC.

The RFQ documentation was based on a preliminary mine production schedule that was developed in July 2005 for the project. The schedule was predicated on a preliminary pit optimizations and pit designs.

Two contracting groups informed RSG Global that they intended to form a joint venture company for operations in the DRC and one contractor provided a quotation on behalf of the joint venture.

This contractor quote and the first principals mining cost estimate are within 5% of each other and indicate that the single contractor quote received forms a reasonable cost basis for the mining section of the FS.

The contractor equipment requirements and mining costs that were submitted are budget estimates only, based on a preliminary mining schedule. It will be necessary to obtain final contract estimates in an open mining tender, based on the final mining schedule.

23.1.4 Pit Optimisation

Pit optimization studies have been undertaken for all four deposits. Pit optimizations were carried out using the Whittle Four-X pit optimization software package.

The small size of the proposed primary load and haul equipment lends itself to highly selective mining practices. Mining dilution was set to 3% at zero grade and a mining loss of 2% has been assumed.

The input parameters adopted for the pit optimization cover a wide range of disciplines and as a result, a number of specialists have been involved in determining these parameters. The principal input parameters used in the pit optimization and the specialists responsible for determining these parameters are listed in Table 23.2.4_1.

Table 23.1.4_1
Kalukundi Project
Summary Source of Main Input Parameters

Input Parameter	Source
Commodity price	MDM/Africo
Mining Costs	RSG Global
Metallurgical and processing	MDM
General and Administration cost	MDM/Africo
Geotechnical and Hydrology	Knight Piésold
Governmental	MDM

The revenue parameters supplied are as outlined in Table 23.1.4_2.

Table 23.1.4_2
Kalukundi Project
Revenue Calculations – September 2005

Metal	Unit	$/unit
Copper	$/lb	$1.25
Cobalt	$/lb	$12.00

A summary of the principal costs associated with mining are shown in Table 23.1.4_3.

Table 23.1.4_3
Kalukundi Project
Summary Mining Operating Costs

Item	Unit	Value
Average waste mining cost	$/t	3.12
Average ore mining cost	$/t	4.01
Mine supervision and overheads	$/t ore	1.76
De-watering	M$/yr	0.5
Average grade control	$/t ore	0.06
Rehabilitation	$/t waste	0.10
Crusher Feed	$/t ore	1.16
Metal Transport	$/t Cu metal	300
	$/t Co Metal	377
Marketing Cost	$/t metal	2%

The processing costs for the Leach & SX/EW plant have been estimated by MDM. These take into consideration the low GAC figures for the near surface ore and the increasing GAC values with depth.

The processing costs vary by depth as shown in Table 23.1.4_4.

Table 23.1.4_4
Kalukundi Project
Process Operating Costs

Depth	Total Opex US$/tonne
0-10m	$35.35
10-20m	$36.96
20-30m	$39.02
30-40m	$41.53
40-50m	$44.50
50-60m	$47.93
60-70m	$51.80
70-80m	$56.14
80-90m	$60.92
90-100m	$66.16
100-110m	$71.86
110-120m	$78.01
120-130m	$84.61
130-140m	$91.67
140-150m	$99.18

The recoveries for each fragment were supplied by MDM and are variable, dependent on grade, depth and material type.

The project general and administration cost was supplied by MDM at $7.2M/year.

Once production begins, the owners will be required to pay royalties to the DRC government in accordance with current mining legislation which imposes a royalty tax payable on the sale of minerals at the rate of 0.5% for ferrous metals, 2% for non-ferrous metals and 2.5% for precious metals. Thus Africo will be committed to payment of a 2% royalty on net sales to the government.

In accordance with an agreement with Gécamines, a 2.5% royalty on gross sales is payable to the JV partners.

The Whittle Four-X financial analysis was carried out using the following base assumptions and parameters:-

- Mill throughput: 0.72 Mtpa.
- Mill limiting – i.e. sufficient waste is removed each period to enable the required milling rate to be maintained.
- Discount rate – 10%.

Three cashflows were produced for each analysis:-

- Undiscounted Operating Cashflow.
- Best Case Discounted Operating Cashflow – Each incremental pit is removed prior to advancing to the next adjacent incremental pit. The cashflow schedule is the equivalent of multiple pushbacks.
- Worst Case Discounted Operating Cashflow – Each bench is mined out prior to moving to the next bench, using the optimization block height as the default bench height. The cashflow schedule is the equivalent of top down 'flat' mining.

An actual mining schedule will most likely lie between the two extremes of Worst Case and Best Case as described above.

The cashflows, as described above, are exclusive of any capital expenditure or Project start-up costs and should be used for pit optimization comparison purposes only. No Net Present Value (NPV) can be derived from these cashflows.

23.1.5 Pit Optimisation Results

Based on the highest average discounted cash flow, Whittle pit shell 16 gives the optimum result, i.e., the optimal four pits for the four fragments. Pit shell 16 contains some 8.6Mt of mill feed at 2.49% Cu and 0.69% Co. Some 32Mt of waste are contained within the pit with a stripping ratio of 3.7:1. The undiscounted operating cash flow, exclusive of capital and start up costs, is $821M.

The optimum pit shell based on the maximum undiscounted cash flow is pit shell 21. Pit shell 21 contains some 8.8Mt of mill feed at 2.49% Cu and 0.69% Co. Some 34.2Mt of waste are contained within the pit with a stripping ratio of 3.9:1. The undiscounted operating cash flow, exclusive of capital and start up costs, is $823M.

The pit optimisation results are shown in Figure 23.1.5_1

23.1.6 Mine Design

Detailed pit design work for both deposits was carried out based on the optimum pit shells as described above.

The pit slope parameters as provided by Knight Piesold were used for the detailed pit design work. A 15 m wide dual access ramp was selected for the detailed mine design work, which allows for a safe operating width of three truck widths plus a windrow in the case of a 35 t dump truck. The ramp gradient is set at 1 in 10. The pit haul road designs have been orientated to exit the pit to minimise the ore haulage profile to the process plant.

Due to the small scale of the individual pits, staged development has not been undertaken.

The main electrical power line into the Democratic Republic of the Congo runs over the southern end of the Principal fragment. MDM have directed that this power line will not be realigned to allow the mining of the entire Principal fragment. The Principal pit has been designed to have a standoff distance of 50m from the pit crest to the power line. This allows for a 30m wide service corridor to be maintained along the power line and an additional 20m accommodating surface drainage, bunding and access along the pit crest.

Table 23.1.6_1 provides a summary of the material breakdown as contained within the final pit designs

Figure 23.1.6_1 shows the final design for the Kii and Kalukundi pits, located to the north of the process plant, and Figure 23.1.6_2 shows the final design for the Principal and Anticline pits, located to the west of the process plant.

23.1.7 Waste Dumps

The waste dumps have been designed to Western Australian standards and the parameters used are:-

- Face slope 20°
- Bench height 20m
- Berm width 10m
- Overall slope 18°

Furthermore, the waste dump capacities have been based on a swell factor of 20%. No allowance for any in-pit or exhausted pit backfilling has been made.

Table 23.1.6_1
Kalukundi Project
Summary Material Breakdown by Pit Design

Fragment	Total Material [Mt]	Waste [Mt]	Strip Ratio [w:o]	Reserves															
				Proven					Probable					Total					
				MTonnes [Mt]	Grade		Insitu Metal		MTonnes [Mt]	Grade		Insitu Metal		MTonnes [Mt]	Grade		Insitu Metal		
					Cu [%]	Co [%]	Cu [t]	Co [t]		Cu [%]	Co [%]	Cu [t]	Co [t]		Cu [%]	Co [%]	Cu [t]	Co [t]	
Principal	17.3	14.7	5.57	2.3	2.22	1.00	50,238	22,611	0.4	2.29	1.10	8,689	4,182	2.6	2.23	1.01	58,927	26,793	
Anticline	4.7	3.1	2.00	1.4	2.59	0.54	35,550	7,358	0.2	1.60	0.65	2,984	1,223	1.6	2.47	0.55	38,534	8,581	
Kalukundi	4.6	3.1	2.08	1.1	2.55	0.42	28,471	4,730	0.4	1.40	0.47	5,214	1,764	1.5	2.26	0.44	33,685	6,493	
Kii	12.8	10.6	4.94	1.8	2.55	0.58	46,010	10,420	0.3	2.62	0.50	8,886	1,699	2.1	2.56	0.56	54,896	12,119	
Total	**39.3**	**31.5**	**4.02**	**6.6**	**2.44**	**0.69**	**160,268**	**45,119**	**1.3**	**2.02**	**0.69**	**25,773**	**8,867**	**7.8**	**2.37**	**0.69**	**186,041**	**53,986**	

The waste dump positions have been determined by taking into account geologically prospective ground, the existing drainage patterns, waste haulage profiles and the space and infrastructure issues required for the planned operations. A condemnation evaluation programme was undertaken to establish, with as high a degree of confidence as possible, that areas delineated for development of mine infrastructure and waste dumps would be positioned such as to avoid sterilisation of currently hidden or unexplored mineralisation that could in the future become exploitable ore resources.

As the pit is developed, temporary haulage ramps will be used to minimise waste haul distances for ROM pad and waste dump development.

23.1.8 Mine Production Schedule

Following a number of plant reviews during the study, the process plant throughput was increased from the 720,000t/year used in the optimisation to the 800,000t/year used as the basis for the final mine schedule.

The mine production schedule was developed using Microsoft Excel.

Scheduling was carried out on a bench by bench basis for all the pit designs.

The schedule was required to achieve the following criteria:-

- Maximum Cu grade of 3.03% to achieve 800,000tpa throughput
- Maximum Co grade of 0.66% to achieve 800,000tpa throughput
- Maximise the value of the project
- Copper and Cobalt metal production to remain as constant as possible over the life of mine
- Maximum annual vertical mining advance of 40m

In order to reduce pre-production capital cost, it was assumed that only part of the ROM pad will be built, ready for plant commissioning and that the ROM pad will be extended with suitable waste during ongoing mining after plant commissioning.

After the prestrip period of six months, mining is scheduled at a rate of 7.3Mtpa for the first year then 6.3Mtpa for the second year. After Year 2 and until the end of mining in Year 11, the mining rate steadily decreases in line with the decreasing strip ratio of the pits.

The timing of the pit development is as follows:-

- Pre-production commences in Quarter 2, Year 0 from the Principal and Kii pits.
- Kalukundi Pit commences in Quarter 4, Year 2.
- Anticline Pit commences in Quarter 4, Year 2.

The summary schedule is shown in Table 23.1.8_1.

Total material movement and the individual pit contribution is shown in Figure 23.1.8_1.

Table 23.1.8_1

Kalukundi Project

Summary Mining Schedule

Tonnes	Pre-Prod	Yr01	Yr02	Yr03	Yr04	Yr05	Yr06	Yr07	Yr08	Yr09	Yr10	Yr11	TOTAL
Total Material	2,608,013	7,273,621	6,269,317	4,561,245	4,068,829	3,188,546	3,007,685	2,761,627	2,212,726	1,966,346	1,431,697	0	**39,349,655**
Waste	2,550,642	6,476,098	5,471,640	3,767,254	3,269,689	2,387,755	2,207,231	1,969,398	1,410,503	1,165,239	840,208	0	**31,515,658**
Ore	57,372	797,523	797,677	793,991	799,140	800,792	800,455	792,229	802,223	801,107	591,489	0	**7,833,998**
Cu insitu	**236**	**14,401**	**16,728**	**15,587**	**12,196**	**14,932**	**20,496**	**17,407**	**17,444**	**21,020**	**18,671**	**0**	**169,119**
Co insitu	**77**	**4,500**	**4,914**	**4,895**	**5,199**	**4,934**	**4,794**	**4,785**	**4,476**	**4,680**	**5,020**	**0**	**48,274**
Principal Pit													
Total Material	2,467,184	1,916,067	2,496,255	1,505,456	1,892,130	1,348,123	1,359,769	1,241,805	974,584	836,878	1,304,085	0	**17,342,335**
Waste	2,417,686	1,584,014	2,228,901	1,315,965	1,642,702	1,149,093	1,136,765	1,016,623	775,754	626,632	807,953	0	**14,702,087**
Ore	49,498	332,053	267,354	189,491	249,428	199,030	223,004	225,182	198,830	210,246	496,133	0	**2,640,248**
Anticline Pit													
Total Material	0	0	23,380	68,098	1,688,425	1,840,424	726,866	326,743	0	0	0	0	**4,673,935**
Waste	0	0	23,367	51,909	1,292,888	1,238,662	376,725	132,700	0	0	0	0	**3,116,251**
Ore	0	0	13	16,189	395,537	601,762	350,141	194,043	0	0	0	0	**1,557,684**
Kalukundi Pit													
Total Material	0	0	160,156	822,142	0	0	921,050	1,193,079	1,238,142	246,481	0	0	**4,581,052**
Waste	0	0	159,111	720,189	0	0	693,740	820,075	634,749	64,099	0	0	**3,091,964**
Ore	0	0	1,045	101,954	0	0	227,310	373,004	603,393	182,382	0	0	**1,489,088**
Kii Pit													
Total Material	140,830	5,357,554	3,589,527	2,165,549	488,275	0	0	0	0	882,988	127,612	0	**12,752,334**
Waste	132,956	4,892,084	3,060,261	1,679,192	334,100	0	0	0	0	474,508	32,255	0	**10,605,356**
Ore	7,874	465,470	529,265	486,357	154,175	0	0	0	0	408,479	95,357	0	**2,146,978**

23.2 Recoverability

There are four fragments which contribute to the currently defined ore resources at Kalukundi. The shape of each of the fragments is different and as may be expected the chemical characteristics of each of the fragments are slightly different. There are more similarities than differences. The features common to each of the fragments are as follows:-

- Same or similar lithologies
- Similar bulk densities.
- Each has been subjected to deep oxidation processes which have resulted in the conversion of sulphide Cu & Co ores to a suite of oxide minerals.
- Similar ore mineralogy
- The leachable characteristics of the oxide ore mineral suite is the same or very similar for each fragment.

Pervasive oxidation of the original sulphide ores has taken place to different depths in each of the fragments. This is a very important issue to understand and to define. Definition of the changeover to sulphides comes from studying the borehole core and leachable copper assays. The best drill coverage occurs in the zone from near surface down to 100m.

Processing costs have been evaluated in detail by MDM on the basis of the Pilot plant testwork results and associated bench scale leach test data. The main variable factor in these costs is the sulphuric acid and the SO_2. consumption.

The amount of acid and SO_2 used and hence the processing costs will be influenced by the gangue acid consumption of the ore and the cobalt content. These figures have been closely scrutinized by Mintek and MDM to arrive at acid and SO_2 consumptions for the deposit based on the current testwork as shown in Table 23.2_1.

Table 23.2_1
Kalukundi Project
Acid and SO2 Consumption

Sulphur Consumption	H_2SO_4 kg/t	SO_2 Kg/t	S kg/t	S tpd	H_2SO_4 tpd
Bulk	11.08	24.00	15.64	35.66	25.26
Intermediate	87.80	9.76	33.60	76.61	200.19
Deep	157.83	0.98	52.11	118.81	359.86

From interrogation of the results achieved by Mintek and from discussions with MDM, a table of copper and cobalt recoveries (Table 23.2_2) was compiled using the above recovery figures and by applying the following assumptions:

Table 23.2_2

Kalukundi Project

Leach Recoveries and Operating Costs with Depth.

Depth	Composited Fragments				Predicted Recoveries				Individual Fragments			
	Recovery to Metal	Estimate Average	Recovery to Metal	Estimate Average	Principle Rec. to Metal		Anticline Rec. to Metal		Kalukundi Rec. to Metal		Kii Rec. to Metal	
	Cu		Co		Cu	Co	Cu	Co	Cu	Co	Cu	Co
0-10m	93		78		93	78	93	78	93	78	93	78
10-20m		91		74	91	74	91	74	91	74	91	74
20-30m		91		74	91	74	91	74	91	74	91	74
30-40m	89		70		89	70	89	70	89	70	89	70
40-50m	89		70		89	70	89	70	20	50	89	70
50-60m	89		70		89	70	89	70	10	30	89	70
60-70m		83		70	89	70	89	70	5	20	89	70
70-80m	78		70		89	70	89	70	5	0	89	70
80-90m	78		70		89	70	89	70	5	0	89	70
90-100m	78		70		89	70	89	70	5	0	89	70
100-110m					89	70	60	55	5	0	60	55
110-120m					89	70	40	20	5	0	40	20
120-130m					60	55	20	0	5	0	20	0
130-140m					40	20	10	0	5	0	10	0
140-150m					20	0	5	0	5	0	5	0

To convert the leach recoveries to metal recoveries, the following process losses derived from the pilot plant testwork have been applied:-

- -1.93% for copper.
- -14.29% for cobalt.
- -3% to allow for losses incurred from up-scaling from pilot plant stage to full operating plant status. This would apply to all depths.
- -2% - This is to allow for lower plant recovery efficiency in the first year of start up operations.

For the zone between 10m to 30m, an average of the Bulk and Intermediate recoveries is applied.

For the Deep zone, the same copper and cobalt recoveries are applied as for the intermediate zone.

All of the figures in italics in Table 23.2_2 are assumed to lie within an oxide sulphide transition zone. Here the leach recoveries to metal are estimated from the SGS leach assay figures.

No estimations of recoveries are warranted for the potential ore below 150m vertical depth at this stage due to the paucity of data at those depths. Also this ore would fall essentially into the category of sulphides, which can only be recovered via a concentrator. Deeper drilling will be needed to define the depth extent of the oxide/sulphide interface.

Sulphides have not been quantified by testwork.

The processing costs have therefore been calculated from a component of fixed costs of US$29.54/tonne to which the costs of sulphur have been added in proportion to the progressively increasing consumption of sulphur projected in depth from the testwork.

Bench and pilot plant scale testwork carried out on the three main composite samples returned differing acid consumption figures for each of these samples. The leach recoveries were found to be similar, but the GAC values increased significantly in depth. This data is set out in the table below.

Table 23.2_3

Kalukundi Project

Evaluation of Gangue Acid Consumption

Sample Reference Number	Mintek Cu Value %	Mintek Co value %	SGS Total Acid Consumed Kg/tonne	SGS Gangue Acid Cons Kg/tonne	MINTEK total Acid Cons Kg/tonne	MINTEK Gangue Acid Cons Kg/tonne
HC04 (D Strat)	0.26	1.06	6.8	6.2	15.68	13.8
Bulk Sample	2.18	0.96	43.9	13.5	50.96	18.7
Intermediate	2.59	0.63	89	51.6	113.18	75.9
Deep	2.44	0.60	161	133	188.12	159.1

The fact that the GAC increases in depth has been taken into account by MDM in the estimation of processing costs for the three zones, bulk, intermediate and deep. From the pilot plant testwork it was established that the SO_2 consumption is higher near surface and decreases in depth.

Table 23.2_4 Kalukundi Project Sulphur Consumption and Total Process Costs					
Depth	H_2SO_4 tpd	SO_2 tpd	S tpd	Sulphur OPEX US$/tonne	Total Opex US$/tonne
0-10m	25.26	54.72	35.66	9.42	35.35
10-20m	54.88	47.52	41.74	11.02	36.96
20-30m	89.80	40.30	49.55	13.08	39.02
30-40m	130.02	33.05	59.07	15.60	41.53
40-50m	175.54	25.77	70.32	18.57	44.50
50-60m	226.36	18.47	83.28	21.99	47.93
60-70m	282.48	11.14	97.97	25.87	51.80
70-80m	343.90	3.78	114.37	30.20	56.14
80-90m	410.62	0.00	132.50	34.99	60.92
90-100m	482.64	0.00	152.34	40.23	66.16
100-110m	531.70		173.91	45.92	71.86
110-120m	602.89		197.19	52.07	78.01
120-130m	679.34		222.20	58.67	84.61
130-140m	761.05		248.92	65.73	91.67
140-150m	848.02		277.37	73.24	99.18

From the above figures, it can be seen that the costs of both acid and SO_2 make up a very significant component of the process operating costs.

23.3 Process Flowsheet

The testwork indicated that the Kalukundi ore could be processed using a single stage crushing circuit followed by a conventional SAG / ball milling circuit with the ball mill in closed circuit with a cyclone.

The ore requires leaching for twelve hours at 25°C and 30% solids, using 150g/l sulphuric acid and sulphur dioxide as leaching agents. Co and Cu leaching efficiencies of greater than 94% and 97% respectively were consistently achieved. Overall recovery after losses in processing was between 93% and 89% for Cu and between 78 and 70% for Co.

The leach product is then washed in a 6 stage counter current decantation plant to ensure a clarified liquor is sent to the copper recovery circuit whilst keeping losses due to entrainment below 1%. The copper recovery circuit consists of copper solvent extraction step where the copper is moved to an organic phase before being stripped to produce an advance liquor that is treated in the copper tank house. The copper tank house produces cathode plate that will be sold. A bleed stream from the copper circuit is sent to the cobalt recovery circuit.

The cobalt circuit consists of several purifying steps where impurities like iron, aluminium, manganese, zinc and finally copper are removed before the purified cobalt liquor is sent to solvent extraction circuit where cobalt is loaded onto an organic phase before being stripped to produce the advance solution that is treated in the cobalt tank house. The cobalt tank house produces cobalt cathode that will be binned and sold.

23.4 Plant Design

The Kalukundi plant is designed to recover Cu and Co from a copper/cobalt ore body consisting of four fragments, namely Principle, Anticline, Kalukundi and Kii, at a total treatment rate of 800,000tpa, at an average feed grade of 2.37% Cu and 0.69% Co over the life of mine. The proposed Kalukundi plant design is based on conventional, well understood, tested and proven technology.

Ore from the pits is delivered to the ROM pad where blending will take place to ensure equalised feed to the plant. Ore from the ROM pad is sent to a single stage crushing circuit to generate a crushed product that passes 160mm. The crushed product is stockpiled before being fed to milling plant. The crushing plant is designed to have 85% operating utilisation out of an eight hour shift basis. The remaining time each day will be available for maintenance, offering up to 16 hours/day for scheduled maintenance purposes.

The stockpiled ore is reclaimed using apron feeders and fed to the milling plant at a steady rate of 95tph. MDM examined a number of alternative milling and leach size scenarios to determine an optimum power consumption solution for the plant. The optimum power consumption was achieved utilising an open circuit SAG mill followed by a closed circuit ball mill to grind ore down to 75% passing 75µm. Testwork conducted by MINTEK has confirmed the ore to be amenable to SAG milling and the circuit has been designed accordingly. The milling plant is designed to operate at 95tph and have 91% operating utilisation, which includes eight hours per week for scheduled maintenance purposes.

The milled ore feeds the thickener where excess water is removed before thickener underflow is fed to a belt filter. The dewatering steps are used to reduce the water consumption in the plant and also to prepare the leach feed with raffinate used in the leach circuit. The leach circuit consists of four leach tanks per stage for a total residence time of twelve hours. Most of the copper is leached during the time in the first two tanks where Sulphuric Acid (H2SO4) is added, while the cobalt is leached in the latter tanks. Sulphur Dioxide (SO2) is added to the last two tanks to help the cobalt leach process. The leach product flows to the first of six counter current decantation (CCD) thickeners.

Raffinate from the Cobalt Solvent Extraction area is added to the last CCD thickener as a washing liquor. The overall wash ratio in the CCD area is approximately 1.3. This ratio minimises the entrained losses during washing while still achieving the required pregnant liquor solution (PLS) grades for Copper and Cobalt. In the CCD thickener circuit the slurry is pumped downstream from CCD1 whilst the liquor is pumped upstream from CCD6. The PLS from CCD1 is pumped to the Pinned Bed Clarifier whilst the Underflow is pumped from CCD6 to the tailings treatment tank. The pinned bed clarifier is utilised to ensure no solids enter the solvent extraction (SX) phase of the process.

The pinned bed clarifier overflow is pumped to the primary copper SX where copper is extracted from the PLS and loaded onto an organic LIX984N before being stripped of the organic by a 200g/l H_2SO_4 strip solution. The stripped organic is re-used whilst the loaded aqueous stream or advance electrolyte is pumped to the copper electrowinning plant. The cobalt rich, copper stripped, raffinate is pumped to the raffinate storage tank from where it is pumped to the filtration and leach areas as make-up solution whilst a bleed stream is sent to the cobalt recovery section of the plant.

In the cobalt recovery section, it is imperative that the electrolyte sent to cobalt electrowinning is cleaned of all metals that could co-deposit and reduce the grade of cobalt metal. The first metal removed is iron, which is oxidised to the ferric form and precipitated out using lime.

The clarified Iron removal thickener overflow PLS flows to the secondary copper SX where the PLS is scavenged to remove any remaining copper using the stripped organic from the primary copper SX area. The clarified PLS is sent to the aluminium removal section whilst the copper loaded organic is returned to the primary copper SX area.

The secondary copper SX PLS is further purified by precipitating out aluminium using lime. The first stage thickener underflow is pumped to the tailings treatment tank whilst the overflow flows to second stage where some more lime is added to purify the PLS further. The second stage product is sent to the second stage thickener from where the purified PLS overflow flows to the manganese and zinc (Mn/Zn) SX plant. The underflow from the second stage thickener is returned to the iron precipitation section.

In the Mn/Zn SX plant, the manganese and zinc is extracted from the PLS using di-2-ethyl hexylphosphoric acid (DEHPA). The manganese and zinc is then stripped from the DEPHA using a 150g/l H_2SO_4 strip solution. The manganese and zinc rich aqueous phase is then pumped to tailings and effluent treatment. The clarified PLS is pumped to the copper ion exchange (IX) plant.

The PLS is pumped to the IX columns where the remaining copper is loaded onto the resin. The copper barren solution is pumped to the cobalt SX plant. A two molar H_2SO_4 eluant is used to strip the copper from the resin before returning the eluate solution to the copper leach circuit to recover the eluted copper. The resin is regenerated using sodium hydroxide.

In the cobalt SX plant, cobalt is extracted in five extraction stages using Cyanex 272 as the organic phase. The raffinate from the cobalt SX extraction phase is returned to the CCD area. The loaded organic is pumped to the cobalt SX scrubbing and stripping where the cobalt is stripped from the organic. The stripped organic is returned to the extraction phase whilst the cobalt rich advance solution is pumped to the cobalt electrowinning section.

In both the copper and cobalt electrowinning areas, the advance liquor is heated through heat exchangers. Guar is added to the pregnant electrolyte as a smoothing agent for the cathodes. Copper electrolyte is pumped to the copper tank house which consists of 100 cells each with 43 anodes and 42 cathodes of 1.1m by 1.0m in size. Copper is plated on the cathode and the cathodes are periodically removed for stripping before the cathodes are baled for transport. Cobalt electrolyte is pumped to 36 cells consisting of 43 anodes and 42 cathodes of 0.75m by 1.0m in size. Cobalt is plated on the cathodes and the cathodes are periodically removed for stripping. The cobalt metal plate is brittle and will be shipped in drums.

All the discard streams in the plant are pumped to the tailings and effluent treatment tank where lime is added to neutralise the slurry before it is pumped to the tailings dam some 3.5 km from the metallurgical site. Return water from the tailings dam is pumped back to the plant and is used as part of the plant water requirements. In order to best utilise the limited water available in the area, water is re-circulated and retained in process where possible. The only water leaving the process will be in the tailings stream.

To ensure the quality of the copper cathode and cobalt final product, the final product bin and storage area will be housed in a roofed area. In addition the design provides for all the required offices, warehouses, service buildings etc.

23.5 Tailings Management

Golder Associates Africa Pty Ltd (Golders) established that the project requires a tailings disposal facility that can accommodate 12Mt of tailings at a deposition rate of 60,000tpm over the life of the project. The life of the current project is currently 10 years. Allowance (in concept only) has been made for future expansion of the facility to 17 years capacity at present rates.

A spigot deposition method has been adopted for optimised water return and creating a safe and stable tailings dam. Storm water diversion trenches, upstream of the facility, will prevent clean storm water from the external catchment flowing onto the tailings disposal facility. Catchment paddocks will contain eroded solids and surface runoff from the side slopes during the operational stage of the facility.

A gravity penstock system will return supernatant to the return water dam. The return water dam pump station will return water to the plant for re-use in the process. The water balance indicates that approximately 40% (average) of the operations water will be returned to the plant.

23.6 Infrastructure

Knight Piésold provided the geotechnical services for the plant site foundations. Investigations included test pitting, laboratory testing of selected samples and borehole drilling and logging to depths of 30 metres at the plant site.

All buildings are either concrete with brick infill or structural steel framed with brick infill, all with galvanised steel roofing. All buildings are suitably furnished and electrically fitted for purpose. The construction will be done using the main contractors' supervisory personnel and local labour. Raw materials i.e. sand, stone and blocks will be sourced locally with cement and all hardware being imported.

Raw water usage requirements for the project are estimated at 1,387,400m^3/year. A water pumping station has been planned to pump the full requirement of water from Lake Nzilo, on the Lualaba River, 22km to the site in a buried steel pipeline into the plant raw water storage dam. Water will be drawn from the storage dam water for plant make-up, fire and potable water. The fire water is pumped to a fire water ring main by a dedicated electrical and standby diesel pumping system. The raw water will be treated through a chlorination plant for the production of potable water prior to storage in two separate storage tanks. The plant and camp sewerage will be treated in two bio-filter plants with the grey water being discharged to the environment.

The plant access road will be rehabilitated prior to the rainy season to allow delivery of the materials and equipment required for the early start program. The roads will receive ongoing maintenance during the life of mine. All in-plant and camp roads will be HD interlocking blocks laid on a suitably prepared sub base and will be kerbed.

A provisional sum has been allowed for in the capital cost build up for a rail spur from Kisanfu rail siding to site of approximately 4.8km long. This rail spur allows for all incoming raw materials and consumables to be delivered from source directly to site as well as the export of copper and cobalt to a port for export.

Power at 110kV will be supplied to the plant from the existing National Grid overhead power lines which pass 100m from the plant boundary. Two plant power transformers at 15MVA each, will be situated in the plant main switchyard. Power distribution on site will be at 11kV. Plant power will be distributed from the main plant switchgear room. Based on the total installed kW and the relevant power correction factors applied to the absorbed kW ratings the plant will have a 100% redundancy factor based on the above transformers.

The entire concession area will be fenced with a 1.2m high four strand barbed wire fence. The process plant lay down and camp areas will be fenced with a 2.4m high fence with razor wire top resulting in a total height of 2.6m. Double gate access will be provided at all security access points.

All combustible solid waste will be removed off site to a waste disposal site for incineration. All used spares, scrap, used oil and redundant neutralized products will be removed from site by the various contractors for disposal in one of the closest towns where these products would be sold as scrap.

23.7 Markets

23.7.1 Copper

Copper is a mature commodity from the point of applications. No single new application is likely much to alter the rate of growth in copper consumption. The major use is in wire rod for electric conductor applications. Semi-fabricated mill products - tubes, rods, bars, sections, sheet, strip and plate - are collectively significant although no one product group has a dominant influence on total consumption.

Electrical engineering and construction are directly or indirectly responsible for much of the growth in copper demand. Wire rod is used in electricity transmission cables of all types and overlaps the two sectors. The two main applications for copper tubes are plumbing and air conditioning, both of which are correlated with construction. Sheet, strip and plate are used for ammunition, coinage, building products and coinage.

In the short term, high prices for copper have induced substitution in applications where such substitution is possible. To some extent, aluminium can be used in place of copper in some electrical and electronic applications, such as magnet wire and power cables, both of which use wire rod. Plastic plumbing tubes are an increasingly strong threat to the use of copper in residential construction. In the short term, too, physical shortages of material may sometimes constrain consumption, especially when fabricators find it difficult to obtain their full cathode requirements. In the first half of 2006, cathode availability has become a factor restraining consumption in some markets.

Forecasts for copper demand are largely based on top-down analysis using macroeconomic indicators including industrial production and GDP.

The medium-term outlook for GDP is fairly robust. Global GDP is expected to remain in the 3-4% annual range for the entire 2006-2010 period. China, which is by far the leading consumer of refined copper, is expected to lead the world in GDP growth. Chinese GDP growth is forecast to accelerate from 9.3% in 2006 to 9.9% in 2008, but should slow after the 2008 Olympics and should manage just 6.4% by 2010.

The outlook for industrial production is stronger still. Global industrial production is expected to fall to 3.6% in 2010, but it should exceed 4% per year in 2006-2009 and even 5% in two of the four years. Chinese industrial production is forecast to decline from 14.0% in 2006 to just 9.1% in 2010.

23.7.2 Cobalt

Cobalt has a wide variety of uses, of which chemicals are the most important. In 2005, the chemical industry consumed 52% of total demand. The other large sector of cobalt demand is superalloys, which are non-ferrous alloys used in specific heat- or corrosion-sensitive applications. The remaining cobalt is used in a variety of material-cutting applications and in magnets. The most important of these applications is the category of cemented carbide and diamond tools.

By far the most important single use for Co is in rechargeable batteries. In 2005, Li-ion batteries consumed 11,000t of cobalt in cobalt oxide while Ni-Cd and NiMH batteries consumed a further 2,000t of cobalt in cobalt hydroxide. Batteries are not only the most important application, but have also been the fastest growing. Li-ion cells dominate the market for batteries in mobile phones and portable personal computers.

Both of these applications have enjoyed explosive growth in recent years. The market is expected to mature, and, moreover, battery manufacturers have been working on new formulations of battery cathode materials that use less cobalt per cell.

From 2010 onwards, there may be additional demand for cobalt in Li-ion batteries to come from hybrid electric vehicles (HEVs). These vehicles, which are powered by both batteries and conventional engines, are produced in small volumes at present, around 200,000 units per year. Encouraged by high oil prices, motor vehicle manufacturers are accelerating the development of HEVs. At present, HEV batteries are powered exclusively by NiMH batteries, but carmakers and battery manufacturers are working on solutions that would permit the use of Li-ion batteries.

The other sectors of expected rapid growth from a significant base are cobalt acetate catalysts and superalloys.

The growth of demand for cobalt acetate is linked to substitution in beverage packaging. Various packaging materials - glass, steel, aluminium, laminated cardboard and PET - are used as beverage containers. Of these, PET has been growing the fastest, taking advantage of rising demand for non-alcoholic and non-carbonated beverages. World PET resin consumption for beverage containers increased by around 12% per year between 1999 and 2005, while total consumption of cobalt acetate increased by 8.2% per year.

Aircraft rotating parts and heat-and corrosion-resistant industrial applications are the major uses of cobalt in superalloys. Around 4,000t of cobalt were consumed in each of these sub-sectors in 2005, out of total cobalt demand in superalloys of 11,000t. The production of aircraft rotating parts (for jet engines) is expected to increase in line with the demand for aircraft. Aircraft deliveries started to recover in 2004 following a long period of erratic growth, and aircraft and jet engine manufacturers alike predict that the recovery will be sustainable. The continued expansion in demand for commercial air travel, especially in Asia, is expected to help underpin the growth in aircraft deliveries. Industrial applications for superalloys have shown strong growth historically and this is expected to continue.

The overall outlook for supply and demand is close to balance out to 2010. This balance is extremely dependent upon the continuing trade in crude cobalt units from the DRC and the refining in China. After 2010, the future supply demand balance is going to be very dependent upon the timing of new probable and possible projects. The demand for cobalt in batteries will also be extremely important.

23.8 Contracts

Total cost of transporting the metal, insurance, wharfage and other harbour charges up to FOB status as estimated by MDM.

The marketing cost and commissions have been estimated as 2% of the gross revenue. This also covers the administration charges of 1% levied by agencies in the DRC on facilitating exports.

23.9 Environmental

23.9.1 Objectives

Swanmines is committed to pollution prevention and responsible environmental stewardship in their sphere of operations at all stages of the Kalukundi Mining Project. This commitment will be strictly followed during initial development and design through construction, operation, commissioning, decommissioning and post-closure environmental and safety monitoring.

To achieve these commitments, Swanmines will:-

- Ensure compliance with Congolese mining and environmental regulations;
- Integrate environmental protection into all exploration activities;
- Identify, assess and manage environmental performance;
- Work with Government and relevant authorities to develop effective, efficient and equitable measures to minimise the environmental effect of Company activities;
- Require contractors and suppliers to embrace and comply with the Company's Environmental Policy;
- Ensure all employees understand and are given the opportunity to meet their environmental responsibilities; and
- Communicate openly with stakeholders on matters of environmental concern in all areas within which the company is active.

23.9.2 Environmental Assessment

An assessment of baseline environmental conditions was carried out between October 2004 and April 2006. The Kii River and the Kisankala Stream control the topography of the permit. The source of the Kisankala Stream is located in the permit and flows north-westerly into the Kii River. The undulating topography is punctuated by rocky outcrops vegetated with Miombo woodland.

The Kisankala Stream provides the water source for Kisankala Village and sampling of this stream and the Kii River indicated that the water quality was generally good, however small concentrations of bacterial coliform and lead do not comply with World Health Organisation (WHO) Drinking Water Guidelines. Aluminium levels do not comply with DRC final effluent standards of 0.05-0.2mg/l.

Groundwater quality was sampled from the springs feeding the Kii and Kisankala watercourses and the quality is generally good, however aluminium and lead concentrations exceed WHO Drinking Water Quality Standards.

Public consultation has been initiated and carried out throughout the development of the Kalukundi Project. Opinions gained through discussions with the local population and villagers of Kisankala Village are positive towards the project and a Public Consultation Meeting will be carried out by Swanmines/Africo prior to proceeding with the Kalukundi Project. A report will be developed and submitted to the Department for the Protection of the Mining Environment (DPME).

23.9.3 Environmental Impacts and Mitigates

The major potential environmental impacts and mitigates that are anticipated are as follows:-

- The mining of four open pits and the consequent waste rock dumps will have a large visual impact on the landscape. The topography and Miombo woodland will mitigate this impact. The open pits will provide new sources of water for irrigation, consumption and sustainable economic developments;
- The locations of the open pits may potentially induce a wide sphere of influence on the groundwater through dewatering. The relatively shallow pits will minimise the depth of drawdown of the water table but pit locations in the northeast and southwest of the permit will mean that water will be lowered over a wider area. The groundwater levels will return to baseline conditions after the stoppage of dewatering activities;
- Impacts on the surface & groundwater from spillages of process water, tailings supernatant, oils, greases and untreated mine effluent. These may occur in the process plant, the TSF, the light and heavy vehicle workshops and from water storage dams. Swanmines will construct perimeter drains and install oil traps to minimise impacts. Surfacing with concrete and impervious layers in the plant and workshop areas will prevent groundwater contamination;
- Contamination of surface water and safety impacts from the TSF. Swanmines has consulted Golder to design a TSF which will be done according to best industrial practices. Regular inspections will be carried out by a specialist to ensure stability and the tailings slurry pumped to the TSF will be neutralized before pumping from the process plant;
- Dust blow may be generated from the TSF during the dry season. The prevalent wind direction is from the east and dust will be deposited on the vegetation downwind. The scale of this impact will be monitored visually and the exposure of the tailings surface will be limited by maintaining a wetted surface on the facility;
- Relocation of Kisankala Village will require clearance of Miombo vegetation in the south of PE 591. Swanmines will carry out a Resettlement Action Plan that will follow World Bank Guidelines on Involuntary Relocation and will document all proceedings with respect to relocation. Villagers will be compensated at 150% of their present assets. Swanmines will provide a school and small clinic to the relocated village;

- The mine will provide a source of development for Kisanfu, Kolwezi, Likasi and the Mutshatsha Territory as a whole, through economic investment from Swanmines into the Project. Swanmines will aim to aid small scale social projects focusing on sustainable development of education, health and agriculture in the area;
- The provision of jobs and the demand for services will create economic expansion. The use of local contractors will develop the skills in the area; and
- General improvement in the health of the local population will be achieved through the provision of health facilities on the mine for mine workers and their families and the clinic in the relocated Kisankala Village. HIV/AIDS awareness programs and malaria rollback campaigns will be developed.

23.9.4 Environmental Plans

A Mitigation and Rehabilitation Plan (MRP) was carried out in 2004, by African Mining Consultants (AMC) and submitted to the DPEM in May 2006. AMC Consultants completed an Environmental Impact Statement (EIS) and an Environmental Management Plan (EMP), which was carried out between October 2004 and April 2006.

The EMP is structured as follows:-

- Environmental Management and Monitoring;
- Occupational Health and Safety;
- Social Management;
- Mine Site Decommissioning and Rehabilitation; and
- Mine Reclamation Costs.

Implementation of the EMP will be the responsibility of the Environmental Manager. A Social Liaison Officer will communicate Swanmines' environmental policies to the local community through an ongoing public consultation process.

EMPs for all the identified positive and negative impacts of the Kalukundi Project have been developed. These plans are based on the social/environmental policies of Swanmines/Africo, DRC Environmental Regulations (Mine Code 2003), and other relevant international guidelines.

An Environmental Monitoring Plan will be implemented by Swanmines and will focus on the monitoring of air, surface water, groundwater and soil. The monitoring plan will be initiated during the construction phase and will be used to assess the mine compliance with DRC Environmental Regulations (Mine Code 2003) and other relevant guidelines.

Internationally accepted standards for occupational health and safety will be implemented by Swanmines to ensure a safe working environment and the prevention of illness and accidents.

Swanmines will implement a Sustainable Development Plan (SDP) that will focus on the local employment of employees and contractors and social development of the region through education and health improvement. Swanmines will aim to provide aid for commercial enterprises and increase the skills levels of the surrounding population through provision of training and literacy classes. The SDP will also focus on public safety, through regular consultation of mine activities with the local population, and responsible environmental management. The SDP will be carried out once the Project is generating revenue from metal sales.

The Mine Reclamation Plan will be implemented by Swanmines and aims to return the land affected by mine activities to its former land use or other sustainable use and prevent adverse impacts on the surrounding watercourses (Kisankala Stream). The management actions proposed to mitigate the project impacts are based on industrial best practice and adapted, where appropriate, to the DRC conditions.

The activities that will be carried out during the closure phase will be completion of processing of the ROM stockpiles, decommissioning of the ROM pad, removal of buildings and all foundations (unless otherwise specified to Swanmines by the local population), cleanup of any contaminated soils and leveling and re-vegetation of the site. Provisional costs for mine reclamation and post-closure environmental monitoring have been included. The total mine reclamation cost is $1.0M. The total cost of post-closure environmental monitoring and reporting is $43,700.

23.10 Taxes

23.10.1 Government

The DRC has a host of different taxes, but mining companies are exempt of many and most are negligible in terms of amount imposed. Only the following taxes have been included in the analysis:-

▪ Additional tax on expatriate salaries	10% of remuneration
▪ Import Duties	2% pre-production and 5% during production
▪ Income Tax	30% of taxable income
▪ Withholding Taxes - repatriation of dividends	10% of dividend paid

The additional tax on expatriate salaries, which may not be deducted from remuneration, has been included in the working cost, whereas the import duties have been included in the capital equipment estimates and consumables portion of working cost.

Taxes that have been ignored as having a negligible effect on working cost are:-

- Tax on Land owned outside the concession area – not applicable
- Tax on rental income – not applicable
- Turnover Tax - on imports – mining is exonerated on exports – mining is exonerated on internal transactions – 5% with rate of 3% applicable to local goods, assumed to be included in cost of sales.

- Road Circulation Tax – on road usage, levied per vehicle – deemed negligible.
- Tax on vehicles – not payable for vehicles used exclusively for mining, deemed negligible for other project vehicles.

23.10.2 Royalties and Agreements

Once production begins, the owners will be required to pay royalties to the DRC Government in accordance with current mining legislation which imposes a royalty tax payable on the sale of minerals at the rate of 0.5% for ferrous metals, 2% for non-ferrous metals and 2.5% for precious metals. Thus Africo will be committed to payment of a 2% royalty on gross sales to the DRC Government.

In accordance with an agreement with Gécamines, a 2.5% royalty on gross sales is payable by the owners of Swanmines to Gecamines.

23.11 Overall Operating Cost Estimate

The overall operating costs for the plant and mining operation per tonne of ore mined are shown in Table 23.12_1.

Table 23.12_1
Kalukundi Project
Overall Operating Costs – Average Over Life of Mine (Annualised at 801,000tpa)

Description	US$/t of ore
Mining	4.32
Process Plant and Infrastructure	44.42
General & Administration	7.28
Total Operating Costs	**56.02**

23.12 Mine Operating Costs

Based on an 800,00t/year ore production schedule and a contractor mining scenario, the total mine operating cost, including pre-production, is $159.5M.

Table 23.13_1 details the annual unit costs for the main activities undertaken in the mining operation and Table 23.13_2 shows the annual unit cost per tonne of material mined for both the contractor and the owner.

The unit mining costs for contract mining increase over time, which is a function of the increasing depth of mining. Year 4 exhibits a reduction in unit mining costs, which is a function of full scale mining operations commencing in the Anticline pit.

The owners unit mining costs exhibit a marked increase from Year 6, which is a function of the decreased strip ratio resulting in proportionately higher unit fixed costs (such as mine supervision).

Table 23.13_1
Kalukundi Project
Annual Mining Cost Summary

$M	Pre-Prod	Yr01	Yr02	Yr03	Yr04	Yr05	Yr06	Yr07	Yr08	Yr09	Yr10	Yr11	Total
Waste Cost	6.85	17.44	16.75	12.99	9.45	6.67	6.65	6.53	5.42	5.09	3.79	0.00	97.64
Ore Cost	0.21	2.96	3.38	3.70	3.07	2.85	3.11	3.41	3.57	4.32	3.28	0.00	33.87
Mining Cost	**7.06**	**20.40**	**20.13**	**16.70**	**12.53**	**9.52**	**9.76**	**9.94**	**8.99**	**9.41**	**7.07**	**0.00**	**131.51**
Grade Control	0.00	0.06	0.06	0.06	0.06	0.06	0.06	0.05	0.06	0.06	0.04	0.00	**0.54**
Rehabilitation	0.26	0.65	0.55	0.38	0.33	0.24	0.22	0.20	0.14	0.12	0.08	0.00	**3.15**
Crusher Feed	0.00	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.72	0.00	**9.09**
Mining Supervision	0.25	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	0.00	**10.23**
Dewatering	0.00	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.00	**5.00**
Total	**7.57**	**23.53**	**23.16**	**19.56**	**15.34**	**12.24**	**12.46**	**12.62**	**11.62**	**12.01**	**9.42**	**0.00**	**159.52**

Table 23.13_2
Kalukundi Project
Unit Mining Cost Summary

$/t	Pre-Prod	Yr01	Yr02	Yr03	Yr04	Yr05	Yr06	Yr07	Yr08	Yr09	Yr10	Yr11	Total
Contractor	2.71	2.93	3.36	3.86	3.31	3.28	3.55	3.94	4.48	5.26	5.45	0.00	**3.57**
Owner	0.20	0.30	0.34	0.42	0.46	0.56	0.59	0.63	0.77	0.85	1.13	0.00	**0.48**

23.13 Process Plant Operating Costs Estimate

The basis for the operating costs is for a milling rate of 801,000tpa or 2,225 tonnes per day. The average operating costs for the process plant (Life of Mine), as detailed in this section are summarised in Table 23.14_1.

The process plant operating costs were estimated by MDM on the following basis:-

- Power costs are based on grid power at US$0.03 /kWh.
- Labour rates provided by Africo were applied to a staffing plan based on prevailing industry norms for a plant with an appropriate degree of automation. The labour compliment is based on provision for shift operating 8-hours. The labour costing also includes all employee overheads in the total cost. This includes holidays based on the applicable shift regime, and where applicable; allowances, social security payments, overtime, and travel costs.
- A production-based bonus is also included for all employees to ensure that all are motivated to ensure maximum production.
- Reagent consumptions have been determined on the basis of laboratory test work and industry experience. Requests for quotations were made to local and international vendors for current reagent pricing.
- Media consumption rates were provided by major equipment vendors based on test work data, and on industry experience, where required. Costing was based on current vendor pricing. No reagent contingencies have been included in the operating cost estimates, on the basis that consumptions of these have been determined from test work and costs are quoted costs.
- Import duties of 2% on capital cost items and first fill and 5% for on-going consumables has been allowed for.

Accuracy of the estimates is ±10%.

Table 23.14_1

Kalukundi Project

Overall Operating Costs – Average Over Life of Mine

Category	Year 1		Year 2		Year 3		Year 4		Year 5		Year 6	
	$/Year	$/t ore milled	$/Year	$/t ore milled	$/Year	$/t ore milled	$/Year	$/t ore milled	$/Year	$/t ore milled	$/Year	$/t Ore Milled
Power	3,469,874	4.33	3,469,874	4.33	3,469,874	4.33	3,469,874	4.33	3,469,874	4.33	3,469,874	4.33
Labour	3,440,400	4.30	3,440,400	4.30	3,440,400	4.30	3,440,400	4.30	3,440,400	4.30	3,440,400	4.30
Reagents	21,213,652	26.48	23,186,078	28.95	24,139,656	30.14	22,278,051	27.81	22,296,480	27.84	23,245,899	29.02
Grinding Media & Liners	1,254,954	1.57	1,254,954	1.57	1,254,954	1.57	1,254,954	1.57	1,254,954	1.57	1,254,954	1.57
Consumables	344,633	0.43	344,633	0.43	344,633	0.43	344,633	0.43	344,633	0.43	344,633	0.43
Maintenance	556,250	0.69	1,112,500	1.39	1,112,500	1.39	2,503,125	3.13	2,503,125	3.13	3,059,375	3.82
Assay	16,020	0.02	16,020	0.02	16,020	0.02	16,020	0.02	16,020	0.02	16,020	0.02
Duties	1,140,662	1.42	1,239,283	1.55	1,286,962	1.61	1,193,882	1.49	1,194,803	1.49	1,242,274	1.55
Total	**31,436,444**	**39.25**	**34,063,742**	**42.53**	**35,064,999**	**43.78**	**34,500,939**	**43.07**	**34,520,289**	**43.10**	**36,073,429**	**45.04**
Tonnes Processed	801,000		801,000		801,000		801,000		801,000		801,000	

Category	Year 7		Year 8		Year 9		Year 10		Life of Mine		Percentage of Total
	$/Year	$/t ore milled	$/Year	$/t ore milled	$/Year	$/t ore milled	$/Year	$/t ore milled	$/Year	$/t ore milled	
Power	3,469,874	4.33	3,469,874	4.33	3,469,874	4.33	2,707,446	4.33	33,936,310	4.33	9.8%
Labour	3,440,400	4.30	3,440,400	4.30	3,440,400	4.30	2,684,448	4.30	33,648,048	4.30	9.7%
Reagents	23,734,081	29.63	24,079,426	30.06	26,535,920	33.13	21,728,359	34.77	232,437,602	29.67	66.8%
Grinding Media & Liners	1,254,954	1.57	1,254,954	1.57	1,254,954	1.57	979,206	1.57	12,273,794	1.57	3.5%
Consumables	344,633	0.43	344,633	0.43	344,633	0.43	268,907	0.43	3,370,601	0.43	1.0%
Maintenance	3,059,375	3.82	2,503,125	3.13	2,503,125	3.13	868,053	1.39	19,780,553	2.52	5.7%
Assay	16,020	0.02	16,020	0.02	16,020	0.02	12,500	0.02	156,680	0.02	0.0%
Duties	1,266,683	1.58	1,283,951	1.60	1,406,775	1.76	1,148,824	1.84	12,404,100	1.58	3.6%
Total	**36,586,020**	**45.68**	**36,392,382**	**45.43**	**38,971,701**	**48.65**	**30,397,743**	**48.64**	**348,007,689**	**44.42**	**100.0%**
Tonnes Processed	801,000		801,000		801,000		624,998		7,833,998		7,833,998

23.14 Capital Cost

23.14.1 Summary

The total capital expenditure of $166.6 in June 2006 terms is forecast to be spent as set out in Table 23.15.1_1 below, with outlays on plant and infrastructure as per a schedule provided by MDM:

Table 23.15.1_1
Kalukundi Project
Summary Capital Expenditure Schedule
US$'000

Capital Item	Period						
	Q-6	Q-5	Q-4	Q-3	Q-2	Q-1	Q1
Computers	60	60			60	60	
Studies	250	250					
Mining	1 405	85					
Plant & Infrastructure	31 816	62 353	19 042	21 007	22 685	6 639	324
Total	**33 531**	**62 748**	**19 042**	**21 007**	**22 745**	**6 699**	**324**

In addition, an amount of $6.85M is provided for pre-stripping during the 6 months preceding start of metal production.

23.14.2 Process Plant Capital Cost Estimate

The capital cost of the process plant is summarised in Table 23.15.2_1. This assumes that a lump sum turnkey contract is signed, and as a result of this includes an allowance for 'contractor's margin' (mark-up).

Table 23.15.2_1
Kalukundi Project
Concentrator Plant and Infrastructure Capital Cost Summary

Description	Cost (US$)	Contingency	Amount (US$)	Duty (US$)	Total Cost (US$)
Civils Cost	12,487,457	10%	1,248,746	58,419	13,794,621
Steelwork Cost	12,501,474	5%	625,074	250,029	13,376,578
Plant Infrastructure Cost	4,902,765	10%	490,277	8,660	5,400,210
Camp Infrastructure Cost	6,417,373	10%	641,737	42,361	7,101,471
Mechanical Cost	13,931,915	5%	696,596	278,638	14,907,149
Electrical Cost	6,912,257	5%	345,613	138,245	7,396,115
Instrumentation Cost	605,314	10%	60,531	12,106	677,952
Piping and Valves Cost	3,991,381	15%	598,707	79,828	4,669,916
G & A Equipment Costs	1,774,618	5%	88,731	35,492	1,898,841
Transport Costs	8,661,816	5%	433,091	0	9,094,906
Construction Cost	14,439,784	10%	1,443,978	0	15,883,762
Rail Spur	7,112,892	7.5%	533,467	42,677	7,689,036
Tailings Facility	4,529,476	10.0%	452,948	0	4,982,424
Village Relocation	$786,350	15.0%	117,953		904,303
EPCM Cost	8,248,667	5.0%	412,433	0	8,661,101
Sub Total	107,303,539	7.6%	8,189,881	944,964	116,438,384
Contractors Margin	8,047,765			0	8,047,765
Road Rehabilitation Provision	1,600,000			0	1,600,000
Outokumpo Package (SX,EW)	22,540,000	0.0%	0	450,800	22,990,800
Acid Plant Package	14,500,000	0.0%	0	290,000	14,790,000
Total Plant and Infrastructure	**153,991,304**		**8,189,881**	**1,685,764**	**163,866,950**

23.15 Economic Analysis

23.15.1 Introduction

The economic evaluation of the Project presented in this study and prepared by RSG Global, assumes the project will be 100% equity financed.

For the purposes of the study, the evaluation is based on 100% of the project cashflows before distribution of profits to the equity owners.

All monetary amounts are in United States of America dollars (US$).

23.15.2 Assumptions

The financial base case has the following capital assumptions as of June 2006:-

- Capital costs $166.6M
- Pre-stripping costs $6.85M
- Capitalised working capital $25.4M
- Annual Sustaining capital costs $0.05M
- Life of Mine 10 years

The basis of the revenue assumptions was the long term forecast prices for copper (US$1.25/lb) and cobalt (US$12.50/lb), in lieu of the current high market spot prices. Using the current high metal prices as basis for the valuation would be not representative of the future market conditions at the time of presumed metal sales.

23.15.3 Financial Outcomes

The Base Case 100%-equity financed scenario, using a constant Cu price of $1.25/lb and a constant Co price of $12/lb, indicates a before-tax internal rate of return (IRR) of 14.7%.

No allowance has been made in the model for the effects and levels of debt financing available or required. When using the maximum allowed level of outside funding in terms of the agreement with Gecamines, the return on investment increases to 28.5%.

Cumulative before-tax cashflows are $580.6M over a ten year mine life. RSG Global has prepared the model based on the current best information in terms of the taxation provisions in the DRC.

Direct operating costs, without credits for by-products, average $1.52/lb Cu and $6.51/lb Co produced over the mine life. The DRC Government benefits by $247M (15.1% of gross revenue) in terms of royalties, income taxes and withholding taxes. Not specifically calculated are additional benefits such as taxes on remuneration and import duties which are part of the cost of sales.

A summary of the Base Case cashflow model is provided in Table 23.16.3_1.

The present mine life of the Project is ten years. The initial capital investment of $167M is paid back in under four years.

Table 23.16.3_1

Kalukundi Project

Summary of Base Case Cashflow Model

Cashflow		Yr-02	Yr-01	Yr01	Yr02	Yr03	Yr04	Yr05	Yr06	Yr07	Yr08	Yr09	Yr10	Total
Gross Revenue	US$'000	0	0	102,523	145,933	147,344	146,802	144,758	144,642	144,124	137,949	146,097	192,146	1,452,319
Royalty & Off-mine Charges	US$'000	0	0	-8,738	-12,916	-12,913	-12,340	-12,359	-12,952	-13,315	-12,954	-13,251	-16,595	-128,332
At-mine Revenue	US$'000	0	0	93,786	133,017	134,431	134,462	132,400	131,690	130,809	124,995	132,846	175,552	1,323,988
Working Cost	US$'000	0	0	-44,611	-62,055	-58,811	-54,097	-51,068	-52,811	-53,476	-52,280	-55,171	-45,171	-529,550
Changes in Stock Level	US$'000	0	0	-416	297	-903	-1,073	-656	314	157	-245	526	-1,879	-3,878
Cost of Sales	US$'000	0	0	-45,027	-61,758	-59,714	-55,170	-51,724	-52,498	-53,319	-52,525	-54,645	-47,050	-533,428
Operating profit	US$'000	0	0	48,758	71,259	74,718	79,292	80,676	79,193	77,491	72,470	78,201	128,502	790,559
Tax		0	0	0	0	-106	-12,606	-19,168	-21,578	-21,942	-21,758	-20,437	-59,569	-177,163
Cash Flow before Tax	US$'000	-97,297	-78,369	25,154	68,447	73,979	78,189	79,309	77,035	75,612	71,318	75,243	132,003	580,622
after Tax	US$'000	-97,297	-78,369	25,154	68,447	73,873	65,583	60,141	55,457	53,670	49,560	54,806	72,433	403,459

Other key outcomes of the financial analysis include:-

- Copper (Cu) revenue at $1.25 per pound Gross - $452.8M At-Mine - $383.2M
- Cobalt (Co) revenue at $12 per pound Gross - $1,018.3M At-Mine - $958.0M
- Cash cost per pound Cu based on percentage of total revenue $0.62/lb
- Cash cost per pound of Co based on percentage of total revenue, net of by-product revenue $0.62/lb
- Cash cost per pound of Co based on percentage of total revenue, net of by-product revenue $6.64/lb
- Cash cost per pound Cu net of Co by product credit -$1.12/lb
- Cash cost per pound Co net of Cu by product credit $1.99/lb
- Total copper production 164,296 tonnes (362.1 million lbs)
- Total cobalt production 38,485 tonnes (84.8 million lbs)

23.15.4 Sensitivity Analysis

Several cashflow projections were calculated whereby certain of the Base Case parameters were varied. In particular, each of the metal prices, capital costs, operating costs, grade and recovery were varied by +10% and -10%.

The results of the sensitivity analyses are summarized in Figures 23.16.4_1, 23.16.4_2 and 23.16.4_3, in which the sensitivity of the project to each of the varied parameters is quantified in terms of change in the Project cashflow calculated at a 10% discount rate and change in the Project Internal Rate of Return (IRR).

The project is very sensitive to metal prices and is generally insensitive to working cost and capital expenditure.

23.16 Mine Life

The present life of the Project, based on the current Reserves, is ten years.

There is considerable scope to increase the current Reserve of 7.8Mt by proving up existing Resources, by carrying out follow up studies and through drilling of other mineralized bodies on the property, as follows;

- Approximately 1.4Mt of Resource are currently not included in the mining plan as Reserves due to the proximity of a powerline. Africo will carry out a small scale study to examine the feasibility of including these resources in the mine plan.
- Within the Kalukundi concession area, twelve fragments have been identified, of which four are the subject of this report. An additional eight mineralized fragments within the concession area have received only preliminary investigation. Limited drilling has been undertaken on selected fragments and the results returned to date indicate that at least two of these fragments, the Kesho fragment, to the east of the Anticline and the Kinshasa fragment in the North West corner area, have significant mineralisation and warrant detailed evaluation.

- Significant resources exist beneath each proposed pit. Additional Resources amounting to 19.3Mt down to a depth of 200m have not been included in the current life of mine plan. Potential further resources are indicated by three boreholes and depths deeper than 200m, providing blue-sky potential for Africo.

23.17 Project Implementation Plan

The Kalukundi project implementation schedule is sensitive to the timing of key activities relative to the rainy season from early November to late March each year. In order to bring the Kalukundi project on line in the first quarter of 2008, a fast track approach to the project programming was evaluated. The main consideration in the planning process was to try to minimise the effects of the wet season. It is apparent that the programme is most adversely affected by the wet season at the end of 2007.

To minimise this seasonal impact, all major civil, structural and mechanical activities must be completed by the end of October 2007. This approach means that the only activities to be completed during November would be the finishing of plant piping and electrical activities. The months of December and January would then be used for plant commissioning and the completion of punch list items.

It is imperative that an early start is made on the road rehabilitation, therefore making the section of the road from Likasi to site accessible for mobilisation of construction equipment and materials. It is envisaged that the mobilisation of equipment to site will take approximately thirty days if contractors have to be mobilised from South Africa, which is the most reliable source. Investigations will however be undertaken in the DRC to source the Road Rehabilitation and Bush Clearing Contractors, thus reducing the mobilisation periods.

If this approach is adopted and properly managed throughout the duration of the project the time delaying wet season effect can be minimised and Africo can expect the production of the first Cu and Co metal in February of 2008.

The following key dates are extracted from the project schedule:-

01 to 30 June 2006	Tender and adjudicate key site contractors
01 to 31 July 2006	Negotiate key design/supply contracts
01 to 31 July 2006	Tender long lead items
01 July 2006 to 28 February 2007	Detailed design
15 July 2006 to 31 October 2006	Bulk earthworks, construction camp, road rehabilitation, commence civils
18 November 2007	Commence dry commissioning
20 December 2007	Commence wet commissioning
05 January 2008	Commence ore commissioning
31 January 2008	First Cu cathode production
28 February 2008	First Co cathode production

23.18 Background information on the Democratic Republic of Congo

23.18.1 Demographics and Geographic Setting

DRC is an independent state with a surface area of 2,345,410km^2, situated in central Africa astride of the equator. It has a coastline of 37km at the Congo River mouth. It borders on Angola in the southwest and west, on Cabinda and the Republic of the Congo in the west, on the Central African Republic and Sudan in the north, on Uganda, Rwanda, Burundi, and Tanzania in the east, and on Zambia in the southeast. Kinshasa is its capital and largest city. Lubumbashi is the second largest city and capital of the southernmost Katanga Province (one of 10 provinces).

The population of the Congo (58.3 million, The CIA World Fact Book, 2005) comprises approximately 200 ethnic groups, the great majority of whom speak one of the vernacular languages. In addition, there are Nilotic speakers in the north near Sudan and scattered groups of Pygmies (especially in the Ituri Forest in the northeast). The principal vernacular-speaking ethnic groups are the Kongo, Mongo, Luba, Bwaka, Kwango, Lulua, Lunda, and Kasai. The Alur are the main Nilotic speakers. In the 1990s, Congo had an influx of immigrants, particularly refugees from neighbouring countries. In 1985, over half the population was rural, but the country is becoming increasingly urbanized.

French is the Congo's official language. Swahili is widely spoken in the east, and Lingala is spoken in the west; Tshilaba is also common. It is estimated that 65.5% of the population are literate in French, Lingala, Kingwana, or Tshiluba. About 50% of the inhabitants are Roman Catholics and 20% are Protestants. A substantial number are adherents of Kimbanguism, an indigenous Christian church. Many also follow traditional religious beliefs and about 10% are Islamic.

The adult HIV/AIDS prevalence rate is 4.2% and AIDS is considered to have a significant impact on the life expectancy and mortality rates of the population. Some 2.4 million people are estimated (2003) to be living with HIV/AIDS.

23.18.2 Political and Financial Status

The area now known as the Democratic Republic of the Congo was populated as early as 10,000 years ago, and settled in the 7th and 8th centuries by people from present-day Nigeria. European exploration and administration took place between the 1870s and the 1920s. The area was first mapped by Henry Morton Stanley. Congo was claimed by King Leopold II of Belgium at the Conference of Berlin in 1885, then known as the 'Congo Free State'. The local population was brutalized in exchange for rubber. During the period between 1885 and 1908, about 10 million Congolese were killed by mercenaries. In 1908, the Belgian parliament bowed to international pressure, and adopted the Free State as a colony, the Belgian Congo.

The DRC, originally known as Zaire, gained its independence on June 30, 1960, after almost a decade of political struggle. The first Prime Minister, Patrice-Emery Lumumba was a member of the politically minor Batatele tribe.

Patrice Lumumba was ousted during independence talks held during in Brussels in 1960. Joseph Mobutu seized power in a coup in November 1965. Many small businesses, owned by foreigners, were nationalized following this coup. In 1991, a multiparty democracy was established in a largely bankrupt country.

Laurent Kabila, backed by Uganda and Rwanda, forced Mobutu into exile in 1997. Kabila was sworn in as president and Zaire was renamed Democratic Republic of Congo (DRC). In 1998, Uganda and Rwanda began to sponsor rebels groups that challenged DRC's central government in the East, and north-east of the country.

Laurent Kabila was assassinated in 2001, and was succeeded by his son Joseph. Occupation by foreign troops remained a major drawback but in the peace process initiated in 2002, a peace agreement was signed with Rwanda, Uganda and Angola and Zimbabwe and foreign troops were withdrawn.

Several International Monetary Fund (IMF) and World Bank missions have met with the Kabila government to help it develop a coherent economic plan and various reforms have been implemented.

In 2004, the GDP was estimated at $42.74 billion, and the per capita income was $700 with a real growth rate of 7.5%. DRC earned $1.42 billion (2003 est.) from exports of diamonds, copper, crude oil, coffee and cobalt. A large portion of the economic activity falls within the informal sector and is consequently not reflected in the GDP data.

Economic stability, aided by international donors has improved over the last few years. New mining contracts have been approved, which could improve DRC's fiscal position and GDP growth.

The current exchange rate of the DRC currency, Congolese franc is 433.5 CDF/US$ (March 2005). The corporate tax rate is 30%.

23.18.3 Mining Industry

The DRC has significant base, precious metal, and diamond resources. The southern province of Katanga hosts an estimated 10% of the world's copper and 50% of its cobalt resources, and in the 1970s the DRC was one of the world's leading copper and cobalt producers. Since the mid-1980s, however, mineral production has fallen dramatically and remains low despite the reforms by the Kabila government.

Early in 2003, a new mining code was promulgated with the assistance of the World Bank. Investors are no longer permitted to negotiate ad hoc mining conventions with the State, and a defined list of tax and customs exemptions is provided, consequently the role of the State is transparent and objective. Under the revised code, foreign investors are allowed to hold mining concessions in the copper-rich Katanga Province in southern DRC where previously state-owned Gécamines still hold exclusive rights.

Base Metals

La Générale des Carrières et des Mines ("Gécamines") is the state-owned mining and exploration company controlling much of the DRC's mining sector. Most of its mines and concentrators at Kolwezi are closed, as is the Luilu refinery. In 2003, Gécamines' production slumped to just 8,200t of copper and 1,200t of cobalt from 25,000t and 8,200t, respectively, in 2002. In the mid 80's, 460,000t of copper and 15,000t of cobalt were produced. Gécamines plans to ramp production to100,000tpa of copper and 10,000tpa of cobalt by 2010, requiring investment of $250 M.

Gécamines has interests in a number of other mining ventures including the Tenke Fungurume copper-cobalt project and the Kipushi zinc mine development.

Gold

A number of mining companies are active in gold exploration including Mvelaphanda Holdings Ltd (Kilomoto), AngloGold Ashanti, Gold Fields, Banro Corp and Moto Mines in the eastern and northern DRC.

Diamonds

The DRC is a significant diamond producer. Most of the diamonds are mined in Eastern Kasai Province near Mbuji Mayi, in Western Kasai at Tshikapa and near Kisangani in Upper Congo. The commercial exploitation of diamonds is dominated by Societe Miniere de Bakwanga ("MIBA"), which has an 80% state ownership. There is also a flourishing small-scale sector of artisan diggers, traffickers and traders. In 2003, the DRC's total diamond production was estimated to have been around 16 Mct worth US$400 M. De Beers, Southern Era Resources and others have recently applied for exploration permits.

23.18.4 Mining Tenure

All the mineral rights in the DRC are vested in the State. Prospecting, exploration and exploitation must be carried out under a permit issued under the New Mining Code.

On 11th July 2002, the New Mining Code (NMC) was approved by parliament and ratified by the President. During March 2003 the new Mining Regulations were ratified, and in April 2003 the new Constitution for the DRC was approved by all parties and signed into affect by the President. The Minister of Mines appointed a commission to validate the mining titles under the New Mining Code of 2002 and to convert previously held titles in terms of the NMC. The final list is now available and a regulatory process is in place to approve title. The Labour Code, the Investment Code and the Forestry code have also been implemented. All aspects of investment in the mining sector are stipulated in the NMC.

The main features of the NMC are:-

- Mineral resources belong to the state,
- No discrimination between public and private enterprises, between national and foreign investors,
- Protection against arbitrary expropriation by the state,

- Protection of the environment,
- The licenses may be Prospecting, Exploration, Exploitation, Small Scale Mining or Tailings Exploitation or Artisan permits,
- Provision of a 5% free carry state shareholding,
- Up to 60% of the net profit after taxes may be held abroad, and
- Accounts are allowed to be held in US$ values.

Should a project be brought into production, a royalty tax is payable on the sale value of minerals at the rate of 0.5% for ferrous metals, 2% for non-ferrous metals and 2.5% for precious metals.

24 ILLUSTRATIONS

Figure 4.1_1
Locality map showing the DRC and its neighbours


DEMOCRATIC
REPUBLIC OF THE
CONGO
National capital
District capital
City, town
Major airport
International boundary
District boundary
Main road
Secondary road
Railroad
CENTRAL AFRICAN REPUBLIC
SUDAN
UGANDA
PROVINCE
ORIENTALE
EQUATEUR
CONGO
NORD
KIVU
RWANDA
BURUNDI
SUD
KIVU
KASAI
ORIENTAL
KASAI
OCCIDENTAL
MANIEMA
BANDUNDU
UNITED
REPUBLIC
OF
TANZANIA
ATLANTIC
OCEAN
ANGOLA
KATANGA
Katanga
Plateau
ZAMBIA
MALAWI
N
Brazzaville
Kinshasa
Bangui
Luanda
Lubumbashi
Kolwezi
Likasi

Note the location of the Katanga Province and the centres of Kolwezi, Likasi and Lubumbashi in the southern portion of DRC.

Figure 4.1_2
Locality map of part of Katanga Province showing the Copperbelt region and the position of the Kalukundi concession


KALUKUNDI PROJECT LOCALITY MAP
KOLWEZI
LIKASI
DRC
ZAMBIA
DEMOCRATIC REPUBLIC OF CONGO
(DRC)
ZAMBIA
ZAMBIA
LUBUMBASHI

Figure 4.3_1
Ownership of the Kalukundi Project


Rubicon Minerals
38.8%
Africo Resources
36%
H&J Family Trust
Gecamines
75%
25%
Swanmines
(Kalukundi)

Figure 7.1_1

Stratigraphic column for the Katanga supergroup, emphasising the main units of interest in the Lower Roan formation

Katanga System Stratigraphy

System	Series	Formation	Local Name	Description	Thickness (m)
KATANGA	KUNDELUNGU SUPERIEUR - UPPER KUNDELUNGU			Sediments, at base limestones, calcschists grading into shales, sandstones at base Petit Conglomerat	30 - 50
	KUNDELUNGU INFERIEUR - LOWER KUNDELUNGU			Sediments, sandstones and shales, at base Grand Conglomerat	200 - 500
	ROAN	R4-1and 2	MWASHYA	Shales, siltstone, sandstone to dolomites, limestones, oolithic, jasper and frequently siliceous beds and cherts	50 -100
		R3-2	DIPETA	Shales and sandy schists with intercalated dolomites and limestones	1000?
		R3-1	RGS	Roches Greseuse Superieur, dolomitic shales and sandy schists, towards top beds of silicified dolomites	100 -200
		R2-3	CMN	**Calcaire a Minerals Noirs**, light coloured dolomites with thin beds of white sandstone argilitic dolomites alternating with schists, sometimes graphitic and two collenia (stromatolite) horizons locally, at base dolomitic sandstones	130
		R2-2	SDS	**Schistes Dolomitic Superieur**, upper dolomitic shales, subdivided as follows:- SD 3b finely laminated black, graphitic shales, highly micaceous, sandy dolomites SD 3a micaceous, sandy shales, dolomitic, grey-green, well bedded SD 2d shale, dolomitic and graphitic SD 2c shale, dolomitic and sandy, grey-green SD 2b dolomite, massive, light coloured, collenia (stromatolitic) dolomite SD 2a dolomitic, graphitic black shale, micaceous SD 1b BOMZ (Black Ore Main Zone) blue-grey, crystalline dolomite	50 -80
		R2-1	SDB	SD 1a **Schistes De Base**, shale dolomitic, well bedded, micaceous, light grey nodule horizons at base	10 -15
			RSC	**Roches Silicleuses Cellulaire**, massive, crystalline light coloured dolomite, black crystals present (heterogenite ?), locally developped collenia horizons, occasionally shales at bottom and top, extreme cellular weathering	12 -25
			RSF	**Roches Silicleuses Feuilletees**, siliceous, dolomitic shales, micaceous, light-grey weathering whitish, extremely finely laminated	5
			D STRAT	**Dolomie Stratifiee**, argilitic dolomite. well bedded to laminated, light-grey in colour light-brown, yellow weathering, chert horizons, nodule layer towards top	3
			[illegible]	**Roches Argilleuses Talceuse**, argillitic sandstones, massive and dolomitic, light-grey talc present in varying quantities	2 -5
		R1	RAT 2	**Roches Argilleuses Talceuse**, argillitic siltstones, dolomitic, banded to well bedded containing beds of dolomitic sandstone and occasionally beds of collenia (stromatilitic) dolomite	190
			RAT 1	**Roches Argilleuses Talceuse**, upper portion silty argillite, red and bedded. Lower portion unknown	40
			POUDINGUE	Unknown formation, transgression conglomerate and arkoses in other localities	?
Unconformity or thrust plane?, sheared contact ?					
?	?	?	Br	**Breche Heterogene**, possibly Roan or maybe Kundelungu?	?

Figure 7.2_1
Plan of the Kalukundi Concession, 591 showing the Distribution of the Mineralised Fragments and Local Infrastructure


KALUKUNDI GEOLOGICAL MAP
B
C
D
E
F
A
KII
KALUKUNDI
ANTICLINE
PRINCIPAL
N
W
E
S
LEGENDS
D_STRAT
RAT_GR
RSC
RSF
SDB
SCALE 1:30 000

Figure 17.3.2_1
Recovery vs Cu grade for RATG in the Kalukundi Fragment



Recovery and grade
120
100
80
60
40
20
0
Recovery, %
0
5
10
15
20
25
30
Grade, Cu %

Figure 23.1.5_1
Kalukundi Pit Optimisation Results
March 06
Cu = $1.25/lb, Co = $12.00/lb; Measured + Indicated Resources



Tonnes [Mt]
0
10
20
30
40
50
60
Cashflow (US$'000,000)
0
100
200
300
400
500
600
700
800
900
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39
Pit Shell
Total Material
Ore
Undisc. CF
Disc. CF Best
Disc. CF Worst
Disc. CF Av.

Figure 23.1.6_1
Kalukundi and Kii Pits with Waste Dumps



Waste Dump
1445RL
Kii Pit
Waste Dump
1450RL
Kalukundi Pit

Figure 23.1.6_2
Principal and Anticline Pits with Waste Dumps



Waste Dump
1455RL
Waste Dump
1455RL
Principle Pit
Anticline Pit

Figure 23.1.8_1
Total Material Movement Schedule by Pit



8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Total Tonnes
Pre-Prod
Yr01
Yr02
Yr03
Yr04
Yr05
Yr06
Yr07
Yr08
Yr09
Yr10
Principal Pit
Anticline Pit
Kalukundi Pit
Kii Pit

Figure 23.16.4_1
Project IRR Sensitivity to Metal Price Changes



25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
% Change in IRR
Base Case IRR of 14.7%
9.60
10.80
12.00
13.20
14.40
Cobalt Price
Copper Price of 1.00/lb
1.10/lb
1.25/lb
1.40/lb


Figure 23.16.4_2
Project NPV Sensitivity to Working Cost and Capital Variations
30%
20%
10%
0%
-10%
-20%
-30%
-40%
% Change in Project NPV
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
% Change in Variable
Working Cost
Capital Expenditure


Figure 23.15.4_3
Project IRR Sensitivity to Working Cost and Capital Variations
20%
19%
18%
17%
16%
15%
14%
13%
12%
11%
10%
% Change in IRR
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
% Change in Variable
Working Cost
Capital Expenditure

APPENDIX 1:

Company Standards and Blanks Plots

Standard:	A		No of Analyses:	100
Element:	Cu %		Minimum:	3.65
Units:			Maximum:	4.15
Detection Limit:			Mean:	3.99
Expected Value (EV):	4.05		Std Deviation:	0.07
E.V. Range:	3.65 to 4.46		% in Tolerance	100.00 %
			% Bias	-1.54 %
			% RSD	1.80 %


Standard Control Plot
(Standard: A)
Cu % (g/t)
10.03.05
17.01.05
18.03.05
21.02.05
23.11.04
24.01.05
28.02.05
31.03.05
31.03.05
Date analysed
Cu %
Expected Value = 4.05
EV Range (3.65 to 4.46)
Mean of Cu % = 3.99


Cumulative Deviation from Assay Mean
(Standard: A)
Cumulative Sum of Cu % - Mean (g/t)
10.03.05
17.01.05
18.03.05
21.02.05
23.11.04
24.01.05
28.02.05
31.03.05
31.03.05
Date analysed
Cu %
Mean of Cumulative Sum of Cu % - Mean (g/t) = -0.87


Cumulative Deviation from Expected Value
(Standard: A)
Cumulative Sum of Cu % - Expected Value (g/t)
10.03.05
17.01.05
18.03.05
21.02.05
23.11.04
24.01.05
28.02.05
31.03.05
31.03.05
Date analysed
Cu %
Mean of Cumulative Sum of Cu % - Expected Value (g/t) = -4.03

Standard: Element: Units: Detection Limit: Expected Value (EV): E.V. Range:	A Co % 1.28 1.15 to 1.41		No of Analyses: Minimum: Maximum: Mean: Std Deviation: % in Tolerance % Bias % RSD	100 1.09 1.33 1.26 0.04 98.00 % -1.99 % 3.06 %

Standard Control Plot
(Standard: A)


Co % (g/t)
1.4
1.3
1.2
1.1
1.0
10.03.05
17.01.05
18.03.05
21.02.05
23.11.04
24.01.05
28.02.05
31.03.05
31.03.05
Date analysed
Co %
Expected Value = 1.28
EV Range (1.15 to 1.41)
Mean of Co % = 1.26

Cumulative Deviation from Assay Mean
(Standard: A)


Cumulative Sum of Co % - Mean (g/t)
0.4
0.3
0.2
0.1
0.0
-0.1
-0.2
-0.3
-0.4
-0.5
10.03.05
17.01.05
18.03.05
21.02.05
23.11.04
24.01.05
28.02.05
31.03.05
31.03.05
Date analysed
Co %
Mean of Cumulative Sum of Co % - Mean (g/t) = -0.09

Cumulative Deviation from Expected Value
(Standard: A)


Cumulative Sum of Co % - Expected Value (g/t)
0.0
-1.0
-2.0
-3.0
10.03.05
17.01.05
18.03.05
21.02.05
23.11.04
24.01.05
28.02.05
31.03.05
31.03.05
Date analysed
Co %
Mean of Cumulative Sum of Co % - Expected Value (g/t) = -1.37

Standard:	B	No of Analyses:	23
Element:	Cu %	Minimum:	0.00
Units:		Maximum:	0.03
Detection Limit:		Mean:	0.02
Expected Value (EV):	0.03	Std Deviation:	0.01
E.V. Range:	0.02 to 0.03	% in Tolerance	95.65 %
		% Bias	-4.35 %
		% RSD	21.32 %



Standard Control Plot
(Standard: B)
Cu % (g/t)
0.025
0.020
0.015
0.010
0.005
0.000
Date analysed
Cu %
Expected Value = 0.03
EV Range (0.02 to 0.03)
Mean of Cu % = 0.02



Cumulative Deviation from Assay Mean
(Standard: B)
Cumulative Sum of Cu % - Mean (g/t)
0.000
-0.005
-0.010
-0.015
-0.020
-0.025
Date analysed
Cu %
Mean of Cumulative Sum of Cu % - Mean (g/t) = -0.01



Cumulative Deviation from Expected Value
(Standard: B)
Cumulative Sum of Cu % - Expected Value (g/t)
-0.025000000
-0.025000001
-0.025000002
-0.025000003
-0.025000004
-0.025000005
-0.025000006
-0.025000007
-0.025000008
-0.025000009
Date analysed
Cu %
Mean of Cumulative Sum of Cu % - Expected Value (g/t) = -0.03

Standard:	B		No of Analyses:	23
Element:	CO %		Minimum:	0.00
Units:			Maximum:	0.04
Detection Limit:			Mean:	0.02
Expected Value (EV):	0.03		Std Deviation:	0.01
E.V. Range:	0.02 to 0.03		% in Tolerance	0.00 %
			% Bias	-36.52 %
			% RSD	66.12 %



Standard Control Plot
(Standard: B)
Co % (g/t)
Date analysed
Co %
Expected Value = 0.03
EV Range (0.02 to 0.03)
Mean of Co % = 0.02



Cumulative Deviation from Assay Mean
(Standard: B)
Cumulative Sum of Co % - Mean (g/t)
Date analysed
Co %
Mean of Cumulative Sum of Co % - Mean (g/t) = 0.00



Cumulative Deviation from Expected Value
(Standard: B)
Cumulative Sum of Co % - Expected Value (g/t)
Date analysed
Co %
Mean of Cumulative Sum of Co % - Expected Value (g/t) = -0.11

Standard:	IW		No of Analyses:	18
Element:	Cu %		Minimum:	0.00
Units:			Maximum:	0.03
Detection Limit:			Mean:	0.01
Expected Value (EV):	0.01		Std Deviation:	0.01
E.V. Range:	0.01 to 0.01		% in Tolerance	0.00 %
			% Bias	11.11 %
			% RSD	111.80 %



Standard Control Plot
(Standard: IW)
Cu % (g/t)
0.025
0.020
0.015
0.010
0.005
0.000
16.04.05
18.04.05
20.04.05
20.04.05
20.04.05
20.04.05
25.04.05
25.04.05
25.04.05
29.04.05
31.03.05
31.03.05
Date analysed
Cu %
Expected Value = 0.01
EV Range (0.01 to 0.01)
Mean of Cu % = 0.01



Cumulative Deviation from Assay Mean
(Standard: IW)
Cumulative Sum of Cu % - Mean (g/t)
0.03
0.02
0.01
0.00
-0.01
-0.02
-0.03
-0.04
-0.05
-0.06
16.04.05
18.04.05
20.04.05
20.04.05
20.04.05
20.04.05
25.04.05
25.04.05
25.04.05
29.04.05
31.03.05
31.03.05
Date analysed
Cu %
Mean of Cumulative Sum of Cu % - Mean (g/t) = -0.01



Cumulative Deviation from Expected Value
(Standard: IW)
Cumulative Sum of Cu % - Expected Value (g/t)
0.04
0.03
0.02
0.01
0.00
-0.01
-0.02
-0.03
-0.04
-0.05
16.04.05
18.04.05
20.04.05
20.04.05
20.04.05
20.04.05
25.04.05
25.04.05
25.04.05
29.04.05
31.03.05
31.03.05
Date analysed
Cu %
Mean of Cumulative Sum of Cu % - Expected Value (g/t) = 0.00

Standard:	IW		No of Analyses:	18
Element:	Co %		Minimum:	0.00
Units:			Maximum:	0.06
Detection Limit:			Mean:	0.02
Expected Value (EV):	0.01		Std Deviation:	0.03
E.V. Range:	0.01 to 0.01		% in Tolerance	0.00 %
			% Bias	122.22 %
			% RSD	112.81 %



Standard Control Plot
(Standard: IW)
Co % (g/t)
Date analysed
Co %
Expected Value = 0.01
EV Range (0.01 to 0.01)
Mean of Co % = 0.02



Cumulative Deviation from Assay Mean
(Standard: IW)
Cumulative Sum of Co % - Mean (g/t)
Date analysed
Co %
Mean of Cumulative Sum of Co % - Mean (g/t) = -0.02



Cumulative Deviation from Expected Value
(Standard: IW)
Cumulative Sum of Co % - Expected Value (g/t)
Date analysed
Co %
Mean of Cumulative Sum of Co % - Expected Value (g/t) = 0.09

Standard:	SGSWASTE		No of Analyses:	14
Element:	Cu %		Minimum:	0.03
Units:			Maximum:	0.03
Detection Limit:			Mean:	0.03
Expected Value (EV):	0.03		Std Deviation:	0.00
E.V. Range:	0.03 to 0.03		% in Tolerance	0.00 %
			% Bias	-16.67 %
			% RSD	0.00 %


Standard Control Plot
(Standard: SGSWASTE)
Cu % (g/t)
0.032
0.031
0.030
0.029
0.028
0.027
0.026
0.025
16.04.05
18.04.05
20.04.05
20.04.05
25.04.05
25.04.05
29.04.05
31.03.05
31.03.05
Date analysed
Cu %
Expected Value = 0.03
EV Range (0.03 to 0.03)
Mean of Cu % = 0.03


Cumulative Deviation from Assay Mean
(Standard: SGSWASTE)
Cumulative Sum of Cu % - Mean (g/t)
1
0
16.04.05
18.04.05
20.04.05
20.04.05
25.04.05
25.04.05
29.04.05
31.03.05
31.03.05
Date analysed
Cu %
Mean of Cumulative Sum of Cu % - Mean (g/t) = 0.00


Cumulative Deviation from Expected Value
(Standard: SGSWASTE)
Cumulative Sum of Cu % - Expected Value (g/t)
0.00
-0.01
-0.02
-0.03
-0.04
-0.05
-0.06
-0.07
-0.08
16.04.05
18.04.05
20.04.05
20.04.05
25.04.05
25.04.05
29.04.05
31.03.05
31.03.05
Date analysed
Cu %
Mean of Cumulative Sum of Cu % - Expected Value (g/t) = -0.04

Standard:	SGSWASTE	No of Analyses:	14
Element:	Co %	Minimum:	0.01
Units:		Maximum:	0.05
Detection Limit:		Mean:	0.03
Expected Value (EV):	0.03	Std Deviation:	0.02
E.V. Range:	0.03 to 0.03	% in Tolerance	14.29 %
		% Bias	-14.29 %
		% RSD	60.09 %



Standard Control Plot
(Standard: SGSWASTE)
Co % (g/t)
0.05
0.04
0.03
0.02
0.01
16.04.05
18.04.05
20.04.05
20.04.05
25.04.05
25.04.05
29.04.05
31.03.05
31.03.05
Date analysed
Co %
Expected Value = 0.03
EV Range (0.03 to 0.03)
Mean of Co % = 0.03



Cumulative Deviation from Assay Mean
(Standard: SGSWASTE)
Cumulative Sum of Co % - Mean (g/t)
0.00
-0.01
-0.02
-0.03
-0.04
-0.05
-0.06
-0.07
-0.08
16.04.05
18.04.05
20.04.05
20.04.05
25.04.05
25.04.05
29.04.05
31.03.05
31.03.05
Date analysed
Co %
Mean of Cumulative Sum of Co % - Mean (g/t) = -0.03



Cumulative Deviation from Expected Value
(Standard: SGSWASTE)
Cumulative Sum of Co % - Expected Value (g/t)
-0.02
-0.03
-0.04
-0.05
-0.06
-0.07
-0.08
16.04.05
18.04.05
20.04.05
20.04.05
25.04.05
25.04.05
29.04.05
31.03.05
31.03.05
Date analysed
Co %
Mean of Cumulative Sum of Co % - Expected Value (g/t) = -0.06

APPENDIX 2:

Repeats and Umpire Plots

	Original_Co	Repeat_Co	Units			Result
No. Pairs:	82	82			Pearson CC:	0.93
Minimum:	0.02	0.02	g/t		Spearman CC:	0.97
Maximum:	5.44	4.41	g/t		Mean HARD:	10.84
Mean:	0.86	0.82	g/t		Median HARD:	8.80
Median	0.47	0.43	g/t			
Std. Deviation:	0.95	0.90	g/t		Mean HRD:	2.66
Coefficient of Variation:	1.11	1.10			Median HRD	2.84



T & H Precision Plot (Assay Pairs)
(All Data)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10% 20% 30% 50%



Rank HARD Plot
(All Data)
HARD (%)
Rank (%)
60.98% of data are within Precision limits
Precision: 10%



Mean vs. HARD Plot
(All Data)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 10.84
Median HARD: 8.80
Precision: 10%



HRD Histogram
(All Data)
Frequency (%)
HRD (/100)
Mean HRD: 2.66
Median HRD: 2.84
Precision: +/-10%



Correlation Plot
(All Data)
Repeat_Co (g/t)
Original_Co (g/t)
P.CC= 0.93 S.CC= 0.97
Ref. Line
y = 0.88x + 0.06



QQ Plot
(All Data)
Repeat_Co (g/t)
Original_Co (g/t)
Ref. Line
y = 0.94x + 0.02

	Original_Cu	Repeat_Cu	Units			Result
No. Pairs:	82	82			Pearson CC:	0.95
Minimum:	0.38	0.32	g/t		Spearman CC:	0.96
Maximum:	28.00	32.60	g/t		Mean HARD:	10.40
Mean:	8.20	7.68	g/t		Median HARD:	7.67
Median	6.05	6.46	g/t			
Std. Deviation:	6.33	5.98	g/t		Mean HRD:	3.86
Coefficient of Variation:	0.77	0.78			Median HRD	3.92



T & H Precision Plot (Assay Pairs)
(All Data)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10% 20% 30% 50%
Rank HARD Plot
(All Data)
HARD (%)
Rank (%)
62.20% of data are within Precision limits
Precision: 10%
Mean vs. HARD Plot
(All Data)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 10.40
Median HARD: 7.67
Precision: 10%
HRD Histogram
(All Data)
Frequency (%)
HRD (/100)
Mean HRD: 3.86
Median HRD: 3.92
Precision: +/-10%
Correlation Plot
(All Data)
Repeat_Cu (g/t)
Original_Cu (g/t)
P.CC= 0.95 S.CC= 0.96
Ref. Line
y = 0.90x + 0.34
QQ Plot
(All Data)
Repeat_Cu (g/t)
Original_Cu (g/t)
Ref. Line
y = 0.93x + 0.04

	SGS JHB Cu	SGS Tor Cu	Units			Result
No. Pairs:	256	256			Pearson CC:	1.00
Minimum:	0.00	0.00	g/t		Spearman CC:	1.00
Maximum:	30.30	30.60	g/t		Mean HARD:	3.67
Mean:	3.87	3.85	g/t		Median HARD:	1.24
Median	2.00	2.08	g/t			
Std. Deviation:	4.96	4.91	g/t		Mean HRD:	-1.61
Coefficient of Variation:	1.28	1.27			Median HRD	0.00


T & H Precision Plot (Assay Pairs)
(All Data)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%


Rank HARD Plot
(All Data)
HARD (%)
Rank (%)
93.36% of data are within Precision limits
Precision: 10%


Mean vs. HARD Plot
(All Data)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 3.67
Median HARD: 1.24
Precision: 10%


HRD Histogram
(All Data)
Frequency (%)
HRD (/100)
Mean HRD: -1.61
Median HRD: 0.00
Precision: +/-10%


Correlation Plot
(All Data)
SGS Tor Cu (g/t)
SGS JHB Cu (g/t)
P.CC= 1.00 S.CC= 1.00
Ref. Line
y = 0.99x + 0.02


QQ Plot
(All Data)
SGS Tor Cu (g/t)
SGS JHB Cu (g/t)
Ref. Line
y = 0.99x + 0.02

	SGS JHB Co	SGS Tor Co	Units			Result
No. Pairs:	266	266			Pearson CC:	1.00
Minimum:	0.00	0.00	g/t		Spearman CC:	1.00
Maximum:	8.89	8.58	g/t		Mean HARD:	9.54
Mean:	0.71	0.67	g/t		Median HARD:	3.54
Median	0.40	0.38	g/t			
Std. Deviation:	1.00	0.97	g/t		Mean HRD:	8.09
Coefficient of Variation:	1.40	1.43			Median HRD	3.12


T & H Precision Plot (Assay Pairs)
(All Data)
Absolute Difference (g/t)
Mean of Data Pair (g/t)
10%
20%
30%
50%


Rank HARD Plot
(All Data)
HARD (%)
Rank (%)
80.08% of data are within Precision limits
Precision: 10%


Mean vs. HARD Plot
(All Data)
HARD (%)
Mean of Data Pair (g/t)
Mean HARD: 9.54
Median HARD: 3.54
Precision: 10%


HRD Histogram
(All Data)
Frequency (%)
HRD (/100)
Mean HRD: 8.09
Median HRD: 3.12
Precision: +/-10%


Correlation Plot
(All Data)
SGS Tor Co (g/t)
SGS JHB Co (g/t)
P.CC= 1.00 S.CC= 1.00
Ref. Line
y = 0.97x -0.01


QQ Plot
(All Data)
SGS Tor Co (g/t)
SGS JHB Co (g/t)
Ref. Line
y = 0.97x -0.01

APPENDIX 3:

Confirmation of Title

DJUNGA & RISASI

7ème Etage, Avenue des Aviateurs, Immeuble UBC
Kinshasa/Gombe, République Démocratique du Congo
Tel: (243) 818846225/818848336
Fax: (243) 813016638
E-mail: jurisconsults@ic.cd

4 April 2006

Michael Keating
Chief Operating Officer
Africo Resources Limited
Johannesburg
South Africa

Re: **Swanmines – Title Opinion**

Dear Michael,

We refer to your letter dated 27 March 2006 in which you requested that we provide with a legal opinion concerning the standing of the Kalukundi mining title held by Swanmines.

For the purposes of this opinion we have examined the laws and regulations of the Democratic Republic of Congo ("**DRC**") as well as the records of the Mining Registry.

1. Mining right status

Our review of the records of the Mining Registry indicates that Swanmines is the holder of Exploitation Permit No. 591 in respect of the Kalukundi deposit (the "**Kalukundi Exploitation Permit**"). We have seen a copy of the Kalukundi Exploitation Permit dated 28 January 2004. The Kalukundi Exploitation Permit was issued by the Mining Registry (*Cadastre Minier*) further to an application by Swanmines to convert its old mining title (Concession No. 242) into an Exploitation Permit. Indeed, under the previous mining legislation of the DRC (Ordinance-Law No 81-013 of 2 April 1981), Swanmines was the holder of Concession No. 242 granted by Ministerial Decree No. 135/CAB.MINES-

HYDRO/01/2001 of 11 October 2001. Following the enactment of Law No. 007/2002 of 11 July 2002 (the "**Mining Code**") and Decree No. 038/2003 of 26 March 2003 (the "**Mining Regulations**"), the holders of mining rights were required to validate their mining rights and to apply with the Mining Registry for the conversion of their existing mining right into one of the mining rights as recognized under the Mining Code and to adapt the shape of their mining perimeters to the new cadastral grid. It appears from the list of validated mining rights published in the official gazette on 15 April 2003 that Swanmines had duly validated its right over Concession No. 242. Concession No. 242 was then converted by Swanmines into Exploitation Permit No. 591 once the shape of the mining perimeter which it covers had been adapted to the new cadastral grid.

The Kalukundi Exploitation Permit has been validly created and is duly registered in the name of Swanmines.

2. Nature of the Permit

The Kalukundi Exploitation Permit consists of 23 blocks for a total area of 19.54 square kilometres approximately and confers on Swanmines the exclusive right to carry out, within the perimeter over which it has been granted, exploration, development, construction and exploitation works for copper, cobalt, gold and nickel and associated mineral substances, in accordance with its terms.

3. Term of the Permit

The Mining Code provides that the term of an exploitation permit is thirty years, renewable several times for a period of fifteen years (Mining Code, Article 67). However, given that the Kalukundi Exploitation Permit stems from Concession No. 242 granted under the former mining legislation, it is valid for the duration of the original term, i.e. from 11 October 2001 to 10 October 2021, and renewable thereafter twice for periods of fifteen years.

4. Swanmines' Obligations

4.1 Surface area fees

Under the Mining Code, the holder of an exploitation permit must pay the annual surface area fees per quadrangle before the end of the first quarter of the calendar year. Failure to pay the annual surface area fees per quadrangle is punishable by withdrawal of the permit (Mining Code, Article 198).

We have been able to ascertain that Swanmines has paid the annual surface area fees for 2005 and 2006 to maintain the Kalukundi Exploitation Permit current.

4.2 Obligation to commence works

The Mining Code requires the title holder to commence development and construction works within three years of the date the exploitation permit is issued (Mining Code, Article 197). Failure to comply with the obligation to commence the exploitation works is also punishable by withdrawal of the permit.

However, the obligation to commence works within the prescribed period is not applicable to Swanmines pursuant to Article 580(f) of the Mining Regulations insofar as the Kalukundi Exploitation Permit originates from a permit (Concession No. 242) which existed prior to the entry into force of the Mining Code.

4.3 Environmental obligations

All mining operations are required to be the subject of an environmental study (Mining Code, Article 204 and Mining Regulations, Article 450). When a permit such as the Kalukundi Exploitation Permit is obtained pursuant to the conversion of a pre-existing mining right, the Mining Regulations require the holder to submit for approval to the Department in charge of the Protection of the Mining Environment ("DPEM") an environmental adjustment plan ("EAP") which must describe the state of the mining site and its surroundings as well as the measures already taken, in progress or envisaged to protect the environment over the course of ten years if the exploitation will use a chemical treatment or concentration plants (Mining Regulations, Articles 466 and 467). Failure to submit an EAP may entail the suspension of works.

It is our understanding that Swanmines has not yet submitted an environmental study for approval by the DPM given that the mining operations have not commenced, but Swanmines has engaged the services of a consultant to prepare such an environmental study in respect of the Kalukundi mining project to comply with the provisions of the Mining Code.

5. **Liens or encumbrances over the Permit**

Our review of the records of the Mining Registry reveals that at the date of this opinion the Kalukundi Exploitation Permit is free and clear of any liens, mortgage or security interest of any kind. There are no special conditions placed on the Kalukundi Exploitation Permit other than the general conditions applicable to all exploitation permits pursuant to the Mining Code.

6. **Litigation and judicial judgements**

Pursuant to the records of the tribunals of Grande Instance of Lubumbashi and Kinshasa and to the best of our knowledge, there is no litigation currently pending in which Swanmines is involved as either a plaintiff or defendant with respect to the Kalukundi Exploitation Permit.

We hope that the foregoing has been responsive to your request. If you have any questions, please do not hesitate to contact us.

Sincerely,

DJUNGA & RISASI

Pierre Risasi

Form 51-102F3

Material Change Report

Item 1: Name and Address of Company

Africo Resources Ltd. (formerly CopperCo Resource Corp.)
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

("Africo")

Item 2 Date of Material Change

December 8, 2006.

Item 3 News Release

The news release was disseminated on December 14, 2006 by way of Canada NewsWire.

Item 4 Summary of Material Change

The Plan of Arrangement (the "Arrangement") between Africo and Rubicon Minerals Corporation, among others, was completed effective December 8, 2006. By virtue of the Arrangement, Africo became a reporting issuer in Alberta, British Columbia, Ontario and Québec. Trading of Africo's common shares commenced on the TSX on December 15, 2006, under the symbol ARL.

Item 5 Full Description of Material Change

The Plan of Arrangement (the "Arrangement") between Africo and Rubicon Minerals Corporation, among others, was completed effective December 8, 2006. By virtue of the Arrangement, Africo became a reporting issuer in Alberta, British Columbia, Ontario and Québec. Trading of Africo's common shares commenced on the TSX on December 15, 2006, under the symbol ARL.

As a result of the Arrangement, Africo has also received from escrow net proceeds of $18,716,033 pursuant to its private placement of 5,000,000 units at a price of $4.00 per unit. Each unit consisted of one common share of Africo and one-half of one share purchase warrant, each whole warrant entitling the holder to acquire an additional common share of Africo at a price of $5.00 until May 23, 2008 (subject to adjustment in certain circumstances).

Africo's material property is the Kalukundi Property, a copper/cobalt property located within the Kolwezi District of Katanga Province in the south-east of the Democratic Republic of the Congo. A technical report on the Kalukundi Property dated June 2006 (the "Kalukundi Report") written by John Hearne, BEng., MBA, MAusIMM, and Dr. Julian Verbeek, BSc (Honours), PhD (Geol.), MAusIMM, both principal consultants with RSG Global, who was retained by Africo to

prepare a technical report compliant with NI 43-101, has been filed with regulators concurrent with the filing of the December 14, 2006 news release and is available for viewing through the Internet at the SEDAR website at www.sedar.com under Africo's Issuer Profile.

For further information with respect to the Arrangement, please refer to the news release of Rubicon Minerals Corporation dated December 8, 2006, which is available for viewing through the Internet at the SEDAR website at www.sedar.com under the Rubicon Minerals Corporation Issuer Profile.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Chris Theodorpoulos, Chairman of the Board

Business Telephone: (604) 605-4298
Facsimile: (604) 685-9798

Item 9 Date of Report

December 18, 2006.

COPPERCO RESOURCE CORP.
(Name changed to AFRICO RESOURCES LTD on December 8, 2006)
Interim Financial Statements
(Stated in US Dollars)
Unaudited

Period from incorporation to September 30, 2006

NOTICE TO READER:

The attached financial statements have been prepared by management of CopperCo Resource Corp. and have not been reviewed by the auditor of CopperCo Resource Corp.

COPPERCO RESOURCE CORP.
Interim Balance Sheet
(Stated in US Dollars)

		September 30, 2006
ASSETS		
Total Assets	$	-
LIABILITIES		
Total liabilities and shareholders' equity	$	-

See accompanying notes to the consolidated financial statements

Subsequent events (note 3)

Approved by the Board of Directors:

"David Adamson"	*"Chris Theodoropoulos"*
David Adamson Director	Chris Theodoropoulos Director

COPPERCO RESOURCE CORP.

Interim Statement of Operations and Deficit
(Stated in US Dollars)

	Period from incorporation to September 30, 2006
Profit for the period	$ -
Retained earnings, beginning of period	-
Retained earnings, end of period	$ -

See accompanying notes to the consolidated financial statements

COPPERCO RESOURCE CORP.

Notes to the Interim Financial Statements
(Stated in US Dollars)

1. NATURE OF OPERATIONS

CopperCo Resource Corp. (CopperCo) was incorporated on July 4, 2006, pursuant to the Canada Business Corporations Act, for the purpose of entering into the plan of arrangement described below.

CopperCo entered into an arrangement agreement with Rubicon Minerals Corporation (Rubicon), Africo Resources Ltd (Africo), and Paragon Minerals Corporation (Paragon), on July 6, 2006, the purpose of which was, inter-alia, to distribute Rubicon's investment in Africo to its shareholders as publicly traded shares of a newly created entity (CopperCo Resource Corp) in which Africo's shareholders, other than Rubicon, would also participate.

The arrangement agreement was given effect after the period end, on December 8, 2006 and is further described in note 3.

The arrangement agreement resulted in CopperCo indirectly (through it's ownership of Africo) holding a 48% interest in H&J Swanepoel Family Trust s.p.r.l. (H&J), which in turn holds a 75% equity interest in Swanmines sprl, a company incorporated under the laws of the Democratic Republic of the Congo (the "DRC") which holds an exploitation permit on the Kalukundi copper / cobalt project located in the DRC (the Kalukundi project). Africo can increase its interest in H&J to 100% subject to certain payment obligations. It has completed a feasibility study in respect of the Kalukundi project.

As a result of the plan of arrangement, the name of CopperCo was changed to Africo Resources Ltd on December 8, 2006. The name of the company previously known as Africo Resources Ltd was contemporaneously changed to Africo Resources (BC) Ltd.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The interim financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada.

CopperCo has not issued any securities and has had no activity in the period. Accordingly, no Statement of Cash Flows is presented.

3 SUBSEQUENT EVENTS

In addition to the events disclosed in Note 1, the following occurred during the period subsequent to September 30, 2006 and up until December 15, 2006:

<u>Share Capital</u>

Shares issued

CopperCo entered into a plan of arrangement as described in note 1 above. In terms of the plan of arrangement CopperCo would acquire 100% of the issued share capital of Africo and would issue its shares as consideration.

(Stated in US Dollars)

3 SUBSEQUENT EVENTS *(continued)*

Under the plan of arrangement:

The number of shares to be distributed to shareholders of Rubicon as consideration for the purchase of shares held by Rubicon will be determined on or about December 19, 2006 but will not exceed 7,747,101.

CopperCo completed a brokered private placement of 5,000,0000 subscription receipts, which were issued at a price of CDN$4.00 per subscription receipt. The subscription receipts were converted into units of Africo pursuant to the arrangement, each unit consisting of one common share and one half of one warrant, each whole warrant entitling the holders to acquire an additional common share at a price of CDN $5.00 per share (subject to adjustment) on or before May 23, 2008. The placing agents were entitled to cash commission of 6% of aggregate gross proceeds and were issued, for no additional consideration, 300,000 compensation options, each option entitling the holders to acquire units of CopperCo at a price of CDN$4.00 per unit until 18 months from the date of issue, each unit consisting of one common share and one half of one warrant exercisable at CDN$5.00 until May 23, 2008 (subject to adjustment).

11,812,038 shares are to be issued to the shareholders of Africo, other than Rubicon, as consideration for the purchase of their shares in Africo.

Holders of Convertible Promissory notes in Africo are entitled to convert the notes into shares of CopperCo. A total of 456,471 shares were issued at CDN$3.40 per share in settlement of these notes.

Loans owing to two directors of the Corporation by Africo in respect of unpaid salaries, consulting fees and expenses were converted into units of CopperCo. 77,960 units were issued at CDN$4.00 per unit, each unit consisting of one common share and one-half of one warrant, each whole warrant entitling the holder to acquire an additional common share at CDN$5.00 per share (subject to adjustment) until May 23, 2008 in settlement of the loan accounts.

Options

CopperCo adopted an incentive plan in which common shares totalling up to 20% of the issued shares of CopperCo have been made available for CopperCo to grant incentive stock options to certain directors, officers, employees and consultants of CopperCo.

In terms of the plan of arrangement noted above, 2,520,000 common shares have been reserved for issuance by CopperCo pursuant to incentive stock options that were previously granted by Africo to the various option holders of Africo, which are exercisable under the stock option plan, on the same terms and conditions as the pre-existing Africo options.

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 23, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: Africo Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 008291106/CA0082911060/COMMON SHARES
3.	CUSIP/Class of Security entitled to vote	: 008291106/CA0082911060/COMMON SHARES
4.	Record Date for Notice	: 19 Apr 2007
5.	Record date for Voting	: 19 Apr 2007
6.	Beneficial Ownership determination date	: 19 Apr 2007
7.	Meeting Date	: 28 May 2007
8.	Meeting Location	: TBA

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: AFRICO RESOURCES LTD.

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end		(i)	
		24,500,597	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)		(ii)	
		$4.00	
Market value of class or series	(i) X (ii) =		(A)
			$98,002,388
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)			(B)
			N/A

Market value of other securities:

(See paragraph 2.11(b) of the Rule)		
(Provide details of how value was determined)		(C)
		N/A
(Repeat for each class or series of securities)		(D)
		N/A

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$98,002,388

Participation Fee $3,200

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = N/A

Late Fee, if applicable

(As determined under section 2.5 of the Rule) N/A

Form 52-109F1 - Certification of Annual Filings

I, MICHAEL O'BRIEN, the Chief Financial Officer of AFRICO RESOURCES LTD., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AFRICO RESOURCES LTD. (the "Issuer") for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: March 27, 2007.

"Michael O'Brien"
MICHAEL O'BRIEN
Chief Financial Officer

Form 52-109F1 - Certification of Annual Filings

I, ANTONY HARWOOD, the President and Chief Executive Officer of AFRICO RESOURCES LTD., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AFRICO RESOURCES LTD. (the "Issuer") for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: March 27, 2007.

"Antony Harwood"
ANTONY HARWOOD
President & Chief Executive Officer

**Notice Declaring Intention
to be Qualified under
National Instrument 44-101
Short Form Prospectus Distributions ("NI 44-101")**

March 30, 2007

TO: British Columbia Securities Commission
(the Issuer's notice regulator, as defined in subsection 2.8(2) of NI 44-101)

AND TO: Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

AFRICO RESOURCES LTD. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

AFRICO RESOURCES LTD.

By:

"Chris Theodoropoulos"
Chris Theodoropoulos, Chairman

Form 51-102F3

Material Change Report

Item 1: Name and Address of Company

Africo Resources Ltd. ("Africo")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

Item 2 Date of Material Change

March 30, 2007.

Item 3 News Release

The news release was disseminated on April 18, 2007 by way of CCNMatthews.

Item 4 Summary of Material Change

Africo has now acquired the shares of The Enterprise H&J Swanepoel Famille Trust sprl (also known as H&J Swanepoel Family Trust sprl) that it did not previously own, the result of which is that Africo holds a 75% interest in the Kalukundi Property.

Item 5 Full Description of Material Change

Africo has now acquired the shares of The Enterprise H&J Swanepoel Famille Trust sprl (also known as H&J Swanepoel Family Trust sprl) ("H&J") that it did not previously own, through its wholly owned subsidiaries Africo Resources (BC) Ltd. (which holds 48% of the shares of H&J) and Kisankala Mining Corp. (which holds 52% of the shares of H&J). H&J is the holder of 75% of the shares of Swanmines s.p.r.l., which is the holder of the exploitation permit for the Kalukundi Property, a copper and cobalt prospect located in the Democratic Republic of the Congo. As a result of this transaction, Africo holds a 75% interest in the Kalukundi Property.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Chris Theodorpoulos, Chairman of the Board

Business Telephone: (604) 646-3225
Facsimile: (604) 646-3226

Item 9 Date of Report

April 18, 2007.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of British Columbia, Manitoba and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold in the United States unless registered under the U.S. Securities Act and applicable state laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Africo Resources Ltd. at 1540 - 800 West Pender Street Vancouver, British Columbia V6C 2V6; telephone (604) 646-3225. Copies of the documents are also available electronically through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) under the Corporation's name, which can be accessed at www.sedar.com.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue **April 19, 2007**

AFRICO

AFRICO RESOURCES LTD.

$130,055,000
35,150,000 Common Shares

Price: $3.70 per Common Share

This short form prospectus qualifies the distribution (the "**Offering**") of 35,150,000 common shares (the "**Shares**" and individually each a "**Share**") of Africo Resources Ltd. (the "**Corporation**") at a price of $3.70 per Share (the "**Offering Price**") pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated as of April 19, 2007 among the Corporation, Paradigm Capital Inc. (the "**Lead Underwriter**") and GMP Securities L.P. (collectively with the Lead Underwriter, the "**Underwriters**"). The price of the Shares offered hereunder was determined by negotiation between the Corporation and the Underwriters. The outstanding common shares of the Corporation are listed for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "ARL". On April 12, 2007, the last trading day before the announcement of the Offering, the closing price of the Corporation's common shares on the TSX was $3.90. The Corporation has applied to list the securities distributed under this short form prospectus on the TSX.

	Price to Public	Underwriters' Fee(1)	Net Proceeds to the Corporation(2)
Per Share	$3.70	$0.222	$3.478
Total(3)	$130,055,000	$7,803,300	$122,251,700

(1) The Corporation has agreed to pay to the Underwriters a cash commission (the "**Underwriters' Fee**") equal to 6% of the gross proceeds realized from the sale of Shares and Additional Shares, as hereinafter defined. See "Plan of Distribution".

(2) After deducting the Underwriters' Fee, but before deducting expenses of the Offering, estimated to be $350,000.

(3) If the Over-Allotment Option (described below) is exercised in full, the total price to the public will be $149,563,250, the total Underwriters' Fee will be $8,973,795 and the total net proceeds to the Corporation, before deducting the expenses of the Offering, will be $140,589,455.

The Corporation has also granted to the Underwriters an option (the "**Over-Allotment Option**") exercisable, in whole or in part, at the sole discretion of the Underwriters, at any time prior to the 30th day following the closing of the Offering, to purchase up to an additional 5,272,500 Shares (the "**Additional Shares**") at the Offering Price to cover over-allotments, if any. This short form prospectus qualifies the grant of the Over-Allotment Option and the issuance of the Additional Shares.

Underwriters' Position	Maximum Size or number of securities held	Exercise period/ Acquisition date	Exercise price or average acquisition price
Over-Allotment Option	Option to purchase up to 5,272,500 Additional Shares	30 days from the Closing Date	$3.70 per Additional Share

Unless otherwise indicated, all information in this short form prospectus assumes no exercise of the Over-Allotment Option.

The Corporation's head office is located at, and its principal address is, Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6; and its registered office is located at Suite 1810 - 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3.

The Underwriters, as principals, conditionally offer the Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to approval of certain legal matters by Getz Prince Wells LLP, counsel for the Corporation, and by Fraser Milner Casgrain LLP, counsel for the Underwriters. Subject to applicable laws and policies in connection with the Offering, the Underwriters may effect transactions intended to stabilize or maintain the market price for the shares of the Corporation at the level above that which may otherwise prevail on the open markets. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Subscriptions for the Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books without notice. It is expected that definitive certificates representing the Shares will be available for delivery at closing of the Offering, which will take place on or about May 8, 2007 (the "**Closing Date**"), or such other date as may be agreed between the Corporation and the Underwriters but in any event not later than May 11, 2007. See "Plan of Distribution".

An investment in the Shares involves a degree of risk and must be considered highly speculative due to the nature of the Corporation's business, the present stage of exploration and development of its mineral properties, and the location of its only material property in the DRC. Prospective investors should carefully consider the risk factors described in this short form prospectus under "Risk Factors Relating to the Corporation's Business".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Thorsteinssons LLP, tax counsel for the Corporation, and Fraser Milner Casgrain LLP, the Shares, if issued today, would be "qualified investments" today under the *Income Tax Act* (Canada) and the regulations thereunder as currently enacted for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plan and deferred profit sharing plans.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada (collectively, the "Commissions"). *Copies of documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 1540 - 800 West Pender Street Vancouver, British Columbia V6C 2V6; telephone (604) 646-3225. Copies of the documents are also available electronically through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) under the Corporation's name, which can be accessed at www.sedar.com.*

The following documents filed with the Commissions are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated March 30, 2007 (the "**Annual Information Form**");

(b) the audited consolidated annual financial statements for the fiscal year ended December 31, 2006, together with the notes thereto and the auditors' report thereon dated March 27, 2007;

(c) Management's Discussion & Analysis for the year ended December 31, 2006 dated March 30, 2007; and

(d) Material Change Report relating to the acquisition of H&J (as hereinafter defined) dated April 18, 2007.

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the Commissions or similar authorities in Canada after the date of this short form prospectus and prior to the completion or termination of the Offering, shall be deemed to be incorporated by reference into and form an integral part of this short form prospectus. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to the Corporation, and prospective investors of Shares should review all information contained in this short form prospectus and the documents incorporated by reference before making an investment decision.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document, which also is or is deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

The statements contained in this short form prospectus are not necessarily complete and reference is made to the documents incorporated by reference herein.

FOREIGN CURRENCY AND EXCHANGE RATE INFORMATION

In this short form prospectus, unless otherwise specified, all references to "$" or "dollars" are to Canadian dollars.

The Corporation prepares its consolidated financial statements in United States dollars. The consolidated financial statements of the Corporation and Management's Discussion and Analysis relating thereto referred to in paragraphs (b) and (c) above under "Documents Incorporated by Reference" are reported in United States dollars. As at December 29, 2006 (the last business day in the year), the Bank of Canada noon rate of exchange between Canadian dollars and United States dollars was US$1.00 = CDN1.1653. As of April 16, 2007, the Bank of Canada noon rate of exchange between Canadian dollars and United States dollars was US$1.00 = CDN1.1310.

The consolidated financial statements of the Corporation incorporated by reference in this short form prospectus have been prepared in accordance with Canadian generally accepted accounting principles (**"Canadian GAAP"**).

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus may include or incorporate by reference certain statements that are "forward looking statements". All statements, other than statements of historical fact, included or incorporated by reference in this short form prospectus that address activities, events or developments that the Corporation or its management expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amounts and nature thereof), business strategies and measures to implement strategies, goals, expansion and growth of its business and operations, plans and references to the future success of the Corporation, and other such matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by the Corporation and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform to the expectations and predictions of the Corporation and its management is subject to a number of risks and uncertainties discussed in this short form prospectus and the documents incorporated by reference. Consequently, all of the forward-looking statements made in this short form prospectus and the documents incorporated herein by reference are qualified by these cautionary statements and other cautionary statements or factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual results or developments anticipated by the Corporation and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Corporation.

THE CORPORATION

Name and Incorporation

Africo Resources Ltd. (the "**Corporation**") was incorporated under the name "CopperCo Resource Corp." on July 4, 2006, pursuant to the *Canada Business Corporations Act*. On December 11, 2006, the Corporation's name was changed to "Africo Resources Ltd.". Throughout this short form prospectus, references made to the "**Corporation**" include its subsidiaries, Africo Resources (B.C.) Ltd. (**"Africo BC"**), Kisankala Mining Corp. (**"Kisankala"**), Seven Seasons Trading 146 Pty Ltd., and The Enterprise H&J Swanepoel Famille Trust sprl (also known as H&J Swanepoel Family Trust sprl) (**"H&J"**) and Swanmines s.p.r.l (**"Swanmines"**).

On March 30, 2007, the Corporation (indirectly through Kisankala) completed the acquisition of the remaining 52% of the shares of H&J that it did not previously own. As a result, the Corporation indirectly owns 75% of the shares of Swanmines, the holder of the exploitation permit for the Kalukundi Property. See also "Significant Acquisitions".

Intercorporate Relationships

The following chart identifies the Corporation's principal subsidiaries, the Corporation's current interest in such subsidiaries, directly or indirectly, and the jurisdictions of incorporation.



Africo Resources Ltd. (Canada)
100%
100%
100%
Seven Seasons Trading 146 Pty Ltd. (South Africa) (inactive)
Africo Resources (B.C.) Ltd. (British Columbia)
Kisankala Mining Corp. (British Columbia)
48%
52%
The Enterprise H&J Swanepoel Famille Trust sprl (also known as H&J Swanepoel Family Trust sprl) (DRC)
75%
Swanmines s.p.r.l. (DRC)
100%
Kalukundi Property

SUMMARY DESCRIPTION OF THE BUSINESS OF THE CORPORATION

The Corporation is an exploration company, focussed principally on the further exploration, development and mining of the Kalukundi Property (hereinafter referred to as the "**Kalukundi Property**"), a copper and cobalt prospect located in the Democratic Republic of the Congo (the "**DRC**"). The Corporation's primary objective is to carry out the exploration and development programs recommended by the technical report on the Kalukundi Property dated June, 2006 prepared by RSG Global Pty Ltd. (the "**Kalukundi Report**"), as more completely described in the Corporation's Annual Information Form incorporated herein by reference, as may be amended from time to time.

The Corporation's only material property, as at the date of this short form prospectus, is the Kalukundi Property. There is no assurance that the Kalukundi Property will prove to be economic, or that the Corporation's other properties will or will not prove to be economic, in the future or at any time. See "Risk Factors".

Material Property

H&J is party to the following agreement in relation to the Kalukundi Property. (See "Risk Factors" in relation to the following description.)

Contract (as amended) for the Establishment of a Company between La Generale des Carrieres et des Mines ("GCM") and H&J for the Mining of the Kalukundi Deposits dated February 2001 (the "Swanmines Agreement")

GCM, an entity controlled by the government of the DRC, was the exclusive holder of the rights relating to the Kalukundi Property as more particularly described in the Annual Information Form. Pursuant to the Swanmines Agreement, GCM and H&J set up a private limited liability company called Société d'exploitation des gisements de Kalukundi (hereinafter referred to as "**Swanmines**"), of which GCM was to own 45% of the outstanding share capital and H&J was to own 55% of such outstanding share capital. As described below, the Swanmines Agreement was amended to increase H&J's interest to 75%.

GCM covenanted to transfer to Swanmines all its right, title and interest in the Kalukundi Property and to provide to Swanmines all data, information, registers and reports on the Kalukundi Property in its possession. GCM also committed to obtain all regulatory approvals in connection with the mining operations on the Kalukundi Property.

H&J covenanted to provide all necessary financing to Swanmines in connection with its exploitation and development of the Kalukundi Property, to finance a feasibility study on the Kalukundi Property, to commit all necessary funds to commence commercial production on the Kalukundi Property and to finance the building of a metallurgical processing plant following the recommendations of the feasibility study. The Swanmines Agreement provides that: "...as from the date on which the feasibility study is made available to both parties, H&J will dispose of a period of 6 months to find, ..." the financing necessary for the investments that will lead to commercial production as decided on the basis of the feasibility study (and the construction of the facilities should start within six months following the expiry of this six month period). In addition, the Swanmines Agreement provides that "...Advances made in the form of a loan by H&J will represent approximately 30% at least of the financing of the first phase of the project...". On or about November 15, 2006, the Corporation delivered a notice to Swanmines and GCM confirming the Corporation's decision to place the deposit into commercial production and to commence construction of the facilities necessary to do so, and provided such parties with a proposed program and budget with respect thereto.

The Swanmines Agreement also provides that GCM has no responsibility with regard to financing of the Kalukundi Property and should be informed of the procedures put in place to effect such financing and may give its opinion on such procedures, where relevant. In addition, the Swanmines Agreement requires GCM to be informed of whether or not the Corporation intends to obtain, in part, the financing necessary to put the Kalukundi Property into commercial production from international banks and agencies and H&J confirmed its capacity to do so. GCM agreed to give its full co-operation to the Corporation to facilitate the granting of such financing, in particular by signing any document and by giving all assurances that may be reasonably required to obtain such financing, without any financial commitment on the part of GCM.

Swanmines covenanted to carry out all mining and exploration activities on the Kalukundi Property, to undertake a feasibility study, to mine the Kalukundi deposits and to process the ore in plants according to the recommendations of such feasibility study on the condition that these recommendations would be accepted by both parties to the Swanmines Agreement, and comply with technical mining standards. Further, Swanmines also covenanted to provide the parties to the Swanmines Agreement with a feasibility study within 24 months of the date of its establishment (the "**Feasibility Study**"). The Feasibility Study was completed by the Corporation and delivered to the parties pursuant to the Swanmines Agreement on May 18, 2006.

The Swanmines Agreement provides that the net profits from the Kalukundi Property will be allocated as follows: 60% to repay all loans incurred by Swanmines and 40% to GCM and H&J, in accordance with their respective proportionate interests in Swanmines and, thereafter, the net profits will be allocated in proportion to the ownership interests of GCM and H&J in Swanmines.

The Swanmines Agreement is in effect until the Kalukundi Property can no longer be mined or until it is terminated by mutual agreement of the parties. The Swanmines Agreement may also be terminated by H&J on 30 days written notice in which case it will transfer its interest to GCM, any indebtedness of Swanmines to H&J will be cancelled, and H&J will remain solely responsible for commitments to third parties. GCM may also terminate the Swanmines Agreement if there is a serious and continuous default or non-compliance by H&J, or non compliance with the deadlines imposed on H&J, that is not remedied within 30 days of receipt of written notice from GCM, in which case GCM will be released of all of its obligations, H&J will remain solely responsible for all its commitments towards third parties, and the indebtedness of Swanmines to H&J will be cancelled. In addition, the Swanmines Agreement provides that "...should GCM fail to execute a non venial provision..." of the Swanmines Agreement, H&J may suspend the execution of its obligations until GCM's failure has been remedied and if GCM does not remedy a failure within 30 days of receipt of a warning from H&J, H&J may terminate the Swanmines Agreement in accordance with the dispute resolution provisions of the Swanmines Agreement.

The Swanmines Agreement was amended by subsequent amendments, the total effect of which was to reduce the interest of GCM in Swanmines to 25% and increase the interest of H&J to 75% effective May 18, 2004. The amendments also extended the time for Swanmines to present the Feasibility Study to 24 months from the last amendment dated May 18, 2004, and provided that Swanmines would pay a royalty of 2.5% on its gross turnover to GCM (a portion of which GCM could require to be paid in advance). In addition, the amendments provide that if the parties are unable to resolve a dispute, the dispute will be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce of Paris, (the "Rules") by one or more arbitrators appointment in accordance with the said Rules.

The Swanmines Agreement, as amended, provides for Swanmines to be administered by a management board made up of seven members: four appointed from candidates presented by H&J and three appointed from candidates presented by GCM (the "Management Board"). The president of the Management Board will be chosen from one of the members appointed by H&J, the vice-president will be chosen from one of the members appointed by GCM. The post of managing director will be filled by a candidate proposed by H&J and the post of deputy managing director will be filled by a candidate proposed by GCM.

The Management Board will appoint as the general manager the candidate put forward by H&J and as the deputy general manager the candidate put forward by GCM. The general manager will manage and control operations in accordance with certain programs and budgets that are adopted by the Management Board.

RISK FACTORS RELATING TO THE CORPORATION'S BUSINESS

There are certain risks associated with the Shares offered hereby that investors should carefully consider. This is a highly speculative offering. The risks and uncertainties below are not the only risks and uncertainties facing the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently considers immaterial may also impair the business, operations and future prospects of the Corporation and cause the price of the Shares to decline. If any of the following risks actually occur, the business of the Corporation may be harmed and its financial condition and results of operations may suffer significantly. In that event, the trading price of the Shares could decline, and purchasers of the Shares may lose all or part of their investment. In addition to the risks described elsewhere and the other information contained in this short form prospectus, prospective investors should carefully consider each of, and the cumulative effect of all of, the following risk factors.

Risks Attributable to the DRC

Political and Economic Instability

The DRC has a long history of political instability, significant and unpredictable changes in government policies and laws, war and civil conflict, illegal mining activities, lack of law enforcement and labour unrest. Moreover, the northeast region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. From time to time governments have intervened in the export of mineral concentrates in response to concerns about the validity of export rights and payment of duties. In addition, the government of the DRC is reviewing compliance by mining companies with state deadlines and criteria and proposing to renegotiate or terminate contracts, licences and permits held by companies found to not be in compliance. These factors (which may include new or modified taxes or other government levies as well as other legislation) may result in the curtailment or cessation of the Corporation's activities, adversely affecting the value of the Corporation's assets and the value of the Shares.

Government Regulation

The Corporation's mineral exploration and planned development activities will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that the new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit, suspend, terminate or curtail production or development. Government approvals and permits are currently, and may in the future be, required in connection with the Corporation's operations. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed on them for violations of applicable laws or regulations. Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or require abandonment or delays in the development of new mining properties.

Lack of Infrastructure in the DRC

The transportation and service infrastructure in the DRC is sub-standard and unpredictable. Material delays in the transportation of equipment, supplies and resources may delay the development of the Kalukundi Property. Any such delay is likely to increase the cost of developing the Kalukundi Property, and such increase may be material to the Corporation's business, results of operations and financial condition. Further, the Kalukundi Property will be accessed over lands that may be subject to the interests of third parties. Any assertion by such parties of their interests may delay or disrupt the development and operation of the Kalukundi Property.

Effects of Inflation on Results of Operations

The DRC has historically experienced relatively high rates of inflation. Accordingly, the Corporation's costs may be materially affected, which may adversely affect its business and results of operations.

Health Risks

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa. HIV/AIDS, malaria and other diseases are a major healthcare challenge faced by the Corporation's operations in the DRC. There can be no assurance that the Corporation will not lose members of its workforce or workforce man-hours or incur increased medical costs as a result of these high health risks, which may have a material adverse effect on the Corporation's operations.

General Risks

Limited Business History

The Corporation has only recently commenced operations and has no history of developing a mineral resource property. The likelihood of the success of the Corporation must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business, factors that are exacerbated by the fact that the Corporation's business is conducted in the DRC. There is no assurance that the Corporation can successfully develop the Kalukundi Property, generate revenues, operate profitably, or provide a return on investment in the future.

No Assurance of Titles

The Kalukundi Property consists of an exploitation permit that confers on Swanmines certain exclusive rights in relation to 19.54 square kilometers in the DRC. Although the Corporation has investigated its title to the Kalukundi Property, there can be no assurance that it holds valid title or that its title will not be challenged or that any challenge may prove successful. The mineral title records in the DRC are incomplete, may not fully reflect the transfer history and may not disclose agreements, charges and claims that could impact on title to the Kalukundi Property. Likewise, there can be no assurance that the Corporation holds valid title to the shares of H&J and, indirectly, its interest in Swanmines, and there is little that the Corporation can do to investigate these titles. Accordingly, there can be no assurance that its title to the shares in H&J and indirectly, in Swanmines, will not be challenged. Any such challenge, even if ultimately unsuccessful, may have a material adverse impact on the Corporation and the value of the Shares.

Swanmines Agreement

The Swanmines Agreement contains a number of provisions which may be subject to differing interpretations. In addition, the Swanmines Agreement does not deal with its subject matter comprehensively. It is, therefore, not possible to accurately and adequately describe in this short form prospectus all of the terms of the Swanmines Agreement. Although the Corporation has made every effort to comply with what it considers to be the material terms of the Swanmines Agreement, if the Swanmines Agreement is determined by a court of competent jurisdiction to have a meaning that differs from the interpretation of the Swanmines Agreement as disclosed in this short form prospectus, the Corporation could be materially adversely affected. Failure to perform its obligations under, and otherwise to comply with, the terms of the Swanmines Agreement may result in a forfeiture without compensation of its interest in the Kalukundi Property.

Need for Water Rights

The Corporation requires the ready availability of water if the Kalukundi Property becomes operational. Management believes that the Corporation's current surface rights and water rights are sufficient to carry on the activities of the Corporation's current work program. However, the need may arise for the Corporation to purchase or lease additional surface rights or obtain additional water rights in order to further explore and develop the Kalukundi Property, and its ability to further explore or develop such property may be dependent upon the Corporation's ability to secure such additional surface or water rights.

Requirement for Permits and Licences

The operations of the Corporation will require licences, permits and, in some cases, renewals of existing licences and permits from various governmental authorities. The Corporation's ability to obtain, sustain or renew such licences and permits or obtain other required licences or permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable governmental authorities.

Electricity Supply

The Corporation must negotiate an adequate power supply agreement with the appropriate utility in the DRC. There is no assurance that the Corporation will be able to secure power or a supply agreement. In addition, failure in electrical power and shortages of the supply of diesel, mechanical parts and other items required for the Corporation's operations occur frequently in the DRC. Extended periods without electricity or other necessary elements required to support its operations could have an adverse effect on the Corporation's business, results of operations and financial condition.

Dependence on Qualified Personnel

The Corporation's business is dependent on retaining the services of a small number of key management personnel with a variety of skills and experience, including in relation to development and operation of mineral projects. The success of the Corporation is, and will continue to be, dependent to a significant extent on the expertise and experience of its directors and senior management. The failure to retain, or loss of, one or more of these people could have a materially adverse effect on the Corporation. The Corporation does not maintain insurance on any of its key employees at this time, but this is currently under review.

The Corporation's success will also depend to a significant degree upon the contributions of qualified technical personnel and its ability to attract and retain highly skilled personnel in the DRC and elsewhere. Competition for such personnel is intense, and the Corporation may not be successful in attracting and retaining qualified personnel in the DRC, or in obtaining the necessary work permits to hire qualified expatriates. Its inability to do so in the future may have a materially adverse impact on its business and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Resources

There is a degree of uncertainty with respect to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Kalukundi Property. In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Moreover, the economic evaluation of the mineral resources and reserves of the Kalukundi Property includes inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the economic analysis proposed will be achieved. Metal price fluctuations, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades uneconomic and may ultimately result in a restatement of such ore reserves. Short-term operating factors relating to ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore types or grades may cause a mining operation to be unprofitable in any particular accounting period.

Fluctuation in copper, cobalt and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. In particular, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of copper and cobalt recovery will be realized. Any material reductions in estimates of mineral reserves and mineral resources, or estimates of the Corporation's ability to extract these mineral reserves, could have a material adverse effect on the Corporation's results of operations and financial condition.

Discretion in the Use of Net Proceeds

As indicated in this short form prospectus, the Corporation intends to use part of the net proceeds from this Offering to fund the development of its Kalukundi Property in the DRC. See "Use of Proceeds". In achieving this goal, the Corporation maintains a broad discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Shares. The failure to apply the net proceeds in accordance with the "Use of Proceeds" section of this short form prospectus and other financings could adversely affect the Corporation's business and, consequently, could adversely affect the price of the Shares on the open market.

Insufficiency of Funds

The net proceeds to be realized by the Corporation from the Offering (see "Use of Proceeds") will not be sufficient for the Corporation to complete the recommendations contained in the Kalukundi Report. The development capital cost of the project has been estimated at US$166,000,000 and is based on an engineering, procurement, construction and management implementation strategy. The Corporation is engaged in negotiations with lenders for the balance of the requirements. There can be no assurance that the estimated capital costs of the project will not be exceeded. The Corporation will therefore require significant additional capital in order to fund its operating costs, to service future indebtedness that may be incurred, and to carry out the recommendations in the Kalukundi Report as well as to cover any potential cost overruns. The Corporation currently has no revenues and, until production begins on the Kalukundi Property, is wholly reliant upon external financing to fund all of its capital requirements.

Potential Dilution

Pursuant to the Swanmines Agreement, the Corporation, through its subsidiary H&J, is contractually obligated to provide the funding for the Kalukundi Property. There can be no assurance that such additional financing will be available to the Corporation or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Corporation, the interests of shareholders in the net assets of the Corporation may be significantly diluted. If additional financing is not available, the Corporation may be unable to satisfy its obligations under the Swanmines Agreement. Any such failure, and any failure of the Corporation to obtain the required financing on acceptable terms, could have a material adverse effect on the Corporation's financial condition, results of operations and liquidity, may require the Corporation to cancel or postpone planned capital investments, and may result in the loss of its interest in the Kalukundi Property.

Foreign Investments and Operations

Mineral exploration and mining in certain countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investment. There can be no assurance that the government of the DRC will not institute regulatory policies that adversely affect the exploration and development on the Kalukundi Property. Any changes in regulations or shifts in political conditions in these countries are beyond the control of the Corporation and may adversely affect its business. Investors should assess the political and regulatory risks related to the Corporation's foreign country investments. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Risk of Expropriation and Enforceability of Contracts with Government, Parastatal Organizations or Joint Venture Partners

It is possible that the current system of exploration and mine permitting in the DRC may change, resulting in impairment of their rights and possibly expropriation of the Corporation's properties without adequate compensation. In addition, there is a possibility that the Corporation's agreements with governments, parastatal organizations or joint venture partners may be unenforceable against these parties.

Mining and Development Plan

Although the Corporation has received the Feasibility Study from its consultants, the Corporation's Board of Directors is considering ways in which to optimize the deposit potential contained on the Kalukundi Property and may elect to modify, expand or otherwise embark on a different course of action regarding the Kalukundi Property depending on, among other things, the amount of capital the Corporation raises and the development plan that it ultimately undertakes.

Exploration, Development and Operating Risk

The exploration for, and the development of, mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses will be required to develop metallurgical processes and to construct mining and processing facilities at the Kalukundi Property. Notwithstanding the Feasibility Study, there is no certainty that ongoing expenditures to be made by the Corporation towards mining operations on the Kalukundi Property will result in commercial quantities of ore. It may take many years until production is possible, if at all, during which time the economic feasibility of production may change. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; currency exchange rates, which are volatile; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on its invested capital.

The Corporation's activities will be primarily directed towards the exploration for, and the development of, mineral deposits. Exploration programs entail risks relating to the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and regulatory approvals, and the timely completion of capital projects, including the construction of mining and processing facilities at mining sites. Major expenses will be required to establish reserves by drilling and to construct mining and processing facilities at a particular site.

Mining operations generally involve a high degree of risk. Although the Corporation does not yet operate a mine on the Kalukundi Property, it intends to develop a mine as indicated in the Kalukundi Report. Such operations are subject to all the hazards and risks normally encountered in the exploration, development and production of copper, cobalt and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Environmental Risks and Hazards and Village Relocation

All phases of the Corporation's operations will be subject to environmental regulation in the DRC. These regulations will mandate, among other things, the maintenance of air and water quality standards, land reclamation and relocation of people. They will also set forth limitations on the generation, transportation, storage and disposal of sulphuric acid and of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. There is also no assurance that the Corporation will be able to effect any required relocation of people in order to develop the Kalukundi Property.

Environmental hazards may exist on the properties in which the Corporation holds interests, which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties. There can be no assurance that these hazards, if any exist, will not be the Corporation's responsibility and, consequently, may adversely affect the Corporation's operations.

Commodity Prices

The development and success of the Corporation's projects will be primarily dependent on the future price of base and precious metals and the price of copper and cobalt in particular. Commodity prices are subject to significant fluctuation and are affected by a number of factors that are beyond the control of the Corporation. Such factors include, but are not limited to, the sale or purchase of base or precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar (the currency in which resource prices generally are quoted) and other currencies, global and regional supply and demand, speculative trading, the overall level of forward commodity sales, international or regional political and economic events or trends and the political and economic conditions of major producing countries throughout the world. The price of base and precious metals has fluctuated widely in recent years, and future serious price declines could cause the continued development of, and commercial production from, the Corporation's properties to be impracticable. Depending on the price of base and precious metals, projected cash flows from planned mining operations may not be sufficient and the Corporation could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation's mining properties is dependent on commodity prices that are adequate to make these properties economic.

In addition to adversely affecting the Corporation's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the Kalukundi Property is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Competition

The mining industry is competitive in all of its phases. The Corporation will face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire additional attractive mining properties on terms it considers acceptable, or at all. Consequently, the Corporation's revenues, operations and financial condition could be materially adversely affected.

Insurance and Uninsured Risks

The Corporation does not currently have comprehensive insurance coverage in place, including director and officer liability insurance. The Corporation's business will be subject to a number of risks and hazards generally, including: adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability. Although the Corporation will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance may not cover all of the potential risks associated with its operations. In addition, the Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance

against political risk, and risks such as environmental pollution or other hazards as a result of exploration and production, is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance, solvency and results of operations.

Currency Risks

A significant portion of the Corporation's operating expenses will be incurred in United States dollars and Congolese francs. From time to time, the Corporation may borrow funds and will incur capital expenditures that are denominated in foreign currency. In addition, any revenue generated from operations may be in United States dollars. Accordingly, foreign currency fluctuations may adversely affect the Corporation's financial position and results of operations.

Increased Labour Costs, Construction Costs and Availability of Mining Equipment

Wages and related labour and consulting costs account for a large portion of the Corporation's costs. Accordingly, the Corporation's costs may be materially affected by increases in wages and related labour and consulting costs. A number of the items that the Corporation requires for mine construction are currently in high demand due to an increased level of activity in the global mining industry. If the Corporation cannot identify and procure new equipment on a timely basis, or identify and purchase suitable used equipment, this may result in delays to the Kalukundi Property construction schedule and, therefore, may also delay the start-up of mining operations and/or increase estimated costs. The amount of capital costs associated with the development of a mining property is adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables. Such price escalations are caused by numerous factors beyond the Corporation's control.

Conflicts of Interest

Some of the directors and officers of the Corporation will not be devoting all of their time to the affairs of the Corporation. The directors and officers of the Corporation are directors and officers of other companies, some of which are in the same business as the Corporation. The directors and officers of the Corporation are required by law to act in the best interests of the Corporation. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Corporation may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Corporation to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Corporation. Such conflicting legal obligations may expose the Corporation to liability to others and impair its ability to achieve its business objectives.

Future Mining Operations

There is no assurance that the Corporation will produce revenue, operate profitably or provide a return on investment in the future from mining operations.

Fluctuation in Market Value of the Corporation's Common Shares

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the Corporation, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares of the Corporation on the TSX in the future cannot be predicted.

USE OF PROCEEDS

The gross proceeds to be received from the sale of the Shares will be $130,055,000 ($149,563,250 assuming full exercise of the Over-Allotment Option). The net proceeds to be received after payment of the Underwriters' Fee of $7,803,300 ($8,973,795 assuming full exercise of the Over-Allotment Option) and after deducting the estimated expenses of the Offering, including estimated expenses of $350,000 related to the preparation and filing of this short form prospectus, will be $121,901,700 ($140,239,455 assuming full exercise of the Over-Allotment Option).

The Corporation proposes to use such net proceeds for the purposes listed below:

Purpose	Amount assuming no exercise of Over-Allotment Option	Amount assuming full exercise of Over-Allotment Option
Development of the Kalukundi Property[(1)]	$100,000,000	$100,000,000
Costs of this issue including legal, audit, printing costs and Underwriters' expenses	$350,000	$350,000
Estimated general and administrative expenses for the 18 months following the offering	$19,100,000	$19,100,000
For general corporate purposes	$2,801,700	$21,139,455
Total Net Funds Available:	**$122,251,700**	**$140,589,455**

(1) See "Item 3.10 – Mineral Projects – The Kalukundi Property" in the Corporation's Annual Information Form.

Although the Corporation intends to expend the proceeds from the Offering as set out in the table above, the actual allocation of the net proceeds may vary from that set out above, depending on future developments in the Corporation's mineral properties or unforeseen events at the discretion of management of the Corporation.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at the dates indicated, adjusted to give effect to the material changes in the share and loan capital of the Corporation since the financial year-end, December 31, 2006. The table should be read in conjunction with the Corporation's audited consolidated financial statements for the financial year ended December 31, 2006, including the notes thereto, and the management discussion and analysis of results of operations and financial condition for such period, which are incorporated by reference in this short form prospectus. The Corporation prepares its consolidated financial statements in United States dollars. As at December 29, 2006 (the last business day in the year), the Bank of Canada noon rate of exchange between Canadian dollars and United States dollars was US$1.00 = CDN1.1653. As of April 16, 2007, the Bank of Canada noon rate of exchange between Canadian dollars and United States dollars was US$1.00 = CDN1.1310.

Capital	Outstanding as at December 31, 2006	Outstanding as at March 31, 2007	Outstanding as at March 31, 2007 after giving effect to the Offering[(1)(2)]
Common shares[(3)]	US$29,782,986 (24,500,597 common shares)	US$29,996,799 (24,987,211 common shares)	US$137,778,055 (60,137,211 common shares)
Warrants	US$1,163,255 (2,688,980 warrants)	US$1,163,255 (2,688,980 warrants)	US$1,163,255 (2,688,980 warrants)
Contributed Surplus	US$1,686,342	US$1,632,150	US$1,632,150

Capital	Outstanding as at December 31, 2006	Outstanding as at March 31, 2007	Outstanding as at March 31, 2007 after giving effect to the Offering(1)(2)
Total Capitalization(4)	US$32,632,583	US$32,792,204	US$140,573,460

(1) Excluding the exercise of the Over-Allotment Option (see "Plan of Distribution").

(2) After deducting the Underwriters' Fee of $7,803,300 and expenses of the Offering estimated at $350,000 (see "Plan of Distribution").

(3) As of the date of this short form prospectus, there are 24,987,211 common shares in the capital of the Corporation outstanding. See "Description of Securities Being Distributed".

(4) The total capitalization is the sum of the common shares, warrants and contributed surplus.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Corporation is authorized to issue an unlimited number of common shares without par value, of which 24,987,211 were issued and outstanding as at April 18, 2007. The common shares rank equally and are entitled to dividends, voting powers and participation in assets upon dissolution or winding-up, as the case maybe. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attached to the common shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or sinking or purchase funds, or provision permitting or restricting the issuance of additional securities, or requiring a securityholder to contribute additional capital. Shareholders are entitled to receive notice of and to attend all meetings of shareholders, with each common share held entitling the holder to one vote at such meetings. Shareholders are entitled to dividends if, as and when declared by the Board of Directors of the Corporation.

PLAN OF DISTRIBUTION

The Offering

Pursuant to an agreement entered into among the Corporation and the Underwriters on April 19, 2007 (the "**Underwriting Agreement**"), the Corporation has agreed to sell and the Underwriters have agreed to purchase, as principals, 35,150,000 Shares at a price of $3.70 per Share on the terms and subject to the conditions set out in the Underwriting Agreement against delivery of the certificates representing the Shares.

Pursuant to the Underwriting Agreement, the Corporation appointed the Underwriters to offer the Shares to the public in the provinces of British Columbia, Manitoba and Ontario and to invite certain persons in the United Kingdom to purchase Shares. In consideration for such services, the Corporation has agreed to pay to the Underwriters the Underwriters' Fee of 6% of the gross proceeds of the Offering, including proceeds from the purchase of Additional Shares.

The Corporation has granted the Underwriters an Over-Allotment Option, exercisable in whole or in part for a period of 30 days following the Closing Date, at the sole discretion of the Underwriters, enabling them to purchase the Additional Shares at the Offering Price. If the Over-Allotment Option is exercised in full, an aggregate of 40,422,500 Shares will be sold and the price to the public, the Underwriters' Fee and the net proceeds of the Offering to the Corporation will be $149,563,250, $8,973,795, and $140,589,455 (before deducting expenses of the Offering) respectively. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the 35,150,000 Shares offered hereby if any such Shares are purchased under

the Underwriting Agreement. The Corporation has agreed to indemnify the Underwriters and their respective affiliates, directors, officers, employees and agents against certain liabilities.

It is expected that the closing of the Offering will take place on or about May 8, 2007 or such other date as the Corporation and the Underwriters shall agree (the "Closing Date") but no later than May 11, 2007.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Shares ends and all stabilization arrangements relating to the Shares are terminated, bid for or purchase Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Shares is for the purpose of maintaining a fair and orderly market in the Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

Pursuant to the Underwriting Agreement, the Corporation has agreed that, without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, it shall not, for a period of 90 days after the closing of the Offering, directly or indirectly issue for sale or resale or otherwise dispose of, or announce any intention to do so, in a public offering, by way of private placement or otherwise any common shares or financial instruments or securities convertible into or exercisable or exchangeable for common shares (except in connection with the issuance of securities of the Corporation pursuant to employee or executive incentive compensation arrangements or other existing commitments of the Corporation to issue common shares as of the date hereof) except in the case of international financial organizations which may, alongside debt financing which they may provide, inject equity to a maximum amount of $30,000,000 on terms no more favourable than those at which the Offering is completed.

The Underwriting Agreement provides that, without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, management and the directors of the Corporation shall not, for a period of 60 days after the closing of the Offering (i) offer, sell, contract to sell, secure, pledge, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer or dispose of any common shares or securities convertible into or exercisable or exchangeable for common shares, or (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares.

The Corporation has applied to list the securities distributed under this short form prospectus on the TSX.

The Offering Price of the Shares offered by the Underwriters was determined by negotiation between the Corporation and the Lead Underwriter on behalf of the Underwriters.

Offering in the United States

The Shares offered hereby have not been and will not be registered under the U.S. Securities Act, or any securities or "blue sky" laws of any of the states of the United States. Accordingly, the Shares may not be offered or sold within the United States except in accordance with an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. In addition, the Underwriting Agreement provides that the Underwriter will offer and sell securities outside the United States only in accordance with Regulation S under the U.S. Securities Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Shares offered hereby in the United States. In addition, until 40 days after the commencement of the

Offering, an offer or sale of the Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirement of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the U.S. Securities Act.

Offering in the United Kingdom

This short form prospectus has been distributed on the basis set out below by the Underwriters in the United Kingdom. This short form prospectus and its contents have not been approved by an authorized person pursuant to section 21 of the Financial Services and Markets Act 2000 ("**FSMA**"). The contents of this short form prospectus are confidential and it is being supplied to United Kingdom residents and persons in the United Kingdom solely for their information and may not be reproduced or redistributed, in whole or in part, for any purpose, unless otherwise agreed in writing by the Underwriters and the Corporation. By accepting this short form prospectus, the recipient agrees to keep permanently confidential the information contained herein or sent herewith or made available in connection with further enquiries.

In furnishing this short form prospectus to recipients in the United Kingdom, neither the Underwriters nor the Corporation undertakes or agrees to any obligation to provide the recipient with access to any additional information or to update this short form prospectus or to correct any inaccuracies in, or omission from, this short form prospectus which may become apparent. No representation or warranty, express or implied, is given by or on behalf of the Corporation, any of its directors, the Underwriters or any of their respective shareholders, directors, officers, agents, employees or advisors, or any other person referred to in this short form prospectus as to the accuracy, completeness and fairness of the information or opinions contained therein and, to the extent permitted by law and save in the case of fraud, no responsibility or liability is accepted for any such information or opinions. **Prospective investors in the United Kingdom interested in investing are strongly recommended to seek their own independent financial advice from a person authorized under FSMA.**

This short form prospectus should not be considered as the giving of investment advice by the Corporation, the Underwriters or any of their respective shareholders, directors, officers, agents, employees or advisors. Each party in the United Kingdom to whom this short form prospectus is made available must make its own independent assessment of the Corporation after making such investigations and taking such advice as may be deemed necessary.

This short form prospectus is directed at and is only being distributed in the United Kingdom to persons: (1) who have professional experience in matters relating to investments being investment professionals as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 ("**FPO**"), (2) who fall within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc") of the FPO, or (3) to whom this communication may otherwise be lawfully made (all such persons in (1) to (3) together being referred to as "**Relevant Persons**"). This short form prospectus must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this short form prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

The Shares will not be offered to the public in the United Kingdom (within the meaning of section 102 B of the FSMA), save in circumstances where it is lawful to do so without an approved prospectus (within the meaning of section 85 of the FSMA) being made available to the public before the offer is made. Accordingly, this short form prospectus does not constitute a prospectus in the United Kingdom and will not be approved by the United Kingdom's Financial Services Authority.

Any United Kingdom resident or person in the United Kingdom acquiring Shares will be deemed to have confirmed, represented, acknowledged and undertaken to the Underwriters and the Corporation and their respective directors that:

1. they are a person falling within the exemption contained in 86(1)(a) of FSMA and falling within one or more of the categories of persons set out in Article 19 (Investment Professionals) or Article 49 (High net worth companies, unincorporated associations etc.) of the FPO;

2. they are acting as principal and for no other person and that their acceptance of the Shares will not give any other person a contractual right to require the issue by the Corporation of any Shares;

3. that in accepting the Shares they are not applying for registration as, or as a nominee or agent for, a person who is or may be a person mentioned in sections 67 to 72 inclusive and sections 93 to 97 inclusive of the Finance Act 1986;

4. to the extent applicable to them, they are aware of their obligations in connection with the Criminal Justice Act 1993 ("**CJA**"), the Anti-Terrorism, Crime and Security Act 2001, the Proceeds of Crime Act 2002 and Part VIII of FSMA, and have identified their clients in accordance with the Money Laundering Regulations 2003 and have complied fully with their obligations pursuant to those Regulations.

The distribution of this short form prospectus in or to persons in certain jurisdictions may be restricted by law and person into whose possession this short form prospectus comes should inform themselves about, and observe, any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction.

SIGNIFICANT ACQUISITIONS

On March 30, 2007, the Corporation (indirectly through Kisankala) completed the acquisition of the remaining 52% of the shares of H&J that it did not previously own. As a result, the Corporation indirectly owns 75% of the shares of Swanmines, the holder of the exploitation permit for the Kalukundi Property. As the acquisition of H&J constitutes a "significant acquisition" pursuant to applicable securities legislation, the Corporation is preparing the necessary financial statements to reflect the acquisition of H&J. The Corporation will also prepare and file with the securities regulatory authorities a business acquisition report (the "**BAR**") required under applicable securities legislation. The Corporation expects to incorporate the BAR by reference into the final prospectus for this Offering.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering and to the Shares to be distributed pursuant to this short form prospectus will be passed upon for the Corporation by Getz Prince Wells LLP, and for the Underwriters by Fraser Milner Casgrain LLP.

LEGAL PROCEEDINGS

Subsequent to its most recently completed financial year end, the Corporation was made aware that one of its former employees in the DRC, Mr. Alessandro Berardone, initiated legal proceedings against the Corporation before the Court of Grande Instance of Lubumbashi in the DRC on the grounds that he had an employment contract with the Corporation which provided for a performance based bonus, among other things, which contract was terminated by the Corporation without payment of such bonus. He also claimed that he was responsible for the Corporation's acquisition of its interest in the Kalukundi Property as well as certain mining concessions acquired by the Corporation, for which he was not properly compensated. He claimed the amount of US$30,000,000. Mr. Berardone, without proper notice to the Corporation, obtained a default judgement against the Corporation in the amount of US$3,000,400. The Corporation has commenced proceedings to set aside the default judgement. The matter was scheduled to be heard in the Lubumbashi Court on April 5, 2007, but has been postponed to May 3, 2007.

INTERESTS OF EXPERTS

None of Thorsteinssons LLP, tax counsel for the Corporation and Fraser Milner Casgrain LLP, counsel for the Underwriters, nor John Hearne, BEng., MBA, MAusIMM or Dr. Julian Verbeek, BSc (Honours), PhD (Geol.), MAusIMM, the authors of the Kalukundi Report, each being companies or persons who have prepared or certified a statement, report or valuation in this short form prospectus, either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company, nor any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation.

As of the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate less than one percent of the securities of the Corporation or of any associate or affiliate of the Corporation.

PROMOTERS

Rubicon Minerals Corporation (**"Rubicon"**) is the promoter of the Corporation within the meaning of applicable securities legislation, by virtue of having taken the initiative in founding the Corporation. Prior to the Plan of Arrangement described in the Corporation's Annual Information Form, Rubicon was the holder of approximately 39% of the outstanding shares of Africo BC. Upon completion of the Plan of Arrangement, Rubicon distributed its equity interest in Africo BC to its shareholders who acquired shares of the Corporation. As at the date of this short form prospectus, Rubicon has advised that it holds 42,749 common shares of the Corporation being 0.17% of the common shares of the Corporation outstanding and issued as of the date hereof and no shares of Africo BC. Concurrently with the filing of this short form prospectus, the Corporation has applied to the British Columbia Securities Commission, as its principal regulator, for an exemption from the requirement that Rubicon sign this short form prospectus as a promoter.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The Corporation's auditor is PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

The transfer agent and registrar for the Corporation's common shares is Computershare Investor Services Inc. at its principal offices in the cities of Vancouver, British Columbia and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Africo Resources Ltd. (the "Corporation") dated ♦, 2007, relating to the qualification for distribution of 35,150,000 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated financial statements of the Corporation as at and for the years ended December 31, 2006 and 2005. Our report is dated March 27, 2007.

♦Chartered Accountants

Vancouver, British Columbia
♦, 2007

CERTIFICATE OF THE CORPORATION

April 19, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Manitoba and Ontario.

"Antony Harwood"	*"Michael O'Brien"*
(signed) Dr. Antony Harwood Chief Executive Officer & President	(signed) Michael O'Brien Chief Financial Officer

On Behalf of the Board of Directors of the Corporation

"Chris Theodoropoulos"	*"David Adamson"*
(signed) Chris Theodoropoulos Director	(signed) David Adamson Director

CERTIFICATE OF THE UNDERWRITERS

April 19, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces or British Columbia, Manitoba and Ontario.

PARADIGM CAPITAL INC.

"Andrew Partington"
(signed) Andrew Partington
Partner, Corporate Finance

GMP SECURITIES L.P.

"Mark Wellings"
(signed) Mark Wellings
Managing Director, Investment Banking

Getz Prince Wells LLP

Suite 1810, 1111 West Georgia Street
Vancouver, British Columbia, Canada V6E 4M3
Tel: (604) 685-6367 Fax: (604) 685-9798

April 19, 2007

VIA SEDAR

TO: The Manitoba Securities Commission
500 - 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5

AND TO: British Columbia Securities Commission (*Principal Regulator*)
Alberta Securities Commission
Autorité des marchés finaciers
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Africo Resources Ltd.

Please be advised that in connection with the preliminary short form prospectus (the "Preliminary Prospectus") of Africo Resources Ltd. (the "Issuer") filed via SEDAR under Project No. 1085625, the following documents are incorporated by reference in the Preliminary Prospectus and, as such, are being filed with The Manitoba Securities Commission:

1. the audited consolidated annual financial statements of the Issuer, together with notes thereto and the auditor's report thereon dated March 31, 2007, for the fiscal years ended December 31, 2006 and comparative period ended December 31, 2005;

2. the Issuer's management discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2006;

3. the Issuer's Annual Information Form dated March 30, 2007;

4. the technical report on the Kalukundi Property dated June 2006, as incorporated by reference in the Issuer's Annual Information Form; and

5. the Material Change Report dated April 18, 2007.

In addition, the CEO and CFO Certifications on Form 52-109F1 previously filed in relation to the annual financial statements noted in item 1. above have also been filed with The Manitoba Securities Commission.

We also remit electronically, on the Issuer's behalf, $1,100 representing filing fees payable to The Manitoba Securities Commission on filing of the annual financial statements ($100) and the Annual Information Form ($1,000).

Please do not hesitate to contact me with any questions or concerns.

Yours truly,

"Zahra H. Ramji"

Zahra H. Ramji

Email: zahra@getzpw.com
Direct Line: (604) 605-4295

Getz Prince Wells LLP

Suite 1810, 1111 West Georgia Street
Vancouver, British Columbia, Canada V6E 4M3
Tel: (604) 685-6367 Fax: (604) 685-9798

April 19, 2007

VIA SEDAR

TO: The Manitoba Securities Commission
500 - 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5

AND TO: British Columbia Securities Commission (*Principal Regulator*)
Alberta Securities Commission
Autorité des marchés finaciers
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Africo Resources Ltd.

Please be advised that in connection with the preliminary short form prospectus (the "Preliminary Prospectus") of Africo Resources Ltd. (the "Issuer") filed via SEDAR under Project No. 1085625, the following documents are incorporated by reference in the Preliminary Prospectus and, as such, are being filed with The Manitoba Securities Commission:

1. the audited consolidated annual financial statements of the Issuer, together with notes thereto and the auditor's report thereon dated March 31, 2007, for the fiscal years ended December 31, 2006 and comparative period ended December 31, 2005;

2. the Issuer's management discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2006;

3. the Issuer's Annual Information Form dated March 30, 2007;

4. the technical report on the Kalukundi Property dated June 2006, as incorporated by reference in the Issuer's Annual Information Form; and

5. the Material Change Report dated April 18, 2007.

In addition, the CEO and CFO Certifications on Form 52-109F1 previously filed in relation to the annual financial statements noted in item 1. above have also been filed with The Manitoba Securities Commission.

We also remit electronically, on the Issuer's behalf, $1,100 representing filing fees payable to The Manitoba Securities Commission on filing of the annual financial statements ($100) and the Annual Information Form ($1,000).

Please do not hesitate to contact me with any questions or concerns.

Yours truly,

"Zahra H. Ramji"

Zahra H. Ramji

Email: zahra@getzpw.com
Direct Line: (604) 605-4295

Getz Prince Wells LLP

Suite 1810, 1111 West Georgia Street
Vancouver, British Columbia, Canada V6E 4M3
Tel: (604) 685-6367 Fax: (604) 685-9798

April 19, 2007

VIA SEDAR

TO: The Manitoba Securities Commission
500 - 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5

AND TO: British Columbia Securities Commission (*Principal Regulator*)
Alberta Securities Commission
Autorité des marchés finaciers
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Africo Resources Ltd.

Please be advised that in connection with the preliminary short form prospectus (the "Preliminary Prospectus") of Africo Resources Ltd. (the "Issuer") filed via SEDAR under Project No. 1085625, the following documents are incorporated by reference in the Preliminary Prospectus and, as such, are being filed with The Manitoba Securities Commission:

1. the audited consolidated annual financial statements of the Issuer, together with notes thereto and the auditor's report thereon dated March 31, 2007, for the fiscal years ended December 31, 2006 and comparative period ended December 31, 2005;

2. the Issuer's management discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2006;

3. the Issuer's Annual Information Form dated March 30, 2007;

4. the technical report on the Kalukundi Property dated June 2006, as incorporated by reference in the Issuer's Annual Information Form; and

5. the Material Change Report dated April 18, 2007.

In addition, the CEO and CFO Certifications on Form 52-109F1 previously filed in relation to the annual financial statements noted in item 1. above have also been filed with The Manitoba Securities Commission.

We also remit electronically, on the Issuer's behalf, $1,100 representing filing fees payable to The Manitoba Securities Commission on filing of the annual financial statements ($100) and the Annual Information Form ($1,000).

Please do not hesitate to contact me with any questions or concerns.

Yours truly,

"Zahra H. Ramji"

Zahra H. Ramji

Email: zahra@getzpw.com
Direct Line: (604) 605-4295

Getz Prince Wells LLP

Suite 1810, 1111 West Georgia Street
Vancouver, British Columbia, Canada V6E 4M3
Tel: (604) 685-6367 Fax: (604) 685-9798

April 19, 2007

VIA SEDAR

TO: The Manitoba Securities Commission
500 - 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5

AND TO: British Columbia Securities Commission (*Principal Regulator*)
Alberta Securities Commission
Autorité des marchés finaciers
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Africo Resources Ltd.

Please be advised that in connection with the preliminary short form prospectus (the "Preliminary Prospectus") of Africo Resources Ltd. (the "Issuer") filed via SEDAR under Project No. 1085625, the following documents are incorporated by reference in the Preliminary Prospectus and, as such, are being filed with The Manitoba Securities Commission:

1. the audited consolidated annual financial statements of the Issuer, together with notes thereto and the auditor's report thereon dated March 31, 2007, for the fiscal years ended December 31, 2006 and comparative period ended December 31, 2005;

2. the Issuer's management discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2006;

3. the Issuer's Annual Information Form dated March 30, 2007;

4. the technical report on the Kalukundi Property dated June 2006, as incorporated by reference in the Issuer's Annual Information Form; and

5. the Material Change Report dated April 18, 2007.

In addition, the CEO and CFO Certifications on Form 52-109F1 previously filed in relation to the annual financial statements noted in item 1. above have also been filed with The Manitoba Securities Commission.

We also remit electronically, on the Issuer's behalf, $1,100 representing filing fees payable to The Manitoba Securities Commission on filing of the annual financial statements ($100) and the Annual Information Form ($1,000).

Please do not hesitate to contact me with any questions or concerns.

Yours truly,

"Zahra H. Ramji"

Zahra H. Ramji

Email: zahra@getzpw.com
Direct Line: (604) 605-4295

Getz Prince Wells LLP

Suite 1810, 1111 West Georgia Street
Vancouver, British Columbia, Canada V6E 4M3
Tel: (604) 685-6367 Fax: (604) 685-9798

April 19, 2007

VIA SEDAR

TO: The Manitoba Securities Commission
500 - 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5

AND TO: British Columbia Securities Commission (*Principal Regulator*)
Alberta Securities Commission
Autorité des marchés finaciers
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Africo Resources Ltd.

Please be advised that in connection with the preliminary short form prospectus (the "Preliminary Prospectus") of Africo Resources Ltd. (the "Issuer") filed via SEDAR under Project No. 1085625, the following documents are incorporated by reference in the Preliminary Prospectus and, as such, are being filed with The Manitoba Securities Commission:

1. the audited consolidated annual financial statements of the Issuer, together with notes thereto and the auditor's report thereon dated March 31, 2007, for the fiscal years ended December 31, 2006 and comparative period ended December 31, 2005;

2. the Issuer's management discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2006;

3. the Issuer's Annual Information Form dated March 30, 2007;

4. the technical report on the Kalukundi Property dated June 2006, as incorporated by reference in the Issuer's Annual Information Form; and

5. the Material Change Report dated April 18, 2007.

In addition, the CEO and CFO Certifications on Form 52-109F1 previously filed in relation to the annual financial statements noted in item 1. above have also been filed with The Manitoba Securities Commission.

We also remit electronically, on the Issuer's behalf, $1,100 representing filing fees payable to The Manitoba Securities Commission on filing of the annual financial statements ($100) and the Annual Information Form ($1,000).

Please do not hesitate to contact me with any questions or concerns.

Yours truly,

"Zahra H. Ramji"

Zahra H. Ramji

Email: zahra@getzpw.com
Direct Line: (604) 605-4295

Getz Prince Wells LLP

Suite 1810, 1111 West Georgia Street
Vancouver, British Columbia, Canada V6E 4M3
Tel: (604) 685-6367 Fax: (604) 685-9798

RECEIVED
2007 MAY -1 A 8:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 19, 2007

VIA SEDAR

TO: The Manitoba Securities Commission
500 - 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5

AND TO: British Columbia Securities Commission (*Principal Regulator*)
Alberta Securities Commission
Autorité des marchés finaciers
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Africo Resources Ltd.

Please be advised that in connection with the preliminary short form prospectus (the "Preliminary Prospectus") of Africo Resources Ltd. (the "Issuer") filed via SEDAR under Project No. 1085625, the following documents are incorporated by reference in the Preliminary Prospectus and, as such, are being filed with The Manitoba Securities Commission:

1. the audited consolidated annual financial statements of the Issuer, together with notes thereto and the auditor's report thereon dated March 31, 2007, for the fiscal years ended December 31, 2006 and comparative period ended December 31, 2005;

2. the Issuer's management discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2006;

3. the Issuer's Annual Information Form dated March 30, 2007;

4. the technical report on the Kalukundi Property dated June 2006, as incorporated by reference in the Issuer's Annual Information Form; and

5. the Material Change Report dated April 18, 2007.

In addition, the CEO and CFO Certifications on Form 52-109F1 previously filed in relation to the annual financial statements noted in item 1. above have also been filed with The Manitoba Securities Commission.

We also remit electronically, on the Issuer's behalf, $1,100 representing filing fees payable to The Manitoba Securities Commission on filing of the annual financial statements ($100) and the Annual Information Form ($1,000).

Please do not hesitate to contact me with any questions or concerns.

Yours truly,

"Zahra H. Ramji"

Zahra H. Ramji

Email: zahra@getzpw.com
Direct Line: (604) 605-4295

British Columbia Securities Commission

SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

IN THE MATTER OF NATIONAL POLICY 43-201 MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES

AND

IN THE MATTER OF

AFRICO RESOURCES LTD.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Manitoba and Ontario** have been issued for a preliminary short form prospectus of the above issuer dated April 19, 2007.

DATED at Vancouver, British Columbia on April 19, 2007.

Allan Lim

Allan Lim, CA
Manager
Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project No.: 1085625

g:\corpfin\sah\1085625
Preliminary

RSG GLOBAL
Integrated Mining Solutions

RSG Global Consulting Pty Ltd
Head Office:
1162 Hay Street
West Perth WA 6005

P O Box 1671
West Perth WA 6872

Telephone: +61 8 9324 8800
Facsimile: +61 8 9324 8877

Email: info.australia@rsgglobal.com
Web: http://www.rsgglobal.com

We're merging with
coffey mining
A Coffey International Limited company

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
The Toronto Stock Exchange

I, John Hearne, am one of the authors of the technical report on the Kalukundi Property titled "Kalukundi Project - Technical Report" dated June 2006 (the "Kalukundi Report"). Africo Resources Ltd. (the "Corporation") has extracted certain information from the Kalukundi Report, which is included in the Corporation's Annual Information Form dated March 30, 2007 (the "AIF"), and which Kalukundi Report is incorporated by reference and is deemed to be included in the Corporation's AIF, which has been filed.

I hereby consent to the use of my name in the AIF and the use, inclusion or incorporation by reference of the information extracted from, and reference(s) to, the Kalukundi Report in the AIF.

I also certify that I have read the written disclosure filed and that it fairly and accurately represents the information in the Kalukundi Report that supports the disclosure.

Dated, 12 April 2007

With best regards

Signature of Qualified Person
John Hearne, BEng., MBA, MAusIMM
Principal Consultant – Mining Engineering

[*Seal or Stamp of Qualified Person*]

pl_Consent_RSG Global_Hearne-J_070412.doc

Julian Verbeek
5/7 Delhi Street
WEST PERTH WA 6005

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
The Toronto Stock Exchange

I, Julian Verbeek, am one of the authors of the technical report on the Kalukundi Property titled "Kalukundi Project - Technical Report" dated June 2006 (the "Kalukundi Report"). Africo Resources Ltd. (the "Corporation") has extracted certain information from the Kalukundi Report, which is included in the Corporation's Annual Information Form dated March 30, 2007 (the "AIF"), and which Kalukundi Report is incorporated by reference and is deemed to be included in the Corporation's AIF, which has been filed.

I hereby consent to the use of my name in the AIF and the use, inclusion or incorporation by reference of the information extracted from, and reference(s) to, the Kalukundi Report in the AIF.

I also certify that I have read the written disclosure filed and that it fairly and accurately represents the information in the Kalukundi Report that supports the disclosure.

Dated 23 April 2007

J Verbeek

Signature of Qualified Person
Julian Verbeek, B.Sc. (Hon), PhD (Geol.), MAusIMM

[*Seal or Stamp of Qualified Person*]

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 24, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: Africo Resources Ltd. **(AMENDED)**

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	: Annual General and Special Meeting
2. CUSIP/Class of Security entitled to receive notification	: 008291106/CA0082911060/COMMON
3. CUSIP/Class of Security entitled to vote	: 008291106/CA0082911060/COMMON
4. Record Date for Notice	: 18 May 2007 **(AMENDED)**
5. Record date for Voting	: 18 May 2007 **(AMENDED)**
6. Beneficial Ownership determination date	: 18 May 2007 **(AMENDED)**
7. Meeting Date	: 25 Jun 2007 **(AMENDED)**
8. Meeting Location	: TBA

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

```
RUN:0087  DATE:14/03/2007     ***      D O M I C I L E   S U M M A R Y      ***      [PRTPRM 15:37 20/03/2007  PAGE:     1]
AFRICO RESOURCES LTD/AFXQ                                                    CIV/COMPUTERSHARE TRUST COMPANY OF CANADA

Job identification          Login name.: SCRIP        Order No.: WRTP  Op Init.: WEBRPT   Originator.: Web Report Engine
------------------          Program description.: DOMICILE SUMMARY

REPPRINT                    Name on disk.: $RS_DS_WR010344         Printer name.: ********** Form type.: ******  Copies.: 0
--------

Output Medium               Paper
-------------

Number of Report copies     01
-----------------------

REPID                       Report Title.: DOMICILE SUMMARY                  Report date.: 20/03/2007 At Run.:  0087
-----

Classes                     C01
-------

Include Reserves            No
----------------

Unknown State/Province
----------------------

Summary type                Domicile Summary
------------

Range(s) of Units                     1.000000 to 99999999999999.000000
------------

Range(s) Gap                Lower Limits
------------

Cater For Back Dating       Yes
---------------------

AUTOFTP                       Mailing House...:                End-of-month Report...:

-------

AUTOPDF                     PDF Mailhouse..: DISK$EXPORT:[WEBRPT]

-------

****************************************************************************************************************************
********** NUMBER OF PAGES WRITTEN =        1 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN =      30 ************
****************************************************************************************************************************
```

RECEIVED

2007 MAY -1 A 9:07

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

```
                    1.000000
                          to
          9999999999999.000000
C01/COMMON SHARES
AB /ALBERTA
 Holders             1
 Units             277.000000
BC /BRITISH COLUMBIA
 Holders            17
 Units       4,733,123.000000
NL /NEWFOUNDLAND
 Holders             1
 Units              92.000000
ON /ONTARIO
 Holders            14
 Units      17,921,961.000000

C01/*** DOMESTIC TOTAL ***
 Holders            33
 Units      22,655,453.000000
```

1.000000 to 9999999999999.000000

C01/COMMON SHARES

AZ /ARIZONA	
Holders	1
Units	9.000000
NY /NEW YORK	
Holders	2
Units	951,050.000000
OR /OREGON	
Holders	1
Units	462.000000
TX /TEXAS	
Holders	1
Units	184.000000
VA /VIRGINIA	
Holders	1
Units	92.000000
WA /WASHINGTON	
Holders	2
Units	461.000000
C01/*** STATE ANALYSIS ***	
Holders	8
Units	952,258.000000

1.000000
to
9999999999999.000000

C01/COMMON SHARES

GBR/UNITED KINGDOM	
Holders	4
Units	1,360,057.000000
ZAF/SOUTH AFRICA	
Holders	1
Units	1,445.000000
C01/*** OVERSEAS TOTAL ***	
Holders	5
Units	1,361,502.000000
C01/*** T O T A L ***	
Holders	46
Units	24,969,213.000000

TOTAL HOLDERS FOR CLASSES SELECTED	46
TOTAL UNITS FOR CLASSES SELECTED	24,969,213.000000

********** NUMBER OF PAGES WRITTEN = 3 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 68 ************

Computershare

Class/Register Totals

Compiled 20 Mar 2007

AFRICO RESOURCES LTD

Class/Register Totals as at 19 Mar 2007

COMMON SHARES

Register	Sub-Register	Current Holders	Nil Holders	Units
CAN - BOOK	Issued Cap	5	0	1,726.000000
	CDS	1	0	17,467,098.000000
	CAN - BOOK	6	0	17,468,824.000000
CAN - CERTIFICATED	Issued Cap	36	5	6,549,339.000000
	DTC	1	0	951,050.000000
	CAN - CERTIFICATED	37	5	7,500,389.000000
	Class Total	43	0	24,969,213.000000

Sub-Register Total

Sub-Register	Current Holders	Nil Holders	Units
Issued Cap	41	0	6,551,065.000000
DTC	1	0	951,050.000000
CDS	1	0	17,467,098.000000

ADP Investor Communications

5970 Chedworth Way, Mississauga, ON L5R 4G5

RECEIVED
2007 MAY -1 A 8:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Issuer Name:	AFRICO RESOURCES LTD
CUSIP:	008291106
Security Description:	***AFRICO RESOURCES LTD
Record Date:	March 14, 2007
Job #:	848783

SUMMARY

All Securityholders Reported Total:	4,657
All Securities Reported Total:	18,002,645

This report is based on the address(es) of record in the data files provided by our Canadian Intermediary clients.

CANADA

PROVINCE / TERRITORY	NUMBER OF SECURITYHOLDERS	SECURITIES REPORTED
ALBERTA	504	864,316
BRITISH COLUMBIA	735	1,268,597
MANITOBA	114	161,034
NEW BRUNSWICK	26	7,401
NEWFOUNLAND LABRADOR	60	24,223
NORTHWEST TERRITORIES	5	1,692
NOVA SCOTIA	64	21,471
ONTARIO	2,716	7,924,223
PRINCE EDWARD ISLAND	9	2,304
QUEBEC	246	820,817
SASKATCHEWAN	88	35,764
UNKNOWN	4	4,058
YUKON	2	138
[illegible]	4,573	11,136,038

UNITED STATES

USA	NUMBER OF SECURITYHOLDERS	SECURITIES REPORTED
[illegible]	16	24,194

FOREIGN

NON NORTH AMERICAN	NUMBER OF SECURITYHOLDERS	SECURITIES REPORTED
[illegible]	68	6,842,413

GEO_PRE SUPP_848783_20072003_091646

END